Form 20-F
period 2002-12-31
ORCKIT COMMUNICATIONS LTD
filed 2003-06-27
CIK 1021620

UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 20-F

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                                       OR


|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2002

                                       OR


|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the transition period from                        to

        Commission file number 0-28724

                           ORCKIT COMMUNICATIONS LTD.
              (Exact name of Registrant as specified in its charter
               and translation of Registrant's name into English)

                                     ISRAEL
                 (Jurisdiction of incorporation or organization)

                 126 Yigal Allon Street, Tel Aviv 67443, Israel
                    (Address of principal executive offices)


Securities registered or to be registered pursuant to Section 12(b) of the Act.


Title of each class                 Name of each exchange on which registered
None


Securities registered or to be registered pursuant to Section 12(g) of the Act.

                          Ordinary Shares, no par value
                                (Title of Class)


Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
                                (Title of Class)

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
     As of December 31, 2002, the Registrant had outstanding 4,979,593 Ordinary Shares, no par value.
     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such
 filing requirements for the past 90 days.                       Yes |X| No |_|
     Indicate by check mark which financial statement item the Registrant has elected to follow.
                                                        Item 17 |_| Item 18 |X|

                                     PART I

     Unless the context otherwise requires, "Orckit," "us," "we" and "our" refer to Orckit Communications Ltd. and its subsidiaries.

     All share and share price information in this Annual Report has been adjusted to give retroactive effect to (i) an adjustment allocating 44% of our share price to each share of Orckit and 56% of our share price to each share of Tioga for all periods prior to our spin-off of Tioga Technologies Ltd. on June 30, 2000 and (ii) a one-for-five reverse split of our ordinary shares that became effective as of November 27, 2002.

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         Not applicable

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable

ITEM 3.  KEY INFORMATION

A.       SELECTED FINANCIAL DATA

     The following selected consolidated financial data as of December 31, 2001 and 2002, and each of the years ended December 31, 2000, 2001 and 2002 are derived from our audited consolidated financial statements set forth elsewhere in this Annual Report, which have been prepared in accordance with generally accepted accounting principles in the United States. The selected consolidated financial data for the years ended December 31, 1998 and 1999 and as of December 31, 1998, 1999 and 2000 are derived from audited consolidated financial statements not appearing in this Annual Report. The selected consolidated financial data set forth below should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and the consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this Annual Report.

     On June 30, 2000, our business was formally divided into two separate companies: (i) Tioga Technologies Ltd., an Israeli company, to which we transferred substantially all of our former semiconductor business, including the business of Silicon Value Ltd., and (ii) Orckit, which continues to own and operate our existing telecom equipment and other businesses. As part of the spin-off, we transferred to Tioga substantially all the assets and liabilities constituting our semiconductor business in exchange for Tioga ordinary shares, and distributed all of those Tioga shares as a stock dividend to our shareholders on a share for share basis. The results of Tioga are included in our financial statements through June 30, 2000.

                                             1998            1999           2000            2001            2002
Statement of Operations Data:                                (in thousands, except per share data)
Revenues                                    $45,249         $88,864       $131,867        $141,647         $53,420
Cost of revenues                             41,268          84,502        133,671         112,007          32,963
Gross profit (loss)                           3,981           4,362         (1,804)         29,640          20,457
Research and development expenses            12,905          18,195         31,970          22,429          22,266
Less grants                                   2,806           2,409          1,110           3,344           2,975
Research and development expenses,
net                                          10,099          15,786         30,860          19,085          19,291
Selling, general and
administrative expenses                      11,817          16,151         33,561          16,993          14,699

Acquisition of research and
development In-process                            -               -         28,976               -               -
Amortization and impairment of
goodwill                                          -               -         14,334          26,101               -
Operating loss                              (17,935)        (27,575)      (109,535)        (32,539)        (13,533)
Financial income,  net                        2,186           2,653          1,975          33,395          17,616
Other income                                      -               -            906               -               -
                                                                               ---
Net income (loss)                          $(15,749)       $(24,922)     $(106,654)           $856          $4,083
Net income (loss) per share -
basic                                       $(4.95)         $(6.80)       $(24.6)           $0.18           $0.83
Net income (loss) per share -
diluted                                      $(4.95)        $(6.80)        $(24.6)           $0.18           $0.79
Weighted average number of
ordinary shares outstanding-basic             3,168           3,668          4,332           4,632           4,932
Weighted average number of
ordinary shares
outstanding-diluted                           3,168           3,668          4,332           4,875           5,163

_______________________

                                                                Year Ended December 31,
                                  ------------------------------------------------------------------------------------
                                       1998             1999              2000             2001             2002
Balance Sheet Data:                                                 (in thousands)
Cash, cash
  equivalents ,
  bank deposits,
  marketable securities
  and long-term
  investments                        $41,774          $51,049          $101,191         $112,924         $116,677
Working capital (1)                   54,180           85,399           133,086          103,895           55,193
Total assets                          73,031          127,169           243,823          166,300          135,850
Convertible Subordinated  Notes           --               --           120,000           66,416           38,179
Share capital and
  additional paid -in
  capital                             78,848          138,023           313,984          318,651          320,204
Shareholders' equity                 $57,294          $91,547           $71,262          $76,785          $82,421

--------------------------------

(1)      Total current assets net of total current liabilities

B.       CAPITALIZATION AND INDEBTEDNESS

         Not applicable

C.       REASONS FOR THE OFFER AND USE OF PROCEEDS

         Not applicable

D.       RISK FACTORS

     We believe that the occurrence of any one or some combination of the following factors could have a material adverse effect on our business, financial condition and results of operations.

Risks relating to our business and industry

We have a history of substantial losses and might not become profitable on an operating basis.

     Through December 31, 2002, we incurred aggregate net losses of approximately $238 million. Losses include a charge of approximately $90 million in 2000 as a result of the spin-off of Tioga and aggregate charges of $69 million in 2000 and 2001 for the amortization and impairment of goodwill and in process research and development with respect to companies we acquired. Our operating losses have been larger as we recognized an aggregate of approximately $51 million of financial income during the past two years, primarily from the early retirement of our convertible subordinated notes. We incurred an additional net loss of $5.2 million in the quarter ended March 31, 2003, with an operating loss for the quarter of approximately $8.8 million. We incurred our losses primarily because we sold asymmetric digital subscriber line, or ADSL, products at prices below our manufacturing costs. In addition, we have invested significant funds in technology projects undertaken by our subsidiaries. As of December 31, 2002, these projects have not generated any revenues. We may not be able to achieve profitability on an operating basis. Even if we achieve operating profitability, we may not be able to sustain it.

Our results of operations in 2002 were highly dependent upon sales to two large customers. We do not expect to continue making significant sales to these customers.

     Two of our customers, Verizon and Telia, accounted for 95.7% of our revenues in 2002. Both Verizon and Telia have engaged other vendors for the wide-scale deployment of ADSL products and have halted the deployment of our central office equipment. Therefore, we do not expect significant sales to either of these customers in 2003.

Our legacy DSLAM sales have decreased significantly and are expected to be insignificant in 2003.

     Our revenues declined significantly from $141.6 million in 2001 to $53.4 million in 2002 and are expected to be insignificant in 2003. In the quarter ended March 31, 2003, our revenues were $515,000 compared to $19.9 million in the prior year. We do not expect to introduce new products or technology that will generate any significant revenue in 2003 that could offset this decline. Unless we are able to develop new and innovative products that are accepted in the marketplace, it will be difficult for us to attract new customers and generate significant revenues that would be necessary to compensate for this reduction in our sales. We cannot be sure that we will be able to do this.

The slow down in capital expenditures by telecommunications service providers has had and could continue to have a material adverse effect on our results of operations.

     The continuing deterioration of economies around the world and economic uncertainty in the telecommunications market has resulted in a sharp curtailment of capital investment by telecommunications carriers and service providers. This decline in capital expenditures has had a material adverse effect on our operating results, has reduced our sales and has placed pressure on the price of our existing products and products that we are developing. We expect the slow down and significant reduction in telecom capital expenditures to continue through 2003 and into 2004 as well.

We plan to continue to invest substantial capital and other resources in our Corrigent Systems subsidiary, as well as other technology projects, including our Spediant Systems subsidiary.

     We continue to fund Corrigent Systems which is developing solutions capable of supporting high bandwidth services in telecommunications networks located in metropolitan areas, as well as Spediant Systems, which is developing solutions addressing the needs of service providers for fiber-speed broadband services over copper wires. We provided our technology projects with approximately $18 million and $25 million of working capital in 2001 and 2002, respectively, the substantial majority of which was invested in Corrigent Systems. We expect that our technology projects will not begin to generate commercial revenues in 2003 and will have a negative cash flow for at least 2003 and 2004. The curtailment of capital investment by telecommunications carriers and service providers could have a material adverse effect on the commercial deployment of these technology projects and our ability to secure third party funding. As a result, for these projects to continue, we will likely have to continue to finance them. Our financing of these projects will reduce our cash balances.

The future growth of Corrigent Systems, as well as other technology projects, including Spediant Systems, will depend upon on the acceptance of their technologies and the development of markets for their products.

     The markets for products under development by Corrigent Systems are dependant on resilient packet ring, or RPR, technology. Industry standards for RPR technology have not yet been formally adopted. The market for products based on RPR technology may not fully develop, whether as a result of competition, alternative technologies, such as Ethernet in the metro area, changes in technology, product standards or otherwise. The markets for products under development by Spediant Systems are dependant on multi-copper pair and inverse multiplexing technology. Industry standards for the bonding of copper pair technology are in early stage of discussions, and have not yet been adopted. The market for products based on this technology may not fully develop, whether as a result of competition, alternative technologies, such as long-reach digital subscriber line technology, known also as DSL technology, in the access area, changes in technology, product standards or otherwise. The success of Corrigent and other technology projects, including Spediant, will ultimately depend on the acceptance of their products and technologies. We have no control over the development of their target markets. Even if they develop technologies that are accepted, each must develop relationships with providers of telecommunications services in order to be successful. Furthermore, competing technologies in the targeted areas may be utilized in the majority of such target market. This would leave Corrigent and our other technology projects with a small market to address.

We may not be able to keep pace with emerging industry standards for products we are developing. This could make these products unacceptable to potential customers.

     Industry-wide standards for the products being developed by our subsidiaries have not yet been adopted. The failure to comply with evolving standards could limit acceptance of our products by market participants. Since these products will be integrated into networks consisting of elements manufactured by various companies, they must comply with a number of current and future industry standards and practices established by various international bodies and industry forums. Standards may be adopted by various industry groups or may be proprietary and nonetheless accepted broadly in the industry. It may take us a significant amount of time to develop and design products incorporating these new standards. We may also have to pay licensing fees to the developers of the technologies that constitute newly adopted standards.

Because telephone companies must obtain in-house and regulatory approvals before they can order our products, expected sales of new products in development are likely to be subject to delays, which may harm our business.

     Before telephone companies can purchase our products that are being developed, these products must undergo a lengthy approval process. Evaluation can take several years. Accordingly, we may be required to submit enhanced versions of products in development for approval.

     The following factors, among others, affect the length of the approval process:

        o the time required for telephone companies to determine and publish specifications;

        o the complexity of the products involved;

        o the technological priorities and budgets of telephone companies; and

        o the regulatory requirements applicable to telephone companies.

     Delays in the product approval process could seriously harm our business and results of operation.

Because of rapid technological and other changes in the market for telecommunications products, we must continually develop and market new products and product enhancements while reducing production costs.

     The market for our products is characterized by:

          o rapid technological change;

          o frequent product introductions and enhancements;

          o evolving industry standards;

          o changes in end-user requirements; and

          o changes in services offered by telephone companies.

     Technologies or standards applicable to our products could become obsolete or fail to gain widespread, commercial acceptance, resulting in losses and inventory write-offs. Rapid technological change and evolving technological standards are resulting in shorter life cycles for our products. Shorter life cycles for our products could cause decreases in product prices at the end of the product life cycle, inventory write-offs and a lower rate of return on our research and development expenditures. We may not be able to respond effectively to technological changes or new product announcements by others or successfully develop or market new products.

Our quarterly results of operations have fluctuated significantly and we expect these fluctuations to continue if our products in development begin to generate revenues.

     The following factors can affect our quarterly results of operations:

          o size and timing of orders, including order deferrals and delayed shipments;

          o launching of new product generations;

          o length of approval processes or market testing;

          o technological changes in the telecommunications industry;

          o accuracy of telephone company, distributor and original equipment manufacturer forecasts of their customers' demands;

          o changes in our operating expenses;

          o the timing of approval of government research and development grants;

          o disruption in our sources of supply;

          o funding required for the operations of Corrigent, Spediant and any other technology projects;

          o early retirement or settlement of debt; and

          o general economic conditions.

     Telephone companies typically require prompt delivery of products. Sales are typically booked and shipped in the same quarter pursuant to purchase orders. As a result, we expect that once sales of our new products commence, we will be required to maintain or have available sufficient raw and finished goods inventory levels to satisfy anticipated demand on a timely basis. This increases the risk of inventory obsolescence and associated write-offs. A shift in demand could also result in inventory write-offs.

The market for the products being developed by Corrigent, as well as by our other technology projects, including Spediant, is intensely competitive. Because many of the competitors of our technology projects have much greater resources than we have, it may be difficult for us to achieve sustained operating profitability.

     The market for the products being developed by Corrigent and our other technology projects is intensely competitive and we expect competition to increase in the future. Many of our competitors and potential competitors are large and established companies, and have better name recognition and greater financial, technical, manufacturing, marketing and personnel resources than us. Increased competition could adversely affect our future revenues and ability to become profitable on an operating basis through pricing pressure, loss of market share and other factors.

     The competitors are numerous and we expect competition to increase in the future. Our principal competitors for the products being developed by our major technology projects are expected to include Alcatel, Cisco Systems, Inc., ECI Telecom Ltd., Fujitsu, Lucent Technologies Inc., Nortel Networks and Siemens AG.

Government regulation of telephone companies could adversely affect the demand for our products.

     United States federal and state regulatory agencies, including the FCC and various state public utility and service commissions, regulate United States telephone companies. FCC regulatory policies affecting the availability of telephone companies' services, and other terms on which telephone companies conduct their business, may impede our penetration of certain markets. Telephone companies in the markets in other countries in which we operate are also subject to evolving governmental regulation or state monopolies. Changes in laws or regulations in the U.S. or elsewhere, could materially adversely affect our ability, and the ability of our customers, to penetrate certain markets or purchase our products currently in development once they are available for commercial sale.

Because a limited number of subcontractors are expected to manufacture and assemble our products currently in development and supply components, our business could suffer if we cannot retain or replace them.

     We have used third-party subcontractors to assemble our products and expect to continue to use third party subcontractors to assemble products currently in development once they are available for commercial sale. For certain of our products currently in development, manufacturing and delivery are expected to be performed on a full turnkey basis. We do not expect to enter into multi-year agreements with assurances of supply with any of our suppliers or subcontractors.

     Our expected reliance on third-party subcontractors involves several risks, including:

     o the potential absence of adequate capacity if we expand;

     o the unavailability of, or interruption in access to, certain process technologies; and

     o reduced control over product quality, delivery, schedules, manufacturing yields and costs.

     We expect to obtain certain key semiconductor components used in our products from a number of single source providers. Shortages of raw materials or production capacity constraints at our subcontractors could negatively affect our ability to meet our product delivery obligations and result in increased prices for affected products. Use of subcontractors also involves the risk of reduced control over product quality, delivery schedules and manufacturing yields, as well as limited negotiating power to reduce costs.

     A shortage in the supply of key semiconductor and other components could affect our ability to manufacture and deliver our products and result in lower revenues. We may be unable to find alternative sources in a timely manner, if at all, if any of our suppliers were unwilling or unable to provide us with key components. If we cannot obtain sufficient key components as required, or develop alternative sources if and as required in the future, product shipments may be delayed or reduced. This could adversely affect our end-user relationships, business and results of operations.

We could incur substantial costs if customers assert warranty claims or request product recalls.

     We offer complex products that may contain errors, defects or failures when introduced or as new versions are released. If we deliver products with defects, errors or bugs or if we undergo a product recall as a result of errors or failures, market acceptance of our products could be lost or delayed and we could be the subject of substantial negative publicity. This could have a material adverse effect on our business and results of operations. We have agreed to indemnify our customers in some circumstances against liability from defects in our products. In some cases our indemnity also covers indirect damages. A product liability claim could seriously harm our business, financial condition and results of operations. We have received claims from certain of our carrier customers for compensation based on warranty claims related to our DSLAM product. We are in discussions with respect to the settlement of these claims, but are unable to estimate our potential liability in connection with these claims.

We are subject to international business risks.

     To date, we have sold our systems primarily in the U.S. and Europe. Products from our technology projects are also expected to target international telecommunication carriers. We are subject to the risks inherent in international business, including:

     o compliance with foreign laws and regulations;

     o import or currency control restrictions;

     o tariffs and other trade barriers;

     o local taxation;

     o transportation delays; and

     o seasonal reduction of business activities.

     These factors, as well as different technical standards or product requirements for our systems in different markets, may limit our ability to penetrate some foreign markets.

We depend on a limited number of key personnel who would be difficult to replace. If we lose the service of these individuals, our business will be harmed.

     Orckit's growth and success largely depends on the managerial and technical skills of members of senior management. If any of them is unable or unwilling to continue with us, our results of operations could be materially and adversely affected.

Our proprietary technology is difficult to protect and unauthorized use of our proprietary technology by third parties may impair our ability to compete effectively.

     We may not be able to prevent the misappropriation of our technology, and our competitors may independently develop technologies that are substantially equivalent or superior to ours. We have filed patent applications covering certain of our technologies. To protect our unpatented proprietary know-how, we rely on technical leadership, trade secrets and confidentiality and non-disclosure agreements. These agreements and measures may not adequately protect our technology and it may be possible for a third party to copy or otherwise obtain and use our technology without authorization or to develop similar technology.

There is a risk that we may violate the proprietary rights of others.

     We are subject to the risk of adverse claims and litigation alleging infringement of the intellectual property rights of other companies. Many participants in the telecommunications industry have an increasing number of patents and patent applications and have frequently commenced litigation based on alleged infringement. We have agreed to indemnify our marketing partners and customers with respect to infringement of the proprietary rights of third parties by our DSLAM products. We also expect to be required to indemnify our customers with respect to infringement of third party proprietary rights by our products that are currently being developed. We have, in the past, received notices from other parties regarding alleged violations of their proprietary rights. Third parties may assert infringement claims in the future and these claims may require us to enter into license arrangements or result in costly litigation, regardless of the merits of these claims. Licensing may be unavailable or may not be obtainable on commercially reasonable terms.

We may need additional financing to continue our growth.

     To the extent that we cannot fund our activities through our existing resources, we may need to raise funds through public or private financing. We may be unable to obtain additional financing on acceptable terms or at all and we may have to significantly curtail our operations, including the technology projects being developed by our subsidiaries. To obtain funds through arrangements with strategic partners or others, we may need to relinquish rights to certain of our technologies or potential markets.

We might lose money from our investments.

We plan to invest the majority of our cash on hand in a variety of financial instruments, including different types of corporate and government bonds, and other financial structures. Some of these bonds and structures may be rated below investment grade or not rated. If the obligor of any of the bonds or structures we hold defaults or undergoes a reorganization in bankruptcy, we may lose all or a portion of our investment in such obligor. This will harm our financial condition. For information on the types of our investments as of December 31, 2002, see Item 11 - "Quantitative and Qualitative Disclosures About Market Risk-Interest Rate Risk Management."

Risks relating to our operations in Israel.

Potential political, economic or military instability in Israel may adversely affect our results of operations.

     Our principal offices and many of our subcontractors and suppliers are located in Israel. Accordingly, political, economic and military conditions in Israel affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been a marked increase in hostilities between Israel and the Palestinians, which has led to a crisis in the entire peace process and adversely affected Israel's relationship with several Arab countries. Any armed conflicts or political instability in the region could negatively affect local business conditions and harm our results of operations. We cannot predict the effect on Orckit of the increase in the degree of violence by Palestinians against Israel or the effect of military action elsewhere in the Middle East, including Iraq. Furthermore, several countries restrict doing business with Israel and Israeli companies, and additional companies may restrict doing business with Israel and Israeli companies as a result of the increase in hostilities. This may also seriously harm our operating results, financial condition and the expansion of our business.

Our results of operations may be negatively affected by the obligation of our personnel to perform military service.

     Most of our executive officers and employees in Israel are obligated to perform annual military reserve duty. There are proposals to increase this annual commitment. In addition, in the event of a military conflict or other attack on Israel, including the ongoing conflict with the Palestinians, these persons could be required to serve in the military for extended periods of time. The absence of a number of officers and employees for significant periods could disrupt our operations and harm our business.

Because most of our revenues are generated in non-Israeli currencies and a substantial portion of our expenses are incurred in NIS, our results of operations may be adversely affected by inflation and currency fluctuations.

     We generate most of our revenues in U.S. dollars but incur the majority of our payroll expenses and a portion of our other expenses in New Israeli Shekels. As a result, we are exposed to risk that the rate of inflation in Israel may exceed the rate of devaluation of the New Israel Shekel in relation to the dollar or that the timing of such devaluation may lag behind inflation in Israel. In that event, the dollar cost of our operations in Israel would increase and our dollar-measured results of operations would be adversely affected.

We benefit from government programs and tax benefits that may in the future be reduced or otherwise unavailable to us; our participation in government grant programs limits our ability to freely transfer manufacturing rights and technology out of Israel.

     Since our inception, we have relied on Israeli government grants for the financing of a significant portion of our product development expenditures. We have received and continue to receive grants and participate in programs sponsored by the Government of Israel. We have applied to Israel's Office of the Chief Scientist for grants for our contemplated 2003 research and development projects.


     In addition, we benefit from certain government programs and tax benefits, particularly as a result of the "Approved Enterprise" status of most of our existing facilities. If we fail to meet eligibility conditions in the future, the tax benefits could be canceled and we may be required to refund the tax benefits already received. These programs and tax benefits may not be continued in the future at their current levels or at any level, or our requests for continued participation in these programs may be denied. Israeli authorities have indicated that the government may reduce or eliminate these benefits in the future. The termination or reduction of these programs and tax benefits could have a material adverse effect on our business, financial condition and results of operations.

     The terms of the grants we received from the Office of Chief Scientist require that we manufacture products developed with government grants in Israel, unless prior approval is received from the Office of the Chief Scientist for the transfer of manufacturing rights out of Israel. If we fail to comply with these conditions in the future, we could be subject to penalties and may be required, among other things, to refund any payments previously received together with interest, with adjustment to the Israeli consumer price index (CPI) and may be denied receipt of grants thereafter. If any of our manufacturing rights were approved by Israel's Office of the Chief Scientist for transfer out of Israel, we would ordinarily be obligated to pay royalties at a higher rate and the total amount to be repaid would be increased. Under certain circumstances, this could require that we repay three times the amount of our original grant. An amendment to this government program allows the Office of Chief Scientist to provide grants for 20%, 30%, 40% or 50% of certain approved expenditures of a research and development plan. The program prior to the amendment only allowed for grants covering 50% of such expenditures. This amendment and the available budget of the Office of the Chief Scientist is likely to reduce the grant amounts available to us in the future.

     See "Item 5 - Operating and Financial Review and Prospects - Liquidity and Capital Resources - Government and Other Grants" for additional information and discussion regarding the amendment to the R&D Law (as hereinafter defined) which came into effect as of April 1, 2003 and may affect our eligibility for grants.

It may be difficult to enforce a U.S. judgment against us, our officers and directors and our Israeli auditors or to assert U.S. securities law claims in Israel.

     Service of process upon our directors and officers and our Israeli auditors may be difficult to effect in the United States because almost all these parties reside outside the United States. Any judgment obtained in the United States against such parties may be unenforceable outside the United States.

     It is not clear whether civil liabilities under the Securities Act and the Securities Exchange Act can be enforced in Israel. However, subject to time limitations, Israeli courts may enforce a U.S. judgment in a civil matter, if:

     o adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard;

     o the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

     o the judgment was rendered by a court of competent jurisdiction, in compliance with due process and the rules of private international law prevailing in Israel;

     o the judgment was not obtained by fraudulent means and does not conflict with any other valid judgment in the same matter between the same parties;

     o no action between the same parties in the same matter is pending in any Israeli court at the time the lawsuit is instituted in a U.S. court; and

     o the U.S. courts are not prohibited from enforcing judgments of the Israeli courts.

     Foreign money judgments enforced in Israel, are generally awarded in New Israeli Shekels, based on the U.S. Dollar/NIS exchange rate in effect on the date of payment. The NIS can be converted into non-Israeli currency and transferred out of Israel. Pending collection, the amount of the NIS-denominated judgment is linked to the Israeli CPI and accrues interest at the annual statutory rate set by Israeli law. Judgment creditors bear the risk of unfavorable exchange rates.

Provisions of Israeli law may delay, prevent or make more difficult an acquisition of Orckit, which could depress our share price.

     The Israeli Companies Law generally requires that a merger be approved by the board of directors and a majority of the shares voting on the proposed merger. Unless a court rules otherwise, the statutory merger will not be deemed approved if a majority of the shares present that are held by parties other than the other party to the merger (or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party) vote against the merger. Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy its obligations. In addition, a merger may not be completed unless at least 70 days have passed since the filing of the requisite merger proposal with the Israeli Registrar of Companies.

     Also, in certain circumstances an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater or 45% or greater shareholder of the company (unless there is already a 25% or greater or a majority shareholder of the company, respectively). If, as a result of an acquisition, the acquirer would hold more than 90% of a company's shares, the acquisition must be made by means of a tender offer for all of the shares.

     Additionally, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap.

     The described restrictions could prevent or make more difficult an acquisition of Orckit, which could depress our share price.

Risks Relating to our Notes

As a result of the spin-off of Tioga, exchange of our notes for shares will be a taxable event to U.S. Holders.

     In March 2000, we sold $125 million aggregate principal amount of our 5.75% convertible subordinated notes due on April 1, 2005. In 2000, 2001 and 2002 we repurchased an aggregate of $86.8 million principal amount of these notes. As of December 31, 2002, the total principal amount of Notes outstanding was $38.2 million and, as of March 31, 2003, the total principal amount of these notes outstanding was $18.7 million. Each $1,000 principal amount of the notes is exchangeable into 2.34962 ordinary shares of Orckit (approximately an aggregate of 89,800 ordinary shares of Orckit as of December 31, 2002 and 43,900 ordinary shares of Orckit as of March 31, 2003) plus 11.7481 ordinary shares of Tioga. The exchange ratio is subject to adjustment in specified circumstances. The exchange of notes for Orckit ordinary shares and Tioga ordinary shares will be a taxable event under U.S. federal income tax law and may be a taxable event under Israeli tax law. A U.S. note holder will have to recognize any gain realized upon an exchange of a note for Orckit ordinary shares and Tioga shares up to an amount not in excess of the fair market value of the Tioga shares received in such exchange.

As a result of the sale of the notes, we have a significant amount of debt and may have insufficient cash flow to satisfy our debt service obligations. In addition, the amount of our debt could impede our operations and flexibility.

     If we are unable to generate sufficient cash flows or otherwise obtain funds necessary to make required payments on the notes, we will be in default under the indenture which could, in turn, cause defaults under our other existing or future indebtedness.

     Even if we are able to meet our payment obligations on the notes, the amount of debt we have incurred could adversely affect us in a number of ways, including by:

     o limiting our ability to obtain additional financing;

     o limiting our flexibility in planning for, or reacting to, changes in our business;

     o placing us at a competitive disadvantage as compared to our competitors who have less debt;

     o making us more vulnerable to the downturn in our business and the economy generally; and

     o requiring us to apply a substantial portion of our cash flows towards payments on our debt, instead of using those funds for other purposes, such as working capital or capital expenditures.

     We may be unable to repurchase the notes upon the occurrence of a change in control.

     Upon the occurrence of a change in control of Orckit, we will be required to offer to repurchase all outstanding notes. Although the indenture relating to the notes allows us to repurchase the notes using ordinary shares, we may not be able to repurchase the notes with cash if we do not have sufficient funds or if we do not comply with the terms of any debt which ranks senior to the notes. Our repurchase of the notes with ordinary shares would substantially dilute the equity interests of our existing shareholders. Our failure to repurchase notes upon a change in control would constitute an event of default under the indenture, which could cause the acceleration of the maturity of the notes and of all our other outstanding debt. These repurchase requirements may also delay or make it harder for others to obtain control of Orckit.

Risks relating to the Market for our Ordinary Shares

Holders of our ordinary shares who are United States residents face income tax risks.

     There is a high likelihood that we would be deemed to have been a passive foreign investment company, or PFIC, for 2001 and 2002. Our treatment as a PFIC could result in a reduction in the after-tax return to the United States holders of our ordinary shares and could cause a reduction in the value of our shares. For U.S. federal income tax purposes, we are treated as a PFIC for any taxable year in which either:

     o 75% or more of our gross income is passive income, or

     o at least 50% of the average value of all of our assets for the taxable year produce, or are held for the production of, passive income.

     For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. As a result of our substantial cash position and the decline in value of our ordinary shares, there is a high likelihood that we would be deemed to have been a PFIC in both 2001 and 2002 under the asset test. We could also be deemed a PFIC in 2003. A separate determination must be made each year as to whether we are a PFIC. As a result, our PFIC status may change.

     Highly complex rules apply to U.S. holders of our ordinary shares if we are treated as a PFIC for U.S. federal income tax purposes for any year during the U.S. holder's holding period. Accordingly, U.S. holders are urged to consult their tax advisors regarding the application of these tax rules.

     United States residents should carefully read Item 10.E "Taxation - United States" for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares and the consequences of PFIC status.

We do not intend to pay cash dividends.

     On June 30, 2000, we distributed a stock dividend on a share-for-share basis of all our shares of Tioga. We have never declared or paid any cash dividends on our ordinary shares. We currently intend to retain future earnings, if any, for funding growth and, if considered desirable by our Board of Directors, for purchase of our convertible subordinated notes or ordinary shares. Accordingly, we do not expect to pay any cash dividends in the foreseeable future.

Two shareholders may be able to control Orckit.

     As of March 31, 2003, Eric Paneth and Izhak Tamir our largest shareholders, each beneficially owns an aggregate of 746,771 ordinary shares representing 15.3% of our outstanding ordinary shares, including (i) 13,750 ordinary shares issuable upon the exercise of options that are currently vested or vest within the next 60 days and (ii) the right to purchase 140,000 shares from us, at any time or from time to time in one or more purchases until February 27, 2005. The purchase price for the ordinary shares under such right to purchase will be equal to the average closing price of our ordinary shares on Nasdaq over the ten trading days immediately preceding the purchase date, plus a premium of 10%. Both are executive officers and members of our Board of Directors. Currently, Messrs. Paneth and Tamir are not party to a shareholders agreement. However, if Messrs. Paneth and Tamir act together, they may have the power to control the outcome of matters submitted for the vote of shareholders, including the approval of significant change in control transactions. The equity interest in Orckit of Mr. Paneth and Mr. Tamir may make certain transactions more difficult and result in delaying or preventing a change in control of Orckit unless approved by one or both of them.

Our shareholder bonus rights plan and the conversion features of the Corrigent Option Plan may delay, prevent or make more difficult a hostile acquisition of Orckit, which could depress our share price.

     In November 2001, we adopted a shareholder bonus rights plan pursuant to which share purchase bonus rights were distributed to our shareholders. These rights generally will be exercisable and transferable apart from our ordinary shares only if a person or group acquires beneficial ownership of 15% or more of our ordinary shares, or commences a tender or exchange offer upon consummation of which that person or group would hold such a beneficial interest. Once these rights become exercisable and transferable, the holders of rights, other than the person or group triggering their transferability, will be generally entitled to purchase our ordinary shares at a discount from the market price. The rights will expire on December 31, 2011. While these rights remain outstanding, they may make an acquisition of us more difficult and result in delaying or preventing a change in control of Orckit. Subject to the approval of the Board of Directors of each of Orckit and Corrigent, and based on the relative fair market value of each of relevant companies, options granted by Corrigent may be exercised to acquire shares of Orckit. This conversion could also delay or prevent a change of control of Orckit.

Our stock price has decreased significantly and could continue to fluctuate significantly.

     The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. Our share price has decreased significantly in the last three years. The following factors may cause significant fluctuations in the market price of our ordinary shares:

     o fluctuations in our quarterly revenues and earnings or those of our competitors;

     o shortfalls in our operating results compared to levels forecast by securities analysts;

     o announcements concerning us, our competitors or telephone companies;

     o announcements of technological innovations;

     o the introduction of new products;

     o changes in product price policies involving us or our competitors;

     o market conditions in the industry;

     o the conditions of the securities markets, particularly in the technology and Israeli sectors; and

     o political, economic and other developments in the State of Israel and world-wide.

     In addition, stock prices of many technology companies fluctuate significantly for reasons that may be unrelated or disproportionate to operating results. The factors discussed above may depress or cause volatility of our share price, regardless of our actual operating results.

Our ordinary shares are listed for trading in more than one market and this may result in price variations.

     Our ordinary shares are listed for trading on the Nasdaq Stock Market, or Nasdaq, and on The Tel Aviv Stock Exchange, or TASE. Trading in our ordinary shares on these markets is made in different currencies (U.S. dollars on Nasdaq and New Israeli Shekels on TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). Actual trading volume on the TASE is insignificant and as such is subject to volatility. The trading prices of our ordinary shares on these two markets often differ, resulting from the factors described above, as well as differences in exchange rates. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

ITEM 4.  INFORMATION ON THE COMPANY

A.       HISTORY AND DEVELOPMENT OF THE COMPANY

Our History

     Orckit Communications Ltd. was incorporated in 1990 under the laws of the State of Israel. Our principal executive offices are located at 126 Yigal Allon Street, Tel Aviv 67443 Israel and our telephone number is (972-3) 696-2121.Our agent in the United States, Ann C. Harris, is located at 1901 Camino Vida Roble, Suite 121, Carlsbad, California 92008

Major Developments Since January 1, 2002

     In 2002 we continued to sell the FastInternet digital subscriber line multiplexing, or DSLAM, product, our legacy product line in the residential asymmetric digital subscriber line, or ADSL, area. However, we have not invested in the development or markets of the Fast Internet product and limited our efforts related with this product to support and maintenance services. Accordingly, we do not expect significant revenues from this product line going forward.

     We continued to fund technology projects that are addressing the need for solutions capable of supporting very high bandwidth services. The significant majority of our expenses through 2002 have been invested in Corrigent Systems. Corrigent is in the process of developing and commercializing telecommunication equipment supporting high bandwidth services over fiber networks in telecommunications networks located in metropolitan areas. We intend to continue to fund its operations from our existing working capital until either Orckit or Corrigent is able to raise additional capital from venture capital, strategic partners or other sources on acceptable terms. We have also provided capital to other technology projects, including Spediant Systems, which is seeking to address the needs of service providers for fiber-speed broadband services over traditional copper wire.

     We provided funding for our technology projects in an aggregate amount of $18 million and $25 million in 2001 and 2002, respectively. The significant majority of this funding was invested in Corrigent.

Corrigent Systems

Corrigent is developing products and technology that address the need for telecommunication transport solutions capable of supporting high bandwidth data and voice services in metro networks. Corrigent's target customers are telecommunications service providers active in metropolitan areas, with a focus on incumbent local exchange carriers. Corrigent's solution is being designed to enable the provision and management of data and voice transport services in an efficient manner that is expected to reduce the costs of transport service providers. Supporting fiber-optic infrastructures, Corrigent's system is planned to include a range of data and voice interfaces. The Corrigent solution is being designed to comply with telecommunications standards and to support emerging telecommunications protocols. It is designed for efficient transport of Internet protocol information, while providing the reliability necessary for the transport of voice services. As of December 31, 2002, Corrigent had 107 employees in the areas of product planning, business development, marketing and sales, research and development, system engineering and administration. Corrigent has offices in Israel and the United States.

     Corrigent has granted, and reserved for grant, options under the Corrigent Stock Option Plan and other employee plans, as applicable, to its employees, consultants, officers and directors. In addition, in order to attract and retain highly qualified personnel of Orckit, employees, officers and directors of Orckit were reserved and granted shares and options to purchase shares of Corrigent. As of December 31, 2002, Corrigent had granted, or reserved for future grant, options and shares to the directors, employees, consultants and contractors of Corrigent and Orckit, at a nominal price, representing approximately 30% of its share capital on a fully diluted basis. These options generally vest up to four years from the date of grant and, at the discretion of Orckit and Corrigent, are convertible into Orckit's ordinary shares. Orckit's equity interest in Corrigent, which represented approximately 70% of Corrigent's shares on a fully diluted basis as of December 31, 2002, may be further diluted by future offerings, depending on the amounts raised and the timing and terms of any financing.

Spediant Systems

     Spediant is developing products and technologies that address the needs of service providers for fiber-speed broadband services over copper wires. Spediant's products are expected to primarily address the growing demand for Ethernet-based services. Spediant products are being designed to allow providers to increase their broadband services offerings and customer bases, deliver greater bandwidth to small and medium enterprises, or SMEs, and obviate the need for capital expenditures associated with deployment of new fiber. As of December 31, 2002, Spediant had 36 employees in the areas of product planning, research and development and marketing. Spediant has offices in Israel and the United States.

     Spediant has granted, and reserved for grant, options under the Spediant Stock Option Plan and other employee plans, as applicable, to its employees, consultants, officers and directors. In addition, in order to attract and retain highly qualified personnel of Orckit, employees, officers and directors of Orckit were reserved and granted options to purchase shares of Spediant. As of December 31, 2002, Spediant had granted, or reserved for future grant, options and shares to the directors, employees, consultants and contractors of Spediant and Orckit, at a nominal price, representing approximately 30% of its share capital on a fully diluted basis. The options generally vest up to four years from the date of grant. Orckit's equity interest in Spediant, which represented approximately 70% of Spediant's shares on a fully diluted basis as of December 31, 2002, may be further diluted by future offerings, depending on the amounts raised and the timing and terms of any financing.


Principal Capital Expenditures

     Our principal capital expenditures to date have been the purchase of equipment and other software tools used in our business. These purchases totaled $9.3 million in 2000, $2.4 million in 2001 and $1.8 million in 2002. We used internal resources to finance these capital expenditures.

B.       BUSINESS OVERVIEW

General

     The market in which we operate targets the incumbent local telephone companies, such as the US Bell telephone companies, European telecom carriers and carriers in Asia. We target through Corrigent Systems, the emerging market for metro transport products addressing the need of high data transmissions.

Industry Background

     In recent years telephone companies, commonly called telcos, invested significant efforts and resources to increase the transmission speed and improve the reliability of their telephone networks. Growth in the use of personal computers and modems has created substantial data traffic from a wide variety of associated services such as e-mail and on-line applications. In particular, use of the Internet has increased dramatically and expanded beyond traditional data transmission and file sharing functions to include access to new data sources, the world wide web and commercial and telecommuting services. Business demand for telecommunications services is also expected to continue to grow due to the greater demand for video conferencing and telecommuting applications, as well as increased deployment of the networks that connect computers and peripheral equipment in localized and geographically disbursed locations.

     Since mid-2000, telephone companies have been subject to a deterioration in the economies around the world. As a result, a sharp decrease in capital expenditures has occurred and the market for telecom equipment has been significantly reduced. It is expected that the market for telecom equipment will continue to decrease in 2003.

     Deregulation of the telecommunications industry has increased the number of competitors providing communications services. This deregulation has accentuated the telephone companies' need to upgrade their networks and increase their service offerings to remain competitive. Internet access providers other than telephone companies that deploy fiber optic cable and wireless systems are competing for lucrative business and residential customers. In particular, cable operator companies are successfully competing for the telephone companies' customers and the development of cable modems provides these companies with the ability to offer high-speed Internet access and cable telephony services. These alternate service providers are creating competitive pressure on telephone companies by developing new products and services for the telephone companies' traditional customers as these providers' costs decline and deregulation permits new market entrants. Due to the deterioration in the market for telecom equipment and the slowdown in economies, especially in the United States, alternative carriers have suffered greatly from an inability to raise additional financing. As a result, the vast majority of alternative wireline carriers have significantly reduced their capital expenditure plans.

     Historically, telephone service has consisted of analog transmission over copper wire. Digital transmission is typically carried over media such as fiber optic or coaxial cable. Digital transmission permits greater data capacity and increased reliability and quality at a lower cost than analog transmission. To handle the growing demand for digital traffic, telephone companies have deployed broadband optical fiber in the network infrastructure which interconnects their geographically dispersed central offices to one another and to high density telecommunications traffic areas. However, telephone companies have recognized that it is extremely expensive, time consuming and labor intensive to install fiber optic or coaxial cable in the local loop, the first mile of copper telephone wire between the central office and the consumer. Consequently, the local loop remains primarily twisted copper telephone wire. This twisted copper telephone wire restricts the ability of telephone companies to increase the speed and diversity of their service offerings to small business and residential users.

DSL Product Offerings

DSL Markets

     Telephone companies worldwide have recognized that digital subscriber line technology is one of the technologies that may answer these needs and are increasingly using DSL technologies to provide digital transmission over the local loop. DSL technologies enable telephone companies to maintain their competitive position by offering high-speed Internet access and enhanced services to customers over the local loop. DSL systems that offer services directly to the telephone companies' customers' premises generally use a passive plain old telephone service, commonly known as POTS, splitter on each DSL line, which can be installed both at the central office and at the customer's premises. The POTS splitter separates the analog telephone channel from the digital data channel that is transmitted over the same twisted copper telephone wire. By isolating the telephone signal from the digital signal, the home telephone line is not affected by the digital transmission. Telephone service is unaffected if the DSL system should fail for any reason. The common DSL technology used for residential applications is based on asymmetric digital subscriber line, or ADSL, technology.

ADSL Technology

     ADSL technology enables transmission rates, at a distance of 10,000 feet from the central office, of up to 8 megabits per second, commonly known as Mbps for the downstream, and up to 765 kilobits per second, commonly known as Kbps, for the upstream, depending on copper quality and physical environment. The term asymmetric refers to the different data rate in each direction of the transmission, that is downstream and upstream. Users of digital transmission often require more capacity, or bandwidth, downstream to them than upstream from them. For example, downloading a World Wide Web page, a downstream transmission, requires far more bandwidth than gaining access to a Web site, an upstream transmission. Asymmetric transmission permits delivery of data at a higher rate than does symmetric transmission. ADSL technology transmits data at these rates while simultaneously providing analog telephone service over a standard copper telephone wire. ADSL-based products enable telephone companies to efficiently provide high-speed Internet access, telecommuting, video broadcasting and conferencing, pay-per-view, interactive multimedia, medical imaging and teleshopping over copper telephone wires.

FastInternet DSLAM Product

     We produced our FastInternet brand system based on our ADSL technology expertise. Our FastInternet products operate on a point-to-multipoint basis concentrating the traffic of multiple users onto a single high speed interface to the network infrastructure owned by the local telephone company. FastInternet addresses the needs of telephone companies by providing fast access to the Internet and other interactive services over existing copper telephone wires.

     FastInternet is a digital subscriber line access multiplexer, commonly known as DSLAM, system that provides fast access to the Internet and corporate intranet applications. The FastInternet system concentrates the traffic of multiple users onto a single high-speed interface to the telephone companies' network infrastructure using ADSL technology. This concentration at the telephone companies' central office allows the sharing of equipment and network resources, reducing the cost per line. The FastInternet system provides a cost-effective Internet connection to many telephone company customers. The system's DSLAM design consists of an integrated DSL modem, bridge and POTS, splitter, all managed by our network management system, as well as various interfaces at the customer's premises.

     Our FastInternet system offers telephone companies a choice of various network interfaces to concentrate the traffic of multiple DSL users for video, audio and data, in addition to Internet access and local area network extensions.

     Our FastInternet systems include ADSL modems. Our ADSL modems are primarily used for Internet access, telecommuting and corporate applications such as remote local area network access.

     Since 2001, sales from our FastInternet products have significantly decreased. As a result, we have discontinued our FastInternet central office equipment product. Sales in 2003 of this product line are expected to be insignificant.

Spediant Systems

     Spediant Systems, a subsidiary of ours, was founded as a technology project to address solutions that support fiber-speed broadband services over traditional copper wires in telecommunication networks located in access areas.

     Spediant Systems is developing access solutions that are being designed to enable telecom carriers to deploy fiber-speed broadband services over traditional copper wires. Spediant's products are being designed to address the growing demand for Ethernet-based services at faster data rates and over longer distances than provided by current DSL solutions. These products are expected to allow providers to increase their broadband service offerings and customer bases, deliver greater bandwidth to small and medium enterprises, or SMEs, and eliminate the need for capital expenditures to deploy new fiber. Spediant's solution is being designed to provide an answer to growing bandwidth requirements of SMEs for Ethernet services on one end and the desire of carriers to utilize the existing copper infrastructure with attractive services on the other end.

     Spediant's solution is based on Multi Loop DSL, or MLDSL, technology. Rather than treat each copper pair individually, MLDSL treats multiple copper pairs as a logical bundle, making intelligent decisions regarding bandwidth allocation and reactions during changing link conditions. This helps to eliminate mutual interference in the copper binder. Spediant's solution builds on standardized technology by binding multiple copper pairs and inversely multiplexing data across them for greater reach and bandwidth. Inverse multiplexing is implemented in such a way that mission-critical data traffic is transparently transported with low latency.

     Spediant's first product, which was recently made available for lab trials, is its EML 8000 multi-Loop DSL solution. Spediant's EML 8000 is designed to deliver 10 Mbps at a distance of 12,000 feet from the central office. The cost of installing fiber to serve SMEs is significant for service providers. By binding several copper wiring pairs in the existing infrastructure, the EML 8000 is intended to satisfy the bandwidth needs of SMEs while increasing revenue opportunities for service providers. The EML 8000 was made available for trials in 2003 and is not expected to generate commercial revenues in 2003.


Metro Transport Markets, Technology and Products

Corrigent Metro Transport Products

     Corrigent Systems, a subsidiary of ours, was founded as a technology project to address solutions capable of supporting high bandwidth services in telecommunication networks located in metropolitan areas, commonly referred to as metro networks.

The Emerging Metro Transport Market

     The fiber optic networks of many telephone companies in metropolitan areas are experiencing a shift from carrying primarily voice traffic to carrying a growing mix of data and voice traffic. Data traffic volumes on these metropolitan area networks are surpassing voice traffic volumes. Data traffic is forecasted for further growth over the coming years. This increase in data relative to voice traffic is a result of the rapid growth of the Internet and local area networks.

     Telephone companies have typically managed their data transfer capacity needs through their existing transport technologies. These technologies were originally designed for transporting voice services. These traditional solutions, however, are not optimized to support expected future levels of data traffic. Traditional networks are also inefficient when transporting data as they fail to utilize inherent differences in the type of network support that is required for the transmission of data, as opposed to voice, traffic. Data traffic is generally less susceptible to corruption resulting from minor time delays and less time-sensitive than voice traffic. In addition, data traffic often exhibits a bursty nature, with dynamically varying levels of utilization of communication channels, as opposed to voice traffic which normally requires constant levels of channel utilization.

     A new set of solutions is being developed by companies such as Corrigent to address the needs of carriers and service providers to be able to support higher levels of data traffic within and between metropolitan areas, commonly referred to as metro transport. These solutions are attempting to take advantage of the characteristics of data traffic without impairing the ability to support traditional voice traffic. We expect that the metro transport solution for the transmission of traditional voice and increased data traffic will combine the efficient transport of data services based on Ethernet protocol with high reliability voice services based on SONET/SDH protocol.

Major metro transport technologies include the following voice and/or data protocols:

     SONET / SDH. SONET is the American National Standards Institute, or ANSI, standard for synchronous voice transmission on optical media. The international equivalent of SONET is synchronous digital hierarchy, or SDH. Together, these two voice protocols ensure standards to enable digital networks to interconnect internationally and existing conventional transmission systems to utilize fiber with the help of interfaces that connect network end-users, called tributary attachments.

     Ethernet. Ethernet is the most widely-installed local area network, or LAN, technology. It is often used in college dormitories and office buildings. The most commonly installed Ethernet systems are called 10BASE-T and provide transmission speeds up to 10 Mbps.

     RPR. Resilient packet ring, or RPR, is an emerging technology that is being designed to integrate Ethernet data protocols for the efficient transmission of data with traditional SONET voice protocols. An industry working group has agreed on a draft standard for RPR. Corrigent has been instrumental in establishing this draft standard, serving actively as a member of the industry work group charged with defining the RPR protocol. However, uniform industry standards for RPR have not yet been adopted and the estimated date for approval of an industry standard has been delayed to late 2003. RPR is being developed as an alternative to SONET transport for networks that support high levels of data traffic, while allowing carriers to maintain traditional SONET attributes such as resiliency, or the ability to employ a back-up or alternate route in the event of a system or optical fiber failure, as well as the fast restoration of service in the event of any other failure. RPR is expected to allow carriers to conduct performance monitoring of transmission rates, traffic volume, and failures and alarms, comparable to the monitoring available with traditional SONET-based networks.

     Multiprotocol Label Switching. Multiprotocol label switching, or MPLS, is a standards-approved technology for speeding up network traffic flow and making it easier to manage. MPLS involves setting up a specific path for a given sequence of packets, identified by a label put in each packet, thus saving the time needed for a router to look up the address to the next node to forward the packet to. MPLS is called multiprotocol because it works with the Internet Protocol, or IP, Asynchronous Transport Mode, or ATM, and frame relay network protocols. In addition to moving traffic faster overall, MPLS makes it easy to manage a network for quality of service, or QoS. For these reasons, MPLS is expected to be adopted as networks begin to carry more and different mixtures of traffic.

RPR's expected advantages over existing data and voice transport protocols

     We believe that RPR will be a more efficient voice and data transport protocol than traditional SONET rings that have been retrofitted to handle data traffic for the following reasons:

     o SONET utilizes only one ring of optical fibers. A second ring is available in case of a failure in the first ring, but is otherwise not used. This creates unutilized capacity in SONET, as half of the network capacity is idle during normal operations. RPR enables the use of this redundant bandwidth under normal operating conditions, while maintaining the redundancy capabilities. In addition, RPR supports spatial reuse, which allows the re-use of the same ring bandwidth over different spans of the ring.

     o With SONET, data transmitted from one specific network element, or node, to another may be sent only using bandwidth that has been dedicated for that transmission. RPR increases bandwidth efficiency by allowing data transmissions to be broken up into packets and inserted in bandwidth that might have otherwise been dedicated (but not used) for a separate transmission. This process is called statistical multiplexing. When less than all network users are actively transmitting or receiving data at the same time, it results in a more efficient utilization of the total available bandwidth on a network.

Corrigent's Metro Transport Product and RPR technology

     Corrigent's metropolitan area product is designed as a cost-effective optical transport solution that can handle not only the growing demand for data services by telephone company customers and small to medium size businesses, but also support the full range of traditional voice services, in compliance with SONET technical specifications. Corrigent's product is being designed to provide the benefits of both Ethernet and SONET protocols. It is also being designed to avoid integrating costly protocol-dependant routing and switching functionalities that are generally required in adopting SONET platforms to cover data traffic, as well as the costs of adopting Ethernet platforms to handle voice traffic.

     Corrigent's product utilizes SONET, RPR, and MPLS technologies to effectively support a range of Time Division Multiplexer, or TDM, services, which are commonly used for voice transmissions, as well as SONET, Ethernet, and data services. This product is being designed to interoperate with both legacy SONET and emerging MPLS core devices. The product is expected to support 2.5 Gigabits per second, or Gbps, and 10 Gbps ring speeds, and interface with:

     o 10 megabits/100 megabits Ethernet;

     o 1 Gigabit Ethernet; and

     o a range of TDM SONET interfaces including:

     o 155 megabits per second SONET interface (known also as OC3);

     o 622 megabits per second SONET interface (known also as OC12), and

     o 2.5 gigabit per second SONET interface (known also as OC48).

     Corrigent's CM-100 metro transport product was made available for testing in late 2002. The CM-100 is being designed to deliver both Ethernet and TDM/Sonet -based services over a packet-based network. These services are carried over MPLS tunnels over an RPR ring in a packetized form that is expected to enable both bandwidth efficiency and lower cost architecture. The CM-100 allows legacy data services, such as frame relay, asynchronous transfer mode, or ATM, and packet over SONET, to be carried in their native form allowing a reduction in the bandwidth used to provide these services. MPLS is used to provide both end-to-end automatic provisioning capabilities and guarantee isolation between different users' services, thus providing a preferred method of traffic engineering. MPLS also aids end-to-end interoperability between the transport systems of different vendors.

     Trials with carriers of the first release of the CM-100 began in late 2002. The products are being tested by carriers and trials are expected to continue throughout 2003. The CM-100 is not expected to generate commercial revenues in 2003.

Sales, Marketing and Service

     Sales and Marketing. Our marketing efforts to sell our products in development are expected to be made directly to telephone companies and may also be made through original equipment manufacturers, strategic alliances and other distribution arrangements. Existing DSLAM customers receive support from our support team. We believe that the participation by our subsidiaries in technology committees involved in the establishment of industry standards is a strong marketing tool. As of December 31, 2002, overall marketing and sales efforts were conducted by approximately 17 employees located in Israel and the United States.

     The following is a summary of revenues by geographic area for the last three years:

                                                                               Year ended December 31
                                                                 ----------------------------------------------------
                                                                       2000             2001              2002
                                                                 ----------------- ---------------- -----------------
                                                                                   (In thousands)
                  Israel                                             $ 10,419           $ 2,268            $ 463
                  United States                                        89,504           111,336           44,811
                  Europe                                                5,949            23,319            7,601
                  Other countries                                      25,995             4,724              545
                                                                       ------             -----              ---
                                                                    $ 131,867         $ 141,647         $ 53,420
                                                                   ===========        ===========      ===========

     We had a strategic agreement with Fujitsu Network Communications to market and sell our legacy DSLAM products in North America. In 2002, our sales to Verizon, our largest customer, were through Fujitsu Network Communications. This agreement expired in 2002. We do not expect to make any significant sales of these products in 2003.

     Telco Approval Process. Telephone companies are significantly larger than us and consequently are able to exert a high degree of influence over us. Prior to selling our products to telephone companies, we are required to undergo lengthy approval processes. Evaluation can take up to several months for enhanced products or products based on newer technologies.

     The length of the approval process is affected by a number of factors, including the complexity of the product involved, technological and budgetary priorities of the telephone companies and regulatory issues affecting telephone companies. A telephone company will usually conduct technical trials after completing a laboratory evaluation that tests a new product's function and performance against industry standards. After completion of technical trials, field trials simulate operations to evaluate performance and to assess ease of installation and operation. In subsequent market trials, a telephone company will attempt to determine the content requirements, pricing and the estimated number of subscribers that will purchase the service. During this stage, telephone companies establish procedures, train employees to install and maintain the new product and obtain feedback on the product from their customers and operations personnel. Throughout the approval process, we commit senior technical and marketing personnel to participate in technology, field and market trials and to actively support the evaluation efforts.

     Commercial deployment of a new product usually involves substantially greater numbers of systems and locations than the marketing trial stage. In the first phase of commercial deployment, a telephone company installs the equipment in selected locations for certain applications. This phase is followed by general deployment which involves greater numbers of systems and locations. Telephone companies typically select a few suppliers for general deployment to ensure that their needs can be met. Subsequent orders, if any, are placed under single or multi-year supply.

     The introduction of successive generations of products is vital to our business, because it is associated with enhanced functionality and reduced costs. Our growth substantially depends on commercial acceptance of advanced products and technology by telephone companies, as well as our ability to develop new technologies and sell new products.

     Telco Services and Support. We generally provide repair services as part of our warranty services and technical support services for our products. In special cases, we provide comprehensive on-site field support for our products. We generally do not provide installation services. In most countries, our local partner or distributor, provides the first level of service and support. More extensive repair and technical support is handled at our headquarters in Israel pursuant to warranty obligations. We also offer telephone support during working hours and provide product training to our principal end-users on a case-by-case basis. The majority of our products shipped to date are subject to a three-year warranty period and we expect that our products in development will offer similar warranty protection. Our warranty generally covers defects in materials or workmanship and failure to meet published specifications, but excludes damages caused by improper use and all other express or implied warranties. In the event that there are material deficiencies or defects in the design or manufacture of our products, the affected products could be subject to recall. Exposure to indirect damages arising from failures covered by warranty could be significant. We have received claims for compensation from certain of our DSLAM customers due to warranty related matters. We are unable at this time to estimate our potential liability in connection with these claims.

     Customers and End-users. We have sold our products either directly to telephone companies or through original equipment manufacturers, distributors or strategic partners from whom telephone companies then purchase our products. Therefore, we depend on purchases by telephone companies for substantially all of our product revenues. In 2002, the principal end-user of our ADSL DSLAM products was Verizon in the United States. Verizon accounted for 78.5% of our revenues in 2001 and 82.2% of our revenues in 2002. Telia accounted for 14.8% of our revenues in 2001 and 13.5% of our revenues in 2002. We expect that revenues from Verizon, Telia and all other customers of our DSL products will be insignificant in 2003. Trials with carriers of the first release of Corrigent's CM-100 began in late 2002. Corrigent's products are being tested by carriers and commercial revenues from sales of these products are not expected in 2003.

Manufacturing

     Several Israeli and foreign manufacturers manufacture and assemble the circuit boards of our products on a subcontracting basis. These manufacturing arrangements have enabled us to produce reliable, high quality products at competitive prices and to achieve on-time delivery of our products. They also have enabled us to concentrate our resources on the design, development and marketing of our products where we believe we have greater competitive advantages. We also expect to utilize third parties to manufacture the products currently in development by our subsidiaries.

     Telephone company orders are short-term and may involve short delivery time frames. We expect that the manufacture of products currently in development will be mainly against purchase orders. We and our manufacturers perform final quality control and extensive testing prior to shipping. Product quality and reliability are of prime concern in all phases of the manufacturing process. We maintain quality control through incoming inspection of components and subassemblies, auditing of subcontractor testing functions and a final inspection of products prior to shipping. Our facilities are subject to the ISO9001 certification process. This certification is required in order to sell to many of the telephone companies.

     In procuring components, we and our subcontractors rely on a number of suppliers of semiconductor solutions that are the sole source for certain of the components.

Competition

     We compete on the basis of price, technological capability, customer service, product features, adherence to standards, quality, reliability, availability and technical support. With respect to products under development, initial competition will be based primarily on technological capability and the ability to develop a product that can be manufactured and sold with a cost structure that will allow for mass deployment to customers of telephone companies. Many of our competitors and potential competitors have greater financial, technological, manufacturing, marketing and personnel resources than we have and have entered into strategic alliances to assist them in commercialization of their products.

     Our competitors in our targeted markets including markets targeted by Corrigent, as well as by our other technology projects, including Spediant, are numerous and we expect competition to increase in the future. Our principal competitors for products currently in development by our major technology projects are expected to include Alcatel, Cisco Systems, Inc., ECI Telecom Ltd., Fujitsu, Lucent Technologies Inc., Nortel Networks and Siemens AG.

Intellectual Property Rights

     We regard our technology as proprietary. We have obtained several patents and have filed a number of patent applications covering certain key areas of our technologies. In general, we have relied on a combination of technical leadership, trade secret, copyright and trademark law and nondisclosure agreements to protect our unpatented proprietary know-how. Our proprietary technology incorporates algorithms, software, system design and hardware design that we believe is not easily copied. We believe that, because of the rapid pace of technological change in the telecommunications industry, patent and copyright protection are less significant to our competitive position than factors such as the knowledge, ability and experience of our personnel, new product development, market recognition and ongoing product maintenance and support.

Legal Proceedings

     We are not a party to any material pending legal proceedings, nor is any of our property the subject of any other material pending legal proceedings.

C.       ORGANIZATIONAL STRUCTURE

List of Significant Subsidiaries

     Corrigent Systems Inc., a subsidiary, is a Delaware corporation. As of December 31, 2002, Orckit owned approximately 70% of the shares of Corrigent Systems on a fully-diluted basis, including shares reserved for grant.

     Spediant Systems Ltd., a subsidiary, is an Israeli corporation. As of December 31, 2002, Orckit owned approximately 70% of the shares of Spediant Systems on a fully-diluted basis, including shares reserved for grant.

D.       PROPERTY, PLANTS AND EQUIPMENT

     Our principal offices and production facilities in Tel Aviv occupy approximately 50,000 square feet of rental space rented through a series of leases. We reduced our rented space to 50,000 square feet as of December 31, 2002 from 86,000 square feet as of December 31, 2001, primarily because of the lesser need for space as a result of the reduction in our workforce. Our leases expire in the years 2003-2006. We have an option to terminate these lease agreements with six months' prior written notice. Our subsidiaries maintain offices in San Jose. We believe that these facilities are adequate for our current needs and that suitable additional or substitute space will be available when needed.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     Statements in this Annual Report concerning our business outlook or future economic performance; anticipated revenues, expenses or other financial items; introductions and advancements in development of products, and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the United States Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under "Risk Factors" in this Annual Report as well as those discussed elsewhere in this Annual Report and in our other filings with the Securities and Exchange Commission.

A.       OPERATING RESULTS

     Our operating and financial review and prospects should be read in conjunction with our financial statements, accompanying notes thereto and other financial information appearing elsewhere in this Annual Report.

Overview

     Orckit was founded in 1990. We are an Israeli corporation engaged in the design, development, manufacture and marketing of telecom equipment that enables transmission of broadband services. To date, the substantial majority of our revenues were derived from the sale of DSLAM systems and customer premises modems based on ADSL technology. These DSL-based products allow telephone companies and private network operators worldwide to provide high-speed digital transmission of data, voice and video over the existing installed base of twisted copper wireline. We do not expect to derive significant revenues from our ADSL-based product line in 2003.

     We are engaged in the commercialization of new products and technologies through our Corrigent Systems subsidiary, as well as other technology projects, including Spediant Systems. Corrigent Systems is engaged in the design of telecom equipment targeting metro areas based on emerging resilient packet ring, or RPR, technology. Corrigent's products are being designed to allow telephone companies to provide optimized high-speed packet transmission of data and voice traffic over fiber ring networks in metro areas. Spediant Systems is engaged in the development of Multi Loop DSL, or MLDSL, platforms that enable telephone companies to deploy fiber-speed broadband services over copper wires. Spediant's products are being designed to allow these carriers to increase their broadband services offerings and customer bases, deliver higher bandwidth services to small and medium enterprises, or SMEs, and eliminate the need for capital expenditures associated with deployment of new fiber. We do not expect commercial sales of the products being developed by Corrigent, Spediant and any other technology project in 2003.

     The end-user base for our products is comprised primarily of large telephone companies, and has been concentrated among several telcos in each year. Verizon has been our largest customer since 1999. Our legacy products, as well as our products currently in development, undergo lengthy approval and procurement processes prior to their sale due to the quality specifications of our end-users and the regulated environment in which they operate. Accordingly, we are making significant expenditures in product and market development prior to actually commencing sales of new products being developed by Corrigent and Spediant. In addition, frequently we are required to make significant expenditures to tailor our products to specific end-user needs during the initial installation phase. We expect to continue to depend on a limited number of end-users to generate a significant percentage of total product revenues. Our product sales to any specific end-user have, and will continue to, fluctuate significantly from quarter to quarter and year to year.

     In the past, bids for large scale deployments and field trials of ADSL-based products implicitly assumed forward pricing, that is, pricing ADSL products to reflect the expectation of a large future market and anticipated reductions in manufacturing costs. From 1998 through the first half of 2000, we sold our ADSL-based FastInternet product to telcos at prices below our production costs. This pricing caused us to incur losses on a substantial portion of our ADSL product sales during those years. We intend to continue to evaluate new technologies and related product opportunities and engage in extensive research and development activities related to these new technologies and to our technology projects. Accordingly, we expect to continue to make significant expenditures for research and development.

     We are currently funding technology projects that are being developed by Corrigent and other subsidiaries, including Spediant. We provided funding of approximately $18 million and $25 million in 2001 and 2002 respectively, for research and development expenses, selling, general and administrative expenses and capital expenditures for these technology projects. Of this funding, the significant majority was invested in Corrigent.

     Our ability to generate income from operations will primarily depend on our sales volume and the level of our operating expenses. In 2003, we expect to experience a significant decline in revenues from DSL products. As a result, we expect to continue to incur losses from operations. Because of the expected decline in our revenues from sales of DSL equipment, our results of operations will depend on our ability to generate significant revenues from Corrigent's product, other new products and from new customers. We do not expect to generate commercial revenues from our new product initiatives in 2003.

Critical Accounting Policies and Estimates

     We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States. These accounting principles require management to make certain estimates, judgments and assumptions based upon the information available at the time they are made, historical experience and various other factors believed to be reasonable under the circumstances. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Management evaluates its estimates and judgments on an on-going basis. Some of those judgments can be subjective and complex, and consequently actual results may differ from those estimates.

     The Company is also subject to risks and uncertainties that may cause actual results to differ from estimates and assumptions, such as changes in the economic environment, competition, foreign exchange, taxation and governmental programs. Certain of these risks, uncertainties and assumptions are discussed in
Item 3.D - Risk Factors. To facilitate the understanding of our business activities, described below are certain accounting policies that are relatively more important to the portrayal of our financial condition and results of operations and that require management's subjective judgments. We base our judgments on past experience and various other assumptions that are believed to be reasonable under the circumstances. Please refer to Note 1 to our consolidated financial statements included in this Annual Report for a summary of all of our significant accounting policies.

Revenue Recognition

     Revenues from sales of products are recognized when title passes to the customer (usually title passes upon shipment, but in certain cases title passes to the customer upon delivery), provided that appropriate signed documentation of the arrangement, such as a contract, purchase order or letter of agreement, has been received, the fee is fixed or determinable and collectibility is reasonably assured.

     Prior to the sale of a new product, we deliver products for evaluation by our customers. Evaluation can take up to several months for complex products or products based on new technologies. We do not recognize sales revenues from delivery of a new product to customers for evaluation.

Provision for servicing products under warranty

     The majority of our products shipped to date are subject to up to a three-year warranty period. We have agreed to indemnify our customers in some circumstances against liability from defects in our products. In some cases our indemnity also covers indirect damages. The Company provides for such warranty at the time revenues from the related sales are recognized. The annual provision is calculated as a percentage of the sales, based on historical experience and is established based on our best estimate of the amounts necessary to settle product-related matters existing as of the balance sheet date.


     The amount of our estimated warranty liability may change if the costs incurred due to product failures increase in the future. In the event of any future problems with our products, we may need to increase the amount of our reserves.


Other assets and deferred charges

     Goodwill and other identifiable intangible assets are stated at cost and were amortized by the straight-line method over a period of three years. In 2001, we wrote off $23.4 million, which represented the remaining unamortized goodwill related to our acquisition of E.D.S.L. since E.D.S.L. halted its operations primarily due to the extreme reduction in capital expenditures of carriers in the markets it targeted. Effective January 1, 2002, the Company adopted FAS 142 "Goodwill and Other Intangible Assets". However, the Company had no goodwill nor other identifiable intangible assets in 2002. Therefore, this adoption had no effect on the results for the year ended December 31, 2002.

     Issuance costs of our convertible subordinated notes are amortized by the straight-line method over the period from the issuance date in 2000 to the maturity date in 2005. Upon the retirement of any notes, the unamortized balance is adjusted accordingly. In 2002, we retired an aggregate of approximately $28 million principal amount of our convertible subordinated notes resulting in the expensing of approximately $0.5 million of issuance costs in our 2002 financial statements.

Recently Issued Accounting Pronouncements

     In 2002 and 2003 the FASB issued the following accounting rules which apply to our operations: FAS No. 145, "Revision of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Connections", FAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", FAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123" (The Company has elected to continue accounting for employee stock based compensation in accordance with APB 25 and related interpretations), FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" and FIN No. 46, "Consolidation of Variable Interest Entities". Please refer to Note 1 to our consolidated financial statements included in this Annual Report for a summary of such rules and accounting implications on our financial statements, if any.


Results of Operations

     The following table sets forth certain items from Orckit's consolidated statement of operations as a percentage of total revenues for the periods indicated:

                                                                          2000(1)            2001             2002
Revenues                                                                   100%              100%             100%
Cost of revenues                                                           101.4              79.1             61.7
                                                                      ----------------  ---------------  ---------------
Gross profit (loss)                                                         (1.4)             20.9             38.3
Research and development expenses, net                                      23.4              13.5             36.1
Selling, general and administrative expenses                                25.4              12.0             27.5
Acquisition of research and development In-process                          22.0              --               --
Amortization and impairment of goodwill                                     10.9              18.4             --
                                                                      ----------------  ---------------  ---------------
Loss from operations                                                       (83.1)            (23.0)           (25.3)
Financial income, net                                                        1.5              23.6             33.0
Other income                                                                 0.7              --               --
                                                                      ================  ===============  ===============
Net income (loss)                                                          (80.9)%             0.6%             7.6%
                                                                      ================  ===============  ===============

____________

     (1) Includes the results of Tioga for the six-month period ended June 30, 2000.

     Revenues. Orckit's revenues consist primarily of ADSL-based product sales. Revenues from product sales decreased to $53.4 million in 2002 from $131.9 million in 2000 and $141.6 million in 2001. Product revenues in 2001 and 2002 resulted primarily from sales of DSLAM and ADSL-based modem products to Verizon in the United States. The revenue decline in 2002 was primarily a result of the selection of competing products by our customers, as well as the slowdown in telecommunications capital expenditures. ADSL sales were subject to forward pricing until mid 2000 and, thereafter, we began to generate positive gross margins on our sales. We do not expect to generate significant revenues from the sale of ADSL or any other products in 2003.

     Gross Profit (Loss). Cost of revenues consists primarily of raw materials, subcontracting costs and costs for integration, assembly and testing of finished products. Gross profit was $20.5 million (38.3% of revenues) in 2002 compared to a gross profit of $29.6 million (20.9% of revenues) in 2001 and a gross loss of $1.8 million in 2000. The incurrence of a gross profit in 2001 and 2002 was primarily due to a decrease in the cost of components and assembly for products sold. In 2000, we had a gross loss of $1.8 million primarily due to forward pricing of ADSL product sales and an inventory obsolescence charge related to a previous generation DSLAM components.

     Research and Development Expenses, net. Research and development expenditures consist primarily of materials, depreciation and salaries and related costs for engineering and technical personnel and subcontracting costs associated with developing new products and for other technology projects. Orckit's costs for research and development are expensed as incurred. Gross research and development expenses were $32.0 million in 2000, $22.4 million in 2001 and $22.3 million in 2002. Grants for research and development are offset against our gross research and development expenditures. Research and development expenses in 2000 also included $7.0 million of expenses related to the operations of Tioga during the six months ended June 30, 2000. The decrease in research and development expenses in 2001 in comparison to 2000 was primarily as a result of the reduction in the number of our engineering and technical personnel. Research grants were $1.1 million in 2000, $3.3 million in 2001 and $3.0 million in 2002.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of costs relating to promotion, trade shows, compensation costs for non-technical personnel, warranty provisions and other general corporate expenses. Selling, general and administrative expenses were $33.6 million in 2000, $17.0 million in 2001 and $14.7 million in 2002. Orckit's selling, general and administrative expenses decreased in 2001 and further decreased in 2002 as a result of the reduction of our marketing and sales activities. Selling, general and administrative expenses in 2000 include $6.4 million of expenses related to the operations of Tioga during the six months ended June 30, 2000. Selling, general and administrative expenses in 2000 also included one-time professional and other expenses of $1.5 million related to the spin-off of Tioga.

     Acquisition of research and development in-process and amortization of goodwill. In 2000, we recorded a one-time expense in the amount of $24.7 million relating to the acquisition of Silicon Value and $4.3 million related to the acquisition of E.D.S.L. These expenses were to write-off the acquisition of in-process research and development, the technological feasibility of which had not yet been established and for which there was no alternative use. The excess of the cost of each acquisition over the fair value of net assets on the acquisition date that was not attributed to in-process research and development, equal to $105 million for Silicon Value and $33 million for E.D.S.L., represented goodwill and other intangible assets and was to be amortized on the straight-line basis over a period of three years. Of the goodwill amortized in 2000, $7.5 million related to Silicon Value and $6.9 million related to E.D.S.L. On June 30, 2000, Silicon Value was transferred to Tioga as part of the spin-off of our semiconductor business. In 2001, E.D.S.L. halted its operations due to the extreme reduction in capital expenditures of carriers in the markets it targeted. As a result, in 2001 we wrote off the $23.4 million that represented all outstanding unamortized goodwill in connection with our acquisition of E.D.S.L.

     Financial Income, net. Financial income consists primarily of interest on short term and long term investments and on bank deposits and of gain on early retirement of our convertible subordinated notes. Financial expense consists primarily of interest payments in respect of convertible subordinated notes and amortization of convertible subordinated notes issuance costs. In 2002, we recognized interest income of $2.9 from a long-term loan we granted to Tioga. Of this amount, $1.9 million was for interest accrued in previous years.

     Due to our adoption of FAS 145, effective January 1, 2002, we reclassified to financial income gains from the early retirement of our convertible subordinated notes that were previously recorded as an extraordinary gain. During 2002, we retired $28.2 million principal amount of our convertible subordinated notes, resulting in a gain of $13.2 million. During 2001, we retired $53.6 million principal amount of convertible subordinated notes, resulting in a gain of $34.1 million. During 2000, we retired $5.0 million principal amount of convertible subordinated notes, resulting in a gain of approximately $1.8 million. As of December 31, 2002, the total principal amount of convertible subordinated notes outstanding was $38.2 million.

     Financial income, net was $2.0 million in 2000, $33.4 million in 2001 and $17.6 million in 2002. These fluctuations primarily reflect the principal amount of notes retired in the respective years and the prices at which they were retired.

     Net Income (Loss). As a result of the foregoing, Orckit had a net loss of $106.7 million in 2000 and net income of $856,000 in 2001 and $4.1 million in 2002. The net loss in 2000 includes a net loss of $46.2 million relating to the operations of Tioga in the six months ended June 30, 2000.

Impact of Inflation, Devaluation and Fluctuation of Currencies on Results of Operations, Liabilities and Assets

     The annual inflation rate in Israel was 0.0% in 2000, 1.4% in 2001 and 6.5% in 2002, and the U.S. dollar versus the new Israeli shekel devaluation rate in Israel was (2.7)% in 2000, 9.3% in 2001 and 7.3% in 2002.

     A devaluation of the new Israeli shekel in relation to the U.S. dollar would have the effect of decreasing the dollar value of assets in new Israeli shekels of Orckit, to the extent the underlying value is new Israeli shekel-based. Such a devaluation also would have the effect of reducing the U.S. dollar amount of any liabilities of Orckit, which are payable in new Israeli shekels (unless such payables are linked to the U.S. dollar).

     Most of our sales are denominated in dollars and our expenses in new Israeli shekels exceed our revenues received in new Israeli shekels. Our expenses in new Israeli shekels are principally payroll. The results of operations of Orckit are adversely affected by increases in the rate of inflation in Israel when such increases are not offset by a corresponding devaluation of the new Israeli shekel against the U.S. dollar. In 2002, the rate of inflation in Israel was 6.5% and was lower than the 7.3% rate of devaluation of the new Israeli shekel against the U.S. dollar. We do not presently engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate fluctuations. We may, however, enter into foreign currency derivatives, mainly forward exchange contracts, in order to protect our cash flows in respect of existing assets.

B.       LIQUIDITY AND CAPITAL RESOURCES

     Orckit has financed its operations primarily through sales of equity, issuance of convertible notes and the receipt of grants to fund research and development. In 2000, we raised net proceeds of $120.5 million through an issuance of $125 million principal amount of our 5.75% convertible subordinated notes due April 1, 2005. In 2000, 2001 and 2002 we repurchased an aggregate of $86.8 million principal amount of our convertible subordinated notes for an aggregate of $33.6 million. As a result, as of December 31, 2002, the total principal amount of our convertible subordinated notes outstanding was $38.2 million. During the quarter ended March 31, 2003, we retired an additional $19.5 million principal amount of our convertible subordinated notes and purchased approximately 689,000 of our ordinary shares. Of these purchased securities, $12.5 million principal amount of our convertible subordinated notes and 616,590 of our ordinary shares were purchased from Clal Industries for an aggregate purchase price of $14.7 million.

     We received research and development grants in an aggregate amount of approximately $7.4 million during the three years ended December 31, 2002. In 2002, we generated $10.0 million of cash from operations primarily as a result of our net income, decreases in inventories and receivables and depreciation and amortization, offset in part by the non-cash gain from the early retirement of our convertible subordinated notes and a decrease in payables. In 2001, we generated $31.0 million of cash from operations primarily as a result of decreases in inventories and receivables, offset in party by the non-cash gain from the early retirement of our convertible subordinated notes and a decrease in payables. As result of certain downsizing steps taken by us, along with the move toward outsourcing of our manufacturing processes, we significantly decreased our inventory levels in 2001 and 2002. Our working capital (total current assets net of total current liabilities) decreased from $103.9 million as of December 31, 2001 to $55.2 million as of December 31, 2002.

     In 2000, we used $67.4 million of cash in operating activities primarily as a result of our net losses and increased inventory and accounts receivable, offset in part by the increase in accounts payable and the non-cash charge for acquisition of research and development in process.

     We had cash, cash equivalents, short-term investments and long-term investments of $112.9 million and $116.7 million as of December 31, 2001 and 2002, respectively. The majority of this amount was held in securities denominated in U.S. dollars. We believe that we have sufficient working capital to meet our anticipated capital requirements for 2003 and 2004.

     Our principal investing activity relating to our operations has been the purchase of equipment and other fixed assets used in our business. These purchases totaled $9.3 million in 2000, $2.4 million in 2001 and $1.8 million in 2002. Our capital expenditures in 2002 were primarily for the procurement of telecommunications equipment and related software tools. In 2002, our investing activities also included the purchase of $35.6 million of marketable securities and the receipt of $13.0 million from Tioga in partial repayment of our loan to Tioga.

Convertible Subordinated Notes

     On March 13, 2000, we raised net proceeds of approximately $120.5 million in a private placement of $125 million aggregate principal amount of 5.75% convertible subordinated notes due on April 1, 2005. As a result of repurchases of our convertible subordinated notes by us, as of March 31, 2003, the total principal amount of these notes outstanding was $18.7 million. These notes were issued pursuant to Rule 144A under the Securities Act of 1933. Following consummation of the spin-off of Tioga, each $1,000 principal amount of the notes became convertible into 2.34962 of our ordinary shares plus 11.7481 ordinary shares of Tioga. The conversion rates with respect to Orckit and Tioga are subject to adjustment in certain circumstances, such as changes in the applicable company's capital structure or upon the issuance by the applicable company of stock dividends or certain cash distributions. Commencing in March 2003, these notes may be called by us at any time. We pay interest on the outstanding principal balance of the notes on a semi-annually basis. The conversion ratio of our convertible subordinated notes has been adjusted to reflect our one-for-five reverse share split.

Loan to Tioga

     As part of the spin-off of Tioga, we loaned $20 million to Tioga at an interest rate of approximately 6% per annum. The loan was required to be repaid by March 1, 2005. In 2001, we agreed to defer interest on this loan in an aggregate amount of $1.9 million. In 2002, Tioga repaid $13.0 million of the principal of this loan from the proceeds of a transaction it entered into with STMicroelectronics. In May 2003, Tioga announced the closing of the sale of its remaining operating assets to STMicroelectronics. Promptly thereafter, Tioga repaid the remaining amounts outstanding under this loan.

Government and Other Grants

     The Government of Israel encourages research and development projects through the Office of Chief Scientist of the Israeli Ministry of Industry and Trade, pursuant to the Law for the Encouragement of Industrial Research and Development, 1984, commonly referred to as the "R&D Law". Under the R&D Law, a research and development plan that meets specified criteria is eligible for a grant of up to 50% of certain approved research and development expenditures. The plan must be approved by the Office of the Chief Scientist. Since our inception, we have relied on grants from the Office of the Chief Scientist for the financing of a portion of our product development expenditures. We have received or continue to receive grants and we participate in programs sponsored by the Government of Israel. In 2003, the Office of the Chief Scientist approved grants to each of Corrigent and Spediant.


     Under the terms of the grants we received from the Office of Chief Scientist, we are obligated to pay royalties of 3% during the first three years following commencement of royalty payments, and 3% to 5% thereafter. Royalties are payable up to 100% of the amount of such grants, linked to the U.S. Dollar, plus annual interest at LIBOR. The payment of royalties is on all revenues received in connection with the sale of the products developed pursuant to the funded plans, including revenues from ancillary services. These terms are applicable to our Office of Chief Scientist grants that have been approved since January 1, 2000.

     The terms of our grants from the Office of Chief Scientist require that the manufacture of products developed with such grants be performed in Israel, unless prior approval is received from the Office of Chief Scientist. In the event that the Office of Chief Scientist would approve the transfer of manufacturing rights out of Israel, we would ordinarily be required to pay royalties at a higher rate and an increased aggregate pay back amount in the range of 120% to 300% of the total grants received. The failure to obtain the approval of the Office of the Chief Scientist for the transfer of manufacturing rights out of Israel could have a material adverse effect on strategic alliances that we may enter into in the future which provide for such a transfer.

     The know-how developed pursuant to the funded plan may not be transferred to third parties without the prior approval of the Office of the Chief Scientist. This approval is not required for the sale or export from Israel of any products developed under a funded plan. Approval of the transfer of know-how may be granted only if the recipient abides by all of the provisions of the funded plan and the applicable law and regulations, including the restrictions on the transfer of the funded know-how and the obligation to pay royalties in an amount that may be increased. There can be no assurance that such consent, if requested, will be granted. The Office of Chief Scientist typically does not consent to the transfer out of Israel of the know-how developed under a plan, except in specific circumstances.

     In November 2002, the Israeli government approved an amendment to the R&D Law. The amendment became effective on April 1, 2003.

     The R&D Law prior to the amendment required an undertaking in the application that all manufacturing would be performed in Israel. The amendment to the R&D Law allows the approval of grants in cases in which the applicant declares that part of the manufacturing will not be performed in Israel. This declaration is required to include details regarding the locations in which the manufacturing of the product will be performed inside Israel and outside Israel, the manufacturing activities to be performed in such locations (including the reasons for performing such manufacturing activities outside Israel) and the proportionate manufacturing expenditures inside and outside Israel. This declaration is expected to be a significant factor in the determination of the Office of Chief Scientist whether to approve a plan and the amount and other terms of benefits to be granted.

     In accordance with the amendment to the R&D Law, a plan will be approved if the applicant is an Israeli corporation and as a result of the plan the applicant will develop in Israel using Israeli residents, a new product or a significant improvement to an existing product, unless the Office of Chief Scientist is convinced that it is essential for the execution of the plan that a part of the plan be performed outside Israel or by non-Israeli residents.

     The amendment to the R&D Law further allows the Office of Chief Scientist to provide grants for portions of 20%, 30%, 40% or 50% of certain approved expenditures of a research and development plan. The R&D Law prior to the amendment only allowed for grants covering 50% of such expenditures. This amendment and the available budget of the Office of the Chief Scientist may reduce the grant amounts approved pursuant to our applications.

     The amendment to the R&D Law adds reporting requirements with respect to certain changes in the ownership of a grant recipient. The amendment requires the grant recipient and its controlling shareholders and interested parties to notify the Office of the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new interested party to undertake to the Office of the Chief Scientist to comply with the R&D Law. For this purpose, "control" is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of the means of control of a company. "Means of control" refers to voting rights and the right to appoint directors or the chief executive officer. An "interested party" of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors. Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the Office of the Chief Scientist that it has become an interested party and to sign an undertaking to comply with the R&D Law.

     As of December 31, 2002, total contingent liabilities with respect to the OCS were approximately $7.0 million.

Effective Corporate Tax Rates in Israel

     Under the Law for Encouragement of Capital Investments, 1959, by virtue of the "approved enterprise" status granted to some of our investment programs, we are entitled to various tax benefits. The period of tax benefits is 7 years, commencing in the first year in which we earn taxable income from the approved enterprise, subject to certain limitations. Under this law, the taxable income of Orckit derived from an investment program designated as an Approved Enterprise is fully exempt from corporate tax for a period of 2-4 years, after which the income from these enterprises is taxable at the rate of up to 25% for the remainder of the period of tax benefits (3-5 years).

     After the applicable benefit period expires, income generated from these Approved Enterprise programs (including income generated from the grant of a usage right with respect to know-how developed by the Approved Enterprise, income generated from royalties and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the Approved Enterprise's ordinary course of business) will be subject to tax at the full corporate tax rate, currently 36%. We may apply for additional programs or for an extension of our existing programs; however, there can be no assurance that our application will be approved or that we will receive future benefits. Part of our income has been generated through our Approved Enterprises. Should a company that has elected the "alternative package" distribute to its shareholders a cash dividend from tax-exempt income attributable to it, it would incur a tax liability on the amount distributed at the rate (generally 10-25%) which would have been applicable had the company not elected the alternate package and it will have to withhold tax at the rate of 15% with respect to the dividend distributed. Orckit's taxes outside of Israel, mainly in the United States, are dependent on our operations in each jurisdiction as well as relevant laws and treaties. See "Item 18 Financial Statements". Under Israeli tax law, at December 31, 2002, we had accumulated losses for tax purposes amounting to approximately $88 million. These losses are available indefinitely to offset future taxable business income. As of December 31, 2002, our carryforward capital losses for tax purposes were $35 million.

Reform of the Israeli Tax Regime

     In 2002, the Israeli government approved an amendment to the Income Tax Ordinance. The tax reform, effective as of January 1, 2003, reforms certain parts of the Israeli tax system, including, among others, the reduction of the tax rate levied on capital gains (other than gains from the sale of listed securities) derived on or after January 1, 2003, to a general rate of 25% for both individuals and corporations. See Item 10 below "Additional Information - Taxation - Israel - Tax Reform" for a discussion of the main aspects of the tax reform.

Dividend Policy

     On June 30, 2000, we distributed a stock dividend on a share-for-share basis of all our shares of Tioga. We have never declared or paid cash dividends on our capital stock. In the foreseeable future, we intend to use any future earnings for the operation and expansion of our business and, if considered desirable by our Board of Directors, for purchase of our convertible subordinated notes or ordinary shares. Accordingly, we do not anticipate paying any cash dividends. Payment of future dividends, if any, will be at the discretion of our board of directors and the audit committee thereof and will depend on various factors, such as our statutory retained earnings, financial condition, operating results and current and anticipated cash needs.

     If we declare cash dividends, we will pay those dividends in new Israeli shekels. Current Israeli law permits holders of our ordinary shares who are non-residents of Israel and who acquired their shares with a non-Israeli currency to repatriate all distributions on these shares in that non-Israeli currency.

Inventory

     Inventory consists primarily of raw materials and products in process. Our inventory as of December 31, 2002 was $100,000 compared to $9.3 million as of December 31, 2001. The decrease in inventory is due to outsourcing our manufacturing activity and the expected reduction in our sales.

C.       RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Research and Development

     We focus our research and development efforts on developing new products that address the need for solutions capable of supporting very high bandwidth services in telecommunications networks in metropolitan areas and products that enable fiber-speed broadband services over copper, mainly targeting business users. We obtain extensive product development input from potential users and through participation in industry organizations and standards-setting bodies, such as the American National Standards Institute and the European Telecommunications Standards Institute.

     As of December 31, 2002, our research and development staff consisted of 103 employees, most of whom are located in Israel and hold engineering or other advanced technical degrees. Our gross research and development expenses were approximately $32.0 million in 2000, $22.4 million in 2001 and $22.3 million in 2002. Approximately $7.0 million of these expenses in 2000 related to Tioga's research and development activities. These expenses were offset by grants from the Office of the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel of approximately $1.1 million in 2000, $3.3 million in 2001 and $3.0 million in 2002.

     We expect that we will continue to commit substantial resources to research and development in the future. Our research and development staff consisted of 189 employees as of December 31, 2000, 113 employees as of December 31, 2001 and 103 employees as of December 31, 2002. As of December 31, 2002, the majority of our research and development employees were employed by Corrigent. The number of research and development employees is lower compared to December 31, 2000 and December 31, 2001, primarily as a result of the re-organization of our research and development staff in light of the slow down in telecom markets and in our operations related to the DSLAM business.

     We believe that a continued commitment to research and development is required to maintain our technical excellence and launch new innovative products in the metro transport and access markets. We expect that our research and development expenses will increase if our applications for Office of Chief Scientist grants are not approved or if we elect not to receive these grants.

D.       TREND INFORMATION

     The deterioration beginning in late 2000 of economies around the world was followed by a significant decline in capital expenditure plans of telecom carriers in 2001 and in 2002. We expect this trend to continue through 2003. This decline in capital expenditures has reduced our sales and is expected to result in pricing pressure on the products being developed by Corrigent and Spediant. In 2003, we expect our sales of our ADSL-based products to be insignificant. In response to this trend, we have substantially reduced the number of our operations, research and development and sales and marketing employees related to this activity, and have focused our attention and resources on Corrigent and other technology projects, including Spediant. We will need to complete the development of new products and attract new customers if we are to counteract these trends.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       DIRECTORS AND SENIOR MANAGEMENT

     The following table sets forth certain information with respect to Orckit's directors and executive officers.

Name                        Age     Position
Eric Paneth                  53     Chairman of the Board and Chief Executive Officer
Izhak Tamir                  50     President and Director
Ehud Rokach                  39     Chief Executive Officer of Corrigent Systems
Aviv Boim                    36     Chief Financial Officer
Eran Tamir                   46     Vice President Operations
Yoav Wechsler                48     Vice President, Research and Development of Corrigent Systems
Leon Bruckman                45     Vice President, Chief System Architecture of Corrigent Systems
Eli Magal                    37     Vice President, Research and Development of access products
Haim Volinsky                47     Vice President, Sales and Marketing of access products
Yair Shamir                  57     Outside Director
Miri Gelbman                 51     Outside Director
Moshe Nir                    53     Outside Director
Jed M. Arkin                 39     Director
Moti Motil                   50     Director


     The business experience of each of our directors and executive officers is as follows:

     Mr. Paneth has been Chairman of the Board of Directors and Chief Executive Officer of Orckit since its founding in 1990. From 1975 until 1983, Mr. Paneth was a senior engineer in the Israeli Government, and from 1985 to 1990, was a technical department head in the Israeli Government. From 1983 until 1985, he was employed by Linkabit Inc., in San Diego, California. Mr. Paneth holds an advanced engineering degree from the Israel Institute of Technology, commonly known as the Technion. Since January 2000, Mr. Paneth has been a director of Tioga Technologies Ltd.

     Mr. I. Tamir has been President and a Director of Orckit since its founding in 1990. From 1987 until 1989, Mr. Tamir was employed by Comstream Inc., in San Diego, California. From 1985 until 1987, he was vice president of A.T. Communication Channels Ltd., a subsidiary of Bezeq. From 1978 to 1985, he was a senior engineer in the Israeli Government. Mr. Tamir holds an engineering degree from the Technion and an M.B.A. from Tel Aviv University. Since January 2000, Mr. Tamir has been chairman of the board of directors of Tioga Technologies Ltd.

     Mr. Rokach joined Orckit in 1992 and has served as Chief Operating Officer of Orckit since February 2000 and as Chief Executive Officer of Corrigent Systems since October 2000. From 1998 to 2000, Mr. Rokach served as Vice President--Network Access Systems. From 1992 to 1998, Mr. Rokach held several research and development and other positions with Orckit. From 1987 to 1992, he was a senior engineer with the Israeli Government. Mr. Rokach holds an engineering degree from the Technion.

     Mr. Boim joined Orckit as Chief Financial Officer in February 1998. From August 1996 until February 1998, he was an associate of BT Alex. Brown Incorporated, an investment banking firm. From August 1993 until August 1996, Mr. Boim was a vice president of Giza Ltd., Tel Aviv, an investment banking firm. Mr. Boim holds a B.A. and an M.A. in economics and management from Tel Aviv University and a L.L.B. from Tel Aviv University Law School.

     Mr. E Tamir joined Orckit as Vice President Operations in April 2000. From 1996 until 2000, Mr. E Tamir who was one of founders of Wizcom Technologies Ltd., served as vice president operations of Wizcom. From 1990 until 1996, Mr. E Tamir served as director of worldwide logistics of Indigo Ltd. From 1985 to 1990, Mr. E Tamir served as director of acquisitions of Scitex Corporation Ltd. Mr. E Tamir holds a BsCEE in machine engineering from Tel Aviv University and is a business economics graduate of the Israeli Institute for Management.

     Mr. Wechsler joined Orckit in October 2000 as Vice President of research and development of Corrigent Systems. From August 1999 to July 2000, he served as research and development director at One Path Networks. From September 1997 to August 1999, Mr. Wechsler held engineering management positions at ADC Teledata. Mr. Wechsler holds a B.Sc. and an M.Sc. in Electrical Engineering from the Technion.

     Mr. Bruckman joined Orckit in 1999 and has served as Vice President of system engineering since November 1999 and as Vice President and Chief System Architect of Corrigent Systems since September 2000. From April 1996 to October 1999, Mr. Bruckman was Vice President of research and development and system engineering at HyNEX, which was acquired by Cisco. From August 1982 to March 1996, Mr. Bruckman held several positions with the access division of Tadiran Telecommunications, of which the last position was director of research and development. Mr. Bruckman holds a B.Sc. in Electrical Engineering from the Technion Institute and an MBA from Bar-Ilan University, Israel.

     Mr. Magal joined Orckit in 1995 and held various engineering management positions until becoming in 2001 Vice President of research and development of access products. Mr. Magal holds a B.S. in Electrical Engineering from the Technion and an M.B.A. from Tel Aviv University.

     Mr. Volinsky joined Orckit in November 2001 and has served as Vice President sales and marketing of access products. From September 2000 until October 2001, Mr. Volinsky served as a marketing director at Cisco Systems. From 1997 until 2000, Mr. Volinsky served as a Co-General manager and VP of marketing and sales at HyNEX, which was acquired by Cisco. Mr. Volinsky holds a B.Sc. degree from Tel-Aviv University in electrical and electronics engineering.

     Mr. Shamir has been a Director of Orckit since October 1995. Mr. Shamir serves as the Chairman of the Board and Chief Executive Officer of VCON Telecommunications Ltd., an Israeli technology company listed on Le Nouveau Marche in France. Prior to being appointed Chairman of the Board in 2001, Mr. Shamir served as President and as one of VCON's directors since 1997 and as its Chief Executive Officer since 1998. Since April 2000, Mr. Shamir has also served as chairman of Catalyst Investment L.P., an Israeli venture capital firm. From July 1995 through February 1997, Mr. Shamir served as the Executive Vice President of The Challenge Fund LLP, the general partner of the Challenge Fund-Etgar, L.P. From December 1993 to July 1995, he served as the Chief Executive Officer of Elite Food Industries Ltd. Mr. Shamir served as Executive Vice President and general manager of Israel operations of Scitex Corporation Ltd. from February 1988 through December 1994. Mr. Shamir is a director of Mercury Interactive Corp., DSP Group Corporation and Poalim Capital Markets. Mr. Shamir holds a B.Sc. in Electrical Engineering from the Technion and has served on the board of governors of the Technion since 1993.

     Ms. Gelbman has served since 1999 as founder and General Manager of Milgal Ltd., an Israeli privately-owned appliance distribution and service company. From 1984 to 1998, she was employed by IBM Israel in various positions. Her last role with IBM was as Manager of Quality and Customer Relationship Management
(CRM).

     Mr. Nir has served since 1990 as Founder and CEO of privately-held Business Directions Ltd., a distributor of analytic management software. From 1985 to 1990, he served as manager of the economics and control department and member of the Executive Board of Elite Industries Ltd., a publicly traded food manufacturer in Israel. From 1974 to 1985, he held senior financial and control positions with Tempo Breweries and Soft Drinks Ltd., Tadiran Electronics Industries Ltd. and Clal Israel Ltd. He holds a BA in economics from Tel Aviv University, and an MBA and Post Graduate Diploma in Computer and Information Sciences from the Recanati School of Management, Tel Aviv University

     Mr. Motil has served since 1996 as Vice President Finance and an associate of Palmot Ltd., an investment company based in Israel. From 1991 until 1996, he served as Chief Financial Officer of the Israeli subsidiary of Jan-Bell Marketing Inc., a retail company. Mr. Motil holds a B.A degree in economics and accounting from Tel-Aviv University and he is a C.P.A.

     Mr. Arkin has served as Chairman of PeerPressure, Inc., a company that provides peer-to-peer content protection systems, since January 2000; as Chairman of Madah Com Communications Ltd., a spread-spectrum communications company, since January 2000; and as Chairman of the Advisory Board of E-Base Ltd., an information retrieval company, since June 2001. From 1999 to 2001, he served as General Manager of merchant banking for Oscar Gruss & Son, a New York-based investment bank. From 1995 to 1998, Mr. Arkin served as Vice President of The Challenge Fund, an Israeli venture capital firm. He holds a B.A. from St. John's College in Annapolis, Maryland, an M.B.A. from Harvard Business School and a J.D. from Harvard Law School.

     There are no family relationships between any of our directors or executive officers. There are no arrangements or understandings between any of our directors or executive officers and any other person pursuant to which our directors or executive officers were selected.

B.       COMPENSATION

     The aggregate direct remuneration paid by Orckit to all persons as a group (14 persons) who served in the capacity of director or executive officer in the year ended December 31, 2002, was approximately $3.6 million, which includes $330,000 of pension, retirement or similar benefits, expenses reimbursed (including professional and other business association dues and expenses) and other fringe benefits.

     Each of our directors is entitled to participation fees under the Israeli Companies Law. In November 2002 each of Ms. Gelbman, Mr. Motil and Mr. Nir was granted options to purchase 40,000 of our ordinary shares and each of Mr. Shamir and Mr. Arkin was granted options to purchase 20,000 of our ordinary shares. The exercise price is $3.40 per share, which was the market price of our ordinary shares on date of grant (as adjusted for our one-for-five reverse share split). The options vest ratably over four years. All options expire at the earlier of ten years from the date of grant or six month from termination of the directorship. Directors, who are our officers, have been granted options to purchase shares of Corrigent and in other subsidiaries engaged in technology projects, including Spediant, based on various factors, including their respective equity interests in Orckit. The total amount of options granted to, and shares reserved for, all directors, including directors who are our officers, is equal to approximately 12.5% of the share capital of Corrigent and each of the other technology projects, including Spediant, on a fully diluted basis, prior to any outside financing. The options granted to our directors have a nominal exercise price.

C.       BOARD PRACTICES

Nasdaq Requirements

     Under the listing requirements of the Nasdaq Stock Market, we are currently required to have at least two independent directors, as defined by Nasdaq rules, on our board of directors and to establish an audit committee, a majority of whose members are independent of management. Five out of the seven members of our board of directors, namely, Messrs. Shamir, Arkin, Gelbman, Nir and Motil, are independent directors under the Nasdaq requirements. Messrs. Shamir, Gelbman and Nir serve on our audit committee.

Israeli Companies Law

     We are also subject to the provisions of the Israeli Companies Law, 5759-1999, and regulations adopted thereunder.

Board of Directors

     According to the Companies Law and our articles of association, the oversight of the management of our business is vested in our board of directors. The board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders. As part of its powers, our board of directors may cause us to borrow or secure payment of any sum or sums of money for our purposes, at times and upon terms and conditions as it thinks fit, including the grant of security interests in all or any part of our property. Our board of directors may consist of between three and seven directors and currently consists of seven directors.

     Our directors are elected at annual meetings of shareholders by a vote of the holders of at least 66-2/3% of the ordinary shares voting thereon. Directors generally hold office until the next annual meeting of shareholders. Our annual meeting of shareholders is required to be held at least once during every calendar year and not more than fifteen months after the last preceding meeting. The board of directors generally may temporarily fill vacancies in the board. Directors may be removed earlier from office by a resolution passed at a general meeting of shareholders by a vote of the holders of at least 75% of the ordinary shares voting thereon.

     A resolution proposed at any meeting of the board of directors is deemed adopted if approved by a majority of the directors present and voting on the matter.

Outside Directors

         Qualifications of Outside Directors

     Under the Israeli Companies Law, companies incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel are required to appoint at least two outside directors. Pursuant to our articles of association, we may appoint up to three outside directors. The Companies Law provides that a person may not be appointed as an outside director if the person or the person's relative, partner, employer or any entity under the person's control has, as of the date of the person's appointment to serve as an outside director, or had, during the two years preceding that date, any affiliation with:

     o the company;

     o any entity controlling the company; or

     o any entity controlled by the company or by its controlling entity.

     The term affiliation includes:

     o an employment relationship;

     o a business or professional relationship maintained on a regular basis;

     o control; and

     o service as an office holder, excluding service as an office holder during the three-month period in which the company first offers its shares to the public.

          The Companies Law defines the term "office holder" of a company to include a director, the chief executive officer and any officer of the company who reports directly to the chief executive officer.

          No person can serve as an outside director if the person's position or other business creates, or may create, a conflict of interest with the person's responsibilities as an outside director or may otherwise interfere with the person's ability to serve as an outside director.

          Until two years from termination of office, a company may not engage an outside director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

Election of Outside Directors

     Outside directors are elected at meetings of shareholders by a vote of the holders of at least 66-2/3% of the ordinary shares voting thereon, provided that either:

          o at least one third of the shares of non-controlling shareholders voted at the meeting vote in favor of the outside director's election; or

          o the total number of shares of non-controlling shareholders that voted against the election of the outside director does not exceed one percent of the aggregate voting rights in the company.

     The initial term of an outside director is three years and may be extended for an additional three years. Outside directors may be removed from office only by a vote of the holders of at least 66-2/3% of the ordinary shares voting thereon, or by a court, and only if the outside directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company's board of directors is required to include at least one outside director, except for the audit committee which is required to include all the outside directors. Our outside directors are: Mr. Shamir, who was re-elected to a second three-year term in 2003, and Ms. Gelbman and Mr. Nir, who were elected in 2002.

Committees

     Subject to the provisions of the Companies Law, our board of directors may delegate its powers to committees consisting of board members. Our board has formed an audit committee and an option committee.

Audit Committee

Israeli Companies Law Requirements

     Under the Israeli Companies Law, our board of directors is required to appoint an audit committee, comprised of at least three directors, including all of the outside directors, but excluding:

     o the chairman of our board of directors;

     o a controlling shareholder or a relative of a controlling shareholder; and

     o any director employed by us or who provides services to us on a regular basis.

     The role of the audit committee is to identify flaws in our business management, including in consultation with the internal auditor and our independent accountants, to suggest appropriate courses of action to correct such flaws and to approve specified related party transactions. Our audit committee consists of Mr. Yair Shamir, Mr. Moshe Nir and Ms. Miri Gelbman.

Approval of Related Party Transactions

     The approval of the audit committee is required to effect specified actions and transactions with office holders, controlling shareholders and entities in which they have a personal interest. An audit committee may not approve an action or a transaction with related parties or with its office holders unless at the time of approval at least two outside directors are serving as members of the audit committee and at least one of whom was present at the meeting in which any approval was granted.

Option Committee

     Our Option Committee administrates our share option plan and is empowered, among other things, to recommend to our Board of Directors option grants, optionees, dates of grant and the exercise price of options. Messrs. Eric Paneth, Izhak Tamir and Yair Shamir are currently the members of our option committee.

Internal Auditor

     Under the Companies Law, our board of directors is required to appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine, among other things, whether our actions comply with the law and orderly business procedure. The internal auditor may not be an interested party, an office holder, or a relative of any of the foregoing, nor may the internal auditor be our independent accountant or its representative.

     The Companies Law defines the term "interested party" to include a person who:

     o holds 5% or more of our outstanding share capital or voting rights;

     o has the right to appoint one or more directors or the general manager; or

     o who serves as a director or as the general manager.

Approval of Specified Related Party Transactions Under Israeli Law

Fiduciary Duties of Office Holders

     The Israeli Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means to obtain:

          o information on the advisability of a given action brought for his approval or performed by him by virtue of his position; and

          o all other important information pertaining to these actions.

          The duty of loyalty of an office holder includes a duty to:

          o refrain from any conflict of interest between the performance of his duties for the company and the performance of his other duties or his personal affairs;

          o refrain from any activity that is competitive with the company;

          o refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

          o disclose to the company any information or documents relating to a company's affairs which the office holder has received due to his position as an office holder.

Disclosure of Personal Interest of an Office Holder

     The Israeli Companies Law requires that an office holder of a company disclose to the company any personal interest that he may have and all related material information known to him, in connection with any existing or proposed transaction by the company. The disclosure is required to be made promptly and in any event no later than the board of directors meeting in which the transaction is first discussed. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by:

          o the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of these people; or

          o any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he has the right to appoint at least one director or the general manager.

    Under Israeli law, an extraordinary transaction is a transaction that is:

          o not in the ordinary course of business;

          o not on market terms; or

          o likely to have a material impact of the company's profitability, assets or liabilities.

     Once an office holder complies with the above disclosure requirement, the board of directors may approve a transaction between the company and an office holder, or a third party in which an office holder has a personal interest. A transaction that is adverse to the company's interest may not be approved.

     If the transaction is an extraordinary transaction, approval of both the audit committee and the board of directors is required, in that order. Under specific circumstances, shareholder approval may also be required. A director who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may not be present at this meeting or vote on this matter, unless a majority of the members of the board of directors or the audit committee, as the case may be, has a personal interest in the matter. If a majority of members of the board of directors have a personal interest therein, shareholder approval is also required.

Disclosure of Personal Interests of a Controlling Shareholder

     Under the Israeli Companies Law, the disclosure requirements which apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights, but excluding a shareholder whose power derives solely from his or her position on the board of directors or any other position with the company. Extraordinary transactions with a controlling shareholder or with a third party in which a controlling shareholder has a personal interest, and the terms of engagement of a controlling shareholder as an office holder or employee, require the approval of the audit committee, the board of directors and the shareholders of the company, in that order. The shareholder approval must be by a majority of the shares voted on the matter, provided that either:

          o at least one-third of the shares of shareholders who have no personal interest in the transaction and who vote on the matter vote in favor thereof; or

          o the shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than one percent of the voting rights in the company.

     For information concerning the direct and indirect personal interests of our office holders and principal shareholders in specified transactions with us, see Item 7A of this Annual Report.

D.       EMPLOYEES

     As of December 31, 2002, we had 183 full-time employees, of whom 103 were employed in research and development, 17 were employed in sales and marketing, 18 were employed in manufacturing, testing and quality assurance and 45 were employed in MIS, finance and administration. Of these 183 employees, 107 are employees of Corrigent and 36 are employees of Spediant. As of December 31, 2001, we had 216 full-time employees, of whom 113 were employed in research and development, 21 were employed in sales and marketing, 39 were employed in manufacturing, testing and quality assurance, and 43 were employed in MIS, finance and administration. As of December 31, 2000, we had 492 full-time employees, of whom 189 were employed in research and development, 75 were employed in sales and marketing, 156 were employed in manufacturing, testing and quality assurance, 42 were employed in finance and administration and 30 were employed in testing and quality assurance. We had fewer employees as of December 31, 2002 than in prior years as a result of reduction of the number of employees in operations, R&D and sales and marketing due to the deterioration of economies around the world and decrease in revenues from our legacy DSLAM business.

     We believe that we have been able to attract talented engineering and other technical personnel. None of our employees is represented by a labor union and we have not experienced a work stoppage. We believe that our relationship with our employees is good and that our future success will depend on a continuing ability to hire, assimilate and retain qualified employees.

     Certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations, including the Industrialists Associations, are applicable to our employees by order of the Israeli Ministry of Labor and Welfare. These provisions principally concern cost of living increases, recreation pay and other conditions of employment.

     Israeli labor laws and regulations are applicable to all of our employees in Israel. The laws principally concern matters such as paid annual vacation, paid sick days, the length of the workday, payment for overtime, insurance for work-related accidents, severance pay and other conditions of employment. Israeli law generally requires severance pay, which may be funded, in whole or in part, by Managers' Insurance described below, in certain circumstances, including the retirement or death of an employee or termination of employment without cause, as defined under Israeli law. The payments thereto amount to approximately 8.3% of wages. Furthermore, Israeli employees are required to pay predetermined sums to the National Insurance Institute. The payments to the National Insurance Institute are approximately 16% of wages of which the employee contributes approximately 66% and the employer contributes approximately 34%.

     A general practice followed by Orckit, although not legally required, is the contribution of funds on behalf of most of its employees to a fund known as Managers' Insurance. This fund provides employees with a lump sum payment upon retirement or with payments on account of severance pay, if legally entitled, upon termination of employment. Each employee who agrees to participate in the Managers' Insurance plan contributes an amount equal to 5% of such employee's base salary and the employer contributes approximately 15% of such salary, which 15% includes the 8.3% for severance pay.

E.       SHARE OWNERSHIP

     As of March 31, 2003, Messrs. Eric Paneth and Izhak Tamir, each, directly or through a wholly owned company, beneficially owns 746,771 ordinary shares, or 15.3% of our ordinary shares, including (i) options to purchase 13,750 of our ordinary shares at no exercise price per share and (ii) the right to purchase 140,000 shares from us, at any time or from time to time in one or more purchases, until February 2005. The purchase price for the ordinary shares under such right to purchase will be equal to the average closing price of our ordinary shares on Nasdaq over the ten trading days immediately preceding the purchase date, plus a premium of 10%. Except for Messrs. Paneth and Tamir, none of our executive officers or directors beneficially owns 1% or more of our outstanding ordinary shares.

     At December 31, 2002, outstanding options to purchase a total of 837,723 ordinary shares had been granted by us pursuant to our share incentive plan, of which options to purchase a total of 329,578 ordinary shares were held by our directors and officers (14 persons) as a group. Our share incentive plan is administered by an option committee of our board of directors which is empowered, among other things, to recommend to our board of directors the optionees, dates of grant and the exercise price of options. Unless otherwise decided by our board of directors or the option committee, options granted under the share incentive plan are non-assignable except by the laws of descent. The outstanding options are exercisable at purchase prices which range from $0 to $60 per share, vest mainly over up to periods of five years, and have expiration dates which range from 2003 to 2012.

     In January 2003, our board of directors adopted the "Orckit Communications Ltd. 2003 Subsidiary Employee Share Incentive Plan". Shares issued pursuant to this plan are issued to employees, consultants and contractors of our majority-owned subsidiaries for no consideration and are subject to reverse vesting. Unvested shares issued pursuant to this plan may be reacquired by us under certain circumstances or may be exchanged for shares or options of the applicable subsidiary under certain circumstances at the election of Orckit or the employees. Our directors are not entitled to participate in this plan. As of March 31, 2003, out of 600,000 ordinary shares granted under the Plan to employees of our subsidiaries, approximately 140,000 ordinary shares were converted to securities of our subsidiaries.

     Subject to the approval of the Board of Directors of Orckit and Corrigent, and based on the relative fair market value of each of the relevant companies, options granted by Corrigent may be exercised for securities of Orckit. Corrigent has granted or reserved options representing approximately 30% of its fully diluted equity. See Item 4.A for further information with respect to the Corrigent Stock Option Plan.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS

     To our knowledge, (A) we are not directly or indirectly owned or controlled
(i) by another corporation or (ii) by any foreign government and (B) there are no arrangements, the operation of which may at a subsequent date result in a change in control of Orckit.

     Eric Paneth and Izhak Tamir, as of March 31, 2003 each beneficially owns 15.3% of our ordinary shares and collectively beneficially own approximately 29.7% of our ordinary shares. Each of Mr. Paneth and Mr. Tamir are major shareholders of Orckit. Accordingly, Messrs. Paneth and Tamir, if they voted together, may have the power to control the outcome of matters submitted to a vote of our shareholders, including the approval of significant change of control transactions.

     The following table sets forth, as of March 31, 2003, the number of our ordinary shares (as adjusted for our one-for-five reverse share split), which constitute our only voting securities, beneficially owned by (i) all shareholders known to us to own more than 5% of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group. The voting rights of all major shareholders are the same. As of March 31, 2003, 4,722,598 of our ordinary shares were issued and outstanding.

Identity of Person or Group                                                Amount Owned          Percent of Class
Eric Paneth (1)                                                                746,771                15.3%
Izhak Tamir (2)                                                                746,771                15.3%
All directors and executive officers as a group
 (14 persons)
                                                                             1,783,524(3)             34.7%

(1)(2)    Includes, in the case of each of Messrs. Tamir and Paneth: (i)
          13,750 ordinary shares issuable upon the exercise of options that are currently vested or vest within the next 60 days and (ii) the right to purchase 140,000 shares from us, at any time or from time to time in one or more purchases until February 2005. Under such right to purchase, the purchase price for the ordinary shares will be equal to the average closing price of our ordinary shares on Nasdaq over the ten trading days immediately preceding the purchase date, plus a premium of 10%. As discussed in Item 6.E, securities held by Messrs. Tamir and Paneth of Corrigent may be exercised for shares of Orckit under certain circumstances.
(3) Includes 102,778 ordinary shares which may be purchased pursuant to options exercisable within sixty days following March 31, 2003. As discussed in Item 6.E, securities of Corrigent held by directors and executive officers of Orckit may be exercised for shares of Orckit.

     As of March 31, 2003, there were 75 holders of record of our ordinary shares in the United States who collectively held approximately 92.3% of our outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

     In January 2003, we repurchased from Clal Electronics Industries Ltd. 616,590 of our ordinary shares and $12.5 million principal amount of our convertible subordinated notes. Prior thereto, Clal and its affiliates beneficially owned approximately 12.0% of our ordinary shares. Immediately following this transaction, we believe that Clal and its affiliates beneficially own less than 1% of our ordinary shares.

B.       RELATED PARTY TRANSACTIONS

Loan Agreement

     As part of the plan of separation relating to the spin-off of Tioga, we loaned to Tioga $20 million. This loan bore interest at a rate of approximately 6% per annum and was required to be repaid by March 1, 2005. In February 2002, Tioga announced that it had entered into a set of agreements with ST Microelectronics, pursuant to which it was to receive certain funding. In 2002, we were repaid $13.0 million of the principal of this loan and accrued interest due in the amount of $2.9 million. In May 2003, Tioga announced the closing of an asset purchase agreement pursuant to which ST Microelectronics acquired all of Tioga's assets. After the closing of that transaction, Tioga paid us the remaining amount outstanding under the loan.

Clal Electronics Industries Ltd.

     In January 2003, we retired $12.5 million principal amount of our convertible subordinated notes and repurchased 616,590 of our ordinary shares held by Clal for aggregate consideration of $14.7 million.

Tioga Support Services Agreement

     Tioga provides us with certain ADSL chip related support services. Total payments to Tioga for support services in 2002 were approximately $200,000. We do not expect to receive support services from Tioga in 2003.

         Siliquent Technologies.

     In October 2001, one of our technology projects, Siliquent Technologies, a provider of technology for the storage network applications industry, raised $10.0 million in equity financing from third parties. Certain of our directors, officers and employees had previously been granted securities in Siliquent with a nominal exercise price. Orckit's interest in Siliquent was significantly reduced by the third party financing and its ownership interest in Siliquent is immaterial. We believe that any transactions involving affiliated parties were on terms no less favorable to us than could be obtained with non-affiliated parties.

C.       INTERESTS OF EXPERTS AND COUNSEL

         Not applicable

ITEM 8.  FINANCIAL INFORMATION

         See Item 18.

ITEM 9.  THE OFFER AND LISTING

A.       OFFER AND LISTING DETAILS

     Our ordinary shares are quoted on the Nasdaq Stock Market and The Tel Aviv Stock Exchange under the symbol ORCT. The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported on the Nasdaq Stock Market. The price per share of our ordinary shares has been retroactively adjusted to reflect the one-for-five reverse share split effective as of November 27, 2002 and the spin-off of Tioga on June 30, 2000, based on the ratio of our share price to Tioga's share price on that date. This ratio allocates 44% of the price to Orckit and 56% to Tioga.


Calendar Year                                                                     Price Per Share
                                                                           High                      Low
2002                                                                      $21.60                    $2.70
2001                                                                      $21.25                    $5.40
2000                                                                     $203.95                   $10.00
1999                                                                      $85.55                   $30.25
1998                                                                      $53.35                   $20.05

Calendar Period                                                                   Price Per Share

                                                                            High                      Low
2003
         First Quarter                                                     $7.10                    $2.95
2002
         First Quarter                                                    $21.60                    $9.65
         Second Quarter                                                   $10.25                    $4.75
         Third Quarter                                                     $5.80                    $3.10
         Fourth Quarter                                                    $4.70                    $2.70
2001
         First Quarter                                                      $21.25                    $5.65
         Second Quarter                                                     $15.00                    $5.40
         Third Quarter                                                      $12.40                    $5.55
         Fourth Quarter                                                     $16.25                    $6.50

Calendar Month                                                                    Price Per Share
                                                                           High                      Low
2003
         May                                                                 $9.15                    $6.60
         April                                                               $7.50                    $6.50
         March                                                               $7.10                    $5.91
         February                                                            $6.00                    $4.28
         January                                                             $4.69                    $2.95
2002
         December                                                            $4.70                    $3.00

     Trading of our shares on the TASE is insignificant and typically represents less than 1% of the volume traded on Nasdaq. Accordingly, we do not believe sales price information with respect to the limited trading of our ordinary shares on TASE is meaningful.

B.       PLAN OF DISTRIBUTION

         Not applicable

C.       MARKETS

          Our ordinary shares are quoted on the Nasdaq Stock Market under the symbol ORCT.

D.       SELLING SHAREHOLDERS

         Not applicable

E.       DILUTION

         Not applicable

F.       EXPENSES OF THE ISSUE

         Not applicable

ITEM 10. ADDITIONAL INFORMATION

A.       SHARE CAPITAL

         Not applicable

B.       MEMORANDUM AND ARTICLES OF ASSOCIATIONS

Objects and Purposes

     We were first registered under Israeli law on January 22, 1990 as a private company, and, on July 22, 1996, became a public company. Our registration number with the Israeli registrar of companies is 52-004287-0. Our object is to engage, directly or indirectly, in any lawful undertaking or business whatsoever, including, without limitation, as stipulated in our memorandum of association, which was filed with the Israeli registrar of companies.

Transfer of Shares and Notices

     Fully paid ordinary shares may be freely transferred pursuant to our articles of association unless the transfer is restricted or prohibited by another instrument. Unless otherwise prescribed by law, each shareholder of record will be provided at least 21 calendar days' prior notice of any general shareholders meeting.

Dividend and Liquidation Rights

     Dividends on our ordinary shares may be paid only out of profits and other surplus, as defined in the Companies Law, as of the end of the most recent fiscal year or as accrued over a period of two years, whichever is higher. Our board of directors, with the approval of our audit committee, is authorized to declare dividends, provided that there is no reasonable concern that the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to their respective holdings. This liquidation right may be affected by the grant of preferential dividends or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Voting, Shareholders' Meetings and Resolutions

     Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Under the Companies Law and our articles of association, most resolutions of our shareholders require approval by a simple majority of the ordinary shares voting thereon. Amendments to our articles of association and the election of directors require approval of 66-2/3% of our ordinary shares voting thereon, and liquidation and the removal of directors (other than outside directors) require approval of 75% of our ordinary shares voting thereon.

     These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

     We have two types of general shareholders meetings: the annual general meetings and extraordinary general meetings. Directors are elected only at annual general meeting. These meetings may be held either in Israel or in any other place the board of directors determines. An annual general meeting must be held in each calendar year, but not more than 15 months after the last annual general meeting. Our board of directors may convene an extraordinary meeting, from time to time, at its discretion and is required to do so upon the request of shareholders holding at least 5% of our ordinary shares.

     The quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent between them at least 25% of the outstanding voting shares unless otherwise required by applicable rules. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the chairman may designate with the consent of a majority of the voting power represented at the meeting and voting on the matter adjourned. At such reconvened meeting the required quorum consists of any two members present in person or by proxy.

Duties of Shareholders

     Under the Companies Law, each and every shareholder has a duty to act in good faith in exercising his rights and fulfilling his obligations towards Orckit and other shareholders and to refrain from abusing his power in Orckit, such as in voting in the general meeting of shareholders on the following matters:

          o any amendment to the articles of association;

          o an increase of our authorized share capital;

          o a merger; or

          o approval of certain actions and transactions which require shareholder approval.

     In addition, each and every shareholder has the general duty to refrain from depriving other shareholders of their rights.

     Furthermore, any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder that, pursuant to the provisions of the articles of association, has the power to appoint or to prevent the appointment of an office holder in Orckit or any other power toward Orckit is under a duty to act in fairness towards Orckit. The Companies Law does not describe the substance of this duty of fairness. These various shareholder duties may restrict the ability of a shareholder to act in what the shareholder perceives to be its own best interests.

Anti-Takeover Provisions; Mergers and Acquisitions

     The Israeli Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to a merger have the transaction approved by its board of directors and a vote of the majority of its shares, at a shareholders' meeting called on at least 21 days' prior notice. For purposes of the shareholder vote, unless a court rules otherwise, the statutory merger will not be deemed approved if a majority of the shares present that are held by parties other than the other party to the merger, or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party, vote against the merger. Upon the request of a creditor of either party of the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least 70 days have passed from the time that the requisite proposal for the merger has been filed with the Israeli Registrar of Companies.

     The Companies Law also provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company and there is no existing 25% or greater shareholder in the company. An acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company. This rule does not apply if someone else is already a majority shareholder in the company. If following any acquisition of shares, the acquiror will hold 90% or more of the company's shares, the acquisition may not be made other than through a tender offer to acquire all of the shares of such class. If more than 95% of the outstanding shares are tendered in the tender offer, all the shares that the acquiror offered to purchase will be transferred to it. However, the remaining minority shareholders may seek to alter the consideration by court order.

     Israeli tax law also treats stock-for-stock acquisitions between an Israeli company and a foreign company less favorably than does U.S. tax law. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares of another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap.

     Our articles of association provide that our board of directors may, at any time in its sole discretion, adopt protective measures to prevent or delay a coercive takeover of Orckit, including, without limitation, the adoption of a shareholder rights plan. In November 2001, our board of directors adopted a shareholder bonus rights plan pursuant to which share purchase bonus rights were distributed on December 6, 2001 at the rate of one right for each of our ordinary shares held by shareholders of record as of the close of business on that date.

     The rights plan is intended to help ensure that all of our shareholders are able to realize the long-term value of their investment in Orckit in the event of a potential takeover which does not reflect the full value of Orckit and is otherwise not in the best interests of Orckit and its shareholders. The rights plan is also intended to deter unfair or coercive takeover tactics.

     Each right initially will entitle shareholders to buy one-half of one of our ordinary shares for $65.00. The rights generally will be exercisable and transferable apart from our ordinary shares only if a person or group becomes an "acquiring person" by acquiring beneficial ownership of 15% or more of our ordinary shares, subject to certain exceptions set forth in the rights plan, or commences a tender or exchange offer upon consummation of which such person or group would become an "acquiring person." Subject to certain conditions described in the rights plan, once the rights become exercisable, the holders of rights, other than the acquiring person, will be entitled to purchase ordinary shares at a discount from the market price.

     The rights will expire on December 31, 2011 and are generally redeemable by our board of directors, at $0.01 per right, at any time until the tenth business day following public disclosure that a person or group has become an "acquiring person."

     Our articles of association also provide that as long as any of our securities are publicly traded on a United States market or exchange, all proxy solicitations by persons other than our board of directors must be undertaken pursuant to the United States proxy rules, regardless of whether those proxy rules are legally applicable to us. These provisions of our articles of association could discourage potential acquisition proposals and could delay or prevent a change in control of Orckit.

Modification of Class Rights

     Our articles of association provide that the rights attached to any class (unless otherwise provided by the terms of that class), such as voting, rights to dividends and the like, may be varied by a shareholders resolution, subject to the sanction of a resolution passed by a majority of the holders of the shares of that class at a separate class meeting.

Indemnification, Exculpation and Insurance of Office Holders

Exculpation of Office Holders

     Under the Companies Law, an Israeli company may not exempt an office holder from liability for breach of his duty of loyalty, but may exempt in advance an office holder from liability to the company, in whole or in part, for a breach of his duty of care provided the articles of association of the company allow it to do so. Our articles of association allow us to exempt our office holders to the fullest extent permitted by law.

Insurance of Office Holders

     Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into an insurance contract which would provide coverage for any monetary liability incurred by any of our office holders, with respect to an act performed in the capacity of an office holder for:

          o a breach of his duty of care to us or to another person;

          o a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

          o a financial liability imposed upon him in favor of another person.

          We obtained liability insurance covering our officers and directors.

Indemnification of Office Holders

     Our articles of association provide that we may indemnify an office holder against the following obligations and expenses imposed on the office holder with respect to an act performed in the capacity of an office holder:

          o a financial obligation imposed on him in favor of another person by a court judgment, including a settlement judgment or an arbitrator's award approved by the court; and

          o reasonable litigation expenses, including attorneys' fees, incurred by the office holder or which the office holder was ordered to pay by a court in connection with:

               o proceedings we institute against him or that are instituted on our behalf or by another person;

               o a criminal charge from which he is acquitted; or

               o a criminal proceeding in which he is convicted of an offense that does not require proof of criminal intent.

          Our articles of association also include provisions:

          o authorizing us to undertake in advance to indemnify an office holder as described above, provided that the undertaking is limited to those types of events which our board of directors deems to be anticipated when the undertaking is given and to an amount determined by our board of directors to be reasonable under the circumstances; and

          o authorizing us to retroactively indemnify an officer or director.

Limitations on Exculpation, Insurance and Indemnification

     The Israeli Companies Law provides that a company may not exculpate or indemnify an office holder, or enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

          o a breach by the office holder of his duty of loyalty unless, with respect to insurance coverage, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

          o a breach by the office holder of his duty of care if the breach was committed intentionally or recklessly;

          o any act or omission committed with the intent to derive an illegal personal benefit; or

          o any fine imposed on the office holder.

     In addition, under the Companies Law, exculpation of, indemnification of, and procurement of insurance coverage for our office holders must be approved by our audit committee and our board of directors and, if the beneficiary is a director, by our shareholders.

     Our articles of associations also provide that, subject to the provisions of applicable law, we may procure insurance for or indemnify any person who is not an office holder, including without limitation, any of our employees, agents, consultants or contractors.

C.       MATERIAL CONTRACTS

We entered into the following agreements with Tioga upon consummation of the plan of separation:

         Separation and Intellectual Property Agreement with Tioga Technologies

     In connection with the spin-off, we entered into a separation agreement with Tioga pursuant to which we contributed and transferred to Tioga substantially all of the assets and liabilities constituting our chip business in exchange for Tioga ordinary shares, and then distributed those ordinary shares as a stock dividend to our shareholders, on a share-for-share basis. Tioga also issued to the holders of options to purchase our ordinary shares, options to purchase an equivalent number of Tioga ordinary shares.

     Under the separation agreement, Tioga has assumed all employment-related obligations, accrued benefits and severance pay of our employees who have become Tioga's full-time employees.

     We entered into an agreement with Tioga for the (i) assignment to Tioga of substantially all of our DSL chip intellectual property, including patents and patent applications, (ii) joint ownership of certain technologies without accounting to one another, and (iii) irrevocable license from us of other non-semiconductor patents and patent applications. In connection with this assignment, Tioga granted us an irrevocable license to use the assigned intellectual property. This agreement contains cross indemnity provisions whereby we will indemnify Tioga with respect to any patent or related claims with respect to the technology retained by us and we will indemnify Tioga with respect to any work-around costs incurred as a result of any patent or related claims with respect to the technology transferred to Tioga by us.

     For a description of our loan agreement with Tioga, please refer to Item 7.B of this Annual Report.

     For a description of our convertible subordinated notes, please refer to
Item 5.B of this Annual Report.

Founding Agreements for Our Technology Projects

     In connection with the founding of our technology projects engaged in by Corrigent Systems, and other subsidiaries, including Spediant Systems, we entered into founding agreements with these subsidiaries established to undertake our new technology projects. Pursuant to these founding agreements, Orckit contributed and transferred to each subsidiary a team of employees and applicable assets and liabilities related to early stage initiation and development in the business area of each of the technology projects which were conducted prior to such founding.

     Under the founding agreements, the subsidiaries assumed all employment-related obligations, accrued benefits and severance pay of our employees who have become employees of the subsidiaries.

D.       EXCHANGE CONTROLS

     There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our ordinary shares or the proceeds from the sale of the shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding certain transactions. However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

     The ownership or voting of our ordinary shares by non-residents of Israel, except with respect to citizens of countries which are in a state of war with Israel, is not restricted in any way by our memorandum of association or articles of association or by the laws of the State of Israel.

E.       TAXATION

     The following is a general summary only and should not be considered as income tax advice or relied upon for tax planning purposes.

United States

     The following summary describes the material U.S. federal income tax consequences to "U.S. Holders" (as defined below) arising from the purchase, ownership and disposition of our ordinary shares. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the final, temporary and proposed U.S. Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. This summary is addressed only to holders that are U.S. citizens, individuals resident in the United States for U.S. federal income tax purposes, domestic U.S. corporations, estates the income of which is subject to U.S. federal income tax regardless of the source of their income and any trust if either:

          o a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all the substantial decisions of the trust, or

          o the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person (collectively, "U.S. Holders").

     This discussion does not consider all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders by reason of their particular circumstances, including potential application of the alternative minimum tax, or any aspect of state, local or non-U.S. federal tax laws. In addition, this summary is directed only to U.S. Holders that hold ordinary shares as capital assets and does not address the considerations that may be applicable to particular classes of U.S. Holders, including financial institutions, insurance companies, broker-dealers, tax-exempt organizations, holders of ordinary shares as part of a "straddle," "hedge" or "conversion transaction," holders, directly, indirectly or through attribution, of 10% or more of our outstanding ordinary shares and persons who own ordinary shares through a partnership or other pass-through entity.

     Each U.S. Holder should consult with his, her or its own tax advisor as to the particular tax consequences to him, her or it of the purchase, ownership and sale of ordinary shares, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Sale or Exchange of Ordinary Shares

     Subject to the discussion under the heading "Passive Foreign Investment Company Status" below, a U.S. Holder's sale or exchange of ordinary shares generally will result in the recognition by such U.S. Holder of capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder's tax basis in the ordinary shares sold. This gain or loss will be long-term capital gain or loss if the ordinary shares sold have been held for more than one year at the time of the sale or exchange. If the U.S. Holder's holding period on the date of the sale or exchange is one year or less, such gain or loss will be a short-term capital gain or loss. See "--Israel--Capital Gains Tax" for a discussion of taxation by Israel of capital gains realized on sales of capital assets. Any capital loss realized upon the sale, exchange or other disposition of ordinary shares generally is deductible only against capital gains and not against ordinary income, except that in the case of non-corporate U.S. Holders, a capital loss is deductible to the extent of capital gains plus ordinary income up to $3,000. In general, any capital gain recognized by a U.S. Holder upon the sale or exchange of ordinary shares will be treated as U.S.-source income for U.S. foreign tax credit purposes.

     A U.S. Holder's tax basis in his, her or its ordinary shares generally will be the purchase price paid therefor by such U.S. Holder. The holding period of each ordinary share owned by a U.S. Holder will commence on the day following the date of the U.S. Holder's purchase of such ordinary share and will include the day on which the ordinary share is sold by such U.S. Holder.

Treatment of Dividend Distributions

     For U.S. federal income tax purposes, the gross amount of any distributions, including the amount of any Israeli taxes withheld therefrom, paid to a U.S. Holder with respect to his, her or its ordinary shares will be included in his, her or its ordinary income to the extent that the dividends are paid out of our current or accumulated earnings and profits, as determined based on U.S. federal tax principles. Such dividends will not be eligible for the dividends received deduction allowed to U.S. corporations under Section 243 of the Code. Dividend distributions in excess of our current and accumulated earnings and profits will be treated first as a non-taxable return of the U.S. Holder's tax basis in his, her or its ordinary shares to the extent thereof and then as a gain from the sale of ordinary shares. Dividends paid in new Israeli shekels may be included in income in a U.S. dollar amount based on the exchange rate at the time of their receipt. Any gain or loss resulting from currency fluctuations during the period from the date a dividend is paid to the date such payment is converted into U.S. dollars generally will be treated as ordinary income or loss.

     Subject to certain conditions and limitations, any Israeli withholding tax imposed on such dividends generally will be eligible for credit against such U.S. Holder's U.S. federal income tax liability or, at the U.S. Holder's election, may be claimed as a deduction against income in determining such tax liability. The limitations on claiming a foreign tax credit include computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends with respect to the ordinary shares generally will be classified as "passive income" for purposes of computing the foreign tax credit limitation. Foreign income taxes exceeding the credit limitation for the year of payment or accrual may be carried back for two taxable years and forward for five taxable years in order to reduce U.S. federal income taxes, subject to the credit limitation applicable in each of those years. Subject to certain conditions and limitations, any Israeli withholding tax imposed on such dividends generally will be eligible for credit against such U.S. Holder's U.S. federal income tax liability or, at the U.S. Holder's election, may be claimed as a deduction against income in determining such tax liability. The calculation of allowable foreign tax credits and, in the case of a U.S. Holder that elects to deduct foreign taxes, the availability of deductions for foreign taxes paid involve the application of complex rules that depend on a U.S. Holder's particular circumstances. Accordingly, U.S. Holders should consult their own tax advisors regarding their eligibility for foreign tax credits or deductions.

Passive Foreign Investment Company Status

     Generally, a foreign corporation is treated as a passive foreign investment company ("PFIC") for U.S. federal income tax purposes for any tax year if, in such tax year, either (i) 75% or more of its gross income is passive in nature (the "Income Test"), or (ii) the average percentage of its assets during such tax year which produce, or are held for the production of, passive income (determined by averaging the percentage of the fair market value of its total assets which are passive assets as of the end of each quarter of such year) is 50% or more (the "Asset Test").

     Because less than 75% of our gross income in 2002 and in prior years constituted passive income, as defined for purposes of the Income Test, we do not believe that application of the Income Test would have resulted in our classification as a PFIC for any of such years. Under the Asset Test, however, while we do not believe that we were a PFIC for any tax year prior to 2001, it is likely that we would be deemed to have been a PFIC for 2001 and 2002.

     There is no definitive method prescribed in the Code, U.S. Treasury Regulations or administrative or judicial interpretations thereof for determining the value of a foreign corporation's assets for purposes of the Asset Test. The legislative history of the U.S. Taxpayer Relief Act of 1997 (the "1997 Act"), however, indicates that for purposes of the Asset Test, "the total value of a publicly-traded foreign corporation's assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities." It is unclear under current interpretations of the 1997 Act whether other valuation methods could be employed to determine the value of our assets. Under the approach set forth in the legislative history to the 1997 Act, we would be deemed to have been a PFIC for 2001 and 2002, principally because
(a) a significant portion of our assets continued to consist of cash, cash equivalents and short- and long-term investments from the remaining proceeds of our offerings, and (b) the public market value of our ordinary shares declined significantly during 2001 and 2002.

     If we are treated as a PFIC for U.S. federal income tax purposes for any year during a U.S. Holder's holding period of ordinary shares and the U.S. Holder does not make a QEF Election or a "mark-to-market " election (both as described below), any gain recognized by the U.S. Holder upon the sale of ordinary shares (or the receipt of certain distributions) would be treated as ordinary income. This income generally would be allocated over a U.S. Holder's holding period with respect to our ordinary shares. The amount allocated to prior years will be subject to tax at the highest tax rate in effect for that year and an interest charge would be imposed on the amount of deferred tax on the income allocated to prior taxable years.

     Although we generally will be treated as a PFIC as to any U.S. Holder if we are a PFIC for any year during the U.S. Holder's holding period, if we cease to satisfy the requirements for PFIC classification, the U.S. Holder may avoid the consequences of PFIC classification for subsequent years if he elects to recognize gain based on the unrealized appreciation in the ordinary shares through the close of the tax year in which we cease to be a PFIC. Additionally, if we are treated as a PFIC, a U.S. Holder who acquires ordinary shares from a decedent would be denied the normally available step-up in tax basis for these ordinary shares to fair market value at the date of death and instead would have a tax basis equal to the decedent's tax basis in these ordinary shares.

     A U.S. Holder who beneficially owns shares of a PFIC must file Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with the U.S. Internal Revenue Service for each tax year in which he holds shares in a PFIC. This form describes any distributions received with respect to these shares and any gain realized upon the disposition of these shares.

     For any tax year in which we are treated as a PFIC, a U.S. Holder may elect to treat his, her or its ordinary shares as an interest in a qualified electing fund (a "QEF Election"), in which case the U.S. Holder would be required to include in income currently his proportionate share of our earnings and profits in years in which we are a PFIC regardless of whether distributions of our earnings and profits are actually distributed to the U.S. Holder. Any gain subsequently recognized upon the sale by the U.S. Holder of his ordinary shares, however, generally would be taxed as capital gain and the denial of the basis step-up at death described above would not apply.

     A shareholder may make a QEF Election with respect to a PFIC for any taxable year of the shareholder. A QEF Election is effective for the year in which the election is made and all subsequent taxable years of the shareholder. Procedures exist for both retroactive elections and the filing of protective statements. A U.S. Holder making the QEF Election must make the election on or before the due date, as extended, for the filing of the shareholder's income tax return for the first taxable year to which the election will apply.

     A U.S. Holder must make a QEF Election by completing Form 8621 and attaching it to their U.S. federal income tax return, and must satisfy additional filing requirements each year the election remains in effect. We will provide to each shareholder, upon request, the tax information required to make a QEF Election and to make subsequent annual filings.

     As an alternative to a QEF Election, a U.S. Holder generally may elect to mark his ordinary shares to market annually, recognizing ordinary income or loss (subject to certain limitations) equal to the difference between the fair market value of his ordinary shares and the adjusted tax basis of his ordinary shares. Losses would be allowed only to the extent of net mark-to-market gain accrued under the election. If a mark-to-market election with respect to ordinary shares is in effect on the date of a U.S. Holder's death, the normally available step-up in tax basis to fair market value will not be available. Rather, the tax basis of the ordinary shares in the hands of a U.S. Holder who acquired them from a decedent will be the lesser of the decedent's tax basis or the fair market value of the ordinary shares.

     The implementation of many aspects of the Code's PFIC rules requires the issuance of regulations which in many instances have yet to be promulgated and which may have retroactive effect. We cannot be sure that any of these regulations will be promulgated or, if so, what form they will take or what effect they will have on the foregoing discussion.

     Accordingly, and due to the complexity of the PFIC rules, U.S. Holders should consult their own tax advisors regarding our status as a PFIC for 2001, 2002 and any subsequent years and the eligibility, manner and advisability of making a QEF Election or a mark-to-market election, and the effect of these elections on the calculation of the amount of foreign tax credit that may be available to a U.S. Holder. As noted above, for those U.S. Holders who determine that we were a PFIC for 2001, 2002 and/or any subsequent years and notify us in writing of their request for the information required in order to effectuate the QEF Election, we will promptly make this information available to them.

Information Reporting and Backup Withholding

     Any dividends paid on the ordinary shares to U.S. Holders may be subject to U.S. federal tax information reporting requirements and the U.S. backup withholding tax (currently 30% through 2003, but scheduled for reduction to 29% for 2004-2005 and 28% for 2006 and later years). In addition, the proceeds of a U.S. Holder's sale of ordinary shares may be subject to tax information reporting and the U.S. backup withholding tax. Backup withholding will not apply if the U.S. Holder (i) is a corporation or other exempt recipient, or (ii) the U.S. Holder provides a U.S. taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with any applicable backup withholding requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax, provided the required information is furnished to the U.S. Internal Revenue Service.

Israel

     The following discussion, which represents a summary of certain Israeli tax laws affecting our shareholders, including U.S. and other non-Israeli shareholders, is for general information only and is not intended to substitute for careful or specific tax planning. To the extent that the discussion is based on legislation yet to be judicially or administratively interpreted, there can be no assurance that the views expressed herein will accord with any such interpretation in the future. This discussion is not intended, and should not be construed, as legal or professional tax advice, and does not cover all possible tax considerations. Accordingly, each investor should consult his or her own tax advisor as to the particular tax consequences of an investment in the ordinary shares including the effects of applicable Israeli or foreign or other tax laws and possible changes in the tax laws.

Tax Reform

     On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No. 132), 5762-2002, as amended, known as the tax reform, came into effect.

     The tax reform, aimed at broadening the categories of taxable income and reducing the tax rates imposed on employment income, introduced the following measures, among other things:

          o Reduction of the tax rate levied on capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003 to a general rate of 25% for both individuals and corporations. Regarding assets acquired prior to January 1, 2003, the reduced tax rate will apply to a proportionate part of the gain, in accordance with the holding periods of the asset, before or after January 1, 2003, on a linear basis. In addition, the tax reform enables the carry forward of capital losses without any time restriction;

          o Imposition of Israeli tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income, including income derived from passive sources such as interest, dividends and royalties;

          o Introduction of controlled foreign corporation (CFC) rules into the Israeli tax structure. Generally, under such rules, an Israeli resident who holds, directly or indirectly, 10% or more of the rights in a foreign corporation whose shares are not publicly traded (or which has offered less than 30% of its shares or any rights to its shares to the public), in which more than 50% of the rights are held directly or indirectly by Israeli residents, and a majority of whose income in a tax year is considered passive income, will be liable for tax on the portion of such income attributed to his holdings in such corporation, as if such income were distributed to him as a dividend;

          o Imposition of capital gains tax on capital gains realized by individuals as of January 1, 2003 from the sale of shares of publicly traded companies (such gain was previously exempt from capital gains tax in Israel). For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares, see "Capital Gains Tax" below;

          o Introduction of a new regime for the taxation of shares and options issued to employees, officers and directors; and

          o Introduction of tax at a rate of 25% on dividends paid by one Israeli company to another (which are generally not subject to tax), if the source of such dividends is income that was derived outside of Israel.

Capital Gains Tax

     Israeli law generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder's country of residence provides otherwise. The law distinguishes between the inflationary surplus and the real gain. The inflationary surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset's purchase price attributable to the increase in the Israeli consumer price index, or in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

     Prior to the tax reform, sales of our ordinary shares by individuals were generally exempt from Israeli capital gains tax so long as (i) our ordinary shares were quoted on Nasdaq or listed on a stock exchange in a country appearing on a list approved by the Controller of Foreign Currency and (ii) we qualified as an Industrial Company within the definition of the Law for the Encouragement of Industry (Taxes), 5729-1969. We believe that we currently qualify as an Industrial Company, but no assurance can be given that we will continue to qualify as an Industrial Company.

     Pursuant to the tax reform, generally, capital gains tax is imposed at a rate of 15% on real gains derived on or after January 1, 2003 from the sale of shares in: (i) companies publicly traded on the Tel Aviv Stock Exchange ("TASE"); or (ii) subject to a necessary determination by the Israeli Minister of Finance, Israeli companies publicly traded on Nasdaq or a recognized stock exchange or a regulated market outside of Israel; or (iii) companies dually traded on both the TASE and Nasdaq or a recognized stock exchange or a regulated market outside of Israel (such as Orckit). This tax rate is contingent upon the shareholder not claiming a deduction for financing expenses, and does not apply to: (i) dealers in securities; (ii) shareholders that report in accordance with the Income Tax Law (Inflationary Adjustments), 5745-1985; or (iii) shareholders who acquired their shares prior to an initial public offering (that are subject to a different tax arrangement). The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

     Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE, and are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on Nasdaq or a recognized stock exchange or a regulated market outside of Israel, provided that such capital gains are not derived from a permanent establishment in Israel and that such shareholders did not acquire their shares prior to the issuer's initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

     In any event, the provisions of the tax reform shall not affect the exemption from capital gains tax for gains accrued before January 1, 2003, as described above.

     In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

     Pursuant to a treaty between the governments of the United States and Israel, the sale, exchange or disposition of shares by a person who qualifies as a resident of the United States within the meaning of the treaty and who is entitled to claim the benefits afforded to a resident by the treaty will generally not be subject to Israeli capital gains tax. This exemption does not apply if the person holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the applicable sale, exchange or disposition, subject to specified conditions. However, under the treaty, the person would be permitted to claim a credit for the capital gains tax paid in Israel against the U.S. federal income tax imposed with respect to the applicable sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The treaty does not relate to U.S state or local taxes.

Tax on Dividends

     Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares, or stock dividends, we would be required to withhold income tax at the rate of up to 25%, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. If the income out of which the dividend is being paid is attributable to an Approved Enterprise, the rate is 15%. Under the U.S.-Israel tax treaty, if the income out of which the dividend is being paid is not attributable to an Approved Enterprise, then income tax with respect to shareholders that are U.S. corporations holding at least 10% of our voting power is required to be withheld at the rate of 12.5%. For more information on Approved Enterprises, please refer to Item 5B of this Annual Report.

F.       DIVIDENDS AND PAYING AGENTS

         Not applicable

G.       STATEMENT BY EXPERTS

         Not applicable.

H.       DOCUMENTS ON DISPLAY

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligations with respect to such requirements by filing reports with the Securities and Exchange Commission, or SEC. You may read and copy any document we file, including any exhibits, with the SEC without charge at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Certain of our SEC filings are also available to the public at the SEC's website at http://www.sec.gov.

     As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

I.       SUBSIDIARY INFORMATION

         Not applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

General

     We are exposed to market risk, including movements in interest rates and foreign currency exchange rates. Our primary market risk exposure occurs because we generate most of our revenues in U.S. dollars but incur a majority of our salaries and related expenses and part of our other expenses in new Israeli shekels.

     We do not generally engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rates or interest rate fluctuations. At December 31, 2002 and as of March 31, 2003, we did not own any market risk sensitive instruments. However, we may in the future undertake hedging or other similar transactions or invest in market risk sensitive instruments if our management determines that it is necessary to offset these risks.

     Our interest rate and foreign exchange exposures are monitored by tracking actual and projected commitments.

Exchange Rate Risk Management

     Our functional currency and that of our subsidiaries is the U.S. dollar.

     From time to time, we assess our exposure to exchange rate risks and endeavor to limit this exposure through natural hedging, or by attempting to maintain a similar level of assets and liabilities in any given currency.

     The table below presents our balance sheet exposure related to market risk sensitive instruments, mainly short term receivables and payables in currencies other than U.S. dollars, which bear no interest, expressed in currencies and geographical terms, as of December 31, 2002 at fair value.

          The information is presented in U.S. dollars (in millions), which is our reporting currency.

         Please see also the explanatory notes below the table.

                        -------------- --------------- --------------- ---------------
                                           Euro        New Israeli        Total
                                                           Shekel
                        -------------- --------------- --------------- ---------------
                        Israel                              (8.5)           (8.5)
                        -------------- --------------- --------------- ---------------
                        Europe              (0.1)                           (0.1)
                        -------------- --------------- --------------- ---------------
                        Total               (0.1)           (8.5)           (8.6)
                        -------------- --------------- --------------- ---------------

         Explanatory notes:

          1) Total balance sheet exposure relating to market risk sensitive instruments is the sum of the absolute figures (excess of liabilities over assets in the amount of $8.6 million).

          2) Due to the high degree of correlation among the European currencies, we do not differentiate among these currencies when assessing our exposure. Therefore, the data in the column headed "Euro" in the foregoing table includes exposures to other European currencies.

          3) The data presented in the table reflects the exposure after taking into account the effect of the "natural" hedging.

Interest Rate Risk Management

     As of December 31, 2002, we had $10.2 million of cash and cash equivalents, $10.6 million of short-term bank deposits, $25.1 million of trading securities, $18.0 million of short term marketable securities, $6.2 million of long term deposits and $46.6 million of long-term marketable securities. Our trading and marketable securities mature as follows: $43.1 million in 2003, and $46.6 million over a period from 2004 to 2006. Due to the relatively short-term maturities of the Company's cash, deposits and securities portfolio, an immediate 10% change in the current interest rates (for example, from 5.0% to 5.5%) is not expected to have a material effect on its near-term financial condition or results of operations.


ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     For a discussion of our shareholder bonus rights plan, please refer to Item 10.B of this Annual Report. In connection with the grants in 2003 to Eric Paneth, our Chief Executive Officer and a director, and Izhak Tamir, our President and a director, of the share purchase rights described in Item 6E, this plan was amended to provide that the beneficial ownership of our ordinary shares held by Mr. Paneth or Mr. Tamir will not trigger the rights under this plan.

     At our annual general shareholders meeting held in February 2003, our shareholders approved the following amendments to our article of association:

          o the vote required to amend our articles of association was changed from a simple majority to 66-2/3% of our outstanding ordinary shares voting on the matter;

          o the vote required to (i) elect a director was changed from a simple majority to 66-2/3% of our outstanding ordinary shares voting on the matter and (ii) remove a director was changed from a simple majority to 75% of our outstanding ordinary shares voting on the matter. Also it was clarified that directors may be elected by shareholders only at an annual general meeting and that each director (except outside directors) will serve until the next annual general meeting at which one or more directors are elected following his election;

          o the number of "outside directors" (as defined in the Companies Law) was limited to three. The Companies Law requires at least two outside directors, and we currently have three. This amendment will not limit the number of "independent directors" (as defined in the rules of Nasdaq) that we may have;

          o the maximum size of our board of directors was changed from 15 to seven directors and the minimum number of continuing directors that are entitled to act as the board of directors in the event of vacancies was changed from a majority of the board of directors to three directors; and

          o a requirement that any dividends be approved by our audit committee in addition to our board of directors was added, or if we do not have an audit committee for any reason, by a majority of the "outside directors" (as defined in the Companies Law) then on the board of directors.

ITEM 15. CONTROLS AND PROCEDURES

     Within 90 days prior to the date of this report, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. The evaluation was performed with the participation of our key corporate senior management and under the supervision and with the participation of our chief executive officer and chief financial officer. Based on this evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective to alert them on a timely basis to material information required to be included in our periodic reports with the Securities and Exchange Commission.

     In addition, there have been no significant changes in our internal controls or in other factors that could significantly affect those controls subsequent to the date of the evaluation.

ITEM 16.  [Reserved]

ITEM 17. FINANCIAL STATEMENTS

         See Item 18.

ITEM 18. FINANCIAL STATEMENTS

         Attached.  See Item 19(a).

ITEM 19.EXHIBITS

(a) The following consolidated financial statements and related auditors' report are filed as part of this Annual Report:

                                                                                                                 Page
Table of Contents to 2002 Consolidated Financial Statements                                                       F-1
Report of Independent Auditors                                                                                    F-2
Consolidated Financial Statements:
Balance Sheets at December 31, 2001 and 2002                                                                      F-3
Statements of Operations for the Years Ended
  December 31, 2000, 2001 and 2002                                                                                F-4
Statements of Changes in Shareholders' Equity for the
  Years Ended December 31, 2000, 2001 and 2002                                                                    F-5
Statements of Cash Flows for the Years Ended
  December 31, 2000, 2001 and 2002                                                                          F-6 - F-7
Notes to Financial Statements                                                                              F-8 - F-27
Report of independent auditors on financial statement schedule                                                   F-28
Schedule - valuation and qualifying accounts                                                                     F-29

(b)  Exhibits:

     The  following exhibits are filed as part of this Annual Report:


 Exhibit No.                      Exhibit

+1.1*    Memorandum of Association, as amended.

1.2*     Fourth Amended and Restated Articles of Association.

1.3(4) Bonus Rights Agreement, dated as of November 20, 2001, between Orckit Communications Ltd. and American Stock Transfer & Trust Company, as Rights Agent.

1.4(6) Amendment No. 1, dated as of February 5, 2003, to Bonus Rights Plan, dated as of November 20, 2001, between Orckit
         Communications Ltd. and American Stock Transfer & Trust Company, as Rights Agent.

2.1(1)   Indenture, dated as of March 13, 2000, between Orckit
         Communications Ltd. and State Street Bank and Trust Company.

2.2(1) 5.75% Convertible Subordinated Notes of Orckit Communications Ltd. due April 1, 2005.

2.3(1) Registration Rights Agreement, dated March 13, 2000, by and among Orckit Communications Ltd., Tikcro Ltd. and CIBC World Markets Corp.

4.1(2)   Orckit Israeli Share Incentive Plan, as amended (2000).

+4.5(3) Lease Agreement, dated September 28, 1999, between Orckit Communications Ltd. and Gush 7093 Helka 162 Ltd., private company # 51-058315-6.

4.6(5)   Corrigent Stock Option Plan (2001).

4.10*    Orckit Communications Ltd. 2003 Subsidiary Employee Share
         Incentive Plan.

 8.1*    Subsidiaries of Orckit Communications Ltd.

10.3* Consent of Kesselman & Kesselman, independent auditors of Orckit Communications Ltd.

99.1* Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.2*    Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
------------------------------------------------------------------------------

+ Translated in full or summary version; the original language version is on file with Orckit Communications Ltd. and is available upon request.

1 Incorporated by reference to Amendment No. 1 to Orckit Communications Ltd.'s Annual Report on Form 20-F/A for the fiscal year ended December 31, 1999.

2 Incorporated by reference to Orckit Communications Ltd.'s Registration Statement (File No. 333-12178) on Form S-8.

3 Incorporated by reference to Orckit Communications Ltd.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2000.

4 Incorporated by reference to Orckit Communications Ltd.'s Registration Statement (File No. 000-28724) on Form 8-A.

5 Incorporated by reference to Orckit Communications Ltd.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2001.

6 Incorporated by reference to Orckit Communications Ltd.'s Registration Statement (File No. 000-28724) on Form 8-A/A.

*        Filed herewith.

                                   SIGNATURES

     The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                                      ORCKIT COMMUNICATIONS LTD.

                                                             By: /s/ Izhak Tamir
                                                               Name: Izhak Tamir
                                                                Title: President
                                                             Date: June 23, 2003

                                 CERTIFICATIONS

I, Eric Paneth, certify that:

1. I have reviewed this annual report on Form 20-F of Orckit Communications
Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

          i.designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          ii. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

          iii. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

          i. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

          ii. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date: June 23, 2003

                                              By: /s/ Eric Paneth
                                              Name:     Eric Paneth
                                              Title:    Chief Executive Officer

I, Aviv Boim, certify that:

1. I have reviewed this annual report on Form 20-F of Orckit Communications
Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

          i. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          ii. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

          iii. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

          i. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

          ii. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date: June 23, 2003

                                             By: /s/ Aviv Boim
                                             Name:    Aviv Boim
                                             Title:   Chief Financial Officer

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
                     2002 CONSOLIDATED FINANCIAL STATEMENTS


                                TABLE OF CONTENTS


                                                                         Page
                                                                         ----
REPORT OF INDEPENDENT AUDITORS ......................................     F-2
CONSOLIDATED FINANCIAL STATEMENTS:
    Balance sheets ..................................................     F-3
    Statements of operations ........................................     F-4
    Statements of changes in shareholders' equity ...................     F-5
    Statements of cash flows ........................................   F-6-7
    Notes to financial statements ...................................  F-8-27


            The amounts are stated in U.S. dollars ($) in thousands.

                         REPORT OF INDEPENDENT AUDITORS


To the shareholders of
ORCKIT COMMUNICATIONS LTD.


     We have audited the consolidated balance sheets of Orckit Communications Ltd. (the "Company") and its subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in Israel and in the United States, including those prescribed by the Israeli Auditors (Mode of Performance) Regulation, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2001 and 2002 and the consolidated results of their operations, the changes in shareholders' equity and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.


                                                  Kesselman & Kesselman
                                           Certified Public Accountants (Isr.)
Tel Aviv, Israel
January 16, 2003





   Kesselman & Kesselman is a member of PricewaterhouseCoopers International
    Limited, a company limited by guarantee registered in England and Wales.

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
                           CONSOLIDATED BALANCE SHEETS
                           (U.S. dollars in thousands)

                                                                                                                 December 31
                                                                                                                 -----------
                                                                                                             2001         2002
                                                                                                          ---------    ---------
                                          A s s e t s
CURRENT ASSETS:
    Cash and cash equivalents .........................................................................   $  39,091    $  10,165
    Marketable securities  (note 12a) .................................................................      55,527       43,139
    Bank deposits (note 12d) ..........................................................................       8,110       10,545
    Trade receivables (note 12b) ......................................................................       7,316          786
    Other receivables (note 12b) ......................................................................       4,493        2,443
    Inventories (note 12c) ............................................................................       9,297          100
                                                                                                          _________    _________
           T o t a l  current assets ..................................................................     123,834       67,178
                                                                                                          _________    _________
LONG-TERM INVESTMENTS:
    Marketable securities (note 12a) ..................................................................                   46,576
    Other (note 12d) ..................................................................................      13,104        8,403
                                                                                                          _________    _________
                                                                                                             13,104       54,979
                                                                                                          _________    _________
LONG-TERM LOAN TO A RELATED PARTY (note 4) ............................................................      20,000        7,000
                                                                                                          _________    _________
PROPERTY AND EQUIPMENT - net  (note 5): ...............................................................       7,796        6,070
                                                                                                          _________    _________
DEFERRED ISSUANCE COSTS, net of accumulated amortization ..............................................       1,566          623
                                                                                                          _________    _________
           T o t a l  assets ..........................................................................   $ 166,300    $ 135,850
                                                                                                          =========    =========

                              Liabilities and shareholders' equity
CURRENT LIABILITIES:
    Trade payables ....................................................................................   $   8,803    $   4,827
    Accrued expenses and other payables (note 12e) ....................................................      11,136        7,158
                                                                                                          _________    _________
           T o t a l  current liabilities .............................................................      19,939       11,985
                                                                                                          _________    _________
LONG-TERM LIABILITIES:
    Accrued severance pay (note 6) ....................................................................       3,160        3,265
    Convertible subordinated notes (note 7) ...........................................................      66,416       38,179
                                                                                                          _________    _________
           T o t a l long-term liabilities ............................................................      69,576       41,444
                                                                                                          _________    _________
COMMITMENTS (note 8)
                                                                                                          _________    _________
           T o t a l liabilities ......................................................................      89,515       53,429
                                                                                                          _________    _________
SHAREHOLDERS' EQUITY (note 9):
    Share capital - ordinary shares, in 2001 of NIS 0.10 par value, in 2002 - of no par value
       (authorized: December 31,2001 and 2002 - 10,000,000 shares; issued and outstanding:
       December 31, 2001 - 4,874,128 shares; December 31, 2002 - 4,979,593 shares) * ..................         710           --
    Additional paid-in capital ........................................................................     321,504      322,227
    Deferred compensation .............................................................................      (3,563)      (2,023)
    Accumulated deficit ** ............................................................................    (241,866)    (237,783)
                                                                                                          _________    _________
           T o t a l  shareholders' equity ............................................................      76,785       82,421
                                                                                                          _________    _________
           T o t a l  liabilities and shareholders' equity ............................................   $ 166,300    $ 135,850
                                                                                                          =========    =========

* After giving retroactive effect to the one-for-five reverse share split, see note 9a(2).
** Including $89,592 charged in 2000 as a result of the spin-off of the semiconductor business, see note 2.

   The accompanying notes are an integral part of the consolidated financial statements.

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
                      CONSOLIDATED STATEMENTS OF OPERATIONS
               (U.S. dollars in thousands, except per share data)

                                                                               Year ended December 31
                                                                               ----------------------
                                                                           *2000         2001         2002
                                                                         ---------    ---------    ---------
REVENUES (note 12f) ...................................................  $ 131,867    $ 141,647    $  53,420
COST OF REVENUES (note 12g) ...........................................    133,671      112,007       32,963
                                                                         _________    _________    _________
GROSS PROFIT (LOSS) ...................................................     (1,804)      29,640       20,457
RESEARCH AND DEVELOPMENT EXPENSES - net (note 12h) ....................     30,860       19,085       19,291
SELLING, GENERAL AND ADMINISTRATIVE
    EXPENSES ..........................................................     33,561       16,993       14,699
ACQUISITION OF RESEARCH AND DEVELOPMENT
    IN PROCESS (note 3) ...............................................     28,976
AMORTIZATION AND IMPAIRMENT OF GOODWILL (note 3b) .....................     14,334       26,101
                                                                         _________    _________    _________
OPERATING LOSS ........................................................   (109,535)     (32,539)     (13,533)
FINANCIAL INCOME  - net (note 12i) ....................................      1,975       33,395       17,616
OTHER INCOME ..........................................................        906
                                                                         _________    _________    _________
NET INCOME (LOSS) FOR THE YEAR ........................................  $(106,654)   $     856    $   4,083
                                                                         =========    =========    =========

INCOME  (LOSS) PER SHARE ** (note 1n):
    Basic .............................................................  $  (24.60)   $    0.18    $    0.83
                                                                         =========    =========    =========
    Diluted ...........................................................  $  (24.60)   $    0.18    $    0.79
                                                                         =========    =========    =========
WEIGHTED AVERAGE NUMBER OF SHARES
    OUTSTANDING ** (note 1n):
    Basic .............................................................      4,332        4,632        4,932
                                                                         =========    =========    =========
    Diluted ...........................................................      4,332        4,875        5,163
                                                                         =========    =========    =========

* Including the results of Tioga Technologies Ltd. for the six month period ended June 30, 2000, see note 2.

** After giving retroactive effect to the one-for-five reverse share split, see note 9a(2).




   The accompanying notes are an integral part of the consolidated financial statements.

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                           (U.S. dollars in thousands)

                                                                                         Share capital
                                                                                         -------------
                                                                                    Number of
                                                                                     shares *                  Additional
                                                                                 (in thousands)    Amount    paid-in capital
                                                                                 --------------    ------    ---------------

BALANCE AT JANUARY 1, 2000 ......................................................       3,967    $     599    $ 137,578
CHANGES DURING 2000:
    Net loss ....................................................................
    Issuance of share capital as consideration for acquisition
       of companies (see note 3) ................................................         435           53      170,261
    Spin-off of semiconductor business (see note 2) .............................
    Exercise of options granted to employees ....................................          93           11        4,290
    Deferred compensation related to employee stock option grants ...............                                 1,192
    Amortization of deferred compensation related to employee stock option grants
                                                                                    _________    _________    _________
BALANCE AT DECEMBER 31, 2000 ....................................................       4,495          663      313,321
CHANGES DURING 2001:
    Net income ..................................................................
    Conversion of convertible subordinated notes into shares ....................          30            3          246
    Exercise of options granted to employees ....................................         350           44          723
    Deferred compensation related to employee stock option grants ...............                                 7,214
    Amortization of deferred compensation related to employee stock option grants
                                                                                    _________    _________    _________
BALANCE AT DECEMBER 31, 2001 ....................................................       4,875          710      321,504
CHANGES DURING 2002:
    Net income ..................................................................
    Exercise of options granted to employees ....................................         105           13
    Amortization of deferred compensation related to employee stock option grants
    Cancellation of ordinary shares par value ...................................                     (723)         723
                                                                                    _________    _________    _________
BALANCE AT DECEMBER 31, 2002 ....................................................       4,980        $  --    $ 322,227
                                                                                    =========    =========    =========


                                                                                                                  Total
                                                                                     Deferred     Accumulated  shareholders'
                                                                                   compensation     deficit      equity
                                                                                   ------------     -------      ------
BALANCE AT JANUARY 1, 2000 ......................................................   $    (154)   $ (46,476)   $  91,547
CHANGES DURING 2000:
    Net loss ....................................................................                 (106,654)    (106,654)
    Issuance of share capital as consideration for acquisition
       of companies (see note 3) ................................................                               170,314
    Spin-off of semiconductor business (see note 2) .............................                  (89,592)     (89,592)
    Exercise of options granted to employees ....................................                                 4,301
    Deferred compensation related to employee stock option grants ...............      (1,192)                       --
    Amortization of deferred compensation related to employee stock option grants       1,346                     1,346
                                                                                    _________    _________    _________
BALANCE AT DECEMBER 31, 2000 ....................................................          --     (242,722)      71,262
CHANGES DURING 2001:
    Net income ..................................................................                      856          856
    Conversion of convertible subordinated notes into shares ....................                                   249
    Exercise of options granted to employees ....................................                                   767
    Deferred compensation related to employee stock option grants ...............      (7,214)                       --
    Amortization of deferred compensation related to employee stock option grants       3,651                     3,651
                                                                                    _________    _________    _________
BALANCE AT DECEMBER 31, 2001 ....................................................      (3,563)    (241,866)      76,785
CHANGES DURING 2002:
    Net income ..................................................................                    4,083        4,083
    Exercise of options granted to employees ....................................                                    13
    Amortization of deferred compensation related to employee stock option grants       1,540                     1,540
    Cancellation of ordinary shares par value ...................................                                    --
                                                                                    _________    _________    _________
BALANCE AT DECEMBER 31, 2002 ....................................................   $  (2,023)   $(237,783)   $  82,421
                                                                                    =========    =========    =========




* After giving retroactive effect to the one-for-five reverse share split, see note 9a(2).

   The accompanying notes are an integral part of the consolidated financial statements.

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
              CONSOLIDATED STATEMENTS OF CASH FLOWS-(Continued) - 1
                           (U.S. dollars in thousands)

                                                                                                   Year ended December 31
                                                                                                   ----------------------
                                                                                                2000         2001         2002
                                                                                             ---------    ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income (loss) for the year ........................................................  $(106,654)   $     856    $   4,083
    Adjustments to reconcile net income (loss) to net cash provided by
        (used in) operating activities:
        Depreciation and amortization:
           Property and equipment .........................................................      3,931        4,074        3,568
           Other assets and deferred charges ..............................................     16,372        3,411          393
        Goodwill and other identifiable intangible assets impairment ......................                  23,400
        Acquisition of research and development in process ................................     28,976
        Bank deposits, net ................................................................     (1,874)      33,015        2,565
        Trading marketable securities, net ................................................    (26,098)     (33,214)       1,596
        Gain from early extinguishment of convertible subordinated notes ..................     (1,767)     (34,108)     (13,199)
        Interest on long-term investments .................................................                               (1,245)
        Increase (decrease) in accrued severance pay - net ................................      1,058         (806)         863
        Amortization of deferred compensation related to employee
           stock option grants ............................................................      1,346        3,651        1,540
        Changes in certain asset and liability items:
           Decrease (increase) in trade receivables and other receivables .................     (7,711)      22,209        8,580
           Increase (decrease) in trade payables, accrued expenses
               and other payables .........................................................     32,722      (31,564)      (7,954)
           Decrease (increase) in inventories .............................................     (7,700)      40,083        9,197
                                                                                             _________    _________    _________
    Net cash provided by (used in) operating activities ...................................    (67,399)      31,007        9,987
                                                                                             _________    _________    _________
CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of property and equipment ....................................................     (9,308)      (2,415)      (1,842)
    Long-term loan granted ................................................................    (20,000)
    Collection of long-term loan granted ..................................................                               13,000
    Purchase of marketable securities held to maturity ....................................                              (35,596)
    Acquisition of subsidiaries (a) .......................................................      5,562
                                                                                             _________    _________    _________
    Net cash used in investing activities .................................................    (23,746)      (2,415)     (24,438)
                                                                                             _________    _________    _________
CASH FLOWS FROM FINANCING ACTIVITIES:
    Exercise of options granted to employees ..............................................      4,301          767           13
    Issuance of convertible subordinated notes, net of issuance
        costs of $ 4,531 ..................................................................    120,469
    Spin-off of semiconductor business (b) ................................................     (3,367)
    Early extinguishment of convertible subordinated notes ................................     (1,242)     (17,825)     (14,488)
    Net decrease in short-term bank credit ................................................     (3,061)
                                                                                             _________    _________    _________
    Net cash provided by (used in) financing activities ...................................    117,100      (17,058)     (14,475)
                                                                                             _________    _________    _________
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS ......................................     25,955       11,534      (28,926)
BALANCE OF CASH AND CASH EQUIVALENTS AT
    BEGINNING OF YEAR .....................................................................      1,602       27,557       39,091
                                                                                             _________    _________    _________
BALANCE OF CASH AND CASH EQUIVALENTS AT
    END OF YEAR ...........................................................................  $  27,557    $  39,091    $  10,165
                                                                                             =========    =========    =========
SUPPLEMENTARY DISCLOSURE OF CASH FLOW
    INFORMATION - CASH PAID DURING THE YEAR FOR:
    Interest ..............................................................................  $   4,074    $   6,527    $   3,152
                                                                                             =========    =========    =========
    Advances to income tax authorities ....................................................  $     290    $      40    $      96
                                                                                             =========    =========    =========

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
              CONSOLIDATED STATEMENTS OF CASH FLOWS-(Concluded) - 2
                           (U.S. dollars in thousands)

                                                                                                  Year ended December 31, 2000
                                                                                                  ----------------------------
                                                                                               Silicon      E.D.S.L.
                                                                                                Value       Networks
                                                                                             (S.V.) Ltd.      Ltd.
                                                                                            (see note 3a) (see note 3b)   Total
                                                                                              ---------    ---------    ---------
(a) Acquisition of subsidiaries consolidated for the first time:
          Assets and liabilities of the subsidiary at date of acquisition:
             Working capital (excluding cash and cash equivalents) .........................  $   5,842    $     601    $   6,443
             Property and equipment ........................................................     (3,399)        (528)      (3,927)
             Long-term liability ...........................................................        311          142          453
          Goodwill and identifiable intangible assets arising on
             Acquisition ...................................................................   (105,774)     (32,971)    (138,745)
          Acquired research and development in process .....................................    (24,695)      (4,281)     (28,976)
          Issuance of share capital as consideration for the acquisition ...................    132,751       37,563      170,314
                                                                                              _________    _________    _________
                                                                                              $   5,036    $     526    $   5,562
                                                                                              =========    =========    =========




(b) Spin-off of semiconductor business (see note 2):
          Assets and liabilities of the business at date of disposal:
             Working capital (excluding cash and cash equivalents) .........................                           $ (16,273)
             Property and equipment ........................................................                               6,265
             Long-term liability ...........................................................                                (719)
             Goodwill ......................................................................                              96,952
          Stock dividend ...................................................................                             (89,592)
                                                                                                                        _________
                                                                                                                        $  (3,367)
                                                                                                                        =========





   The accompanying notes are an integral part of the consolidated financial statements.

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

     a. General:

          1) Nature of operations

          Orckit Communications Ltd. (the "Company" or "Orckit") is an Israeli corporation that is engaged in one business segment - the design, development, manufacture and marketing of advanced telecom equipment, targeting high capacity broadband services. Substantially all of the Company's revenues were derived from the sale of DSLAM (Digital Subscriber Line Multiplexer) systems based on Asymmetric DSL ("ADSL") technology. The Company does not expect to derive significant revenues from this product line in 2003.

          The Company has initiated a number of technology projects, including a project being developed by Corrigent Systems, a subsidiary of the Company, that is focused on the development, manufacturing and marketing of metro telecom equipment (see note 3c), and a project developed by Spediant Systems, a subsidiary of the Company, that is focused on the development, manufacturing and marketing of telecom equipment which enhances speed over copper wires (see note 3d).

          The markets for the telecom products being developed by the Company are characterized by declining demand. In 2002, substantially all of the Company's sales were to two major customers. As to the principal markets and customers - see note 12f.


          2) Functional currency

          The currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the U.S. dollar ("dollar" or "$"), since most of their revenues are earned in dollars, most purchases of materials and components are made in dollars, most of the financing activities of the Company and its subsidiaries are in dollars and most of its assets are denominated in dollars.

          Transactions and balances originally denominated in dollars are presented in their original amounts. Balances in non-dollar currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions reflected in the statements of operations, the exchange rates at transaction dates are used. Depreciation and amortization and changes in inventories derived from non-monetary items are based on historical exchange rates. The resulting currency transaction gains or losses are carried to financial income or expenses, as appropriate.

          3) Accounting principles

          The consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in the United States.

          4) Use of estimates in the preparation of financial statements

          The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported years. Actual results could differ from those estimates.

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

          b. Principles of consolidation

          The consolidated financial statements include the financial statements of the Company and its subsidiaries.

          Intercompany balances and transactions have been eliminated.

          c. Marketable securities

          Marketable securities classified as trading securities are recorded at fair market value, with unrealized gains and losses included in financial income or expenses.

          Debt securities that the Company plans and, to its assessment, has the ability to hold them to maturity are classified as "held to maturity" and are recorded at cost. The premium or discount is amortized over the period to maturity.

          Trading securities that are transferred to held to maturity portfolio, are recorded at market value on the transfer date, and the difference between the redemption value and the book value is amortized over the period to maturity.

          d. Inventories

          Inventories are valued at the lower of cost or market. Cost is determined as follows:

               Raw materials and supplies - on moving average basis - the average cost of the units on hand is recomputed immediately after each purchase of additional units.

               Products in process and finished products - on basis of production costs:

                    Raw materials and supplies - on moving average basis.

                    Labor and overhead component - on average basis.

          e. Property and equipment:

          1) These assets are stated at cost.

          2) The assets are depreciated by the straight-line method on the basis of their estimated useful life, as follows:

                                                                    Years
                                                                    -----
                Computers, software and equipment ................    3-5
                Office furniture and equipment ...................   6-16

          Leasehold improvements are amortized by the straight-line method, over the term of the lease, or over the estimated useful life of the improvements - whichever is shorter.

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

     f. Impairment in value of property and equipment

     The company adopted in 2002 FAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144"). FAS 144 requires that long-lived assets, held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets would be written down to their estimated fair values. The adoption of FAS 144 did not have any material impact on the financial position and results of operations of the Company.

     g. Goodwill and other identifiable intangible assets

     Prior to January 1, 2002, the Company amortized goodwill and other identifiable intangible assets in equal annual installments, over a period of 3 years. In addition, the Company accounted for the impairment of goodwill and other identifiable intangible assets in accordance with FAS 121 "Accounting for the Impairment of Long-Lived Assets and for the Long-Lived Assets to be Disposed of". As a result, in 2001 the Company wrote off its remaining goodwill and other identifiable intangible assets.

     Effective January 1, 2002, the Company adopted FAS 142 "Goodwill and Other Intangibles Assets". However, the Company had no goodwill nor other identifiable intangible assets in 2002, hence this adoption has no effect on the results for the year ended December 31, 2002.

     The following table illustrates the Company's results adjusted to eliminate the effect of goodwill amortization expense for the following years:

                                                                         Year ended December 31
                                                                         ----------------------
                                                                   2000           2001 *          2002
                                                                   ----           ------          ----
                                                                In thousands, except for per share data
                                                                ---------------------------------------
Net income (loss), as reported ..........................     $  (106,654)     $       856   $     4,083
Add back - goodwill amortization ........................          15,690            2,701            --
                                                              ___________      ___________   ___________
Adjusted net income (loss) ..............................     $   (90,964)     $     3,557   $     4,083
                                                              ===========      ===========   ===========
Net income (loss) per share:
    Basic - as reported .................................     $    (24.60)     $      0.18   $      0.83
    Basic - adjusted ....................................     $    (21.00)     $      0.77   $      0.83
    Diluted - as reported ...............................     $    (24.60)     $      0.18   $      0.79
    Diluted - adjusted ..................................     $    (21.00)     $      0.73   $      0.79

     * The entire unamortized balance of goodwill, in the amount of $23.4 million, was written off in 2001, see also note 3b.

     h. Deferred issuance costs:

     Issuance costs of convertible subordinated notes, in the original amount of $ 4,531,000, are amortized by the straight-line method, in proportion to the balance of notes outstanding, over the period from issuance date to the maturity date. Upon notes retirement, the unamortized balance is adjusted respectively. As of December 31, 2002, the balance was $623,000.

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

     i. Revenue recognition

     Revenues from sales of products are recognized when title passes to the customer (usually title passes upon shipment, but in certain cases title passes to the customer upon delivery), provided that appropriate signed documentation of the arrangement, such as a contract, purchase order or letter of agreement, has been received, the fee is fixed or determinable and collectibility is reasonably assured.

     j. Provision for servicing products under warranty

     The Company grants warranty servicing after installation of products sold. The Company provides for such warranty at the time revenues from the related sales are recognized. The annual provision is calculated as a percentage of the sales, based on historical experience.

     k. Research and development expenses

     Research and development expenses are charged to income as incurred. Grants received for development of projects are recognized as a reduction of expenses.

     l. Allowance for doubtful accounts

     The allowance in respect of trade receivables has been determined for specific debts doubtful of collection, see note 12b(1).

     m. Cash equivalents

     The Company considers all highly liquid investments, which include short-term bank deposits (up to 3 months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

     n. Income (loss) per share

     Basic income (loss) per share is computed by dividing the net income (loss) by the weighted average number of shares outstanding during each year.

     In computing diluted income per share, the potential dilutive effect of outstanding stock options was taken into account using the treasury stock method. See also note 12j.

     Weighted average number of common shares outstanding used in the computation of the basic and diluted net income (loss) per share has been calculated after giving retroactive effect in all the reported periods to a one-for-five reverse share split effective as of November 27, 2002 (see note 9a(2)).

     o. Comprehensive income

     The Company has no comprehensive income components other than net income
     (loss).

     p. Stock based compensation

     The Company accounts for employee stock based compensation in accordance with Accounting Principles Board Opinion ("APB") No. 25 "Accounting for Stock Issued to Employees ("APB 25") and related interpretations. In accordance with Statement of Financial Accounting Standards ("FAS") No. 123 of the Financial Accounting Standards Board of the United States ("FASB") - Accounting for Stock-Based Compensation" the Company discloses pro forma data assuming the Company had accounted for employee stock option grants using the fair value-based method defined in FAS 123.

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

     The following table illustrates the effect on net income (loss) and income
     (loss) per share assuming the Company had applied the fair value recognition provisions of FAS 123 to its stock-based employee compensation:

                                                                          Year ended December 31
                                                                          ----------------------
                                                                       2000          2001         2002
                                                                       ----          ----         ----
                                                                 In thousands, except for per share data
                                                                 ---------------------------------------
Net income (loss), as reported ................................   $  (106,654)   $      856    $   4,083
Add: stock based employee compensation expense, included in
  reported net income (loss) ..................................         1,346         3,651        1,540
Deduct: stock based employee compensation expense determined
  under fair value method for all awards ......................       (11,712)      (10,824)      (2,916)
                                                                  ___________    __________    _________
Pro forma net income (loss) ...................................   $  (117,020)   $   (6,317)   $   2,707
                                                                  ===========    ==========    =========
Income (loss) per share:
    Basic - as reported .......................................   $    (24.60)   $     0.18    $    0.83
    Basic - pro forma .........................................   $    (27.00)   $    (1.15)   $    0.55
    Diluted - as reported .....................................   $    (24.60)   $     0.18    $    0.79
    Diluted - pro forma .......................................   $    (27.00)   $    (1.15)   $    0.52

     q. Deferred income taxes

     Deferred taxes are determined utilizing the asset and liability method, based on the estimated future tax effects differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Valuation allowances are included in respect of deferred tax assets when it is more likely than not that no such assets will be realized (see also note 10).

     r. Shipping and handling fees and costs

     Shipping and handling costs are classified as component of cost of revenues.

     s. Recently issued accounting pronouncements

          1) FAS 145

          In April 2002, the FASB issued FAS No. 145, "Revision of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Connections" ("FAS 145"). Among other amendments and rescissions, FAS 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless such gains and losses meet the criteria in paragraph 20 of APB No. 30, "Reporting the Results of Operation - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". FAS 145 is partially effective for transactions occurring after May 15, 2002 and partially effective for fiscal years beginning after May 15, 2002.

          The Company early adopted FAS 145, effective January 1, 2002, and as such now reports gain associated with debt extinguishments as financial income rather than as an extraordinary item as in prior reports. Accordingly, such gains in 2000 and 2001 have been reclassified (see also note 7b).

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

          2) FAS 146

          In June 2002, the FASB issued FAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS 146"). FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3. "Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". FAS-146 required that a liability for a cost associated with an exit or disposal activity to be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as generally defined in EITF 94-3 was to be recognized at the date of the commitment to an exit plan. FAS 146 states that a commitment to a plan, by itself, does not create an obligation that meets the definition of a liability. Therefore, FAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3. It also establishes that fair value is the objective for initial measurement of the liability. FAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company does not expect the adoption of the abovementioned standard to have a material effect on its consolidated financial statements.

          3) FIN 45

          In November 2002, the FASB issued FASB Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires the guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued and to be made in regard of product warranties.

          Disclosures required under FIN 45 are already included in these financial statements, however, the initial recognition and initial measurement provisions of this FIN are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

          The Company does not expect the adoption of FIN 45 to have a material effect on its consolidated financial statements.

          5) FIN 46

          In January 2003, the FASB issued FASB Interpretation No. 46 "Consolidation of Variable Interest Entities" (FIN 46). Under FIN 46 entities are separated into two categories: (1) those for which voting interests are used to determine consolidation (this is the most common situation) and (2) those for which variable interests are used to determine consolidation. FIN 46 explains how to identify Variable Interest Entities (VIE) and how to determine when a business enterprise should include the assets, liabilities, non-controlling interests, and results of activities of a VIE in its consolidated financial statements.

          FIN 46 is effective as follows: for variable interests in variable interest entities created after January 31, 2003 it applies immediately, and for variable interests in variable interest entities created before that date, it applies as of the beginning of the first interim or annual reporting period beginning after June 15, 2003.

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

          The Company does not expect the adoption of FIN 46 to have a material effect on its consolidated financial statements.

          6) FAS 148

          In December 2002, the FASB issued FAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123." FAS No. 148 amends FAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, FAS No. 148 amends the disclosure requirements of FAS No. 123 to require prominent disclosures in the financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of FAS No. 148 are effective for financial statements issued for fiscal years ending after December 15, 2002. The Company has applied the disclosure provisions in FAS No. 148 in these consolidated financial statements and the accompanying notes. The Company's adoption of FAS No. 148 in fiscal 2003 is not expected to have a material impact on its financial position or results of operations.

     t. Reclassifications

     Certain comparative figures have been reclassified to conform to the current year presentation.

NOTE 2 - SPIN-OFF OF SEMICONDUCTOR BUSINESS:

          On April 30, 2000, the shareholders of the Company approved a Plan of Separation (the "Plan"). According to the Plan, the Company's business was formally divided into two separate companies: (i) Tioga Technologies Ltd. ("Tioga"), an Israeli corporation, which owns substantially all of Orckit's former semiconductor business, including the business of Silicon Value (S.V.) Ltd. (see note 3a) and (ii) Orckit, which continued to own and operate the Company's telecom equipment and other business.

          The spin-off became effective on June 30, 2000, as the Company transferred to Tioga substantially all the assets and liabilities constituting the Company's semiconductor business in exchange for Tioga ordinary shares, and distributed all of those Tioga shares as a stock dividend to the Company's shareholders on a share-for-share basis. Pursuant to the Plan, the shareholders of the Company received one ordinary share of Tioga for each ordinary share of Orckit held by them on the record date for the distribution.

          In 2000, in connection with the spin-off, the Company and Tioga entered into various agreements including (1) a separation agreement pursuant to which the business of Orckit and Tioga were separated; (2) an intellectual property agreement regarding the assignment by Orckit to Tioga of DSL semiconductor intellectual property; (3) a 3 year supply agreement pursuant to which Tioga will sell certain semiconductor products to the Company; (4) a 2 year support and design agreement, pursuant to which Tioga will complete the design of certain chips; (5) a loan agreement (see also note 4) and (6) a one year administrative service agreement, pursuant to which Orckit provides certain services to Tioga.

          Two out of seven directors of Orckit (the Chairman of the Board of Directors of Orckit and its President) also serve as directors of Tioga.

          Following consummation of the Plan, holders of Orckit's convertible subordinated notes (see note 7) are entitled to convert each $ 1,000 principal amount of these notes into 2.34962 ordinary shares of Orckit plus 11.7481 ordinary shares of Tioga.

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)

NOTE 3 - CERTAIN TRANSACTIONS:

     a. Acquisition of Silicon Value (S.V.) Ltd.

     On April 24, 2000, the Company acquired 100% of the share capital of Silicon Value (S.V.) Ltd. ("Silicon Value"), an Israeli corporation engaged in the design, development, production and sale of application specific integrated circuits (ASICs). The customers of Silicon Value included telecom, datacom and consumer electronic products companies.

     In consideration, the Company issued 314,202 of its ordinary shares, to the shareholders of Silicon Value. In addition, the Company exchanged employee stock options to purchase ordinary shares of Silicon Value for options to purchase ordinary shares of the Company.

     The acquisition of Silicon Value was accounted for by the purchase method. The purchase price - $ 135 million - was based on an average market price of the Company's ordinary shares before and after the announcement of the transaction and the fair value of the options was determined using the Black-Scholes option-pricing model.

     An amount equal to $ 24.7 million of the purchase price was attributed to acquisition of in-process research and development, the technological feasibility of which had not yet been established and for which there was no alternative use. Such amount was expensed upon acquisition. The amount attributed to in-process research and development was based on an independent opinion obtained by management of the Company. The excess of cost of acquisition over the fair value of net assets on the acquisition date that was not attributed to in-process research and development - $ 105 million - represented goodwill and other intangible assets. On June 30, 2000, Silicon Value was transferred to Tioga as part of the spin-off of the Company's semiconductor business (see note 2).

     b. Acquisition of E.D.S.L. Networks Ltd.

     On May 17, 2000, the Company acquired 100% of the share capital of E.D.S.L. Networks Ltd. ("E.D.S.L."), an Israeli corporation engaged in the development of the infrastructure for high speed Internet access for commercial multi-tenant units and residential multi-dwelling buildings.

     In consideration, the Company issued 120,713 of its ordinary shares, to the shareholders of E.D.S.L. In addition, the Company exchanged employee stock options to purchase ordinary shares of E.D.S.L. for options to purchase ordinary shares of the Company.

     The acquisition of E.D.S.L. was accounted for by the purchase method. The purchase price - $ 38 million - was based on an average market price of the Company's ordinary shares before and after the announcement of the transaction and the fair value of the options was determined using the Black-Scholes option-pricing model.

     An amount equal to $ 4.3 million of the purchase price was attributed to acquisition of in-process research and development, the technological feasibility of which had not yet been established and for which there was no alternative use. Such amount was expensed upon acquisition. The amount attributed to in-process research and development was based on an independent opinion obtained by management of the Company. The excess of cost of acquisition over the value of net assets on the acquisition date that was not attributed to in-process research and development - $ 33 million - represented goodwill and other intangible assets.

     In 2001, E.D.S.L. halted its operations and filed a request in the Israeli district court for liquidation of its assets and debts. As a result, the amount of $ 23.4 million which represented all outstanding unamortized goodwill and other intangible assets was written off by the Company.

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)

NOTE 3 - CERTAIN TRANSACTIONS (continued):

     c. Establishment of technology projects

     The Company has established through subsidiaries a number of technology projects to engage in the development and commercialization of new technologies. The Company ordinarily transfers to the new subsidiary, to the extent applicable, certain assets relating to the new project and, if required, an appropriate team of employees of the Company. It also grants options to purchase up to 25% of the fully diluted share capital of the new subsidiary to employees, officers and directors of the Company. Major subsidiaries of the Company, which were founded as technology projects, include Corrigent Systems, which addresses solutions capable of supporting high bandwidth services in telecommunication networks located in metropolitan areas, commonly referred to as metro networks, and Spediant Systems, which addresses solutions that enable telecom carriers to deploy fiber-speed broadband services over copper wires.

NOTE 4 - LONG-TERM LOAN TO A RELATED PARTY

     A loan agreement was entered into with Tioga as part of the Plan of Separation (see note 2). The agreement provides for maximum borrowings in the amount of $20 million with loans bearing interest at rate of approximately 6% per annum. Tioga borrowed $20 million under this loan agreement. The loan is required to be repaid by March 1, 2005 and is secured by a floating charge, which is second in priority after a pledge in favor of a commercial bank which extended a credit line to Tioga. Tioga's ability to repay the loan depends on its raising additional funds or generating positive cash flows from operations or business combinations in the future. As a result, interest due on the loan for the years 2000 and 2001, in the aggregate amount of $1.9 million, was not accrued by the Company in the applicable years.

     During 2002, Tioga repaid $ 13.0 million on account of the loan. Interest accrued in 2002 includes amounts due since grant of the loan, which were not accrued in previous years.

     In January 2003, Tioga announced that an acquiror elected to acquire all of its assets. Upon closing of this transaction, Tioga will be required to repay the Company the remaining principal amount of the loan and accrued interest due.

NOTE 5 - PROPERTY AND EQUIPMENT

     Composition of assets, grouped by major classification, is as follows:

                                                                             December 31
                                                                             -----------
                                                                           2001      2002
                                                                           ----      ----
                                                                            In thousands
                                                                            ------------
Cost:
    Computers, software and equipment ................................   $14,329   $16,090
    Office furniture and equipment ...................................     1,360     1,375
    Leasehold improvements ...........................................     2,136     2,175
                                                                         _______   _______
                                                                         $17,825   $19,640
                                                                         _______   _______
Less - accumulated depreciation
    and amortization .................................................    10,029    13,570
                                                                         _______   _______
                                                                           7,796     6,070
                                                                         =======   =======


     Depreciation expenses totaled $ 3,931,000, $ 4,074,000 and $ 3,568,000 in the years ended December 31, 2000, 2001 and 2002, respectively.

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)

NOTE 6 - SEVERANCE PAY:

     a. Israeli labor laws and agreements require payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The Company's severance pay liability to its employees, mainly based upon length of service and the latest monthly salary (one month's salary for each year worked) is reflected by the balance sheet accrual under "accrued severance pay". The Company records the liability as if it were payable at each balance sheet date on an undiscounted basis. The liability is partly funded by purchase of insurance policies and the amounts funded are included in the balance sheet under "long term investments - other". The policies are the Company's assets and under labor agreements, subject to certain limitations, they may be transferred to the ownership of the beneficiary employees.

     b. The amounts of pension and severance pay expense were $ 1,592,000, $ 1,001,000 and $ 844,000 for the years ended December 31, 2000, 2001 and 2002, respectively.

NOTE 7 - CONVERTIBLE SUBORDINATED NOTES:

     a. Under an Offering Memorandum dated March 7, 2000, the Company issued $ 125,000,000 principal amount of convertible subordinated notes (the "Notes") that are due on April 1, 2005. The Notes bear interest at an annual rate of 5.75% payable April 1 and October 1 of each year, commencing October 1, 2000. Unless previously redeemed, the Notes are convertible by the holder at any time through maturity into ordinary shares of the Company and Tioga. The conversion rate is equal to 2.34962 ordinary shares of Orckit plus 11.7481 ordinary shares of Tioga for each $ 1,000 principal amount of Notes. The Notes are redeemable at the option of the Company, in whole or in part, at any time on or after April 1, 2003 at the redemption price, plus interest accrued to the redemption date. Each holder of Notes will have the right to cause the Company to purchase all of such holder's Notes in the event of a change of control in the Company, for cash or shares at the election of the Company.

     b. Early extinguishment of the Notes

     During 2000, 2001 and 2002, the Company retired $ 5 million, $ 53.6 million and $ 28.2 million principal amount of the Notes. As of December 31, 2002, the total principal amount of Notes outstanding was $ 38.2 million.

     As mentioned in note 1s(1), the Company adopted FAS 145 effective January 1, 2002, and recorded in financial income a gain of $ 13.2 million from the early extinguishment in the year ended December 31, 2002. The Company also reclassified to financial income gains of $ 1.8 million and $ 34.1 million from the early extinguishments of debt that were previously recorded as an extraordinary gain in 2000 and 2001, respectively.

     c. In December 2002, the Company announced a tender offer for the Notes, offering to purchase up to $ 5 million principal amount of the Notes at a price not greater than $ 650, nor less than $ 500, for every $ 1,000 principal amount of Notes. Notes in the principal amount of $95,000 were retired.

     d. In January 2003, The Board of Directors authorized the repurchase from Clal Electronic Industries Ltd. ("Clal"), a related party, of 616,590 of Orckit's ordinary shares and $12.5 million principal amount of Orckit's Subordinated Convertible Notes for a total consideration of approximately $14.7 million in cash. Clal will be entitled to receive any cash dividend paid by the Company on or prior to March 31, 2003. The Board of Directors of Orckit announced that it does not currently intend to pay a cash dividend on or prior to March 31, 2003.

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)

NOTE 8 - COMMITMENTS:


     a. Royalty commitment

     The Company is committed to pay royalties to the Government of Israel on proceeds from sales of products funded, in part, by Government grants. At the time the grants were received, successful development of the related projects was not assured.

     In the case of failure of a project that was partly financed by royalty-bearing Government participations, the Company is not obligated to pay any royalties to the Government.

     The royalty rate, based on the sales of products or development resulting from funded research and development project, was fixed at 3% during the first three years and 3.5% thereafter. Royalties are payable up to 100% of the amount of such grants, with the addition of annual interest based on LIBOR. The contingent liability of the Company and its subsidiaries in respect of royalties to the Government of Israel at December 31, 2002 was approximately $7.0 million.

     In the event that any of the manufacturing rights or technology are transferred out of Israel, subject to the approval of the Government of Israel, the Company would be required to pay royalties at a higher rate and an increased aggregate pay back amount in the range of 120% to 300% of the grants received, per the applicable project.

b.      Lease commitments

     The Company has entered into several operating lease agreements for the premises it uses. The Company has an option to terminate a majority of these agreements by giving a six month notice in advance.

     Under the agreements, the rent is linked to the dollar or to the Israeli consumer price index (the "Israeli CPI").

     The projected annual rental payments for 2003, at rates in effect at December 31, 2002, are approximately $ 300,000.

NOTE 9 - SHAREHOLDERS' EQUITY:

     a. Share capital:

     1) The Company's ordinary shares are traded in the United States on the Nasdaq National Market, under the symbol "ORCT". As of April 2002, the Company's ordinary shares also began to trade on the Tel-Aviv Stock Exchange.

     2) Reverse share split

     On November 12, 2002, the Company's shareholders approved a one-for-five reverse share split, pursuant to which every five ordinary shares were combined into one ordinary share. Prior to the reverse share split, the shareholders of the Company approved an amendment to the Article of Association of the Company, changing the Ordinary Shares of NIS 0.10 par value into Ordinary Shares with no par value. All share and per share data included in these financial statements have been retroactively adjusted to reflect the one-for-five reverse share split which was effective as of November 27, 2002. The conversion ratio of the Notes and the number of options and their exercise price were adjusted as a result of the reverse share split.

     3) As to shares issued in consideration for acquisitions, see note 3.

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)

NOTE 9 - SHAREHOLDERS' EQUITY - (continued)

     4) Under the Employee Share Option Plan (see b. below), options to purchase 93,518, 349,907 and 105,466 ordinary shares were exercised in the years ended December 31, 2000, 2001 and 2002, respectively.


     b. Employee Share Option Plan:

     1) On February 18, 1994, the Company's Board of Directors approved an Employee Share Option Plan (the "Plan"). The total aggregate number of shares authorized for which options could be granted under the Plan since 1994 was 1,798,047 at December 31, 2002, of which options to purchase 245,767 and 132,007 shares, at December 31, 2001 and 2002, respectively, were available for future grant (see note 9f. below). As for options outstanding at December 31, 2002, see
(2) below. Each option can be exercised to purchase one ordinary share having the same rights as the other ordinary shares. The shares underlying these options were registered with the United States Securities and Exchange Commission.

     The options usually vest linearly over a period of up to 5 years as determined on the date of grant.

     2) A summary of the status of the Plan as of December 31, 2000, 2001 and 2002, and changes during the years ended on those dates, after giving retroactive effect to the allocation of exercise price due to the spin-off (see note 2), is presented below.

                                                                           Year ended December 31
                                                                           ----------------------
                                                       2000                       2001(1)                 2002
                                                       ----                       -------                 ----
                                                            Weighted                     Weighted                     Weighted
                                                             average                      average                      average
                                                            exercise                     exercise                     exercise
                                                 Number       price        Number          price          Number        price
                                                 ------       -----        ------          -----          ------        -----
Options outstanding at beginning
    of year ................................    702,444     $ 27.70       1,257,537      $ 10.25         829,429       $ 6.70
Changes in options during the year:
    Granted ................................    770,637     $ 33.00         255,420       $ 5.00         190,000       $ 3.58
    Exercised ..............................    (93,518)    $ 21.30        (349,907)      $ 2.30        (105,466)      $ 0.13
    Forfeited ..............................   (122,026)    $ 31.45        (333,621)     $ 23.15         (76,240)      $ 1.70
                                              _________                    ________                     ________
Options outstanding at year-end ............  1,257,537     $ 31.10         829,429       $ 6.70         837,723       $ 7.26
                                              =========                    ========                     ========
Options exercisable at year-end ............    164,627     $ 21.55         327,355      $ 12.30         431,903      $ 10.82
                                              =========                    ========                     ========
Weighted average fair value of
    options granted during the year (2) ....                $ 46.45                       $ 7.55                       $ 3.79
                                                            =======                      =======                      =======


     (1) In 2001, options to purchase 720,000 shares granted during 2001 and earlier years, with a weighted average exercise price of $30.50 per share, were re-priced to the par value of the ordinary shares.


     (2) The fair value of each option grant is estimated on the date of grant, inter alia, using the Black-Scholes option-pricing model with the following weighted average assumptions: Dividend yield is 0% for all years, expected volatility: 2000 - 125%; 2001 - 115%; 2002 - 81%. Risk-free interest rate: 2000
- 5.00%; 2001 - 4.00%; 2002 - 4.00% and average expected life of 3 years.

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)

NOTE 9 - SHAREHOLDERS' EQUITY (continued):

     3) The following table summarizes information about options outstanding at December 31, 2002:

                                      Options outstanding                              Options exercisable
                                      -------------------                              -------------------
                          Number                                                     Number
                       outstanding at       Weighted          Weighted           exercisable at       Weighted
   Range of            December 31,    average remaining      average             December 31,        average
exercise price            2002 (1)     contractual life    exercise price             2002         exercise price
--------------            --------     ----------------    --------------             ----         --------------
       $                                     Years                  $                                      $
       -                                     -----                  -                                      -
       0                  430,570            6.89                   0                253,333               0
      3-7                 195,114            9.79                3.62                  4,364            5.00
     8-15                  36,000            8.71                8.29                 10,375            8.28
     20-30                 84,189            5.44               21.64                 82,352           21.67
     30-60                 91,850            6.65               34.90                 81,479           33.75
                         ________                                                   ________
                          837,723                                                    431,903
                         ========                                                    =======

(1) Including options to purchase 235,500 ordinary shares at a weighted average exercise price of $3.00 that were granted to directors of the Company.

     4) The Company's subsidiaries engaged in technology projects have established their own employee stock option plans with respect to granting options. Subject to certain conditions and based on fair market value, options granted by the Company's subsidiaries may be exercised to purchase shares of the Company.


     c. Dividends

     In the event cash dividends are declared by the Company, such dividends will be declared and paid in Israeli currency.

     d. Shareholder Bonus Rights Plan

     On November 21, 2001, the Company's Board of Directors adopted a Shareholder Bonus Rights Plan (the "Rights Plan") pursuant to which share purchase bonus rights (the "Rights") were distributed on December 6, 2001 at the rate of one Right for each of the Company's ordinary shares held by shareholders of record as of the close of business on that date.

     The Rights Plan is intended to help ensure that all of the Company's shareholders are able to realize the long-term value of their investment in the Company in the event of a potential takeover which does not reflect the full value of the Company and is otherwise not in the best interests of the Company and its shareholders. The Rights Plan is also intended to deter unfair or coercive takeover tactics.

     The Rights generally will be exercisable and transferable apart from the Company's ordinary shares only if a person or group becomes an "Acquiring Person" by acquiring beneficial ownership of 15% or more of the Company's ordinary shares, subject to certain exceptions set forth in the Rights Plan, or commences a tender or exchange offer upon consummation of which such person or group would become an Acquiring Person. Subject to certain conditions described in the Rights Plan, once the Rights become exercisable, the holders of Rights, other than the Acquiring Person, will be entitled to purchase ordinary shares at a discount from the market price.

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)

NOTE 9 - SHAREHOLDERS' EQUITY (continued):

     e. In January 2003, the Board of Directors authorized the adoption of the "Orckit Communications Ltd. 2003 Subsidiary Employee Share Incentive Plan" (the "2003 Plan"). Pursuant to the 2003 Plan and subject to applicable laws and regulations, the Company will be authorized to issue, for no consideration, up to 600,000 of its ordinary shares to employees of its subsidiaries. Directors of the Company will not be entitled to receive shares pursuant to this plan. The shares will be duly authorized and, upon issuance, will be validly issued, fully paid and nonassessable. Shares issued pursuant to the 2003 Plan may be exchanged for shares of the applicable subsidiary under certain circumstances at the election of Orckit or the employees.

     f. In January 2003, the Board of Directors approved an increase of the total number of options authorized under the Company's plan of 400,000 options. As a result, the total aggregate amount of options authorized under the Company's plan since 1994 is 2,198,047.

     g. As for transaction with a related party, see note 7d.

NOTE 10 - TAXES ON INCOME:

     a. Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the "law")
     Under the law, by virtue of the "approved enterprise" status granted to its enterprise, the Company is entitled to various tax benefits, including the following:

     1) Reduced tax rates

     The period of tax benefits is 7 years, commencing in the first year which the Company earns taxable income from the approved enterprise, subject to certain limitations. Income derived from the approved enterprise is tax exempt for a period of 2-4 years, after which the income from these enterprises is taxable at the rate of 25% for the remainder of the period of tax benefits (3-5 years).

     2) Conditions for entitlement to the benefits

     The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the law, regulations published there under and the instruments of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be cancelled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the Israeli CPI and interest.

     In the event of distribution of cash dividends out of income which was tax exempt as above, the Company would have to pay 25% tax in respect of the amount distributed.

     b. Measurement of the results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985

     Results for tax purposes are measured on a real basis - adjusted for the increase in the Israeli CPI. As explained in note 1a(3), the financial statements are presented in dollars. The difference between the change in the Israeli CPI and the NIS-dollar exchange rate - both on annual and cumulative bases - causes a difference between taxable income and income reflected in these financial statements.

     Paragraph 9 (f) of FAS 109, "Accounting for Income Taxes", prohibits the recognition of deferred tax liabilities or assets that arise from differences between the financial reporting and tax bases of assets and liabilities that are measured from the local currency into dollars using historical exchange rates, and that result from changes in exchange rates or indexing for tax purposes. Consequently, the abovementioned differences were not reflected in the computation of deferred tax assets and liabilities.

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)

NOTE 10 - TAXES ON INCOME (continued):

     c. Tax rates applicable to income from other sources

     Income not eligible for approved enterprise benefits mentioned in a. above is taxed at the regular corporate rate of 36%.

     d. Deferred income taxes

     At December 31, 2002, the Company and it subsidiaries had accumulated tax losses amounting to approximately $ 88 million (December 31, 2001 - approximately $96 million) and carryforward capital losses for tax purposes of approximately $ 35 million (December 31, 2001 - $ 35 million). These losses are mainly denominated in NIS, linked to the Israeli CPI and are available indefinitely to offset future taxable business income. The Company and each of its subsidiaries are assessed on a stand-alone basis, hence accumulated tax losses in each of the entities can offset future taxable business income in the entity they were generated.

     At December 31, 2002, the Company and its subsidiaries had net deferred tax asset (mostly in respect of carryforward losses and capital losses), in the amount of approximately $ 40 million (December 31, 2001 - approximately $27 million; December 31, 2000 - approximately $19 million). A valuation allowance for the entire amount of such asset was set up, and consequently no deferred tax asset is recorded in the balance sheet, since it is more likely than not that the deferred tax assets will not be realized in the foreseeable future.

     e. Tax assessments

     The Company is in the process of final assessments through the year ended December 31, 2000.

NOTE 11 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

     a. Balances in non-dollar currencies:

     1) As follows:

                                                       December 31, 2002
                                                       -----------------
                                                         In thousands
                                                         ------------
Assets .............................................          813
                                                            =====
Liabilities ........................................        9,079
                                                            =====


            The above mainly represents balances in Israeli currency.

     2) Data regarding the rate of exchange and the Israeli CPI:

                                                        Year ended December 31
                                                        ----------------------
                                                 2000            2001            2002
                                                 ----            ----            ----
Rate of devaluation of the Israeli
    currency against the dollar ...........     (2.7)%           9.3%            7.3%
Rate of increase in the Israeli CPI .......      0.0%            1.4%            6.5%
Exchange rate at end of year - $ 1= .......   NIS 4.041       NIS 4.416       NIS 4.737


     b. Fair value of financial instruments

     The fair value of financial instruments included in working capital of the Company is usually identical or close to their carrying value.

     As to the fair value of the Company's securities which are held to maturity, see note 12a(2). The Company does not disclose the fair value of the outstanding convertible subordinated notes since it is not practicable to determine their fair value with sufficient reliability.

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)

NOTE 11 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT - (Continued)

     c. Concentrations of credit risks

     At December 31, 2001 and 2002, primarily all of the Company's and its subsidiaries' cash and cash equivalents were held by Israeli and International bank institutions. Primarily all of the Company's marketable securities were held by one international bank institution. Such securities represented debentures issued by a number of corporations.

     The Company evaluates on a current basis its financial exposure with any financial institution or commercial issuer.

     The Company's sales are made to a limited number of end customers (mainly telephone companies), see note 12f. The Company is of the opinion that, the exposure to credit risk relating to trade receivables is limited. An appropriate allowance for doubtful accounts is included in the accounts.

NOTE 12 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

Balance sheets:

     a. Marketable securities

          1) Trading securities

          At December 31, 2002, the Company held trading securities in the amount of $ 25.1 million (December 31, 2001 - $ 43.1 million). These securities are classified as short-term investments.

          2) Held-to-maturity tradable securities

          The securities mature over the following years:

                                                       December 31, 2002
                                                       -----------------
                                                          In thousands
                                                          ------------
                                                        Carrying amounts
                                                        ----------------
2003 - classified as short-term investments ........        $ 16,856
Due after 1 year up to 4 years .....................          46,576
                                                            ________
                                                            $ 63,432
                                                            ========


          The fair value of the Company's held-to-maturity tradable securities is $ 64.1 million. The difference between the carrying amounts and the fair value is a result of unrealized gains in the amount of approximately $700,000.

     b. Accounts receivable:

                                                                      December 31
                                                                      -----------
                                                                2001              2002
                                                                ----              ----
                                                                     In thousands
                                                                     ------------
1)  Trade receivable:

        Open accounts ......................................   $ 7,865             $ 869
        Less -  allowance for doubtful accounts ............       549                83
                                                              ________          ________
                                                               $ 7,316             $ 786
                                                              ========          ========

    Allowance for doubtful accounts:
        Balance at end of year .............................     $ 150             $ 549
        Increase (decrease) during the year ................       399              (466)
                                                              ________          ________
        Balance at end of year .............................     $ 549              $ 83
                                                              ========          ========

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)

NOTE 12 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

2)  Other receivables:

         Employees and employee institutions ..............     $ 1,936          $    133
         Government of Israel .............................       1,539               813
         Prepaid expenses .................................         767               778
         Sundry ...........................................         251               719
                                                               ________          ________
                                                                $ 4,493           $ 2,443
                                                               ========          ========

     c. Inventories:

                                                                    December 31
                                                                    -----------
                                                                2001              2002
                                                                ----              ----
                                                                    In thousands
                                                                    ------------

Raw materials and supplies ...............................     $ 6,023             $ 100
Products in process ......................................       2,845                --
Finished products ........................................         429                --
                                                              ________          ________
                                                               $ 9,297             $ 100
                                                              ========          ========



     d. Bank deposits

     At December 31, 2002, the Company had short term bank deposits - denominated in dollars and bearing annual interest at a fixed rate of 1.53%
     - in the amount of $ 5.4 million, and long-term bank deposits - denominated in dollars and bearing annual interest at a fixed rate of 4.55% - in the amount of $ 11.4 million. Of the long-term deposits, $ 5.1 million will mature in 2003 and were accordingly classified as short-term investments.

     e. Accrued expenses and other payables:

                                                                       December 31
                                                                       -----------
                                                                    2001             2002
                                                                    ----             ----
                                                                       In thousands
                                                                       ------------
Employees and employee institutions ......................         $ 2,091         $ 1,375
Provision for vacation pay ...............................           1,680           1,654
Provision for servicing products under warranty * ........           2,330           1,218
Accrued royalties ........................................           1,851             772
Accrued interest .........................................             955             549
Sundry ...................................................           2,229           1,590
                                                                  ________        ________
                                                                  $ 11,136         $ 7,158
                                                                  ========        ========




                                                                        December 31, 2002
                                                                        -----------------
                                                                           In thousands
                                                                           ------------
    * The changes in the balance during the year:
    Balance at beginning of year ..................................           $ 2,330
    Payments made under the warranty ..............................              (122)
    Product warranties issued for new sales .......................               658
    Changes in accrual in respect of pre-existing warranties ......            (1,648)
                                                                             ________
    Balance at end of year ........................................           $ 1,218
                                                                             ========

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)

NOTE 12 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

     Statements of operations:

     f. Segment information and revenues from principal customers

     As described in note 1a(1), the Company operates in one operating segment.

     Disaggregated financial data is provided below as follows: (1) revenues by geographic area; and (2) revenues from principal customers:

     1) Geographic information

     Following is a summary of revenues by geographic area. The Company sells its products mainly to telephone companies. Revenues are attributed to geographic areas based on the location of the end users as follows:

                                               Year ended December 31
                                               ----------------------
                                        2000            2001            2002
                                        ----            ----            ----
                                                   In thousands
                                                   ------------
Israel .........................      $ 10,419         $ 2,268          $  463
United States ..................        89,504         111,336          44,811
Europe .........................         5,949          23,319           7,601
Other countries ................        25,995           4,724             545
                                      ________        ________        ________
                                     $ 131,867       $ 141,647        $ 53,420
                                     =========       =========        ========

       Most of the Company's property and equipment are located in Israel.

     2) Revenues from principal customers - revenues from single customers each of which exceeds 10% of total revenues in the relevant year:

                                                            Year ended December 31
                                                            ----------------------
                                                       2000           2001             2002
                                                       ----           ----             ----
                                                                  In thousands
                                                                  ------------
Customer A ......................................    $ 89,137       $ 111,208       $ 43,912
                                                     ========       =========       ========
Customer B ......................................                    $ 20,973        $ 7,209
                                                                     ========        =======

     g. Cost of revenues:

Materials consumed and other
    production expenses (c) ...............  (a) $ 131,552         $ 75,250         $ 23,488
Subcontracted work ........................          9,246            8,886            4,214
Payroll and related expenses ..............          6,886            3,517            1,207
Depreciation ..............................            720              631              174
Decrease (increase) in inventories of
    products in process and finished
       products ...........................        (14,733)          23,723            3,274
Other .....................................              -                               606
                                                  ________         ________         ________
                                             (b) $ 133,671        $ 112,007         $ 32,963
                                                 =========        =========         ========

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)

NOTE 12 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):


     h. Research and development expenses - net:

Total expenses ...................................       $ 31,970         $ 22,429        $ 22,266
L e s s - grants and participations,
    see note 9 ...................................          1,110            3,344           2,975
                                                         ________         ________        ________
                                                     (d) $ 30,860         $ 19,085        $ 19,291
                                                         ========         ========        ========

     (a) Including an inventory obsolescence charge of $ 12.5 million.

     (b) Including $ 3,692,000 that relates to Tioga for the six month period ended June 30, 2000.

     (c) Including purchases from Tioga, which amount to $ 1,068,000, $ 1,418,000 and $ 200,000 for the years ended December 31, 2000, 2001 and 2002, respectively.

     (d) Including $ 6,951,000 that relates to Tioga for the six month period ended June 30, 2000.

     i. Financial income - net:

                                                                 Year ended December 31
                                                                 ----------------------
                                                          2000             2001              2002
                                                          ----             ----              ----
                                                                      In thousands
                                                                      ------------
Income:
    Interest on bank deposits ...................        $ 6,087          $ 3,184          $ 1,207
    Gain on marketable securities ...............          2,013            2,567            3,819
    Gain from early extinguishment
        of notes ................................          1,767           34,108           13,199
    Interest on long-term loan (see note 4)                                                  2,885
    Other .......................................                             595              198
                                                        ________         ________         ________
                                                           9,867           40,454           21,308
                                                        ========         ========         ========

Expenses:
    Interest in respect of convertible
        subordinated notes .....................           5,811            5,862            3,086
    Amortization of convertible subordinated
        notes issuance costs ...................             681              710              393
    Other (mainly currency transaction
        gains and losses) - net ................           1,400              487              213
                                                        ________         ________         ________
                                                           7,892            7,059            3,692
                                                        ________         ________         ________
                                                       * $ 1,975         $ 33,395         $ 17,616
                                                        ========         ========         ========

* Including $ 577,000 that relates to Tioga for the six month period ended June 30, 2000.

                           ORCKIT COMMUNICATIONS LTD.
                            (An Israeli Corporation)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(continued)

NOTE 12 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

     j. Net income (loss) per share

                                                                         Year ended December 31
                                                                   2000          2001         2002
                                                                              In thousands
Numerator - Basic
    Net income (loss) ..............................             $ (106,654)          $ 856     $ 4,083
                                                                   ========         =======    ========
Denominator - Basic
    Weighted average ordinary shares outstanding ...                  4,332           4,632       4,932
                                                                   ========         =======    ========

Basic net income (loss) per share ..................               $ (24.60)         $ 0.18      $ 0.83
                                                                   ========         =======    ========
Numerator - Diluted ................................             $ (106,654)          $ 856     $ 4,083
                                                                   ========         =======    ========
Denominator - Diluted
    Weighted average ordinary shares outstanding ...                  4,332           4,632       4,932
    Dilutive potential of ordinary shares equivalents -
        options ....................................                      3             243         231
                                                                   ________         _______    ________
                                                                      4,335           4,875       5,163
                                                                   ========         =======    ========
Diluted net income (loss) per share ................               $ (24.60)         $ 0.18      $ 0.79
                                                                   ========         =======    ========


     The potential effect of the convertible subordinated notes was not taken into account, since its effect is anti-dilutive.