Form 20-F
period 2003-12-31
ORCKIT COMMUNICATIONS LTD
filed 2004-04-26
CIK 1021620

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20–F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ___________________

Commission file number 0-28724

ORCKIT COMMUNICATIONS LTD.

(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
As of December 31, 2003, the Registrant had outstanding 4,334,980 Ordinary Shares, no par value.

          Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐
Indicate by check mark which financial statement item the Registrant has elected to follow.	Item 17☐ Item 18☒

PART I

          Unless the context otherwise requires, “Orckit,” “us,” “we” and “our” refer to Orckit Communications Ltd. and its subsidiaries.

ITEM 1.          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

          Not applicable

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

          Not applicable

ITEM 3.          KEY INFORMATION

A.       SELECTED FINANCIAL DATA

          The following selected consolidated financial data as of December 31, 2002 and 2003 and each of the years ended December 31, 2001, 2002 and 2003 are derived from our audited consolidated financial statements set forth elsewhere in this Annual Report, which have been prepared in accordance with generally accepted accounting principles in the United States.  The selected consolidated financial data for the years ended December 31, 1999 and 2000 and as of December 31, 1999, 2000 and 2001 are derived from audited consolidated financial statements not appearing in this Annual Report. The selected consolidated financial data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this Annual Report.

          On June 30, 2000, our business was formally divided into two separate companies: (i) Tikcro Technologies Ltd. (formerly named Tioga Technologies Ltd.), an Israeli company, to which we transferred substantially all of our former semiconductor business, including the business of Silicon Value Ltd., and (ii) Orckit, which continues to own and operate our existing telecom equipment and other businesses. As part of the spin-off, we transferred to Tikcro substantially all the assets and liabilities constituting our semiconductor business in exchange for Tikcro ordinary shares, and distributed all of those Tikcro shares as a stock dividend to our shareholders on a share for share basis. The results of Tikcro are included in our financial statements through June 30, 2000.

          All share and share price information in this Annual Report has been adjusted to give retroactive effect to (i) an adjustment allocating 44% of our share price to each share of Orckit and 56% of our share price to each share of Tikcro for all periods prior to our spin-off of Tikcro on June 30, 2000 and (ii) a one-for-five reverse split of our ordinary shares that became effective as of November 27, 2002.

	1999	2000	2001	2002	2003

	(in thousands, except per share data)
Statement of Operations Data:
Revenues	$88,864	$131,867	$141,647	$53,420	$1,683
Cost of revenues	84,502	133,671	112,007	32,963	748

Gross profit (loss)	4,362	(1,804)	29,640	20,457	935
Research and development expenses	18,195	31,970	22,429	22,266	20,803
Less grants	2,409	1,110	3,344	2,975	5,800
Research and development expenses, net	15,786	30,860	19,085	19,291	15,003
Selling, general and administrative expenses	16,151	33,561	16,993	14,699	12,656

Acquisition of research and development In-process	-	28,976	-	-	-
Amortization and impairment of goodwill	-	14,334	26,101	-	-
Operating loss	(27,575)	(109,535)	(32,539)	(13,533)	(26,724)
Financial income, net	2,653	1,975	33,395	17,616	5,108
Other income	-	906	-	-	-

Net income (loss)	$(24,922)	$(106,654)	$856	$4,083	$(21,616)
Net income (loss) per share – basic	$(6.80)	$(24.6)	$0.18	$0.83	$(4.99)
Net income (loss) per share – diluted	$(6.80)	$(24.6)	$0.18	$0.79	$(4.99)
Weighted average number of ordinary shares outstanding- basic	3,668	4,332	4,632	4,932	4,332
Weighted average number of ordinary shares outstanding- diluted	3,668	4,332	4,875	5,163	4,332

	Year Ended December 31,

	1999	2000	2001	2002	2003

	(in thousands)
Balance Sheet Data:
Cash, cash equivalents , bank deposits, marketable securities and long-term investments	$51,049	$101,191	$112,924	$116,677	$79,041
Working capital (1)	85,399	133,086	103,895	55,193	34,480
Total assets	127,169	243,823	166,300	135,850	86,331
Convertible Subordinated Notes	-	120,000	66,416	38,179	16,238
Share capital and additional paid -in capital	138,023	313,984	318,651	320,204	317,071
Shareholders’ equity	$91,547	$71,262	$76,785	$82,421	$57,672

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

          Through December 31, 2003, we had incurred aggregate net losses of approximately $259 million. Losses included a charge of approximately $90 million in 2000 as a result of the spin-off of Tikcro and aggregate charges of $69 million in 2000 and 2001 for the amortization and impairment of goodwill and in process research and development with respect to companies we acquired. Our operating losses were offset by an aggregate of approximately $56 million of financial income we recognized during the past three years, primarily from the early retirement of our convertible subordinated notes. We incurred a significant portion of our operating losses during the period through 2002 when our primary business was the sale of asymmetric digital subscriber line, or ADSL, products.  We no longer sell these products. Since 2001 we have invested significant funds in technology projects, mainly for new telecom equipment products addressing high transmission of data for the metropolitan and access areas, through our majority-owned Corrigent and Spediant subsidiaries. As of December 31, 2003, we have not generated any revenues from the sale of products being developed by these subsidiaries. We may not be able to achieve profitability. Even if we achieve profitability, we may not be able to sustain it.

We may not be able to generate revenues from new products.

          Our revenues have declined significantly from $141.6 million in 2001 to $53.4 million in 2002 and $1.7 million in 2003 due to the winding down of our legacy ADSL business. We do not expect to generate additional revenues from our legacy ADSL products. In addition, our new Corrigent and Spediant products are not expected to generate significant revenues in 2004. Unless we are able to develop and sell new and innovative products that are accepted in the marketplace, it will be difficult for us to generate significant revenues. We cannot be sure that we will be able to do this.

The slow down in capital expenditures by telecommunications service providers has had and could continue to have a material adverse effect on our results of operations.

          The global deterioration of the economy and economic uncertainty in the telecommunications market resulted in a curtailment of capital investment by telecommunications carriers and service providers beginning late in 2000 and continuing throughout 2002 and into 2003. There is still uncertainty with respect to the direction of the economy and the telecommunications market. Many service providers have failed and existing service providers have been reducing or delaying expenditures on new equipment and applications. It is expected that capital investment by wireline telecom carriers in 2004 will be similar to the levels in 2003. A flat capital investment environment is likely to have negative effect on the demand for new technologies and new types of equipment. This could have an adverse affect on us as we attempt to sell the products being developed by Corrigent and Spediant and, as a result, negatively affect our operating results.

We plan to continue to invest substantial capital and other resources in the development and commercial launch of new telecom equipment.

          We continue to fund Corrigent in the development of solutions capable of supporting high bandwidth services in telecommunications networks located in metropolitan areas, as well as Spediant in the development of solutions addressing the needs of service providers for fiber-speed broadband services over copper wires. Substantially all of our operating expenses in 2003 related to these efforts. We expect to have a negative cash flow from operations for at least 2004 and 2005. The curtailment of capital investment by telecommunications carriers and service providers could have a material adverse effect on the commercial deployment of these technology projects. Our financing of these projects is expected to continue to reduce our cash balances.

We may need additional financing to continue our growth.

          To the extent that we cannot fund our activities through our existing resources, we may need to raise funds through public or private financing. We may be unable to obtain additional financing on acceptable terms or at all and we may have to significantly curtail our operations. To obtain funds through arrangements with strategic partners or others, we may need to relinquish rights to certain of our technologies or potential markets.

Our future growth will depend upon the acceptance of the technologies developed by Corrigent and Spediant and the development of markets for their products.

          The markets for products by Corrigent are dependant on resilient packet ring, or RPR, technology. The market for products based on RPR technology may not fully develop, whether as a result of competition, alternative technologies, such as Ethernet over fiber in the metro area, changes in technology, product standards or otherwise. The markets for products by Spediant are dependant on multi-copper wire and inverse multiplexing technology. The market for products based on this technology may not fully develop, whether as a result of competition, alternative technologies, such as long-reach digital subscriber line technology, known as DSL technology, in the access area, changes in technology, product standards or otherwise. Our success depends on the acceptance of the products and technologies of Corrigent and Spediant. We have no control over the development of these target markets. Even if they develop technologies that are accepted, each must develop relationships with providers of telecommunications services in order to be successful. Furthermore, competing technologies in the targeted areas may be utilized in the majority of such target markets. This would leave Corrigent and Spediant with a small market to address.

We may not be able to keep pace with emerging industry standards for products we are developing. This could make these products more costly or unacceptable to potential customers.

          Industry-wide standards for RPR products are expected to be adopted in 2004, but adoption may be delayed and proposed standards may be changed. The adoption of standards different from those currently proposed could result in us having to incur additional time and expense to have our products comply with these standards. Industry standards for the bonding of copper pair technology are in early stage of discussions and have not yet been adopted. The failure to comply with evolving standards could limit acceptance of our products. Since our products will be integrated into networks consisting of elements manufactured by various companies, they must comply with a number of current and future industry standards and practices established by various international bodies and industry forums. Standards may be adopted by various industry groups or may be proprietary and nonetheless accepted broadly in the industry. It may take us a significant amount of time to develop and design products incorporating these new standards. We may also have to pay licensing fees to the developers of the technologies that constitute newly adopted standards.

Because telephone companies must obtain in-house and regulatory approvals before they can order our products, expected sales of new products in development are likely to be subject to delays, which may harm our business.

          Before telephone companies can purchase our products that are being developed, these products must undergo a lengthy approval process. Evaluation can take several years. Accordingly, we are required to submit enhanced versions of products in development for approval.

          The following factors, among others, affect the length of the approval process:

•	the time required for telephone companies to determine and publish specifications;

•	the complexity of the products involved;

•	the technological priorities and budgets of telephone companies; and

•	the regulatory requirements applicable to telephone companies.

          Delays in the product approval process could seriously harm our business and results of operation.

Because of rapid technological and other changes in the market for telecommunications products, we must continually develop and market new products and product enhancements while reducing production costs.

          The market for our products is characterized by:

•	rapid technological change;

•	frequent product introductions and enhancements;

•	evolving industry standards;

•	changes in end-user requirements; and

•	changes in services offered by telephone companies.

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

Our quarterly results of operations have fluctuated significantly in the past and we expect these fluctuations to continue if our products in development begin to generate revenues.

          The following factors have affected our quarterly results of operations in the past and are likely to affect our quarterly results of operations in the future if we are able to sell commercial quantities of products currently in development:

•	size and timing of orders, including order deferrals and delayed shipments;

•	launching of new product generations;

•	length of approval processes or market testing;

•	technological changes in the telecommunications industry;

•	accuracy of telephone company, distributor and original equipment manufacturer forecasts of their customers’ demands;

•	changes in our operating expenses;

•	the timing of approval of government research and development grants;

•	disruption in our sources of supply;

•	funding required for the operations of Corrigent and Spediant; and

•	general economic conditions.

          Telephone companies typically require prompt delivery of products. Sales are typically booked and shipped in the same quarter pursuant to purchase orders. As a result, we expect that once sales of our new products commence, we will be required to maintain or have available sufficient finished goods inventory levels to satisfy anticipated demand on a timely basis. This increases the risk of inventory obsolescence and associated write-offs. A shift in demand could also result in inventory write-offs.

The market for the telecommunication products being developed by us is intensely competitive. Because many of our competitors have much greater resources than we have, it may be difficult for us to effect commercial sales or to achieve operating profitability.

          The market for our products that are currently in development is intensely competitive, and we expect competition to increase in the future. Many of our competitors and potential competitors are large and established companies and have better name recognition and greater financial, technical, manufacturing, marketing and personnel resources than we have. Increased competition could adversely affect our future revenues and ability to become profitable on an operating basis through pricing pressure, loss of market share and other factors.

          The competitors are numerous and we expect competition to increase in the future. Our principal competitors for our products include Alcatel, Cisco Systems, Inc., ECI Telecom Ltd., Fujitsu, Lucent Technologies Inc., Nortel Networks and Siemens AG.

Government regulation of telephone companies could adversely affect the demand for our products.

          FCC regulatory policies affecting the availability of U.S. telephone companies’ services, and other terms on which telephone companies conduct their business, may impede our penetration of certain markets.  Telephone companies in the markets in other countries in which we operate are also subject to evolving governmental regulation or state monopolies. Changes in laws or regulations in the U.S. or elsewhere, could materially adversely affect our ability, and the ability of our customers, to penetrate certain markets.

Because a limited number of subcontractors are expected to manufacture and assemble our products and supply components, our business could suffer if we cannot retain or replace them.

          We use third-party subcontractors to assemble our products. We do not expect to enter into multi-year agreements with assurances of supply with any of our suppliers or subcontractors.

          Our expected reliance on third-party subcontractors involves several risks, including:

•	the potential absence of adequate capacity if we are able to sell a significant amount of our products;

•	the unavailability of, or interruption in access to, certain process technologies; and

•	reduced control over product quality, delivery, schedules, manufacturing yields and costs.

          We obtain certain key semiconductor components used in our products from a number of single source providers. Shortages of raw materials or production capacity constraints at our subcontractors could negatively affect our ability to meet product delivery obligations and result in increased costs for affected products that we may not be able to recover. Use of subcontractors also involves the risk of reduced control over product quality, delivery schedules and manufacturing yields, as well as limited negotiating power to reduce costs.

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

          We expect to offer complex products that may contain errors, defects or failures when introduced or as new versions are released. If we deliver products with defects, errors or bugs or if we undergo a product recall as a result of errors or failures, market acceptance of our products could be lost or delayed and we could be the subject of substantial negative publicity. This could have a material adverse effect on our business and results of operations. We have agreed to indemnify our customers in some circumstances against liability from defects in the products previously sold by us and expect to provide a similar indemnity in connection with sales of products currently in development. In some cases our indemnity also covers indirect damages. Product liability claims could seriously harm our business, financial condition and results of operations.

We are subject to international business risks.

          We are marketing our products in development primarily in the United States, Asia and Europe. Accordingly, we are subject to the risks inherent in international business, including:

•	compliance with foreign laws and regulations;

•	import or currency control restrictions;

•	tariffs and other trade barriers;

•	local taxation;

•	transportation delays; and

•	seasonal reduction of business activities.

          These factors, as well as different technical standards or product requirements for our systems in different markets, may limit our ability to penetrate some foreign markets.

We depend on a limited number of key personnel who would be difficult to replace.  If we lose the service of these individuals, our business will be harmed.

          Orckit’s growth and success largely depends on the managerial and technical skills of members of senior management. If any of them is unable or unwilling to continue with us, our results of operations could be materially and adversely affected.

Our proprietary technology is difficult to protect and unauthorized use of our proprietary technology by third parties may impair our ability to compete effectively.

          We may not be able to prevent the misappropriation of our technology, and our competitors may independently develop technologies that are substantially equivalent or superior to ours. We have filed patent applications covering certain of our technologies.To protect our unpatented proprietary know-how, we rely on technical leadership, trade secrets and confidentiality and non-disclosure agreements.  These agreements and measures may not adequately protect our technology and it may be possible for a third party to copy or otherwise obtain and use our technology without authorization or to develop similar technology.

There is a risk that we may violate the proprietary rights of others.

          We are subject to the risk of adverse claims and litigation alleging infringement of the intellectual property rights of other companies. Many participants in the telecommunications industry have an increasing number of patents and patent applications and have frequently commenced litigation based on alleged infringement. We indemnify our customers with respect to infringement of third party proprietary rights by our products.  In the past, we received notices from other parties regarding alleged violations of their proprietary rights.  Third parties may assert infringement claims in the future and these claims may require us to enter into license arrangements or result in costly litigation, regardless of the merits of these claims. Licensing may be unavailable or may not be obtainable on commercially reasonable terms.

We are subject to risks from our financial investments.

We invest the majority of our cash on hand in a variety of financial instruments, including different types of corporate and government bonds, and other financial instruments. Some of these bonds and instruments may be rated below investment grade or not rated. If the obligor of any of the bonds or instruments we hold defaults or undergoes a reorganization in bankruptcy, we may lose all or a portion of our investment in such obligor.  This will harm our financial condition.  For information on the types of our investments as of December 31, 2003, see Item 11 - “Quantitative and Qualitative Disclosures About Market Risk-Interest Rate Risk Management.”

Risks relating to our operations in Israel.

Potential political, economic or military instability in Israel may adversely affect our results of operations.

          Our principal offices and many of our subcontractors and suppliers are located in Israel. Accordingly, political, economic and military conditions in Israel affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  Since October 2000, there has been a marked increase in hostilities between Israel and the Palestinians, which has led to a crisis in the area and adversely affected Israel’s relationship with several Arab countries. Any armed conflicts or political instability in the region could negatively affect local business conditions and harm our results of operations. We cannot predict the effect on Orckit of the increase in the degree of violence by Palestinians against Israel or the effect of military action elsewhere in the Middle East. Furthermore, several countries restrict doing business with Israel and Israeli companies, and additional companies may restrict doing business with Israel and Israeli companies as a result of the increase in hostilities. This may also seriously harm our operating results, financial condition and the expansion of our business.

Our results of operations may be negatively affected by the obligation of our personnel to perform military service.

          Most of our male employees in Israel are obligated to perform annual military reserve duty. In addition, in the event of a military conflict or other attack on Israel, including the ongoing conflict with the Palestinians, these persons could be required to serve in the military for extended periods of time. The absence of a number of our officers and employees for significant periods could disrupt our operations and harm our business.

Because most of our revenues are generated in non-Israeli currencies and a substantial portion of our expenses are incurred in New Israeli Shekels, our results of operations may be adversely affected by inflation and currency fluctuations.

          Most of our revenues are expected to be generated in U.S. dollars and other foreign currencies, while the majority of our payroll expenses and a portion of our other expenses are generated in New Israeli Shekels, or NIS. As a result, we are and could be further exposed to risk that the rate of inflation in Israel may exceed the rate of devaluation of the New Israel Shekel in relation to the dollar and other foreign currencies or that the timing of such devaluation may lag behind inflation in Israel. In that event, the dollar cost of our operations in Israel would increase and our dollar-measured results of operations would be adversely affected. For example, in 2003 the value of the U.S. dollar declined in relation to the New Israeli Shekel by 7.6%, while the rate of deflation was 1.9%. As a result, our salary expenses, which are primarily linked to the New Israeli Shekel, increased in U.S. dollar terms.

We benefit from government grant programs that have been reduced and may be unavailable to us in the future. Our participation in these programs restricts our ability to freely transfer manufacturing rights and technology out of Israel.

          Since our inception, we have relied on Israeli government grants for the financing of a significant portion of our product development expenditures. We have applied to Israel’s Office of the Chief Scientist for grants for our contemplated 2004 research and development projects. Due to a reduction of the 2004 budget of Israel’s Office of the Chief Scientist, it is expected that the amounts of our grants will be lower than in prior years.  This would result in an increase in our research and development expenses.

          According to Israeli law, any products developed with grants from the Office of the Chief Scientist are required to be manufactured in Israel, unless we obtain prior approval of a governmental committee.  As a condition to obtaining this approval, we may be required to pay the Office of the Chief Scientist up to 300% of the grants we received and to repay these grants at an accelerated rate. In addition, we are prohibited from transferring to third parties in Israel the technology developed with these grants without the prior approval of a governmental committee and we are prohibited from transferring such technology to third parties outside Israel. See “Item 5 - Operating and Financial Review and Prospects - Liquidity and Capital Resources – Government and Other Grants” for additional information about these programs of the Office of the Chief Scientist.

The tax benefits that we currently receive require us to meet several conditions and may be terminated or reduced in the future, which would increase our taxes.

          We benefit from certain government programs and tax benefits, particularly as a result of the “Approved Enterprise” status of most of our existing facilities. If we fail to meet eligibility conditions in the future, the tax benefits could be canceled and we may be required to refund the tax benefits already received. The applicable law regarding approved enterprise programs is scheduled to expire on June 30, 2004. Accordingly, requests for new programs or expansions that are not approved on or before June 30, 2004 will not confer any tax benefits, unless the term of the law will be extended. These tax benefits may not continue in the future at their current levels or at any level. From time to time, we submit requests for expansion of our approved enterprise programs or for new programs to be designated as approved enterprises. These requests might not be approved, particularly in light of difficult economic conditions in Israel. The termination or reduction of these tax benefits could seriously harm our financial condition and results of operations.

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

          It is not clear whether civil liabilities under the Securities Act and the Securities Exchange Act can be enforced in Israel.  However, subject to time limitations, Israeli courts may enforce a U.S. judgment in a civil matter, if:

•	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard;

•	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

•	the judgment was rendered by a court of competent jurisdiction, in compliance with due process and the rules of private international law prevailing in Israel;

•	the judgment was not obtained by fraudulent means and does not conflict with any other valid judgment in the same matter between the same parties;

•	no action between the same parties in the same matter is pending in any Israeli court at the time the lawsuit is instituted in a U.S. court; and

•	the U.S. courts are not prohibited from enforcing judgments of the Israeli courts.

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

          The Israeli Companies Law generally requires that a merger be approved by the board of directors and a majority of the shares voting on the proposed merger. Unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares present that are held by parties other than the other party to the merger (or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party) vote against the merger.  Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy its obligations.  In addition, a merger may not be completed unless at least 70 days have passed since the filing of the requisite merger proposal by each party with the Israeli Registrar of Companies.

          Also, in certain circumstances an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater or 45% or greater shareholder of the company (unless there is already a 25% or greater or a majority shareholder of the company, respectively). If, as a result of an acquisition, the acquirer would hold more than 90% of a company’s shares, the acquisition must be made by means of a tender offer for all of the shares.

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

          There is a high likelihood that we would be deemed to have been a passive foreign investment company, or PFIC, for 2001, 2002 and 2003. Our treatment as a PFIC could result in a reduction in the after-tax return to the United States holders of our ordinary shares, thus causing a reduction in the value of our shares, and could trigger the application of certain United States tax reporting requirements. For U.S. federal income tax purposes, we are treated as a PFIC for any taxable year in which either:

•	75% or more of our gross income is passive income, or

•	at least 50% of the average value of all of our assets for the taxable year produce, or are held for the production of, passive income.

          For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. As a result of our relatively substantial cash and investment assets and the decline in value of our ordinary shares, there is a high likelihood that we would be deemed to have been a PFIC in 2001, 2002 and 2003 under the asset test. We could also be deemed a PFIC in 2004. A separate determination must be made each year as to whether we are a PFIC.  As a result, our PFIC status may change.

          Highly complex rules apply to any U.S. holder of our ordinary shares if we are treated as a PFIC for U.S. federal income tax purposes for any year during such U.S. holder’s holding period. Accordingly, U.S. holders are urged to consult their tax advisors regarding the application of these tax rules.

          United States residents should carefully read Item 10.E “Taxation – United States” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares and the consequences of PFIC status.

We do not intend to pay cash dividends.

          On June 30, 2000, we distributed a stock dividend on a share-for-share basis of all our shares of Tikcro. We have never declared or paid any cash dividends on our ordinary shares. We currently intend to retain future earnings, if any, for funding growth.  Accordingly, we do not expect to pay any cash dividends in the foreseeable future.

Two shareholders may be able to control Orckit.

          As of March 31, 2004, Eric Paneth and Izhak Tamir our largest shareholders, each beneficially owns an aggregate of 751,771 ordinary shares representing 16.7% of our outstanding ordinary shares, including (i) 18,750 ordinary shares issuable upon the exercise of options that are currently vested or vest within the next 60 days and (ii) the right to purchase 140,000 shares from us, at any time or from time to time in one or more purchases until February 27, 2005. The purchase price for the ordinary shares under such right to purchase will be equal to the average closing price of our ordinary shares on Nasdaq over the ten trading days immediately preceding the purchase date, plus a premium of 10%. Both are executive officers and members of our Board of Directors. Currently, Messrs. Paneth and Tamir are not party to a shareholders agreement. However, if Messrs. Paneth and Tamir act together, they may have the power to control the outcome of matters submitted for the vote of shareholders, including the approval of significant change in control transactions. The equity interest in Orckit of Mr. Paneth and Mr. Tamir may make certain transactions more difficult and result in delaying or preventing a change in control of Orckit unless approved by one or both of them.

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

Our stock price has fluctuated significantly and could continue to fluctuate significantly.

          The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile.  The following factors may cause significant fluctuations in the market price of our ordinary shares:

•	fluctuations in our quarterly revenues and earnings or those of our competitors;

•	shortfalls in our operating results compared to levels forecast by securities analysts;

•	announcements concerning us, our competitors or telephone companies;

•	announcements of technological innovations;

•	the introduction of new products;

•	changes in product price policies involving us or our competitors;

•	market conditions in the industry;

•	the conditions of the securities markets, particularly in the technology and Israeli sectors; and

•	political, economic and other developments in the State of Israel and world-wide.

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

ITEM 4.          INFORMATION ON THE COMPANY

A.       HISTORY AND DEVELOPMENT OF THE COMPANY

Our History

Orckit Communications Ltd. was incorporated in 1990 under the laws of the State of Israel. Our principal executive offices are located at 126 Yigal Allon Street, Tel Aviv 67443 Israel and our telephone number is (972-3) 696–2121. Our agent in the United States, Puglisi & Associates, is located at 850 Library Avenue, Suite 204 Newark, Delaware 19711.

Major Developments since January 1, 2003

          We continued to fund the development and marketing efforts of the technology and products of Corrigent and Spediant, addressing the need for solutions capable of supporting very high bandwidth services. Corrigent is in the process of developing and commercializing telecommunication equipment supporting high bandwidth services over fiber networks in telecommunications networks located in metropolitan areas. Spediant is in the process of developing and commercializing telecommunication equipment supporting high bandwidth services over DSL lines in telecommunications networks located in access areas. Access areas include the “first mile” of the network, up to the facilities of the end user.  We intend to continue to fund the operations of Corrigent and Spediant from our existing working capital. Substantially all of our operating expenses in 2003 were related to these efforts.

Corrigent Systems

          Corrigent is developing products and technology that address the need for telecommunication transport solutions capable of supporting high bandwidth data and voice services in metro networks. Corrigent’s target customers are telecommunications service providers active in metropolitan areas, with a focus on incumbent local exchange carriers.  Corrigent’s solution is being designed to enable the provision and management of data and voice transport services in an efficient manner that is expected to reduce the costs of transport service providers. Supporting fiber-optic infrastructures, Corrigent’s system is planned to include a range of data and voice interfaces.

          The Corrigent solution is being designed to comply with telecommunications standards and to support emerging telecommunications protocols. It is designed for efficient transport of Internet protocol information, while providing the reliability necessary for the transport of voice services. As of December 31, 2003, Corrigent had 114 employees in the areas of product planning, business development, marketing and sales, research and development, system engineering and administration. Corrigent has offices in Israel, the United States and Japan.

          Corrigent has granted, and reserved for grant, options under the Corrigent Stock Option Plan and other employee plans, as applicable, to its employees, consultants, officers and directors. In addition, in order to attract and retain highly qualified personnel of Orckit, employees, officers and directors of Orckit were reserved and granted shares and options to purchase shares of Corrigent. As of December 31, 2003, Corrigent had granted, or reserved for future grant, options and shares to the directors, employees and consultants of Corrigent and Orckit, at a nominal price, representing approximately 30% of its share capital on a fully diluted basis. These options generally vest up to four years from the date of grant and, at the discretion of Orckit and Corrigent, are convertible into Orckit’s ordinary shares. Orckit’s equity interest in Corrigent, which represented approximately 70% of Corrigent’s shares on a fully diluted basis as of December 31, 2003, may be further diluted by future share issuances by Corrigent, if Corrigent should engage in a financing transaction to assist in funding its operations.

Spediant Systems

          Spediant is developing products and technologies that address the needs of service providers for fiber-speed broadband services over the existing copper wire infrastructure. Spediant’s products are expected to primarily address the growing demand for Ethernet-based services. Spediant products are being designed to allow providers to increase their broadband services offerings and customer bases, deliver greater bandwidth to small and medium enterprises, or SMEs, and obviate the need for capital expenditures associated with deployment of new fiber. As of December 31, 2003, Spediant had 37 employees in the areas of product planning, research and development and marketing. Spediant has offices in Israel and the United States.

          Spediant has granted, and reserved for grant, options under the Spediant Stock Option Plan and other employee plans, as applicable, to its employees, consultants, officers and directors. In addition, in order to attract and retain highly qualified personnel of Orckit, employees, officers and directors of Orckit were reserved and granted options to purchase shares of Spediant. As of December 31, 2003, Spediant had granted, or reserved for future grant, options and shares to the directors, employees and consultants of Spediant and Orckit, at a nominal price, representing approximately 30% of its share capital on a fully diluted basis. The options generally vest up to four years from the date of grant. Orckit’s equity interest in Spediant, which represented approximately 70% of Spediant’s shares on a fully diluted basis as of December 31, 2003, may be further diluted by future share issuances by Spediant, if Spediant should engage in a financing transaction to assist in funding its operations.

Principal Capital Expenditures

          Our principal capital expenditures to date have been the purchase of equipment and other software tools used in our business. These purchases totaled $2.4 million in 2001, $1.8 million in 2002 and $900,000 in 2003. We used internal resources to finance these capital expenditures.

B.       BUSINESS OVERVIEW

General

          The market in which we operate targets the incumbent local telephone companies, such as the U.S. Bell telephone companies and telecom carriers in Asia and Europe. We predominantly target the emerging market for metro transport products with our Corrigent CM-100 product line, which addresses the need for high data transmissions. With our Spediant EML-8000 product line, we target established and new telecom carriers for the delivery of data services over existing copper wires.

Metro Transport Telecom Markets, Technology and Products

The Metro Transport Market

          The fiber optic networks of many telephone companies in metropolitan areas are experiencing a shift from carrying primarily voice traffic to carrying a growing mix of data and voice traffic. Data traffic volumes carried over these metropolitan area networks are surpassing voice traffic volumes. Data traffic is forecasted for further growth over the coming years. This increase in data relative to voice traffic is mainly a result of the rapid growth of the Internet and local area networks.

          Offerings of high data services at rates of ten mega bits per second (Mbps) or higher have reached many millions of subscribers in a number of Asian markets, including Japan and Korea. These services are offered either over fiber connections or a combination of fiber and fast access technologies, such as DSL, wireless or cable networks. Recently, major U.S. telecom carriers have announced plans for expansion of fiber rings in metro areas, promoting connectivity of fiber to the premise (FTTP). Connecting subscribers with fiber will allow for significantly higher speed services, mainly data and video services, and as a result, will require an upgrade of metro telecom equipment with technologies that address very high transmissions of data over fiber networks.

          Telephone companies have typically managed their data transfer capacity needs through their existing transport technologies. These technologies were originally designed for transporting voice services. These traditional solutions, however, are not designed to support expected future levels of data traffic. Traditional networks are also inefficient when transporting data as they fail to utilize inherent differences in the type of network support that is required for the transmission of data traffic. Data traffic is generally less susceptible to corruption resulting from minor time delays and less time-sensitive than voice traffic. In addition, data traffic often exhibits a bursty nature, with dynamically varying levels of utilization of communication channels, as opposed to voice traffic which normally requires constant levels of channel utilization.

          A new set of solutions is being developed to address the needs of carriers and service providers to be able to support higher levels of data traffic within and between metropolitan areas, commonly referred to as metro transport. These solutions are attempting to take advantage of the characteristics of data traffic without impairing the ability to support traditional voice traffic. We expect that the metro transport solution for the transmission of traditional voice and increased data traffic will combine the efficient transport of data services based on Ethernet protocol with high reliability voice services based on SONET/SDH protocol.

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

           RPR. Resilient packet ring, or RPR, is an emerging technology that is being designed to integrate Ethernet data protocols for the efficient transmission of data with traditional SONET voice protocols. An industry working group has agreed on a draft standard for RPR. Corrigent has been instrumental in establishing this draft standard, serving actively as a member of the industry work group charged with defining the RPR protocol. However, uniform industry standards for RPR have not yet been adopted and the estimated date for approval of an industry standard has been delayed until mid 2004.

          RPR is being developed as an alternative to SONET transport for networks that support high levels of data traffic, while allowing carriers to maintain traditional SONET attributes, such as resiliency. Resiliency refers to the ability to employ a back-up or alternate route in the event of a system or optical fiber failure, as well as the fast restoration of service in the event of any other failure. RPR is expected to allow carriers to conduct performance monitoring of transmission rates, traffic volume, and failures and alarms, comparable to the monitoring available with traditional SONET-based networks.

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

RPR’s Advantages over Existing Data and Voice Transport Protocols

          We believe that RPR is a more efficient voice and data transport protocol than traditional SONET rings that have been retrofitted to handle data traffic for the following reasons:

•	Usage of a single fiber ring and spatial reuse capabilities.

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

•	Statistical multiplexing qualities

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

Corrigent’s Metro Transport Product and RPR Technology

          Corrigent’s metropolitan area product is designed as a cost-effective optical transport solution that can handle not only the growing demand for data services by telephone company customers and small to medium size businesses, but also support the full range of traditional voice services, in compliance with SONET technical specifications. Corrigent’s product is being designed to provide the benefits of both Ethernet and SONET protocols.  It is also being designed to avoid integrating costly protocol-dependant routing and switching functionalities that are generally required in adopting SONET platforms to cover data traffic, as well as the costs of adopting Ethernet platforms to handle voice traffic.

          Corrigent’s CM-100 product utilizes SONET, RPR, and MPLS technologies to effectively support a range of SONET services, Ethernet, Time Division Multiplexer, or TDM, services which are commonly used for voice transmissions, and other data services. This product is being designed to interoperate with both legacy SONET and emerging MPLS core devices. The product is expected to support 2.5 Gigabits per second, or Gbps, and 10 Gbps ring speeds, and interface with:

•	10 megabits/100 megabits Ethernet;

•	1 Gigabit Ethernet; and

•	a range of TDM SONET interfaces including:

	•	155 megabits per second SONET interface (known also as OC3);

	•	622 megabits per second SONET interface (known also as OC12); and

	•	2.5 gigabit per second SONET interface (known also as OC48).

          Corrigent’s CM-100 product is designed to deliver both Ethernet and TDM/Sonet –based services over a packet-based network. These services are carried over MPLS tunnels over an RPR ring in a packetized form that is expected to enable both bandwidth efficiency and lower cost architecture. The CM-100 allows legacy data services, such as frame relay, asynchronous transfer mode, or ATM, and packet over SONET, to be carried in their native form allowing a reduction in the bandwidth used to provide these services. MPLS is used to provide both end-to-end automatic provisioning capabilities and isolation between different users’ services, thus providing a preferred method of traffic engineering. MPLS also aids end-to-end interoperability between the transport systems of different vendors.

          The CM-100 product has been available for testing since late 2002 and we expect to begin making sales of this product in 2004. This product has been selected for commercial deployment by a telecom provider in Asia targeting Ethernet-based services. Also, Corrigent has signed a distribution agreement with Netmarks Inc. that targets the Japanese market and will seek to address the demand for high capacity transport equipment by telecom carriers and service providers.

DSL Markets, Technology and Products

Industry Background

          Growth in the use of the Internet and personal computers has created substantial data traffic over telephone networks from a wide variety of associated services. At the same time, the difficult environment in the telecommunications industry and a depressed world economy have resulted in a reduction in capital expenditure plans. Telephone service initially consisted of analog transmission over copper wire. The commercial introduction of DSL technologies added higher speed transmission over copper wire. Digital transmission over fiber optic or coaxial cable permits greater data capacity and increased reliability and quality at a lower cost than analog transmission. Telephone companies recognize that it is extremely expensive to install fiber optic or coaxial cable in the local loop, the first mile of copper telephone wire between the central office and the consumer. Consequently, the local loop remains primarily twisted copper telephone wire. Without an alternative solution, this twisted copper telephone wire restricts the ability of telephone companies to increase the speed and diversity of their service offerings to small business and residential users.

DSL Markets

          Telephone companies worldwide have recognized that digital subscriber line technology is one of the technologies that may answer the existing need to allow fast data transmission in the “first mile” of the telecom network, up to the facilities of the end user. Accordingly, they are increasingly using DSL technologies to provide digital transmission over the local loop. DSL technologies enable telephone companies to maintain their competitive position by offering high-speed Internet access and enhanced services to customers over the local loop. DSL systems that offer services directly to the telephone companies’ customers’ premises generally use a passive plain old telephone service, commonly known as POTS, splitter on each DSL line, which can be installed both at the central office and at the customer’s premises. The POTS splitter separates the analog telephone channel from the digital data channel that is transmitted over the same twisted copper telephone wire. By isolating the telephone signal from the digital signal, the home telephone line is not affected by the digital transmission. Telephone service is unaffected if the DSL system should fail for any reason.

Spediant Products and Technology

          Spediant’s EML-8000 is an access solution being designed to enable telecom carriers to deploy fiber-speed broadband services over traditional copper wires. It is designed to address the growing demand for Ethernet-based services at faster data rates and over longer distances than provided by current DSL solutions. This product line is expected to allow providers to increase their broadband service offerings and customer bases, deliver greater bandwidth to small and medium enterprises, or SMEs, and decrease the need for capital expenditures to deploy new fiber. Spediant’s solution is being designed to provide an answer to growing bandwidth requirements of SMEs for Ethernet services on one end and the desire of carriers to utilize the existing copper infrastructure with attractive services on the other end.

          Spediant’s solution is based on Multi Loop DSL, or MLDSL, technology. Rather than treating each copper pair individually, MLDSL treats multiple copper pairs as a logical bundle, making intelligent decisions regarding bandwidth allocation and reactions during changing link conditions. This helps to eliminate mutual interference in the copper binder. EML-8000 is built on standardized technology by binding multiple copper pairs and inversely multiplexing data across them for greater reach and bandwidth. Inverse multiplexing is implemented in such a way that mission-critical data traffic is transparently transported with low latency.

          Spediant’s EML-8000 is designed to deliver 10 Mbps at a distance of 12,000 feet from the central office. The cost of installing fiber to serve SMEs is significant for service providers. By binding several copper wiring pairs in the existing infrastructure, the EML-8000 is intended to satisfy the bandwidth needs of SMEs while increasing revenue opportunities for service providers.

Sales, Marketing and Service

          Sales and Marketing.  Our marketing efforts are directed at telephone companies. Marketing efforts may also be made pursuant to original equipment manufacturers, strategic alliances and other distribution arrangements. We believe that the participation by our subsidiaries in technology committees involved in the establishment of industry standards is a strong marketing tool. As of December 31, 2003, overall marketing and sales efforts were conducted by approximately 16 employees located in Israel, the United States and Japan.

          The following is a summary of revenues by geographic area for the last three years:

	Year ended December 31

	2001	2002	2003

	(In thousands)

Israel	$2,268	$463	$35
United States	111,336	44,811
Europe	23,319	7,601	1,510
Other countries	4,724	545	138

	$141,647	$53,420	$1,683

          Substantially all our revenues for 2001 through 2003 were generated from our FastInternet DSL product line. We no longer sell these products.

          Telco Approval Process.  Telephone companies are significantly larger than us and consequently are able to exert a high degree of influence over us. Prior to selling our products to telephone companies, we are required to undergo lengthy approval processes. Evaluation can last for over one year for enhanced products or products based on newer technologies.

          The length of the approval process is affected by a number of factors, including the complexity of the product involved, technological and budgetary priorities of the telephone companies and regulatory issues affecting telephone companies. A telephone company will usually conduct technical trials after completing a laboratory evaluation that tests a new product’s function and performance against industry standards. After completion of technical trials, field trials simulate operations to evaluate performance and to assess ease of installation and operation. In subsequent market trials, a telephone company will attempt to determine the content requirements, the estimated number of subscribers and optimized pricing for the service. During this stage, telephone companies establish procedures, train employees to install and maintain the new product and obtain feedback on the product from their customers and operations personnel. Throughout the approval process, we commit senior technical and marketing personnel to participate in technology, field and market trials and to actively support the evaluation efforts.

          Commercial deployment of a new product usually involves substantially greater numbers of systems and locations than the marketing trial stage. In the first phase of commercial deployment, a telephone company installs the equipment in selected locations for certain applications. This phase is followed by general deployment which involves greater numbers of systems and locations. Telephone companies typically select a number of suppliers for general deployment to ensure that their needs can be met. Subsequent orders, if any, are placed under a single or multi-year supply agreement.

          Following selection for commercial deployment, the introduction of successive generations of products or upgraded software versions is vital to our business, because it enhances functionality and reduces costs. Our growth substantially depends on commercial acceptance of advanced products and technology by telephone companies, as well as our ability to develop new technologies and sell new products.

          Telco Services and Support. We offer repair services as part of our warranty services and technical support services for our products. We do not offer installation services. We expect that our local partner or distributor will provide first level of service and support. More extensive repair and technical support is offered at our headquarters in Israel pursuant to warranty obligations. We also offer telephone support during working hours and provide product training to our carrier customers on a case-by-case basis.

          The majority of our products shipped to date are subject to a three-year warranty period and our new products offer similar warranty protection. Our warranty generally covers defects in materials or workmanship and failure to meet published specifications, but excludes damages caused by improper use and all other express or implied warranties. In the event that there are material deficiencies or defects in the design or manufacture of our products, the affected products could be subject to recall. Exposure to indirect damages arising from failures covered by warranty could be significant. We have received claims for compensation from certain of our customers due to warranty related matters. We believe that our potential liability in connection with these claims is not material.

          Customers and End-users.  We expect to depend on purchases by telephone companies for our product revenues. We have previously sold our products either directly to telephone companies or through original equipment manufacturers, distributors or strategic partners from whom telephone companies then purchase our products.

Manufacturing

          We use subcontractors for component sourcing, inventory warehousing, board assembly, testing and shipment. These contracting and manufacturing arrangements have enabled us in the past to produce reliable, high quality products at competitive prices and to achieve on-time delivery of our products. We expect to continue to utilize third parties to manufacture, assemble and test our new products.

          Telephone company orders are short-term and may involve short delivery time frames. We expect that the manufacture of products will be mainly against purchase orders, although in the first stages of market penetration we are likely to order products based on sales forecasts only. We and our manufacturers perform final quality control and extensive testing prior to shipping. Product quality and reliability are of prime concern in all phases of the manufacturing process. Our facilities are subject to the ISO9001 certification process. This certification is required in order to sell to many of the telephone companies.

          In procuring components, we and our subcontractors rely on a number of suppliers of semiconductor solutions that are the sole source for certain of the components. We expect to use a single-source manufacturing contractor.

Competition

          We compete on the basis of technological capability, price, customer service, product features, adherence to standards, quality, reliability, availability and technical support. With respect to products under development, initial competition is expected to be based primarily on technological capability and the ability to develop a product that can be manufactured and sold with a cost structure that will allow for mass deployment to customers of telephone companies. Many of our competitors and potential competitors have greater financial, technological, manufacturing, marketing and personnel resources than we have and have entered into strategic alliances to assist them in commercialization of their products.

          Our competitors in our targeted markets of metro and access telecom equipment are numerous and we expect competition to increase in the future. Our principal competitors for our products include Alcatel, Cisco Systems, Inc., ECI Telecom Ltd., Fujitsu, Lucent Technologies Inc., Nortel Networks and Siemens AG.

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

C.       ORGANIZATIONAL STRUCTURE

List of Significant Subsidiaries

          Corrigent Systems Inc., a subsidiary, is a Delaware corporation. As of December 31, 2003, Orckit owned approximately 70% of the shares of Corrigent Systems on a fully-diluted basis, including shares reserved for grant.

          Spediant Systems Ltd., a subsidiary, is an Israeli corporation. As of December 31, 2003, Orckit owned approximately 70% of the shares of Spediant Systems on a fully-diluted basis, including shares reserved for grant.

D.       PROPERTY, PLANTS AND EQUIPMENT

          Our principal offices and production facilities in Tel Aviv occupy approximately 50,000 square feet of rental space rented through a series of leases. Our leases expire in the years 2004-2006. We have an option to terminate these lease agreements with six months’ prior written notice. We also maintain offices in San Jose, California and Tokyo, Japan. We believe that these facilities are adequate for our current needs and that suitable additional or substitute space will be available when needed.

ITEM 5.          OPERATING AND FINANCIAL REVIEW AND PROSPECTS

          Statements in this Annual Report concerning our business outlook or future economic performance; anticipated revenues, expenses or other financial items; introductions and advancements in development of products, and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements” as that term is defined under the United States Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under “Risk Factors” in this Annual Report as well as those discussed elsewhere in this Annual Report and in our other filings with the Securities and Exchange Commission.

A. OPERATING RESULTS

          Our operating and financial review and prospects should be read in conjunction with our financial statements, accompanying notes thereto and other financial information appearing elsewhere in this Annual Report.

Overview

          Orckit was founded in 1990. We are an Israeli corporation engaged in the design, development, manufacture and marketing of telecom equipment that enables transmission of broadband services. The substantial majority of our historical revenues were derived from the sale of systems and customer premises modems based on DSL technology. We have terminated the sale of these products and do not expect to generate additional revenues from them. Going forward, we expect to generate revenues from the sales of new products developed by our majority-owned Corrigent and Spediant subsidiaries, although we do not expect to generate significant revenues in 2004.

          The end-user base for our products was comprised primarily of large telephone companies, and was concentrated among several telcos in each year. We expect that such concentration will continue as we commence selling our new product lines.

          Our products undergo lengthy approval and procurement processes prior to their sale due to the quality specifications of our end-users and the regulated environment in which they operate. Accordingly, we are making significant expenditures in product and market development prior to actually commencing sales of new products. In addition, frequently we are required to make significant expenditures to tailor our products to specific end-user needs during the initial commercialization phase. We expect to continue to depend on a limited number of end-users to generate a significant percentage of total product revenues. Our product sales to end-users are expected to fluctuate significantly from quarter to quarter and year to year.

          We intend to continue to evaluate new technologies and related product opportunities and engage in extensive research and development activities related to new technologies. Accordingly, we expect to continue to make significant expenditures for research and development.

          Substantially all of our operating expenses in 2003 related to research and development expenses, selling, general and administrative expenses and capital expenditures for the operations and support of Corrigent and Spediant.

          Our ability to generate income from operations will primarily depend on our sales volume and the level of our operating expenses. Until significant revenues are generated from the products of Corrigent and Spediant, we expect to continue to incur significant operating losses and to use a significant amount of cash to fund our operations. We expect to start generating revenues from our new product initiatives in 2004 but to continue to have losses at least through 2005.

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

          The Company is also subject to risks and uncertainties that may cause actual results to differ from estimates and assumptions, such as changes in the economic environment, competition, foreign exchange, taxation and governmental programs. Certain of these risks, uncertainties and assumptions are discussed in Item 3.D - Risk Factors. To facilitate the understanding of our business activities, described below are certain accounting policies that are relatively more important to the portrayal of our financial condition and results of operations and that require management’s subjective judgments. We base our judgments on past experience and various other assumptions that are believed to be reasonable under the circumstances. Please refer to Note 1 to our consolidated financial statements included in this Annual Report for a summary of all of our significant accounting policies.

Revenue Recognition

          Revenues from sales of products are recognized when title passes to the customer, provided that appropriate signed documentation of the arrangement, such as a contract, purchase order or letter of agreement, has been received, the fee is fixed or determinable and collectibility is reasonably assured.

          Prior to the sale of a new product, we deliver products for trial and evaluation by our customers. Evaluation can take several months for complex products or products based on new technologies. We do not recognize sales revenues from delivery of a new product to customers for evaluation.

Provision for servicing products under warranty

          The majority of our products shipped to date are subject to up to a three-year warranty period. We have agreed to indemnify our customers in some circumstances against liability from defects in our products. In some cases our indemnity also covers indirect damages. The Company provides an estimate for warranty expense at the time revenues from the related sales are recognized. The annual provision is calculated as a percentage of the sales, based on historical experience and is established based on our estimate of the amounts necessary to settle product-related matters existing as of the balance sheet date.

          The amount of our estimated warranty liability may change if the costs incurred due to product failures increase in the future. In the event of any future problems with our products, we may need to increase the amount of our reserves.

Employee stock option plans

          In January 2003, we adopted the Orckit Communications Ltd. 2003 Subsidiary Employee Share Incentive Plan.” Pursuant to the 2003 Plan, we issued, for no consideration, 600,000 of our ordinary shares to employees of our subsidiaries, excluding directors. The shares were deposited with a trustee and vested after a period of three years. According to the 2003 Plan, the shares issued were subject to exchange at any time by us, in our discretion, for options to purchase shares of the applicable subsidiary.

          In 2003, 60,000 shares issued under this plan were forfeited and 540,000 shares were exchanged for options to purchase shares of subsidiaries. The accounting treatment applied in respect of the plan is variable accounting until the exchange occurred. Accordingly, compensation in respect of the grant of the shares was measured according to the share price of Orckit and updated to reflect the changes in the share price through the date of the exchange. Aggregate compensation expense in connection with the grant was approximately $3.8 million, which is to be amortized over the vesting period of the shares granted. In 2003, approximately $1.3 million of this expense was amortized. Upon the exchange, the plan became a fixed plan and the compensation was fixed according to the share price of Orckit on that date. At the date of exchange, the intrinsic value of options to purchase shares of subsidiaries that employees received was zero.

          In addition, the board of directors of each of the subsidiaries, Corrigent Systems and Spediant Systems, approved an employee share option plan. Each of Corrigent Systems and Spediant Systems has granted, and reserved for grant, shares and options under its respective plans to its employees, officers and directors and to personnel of Orckit, including employees, officers and directors of Orckit. As determined by the respective stock option committee, the exercise price of options granted is zero which, in management’s opinion, represents the value of the shares on the date of grant. Accordingly, no compensation cost was included in our financial statements in respect of such grants.

Results of Operations

          The following table sets forth certain items from Orckit’s consolidated statement of operations as a percentage of total revenues for the periods indicated:

	2001	2002	2003

Revenues	100%	100%	100%
Cost of revenues	79.1	61.7	44.4

Gross profit (loss)	20.9	38.3	55.6
Research and development expenses, net	13.5	36.1	891.4
Selling, general and administrative expenses	12.0	27.5	752.0
Amortization and impairment of goodwill	18.4	—	—

Loss from operations	(23.0)	(25.3)	(1,588.0)
Financial income, net	23.6	33.0	303.5

Net income (loss)	0.6%	7.6%	(1,284.4)%

          Revenues. Orckit’s revenues have historically consisted primarily of DSL-based product and related service sales. During 2003, our revenues were minimal as we transitioned our business from our legacy DSL products to the development of our new Corrigent and Spediant products.  Revenues decreased to $1.7 million in 2003 from $141.6 million in 2001 and $53.4 million in 2002. Product revenues in 2001 and 2002 resulted primarily from sales of DSLAM and DSL-based modem products. The decline in our revenues in 2002 was primarily a result of the selection of competing products by our customers, as well as the slowdown in capital expenditures in the telecommunications industry. We do not expect to generate additional revenues from the sale of our legacy DSL products. We do not expect to generate significant revenues in 2004 from the sale of our new products.

          Gross Profit (Loss).  Cost of revenues consists primarily of raw materials, subcontracting costs and costs for integration, assembly and testing of finished products. Gross profit was $935,000 (55.6% of revenues) in 2003 compared to $20.5 million (38.3% of revenues) in 2002 and $29.6 million (20.9% of revenues) in 2001. The improvement of gross profit was primarily due to a decrease in the cost of components and assembly for products sold. Gross profit on our legacy DSL products is not necessarily indicative of gross margins that we may generate if we are able to make sales of our new products.

          Operating Expenses

	Year ended December 31, ($ in millions)			a% Change 2002 vs. 2001	% Change 2003 vs. 2002

	2001	2002	2003

Research and development, net	19.1	19.3	15.0	1.1%	(22.2)%
Selling, general and administrative	17.0	14.7	12.7	(13.5)	(13.9)
Total operating expenses	36.1	34.0	27.7	(5.8)	(18.6)

          Research and Development Expenses, net. Research and development expenditures consist primarily of materials, depreciation and salaries and related costs for engineering and technical personnel and subcontracting costs associated with developing new products and for other technology projects. Our costs for research and development are expensed as incurred. Grants from the government of Israel for research and development are offset against our gross research and development expenditures. Research grants were $3.3 million in 2001, $3.0 million in 2002 and $5.8 million in 2003. Research and development expenses decreased in 2003 compared to 2002, mainly due to an increase in research grants, as well as a decrease in the consumption of research and development materials and the use of sub-contractors. We anticipate we will incur a similar level of research and development expenditures in 2004, although we expect that the amount of government research grants we receive in 2004 will be less than in 2003, due to a reduction of the 2004 budget of Israel’s Office of the Chief Scientist.

          Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of costs relating to promotion, trade shows, compensation costs for non-technical personnel, warranty provisions and other general corporate expenses. Our selling, general and administrative expenses decreased in 2002 and again in 2003 due to the reduction of our marketing and sales activities. We expect that marketing and sales expenses will increase in 2004 and as we increase our marketing and sales efforts in connection with the expected initial commercial sales of the products being developed by Corrigent and Spediant.

          Amortization of goodwill.  In 2000, due to the acquisition of E.D.S.L., we recorded the amount of $33 million as goodwill and other intangible assets, which was calculated based on the excess of the cost of the acquisition over the fair value of net assets on the acquisition date that was not attributed to in-process research and development. The goodwill was to be amortized on the straight-line basis over a period of three years. In 2000, an amount of $6.9 million related to E.D.S.L was amortized. In 2001, E.D.S.L. halted its operations due to the extreme reduction in capital expenditures of carriers in the markets it targeted. As a result, in 2001 we wrote off the $23.4 million that represented all outstanding unamortized goodwill in connection with our acquisition of E.D.S.L. and all of the goodwill on our balance sheet.

          Financial Income, net.  Financial income consists primarily of interest on short term and long term investments and on bank deposits and of gain on early retirement of our convertible subordinated notes. Financial expense consists primarily of interest payments in respect of convertible subordinated notes and amortization of convertible subordinated notes issuance costs. In 2002, we recognized interest income of $2.9 from a long-term loan we granted to Tikcro. Of this amount, $1.9 million was for interest accrued in previous years.

          Due to our adoption of FAS 145, effective January 1, 2002, we reclassified to financial income gains from the early retirement of our convertible subordinated notes that were previously recorded as an extraordinary gain. During 2003, we retired $21.9 million principal amount of our convertible subordinated notes, resulting in a gain of $3.1 million. During 2002, we retired $28.2 million principal amount of our convertible subordinated notes, resulting in a gain of $13.2 million. During 2001, we retired $53.6 million principal amount of convertible subordinated notes, resulting in a gain of $34.1 million. As of December 31, 2003, the total principal amount of convertible subordinated notes outstanding was $16.2 million. On April 1, 2004, we completed the redemption of the remaining outstanding convertible subordinated notes at face value.

          Financial income, net was $33.4 million in 2001, $17.6 million in 2002 and $5.1 million in 2003. These fluctuations primarily reflect the principal amount of notes retired in the respective years and the prices at which they were retired.

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

          Most of our sales are denominated in dollars and our expenses in New Israeli Shekels exceed our revenues received in New Israeli Shekels. Our expenses in new Israeli shekels are principally payroll. The results of operations of Orckit are adversely affected by increases in the rate of inflation in Israel when such increases are not offset by a corresponding devaluation of the new Israeli shekel against the U.S. dollar. For example, in 2003 the value of the U.S. dollar declined in relation to the New Israeli Shekels by 7.6%, while the rate of deflation was 1.9%. As a result, our salary expenses, which are primarily linked to the New Israeli Shekel, increased in U.S. dollar terms.

          We are presently engaged in hedging transactions, mainly forward exchange contracts, intended to manage risks relating to foreign currency exchange rate fluctuations. We may, continue to enter into foreign currency derivatives, mainly forward exchange contracts, in order to protect our cash flows in respect of existing assets.

          The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the U.S. dollar, and the rate of inflation of Israel adjusted for the devaluation:

Years Ended December 31,	Israeli Inflation Rate	Israeli Devaluation Rate	Israel Inflation Adjusted for Devaluation

1999	1.3	(0.2)	1.5
2000	0.0	(2.7)	2.7
2001	1.4	9.3	(7.8)
2002	6.5	7.3	(0.8)
2003	(1.9)	(7.6)	5.7

B. LIQUIDITY AND CAPITAL RESOURCES

          Orckit has financed its operations primarily through sales of equity, issuance of convertible notes and the receipt of grants to fund research and development, as well as from bank loan proceeds.

          Our working capital (total current assets net of total current liabilities) decreased from $103.9 million as of December 31, 2001 to $55.2 million as of December 31, 2002 and further decreased to $34.6 million in 2003. The decrease in our working capital has occurred primarily as a result of using our cash to fund our operating losses and to repurchase our convertible subordinated notes, as well as because of our decision to invest funds in long-term marketable securities, which are not included in working capital. In 2002, the decrease in working capital also resulted from downsizing steps taken by us, along with the move toward outsourcing of our manufacturing processes, which resulted in a decrease in our inventories.

          We had cash, cash equivalents, long-term marketable securities and bank deposits of $79.5 million as of December 31, 2003 compared to $116.6 million as of December 31, 2002. The majority of this amount was held in securities denominated in U.S. dollars.

          We anticipate that our operating expenses will be a material use of our working capital resources for the foreseeable future. In addition, we used approximately $16.2 million in cash in April 2004 to redeem the remaining outstanding convertible subordinated notes.  We believe that we have sufficient working capital to meet our anticipated capital requirements for 2004 and 2005. If we do not have available sufficient cash to finance our operations, we may be required to obtain equity or debt financing. We cannot be certain that we will be able to obtain additional financing on acceptable terms or at all.

Net Cash Provided by/Used in Operating Activities

          In 2003, we used $16.1 million of cash in operating activities, primarily as a result of our net loss, decreases in payables and non-cash gain from the early retirement of our convertible subordinated notes, offset in part by depreciation and impairment of property and equipment, amortization of deferred compensation related to employee stock option grants and trading marketable securities. In 2002, we generated $6.7 million of cash from operating activities primarily as a result of decreases in inventories and receivables and depreciation and amortization, offset in part by the non-cash gain from the early retirement of our convertible subordinated notes and a decrease in payables. In 2001, we used $2.0 million of cash in operating activities primarily as a result of the non-cash gain from the early retirement of our convertible subordinated notes and a decrease in payables offset in part by a decreases in inventories and receivables.

Net Cash Provided by/Used in Investing Activities

          Our principal investing activity relating to our operations has been the purchase of equipment and other fixed assets used in our business. These purchases totaled $2.4 million in 2001, $1.8 million in 2002 and $900,000 in 2003. Our capital expenditures in 2003 were primarily for the procurement of telecommunications equipment and related software tools. In 2003, our investing activities also included the receipt of $26.3 million of marketable securities, the receipt of $7.0 million from Tikcro in repayment of our loan to Tikcro and the receipt of $10.3 million from bank deposits. In 2002, our investing activities also included the purchase of $35.6 million of marketable securities and the receipt of $13.0 million from Tikcro in partial repayment of our loan to Tikcro.

Convertible Subordinated Notes

          In March, 2000, we raised net proceeds of approximately $120.5 million in a private placement of $125 million aggregate principal amount of 5.75% convertible subordinated notes due on April 1, 2005.  From 2000 to 2003, we repurchased an aggregate of $108.8 million principal amount of our convertible subordinated notes for an aggregate of $52.1 million. As a result, as of December 31, 2003, the total principal amount of our convertible subordinated notes outstanding was $16.2 million. On April 1, 2004, we completed the redemption of the remaining outstanding notes at face value. The repurchases of convertible subordinated notes constituted our primary use of cash in financing activities in 2001, 2002 and 2003.

          On March 30, 2004, we borrowed $16.0 million from a bank in order to finance the early redemption of our convertible subordinated notes. This borrowing bears interest at a rate between 2.08% and 2.17% until the maturity of this loan by July 2005. We intend to repay this loan from the proceeds of our long term marketable securities.

Loan to Tikcro

          As part of the spin-off of Tikcro, we loaned $20 million to Tikcro at an interest rate of approximately 6% per annum. The loan was required to be repaid by March 1, 2005. In 2001, we agreed to defer interest on this loan in an aggregate amount of $1.9 million. In 2002, Tikcro repaid $13.0 million of the principal of this loan from the proceeds of a transaction it entered into with STMicroelectronics. In May 2003, Tikcro announced the closing of the sale of its remaining operating assets to STMicroelectronics. Promptly thereafter, Tikcro repaid the remaining amounts outstanding under this loan.

Repurchases of our Ordinary Shares

          During 2003, we repurchased for $5.6 million in cash approximately 882,000 of our ordinary shares, of which 616,590 shares were repurchased from Clal Electronics Industries Ltd. in a private transaction.  See Item 7.B – “Related Party Transactions.” The other shares repurchased were bought in the open market.  No additional repurchases are currently authorized.

Government and Other Grants

          The Government of Israel encourages research and development projects through the Office of Chief Scientist of the Israeli Ministry of Industry and Trade, pursuant to the Law for the Encouragement of Industrial Research and Development, 1984, commonly referred to as the “R&D Law”. Under the R&D Law, a research and development plan that meets specified criteria is eligible for a grant of up to 50% of certain approved research and development expenditures. The plan must be approved by the Office of the Chief Scientist.

          Since our inception, we have relied on grants from the Office of the Chief Scientist for the financing of a portion of our product development expenditures. During the three years ended December 31, 2003, we recorded research and development grants in an aggregate amount of approximately $12.1 million. As of December 31, 2003, total contingent liabilities to the Office of the Chief Scientist were approximately $12.0 million. We expect that the Office of the Chief Scientist will approve our applications for grants also for 2004, though at lower amounts than in the past.

          Under the terms of the grants we received from the Office of Chief Scientist, we are obligated to pay royalties of 3% during the first three years following commencement of royalty payments, and 4% to 5% thereafter. Royalties are payable up to 100% of the amount of such grants, linked to the U.S. Dollar, plus annual interest at LIBOR. The payment of royalties is on all revenues received in connection with the sale of the products developed pursuant to the funded plans, including revenues licensed ancillary services. These terms are applicable to our Office of Chief Scientist grants that have been approved since January 1, 2000.

          The R&D Law generally requires that the product developed under a program be manufactured in Israel. However, upon the approval of the Chief Scientist, some of the manufacturing volume may be performed outside of Israel, provided that the grant recipient pays royalties at an increased rate, which may be substantial, and the aggregate repayment amount is increased to 120%, 150% or 300% of the grant, depending on the portion of the total manufacturing volume that is performed outside of Israel. Effective April 1, 2003, the R&D Law also allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the research committee is convinced that doing so is essential for the execution of the program.  This declaration will be a significant factor in the determination of the Office of Chief Scientist whether to approve a program and the amount and other terms of benefits to be granted.  For example, the increased royalty rate and repayment amount will be required in such cases.

          The R&D Law also provides that know-how developed under an approved research and development program may not be transferred to third parties in Israel without the approval of the research committee.  Such approval is not required for the export of any products resulting from such research or development. The R&D Law further provides that the know-how developed under an approved research and development program may not be transferred to any third parties outside Israel.

          The R&D Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires the grant recipient and its controlling shareholders and interested parties to notify the Office of the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new interested party to undertake to the Office of the Chief Scientist to comply with the R&D Law. In addition, the rules of the Office of the Chief Scientist may require prior approval of the Office of the Chief Scientist or additional information or representations in respect of certain of such events. For this purpose, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company.  A person is presumed to have control if such person holds 50% or more of the means of control of a company.  “Means of control” refers to voting rights or the right to appoint directors or the chief executive officer.  An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors. Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the Office of the Chief Scientist that it has become an interested party and to sign an undertaking to comply with the R&D Law.

Effective Corporate Tax Rates in Israel

          Under the Law for Encouragement of Capital Investments, 1959, known as the Investments Law, by virtue of the “approved enterprise” status granted to some of our investment programs, we are entitled to various tax benefits. The period of tax benefits is seven years, commencing in the first year in which we earn taxable income from the approved enterprise, subject to certain limitations. Under this law, the taxable income of Orckit derived from an investment program designated as an Approved Enterprise is fully exempt from corporate tax for a period of two years, after which the income from these enterprises is taxable at the rate of up to 25% for the remainder of the period of tax benefits five years.

          After the applicable benefit period expires, income generated from these Approved Enterprise programs (including income generated from the grant of a usage right with respect to know-how developed by the Approved Enterprise, income generated from royalties and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the Approved Enterprise’s ordinary course of business) will be subject to tax at the full corporate tax rate, currently 36%. We may apply for additional programs or for an extension of our existing programs; however, there can be no assurance that our application will be approved or that we will receive future benefits. The Investments Law is scheduled to expire on June 30, 2004. Accordingly, requests for new programs or expansions that are not approved on or before June 30, 2004 will not confer any tax benefits, unless the term of the Investments Law is extended. Part of our income has been generated through our Approved Enterprises.  Should a company that has elected the “alternative package” distribute to its shareholders a cash dividend from tax-exempt income attributable to it, it would incur a tax liability on the amount distributed at the rate (10% to 25%) which would have been applicable had the company not elected the alternate package and it will have to withhold tax at the rate of 15% with respect to the dividend distributed. Orckit’s taxes outside of Israel, mainly in the United States, are dependent on our operations in each jurisdiction as well as relevant laws and treaties. See “Item 18 Financial Statements”. Under Israeli tax law, at December 31, 2003, we had accumulated losses for tax purposes amounting to approximately $130 million. These losses are available indefinitely to offset future taxable business income. As of December 31, 2003, our carry forward capital losses for tax purposes were $40 million.

Reform of the Israeli Tax Regime

          In 2002, the Israeli government approved an amendment to the Income Tax Ordinance. The tax reform, effective as of January 1, 2003, reforms certain parts of the Israeli tax system, including, among others, the reduction of the tax rate levied on capital gains (other than gains from the sale of listed securities) derived on or after January 1, 2003, to a general rate of 25% for both individuals and corporations. See Item 10 below “Additional Information – Taxation – Israel - Tax Reform” for a discussion of the main aspects of the tax reform.

Dividend Policy

          On June 30, 2000, we distributed a stock dividend on a share-for-share basis of all our shares of Tikcro. We have never declared or paid cash dividends on our capital stock. In the foreseeable future, we intend to use any future earnings for the operation and expansion of our business. Accordingly, we do not anticipate paying any cash dividends. Payment of future dividends, if any, will be at the discretion of our board of directors and the audit committee thereof and will depend on various factors, such as our statutory retained earnings, financial condition, operating results and current and anticipated cash needs.

          If we declare cash dividends, we will pay those dividends in new Israeli shekels. Current Israeli law permits holders of our ordinary shares who are non-residents of Israel and who acquired their shares with a non-Israeli currency to repatriate all distributions on these shares in that non-Israeli currency.

Inventory

          Inventory consists primarily of raw materials for the assembly of our products. Our inventory as of December 31, 2003 and 2002 was $100,000. There was no change in the amount of our inventory in the years 2002 and 2003 because production units were reduced. As we prepare for commercial selection and increase of product sales, we expect that inventory levels will increase.

C.  RESEARCH AND DEVELOPMENT

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

          As of December 31, 2003, our research and development staff consisted of 118 employees, most of whom are located in Israel and hold engineering or other advanced technical degrees. Our gross research and development expenses were approximately $22.4 million in 2001, $22.3 million in 2002 and $20.8 million in 2003. These expenses were offset by grants from the Office of the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel of approximately $3.3 million in 2001, $3.0 million in 2002 and $5.8 million in 2003.

          We expect that we will continue to commit substantial resources to research and development in the future. Our research and development staff consisted of 113 employees as of December 31, 2001, 103 employees as of December 31, 2002 and 118 employees as of December 31, 2003.  As of December 31, 2003, the majority of our research and development employees were employed by Corrigent. The number of research and development employees was similar in the years 2001 through 2003 since we maintained similar research and development efforts, focusing on Corrigent’s and Spediant’s product lines. We believe that a continued commitment to research and development is required to maintain our technical excellence and launch new innovative products in the metro transport and access markets. We expect that our research and development expenses will increase if our applications for Office of Chief Scientist grants are not approved or partially approved, or if we elect not to receive these grants.

D. TREND INFORMATION

          The deterioration beginning in late 2000 of economies around the world was followed by a significant decline in capital expenditures of telecom carriers from 2001 throughout 2002. Capital investment expenditures of wireline telecom carriers were flat in 2003 compared with 2002.  There is still uncertainty with respect to the direction of the economy in our target markets and the telecommunications market. It is expected that capital investment of wireline telecom carriers in 2004 will be similar to the levels of 2003. In response to this trend, we have reduced the number of our employees and have focused our attention and resources on developing and marketing Corrigent’s and Spediant’s products. We will need to complete the development and further enhance these new products and attract new customers if we are to generate revenues.

E. OFF-BALANCE SHEET ARRANGEMENTS

We do not have any “off-balance sheet arrangements” as such term is defined in Item 5E of Form 20-F.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

          The following table of our material contractual obligations as of December 31, 2003 summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated

	Payment due by period ($ in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	16,238	--	16,238[1]	--	--
Operating Lease Obligations	290	--	290[2]	--	--
Purchase Obligations	700	700	--	--	--
Other Long-Term Liabilities Reflected on our Balance Sheet under U.S. GAAP	12,421	8,986[3]	--	--	3,435[4]
Total	29,649	9,686	16,528	--	3,435

[1]

This amount reflects the balance of our Convertible Subordinated Notes as of December 31, 2003. These notes were redeemed in full on March 31, 2004. On March 30, 2004, we incurred a bank loan in the principal amount of $16.0 million to finance the early redemption of the notes.

[2]

Our premises leases allow for early termination upon six months’ prior notice. Accordingly, this amount reflects lease payments for the applicable notice period. For total projected annual rent payments, see note 6b to our financial statements for the year ended December 31, 2003. The amount is presented in the 1-3 years column since this is the average life period of our lease obligations.

[3]	This amount reflects the trade payables, accrued expenses and other payables presented in our balance sheet.

[4]

This amount reflects our accrued severance pay liability. The time of its payment, in whole or in part, cannot be predicted and as such this amount is presented in the more than 5 years column. Out of this amount, $2.7 million have been previously funded by our contributions to employee plans.

          In addition, as of December 31, 2003, our contingent liability to the Office of the Chief Scientist in respect of grants received was approximately $12.0 million. This liability is required to be repaid only as royalties based on revenues derived from products whose development was funded with these grants.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       DIRECTORS AND SENIOR MANAGEMENT

          The following table sets forth certain information with respect to Orckit’s directors and executive officers.

Name	Age	Position

Eric Paneth	54	Chairman of the Board and Chief Executive Officer
Izhak Tamir	51	President and Director
Ehud Rokach	40	Chief Executive Officer of Corrigent Systems
Aviv Boim	37	Chief Financial Officer
Eran Tamir	47	Vice President Operations
Yoav Wechsler	49	Vice President, Research and Development of Corrigent Systems
Leon Bruckman	46	Vice President, Chief System Architecture of Corrigent Systems
Eli Magal	38	Vice President, Research and Development of access products
Haim Volinsky	48	Vice President, Sales and Marketing of access products
Yair Shamir	58	Outside Director
Miri Gelbman	52	Outside Director
Moshe Nir	54	Outside Director
Jed M. Arkin	40	Director
Moti Motil	51	Director

          The business experience of each of our directors and executive officers is as follows:

          Mr. Paneth has been Chairman of the Board of Directors and Chief Executive Officer of Orckit since its founding in 1990. From 1975 until 1983, Mr. Paneth was a senior engineer in the Israeli Government, and from 1985 to 1990, was a technical department head in the Israeli Government. From 1983 until 1985, he was employed by Linkabit Inc., in San Diego, California. Mr. Paneth holds an advanced engineering degree from the Israel Institute of Technology, commonly known as the Technion. Since January 2000, Mr. Paneth has been a director of Tikcro Technologies Ltd.

          Mr. I. Tamir has been President and a Director of Orckit since its founding in 1990. From 1987 until 1989, Mr. Tamir was employed by Comstream Inc., in San Diego, California. From 1985 until 1987, he was vice president of A.T. Communication Channels Ltd., a subsidiary of Bezeq. From 1978 to 1985, he was a senior engineer in the Israeli Government.  Mr. Tamir holds an engineering degree from the Technion and an M.B.A. from Tel Aviv University. Since January 2000, Mr. Tamir has been chairman of the board of directors of Tikcro Technologies Ltd.

          Mr. Rokach joined Orckit in 1992 and has served as Chief Operating Officer of Orckit since February 2000 and as Chief Executive Officer of Corrigent Systems since October 2000.  From 1998 to 2000, Mr. Rokach served as Vice President—Network Access Systems. From 1992 to 1998, Mr. Rokach held several research and development and other positions with Orckit. From 1987 to 1992, he was a senior engineer with the Israeli Government. Mr. Rokach holds an engineering degree from the Technion.

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

          Mr. E. Tamir joined Orckit as Vice President Operations in April 2000. From 1996 until 2000, Mr. E Tamir who was one of founders of Wizcom Technologies Ltd., served as vice president operations of Wizcom. From 1990 until 1996, Mr. E Tamir served as director of worldwide logistics of Indigo Ltd. From 1985 to 1990, Mr. E Tamir served as director of acquisitions of Scitex Corporation Ltd. Mr. E Tamir holds a BsCEE in machine engineering from Tel Aviv University and is a business economics graduate of the Israeli Institute for Management.

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

          Mr. Magal joined Orckit in 1995 and held various engineering management positions until becoming Vice President of research and development of access products in 2001. Mr. Magal holds a B.S. in Electrical Engineering from the Technion and an M.B.A. from Tel Aviv University.

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

          Mr. Shamir has been a Director of Orckit since October 1995. Mr. Shamir serves as the Chairman of the Board and Chief Executive Officer of VCON Telecommunications Ltd., an Israeli technology company listed on Le Nouveau Marche in France. Prior to being appointed Chairman of the Board in 2001, Mr. Shamir served as President and as one of VCON’s directors since 1997 and as its Chief Executive Officer since 1998. Since April 2000, Mr. Shamir has also served as chairman of Catalyst Investment L.P., an Israeli venture capital firm. From July 1995 through February 1997, Mr. Shamir served as the Executive Vice President of The Challenge Fund LLP, the general partner of the Challenge Fund-Etgar, L.P. From December 1993 to July 1995, he served as the Chief Executive Officer of Elite Food Industries Ltd.  Mr. Shamir served as Executive Vice President and general manager of Israel operations of Scitex Corporation Ltd. from February 1988 through December 1994. Mr. Shamir is a director of Mercury Interactive Corp., DSP Group Corporation and Poalim Capital Markets. Mr. Shamir holds a B.Sc. in Electrical Engineering from the Technion and has served on the board of governors of the Technion since 1993.

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

          Mr. Arkin has served as Chairman of PeerPressure, Inc., a company that provides peer-to-peer content protection systems, since January 2000 and as Chairman of Madah Com Communications Ltd., a spread-spectrum communications company, since January 2000.  From 1999 to 2001, he served as General Manager of merchant banking for Oscar Gruss & Son, a New York-based investment bank.  From 1995 to 1998, Mr. Arkin served as Vice President of The Challenge Fund, an Israeli venture capital firm. He holds a B.A. from St. John’s College in Annapolis, Maryland, an M.B.A. from Harvard Business School and a J.D. from Harvard Law School.

          There are no family relationships between any of our directors or executive officers. There are no arrangements or understandings between any of our directors or executive officers and any other person pursuant to which our directors or executive officers were selected.

B.       COMPENSATION

          The aggregate direct remuneration paid by Orckit to all persons as a group (14 persons) who served in the capacity of director or executive officer in 2003 was approximately $ 2.1 million, which includes $ 380,000 of pension, retirement or similar benefits, expenses reimbursed (including professional and other business association dues and expenses) and other fringe benefits. In 2003, we granted to this group options to purchase an aggregate of 100,000 ordinary shares under the Orckit Israeli Share Incentive Plan. These options have vesting periods of four years and an exercise price of $3.30 per share, which represented the market price of our ordinary shares on the date of grant.

C.       BOARD PRACTICES

Nasdaq Requirements

          Under the listing requirements of the Nasdaq Stock Market, we are required to have an audit committee, all of whose members are “independent” as defined in Nasdaq’s rules. Five out of the seven members of our board of directors, namely, Messrs. Shamir, Arkin, Gelbman, Nir and Motil, are independent directors under the Nasdaq requirements. Messrs. Shamir, Gelbman, Nir and Motil are the sole members of our audit committee.

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

Outside Directors

          Qualifications of Outside Directors

          Under the Israeli Companies Law, companies incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel are required to appoint at least two outside directors. Pursuant to our articles of association, we may appoint up to three outside directors. The Companies Law provides that a person may not be appointed as an outside director if the person or the person’s relative, partner, employer or any entity under the person’s control has, as of the date of the person’s appointment to serve as an outside director, or had, during the two years preceding that date, any affiliation with:

•	the company;

•	any entity controlling the company; or

•	any entity controlled by the company or by its controlling entity.

The term affiliation includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

•	service as an office holder, excluding service as an office holder during the three-month period in which the company first offers its shares to the public.

          The Companies Law defines the term “office holder” of a company to include a director, the chief executive officer and any officer of the company who reports directly to the chief executive officer.

          No person can serve as an outside director if the person’s position or other business creates, or may create, a conflict of interest with the person’s responsibilities as an outside director or may otherwise interfere with the person’s ability to serve as an outside director.

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

Election of Outside Directors

          Outside directors are elected at meetings of shareholders by a vote of the holders of at least 66-2/3% of the ordinary shares voting thereon, provided that either:

•	at least one third of the shares of non-controlling shareholders voted at the meeting vote in favor of the outside director’s election; or

•	the total number of shares of non-controlling shareholders that voted against the election of the outside director does not exceed one percent of the aggregate voting rights in the company.

          The initial term of an outside director is three years and may be extended for an additional three years. Outside directors may be removed from office only by a vote of the holders of at least 66-2/3% of the ordinary shares voting thereon, or by a court, and only if the outside directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company’s board of directors that exercises a power of the board of directors is required to include at least one outside director, except for the audit committee, which is required to include all the outside directors. Our outside directors are: Mr. Shamir, who was re-elected to a second three-year term in 2003, and Ms. Gelbman and Mr. Nir, who were elected in 2002.

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

Audit Committee

Israeli Companies Law Requirements

          Under the Israeli Companies Law, our board of directors is required to appoint an audit committee, comprised of at least three directors, including all of the outside directors, but excluding:

•	the chairman of our board of directors;

•	a controlling shareholder or a relative of a controlling shareholder; and

•	any director employed by us or who provides services to us on a regular basis.

          The role of the audit committee is to identify flaws in the management of our business, including in consultation with the internal auditor and our independent accountants, to suggest remedial measures  and to approve specified related party transactions. Our audit committee consists of Mr. Yair Shamir, Mr. Moshe Nir, Ms. Miri Gelbman and Mr. Moti Motil.

Nasdaq Requirements

          We have adopted an audit committee charter as required by the Nasdaq rules. Our audit committee assists the board of directors in fulfilling its responsibility for oversight of the quality and integrity of our accounting, auditing and financial reporting practices and financial statements and the independence qualifications and performance of our independent auditors. The audit committee also has the authority and responsibility to oversee our independent auditors, to recommend for shareholder approval the appointment and, where appropriate, replacement of our independent auditors and to pre-approve audit fees and all permitted non-audit services and fees.

Approval of Related Party Transactions

          Under the Companies Law and the rules of Nasdaq, the approval of the audit committee is required to effect specified related-party transactions. Under the Companies Law, the audit committee may not approve an action or a transaction with related parties or with its office holders unless at the time of approval at least two outside directors are serving as members of the audit committee and at least one of whom was present at the meeting in which any approval was granted.

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

          The Companies Law defines the term “interested party” to include a person who:

•	holds 5% or more of our outstanding share capital or voting rights;

•	has the right to appoint one or more directors or the general manager; or

•	who serves as a director or as the general manager.

Approval of Specified Related Party Transactions Under Israeli Law

Fiduciary Duties of Office Holders

          The Israeli Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means to obtain:

•	information on the advisability of a given action brought for his approval or performed by him by virtue of his position; and

•	all other important information pertaining to these actions.

The duty of loyalty of an office holder includes a duty to:

•	refrain from any conflict of interest between the performance of his duties for the company and the performance of his other duties or his personal affairs;

•	refrain from any activity that is competitive with the company;

•	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

•	disclose to the company any information or documents relating to a company’s affairs which the office holder has received due to his position as an office holder.

Disclosure of Personal Interest of an Office Holder

          The Israeli Companies Law requires that an office holder of a company disclose to the company any personal interest that he may have and all related material information known to him, in connection with any existing or proposed transaction by the company. The disclosure is required to be made promptly and in any event no later than the board of directors meeting in which the transaction is first discussed. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by:

•	the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of these people; or

•	any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he has the right to appoint at least one director or the general manager.

Under Israeli law, an extraordinary transaction is a transaction that is:

•	not in the ordinary course of business;

•	not on market terms; or

•	likely to have a material impact of the company’s profitability, assets or liabilities.

          Once an office holder complies with the above disclosure requirement, the board of directors may approve a transaction between the company and an office holder, or a third party in which an office holder has a personal interest. A transaction that is adverse to the company’s interest may not be approved.

          If the transaction is an extraordinary transaction, approval of both the audit committee and the board of directors is required, in that order. Under specific circumstances, shareholder approval may also be required. A director who has a personal interest in a proposed extraordinary transaction which is considered at a meeting of the board of directors or the audit committee may not be present at this meeting or vote on this matter, unless a majority of the members of the board of directors or the audit committee, as the case may be, has a personal interest in the matter. If a majority of members of the board of directors have a personal interest therein, shareholder approval is also required.

Disclosure of Personal Interests of a Controlling Shareholder

          Under the Israeli Companies Law, the disclosure requirements which apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights, but excluding a shareholder whose power derives solely from his or her position on the board of directors or any other position with the company.  Extraordinary transactions with a controlling shareholder or with a third party in which a controlling shareholder has a personal interest, and the terms of engagement of a controlling shareholder as an office holder or employee, require the approval of the audit committee, the board of directors and the shareholders of the company, in that order. The shareholder approval must be by a majority of the shares voted on the matter, provided that either:

•	at least one-third of the shares of shareholders who have no personal interest in the transaction and who vote on the matter vote in favor thereof; or

•	the shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than one percent of the voting rights in the company.

          For information concerning the direct and indirect personal interests of our office holders and principal shareholders in specified transactions with us, see Item 7A of this Annual Report.

D.      EMPLOYEES

          The numbers and breakdowns of our employees as of the end of the past three years are set forth in the following table:

	As of December 31,

	2001	2002	2003

Numbers of employees by geographic location
Israel	210	172	157
United States	6	11	11
Elsewhere	0	0	2

Total workforce	216	183	170

	As of December 31,

	2001	2002	2003

Numbers of employees by category of activity
MIS, finance and administration	43	45	32
Research and development	113	103	118
Manufacturing, testing and quality assurance	39	18	4
Sales and marketing	21	17	16

Total workforce	216	183	170

          We had fewer employees as of December 31, 2002 than in December 31, 2001 as a result of reduction of the number of employees in operations, R&D and sales and marketing due to the deterioration of economies around the world and decrease in revenues from our legacy DSL business. On December 31, 2003 the number of employees was similar to December 31, 2002 as there was no substantial change in the scope of research and development, marketing and accompanying activities.

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

          Israeli labor laws and regulations are applicable to all of our employees in Israel. The laws principally concern matters such as paid annual vacation, paid sick days, the length of the workday, payment for overtime, insurance for work-related accidents, severance pay and other conditions of employment. Israeli law generally requires severance pay, which may be funded, in whole or in part, by Managers’ Insurance described below, in certain circumstances, including the retirement or death of an employee or termination of employment without cause, as defined under Israeli law. The payments thereto amount to approximately 8.3% of wages. Furthermore, Israeli employees are required to pay predetermined sums to the National Insurance Institute. The payments to the National Insurance Institute are approximately 16% of wages of which the employee contributes approximately 66% and the employer contributes approximately 34%.

          A general practice followed by Orckit, although not legally required, is the contribution of funds on behalf of most of its employees to a fund known as Managers’ Insurance. This fund provides employees with a lump sum payment upon retirement or with payments on account of severance pay, if legally entitled, upon termination of employment. Each employee who agrees to participate in the Managers’ Insurance plan contributes an amount equal to 5% of such employee’s base salary and the employer contributes approximately 15% of such salary, which 15% includes the 8.3% for severance pay.

E.       SHARE OWNERSHIP

          As of March 31, 2004, Messrs. Eric Paneth and Izhak Tamir, each, directly or through a wholly owned company, beneficially owns 751,771 ordinary shares, or 16.7% of our ordinary shares, including (i) options to purchase 18,750 of our ordinary shares at no exercise price per share and (ii) the right to purchase 140,000 shares from us, at any time or from time to time in one or more purchases, until February 2005. The purchase price for the ordinary shares under such right to purchase will be equal to the average closing price of our ordinary shares on Nasdaq over the ten trading days immediately preceding the purchase date, plus a premium of 10%. Except for Messrs. Paneth and Tamir, none of our executive officers or directors beneficially owns 1% or more of our outstanding ordinary shares.

          At December 31, 2003, outstanding options to purchase a total of 674,639 ordinary shares were granted by us pursuant to our share incentive plan, of which options to purchase a total of 336,703 ordinary shares were held by our directors and officers (14 persons) as a group. Our share incentive plan is administered by an option committee of our board of directors, which is empowered, among other things, to recommend to our board of directors the optionees, dates of grant and the exercise price of options. Unless otherwise decided by our board of directors or the option committee, options granted under the share incentive plan are non-assignable except by the laws of descent. The outstanding options are exercisable at purchase prices which range from $0 to $60 per share, vest mainly over up to periods of five years, and have expiration dates which range from 2004 to 2012.

          In January 2003, our board of directors adopted the “Orckit Communications Ltd. 2003 Subsidiary Employee Share Incentive Plan”. Shares issued pursuant to this plan are issued to employees and consultants of our majority-owned subsidiaries for no consideration and are subject to reverse vesting. Unvested shares issued pursuant to this plan may be reacquired by us under certain circumstances or may be exchanged for shares or options of the applicable subsidiary under certain circumstances at the election of Orckit or the employees. Our directors are not entitled to participate in this plan. During 2003, 60,000 shares were forfeited and 540,000 shares were exchanged for options to purchase shares of subsidiaries.

          Subject to the approval of the Board of Directors of Orckit, Corrigent and Spediant, as the case may be, and based on the relative fair market value of each of the relevant companies, options granted by Corrigent and Spediant may be exercised for securities of Orckit. Each of Corrigent and Spediant has granted or reserved options representing approximately 30% of its fully diluted equity. See Item 4.A for further information with respect to the Corrigent and Spediant Stock Option Plan.

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS

          To our knowledge, (A) we are not directly or indirectly owned or controlled (i) by another corporation or (ii) by any foreign government and (B) there are no arrangements, the operation of which may at a subsequent date result in a change in control of Orckit.

          As of March 31, 2004, each of Eric Paneth and Izhak Tamir beneficially owns 16.7% of our ordinary shares and collectively beneficially own approximately 32.2% of our ordinary shares. Accordingly, Messrs. Paneth and Tamir, if they voted together, may have the power to control the outcome of matters submitted to a vote of our shareholders, including the approval of significant change of control transactions.

          The following table sets forth, as of March 31, 2004, the number of our ordinary shares, which constitute our only voting securities, beneficially owned by (i) all shareholders known to us to own more than 5% of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group. The voting rights of all major shareholders are the same. As of March 31, 2004, 4,348,386 of our ordinary shares were outstanding.

Identity of Person or Group	Amount Owned		Percent of Class

Eric Paneth (1)	751,771		16.7%
Izhak Tamir (2)	751,771		16.7%
Hermes Investment Management, Ltd.(3)	278,000		6.4%
All directors and executive officers as a group (14 persons)	1,598,370	(4)	33.6%

(1)(2)

Includes, in the case of each of Messrs. Tamir and Paneth: (i) 18,750 ordinary shares issuable upon the exercise of options that are currently vested or vest within the next 60 days and (ii) the right to purchase 140,000 shares from us, at any time or from time to time in one or more purchases until February 2005. Under such right to purchase, the purchase price for the ordinary shares will be equal to the average closing price of our ordinary shares on Nasdaq over the ten trading days immediately preceding the purchase date, plus a premium of 10%. As discussed in Item 6.E, securities held by Messrs. Tamir and Paneth of Corrigent may be exercised for shares of Orckit under certain circumstances.

(3)

Information is derived from a Schedule 13G, dated November 26, 2003, of BT Pension Scheme, Royal Mail Pension Plan and Hermes Investment Management, Ltd. filed with the Securities and Exchange Commission.

(4)

Includes 132,328 ordinary shares which may be purchased pursuant to options exercisable within sixty days following March 31, 2004.  As discussed in Item 6.E, securities of Corrigent and Spediant held by directors and executive officers of Orckit may be exercised for shares of Orckit.

          As of March 31, 2004, there were 35 holders of record of our ordinary shares in the United States who collectively held approximately 70%of our outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

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

B.       RELATED PARTY TRANSACTIONS

Founding Agreements for Corrigent Systems and Spediant Systems

          In connection with the founding of Corrigent Systems and Spediant Systems, we entered into founding agreements with these subsidiaries established to undertake our new technology projects. Pursuant to these founding agreements, Orckit contributed and transferred to each subsidiary a team of employees and applicable assets and liabilities related to early stage initiation and development in the business area of each of the technology projects which were conducted prior to such founding. Under the founding agreements, the subsidiaries assumed all employment-related obligations, accrued benefits and severance pay of our employees who have become employees of the subsidiaries.In 2003, Orckit continued to fund Corrigent and Spediant. Certain of our directors, officers and employees have previously been granted securities in Corrigent and Spediant with a nominal exercise price.

Loan Agreement

          As part of the plan of separation relating to the spin-off of Tikcro, we loaned to Tikcro $20 million. This loan bore interest at a rate of approximately 6% per annum and was required to be repaid by March 1, 2005. In February 2002, Tikcro announced that it had entered into a set of agreements with ST Microelectronics, pursuant to which it was to receive certain funding. In 2002, we were repaid $13.0 million of the principal of this loan and accrued interest due in the amount of $2.9 million. In May 2003, Tikcro announced the closing of an asset purchase agreement pursuant to which ST Microelectronics acquired all of Tikcro’s assets. After the closing of that transaction, Tikcro paid us the remaining amount outstanding under the loan.

Clal Electronics Industries Ltd.

          In January 2003, we retired $12.5 million principal amount of our convertible subordinated notes and repurchased 616,590 of our ordinary shares held by Clal for aggregate consideration of $14.7 million.

Tikcro Management Agreement

          Following the sale of Tikcro’s business to STMicroelectronics in April 2003, we agreed to provide Tikcro administrative services. For the services rendered in 2003, Tikcro paid us $50,000.

Siliquent Technologies

          In October 2001, one of our technology projects, Siliquent Technologies, a provider of technology for the storage network applications industry, raised $10.0 million in equity financing from third parties. Certain of our directors, officers and employees had previously been granted securities in Siliquent with a nominal exercise price. In 2003 we participated in follow on investment rounds in Siliquent and increased our investment by $1.4 million. Orckit’s ownership interest in Siliquent is immaterial.

          We believe that any transactions involving affiliated parties were on terms no less favorable to us than could be obtained with non-affiliated parties.

C.      INTERESTS OF EXPERTS AND COUNSEL

          Not applicable

ITEM 8.          FINANCIAL INFORMATION

          See Item 18.

ITEM 9.          THE OFFER AND LISTING

A.       OFFER AND LISTING DETAILS

          Our ordinary shares are quoted on the Nasdaq Stock Market and The Tel Aviv Stock Exchange under the symbol ORCT.  The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported on the Nasdaq Stock Market. The price per share of our ordinary shares has been retroactively adjusted to reflect the one-for-five reverse share split effective as of November 27, 2002 and the spin-off of Tikcro on June 30, 2000, based on the ratio of our share price to Tikcro’s share price on that date. This ratio allocated 44% of the price to Orckit and 56% to Tikcro.

Calendar Year	Price Per Share

	High	Low

2003	$23.60	$2.95
2002	$21.60	$2.70
2001	$21.25	$5.40
2000	$203.95	$10.00
1999	$85.55	$30.25

Calendar Period	Price Per Share

	High	Low

2004
First Quarter	$23.00	$14.45
2003
First Quarter	$7.10	$2.95
Second Quarter	$10.04	$6.50
Third Quarter	$9.25	$6.65
Fourth Quarter	$23.60	$7.32
2002
First Quarter	$21.60	$9.65
Second Quarter	$10.25	$4.75
Third Quarter	$5.80	$3.10
Fourth Quarter	$4.70	$2.70

Calendar Month	Price Per Share

	High	Low

2004
March	$16.71	$14.45
February	$18.99	$14.92
January	$23.00	$17.25
2003
December	$20.69	$16.21
November	$23.60	$13.92
October	$15.15	$7.32

          The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported on the Tel Aviv Stock Exchange.

Calendar Year	Price Per Share

	High	Low

2003	$23.38	$3.55

Calendar Period	Price Per Share

	High	Low

2004
First Quarter	$23.64	$15.07

2003
First Quarter	$7.14	$3.55
Second Quarter	$10.58	$6.86
Third Quarter	$9.25	$7.00
Fourth Quarter	$23.38	$7.88

Calendar Month	Price Per Share

	High	Low

2004
March	$16.67	$15.07
February	$18.78	$15.27
January	$23.64	$18.78
2003
December	$20.86	$16.82
November	$23.96	$14.77
October	$14.98	$7.88

          The share prices as presented above in US dollars were originally denominated in New Israeli Shekels and were converted to US dollars using the average exchange rate between the US dollar and the New Israeli Shekels for the presented period.

          The trading of our shares on the TASE in 2002 was insignificant and accordingly, we do not believe sales price information with respect to the limited trading of our ordinary shares on TASE in 2002 is meaningful.

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

Transfer of Shares and Notices

          Fully paid ordinary shares may be freely transferred pursuant to our articles of association unless the transfer is restricted or prohibited by another instrument. Unless otherwise prescribed by law, we will provide at least 21 calendar days’ prior notice of any general shareholders meeting.

Dividend and Liquidation Rights

          Dividends on our ordinary shares may be paid only out of profits and other surplus, as defined in the Companies Law, as of our most recent financial statements or as accrued over a period of two years, whichever is higher. Our board of directors, with the approval of our audit committee, is authorized to declare dividends, provided that there is no reasonable concern that the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to their respective holdings. These dividend and liquidation rights may be affected by the grant of preferential dividends or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Voting, Shareholders’ Meetings and Resolutions

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

          The quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent between them at least 25% of the outstanding voting shares, unless otherwise required by applicable rules. Nasdaq generally requires a quorum of 33-1/3%, but we have received an exemption from that requirement based on the generally accepted business practice for companies in Israel to have a quorum requirement of 25%. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the chairman may designate with the consent of a majority of the voting power represented at the meeting and voting on the matter adjourned. At such reconvened meeting the required quorum consists of any two members present in person or by proxy, unless otherwise required by applicable rules. Pursuant to the requirements of Nasdaq, unless we obtain a further exemption from Nasdaq, the quorum required for any such adjourned meetings will be 25%.

Duties of Shareholders

          Under the Companies Law, each and every shareholder has a duty to act in good faith in exercising his rights and fulfilling his obligations towards Orckit and other shareholders and to refrain from abusing his power in Orckit, such as in voting in the general meeting of shareholders on the following matters:

•	any amendment to the articles of association;

•	an increase of our authorized share capital;

•	a merger; or

•	approval of certain actions and transactions which require shareholder approval.

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

Anti-Takeover Provisions; Mergers and Acquisitions

          The Israeli Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to a merger have the transaction approved by its board of directors and a vote of the majority of its shares, at a shareholders’ meeting called on at least 21 days’ prior notice. For purposes of the shareholder vote, unless a court rules otherwise, the statutory merger will not be deemed approved if a majority of the shares present that are held by parties other than the other party to the merger, or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party, vote against the merger. Upon the request of a creditor of either party of the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least 70 days have passed from the time that the requisite proposal for the merger has been filed by each party with the Israeli Registrar of Companies.

          The Companies Law also provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company and there is no existing 25% or greater shareholder in the company. An acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company and there is no existing majority shareholder in the company. These requirements do not apply if the acquisition is made in a private placement. If following any acquisition of shares, the acquiror will hold 90% or more of the company’s shares, the acquisition may not be made other than through a tender offer to acquire all of the shares of such class.  If more than 95% of the outstanding shares are tendered in the tender offer, all the shares that the acquiror offered to purchase will be transferred to it. However, the remaining minority shareholders may seek to alter the consideration by court order.

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

          Each right initially will entitle shareholders to buy one-half of one of our ordinary shares for $65.00. The rights generally will be exercisable and transferable apart from our ordinary shares only if a person or group becomes an “acquiring person” by acquiring beneficial ownership of 15% or more of our ordinary shares, subject to certain exceptions set forth in the rights plan, or commences a tender or exchange offer upon consummation of which such person or group would become an “acquiring person.” Subject to certain conditions described in the rights plan, once the rights become exercisable, the holders of rights, other than the acquiring person, will be entitled to purchase ordinary shares at a discount from the market price.

          The rights will expire on December 31, 2011 and are generally redeemable by our board of directors, at $0.01 per right, at any time until the tenth business day following public disclosure that a person or group has become an “acquiring person.”

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

Modification of Class Rights

          Our articles of association provide that the rights attached to any class (unless otherwise provided by the terms of that class), such as voting, rights to dividends and the like, may be varied by a shareholders’ resolution, subject to the sanction of a resolution passed by a majority of the holders of the shares of that class at a separate class meeting.

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

Insurance of Office Holders

          Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into an insurance contract which would provide coverage for any monetary liability incurred by any of our office holders, with respect to an act performed in the capacity of an office holder for:

•	a breach of his duty of care to us or to another person;

•	a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

•	a financial liability imposed upon him in favor of another person.

          We obtained liability insurance covering our officers and directors.

Indemnification of Office Holders

          Our articles of association provide that we may indemnify an office holder against the following obligations and expenses imposed on the office holder with respect to an act performed in the capacity of an office holder:

•	a financial obligation imposed on him in favor of another person by a court judgment, including a settlement judgment or an arbitrator’s award approved by the court; and

•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or which the office holder was ordered to pay by a court in connection with:

	•	proceedings we institute against him or that are instituted on our behalf or by another person;

	•	a criminal charge from which he is acquitted; or

	•	a criminal proceeding in which he is convicted of an offense that does not require proof of criminal intent.

          Our articles of association also include provisions:

•

authorizing us to undertake in advance to indemnify an office holder as described above, provided that the undertaking is limited to those types of events which our board of directors deems to be anticipated when the undertaking is given and to an amount determined by our board of directors to be reasonable under the circumstances; and

•	authorizing us to retroactively indemnify an officer or director.

Limitations on Exculpation, Insurance and Indemnification

          The Israeli Companies Law provides that a company may not exculpate or indemnify an office holder, or enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

•

a breach by the office holder of his duty of loyalty unless, with respect to insurance coverage, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach by the office holder of his duty of care if the breach was committed intentionally or recklessly;

•	any act or omission committed with the intent to derive an illegal personal benefit; or

•	any fine imposed on the office holder.

          In addition, under the Companies Law, exculpation of, indemnification of, and procurement of insurance coverage for our office holders must be approved by our audit committee and our board of directors and, if the beneficiary is a director, by our shareholders.

          Our articles of association also provide that, subject to the provisions of applicable law, we may procure insurance for or indemnify any person who is not an office holder, including without limitation, any of our employees, agents, consultants or contractors.

C.       MATERIAL CONTRACTS

          None

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

United States

        The following summary describes the material U.S. federal income tax consequences to “U.S. Holders” (as defined below) arising from the purchase, ownership and disposition of our ordinary shares. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the final, temporary and proposed U.S. Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. This summary is addressed only to holders that are U.S. citizens, individuals resident in the United States for U.S. federal income tax purposes, domestic U.S. corporations, estates the income of which is subject to U.S. federal income tax regardless of the source of their income and any trust if either:

•	a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all the substantial decisions of the trust, or

•	the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person (collectively, "U.S. Holders").

        This summary does not consider all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders by reason of their particular circumstances, including potential application of the alternative minimum tax, or any aspect of state, local or non-U.S. federal tax laws. In addition, this summary is directed only to U.S. Holders that hold ordinary shares as capital assets and does not address the considerations that may be applicable to particular classes of U.S. Holders, including financial institutions, insurance companies, broker-dealers, tax-exempt organizations, holders whose functional currency is not the U.S. Dollar, holders of ordinary shares as part of a “straddle,” “hedge” or “conversion transaction,” holders, directly, indirectly or through attribution, of 10% or more of our outstanding ordinary shares and persons who own ordinary shares through a partnership or other pass-through entity.

        Each U.S. Holder should consult with his, her or its own tax advisor as to the particular tax consequences to him, her or it of the purchase, ownership and sale of ordinary shares, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Sale or Exchange of Ordinary Shares

        Subject to the discussion below under “Passive Foreign Investment Company Status,” a U.S. Holder’s sale or exchange of ordinary shares generally will result in the recognition by such U.S. Holder of capital gain or loss in an amount equal to the difference between the U.S. Dollar value of the amount realized and the U.S. Holder’s tax basis in the ordinary shares sold. This gain or loss will be long-term capital gain or loss if the ordinary shares sold have been held for more than one year at the time of the sale or exchange. If the U.S. Holder’s holding period on the date of the sale or exchange is one year or less, such gain or loss will be a short-term capital gain or loss. See “—Israel—Capital Gains Tax” for a discussion of taxation by Israel of capital gains realized on sales of capital assets. Any capital loss realized upon the sale, exchange or other disposition of ordinary shares generally is deductible only against capital gains and not against ordinary income, except that in the case of non-corporate U.S. Holders, a capital loss is deductible to the extent of capital gains plus ordinary income up to $3,000. In general, any capital gain recognized by a U.S. Holder upon the sale or exchange of ordinary shares will be treated as U.S.-source income for U.S. foreign tax credit purposes. Under the tax treaty between the United States and Israel, gain derived from the sale, exchange or other disposition of ordinary shares by a U.S. Holder who is a resident of the United States for purposes of the treaty and who sells the ordinary shares within Israel may be treated as foreign-source income for U.S. foreign tax credit purposes.

        A U.S. Holder’s tax basis in his, her or its ordinary shares generally will be the purchase price paid therefor by such U.S. Holder. The holding period of each ordinary share owned by a U.S. Holder will commence on the day following the date of the U.S. Holder’s purchase of such ordinary share and will include the day on which the ordinary share is sold by such U.S. Holder.

        In the case of a U.S. Holder who uses the cash basis method of accounting and who receives NIS in connection with the sale or other taxable disposition of ordinary shares, the amount realized will be based on the “spot rate” (as defined below under the heading “Treatment of Distributions”) as determined on the settlement date of such sale or other taxable disposition. If such U.S. Holder subsequently converts NIS into U.S. Dollars at a conversion rate other than the spot rate in effect on the settlement date, he, she or it would have a foreign currency exchange gain or loss treated as ordinary income or loss for U.S. federal income tax purposes. A U.S. Holder who uses the accrual method of accounting may elect the same treatment required of cash method taxpayers with respect to a sale or other taxable disposition of ordinary shares, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the U.S. Internal Revenue Service. If an accrual method U.S. Holder does not elect to be treated as a cash method taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may be deemed to have realized an immediate foreign currency gain or loss for U.S. federal income tax purposes in the event of any difference between the U.S. Dollar value of the NIS on the date of sale or other taxable disposition and the settlement date. Any such currency gain or loss would be treated as ordinary income or loss and would be subject to tax in addition to any gain or loss recognized by such U.S. Holder on the sale or other taxable disposition of ordinary shares.

Treatment of Distributions

        For U.S. federal income tax purposes, the gross amount of any distributions (other than a distribution in liquidation or a distribution in redemption of stock that is treated as an exchange), including the amount of any Israeli taxes withheld therefrom, paid to a U.S. Holder with respect to his, her or its ordinary shares, generally will be treated as a dividend to the extent that the distribution does not exceed such U.S. Holder’s share of our current or accumulated earnings and profits, as determined based on U.S. federal tax principles. Such dividends will not be eligible for the dividends received deduction allowed to U.S. corporations under Section 243 of the Code. The amount of any distribution that exceeds such U.S. Holder’s share of our current and accumulated earnings and profits will be treated first as a non-taxable return of the U.S. Holder’s tax basis in his, her or its ordinary shares to the extent thereof and then as gain from the sale of ordinary shares. The maximum U.S. federal income tax rate on certain dividends paid to individuals through 2008 recently was reduced to 15%. This reduced rate generally will not apply, however, to dividends paid by us if we are treated as a passive foreign investment company in the year the dividends are paid or in the prior year. See the discussion below under the heading “Passive Foreign Investment Company Status.” U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax rate that will be applicable to their receipt of any dividends paid with respect to our ordinary shares.

        Dividends paid in NIS must be included in income in a U.S. Dollar amount based on the “spot rate” of exchange in effect on the date the distribution is includable in the U.S. Holder’s income, regardless of whether the payment is in fact converted into U.S. Dollars. The “spot rate” generally refers to a rate that reflects a fair market rate of exchange available to the public for currency under a “spot contract” in a free market and involving representative amounts. A “spot contract” is a contract to buy or sell a currency no more than two business days following the date of the execution of the contract. If a spot rate cannot be demonstrated, the U.S. Internal Revenue Service has the authority to determine the spot rate. U.S. Holders will have a tax basis in the NIS for U.S. federal income tax purposes equal to such U.S. Dollar amount. Any subsequent gain or loss on NIS arising from exchange rate fluctuations during the period from the date a U.S. Holder includes the dividend in income to the date such U.S. Holder converts the payment to U.S. Dollars will be taxable as ordinary income or loss and will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

        Dividends with respect to our ordinary shares will constitute “portfolio income” for purposes of the limitation on the use of passive activity losses, and thus generally may not be offset by passive activity losses, and also generally will be treated as “investment income” for purposes of the limitation on the deduction of investment interest expense Dividends with respect to ordinary shares also generally will be classified as foreign source “passive income” for purposes of computing the foreign tax credit limitation. Foreign income taxes exceeding the credit limitation for the year of payment or accrual may be carried back for two taxable years and forward for five taxable years in order to reduce U.S. federal income taxes, subject to the credit limitation applicable in each of those years. Subject to certain conditions and limitations, any Israeli withholding tax imposed on such dividends generally will be eligible for credit against the recipient U.S. Holder’s U.S. federal income tax liability or, at the U.S. Holder’s election, may be claimed as a deduction against income in determining such tax liability. The calculation of allowable foreign tax credits and, in the case of a U.S. Holder that elects to deduct foreign taxes, the availability of deductions for foreign taxes paid involve the application of complex rules that depend on a U.S. Holder’s particular circumstances. Accordingly, U.S. Holders should consult their own tax advisors regarding their eligibility for foreign tax credits or deductions.

Passive Foreign Investment Company Status

        Generally, a foreign corporation is treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for any tax year if, in such tax year, either (i) 75% or more of its gross income, including its pro rata share of the gross income of any company in which it owns 25% or more of the shares by value, is passive in nature (the “Income Test”), or (ii) the average percentage of its assets during such tax year, including its pro rata share of the assets of any company in which it owns 25% or more of the shares by value, which produce, or are held for the production of, passive income (determined by averaging the percentage of the fair market value of its total assets which are passive assets as of the end of each quarter of such year) is 50% or more (the “Asset Test”). While we do not believe that we were a PFIC for any tax year prior to 2001, it is likely that we would be deemed to have been a PFIC for 2001, 2002 and 2003.

        There is no definitive method prescribed in the Code, U.S. Treasury Regulations or administrative or judicial interpretations thereof for determining the value of a foreign corporation’s assets for purposes of the Asset Test. The legislative history of the U.S. Taxpayer Relief Act of 1997 (the “1997 Act”), however, indicates that for purposes of the Asset Test, “the total value of a publicly-traded foreign corporation’s assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities.” It is unclear under current interpretations of the 1997 Act whether other valuation methods could be employed to determine the value of our assets. Under the approach set forth in the legislative history to the 1997 Act, we would be deemed to have been a PFIC for 2001, 2002 and 2003, principally because (a) a significant portion of our assets continued to consist of cash, cash equivalents and short- and long-term investments from the remaining proceeds of our offerings, and (b) the public market value of our ordinary shares was lower in 2001, 2002 and 2003 than in previous years.

        If we are treated as a PFIC for U.S. federal income tax purposes for any year during a U.S. Holder’s holding period of ordinary shares and the U.S. Holder does not make a QEF Election or a “mark-to-market ” election (both as described below):

•	“Excess distributions” by us to a U.S. Holder would be taxed in a special way. “Excess distributions” with respect to any U.S. Holder are amounts received by such U.S. Holder with respect to our ordinary shares in any tax year that exceed 125% of the average distributions received by such U.S. Holder from us during the shorter of (i) the three previous years, or (ii) such U.S. Holder’s holding period of our ordinary shares before the then-current tax year. Excess distributions must be allocated ratably to each day that a U.S. Holder has held our ordinary shares. Thus, a U.S. Holder must report amounts allocated to the current tax year as ordinary income for that year, pay tax on amounts allocated to each prior tax year in which we were a PFIC at the highest rate on ordinary income in effect for such prior year and pay an interest charge at the rate applicable to deficiencies for income tax.

•	The entire amount of any gain realized by a U.S. Holder upon the sale or other disposition of our ordinary shares also would be treated as an “excess distribution” subject to tax as described above.

•	The tax basis in ordinary shares acquired from a decedent who was a U.S. Holder would not receive a step-up to fair market value as of the date of the decedent’s death, but would instead be equal to the decedent’s basis, if lower.

        Although we generally will be treated as a PFIC as to any U.S. Holder if we are a PFIC for any year during the U.S. Holder’s holding period, if we cease to satisfy the requirements for PFIC classification, the U.S. Holder may avoid the consequences of PFIC classification for subsequent years if he elects to recognize gain based on the unrealized appreciation in the ordinary shares through the close of the tax year in which we cease to be a PFIC.

        A U.S. Holder who beneficially owns shares of a PFIC must file Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with the U.S. Internal Revenue Service for each tax year in which he, she or it holds shares in a PFIC. This form describes any distributions received with respect to these shares and any gain realized upon the disposition of these shares.

        For any tax year in which we are treated as a PFIC, a U.S. Holder may elect to treat his, her or its ordinary shares as an interest in a qualified electing fund (a “QEF Election”), in which case the U.S. Holder would be required to include in income currently his, her or its proportionate share of our earnings and profits in years in which we are a PFIC regardless of whether distributions of our earnings and profits are actually made to the U.S. Holder. Any gain subsequently recognized by the U.S. Holder upon the sale of his, her or its ordinary shares, however, generally would be taxed as capital gain and the denial of the basis step-up at death described above would not apply.

        A U.S. Holder may make a QEF Election with respect to a PFIC for any tax year of the U.S. Holder. A QEF Election is effective for the tax year in which the election is made and all subsequent tax years of the U.S. Holder. Procedures exist for both retroactive elections and the filing of protective statements. A U.S. Holder making the QEF Election must make the election on or before the due date, as extended, for the filing of the U.S. Holder’s income tax return for the first tax year to which the election will apply. We will provide to each U.S. Holder, upon request, the tax information required to make a QEF Election and to make subsequent annual filings.

        As an alternative to a QEF Election, a U.S. Holder generally may elect to mark his ordinary shares to market annually, recognizing ordinary income or loss (subject to certain limitations) equal to the difference, as of the close of the tax year, between the fair market value of his, her or its ordinary shares and the adjusted tax basis of such shares. Losses would be allowed only to the extent of net mark-to-market gain accrued under the election. If a mark-to-market election with respect to ordinary shares is in effect on the date of a U.S. Holder’s death, the normally available step-up in tax basis to fair market value will not be available. Rather, the tax basis of the ordinary shares in the hands of a U.S. Holder who acquired them from a decedent will be the lesser of the decedent’s tax basis or the fair market value of the ordinary shares. Once made, a mark-to-market election generally continues unless revoked with the consent of the U.S. Internal Revenue Service.

        The implementation of many aspects of the Code’s PFIC rules requires the issuance of regulations which in many instances have yet to be promulgated and which may have retroactive effect. We cannot be sure that any of these regulations will be promulgated or, if so, what form they will take or what effect they will have on the foregoing discussion.

        Accordingly, and due to the complexity of the PFIC rules, U.S. Holders should consult their own tax advisors regarding our status as a PFIC for 2003 and any prior and subsequent years the eligibility, manner and advisability of making a QEF Election or a mark-to-market election, and the effect of these elections on the calculation of the amount of foreign tax credit that may be available to a U.S. Holder.

Information Reporting and Backup Withholding

        Any dividends paid on the ordinary shares to U.S. Holders may be subject to U.S. federal tax information reporting requirements and the U.S. backup withholding tax (currently 30% through 2003, but scheduled for reduction to 29% for 2004-2005 and 28% for 2006 and later years). In addition, the proceeds of a U.S. Holder’s sale of ordinary shares may be subject to tax information reporting and the U.S. backup withholding tax. Backup withholding will not apply if the U.S. Holder (i) is a corporation or other exempt recipient, or (ii) the U.S. Holder provides a U.S. taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with any applicable backup withholding requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax, provided the required information is furnished to the U.S. Internal Revenue Service.

Israel

        The following discussion, which represents a summary of certain Israeli tax laws affecting our shareholders, including U.S. and other non-Israeli shareholders, is for general information only and is not intended to substitute for careful or specific tax planning. To the extent that the discussion is based on legislation yet to be judicially or administratively interpreted, there can be no assurance that the views expressed herein will accord with any such interpretation in the future by the tax authorities or by the courts. This discussion is not intended, and should not be construed, as legal or professional tax advice, and does not cover all possible tax considerations. Accordingly, each investor should consult his or her own tax advisor as to the particular tax consequences of an investment in the ordinary shares including the effects of applicable Israeli or foreign or other tax laws and possible changes in the tax laws.

Tax Reform

        On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No. 132), 5762-2002, as amended, known as the tax reform, came into effect.

        The tax reform, aimed at broadening the categories of taxable income and reducing the tax rates imposed on employment income, introduced the following measures, among other things:

•	Reduction of the tax rate levied on capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003 to a general rate of 25% for both individuals and corporations. Regarding assets acquired prior to January 1, 2003, the reduced tax rate will apply to a proportionate part of the gain, in accordance with the holding periods of the asset, before or after January 1, 2003, on a linear basis. In addition, the tax reform enables the carry forward of capital losses without any time restriction;

•	Imposition of Israeli tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income, including income derived from passive sources such as interest, dividends and royalties;

•	Introduction of controlled foreign corporation (CFC) rules into the Israeli tax structure. Generally, under such rules, an Israeli resident who holds, directly or indirectly, 10% or more of the rights in a foreign corporation whose shares are not publicly traded (or which has offered less than 30% of its shares or any rights to its shares to the public), in which more than 50% of the rights are held directly or indirectly by Israeli residents, and a majority of whose income in a tax year is considered passive income, will be liable for tax on the portion of such income attributed to his holdings in such corporation, as if such income were distributed to him as a dividend;

•	Imposition of capital gains tax on capital gains realized as of January 1, 2003 by individuals resident in Israel from the sale of shares of publicly traded companies on the Tel Aviv Stock Exchange and from the sale of shares of publicly traded Israeli companies on certain other stock exchanges (such gain was previously exempt from capital gains tax in Israel in certain cases). For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares, see “Capital Gains Tax”below;

•	Effectuation of a new regime for the taxation of shares and options issued to employees, officers and directors; and

•	Introduction of tax at a rate of 25% on dividends paid by one Israeli company to another (which are generally not subject to tax), if the source of such dividends is income that was derived outside of Israel.

Capital Gains Tax

        Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between the inflationary surplus and the real gain. The inflationary surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price attributable to the increase in the Israeli consumer price index, or in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

        Pursuant to the tax reform, generally, capital gains tax is imposed on Israeli residents at a rate of 15% on real gains derived on or after January 1, 2003 from the sale of shares in: (i) companies publicly traded on the Tel Aviv Stock Exchange (“TASE”); or (ii) Israeli companies publicly traded on Nasdaq or a recognized stock exchange or regulated market in a country that has a treaty for the prevention of double taxation with Israel; or (iii) companies traded on both the TASE and Nasdaq or a recognized stock exchange or a regulated market outside of Israel (such as Orckit). This tax rate is contingent upon the shareholder not claiming a deduction for financing expenses in connection with such shares (in which case the capital gain will be taxed at a rate of 25%), and does not apply to: (i) the sale of shares to a relative (as defined in the tax reform); (ii) the sale of shares by dealers in securities who will be taxed at a rate of 36% for corporations and at a marginal tax rate of up to 50% for individuals; (iii) the sale of shares by shareholders that report in accordance with the Income Tax Law (Inflationary Adjustments), 5745-1985, referred to as the Inflationary Adjustments Law, who will be taxed at a rate of 36% for corporation and at a marginal tax rate of up to 50% for individuals; or (iv) the sale of shares by shareholders who acquired their shares prior to the issuer’s initial public offering (that are subject to a different tax arrangement). The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

        Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE, provided such gains are not derived from a permanent establishment of such shareholders in Israel, and are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on Nasdaq or a recognized stock exchange or a regulated market outside of Israel, provided that such capital gains are not derived from a permanent establishment in Israel and that such shareholders did not acquire their shares prior to the issuer’s initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

        In December 2003, regulations promulgated pursuant to the Tax Reform were amended so that, in certain circumstances, capital gains derived from the sale and subsequent (same day) repurchase of shares traded on the TASE or shares of Israeli companies publicly traded on a recognized stock exchange or regulated market in a country that has a treaty for the prevention of double taxation with Israel, may be taxed at a rate equal to the withholding tax rate applicable to revenues derived from such sale. In accordance with an announcement published by the Israeli Income Tax Commission, the withholding tax rate applicable to the sale of such shares until the end of 2003 tax year, which was equal at such time to 1% of the revenues generated in their sale, was determined as the final tax rate applicable to such sale. The amended regulations also determined that the day of such sale and repurchase shall be considered the new date of purchase of such shares. The foregoing was not applicable to: (i) dealers in securities; (ii) shareholders that report in accordance with the Inflationary Adjustments Law; (iii) shareholders who acquired their shares prior to the issuer’s initial public offering; (iv) in some cases, shareholders that received their shares within the framework of an employer-employee relationship; or (v) shareholders claiming a deduction for financing expenses in connection with such shares. The regulations further provided that with respect to shares of Israeli companies traded on a stock exchange outside of Israel, the market price determined at the close of the trading day preceding the day of the sale and repurchase of such shares, will constitute the new tax basis for any future sale of such shares.

        In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

        Pursuant to a treaty between the governments of the United States and Israel, known as the U.S.-Israel Tax Treaty, the sale, exchange or disposition of shares by a person who holds the ordinary shares as a capital asset and who qualifies as a resident of the United States within the meaning of the treaty and who is entitled to claim the benefits afforded to a resident by the treaty will generally not be subject to Israeli capital gains tax. This exemption does not apply if the person holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the applicable sale, exchange or disposition, subject to specified conditions. However, under the treaty, the person would be permitted to claim a credit for the capital gains tax paid in Israel against the U.S. federal income tax imposed with respect to the applicable sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The treaty does not relate to U.S state or local taxes.

Tax on Dividends

        Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares, or stock dividends, we would be required to withhold income tax at the rate of up to 25%, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. If the income out of which the dividend is being paid is attributable to an Approved Enterprise, the rate is 15%. Under the U.S.-Israel tax treaty, if the income out of which the dividend is being paid is not attributable to an Approved Enterprise, then income tax with respect to shareholders that are U.S. corporations holding at least 10% of our voting power is required to be withheld at the rate of 12.5%. For more information on Approved Enterprises, please refer to Item 5B of this Annual Report.

F.	DIVIDENDS AND PAYING AGENTS

Not applicable

G.	STATEMENT BY EXPERTS

Not applicable.

H.	DOCUMENTS ON DISPLAY

        We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligations with respect to such requirements by filing reports with the Securities and Exchange Commission, or SEC.  You may read and copy any document we file, including any exhibits, with the SEC without charge at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549.  Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  Certain of our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov.

        As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

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

        From time to time, in management’s discretion, we engage in hedging or other transactions intended to manage risks relating to foreign currency exchange rates. As of March 31, 2004, we owned forward transaction assets. We may in the future undertake hedging or other similar transactions or invest in market risk sensitive instruments when our management determines that it is necessary to offset these risks.

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

        The table below presents our balance sheet exposure as of December 31, 2003 at fair value related to market risk sensitive instruments, mainly short term receivables and payables in currencies other than U.S. dollars. Substantially all of such balance is in New Israeli Shekels. The information is presented in U.S. dollars (in millions), which is our reporting currency.

        Please see also the explanatory notes below the table.

	New Israeli Shekels	Total
Israel	(3.5)	(3.5)

Total	(3.5)	(3.5)

        Explanatory notes:

    1)        Total balance sheet exposure relating to market risk sensitive instruments is the sum of the absolute figures (excess of liabilities over assets in the amount of $3.5million). A devaluation of 5% of the U.S. dollar compared to the NIS would cause an increase in expenses of approximately $175,000.

    2)        The data presented in the table reflects the exposure after taking into account the effect of the “natural” hedging.

Interest Rate Risk Management

        As of December 31, 2003, we had $10.0 million of cash and cash equivalents, $273,000 of short-term bank deposits, $20.5 million of trading securities, $10.1 million of short term marketable securities, $6.3 million of long term deposits and $31.2 million of long-term marketable securities. Our trading and marketable securities mature as follows: $20.3 million in 2004, and $41.4 million over a period from 2004 to 2007. Due to the relatively short-term maturities of the Company’s cash, deposits and securities portfolio, an immediate 10% change in the current interest rates (for example, from 5.0% to 5.5%) is not expected to have a material effect on its near-term financial condition or results of operations.

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

        At our annual general shareholders meeting held in February 2003, our shareholders approved the following amendments to our article of association:

•	the vote required to amend our articles of association was changed from a simple majority to 66-2/3% of our outstanding ordinary shares voting on the matter;

•	the vote required to (i) elect a director was changed from a simple majority to 66-2/3% of our outstanding ordinary shares voting on the matter and (ii) remove a director was changed from a simple majority to 75% of our outstanding ordinary shares voting on the matter. Also it was clarified that directors may be elected by shareholders only at an annual general meeting and that each director (except outside directors) will serve until the next annual general meeting at which one or more directors are elected following his election;

•	the number of “outside directors” (as defined in the Companies Law) was limited to three. The Companies Law requires at least two outside directors, and we currently have three. This amendment will not limit the number of “independent directors” (as defined in the rules of Nasdaq) that we may have;

•	the maximum size of our board of directors was changed from 15 to seven directors and the minimum number of continuing directors that are entitled to act as the board of directors in the event of vacancies was changed from a majority of the board of directors to three directors; and

•	a requirement that any dividends be approved by our audit committee in addition to our board of directors was added, or if we do not have an audit committee for any reason, by a majority of the “outside directors” (as defined in the Companies Law) then on the board of directors.

ITEM 15.	CONTROLS AND PROCEDURES

        We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2003. The evaluation was performed with the participation of our senior management and under the supervision and with the participation of our chief executive officer and chief financial officer. Based on this evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective to alert them on a timely basis to material information required to be included in our periodic reports with the Securities and Exchange Commission.

        In addition, there were no changes in our internal control over financial reporting that occurred during 2003 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

        Our board of directors has determined that Mr. Motil qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F.

Item 16B.	Code of Ethics

        On March 30, 2004, our board of directors adopted our Code of Ethics, a code that applies to all of our officers, directors and employees. We will provide our Code of Ethics free of charge to any person who requests a copy of it. Such requests may be sent to our offices in 126 Yigal Alon Street, Tel Aviv, Israel, attention: Controller.

Item 16C.	Principal Accountant Fees and Services

        In the annual meeting held in February 2003, our shareholders re-appointed Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, to serve as our independent auditors. These accountants billed the following fees to us for professional services in each of the last two fiscal years:

	Year Ended December 31,
	2003	2002

Audit Fees	$73,000	$71,000
Audit-Related Fees	38,500	13,000
Tax Fees	20,000	35,000
All Other Fees	--	--

Total	$131,500	$119,000

        “Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as statutory audits including audits required by the Office of the Chief Scientist and other Israeli government institutes, consents and assistance with and review of documents filed with the SEC. “Audit-Related Fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees. These fees include mainly accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time. “Tax Fees” are the aggregate fees billed for professional services rendered for tax compliance, tax advice, other than in connection with the audit. Tax compliance involves preparation of original and amended tax returns, tax planning and tax advice.

        Our Audit Committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of Audit Service, Audit-Related Service, Tax Services and other services that may be performed by our independent accountants, and the maximum pre-approved fees that may be paid as compensation for each pre-approved service in those categories. Any proposed services exceeding the maximum pre-approved fees require specific approval by the Audit Committee.

        The Audit Committee may delegate its pre-approval authority to one or more of its members, subject to ratification by the entire Audit Committee.

        Requests or applications to provide services that require specific approval by the Audit Committee are submitted to the Audit Committee by an executive officer of the Company, together with detailed back-up documentation and a statement as to whether, in the requesting executive officer’s view, the provision of such services by the outside auditor would impair its independence.

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Attached. See Item 19(a).

ITEM 19.	EXHIBITS

(a)	The following consolidated financial statements and related auditors’ report are filed as part of this Annual Report:

Page

Table of Contents to 2003 Consolidated Financial Statements	F-1
Report of Independent Auditors	F-2

Consolidated Financial Statements:
Balance Sheets at December 31, 2002 and 2003	F-3
Statements of Operations for the Years Ended
December 31, 2001, 2002 and 2003	F-4
Statements of Changes in Shareholders' Equity for the
Years Ended December 31, 2001, 2002 and 2003	F-5
Statements of Cash Flows for the Years Ended
December 31, 2001, 2002 and 2003	F-6
Notes to Financial Statements	F-7 - F-26
Report of independent auditors on financial statement schedule	F-27
Schedule - valuation and qualifying accounts	F-28

(b)	Exhibits:

The following exhibits are filed as part of this Annual Report:

Exhibit No.	Exhibit

†1.1[7]	Memorandum of Association, as amended.

1.2[7]	Fourth Amended and Restated Articles of Association.

1.3[4]	Bonus Rights Agreement, dated as of November 20, 2001, between Orckit Communications Ltd. and American Stock Transfer & Trust Company, as Rights Agent.

1.4[1]	Amendment No. 1, dated as of February 5, 2003, to Bonus Rights Plan, dated as of November 20, 2001, between Orckit Communications Ltd. and American Stock Transfer & Trust Company, as Rights Agent.

2.1[6]	Indenture, dated as of March 13, 2000, between Orckit Communications Ltd. and State Street Bank and Trust Company.

2.2[6]	5.75% Convertible Subordinated Notes of Orckit Communications Ltd. due April 1, 2005.

4.1[2]	Orckit Israeli Share Incentive Plan, as amended (2000).

†4.5[3]	Lease Agreement, dated September 28, 1999, between Orckit Communications Ltd. and Gush 7093 Helka 162 Ltd., private company # 51-058315-6.

4.6[5]	Corrigent Stock Option Plan (2001).

4.7*	Spediant Stock Option Plan

4.8*	Promissory Note dated March 30, 2004 made by Orckit Communications Ltd. to HSBC Bank USA

4.10[7]	Orckit Communications Ltd. 2003 Subsidiary Employee Share Incentive Plan.

8.1*	Subsidiaries of Orckit Communications Ltd.

12.1*	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to § 302 of the Sarbanes-Oxley Act

12.2*	Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to § 302 of the Sarbanes-Oxley Act

13.1*	Certification of Principal Executive Officer pursuant to 18 U.S.C.ss.1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act

13.2*	Certification of Principal Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act

14.1*	Consent of Kesselman & Kesselman, independent auditors of Orckit Communications Ltd.

†	Translated in full or summary version; the original language version is on file with Orckit Communications Ltd. and is available upon request.

[1]	Incorporated by reference to Orckit Communications Ltd.‘s Registration Statement(File No. 000-28724) on Form 8-A/A.

[2]	Incorporated by reference to Orckit Communications Ltd.‘s Registration Statement(File No. 333-12178) on Form S-8.

[3]	Incorporated by reference to Orckit Communications Ltd.‘s Annual Report on Form 20-F for the fiscal year ended December 31, 2000.

[4]	Incorporated by reference to Orckit Communications Ltd.‘s Registration Statement(File No. 000-28724) on Form 8-A.

[5]	Incorporated by reference to Orckit Communications Ltd.‘s Annual Report on Form 20-F for the fiscal year ended December 31, 2001.

[6]	Incorporated by reference to Amendment No. 1 to Orckit Communications Ltd.‘s Annual Report on Form 20-F/A for the fiscal year ended December 31, 1999.

[7]	Incorporated by reference to Orckit Communications Ltd.‘s Annual Report on Form 20-F for the fiscal year ended December 31, 2002.

*	Filed herewith.

SIGNATURES

        The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

ORCKIT COMMUNICATIONS LTD. BY: /S/ Izhak Tamir —————————————— Izhak Tamir President April 21, 2004