Form 20-F
period 2004-12-31
ORCKIT COMMUNICATIONS LTD
filed 2005-03-21
CIK 1021620

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20 – F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ___________________ Commission file number 0-28724

ORCKIT COMMUNICATIONS LTD.

(Exact name of Registrant as specified in its charter and translation of Registrant's name into English)

ISRAEL

(Jurisdiction of incorporation or organization)

126 Yigal Allon Street, Tel Aviv 67443, Israel

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class None	Name of each exchange on which registered

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

        As of December 31, 2004, the Registrant had outstanding 4,394,382 Ordinary Shares, no par value.

        Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No☐

        Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17 ☐ Item 18 ☒

PART I

        Unless the context otherwise requires, "Orckit," "us," "we" and "our" refer to Orckit Communications Ltd. and its subsidiaries.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

        The following selected consolidated financial data as of December 31, 2003 and 2004 and each of the years ended December 31, 2002, 2003 and 2004 are derived from our audited consolidated financial statements set forth elsewhere in this Annual Report, which have been prepared in accordance with generally accepted accounting principles in the United States. The selected consolidated financial data for the years ended December 31, 2000 and 2001 and as of December 31, 2000, 2001 and 2002 are derived from audited consolidated financial statements not appearing in this Annual Report. The selected consolidated financial data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this Annual Report.

        On June 30, 2000, our business was formally divided into two separate companies: (i) Tikcro Technologies Ltd. (formerly named Tioga Technologies Ltd.), an Israeli company, to which we transferred substantially all of our former semiconductor business, and (ii) Orckit, which continued to own and operate the telecom equipment businesses. As part of the spin-off, we transferred to Tikcro substantially all the assets and liabilities constituting our semiconductor business in exchange for Tikcro ordinary shares, and distributed all of those Tikcro shares as a stock dividend to our shareholders on a share for share basis. The results of Tikcro are included in our financial statements through June 30, 2000.

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

        On February 28, 2005, we announced that our Board of Directors had approved a three-for-one stock split of our ordinary shares. This split is subject to the approval by our shareholders of an increase in our authorized share capital from 10,000,000 to 50,000,000 shares. Assuming shareholder approval at a Special Meeting of Shareholders to be held on March 31, 2005, we expect that the stock split will occur in April 2005. All share and share price information that we provide after the effective date of the split will be adjusted to give retroactive effect to this proposed three-for-one stock split.

	2000	2001	2002	2003	2004
Statement of Operations Data:	(In Thousands, Except Per Share Data)

Revenues	$131,867	$141,647	$53,420	$1,683	$11,276
Cost of revenues	133,671	112,007	32,963	748	5,901

Gross profit (loss)	(1,804)	29,640	20,457	935	5,375

Research and development expenses	31,970	22,429	22,266	20,803	17,725

Less grants	1,110	3,344	2,975	5,800	2,682
Research and development
expenses, net	30,860	19,085	19,291	15,003	15,043
Selling, general and
administrative expenses	33,561	16,993	14,699	12,656	11,993

Acquisition of research and
development In-process	28,976	-	-	-	-
Amortization and impairment of
goodwill	14,334	26,101	-	-	-
Operating loss	(109,535)	(32,539)	(13,533)	(26,724)	(21,661)
Financial income, net	1,975	33,395	17,616	5,108	1,529
Other income	906	-	-	-	-

Net income (loss)	$(106,654)	$856	$4,083	$(21,616)	$(20,132)

Net income (loss) per share -
basic	$(24.6)	$0.18	$0.83	$(4.99)	$(4.62)
Net income (loss) per share -
diluted	$(24.6)	$0.18	$0.79	$(4.99)	$(4.62)
Weighted average number of
ordinary shares
outstanding-basic	4,332	4,632	4,932	4,332	4,358
Weighted average number of
ordinary shares
outstanding-diluted	4,332	4,875	5,163	4,332	4,358

	Year Ended December 31,
	2000	2001	2002	2003	2004
Balance Sheet Data:	(In Thousands)

Cash, cash
equivalents ,
bank deposits,
marketable securities
and long-term
investments	$101,191	$112,924	$116,677	$79,041	$77,221
Working capital (1)	133,086	103,895	55,193	34,480	16,488
Total assets	243,823	166,300	135,850	86,331	148,526
Convertible subordinated notes	120,000	66,416	38,179	16,238	-
Share capital and
additional paid -in
capital	313,984	318,651	320,204	317,071	319,795
Shareholders' equity	$71,262	$76,785	$82,421	$57,672	$40,264

(1)	Total current assets net of total current liabilities

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable

D.	RISK FACTORS

        We believe that the occurrence of any one or some combination of the following factors could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Our Business and Industry

We have a history of substantial losses and might not become profitable .

        During 2002, 2003 and 2004, we incurred aggregate operating losses of approximately $61.9 million. We also incurred significant operating losses in the years prior to 2002. We incurred a significant portion of our operating losses during the period through 2002 when our primary business was the sale of asymmetric digital subscriber line, or ADSL, products. We no longer sell these products. Since 2001 we have invested significant funds in technology projects, mainly for new telecom equipment products addressing high transmission of data for the metropolitan area, through our Corrigent subsidiary. We may not be able to achieve profitability. We only began to recognize significant revenues from sales of these products in the second half of 2004. Even if we are able to recognize enough revenues to achieve profitability, we may not be able to sustain it.

Our revenues in 2004 were dependent on sales of one product line to one telecom carrier in Japan and we expect to continue to depend on sales of this product line to this customer for the substantial majority of our revenues in 2005. The loss of this customer, or a significant decrease in revenues from it, would have a material adverse effect on our results of operations.

        Almost all of our revenues in 2004 were the result of the first commercial sales of our metro products, the Corrigent CM-100, with approximately 81.5% of our revenues derived from sales of these products to KDDI, a Japanese telecom carrier. We expect that substantially all of our revenues in 2005 will be comprised of sales of Corrigent CM-100 products to KDDI. We do not know for how long a period of time KDDI will continue to purchase products from us. The loss of this customer, or a significant decrease in revenues from it, would have a material adverse effect on our results of operations. We will need to make sales to additional customers and development additional products to be able to sustain profitability for any period of time.

We depend of a third party distributor in Japan for the sale of our products. If this distributor does not succeed in selling our products, or if we are not able to maintain our relationship with it, our results of operations will suffer.

        Our sales of products to KDDI are made through Net One Systems Co., Ltd., a distributor located in Japan. We are dependent on Net One’s marketing and sales efforts to convince KDDI and other customers or end-users in Japan to purchase our products. If Net One terminates or adversely changes its relationship with us, we may be unsuccessful in replacing them. The loss of this distributor could impair our ability to sell our products and materially adversely affect our results of operations.

The purchasing patterns in the markets we address will likely result in our revenues being highly volatile.

        Sales of the Corrigent CM-100 product line are dependent on the capital equipment plans of telecom carriers for metro network equipment. The purchasing patterns of telecom carriers for this type of expansion project are subject to high volatility. While product selections and subsequent deliveries may last several years, the purchasing pattern during the deployment period is highly uncertain and accordingly, our revenues are likely to be subject to high volatility.

Substantially all of our sales are currently being made in Japan. We have minimal experience in selling and servicing products in Japan, which could materially adversely impact our results of operations.

        Substantially all of our sales are currently being made in Japan, a country in which we do not have any prior sales experience. Telecom equipment sales in Japan are subject to high quality and strict delivery requirements. We have no experience in making sales into the Japanese market and could face business requirements for quality, delivery, service and support that we will not meet. Since significantly all of our sales in 2005 are expected to be in Japan, failure to meet these requirements could have a material adverse effect on our results of operations.

Successful introduction of service applications that are expected to drive demand for our metro products could be delayed or slow to emerge.

        Service applications that drive the demand for our metro telecommunication products are related to the offering of television services and other media services by telecommunication carriers over data networks. These type of services require very high bandwidth for packet-based transmissions and, as a result, require an upgrade of metropolitan, or metro, network equipment and access equipment. The availability of these services is very limited today. It is expected that these services will emerge first with carriers in Asia and in later stages by carriers in Europe and the United States. The launch of these services requires significant capital investment in equipment by telecom carriers in the access and metro networks for a range of products, as well as for content packages to be provided by the telecommunication carriers. Delays in the launch of these services or slow subscriber additions to these services, will likely have an adverse effect on the demand for our metro products.

The slow down in capital expenditures by telecommunications service providers in prior years had a material adverse effect on our results of operations. Another down turn in technology spending could have a material adverse effect on our results of operations.

        The global economic deterioration and economic uncertainty in the telecommunications market resulted in a curtailment of capital investment by telecommunications carriers and service providers beginning late in 2000 and continuing into 2003. There is still uncertainty with respect to the direction of the economy and the telecommunications market. A trend towards consolidation of telecommunication carriers in the United States is expected to reduce the number of telecommunication equipment vendors and to increase price pressures. Capital investment by wireline telecom carriers in 2004 with respect to metro networks moderately exceeded 2003 levels. We are uncertain as to whether the improvement in technology spending will continue. A slow capital investment environment in Asia, the United States and Europe is likely to have negative effect on the demand for new technologies and new types of equipment. This could have an adverse affect on us as we attempt to sell our new products. The prior decline in technology spending and capital expenditures reduced our revenues and, if recent trends of improvement reverse, there would like be a material adverse effect of our results of operations.

We plan to continue to invest substantial capital and other resources in the development and commercial launch of new telecom equipment.

        We continue to fund Corrigent’s development of telecom solutions capable of supporting high bandwidth services in telecommunications networks located in metropolitan areas. The majority of our operating expenses in 2004 were related to this effort. We could generate negative cash flow from operations if revenues are not high enough to fund these operating expenses. Accordingly, our financing of Corrigent’s operations could reduce our cash balances and impede our ability to develop new products in addition to the Corrigent CM-100 product line.

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

Our future growth will depend upon the acceptance of the technologies developed by Corrigent and the development of markets for its products.

        The markets for products by Corrigent are dependant on resilient packet ring, or RPR, and multi protocol label switching, or MPLS, technologies. They are also dependent on the need to support legacy services and new data services over a single unified metro network. The market for products based on RPR and MPLS technologies in the metropolitan area may not fully develop, whether as a result of competition, alternative technologies, such as Ethernet over fiber in the metro area, changes in technology, product standards or otherwise. Our success depends on the acceptance of the products and technologies of Corrigent. We have no control over the development of these target markets. Even if our technologies are accepted, relationships with providers of telecommunications services must be developed in order to be successful. Furthermore, competing technologies in the targeted areas may be utilized in the majority of such target markets. This would leave Corrigent with a small market to address.

We may not be able to keep pace with emerging industry standards for products we are developing. This could make these products more costly or unacceptable to potential customers.

        Industry-wide standards for RPR and MPLS were adopted or are in advanced stages of industry adoption. The adoption of standards different from those currently used by us could result in us having to incur additional time and expense to have our products comply with these standards. Standards may be adopted by various industry groups or may be proprietary and nonetheless accepted broadly in the industry. The failure to support evolving standards could limit acceptance of our products. Since these products will be integrated into networks consisting of elements manufactured by various companies, they must support a number of current and future industry standards and practices. It may take us a significant amount of time to develop and design products incorporating these new standards. We may also have to pay licensing fees to the developers of the technologies that constitute newly adopted standards.

Because telephone companies must obtain in-house and regulatory approvals before they can order our products, expected sales of our products to new customers or new products to existing customers are likely to be subject to a long sales cycle, which may harm our business.

        Before telephone companies can purchase our products, these products must undergo a lengthy approval process. Evaluations and modifications of our products to meet customers’ requirements are likely to take several years prior to commercial selection. Accordingly, we are required to submit enhanced versions of products and products in development for approval.

        The following factors, among others, affect the length of the approval process:

—	the time required for telephone companies to determine and publish specifications;

—	the complexity of the products involved;

—	the technological priorities and budgets of telephone companies; and

—	the regulatory requirements applicable to telephone companies.

        Delays in the product approval process could seriously harm our business and results of operation.

Because of rapid technological and other changes in the market for telecommunications products, we must continually develop and market new products and product enhancements while reducing production costs.

        The market for our products is characterized by:

—	rapid technological change;

—	frequent product introductions and enhancements;

—	evolving industry standards;

—	changes in end-user requirements; and

—	changes in services offered by telephone companies.

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

Our quarterly results of operations have fluctuated significantly in the past, and these fluctuations might continue.

        The following factors have affected our quarterly results of operations in the past and are likely to affect our quarterly results of operations in the future:

—	size and timing of orders, including order deferrals and delayed shipments;

—	launching of new product generations;

—	length of approval processes or market testing;

—	technological changes in the telecommunications industry;

—	accuracy of telephone company, distributor and original equipment manufacturer forecasts of their customers' demands;

—	changes in our operating expenses;

—	the timing of approval of government research and development grants;

—	disruption in our sources of supply;

—	funding required for the operations of Corrigent;

—	general economic conditions; and

—	terms and conditions of supply agreements with our customers and their impact on our recognition of revenues from these agreements.

We may accumulate excess or obsolete inventory that could result in unanticipated price reductions or write downs and adversely affect our results of operations.

        Telephone companies typically require prompt delivery of products. Sales are typically shipped in the same quarter in which we receive a purchase order. As a result, we are required to maintain or have available sufficient inventory levels or make advance lengthy lead-time component orders to satisfy anticipated demand on a timely basis. Rapid technological change, evolving industry standards or shifts in demand can also result in shorter life cycles for our inventory. This increases the risk of decreases in selling prices, inventory obsolescence and associated write-offs, all of which could adversely affect our results of operations.

The market for our telecommunication products is intensely competitive. Because substantially all of our competitors have much greater resources than we have, it may be difficult for us to effect commercial sales or to achieve operating profitability.

        The market for our products is intensely competitive, and we expect competition to increase in the future. Many of our current and potential competitors are large and established companies and have better name recognition and greater financial, technical, manufacturing, marketing and personnel resources than we have. Increased competition could adversely affect our future revenues and ability to become profitable on an operating basis through pricing pressure, loss of market share and other factors.

        The competitors in our markets are numerous and we expect competition to increase in the future. The principal competitors for our products include Alcatel, Cisco Systems, Inc., ECI Telecom Ltd., Fujitsu, Lucent Technologies Inc., Nortel Networks, Siemens AG and UTStarcom.

Government regulation of telephone companies could adversely affect the demand for our products.

        Telecommunication regulatory policies affecting the availability of telephone companies’ services, and other terms on which telephone companies conduct their business, may impede the market penetration of our metro products. For example, the Corrigent CM-100 product line addresses high bandwidth packets, and is dependent on new service offerings, such as video services, which require regulatory approvals for introduction by telecom carriers, including for the scope of content, service packages and tariffs. Telephone companies in the markets in other countries in which we will attempt to sell our products are also subject to evolving governmental regulation or state monopolies. Changes in laws or regulations in Japan, the U.S., or elsewhere, could materially adversely affect our ability, and the ability of our customers, to deploy our products.

Because a limited number of subcontractors manufacture and assemble our products and since we have a number of single source suppliers of components, our business could suffer if we cannot retain or replace them.

        We use third-party subcontractors to assemble our products. We have not entered into multi-year agreements with assurances of supply with any of our suppliers or subcontractors.

        Our expected reliance on third-party subcontractors involves several risks, including:

—	the potential absence of adequate capacity if we are able to sell a significant amount of our products;

—	the unavailability of, or interruption in access to, certain process technologies; and

—	reduced control over product quality, delivery, schedules, manufacturing yields and costs.

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

        We obtain a number of key semiconductor components used in our products from single source providers. In order to have an adequate supply of components with a long lead-time for delivery, we have ordered significant quantities of components from our single source supplier in advance of receiving a purchase order from our customer. A shortage in the supply of key semiconductor and other components could affect our ability to manufacture and deliver our products and result in lower revenues. We may be unable to find alternative sources in a timely manner, if at all, if any of our single source suppliers were unwilling or unable to provide us with key components. In addition, supply from single source suppliers limits our ability to purchase components at competitive prices and in many cases requires us to maintain higher inventory levels. This increases our need for working capital and increases the risk of an inventory write-off. If we cannot obtain sufficient key components as required, or develop alternative sources if and as required in the future, product shipments may be delayed or reduced. This could adversely affect our end-user relationships, business and results of operations.

We could incur substantial costs if customers assert warranty claims or request product recalls.

        Any significant product returns or claims under our purchase orders could have a material adverse effect on our business and results of operations. We offer complex products that may contain errors, defects or failures when introduced or as new versions are released. If we deliver products with defects, errors or bugs or if we undergo a product recall as a result of errors or failures, market acceptance of our products could be lost or delayed and we could be the subject of substantial negative publicity. This could have a material adverse effect on our business and results of operations. We commenced commercial sales of our metro product in the second half of 2004. Because of the recent deployment of these products, we cannot predict the level or expense of warranty claims that we will experience. We have agreed to indemnify our customers in some circumstances against liability from defects in the products sold by us and expect to continue to provide a similar indemnity in connection with future sales. In some cases our indemnity also covers indirect damages. Product liability claims could seriously harm our business, financial condition and results of operations.

We are subject to international business risks.

        We have sold our Corrigent products mainly in Japan and are marketing our products primarily in Asia, the United States and Europe. Accordingly, we are subject to the risks inherent in international business, including:

—	compliance with foreign laws and regulations;

—	import or currency control restrictions;

—	tariffs and other trade barriers;

—	local taxation;

—	transportation delays; and

—	seasonal reduction of business activities.

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

        We may not be able to prevent the misappropriation of our technology, and our competitors may independently develop technologies that are substantially equivalent or superior to ours. We have filed U.S. patent applications covering certain of our technologies. To protect our unpatented proprietary know-how, we rely on technical leadership, trade secrets and confidentiality and non-disclosure agreements. These agreements and measures may not adequately protect our technology and it may be possible for a third party to copy or otherwise obtain and use our technology without our authorization or to develop similar technology.

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

We face foreign exchange currency risks.

We operate in a number of territories and, although our prices are determined in U.S. dollars, we link payments due to us from sales of products and services to local currencies of the countries in which we operate. In 2005, we expect that significantly all of our revenues will be derived from Japan and will be linked to the Yen. We currently do not use hedge instruments. We are likely to face risks from fluctuations of the Yen and the New Israeli Shekel compared to the U.S. dollar, the operating currency used in our financial statements. In 2004, the value of the U.S. dollar decreased against the Yen. If the value of the U.S. dollar were to increase against the Yen, we would recognize lower dollar revenues and gross profit in our financial statements.

We are subject to risks from our financial investments.

We invest the majority of our cash on hand in a variety of financial instruments, including different types of corporate and government bonds, and other financial instruments.  Some of these bonds and instruments may be rated below investment grade or not rated. If the obligor of any of the bonds or instruments we hold defaults or undergoes a reorganization in bankruptcy, we may lose all or a portion of our investment in such obligor.  This will harm our financial condition.  For information on the types of our investments as of December 31, 2004, see Item 11 – “Quantitative and Qualitative Disclosures About Market Risk-Interest Rate Risk Management.”

We are subject to taxation in several countries.

Because we operate in several countries, mainly in Israel, Japan and the U.S., we are subject to taxation in multiple jurisdictions. In addition, our income that is derived from sales to customers in one country might also be subject to tax in another country. We cannot be sure of the amount of tax we may become obligated to pay in Japan. The tax authorities in the countries in which we operate may not agree with our tax position. In such cases, our tax benefits from carry forward losses and other tax planning benefits such as Israeli approved enterprise programs, may prove to be insufficient to offset such tax liabilities. In such cases, foreign tax authorities may also use our gross profit in each territory as the basis for income tax, and our operating expenses might not be considered at all for such tax calculation. This could adversely affect our results of operations.

We have not yet evaluated our internal controls over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act.

        We are required to comply with the internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act by no later than the end of our 2006 fiscal year. We have only recently begun the process of determining whether our existing internal controls over financial reporting systems is compliant with Section 404. This process may divert internal resources and will take a significant amount of time and effort to complete. If it is determined that we are not in compliance with Section 404, we may be required to implement new internal control procedures and reevaluate our financial reporting. We may experience higher than anticipated operating expenses as well as outside auditor fees during the implementation of these changes and thereafter. Further, we may need to hire additional qualified personnel in order for us to be compliant with Section 404. If we are unable to implement these changes effectively or efficiently, it could harm our operations, financial reporting or financial results and could result in our being unable to obtain an unqualified report on internal controls from our independent auditors.

Risks relating to our operations in Israel.

Potential political, economic or military instability in Israel may adversely affect our results of operations.

        Our principal offices and many of our subcontractors and suppliers are located in Israel. Accordingly, political, economic and military conditions in Israel affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been a marked increase in hostilities between Israel and the Palestinians. We cannot predict how the death of Yasser Arafat will affect the relations between Israel and the Palestinians. The future of relations between Israel and the Palestinian Authority is uncertain, and the execution of Israel’s plan of disengagement from the Gaza Strip and some parts of the West Bank may serve to further disrupt the balance within the Palestinian Authority and affect the overall stability of the region. Any armed conflicts or political instability in the region could negatively affect local business conditions and harm our results of operations. We cannot predict the effect on Orckit of the increase in the degree of violence by Palestinians against Israel or the effect of military action elsewhere in the Middle East. Furthermore, several countries restrict doing business with Israel and Israeli companies, and additional companies may restrict doing business with Israel and Israeli companies as a result of the increase in hostilities. This may also seriously harm our operating results, financial condition and the expansion of our business.

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

Because most of our revenues are generated in non-Israeli currencies and a substantial portion of our expenses are incurred in New Israeli Shekels and U.S. dollars, our results of operations may be adversely affected by inflation and currency fluctuations.

        A substantial majority of our revenues in 2005 are expected to be generated in Japanese Yen, and to smaller extent in U.S. dollars and other foreign currencies, while the majority of our payroll expenses and a portion of our other expenses are incurred in New Israeli Shekels, or NIS, and a significant portion of our cost of revenues is incurred in U.S. dollars. An increase in the value of the U.S. dollar against the Yen would adversely affect the amount of revenues we report in our financial statements. As a result, we are and could be further exposed to risk that the rate of inflation in Israel may exceed the rate of devaluation of the New Israel Shekel in relation to the Yen, U.S. dollar and other foreign currencies or that the timing of such devaluation may lag behind inflation in Israel. In that event, the dollar cost of our operations in Israel would increase and our U.S. dollar-measured results of operations would be adversely affected. For example, in 2004 the value of the U.S. dollar declined in relation to the New Israeli Shekel by 1.6%, while there was a positive inflation of 1.2%. As a result, our salary expenses, which are primarily linked to the New Israeli Shekel, increased in U.S. dollar terms.

We benefit from government grant programs that have been reduced and may be unavailable to us in the future. Our participation in these programs restricts our ability to freely transfer manufacturing rights and technology out of Israel.

        Since our inception, we have relied on Israeli government grants for the financing of a significant portion of our product development expenditures. Due to a continuing reduction of the budget of Israel’s Office of the Chief Scientist and a focus of that office’s resources on the support of venture stage companies rather than more developed companies, it is expected that the amount of grants we receive in the future will be lower than in prior years, if we receive any at all. This would result in an increase in our research and development expenses.

        According to Israeli law, any products developed with grants from the Office of the Chief Scientist are required to be manufactured in Israel, unless we obtain prior approval of a governmental committee. As a condition to obtaining this approval, we may be required to pay the Office of the Chief Scientist either 120%, 150% or 300% of the grants we received and to repay these grants at an accelerated rate, depending on the portion of manufacturing performed out side Israel. We have obtained an approval from the Office of the Chief Scientist forto manufacture outside Israel. We intend to keep sufficient manufacturing activities in Israel so that we will be subject to a repayment percentage of up to 150% of the grants we received. In addition, we are prohibited from transferring to third parties in Israel the technology developed with these grants without the prior approval of a governmental committee and we are prohibited from transferring such technology to third parties outside Israel. See “Item 5 – Operating and Financial Review and Prospects – Liquidity and Capital Resources – Government and Other Grants” for additional information about these programs of the Office of the Chief Scientist.

The tax benefits that we currently receive require us to meet several conditions and may be terminated or reduced in the future, which would increase our taxes.

        We benefit from certain government programs and tax benefits, particularly as a result of the “Approved Enterprise” status of most of our existing facilities. If we fail to meet eligibility conditions in the future, the tax benefits could be canceled and we may be required to refund the tax benefits already received. The applicable law regarding approved enterprise programs will expire on March 31, 2005. Accordingly, requests for new programs or expansions that are not approved on or before March 31, 2005 will not confer any tax benefits, unless the term of the law is extended beyond March 31, 2005. On January 12, 2005, a bill was submitted to the Israeli parliament providing for certain changes to the applicable law regarding approved enterprise programs. Among others, the bill proposes changes to both the criteria and procedure for obtaining Approved Enterprise status for an investment program, and changes to the grants and tax benefits afforded in certain circumstances to Approved Enterprises. The proposed amendment is expected to apply to new investment programs following the enactment of the bill into law. In order to enact the bill as legislation, the bill must be approved by the Israeli parliament and published.  We cannot predict whether the bill will eventually be enacted into law and what changes it might implement.

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

We may be required to pay stamp duty on agreements executed by us on or after June 1, 2003. This would increase our taxes.

        The Israeli Stamp Duty on Documents Law, 1961, or the Stamp Duty Law, provides that most documents signed by Israeli companies are subject to a stamp duty, generally at a rate of between 0.4% and 1% of the value of the subject matter of such document. It has been common practice in Israel not to pay such stamp duty unless a document is filed with a governmental authority or with the courts. As a result of an amendment to the Stamp Duty Law that came into effect on June 1, 2003, the Israeli tax authorities have approached many companies in Israel and requested disclosure of all agreements signed after June 1, 2003 with the aim of collecting stamp duty on such agreements. The legitimacy of this amendment to the Stamp Duty Law and of the actions by the Israeli tax authorities are currently under review by the Israeli High Court of Justice. Although it is not yet possible to evaluate the effect, if any, on us of the amendment to the Stamp Duty Law, there could be a material adverse affect our results of operations.

        In January 2005, an order was signed that gradually cancels the obligation to pay stamp duty, until the complete cancellation as of January 1, 2008. Pursuant to this order, as of January 1, 2005, stamp duty is no longer chargeable on, among other documents, loan agreements.

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

        It is not clear whether civil liabilities under the Securities Act and the Securities Exchange Act can be enforced in Israel. However, subject to time limitations, Israeli courts may enforce a U.S. judgment in a civil matter, if:

—	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard;

—	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

—	the judgment was rendered by a court of competent jurisdiction, in compliance with due process and the rules of private international law prevailing in Israel;

—	the judgment was not obtained by fraudulent means and does not conflict with any other valid judgment in the same matter between the same parties;

—	no action between the same parties in the same matter is pending in any Israeli court at the time the lawsuit is instituted in a U.S. court; and

—	the U.S. courts are not prohibited from enforcing judgments of the Israeli courts.

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

        It is likely that we would be deemed to have been a passive foreign investment company, or PFIC, for 2002, 2003 and 2004. Our treatment as a PFIC could result in a reduction in the after-tax return to United States holders of our ordinary shares, thus causing a reduction in the value of our shares, and could trigger the application of certain United States tax reporting requirements. For U.S. federal income tax purposes, we are treated as a PFIC for any taxable year in which either:

—	75% or more of our gross income is passive income, or

—	at least 50% of the average value of all of our assets for the taxable year produce, or are held for the production of, passive income.

        For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. As a result of our relatively substantial cash and investment assets and the relatively low value of our ordinary shares, it is likely that we would be deemed to have been a PFIC in 2002, 2003 and 2004 under the asset test. We could also be deemed a PFIC in future years. A separate determination must be made each year as to whether we are a PFIC. As a result, our PFIC status may change.

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

        As of February 28, 2005, Eric Paneth and Izhak Tamir, our largest shareholders, each beneficially owns an aggregate of 563,021 ordinary shares representing 12.3% of our outstanding ordinary shares, including 20,000 ordinary shares issuable upon the exercise of options that are currently vested. Both are executive officers and members of our Board of Directors. Currently, Messrs. Paneth and Tamir are not party to a shareholders agreement. However, if Messrs. Paneth and Tamir act together, they may have the power to control the outcome of matters submitted for the vote of shareholders, including the approval of significant change in control transactions. The equity interest in Orckit of Mr. Paneth and Mr. Tamir may make certain transactions more difficult and result in delaying or preventing a change in control of Orckit unless approved by one or both of them.

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

        The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. The following factors may cause significant fluctuations in the market price of our ordinary shares:

—	fluctuations in our quarterly revenues and earnings or those of our competitors;

—	shortfalls in our operating results compared to levels forecast by securities analysts;

—	announcements concerning us, our competitors or telephone companies;

—	announcements of technological innovations;

—	the introduction of new products;

—	changes in product price policies involving us or our competitors;

—	market conditions in the industry;

—	the conditions of the securities markets, particularly in the technology and Israeli sectors; and

—	political, economic and other developments in the State of Israel and world-wide.

        In addition, stock prices of many technology companies fluctuate significantly for reasons that may be unrelated or disproportionate to operating results. The factors discussed above may depress or cause volatility of our share price, regardless of our actual operating results.

Our ordinary shares are listed for trading in more than one market and this may result in price variations.

        Our ordinary shares are listed for trading on the Nasdaq Stock Market, or Nasdaq, and on The Tel-Aviv Stock Exchange, or TASE. Trading in our ordinary shares on these markets is made in different currencies (U.S. dollars on Nasdaq and New Israeli Shekels on TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). Actual trading volume on the TASE is lower compared with trading volume on Nasdaq, and as such could be subject to higher volatility. The trading prices of our ordinary shares on these two markets often differ, resulting from the factors described above, as well as differences in exchange rates. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

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

Major Developments since January 1, 2004

        We continued to fund the development and marketing efforts of the technology and products of our subsidiary Corrigent Systems, addressing the need for solutions capable of supporting very high bandwidth services. Corrigent is in the process of developing and commercializing the CM-100 product line, which consists of telecommunication equipment supporting high bandwidth services over fiber networks in telecommunications networks located in metropolitan, or metro, areas. In 2004, we ceased our other activities, mainly the development of products by our subsidiary Spediant Systems, in an effort to focus our attention and resources exclusively on the Corrigent metro opportunity. To the extent that cash flow from Corrigent’s operations is insufficient to fund its operations, we intend to continue to fund the operations of Corrigent from our existing working capital. Substantially all of our operating expenses in 2004 were related to the efforts of Corrigent to develop the CM-100 product line and of Spediant to develop projects which were halted in 2004.

Corrigent Systems

        Corrigent is developing the CM-100, a product line of telecommunication transport equipment capable of supporting high bandwidth data and voice services in metro networks. Our target customers are telecommunications service providers active in metropolitan areas, with a focus on incumbent local exchange carriers. The Corrigent CM-100 solution is designed to enable the provision and management of data and voice transport services in an efficient manner that is expected to reduce the costs of transport service providers. Supporting fiber-optic infrastructures, Corrigent CM-100 supports a wide range of interfaces for data, voice and storage.

        The Corrigent CM-100 solution is designed to comply with telecommunications standards and to support emerging telecommunications protocols. It is designed for efficient transport of Internet protocol information, while providing the reliability necessary for the transport of voice and high quality data services.

        Corrigent has granted, and reserved for grant, options under the Corrigent Stock Option Plan and other employee plans, as applicable, to its employees, consultants, officers and directors. In addition, in order to attract and retain highly qualified personnel of Orckit, employees, officers and directors of Orckit were reserved and granted shares and options to purchase shares of Corrigent. As of December 31, 2004, Corrigent had granted, or reserved for future grant, options and shares to the directors, employees and consultants of Corrigent and Orckit, at a nominal price, representing approximately 10% of its share capital on a fully diluted basis. At the discretion of Orckit and Corrigent, these securities are convertible into Orckit’s ordinary shares. As of December 31, 2004, Orckit’s equity interest in Corrigent represented approximately 90% of Corrigent’s shares on a fully diluted basis.

Spediant Systems

        Spediant was established by us as a technology project to engage in the development of products and technologies that address the needs of service providers for fiber-speed broadband services over the existing copper wire infrastructure. Spediant’s products were intended to primarily address the demand for Ethernet-based services. Spediant products were designed to allow providers to increase their broadband services offerings and customer bases, deliver greater bandwidth to small and medium enterprises, or SMEs, and obviate the need for capital expenditures associated with deployment of new fiber. In 2004, we ceased the activities of Spediant in order to focus our attention and resources exclusively on Corrigent. Accordingly, the majority of Spediant’s personnel were terminated.

Principal Capital Expenditures

        Our principal capital expenditures to date have been the purchase of equipment and other software tools used in our business. These purchases totaled $1.8 million in 2002, $900,000 in 2003 and $3.9 million in 2004. We used internal resources to finance these capital expenditures.

B.	BUSINESS OVERVIEW

General

        The market in which we operate targets incumbent local telephone companies in Asia, the U.S. and Europe. We predominantly target the emerging market for metro transport products with our Corrigent CM-100 product line, which addresses the need for high data transmissions. In 2004, we were selected by KDDI, Japan, to deliver the Corrigent CM-100 product line for a nationwide metro build-up to support high bandwidth, packet-based services. Substantially all of our sales in 2004 were of the CM-100 product to KDDI and Vic Tokai.

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

        Offerings of high data services at rates of ten mega bits per second (Mbps), 20 Mbps, and up to 100 Mbps have reached many millions of subscribers in a number of Asian markets, including Japan and Korea. These services are offered either over fiber connections or a combination of fiber and fast access technologies, such as ADSL release 2 (ADSL2), Very High Speed Digital Subscriber Line (VDSL), wireless or cable networks. In 2004, U.S. telecom carriers began plans for expansion of fiber rings in metro areas, promoting connectivity of fiber to the premise (FTTP) and fiber to the curb (FTTC). Connecting subscribers with fiber is expected to allow for significantly higher speed services, mainly data and video services and, as a result, will require an upgrade of metro telecom equipment with technologies that address very high speed transmissions of data over fiber networks.

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

        A range of new solutions are being developed to address the need of carriers and service providers to be able to support higher levels of data traffic within and between metropolitan areas, commonly referred to as metro transport. One type of solution, consisting of a router or switch that transports packets of data, focuses on the characteristics of data traffic without supporting legacy voice and other circuit-based data services. In this type of solution, data services and legacy services are run and maintained in different metro networks. Another type of solution, attempts to take advantage of the characteristics of data traffic while continuing to support traditional voice traffic over a converged metro network. We offer this second type of solution that supports both packets of data and traditional circuit-based voice and data services over the same network. We expect that the metro transport solution for the transmission of traditional voice and increased data traffic will combine the efficient transport of data services based on Ethernet protocol with high reliability voice services based on SONET/SDH protocol.

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

        Ethernet. Ethernet is the most widely-installed local area network, or LAN, technology. It is often used incollege dormitoriesand office buildings. The most commonly installed Ethernet systems are called 10BASE-T and provide transmission speeds up to 10 Mbps.

         RPR. Resilient packet ring, or RPR, is an emerging technology that is being designed to integrate Ethernet data protocols for the efficient transmission of data with traditional SONET voice protocols. An industry standard for RPR, IEEE 802.17, was approved in June, 2004. Corrigent has been instrumental in establishing this standard, serving actively as a member of the industry work group charged with defining the RPR protocol.

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

—	Usage of a single fiber ring and spatial reuse capabilities.

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

—	Statistical multiplexing qualities

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

Corrigent CM-100 Product

        Corrigent’s CM-100 metropolitan product line is an optical transport solution that can handle not only the growing demand for data services by telephone company customers and small to medium size businesses, but also support the full range of traditional voice services, in compliance with SONET technical specifications. The CM-100 product line is designed to provide the benefits of both Ethernet and SONET protocols. It is also designed to avoid integrating costly protocol-dependant routing and switching functionalities that are generally required in adopting SONET platforms to cover data traffic, as well as the costs of adopting Ethernet platforms to handle voice traffic.

        Corrigent’s CM-100 product line utilizes SONET, RPR, and MPLS technologies to effectively support a range of SONET services, Ethernet, Time Division Multiplexer, or TDM, services which are commonly used for voice transmissions, and other data services. This product line is being designed to interoperate with both legacy SONET and emerging MPLS core devices. Our product supports 2.5 Gigabits per second, or Gbps, and 10 Gbps ring speeds and interfaces with:

š	10 megabits/100 megabits Ethernet;

š	1 Gigabit Ethernet; and

š	a range of TDM SONET interfaces including:

■	1.544 Mbps Plesochronous (PDH) interface (known also as T1) and 2.048 megabits per second PDH interface (known also as E1)

■	44.736 Mbps Plesochronous (PDH) interface (known also as DS3)

■	155 Mbps SONET interface (known also as OC3);

■	622 Mbps SONET interface (known also as OC12); and

■	2.5 gigabit per second SONET interface (known also as OC48).

        Corrigent’s CM-100 product line is designed to deliver both Ethernet and TDM/Sonet – based services over a packet-based network. These services are carried over MPLS tunnels over an RPR ring in a packetized form that is expected to enable both bandwidth efficiency and lower cost architecture. The CM-100 allows legacy data services, such as frame relay, asynchronous transfer mode, or ATM, and packet over SONET, to be carried in their native form allowing a reduction in the bandwidth used to provide these services. MPLS is used to provide both end-to-end automatic provisioning capabilities and isolation between different users’ services, thus providing a preferred method of traffic engineering. MPLS also aids end-to-end interoperability between the transport systems of different vendors.

        The CM-100 product line was first delivered for commercial deployment in 2004. In 2004 our product was selected for a commercial deployment by KDDI Corporation in Japan and also by Vic Tokai, a regional telecom provider in Japan targeting Ethernet-based services. Sales to our customers in Japan are made through distributors.

        Our sales to KDDI in Japan are made pursuant to an agreement and related terms of sale with NetOne Systems, a distributor of telecom and enterprise products in Japan. We provide a fourteen-month product warranty and post-contract hardware and software support services with respect to products sold. NetOne Systems provides on-site product support services and training. The agreement sets general distribution terms regarding sales to KDDI. NetOne submits purchase orders for products on an as needed basis.

        In 2005, we expect to focus on the development of additional software features and hardware capabilities of the CM-100 product line, to support customer requirements and address emerging service applications of “triple play”, that is, a bundled service offering by telecom carriers to residential subscribers which is comprised of voice services, Internet connection and a range of video and other media services that address high transmission rates (typically of 10 Mbps and beyond), all over IP protocols.

Sales, Marketing and Service

        Sales and Marketing. Our marketing efforts are directed at telephone companies. Marketing efforts may also be made pursuant to original equipment manufacturers, strategic alliances and other distribution arrangements. We believe that the participation in technology committees involved in the establishment of industry standards is a strong marketing tool. As of December 31, 2004, overall marketing and sales efforts were conducted by approximately 28 employees located in Israel, the United States and Japan.

        The following is a summary of revenues by geographic area for the last three years:

	Year ended December 31
	2002	2003	2004
	(In thousands)

Japan	-	-	$10,216
Israel	$463	$35	-
United States	44,811	-	-
Europe	7,601	1,510	901
Other countries	545	138	159

	$53,420	$1,683	$11,276

        Substantially all of our revenues in 2004 were generated from our CM-100 metro product line, with 81.5% of our revenues generated from sales to KDDI. In 2002 and 2003, our revenues were generated from sales of our FastInternet DSL product line. We no longer sell these DSL products.

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

        Telco Services and Support. We offer repair services as part of our warranty services and technical support services for our products. We do not offer installation services. We expect that our local distributor or reseller will provide first level of service and support. More extensive repair and technical support is offered at our headquarters in Israel pursuant to software support and hardware warranty obligations. We also offer telephone support during working hours and provide product training to our carrier customers on a case-by-case basis.

        The majority of the DSL products we shipped are subject to a three-year warranty period. Our new Corrigent products sold to date are subject to a fourteen month warranty and support protection period. Our warranty generally covers defects in materials or workmanship and failure to meet published specifications, but excludes damages caused by improper use and all other express or implied warranties. In the event that there are material deficiencies or defects in the design or manufacture of our products, the affected products could be subject to recall. Exposure to indirect damages arising from failures covered by warranty could be significant. We have received claims for compensation from certain of our customers due to warranty related matters. We believe that our potential liability in connection with these claims is not material.

        Customers and End-users. We expect to depend on purchases by a handful of telecommunication carriers for our product revenues. We have previously sold our products either directly to telephone companies or through original equipment manufacturers, distributors or strategic partners from whom telephone companies then purchase our products.

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

        Telephone company orders are short-term and typically involve short delivery time frames. We expect that the manufacture of products will be mainly against purchase orders, although we are likely to order products based on sales forecasts only and also to keep certain levels of products in inventory. We and our manufacturers perform final quality control and extensive testing prior to shipping. Product quality and reliability are of prime concern in all phases of the manufacturing process. Our facilities are subject to the ISO9001 certification process. This certification is required in order to sell to many of the telephone companies.

        In procuring components, we and our subcontractors rely on a number of suppliers of semiconductor solutions that are the sole source for certain of the components. We use a single-source manufacturing contractor. In order to have an adequate supply of components with a long lead-time for delivery, we have ordered significant quantities of components from our single source suppliers.

Competition

        We compete on the basis of technological capability, price, customer service, product features, adherence to standards, quality, reliability, availability and technical support. With respect to our metro products, competition is expected to be based primarily on technological capability and the ability to develop a product that can be manufactured and sold with a cost structure that will allow for mass deployment to customers of telephone companies. Many of our competitors and potential competitors have greater financial, technological, manufacturing, marketing and personnel resources than we have.

        Our competitors in our targeted markets of metro and access telecom equipment are numerous and we expect competition to increase in the future. Our principal competitors for our products include Alcatel, Cisco Systems, Inc., ECI Telecom Ltd., Fujitsu, Lucent Technologies Inc., Nortel Networks, Siemens AG and UTStarcom.

Intellectual Property Rights

        We regard our technology as proprietary. We have obtained several patents and have filed U.S. patent applications covering certain key areas of our technologies. In general, we have relied on a combination of technical leadership, trade secret, copyright and trademark law and nondisclosure agreements to protect our unpatented proprietary know-how. Our proprietary technology incorporates algorithms, software, system design and hardware design that we believe is not easily copied. We believe that, because of the rapid pace of technological change in the telecommunications industry, patent and copyright protection are less significant to our competitive position than factors such as the knowledge, ability and experience of our personnel, new product development, market recognition and ongoing product maintenance and support.

Legal Proceedings

        We are not a party to any material pending legal proceedings, nor is any of our property the subject of any other material pending legal proceedings.

C.	ORGANIZATIONAL STRUCTURE

List of Significant Subsidiaries

        Corrigent Systems Inc., a subsidiary, is a Delaware corporation. As of December 31, 2004, Orckit owned approximately 90% of the shares of Corrigent Systems on a fully-diluted basis.

D.	PROPERTY, PLANTS AND EQUIPMENT

        Our principal offices and production facilities in Tel Aviv occupy approximately 50,000 square feet of rental space rented through a series of leases. Our major lease in Tel Aviv expires in 2006. We have an option to terminate these lease agreements with six months’ prior written notice. Based on market environment, we believe that alternative leases in Tel Aviv are available at similar terms. We also maintain offices in San Jose, California and Tokyo, Japan. We believe that these facilities are adequate for our current needs and that suitable additional or substitute space will be available when needed.

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

Overview

        Orckit was founded in 1990. We are an Israeli corporation engaged in the design, development, manufacture and marketing of telecom equipment that enables transmission of broadband services. The substantial majority of our revenues in 2004 were derived from the sale of our metro products, the CM-100 product line, to KDDI and Vic Tokai in Japan. Our historical revenues that were generated through December 31, 2003 were derived from the sale of systems and customer premises modems based on digital subscriber line, or DSL, technology. We have terminated the sale of these DSL products and do not expect to generate additional revenues from them. We expect to generate substantially all of our revenues in 2005 from the sale of our metro products.

        The end-user base for our products is comprised primarily of large telephone companies, and has historically been concentrated in each year among several telcos. In 2004, approximately 81.5% of our revenues were from sales to KDDI and we expect that in 2005 substantially all of our sales will also be to KDDI. We expect that we will continue to experience high customer concentration for the foreseeable future.

        Our products undergo lengthy approval and procurement processes prior to their sale due to the quality specifications of our end-users and the regulated environment in which they operate. Accordingly, we make significant expenditures in product and market development prior to actually commencing sales of new products. In addition, frequently we are required to make significant expenditures to tailor our products to specific end-user needs during the initial commercialization phase. Our product sales to end-users are subject to fluctuation from quarter to quarter and year to year.

        We intend to continue to evaluate new technologies and related product opportunities and engage in extensive research and development activities related to new technologies. Accordingly, we expect to continue to make significant expenditures for research and development.

        Substantially all of our operating expenses in 2004 related to research and development expenses, selling, general and administrative expenses and capital expenditures for the operations and support of Corrigent and, to lesser extent, of Spediant, an operation that we halted in 2004.

        We have generated operating losses in each of our past five years. Our revenues were insignificant in 2003 and the first half of 2004. We began for the first time to generate revenues from sales of our metro products in the second half of 2004. We will need to generate significant revenues from sales of our metro products at sufficient gross profit levels, while controlling our operating expenses, if we are to be able to generate income from operations and net income.

        The telecommunications equipment market is undergoing continuous and rapid change. Companies from Asia, particularly from China, are leveraging the success they have in supplying products to telecom carriers in their local markets. Asian equipment manufacturers have targeted carriers in Europe, Asia and the Middle East. These equipment vendors have access to lower cost research and development resources, and are able to sell their products to government-owned local carriers. These manufacturers are likely to become strong competitors in the markets we target. As a result, we are focusing our resources on bringing to market highly advanced products with innovative technology components. We also concentrate on cost efficiencies in our design process to be able to respond to expected price competition going forward.

        Our metro product address very high packet bandwidth services. We expect that services of “triple play”, that is, voice, Internet connection and video services, offered to residential subscribers by telecom carriers will grow and drive the demand for our metro products. However, the growth of these services will be subject to the ability of telecom carriers to offer services at a price that is attractive to subscribers while generating profits to the carriers sufficient to justify a significant investment in new equipment. Our success will be directly affected by the ability of our customers to add subscribers for these new services.

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

        The Company is also subject to risks and uncertainties that may cause actual results to differ from estimates and assumptions, such as changes in the economic environment, competition, foreign exchange, taxation and governmental programs. Certain of these risks, uncertainties and assumptions are discussed in Item 3.D – Risk Factors. To facilitate the understanding of our business activities, described below are certain accounting policies that are relatively more important to the portrayal of our financial condition and results of operations and that require management’s subjective judgments. We base our judgments on past experience and various other assumptions that are believed to be reasonable under the circumstances. Please refer to Note 1 to our consolidated financial statements included in this Annual Report for a summary of all of our significant accounting policies.

Revenue Recognition

        Revenues from sales of products are recognized when title passes to the customer, provided that appropriate signed documentation of an arrangement exists, the fee is fixed or determinable and collectibility is reasonably assured.

        EITF Issue No. 03-5, “Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software” states that the revenue recognition guidance in Statement of Position 97-2 (“SOP 97-2”) also applies to non-software deliverables, such as computer hardware, if the software is essential to the functionality of the non-software deliverables. According to SOP 97-2, revenues from sales of software products are recognized when title passes to the customer, provided that appropriate signed documentation of an arrangement exists, the fee is fixed or determinable, collectibility is reasonably assured and vendor-specific objective evidence, or VSOE, of fair value for undelivered elements exists. VSOE is typically based on the price charged when an element is sold separately or, if an element is not sold separately, on the price established by authorized management, if it is probable that the price, once established, will not change before market introduction.

        In 2004, we granted customer post-contract hardware and software support services, or PCS, in our sales to KDDI. The VSOE of the fair value of the PCS relating to these sales could not be determined. Accordingly, revenues for the entire arrangement will be recognized ratably over the fourteen-month term of the PCS. Deferred income of $35.7 million on our balance sheet as of December 31, 2004, represents the amount of deferred revenues less the cost of goods associated with these revenues, including assembly and testing, contracting fees, materials and operational overhead expenses. We expect to recognize deferred revenues ratably over the applicable PCS period.

        Allowances for trade receivables are determined based on an analysis made for each of our customers. If bad debts are found to be higher than expected, we may need to increase these provisions.

Provision for servicing products under warranty

        Sales of our metro products to KDDI are subject to warranty for a period of fourteen months. The majority of our legacy DSL products were sold subject to up to a three-year warranty period. With respect to legacy products, we have agreed to indemnify our customers in some circumstances against liability from defects in our products. In some cases our indemnity also covers indirect damages. We provide an estimate for warranty expense at the time revenues from the related sales are recognized. The annual provision for warranty and PCS is calculated as a percentage of the sales, based on historical experience, or where historical experience is not available, based on management estimates for expenses which may be required, to cover the amounts necessary to settle product-related matters existing as of the balance sheet date and which may arise during the warranty and PCS period.

        The amount of our estimated warranty liability may change if the costs incurred due to product failures increase in the future and exceed our estimates. In the event of any future problems with our products, we may need to increase the amount of our reserves.

Results of Operations

        The following table sets forth certain items from Orckit’s consolidated statement of operations as a percentage of total revenues for the periods indicated:

	2002	2003	2004

Revenues	100%	100%	100%

Cost of revenues	61.7	44.4	52.3

Gross profit	38.3	55.6	47.7

Research and development expenses, net	36.1	891.4	133.4

Selling, general and administrative expenses	27.5	752.0	106.4

Loss from operations	(25.3)	(1,588.0)	(192.1)

Financial income, net	33.0	303.5	13.6

Net income (loss)	7.6%	(1,284.4)%	(178.5)%

        Revenues. The substantial majority of our revenues of $11.3 million in 2004 was generated from sales of the Corrigent CM-100 product line to KDDI. We expect that substantially all of our revenues in 2005 will result from sales of the CM-100 product line to KDDI.

        Historically, prior to December 31, 2003, our revenues consisted primarily of DSL-based product and related services. During 2003, our revenues were insignificant as we transitioned our business from legacy DSL products to the development of new metro products. Revenues in 2003 decreased to $1.7 million from $53.4 million in 2002. Product revenues in 2002 resulted primarily from sales of DSLAM and DSL-based modem products. The decline in our revenues in 2003 was primarily a result of the selection of competing products by our customers, as well as the continued slowdown in capital expenditures in the telecommunications industry. We do not expect to generate additional revenues from the sale of our legacy DSL products.

        Gross Profit. Cost of revenues consists primarily of raw materials, subcontracting costs, costs for integration, assembly and testing of finished products and the repayment of grants received from the Office of the Chief Scientist. Gross profit was $5.4 million (47.7% of revenues) in 2004 compared to $935,000 (55.6% of revenues) in 2003 and $20.5 million (38.3% of revenues) in 2002. The substantial majority of our gross profit in 2004 was a result of sales of our new products, which commenced in the second half of 2004. The improvement of gross profit in 2003 was primarily due to a decrease in the cost of components and assembly for products sold.

        Operating Expenses

	Year Ended December 31, ($ in millions)			% Change 2003 VS. 2002		% Change 2004 VS. 2003
	2002	2003	2004

Research and development, net	19.3	15.0	15.0	(22.	3)%	(0.0)%
Selling, general and administrative	14.7	12.7	12.0	(13.	6)	(5.5)
Total operating expenses	34.0	27.7	27.0	(18.	5)	(2.5)

        Research and Development Expenses, net. Research and development expenditures consist primarily of materials, depreciation and salaries and related costs for engineering and technical personnel and subcontracting costs associated with developing new products and features. Our costs for research and development are expensed as incurred. Grants from the government of Israel for research and development are offset against our gross research and development expenditures. Research grants were $3.0 million in 2002, $5.8 million in 2003 and $2.7 million in 2004. Our research and development expenses were lower in 2004 compared to 2003, mainly due to a decrease in the costs of materials and the use of sub-contractors. These lower expenses were offset by a decrease in the research and development grants we received. Our research and development expenses decreased in 2003 compared to 2002, mainly due to an increase in research grants, as well as a decrease in the consumption of research and development materials and the use of sub-contractors. We anticipate that we will incur a similar or higher level of research and development expenditures in 2005 compared with 2004. We expect that amounts of government research grants in 2005 will be lower than in 2004, if any, due to continuing reductions in the budget of Israel’s Office of the Chief Scientist and its policy to focus on venture stage companies.

        Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of costs relating to promotion, trade shows, compensation costs for marketing and sales personnel, and other general corporate expenses. Selling, general and administrative expenses decreased in 2004 compared to 2003 and in 2003 compared to 2002 due to a reduction of our marketing and sales activities related to our legacy DSL products. We expect that marketing and sales expenses will increase in 2005 as we increase our marketing activities and sales efforts in connection in an attempt to increase the distribution of our metro products.

        Financial Income, net. Financial income consists primarily of interest on short term and long term investments and on bank deposits and of gain on early retirement of our convertible subordinated notes. Financial expense consists primarily of interest payments in respect of convertible subordinated notes and amortization of convertible subordinated notes issuance costs. In 2002, we recognized interest income of $2.9 million from a long-term loan we granted to Tikcro. Of this amount, $1.9 million was for interest accrued in previous years.

        Due to our adoption of FAS 145, effective January 1, 2002, we reclassified in 2002, to financial income, gains from the early retirement of our convertible subordinated notes that were previously recorded as an extraordinary gain. During 2002, we retired $28.2 million principal amount of our convertible subordinated notes, resulting in a gain of $13.2 million. During 2003, we retired $22.0 million principal amount of our convertible subordinated notes, resulting in a gain of $3.1 million. In 2004, we retired the remaining balance of our convertible subordinated notes in a principal amount of $16.2 million at par value. This retirement did not result in financial gains. Accordingly, as of December 31, 2004, there were no convertible subordinated notes outstanding.

        Financial income, net was $17.6 million in 2002, $5.1 million in 2003 and $1.5 million in 2004. The fluctuations in our financial income were primarily driven by the financial income derived from the principal amount of notes retired in the respective years and the prices at which they were retired.

Impact of Inflation, Devaluation and Fluctuation of Currencies on Results of Operations, Liabilities and Assets

        As of December 31, 2004, the majority of our assets in non-dollar currencies are in Japanese Yen (Yen) and in New Israeli Shekels (NIS). A devaluation of the Yen or NIS in relation to the U.S. dollar would have the effect of decreasing the dollar value of assets in Yen or NIS of Orckit, to the extent the underlying value is Yen or NIS based. Such a devaluation also would have the effect of reducing the U.S. dollar amount of any liabilities of Orckit, which are payable in NIS (unless such payables are linked to the U.S. dollar).

        Most of our sales in 2004 were denominated in Yen. A substantial part of our expenses, principally payroll and payments to Israeli vendors, is in NIS, while a significant portion of the cost of goods sold is in U.S. dollar. Our results of operations are adversely affected by increases in the rate of inflation in Israel when such increases are not offset by a corresponding devaluation of the new Israeli shekel against the U.S. dollar. The results are also affected by the currency rate between the U.S. dollar and Yen. Due to the weakening of the U.S. dollar exchange rate against the Yen in 2004, sales that were denominated in Yen were recognized based on lower Yen/U.S. Dollar exchange rates, resulting in higher revenues and gross margins and lower losses. A strengthening of the U.S. dollar against the Yen in 2005 would adversely impact our results of operations.

        We are not presently engaged in hedging transactions. We may, however, enter into foreign currency derivatives, mainly forward exchange contracts, in order to protect our cash flows in respect of existing assets.

        The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS and Yen against the U.S. dollar for 2004, and the rate of inflation of Israel adjusted for the devaluation:

Years Ended December 31,	Israeli Inflation Rate	Israeli Devaluation Rate		Israel Inflation Adjusted for Devaluation	Japanese Devaluation Rate

2000	0.0	(2.	7)	2.7
2001	1.4	9.	3	(7.8)
2002	6.5	7.	3	(0.8)
2003	(1.9)	(7.	6)	5.7
2004	1.2	(1.	6)	2.8	(4.1)

B. LIQUIDITY AND CAPITAL RESOURCES

        Orckit has financed its operations primarily through sales of equity, issuance of convertible notes and the receipt of grants to fund research and development, as well as from bank loan proceeds.

        Our working capital (total current assets net of total current liabilities) decreased from $55.2 million as of December 31, 2002 to $34.5 million as of December 31, 2003 and further decreased to $16.5 million as of December 31, 2004. The decrease in our working capital has occurred as a result of the following: a) our move to full turnkey contracting, which reduced our inventories in 2002 and 2003; b) using our cash to fund our operating losses and to repurchase our convertible subordinated notes; c) our decision to invest funds in long-term marketable securities, which are not included in working capital; and d) short-term borrowings in the amount of $31.0 million to purchase the remaining principal amount of our convertible subordinated notes and to provide working capital in anticipation of increased sales.

        We had cash, cash equivalents, long-term marketable securities and bank deposits of $77.2 million as of December 31, 2004 compared to $79.0 million as of December 31, 2003. The majority of this amount was held in securities denominated in U.S. dollars. In January 2005, we repaid $15.0 million of our bank borrowings that were outstanding as of December 31, 2004. The remaining $16.0 million of our outstanding bank borrowings are due to be repaid in May and July 2005.

        We used approximately $16.2 million in cash in April 2004 to redeem the remaining outstanding principal amount of our convertible subordinated notes. We believe that we have sufficient working capital to meet our anticipated working capital and capital expenditure requirements for 2005 and 2006. If we do not have available sufficient cash to finance our operations, we may be required to obtain equity or debt financing. We cannot be certain that we will be able to obtain additional financing on acceptable terms or at all.

Net Cash Provided by/Used in Operating Activities

        In 2004, we generated $938,000 of cash from operating activities primarily as a result of an increase in trade payables, and deferred income and trading of marketable securities, offset in part by our net loss and an increase in trade receivables. In 2003, we used $16.1 million of cash in operating activities, primarily as a result of our net loss, decreases in payables and non-cash gain from the early retirement of our convertible subordinated notes, offset in part by depreciation and impairment of property and equipment, amortization of deferred compensation related to employee stock option grants and trading marketable securities. In 2002, we generated $6.7 million of cash from operating activities primarily as a result of decreases in inventories and receivables and depreciation and amortization, offset in part by the non-cash gain from the early retirement of our convertible subordinated notes and a decrease in payables.

Net Cash Provided by/Used in Investing Activities

        Our principal investing activity relating to our operations has been the purchase of equipment and other fixed assets used in our business. These purchases totaled $1.8 million in 2002, $900,000 in 2003 and $3.9 million in 2004. Our capital expenditures in 2004 and 2003 were primarily for the procurement of telecommunications equipment and related software tools. In 2004, our investing activities also included the receipt of $10.0 million from marketable securities that came to maturity, offset by $3.0 million of investments in marketable securities. In 2003, our investing activities also included the receipt of $26.3 million of marketable securities, the receipt of $7.0 million from Tikcro in repayment of our loan to Tikcro and the receipt of $10.3 million from bank deposits. In 2002, our investing activities also included $35.6 million of investments in marketable securities, offset by the receipt of $13.0 million from Tikcro in repayment of our loan to Tikcro.

Convertible Subordinated Notes

        In March 2000, we sold $125 million aggregate principal amount of 5.75% convertible subordinated notes due on April 1, 2005. From 2000 to 2004, we repurchased and redeemed the outstanding balance of all of the principal amount of our convertible subordinated notes for an aggregate amount of $70.4 million. As a result, as of December 31, 2004, there were no convertible subordinated notes outstanding. The repurchase and redemption of convertible subordinated notes constituted our primary use of cash in financing activities in 2002, 2003 and 2004.

Bank Borrowings

        On March 30, 2004, we borrowed $16.0 million from a bank in order to finance the early redemption of our convertible subordinated notes. This borrowing bears interest at a rate between 2.08% and 2.17% per year until maturity in May and July 2005. We intend to repay this loan from the proceeds of our long-term marketable securities.

        In December 2004, we borrowed $15.0 million from a bank at an interest rate of 3.8% per year in order to enhance our working capital in anticipating an increase of sales. This loan was fully repaid in January 2005.

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

Repurchases of our Ordinary Shares

        During 2003, we repurchased for $5.6 million in cash approximately 882,000 of our ordinary shares.

Government and Other Grants

        The Government of Israel encourages research and development projects through the Office of Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, pursuant to the Law for the Encouragement of Industrial Research and Development, 1984, commonly referred to as the “R&D Law”. Under the R&D Law, a research and development plan that meets specified criteria is eligible for a grant of up to 50% of certain approved research and development expenditures. The plan must be approved by the Office of the Chief Scientist.

        Since our inception, we have relied on grants from the Office of the Chief Scientist to finance a portion of our product development expenditures. During the three years ended December 31, 2004, we recognized research and development grants in an aggregate amount of approximately $11.5 million. As of December 31, 2004, total contingent liabilities to the Office of the Chief Scientist were approximately $10.0 million. Since the budget for grants continues to be cut and the focus for grants is shifting to venture stage companies, we cannot estimate the amount of additional grants we will receive, if any.

        Under the terms of the grants we received from the Office of Chief Scientist, we are obligated to pay royalties of 3% during the first three years following commencement of royalty payments, and 4% to 5% thereafter. Royalties are payable up to 100% of the amount of such grants, or up to a higher percentage as detailed below, linked to the U.S. Dollar, plus annual interest at LIBOR. The payment of royalties is on all revenues received in connection with the sale of the products developed pursuant to the funded plans, including revenues from licensed ancillary services.

        The R&D Law generally requires that a product developed under a program be manufactured in Israel. However, upon the approval of the Chief Scientist, some of the manufacturing volume may be performed outside of Israel, provided that the grant recipient pays royalties at an increased rate, which may be substantial, and the aggregate repayment amount is increased to 120%, 150% or 300% of the grant, depending on the portion of the total manufacturing volume that is performed outside of Israel. We have obtained an approval from the Office of the Chief Scientist for manufacturing outside Israel. We intend to keep sufficient manufacturing activities in Israel so that we will be subject to a repayment percentage of up to 150% of the grants we received. Effective April 1, 2003, the R&D Law also allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the research committee is convinced that doing so is essential for the execution of the program. This declaration will be a significant factor in the determination of the Office of Chief Scientist whether to approve a program and the amount and other terms of benefits to be granted. For example, the increased royalty rate and repayment amount will be required in such cases.

        The R&D Law also provides that know-how developed under an approved research and development program may not be transferred to third parties in Israel without the approval of the research committee. Such approval is not required for the sale or export of any products resulting from such research or development. The R&D Law further provides that the know-how developed under an approved research and development program may not be transferred to any third parties outside Israel.

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

        Draft legislation was submitted in December 2004 by the Israeli government proposing an amendment to the R&D Law to make it more compatible with the global business environment by, among other things, relaxing restrictions on the transfer of manufacturing rights outside Israel and on the transfer of Chief Scientist funded know-how outside of Israel. As described above, currently, the R&D Law permits the Chief Scientist to approve the transfer of manufacturing rights outside Israel in consideration of payment of higher royalties. The proposed amendments further permit the Chief Scientist, among other things, to approve the transfer of manufacturing rights outside Israel in exchange for substitute manufacturing of other products being conducted in Israel, in lieu of the increased royalties. The proposed amendment further enables, under certain circumstances and subject to the Chief Scientist’s prior approval, the transfer of Chief Scientist-funded know-how outside Israel, in consideration of payment of a portion of the sale price (according to a formula taking into account the proportion of the Chief Scientist’s “investment” in the grantee minus depreciation), or in exchange for know-how and cooperation in R&D with non-Israeli companies, without any additional payment to the Chief Scientist. The proposed amendment is currently pending before the Finance Committee of the Israeli parliament. We can not be certain as whether or when such proposed draft legislation will actually be finalized into law and what provisions will be contained in any law that is adopted.

Effective Corporate Tax Rates in Israel

        Generally, Israeli companies are subject to corporate tax on their taxable income at the rate of 35% for the 2004 tax year, 34% for the 2005 tax year, 32% for the 2006 tax year and 30% for the 2007 tax year and thereafter, and are subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003. However, the effective tax rate payable by a company that derives income from an Approved Enterprise program (as further discussed below) may be considerably less.

        Under the Law for Encouragement of Capital Investments, 1959, known as the Investments Law, by virtue of the “Approved Enterprise” status granted to some of our investment programs, we are entitled to various tax benefits. The period of tax benefits is seven years, commencing in the first year in which we earn taxable income from the approved enterprise, subject to certain limitations. Under this law, our taxable income derived from an investment program designated as an Approved Enterprise is fully exempt from corporate tax for a period of two years, after which the income from these enterprises is taxable at the rate of up to 25% for the remainder of the five-year period of tax benefits.

        After the applicable benefit period expires, income generated from these Approved Enterprise programs, including income generated from the grant of a usage right with respect to know-how developed by the Approved Enterprise, income generated from royalties and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the Approved Enterprise’s ordinary course of business, under the terms and conditions set by the Approved Enterprise programs, will be subject to tax at the full corporate tax rate. We may apply for additional programs or for an extension of our existing programs; however, there can be no assurance that our application will be approved or that we will receive future benefits. The Investments Law will expire on March 31, 2005, unless its term will be extended. Accordingly, requests for new programs or expansions of existing programs that are not approved on or before March 31, 2005 will not confer any tax benefits, unless the term of the law is extended. On January 12, 2005, a bill was submitted to the Israeli parliament providing for certain changes to the Investments Law. Among others, the bill proposes certain changes to both the criteria and procedure for obtaining Approved Enterprise status for an investment program, and changes to the grants and tax benefits afforded in certain circumstances to Approved Enterprises. The proposed amendment is expected to apply to new investment programs following the enactment of the bill into law. We can not be certain that this amendment will be adopted or the provisions that will be contained in any amendment that is adopted.

        Part of our income has been generated through our Approved Enterprises. If a company that has elected the “alternative package” distributes to its shareholders a cash dividend from tax-exempt income attributable to it, it would incur a tax liability on the amount distributed at the rate (10% to 25%) which would have been applicable had the company not elected the alternate package, and it will have to withhold tax at the rate of 15% with respect to the dividend distributed. Orckit’s taxes outside of Israel, mainly in Japan and the United States, are dependent on our operations in each jurisdiction as well as relevant laws and treaties. See “Item 18 Financial Statements”. Under Israeli tax law, at December 31, 2004, we had accumulated losses for tax purposes amounting to approximately $134 million. These losses are available indefinitely to offset future taxable business income. As of December 31, 2004, our carry forward of capital losses for tax purposes were $39 million.

Dividend Policy

        On June 30, 2000, we distributed a stock dividend on a share-for-share basis of all our shares of Tikcro. We have never declared or paid cash dividends on our capital stock. In the foreseeable future, we intend to use any future earnings for the operation and expansion of our business. Accordingly, we do not anticipate paying any cash dividends. Payment of future dividends, if any, will be at the discretion of our board of directors and the audit committee of the Board and will depend on various factors, such as our statutory retained earnings, financial condition, operating results and current and anticipated cash needs.

        If we declare cash dividends, we will pay those dividends in New Israeli Shekels. Current Israeli law permits holders of our ordinary shares who are non-residents of Israel and who acquired their shares with a non-Israeli currency to repatriate all distributions on these shares in that non-Israeli currency.

Inventory

        Inventory in 2004 consisted primarily of finished products, and in 2003 consisted of raw materials for the assembly of our products. Our inventory was $5.5 million as of December 31, 2004 compared to $100,000 as of December 31, 2003. The increase in inventory levels in 2004 resulted from a build up of product inventories for the supply of Corrigent CM-100 products.

C. RESEARCH AND DEVELOPMENT

        We focus our research and development efforts on developing new products that address the need for solutions capable of supporting very high bandwidth services in telecommunications networks in metropolitan areas. We obtain extensive product development input from potential users and through participation in industry organizations and standards-setting bodies.

        Our research and development staff consisted 103 employees as of December 31, 2002, 118 employees as of December 31, 2003 and 104 employees as of December 31, 2004, most of whom are located in Israel and hold engineering or other advanced technical degrees. As of December 31, 2004, substantially all of our research and development employees were employed by Corrigent. The number of research and development employees was similar in the years 2002 through 2004 since we maintained similar research and development efforts, focusing on new product lines. Our gross research and development expenses were approximately $22.3 million in 2002, $20.8 million in 2003 and $17.7 million in 2004. These expenses were offset by grants from the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of the Government of Israel of approximately $3.0 million in 2002, $5.8 million in 2003 and $2.7 million in 2004.

        In 2004, the majority of our research and development work was focused on the Corrigent CM-100 product line, addressing software and hardware capabilities. We expect that these efforts will continue and comprise of significantly all of 2005 research and development plan. We expect that we will continue to commit substantial resources to research and development in the future. We believe that a continued commitment to research and development is required to maintain our technical excellence and launch new innovative products in the metro transport and access markets. If our applications for Office of Chief Scientist grants are not approved or partially approved, or if we elect not to receive these grants, our net research and development expenses will increase.

D. TREND INFORMATION

        In 2004, the capital investment expenditures of wireline telecom carriers for metro equipment were similar to capital expenditure levels in 2003. It is expected that capital investment of wireline telecom carriers in metro equipment in 2005 will be similar to 2004. The introduction of new services to residential users and enterprises is expected to require significantly higher bandwidth support over metro networks. In areas where new high bandwidth services are likely to be offered, it is expected that demand for more robust metro products will increase. In response to this trend, we have focused on innovative telecom products for the metro area, where we expect to see a need for equipment upgrade over the coming years with the growth of new high bandwidth service offerings. These services are expected to include “triple play” services, that is, a bundled offering of voice, Internet access and high end video services, all based on IP protocols, offered by traditional telecom carriers.

E. OFF-BALANCE SHEET ARRANGEMENTS

        We do not have any “off-balance sheet arrangements” as such term is defined in Item 5E of Form 20-F.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        The following table of our material contractual obligations as of December 31, 2004 summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated.

	Payment due by period ($ in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations		--		--	--
Operating Lease Obligations	310	--	310[1]	--	--
Purchase Obligations	5,910	5,910	--	--	--
Other Long-Term Liabilities Reflected on our Balance Sheet under U.S. GAAP	108,262	101,644[2]	2,487[2]	--	4,131[3]
Total	114,482	107,554	2,797	--	4,131

[1]	Our major premises leases allow for early termination upon six months’ prior notice. Accordingly, this amount reflects lease payments for the applicable notice period. For total projected annual rent payments, see note 5b to our financial statements for the year ended December 31, 2004. The amount is presented in the 1-3 years column since this is the average life period of our lease obligations.

[2]	These amounts reflect the trade payables, accrued expenses, deferred income and other payables presented in our balance sheet.

[3]	This amount reflects our accrued severance pay liability. The time of its payment, in whole or in part, cannot be predicted and as such this amount is presented in the more than 5 years column. Out of this amount, $3.3 million have been previously funded by our contributions to employee plans.

        In addition, as of December 31, 2004, our contingent liability to the Office of the Chief Scientist in respect of grants received was approximately $10.0 million. This liability is required to be repaid only as royalties based on revenues derived from products (and related services) whose development was funded with these grants.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

        The following table sets forth certain information with respect to Orckit’s directors and executive officers.

Name	Age	Position

Eric Paneth	55	Chairman of the Board and Chief Executive Officer
Izhak Tamir	52	President and Director
Ehud Rokach	41	Chief Executive Officer of Corrigent Systems
Aviv Boim	38	Chief Financial Officer
Eran Tamir	47	Vice President Operations
Yoav Wechsler	50	Vice President, Research and Development of Corrigent Systems
Leon Bruckman	47	Vice President, Chief Technology Officer of Corrigent Systems
Ido Gur	37	Executive Vice President of Sales and Marketing of Corrigent Systems
Yair Shamir	59	Outside Director
Miri Gelbman	53	Outside Director
Moshe Nir	55	Outside Director
Jed M. Arkin	41	Director
Moti Motil	52	Director

        The business experience of each of our directors and executive officers is as follows:

        Mr. Paneth has been Chairman of the Board of Directors and Chief Executive Officer of Orckit since its founding in 1990. From 1975 until 1983, Mr. Paneth was a senior engineer in the Israeli Government, and from 1985 to 1990, was a technical department head in the Israeli Government. From 1983 until 1985, he was employed by Linkabit Inc., in San Diego, California. Mr. Paneth holds an advanced engineering degree from the Israel Institute of Technology, commonly known as the Technion. Since January 2000, Mr. Paneth has been a director of Tikcro.

        Mr. I. Tamir has been President and a Director of Orckit since its founding in 1990. From 1987 until 1989, Mr. Tamir was employed by Comstream Inc., in San Diego, California. From 1985 until 1987, he was vice president of A.T. Communication Channels Ltd., a subsidiary of Bezeq. From 1978 to 1985, he was a senior engineer in the Israeli Government. Mr. Tamir holds an engineering degree from the Technion and an M.B.A. from Tel Aviv University. Mr. Tamir has been chairman of the board of directors of Tikcro since January 2000 and its chief executive officer since August 2003.

        Mr. Rokach joined Orckit in 1992 and has served as Chief Operating Officer of Orckit since February 2000 and as Chief Executive Officer of Corrigent Systems since October 2000. From 1998 to 2000, Mr. Rokach served as Vice President – Network Access Systems. From 1992 to 1998, Mr. Rokach held several research and development and other positions with Orckit. From 1987 to 1992, he was a senior engineer with the Israeli Government. Mr. Rokach holds an engineering degree from the Technion.

        Mr. Boim joined Orckit as Chief Financial Officer in February 1998. From August 1996 until February 1998, he was a banker with BT Alex. Brown Incorporated, an investment banking firm. From August 1993 until August 1996, Mr. Boim was a vice president of Giza Ltd., Tel Aviv, an investment banking firm. Mr. Boim holds a B.A. and an M.A. in economics and management from Tel Aviv University and a L.L.B. from Tel Aviv University Law School.

        Mr. E. Tamir joined Orckit as Vice President Operations in April 2000. From 1996 until 2000, Mr. E. Tamir, who was one of founders of Wizcom Technologies Ltd., served as vice president operations of Wizcom. From 1990 until 1996, Mr. E. Tamir served as director of worldwide logistics of Indigo Ltd. From 1985 to 1990, Mr. E. Tamir served as director of acquisitions of Scitex Corporation Ltd. Mr. E Tamir holds a BsCEE in machine engineering from Tel Aviv University and is a business economics graduate of the Israeli Institute for Management.

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

        Mr. Bruckman joined Orckit in 1999 and is currently serving as the Chief Technology Officer of Corrigent Systems. From September 2000 to February 2005, Mr. Bruckman served as Vice President and Chief System Architect of Corrigent Systems and from November 1999 to September 2000 Mr. Bruckman served as Vice President of system engineering of Corrigent Systems. From April 1996 to October 1999, Mr. Bruckman was Vice President of research and development and system engineering at HyNEX, which was acquired by Cisco. From August 1982 to March 1996, Mr. Bruckman held several positions with the access division of Tadiran Telecommunications, of which the last position was director of research and development. Mr. Bruckman holds a B.Sc. in Electrical Engineering from the Technion Institute and an MBA from Bar-Ilan University, Israel.

        Mr. Gur joined Corrigent in 2005 as Executive Vice President of Sales and Marketing. From 2003 to 2005, Mr. Gur was Vice President, Sales and Marketing of the optical division of ECI Telecom, an Israeli telecommunications company. From 1998 to 2003 Mr. Gur served in several marketing positions at ECI Telecom’s optical division, the most senior of which was Vice President Marketing. Mr. Gur holds an M.Sc. degree in physics from Tel-Aviv University.

        Mr. Shamir has been a Director of Orckit since October 1995. Mr. Shamir served as the Chairman of the Board of EL-AL Airlines from May 2004 until January 2005. He has served as the Chairman of VCON Telecommunications Ltd., an Israeli technology company listed on Le Nouveau Marche in France, since 2001. He has served as one of VCON’s directors since 1997 and as its Chief Executive Officer from 1998 to 2004. Since April 2000, Mr. Shamir has also served as chairman of Catalyst Investment L.P., an Israeli venture capital firm. From July 1995 through February 1997, Mr. Shamir served as the Executive Vice President of The Challenge Fund LLP, the general partner of the Challenge Fund-Etgar, L.P. From December 1993 to July 1995, he served as the Chief Executive Officer of Elite Food Industries Ltd. Mr. Shamir served as Executive Vice President and general manager of Israel operations of Scitex Corporation Ltd. from February 1988 through December 1994. Mr. Shamir is a director of Mercury Interactive Corp., DSP Group Corporation, and the Chairman of Shamir Optical Industry Ltd. Mr. Shamir holds a B.Sc. in Electrical Engineering from the Technion and has served on the board of governors of the Technion since 1993.

        Ms. Gelbman has served since 1999 as founder and General Manager of Milgal Ltd., an Israeli privately-owned appliance distribution and service company. From 1984 to 1998, she was employed by IBM Israel in various positions. Her last role with IBM was as Manager of Quality and Customer Relationship Management (CRM).

        Mr. Nir has served since 1990 as Founder and CEO of privately-held Business Directions Ltd., a distributor of analytic management software. From 1985 to 1990, he served as manager of the economics and control department and member of the Executive Board of Elite Industries Ltd., a publicly traded food manufacturer in Israel. From 1974 to 1985, he held senior financial and control positions with Tempo Breweries and Soft Drinks Ltd., Tadiran Electronics Industries Ltd. and Clal Israel Ltd. He holds a B.A. degree in economics from Tel Aviv University, and an M.B.A. degree and Post Graduate Diploma in Computer and Information Sciences from the Recanati School of Management, Tel Aviv University

        Mr. Motil has served since 1996 as Vice President Finance and an associate of Palmot Ltd., an investment company based in Israel. From 1991 until 1996, he served as Chief Financial Officer of the Israeli subsidiary of Jan-Bell Marketing Inc., a retail company. Mr. Motil holds a B.A. degree in economics and accounting from Tel-Aviv University and he is a C.P.A.

        Mr. Arkin has served as Chairman of PeerPressure, Inc., a company that provides peer-to-peer content protection systems, since January 2000 and as Chairman of MadahCom Communications Ltd., a spread-spectrum communications company, since January 2000.  From 1999 to 2001, he served as General Manager of merchant banking for Oscar Gruss & Son, a New York-based investment bank.  From 1995 to 1998, Mr. Arkin served as Vice President of The Challenge Fund, an Israeli venture capital firm. He holds a B.A. from St. John’s College in Annapolis, Maryland, an M.B.A. from Harvard Business School and a J.D. from Harvard Law School.

        There are no family relationships between any of our directors or executive officers. There are no arrangements or understandings between any of our directors or executive officers and any other person pursuant to which our directors or executive officers were selected.

B.	COMPENSATION

        The aggregate direct remuneration paid by Orckit to all persons as a group (15 persons, including 2 employees who ceased to be officers in 2004) who served in the capacity of director or executive officer in 2004 was approximately $ 2.3 million, which includes $400,000 of pension, retirement or similar benefits, expenses reimbursed (including professional and other business association dues and expenses) and other fringe benefits. In 2004, we granted to this group options to purchase an aggregate of 214,000 ordinary shares under the Orckit Israeli Share Incentive Plan. These options have vesting periods of four years and an exercise price of $16.70 per share, which represented the market price of our ordinary shares on the date of grant.

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

Outside Directors

        Qualifications of Outside Directors

        Under the Israeli Companies Law, companies incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel are required to appoint at least two outside directors. Pursuant to our articles of association, we may appoint up to three outside directors. The Companies Law provides that a person may not be appointed as an outside director if the person or the person’s relative, partner, employer or any entity under the person’s control has, as of the date of the person’s appointment to serve as an outside director, or had, during the two years preceding that date, any affiliation with:

—	the company;

—	any entity controlling the company; or

—	any entity controlled by the company or by its controlling entity.

        The term affiliation includes:

—	an employment relationship;

—	a business or professional relationship maintained on a regular basis;

—	control; and

—	service as an office holder, excluding service as an office holder during the three-month period in which the company first offers its shares to the public.

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

Election of Outside Directors

        Outside directors are elected at meetings of shareholders by a vote of the holders of at least 66-2/3% of the ordinary shares voting thereon, provided that either:

—	at least one third of the shares of non-controlling shareholders voted at the meeting vote in favor of the outside director's election; or

—	the total number of shares of non-controlling shareholders that voted against the election of the outside director does not exceed one percent of the aggregate voting rights in the company.

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

Audit Committee

Israeli Companies Law Requirements

        Under the Israeli Companies Law, our board of directors is required to appoint an audit committee, comprised of at least three directors, including all of the outside directors, but excluding:

—	the chairman of our board of directors;

—	a controlling shareholder or a relative of a controlling shareholder; and

—	any director employed by us or who provides services to us on a regular basis.

        The role of the audit committee is to identify flaws in the management of our business, including in consultation with the internal auditor and our independent accountants, to suggest remedial measures and to approve specified related party transactions. Our audit committee consists of Mr. Yair Shamir, Mr. Moshe Nir, Ms. Miri Gelbman and Mr. Moti Motil.

Nasdaq Requirements

        We have adopted an audit committee charter as required by the Nasdaq rules. Our audit committee assists the board of directors in fulfilling its responsibility for oversight of the quality and integrity of our accounting, auditing and financial reporting practices and financial statements and the independence qualifications and performance of our independent auditors. The audit committee also has the authority and responsibility to oversee our independent auditors, to recommend for shareholder approval the appointment and, where appropriate, replacement of our independent auditors and to pre-approve audit fees and all permitted non-audit services and fees. Our audit committee is also authorized to act as our “qualified legal compliance committee”. As such, our audit committee will be responsible for investigating reports, made by attorneys appearing and practicing before the SEC in representing us, of perceived material violations of U.S. federal or state securities laws, breaches of fiduciary duty or similar material violations of U.S. law by us or any of our agents.

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

        The Companies Law defines the term “interested party” to include a person who:

—	holds 5% or more of our outstanding share capital or voting rights;

—	has the right to appoint one or more directors or the general manager; or

—	who serves as a director or as the general manager.

Approval of Specified Related Party Transactions Under Israeli Law

Fiduciary Duties of Office Holders

        The Israeli Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means to obtain:

—	information on the advisability of a given action brought for his approval or performed by him by virtue of his position; and

—	all other important information pertaining to these actions.

        The duty of loyalty of an office holder includes a duty to:

—	refrain from any conflict of interest between the performance of his duties for the company and the performance of his other duties or his personal affairs;

—	refrain from any activity that is competitive with the company;

—	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

—	disclose to the company any information or documents relating to a company’s affairs which the office holder has received due to his position as an office holder.

Disclosure of Personal Interest of an Office Holder

        The Israeli Companies Law requires that an office holder of a company disclose to the company any personal interest that he may have and all related material information known to him, in connection with any existing or proposed transaction by the company. The disclosure is required to be made promptly and in any event no later than the board of directors meeting in which the transaction is first discussed. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by:

—	the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of these people; or

—	any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he has the right to appoint at least one director or the general manager.

        Under Israeli law, an extraordinary transaction is a transaction that is:

—	not in the ordinary course of business;

—	not on market terms; or

—	likely to have a material impact of the company's profitability, assets or liabilities.

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

Disclosure of Personal Interests of a Controlling Shareholder

        Under the Israeli Companies Law, the disclosure requirements which apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights, but excluding a shareholder whose power derives solely from his or her position on the board of directors or any other position with the company. Extraordinary transactions with a controlling shareholder or with a third party in which a controlling shareholder has a personal interest, and the terms of engagement of a controlling shareholder as an office holder or employee, require the approval of the audit committee, the board of directors and the shareholders of the company, in that order. The shareholder approval must be by a majority of the shares voted on the matter, provided that either:

—	at least one-third of the shares of shareholders who have no personal interest in the transaction and who vote on the matter vote in favor thereof; or

—	the shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than one percent of the voting rights in the company.

        For information concerning the direct and indirect personal interests of our office holders and principal shareholders in specified transactions with us, see Item 7A of this Annual Report.

D.	EMPLOYEES

        The numbers and breakdowns of our employees as of the end of the past three years are set forth in the following table:

	As of December 31,
	2002	2003	2004

Numbers of employees by geographic location
Israel	172	157	161
United States	11	11	10
Elsewhere	0	2	10
Total workforce	183	170	181
Numbers of employees by category of activity
MIS, finance and administration	45	32	23
Research and development	103	118	104
Manufacturing, testing and quality assurance	18	4	26
Sales and marketing	17	16	28
Total workforce	183	170	181

        Our number of employees increased by 11 between December 31, 2004 and December 31, 2003 due to an increase in the number of employees required to support the initiation of commercial sales of our metro products.

        On December 31, 2003, there was a small decrease in the number of employees compared to December 31, 2002, mainly because the operations related to our legacy DSL business decreased.

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

        Israeli labor laws and regulations are applicable to all of our employees in Israel. The laws principally concern matters such as paid annual vacation, paid sick days, the length of the workday, payment for overtime, insurance for work-related accidents, severance pay and other conditions of employment. Israeli law generally requires severance pay, which may be funded, in whole or in part, by Managers’ Insurance described below, in certain circumstances, including the retirement or death of an employee or termination of employment without cause, as defined under Israeli law. The payments to Managers’ Insurance in respect of severance obligations amount to approximately 8.3% of wages. Furthermore, Israeli employees are required to pay predetermined sums to the National Insurance Institute. The payments to the National Insurance Institute are approximately 16% of wages of which the employee contributes approximately 66% and the employer contributes approximately 34%.

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

        As of February 28, 2005, Messrs. Eric Paneth and Izhak Tamir, each, directly or through a wholly owned company, beneficially owned 563,021 ordinary shares, or 12.3% of our ordinary shares, including options to purchase 20,000 of our ordinary shares at no exercise price per share. Except for Messrs. Paneth and Tamir, none of our executive officers or directors beneficially owns 1% or more of our outstanding ordinary shares.

        At December 31, 2004, outstanding options to purchase a total of 1,336,116 ordinary shares had been granted by us pursuant to our share incentive plan, of which options to purchase a total of 519,703 ordinary shares were held by our directors and officers (15 persons) as a group. Our share incentive plan is administered by an option committee of our board of directors, which is empowered, among other things, to recommend to our board of directors the optionees, dates of grant and the exercise price of options. Unless otherwise decided by our board of directors or the option committee, options granted under the share incentive plan are non-assignable except by the laws of descent. The outstanding options are exercisable at purchase prices which range from $0 to $60 per share, vest mainly over up to periods of five years, and have expiration dates which range from 2005 to 2013.

        Subject to the approval of the Board of Directors of Orckit, and based on the relative fair market value of Orckit and Corrigent, options granted by Corrigent may be exercised for securities of Orckit. Corrigent has granted or reserved options representing approximately 10% of its fully diluted equity. See Item 4.A for further information with respect to the Corrigent Stock Option Plan.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

        To our knowledge, (A) we are not directly or indirectly owned or controlled (i) by another corporation or (ii) by any foreign government and (B) there are no arrangements, the operation of which may at a subsequent date result in a change in control of Orckit.

        As of February 28, 2005, each of Eric Paneth and Izhak Tamir beneficially owns 12.3% of our ordinary shares and collectively beneficially own approximately 24.6% of our ordinary shares. Accordingly, Messrs. Paneth and Tamir, if they voted together, may have the power to control the outcome of matters submitted to a vote of our shareholders, including the approval of significant change of control transactions.

        The following table sets forth, as of February 28, 2005, the number of our ordinary shares, which constitute our only voting securities, beneficially owned by (i) all shareholders known to us to own more than 5% of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group. The voting rights of all major shareholders are the same. As of February 28, 2005, 4,540,718 of our ordinary shares were outstanding.

Identity of Person or Group	Amount Owned		Percent of Class

Eric Paneth (1)	563,021		12.3%
Izhak Tamir (2)	563,021		12.3%
Phylon Fund Limited and affiliate (3)	330,000		7.3%
All directors and executive officers as a group (13 persons)	1,246,168	(4)	26.5%

(1)(2)	Includes, in the case of each of Messrs. Tamir and Paneth, 20,000 ordinary shares issuable upon the exercise of options that are currently vested or vest within the next 60 days. As discussed in Item 6.E, securities held by Messrs. Tamir and Paneth of Corrigent may be exercised for shares of Orckit under certain circumstances.

(3)	Based on a Schedule 13G/A, dated February 10, 2005, of Phylon Fund Limited and Phylon Investment Advisers LLP filed with the Securities and Exchange Commission.

(4)	Includes 160,126 ordinary shares which may be purchased pursuant to options exercisable within sixty days following February 28, 2005. As discussed in Item 6.E, securities of Corrigent held by directors and executive officers of Orckit may be exercised for shares of Orckit.

        As of February 28, 2005, there were 30 holders of record of our ordinary shares in the United States who collectively held approximately 80.5% of our outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

B.	RELATED PARTY TRANSACTIONS

Founding Agreement for Corrigent Systems

        In connection with the founding of Corrigent Systems, Inc., we entered into founding agreement with Corrigent, which we established to undertake new technology projects. Pursuant to the founding agreement, Orckit contributed and transferred to Corrigent a team of employees and applicable assets and liabilities related to early stage initiation and development in its business area. Under the founding agreement, Corrigent assumed all employment-related obligations, accrued benefits and severance pay of our employees who became employees of Corrigent. In 2004, Orckit continued to fund Corrigent. Certain of our directors, officers and employees have previously been granted securities in Corrigent with a nominal exercise price.

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

Tikcro Management Agreement

        Following the sale of Tikcro’s business to STMicroelectronics in April 2003, we agreed to provide Tikcro administrative services. For the services rendered in 2004, Tikcro paid us $100,000. Fees to be paid by Tickro for 2005 were reduced to $72,000.

Clal Electronics Industries Ltd.

        In January 2003, we retired $12.5 million principal amount of our convertible subordinated notes and repurchased 616,590 of our ordinary shares held by Clal for aggregate consideration of $14.7 million.

Siliquent Technologies

        Siliquent Technologies, a provider of technology for the storage network applications industry, was founded in 2000 as a technology project. In October 2001, Siliquent Technologies, raised $10.0 million in equity financing from third parties. Certain of our directors, officers and employees had previously been granted securities in Siliquent with a nominal exercise price. In 2003, we participated in follow-on investment rounds in Siliquent and increased our investment by $1.0 million. In 2004, we participated in another follow on investment rounds in Siliquent for $1.4 million. Orckit’s ownership interest in Siliquent is not significant.

        We believe that any transactions involving affiliated parties were on terms no less favorable to us than could be obtained with non-affiliated parties.

C.	INTERESTS OF EXPERTS AND COUNSEL

        Not applicable

ITEM 8.	FINANCIAL INFORMATION

        See Item 18.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

        Our ordinary shares are quoted on the Nasdaq Stock Market and The Tel-Aviv Stock Exchange under the symbol ORCT. The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported on the Nasdaq Stock Market. The price per share of our ordinary shares has been retroactively adjusted to reflect the one-for-five reverse share split effective as of November 27, 2002 and the spin-off of Tikcro on June 30, 2000, based on the ratio of our share price to Tikcro’s share price on that date. This ratio allocated 44% of the price to Orckit and 56% to Tikcro.

        On February 28, 2005, we announced that our Board of Directors had approved a three-for-one stock split of our ordinary shares. This split is subject to the approval by our shareholders of an increase in our authorized share capital from 10,000,000 to 50,000,000 shares. Assuming shareholder approval at a Special Meeting of Shareholders to be held on March 31, 2005, we expect that the stock split will occur in April 2005. All share and share price information that we provide after the effective date of the split will be adjusted to give retroactive effect to this proposed three-for-one stock split.

Calendar Year		Price Per Share
		High	Low

2004		$25.70	$14.45
2003		$23.60	$2.95
2002		$21.60	$2.70
2001		$21.25	$5.40
2000		$203.95	$10.00

Calendar Period		Price Per Share
		High	Low
2005
	First Quarter (through March 16, 2005)	$60.99	$24.10
2004
	First Quarter	$23.00	$14.45
	Second Quarter	$24.03	$15.59
	Third Quarter	$24.13	$15.24
	Fourth Quarter	$25.70	$15.45
2003
	First Quarter	$7.10	$2.95
	Second Quarter	$10.04	$6.50
	Third Quarter	$9.25	$6.65
	Fourth Quarter	$23.60	$7.32

Calendar Month		Price Per Share
		High	Low

2005
	February	$59.36	$43.75
	January	$48.13	$24.10
2004
	December	$25.70	$21.53
	November	$25.00	$16.69
	October	$18.52	$15.45
	September	$18.20	$16.95

        The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported on the Tel-Aviv Stock Exchange.

Calendar Year	Price Per Share
	High	Low

2004	$25.58	$14.78
2003	$23.38	$3.55

Calendar Period		Price Per Share
		High	Low

2005
	First Quarter (through March 16, 2005)	$60.63	$23.84

2004
	First Quarter	$23.64	$15.07
	Second Quarter	$24.14	$15.26
	Third Quarter	$24.67	$14.78
	Fourth Quarter	$25.58	$15.42

2003
	First Quarter	$7.14	$3.55
	Second Quarter	$10.58	$6.86
	Third Quarter	$9.25	$7.00
	Fourth Quarter	$23.38	$7.88

Calendar Month		Price Per Share
		High	Low

2005
	February	$60.63	$43.35
	January	$42.96	$23.84
2004
	December	$25.58	$22.28
	November	$25.06	$16.82
	October	$17.73	$15.42
	September	$18.31	$16.86

        The share prices as presented above in US dollars were originally denominated in New Israeli Shekels and were converted to US dollars using the average exchange rate between the US dollar and the New Israeli Shekels for the presented period.

        Our shares began trading on the Tel-Aviv Stock Exchange in April, 2002. The trading volume of our shares on the TASE in 2002 was insignificant and, accordingly, we do not believe sales price information with respect to the limited trading of our ordinary shares on TASE in 2002 is meaningful.

B.	PLAN OF DISTRIBUTION

        Not applicable

C.	MARKETS

        Our ordinary shares are quoted on the Nasdaq Stock Market under the symbol ORCT. Our ordinary shares are also quoted on the Tel-Aviv Stock Exchange.

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

        We have obtained an exemption from Nasdaq’s requirement to send an annual report to shareholders prior to our annual general meetings. We file annual reports on Form 20-F electronically with the SEC and post a copy on our website.

Duties of Shareholders

        Under the Companies Law, each and every shareholder has a duty to act in good faith in exercising his rights and fulfilling his obligations towards Orckit and other shareholders and to refrain from abusing his power in Orckit, such as in voting in the general meeting of shareholders on the following matters:

—	any amendment to the articles of association;

—	an increase of our authorized share capital;

—	a merger; or

—	approval of certain actions and transactions which require shareholder approval.

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

        The Companies Law also provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company and there is no existing 25% or greater shareholder in the company. An acquisition of shares of a public company must also be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company and there is no existing majority shareholder in the company. These requirements do not apply if the acquisition is made in a private placement. The tender offer must be extended to all shareholders, but the offerer is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders. The tender offer may be consummated only if (i) at least 5% of the company’s outstanding shares will be acquired by the offerer and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

        If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares. If less than 5% of the outstanding shares are not tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to it. The law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer. If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquirer may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.

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

Insurance of Office Holders

        Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into an insurance contract which would provide coverage for any monetary liability incurred by any of our office holders, with respect to an act performed in the capacity of an office holder for:

—	a breach of his duty of care to us or to another person;

—	a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

—	a financial liability imposed upon him in favor of another person.

        We obtained liability insurance covering our officers and directors.

Indemnification of Office Holders

        Our articles of association provide that we may indemnify an office holder against the following obligations and expenses imposed on the office holder with respect to an act performed in the capacity of an office holder:

—	a financial obligation imposed on him in favor of another person by a court judgment, including a settlement judgment or an arbitrator's award approved by the court; and

—	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or which the office holder was ordered to pay by a court in connection with:

—	proceedings we institute against him or that are instituted on our behalf or by another person;

—	a criminal charge from which he is acquitted; or

—	a criminal proceeding in which he is convicted of an offense that does not require proof of criminal intent.

        Our articles of association also include provisions:

—	authorizing us to undertake in advance to indemnify an office holder as described above, provided that the undertaking is limited to those types of events which our board of directors deems to be anticipated when the undertaking is given and to an amount determined by our board of directors to be reasonable under the circumstances; and

—	authorizing us to retroactively indemnify an officer or director.

Limitations on Exculpation, Insurance and Indemnification

        The Israeli Companies Law provides that a company may not exculpate or indemnify an office holder, or enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

—	a breach by the office holder of his duty of loyalty unless, with respect to insurance coverage, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

—	a breach by the office holder of his duty of care if the breach was committed intentionally or recklessly;

—	any act or omission committed with the intent to derive an illegal personal benefit; or

—	any fine imposed on the office holder.

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

        For a description of our bank loan agreements, see: –“Liquidity and Capital Resources” under Item 5B of this Annual Report on Form 20-F.

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

United States

        The following summary describes the material U.S. federal income tax consequences to “U.S. Holders” (as defined below) arising from the purchase, ownership disposition of our ordinary shares. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended, or the “Code,” the final, temporary and proposed U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. For purposes of this summary, a “U.S. Holder” will be deemed to refer only to any of the following holders of our ordinary shares:

—	an individual who is either a U.S. citizen or a resident of the U.S. for U.S. federal income tax purposes;

—	a corporation or partnership (or other entity taxable as a corporation or a partnership) created or organized under the laws of the U.S. or any political subdivision thereof;

—	an estate, the income of which is subject to U.S. federal income tax regardless of the source of its income; and

—	a trust, if either (a) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

        This summary does not consider all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders by reason of their particular circumstances, including potential application of the alternative minimum tax, or any aspect of state, local or non-U.S. federal tax laws. In addition, this summary is directed only to U.S. Holders that hold our ordinary shares as capital assets and does not address the considerations that may be applicable to particular classes of U.S. Holders, including financial institutions, regulated investment companies, real estate investment trusts, pension funds, insurance companies, broker-dealers, tax-exempt organizations, grantor trusts, or other pass-through entities, holders whose functional currency is not the U.S. dollar, holders of our ordinary shares as part of a “straddle,” “hedge” or “conversion transaction” and holders, directly, indirectly or through attribution, of 10% or more (by vote or value) of our outstanding ordinary shares.

        Each U.S. Holder should consult with its own tax advisor as to the particular tax consequences to it of the purchase, ownership and sale of our ordinary shares, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Sale or Exchange of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Status,” a U.S. Holder’s sale or exchange of ordinary shares generally will result in the recognition by such U.S. Holder of capital gain or loss in an amount equal to the difference between the U.S. Dollar value of the amount realized and the U.S. Holder’s tax basis in the ordinary shares sold. This gain or loss will be long-term capital gain or loss if the ordinary shares sold have been held for more than one year at the time of the sale or exchange. Individual U.S. Holders currently are subject to a maximum tax rate of 15% on long-term capital gains for tax years beginning on or before December 31, 2008. Short-term capital gains generally are taxed at the same rates applicable to ordinary income. If the U.S. Holder’s holding period on the date of the sale or exchange is one year or less, such gain or loss will be a short-term capital gain or loss. See “ – Israel – Capital Gains Tax” for a discussion of taxation by Israel of capital gains realized on sales of our ordinary shares. Any capital loss realized upon the sale, exchange or other disposition of ordinary shares generally is deductible only against capital gains and not against ordinary income, except that in the case of non-corporate U.S. Holders, a capital loss is deductible to the extent of capital gains plus ordinary income up to $3,000. In general, any capital gain recognized by a U.S. Holder upon the sale or exchange of ordinary shares will be treated as U.S.-source income for U.S. foreign tax credit purposes. Under the tax treaty between the United States and Israel, gain derived from the sale, exchange or other disposition of ordinary shares by a U.S. Holder who is a resident of the United States for purposes of the treaty and who sells the ordinary shares within Israel may be treated as foreign-source income for U.S. foreign tax credit purposes.

        A U.S. Holder’s tax basis in his, her or its ordinary shares generally will be the purchase price paid therefore by such U.S. Holder. The holding period of each ordinary share owned by a U.S. Holder will commence on the day following the date of the U.S. Holder’s purchase of such ordinary share and will include the day on which the ordinary share is sold by such U.S. Holder.

        In the case of a U.S. Holder who uses the cash basis method of accounting and who receives NIS in connection with the sale or other taxable disposition of ordinary shares, the amount realized will be based on the “spot rate” on the settlement date of such sale or other taxable disposition. If such U.S. Holder subsequently converts NIS into U.S. Dollars at a conversion rate other than the spot rate in effect on the settlement date, he, she or it may have a foreign currency exchange gain or loss treated as ordinary income or loss for U.S. federal income tax purposes. A U.S. Holder who uses the accrual method of accounting may elect the same treatment required of cash method taxpayers with respect to a sale or other taxable disposition of ordinary shares, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the U.S. Internal Revenue Service. If an accrual method U.S. Holder does not elect to be treated as a cash method taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may be deemed to have realized an immediate foreign currency gain or loss for U.S. federal income tax purposes in the event of any difference between the U.S. Dollar value of the NIS on the date of sale or other taxable disposition and the settlement date. Any such currency gain or loss would be treated as ordinary income or loss and would be subject to tax in addition to any gain or loss recognized by such U.S. Holder on the sale or other taxable disposition of ordinary shares.

Treatment of Distributions

        For U.S federal income tax purposes, the amount of a distribution with respect to our ordinary shares will equal the amount of cash, the fair market value of any property distributed and the amount of any Israeli taxes withheld as described below under “Israel – Tax on Dividends.” Other than distributions in liquidation or in redemption of stock that are treated as exchanges, a distribution with respect to our ordinary shares paid by us to a U.S. Holder generally will be treated as a dividend to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of any distribution that exceeds these earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis in his, her or its ordinary shares, and then generally as capital gain from a deemed sale or exchange of such ordinary shares. Corporate U.S. Holders generally will not be allowed a deduction under Section 243 of the Code for dividends received on our ordinary shares and thus will be subject to tax at the rate applicable to their taxable income. Currently, a noncorporate U.S. Holder’s “qualified dividend income” generally is subject to tax at a rate of 15%. For this purpose, “qualified dividend income” generally includes dividends paid by a foreign corporation if either (a) the stock of such corporation with respect to which the dividends are paid is readily tradable on an established securities market in the U.S., including the NASDAQ National Market, or (b) such corporation is eligible for the benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The U.S. Secretary of the Treasury has indicated that the income tax treaty between the U.S. and Israel is satisfactory for this purpose. Dividends paid by us will not qualify for the 15% U.S. federal income tax rate, however, if we are treated, for the tax year in which the dividends are paid or the preceding tax year, as a “passive foreign investment company” for U.S. federal income tax purposes. See the discussion below under the heading “Passive Foreign Investment Company Status.” U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax rate applicable to their receipt of any dividends paid with respect to our ordinary shares.

        A dividend paid by us in NIS will be included in the income of U.S. Holders at the dollar amount of the dividend, based on the “spot rate” of exchange in effect on the date of receipt or deemed receipt of the distribution, regardless of whether the payment is in fact converted into U.S. dollars. U.S. Holders will have a tax basis in the NIS for U.S. federal income tax purposes equal to that dollar value. Any subsequent gain or loss upon the conversion of the NIS into dollars or other disposition of the NIS will be taxable as ordinary income or loss and will be treated as U.S.-source income or loss for U.S. foreign tax credit purposes.

        Dividends received with respect to our ordinary shares will constitute “portfolio income” for purposes of the limitation on the use of passive activity losses and, therefore, generally may not be offset by passive activity losses. Dividends received with respect to our ordinary shares also generally will be treated as “investment income” for purposes of the limitation on the deduction of investment interest expense and as foreign-source passive income for U.S. foreign tax credit purposes or, in the case of a U.S. Holder that is a financial services entity, financial services income. Subject to certain limitations, U.S. Holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability any Israeli income tax withheld from dividends on our ordinary shares. U.S. Holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld. In addition, special rules may apply to the computation of foreign tax credits relating to “qualified dividend income,” as defined above. The calculation of foreign tax credits and, in the case of a U.S. Holder that elects to deduct foreign income taxes, the availability of deductions are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. U.S. Holders are urged to consult their own tax advisors regarding the availability to them of foreign tax credits or deductions in respect of any Israeli tax withheld or paid with respect to any dividends which may be paid with respect to our ordinary shares.

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

        Because less than 75% of our gross income in 2004 constituted passive income for purposes of the Income Test, we do not believe that we would have been treated as a PFIC under the Income Test. Under the Asset Test, however, it is likely, under the approach set forth in the legislative history to the 1997 Act, that we would be deemed to have been a PFIC in 2004, as well as in 2001, 2002 and 2003, primarily because (a) a significant portion of our assets consisted of cash, short- and long-term deposits and marketable securities from the remaining proceeds of our offerings, and (b) the relatively low public market valuation of our ordinary shares. Accordingly, U.S. Holders are urged to consult their own tax advisors for guidance as to our status as a PFIC. For those U.S. Holders who determine that we were a PFIC in any future tax year and notify us in writing of their request for the information required in order to effectuate the QEF Election described below, we will promptly make such information available to them.

        If we are treated as a PFIC for U.S. federal income tax purposes for any year during a U.S. Holder’s holding period of ordinary shares and the U.S. Holder does not make a QEF Election or a “mark-to-market ” election (both as described below):

—	“Excess distributions” by us to a U.S. Holder would be taxed in a special way. “Excess distributions” with respect to any U.S. Holder are amounts received by such U.S. Holder with respect to our ordinary shares in any tax year that exceed 125% of the average distributions received by such U.S. Holder from us during the shorter of (i) the three previous years, or (ii) such U.S. Holder’s holding period of our ordinary shares before the then-current tax year. Excess distributions must be allocated ratably to each day that a U.S. Holder has held our ordinary shares. A U.S. Holder must include amounts allocated to the current tax year in his, her or its gross income as ordinary income for that year, pay tax on amounts allocated to each prior tax year in which we were a PFIC at the highest rate on ordinary income in effect for such prior year and pay an interest charge at the rate applicable to deficiencies for income tax.

—	The entire amount of any gain realized by a U.S. Holder upon the sale or other disposition of our ordinary shares also would be treated as an “excess distribution” subject to tax as described above.

—	The tax basis in ordinary shares acquired from a decedent who was a U.S. Holder would not receive a step-up to fair market value as of the date of the decedent’s death, but would instead be equal to the decedent’s basis, if lower.

        Although we generally will be treated as a PFIC as to any U.S. Holder if we are a PFIC for any year during the U.S. Holder’s holding period, if we cease to satisfy the requirements for PFIC classification, the U.S. Holder may avoid the consequences of PFIC classification for subsequent years if he elects to recognize gain based on the unrealized appreciation in his, her or its ordinary shares through the close of the tax year in which we cease to be a PFIC.

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

        A U.S. Holder may make a QEF Election with respect to a PFIC for any tax year of the U.S. Holder. A QEF Election is effective for the tax year in which the election is made and all subsequent tax years of the U.S. Holder. Procedures exist for both retroactive elections and the filing of protective statements. A U.S. Holder making the QEF Election must make the election on or before the due date, as extended, for the filing of the U.S. Holder’s income tax return for the first tax year to which the election will apply. Upon his, her or its request, we will provide to each U.S. Holder, who wishes to make a QEF Election for any year in which we are treated as a PFIC, the information required to make a QEF Election and to make subsequent annual filings.

        As an alternative to a QEF Election, a U.S. Holder generally may elect to mark his, her or its ordinary shares to market annually, recognizing ordinary income or loss (subject to certain limitations) equal to the difference, as of the close of the tax year, between the fair market value of his, her or its ordinary shares and the adjusted tax basis of such shares. If a mark-to-market election with respect to ordinary shares is in effect on the date of a U.S. Holder’s death, the normally available step-up in tax basis to fair market value will not be available. Rather, the tax basis of the ordinary shares in the hands of a U.S. Holder who acquired them from a decedent will be the lesser of the decedent’s tax basis or the fair market value of the ordinary shares. Once made, a mark-to-market election generally continues unless revoked with the consent of the U.S. Internal Revenue Service.

        The implementation of many aspects of the Code’s PFIC rules requires the issuance of regulations which in many instances have yet to be promulgated and which may have retroactive effect. We cannot be sure that any of these regulations will be promulgated or, if so, what form they will take or what effect they will have on the foregoing discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. Holders should consult their own tax advisors regarding our status as a PFIC and the eligibility, manner and advisability of making a QEF Election or a mark-to-market election if we are treated as a PFIC.

Information Reporting and Backup Withholding

        Payments in respect of our ordinary shares that are made in the U.S. or by certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding tax at rates equal to 28% through 2010 and 31 % after 2010. Backup withholding will not apply, however, to a U.S. Holder that (i) is a corporation or comes within certain exempt categories, and demonstrates that fact when so required, or (ii) furnishes a correct taxpayer identification number and makes any other required certifications. Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service.

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

        Generally, capital gains tax is imposed on Israeli residents at a rate of 15% on real gains derived on or after January 1, 2003 from the sale of shares in, among others, (i) Israeli companies publicly traded on Nasdaq or a recognized stock market in a country that has a treaty for the prevention of double taxation with Israel; or (ii) companies traded on both the TASE and Nasdaq or a recognized stock market outside of Israel (such as Orckit). This tax rate is contingent upon the shareholder not claiming a deduction for financing expenses in connection with such shares (in which case the capital gain will be taxed at a rate of 25%), and does not apply to: (i) the sale of shares to a relative (as defined in the Israeli Income Tax Ordinance); (ii) the sale of shares by dealers in securities who will be taxed at corporate tax rates for corporations and at marginal tax rates of up to 49% for individuals; (iii) the sale of shares by shareholders that report in accordance with the Income Tax Law (Inflationary Adjustments), 5745-1985, referred to as the Inflationary Adjustments Law, who will be taxed at corporate tax rates for corporation and at marginal tax rates of up to 49% for individuals; or (iv) the sale of shares by shareholders who acquired their shares prior to the issuer’s initial public offering (that may be subject to a different tax arrangement). The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

        Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on Nasdaq or a recognized stock market outside of Israel, provided that such capital gains are not derived from a permanent establishment in Israel and that such shareholders did not acquire their shares prior to the issuer’s initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

        In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

        Pursuant to a treaty between the governments of the United States and Israel, known as the U.S.-Israel Tax Treaty, the sale, exchange or disposition of shares by a person who holds the ordinary shares as a capital asset, who qualifies as a resident of the United States within the meaning of the treaty and who is entitled to claim the benefits afforded to a U.S. resident by the treaty will generally not be subject to Israeli capital gains tax. This exemption does not apply if the person holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the applicable sale, exchange or disposition, subject to specified conditions. However, under the treaty, the person would be permitted to claim a credit for the capital gains tax paid in Israel against the U.S. federal income tax imposed with respect to the applicable sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The treaty does not relate to U.S state or local taxes.

Tax on Dividends

        Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares, or stock dividends, we would be required to withhold income tax at the rate of up to 25%, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. If the income out of which the dividend is being paid is attributable to an Approved Enterprise, the rate is 15%. Under the U.S.-Israel Tax Treaty, if the income out of which the dividend is being paid is not attributable to an Approved Enterprise, then income tax with respect to shareholders that are U.S. corporations holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year, is required to be withheld at the rate of 12.5%. For more information on Approved Enterprises, please refer to Item 5B of this Annual Report.

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

General

        We are exposed to market risk, including movements in interest rates and foreign currency exchange rates. Our primary market risk exposure occurs because we generate most of our revenues in Japanese Yen but incur a majority of our salaries and related expenses and part of our other expenses in New Israeli Shekels.

        From time to time, in management’s discretion, we engage in hedging or other transactions intended to manage risks relating to foreign currency exchange rates. As of February 28, 2005, we were not involved in any hedging transactions. We may in the future undertake hedging or other similar transactions or invest in market risk sensitive instruments when our management determines that it is necessary to offset these risks.

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

        The table below presents our balance sheet exposure as of December 31, 2004 at fair value related to market risk sensitive instruments, mainly short term receivables and payables in currencies other than U.S. dollars. Substantially all of such balance is in the currencies set forth in the table below. The information is presented in U.S. dollars (in millions), which is our reporting currency.

        Please see also the explanatory notes below the table.

	New Israeli Shekels		Japanese Yen (3)	Total

Israel	(1.	5)		(1.5)
Far East			54.0	54.0
Total	(1.	5)	54.0	52.5

        Explanatory notes:

        1)        Total balance sheet exposure relating to market risk sensitive instruments is the sum of the absolute figures (excess of assets over liabilities in the amount of 52.5 million). A devaluation of 5% of the U.S. dollar compared to the NIS would cause an increase in expenses of approximately $75,000. A devaluation of 5% of the U.S. dollar compared to the Japanese Yen would cause a decrease in expenses of approximately $2.7 million.

        2)        The data presented in the table reflects the exposure after taking into account the effect of the “natural” hedging.

        3)        As of February 28, 2005, the balance sheet exposure in Japanese Yen was reduced to approximately $8.5 million.

Interest Rate Risk Management

        As of December 31, 2004, we had $26.6 million of cash and cash equivalents, $6.8 million of short-term bank deposits, $9.6 million of trading securities, $15.8 million of short-term marketable securities and $18.4 million of long-term marketable securities. Our trading and marketable securities mature as follows: $25.2 million in 2005, and $18.6 million over a period from 2005 to 2007. Due to the relatively short-term maturities of the Company’s cash, deposits and securities portfolio, an immediate 10% change in the current interest rates (for example, from 5.0% to 5.5%) is not expected to have a material effect on its near-term financial condition or results of operations.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        Not applicable

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable

ITEM 15.	CONTROLS AND PROCEDURES

        We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2004. The evaluation was performed with the participation of our senior management and under the supervision and with the participation of our chief executive officer and chief financial officer. Based on this evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective to alert them on a timely basis to material information required to be included in our periodic reports with the Securities and Exchange Commission.

        In addition, there were no changes in our internal control over financial reporting that occurred during 2004 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

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

        In the annual meeting held in May 2004, our shareholders re-appointed Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, to serve as our independent auditors. These accountants billed the following fees to us for professional services in each of the last two fiscal years:

	Year Ended December 31,
	2004	2003

Audit Fees	$80,500	$73,000
Audit-Related Fees	18,000	38,500
Tax Fees	49,500	20,000
All Other Fees	--	--

Total	$148,000	$131,500

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

        None of the fees paid by us to our independent auditors during 2004 were for services approved pursuant to 2-01(c)(7)(i)(C) of Regulation S-K.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

        Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

        See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

        Attached. See Item 19(a).

ITEM 19.	EXHIBITS

(a)	The following consolidated financial statements and related auditors’ report are filed as part of this Annual Report:

Page

Table of Contents to 2004 Consolidated Financial Statements	F-1
Report of Independent Registered Public Accounting Firm	F-2

Consolidated Financial Statements:
Balance Sheets at December 31, 2003 and 2004	F-3
Statements of Operations for the Years Ended
December 31, 2002, 2003 and 2004	F-4
Statements of Changes in Shareholders' Equity for the
Years Ended December 31, 2002, 2003 and 2004	F-5
Statements of Cash Flows for the Years Ended
December 31, 2002, 2003 and 2004	F-6
Notes to Financial Statements	F-7 - F-27

(b)	Exhibits:

        The following exhibits are filed as part of this Annual Report:

Exhibit No.	Exhibit

†1.1[7]	Memorandum of Association, as amended.

1.2[7]	Fourth Amended and Restated Articles of Association.

1.3[4]	Bonus Rights Agreement, dated as of November 20, 2001, between Orckit Communications Ltd. and American Stock Transfer & Trust Company, as Rights Agent.

1.4[1]	Amendment No. 1, dated as of February 5, 2003, to Bonus Rights Plan, dated as of November 20, 2001, between Orckit Communications Ltd. and American Stock Transfer & Trust Company, as Rights Agent.

4.1[2]	Orckit Israeli Share Incentive Plan, as amended (2000).

†4.5[3]	Lease Agreement, dated September 28, 1999, between Orckit Communications Ltd. and Gush 7093 Helka 162 Ltd., private company # 51-058315-6.

4.6[5]	Corrigent Stock Option Plan (2001).

4.7[6]	Spediant Stock Option Plan

4.8[6]	Promissory Note dated March 30, 2004 made by Orckit Communications Ltd. to HSBC Bank USA

4.10[7]	Orckit Communications Ltd. 2003 Subsidiary Employee Share Incentive Plan.

4.11*	Letter of undertaking dated December 5, 2005 of Orckit Communications Ltd to Bank Hapoalim B.M

4.12*	Undertaking dated December 5, 2005 of Orckit Communications Ltd to Bank Hapoalim B.M

4.13*	Debenture dated December 5, 2005 of Orckit Communications Ltd to Bank Hapoalim B.M

4.14*	Debenture dated December 5, 2005 of Corrigent Systems Ltd to Bank Hapoalim B.M

8.1*	Subsidiaries of Orckit Communications Ltd.

12.1*	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to § 302 of the Sarbanes-Oxley Act

12.2*	Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to § 302 of the Sarbanes-Oxley Act

13.1*	Certification of Principal Executive Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act

13.2*	Certification of Principal Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act

15.1*	Consent of Kesselman & Kesselman, independent auditors of Orckit Communications Ltd.

†	Translated in full or summary version; the original language version is on file with Orckit Communications Ltd. and is available upon request.

[1]	Incorporated by reference to Orckit Communications Ltd.‘s Registration Statement(File No. 000-28724) on Form 8-A/A.

[2]	Incorporated by reference to Orckit Communications Ltd.‘s Registration Statement(File No. 333-12178) on Form S-8.

[3]	Incorporated by reference to Orckit Communications Ltd.‘s Annual Report on Form 20-F for the fiscal year ended December 31, 2000.

[4]	Incorporated by reference to Orckit Communications Ltd.‘s Registration Statement(File No. 000-28724) on Form 8-A.

[5]	Incorporated by reference to Orckit Communications Ltd.‘s Annual Report on Form 20-F for the fiscal year ended December 31, 2001.

[6]	Incorporated by reference to Orckit Communications Ltd.‘s Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

[7]	Incorporated by reference to Orckit Communications Ltd.‘s Annual Report on Form 20-F for the fiscal year ended December 31, 2002.

*	Filed herewith.

SIGNATURES

        The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

ORCKIT COMMUNICATIONS LTD. BY: /S/ Izhak Tamir —————————————— Izhak Tamir President Date: March 21, 2005

ORCKIT COMMUNICATIONS LTD.

(An Israeli Corporation)

2004 CONSOLIDATED FINANCIAL STATEMENTS

ORCKIT COMMUNICATIONS LTD.

(An Israeli Corporation)

2004 CONSOLIDATED FINANCIAL STATEMENTS

The amounts are stated in U.S. dollars ($) in thousands.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of
ORCKIT COMMUNICATIONS LTD.

We have audited the consolidated balance sheets of Orckit Communications Ltd. (the “Company”) and its subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Israel and the standards of the Public Company Accounting Oversight Board (United States), including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and 2004 and the consolidated results of their operations, the changes in shareholders’ equity and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Tel Aviv, Israel	/s/ Kesselman & Kesselman
March 9, 2005	Certified Public Accountants (Isr.)

Kesselman & Kesselman is a member of PricewaterhouseCoopers International Limited, a company limited by guarantee registered in England and Wales.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	December 31
	2003	2004

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$10,048	$26,615
Marketable securities (note 9a)	31,302	25,354
Bank deposits (note 9d)	273	6,811
Trade receivables (note 9b)	147	54,814
Other receivables (note 9c)	1,596	1,492
Inventories	100	5,533

T o t a l current assets	43,466	120,619

LONG-TERM INVESTMENTS:
Marketable securities (note 9a)	31,160	18,441
Other (notes 1c, 3a, 9d)	9,465	5,255

	40,625	23,696

PROPERTY AND EQUIPMENT - net (note 2):	2,093	4,211

DEFERRED ISSUANCE COSTS, net of accumulated amortization (note 1g)	147	-

T o t a l assets	$86,331	$148,526

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Bank loans (note 9e)	-	$31,000
Trade payables	$3,108	25,824
Accrued expenses and other payables (note 9f)	5,878	11,645
Deferred income (note 9g)		35,662

T o t a l current liabilities	8,986	104,131

LONG-TERM LIABILITIES:
Accrued severance pay (note 3)	3,435	4,131
Convertible subordinated notes (note 4)	16,238	-

T o t a l long-term liabilities	19,673	4,131

COMMITMENTS (note 5)

T o t a l liabilities	28,659	108,262

SHAREHOLDERS' EQUITY (note 6):
Share capital - ordinary shares of no par value and paid-in capital
(authorized 10,000,000 shares; issued: December 31, 2003 - 5,216,593 shares;
December 31, 2004 - 5,275,995 shares; outstanding: December 31, 2003 -
4,334,980 shares; December 31, 2004 - 4,394,382 shares)	325,512	325,656
Deferred compensation	(2,797)	(217)
Accumulated deficit	(259,399)	(279,531)
Treasury shares, at cost (881,613 ordinary shares)	(5,644)	(5,644)

T o t a l shareholders' equity	57,672	40,264

T o t a l liabilities and shareholders' equity	$86,331	$148,526

The accompanying notes are an integral part of the consolidated financial statements.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Year ended December 31
	2002	2003	2004

REVENUES (note 9h)	$53,420	$1,683	$11,276
COST OF REVENUES (note 9i)	32,963	748	5,901

GROSS PROFIT	20,457	935	5,375
RESEARCH AND DEVELOPMENT EXPENSES - net (note 9j)	19,291	15,003	15,043
SELLING, GENERAL AND ADMINISTRATIVE
EXPENSES	14,699	12,656	11,993

OPERATING LOSS	(13,533)	(26,724)	(21,661)
FINANCIAL INCOME - net (note 9k)	17,616	5,108	1,529

NET INCOME (LOSS) FOR THE YEAR	$4,083	$(21,616)	$(20,132)

EARNINGS (LOSS) PER SHARE ("EPS") (note 9m):

Basic	$0.83	$(4.99)	$(4.62)

Diluted	$0.79	$(4.99)	$(4.62)

WEIGHTED AVERAGE NUMBER OF SHARES
USED IN COMPUTATION OF EPS:

Basic	4,932	4,332	4,358

Diluted	5,163	4,332	4,358

The accompanying notes are an integral part of the consolidated financial statements.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(U.S. dollars in thousands)

	Share capital
	Number of shares * (in thousands)	Amount		Additional paid-in capital	Deferred Compensation	Accumulated deficit	Treasury shares	Total shareholders' equity

BALANCE AT JANUARY 1, 2002	4,875		$710	$321,504	$(3,563)	$(241,866)		$76,785
CHANGES DURING 2002:
Net income						4,083		4,083
Exercise of options granted to employees	105		13					13
Amortization of deferred compensation related to employee
stock option grants					1,540			1,540
Cancellation of ordinary shares par value			(723)	723				-,-

BALANCE AT DECEMBER 31, 2002	4,980		-,-	322,227	(2,023)	(237,783)		82,421
CHANGES DURING 2003:
Net loss						(21,616)		(21,616)
Issuance of shares to employees, exchangeable to options, see note 6a(5)	600			2,496	(2,496)			-,-
Exercise of options granted to employees	237			112				112
Acquisition of treasury stock	(882)						(5,644)	(5,644)
Exchange of shares into options, see note 6a(5)	(600)			1,284	(1,284)			-,-
Amortization of deferred compensation related to employee
stock option grants, net of elimination of paid-in capital in
respect of employee stock option grants due to forfeiture				(607)	3,006			2,399

BALANCE AT DECEMBER 31, 2003	4,335		-,-	325,512	(2,797)	(259,399)	(5,644)	57,672
CHANGES DURING 2004:
Net loss						(20,132)		(20,132)
Exercise of options granted to employees	59			144				144
Amortization of deferred compensation related to employee
stock option grants					2,580			2,580

BALANCE AT DECEMBER 31, 2004	4,394	$	-,-	$325,656	$(217)	$(279,531)	$(5,644)	$40,264

* The figures as of January 1, 2002 are after giving retroactive effect to the one-for-five reverse share split, see note 6a(2).

The accompanying notes are an integral part of the consolidated financial statements.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended December 31
	2002	2003	2004

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) for the year	$4,083	$(21,616)	$(20,132)
Adjustments to reconcile net income (loss) to net cash provided by
(used in) operating activities:
Depreciation and amortization:
Property and equipment	3,568	3,039	1,781
Deferred charges	393	139	147
Impairment of property and equipment		1,800
Trading marketable securities, net	1,596	4,623	10,937
Gain from early extinguishment of convertible subordinated notes	(13,199)	(3,125)
Interest and premium amortization on long-term investments	(1,245)	(2,019)	780
Increase in accrued severance pay	105	170	696
Amortization of deferred compensation related to employee
stock option grants, net	1,540	2,399	2,580
Changes in operating assets and liabilities:
Decrease (increase) in trade receivables and other receivables	8,580	1,486	(54,563)
Increase (decrease) in trade payables, accrued expenses
and other payables	(7,954)	(2,999)	28,483
Increase in deferred income			35,662
Decrease (increase) in inventories	9,197	-,-	(5,433)

Net cash provided by (used in) operating activities	6,664	(16,103)	938

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(1,842)	(862)	(3,899)
Bank deposits, net	2,565	10,272	(280)
Funds in respect of accrued severance pay	758	(557)	(641)
Long term investments		(499)	(1,407)
Collection of long-term loan granted	13,000	7,000
Maturities of marketable securities held to maturity		26,310	9,950
Purchase of marketable securities held to maturity	(35,596)	(1,667)	(3,000)

Net cash provided by (used in) investing activities	(21,115)	39,997	723

CASH FLOWS FROM FINANCING ACTIVITIES:
Short-term bank loan, net			15,000
Long-term bank loan received			16,000
Cost of acquisition of treasury shares		(5,644)
Exercise of options granted to employees	13	112	144
Early extinguishment of convertible subordinated notes	(14,488)	(18,479)	(16,238)

Net cash provided by (used in) financing activities	(14,475)	(24,011)	14,906

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(28,926)	(117)	16,567
BALANCE OF CASH AND CASH EQUIVALENTS AT
BEGINNING OF YEAR	39,091	10,165	10,048

BALANCE OF CASH AND CASH EQUIVALENTS AT
END OF YEAR	$10,165	$10,048	$26,615

SUPPLEMENTARY DISCLOSURE OF CASH FLOW
INFORMATION - CASH PAID DURING THE YEAR FOR:
Interest paid	$3,152	$1,077	$674

Advances paid to income tax authorities	$96	$95	$62

The accompanying notes are an integral part of the consolidated financial statements.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

a.	General:

1)	Nature of operations

Orckit Communications Ltd. (“Orckit”) and its subsidiaries (together – the “Company”) is an Israeli corporation that is engaged in the design, development, manufacture and marketing of advanced telecom equipment, targeting high capacity broadband services. In 2004, substantially all of the Company’s revenues were derived from the sale of the CM-100 product line, which is a transport telecommunication equipment targeting high capacity packetized metropolitan networks. In 2002 and 2003, substantially all of the Company’s revenues were derived from the sale of ADSL (Asymmetric Digital Subscriber Line) broadband equipment for access networks. The Company does not expect to have additional revenues from the ADSL broadband equipment product line.

The CM-100 product line, which in 2004 generated substantially all of the Company’s revenues was initiated and funded by Orckit as a technology project through its subsidiary, Corrigent Systems (“Corrigent”).

During 2004, the Company reached an agreement for deployment in Japan of its CM-100 products. Under the agreement and related terms, the Company is also obligated to supply warranty and related services. The substantial majority of the Company’s revenues in 2004 were derived from this agreement, see note 9h. Through December 31, 2004, the Company has delivered a significant portion of units. A portion of the consideration for the Company’s sales was collected and the remainder was recorded as trade receivables. However, these revenues will be recognized ratably over a period of 14 months since vendor-specific objective evidence (“VSOE”) for the fair value of post contract hardware and software support services included in the agreement is not avalaible, see note 1i. below.

2)	Functional currency

The currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the U.S. dollar (“dollar”or “$”), since most purchases of materials and components are made in dollars, most of the financing activities of the Company are in dollars and most of its assets are denominated in dollars.

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

The consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

4)	Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported years. Actual results could differ from those estimates.

b.	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries.

Intercompany balances and transactions have been eliminated.

c.	Marketable securities and other investments

1)	Marketable securities

Marketable securities classified as trading securities are recorded at fair market value, with unrealized gains and losses included in financial income or expenses.

Debt securities that the Company plans to and based on its assessment has the ability to, hold to maturity, are classified as “held to maturity” and are recorded at amortized cost. The premium or discount is amortized over the period to maturity and included in financial income.

2)	Other investments

These investments include an investment in another company in a venture stage in the amount of $1.9 million. This investment is included within other long-term investments on the balance sheet, is stated at cost, net of write-down for decrease in value which is not of a temporary nature.

d.	Inventories

Inventories, which as of December 31, 2004 consist of finished products, are valued at the lower of cost or market. Cost is determined based on the specific cost of each product.

e.	Property and equipment:

1)	These assets are stated at cost.

2)	The assets are depreciated by the straight-line method on the basis of their estimated useful life, as follows:

Years
Computers, software and equipment	2-5
Office furniture and equipment	6-10

Leasehold improvements are amortized by the straight-line method, over the term of the lease, or over the estimated useful life of the improvements – whichever is shorter.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

f.	Impairment in value of property and equipment

Long-lived assets, held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets would be written down to their estimated fair values.

g.	Deferred issuance costs

Issuance costs of convertible subordinated notes, in the original amount of $ 4,531,000, were amortized by the straight-line method, in proportion to the balance of notes outstanding, over the period from issuance date to the maturity date. Upon the retirement of any notes, the unamortized balance was adjusted proportionately. In April 2004, the convertible subordinated notes were fully retired and all remaining issuance costs were amortized. Accordingly, there are no deferred issuance costs as of December 31, 2004.

h.	Treasury shares

Company’s shares purchased by the Company are presented as a reduction of shareholders’ equity, at their cost to the Company.

i.	Revenue recognition

Revenues from sales of products are recognized when title passes to the customer, provided that appropriate signed documentation of an arrangement exists, the fee is fixed or determinable and collectibility is reasonably assured.

EITF Issue No. 03-5, “Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software” affirms that the revenue recognition guidance in Statement of Position 97-2 (“SOP 97-2”) also applies to non-software deliverables, such as computer hardware, if the software is essential to the functionality of the non-software deliverables. According to SOP 97-2, revenues from sales of software products are recognized when, in addition to the criteria mentioned above, VSOE of fair value for undelivered elements exists. VSOE is typically based on the price charged when an element is sold separately or, if an element is not sold separately, on the price established by authorized management, if it is probable that the price, once established, will not change before market introduction.

The Company granted customer post-contract hardware and software support services (“PCS”) in connection with sales in 2004. Accordingly, where VSOE of the fair value of PCS could not be determined, the Company recognizes revenue for the entire arrangement ratably over the term of the PCS.

The Company does not, in the normal course of business, provide a right of return to its customers.

The deferred income balance as of December 31, 2004 equals the amount of revenues that were invoiced and due on delivery, but deferred, less applicable product, PCS and warranty costs.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

j.	Provision for warranty

The Company grants warranty servicing for products sold. The Company provides for such warranty at the time revenues from the related sales are recognized.

The annual provision is calculated as a percentage of the sales, based on historical experience.

k.	Research and development expenses

Research and development expenses are charged to income as incurred. Governments grants received for development of projects are recognized as a reduction of the expenses.

l.	Allowance for doubtful accounts

The allowance in respect of trade receivables has been determined for specific debts doubtful of collection.

m.	Cash equivalents

The Company considers all highly liquid investments, which include short-term bank deposits (up to three months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

n.	Earnings (loss) per share

Basic earnings per share is computed by dividing net income (loss) by the weighted average number of shares outstanding during each year, net of treasury and restricted shares.

In computing diluted earning per share, the potential dilutive effect of outstanding stock options was taken into account using the treasury stock method. See also note 9m.

o.	Comprehensive income

The Company has no comprehensive income components other than net income (loss).

p.	Stock based compensation

The Company accounts for employee stock based compensation in accordance with Accounting Principles Board Opinion (“APB”) No. 25 “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations. Under APB 25, compensation cost for employee stock option plans is measured using the intrinsic value based method of accounting (see also note 6a(5)). In accordance with Statement of Financial Accounting Standards (“FAS”) No. 123 of the Financial Accounting Standards Board of the United States (“FASB”) – “Accounting for Stock-Based Compensation” the Company discloses pro forma data assuming the Company had accounted for employee stock option grants using the fair value-based method defined in FAS 123.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

The following table illustrates the effect on net income (loss) and earnings (loss) per share assuming the Company had applied the fair value recognition provisions of FAS 123 to its stock-based employee compensation:

	Year ended December 31
	2002	2003	2004
	In thousands, except for per share data

Net income (loss), as reported	$4,083	$(21,616)	$(20,132)
Add: stock based employee
compensation expense,
included in reported net income
(loss)	1,540	2,399	2,580
Deduct: stock based employee
compensation expense
determined under the fair value
method for all awards	(2,916)	(3,177)	(3,027)

Pro forma net income (loss)	$2,707	$(22,394)	$(20,579)

Earnings (loss) per share:
Basic - as reported	$0.83	$(4.99)	$(4.62)
Basic - pro forma	$0.55	$(5.17)	$(4.72)
Diluted - as reported	$0.79	$(4.99)	$(4.62)
Diluted - pro forma	$0.52	$(5.17)	$(4.72)

q.	Deferred income taxes

Deferred taxes are determined utilizing the asset and liability method, based on the estimated future tax effects differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Valuation allowances are included in respect of deferred tax assets when it is more likely than not that no such assets will be realized.

Taxes which would apply in the event of disposal of investments in non-Israeli subsidiaries have not been taken into account in computing the deferred taxes, as it is the Company’s policy to hold these investments, and not to realize them.

r.	Shipping and handling fees and costs

Shipping and handling costs are classified as a component of cost of revenues.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

s.	Recently issued accounting pronouncements:

FAS 123 (Revised 2004) Share-based Payment

In December 2004, the FASB issued the revised FAS No. 123, Share-Based Payment (FAS 123R), which addresses the accounting for share-based payment transactions in which the Company obtains employee services in exchange for (a) equity instruments of the Company or (b) liabilities that are based on the fair value of the Company’s equity instruments or that may be settled by the issuance of such equity instruments. This Statement eliminates the ability to account for employee share-based payment transactions using APB 25, and requires instead that such transactions be accounted for using the grant-date fair value based method. This Statement will be effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005 (July 1, 2005 for the Company). This Statement applies to all awards granted or modified after the Statement’s effective date. In addition, compensation cost for the unvested portion of previously granted awards that remain outstanding on the Statement’s effective date shall be recognized on or after the effective date, as the related services are rendered, based on the awards’ grant-date fair value as previously calculated for the pro-forma disclosure under FAS 123.

The Company expects that upon the adoption of FAS 123R, it will apply the modified prospective application transition method, as permitted by the Statement. Under such transition method, upon the adoption of FAS 123R, the Company’s financial statements for periods prior to the effective date of the Statement will not be restated.

The Company expects that adoption of FAS 123R will have a material effect on its results of operations.

FAS 151 – Inventory Costs – an amendment of ARB 43, Chapter 4

In November 2004, the FASB issued FAS No. 151, “Inventory Costs – an amendment of ARB 43, Chapter 4” (FAS 151). This Statement amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. This Statement requires that those items be recognized as current-period charges. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005 (January 1, 2006 for the Company). The provisions of this Statement shall be applied prospectively. The Company does not expect this Statement to have a material effect on the Company’s financial statements or its results of operations.

EITF Issue 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”

In March 2004, the FASB issued EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” which provides new guidance for assessing impairment losses on debt and equity investments. Additionally, EITF Issue No. 03-1 includes new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB delayed the provisions of EITF Issue No. 03-1; however, the disclosure requirements remain effective and have been adopted by the Company in these financial statements. The Company will evaluate the effect, if any, of EITF Issue No. 03-1 when final guidance is released.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – PROPERTY AND EQUIPMENT

Composition of assets, grouped by major classification, is as follows:

	December 31
	2003	2004
	In thousands

Cost:
Computers, software and equipment	$16,931	$20,788
Office furniture and equipment	1,380	1,407
Leasehold improvements	2,190	2,205

	$20,501	$24,400

Less - accumulated depreciation
and amortization	18,408	20,189

	$2,093	$4,211

Depreciation expenses totaled $ 3,568,000, $ 3,039,000 and $ 1,781,000 in the years ended December 31, 2002, 2003 and 2004 respectively.

In addition, in 2003, the Company recorded an impairment of property and equipment in the amount of approximately $1.8 million, representing write-off of property and equipment relating to the ADSL product line (see also note 1a).

NOTE 3 – SEVERANCE PAY:

a.	Israeli labor laws and agreements require payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The Company’s severance pay liability to its employees, mainly based upon length of service and the latest monthly salary (one month’s salary for each year worked) is reflected by a balance sheet accrual under “accrued severance pay”. The Company records the liability as if it were payable at each balance sheet date on an undiscounted basis.

The liability is partly funded by purchase of insurance policies or pension funds and by deposit of funds in dedicated deposits. The amounts funded are included in the balance sheet under “long term investments – other”. The policies are the Company’s assets and under labor agreements, subject to certain limitations, they may be transferred to the ownership of the beneficiary employees. The amounts funded as of December 31, 2003 and 2004 are approximately $ 2,707,000 and $3,348,000, respectively.

In several of the Company’s agreements, the Company makes regular deposits with the insurance companies for securing the employee rights upon retirement. Thus, in accordance with these agreements, the Company is fully relieved from any severance pay liability. The liability accrued in respect of these employees and the amounts funded, as of the agreement date, are not reflected in the balance sheets, since the amounts funded are not under the control and management of the Company.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 – SEVERANCE PAY (continued):

b.	The amounts of pension and severance pay expense were $ 844,000, $ 776,000 and $905,000 for the years ended December 31, 2002, 2003 and 2004 respectively, of which $ 15,000 and $300,000 in 2003 and 2004 respectively, were in respect of the insurance policies that were expensed but not reflected in the balance sheet as described above.

c.	The Company expects to contribute approximately $ 1.0 million in 2005 to the insurance companies and pension funds, in respect of its severance pay liabilities expected for 2005 operations.

d.	The Company does not expect to pay any future benefits to its employees upon their normal retirement age in the years 2005 through 2014 since there are no current employees who reach retirement age until year 2014.

The statement in item d above does not include amounts that might be paid to employees who will cease working with the Company before their normal retirement age.

NOTE 4 – CONVERTIBLE SUBORDINATED NOTES:

a.	In March, 2000, the Company issued $ 125,000,000 principal amount of convertible subordinated notes (the “Notes”) due on April 1, 2005. The Notes bore interest at an annual rate of 5.75% payable April 1 and October 1 of each year. Unless previously redeemed, the Notes were convertible by the holder at any time through maturity into ordinary shares of the Company and Tikcro Technologies Ltd. (“Tikcro”, previously known as Tioga Technologies Ltd.), a related party. The conversion rate was equal to 2.34962 ordinary shares of Orckit plus 11.7481 ordinary shares of Tikcro for each $ 1,000 principal amount of Notes.

b.	Early extinguishment of the Notes

During 2002, 2003 and 2004, the Company retired $ 28.2 million, $ 22.0 million and $16.2 million principal amount of the Notes, respectively. Through December 31, 2001, the Company had retired an aggregate of $ 58.6 million principal amount of the Notes. As of December 31, 2004, there are no Notes outstanding.

The Company recorded financial income of $ 13.2 million in 2002 and $ 3.1 million in 2003 from gains on early extinguishments of Notes. The redemption of notes in 2004 did not result in any financial income.

c.	In January 2003, the Company repurchased from Clal Electronic Industries Ltd. (“Clal”), at the time a related party, 616,590 of Orckit’s ordinary shares and $12.5 million principal amount of Orckit’s Notes for a total consideration of approximately $14.7 million in cash. The Company attributed $11 million of the consideration to the principal amount of the Notes and accrued interest and $ 3.7 million of the consideration to the repurchase of the shares.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 – COMMITMENTS:

a.	Royalty commitment

The Company is committed to pay royalties to the Government of Israel on proceeds from sales of products whose research and development was funded, in part, by Government grants. At the time the grants were received, successful development of the related projects was not assured.

In the case of failure of a project that was partly financed by royalty-bearing Government participations, the Company is not obligated to pay any royalties to the Government.

The royalty rate, based on the sales of products resulting from funded research and development projects, was fixed at 3% during the first three years and 4-5% thereafter. Royalties are payable up to 100% of the amount of such grants, with the addition of annual interest based on LIBOR.
In the event that any of the manufacturing rights or technology are transferred out of Israel, subject to the approval of the Government of Israel, the Company would be required to pay royalties at a higher rate and an increased aggregate pay back amount in the range of 120% to 300% of the grants received, based on the applicable project.

The total aggregate contingent liability of the Company and its subsidiaries in respect of royalties to the Government of Israel at December 31, 2004 was approximately $ 10.0 million.

b.	Lease commitments

The Company has entered into operating lease agreements with respect to its offices. The main agreement is for the premises it uses in Israel. The Company has an option to terminate this lease agreement with a six month notice in advance.
The projected annual rental payments for 2005, at rates in effect at December 31, 2004, are approximately $ 750,000.
Lease expenses totaled $ 1,414,000, $ 803,000 and $ 785,000 in the years ended December 31, 2002, 2003 and 2004, respectively.

NOTE 6 – SHAREHOLDERS’ EQUITY:

a.	Share capital:

1)	The Company’s ordinary shares are traded in the United States on the Nasdaq National Market, under the symbol “ORCT”. Beginning in April 2002, the Company’s ordinary shares were also traded on the Tel-Aviv Stock Exchange in Israel.

2)	Reverse share split

On November 12, 2002, the Company’s shareholders approved a one-for-five reverse share split, pursuant to which every five ordinary shares were combined into one ordinary share. Prior to the reverse share split, the shareholders of the Company approved an amendment to the Article of Association of the Company, changing the Ordinary Shares of NIS 0.10 par value into Ordinary Shares with no par value. All share and per share data included in these financial statements have been retroactively adjusted to reflect the one-for-five reverse share split, which was effective as of November 27, 2002. The number of options and their exercise prices were also adjusted as a result of the reverse share split.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – SHAREHOLDERS’ EQUITY (continued):

3)	Treasury shares

During 2003, the Company acquired 881,613 ordinary shares of the Company at a cost of $ 5,644,000 (see also note 4c).

4)	Exercise of options

Under the Employee Share Option Plan (see note 6b. below), options to purchase 105,466; 237,368 and 59,402 ordinary shares were exercised in the years ended December 31, 2002, 2003 and 2004, respectively.

5)	In January 2003, the Company adopted the “Orckit Communications Ltd. 2003 Subsidiary Employee Share Incentive Plan” (the “2003 Plan”). Pursuant to the 2003 Plan and subject to applicable laws and regulations, the Company issued, for no consideration, 600,000 of its ordinary shares to employees of its subsidiaries, excluding directors of the Company. The shares were duly authorized and validly issued, fully paid and nonassessable. The shares were deposited with a trustee and were to vest after a period of 3 years. According to the 2003 Plan, the shares issued may be exchanged at any time by the Company, in its discretion, for a number of options to purchase shares of the applicable subsidiary.

During 2003, 60,000 shares were forfeited and 540,000 shares were exchanged to options to purchase shares of subsidiaries. The accounting treatment applied in respect of the plan is variable accounting until the exchange occurred. Accordingly, compensation in respect of the grant of the shares was measured according to the share price of Orckit and updated to reflect the changes in the share price through the date of the exchange. The compensation measured totaled approximately $ 3.8 million, which is to be amortized over the vesting period of the options granted, and of which approximately $1.3 million and $2.3 million were amortized in 2003 and 2004, respectively. Upon the exchange, the plan became a fixed plan and the compensation was fixed according to the share price of Orckit on that date. At the date of exchange, the intrinsic value of options to purchase shares of subsidiaries granted to employees was zero.

6)	On February 27, 2005 the Board of Directors has approved a three-for-one stock split of the Ordinary Shares to be effected in the form of a 200% stock dividend, pursuant to which the Company will distribute to each holder of an Ordinary Share two additional Ordinary Shares for no consideration. In order to enable such stock dividend, shareholders’ approval to increase the Company’s authorized share capital from 10,000,000 to 50,000,000 is required. Subject to such approval, the distribution date of the stock dividend is expected to occur in the beginning of April 2005.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – SHAREHOLDERS’ EQUITY (continued):

b.	Employee Share Option Plan:

1)	In February, 1994, the Company’s Board of Directors approved an Employee Share Option Plan (the “Plan”). The total aggregate number of shares authorized for which options could be granted under the Plan (as amended in 2004) was 2,682,047 at December 31, 2004, of which options to purchase 457,723 shares and 220,844 shares, at December 31, 2003 and 2004, respectively, were available for future grant. With respect to options outstanding at December 31, 2004, see (2) below. Each option can be exercised to purchase one ordinary share having the same rights as the other ordinary shares. The resale of the shares underlying these options was registered with the United States Securities and Exchange Commission.

The options usually vest linearly over a period of up to 5 years as determined on the date of grant.

2)	A summary of the status of the Plan as of December 31, 2002, 2003 and 2004, and changes during the years ended on those dates is presented below.

	Year ended December 31
	2002		2003		2004
	Number	Weighted average exercise price (per option)	Number	Weighted average exercise price (per option)	Number	Weighted average exercise price (per option)

Options outstanding at beginning
of year	829,429	$6.7	837,723	$7.2	674,639	$9.0
Changes in options during the year:
Granted, (1)	190,000	$3.6	232,500	$3.5	726,000	16.8
Exercised	(105,466)		(237,368)	$0.5	(59,402)	2.4
Forfeited	(76,240)	$1.7	(158,216)	$4.2	(5,121)	6.5

Options outstanding at year-end	837,723	$7.2	674,639	$9.0	1,336,116	13.5

Options exercisable at year-end	431,903	$10.8	399,411	$12.9	462,611	11.6

Weighted average fair value of
options granted during the year (2)		$0.2		$0.5		$2.1

(1)	Composed as follows:

	Y e a r s e n d e d D e c e m b e r 3 1,
	2 0 0 2			2 0 0 3			2 0 0 4
	Number	Weighted average exercise price	Weighted average fair value (per option)	Number	Weighted average exercise price	Weighted average fair Value (per option)	Number	Weighted average exercise price	Weighted average fair Value (per option)

Options granted during
the year at the
following exercise
prices:
Above market value							484,000	$16.7	$1.9

At market value	190,000	$3.6	$0.2	232,500	$3.5	$0.5	242,000	$16.8	$2.6

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – SHAREHOLDERS’ EQUITY (continued):

(2)	The fair value of each option grant is estimated on the date of grant, inter alia, using the Black-Scholes option-pricing model taking into account the expected term of the option (contractual term and the effects of employees’ expected exercise and employment termination behavior) with the following assumptions: Dividend yield is 0% for all years, expected volatility:

2002 – 81%; 2003 – 59%; 2004 – 40%. Risk-free interest rate: 2002 – 4.00%; 2003 – 1.5%; 2004 – 2% and average expected life of approximately 3 years.

3)	The following table summarizes information about options outstanding at December 31, 2004:

Options outstanding				Options exercisable
Range of exercise price	Number outstanding at December 31, 2004	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at December 31, 2004	Weighted average exercise price
$		Years	$		$

0	171,733	4.8	0	171,733	0
3-7	236,866	8.5	3.4	93,115	3.4
7-15	29,875	5.3	8.2	26,125	8.3
15-20	718,500	6.2	16.7	0	0
20-30	90,424	3.7	21.7	82,920	21.7
30-60	88,718	4.5	34.1	88,718	34.1

	1,336,116		13.5	462,611	11.6

c.	Grant of stock and option plans of subsidiaries

In 2001, the Board of Directors of the Company’s major subsidiary, Corrigent, approved an employee share option plan (the “Corrigent Subsidiary Plan”). Corrigent has granted, and reserved for grant, shares and options under its Plan, as applicable, to its employees, officers and directors and to personnel of Orckit, including employees, officers and directors of Orckit. As determined by the respective stock option committee, the exercise price of options granted is zero, which represents the value of the shares on grant day. The vesting period of options granted is up to four years from the date of grant.

As of December 31, 2004, on a fully diluted basis, Orckit’s holding in Corrigent was approximately 90%, (December 31, 2003 – 70%. The increase in holding is due to the issuance of Corrigent’s capital stock to Orckit as consideration for additional funding).

At the grant date, the intrinsic value and the weighted fair value of options granted by Corrigent was $ 0. Accordingly, no compensation expense in respect of the options granted was recorded other than $ 1.3 million and $2.3 million amortization of compensation measured upon exchange of Orckit shares, in 2003 and 2004 respectively, see note 6a(5) above.

d.	Dividends

In the event cash dividends are declared by the Company, such dividends will be declared and paid in Israeli currency.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – SHAREHOLDERS’ EQUITY (continued):

e.	Shareholder Bonus Rights Plan

On November 21, 2001, the Company’s Board of Directors adopted a Shareholder Bonus Rights Plan (the “Rights Plan”) pursuant to which share purchase bonus rights (the “Rights”) were distributed on December 6, 2001 at the rate of one Right for each of the Company’s ordinary shares held by shareholders of record as of the close of business on that date.

The Rights Plan is intended to help ensure that all of the Company’s shareholders are able to realize the long-term value of their investment in the Company in the event of a potential takeover which does not reflect the full value of the Company and is otherwise not in the best interests of the Company and its shareholders. The Rights Plan is also intended to deter unfair or coercive takeover tactics.

The Rights will be exercisable and transferable apart from the Company’s ordinary shares only if a person or group becomes an “Acquiring Person” by acquiring beneficial ownership of 15% or more of the Company’s ordinary shares, subject to certain exceptions set forth in the Rights Plan, or commences a tender or exchange offer upon consummation of which such person or group would become an Acquiring Person. Subject to certain conditions described in the Rights Plan, once the Rights become exercisable, the holders of Rights, other than the Acquiring Person, will be entitled to purchase ordinary shares at a discount from the market price.

NOTE 7 – TAXES ON INCOME:

a.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the “law”)

Under the law, by virtue of the “approved enterprise” status granted to its enterprises (including the enterprises of Corrigent), the Company is entitled to various tax benefits, including the following:

1)	Reduced tax rates

The period of tax benefits is 7 years, commencing in the first year which the Company earns taxable income from the approved enterprise, subject to certain limitations. Income derived from the approved enterprise is tax exempt for a period of 2 years, after which the income from these enterprises is taxable at the rate of 25% for 5 years, the remainder of the period of tax benefits.

2)	Conditions for entitlement to the benefits

The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the law, regulations published thereunder and the instruments of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be cancelled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the Israeli consumer price index (the “Israeli CPI”) and interest.

In the event of distribution of cash dividends out of income which was tax exempt as above, the Company would have to pay 25% tax in respect of the amount distributed.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – TAXES ON INCOME (continued):

b.	Tax rates applicable to income from other sources:

1)	Income from other sources in Israel

Income not eligible for approved enterprise benefits mentioned in note 7a. above is taxed at the regular rate. Through December 31, 2003, the corporate tax rate was 36%. In July 2004, an amendment to the Israeli Income Tax Ordinance was enacted. One of the provisions of this amendment is that the corporate tax rate is to be gradually reduced from 36% to 30%, in the following manner: the rate for 2004 will be 35%, in 2005 – 34%, in 2006 – 32%, and in 2007 and thereafter – 30%.

2)	Income of non-Israeli subsidiaries

Non-Israeli subsidiaries are taxed according to the tax laws in their countries of residence.

c.	Measurement of the results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985

Results for tax purposes are measured on a real basis - adjusted for the increase in the Israeli CPI. As explained in note 1a(2), the financial statements are presented in dollars. The difference between the change in the Israeli CPI and the NIS-dollar exchange rate – both on annual and cumulative bases – causes a difference between taxable income and income reflected in these financial statements.

Paragraph 9 (f) of FAS 109, “Accounting for Income Taxes”, prohibits the recognition of deferred tax liabilities or assets that arise from differences between the financial reporting and tax bases of assets and liabilities that are measured from the local currency into dollars using historical exchange rates, and that result from changes in exchange rates or indexing for tax purposes. Consequently, the abovementioned differences were not reflected in the computation of deferred tax assets and liabilities.

d.	Deferred income taxes

At December 31, 2004, the Company and its subsidiaries had accumulated tax losses amounting to approximately $ 134 million (December 31, 2003 – approximately $130 million) and carry forward capital losses for tax purposes of approximately $ 39 million (December 31, 2003 – $ 40 million). These losses are mainly denominated in NIS, linked to the Israeli CPI and are available indefinitely to offset future taxable business income. The Company and each of its subsidiaries are assessed on a stand-alone basis, hence accumulated tax losses in each of the entities can offset future taxable business income in the entity they were generated.

At December 31, 2004, the Company and its subsidiaries had net deferred tax asset (mostly in respect of carry forward losses and capital losses), in the amount of approximately $ 37 million (December 31, 2003 – approximately $44 million; December 31, 2002 –approximately $40 million). A valuation allowance for the entire amount of such asset was set up, and consequently no deferred tax asset is recorded in the balance sheet, since it is more likely than not that the deferred tax assets will not be realized in the foreseeable future.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – TAXES ON INCOME (continued):

e.	Tax rate reconciliation

In 2004, the main reconciling item from the statutory tax rate of the Company (35%, representing a theoretical tax benefit of approximately $ 7 million) to the effective tax rate (0%) is the non-recognition of tax benefits in respect of tax losses incurred in the reported year. In 2003 and 2002, the main reconciling item from the statutory tax rate of the Company (36%, representing theoretical tax expenses of approximately $ 8.0 million and $1.5 million respectively) to the effective tax rate (0%) is the release of valuation allowance provided against the deferred taxes created in respect of carry forward tax losses (see note 1q).

f.	Tax assessments

The Company has received final assessments through the year ended December 31, 2000. The Company’s subsidiaries have not been assessed since incorporation.

NOTE 8 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

a.	Balances in non-dollar currencies:

1)	As follows:

December 31, 2004
In thousands

Assets	58,965

Liabilities	6,445

The above mainly represent balances in Japanese Yen (“Yen”) and in lower portion – in Israeli currency.

2)	Data regarding the rate of exchange and the Israeli CPI:

	Year ended December 31
	2002	2003	2004

Rate of devaluation (evaluation) of the Israeli
Currency against the dollar	7.3%	(7.6)%	(1.6)%
Rate of evaluation of the Yen
against the dollar			(4.1)%
Rate of increase (decrease) in the Israeli CPI	6.5%	(1.9)%	1.2%
Exchange rate at end of year - $ 1=	NIS 4.737	NIS 4.379	NIS 4.308

b.	Fair value of financial instruments

The fair value of financial instruments included in working capital and of the Notes is usually identical or close to their carrying value.

As to the fair value of the Company’s securities that are held to maturity, see note 9a(2).

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

c.	Concentrations of credit risks

At December 31, 2003 and 2004, primarily all of the Company’s and its subsidiaries’cash and cash equivalents were held by Israeli and International bank institutions. Primarily all of the Company’s marketable securities were held by international bank institutions. Such securities represented debentures issued by a number of US and Israeli corporations and agencies.

The Company evaluates on a current basis its financial exposure with any financial institution or commercial issuer.

Substantially all of the trade receivable balance at December 31, 2004 derived from one customer. The Company is of the opinion that the exposure to credit risk relating to these trade receivables is limited. An appropriate allowance for doubtful accounts is included in the accounts.

NOTE 9 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

Balance sheets:

a.	Marketable securities:

1)	Trading securities

At December 31, 2004, the Company held trading securities in the amount of $ 9.5 million (December 31, 2003 – $ 20.5 million). These securities are classified as short-term investments.

2)	Held-to-maturity marketable securities

The securities mature over the following years:

	December 31
	2003	2004
	In thousands
	Carrying amounts

Mature within 12 months - Classified as short-term investments	$10,054	$15,760
Mature after 1 year up to 3 years	31,160	18,441

	$41,214	$34,201

At December 31, 2004, the fair value of the Company’s held-to-maturity tradable securities is $ 31.6 million (December 31, 2003 – $ 42.2 million). The difference between the carrying amounts and the fair value results from a decrease in market value in comparison to the amortization of the premium paid for the securities in the amount of approximately $2.5 million (December 31, 2003 – increase in market value of approximately $1 million). It is expected that the debt securities would not be settled at a price less than the amortized cost of the investment. Because the Company has the ability and intent to hold this investment until a recovery of fair value, which may be maturity, it does not consider the investment in these debentures to be other-than-temporarily impaired at December 31, 2004.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

b.	Trade receivables:

	December 31
	2003	2004
	In thousands

Open accounts	$230	$54,893
Less - allowance for doubtful accounts	83	79

	$147	$54,814

	Year ended December 31
	2002	2003	2004
	In thousands

Allowance for doubtful accounts:
Balance at beginning of year	$549	$83	$83
Increase during the year	83	63
Bad debt written off	(549)	(63)	(4)

Balance at end of year	$83	$83	$79

c.	Other receivables

	December 31
	2003	2004
	In thousands

Employees and employee institutions	$63	$42
Government of Israel	996	743
Prepaid expenses	493	683
Sundry	44	24

	$1,596	$1,492

d.	Bank deposits

At December 31, 2004, the Company had bank deposits classified among current assets, which are denominated in dollars and bear annual interest at a rate of 4.29%, in the amount of $ 6.8 million. As of December 31, 2003, this deposit was classified as other long-term investments in the balance sheet, since this deposit matures in 2005. In addition, at December 31, 2003, the Company had short-term bank deposits denominated in dollars in the amount of $ 273,000.

e.	Bank loans

The balance at December 31, 2004 consisted of a short-term bank loan of $15 million and current maturities of long-term bank loans of $16 million. The loans, received in dollars, bear annual interest at a weighted rate of 2.94%.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

In addition, in 2004, the Company entered into an agreement for a bank credit facility, pursuant to which the Company may, subject to certain conditions, from time to time, borrow an aggregate principal amount of up to $20 million. Under the terms of the agreement, the amounts will be denominated in dollars and will bear interest at Libor plus a fixed rate.

The loans received by the Company in 2004 are secured by a fixed charge on the Company’s bank deposits and rights deriving from the letter of agreement with its major customer (see notes 1a and 9h).

f.	Accrued expenses and other payables:

	December 31
	2003	2004
	In thousands

Accrued expenses in respect of deferred income, see g. below		$6,944
Employees and employee institutions	$2,088	1,637
Provision for vacation pay	2,162	1,515
Provision for warranty *	434	556
Accrued royalties	122	489
Accrued interest	233	127
Sundry	839	377

	$5,878	$11,645

	December 31
	2003	2004
	In thousands

* The changes in the balance during the year:
Balance at beginning of year	$1,218	$434
Payments made under the warranty	(98)	(107)
Product warranties issued for new sales	34	382
Changes in accrual in respect of pre-existing warranties	(720)	(153)

Balance at end of year	$434	$556

g.	Deferred income:

December 31, 2004
In thousands

Revenues to be recognized in future periods	$74,491
Applicable product costs	(28,909)
Applicable PCS, warranty and other costs	(9,920)

$35,662

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

Statements of operations:

h.	Segment information and revenues from principal customers

The Company operates in one operating segment.

Disaggregated financial data is provided below as follows: (1) revenues by geographic area; and (2) revenues from principal customers:

1)	Geographic information

Following is a summary of revenues by geographic area. The Company sells its products mainly to telecommunications carriers. Revenues are attributed to geographic areas based on the location of the end users as follows:

	Year ended December 31
	2002	2003	2004
	In thousands

Japan	-,-	-,-	$10,216
Israel	$463	$35	-,-
United States	44,811	-,-	-,-
Europe	7,601	1,510	901
Other countries	545	138	159

	$53,420	$1,683	$11,276

Most of the Company’s property and equipment are located in Israel.

2)	Revenues from principal customers – revenues from single customers each of which exceeds 10% of total revenues in the relevant year:

	Year ended December 31
	2002	2003	2004
	In thousands

Customer A	--	--	$9,195

Customer B	$7,209	$530	$863

Customer C	$43,912	--	--

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

i.	Cost of revenues:

	Year ended December 31
	2002	2003	2004
	In thousands

Materials consumed, subcontractors
and other production expenses	$27,702	$533	$9,508
Payroll and related expenses	1,207		488
Depreciation	174	199	340
Decrease (increase) in inventories of
finished products	3,274		(5,433)
Other	606	16	998

	$32,963	$748	$5,901

The Company currently procures a number of major components of its products from single source suppliers.

j.	Research and development expenses - net:

Total expenses	$22,266	$20,803	$17,725
L e s s - grants and participations,
see note 5	2,975	5,800	2,682

	$19,291	$15,003	$15,043

k.	Financial income - net:

	Year ended December 31
	2002	2003	2004
	In thousands

Income:
Interest on bank deposits	$1,207	$557	$367
Gain and interest on marketable securities	3,819	2,883	1,883
Gain from early extinguishments of notes	13,199	3,125
Interest on long-term loan	2,885	114
Other (including currency transactions)	198	62	80

	$21,308	$6,741	$2,330

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

	Year ended December 31
	2002	2003	2004
	In thousands

Expenses:
Interest in respect of convertible subordinated
notes and bank loans	$3,086	$1,114	$566
Amortization of convertible subordinated
notes issuance costs	393	139	147
Other (2002 and 2003 - mainly currency
transaction gains and losses)	213	380	88

	3,692	1,633	801

	$17,616	$5,108	$1,529

l.	Transactions with related parties:

1)	In 2002, cost of revenues included purchases from Tikcro, a related party, which amounted to $ 200,000.

2)	Commencing July 1, 2003, the Company provides Tickro with certain administrative services, for an annual consideration of $100,000.

m.	Net income (loss) per share

	Year ended December 31
	2002	2003	2004
	In thousands

Numerator - Basic
Net income (loss)	$4,083	$(21,616)	$(20,132)

Denominator - Basic
Weighted average ordinary shares outstanding
(net of treasury shares)	4,932	4,332	4,358

Basic net income (loss) per share	$0.83	$(4.99)	$(4.62)

Numerator - Diluted	$4,083	$(21,616)	$(20,132)

Denominator - Diluted
Weighted average ordinary shares outstanding	4,932	4,332	4,358
Dilutive potential of ordinary shares
equivalents - options	231

	5,163	4,332	4,358

Diluted net income (loss) per share	$0.79	$(4.99)	$(4.62)

In 2002 and 2003 the potential effect of the convertible subordinated notes was not taken into account, since its effect was anti-dilutive. In 2003 and 2004, the potential effect of 674,639 and 1,336,116 options, respectively, was not taken into account, because of their anti-dilutive effect, since the Company had net loss applicable to ordinary shares.