Form 20-F
period 2005-12-31
ORCKIT COMMUNICATIONS LTD
filed 2006-03-15
CIK 1021620

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20 – F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report..................................

For the transition period from ______________________ to ______________________

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

        As of December 31, 2005, the Registrant had outstanding 14,629,431 Ordinary Shares, no par value.

        Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

        If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes    ☒    No

        Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes    ☐ No

        Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

        Large accelerated filer ☐   Accelerated filer ☒   Non-accelerated filer ☐

        Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17 ☐ Item 18 ☒

        If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes    ☒ No

PART I

Unless the context otherwise requires, "Orckit," "us," "we" and "our" refer to Orckit Communications Ltd. and its subsidiaries.

        All share and per share information in this Annual Report has been adjusted to give retroactive effect to (i) a one-for-five reverse split of our ordinary shares that became effective as of November 27, 2002 and (ii) a three-for-one split of our ordinary shares that became effective as of April 5, 2005.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

        Not applicable

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

        The following selected consolidated financial data as of December 31, 2004 and 2005 and each of the years ended December 31, 2003, 2004 and 2005 are derived from our audited consolidated financial statements set forth elsewhere in this Annual Report, which have been prepared in accordance with generally accepted accounting principles in the United States. The selected consolidated financial data for the years ended December 31, 2001 and 2002 and as of December 31, 2001, 2002 and 2003 are derived from our audited consolidated financial statements not appearing in this Annual Report. The selected consolidated financial data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this Annual Report.

	Year Ended December 31,
	2001	2002	2003	2004	2005

	(in thousands, except per share data)

Statement of Operations Data:
Revenues	$141,647	$53,420	$1,683	$11,276	$101,247
Cost of revenues	112,007	32,963	748	5,901	51,872

Gross profit	29,640	20,457	935	5,375	49,375
Research and development
expenses	22,429	22,266	20,803	17,725	16,320
Less grants	3,344	2,975	5,800	2,682	173
Research and development
expenses, net	19,085	19,291	15,003	15,043	16,147
Selling, general and
administrative expenses	16,993	14,699	12,656	11,993	16,086
Amortization and impairment
of goodwill	26,101	-	-	-	-

Operating income (loss)	(32,539)	(13,533)	(26,724)	(21,661)	17,142
Financial income, net	33,395	17,616	5,108	1,529	2,636
Other income	-	-	-	-	2,448

Net income (loss)	$856	$4,083	$(21,616)	$(20,132)	$22,226

Net income (loss) per share
- basic	$0.06	$0.28	$(1.66)	$(1.54)	$1.59
Net income (loss) per share
- diluted	$0.06	$0.26	$(1.66)	$(1.54)	$1.30
Weighted average number of
ordinary shares
outstanding-basic	13,896	14,796	12,996	13,074	13,984
Weighted average number of
ordinary shares
outstanding-diluted	14,625	15,489	12,996	13,074	16,345

	As of December 31,
	2001	2002	2003	2004	2005
	(in thousands)

Balance Sheet Data:
Cash, cash
equivalents,
bank deposits,
marketable securities
and long-term
investments	$112,924	$116,677	$79,041	$77,221	$117,760
Working capital (1)	103,895	55,193	34,480	16,488	(6,260)
Total assets	166,300	135,850	86,331	148,526	129,946
Convertible subordinated notes	66,416	38,179	16,238	-	-
Share capital and
additional paid-in
capital	318,651	320,204	317,071	319,795	326,371
Shareholders' equity	$76,785	$82,421	$57,672	$40,264	$69,066

(1)	Total current assets net of total current liabilities

B.	CAPITALIZATION AND INDEBTEDNESS

        Not applicable

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

        Not applicable

D.	RISK FACTORS

        We believe that the occurrence of any one or some combination of the following factors could have a material adverse effect on our business, financial condition and results of operations.

Risks relating to our business and industry

We have a history of substantial losses and might not sustain profitability.

        During 2002, 2003 and 2004, we incurred aggregate operating losses of approximately $61.9 million. We also incurred significant operating losses in the years prior to 2002. We incurred a significant portion of our operating losses during the period through 2003, when our primary business was the sale of asymmetric digital subscriber line, or ADSL, products, which we no longer sell. Since 2001, we have made significant investments in technology projects, mainly for new telecom equipment products addressing high transmission of data for the metropolitan area, through our subsidiary, Corrigent Systems Inc. We only began to recognize significant revenues from sales of these products in the second half of 2004. As a result, we were able to generate both operating income and net income for the first time in 2005. We cannot be sure that we will be able to continue to be profitable for any sustained period of time.

Our revenues in 2004 and 2005 were dependent on sales of one product line to one telecom carrier in Japan, and we expect to continue to depend on sales of this product line to this customer for a substantial majority of our revenues in 2006. The loss of this customer, or a significant decrease in revenues from it, would have a material adverse effect on our results of operations.

        Almost all of our revenues in 2004 and all of our revenues in 2005 were the result of the sales of our metro products, the Corrigent CM-100. Approximately 81.5% of our revenues in 2004 and 99.8% of our revenues in 2005 were derived from sales of these products to KDDI, a Japanese telecom carrier. We expect that substantially all of our revenues in 2006 will be comprised of sales of Corrigent CM-100 products to KDDI. We do not know for how long a period of time KDDI will continue to purchase products from us, nor do we have any control or influence over the purchasing decisions of KDDI, including the quantities, price and timing of the deployment of the CM-100 product line in its network. KDDI is purchasing the CM-100 for initial coverage deployment in its metropolitan area network. We do not know when KDDI will conclude its initial deployment of our metro products. It is likely that once this stage is concluded, additional demand for the CM-100 product from KDDI will be derived from growth in the number of subscribers for new IP services offered by KDDI. We cannot predict whether KDDI will be successful in offering new services or securing additional subscribers. Sales to KDDI are dependent on their success in offering new services and securing additional subscribers. The loss of this customer, or a significant decrease in revenues from it, would have a material adverse effect on our results of operations. We will need to make sales to additional customers and to develop additional products to be able to sustain profitability for any period of time.

We have a history of extreme fluctuations in our cash from operations and might not sustain positive cash flow from operations.

        In 2003, we used $16.1 million of cash in our operating activities. In 2004 we generated $938,000 of cash from operating activities and in 2005 we generated $72.6 million of cash from operating activities. We realized substantially all of our positive cash flow from operations in 2005 due to the significant increase in sales to KDDI in Japan and the payment of receivables owed to us in advance of the recognition of the related revenue in our financial statements. We do not expect to continue to generate significant amounts of cash from operations in 2006 and expect to use cash in our operating activities in the six-month period ending June 30, 2006 as we will be recognizing revenue in the first half of 2006 with respect to sales that were paid for in 2005.

We depend on third party distributors in Japan for the sale of our products. If these distributors do not succeed in selling our products, or if we are not able to maintain our relationship with them, our results of operations will suffer.

        Our sales of products to KDDI have been made through Net One Systems Co., Ltd. and, since 2005, primarily through OKI Electric Industry Co., Ltd., distributors located in Japan. Our relationship with OKI began in 2005 and we do not have a long history of dealing with them. We are dependent on their marketing and sales efforts to convince KDDI and other customers or end-users in Japan to purchase our products and to provide local support services. If either of our distributors terminates or adversely changes its relationships with us, we may be unsuccessful in replacing it. The loss of a distributor could impair our ability to sell our products and materially adversely affect our results of operations.

The purchasing patterns in the markets we address will likely result in our revenues being highly volatile.

        Sales of the Corrigent CM-100 product line are dependent on the capital equipment plans of telecom carriers for metro network equipment. The purchasing patterns of telecom carriers for this type of expansion project are subject to high volatility. We experience a concentrated and inconsistent pattern of purchasing by KDDI in Japan. While product selections and subsequent deliveries may last several years, the purchasing pattern during the deployment period is highly uncertain and, accordingly, our revenues are likely to be subject to high volatility.

Substantially all of our sales are currently in Japan. We have limited experience in selling and servicing products in Japan, which could materially adversely impact our results of operations.

        Substantially all of our sales are currently in Japan, a country in which prior to 2004 we had no sales experience. Telecom equipment sales in Japan are subject to high quality and strict delivery requirements. We have limited experience in making sales into the Japanese market and could face business requirements for quality, delivery, service and support that we may not meet. Since significantly all of our sales in 2006 are expected to be in Japan, failure to meet these requirements could have a material adverse effect on our results of operations.

WilTel Communications, a company that recently became a customer for our CM-100 product, was subsequently acquired by Level 3 Communications. We cannot predict the affect this acquisition will have on sales of our products to WilTel.

        WilTel Communications, a wholesale telecommunications carrier in the United States, selected our CM-100 product in late 2005 for deployment in its metropolitan networks. Soon after the selection, WilTel was acquired by Level 3 Communications, another U.S.-based wholesale telecommunications carrier. It is expected that Level 3 Communications will seek to create a single unified metropolitan area network, as well as to reduce the number of equipment suppliers to the combined company. Level 3 Communications is currently evaluating the need for the CM-100 product in its network. We cannot predict the affect this acquisition will have on sales of our products to WilTel. If Level 3 Communications elects to eliminate the CM-100 product from its metro architecture, our sales to WilTel will be adversely affected.

        Successful introduction of service applications by telecommunication carriers that are expected to drive demand for our metro products could be delayed or slow to emerge.

        Service applications that drive the demand for our metro telecommunication products are related to the offering of television services and other media services by telecommunication carriers over data networks. These types of services require very high bandwidth for packet-based transmissions and, as a result, require an upgrade of metropolitan, or metro, network equipment and access equipment. The availability of these services is limited today. It is expected that these services will emerge first with carriers in Asia and later in Europe and the United States. The launch of these services requires significant capital investment in equipment by telecom carriers in the access and metro networks for a range of products, as well as for content packages to be provided by the telecommunication carriers. Delays in the launch of these services or slow subscriber additions to these services will have an adverse effect on the demand for our metro products.

The slow down in capital expenditures by telecommunications service providers in prior years had a material adverse effect on our results of operations. Another down turn in technology spending could have a material adverse effect on our results of operations.

        The global economic deterioration and economic uncertainty in the telecommunications market resulted in a curtailment of capital investment by telecommunications carriers and service providers beginning in late 2000 and continuing into 2003. Our results of operations were materially adversely affected during this period. There is still uncertainty with respect to the direction of the economy and the telecommunications market. Recent and continuing consolidation of telecommunication carriers in the United States is expected to reduce the number of telecommunication equipment vendors and to increase price pressures. Capital investment by wireline telecom carriers in 2005 with respect to metro networks moderately exceeded 2004 levels. We are uncertain as to whether the improvement in technology spending will continue. A slow capital investment environment in Asia, the United States and Europe is likely to have negative effect on the demand for new technologies and new types of equipment. This could have an adverse effect on us as we attempt to sell our products. Any future industry downturn could increase our inventories, decrease our revenues, result in additional pressure on the price of our products and prolong the time until we are paid, each of which could have a material adverse effect on our results of operations.

We plan to continue to invest substantial capital and other resources in the development and commercial launch of new telecom equipment.

        We intend to make substantial investments in the development of telecom solutions capable of supporting high bandwidth services in telecommunications networks located in metropolitan areas. Almost all of our research and development and other operating expenses in 2005 were related to our CM-100 product. Our expenditures with respect to the development of new telecommunications equipment could reduce our cash balances and impede our ability to develop new products in addition to the Corrigent CM-100 product line.

We may need additional financing to continue our growth.

        We may need to raise additional capital to continue our longer term expansion plans. To the extent that we cannot fund our activities through our resources and any cash we may generate from operations, we may need to raise equity or debt funds through public or private financing. We may be unable to obtain additional financing on acceptable terms or at all. To obtain funds through arrangements with strategic partners or others, we may need to relinquish rights to certain of our technologies or potential markets.

Our future growth will depend upon the acceptance of the technologies developed by us and the development of markets for our products.

        The markets for our products are dependant on resilient packet ring, or RPR, multi protocol label switching, or MPLS, and a range of emerging technologies that address migration to a metropolitan area IP metro ring network at a 10 giga bits per second transmission rate. We believe that these technologies will support the upgrade of existing metro networks on a cost efficient basis in order to provide IP transmissions addressing high numbers of subscribers and multiple services, at significantly higher transmission speeds than are currently available. The markets for our products are also dependent on the need to support legacy services and new data services over a single unified metro network. The market for products based on RPR and MPLS technologies in the metropolitan area may not fully develop, whether as a result of competition, alternative technologies, such as Ethernet over fiber in the metro area, changes in technology, product standards or otherwise. Our success depends on the acceptance of our products and technologies and the purchase of high-transmission services from telecommunications companies. We have no control over the development of these target markets. Even if our technologies are accepted, relationships with providers of telecommunications services must be developed in order to be successful. Furthermore, competing technologies in the targeted areas may be utilized in the majority of such target markets. This would leave us with a small market to address.

We may not be able to keep pace with emerging industry standards for products we are developing. This could make these products more costly or unacceptable to potential customers.

        Industry-wide standards for RPR and MPLS have been recently adopted and continue to be enhanced. We design our products to support these standards and evaluate new requirements as they are proposed by industry working groups. The adoption of standards different from those currently used by us could result in us having to incur additional time and expense to have our products comply with these standards. Standards may be adopted by various industry groups or may be proprietary and nonetheless accepted broadly in the industry. The failure to support evolving standards could limit acceptance of our products. Since these products will be integrated into networks consisting of elements manufactured by various companies, they must support a number of current and future industry standards and practices. It may take us a significant amount of time to develop and design products incorporating these new standards. We may also have to pay licensing fees to the developers of the technologies that constitute newly adopted standards. This would increase our expenses and could adversely affect our results of operations.

Because telephone companies must obtain in-house and regulatory approvals before they can order our products, expected sales of our products to new customers or new products to existing customers are likely to be subject to a long sales cycle, which may harm our business.

        Before telephone companies can purchase our products, these products must undergo a lengthy approval process. Evaluations and modifications of our products to meet customers’ requirements are likely to take several years prior to commercial selection. Accordingly, we are required to submit enhanced versions of products undergoing the approval process and products in development for approval.

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

Our quarterly results of operations, including revenues, profit and loss and cash flow, have fluctuated significantly in the past, and these fluctuations are expected to continue in 2006 and beyond. Fluctuations in our results of operations may disappoint investors and result in a decline in our share price.

        We have experienced and expect to continue to experience significant fluctuations in our quarterly results of operations. In some periods, our operating results may be below the guidance we provided, below public expectations or below revenue levels and operating results reached in prior quarters or in the corresponding quarters of the previous year. If this occurs, the market price of our ordinary shares could decline. The following factors have affected our quarterly results of operations in the past and are likely to affect our quarterly results of operations in the future:

—	size and timing of orders, including order deferrals and delayed shipments;

—	launching of new product generations;

—	length of approval processes or market testing;

—	technological changes in the telecommunications industry;

—	accuracy of telephone company, distributor and original equipment manufacturer forecasts of their customers' demands;

—	changes in our operating expenses;

—	the timing of approval of government research and development grants;

—	disruption in our sources of supply;

—	competitive pricing pressures;

—	funding required for our operations;

—	general economic conditions;

—	terms and conditions of supply agreements with our customers and their impact on our recognition of revenues from these agreements;

—	determination of the fair value (also known as vendor-specific objective evidence) of some of the services we provide, as well aschanges in our revenue recognition policies as a result of changes in the commercial terms between us and our customers;

—	timely payments of receivables by customers; and

—	changes in payment terms between us and our suppliers which could accelerate the timing of payments by us and negatively affect our working capital and cash balances.

        Therefore, the results of any past periods may not be relied on as an indication of our future performance.

We may be required to recognize our deferred income, which would accelerate recognition of revenues and cause significant fluctuations in our results of operations.

        In 2004 and 2005, we recognized revenues from our major customer in Japan ratably over the fourteen-month period of post-contract hardware and software support services, or PCS. This revenue recognition policy was required by generally accepted accounting principles since the fair value of the PCS could not be determined. We received the cash payments for these sales over a shorter period than the revenue recognition period. As a result, changes in our cash and investment balances were not correlated with the amount of our quarterly revenues. If we become able to determine, in accordance with generally accepted accounting principles, the fair value of the PCS that we undertook to provide to our major customer in Japan, it is likely that the remaining unrecognized revenue, which was $54.8 million as of December 31, 2005, as well as the related amount of deferred income, which was $28.7 million as of December 31, 2005, will be required to be recognized. This would result in a one time recognition of a significant amount of revenues and income. No cash from operations will result from this revenue recognition, if required. If we are able to make this determination with respect to our product and services offerings and if we continue to experience a volatile pattern of orders and related product delivery schedules similar to what we experienced in 2004 and 2005, we will likely recognize revenues over a shorter period of time than in 2004 and 2005 and could experience extreme fluctuations in our quarterly revenues, cash flows and results of operations.

We may accumulate excess or obsolete inventory that could result in unanticipated price reductions or write downs and adversely affect our results of operations.

        Telephone companies typically require prompt delivery of products. Sales are typically shipped within a period of up to three months from the date we receive a purchase order. As a result, we are required to maintain or have available sufficient inventory levels or make advance lengthy lead-time component orders to satisfy anticipated demand on a timely basis. Rapid technological change, evolving industry standards or shifts in demand can also result in shorter life cycles for our inventory. This increases the risk of decreases in selling prices, inventory obsolescence and associated write-offs, all of which could adversely affect our results of operations.

The market for our telecommunication products is intensely competitive. Because substantially all of our competitors have much greater resources than we have, it may be difficult for us to effect commercial sales or to achieve operating profitability.

        The market for our products is intensely competitive, and we expect competition to increase in the future. Many of our current and potential competitors are large and established companies and have better name recognition and greater financial, technical, manufacturing, marketing and personnel resources than us. Increased competition could adversely affect our future revenues and ability to remain profitable due to pricing pressure, loss of market share and other factors. The expansion of research and design facilities in China and India, where engineering costs are significantly lower compared to the U.S., Western Europe or Israel, is expected to increase competition and price pressure for our products. In addition, it is also expected that manufacturers of telecom equipment in China will attempt to leverage their success in supplying telecom equipment to local carriers in Asia and will increase their marketing and sales efforts outside China.

        The competitors in our markets are numerous and we expect competition to increase in the future. The principal competitors for our products include Alcatel, Cisco Systems, Inc., ECI Telecom Ltd., Fujitsu, Hitachi, Huwaei, Lucent Technologies Inc., Nortel Networks, Siemens AG and UTStarcom.

Government regulation of telephone companies could adversely affect the demand for our products.

        Telecommunication regulatory policies affecting the availability of telephone companies’ services, and other terms on which telephone companies conduct their business, may impede the market penetration of our metro products. For example, the Corrigent CM-100 product line addresses high bandwidth packets, and is dependent on new service offerings, such as video services, which require regulatory approvals for introduction by telecom carriers, including for the scope of content, service packages and tariffs. Telephone companies in the markets in other countries in which we will attempt to sell our products are also subject to evolving governmental regulation or state monopolies. Changes in laws or regulations in Japan, the U.S., or elsewhere could materially adversely affect our ability, and the ability of our customers, to deploy our products.

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

        We obtain a number of key semiconductor components used in our products from single source providers. In order to have an adequate supply of components with a long lead-time for delivery, we may order significant quantities of components from single source suppliers in advance of receiving a purchase order from our customer. A shortage in the supply of key semiconductor and other components could affect our ability to manufacture and deliver our products and result in lower revenues. We may be unable to find alternative sources in a timely manner, if at all, if any of our single source suppliers were unwilling or unable to provide us with key components. In addition, supply from single source suppliers limits our ability to purchase components at competitive prices and in many cases requires us to maintain higher inventory levels. This increases our need for working capital and increases the risk of an inventory write-off. If we cannot obtain sufficient key components as required, or develop alternative sources if and as required in the future, product shipments may be delayed or reduced. This could adversely affect our end-user relationships, business and results of operations.

We are subject to new regulations that will require us to use components based on environmentally friendly materials. Compliance with these regulations may increase our costs and adversely affect our results of operations.

        We are subject to new telecommunications industry regulations requiring the use of environmentally-friendly materials in telecommunications equipment. For example, pursuant to a European Community directive, telecom equipment suppliers are required to stop using specified materials that are not “environmentally friendly” by July 1, 2006. In addition, telecom equipment suppliers are required under this directive to eliminate the lead solders from their products by 2010. We will be dependent on our suppliers for components and sub- system modules, such as semiconductors and printed circuit boards, to comply with these requirements. We do not expect to be able to comply with this directive in 2006. We will attempt to comply with this directive in 2007. This may harm our ability to sell our products in Europe and in any other countries that may adopt this directive.

        Compliance with this directive, especially with respect to the requirement that products be lead free, will require us to undertake significant expenses with respect to the re-design of our products. In addition, we may be required to pay higher prices for components that comply with this directive. We may not be able to pass these higher component costs on to our customers. We cannot at this point estimate the expense that will be required to redesign our products in order to include “environmentally friendly” components. We cannot be sure that we will be able to timely comply with these regulations, that we will be able to comply on a cost effective basis or that a sufficient supply of compliant components will be available to us. Compliance with these regulations could increase our product design costs. Our inability or failure to comply with these regulations could have a material adverse effect on our results of operations. In addition, manufacturers of components that we use in our products that do not comply with these regulations may decide to stop manufacturing these components prior to the July 2006 compliance date. Similarly, manufacturers of components that require lead solders may decide to stop manufacturing those components prior to the 2010 compliance date. These actions by manufacturers of components could result in a shortage of components that could adversely affect our business and results of operations.

We could incur substantial costs if customers assert warranty claims or request product recalls.

        Any significant product returns or claims under our warranty or PCS could have a material adverse effect on our business and results of operations. We offer complex products that have in the past and may in the future contain errors, defects or failures when introduced or as new versions are released. If we deliver products with defects, errors or bugs or if we undergo a product recall as a result of errors or failures, market acceptance of our products could be lost or delayed and we could be the subject of substantial negative publicity. This could have a material adverse effect on our business and results of operations. We commenced commercial sales of our metro product in the second half of 2004. Because of the recent deployment of these products, we cannot predict the level or expense of warranty claims that we will experience. We have agreed to indemnify our customers in some circumstances against liability from defects in the products sold by us and expect to continue to provide a similar indemnity in connection with future sales. In some cases, our indemnity also covers indirect damages. Product liability claims could seriously harm our business, financial condition and results of operations.

We are subject to international business risks.

        We have sold our Corrigent products mainly in Japan and are marketing our products primarily in Asia, the United States and Europe. Expansion of our international business requires significant management attention and financial resources. Our international sales and operations are subject to numerous risks inherent in international business activities, including:

—	compliance with foreign laws and regulations;

—	staffing and managing foreign operations;

—	import or currency control restrictions;

—	burdens that may be imposed by tariffs and other trade barriers;

—	local taxation;

—	increased risk of collections;

—	transportation delays; and

—	seasonal reduction of business activities.

        These factors, as well as different technical standards or product requirements for our systems in different markets, may limit our ability to penetrate foreign markets.

We depend on a limited number of key personnel who would be difficult to replace. If we lose the service of these individuals, our business will be harmed.

        Our growth and success largely depends on the managerial and technical skills of members of senior management. If any of them is unable or unwilling to continue with us, our results of operations could be materially and adversely affected.

We have experienced a period of rapid growth, and if we cannot adequately manage our growth, our results of operations will suffer.

        We have experienced rapid growth in our operations from sales of our metro products and our anticipated future growth may place a significant strain on our managerial, operational and financial resources. We cannot be sure that we have made adequate allowances for the costs and risks associated with our expansion, or that our systems, procedures and managerial controls will be adequate to support our operations. Any delay in implementing, or transitioning to, new or enhanced systems, procedures or controls may adversely affect our ability to manage our product inventory and record and report financial and management information on a timely and accurate basis. We believe our growth may require us to hire additional engineering, technical support, sales, administrative and operational personnel. Competition for qualified personnel can be intense in the areas where we operate. The process of locating, training and successfully integrating qualified personnel into our operations can be lengthy and expensive. If we are unable to successfully manage our expansion, we may not grow our business, our expenses may increase and our results of operations may be adversely affected.

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

        We operate in a number of territories and, although our prices are determined in U.S. dollars, we link payments due to us from sales of products and services to local currencies of the countries in which we operate. We hold cash deposits in the currencies we operate with, that is, in U.S dollar, Japanese Yen and Israeli Shekel, or NIS. In 2006, we expect that substantially all of our revenues will be derived from Japan and will be linked to the Yen and a major part of our expenses will be denominated in U.S. dollars and in NIS. We currently do not use hedge instruments. We are likely to face risks from fluctuations of the Yen and the NIS compared to the U.S. dollar, the functional currency in our financial statements. In 2005, the value of the U.S. dollar increased against the Yen, which caused us to recognize lower dollar revenues and gross profit in our financial statements. A further increase of the value of the U.S. dollar against the Yen in 2006 would cause a decrease in our revenues and gross profit.

We are subject to risks from our financial investments.

        We invest the majority of our cash on hand in a variety of financial instruments, including different types of corporate and government bonds, and other financial instruments. Some of these bonds and instruments may be rated below investment grade or not rated. If the obligor of any of the bonds or instruments we hold defaults or undergoes a reorganization in bankruptcy, we may lose all or a portion of our investment in such obligor.  This will harm our financial condition.  For information on the types of our investments as of December 31, 2005, see Item 11 – “Quantitative and Qualitative Disclosures About Market Risk-Interest Rate Risk Management.”

We are subject to taxation in several countries.

        Because we operate in several countries, mainly in Israel, Japan and the U.S., we are subject to taxation in multiple jurisdictions. We are required to report to and be subject to local tax authorities in Israel, the U.S and Japan. In addition, our income that is derived from sales to customers in one country might also be subject to taxation in another country. We cannot be sure of the amount of tax we may become obligated to pay in Israel, the U.S or Japan. The tax authorities in the countries in which we operate may not agree with our tax position. Our tax benefits from carry forward losses and other tax planning benefits such as Israeli approved enterprise programs, may prove to be insufficient due to Israeli tax limitations, or may prove to be insufficient to offset tax liabilities from foreign tax authorities. Foreign tax authorities may also use our gross profit in each territory as the basis for determining our income tax, and our operating expenses might not be considered for related tax calculations. This could adversely affect our results of operations.

We have not yet evaluated our internal controls over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act.

        We are required to comply with the internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act by no later than the end of our 2006 fiscal year. We have only recently begun the process of determining whether our existing internal controls over financial reporting systems is compliant with Section 404. This process may divert internal resources and will take a significant amount of time and effort to complete. If it is determined that we are not in compliance with Section 404, we may be required to implement new internal control procedures and reevaluate our financial reporting. We may experience higher than anticipated operating expenses as well as higher independent auditor fees during the implementation of these changes and thereafter. Further, we may need to hire additional qualified personnel in order for us to be compliant with Section 404. If we are unable to implement these changes effectively or efficiently, it could harm our operations, financial reporting or financial results and could result in our being unable to obtain an unqualified report on internal controls from our independent auditors.

Risks relating to our operations in Israel.

Potential political, economic or military instability in Israel may adversely affect our results of operations.

        Our principal offices and many of our subcontractors and suppliers are located in Israel. Accordingly, political, economic and military conditions in Israel affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been a marked increase in hostilities between Israel and the Palestinians, and in January 2006, Hamas, an Islamic movement responsible for many attacks against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority. The election of a majority of Hamas-supported candidates is expected to be a major obstacle to relations between Israel and the Palestinian Authority, as well as to the stability in the Middle East as a whole.

        The future of relations between Israel and the Palestinian Authority is uncertain. Terror attacks, armed conflicts or political instability in the region could negatively affect local business conditions and harm our results of operations. We cannot predict the effect on us of the increase in the degree of violence by Palestinians against Israel or the effect of military action elsewhere in the Middle East. Furthermore, several countries restrict doing business with Israel and Israeli companies, and additional companies may restrict doing business with Israel and Israeli companies as a result of the increase in hostilities. This may also seriously harm our operating results, financial condition and the expansion of our business.

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

Because almost all our revenues are generated in non-U.S. dollar currencies and a substantial portion of our expenses are incurred in New Israeli Shekels and other non-U.S. dollar currencies, our results of operations may be adversely affected by inflation and currency fluctuations.

        Almost all of our revenues in 2006 are expected to be generated in Japanese Yen, while the majority of our payroll expenses and a portion of our other expenses are incurred in NIS, and a significant portion of our cost of revenues is incurred in U.S. dollars. An increase in the value of the U.S. dollar against the Yen would adversely affect the amount of revenues we report in our financial statements. We could be further exposed to risk that the rate of inflation in Israel may exceed the rate of devaluation of the New Israeli Shekel in relation to the Japanese Yen, U.S. dollar and other foreign currencies or that the timing of such devaluation lags behind inflation in Israel. In that event, the dollar cost of our operations in Israel would increase and our U.S. dollar-measured results of operations would be adversely affected. For example, in 2004 the value of the U.S. dollar declined in relation to the New Israeli Shekel by 1.6%, while inflation increased by 1.2%. As a result, our salary expenses, which are primarily linked to the New Israeli Shekel, increased in U.S. dollar terms. In 2005, the value of the U.S. dollar increased in relation to the New Israeli Shekel by 6.8%, while inflation increased by only 2.4%. As a result, our salary expenses, which are primarily linked to the New Israeli Shekel, decreased in U.S. dollar terms. Subject to such exchange rate differences as of the end of each reporting period, we may incur higher or lower expenses.

We benefit from government grant programs that have been reduced and may be unavailable to us in the future. Our participation in these programs restricts our ability to freely transfer manufacturing rights and technology out of Israel.

        Since our inception, we have relied on Israeli government grants for the financing of a significant portion of our product development expenditures. Due to a continuing reduction of the budget of Israel’s Office of the Chief Scientist of the Ministry of Industry, Trade and Labor, and a focus of that office’s resources on the support of venture stage companies rather than more developed companies, it is expected that the amount of grants we receive in the future will be lower than in prior years, if we receive any at all. We did not receive any grants for our research and development in 2005. This resulted in an increase in our research and development expenses.

        According to Israeli law, any products developed with grants from the Office of the Chief Scientist are required to be manufactured in Israel, unless we obtain prior approval of a governmental committee. As a condition to obtaining this approval, we may be required to pay the Office of the Chief Scientist up to 300% of the grants we received and to repay these grants at an accelerated rate, depending on the portion of manufacturing performed outside Israel. We have obtained an approval from the Office of the Chief Scientist to manufacture outside Israel. We intend to keep sufficient manufacturing activities in Israel so that we will be subject to a repayment percentage of up to 150% of the grants we received. In addition, we are prohibited from transferring to third parties the technology developed with these grants without the prior approval of a governmental committee. See “Item 5 – Operating and Financial Review and Prospects – Liquidity and Capital Resources – Government and Other Grants” for additional information about these programs of the Office of the Chief Scientist.

The tax benefits that we currently receive require us to meet several conditions and may be terminated or reduced in the future, which would increase our taxes.

        We benefit from certain government programs and tax benefits, particularly as a result of the “Approved Enterprise” status of most of our existing facilities. If we fail to meet eligibility conditions in the future, the tax benefits could be canceled.

        These tax benefits may not continue in the future at their current levels or at any level. From time to time, we submit requests for expansion of our approved enterprise programs or for new programs to be designated as approved enterprises. These requests might not be approved, particularly in light of difficult economic conditions in Israel. The termination or reduction of these tax benefits could seriously harm our financial condition and results of operations. For more information about Approved Enterprises, see “Item 5B – Liquidity and Capital Resources – Effective Corporate Tax Rates in Israel” below and Note 6a to the financial statements included elsewhere in this annual report.

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

        Under an order published in December 2005, the obligation to pay stamp duty was cancelled with respect to documents signed on or after January 1, 2006.

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

Provisions of Israeli law may delay, prevent or make an acquisition of us more difficult, which could depress our share price.

        The Israeli Companies Law generally requires that a merger be approved by the board of directors and a majority of the shares voting on the proposed merger. Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy its obligations. In addition, a merger may generally not be completed unless at least (i) 50 days have passed since the filing of the merger proposal with the Israeli Registrar of Companies and (ii) 30 days have passed since the merger was approved by the shareholders of each of the parties to the merger.

        Also, in certain circumstances an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater or 45% or greater shareholder of the company (unless there is already a 25% or greater or a 45% or greater shareholder of the company, respectively). If, as a result of an acquisition, the acquirer would hold more than 90% of a company’s shares, the acquisition must be made by means of a tender offer for all of the shares.

        The described restrictions could prevent or make more difficult an acquisition of Orckit, which could depress our share price.

Risks Relating to the Market for our Ordinary Shares

Holders of our ordinary shares who are U.S. residents face income tax risks.

        Based on the composition of our gross income and the composition and value of our gross assets during 2005, we do not believe that we would be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the 2005 tax year. It is likely, however, we would be deemed to have been a PFIC in 2002, 2003 and 2004. In addition, there can be no assurance that we will not be treated as a PFIC for any subsequent tax year. If we are a PFIC for any tax year, U.S. holders who owned our ordinary shares during such year may be subject to increased U.S. federal income tax liabilities and reporting requirements for such year and succeeding years, even if we are no longer a PFIC in such succeeding years.

        U.S. residents should carefully read Item 10.E “Taxation – United States Federal Income Tax Considerations” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares and the consequences of PFIC status.

We do not intend to pay cash dividends.

        We have never declared or paid any cash dividends on our ordinary shares. We currently intend to retain future earnings, if any, for funding growth. Accordingly, we do not expect to pay any cash dividends in the foreseeable future.

Two shareholders who are also our senior officers may be able to control us.

        As of March 1, 2006, Eric Paneth, our Chairman and Chief Executive Officer, and Izhak Tamir, our President, each beneficially owned an aggregate of 1,294,063 ordinary shares representing 8.2% of our outstanding ordinary shares, including 480,000 ordinary shares issuable upon the exercise of options that are currently vested. Subject to the decision of our audit committee, each of Mr. Paneth and Mr. Tamir might also be entitled to exchange his vested options to purchase shares of Corrigent common stock for options to purchase approximately 400,000 of our ordinary shares (based on data as of March 1, 2006). For a further explanation of this possible exchange, see “Item 6E– Share Ownership – Exchange of Corrigent Options”.

        Each of Mr. Paneth and Mr. Tamir is an executive officer and member of our Board of Directors. Currently, Messrs. Paneth and Tamir are not party to a shareholders agreement. However, if Messrs. Paneth and Tamir act together, they may have the power to control the outcome of matters submitted for the vote of shareholders, including the approval of significant change in control transactions. The equity interest in Orckit of Mr. Paneth and Mr. Tamir may make certain transactions more difficult and result in delaying or preventing a change in control of us unless approved by one or both of them.

Our shareholder bonus rights plan, the potential exchanges of Corrigent options for Orckit options and the super-majority voting requirements in our articles of association may delay, prevent or make more difficult a hostile acquisition of us, which could depress our share price.

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

        In addition, pursuant to a plan approved by our shareholders at the Annual General Meeting in June 2005, we may offer holders of vested options to purchase Corrigent common stock at a price of $0.01 per share that have been issued to employees and directors of Corrigent and Orckit the opportunity to exchange those options for vested options to purchase our ordinary shares at a price of $0.01 per share. Based on the terms of the plan, as of March 1, 2006, the maximum number of options for our ordinary shares that could have been issued in exchange for options to purchase Corrigent shares would have been options for approximately 1,500,000 of our ordinary shares (excluding approximately 500,000 of our shares issuable pursuant to exchanges already made). The issuance of this number of shares to employees and directors of Orckit and Corrigent could also delay or prevent a change of control in our company.

        In addition, our articles of association require the approval of the holders of at least 75% of our ordinary shares voting on the matter to remove a director from office and the approval of at least two-thirds of our ordinary shares voting on the matter to elect director. These requirements could also delay or prevent a change of control of our company.

Our stock price has fluctuated significantly and could continue to fluctuate significantly.

        The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. Since January 1, 2004, our share price has fluctuated from a low of $4.82 to a high of $31.22. The following factors may cause significant fluctuations in the market price of our ordinary shares:

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

There may be an adverse effect on the market price of our shares as a result of shares being available for sale in the future.

        If our shareholders sell substantial amounts of our ordinary shares, including shares issued upon the exercise of outstanding options or pursuant to the exchange of options to purchase Corrigent shares for options to purchase Orckit shares, the market price of our ordinary shares may fall. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and place that we deem appropriate.

Our ordinary shares are listed for trading in more than one market and this may result in price variations.

        Our ordinary shares are listed for trading on the Nasdaq Stock Market, or Nasdaq, and on The Tel-Aviv Stock Exchange, or TASE. Trading in our ordinary shares on these markets is made in different currencies (U.S. dollars on Nasdaq and New Israeli Shekels on TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). Actual trading volume on the TASE is generally lower than trading volume on Nasdaq, and as such could be subject to higher volatility. The trading prices of our ordinary shares on these two markets often differ, resulting from the factors described above, as well as differences in exchange rates. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

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

        We were originally engaged in the development of various products based on digital subscriber line technology. For several years ending in 2003, our primary business was the sale of asymmetric digital subscriber line, or ADSL, products. We incurred significant operating losses in connection with the sale of these products and we no longer sell these products. Since 2001, we have invested significant funds in other technology products, mainly for new telecom equipment products addressing high transmission of data for the metropolitan area. We began to recognize significant revenues from sales of these products in the second half of 2004 and were able to generate operating income and net income for the first time in 2005.

Major Developments since January 1, 2005

        We continued in 2005 to direct our resources to the development and marketing efforts related to our technology and products that address the need for solutions capable of supporting very high bandwidth services. We are in the process of developing and commercializing the CM-100 product line, which consists of telecommunications equipment supporting high bandwidth services over fiber networks in telecommunications networks located in metropolitan, or metro, areas. In 2005, we continued to sell our CM-100 product to KDDI in Japan for their national deployment of a new metropolitan area network that is expected to carry new IP-based services, including high-definition TV, or HDTV, cellular network transmissions, Internet access and voice over IP, or VoIP. These services, if carried over a single network, are also known as “quadruple play” services. Substantially all of our operating expenses in 2005 were related to our efforts to develop and market the CM-100 product line. WilTel, a U.S. based wholesale telecommunications carrier, selected CM-100 for deployment in its metro ring network in late 2005. Level 3 Communications acquired WilTel after this selection and, as part of the reorganization of their network after the acquisition, Level 3 is evaluating the need of WilTel for CM-100 products.

Principal Capital Expenditures

        Our principal capital expenditures to date have been the purchase of equipment and other software tools in Israel used in our business. These purchases totaled $862,000 in 2003, $3.9 million in 2004 and $1.9 million in 2005. We used internal resources to finance these capital expenditures.

B.	BUSINESS OVERVIEW

General

        We develop, market and sell telecommunication transport equipment capable of supporting the growing capacity demands for high bandwidth video services, including HDTV, Internet Protocol television, or IPTV, and video on demand, or VOD, interactive television (together known also as “video services”), as well as other types of data services and voice services, whether transmitted over wireline or cellular networks, in metropolitan networks. Our target customers are telecommunications service providers active in metropolitan areas, with a focus on incumbent local exchange carriers. Our current product line, the CM-100, was developed by our subsidiary, Corrigent Systems Inc. The CM-100 solution is designed to enable the provision and management of data and voice transport services in an efficient manner that is expected to reduce the costs of transport service providers. Supporting fiber-optic infrastructures, the CM-100 supports a wide range of interfaces for video, data, voice and storage.

        Our CM-100 metropolitan product line is an optical transport solution that can handle not only the growing demand for video and data services by telephone company customers and small to medium size businesses, but also support the full range of traditional voice services, in compliance with the technical specifications required by existing synchronous voice transmission on optical media, or SONET, transfer protocol. The CM-100 product line is designed to provide the benefits of both Ethernet and SONET protocols. It is also designed to avoid integrating costly protocol-dependant routing and switching functionalities that are generally required in adopting SONET platforms to cover data traffic, as well as the costs of adopting additional Ethernet platforms to handle packet-based traffic.

        We focus on the need of metropolitan area networks designed in a ring configuration that primarily addresses a transmission capacity of 10 Gigabits per second, or Gbps. A majority of the metropolitan area rings are currently operating at a capacity of 2.5Gbps or below because they were primarily designed to address voice traffic and, since 1998, to support high speed Internet connection services. It is expected that as new video and data services emerge, both for residential and small business enterprises, there will be an increased need to expand capacity of the metro ring.

        The CM-100 product line was first delivered for commercial deployment in 2004. In 2004, this product was selected for commercial deployment by KDDI Corporation in Japan, a major telecom carrier in Japan. A small amount of sales was also made to Vic Tokai, a regional telecom provider in Japan targeting Ethernet-based services. Sales to our customers in Japan are made through distributors. Sales to KDDI accounted for approximately 81.5 % of our revenues in 2004 and 99.8% of our revenues in 2005. We expect that substantially all of our revenues in 2006 will be derived from sales of the CM-100 to KDDI. KDDI is deploying the CM-100 product line as part of a nation-wide build up in Japan of an advanced metro network that is expected to carry “quadruple play” services, that is, voice over IP, data services over the Internet, video services and cellular transmission services.

        In late 2005, the CM-100 was selected for deployment by WilTel, a U.S. wholesale telecommunications carrier subsequently acquired by Level 3 Communications. No revenues were derived from WilTel in 2005. Level 3 Communications is re-evaluating the need for CM-100 products in its converged network following this acquisition.

        In 2005, we opened offices in Korea and India, as well as increased the resources allocated for marketing and sales activities in our office in Japan. We expect that in the next several years telecommunication carriers in Asia will invest in the expansion of their metropolitan area networks and will evaluate solutions that significantly enhance the delivery and support of quadruple play services.

Metro Transport Telecom Markets, Technology and Products

The Metro Transport Market

        The fiber optic networks of many telephone companies in metropolitan areas are experiencing a shift from carrying primarily voice traffic to carrying a growing mix of data, video and voice traffic. Data transmissions are based on internet protocol, or IP, and carry services such as voice over IP, or VoIP, Internet access, and various video services. Video services include broadcasting streaming video and multicasting streaming video that is either identical or can be differentiated by subscriber choice, either at standard definition capacity or at HDTV capacity. In addition, these services include transmission of all of these services over a cellular network to advanced handheld devices over third generation, or 3G, cellular networks. Coupled together, these data services (voice over IP, Internet access, video services and cellular network services) are referred to as “quadruple play” services. Data traffic volumes carried over these metropolitan area networks are surpassing voice traffic volumes. Data traffic is forecasted for further growth over the coming years. This increase in data relative to voice traffic is mainly a result of the rapid growth of the Internet, video services and local area networks.

        Offerings of high data services at rates of up to 100 mega bits per second, or Mbps, have reached millions of subscribers in a number of Asian markets, including Japan and Korea. These services are offered either over fiber connections or a combination of fiber and fast access technologies, such as ADSL release 2, very high speed digital subscriber line, or VDSL, and VDSL release 2, wireless or cable networks. In 2004 and 2005, U.S. telecom carriers began plans for expansion of fiber rings in metro areas, promoting connectivity of fiber to the premise and fiber to the curb. Connecting subscribers with fiber is expected to allow for significantly higher speed services, mainly data and video services and, as a result, will require an upgrade of metro telecom equipment with technologies that address very high speed transmissions of data services over fiber networks.

        Telephone companies have typically managed their data transfer capacity needs through their existing metro transport technologies. These technologies were originally designed for transporting voice services. These traditional solutions, however, are not designed to support expected future levels of data services traffic. Traditional networks are also inefficient when transporting data as they fail to utilize inherent differences in the type of network support that is required for the transmission of data traffic. Data traffic is generally less susceptible to corruption resulting from minor time delays and less time-sensitive than voice traffic. In addition, data traffic often exhibits a bursty nature, with dynamically varying levels of utilization of communication channels, as opposed to voice traffic which normally requires constant levels of channel utilization. Substantially all of the metropolitan area networks are based on transmission equipment that is limited to transmission capacities of 2.5 Gbps and below. Telecommunications carriers are expected to upgrade their metro networks over the next few years to be able to support transmission capacities of up to 10Gbps in order to better support high bandwidth data services.

        A range of new solutions is being developed to address the need of carriers and service providers to be able to support higher levels of data traffic within and between metropolitan areas, commonly referred to as metro transport. One type of solution, consisting of a router or switch that transports packets of data, focuses on the characteristics of data traffic without supporting legacy voice and other circuit-based data services. In this type of solution, data services and legacy services are transmitted and maintained in different metro networks. Another type of solution, attempts to take advantage of the characteristics of data traffic while continuing to support traditional voice traffic over a converged metro network. We offer this second type of solution that offers transmission capacities of 10 Gbps and, to a lesser extent, 2.5 Gbps, and supports transmission of both packets of data and traditional circuit-based voice and data services over the same network. Data services supported include the transmission of a range of video services, whether in standard or high definition mode, as well as over cellular networks. We expect that the metro transport solution for the transmission of traditional voice and increased data traffic will combine the efficient transport of data services based on Ethernet protocol with high reliability voice services based on SONET/SDH protocol.

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

Statistical multiplexing qualities. With SONET, data transmitted from one specific network element, or node, to another may be sent only using bandwidth that has been dedicated for that transmission. RPR increases bandwidth efficiency by allowing data transmissions to be broken up into packets and inserted in bandwidth that might have otherwise been dedicated (but not used) for a separate transmission. This process is called statistical multiplexing. When less than all network users are actively transmitting or receiving data at the same time, it results in a more efficient utilization of the total available bandwidth on a network.

CM-100 Product

        Our CM-100 metropolitan product line is an optical transport solution that can handle not only the growing demand for data services by telephone company customers and small to medium size businesses, but also support the full range of traditional voice services, in compliance with SONET technical specifications. The CM-100 product line is designed to provide the benefits of both Ethernet and SONET protocols. It is also designed to avoid integrating costly protocol-dependant routing and switching functionalities that are generally required in adopting SONET platforms to cover data traffic, as well as the costs of adopting Ethernet platforms to handle voice traffic.

        The CM-100 product line utilizes SONET, RPR, and MPLS technologies to effectively support a range of SONET services, Ethernet, Time Division Multiplexer, or TDM, services which are commonly used for voice transmissions and other data services. Data services supported include video services, whether standard or HDTV streams, in a broadcasting or multicasting mode, that allows for broader customization of transmission based on a customer’s selection. This product line is designed to interoperate with both legacy SONET and emerging MPLS core devices. Our product can support transmission capacities of up to 10 Gbps and interfaces with:

š	10 megabits/100 megabits Ethernet;

š	1 Gigabit Ethernet;

š	10 Gigabit Ethernet, and

š	a range of TDM SONET interfaces including:

■	1.544 Mbps Plesochronous (PDH) interface (known also as T1) and 2.048 megabits per second PDH interface (known also as E1);

■	44.736 Mbps Plesochronous (PDH) interface (known also as DS3);

■	155 Mbps SONET interface (known also as OC3);

■	622 Mbps SONET interface (known also as OC12); and

■	2.5 gigabit per second SONET interface (known also as OC48).

        The CM-100 product line is designed to deliver both Ethernet and TDM/Sonet –based services over a packet-based network. These services are carried over MPLS tunnels over an RPR ring in a packetized form that is expected to enable both bandwidth efficiency and lower cost architecture. The CM-100 allows legacy data services, such as frame relay, asynchronous transfer mode, or ATM, and packet over SONET, to be carried in their native form allowing a reduction in the bandwidth used to provide these services. MPLS is used to provide both end-to-end automatic provisioning capabilities and isolation between different users’ services, thus providing a preferred method of traffic engineering. MPLS also aids end-to-end interoperability between the transport systems of different vendors.

        In 2006, we expect to focus on the development of additional software features and hardware capabilities of the CM-100 product line, to support customer requirements and address emerging “quadruple play” service applications, that is, a bundled service offering by telecom carriers to residential subscribers which is comprised of voice services, Internet connection and a range of video and other media services that address high transmission rates (typically of 10 Mbps and beyond), all over IP protocols. Quadruple play also supports cellular services of the “third generation”, or 3G, carried over IP networks that include video transmission over the cellular network. In addition, we expect to invest resources with respect to the development of hardware and software capabilities that will allow higher transmission capacity for the CM product line as a result of specific requirements of our customers to support their network architectures. This higher transmission capacity will allow for more types of high bandwidth services supported by a converged metro network based on the CM-100 platform.

Sales, Marketing and Service

        Sales and Marketing. We market our products to telephone companies both directly and indirectly through original equipment manufacturers, strategic alliances and agency and distribution arrangements. Our direct sales and marketing efforts are carried out through our offices in the United States, Japan, Korea and India. In addition, we believe that our participation in technology committees involved in the establishment of industry standards is a strong marketing tool. As of December 31, 2005, overall marketing and sales efforts were conducted by approximately 32 employees located in Israel, the United States and Japan.

        The following is a summary of revenues by geographic area for the last three years:

	Year ended December 31
	2003	2004	2005
	(In thousands)

Japan	-	$10,216	$101,247
Israel	$35	-	-
Europe	1,510	901	-
Other countries	138	159	-

	$1,683	$11,276	$101,247

        Substantially all of our revenues in 2004 and 2005 were generated from our CM-100 metro product line, with sales to KDDI accounting for 81.5% of our revenues in 2004 and 99.8% of our revenues in 2005. We expect to depend on purchases by a limited number of telecommunication carriers for our product revenues.

        In 2003, our revenues were generated from sales of our FastInternet DSL product line. We no longer sell these DSL products.

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

        Commercial deployment of a new product usually involves substantially greater numbers of systems and locations than the field trial stage. In the first phase of commercial deployment, a telephone company installs the equipment in selected locations for certain applications. This phase is followed by general deployment which involves greater numbers of systems and locations. Telephone companies typically select a number of suppliers for general deployment to ensure that their needs can be met. Subsequent orders, if any, are placed under a single or multi-year supply agreement.

        Following selection for commercial deployment, the introduction of successive generations of products or upgraded software versions is vital to our business, because it enhances functionality and reduces costs. Our growth substantially depends on commercial acceptance of advanced products and technology by telephone companies and acceptance of new data services by subscribers, as well as our ability to develop new technologies and sell new products.

        Telco Services and Support. We offer repair services as part of our warranty services and technical support services for our products. We do not offer installation services. We expect that our local distributor or reseller will provide first level of service and support. More extensive repair and technical support is offered at our headquarters in Israel pursuant to software support and hardware warranty obligations. We also offer telephone support during working hours and provide product training to our carrier customers on a case-by-case basis. In Japan, we deliver the CM-100 products to our resellers and they are responsible for installations. Second level support services that address identification and documentation of field failures are provided by our office in Japan.

        Our CM-100 products are subject to a fourteen-month warranty and support protection period. Our warranty generally covers defects in materials or workmanship and failure to meet published specifications, but excludes damages caused by improper use and other express or implied warranties. In the event that there are material deficiencies or defects in the design or manufacture of our products, the affected products could be subject to recall. Our exposure to indirect damages arising from failures covered by our warranty could be significant.

        Customers and End-users.

        The CM-100 product line was first delivered for commercial deployment in 2004. To date, our product has been commercially deployed by KDDI Corporation in Japan, and, in limited amounts, by Vic Tokai, a regional telecom provider in Japan targeting Ethernet-based services. WilTel, a U.S. wholesale telecommunications carrier selected the CM-100 for deployment in late 2005. WilTel was subsequently acquired by Level 3 Communications, which currently is reevaluating this selection and its network needs after this acquisition.

        Sales to our customers in Japan are made through distributors. Our sales to KDDI in Japan are made pursuant to agreements and related terms of sale with OKI and to a lesser extent with NetOne Systems, two distributors of telecom and enterprise products in Japan. We provide a fourteen-month product warranty and post-contract hardware and software support services with respect to products sold. Our distributors provide on-site product support services and training. Our distribution agreements set general distribution terms regarding sales to KDDI. Our distributors submit purchase orders for products on an as needed basis.

Manufacturing

        We use two major subcontractors for component sourcing, inventory warehousing, board assembly, testing and shipment. These contracting and manufacturing arrangements have enabled us in the past to produce reliable, high quality products at competitive prices and to achieve on-time delivery of our products. We expect to continue to utilize third parties to manufacture, assemble and test our new products.

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

        In procuring components, we and our subcontractors rely on a number of suppliers of semiconductor solutions that are the sole source for certain of the components. In order to have an adequate supply of components with a long lead-time for delivery, we periodically order significant quantities of components from single source semiconductor component suppliers.

Industry Standards and Government Regulations

        Our products must comply with industry standards relating to telecommunications equipment. Before completing sales in a country, our products must comply with local telecommunications standards, recommendations of quasi-regulatory authorities and recommendations of standards-setting committees. In addition, public carriers require that equipment connected to their networks comply with their own standards. Telecommunication-related policies and regulations are continuously reviewed by governmental and industry standards-setting organizations and are always subject to amendment or change. Although we believe that our products currently meet applicable industry and government standards, we cannot be sure that our products will comply with future standards.

        We are subject to telecom industry regulations and requirements set by telecommunication carriers that address a wide range of areas including quality, final testing, packaging and use of environmentally friendly components. We are making efforts to comply with the European Union’s Restriction of Hazardous Substances Directive that requires telecom equipment suppliers to stop the usage of some materials that are not environmentally friendly by July 1, 2006. However, we believe that we will not be able to comply with this directive until 2007. These materials include cadmium, hexavalent chromium, lead, mercury, polybrominated biphenyls and polybrominatel diphenyl ethers. Under the directive, an extension for compliance through 2010 was granted with respect to the usage of lead in solders in telecommunication equipment. We expect that other countries, including countries we operate in, will adopt similar directives or other additional regulations.

Competition

        We compete on the basis of technological capability, price, customer service, product features, adherence to standards, quality, reliability, availability and technical support. With respect to our metro products, competition is based primarily on technological capability and the ability to develop a product that can be manufactured and sold with a cost structure that will allow for mass deployment to customers of telephone companies. Many of our competitors and potential competitors have greater financial, technological, manufacturing, marketing and personnel resources than we have. We also expect that companies with facilities in Asia where engineering and production costs tend to be lower will increasingly provide competition to us and our products.

        Our competitors in our targeted markets of metro and access telecom equipment are numerous and we expect competition to increase in the future. Our principal competitors for our products include Alcatel, Cisco Systems, Inc., ECI Telecom Ltd., Fujitsu, Hitachi, Huwaei, Lucent Technologies Inc., Nortel Networks, Siemens AG and UTStarcom.

Intellectual Property Rights

        We regard certain areas of technology as proprietary. We have obtained several patents and have filed U.S. patent applications covering certain key areas of our technologies. In general, we have relied on a combination of technical leadership, trade secret, copyright and trademark law and nondisclosure agreements to protect our unpatented proprietary know-how. Our proprietary technology incorporates algorithms, software, system design and hardware design that we believe is not easily copied. We believe that, because of the rapid pace of technological change in the telecommunications industry, patent and copyright protection are less significant to our competitive position than factors such as the knowledge, ability and experience of our personnel, new product development, market recognition and ongoing product maintenance and support.

Legal Proceedings

        On December 29, 2005, Luminous Networks, Inc. filed a lawsuit against Corrigent and Orckit in the Supreme Court of the State of New York, County of New York. The complaint alleges that Corrigent and Orckit breached a nondisclosure and confidentiality agreement and alleges that Corrigent and Orckit committed tortious interference with prospective economic advantage. Corrigent and Orckit filed an answer on February 13, 2006 denying the allegations in the complaint. We believe that this lawsuit is without merit and intend to vigorously defend against it.

        We are not a party to any other material pending legal proceedings, nor is any of our property the subject of any other material pending legal proceedings.

C.	ORGANIZATIONAL STRUCTURE

         List of Significant Subsidiaries

        Corrigent Systems Inc., a subsidiary, is a Delaware corporation. As of March 1, 2006, Orckit owned approximately 93% of the shares of Corrigent Systems on a fully-diluted basis.

D.	PROPERTY, PLANT AND EQUIPMENT

        Our principal offices in Tel Aviv occupy approximately 50,000 square feet of rental space rented through a series of leases. Our major lease in Tel Aviv expires in December 2007. We have an option to terminate these lease agreements with six months’ prior written notice. We also maintain offices in San Jose, California, Tokyo, Japan and, in 2005, opened offices in Mumbai, India and Seoul, South Korea. We believe that our offices and facilities are adequate for our current needs and that suitable additional or substitute space will be available when needed.

ITEM 4A	. UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Overview

        Orckit was founded in 1990. We are an Israeli corporation engaged in the design, development, manufacture and marketing of telecom equipment that enables transmission of broadband services. Substantially all of our revenues in 2004 and 2005 were derived from the sale of our metro products, the CM-100 product line, to KDDI. Our historical revenues through December 31, 2003 were generated primarily from the sale of systems and customer premises modems based on digital subscriber line, or DSL, technology. We have terminated the sale of these DSL products and do not expect to generate additional revenues from them. We expect to generate substantially all of our revenues in 2006 from the sale of our metro products.

        The end-user base for our products is comprised primarily of large telephone companies, and has historically been concentrated in each year among a small number of telcos. Sales to KDDI accounted for approximately 81.5% of our revenues in 2004 and 99.8% of our revenues in 2005. We expect that in 2006 substantially all of our sales will also be to KDDI. We expect that we will continue to experience high customer concentration for the foreseeable future.

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

        Substantially all of our operating expenses in 2005 related to research and development expenses, selling, general and administrative expenses and capital expenditures for the operations and support related to our CM-100 product and related technologies.

        Prior to 2005, we generated operating losses in each of our past five years. Our revenues were insignificant in 2003 and the first half of 2004. We began for the first time to generate revenues from sales of our metro products in the second half of 2004. In 2005, we generated over $100 million of revenues from sales of our metro products, while controlling our operating expenses, and were able to generate operating and net income for the first time.

        The telecommunications equipment market is undergoing continuous and rapid change. Companies with research and development activities in Asia, particularly in China, are leveraging the lower engineering cost structure and also building on the success they have had in supplying products to telecom carriers in their local markets. In addition, Asian equipment manufacturers have begun to make sales in commercial volumes of high end telecommunication equipment to carriers in Europe, Asia and the Middle East. These sales have increased price competition in these areas. These equipment vendors have access to lower cost research and development resources, and are able to sell their products to government-owned local carriers. These manufacturers are likely to become strong competitors in the markets we target. As a result, we are focusing our resources on bringing to market highly-advanced products with innovative technology components. We also concentrate on cost efficiencies in our design process to be able to respond to expected price competition going forward.

        Our metro products address very high-bandwidth packet services. We expect that “quadruple play” services will grow and drive the demand for our metro products. However, the growth of these services will be subject to the ability of telecom carriers to offer services at a price that is attractive to subscribers while generating profits to the carriers sufficient to justify a significant investment in new equipment. Our success will be directly affected by the ability of our customers to add subscribers for these new data services.

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

        We are also subject to risks and uncertainties that may cause actual results to differ from estimates and assumptions, such as changes in the economic environment, competition, foreign exchange, taxation and governmental programs. Certain of these risks, uncertainties and assumptions are discussed in “Item 3.D – Risk Factors.” To facilitate the understanding of our business activities, described below are certain accounting policies that are relatively more important to the portrayal of our financial condition and results of operations and that require management’s subjective judgments. We base our judgments on past experience and various other assumptions that are believed to be reasonable under the circumstances. Please refer to Note 1 to our consolidated financial statements included in this Annual Report for a summary of all of our significant accounting policies.

Revenue Recognition

        Revenues from sales of products are recognized when title passes to the customer, provided that appropriate form of arrangement exists, the fee is fixed or determinable and collectibility is reasonably assured.

        EITF Issue No. 03-5, “Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software” states that the revenue recognition guidance in Statement of Position 97-2 (“SOP 97-2”) also applies to non-software deliverables, such as computer hardware, if the software is essential to the functionality of the non-software deliverables. We applied Sop 97-2, as amended, in our financial statements. According to SOP 97-2, revenues from sales of software products are recognized when title passes to the customer, provided that appropriate form of arrangement exists, the fee is fixed or determinable, collectibility is reasonably assured and vendor-specific objective evidence, or VSOE, of fair value for undelivered elements exists. VSOE is typically based on the price charged when an element is sold separately or, if an element is not sold separately, on the price established by authorized management, if it is probable that the price, once established, will not change before market introduction.

        In 2004 and 2005, we granted post-contract hardware and software support services, or PCS, in our sales to KDDI. The VSOE of the fair value of the PCS relating to these sales could not be determined. Accordingly, revenues for substantially all sales in 2004 and 2005 are being recognized ratably over the fourteen-month term of the PCS. Deferred income of $28.7 million as of December 31, 2005, represents $54.8 million of deferred revenues less the $26.1 million deferred cost of goods associated with these revenues. The deferred revenues and costs will be included in our statements of operations over the term of the PCS. Applicable costs that were deferred consist of a) cost of components used in manufacture and assembly, b) subcontractors fees for component procurement, manufacture, assembly, testing, shipment and final testing, c) expenses related directly to operational activities: salaries of manufacturing planning, support, procurement personnel, premises lease and related expenses of those departments, travel expenses of those employees, related expenses of subcontractors and depreciation of equipment used in the testing process, d) expenses addressing Post Contract Services of “level 3" and maintenance services including provisions for salary and travel expenses, e) warranty provisions for hardware repair, and f) OCS royalties on products sold.

        We do not expense these costs upon product delivery since these expenses are costs of the products and, therefore, until the revenues from the sale of the corresponding products are recognized, these costs should not be expensed. We offset these cost of goods sold against the corresponding deferred revenues rather than presenting these deferred costs as an asset. We use this presentation because the products have been delivered to the customer, title has passed to the customer and we deferred the gross margin to be recognized in future periods.

        We expect to recognize deferred revenues ratably over the applicable PCS period. If we are able to determine the VSOE relating to the PCS services, we will be required to recognize the balance of deferred income, including the related deferred revenues and deferred expenses, with respect to the same deliveries for which VSOE was determined, at one time on a current basis. We will re-evaluate in 2006 the existence of VSOE regarding our sales made to KDDI after the termination of the term of the first PCS services that we provided with respect to CM-100 products. If we are able to determine the VSOE, we will recognize the balance of the deferred income, including the related deferred revenues and deferred expenses, with respect to that VSOE.

        Under GAAP, we may be required to change our revenue recognition policies, including the method in which we recognize revenues over the applicable PCS period, if there are changes in the commercial terms of sales to our customers relating to the scope of product and service deliveries and payment terms, as well as because of changed commercial terms with our resellers and distributors.

Provision for doubtful accounts

        Allowances for doubtful accounts are determined based on an analysis made for each of our customers. If bad debts are found to be higher than expected, we may need to increase these provisions and our bad debt expenses. As of March 1, 2006, we had collected all of the trade receivables that appeared on our balance sheet as of December 31, 2005.

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

Stock-based compensation expense

        Effective July 1, 2005, we account for stock-based compensation costs in accordance with Statement of Financial Accounting Statements Standards No. 123R – “Share-Based Payment” (“SFAS 123R”). We utilize the Black-Scholes option pricing model to estimate the fair value of stock-based compensation at the date of grant, which requires subjective assumptions, including expected volatility of our share price and expected life of the option. Further, as required under SFAS 123R, we estimate forfeitures for options granted which are not expected to vest. Changes in these inputs and assumptions can materially affect the measure of estimated fair value of our stock-based compensation.

        Prior to July 1, 2005, we accounted for stock-based compensation costs in accordance with Accounting Principle Board Opinion number 25 (Accounting for Stock Issued to Employees), known as APB25, and related interpretations. Under this treatment, compensation cost for employee stock option plans was measured using the intrinsic value based method of accounting. The total amount expensed by us in 2005 for stock-based compensation was $616,000, of which $263,000 was recorded for the period January 1 through June 30, 2005 and was calculated based on APB 25 and the balance of $353,000 was recorded for the period July 1 through December 31, 2005 and was calculated based on SFAS 123R. If we had used SFAS 123R from January 1, 2005 through December 31, 2005, our stock-based compensation expense for 2005 would have been $5.5 million. As of December 31, 2005, there was approximately $2.0 million of total unrecognized stock-based compensation expense related to non-vested stock-based compensation arrangements granted by us. That expense is expected to be recognized by us over a weighted-average period of 1.6 years.

Results of Operations

        The following table sets forth certain items from our consolidated statement of operations as a percentage of total revenues for the periods indicated:

	For the years ended December 31,
	2003	2004	2005

Revenues	100.0%	100.0%	100.0%

Cost of revenues	44.4	52.3	51.2

Gross profit	55.6	47.7	48.8

Research and development expenses, net	891.4	133.4	15.9

Selling, general and administrative expenses	752.0	106.4	15.9

Operating income (loss)	(1,588.0)	(192.1)	17.0

Financial income, net	303.5	13.6	2.6

Other income			2.4

Net income (loss)	(1,284.4)%	(178.5)%	22.0%

        Revenues. The substantial majority of our revenues of $11.3 million in 2004 and all of our revenues of $101.2 million in 2005 was generated from sales of our CM-100 product line to KDDI. We expect that substantially all of our revenues in 2006 will result from sales of the CM-100 product line to KDDI. In 2003, our revenues were insignificant as we transitioned our business from legacy DSL products to the development of new metro products. We do not expect to generate additional revenues from the sale of our legacy DSL products.

        Gross Profit. Cost of revenues consists primarily of raw materials, subcontracting costs, costs for integration, assembly and testing of finished products, expenses related directly to operational activities, cost related to PCS and maintenance services and the repayment of grants received from the Office of the Chief Scientist. Gross profit was $49.4 million (48.8% of revenues) in 2005 compared to $5.4 million (47.7% of revenues) in 2004 and $935,000 (55.6% of revenues) in 2003. The substantial majority of our gross profit in 2005 and 2004 was a result of sales of our CM-100 products, which commenced in the second half of 2004.

        Operating Expenses

	Year ended December 31, ($ in millions)			% Change
	2003	2004	2005	2004 vs. 2003		2005 vs. 2004

Research and development, net	15.0	15.0	16.1	(0.	0)%	7.3%
Selling, general and administrative	12.7	12.0	16.1	(5.	5)	34.2%
Total operating expenses	27.7	27.0	32.2	(2.	5)	19.3%

        Research and Development Expenses, net. Research and development expenditures consist primarily of materials, depreciation and salaries and related costs for engineering and technical personnel and subcontracting costs associated with developing new products and features. Our costs for research and development are expensed as incurred. Grants from the government of Israel for research and development are offset against our gross research and development expenditures. Research grants were $5.8 million in 2003, $2.7 million in 2004 and $173,000 in 2005. Our research and development expenses were higher in 2005 compared to 2004, mainly due to an increase in the number of research and development employees and in the costs of materials and the use of sub-contractors for the continued development of the CM-100 product line. We anticipate that we will incur a similar or higher level of research and development expenditures in 2006 compared with 2005. We expect that the amount of government research grants in 2006 will be insignificant, if any, due to the policy of Israel’s Office of the Chief Scientist to focus on venture stage companies and requirement to repay grants from all sources of revenues, without regard to sales related to the project funded.

        Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of costs relating to promotion, trade shows, compensation costs for marketing and sales personnel, and other general corporate expenses. Selling, general and administrative expenses increased in 2005 compared to 2004 due to an increase in marketing, promotion and sales activities with respect to the increased efforts of distribution of our metro products. These expenses decreased in 2004 compared to 2003 due to a reduction of our marketing and sales activities related to our legacy DSL products. We expect that marketing and sales expenses will increase in 2006 as we increase our marketing activities and sales efforts as we attempt to expand the distribution of our metro products.

        Financial Income, net. Financial income consists primarily of interest on short term and long term investments and on bank deposits. Prior to 2004, it also included gain on early retirement of our convertible subordinated notes. Through 2004, financial expense consisted primarily of interest payments with respect to our convertible subordinated notes, bank loans and amortization of the issuance costs of our convertible subordinated notes. It also included exchange rate differentials. In 2005, financial expense consisted primarily of interest payments with respect to bank loans and exchange rate differentials.

        During 2003, we retired $22.0 million principal amount of our convertible subordinated notes, resulting in a gain of $3.1 million. In 2004, we retired the remaining balance of our convertible subordinated notes in a principal amount of $16.2 million at par value. This retirement did not result in a financial gain.

        Financial income, net was $5.1 million in 2003, $1.5 million in 2004 and $2.6 million in 2005. The fluctuations in our financial income were primarily driven by the financial income derived in 2003 from the principal amount of notes retired and the prices at which they were retired, net of interest payments. In 2005, exchange rate currency losses also impacted our financial income, net mainly due to fluctuations of the Japanese Yen versus the U.S. dollar which resulted in expenses of approximately $972,000, offset in part by income of approximately $410,000 from fluctuations of other currencies (mainly NIS) versus the U.S dollar.

        Other Income. Other income consisted of capital gain in the amount of $2.4 million that we recognized in 2005 in connection with a sale for $4.2 million of our holdings in Siliquent Technologies Inc., a venture backed private technology entity.

Impact of Inflation, Devaluation and Fluctuation of Currencies on Results of Operations, Liabilities and Assets

        As of December 31, 2005, the majority of our assets in non-dollar currencies are in Japanese Yen (Yen) and in New Israeli Shekels (NIS). A devaluation of the Yen or NIS in relation to the U.S. dollar would have the effect of decreasing the dollar value of assets in Yen or NIS of Orckit, to the extent the underlying value is Yen or NIS based. Such a devaluation would also have the effect of reducing the U.S. dollar amount of any of our liabilities that are payable in NIS (unless such payables are linked to the U.S. dollar).

        Almost all of our sales in 2005 were denominated in Yen. A substantial part of our expenses, principally payroll and payments to Israeli vendors, is in NIS, while a significant portion of the cost of goods sold is in U.S. dollars. Our results of operations are adversely affected by increases in the rate of inflation in Israel when such increases are not offset by a corresponding devaluation of the new Israeli shekel against the U.S. dollar. The results are also affected by the currency rate between the U.S. dollar and Yen. Due to the strengthening of the U.S. dollar exchange rate against the Yen in 2005, sales that were denominated in Yen were recognized based on higher Yen/U.S. Dollar exchange rates, resulting in lower revenues and gross margins and lower income than if the exchange rate had not changed from 2004.

        We are not presently engaged in hedging transactions. We may, however, enter into foreign currency derivatives, mainly forward exchange contracts, in order to protect our cash flows in respect of existing assets.

        The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS, the rate of inflation in Israel adjusted for the devaluation and, for 2004 and 2005, the devaluation rate of the Yen against the U.S. dollar:

Years Ended December 31,	Israeli Inflation Rate	Israeli Devaluation Rate	Israel Inflation Adjusted for Devaluation	Japanese Devaluation Rate

2001	1.4	9.3	(7.8)	n\a
2002	6.5	7.3	(0.8)	n\a
2003	(1.9)	(7.6)	5.7	n\a
2004	1.2	(1.6)	2.8	(4.1)
2005	2.4	6.8	(4.4)	14.3

B.	LIQUIDITY AND CAPITAL RESOURCES

        We have historically financed our operations primarily through sales of equity, issuance of convertible notes and the receipt of grants to fund research and development, as well as from bank loan proceeds. In 2005, we used cash from operations to finance our operations.

        Our working capital (total current assets net of total current liabilities) decreased from $34.5 million as of December 31, 2003 to $16.5 million as of December 31, 2004 and to $(6.3) million in 2005. The decrease in our working capital has occurred as a result of the following: a) through 2004, using our cash to fund our operating losses and to repurchase our convertible subordinated notes; b) our decision to invest funds in long-term marketable securities, which are not included in working capital; and c) using short-term borrowings in the amount of $31.0 million at the end of 2004 to purchase the remaining principal amount of our convertible subordinated notes and to provide working capital in anticipation of increased sales.

        We had cash, cash equivalents, long-term marketable securities and bank deposits of $117.8 million as of December 31, 2005, compared to $77.2 million as of December 31, 2004 and compared to $79.0 million as of December 31, 2003. Since all of our revenues in 2005 were recognized ratably over a 14-month period from product delivery, due to the inability to value the PCS services, the increase of cash, cash equivalents and marketable securities did not result in a corresponding increase in revenues recognized in 2005. Therefore, it is expected that a significant portion of our revenues in the six-months ending June 30, 2006 will not generate cash since the cash related to such revenues was already received by us in 2005 and as a result, our balance of cash, cash equivalents, long-term marketable securities and bank deposits is likely to decline as of June 30, 2006.

        The majority of the amount of cash, cash equivalents and marketable securities was invested in securities denominated in U.S. dollars. In 2005, we repaid all of our bank borrowings that were outstanding as of December 31, 2004 in the amount of $31.0 million.

        We used approximately $16.2 million in cash in April 2004 to redeem the remaining outstanding principal amount of our convertible subordinated notes. We believe that we have sufficient working capital to meet our anticipated working capital and capital expenditure requirements for 2006 and 2007. If we do not have available sufficient cash to finance our operations, we may be required to obtain equity or debt financing. We cannot be certain that we will be able to obtain additional financing on acceptable terms or at all.

Net Cash Provided by/Used in Operating Activities

        In 2005, we generated $72.6 million of cash from operating activities primarily as a result of our net income and a decrease of $54.1 million of trade receivables and other receivables, offset by a decrease of $9.0 million in trade payables and accrued expenses and an increase of $6.9 million in deferred income. A substantial majority of the sales related to the receivables collected by us in 2005 were not recognized as revenue in 2005. The decrease in the accounts receivable balance as of December 31, 2005 in comparison to December 31, 2004 resulted from a decrease in deliveries to customers in the last quarter of 2005 in comparison to the last quarter of 2004.

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

Net Cash Provided by/Used in Investing Activities

        Our principal investing activity relating to our operations has been the purchase of equipment and other fixed assets used in our business. These purchases totaled $862,000 in 2003, $3.9 million in 2004 and $1.9 million in 2005. Our capital expenditures in 2005, 2004 and 2003 were primarily for the procurement of telecommunications equipment and related software tools.

        In 2005 and 2004, our investing activities also included primarily the receipt of $15.0 million in 2005 and $10.0 million in 2004 from marketable securities that came to maturity, offset by $63.8 million in 2005 and $3.0 million in 2004 of investments in marketable securities. In 2003, our investing activities also included the receipt of $26.3 million of marketable securities, the receipt of $7.0 million from Tikcro in repayment of our loan to Tikcro and the receipt of $10.3 million from bank deposits.

Convertible Subordinated Notes

        In March 2000, we sold $125 million aggregate principal amount of 5.75% convertible subordinated notes due on April 1, 2005. From 2000 to 2004, we repurchased and redeemed the outstanding balance of the principal amount of our convertible subordinated notes for an aggregate amount of $70.4 million. As a result, as of December 31, 2004, there were no convertible subordinated notes outstanding. The repurchase and redemption of convertible subordinated notes constituted our primary use of cash in financing activities in 2003 and 2004.

Bank Borrowings

        On March 30, 2004, we borrowed $16.0 million from a bank in order to finance the early redemption of our convertible subordinated notes. This borrowing bore interest at a rate between 2.08% and 2.17% per year until maturity in May and July 2005. We have paid this loan on its maturity date from the proceeds of our long-term marketable securities.

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

Repurchases of our Ordinary Shares

        During 2003, we repurchased for $5.6 million in cash approximately 2,646,000 of our ordinary shares.

Government and Other Grants

        The Government of Israel encourages research and development projects through the Office of Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the OCS, pursuant to the Law for the Encouragement of Industrial Research and Development, 1984, commonly referred to as the “R&D Law”. In June 2005, an amendment to the R&D Law came into effect, which intends to make the R&D Law more compatible with the global business environment by, among other things, relaxing restrictions on the transfer of manufacturing rights outside Israel and on the transfer of OCS-funded know-how outside of Israel, as described below.

        Under the R&D Law, a research and development plan that meets specified criteria is eligible for a grant of up to 50% of certain approved research and development expenditures. The plan must be approved by the Office of the Chief Scientist.

        In prior years, we relied on grants from the Office of the Chief Scientist to finance a portion of our product development expenditures. During the three years ended December 31, 2005, we recognized research and development grants in an aggregate amount of approximately $8.7 million. As of December 31, 2005, total contingent liabilities to the Office of the Chief Scientist were approximately $6.6 million. Since the budget for grants continues to be cut and the focus for grants is shifting to venture stage companies, we may not receive additional grants.

        Under the terms of the grants we received from the Office of Chief Scientist, we are obligated to pay royalties of 3% during the first three years following commencement of royalty payments, and 4% to 5% thereafter. Pursuant to a proposed amendment to the R&D Law described below, we expect our royalty rate to be 3% – 5% per annum. Royalties are payable up to 100% of the amount of such grants, or up to 300% as detailed below, linked to the U.S. Dollar, plus annual interest at LIBOR. The payment of royalties is on all revenues derived from the sale of the products developed pursuant to the funded plans, including revenues from licensed ancillary services.

        The Israeli government is currently in the process of formulating a proposed amendment to the royalty regulations promulgated under the R&D Law. The amendment is expected to include changes to the royalty rates, which would vary from company to company based on the amount of its revenues and approval date of its program, up to a rate of 6%, and, as of 2006, to increase the rate of interest accruing on grants by 1% per year. The amendment is expected to have retroactive effect from January 1, 2006, although there is no assurance as to whether and when it will be adopted.

        The R&D Law generally requires that a product developed under a program be manufactured in Israel. However, upon the approval of the Chief Scientist, some of the manufacturing volume may be performed outside of Israel, provided that the grant recipient pays royalties at an increased rate, which may be substantial, and the aggregate repayment amount is increased up to 300% of the grant, depending on the portion of the total manufacturing volume that is performed outside of Israel. The recent amendment to the R&D Law further permits the OCS, among other things, to approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing into Israel as a substitute, in lieu of the increased royalties. We have obtained an approval from the Office of the Chief Scientist for manufacturing outside Israel. We intend to keep sufficient manufacturing activities in Israel so that, under certain assumptions, we will be subject to a repayment percentage of up to 150% of the grants we received and an increased royalty percentage payment. The R&D Law also allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the research committee is convinced that doing so is essential for the execution of the program. This declaration will be a significant factor in the determination of the Office of Chief Scientist whether to approve a program and the amount and other terms of benefits to be granted. For example, the increased royalty rate and repayment amount will be required in such cases.

        The R&D Law also provides that know-how developed under an approved research and development program may not be transferred to third parties in Israel without the approval of the research committee. Such approval is not required for the sale or export of any products resulting from such research or development. The R&D Law further provides that the know-how developed under an approved research and development program may not be transferred to any third parties outside Israel, except in certain circumstances and subject to the OCS’ prior approval. The OCS may approve the transfer of OCS-funded know-how outside Israel, generally in the following cases: (a) the grant recipient pays to the OCS a portion of the sale price paid in consideration for such OCS-funded know-how (according to certain formulas), or (b) the grant recipient receives know-how from a third party in exchange for its OCS-funded know-how, or (c) such transfer of OCS-funded know-how arises in connection with certain types of cooperation in research and development activities.

        The R&D Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires the grant recipient and its controlling shareholders and foreign interested parties to notify the Office of the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new interested party to undertake to the Office of the Chief Scientist to comply with the R&D Law. In addition, the rules of the Office of the Chief Scientist may require additional information or representations in respect of certain of such events. For this purpose, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of the means of control of a company. “Means of control” refers to voting rights or the right to appoint directors or the chief executive officer. An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors. Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the Office of the Chief Scientist that it has become an interested party and to sign an undertaking to comply with the R&D Law.

Effective Corporate Tax Rates in Israel

        Generally, Israeli companies are subject to corporate tax on their taxable income at the rate of 34% for the 2005 tax year. Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961 (the “Tax Ordinance”), which came into effect on January 1, 2006, the corporate tax rate is scheduled to decrease as follows: 31% for the 2006 tax year, 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived from assets purchased after January 1, 2003. However, the effective tax rate payable by a company that derives income from an Approved Enterprise program (as further discussed below) may be considerably less.

        Under the Law for Encouragement of Capital Investments, 1959, known as the Investments Law, by virtue of the “Approved Enterprise” status granted to some of our investment programs, we are entitled to various tax benefits. The period of tax benefits is seven years, commencing in the first year in which we earn taxable income from the approved enterprise, subject to certain limitations. Under this law, our taxable income derived from an investment program designated as an Approved Enterprise is fully exempt from corporate tax for a period of two years, after which the income from these enterprises is taxable at the rate of up to 25% for the remainder of the five-year period of tax benefits. The exemption is applicable as long as the gains are not distributed. Upon distribution, a 25% tax rate will apply, as described below.

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

        On April 1, 2005, an amendment to the Investments Law came into force. Pursuant to the amendment, a company’s facility will be granted the status of “Approved Enterprise” only if it is proven to be an industrial facility (as defined in the Investments Law) that contributes to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product. The amendment provides that the Israeli Tax Authority and not the Investment Center will be responsible for an Approved Enterprise under the alternative package of benefits, referred to as a “Benefiting Enterprise”. A company wishing to receive the tax benefits afforded to a Benefiting Enterprise is required to select the tax year from which the period of benefits under the Investment Law are to commence by simply notifying the Israeli Tax Authority within 12 months of the end of that year. In order to be recognized as owning a Benefiting Enterprise, a company is required to meet a number of conditions set forth in the amendment, including making a minimal investment in manufacturing assets for the Benefiting Enterprise and having completed a cooling-off period of no less than three years from the company’s previous year of commencement of benefits under the Investments Law. The amendment will apply to approved enterprise programs in which the year of election under the Investments Law is 2004 or later, unless such programs received approval from the Investment Center on or prior to December 31, 2004 in which case the amendment provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. There can be no assurance that we will receive future benefits under such amendment to the Investments Law.

        Part of our income has been generated through our Approved Enterprises. If a company that has elected the “alternative package” distributes to its shareholders a cash dividend from tax-exempt income attributable to it, it would incur a tax liability on the amount distributed at the rate (10% to 25%) which would have been applicable had the company not elected the alternate package, and it will have to withhold tax at the rate of 15% with respect to the dividend distributed. Our taxes outside of Israel, mainly in Japan and the United States, are dependent on our operations in each jurisdiction as well as relevant laws and treaties. See “Item 18 Financial Statements”. Under Israeli tax law, at December 31, 2005, we had accumulated losses for tax purposes amounting to approximately $130 million. These losses are available indefinitely to offset future taxable business income. As of December 31, 2005, our carry forward of capital losses for tax purposes were $38 million. Orckit and each of our subsidiaries are assessed on a stand-alone basis. Therefore, accumulated tax losses in each of the entities can offset future taxable business income only in the entity in which the losses were generated.

Dividend Policy

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

Inventory

        Inventory in 2005 consisted primarily of finished products and raw materials, in 2004 primarily of finished products, and in 2003 of raw materials for the assembly of our products. Our inventory was $3.3 million as of December 31, 2005, $5.5 million as of December 31, 2004 and $100,000 as of December 31, 2003. The decrease in inventory levels in 2005 resulted from a decrease in the volume of finished products due to a lower volume of shipments expected in the first quarter of 2006 in comparison to the first quarter of 2005. The increase in inventory levels in 2004 resulted from a build up of product inventories for the supply of our CM-100 products.

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

        Our research and development staff consisted of 118 employees as of December 31, 2003, 104 employees as of December 31, 2004, and 133 as of December 31, 2005, most of whom are located in Israel and hold engineering or other advanced technical degrees. The number of research and development employees was similar in the years 2003 and 2004 since we maintained our research and development efforts, focusing on new product lines. The number of research and development employees increased in 2005 compared with 2004 because we increased our research and development efforts related to our CM-100 product line. Our gross research and development expenses were approximately $20.8 million in 2003, $17.7 million in 2004 and $16.3 million in 2005. These expenses were offset by grants from the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of the Government of Israel of approximately $5.8 million in 2003, $2.7 million in 2004 and $173,000 in 2005.

        In 2005, the majority of our research and development work was focused on the CM-100 product line, addressing software and hardware capabilities. We expect that these efforts will continue and comprise substantially all of our 2006 research and development plan. We expect that we will continue to commit substantial resources to research and development in the future. We believe that a continued commitment to research and development is required to maintain our technical excellence and launch new innovative products in the metro transport and access markets. If our applications for Office of Chief Scientist grants are not approved or partially approved, or if we elect not to receive these grants, our net research and development expenses will increase.

D.	TREND INFORMATION

        In 2005, the capital investment expenditures of wireline telecom carriers for metro equipment were similar to capital expenditure levels in 2004. It is expected that capital investment of wireline telecom carriers in metro equipment in 2006 will be similar or slightly higher than the levels in 2005. The introduction of new services to residential users and enterprises is expected to require significantly higher bandwidth support over metro networks. In areas where new high bandwidth services are likely to be offered, it is expected that demand for more robust metro products will increase. In response to this trend, we have focused on innovative telecom products for the metro area, where we expect to see a need for equipment upgrade over the coming years with the growth of new high bandwidth service offerings. These services are expected to include “quadruple play” services, that is, a bundled offering of voice, Internet access and high end video services, all based on IP protocols, offered by traditional telecom carriers, as well as TV over cellular services, that address video transmissions to advanced 3G handheld devices.

E.	OFF-BALANCE SHEET ARRANGEMENTS

        We do not have any “off-balance sheet arrangements” as such term is defined in Item 5E of Form 20-F.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        The following table of our material contractual obligations as of December 31, 2005 summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated.

	Payment due by period ($ in thousands)
Contractual Obligations	Total	Less than 1 year		1-3 years		3-5 years	More than 5 years

Operating Lease Obligations	730	-		730	[1]	-	-
Purchase Obligations	2,952	2,952		-		-	-
Other Long-Term Liabilities
Reflected on our Balance Sheet
under U.S. GAAP	60,880	57,191	[2]	-		-	3,689	[3]

Total	64,562	60,143		730		-	3,689

[1]	Our major premises leases allow for early termination upon advance notice. Accordingly, this amount reflects lease payments for the applicable notice period. For total projected annual rent payments, see note 4b to our financial statements for the year ended December 31, 2005. The amount is presented in the 1-3 years column since this is the average life period of our lease obligations.

[2]	These amounts reflect the trade payables, accrued expenses, deferred income and other payables presented in our balance sheet.

[3]	This amount reflects our accrued severance pay liability. The time of its payment, in whole or in part, cannot be predicted and, as a result, this amount is presented in the more than 5 years column. Out of this amount, $3.3 million has been previously funded by our contributions to employee plans.

        In addition, as of December 31, 2005, our contingent liability to the Office of the Chief Scientist in respect of grants received was approximately $6.6 million. This liability is required to be repaid only by royalties based on revenues derived from products (and related services) whose development was funded with these grants.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

        The following table sets forth certain information with respect to Orckit’s directors and executive officers.

Name	Age	Position

Eric Paneth	56	Chairman of the Board and Chief Executive Officer
Izhak Tamir	53	President and Director
Ehud Rokach	42	Chief Executive Officer of Corrigent Systems
Aviv Boim	39	Chief Financial Officer
Eran Tamir	48	Vice President Operations
Leon Bruckman	48	Vice President, Chief Technology Officer of Corrigent Systems
Zvi Menahemi	38	Vice President, R&D of Corrigent Systems
Akio Ogiso	51	Vice President, Asia Pacific of Corrigent Systems
Yair Shamir	60	Outside Director
Miri Gelbman	54	Outside Director
Moshe Nir	56	Outside Director
Jed M. Arkin	42	Director
Moti Motil	53	Director

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

        Mr. I. Tamir has been President and a Director of Orckit since its founding in 1990. Mr. Tamir has served as a Director of Gilat Satellite Networks Ltd. and of Scopus Video Networks since 2005. From 1987 until 1989, Mr. Tamir was employed by Comstream Inc., in San Diego, California. From 1985 until 1987, he was vice president of A.T. Communication Channels Ltd., a subsidiary of Bezeq. From 1978 to 1985, he was a senior engineer in the Israeli Government. Mr. Tamir holds an engineering degree from the Technion and an M.B.A. from Tel Aviv University. Mr. Tamir has been chairman of the board of directors of Tikcro since January 2000 and its chief executive officer since August 2003.

        Mr. Rokach joined Orckit in 1992 and has served as Chief Operating Officer of Orckit since February 2000 and as Chief Executive Officer of Corrigent Systems since October 2000. From 1998 to 2000, Mr. Rokach served as Vice President–Network Access Systems. From 1992 to 1998, Mr. Rokach held several research and development and other positions with Orckit. From 1987 to 1992, he was a senior engineer with the Israeli Government. Mr. Rokach holds an engineering degree from the Technion.

        Mr. Boim joined Orckit as Chief Financial Officer in February 1998. From August 1996 until February 1998, he was a banker with BT Alex. Brown Incorporated, an investment banking firm. From August 1993 until August 1996, Mr. Boim was a vice president of Giza Ltd., Tel Aviv, an investment banking firm. Mr. Boim holds a B.A. and an M.A. in economics and management from Tel Aviv University and an L.L.B. from Tel Aviv University Law School.

        Mr. E. Tamir joined Orckit as Vice President Operations in April 2000. From 1996 until 2000, Mr. E. Tamir, who was one of founders of Wizcom Technologies Ltd., served as vice president operations of Wizcom. From 1990 until 1996, Mr. E. Tamir served as director of worldwide logistics of Indigo Ltd. From 1985 to 1990, Mr. E. Tamir served as director of acquisitions of Scitex Corporation Ltd. Mr. E Tamir holds a B.Sc. in Machine Engineering from Tel Aviv University and is a business economics graduate of the Israeli Institute for Management.

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

        Mr. Menahemi has been Vice President of R&D of Corrigent Systems since April 2005. From January 2000 until April 2005, Mr. Menahemi was a project manager for Orckit. From 1997 to 2000, Mr. Menahemi served as hardware director for ADC Teledata Ltd. From 1995 until 1997, Mr. Menahemi served as senior system architecture engineer in Lannet. From 1989 to 1995, he was served as a senior engineer in the Israeli Defense Forces. Mr. Menahemi holds a B.Sc. degree in Electrical Engineering from Tel Aviv University.

        Mr. Ogiso has been Vice President of Asia Pacific for Corrigent Systems since November 2005. From 2003 until 2005, Mr. Ogiso served as a country manager in Japan for Corrigent. From 1990 until 2002, Mr. Ogiso was employed by AT&T, which later became Lucent Technologies, where he served as managing director of customer operations/project management in Tokyo, Japan.  From 1988 to 1990, he was a system division director for Raychem Corporation.  From 1980 until 1988, he was employed by SECOM Co., Ltd.  Mr. Ogiso holds a B.Sc. in Applied Mathematics from the Science University of Tokyo.

        Mr. Shamir has been a Director of Orckit since October 1995. Mr. Shamir has served as the Chairman of the Board of Israel Aircraft Industries since July 2005. He served as the Chairman of the Board of EL-AL Airlines from May 2004 until January 2005. He served as the Chairman of VCON Telecommunications Ltd., an Israeli technology company listed on Le Nouveau Marche in France, from 2001 to 2005. He also served as its Chief Executive Officer from 1998 to 2004. Since April 2000, Mr. Shamir has also served as chairman of Catalyst Investment L.P., an Israeli venture capital firm. From July 1995 through February 1997, Mr. Shamir served as the Executive Vice President of The Challenge Fund LLP, the general partner of the Challenge Fund-Etgar, L.P. From December 1993 to July 1995, he served as the Chief Executive Officer of Elite Food Industries Ltd. Mr. Shamir served as Executive Vice President and general manager of Israel operations of Scitex Corporation Ltd. from February 1988 through December 1994. Mr. Shamir is a director of Mercury Interactive Corp., DSP Group Corporation, and the Chairman of Shamir Optical Industry Ltd. Mr. Shamir holds a B.Sc. in Electrical Engineering from the Technion and has served on the board of governors of the Technion since 1993.

        Ms. Gelbman has been a Director of Orckit since November 2002. Ms. Gelbman has served since 1999 as founder and General Manager of Milgal Ltd., an Israeli privately-owned appliance distribution and service company. From 1984 to 1998, she was employed by IBM Israel in various positions. Her last role with IBM was as Manager of Quality and Customer Relationship Management (CRM).

        Mr. Nir has been a Director of Orckit since November 2002. Mr. Nir has served since 1990 as Founder and CEO of privately-held Business Directions Ltd., a distributor of analytic management software. From 1985 to 1990, he served as manager of the economics and control department and member of the Executive Board of Elite Industries Ltd., a publicly traded food manufacturer in Israel. From 1974 to 1985, he held senior financial and control positions with Tempo Breweries and Soft Drinks Ltd., Tadiran Electronics Industries Ltd. and Clal Israel Ltd. He holds a B.A. degree in economics from Tel Aviv University, and an M.B.A. and Post Graduate Diploma in Computer and Information Sciences from the Recanati School of Management, Tel Aviv University.

        Mr. Motil has been a Director of Orckit since November 2002. Mr. Motil has served since 1996 as Vice President Finance and an associate of Palmot Ltd., an investment company based in Israel. From 1991 until 1996, he served as Chief Financial Officer of the Israeli subsidiary of Jan-Bell Marketing Inc., a retail company. Mr. Motil holds a B.A. degree in economics and accounting from Tel-Aviv University and he is a C.P.A.

        Mr. Arkin has been a Director of Orckit since August 2001. Since January 2000, Mr. Arkin has served as Chairman of MadahCom Communications Ltd., a manufacturer of digital wireless public alerting systems. Since March 2005, he has served as a director of Shamir Optical Industries (Nasdaq: SHMR). From 1999 to 2001, he served as General Manager of merchant banking for Oscar Gruss & Son, a New York-based investment bank.  From 1995 to 1998, Mr. Arkin served as Vice President of The Challenge Fund, an Israeli venture capital firm. He holds a B.A. from St. John’s College in Annapolis, Maryland, an M.B.A. from Harvard Business School and a J.D. from Harvard Law School.

        There are no family relationships between any of our directors or executive officers. There are no arrangements or understandings between any of our directors or executive officers and any other person pursuant to which our directors or executive officers were selected.

B.	COMPENSATION

        The aggregate direct remuneration paid by us to all persons as a group (15 persons, including two employees who ceased to be officers during 2005) who served in the capacity of director or executive officer in 2005, including the remuneration of Eric Paneth and Izhak Tamir detailed below, was approximately $3.7 million, which includes $450,000 of pension, retirement or similar benefits, expenses reimbursed (including professional and other business association dues and expenses) and other fringe benefits. In 2005, we granted to this group (excluding Messrs. Paneth and Tamir) options to purchase an aggregate of 440,500 ordinary shares under the Orckit Israeli Share Incentive Plan. A part of these options are contingent upon meeting various performance goals in addition to their vesting period. Excluding options that are contingent upon meeting various performance goals, the options have an exercise price of $8.25 per share, which represented the market price of our ordinary shares on the date of grant. In 2005, we granted to each of Eric Paneth and Izhak Tamir options to purchase 420,000 of our ordinary shares at $27.14 per share, which represented the market price of our ordinary shares on the date of grant. These options are fully vested and expire in June 2012.

Employment Agreements with Eric Paneth and Izhak Tamir

        In 1993, we entered into an employment agreement with each of Mr. Paneth and Mr. Tamir. These agreements were extended several times without modification of the employment terms. The original agreement of each provided, among other things, for an annual bonus based on specified percentages of our pre-tax income for the applicable year. No bonus was paid under this provision in 2003 or 2004. After review of our expected results for 2005, we concluded that the bonus based on pre-tax income for 2005 was going to be significant. Based on our publicly announced projection in April 2005 of $15.0 million of net income for 2005, the bonus for each of Mr. Paneth and Mr. Tamir based on pre-tax income of 2005 would have amounted to approximately $730,000. With the consent of Messrs. Paneth and Tamir, we reduced the rate of the annual bonus based on pre-tax income and eliminated any such bonus for 2005 with respect to the first $15.0 million of pre-tax income, as detailed below. Since our actual pre-tax income for 2005 was $22.2 million, the related bonus for each of Mr. Paneth and Mr. Tamir would have been approximately $1.1 million under the original agreement. Pursuant to the amended agreement, the related bonus for each of them was approximately $217,000.

        Pursuant to the amended employment of each of Mr. Paneth and Mr. Tamir, each is entitled to an annual bonus based on our results of operations for 2006 and each subsequent fiscal year equal to the sum of: (i) 1.0% of the first $5.0 million of pre-tax income; (ii) 2.0% of pre-tax income between $5.0 million and $15.0 million; (iii) 3.0% of pre-tax income in excess of $15.0 million; and (iv) 0.25% of revenues. However, for 2005, the bonus with respect to pre-tax income was payable only to the extent that the amount of our pre-tax income exceeded $15.0 million and then only to the extent of 3% of the excess. The rate of the bonus based on revenues, equal to 0.25% of our revenues in each year, was not modified from the original agreement.

        The original employment agreement of each of Mr. Paneth and Mr. Tamir provided for a base salary payable in NIS, linked to the Israeli consumer price index, and customary employee benefits, such as managers’ insurance and employment fund, which are grossed up to cover income tax liabilities, and a company car (or, at the employee’s election, a cash payment added to the base salary in lieu of a car). Under the original employment agreement, the base salary and employee benefits increased by 15% per year. Accordingly, the base salary and employee benefits for each of Mr. Paneth and Mr. Tamir for 2005 would have been approximately $630,000 (based on the exchange rate on March 31, 2005 of NIS 4.361 to one U.S. dollar).

        In the amended employment agreements, we have reduced the base salary and employee benefits for 2005 of each of them, effective January 1, 2005, to the amount of NIS equal to $570,000 (based on the exchange rate on March 31, 2005 of NIS 4.361 to one U.S. dollar) and reduced the annual percentage used to adjust base salary from 15% to 5%, but subject to adjustments pursuant to the Israeli consumer price index beginning in 2006. The dollar equivalent of the salary will fluctuate in accordance with fluctuations of the exchange rate of the NIS to the U.S. dollar. There also may be adjustments as a result of changes in tax, national insurance and other applicable laws from time to time.

        The employment agreement of each of Mr. Paneth and Mr. Tamir is not for a specific term and requires six months advance notice by either us or the employee to terminate the employment agreement. Upon termination of the employment for any reason by either us or by the employee, we would make a severance payment equal to the employee’s last monthly salary multiplied by the number of years that he worked for us. According to Israeli labor law, this is the amount of severance generally payable to any employee who is terminated by his employer. In the event that the employment of Mr. Paneth or Mr. Tamir is terminated under circumstances in which we would not be required to pay the full amount of severance pursuant to Israeli labor law, his non-competition period will be extended from one to two years in consideration of receiving the additional amount. Since we reserve for these severance payments in our financial statements on an ongoing basis, as required by generally accepted accounting principles, we do not expect to recognize an additional accounting expense for these severance payments upon the termination of employment. Neither employment agreement provides for any other payments or “golden parachutes” upon termination of employment. The amendments to the employment agreements with Mr. Paneth and Mr. Tamir were approved by our shareholders at our Annual General Meeting held on June 23, 2005.

C.	BOARD PRACTICES

Nasdaq Requirements

        Under the listing requirements of the Nasdaq Stock Market, a majority of our directors are required to be “independent directors” as defined in Nasdaq’s rules. We are also required to have an audit committee, all of whose members are “independent directors” as defined in Nasdaq’s rules. Five out of the seven members of our board of directors, namely, Messrs. Shamir, Arkin, Nir and Motil and Ms. Gelbman, are independent directors under the Nasdaq requirements. Messrs. Shamir, Nir and Motil and Ms. Gelbman are the members of our audit committee.

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

        Pursuant to an amendment to the Companies Law, effective as of April 19, 2006, (1) each outside director must have either “accounting and financial expertise” or “professional qualifications ” (as such terms are defined in regulations promulgated under the Companies Law) and (2) at least one of the outside directors must have “accounting and financial expertise.” These requirements will apply to us upon the election of one or more outside directors.

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

        The initial term of an outside director is three years and may be extended for an additional three years. Outside directors may be removed from office only by a vote of the holders of at least 66-2/3% of the ordinary shares voting thereon, or by a court, and only if the outside directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company’s board of directors that exercises a power of the board of directors is required to include at least one outside director, except for the audit committee, which is required to include all the outside directors. Our outside directors are: Mr. Shamir, who was re-elected to a second three-year term in 2003, and Ms. Gelbman and Mr. Nir, who were re-elected to a second three-year term in 2005. Accordingly, Mr. Shamir’s service on our board of directors will cease in March 2006.

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

        The role of the audit committee is to identify flaws in the management of our business, including in consultation with the internal auditor and our independent accountants, to suggest remedial measures and to approve specified related party transactions. Our audit committee consists of Mr. Shamir, Mr. Nir, Ms. Gelbman and Mr. Motil.

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

        As of July 2005, Nasdaq rules require that director nominees be selected or recommended for the board’s selection either by a committee composed solely of independent directors or by a majority of independent directors. The compensation of a company’s chief executive officer and other executive officers is required to be approved either by a majority of the independent directors on the board or a committee comprised solely of independent directors. Our audit committee, which is composed solely of independent directors, is authorized to also act as the nominating committee and compensation committee.

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

Option Committee

        Our Option Committee administrates our share option plan, including the grant of options in exchange for Corrigent options, subject to certain exceptions. Our Option Committee is empowered, among other things, to approve option grants, optionees, dates of grant and the exercise price of options, subject to guidelines adopted by our board of directors. Grants of options to executive officers and directors require additional approvals pursuant to the Nasdaq rules and the Companies Law. Messrs. Paneth, Tamir and Shamir (whose term will end on March 16, 2006) are currently the members of our option committee. The Board elected Mr. Nir to join the Option Committee as of March 16, 2006.

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

        If the transaction is an extraordinary transaction, approval of both the audit committee and the board of directors is required, in that order. Under specific circumstances, shareholder approval may also be required. A director who has a personal interest in a proposed transaction which is considered at a meeting of the board of directors or the audit committee generally may not be present at this meeting or vote on this matter, unless a majority of the members of the board of directors or the audit committee, as the case may be, has a personal interest in the matter. If a majority of members of the board of directors has a personal interest therein, shareholder approval is also required.

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

D.	EMPLOYEES

        The numbers and breakdowns of our employees as of the end of the past three years are set forth in the following table:

	As of December 31,
	2003	2004	2005

Numbers of employees by geographic location
Israel	157	161	197
United States	11	10	10
Elsewhere	2	10	12

Total workforce	170	181	219

Numbers of employees by category of activity
MIS, finance and administration	32	23	28
Research and development	118	104	133
Manufacturing, testing and quality assurance	4	26	26
Sales and marketing	16	28	32

Total workforce	170	181	219

        Our number of employees increased by 38 between December 31, 2004 and December 31, 2005 mainly due to an increase in the number of employees engaged in product development.

        Our number of employees increased by 11 between December 31, 2003 and December 31, 2004 due to an increase in the number of employees required to support the initiation of commercial sales of our metro products.

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

        Israeli labor laws and regulations are applicable to all of our employees in Israel. The laws principally concern matters such as paid annual vacation, paid sick days, the length of the workday, payment for overtime, insurance for work-related accidents, severance pay and other conditions of employment. Israeli law generally requires severance pay, which may be funded, in whole or in part, by Managers’ Insurance described below, in certain circumstances, including the retirement or death of an employee or termination of employment without cause, as defined under Israeli law. The payments to Managers’ Insurance in respect of severance obligations amount to approximately 8.3% of wages. Furthermore, Israeli employees are required to pay predetermined sums to the National Insurance Institute. The payments to the National Insurance Institute are approximately 18% of wages of which the employee contributes approximately 12% and the employer contributes approximately 6%.

        A general practice followed by us, although not legally required, is the contribution of funds on behalf of most of its employees to a fund known as Managers’ Insurance. This fund provides employees with a lump sum payment upon retirement or with payments on account of severance pay, if legally entitled, upon termination of employment. Each employee who agrees to participate in the Managers’ Insurance plan contributes an amount equal to 5% of such employee’s base salary and the employer contributes approximately 15% of such salary, which 15% includes the 8.3% for severance pay.

E.	SHARE OWNERSHIP

        As of March 1, 2006, Messrs. Eric Paneth and Izhak Tamir, each beneficially owned 1,294,063 ordinary shares, or 8.2% of our ordinary shares. This includes options to purchase (i) 60,000 of our ordinary shares at nominal value, which expire in August 2010, and (ii) 420,000 of our ordinary shares at $27.14 per share, which expire in June 2012. In addition, each of Messrs. Eric Paneth and Izhak Tamir hold stock options of Corrigent. Pursuant to the exchange program described below under “–Exchange of Corrigent Options”, on or after June 23, 2007, such options might be exchanged for options of the Ordinary Shares of Orckit. Including the options that might be granted in exchange for their options in Corrigent (based on data as of March 1, 2006), Messrs. Paneth and Tamir each would own approximately 1,700,000 ordinary shares, or 10.4% of our outstanding ordinary shares, as of March 1, 2006.

        Except for Messrs. Paneth and Tamir, none of our executive officers or directors beneficially owns 1% or more of our outstanding ordinary shares.

        At December 31, 2005, outstanding options to purchase a total of 3,769,670 ordinary shares had been granted by us pursuant to our share incentive plan, of which options to purchase a total of 1,991,362 ordinary shares were held by our directors and officers (13 persons) as a group. Our share incentive plan is administered by an option committee of our board of directors, which is empowered, subject to applicable law, to determine the optionees, dates of grant and the exercise price of options. Unless otherwise decided by our board of directors or the option committee, options granted under the share incentive plan are non-assignable except by the laws of descent. The outstanding options are exercisable at purchase prices which range from $0 to $28 per share, vest mainly over up to periods of four years, and have expiration dates which range from 2006 to 2015.

Exchange of Corrigent Options

        At our annual meeting of shareholders held in June 2005, our shareholders approved the potential exchanges, from time to time, of all of the vested stock options of Corrigent, which constituted approximately 10% of the outstanding share capital of Corrigent (on a fully diluted basis), for vested options for up to 10% of our outstanding ordinary shares (on a fully diluted basis after giving effect to such issuances). The goal of this program is to simplify our capital structure by increasing our fully diluted ownership percentage of Corrigent to up to 100%. Generally, our option committee, along with the board of directors of Corrigent, will determine the persons who will be offered to exchange and the amount and terms of such exchange. Our audit committee will determine the amount and terms with respect to exchanges of Corrigent stock options held by Messrs. Paneth and Tamir, which will be on substantially the same terms as those of other option holders and will not occur prior to June 23, 2007. Corrigent options are exercisable for the par value of Corrigent shares, $0.01 per share, and the Orckit options granted in the exchanges would be exercisable at the same price. The issuance of our ordinary shares upon the exercise of our options received in any exchange will be covered by a Registration Statement on Form S-8 filed with the SEC under the Securities Act of 1933, as amended.

        Corrigent will not issue any additional options. Since the outstanding Corrigent options vest through the end of 2008, it is expected that the series of exchanges will not be completed earlier than the end of 2008. During 2005 our option committee approved certain exchanges, effective as of January 1, 2006, of approximately 3% of Corrigent capital stock on a fully diluted basis for options to purchase approximately 497,000 of Orckit’s ordinary shares. Following these exchanges, Orckit’s holding in Corrigent was increased from 90% to approximately 93% of Corrigent’s capital stock on a fully diluted basis. After giving effect to this exchange, as of March 1, 2006, additional options to purchase approximately 1,500,000 ordinary shares of Orckit (excluding shares of Orckit issuable pursuant Orckit options as a result of exchanges for Corrigent options already made) that could be issued in exchange for Corrigent options.

        We will not be required to record an expense in our financial statements under U.S. generally accepted accounting principles in connection with these exchanges to the extent that the fair value of the Orckit options that we grant in exchange for Corrigent options does not exceed the fair value of the Corrigent options being exchanged. Our audit committee and board of directors determined that the fair market value of 10% of the outstanding capital stock of Corrigent (on a fully diluted basis) at the time the exchange program was approved was equal to the value of 10% of the outstanding ordinary shares of Orckit (on a fully diluted basis).

        If further exchanges are made based on the approval of our shareholders, that is, the fair market values of the exchangeable options are equal, then we will not record an expense in our financial statements in connection with the exchange. As a result, in any exchange, we will not issue Orckit options that represent a percentage of the fully diluted ownership of Orckit that is greater than the percentage of the fully diluted ownership of Corrigent represented by the Corrigent options to be exchanged. For example, if an exchange is for stock options constituting 2.5% of the outstanding capital stock of Corrigent (on a fully diluted basis), then we would issue in this exchange the lesser of (i) an amount of options for Ordinary Shares of Orckit equal to the fair market value of these Corrigent stock options on the exchange date or (ii) options for Ordinary Shares constituting 2.5% of the Ordinary Shares of Orckit outstanding (on a fully diluted basis after giving effect to such issuance) on the exchange date.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

        To our knowledge, (A) we are not directly or indirectly owned or controlled (i) by another corporation or (ii) by any foreign government and (B) there are no arrangements, the operation of which may at a subsequent date result in a change in control of Orckit.

        As of March 1, 2006, each of Eric Paneth and Izhak Tamir beneficially owns 8.2% of our ordinary shares and collectively beneficially own approximately 15.8% of our ordinary shares. Including options which might be granted in exchange for stock options of Corrigent held by Messrs. Paneth and Tamir (based on data as of March 1, 2006), as of March 1, 2006, each of Messrs. Paneth and Tamir would beneficially own 10.4% of our ordinary shares and they collectively would beneficially own approximately 19.8% of our ordinary shares.

        Accordingly, Messrs. Paneth and Tamir, if they voted together, may have the power to control the outcome of matters submitted to a vote of our shareholders, including the approval of significant change of control transactions.

        The following table sets forth, as of March 1, 2006, the number of our ordinary shares, which constitute our only voting securities, beneficially owned by (i) all shareholders known to us to own more than 5% of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group. The voting rights of all major shareholders are the same. As of March 1, 2006, 15,386,734 of our ordinary shares were outstanding.

Identity of Person or Group	Amount Owned		Percent of Class

Eric Paneth (1)	1,294,063		8.2%

Izhak Tamir (2)	1,294,063		8.2%

Phylon Fund Limited and affiliate (3)	1,400,000		9.1%

Oberweis Asset Management, Inc. (4)	948,963		6.2%

All directors and executive officers as a group (13 persons)	2,800,428	(5)	16.9%

(1)(2)	Includes, in the case of each of Messrs. Tamir and Paneth, 480,000 ordinary shares issuable upon the exercise of options that are currently vested or vest within the next 60 days but excludes ordinary shares issuable upon the exercise of options that may be issued in the future in exchange for stock options of Corrigent held by each of them (see Item 6.E above). This figure also includes, in the case of each of Messrs. Tamir and Paneth, 420,000 ordinary shares subject to a six-year variable forward sale contract entered into with Credit Suisse Capital LLC on March 1, 2006. Under each such contract, 420,000 ordinary shares were pledged to Credit Suisse as collateral.

(3)	Based on a Schedule 13G/A of Phylon Fund Limited and Phylon Investment Advisers LLP filed on February 1, 2006 with the Securities and Exchange Commission.

(4)	Based on a Schedule 13G of Oberweis Asset Management, Inc filed on February 14, 2006 with the Securities and Exchange Commission.

(5)	Includes 1,172,302 ordinary shares which may be purchased pursuant to options exercisable within sixty days following March 1, 2006. As discussed in Item 6.E above, stock options of Corrigent held by directors and executive officers of Orckit may be exchanged for options of Orckit.

        As of March 31, 2004, each of Mr. Paneth and Mr. Tamir beneficially owned 2,255,313 ordinary shares, or 16.7% of our outstanding ordinary shares. The reduction in each of their holdings was caused principally by (i) the waiver on February 14, 2005 of an option to purchase 420,000 ordinary shares at a 10% premium over the market price on the date of exercise, (ii) the vesting of 3,750 options which were not vested within 60 days from March 31, 2004 (iii) the sale of 300,000 ordinary shares on Nasdaq between February 1, 2005 and April 26, 2005, (iv) the sale of 450,000 ordinary shares on Nasdaq between July 1, 2005 and February 27, 2006 pursuant to a trading plan under Rule 10b5-1(c) entered into in May 2005 with respect to 600,000 ordinary shares and (v) the transfer of 215,000 ordinary shares on December 8, 2005 to a blind trust for a period of two years, offset by (vi) the grant on June 23, 2005 of an option to purchase 420,000 ordinary shares at the market price on the date of grant with a seven year term. The objective of the blind trust referenced in clause (v) above is to extract value from the volatility of the shares while enabling Messrs. Paneth and Tamir to maintain their holdings in the shares, subject to market conditions. Commencing March 2006, the trust will run a yield enhancement program with respect to the shares. The program will be run by actively managing the selling and buying back of options with respect to the shares. Shares of the trust might be assigned and delivered pursuant to transactions effected under the program. After two years, if the trust is not extended, the shares owned by the trust at that time will be distributed from the trust back to Messrs. Paneth and Tamir. The foregoing information is based on reports on Schedule 13D filed with the SEC by Messrs. Paneth and Tamir.

        As of March 1, 2006, there were 32 holders of record of our ordinary shares in the United States who collectively held approximately 80% of our outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

B.	RELATED PARTY TRANSACTIONS

Tikcro Management Agreement

        Following the sale of Tikcro’s business to STMicroelectronics in April 2003, we agreed to provide Tikcro administrative services. For the services rendered in 2004, Tikcro paid us $100,000. Fees to be paid by Tickro for 2005 were reduced to $72,000. Fees to be paid by Tickro for 2006 were reduced to $48,000.

Siliquent Technologies

        Siliquent Technologies, a provider of technology for the storage network applications industry, was founded in 2000 as a technology project. In October 2001, Siliquent Technologies, raised $10.0 million in equity financing from third parties. Certain of our directors, officers and employees had previously been granted securities in Siliquent with a nominal exercise price. In 2003, we participated in follow-on investment rounds in Siliquent and increased our investment by $1.0 million. In 2004, we participated in another follow on investment rounds in Siliquent for $1.4 million. In 2005, Broadcom acquired Siliquent, and the consideration paid for our holdings in Siliquent was $4.4 million. In addition, the consideration paid to certain of our directors and officers who were granted securities in Siliquent upon incorporation was approximately $198,000 in the aggregate.

        We believe that any transactions involving affiliated parties were on terms no less favorable to us than could be obtained with non-affiliated parties.

C.	INTERESTS OF EXPERTS AND COUNSEL

        Not applicable

ITEM 8.	FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

        See Item 18.

Legal Proceedings

        For a discussion of our legal proceedings, please see “Item 4 – Information on the Company – Legal Proceedings.”

Dividend Policy

        For a discussion of our dividend policy, please see “Item 5.B – Operating and Financial Review and Prospects – Liquidity and Capital Resources – Dividend Policy.”

Significant Changes

        No significant change has occurred since December 31, 2005, except as otherwise disclosed in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

        Our ordinary shares are quoted on the Nasdaq Stock Market and the Tel-Aviv Stock Exchange under the symbol “ORCT”.

        The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported on the Nasdaq Stock Market. The price per share of our ordinary shares and share count has been retroactively adjusted to reflect the (i) three-for-one stock split of our ordinary shares as of April 5, 2005 and (ii) one-for-five reverse share split effective as of November 27, 2002.

Calendar Year	Price Per Share
	High	Low

2005	$29.55	$8.03

2004	$8.57	$4.82

2003	$7.87	$0.98

2002	$7.20	$0.90

2001	$7.08	$1.80

Calendar Period	Price Per Share
	High	Low

2006

First Quarter (through March 8, 2006)	$31.22	$23.11

2005

First Quarter	$20.50	$8.03

Second Quarter	$28.15	$17.14

Third Quarter	$29.55	$21.97

Fourth Quarter	$25.76	$12.22

2004

First Quarter	$7.67	$4.82

Second Quarter	$8.01	$5.20

Third Quarter	$8.04	$5.08

Fourth Quarter	$8.57	$5.15

Calendar Month	Price Per Share
	High	Low

2006

February	$31.00	$24.25

January	$31.22	$23.11

2005

December	$25.76	$20.51

November	$22.36	$19.05

October	$25.33	$12.22

September	$26.88	$22.46

        The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported on the Tel-Aviv Stock Exchange.

Calendar Year	Price Per Share
	High	Low

2005	$29.43	$7.95

2004	$8.53	$4.93

2003	$7.79	$1.18

Calendar Period	Price Per Share
	High	Low

2006

First Quarter (through March 8, 2006)	$26.51	$24.41

2005

First Quarter	$20.40	$7.95

Second Quarter	$27.82	$17.63

Third Quarter	$29.43	$22.10

Fourth Quarter	$25.71	$16.23

2004

First Quarter	$7.88	$5.02

Second Quarter	$8.05	$5.09

Third Quarter	$8.22	$4.93

Fourth Quarter	$8.53	$5.14

Calendar Month	Price Per Share
	High	Low

2006

February	$30.48	$24.37

January	$30.91	$21.85

2005

December	$25.71	$20.37

November	$22.35	$19.03

October	$24.52	$16.23

September	$26.69	$22.71

        The share prices as presented above in US dollars were originally denominated in New Israeli Shekels and were converted to US dollars using the average exchange rate between the US dollar and the New Israeli Shekels for the presented period.

        Our shares began trading on the Tel-Aviv Stock Exchange in April 2002. The trading volume of our shares on the TASE in 2002 was insignificant and, accordingly, we do not believe sales price information with respect to the limited trading of our ordinary shares on TASE in 2002 is meaningful.

B.	PLAN OF DISTRIBUTION

        Not applicable

C.	MARKETS

        Our ordinary shares are quoted on the Nasdaq Stock Market under the symbol ORCT. Our ordinary shares are also quoted on the Tel-Aviv Stock Exchange. Options relating to our ordinary shares began trading on the Chicago Board Options Exchange, the American Stock Exchange and the Philadelphia Stock Exchange in May 2005.

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

        The quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent between them at least 25% of the outstanding voting shares, unless otherwise required by applicable rules. Nasdaq generally requires a quorum of 33-1/3%, but we have received an exemption and instead follow the generally accepted business practice for companies in Israel. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the chairman may designate with the consent of a majority of the voting power represented at the meeting and voting on the matter adjourned. At such reconvened meeting the required quorum consists of any two members present in person or by proxy, unless otherwise required by applicable rules.

Duties of Shareholders

        Under the Companies Law, each and every shareholder has a duty to act in good faith in exercising his rights and fulfilling his obligations towards us and other shareholders and to refrain from abusing his power in us, such as in voting in the general meeting of shareholders on the following matters:

—	any amendment to the articles of association;

—	an increase of our authorized share capital;

—	a merger; or

—	approval of certain actions and transactions which require shareholder approval.

        In addition, each and every shareholder has the general duty to refrain from depriving other shareholders of their rights.

        Furthermore, any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder that, pursuant to the provisions of the articles of association, has the power to appoint or to prevent the appointment of an office holder in us or any other power toward us is under a duty to act in fairness towards us. The Companies Law does not describe the substance of this duty of fairness. These various shareholder duties may restrict the ability of a shareholder to act in what the shareholder perceives to be its own best interests.

Anti-Takeover Provisions; Mergers and Acquisitions

        The Israeli Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to a merger have the transaction approved by its board of directors and a vote of the majority of its shares, at a shareholders’ meeting called on at least 21 days’ prior notice. For purposes of the shareholder vote, unless a court rules otherwise, the statutory merger will not be deemed approved if a majority of the shares present that are held by parties other than the other party to the merger, or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party, vote against the merger. Upon the request of a creditor of either party of the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least (i) 50 days have passed from the time that the requisite proposal for the merger has been filed by each party with the Israeli Registrar of Companies and (ii) 30 days have passed since the merger was approved by the shareholders of each party.

        The Companies Law also provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company and there is no existing 25% or greater shareholder in the company. An acquisition of shares of a public company must also be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company and there is no existing 45% or greater shareholder in the company. These requirements do not apply if the acquisition (i) occurs in the context of a private placement by the company that received shareholder approval, (ii) was from a 25% shareholder of the company and resulted in the acquirer becoming a 25% shareholder of the company or (iii) was from a 45% shareholder of the company and resulted in the acquirer becoming a 45% shareholder of the company. The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders. The tender offer may be consummated only if (i) at least 5% of the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

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

        Our articles of association provide that our board of directors may, at any time in its sole discretion, adopt protective measures to prevent or delay a coercive takeover of us, including, without limitation, the adoption of a shareholder rights plan. In November 2001, our board of directors adopted a shareholder bonus rights plan pursuant to which share purchase bonus rights were distributed on December 6, 2001 at the rate of one right for each of our ordinary shares held by shareholders of record as of the close of business on that date.

        The rights plan is intended to help ensure that all of our shareholders are able to realize the long-term value of their investment in us in the event of a potential takeover which does not reflect our full value and is otherwise not in the best interests of us and our shareholders. The rights plan is also intended to deter unfair or coercive takeover tactics.

        Each right initially will entitle shareholders to buy one-half of one of our ordinary shares for $21.67. The rights generally will be exercisable and transferable apart from our ordinary shares only if a person or group becomes an “acquiring person” by acquiring beneficial ownership of 15% or more of our ordinary shares, subject to certain exceptions set forth in the rights plan, or commences a tender or exchange offer upon consummation of which such person or group would become an “acquiring person.” Subject to certain conditions described in the rights plan, once the rights become exercisable, the holders of rights, other than the acquiring person, will be entitled to purchase ordinary shares at a discount from the market price.

        The rights will expire on December 31, 2011 and are generally redeemable by our board of directors, at $0.01 per right, at any time until the tenth business day following public disclosure that a person or group has become an “acquiring person.”

        Our articles of association also provide that as long as any of our securities are publicly traded on a United States market or exchange, all proxy solicitations by persons other than our board of directors must be undertaken pursuant to the United States proxy rules, regardless of whether those proxy rules are legally applicable to us. These provisions of our articles of association could discourage potential acquisition proposals and could delay or prevent a change in control of us.

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

Indemnification, Exculpation and Insurance of Office Holders

Exculpation of Office Holders

        Under the Companies Law, an Israeli company may not exempt an office holder from liability for breach of his duty of loyalty, but may exempt in advance an office holder from liability to the company, in whole or in part, for a breach of his duty of care (except in connection with distributions), provided the articles of association of the company allow it to do so. Our articles of association allow us to exempt our office holders to the fullest extent permitted by law.

Insurance of Office Holders

        Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into an insurance contract which would provide coverage for any monetary liability incurred by any of our office holders, with respect to an act performed in the capacity of an office holder for:

—	a breach of his duty of care to us or to another person;

—	a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

—	a financial liability imposed upon him in favor of another person.

        We obtained liability insurance covering our officers and directors.

Indemnification of Office Holders

        Our articles of association provide that we may indemnify an office holder against:

—	a financial liability imposed on or incurred by an office holder in favor of another person by any judgment, including a settlement or an arbitrator’s award approved by a court concerning an act performed in his capacity as an office holder. Such indemnification may be approved (i) after the liability has been incurred or (ii) in advance, provided that the undertaking is limited to types of events which our board of directors deems to be foreseeable in light of our actual operations at the time of the undertaking and limited to an amount or criterion determined by our board of directors to be reasonable under the circumstances, and further provided that such events and amounts or criterion are set forth in the undertaking to indemnify;

—	reasonable litigation expenses, including attorney’s fees, expended by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and

—	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him by a court, in proceedings instituted against him by or on our behalf or by another person, or in a criminal charge from which he was acquitted, or a criminal charge in which he was convicted for a criminal offense that does not require proof of intent, in each case relating to an act performed in his capacity as an office holder.

        We have undertaken to indemnify our directors and officers pursuant to applicable law.

Limitations on Exculpation, Insurance and Indemnification

        The Companies Law provides that a company may not exculpate or indemnify an office holder, or enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

—	a breach by the office holder of his duty of loyalty unless, with respect to insurance coverage or indemnification, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

—	a breach by the office holder of his duty of care if the breach was committed intentionally or recklessly;

—	any act or omission committed with the intent to derive an illegal personal benefit; or

—	any fine imposed on the office holder.

        In addition, under the Companies Law, exculpation of, indemnification of, or procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, if the beneficiary is a director, by our shareholders. We have obtained such approvals for the procurement of liability insurance covering our officers and directors and for the grant of indemnification letters to our officers and directors and have granted amended and restated indemnification and exculpation letters to our directors and officers that require us to indemnify them to the fullest extent permitted by applicable law.

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

United States Federal Income Tax Considerations

        The following summary describes the material U.S. federal income tax consequences to “U.S. Holders” (as defined below) arising from the purchase, ownership or disposition of our ordinary shares. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended, or the “Code,” the final, temporary and proposed U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. For purposes of this summary, a “U.S. Holder” will be deemed to refer only to any of the following holders of our ordinary shares:

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

        This summary does not consider all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders by reason of their particular circumstances, including potential application of the alternative minimum tax, or any aspect of state, local or non-U.S. federal tax laws. In addition, this summary is directed only to U.S. Holders that hold our ordinary shares as capital assets and does not address the considerations that may be applicable to particular classes of U.S. Holders, including financial institutions, regulated investment companies, real estate investment trusts, pension funds, insurance companies, broker-dealers, tax-exempt organizations, grantor trusts, or other pass-through entities, holders whose functional currency is not the U.S. dollar, U.S. Holders who have elected mark-to-market accounting, U.S. Holders who acquired our ordinary shares through the exercise of options or otherwise as compensation, U.S. Holders who hold our ordinary shares as part of a “straddle,” “hedge” or “conversion transaction” and holders, directly, indirectly or through attribution, of 10% or more (by vote or value) of our outstanding ordinary shares. If a partnership is a beneficial owner of our ordinary shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partnership that is a beneficial owner of our ordinary shares, and partners in such partnership, are urged to consult their own tax advisors regarding such partnership’s ownership of our ordinary shares.

        Each U.S. Holder should consult with its own tax advisor as to the particular tax consequences to it of the purchase, ownership and sale of our ordinary shares, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Sale, Exchange or Other Taxable Disposition of Ordinary Shares

        Subject to the discussion below under “Passive Foreign Investment Company Status,” a U.S. Holder’s sale, exchange or other taxable disposition of ordinary shares generally will result in the recognition by such U.S. Holder of capital gain or loss in an amount equal to the difference between the U.S. Dollar value of the amount realized and the U.S. Holder’s tax basis in the ordinary shares sold. This gain or loss will be long-term capital gain or loss if the ordinary shares sold have been held for more than one year at the time of the sale, exchange or other taxable disposition. Individual U.S. Holders currently are subject to a maximum tax rate of 15% on long-term capital gains for tax years beginning on or before December 31, 2008. Short-term capital gains generally are taxed at the same rates applicable to ordinary income. If the U.S. Holder’s holding period on the date of the sale, exchange or other taxable disposition is one year or less, such gain or loss will be a short-term capital gain or loss. See “–Israel–Capital Gains Tax” for a discussion of taxation by Israel of capital gains realized on sales of our ordinary shares. Any capital loss realized upon the sale, exchange or other taxable disposition of ordinary shares generally is deductible only against capital gains and not against ordinary income, except that in the case of non-corporate U.S. Holders, a capital loss is deductible to the extent of capital gains plus ordinary income up to $3,000. In general, any capital gain recognized by a U.S. Holder upon the sale, exchange or other taxable disposition of ordinary shares will be treated as U.S.-source income for U.S. foreign tax credit purposes. Under the tax treaty between the United States and Israel, gain derived from the sale, exchange or other taxable disposition of ordinary shares by a U.S. Holder who is a resident of the United States for purposes of the treaty and who sells the ordinary shares within Israel may be treated as foreign-source income for U.S. foreign tax credit purposes.

        A U.S. Holder’s tax basis in his, her or its ordinary shares generally will be the purchase price paid therefore by such U.S. Holder. The holding period of each ordinary share owned by a U.S. Holder will commence on the day following the date of the U.S. Holder’s purchase of such ordinary share and will include the day on which the ordinary share is sold by such U.S. Holder.

        In the case of a U.S. Holder who uses the cash basis method of accounting and who receives NIS in connection with the sale or other taxable disposition of ordinary shares, the amount realized will be based on the “spot rate” on the settlement date of such sale or other taxable disposition. If such U.S. Holder subsequently converts NIS into U.S. Dollars at a conversion rate other than the spot rate in effect on the settlement date, he, she or it may have a foreign currency exchange gain or loss treated as ordinary income or loss for U.S. federal income tax purposes. A U.S. Holder who uses the accrual method of accounting may elect the same treatment required of cash method taxpayers with respect to a sale or other taxable disposition of ordinary shares, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the U.S. Internal Revenue Service. If an accrual method U.S. Holder does not elect to be treated as a cash method taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may be deemed to have realized an immediate foreign currency gain or loss for U.S. federal income tax purposes in the event of any difference between the U.S. Dollar value of the NIS on the date of sale or other taxable disposition and the settlement date. Any such currency gain or loss would generally be treated as U.S. source ordinary income or loss and would be subject to tax in addition to any gain or loss recognized by such U.S. Holder on the sale or other taxable disposition of ordinary shares.

Treatment of Distributions

        For U.S federal income tax purposes, the amount of a distribution with respect to our ordinary shares will equal the amount of cash, the fair market value of any property distributed and the amount of any Israeli taxes withheld as described below under “Israel – Tax on Dividends.” Other than distributions in liquidation or in redemption of stock that are treated as exchanges, a distribution with respect to our ordinary shares paid by us to a U.S. Holder generally will be treated as a dividend to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of any distribution that exceeds these earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis in his, her or its ordinary shares, and then generally as capital gain from a deemed sale or exchange of such ordinary shares. Corporate U.S. Holders generally will not be allowed a deduction under Section 243 of the Code for dividends received on our ordinary shares and thus will be subject to tax at the rate applicable to their taxable income. Currently, a noncorporate U.S. Holder’s “qualified dividend income” generally is subject to tax at a rate of 15%. For this purpose, “qualified dividend income” generally includes dividends paid by a foreign corporation if, among other things, the noncorporate U.S. Holder meets certain minimum holding period requirements and either (a) the stock of such corporation is readily tradable on an established securities market in the U.S., including the Nasdaq National Market, or (b) such corporation is eligible for the benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The U.S. Secretary of the Treasury has indicated that the income tax treaty between the U.S. and Israel is satisfactory for this purpose. Dividends paid by us will not qualify for the 15% U.S. federal income tax rate, however, if we are treated, for the tax year in which the dividends are paid or the preceding tax year, as a “passive foreign investment company” for U.S. federal income tax purposes. See the discussion below under the heading “Passive Foreign Investment Company Status.” U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax rate applicable to their receipt of any dividends paid with respect to our ordinary shares.

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

        Based on the composition of our gross income and the composition and value of our gross assets during 2005, we do not believe that we were a PFIC in 2005. However, it is likely, under the approach set forth in the legislative history to the 1997 Act, that we would have been classified as a PFIC in 2002, 2003 and 2004, primarily because (a) a significant portion of our assets consisted of cash, short- and long-term deposits and marketable securities from the remaining proceeds of our offerings, and (b) the relatively low public market valuation of our ordinary shares. In addition, there can be no assurance that we will not be deemed a PFIC in any future tax year.

        Accordingly, U.S. Holders are urged to consult their own tax advisors for guidance as to our status as a PFIC in any tax year. For those U.S. Holders who determine that we are a PFIC in any future tax year and notify us in writing of their request for the information required in order to effectuate the QEF Election described below, we will promptly make such information available to them.

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

Information Reporting and Backup Withholding

        Payments in respect of our ordinary shares that are made in the U.S. or by certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding tax at rates equal to 28% through 2010 and 31 % after 2010. Backup withholding will not apply, however, to a U.S. Holder that (i) is a corporation or comes within certain exempt categories, and demonstrates that fact when so required, or (ii) furnishes a correct taxpayer identification number and furnishes other required certifications. U.S. Holders required to establish their exemption from backup withholding generally must provide a certification on IRS Form W-9. Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service.

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

        Generally, up until the 2006 tax year, capital gains tax was imposed on Israeli residents at a rate of 15% on real gains derived on or after January 1, 2003 from the sale of shares in, among others, (i) Israeli companies publicly traded on Nasdaq or a recognized stock market in a country that has a treaty for the prevention of double taxation with Israel; or (ii) companies traded on both the TASE and Nasdaq or a recognized stock market outside of Israel (such as Orckit). This tax rate was contingent upon the shareholder not claiming a deduction for financing expenses in connection with such shares (in which case the capital gain was taxed at a rate of 25%), and did not apply to: (i) the sale of shares to a relative (as defined in the Israeli Income Tax Ordinance); (ii) the sale of shares by dealers in securities who are taxed at corporate tax rates for corporations and at marginal tax rates of up to 49% for individuals; (iii) the sale of shares by shareholders that report in accordance with the Income Tax Law (Inflationary Adjustments), 5745-1985, referred to as the Inflationary Adjustments Law, who were taxed at corporate tax rates for corporation and at marginal tax rates of up to 49% for individuals; or (iv) the sale of shares by shareholders who acquired their shares prior to the issuer’s initial public offering (that may be subject to a different tax arrangement).

        As of January 1, 2006, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale (i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company) the tax rate will be 25%. Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of shares, unless such companies were not subject to the Adjustments Law (or certain regulations) at the time of publication of the aforementioned amendment to the Tax Ordinance that came into effect on January 1, 2006, in which case the applicable tax rate is 25%. However, the foregoing tax rates will not apply to dealers in securities and shareholders who acquired their shares prior to an initial public offering.

        The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

        Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on Nasdaq or a recognized stock market outside of Israel, provided that such capital gains are not derived from a permanent establishment in Israel, that such shareholders are not subject to the Inflationary Adjustments Law and that such shareholders did not acquire their shares prior to the issuer’s initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

        In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

        Pursuant to a treaty between the governments of the United States and Israel, known as the U.S.-Israel Tax Treaty, the sale, exchange or disposition of shares by a person who holds the ordinary shares as a capital asset, who qualifies as a resident of the United States within the meaning of the treaty and who is entitled to claim the benefits afforded to a U.S. resident by the treaty will generally not be subject to Israeli capital gains tax. This exemption does not apply if the person holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the applicable sale, exchange or disposition, subject to specified conditions. However, under the treaty, such person would be permitted to claim a credit for the capital gains tax paid in Israel against the U.S. federal income tax imposed with respect to the applicable sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The treaty does not relate to U.S state or local taxes.

Tax on Dividends

        Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares, or stock dividends, we would be required to withhold income tax at the source at the following rates: (i) for dividends distributed prior to January 1, 2006 – 25%; (ii) for dividends distributed on or after January 1, 2006 – 20%, or 25% for a shareholder that is considered a significant shareholder at any time during the 12-month period preceding such distribution; unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence and a special certificate is provided. If the income out of which the dividend is being paid is attributable to an Approved Enterprise (or Benefiting Enterprise), the rate is generally 15%. Under the U.S.-Israel Tax Treaty, if the income out of which the dividend is being paid is not attributable to an Approved Enterprise (or Benefiting Enterprise), then income tax with respect to shareholders that are U.S. corporations holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year, is required to be withheld at the rate of 12.5%. For more information on Approved Enterprises, please refer to Item 5B of this annual report.

F.	DIVIDENDS AND PAYING AGENTS

        Not applicable

G.	STATEMENT BY EXPERTS

        Not applicable.

H.	DOCUMENTS ON DISPLAY

        We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligations with respect to such requirements by filing reports with the Securities and Exchange Commission, or SEC.  You may read and copy any document we file, including any exhibits, with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  Certain of our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov.

        As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.  We have obtained an exemption from Nasdaq’s requirement to send an annual report to shareholders prior to our annual general meetings. We file annual reports on Form 20-F electronically with the SEC and post a copy on our website, www.orckit.com.

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

        From time to time, in management’s discretion, we engage in hedging or other transactions intended to manage risks relating to foreign currency exchange rates. As of March 1, 2006, we were not involved in any hedging transactions. We may in the future undertake hedging or other similar transactions or invest in market risk sensitive instruments when our management determines that it is necessary to offset these risks.

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

        The table below presents our balance sheet exposure as of December 31, 2005 at fair value related to market risk sensitive instruments, mainly short term receivables cash, cash equivalents and payables in currencies other than U.S. dollars. Substantially all of such balance is in the currencies set forth in the table below. The information is presented in U.S. dollars (in millions), which is our reporting currency.

        Please see also the explanatory notes below the table.

New Israeli Shekels	Japanese Yen (3)	Total
(7.8)	21.5	13.7

        Explanatory notes:

    1)        Total balance sheet exposure relating to market risk sensitive instruments is the sum of the absolute figures (excess of assets over liabilities in the amount of 13.7 million). A devaluation of 5% of the U.S. dollar compared to the NIS would cause an increase in expenses of approximately $390,000. A devaluation of 5% of the U.S. dollar compared to the Japanese Yen would cause a decrease in expenses of approximately $1.1 million.

    2)        The data presented in the table reflects the exposure after taking into account the effect of the “natural” hedging.

    3)        As of March 1, 2006, the balance sheet exposure in Japanese Yen was approximately $22.5 million.

Interest Rate Risk Management

        As of December 31, 2005, we had $33.6 million of cash and cash equivalents, $11.7 million of short-term marketable securities, $70.9 million of long-term marketable securities and $1.5 million of long-term bank deposits. Our trading securities mature as follows: $11.7 million in 2006, and $70.9 million over a period from 2007 to 2009. Due to the relatively short-term maturities of the Company’s cash, deposits and securities portfolio, an immediate 10% change in the current interest rates (for example, from 5.0% to 5.5%) is not expected to have a material effect on its near-term financial condition or results of operations.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None

ITEM 15.	CONTROLS AND PROCEDURES

        We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2005. The evaluation was performed with the participation of our senior management and under the supervision and with the participation of our chief executive officer and chief financial officer. Based on this evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective to alert them on a timely basis to material information required to be included in our periodic reports with the Securities and Exchange Commission.

        In addition, there were no changes in our internal control over financial reporting that occurred during 2005 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

        Our board of directors has determined that Mr. Motil qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F and is “independent” as defined in the applicable regulations.

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

        In the annual meeting held in June 2005, our shareholders re-appointed Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, to serve as our independent auditors. These accountants billed the following fees to us for professional services in each of the last two fiscal years:

	Year Ended December 31,
	2005	2004

Audit Fees	$112,000	$80,500
Audit-Related Fees	32,000	18,000
Tax Fees	43,000	49,500
All Other Fees	--	--

Total	$187,000	$148,000

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

        None of the fees paid by us to our independent auditors during 2005 were for services approved pursuant to 2-01(c)(7)(i)(C) of Regulation S-K.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

        Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        None.

ITEM 17.	FINANCIAL STATEMENTS

        See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

        Attached. See Item 19(a).

ITEM 19.	EXHIBITS

(a)	The following consolidated financial statements and related auditors’ report are filed as part of this Annual Report:

Page

Table of Contents to 2005 Consolidated Financial Statements	F-1
Report of Independent Registered Public Accounting Firm	F-2

Consolidated Financial Statements:
Balance Sheets at December 31, 2004 and 2005	F-3
Statements of Operations for the Years Ended
December 31, 2003, 2004 and 2005	F-4
Statements of Changes in Shareholders' Equity for the
Years Ended December 31, 2003, 2004 and 2005	F-5
Statements of Cash Flows for the Years Ended
December 31, 2003, 2004 and 2005	F-6
Notes to Financial Statements	F-7 - F-33

(b)	Exhibits:

        The following exhibits are filed as part of this Annual Report:

Exhibit No.	Exhibit

…1.1*	Memorandum of Association, as amended.

1.2[9]	Sixth Amended and Restated Articles of Association.

1.3[4]	Bonus Rights Agreement, dated as of November 20, 2001, between Orckit Communications Ltd. and American Stock Transfer & Trust Company, as Rights Agent.

1.4[1]	Amendment No. 1, dated as of February 5, 2003, to Bonus Rights Plan, dated as of November 20, 2001, between Orckit Communications Ltd. and American Stock Transfer & Trust Company, as Rights Agent.

4.1[9]	Orckit Israeli Share Incentive Plan, as amended.

…4.5[3]	Lease Agreement, dated September 28, 1999, between Orckit Communications Ltd. and Gush 7093 Helka 162 Ltd., private company # 51-058315-6.

4.6[5]	Corrigent Stock Option Plan (2001).

4.8[6]	Promissory Note dated March 30, 2004 made by Orckit Communications Ltd. to HSBC Bank USA

4.10[7]	Orckit Communications Ltd. 2003 Subsidiary Employee Share Incentive Plan.

4.11[8]	Letter of undertaking dated December 5, 2005 of Orckit Communications Ltd. to Bank Hapoalim B.M.

4.12[8]	Undertaking dated December 5, 2005 of Orckit Communications Ltd. to Bank Hapoalim B.M.

4.13[8]	Debenture dated December 5, 2005 of Orckit Communications Ltd. to Bank Hapoalim B.M.

4.14[8]	Debenture dated December 5, 2005 of Corrigent Systems Ltd. to Bank Hapoalim B.M

4.15*	Amended and Restated Employment Agreement, dated as of June 23, 2005, between Orckit Communications Ltd. and Eric Paneth.

4.16*	Amended and Restated Employment Agreement, dated as of June 23, 2005, between Orckit Communications Ltd. and Izhak Tamir.

8.1*	Subsidiaries of Orckit Communications Ltd.

12.1*	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant toss.302 of the Sarbanes-Oxley Act

12.2*	Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant toss.302 of the Sarbanes-Oxley Act

13.1*	Certification of Principal Executive Officer pursuant to 18 U.S.C.ss.1350, as adopted pursuant toss. 906 of the Sarbanes-Oxley Act

13.2*	Certification of Principal Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act

15.1*	Consent of Kesselman & Kesselman, independent auditors of Orckit Communications Ltd.

…	Translated in full or summary version; the original language version is on file with Orckit Communications Ltd. and is available upon request.

[1]	Incorporated by reference to Orckit Communications Ltd.‘s Registration Statement (File No. 000-28724) on Form 8-A/A.

[2]	Incorporated by reference to Orckit Communications Ltd.‘s Registration Statement (File No. 333-12178) on Form S-8.

[3]	Incorporated by reference to Orckit Communications Ltd.‘s Annual Report on Form 20-F for the fiscal year ended December 31, 2000.

[4]	Incorporated by reference to Orckit Communications Ltd.‘s Registration Statement (File No. 000-28724) on Form 8-A.

[5]	Incorporated by reference to Orckit Communications Ltd.‘s Annual Report on Form 20-F for the fiscal year ended December 31, 2001.

[6]	Incorporated by reference to Orckit Communications Ltd.‘s Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

[7]	Incorporated by reference to Orckit Communications Ltd.‘s Annual Report on Form 20-F for the fiscal year ended December 31, 2002.

[8]	Incorporated by reference to Orckit Communications Ltd.‘s Annual Report on Form 20-F for the fiscal year ended December 31, 2004.

[9]	Incorporated by reference to Orckit Communication Ltd.‘s Registration Statement on Form S-8 (File No. 333-131991).

*	Filed herewith.

SIGNATURES

        The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ORCKIT COMMUNICATIONS LTD. BY: /S/ Izhak Tamir —————————————— Izhak Tamir President Date: March 9, 2006

ORCKIT COMMUNICATIONS LTD.

(An Israeli Corporation)

2005 CONSOLIDATED FINANCIAL STATEMENTS

ORCKIT COMMUNICATIONS LTD.

(An Israeli Corporation)

2005 CONSOLIDATED FINANCIAL STATEMENTS

The amounts are stated in U.S. dollars ($) in thousands.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of
ORCKIT COMMUNICATIONS LTD.

We have audited the consolidated balance sheets of Orckit Communications Ltd. (the “Company”) and its subsidiaries as of December 31, 2004 and 2005, and the related consolidated statements of operations, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and with auditing standards generally accepted in Israel, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and 2005 and the consolidated results of their operations, the changes in shareholders’ equity and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States.

As discussed in note 1p to the consolidated financial statements, effective July 1, 2005, the Company changed its method for accounting for stock-based compensation to employees, to conform with Statement of Financial Accounting Standard No. 123 (Revised).

Tel Aviv, Israel	/s/ Kesselman & Kesselman
March 12, 2006	Certified Public Accountants (Isr.)

Kesselman & Kesselman is a member of PricewaterhouseCoopers International Limited, a company limited by guarantee registered in England and Wales

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	December 31

	2004	2005

Assets
CURRENT ASSETS:
Cash and cash equivalents	$26,615	$33,647
Marketable securities (note 8a)	25,354	11,732
Bank deposits (note 8d)	6,811	-
Trade receivables (note 8b)	54,814	702
Other receivables (note 8c)	1,492	1,520
Inventories	5,533	3,330

Total current assets	120,619	50,931

LONG-TERM INVESTMENTS:
Marketable securities (note 8a)	18,441	70,881
Other (notes 1c, 3a, 8d)	5,255	4,394

	23,696	75,275

PROPERTY AND EQUIPMENT - net (note 2):	4,211	3,740

Total assets	$148,526	$129,946

Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Bank loans (note 8e)	$31,000	-
Trade payables	25,824	9,282
Accrued expenses and other payables (note 8f)	11,645	19,173
Deferred income (note 8g)	35,662	28,736

Total current liabilities	104,131	57,191

LONG-TERM LIABILITIES -
Accrued severance pay (note 3)	4,131	3,689

COMMITMENTS AND CONTINGENT LIABILITY (note 4)

Total liabilities	108,262	60,880

SHAREHOLDERS’ EQUITY (note 5):
Share capital - ordinary shares of no par value and paid-in capital
(authorized: December 31, 2004 - 30,000,000 shares; December 31, 2005- 50,000,000 shares;
issued: December 31, 2004 - 15,827,985 shares; December 31, 2005 - 17,274,270 shares;
outstanding: December 31, 2004 – 13,183,146 shares; December 31, 2005 - 14,629,431 shares)*	325,656	332,015
Deferred compensation	(217)
Accumulated deficit	(279,531)	(257,305)
Treasury shares, at cost (2,644,839 ordinary shares)*	(5,644)	(5,644)

Total shareholders’ equity	40,264	69,066

Total liabilities and shareholders’ equity	$148,526	$129,946

* After giving retroactive effect to the three-for-one stock split in April 2005, see note 5a(2).

The accompanying notes are an integral part of the consolidated financial statements.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Year ended December 31

	2003	2004	2005

REVENUES (note 8h)	$1,683	$11,276	$101,247
COST OF REVENUES (note 8i)	748	5,901	51,872

GROSS PROFIT	935	5,375	49,375
RESEARCH AND DEVELOPMENT EXPENSES - net (note 8j)	15,003	15,043	16,147
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	12,656	11,993	16,086

OPERATING INCOME (LOSS)	(26,724)	(21,661)	17,142
FINANCIAL INCOME - net (note 8k)	5,108	1,529	2,636
OTHER INCOME (note 8l)			2,448

NET INCOME (LOSS)	$(21,616)	$(20,132)	$22,226

EARNINGS (LOSS) PER SHARE (“EPS”) *(note 8n):
Basic	$(1.66)	$(1.54)	$1.59

Diluted	$(1.66)	$(1.54)	$1.30

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EPS*:
Basic	12,996	13,074	13,984

Diluted	12,996	13,074	16,345

* After giving retroactive effect to the three-for-one stock split in April 2005, see note 5a(2).

The accompanying notes are an integral part of the consolidated financial statements.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(U.S. dollars in thousands)

	Share capital

	Number of shares * (in thousands)	Amount		Additional paid-in capital	Deferred Compensation		Accumulated deficit	Treasury shares	Total shareholders’ equity

BALANCE AT JANUARY 1, 2003	14,940	$	-,-	$322,227		$(2,023)	$(237,783)		$82,421
CHANGES DURING 2003:
Net loss							(21,616)		(21,616)
Issuance of shares to employees, exchangeable to options, see note 5a(5)	1,800			2,496		(2,496)			-,-
Exercise of options granted to employees	711			112					112
Acquisition of treasury stock	(2,645)							(5,644)	(5,644)
Exchange of shares into options, see note 5a(5)	(1,800)			1,284		(1,284)			-,-
Amortization of deferred compensation related to employee stock option grants, net of elimination of paid-in capital in respect of employee stock option grants due to forfeiture				(607)		3,006			2,399

BALANCE AT DECEMBER 31, 2003	13,006		-,-	325,512		(2,797)	(259,399)	(5,644)	57,672
CHANGES DURING 2004:
Net loss							(20,132)		(20,132)
Exercise of options granted to employees	177			144					144
Amortization of deferred compensation related to employee stock option grants						2,580			2,580

BALANCE AT DECEMBER 31, 2004	13,183		-,-	325,656		(217)	(279,531)	(5,644)	40,264
CHANGES DURING 2005:
Net income							22,226		22,226
Deferred compensation related to employee stock option grants				46		(46)			-,-
Exercise of options granted to employees	1,446			5,960					5,960
Compensation related to employee stock option grants				353		263			616

BALANCE AT DECEMBER 31, 2005	14,629	$	-,-	$332,015	$	-,-	$(257,305)	$(5,644)	$69,066

* The figures prior to January 1, 2005 are after giving retroactive effect to three-for-one stock split in April 2005, see note 5a(2).

The accompanying notes are an integral part of the consolidated financial statements.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended December 31

	2003	2004	2005

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) for the year	$(21,616)	$(20,132)	$22,226
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization:
Property and equipment	3,039	1,781	2,390
Deferred charges	139	147	-,-
Impairment of property and equipment	1,800	-,-	-,-
Trading marketable securities, net	4,623	10,937	9,594
Gain from early extinguishment of convertible subordinated notes	(3,125)	-,-	-,-
Capital gain from the sale of long-term investment	-,-	-,-	(2,448)
Interest and premium amortization on long-term investments	(2,019)	780	350
Increase (decrease) in accrued severance pay	170	696	(442)
Amortization of deferred compensation related to employee stock option grants, net	2,399	2,580	616
Changes in operating assets and liabilities:
Decrease (increase) in trade receivables and other receivables	1,486	(54,563)	54,084
Increase (decrease) in trade payables, accrued expenses and other payables	(2,999)	28,483	(9,014)
Increase (decrease) in deferred income	-,-	35,662	(6,926)
Decrease (increase) in inventories	-,-	(5,433)	2,203

Net cash provided by (used in) operating activities	(16,103)	938	72,633

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(862)	(3,899)	(1,919)
Bank deposits, net	10,272	(280)	5,311
Change in funds in respect of accrued severance pay, net	(557)	(641)	454
Investment in (proceeds from) long term investments	(499)	(1,407)	4,355
Collection of long-term loan granted	7,000	-,-	-,-
Maturities of marketable securities held to maturity	26,310	9,950	15,083
Purchase of marketable securities held to maturity	(1,667)	(3,000)	(63,845)

Net cash provided by (used in) investing activities	39,997	723	(40,561)

CASH FLOWS FROM FINANCING ACTIVITIES:
Short-term bank loan, net	-,-	15,000	(15,000)
Long-term bank loan received (repaid)	-,-	16,000	(16,000)
Cost of acquisition of treasury shares	(5,644)	-,-	-,-
Exercise of options granted to employees	112	144	5,960
Early extinguishment of convertible subordinated notes	(18,479)	(16,238)	-,-

Net cash provided by (used in) financing activities	(24,011)	14,906	(25,040)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(117)	16,567	7,032
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	10,165	10,048	26,615

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	$10,048	$26,615	$33,647

SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION - CASH PAID DURING THE YEAR FOR:
Interest paid	$1,077	$674	$349

Advances paid to income tax authorities	$95	$62	$44

The accompanying notes are an integral part of the consolidated financial statements.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES:

	a.	General:

		1)	Nature of operations

Orckit Communications Ltd. (“Orckit”) and its subsidiaries (together - the “Company”) is an Israeli corporation engaged in the design, development, manufacture and marketing of advanced telecom equipment, targeting high capacity broadband services. In 2004 and 2005, substantially all of the Company’s revenues were derived from the sale of the CM-100 product line, which is a transport telecommunication equipment targeting high capacity packetized metropolitan networks. In 2003, substantially all of the Company’s revenues were derived from the sale of ADSL (Asymmetric Digital Subscriber Line) broadband equipment for access networks. The Company does not expect to have additional revenues from the ADSL broadband equipment line.

The CM-100 product line, which since 2004 has generated substantially all of the Company’s revenues, was initiated and funded by Orckit as a technology project through its subsidiary, Corrigent Systems Inc.(“Corrigent”).

During 2004, the Company entered into a distribution agreement relating to the deployment in Japan of its CM-100 products. During 2005, the Company signed follow-on agreements addressing the same opportunity. Under the distribution agreements and related terms, the Company is obligated to provide warranty and support services with respect to products purchased. Purchases of products are made pursuant to purchase orders. The substantial majority of the Company’s revenues in 2004 and 2005 related to these agreements, see note 8h.

		2)	Functional currency

The currency of the primary economic environment in which the operations of the Company and each of its subsidiaries are conducted is the U.S. dollar (“dollar” or “$”), since most purchases of materials and components are made in dollars, most of the financing activities of the Company are in dollars and most of its assets are denominated in dollars.

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

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES:

		3)	Accounting principles

The consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States.

		4)	Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported years. Actual results could differ from those estimates.

	b.	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries.

Intercompany balances and transactions have been eliminated.

	c.	Marketable securities and other investments:

		1)	Marketable securities

Marketable securities classified as trading securities are recorded at fair market value, with unrealized gains and losses included in financial income or expenses.

Debt securities that the Company plans to hold to maturity, and based on its assessment has the ability to hold to maturity, are classified as “held to maturity” and are recorded at amortized cost. The premium or discount is amortized over the period to maturity and included in financial income or expenses.

		2)	Other investments

These investments include severence pay funds, long-term bank deposits and other long-term investments.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES:

	d.	Inventories

Inventories, are valued at the lower of cost or market. Cost is determined as follows:

Raw materials and supplies - on moving average.

Finished products - on basis of production costs:
Raw materials and supplies - on moving average basis.
Labor and overhead component - on average basis.

Cost of finished products that are manufactured completely by subcontractors are determined based on the specific cost of each product.

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

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (continued):

	h.	Revenue recognition

Revenues from sales of products are recognized when delivery occurs and title passes to the customer, provided that appropriate signed documentation of an arrangement exists, the fee is fixed or determinable and collectibility is reasonably assured.

EITF Issue No. 03-5, “Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software” affirms that the revenue recognition guidance in Statement of Position 97-2 (“SOP 97-2”) also applies to non-software deliverables, such as computer hardware, if the software is essential to the functionality of the non-software deliverables. According to SOP 97-2, revenues from sales of software products are recognized when, in addition to the criteria mentioned above, vendor-specific objective evidence (“VSOE”) of fair value for undelivered elements exists. VSOE is typically based on the price charged when an element is sold separately or, if an element is not sold separately, on the price established by authorized management, if it is probable that the price, once established, will not change before market introduction.

The Company granted customer post-contract hardware and software support services (“PCS”) in connection with sales in 2004 and 2005. Accordingly, where VSOE of the fair value of PCS could not be determined, the Company recognizes revenue for the entire arrangement ratably over the term of the PCS.

The Company does not, in the normal course of business, provide a right of return to its customers. In multiple element arrangements where VSOE of undelivered elements does not exist, the Company recognizes revenues upon delivery of those undelivered elements.

The deferred income balance as of December 31, 2004 and 2005 equals the amount of revenues that were invoiced and due on delivery, but deferred, less applicable product, PCS and warranty costs. See also note 8g.

The cost of the delivered products are offset from deferred revenues and not presented as inventory – finished goods, since the title has passed to the customer upon delivery.

	i.	Accrual for legal costs

In instances where legal costs are expected to be incurred in connection with a loss contingency, the Company accrues for legal costs that are reasonably estimable.

	j.	Provision for warranty

The Company grants warranty servicing for products sold. The Company provides for such warranty at the time revenues from the related sales are recognized (see also 1h. above). The annual provision is calculated as a percentage of the sales, based on historical experience.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (continued):

	k.	Research and development expenses

Research and development expenses, which consist mainly of labor costs, are charged to income as incurred. Government grants received for development of projects are recognized as a reduction of the expenses.

	l.	Allowance for doubtful accounts

The allowance in respect of trade receivables has been determined for specific debts doubtful of collection. See also note 7c.

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

In computing diluted earning per share, the potential dilutive effect of outstanding stock options was taken into account using the treasury stock method. See also note 8n.

	o.	Comprehensive income

The Company has no comprehensive income components other than net income (loss).

	p.	Stock based compensation

Until June 30, 2005, the Company accounted for employee stock based compensation in accordance with Accounting Principles Board Opinion (“APB”) No. 25 “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations. On July 1, 2005 the Company adopted FAS 123 (R) under which compensation cost for employee stock option plans is measured using the fair value-based method as defined in FAS 123 (R). Under APB 25, compensation cost for employee stock option plans was measured using the intrinsic value based method of accounting (see also note 5a(5)).

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (continued):

The Company has applied the modified prospective application transition method, as permitted by FAS 123(R). Accordingly, commencing July 1, 2005, compensation cost for the unvested portion of previously granted awards that remained outstanding on that date, are recognized on a going forward basis as the related services are rendered, based on the award’s grant date fair value as previously calculated for the pro forma disclosure under FAS 123 with respect to those outstanding awards.

In accordance with Statement of Financial Accounting Standards (“FAS”) No. 123 of the Financial Accounting Standards Board of the United States (“FASB”) - “Accounting for Stock-Based Compensation”, the Company discloses pro forma data, for periods prior to the adoption of FAS 123 (R), assuming the Company had accounted for employee stock option grants using the fair value-based method defined in FAS 123.

The following table illustrates the effect on net income (loss) and earnings (loss) per share assuming the Company had applied the fair value recognition provisions of FAS 123 to its stock-based employee compensation through June 30, 2005:

	Year ended December 31

	2003	2004	2005

	In thousands, except for per share data

Net income (loss), as reported	$(21,616)	$(20,132)	$22,226
Add: stock based employee compensation expense, included in reported net income (loss) (2005 – for the period prior to July 1, see above)	2,399	2,580	263
Deduct: stock based employee compensation expense determined under the fair value method for all awards (2005 – for the period prior to July 1, see above)	(3,177)	(3,027)	(5,147)

Pro forma net income (loss)	$(22,394)	$(20,579)	$17,342

Earnings (loss) per share *:
Basic - as reported	$(1.66)	$(1.54)	$1.59
Basic - pro forma	$(1.72)	$(1.57)	$1.24
Diluted - as reported	$(1.66)	$(1.54)	$1.30
Diluted - pro forma	$(1.72)	$(1.57)	$1.00

* Earnings (loss) per share data for 2003 and 2004 are calculated after giving retroactive effect to the three-for-one share split see note 5a(2).

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

r.	Shipping and handling fees and costs

Shipping and handling costs are classified as a component of cost of revenues.

s.	Recently issued accounting pronouncements:

FAS 151 Inventory Costs - an amendment of ARB 43, Chapter 4

In November 2004, the FASB issued FAS No. 151, “Inventory Costs - an amendment of ARB 43, Chapter 4” (FAS 151). This Statement amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing”, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material, requiring that these items be recognized as current-period charges. In addition, this Statement requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005 (January 1, 2006 for the Company); however earlier application of FAS 151 is permitted. The provisions of this Statement shall be applied prospectively. The Company does not expect this Statement to have a material effect on its financial statements or its results of operations.

FAS 154 - Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (continued):

In June 2005, the Financial Accounting Standards Board issued FAS No. 154, “Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3”. This Statement generally requires retrospective application of changes in accounting principles to financial statements in respect of prior periods. Previously, Opinion No. 20 required that most voluntary changes in accounting principle were recognized by including the cumulative effect of changing to the new accounting principle in net income of the period of the change. FAS 154 applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual circumstance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. This Statement shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 (Year ending December 31, 2006 for the Company). The Company does not expect the adoption of this statement to have a material impact on its results of operations, financial position or cash flow.

NOTE 2 –	PROPERTY AND EQUIPMENT

Composition of assets, grouped by major classification, is as follows:

	December 31

	2004	2005

	In thousands

Cost:
Computers, software and equipment	$20,788	$22,674
Office furniture and equipment	1,407	1,408
Leasehold improvements	2,205	2,235

	$24,400	$26,317
Less - accumulated depreciation and amortization	20,189	22,577

	$4,211	$3,740

Depreciation and amortization expenses totaled $ 3,039,000, $ 1,781,000 and $2,390,000 in the years ended December 31, 2003, 2004 and 2005, respectively.

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

The liability is partly funded by purchase of insurance policies or pension funds and by deposit of funds in dedicated deposits. The amounts funded are included in the balance sheet under “long term investments - other”. The policies are the Company’s assets and under labor agreements, subject to certain limitations, they may be transferred to the ownership of the beneficiary employees. The amounts funded as of December 31, 2004 and 2005 are approximately $3,348,000 and $2,894,000,respectively.

In substantially all of the Company’s current agreements, the Company makes regular deposits with the insurance companies in order to secure the employee rights upon retirement. Thus, in accordance with these agreements, the Company is fully relieved from any severance pay liability. The liability accrued in respect of these employees and the amounts funded, as of the agreement date, are not reflected in the balance sheets, since the amounts funded are not under the control and management of the Company.

The Company accounts for the severance pay liability as contemplated by EITF 88-1 “Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan” and, accordingly, records the obligation on an undiscounted basis as if it was payable at each balance sheet date.

b.

The amounts of pension and severance pay expense were $776,000, $905,000 and $1,120,000 for the years ended December 31, 2003, 2004 and 2005, respectively, of which $15,000, $300,000 and $800,000 in 2003, 2004 and 2005, respectively, were in respect of the insurance policies that were expensed but not reflected in the balance sheet as described above.

c.	The Company expects to contribute approximately $1.3 million in 2006 to the insurance companies and pension funds, in respect of its severance pay liabilities expected for 2006 operations.

d.

The Company does not expect to pay any future benefits to its employees upon their normal retirement age in the years 2006 through 2015 since there are no current employees who reach retirement age until year 2015.

The statement in item d above does not include amounts that might be paid to employees who will cease working with the Company before their normal retirement age.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 –	COMMITMENTS AND CONTINGENT LIABILTY:

	a.	Royalty commitment

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

The royalty rate, based on the sales of products resulting from funded research and development projects, was fixed at 3% during the first three years and 4-5% thereafter. Royalties are paid biannually and are payable up to 100% of the amount of such grants, with the addition of annual interest based on LIBOR. Royalty expenses are classified as part of cost of sales.

In the event that any of the manufacturing rights or technology is transferred out of Israel, subject to the approval of the Government of Israel, the Company would be required to pay royalties at a higher rate and an increased aggregate payback amount in the range of 120% to 300% of the grants received, based on the applicable project.

The total aggregate contingent liability of the Company in respect of royalties to the Government of Israel at December 31, 2005 was approximately $6.6 million.

	b.	Lease commitments

The Company has entered into several operating lease agreements with respect to its offices. The main agreement is for the premises it uses in Israel. The Company has an option to terminate this lease agreement with a six-month notice in advance.

The projected annual rental payments for 2006, at rates in effect at December 31, 2005, are approximately $1 million.

Lease expenses totaled $ 803,000, $785,000 and $935,000 in the years ended December 31, 2003, 2004 and 2005, respectively.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 –	COMMITMENTS AND CONTINGENT LIABILTY (continued):

	c.	Employment agreement

In 1993, the Company entered into an employment agreement with each of the Company’s CEO and President, who serve as Chairman of the Board of Directors and as a director, respectively (hereafter - the Directors). These agreements were extended several times without modification of the employment terms. The original agreement of each provided, among other things, for an annual bonus based on specified percentages of the Company’s pre-tax income for the applicable year. No bonus was paid under this provision in 2003 or 2004. Upon analyzing the expected results for 2005, the Company concluded that the bonus based on pre-tax income for 2005 was going to be significant. With the consent of the Directors, the Company reduced the rate of the annual bonus based on pre-tax income and eliminated any such bonus for 2005 with respect to the first $15.0 million of pre-tax income, as detailed below. The related bonus for each of the Directors would have been approximately $1.1 million under the original agreement. Pursuant to the amended agreement, the related bonus for each of them was approximately $217,000.

Pursuant to the amended employment of each of the Directors, each is entitled to an annual bonus based on results of operations for 2006 and each subsequent fiscal year equal to the sum of: (i) 1.0% of the first $5.0 million of pre-tax income; (ii) 2.0% of pre-tax income between $5.0 million and $15.0 million; (iii) 3.0% of pre-tax income in excess of $15.0 million; and (iv) 0.25% of revenues. However, for 2005, the bonus with respect to pre-tax income was payable only to the extent that the amount of pre-tax income exceeded $15.0 million and then only to the extent of 3% of the excess. The rate of the bonus based on revenues, equal to 0.25% of the Company’s revenues in each year, was not modified from the original agreement.

The original employment agreement of each of the Directors provided for a base salary payable in NIS, linked to the Israeli consumer price index, and customary employee benefits, such as managers’ insurance and employment fund, which are grossed up to cover income tax liabilities, and a company car (or, at the employee’s election, a cash payment added to the base salary in lieu of a car). Under the original employment agreement, the base salary and employee benefits increased by 15% per year. Accordingly, the base salary and employee benefits for each of Mr. Paneth and Mr. Tamir for 2005 would have been approximately $630,000 (based on the exchange rate on March 31, 2005 of NIS 4.361 to one U.S. dollar).

In the amended employment agreements, the Company has reduced the base salary and employee benefits for 2005 of each of them, effective January 1, 2005, to the amount of NIS equal to $570,000 (based on the exchange rate on March 31, 2005 of NIS 4.361 to one U.S. dollar) and reduced the annual percentage used to adjust base salary from 15% to 5%, but subject to adjustments pursuant to the Israeli consumer price index beginning in 2006. The dollar equivalent of the salary will fluctuate in accordance with fluctuations of the exchange rate of the NIS to the U.S. dollar. There also may be adjustments as a result of changes in tax, national insurance and other applicable laws from time to time.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 –	COMMITMENTS AND CONTINGENT LIABILTY (continued):

The employment agreement of each of the Directors is not for a specific term and requires six months advance notice by either us or the employee to terminate the employment agreement. Upon termination of the employment for any reason by either the Company or by the one of the Directors, the Company would make a severance payment equal to the Director’s last monthly salary multiplied by the number of years that he worked for us. According to Israeli labor law, this is the amount of severance generally payable to any employee who is terminated by his employer. In the event that the employment of any of the Directors is terminated under circumstances in which the Company would not be required to pay the full amount of such severance pursuant to Israeli labor law, his non-competition period will be extended from one to two years in consideration for receiving the additional amount. Since the Company reserves for these severance payments in the financial statements on an ongoing basis, as required by generally accepted accounting principles, the Company does not expect to recognize an additional accounting expense for these severance payments upon the termination of employment. Neither employment agreement provides for any other payments or “golden parachutes” upon termination of employment. The amendments to the employment agreements with the Directors were approved by the shareholders at the Annual General Meeting held on June 23, 2005.

	d.	Contingent liability

The Company is subject to commercial litigation regarding the alleged breach of a non-disclosure agreement. The Company can not assess the amount of expenses that it could be liable to pay as a result of resolving these claims. The Company has provided for such claims; see also note 1i.

NOTE 5 –	SHAREHOLDERS’ EQUITY:

	a.	Share capital:

1)

The Company’s ordinary shares are traded in the United States on the Nasdaq National Market, under the symbol “ORCT”. Beginning in April 2002, the Company’s ordinary shares were also traded on the Tel-Aviv Stock Exchange in Israel.

		2)	Stock split

On February 27, 2005, the Company’s board of directors approved a three-for-one stock split, effected in the form of a 200% stock dividend, as of April 5, 2005. All share and per share data included in these financial statements have been retroactively adjusted to reflect the stock split. The number of options and their exercise prices were also adjusted as a result of the stock split.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 –	SHAREHOLDERS’ EQUITY (continued):

	3)	Treasury shares

During 2003, the Company acquired 2,644,839 ordinary shares of the Company at a cost of $5,644,000.

	4)	Exercise of options

Under the Employee Share Option Plan (see note 5b. below), options to purchase 712,104, 178,206 and 1,446,285 ordinary shares were exercised in the years ended December 31, 2003, 2004 and 2005, respectively.

5)

In January 2003, the Company adopted the “Orckit Communications Ltd. 2003 Subsidiary Employee Share Incentive Plan” (the “2003 Plan”). Pursuant to the 2003 Plan and subject to applicable laws and regulations, the Company issued, for no consideration, 1,800,000 of its ordinary shares to employees of its subsidiaries, excluding directors of the Company. The shares were duly authorized and validly issued, fully paid and nonassessable. The shares were deposited with a trustee and were to vest after a period of 3 years. According to the 2003 Plan, the shares issued may be exchanged at any time by the Company, in its discretion, for a number of options to purchase shares of the applicable subsidiary.

During 2003, 180,000 shares were forfeited and 1,620,000 shares were exchanged to options to purchase shares of subsidiaries. Significantly all of these exchanged options were subject to vesting through January 2005. The accounting treatment applied in respect of the plan is variable accounting until the exchange occurred. Accordingly, compensation in respect of the grant of the shares was measured according to the share price of Orckit and updated to reflect the changes in the share price through the date of the exchange. The compensation measured totaled approximately $ 3.8 million, which is to be amortized over the vesting period of the options granted, and of which approximately $1.3 million, $2.3 million and $200,000 were amortized in 2003, 2004 and 2005, respectively. Upon the exchange, the plan became a fixed plan and the compensation was fixed according to the share price of Orckit on that date. At the date of exchange, the intrinsic value of options to purchase shares of subsidiaries granted to employees was zero.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 –	SHAREHOLDERS’ EQUITY (continued):

	b.	Employee Share Option Plan

Commencing July 1, 2005, the Company early adopted FAS 123(R), see also note 1p. The Company recorded compensation costs of $ 2,399,000, $ 2,580,000, and $ 616,000 for the years ended December 31, 2003, 2004, and 2005, respectively. The compensation cost for the year ended December 31, 2005 includes $353,000 which was recorded after July 1, 2005, according to FAS 123(R). No income tax benefit was recognized in the income statement for the options granted.

In February 1994, the Company’s Board of Directors approved an Employee Share Option Plan (the “Plan”). The total aggregate number of shares authorized for which options could be granted under the Plan (as amended in 2003), was 8,886,142 at December 31, 2005, of which options to purchase 4,821,541 shares have been exercised, options to purchase 3,769,670 shares have been granted and are outstanding and options to purchase 294,931 are available for future grant. Option awards are granted with an exercise price as determined by the Company. Option awards generally vest over four years and generally have seven year contractual terms.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. Expected volatilities are based on historical volatility of the Company’s share price (eliminating nonrecurring one-time events) and other factors. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The following assumptions were made in the computation of the fair value of each option award using the Black-Scholes option-pricing model:

	Year ended December 31

	2003	2004	2005

Expected dividend yield	0%	0%	0%

Expected volatility	59%	40%	53%

Risk-free interest rate	1.5%	2.0%	3.9%

Expected life - in years	2.5	2.4	2.6

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 –	SHAREHOLDERS’ EQUITY (continued):

A summary of option activity under the Plan as of December 31, 2005, and changes during the year then ended is presented below:

Options	Number of options	Weighted average exercise price (per option)	Weighted average remaining contractual term	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2005	4,008,348	$4.5
Granted (1)(2)	1,603,900	$17.22
Exercised	(1,446,285)	$4.11
Forfeited or expired	(396,293)	$5.84

Outstanding at December 31, 2005	3,769,670	$9.91	5.97	44,484

Exercisable at December 31, 2005	1,877,255	$14.55	5.53	18,453

(1)

Includes options that in addition to their vesting period, are contingent upon meeting various performance goals. The fair value of these options was estimated on the date of grant using the same option valuation model used for non-contingent options. The Company assumes that performance goals will not be achieved, therefore these options are included above with a fair value of $0 and no compensation cost as been recorded in their respect.

(2)

Includes options to purchase 840,000 shares granted to the Company’s CEO and to the Company’s President (420,000 options each) at $27.14 per share, which represented the market price of the Company’s ordinary shares on the date of grant. These options are fully vested and expire in June 2012.

The weighted-average grant-date fair value of options granted during the years 2003, 2004, and 2005 was $0.17, $0.70, and $5.25, respectively. The total intrinsic value of options exercised during the years ended December 31, 2003, 2004, and 2005, was $2.6 million, $1.0 million, and $24.2 million, respectively.

A summary of the status of the Company’s nonvested options as of December 31, 2005, and changes during the year ended December 31, 2005, is presented below:

Nonvested options	Number of options	Weighted average grant-date fair value

Nonvested at January 1, 2005	2,620,515	0.42
Granted	1,603,900	5.25
Vested	(1,936,269)	2.57
Forfeited	(395,731)	0.75

Nonvested at December 31, 2005	1,892,415	1.35

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 –	SHAREHOLDERS’ EQUITY (continued):

As of December 31, 2005, there was $1,970,603 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 1.6 years. The total fair value of options vested during the year ended December 31, 2005 was approximately $5 million.

During 2005, the Company modified the exercise price of 59,600 share options held by 11 employees. As a result of that modification, the Company recognized additional compensation expense of $7,000 for the year ended December 31, 2005.

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

As of December 31, 2004 and 2005, on a fully diluted basis, Orckit’s holding in Corrigent was approximately 90%.

At the grant date, the intrinsic value and the weighted fair value of options granted by Corrigent was $ 0. Accordingly, no compensation expense in respect of the options granted was recorded other than the amortization of $ 1.3 million, $2.3 million and $200,000 of compensation expense measured upon exchange of Orckit shares, in 2003, 2004 and 2005 respectively, see note 5a(5) above. At the annual general meeting of shareholders held on June 23, 2005 the Company’s shareholders approved a plan for potential exchanges of Corrigent’s options for options for up to 10% of the outstanding Ordinary Shares of Orckit. Under the terms of the plan all the outstanding stock options of Corrigent are exchangeable for options to purchase shares of Orckit in an exchange ratio calculated based on the ratio between the fair market value of Corrigent and Orckit. Under the terms of the plan, only vested stock options of Corrigent will be offered to be exchanged commencing January 1, 2006. On July 18, 2005 Orckit’s option committee approved an exchange, effective as of January 1, 2006, of a certain amount of Corrigent’s options for approximately 500,000 Orckit’s options. Following the occurrence of this exchange, which occurred in January and February, 2006, Orckit’s holding in Corrigent increased from 90% to approximately 93% on a fully diluted basis.

	d.	Dividends

In the event cash dividends are declared by the Company, such dividends will be declared and paid in Israeli currency.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 –	SHAREHOLDERS’ EQUITY (continued):

	e.	Shareholder Bonus Rights Plan

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

NOTE 6 –	TAXES ON INCOME:

	a.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the “law”)

Under the law, by virtue of the “approved enterprise” status granted to the enterprises of Corrigentthe holder of the “approved enterprise” status is entitled to various tax benefits, including the following:

1) Reduced tax rates

The period of tax benefits is 7 years, commencing in the first year in which the Company earns taxable income from the approved enterprise, subject to certain limitations. Income derived from the approved enterprise is tax exempt for a period of 2 years, after which the income from these enterprises is taxable at the rate of 25% for 5 years, the remainder of the period of tax benefits.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 –	TAXES ON INCOME (continued):

		2)	Conditions for entitlement to the benefits

The entitlement to the above benefits is conditional upon fulfilling the conditions stipulated by the law, regulations published thereunder and the instruments of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be cancelled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the Israeli consumer price index (the “Israeli CPI”) and interest.

In the event of distribution of cash dividends out of income which was tax exempt as above, the Company would have to pay 25% tax in respect of the amount distributed.

	b.	Tax rates applicable to income from other sources:

		1)	Income from other sources in Israel

Income not eligible for approved enterprise benefits mentioned in note 6a. above is taxed at the regular rate. Through December 31, 2003, the corporate tax rate in Israel was 36%. In July 2004 and in August 2005, amendments to the Israeli Income Tax Ordinance were enacted. One of the provisions of these amendments is that the corporate tax rate is to be gradually reduced from 36% to 25%, in the following manner: the rate for 2004 - 35%, 2005 – 34%, 2006 – 31%, 2007 – 29%, 2008 – 27%, 2009 – 26% and 2010 and thereafter – 25%.

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

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 –	TAXES ON INCOME (continued):

	d.	Deferred income taxes

At December 31, 2005, the Company and its subsidiaries had accumulated tax losses amounting to approximately $130 million (December 31, 2004 - approximately $134 million) and carry forward capital losses for tax purposes of approximately $ 38 million (December 31, 2004 - $ 39 million). These losses are mainly denominated in NIS, linked to the Israeli CPI and are available indefinitely to offset future taxable business income. The Company and each of its subsidiaries are assessed on a stand-alone basis. As a result, accumulated tax losses in each of the entities can offset future taxable business income in the entity in which they were generated.

At December 31, 2005, the Company and its subsidiaries had a net deferred tax asset (mostly in respect of carry forward losses and capital losses), in the amount of approximately $41 million (December 31, 2004 - approximately $37 million). A valuation allowance for the entire amount of such asset was set up, and consequently no deferred tax asset is recorded in the balance sheet, since it is more likely than not that the deferred tax assets will not be realized in the foreseeable future.

	e.	Tax rate reconciliation

In 2005, the main reconciling item from the statutory tax rate of the Company (34%, representing a theoretical tax expense of approximately $7.6 million) to the effective tax rate (0%) is the use of carry forward tax losses to offset income in 2005. In 2004 and 2003, the main reconciling item from the statutory tax rate of the Company (36% and 35%, representing theoretical tax benefit of approximately $ 7.0 million and $8.0 million respectively) to the effective tax rate (0%) is the release of valuation allowance provided against the deferred taxes created in respect of carry forward tax losses (see note 1q).

	f.	Tax assessments

The Company has received final assessments through the year ended December 31, 2000. The Company’s subsidiaries have not been assessed since incorporation.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 –	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

	a.	Balances in non-dollar currencies:

		1)	As follows:

December 31, 2005

In thousands

Assets	26,407

Liabilities	12,609

The U.S. dollar amounts above mainly represent balances in Japanese Yen (“Yen”) and to lesser extent – in Israeli currency.

2)	Data regarding the rate of exchange and the Israeli CPI:

	Year ended December 31

	2003	2004	2005

Rate of devaluation (evaluation) of the Israeli Currency against the dollar	(7.6)%	(1.6)%	6.8%
Rate of evaluation of the Yen against the dollar		(4.1)%	14.3%
Rate of increase (decrease) in the Israeli CPI	(1.9)%	1.2%	2.4%
Exchange rate at end of year - $ 1=	NIS 4.379	NIS 4.308	NIS 4.603

b.	Fair value of financial instruments

The fair value of financial instruments included in working capital is usually identical or close to their carrying value.

As to the fair value of the Company’s securities that are held to maturity, see note 8a(2).

c.	Concentrations of credit risks

At December 31, 2004 and 2005, substantially all of the Company’s and its subsidiaries’ cash and cash equivalents were held by Israeli and international bank institutions. Substantially all of the Company’s marketable securities were held by international bank institutions. Such securities represented debentures issued by a number of US and Israeli corporations and agencies.

The Company evaluates on a current basis its financial exposure with any financial institution or commercial issuer.

All of the trade receivable balance at December 31, 2005 were derived from one customer. The Company is of the opinion that the exposure to credit risk relating to these trade receivables is limited. In regard of the trade receivable balance at December 31, 2004, an appropriate allowance for doubtful accounts has been included in the accounts, see note 8b.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 –	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

Balance sheets:

	a.	Marketable securities:

		1)	Trading securities

At December 31, 2004, the Company held trading securities in the amount of $ 9.5 million. At December 31, 2005, there were no such securities. These securities were classified as short-term investments.

		2)	Held-to-maturity marketable securities

The securities mature over the following years:

	December 31

	2004	2005

	In thousands

	Carrying amounts

Mature within 12 months - Classified as short-term investments	$15,760	$11,731
Mature after 1 year up to 4 years	18,441	70,881

	$34,201	$82,612

At December 31, 2005, the fair value of the Company’s held-to-maturity tradable securities was $ 81.8 million (December 31, 2004 - $ 31.6 million). The difference between the carrying amounts and the fair value results from a decrease in market value in comparison to the amortization of the premium paid for the securities in the amount of approximately $840,000 (December 31, 2004 – $2.5 million). It is expected that the debt securities would not be settled at a price less than the amortized cost of the investment. Because the Company has the ability and intent to hold this investment until a recovery of fair value, which may be maturity, it does not consider the investment in these debentures to be other-than-temporarily impaired at December 31, 2005.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 –	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

		December 31

		2004	2005

		In thousands

b.	Trade receivables:

	Open accounts	$54,893	$702
	Less - allowance for doubtful accounts	79	-,-

		$54,814	$702

	Year ended December 31

	2003	2004	2005
	In thousands

Allowance for doubtful accounts:
Balance at beginning of year	$83	$83	$79
Increase during the year	63
Bad debt written off	(63)	(4)	(79)

Balance at end of year	$83	$79	-,-

		December 31

		2004	2005

		In thousands

c.	Other receivables

	Employees and employee institutions	$42	$13
	Government of Israel	743	780
	Prepaid expenses	683	709
	Sundry	24	18

		$1,492	$1,520

d.	Bank deposits

At December 31, 2005, the Company had bank deposits in the amount of $ 1.5 million classified as long-term investments, which are denominated in dollars and bear annual interest at a rate of 5.1%. At December 31, 2004, the Company had bank deposits in the amount of $ 6.8 million classified among current assets, which are denominated in dollars and bear annual interest at a rate of 4.29%.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 –	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

	e.	Bank loans

The balance at December 31, 2004 consisted of a short-term bank loan of $15 million and current maturities of long-term bank loans of $16 million. The loans, received in dollars, bore annual interest at a weighted average rate of 2.94%. In 2005 all bank loans were repaid.

In addition, in 2004, the Company entered into an agreement for a bank credit facility, pursuant to which the Company may, subject to certain conditions, from time to time, borrow an aggregate principal amount of up to $20 million. Under the terms of the agreement, the amounts will be denominated in dollars and will bear interest at Libor plus a fixed rate.

	f.	Accrued expenses and other payables:

	December 31

	2004	2005

	In thousands

Accrued expenses in respect of deferred income, see g. below	$6,944	$4,352
Employees and employee institutions	1,637	7,715
Provision for vacation pay	1,515	686
Provision for warranty *	556	2,768
Accrued royalties	489	2,327
Accrued interest	127	-,-
Sundry	377	1,331

	$11,645	$19,179

	December 31

	2004	2005

	In thousands

* The changes in the balance during the year:
Balance at beginning of year	$434	$556
Payments made under the warranty	(107)	(640)
Product warranties issued for new sales	382	3,039
Changes in accrual in respect of pre-existing warranties	(153)	(187)

Balance at end of year	$556	$2,768

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 –	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

	g.	Deferred income:

	December 31

	2004	2005

	In thousands

Revenues to be recognized in future periods	$74,491	$54,836
Applicable product costs	(28,909)	(19,943)
Applicable PCS, warranty and other costs	(9,920)	(6,157)

	$35,662	$28,736

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

Following is a summary of revenues by geographic area. The Company sells its products mainly to telecommunications carriers. Revenues are attributed to geographic areas based on the location of the end users as follows:

	Year ended December 31

	2003	2004	2005

	In thousands

Japan	-,-	$10,216	$101,247
Israel	$35	-,-	-,-
Europe	1,510	901	-,-
Other countries	138	159	-,-

	$1,683	$11,276	$101,247

Most of the Company’s property and equipment are located in Israel.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 –	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

	2)	Revenues from principal customers - revenues from single customers each of which exceeds 10% of total revenues in the relevant year:

	Year ended December 31

	2003	2004	2005

	In thousands

Customer A	-,-	$9,195	$101,060

Customer B	$530	$863	-,-

i.	Cost of revenues:

	Year ended December 31

	2003	2004	2005

	In thousands

Materials consumed, subcontractors and other production expenses	$533	$9,508	$37,497
Payroll and related expenses		488	2,161
Depreciation	199	340	1,283
Decrease (increase) in inventories of finished products		(5,433)	4,061
Other	16	998	6,870

	$748	$5,901	$51,872

The Company currently procures a number of major components of its products from single source suppliers.

j.	Research and development expenses - net:

	Year ended December 31

	2003	2004	2005

	In thousands

Total expenses	$20,803	$17,725	$16,320

Less - grants and participations, see note 4	5,800	2,682	173

	$15,003	$15,043	$16,147

In 2003, the Company recorded an impairment of property and equipment in the amount of approximately $1.8 million, representing write-off of property and equipment relating to the Company’s ADSL product line. The majority of the impairment was recorded as research and development expenses. The Company does not expect to generate additional revenues from this product line.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 –	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

	k.	Financial income - net:

	Year ended December 31

	2003	2004	2005

	In thousands

Income:
Interest on bank deposits	$557	$367	$511
Gain and interest on marketable securities	2,883	1,883	3,022
Gain from early extinguishments of notes *	3,125	-,-	-,-
Interest on long-term loan	114	-,-	-,-
Other (including currency transactions)	62	80	7

	$6,741	$2,330	$3,540

*

Regarding issuance of convertible subordinated notes by the Company in March 2000, which were originally due on April 1, 2005, but were extinguished earlier. The Company recorded financial income of $ 3.1 million in 2003 from gains on early extinguishments of Notes. The redemption of notes in 2004 did not result in any financial income.

	Year ended December 31

	2003	2004	2005

	In thousands

Expenses:
Interest in respect of convertible subordinated notes and bank loans	$1,114	$566	$219
Amortization of convertible subordinated notes issuance costs	139	147	-,-
Other (2003 and 2005 - mainly currency transaction gains and losses)	380	88	685

	1,633	801	904

	$5,108	$1,529	$2,636

l.	Other income

During 2005, the Company sold an investment in another company in a venture stage, for a consideration of $4.4 million. The investment was previously recorded at cost in the amount of $1.9 million.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 –	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

	m.	Transactions with related parties:

1.

Commencing July 1, 2003, the Company provides Tickro, a related party, with certain administrative services. The annual consideration for such services in the year ended December 31, 2005 was $72,000 (Each of year ended December 31, 2004 and 2003 - $100,000).

		2.	Regarding transactions with the Company’s CEO and with the Company’s president, see notes 4c and 5b.

	n.	Earnings (loss) per share:

	Year ended December 31

	2003	2004	2005

	In thousands

Numerator - Basic
Net income (loss)	$(21,616)	$(20,132)	$22,226

Denominator - Basic
Weighted average ordinary shares outstanding (net of treasury shares)	12,996	13,074	13,984

Basic net income (loss) per share	$(1.66)	$(1.54)	$1.59

Numerator - Diluted
Net income	$(21,616)	$(20,132)	$22,226
Minority share in subsidiary’s net income -assuming exercise of Corrigent’s options	-,-	-,-	(1,017)

	$(21,616)	$(20,132)	$21,209

Denominator – Diluted
Weighted average ordinary shares outstanding	12,996	13,074	13,984
Dilutive potential of ordinary shares equivalents - options			2,361

	12,996	13,074	*16,345

Diluted net income (loss) per share	$(1.66)	$(1.54)	$1.30

In 2003 the potential effect of the convertible subordinated notes was not taken into account, since its effect was anti-dilutive. In 2003 and 2004, the potential effect of 2,023,917 and 4,008,348 of the Company’s options, respectively, was not taken into account, because of their anti-dilutive effect, since the Company had net loss applicable to ordinary shares.

*

The weighted average number of shares used for diluted net income per share calculation for the year ended December 31, 2005 taking into account Orckit’s option exchange, see note 5c, as if the exchange was performed on the date it was approved by Orckit’s option committee is 16,593,000. The diluted net earnings per share derived from this calculation method is $1.30.