Form 20-F
period 2006-12-31
ORCKIT COMMUNICATIONS LTD
filed 2007-05-10
CIK 1021620

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20–F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report …………………………….

For the transition period from _______________ to ____________

Commission file number 0-28724

ORCKIT COMMUNICATIONS LTD.

(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)

ISRAEL

(Jurisdiction of incorporation or organization)

126 Yigal Allon Street, Tel Aviv 67443, Israel

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary Shares, no par value	NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

        Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

        As of December 31, 2006, the Registrant had outstanding 15,681,535 Ordinary Shares, no par value.

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

        The following selected consolidated financial data as of December 31, 2005 and 2006 and for each of the years ended December 31, 2004, 2005 and 2006 are derived from our audited consolidated financial statements incorporated by reference into this Annual Report, which have been prepared in accordance with generally accepted accounting principles in the United States. The selected consolidated financial data as of December 31, 2002, 2003 and 2004 and for each of the years ended December 31, 2002 and 2003 are derived from our audited consolidated financial statements not included in the audited financial statements incorporated by reference into this Annual Report. The selected consolidated financial data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in or incorporated by reference into this Annual Report.

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(in thousands, except per share data)

Statement of Operations Data:
Revenues	$53,420	$1,683	$11,276	$101,247	$63,648
Cost of revenues	32,963	748	5,901	51,872	30,219

Gross profit	20,457	935	5,375	49,375	33,429
Research and development expenses	22,266	20,803	17,725	16,320	17,418
Less grants	2,975	5,800	2,682	173	1,864
Research and development expenses, net	19,291	15,003	15,043	16,147	15,554
Selling, general and administrative
expenses	14,699	12,656	11,993	16,086	16,017
Operating income (loss)	(13,533)	(26,724)	(21,661)	17,142	1,858
Financial income, net	17,616	5,108	1,529	2,636	3,346
Other income	-	-	-	2,448	-

Net income (loss)	$4,083	$(21,616)	$(20,132)	$22,226	$5,204

Net income (loss) per share - basic	$0.28	$(1.66)	$(1.54)	$1.59	$0.34
Net income (loss) per share - diluted	$0.26	$(1.66)	$(1.54)	$1.30	$0.31
Weighted average number of ordinary shares outstanding-basic	14,796	12,996	13,074	13,984	15,419
Weighted average number of ordinary
shares outstanding-diluted	15,489	12,996	13,074	16,345	16,606

	As of December 31,
	2002	2003	2004	2005	2006
	(in thousands)

Balance Sheet Data:
Cash, cash
equivalents,
bank deposits,
marketable securities
and long-term
investments	$116,677	$79,041	$77,221	$117,760	$85,572
Working capital (1)	55,193	34,480	16,488	(6,260)	34,896
Total assets	135,850	86,331	148,526	129,946	99,357
Convertible subordinated notes	38,179	16,238	-	-	-
Share capital and
additional paid-in
capital	320,204	317,071	319,795	326,371	328,964
Shareholders' equity	$82,421	$57,672	$40,264	$69,066	76,863

(1)	Total current assets net of total current liabilities

B.	CAPITALIZATION AND INDEBTEDNESS

        Not applicable

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

        Not applicable

D.	RISK FACTORS

        We are subject to various risks and uncertainties relating to or arising out of the nature of our business and general business, economic, financing, legal and other factors or conditions that may affect us. We believe that the occurrence of any one or some combination of the following factors could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Risks relating to our business and industry

We have a history of substantial losses and might not sustain profitability.

        During 2002, 2003 and 2004, we incurred aggregate operating losses of approximately $61.9 million. We also incurred significant operating losses in the years prior to 2002. We incurred a significant portion of our operating losses during the period through 2003, when our primary business was the sale of asymmetric digital subscriber line, or ADSL, products, which we no longer sell. Since 2001, we have made significant investments in technology projects, mainly for new telecom equipment products addressing high transmission of data for the metropolitan area, through our subsidiary, Corrigent Systems Inc. We began to recognize revenues from sales of these products in 2004. We were able to generate both operating income and net income for the first time in 2005 and continued to generate operating and net income in 2006, although at lower levels than in 2005. Due to a decrease in revenues, we recognized both an operating and a net loss in the fourth quarter of 2006 and in the first quarter of 2007 and it is likely that we will recognize both an operating and a net loss for the full 2007 year. We cannot be sure that we will be able to return to profitability.

Our revenues in 2004 through 2006 were dependent on sales of one product line to one telecom carrier in Japan, and we expect to continue to depend on sales of this product line to this customer for a significant portion of our revenues in 2007. The significant decrease in revenues from this customer adversely affected our results of operations in 2006 and the loss of this customer, or a continued decrease in purchases by it, would have a material adverse effect on our results of operations.

        Almost all of our revenues in 2004 through 2006 were the result of the sales of our metro products, the Corrigent CM-100. Approximately 81.5% of our revenues in 2004, 99.8% of our revenues in 2005 and 97.2% of our revenues in 2006 were derived from sales of these metro products to KDDI, a Japanese telecom carrier. We expect that a substantial majority of our revenues in 2007 will be comprised of sales of Corrigent CM-100 products to KDDI. We do not know for how long a period of time KDDI will continue to purchase products from us, nor do we have any control or influence over the purchasing decisions of KDDI, including the quantities, price and timing of the deployment of the CM-100 product line in its network. KDDI has purchased the CM-100 for initial coverage deployment in its metropolitan area network and, further to a significant deployment in late 2004, it is expected to conclude its deployment of our CM-100 metro products in 2007. It is expected that once this stage is concluded, additional demand for the CM-100 product from KDDI will be derived from growth in the number of subscribers for new IP services offered by KDDI. We cannot predict whether KDDI will be successful in offering new services or securing additional subscribers. Sales to KDDI are dependent on their success in offering new services and securing additional subscribers. Our revenues from KDDI were significantly reduced in 2006 which adversely affected our results of operations. The loss of this customer, or a continued significant decrease in revenues from it, would have a material adverse effect on our results of operations. We will need to make sales to additional customers and to develop additional products to be able to sustain profitability for any period of time.

We have a history of extreme fluctuations in our cash from operations and are using cash to fund our operating activities.

        In 2006, we used $31.1 million of cash in our operating activities. We generated cash from operating activities of $938,000 in 2004 and $72.6 million in 2005. We realized substantially all of our positive cash flow from operations in 2005 due to the significant increase in sales to KDDI in Japan and the payment of receivables owed to us in advance of the recognition of the related revenue in our financial statements. We used cash in our operating activities in 2006 as we recognized revenue in 2006 with respect to sales that were paid for in 2005. In 2007, we expect to continue to use cash in our operating activities as our expenses are likely to exceed cash proceeds from sales of products.

We may need additional financing to grow our business.

        We may need to raise additional capital to continue our longer term expansion plans. The use of cash in our operating activities could impede our ability to fund our operations and to invest in our business. To the extent that we cannot fund our activities through our existing cash resources and any cash we may generate from operations, we may need to raise equity or debt funds through additional public or private financing or through arrangements with strategic partners in order to grow our business. In March 2007, we issued convertible notes in the aggregate principal amount of approximately $25.8 million, resulting in net proceeds to us of $25.0 million. These notes bear interest at the rate of 6% and are linked to the Israeli Consumer Price Index, or CPI. The notes are due in March 2017, and are subject to the right of the holders to request early repayment in March 2012. We may be unable to repay these notes when due. We may not be able to obtain additional financing on acceptable terms or at all. To obtain funds through arrangements with strategic partners or others, we may need to relinquish rights to certain of our technologies or potential markets.

We depend on third party distributors in Japan for the sale of our products. If these distributors do not succeed in selling our products, or if we are not able to maintain our relationship with them, our results of operations will suffer.

        Our sales of products to KDDI are made through OKI Electric Industry Co., Ltd., a distributor located in Japan. Our relationship with OKI began in 2005 and we do not have a long history of dealing with them. We are dependent on OKI’s marketing and sales efforts to convince KDDI and other customers or end-users in Japan to purchase our products and to provide local support services. If OKI terminates or adversely changes its relationship with us, we may be unsuccessful in replacing it. The loss of this distributor could impair our ability to sell our products and materially adversely affect our results of operations.

The purchasing patterns in the markets we address will likely result in our revenues being highly volatile.

        Sales of the Corrigent CM-100 product line are dependent on the capital equipment plans of telecom carriers for metro network equipment. The purchasing patterns of telecom carriers for this type of expansion project are subject to high volatility. We have experienced a concentrated and inconsistent pattern of purchasing by KDDI in Japan. While product selections and subsequent deliveries may last several years, the purchasing pattern during the deployment period is highly uncertain and, accordingly, our revenues are likely to be subject to high volatility.

Substantially all of our sales are currently in Japan. We have limited experience in selling and servicing products in Japan, which could materially adversely impact our results of operations.

        Substantially all of our sales are currently in Japan, a country in which prior to 2004 we had no sales experience. Telecom equipment sales in Japan are subject to high quality and strict delivery requirements. We have limited experience in making sales into the Japanese market and could face business requirements for quality, delivery, service and support that we may not meet. Since a significant majority of our sales in 2007 are expected to be in Japan, failure to meet these requirements could have a material adverse effect on our results of operations.

Successful introduction of service applications by telecommunication carriers that are expected to drive demand for our metro products could be delayed or slow to emerge.

        Service applications that drive the demand for our metro telecommunication products are related to the offering of television services and other media services by telecommunication carriers over data networks. These types of services require very high bandwidth for packet-based transmissions and, as a result, require an upgrade of metropolitan, or metro, network equipment and access equipment. The availability of these services has begun to emerge in Asia and the United States, but is still limited in the breadth of services offered as well as in the number of subscribers. The launch of these services requires significant capital investment in equipment by telecom carriers in the access and metro networks for a range of products, as well as for content packages to be provided by the telecommunication carriers. Delays in the launch of these services or slow subscriber additions to these services will have an adverse effect on the demand for our metro products. If the growth of these services continues to be limited, we will be required to invest additional resources and use more cash in our research and development, as well as in marketing efforts, in an effort to attain and maintain a competitive position in these markets before we can benefit from commercial selection and revenues from our products.

The slow down in capital expenditures by telecommunications service providers in prior years had a material adverse effect on our results of operations. Another down turn in technology spending could have a material adverse effect on our results of operations.

        The global economic deterioration and economic uncertainty in the telecommunications market resulted in a curtailment of capital investment by telecommunications carriers and service providers beginning in late 2000 and continuing into 2003. Our results of operations were materially adversely affected during this period. There is still uncertainty with respect to the direction of the global economy and the telecommunications market. Recent consolidation of telecommunication carriers in the United States is expected to reduce the number of telecommunication equipment vendors and to increase price pressures. A slow capital investment environment in Asia, the United States and Europe is likely to have negative effect on the demand for new technologies and new types of equipment. This could have an adverse effect on us as we attempt to sell our products. Any future industry downturn could increase our inventories, decrease our revenues, result in additional pressure on the price of our products and prolong the time until we are paid, each of which could have a material adverse effect on our results of operations.

We plan to continue to invest substantial capital and other resources in the development and commercial launch of new telecom equipment.

        We intend to make substantial investments in the development of telecom solutions capable of supporting high bandwidth services in telecommunications networks located in metropolitan areas. Almost all of our research and development and other operating expenses in 2006 were related to our CM-100 and the recently announced CM-4000 products. Our expenditures with respect to the development of new telecommunications equipment could reduce our cash balances and impede our ability to develop new products in addition to the Corrigent CM-100 and CM-4000 product lines.

Our future growth will depend upon the acceptance of the technologies developed by us and the development of markets for our products.

        The markets for our products are dependant on resilient packet ring, or RPR, multi protocol label switching, or MPLS, pseudo wire emulation, or PWE, and a range of emerging technologies that address migration of synchronous transmission protocols used at relatively low transmission rates to a metropolitan area IP metro ring network that is not limited to synchronous transmission protocols and operates at 10 giga bits per second and higher transmission rates. We believe that these technologies will support the upgrade of existing metro networks on a cost efficient basis in order to provide IP transmissions addressing high numbers of subscribers and multiple services, at significantly higher transmission speeds than are currently available. The markets for our products are also dependent on the need to support legacy services and new data services over a single unified metro network. The market for products based on RPR, MPLS and PWE technologies in the metropolitan area may not fully develop, whether as a result of competition, alternative technologies, such as Ethernet over fiber in the metro area that has gained market share, changes in technology, such as fiber optic technology that has developed to be an alternative technology for such migration, product standards or otherwise. Our success depends on the acceptance of our products and technologies and the purchase of high-transmission services by the customers of telecommunications companies. We have no control over the development of these target markets. Even if our technologies are accepted, relationships with providers of telecommunications services must be developed in order to be successful. Furthermore, competing technologies in the targeted areas may be utilized in the majority of these target markets. This would leave us with a small market to address.

We may not be able to keep pace with emerging industry standards for products we are developing. This could make these products more costly or unacceptable to potential customers.

        Industry-wide standards for RPR, MPLS and PWE have been recently adopted and continue to be enhanced. We design our products to support these standards and evaluate new requirements as they are proposed by industry working groups. The adoption of standards different from those currently used by us could result in us having to incur additional time and expense to have our products comply with these standards. Standards may be adopted by various industry groups or may be proprietary and nonetheless accepted broadly in the industry. The failure to support evolving standards could limit acceptance of our products. Since these products will be integrated into networks consisting of elements manufactured by various companies, they must support a number of current and future industry standards and practices. It may take us a significant amount of time to develop and design products incorporating these new standards. We may also have to pay licensing fees to the developers of the technologies that constitute newly adopted standards. This would increase our expenses and could adversely affect our results of operations.

Because telecommunications companies must obtain in-house and regulatory approvals before they can order our products, expected sales of our products to new customers or new products to existing customers are likely to be subject to a long sales cycle, which may harm our business.

        Before telecommunications companies can purchase our products, these products must undergo a lengthy approval process. Evaluations and modifications of our products to meet customers’ requirements are likely to take several years prior to commercial selection. Accordingly, we are required to submit enhanced versions of products undergoing the approval process and products in development for approval.

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

        The market for our products is characterized by:

—	rapid technological change;

—	frequent product introductions and enhancements;

—	evolving industry standards;

—	changes in end-user requirements; and

—	changes in services offered by telecommunication companies.

        Technologies or standards applicable to our products could become obsolete or fail to gain widespread, commercial acceptance, resulting in losses and inventory write-offs. Rapid technological change and evolving technological standards are resulting in relatively short life cycles for our products. Short life cycles for our products could cause decreases in product prices at the end of the product life cycle, inventory write-offs and a lower rate of return on our research and development expenditures. We may not be able to respond effectively to technological changes or new product announcements by others or successfully develop or market new products.

We may be required to recognize our deferred income, which would accelerate recognition of revenues and cause fluctuations in our results of operations.

        In 2004, 2005 and 2006, we recognized revenues from our major customer in Japan ratably over the fourteen-month period of post-contract hardware and software support services, or PCS. This revenue recognition policy was required by generally accepted accounting principles since the fair value of the PCS could not be determined. We received the cash payments for these sales over a shorter period than the revenue recognition period. As a result, changes in our cash and investment balances were not correlated with the amount of our quarterly revenues. If we become able to determine, in accordance with generally accepted accounting principles, the fair value of the PCS that we undertook to provide to our major customer in Japan, it is likely that the remaining unrecognized revenue, which was $5.9 million as of December 31, 2006, as well as the related amount of deferred income, which was $3.2 million as of December 31, 2006, will be required to be recognized. This would result in a one time recognition of revenues and income. No cash from operations will result from this revenue recognition, if required. If we are able to make this determination with respect to our product and services offerings and if we continue to experience a volatile pattern of orders and related product delivery schedules similar to what we experienced in the past, we will likely recognize revenues over a shorter period of time than in the past and could experience additional fluctuations in our quarterly revenues, cash flows and results of operations.

We may accumulate excess or obsolete inventory that could result in unanticipated price reductions or write downs and adversely affect our results of operations.

        Telecommunications companies typically require prompt delivery of products. Sales are typically shipped within a period of up to three months from the date we receive a purchase order. As a result, we are required to maintain or have available sufficient inventory levels or make advance lengthy lead-time component orders to satisfy anticipated demand on a timely basis. Rapid technological change, evolving industry standards or shifts in demand can also result in shorter life cycles for our inventory. This increases the risk of decreases in selling prices, inventory obsolescence and associated write-offs, all of which could adversely affect our results of operations.

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

        The competitors in our markets are numerous and we expect competition to increase in the future. The principal competitors for our products include Alcatel-Lucent, Cisco Systems, Inc., ECI Telecom Ltd., Ericsson, Fujitsu, Huwaei, NEC, Nortel Networks, Nokia-Siemens, Tellabs and UTStarcom.

Government regulation of telecommunication companies could adversely affect the demand for our products.

        Telecommunication regulatory policies affecting the availability of telephone companies’ services, and other terms on which telephone companies conduct their business, may impede the market penetration of our metro products. For example, the Corrigent CM-100 and CM-4000 product lines address high bandwidth packets, and are dependent on new service offerings, such as video services, which require regulatory approvals for introduction by telecom carriers, including for the scope of content, service packages and tariffs. Telecommunication companies in the markets in other countries in which we will attempt to sell our products are also subject to evolving governmental regulation or state monopolies. Changes in laws or regulations in Japan, the U.S., or elsewhere could materially adversely affect our ability, and the ability of our customers, to deploy our products.

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

We are subject to regulations that will require us to use components based on environmentally friendly materials. Compliance with these regulations may increase our costs and adversely affect our results of operations.

        We are subject to telecommunications industry regulations requiring the use of environmentally-friendly materials in telecommunications equipment. For example, pursuant to a European Community directive, telecom equipment suppliers were required to stop using specified materials that are not “environmentally friendly” by July 1, 2006. In addition, telecom equipment suppliers are required under this directive to eliminate the lead solders from their products by 2010. We will be dependent on our suppliers for components and sub- system modules, such as semiconductors and printed circuit boards, to comply with these requirements. We have not yet complied with this directive. We will attempt to comply with this directive in 2008. This may harm our ability to sell our products in Europe and in any other countries that may adopt this directive.

        Compliance with this directive, especially with respect to the requirement that products be lead free, will require us to undertake significant expense with respect to the re-design of our products. This could also result in part or all of our inventory becoming obsolete. In addition, we may be required to pay higher prices for components that comply with this directive. We may not be able to pass these higher component costs on to our customers. We cannot at this point estimate the expense that will be required to redesign our products in order to include “environmentally friendly” components. We cannot be sure that we will be able to timely comply with these regulations, that we will be able to comply on a cost effective basis or that a sufficient supply of compliant components will be available to us. Compliance with these regulations could increase our product design costs. Our inability or failure to comply with these regulations could have a material adverse effect on our results of operations. Manufacturers of components that require lead solders may decide to stop manufacturing those components prior to the 2010 compliance date. These actions by manufacturers of components could result in a shortage of components that could adversely affect our business and results of operations.

We could incur substantial costs if customers assert warranty claims or request product recalls.

        Any significant product returns or claims under our warranty or PCS could have a material adverse effect on our business and results of operations. We offer complex products that have in the past and may in the future contain errors, defects or failures when introduced or as new versions are released. If we deliver products with defects, errors or bugs or if we undergo a product recall as a result of errors or failures, market acceptance of our products could be lost or delayed and we could be the subject of substantial negative publicity. This could have a material adverse effect on our business and results of operations. We commenced commercial sales of our metro product in 2004. Because of the relatively short deployment period of these products, we cannot accurately predict the level or expense of warranty claims that we will experience. We have agreed to indemnify our customers in some circumstances against liability from defects in the products sold by us and expect to continue to provide a similar indemnity in connection with future sales. In some cases, our indemnity also covers indirect damages. Product liability claims could seriously harm our business, financial condition and results of operations.

As a result of our sale of convertible notes in March 2007, we have a significant amount of debt and may have insufficient cash flow to satisfy our debt service obligations. In addition, the amount of our debt could impede our operations and flexibility.

        In March 2007, we issued convertible notes in the aggregate principal amount of approximately $25.8 million. The notes bear interest at the rate of 6% and are linked to the Israeli CPI. The notes are due in March 2017, and are subject to the right of the holders to request early repayment beginning in March 2012.

        The notes are convertible at the election of the holders into our ordinary shares at the initial conversion price of NIS 52.50 (approximately $12.50) per share if the conversion occurs by March 10, 2010 and at the initial conversion price of NIS 63.00 (approximately $15.00) per share if the conversion occurs thereafter, in each case subject to adjustment for customary events. We undertook to register the notes on the Tel Aviv Stock Exchange within six months following issuance. If this registration is not concluded by that date, the holders will have the right to request repayment of the principal amount.

        If we are unable to generate sufficient cash flows or otherwise obtain funds necessary to make required payments on the notes, we will be in default under the trust agreement governing the notes which could, in turn, cause defaults under our other existing or future indebtedness.

        Even if we are able to meet our payment obligations on the notes, the amount of debt we have incurred could adversely affect us in a number of ways, including by:

—	limiting our ability to obtain additional financing;

—	limiting our flexibility in planning for, or reacting to, changes in our business;

—	placing us at a competitive disadvantage as compared to our competitors who have less debt;

—	making us more vulnerable to the downturn in our business and the economy generally; and

—	requiring us to apply a substantial portion of our cash flows towards payments on our debt, instead of using those funds for other purposes, such as working capital or capital expenditures.

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

We depend on a limited number of key personnel who would be difficult to replace. If we lose the service of these individuals, our business will be harmed. We have also recently made management changes at our Corrigent subsidiary.

        Our growth and success largely depends on the managerial and technical skills of members of senior management. If any of them is unable or unwilling to continue with us, our results of operations could be materially and adversely affected. Recently, we have asked Mr. Izhak Tamir, our President, to serve also as the Chief Executive Officer of Corrigent and appointed Mr. Oren Maymon, who previously acted as the Purchasing Manager of Corrigent, as the Vice President of Operations of Corrigent. As we derive all of our revenues from Corrigent, any failure of the new management of Corrigent to properly manage its business would have a material adverse effect on our results of operations.

We have experienced periods of growth and consolidation of our business. If we cannot adequately manage our business, our results of operations will suffer.

        We have experienced both growth and consolidation in our operations from sales of our metro products. Future growth or consolidation may place a significant strain on our managerial, operational and financial resources. We cannot be sure that we have made adequate allowances for the costs and risks associated with possible expansion and consolidation of our business, or that our systems, procedures and managerial controls will be adequate to support our operations. Any delay in implementing, or transitioning to, new or enhanced systems, procedures or controls may adversely affect our ability to manage our product inventory and record and report financial and management information on a timely and accurate basis. We believe our growth may require us to hire additional engineering, technical support, sales, administrative and operational personnel. Competition for qualified personnel can be intense in the areas where we operate. The process of locating, training and successfully integrating qualified personnel into our operations can be lengthy and expensive. If we are unable to successfully manage our expansion, we may not succeed in expanding our business, our expenses may increase and our results of operations may be adversely affected.

Our proprietary technology is difficult to protect and unauthorized use of our proprietary technology by third parties may impair our ability to compete effectively.

        We may not be able to prevent the misappropriation of our technology, and our competitors may independently develop technologies that are substantially equivalent or superior to ours. We have filed U.S. and international patent applications covering certain of our technologies. To protect our unpatented proprietary know-how, we rely on technical leadership, trade secrets and confidentiality and non-disclosure agreements. These agreements and measures may not adequately protect our technology and it may be possible for a third party to copy or otherwise obtain and use our technology without our authorization or to develop similar technology.

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

        We operate in a number of territories and, although our prices are determined in U.S. dollars, we typically link payments due to us from sales of products and services to local currencies of the countries in which we operate. We hold cash deposits in the currencies we operate with, that is, in the U.S dollar, Japanese Yen and New Israeli Shekel, or NIS. In 2007, we expect that a significant majority of our revenues will be derived from Japan and will be linked to the Yen and a major part of our expenses will be denominated in U.S. dollars and in NIS. In particular, we are obligated to pay interest on, and to repay the principal of, our convertible notes in NIS. We currently do not use hedge instruments. We are likely to face risks from fluctuations of the Yen and the NIS compared to the U.S. dollar, the functional currency in our financial statements. In 2005 and 2006, the value of the U.S. dollar increased against the Yen, which caused us to recognize lower dollar revenues and gross profit in our financial statements. A further increase of the value of the U.S. dollar against the Yen in 2007 would cause a decrease in our revenues and gross profit derived in Yen.

We are subject to risks from our financial investments.

        We invest the majority of our cash on hand in a variety of financial instruments, including different types of corporate and government bonds, and other financial instruments. Some of these bonds and instruments may be rated below investment grade or not rated. If the obligor of any of the bonds or instruments we hold defaults or undergoes a reorganization in bankruptcy, we may lose all or a portion of our investment in such obligor.  This will harm our financial condition.  For information on the types of our investments as of December 31, 2006, see Item 11 – “Quantitative and Qualitative Disclosures About Market Risk-Interest Rate Risk Management.”

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

        Our principal offices and many of our subcontractors and suppliers are located in Israel. Accordingly, political, economic and military conditions in Israel affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been a marked increase in hostilities between Israel and the Palestinians, and in January 2006, Hamas, an Islamist movement responsible for many attacks against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority. Further, in the summer of 2006, Israel was engaged in a war with Hezbollah, a Lebanon-based Islamist Shiite militia group, which involved thousands of missile strikes and disrupted most day-to-day civilian activity in northern Israel.

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

        A significant majority of our revenues in 2007 are expected to be generated in Japanese Yen, while the majority of our payroll expenses and a portion of our other expenses are incurred in NIS, and a significant portion of our cost of revenues is incurred in U.S. dollars. An increase in the value of the U.S. dollar against the Yen would adversely affect the amount of revenues we report in our financial statements. We could be further exposed to risk that the rate of inflation in Israel may exceed the rate of devaluation of the New Israeli Shekel in relation to the Japanese Yen, U.S. dollar and other foreign currencies or that the timing of such devaluation lags behind inflation in Israel. In that event, the dollar cost of our operations in Israel would increase and our U.S. dollar-measured results of operations would be adversely affected. For example, in 2005, the value of the U.S. dollar increased in relation to the New Israeli Shekel by 6.8%, while inflation increased by only 2.4%. As a result, our salary expenses, which are primarily linked to the New Israeli Shekel, decreased in U.S. dollar terms. In 2006, the value of the U.S. dollar decreased in relation to the New Israeli Shekel by 8.2%, while inflation decreased by only 0.1%. As a result, our salary expenses, which are primarily linked to the New Israeli Shekel, increased in U.S. dollar terms. Our issuance in March 2007 of approximately $25.8 million aggregate principal amount of convertible notes, which are denominated in NIS, has made us more sensitive to increases in the value of the NIS relative to the U.S. dollar and the Japanese Yen. Subject to such exchange rate differences as of the end of each reporting period, we may incur higher or lower expenses.

We benefit from government grant programs that have been reduced and may be unavailable to us in the future. Our participation in these programs restricts our ability to freely transfer manufacturing rights and technology out of Israel.

        Since our inception, we have relied on Israeli government grants for the financing of a significant portion of our product development expenditures. Due to a continuing reduction of the budget of Israel’s Office of the Chief Scientist of the Ministry of Industry, Trade and Labor, the amount of grants we receive in the future might be lower than in prior years, if we receive any at all. In 2005, we did not receive any grants for our research and development, which resulted in an increase in our research and development expenses. In 2006, we recognized grants in the amount of $1.9 million.

        Generally, according to Israeli law, any products developed with grants from the Office of the Chief Scientist are required to be manufactured in Israel, unless we obtain prior approval of a governmental committee. As a condition to obtaining this approval, we may be required to pay the Office of the Chief Scientist up to 300% of the grants we received and to repay these grants at an accelerated rate, depending on the portion of manufacturing performed outside Israel. We have obtained an approval from the Office of the Chief Scientist to manufacture outside Israel. We intend to keep sufficient manufacturing activities in Israel so that we will be subject to a repayment percentage of up to 150% of the grants we received. In addition, we are prohibited from transferring to third parties the technology developed with these grants without the prior approval of a governmental committee. See “Item 5 – Operating and Financial Review and Prospects – Liquidity and Capital Resources – Government and Other Grants” for additional information about these programs of the Office of the Chief Scientist.

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

        For more information about Approved Enterprises, see “Item 5B – Liquidity and Capital Resources – Effective Corporate Tax Rates in Israel” below and Note 6a to the financial statements incorporated by reference into this Annual Report.

It may be difficult to enforce a U.S. judgment against us, our officers and directors and our Israeli auditors or to assert U.S. securities law claims in Israel.

        Service of process upon our directors and officers and our Israeli auditors may be difficult to effect in the United States because all these parties reside outside the United States. Any judgment obtained in the United States against such parties may not be collectible in the United States.

        It may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters.

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

Risks Relating to the Ownership of our Ordinary Shares

Holders of our ordinary shares who are U.S. residents face certain income tax risks. In any tax year, we could be deemed a passive foreign investment company, which could result in adverse U.S. federal income tax consequences for U.S. holders of our ordinary shares.

        Based on the composition of our gross income and the composition and value of our gross assets during 2005 and 2006, we do not believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for either of such years. It is likely, however, we would be deemed to have been a PFIC in 2002, 2003 and 2004. In addition, there can be no assurance that we will not be deemed a PFIC for any future tax year in which, for example, the value of our assets, as measured by the public market valuation of our ordinary shares, declines in relation to the value of our passive assets (such as cash, cash equivalents and marketable securities). If we are a PFIC for any tax year, U.S. holders of our ordinary shares during such year may be subject to increased U.S. federal income tax liabilities and reporting requirements for such year and succeeding years, even if we are no longer a PFIC in such succeeding years.

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

        As of March 31, 2007, Eric Paneth, our Chairman and Chief Executive Officer, and Izhak Tamir, our President, each beneficially owned an aggregate of 1,224,063 ordinary shares representing 7.5% of our outstanding ordinary shares, including 480,000 ordinary shares issuable upon the exercise of options that are currently vested of which 60,000 options have no exercise price and 420,000 options have an exercise price of $27.14. Subject to the decision of our audit committee, each of Mr. Paneth and Mr. Tamir might also be entitled to exchange his vested options to purchase shares of Corrigent common stock for options to purchase up to approximately 1.9% of our outstanding ordinary shares (on a fully diluted basis after giving effect to such exchanges) as of the dates of such exchanges. For a further explanation of this possible exchange, see “Item 6E– Share Ownership – Exchange of Corrigent Options”.

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

        In addition, pursuant to a plan approved by our shareholders at the Annual General Meeting in June 2005, we may offer holders of vested options to purchase Corrigent common stock at a price of $0.01 per share that have been issued to employees and directors of Corrigent and Orckit the opportunity to exchange those options for vested options to purchase our ordinary shares at a price of $0.01 per share. Based on the terms of the plan, the maximum number of options for our ordinary shares that could be issued in exchange for options to purchase Corrigent shares is approximately 7.0% of our outstanding ordinary shares (on a fully diluted basis after giving effect to such exchanges) as of the dates of such exchanges. The issuance of such shares to employees and directors of Orckit and Corrigent could also delay or prevent a change of control in our company.

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

        The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. Between January 1, 2005 and May 9, 2007, our share price has fluctuated from a low of $6.75 to a high of $31.22. The following factors may cause significant fluctuations in the market price of our ordinary shares:

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

Our quarterly results of operations, including revenues, profit and loss and cash flow, have fluctuated significantly in the past, and these fluctuations are expected to continue in 2007 and beyond. Fluctuations in our results of operations may disappoint investors and result in a decline in our share price.

        We have experienced and expect to continue to experience significant fluctuations in our quarterly results of operations. In some periods, our operating results may be below public expectations or below revenue levels and operating results reached in prior quarters or in the corresponding quarters of the previous year. If this occurs, the market price of our ordinary shares could decline. The following factors have affected our quarterly results of operations in the past and are likely to affect our quarterly results of operations in the future:

—	size and timing of orders, including order deferrals and delayed shipments;

—	launching of new product generations;

—	length of approval processes or market testing;

—	technological changes in the telecommunications industry;

—	accuracy of telecommunication company, distributor and original equipment manufacturer forecasts of their customers' demands;

—	changes in our operating expenses;

—	the timing of approval of government research and development grants;

—	disruption in our sources of supply;

—	competitive pricing pressures;

—	funding required for our operations;

—	general economic conditions;

—	terms and conditions of supply agreements with our customers and their impact on our recognition of revenues from these agreements;

—	determination of the fair value (also known as vendor-specific objective evidence) of some of the services we provide, as well aschanges in our revenue recognition practice as a result of changes in the commercial terms between us and our customers;

—	timely payments of receivables by customers; and

—	changes in payment terms between us and our suppliers which could accelerate the timing of payments by us and negatively affect our working capital and cash balances.

        Therefore, the results of any past periods may not be relied on as an indication of our future performance.

Our actual financial results might vary from our publicly disclosed financial forecasts.

        From time to time, we publicly disclose financial forecasts. Our forecasts reflect numerous assumptions concerning our expected performance, as well as other factors which are beyond our control and which might not turn out to be correct. As a result, variations from our forecasts could be material. Our financial results are subject to numerous risks and uncertainties, including those identified throughout this “Risk Factors” section and elsewhere in this Annual Report. If our actual financial results are worse than our financial forecasts, the price of our ordinary shares may decline.

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

        Our ordinary shares are listed for trading on the Nasdaq Global Market, or Nasdaq, and on The Tel-Aviv Stock Exchange, or TASE. Trading in our ordinary shares on these markets is made in different currencies (U.S. dollars on Nasdaq and New Israeli Shekels on TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). Actual trading volume on the TASE is generally lower than trading volume on Nasdaq, and as such could be subject to higher volatility. The trading prices of our ordinary shares on these two markets often differ, resulting from the factors described above, as well as differences in exchange rates. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

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

        We were originally engaged in the development of various products based on digital subscriber line technology. For several years ending in 2003, our primary business was the sale of asymmetric digital subscriber line, or ADSL, products. We incurred significant operating losses in connection with the sale of these products and we no longer sell these products. Since 2001, we have invested significant funds in other technology products, mainly for new telecom equipment products addressing high transmission of data for the metropolitan area. We began to recognize revenues from sales of these products in 2004.

Major Developments since January 1, 2006

        We continued in 2006 to direct our resources to the development and marketing efforts related to our technology and products that address the need for solutions capable of supporting very high bandwidth services. We are in the process of developing and commercializing the CM-100 and CM-4000 product lines, which consist of telecommunications equipment supporting high bandwidth services over fiber networks in telecommunications networks located in metropolitan, or metro, areas. In 2006, we continued, though to a lesser extent, to sell our CM-100 product to KDDI in Japan for their national deployment of a new metropolitan area network that carries new IP-based services, including high-definition TV, or HDTV, cellular network transmissions, Internet access and voice over IP, or VoIP. These services, if carried over a single network, are also known as “quadruple play” services. Substantially all of our operating expenses in 2006 were related to our efforts to develop and market the CM-100 and CM-4000 product lines. Our CM-4000 product line was first announced in early 2007 and is expected to undergo trials and evaluations with telecom carriers towards the end of 2007, with commercial availability expected in 2008. The CM-4000 offers significantly higher bandwidth support, greater Ethernet user interface capacity and a wider range of services compared with the CM-100.

Principal Capital Expenditures

        Our principal capital expenditures to date have been the purchase of equipment and other software tools in Israel used in our business. These purchases totaled $3.9 million in 2004, $1.9 million in 2005 and $910,000 in 2006. We used internal resources to finance these capital expenditures.

B.	BUSINESS OVERVIEW

General

        We develop, market and sell telecommunication transport equipment capable of supporting the growing capacity demands for high bandwidth video services, including HDTV, Internet Protocol television, or IPTV, and video on demand, or VOD, interactive television (together known also as “video services”), as well as other types of data services and voice services, whether transmitted over wireline or cellular networks, in metropolitan networks. Our target customers are telecommunications service providers active in metropolitan areas, with a focus on incumbent local exchange carriers and cellular operators.

        Our currently available product line, the CM-100, was developed by our subsidiary, Corrigent Systems. The CM-100 solution is designed to enable the provision and management of data and voice transport services in an efficient manner that is expected to reduce the costs of transport service providers. Supporting fiber-optic infrastructures, the CM-100 supports a wide range of interfaces for video, data, voice and storage.

        The CM-4000 is our higher end product line in the packet transport area. It is expected to be commercially available in 2008. It provides similar multi-service capabilities and reliability as the CM-100, while offering significantly higher bandwidth support, greater Ethernet user interface capacity and a wider range of services compared with the CM-100.

        Our CM-100 and CM-4000 metropolitan product lines are optical transport solutions that are designed to handle not only the growing demand for video and data services by telephone company customers and small to medium size businesses, but also support the full range of traditional voice services, in compliance with the technical specifications required by existing synchronous voice transmission on optical media, or SONET, transfer protocol. The CM-100 and CM-4000 product lines are designed to provide the benefits of both Ethernet and SONET protocols. The product lines are also designed to avoid integrating costly protocol-dependant routing and switching functionalities that are generally required in adapting SONET platforms to cover data traffic, as well as the costs of adapting additional Ethernet platforms to handle packet-based traffic.

        We focus on the need of metropolitan area networks designed in a ring configuration that primarily addresses a transmission capacity of 10 Gigabits per second, or Gbps. A majority of the metropolitan area rings are currently operating at a capacity of 2.5Gbps or below because they were primarily designed to address voice traffic and, since 1998, to support high speed Internet connection services. It is expected that as new high definition video and data services emerge, both for residential and small business enterprises, there will be an increased need to expand capacity of the metro ring.

        The CM-100 product line was first delivered for commercial deployment in 2004. In 2004, this product was selected for commercial deployment by KDDI Corporation in Japan, a major telecom carrier in Japan. A small amount of sales was also made to Vic Tokai, a regional telecom provider in Japan targeting Ethernet-based services. Sales to our customers in Japan are made through distributors. Sales to KDDI accounted for approximately 81.5% of our revenues in 2004, 99.8% of our revenues in 2005 and 97.2% of our revenues in 2006. We expect that a substantial majority of our revenues in 2007 will be derived from sales of the CM-100 in Japan, including to KDDI. KDDI is deploying the CM-100 product line as part of a nation-wide build up in Japan of an advanced metro network that is expected to carry “quadruple play” services.

        In late 2005, the CM-100 was selected for deployment by WilTel, a U.S. wholesale telecommunications carrier subsequently acquired by Level 3 Communications. Following that acquisition, Level 3 Communications concluded that it had no further need for CM-100 products in its network and it decided not to purchase CM-100 products.

        In 2006, we also continued our marketing efforts through offices in Korea and India. We expect that in the next several years telecommunication carriers in Asia will invest in the expansion of their metropolitan area networks and will evaluate solutions that significantly enhance the delivery and support of quadruple play services.

Metro Transport Telecom Markets, Technology and Products

The Metro Transport Market

        The fiber optic networks of many telecommunications companies in metropolitan areas are experiencing a shift from carrying primarily voice traffic to carrying a growing mix of data, video and voice traffic. Data transmissions are based on internet protocol, or IP, and carry services such as voice over IP, or VoIP, Internet access, and various video services. Video services include broadcasting streaming video and multicasting streaming video that is either identical or can be differentiated by subscriber choice, either at standard definition capacity or at HDTV capacity. In addition, these services include transmission of all of these services over a cellular network to advanced handheld devices over third generation, or 3G and 3.5G, cellular networks. Data traffic volumes carried over these metropolitan area networks are surpassing voice traffic volumes. Data traffic is forecasted for further growth over the coming years. This increase in data relative to voice traffic is mainly a result of the rapid growth of the Internet, video services and local area networks.

        Offerings of high speed data services at rates of up to 100 mega bits per second, or Mbps, have reached millions of subscribers in a number of Asian markets, including Japan and Korea. These services are offered either over fiber connections or a combination of fiber and fast access technologies, such as ADSL release 2, very high speed digital subscriber line, or VDSL, and VDSL release 2, wireless or cable networks. Similar expansion of fiber to the premise and fiber to the curb has reached millions of subscribers in the United States as well. Connecting subscribers with fiber is expected to allow for significantly higher speed services, mainly data and video services and, as a result, will require an upgrade of metro telecom equipment with technologies that enable very high speed transmissions of data services over fiber networks.

        Telecommunication companies have typically managed their data transfer capacity needs through their existing metro transport technologies. These technologies were originally designed for transporting voice services. These traditional solutions, however, are not designed to support high levels of data services traffic. Traditional networks are also inefficient when transporting data as they fail to utilize inherent differences in the type of network support that is required for the transmission of data traffic. Data traffic is generally less susceptible to corruption resulting from minor time delays and less time-sensitive than voice traffic. In addition, data traffic often exhibits a bursty nature, with dynamically varying levels of utilization of communication channels, as opposed to voice traffic which normally requires constant levels of channel utilization. Substantially all of the metropolitan area networks are based on transmission equipment that is limited to transmission capacities of 2.5 Gbps and below. Telecommunications carriers are expected to upgrade their metro networks over the next few years to be able to support transmission capacities of up to 10Gbps in order to better support high bandwidth data services.

        A range of new solutions is being developed to address the need of carriers and service providers to be able to support higher levels of data traffic within and between metropolitan areas, commonly referred to as metro transport. One type of solution, consisting of a router or switch that transports packets of data, focuses on the characteristics of data traffic without supporting legacy voice and other circuit-based data services. In this type of solution, data services and legacy services are transmitted and maintained in different metro networks. Another type of solution attempts to take advantage of the characteristics of data traffic while continuing to support traditional voice traffic over a converged metro network. We offer this second type of solution that offers transmission capacities of 10 Gbps and, to a lesser extent, 2.5 Gbps, and supports transmission of both packets of data and traditional circuit-based voice and data services over the same network. Data services supported include the transmission of a range of video services, whether in standard or high definition mode, as well as over cellular networks. We expect that the metro transport solution for the transmission of traditional voice and increased data traffic will combine the efficient transport of data services based on Ethernet protocol with high reliability voice services based on SONET/SDH protocol.

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

        RPR. Resilient packet ring, or RPR, is an emerging technology that is being designed to integrate Ethernet data protocols for the efficient transmission of data with traditional SONET voice protocols. An industry standard for RPR, IEEE 802.17, was approved in 2004. Corrigent has been instrumental in establishing this standard, serving actively as a member of the industry workng group charged with defining the RPR protocol.

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

        Multiprotocol Label Switching. Multiprotocol label switching, or MPLS, is a standards-approved technology for speeding up network traffic flow and making it easier to manage. MPLS involves setting up a specific path for a given sequence of packets, identified by a label put in each packet, thus saving the time needed for a router to look up the address to the next node to forward the packet to. MPLS is called multiprotocol because it works with the Internet Protocol, or IP, Asynchronous Transport Mode, or ATM, and frame relay network protocols. In addition to moving traffic faster overall, MPLS makes it easy to manage a network for quality of service, or QoS. For these reasons, MPLS is gradually being adopted as networks begin to carry more and different mixtures of traffic.

        Pseudo Wire Emulation.  Pseudo wire emulation, or PWE, is a standards-approved technology for mapping different services over packet switched networks, such as MPLS. A pseudowire emulates a point-to-point link, and provides a single service which is perceived by its user as an unshared link or circuit of the chosen service, and can be used as a convergence layer for multiservice systems.

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

        The CM-100 product line utilizes SONET, RPR, and MPLS technologies to effectively support a range of SONET services, Ethernet, Time Division Multiplexing, or TDM, services which are commonly used for voice transmissions and other data services. Data services supported include video services, whether standard or HDTV streams, in a broadcasting or multicasting mode, that allows for broader customization of transmission based on a customer’s selection. This product line is designed to interoperate with both legacy SONET and emerging MPLS core devices. The CM-100 product can support transmission capacities of up to 10 Gbps and interfaces with:

š	10 megabits/100 megabits Ethernet;

š	1 Gigabit Ethernet;

š	10 Gigabit Ethernet, and

š	a range of TDM SONET interfaces including:

■	1.544 Mbps Plesiochronous (PDH) interface (known also as T1) and 2.048 megabits per second PDH interface (known also as E1);

■	44.736 Mbps Plesiochronous (PDH) interface (known also as DS3);

■	155 Mbps SONET interface (known also as OC3);

■	622 Mbps SONET interface (known also as OC12); and

■	2.5 gigabit per second SONET interface (known also as OC48).

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

        In 2007, we expect to focus on the development of additional software features and hardware capabilities of the CM-100 product line, to support customer requirements and address emerging “quadruple play” service applications, that is, a bundled service offering by telecom carriers to residential subscribers which is comprised of voice services, Internet connection and a range of video and other media services that address high transmission rates (typically of 10 Mbps and beyond), all over IP protocols. Quadruple play also supports cellular services of the “third generation”, or 3G and 3.5G, carried over IP networks that include video transmission over the cellular network. In addition, we expect to invest resources with respect to the development of hardware and software capabilities that will allow higher transmission capacity for the CM product line as a result of specific requirements of our customers to support their network architectures. This higher transmission capacity will allow for more types of high bandwidth services supported by a converged metro network based on the CM-100 platform.

CM-4000 Product

        Our CM-4000 product line was first announced in early 2007 and is expected to undergo trials and evaluations with telecom carriers beginning in late 2007, with commercial availability expected in 2008. The CM-4000 is our high end product line in the packet transport area. It provides similar multiservice capabilities and reliability to the CM-100. The CM-4000 offers significantly higher bandwidth support, greater Ethernet user interface capacity and a wider range of services compared with the CM-100. It is based on a 320G non-blocking switching architecture and provides high scalability of services and service rates.

        The CM-4000 product line builds on Corrigent’s industry-leading packet transport technology, and supports a mix of data and TDM interfaces ranging from tens of Megabits to tens of Gigabits, through the introduction of advanced bonding technologies. It supports a range of classes of service and service aware traffic management, as well as high rate interfaces for Ethernet and for SONET services.

Sales, Marketing and Service

        Sales and Marketing. We market our products to telecommunication companies both directly and indirectly through original equipment manufacturers, strategic alliances and agency and distribution arrangements. Our direct sales and marketing efforts are carried out through our offices in India, Israel, Japan, Korea and the United States. In addition, we believe that our participation in technology committees involved in the establishment of industry standards is a strong marketing tool. As of December 31, 2006, overall marketing and sales efforts were conducted by approximately 40 employees.

        The following is a summary of revenues by geographic area for the last three years:

	Year ended December 31
	2004	2005	2006
	(In thousands)

Japan	$10,216	$101,247	$62,445
Europe	901	-
Other countries	159	-	1,203

	$11,276	$101,247	$63,648

        Substantially all of our revenues in 2004 through 2006 were generated from our CM-100 metro product line, with sales to KDDI accounting for 81.5% of our revenues in 2004, 99.8% of our revenues in 2005 and 97.2% of our revenues in 2006. We expect to depend on purchases by a very limited number of telecommunication carriers for our product revenues.

        Approval Process. Telecommunication companies are significantly larger than us and consequently are able to exert a high degree of influence over us. Prior to selling our products to telecommunication companies, we are required to undergo lengthy approval processes. Evaluation can last for over one year for enhanced products or products based on newer technologies.

        The length of the approval process is affected by a number of factors, including the complexity of the product involved, technological and budgetary priorities of the telecommunication companies and regulatory issues affecting telecommunication companies. A telecommunication company will usually conduct technical trials after completing a laboratory evaluation that tests a new product’s function and performance against industry standards. After completion of technical trials, field trials simulate operations to evaluate performance and to assess ease of installation and operation. Throughout the approval process, we commit senior technical and marketing personnel to participate in technology, field and market trials and to actively support the evaluation efforts.

        Commercial deployment of a new product usually involves substantially greater numbers of systems and locations than the field trial stage. In the first phase of commercial deployment, a telecommunications company installs the equipment in selected locations for certain applications. This phase is followed by general deployment which involves greater numbers of systems and locations. Telecommunications companies typically select a number of suppliers for general deployment to ensure that their needs can be met. Subsequent orders, if any, are placed under a single or multi-year supply agreement.

        Following selection for commercial deployment, the introduction of successive generations of products or upgraded software versions is vital to our business, because it enhances functionality and reduces costs. Our growth substantially depends on commercial acceptance of advanced products and technology by telecommunication companies and acceptance of new data services by subscribers, as well as our ability to develop new technologies and sell new products.

        Services and Support. We offer repair services as part of our warranty services and technical support services for our products. We do not offer installation services. We expect that our local distributor or reseller will provide the first level of service and support. More extensive repair and technical support is offered at our headquarters in Israel pursuant to software support and hardware warranty obligations. We also offer telephone support during working hours and provide product training to our carrier customers on a case-by-case basis. In Japan, we deliver the CM-100 products to our resellers and they are responsible for installations. Second level support services that address identification and documentation of field failures are provided by our office in Japan.

        To date, substantially all of our CM-100 product sales are subject to a fourteen-month warranty and support protection period. This period is likely to be increased in connection with future sales. Our warranty generally covers defects in materials or workmanship and failure to meet published specifications, but excludes damages caused by improper use and other express or implied warranties. In the future, based on market conditions, we may agree to indemnify our customers in some circumstances against liability from defects in our products or for indirect damages. In the event that there are material deficiencies or defects in the design or manufacture of our products, the affected products could be subject to recall. Our exposure to indirect damages arising from failures covered by our warranty could be significant.

        Customers and End-users.

        The CM-100 product line was first delivered for commercial deployment in 2004. To date, our product has been commercially deployed by KDDI Corporation in Japan, and, in limited amounts, by Vic Tokai, a regional telecom provider in Japan targeting Ethernet-based services. WilTel, a U.S. wholesale telecommunications carrier selected the CM-100 for limited deployment in 2005. WilTel was subsequently acquired by Level 3 Communications, which ceased purchasing our products.

        Our sales to KDDI in Japan are made pursuant to agreements and related terms of sale with OKI, a distributor of telecom and enterprise products in Japan. We typically provide a fourteen-month product warranty and post-contract hardware and software support services with respect to products sold. OKI provides on-site product support services and training. Our distribution agreement sets general distribution terms regarding sales to targeted customers. OKI submits purchase orders for products on an as needed basis.

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

        Telecommunications company orders are short-term and typically involve short delivery time frames. The manufacture of products is mainly against purchase orders, although we are likely to order products based on sales forecasts and also to keep certain levels of products in inventory. We and our manufacturers perform final quality control and extensive testing prior to shipping. Product quality and reliability are of prime concern in all phases of the manufacturing process. Our facilities are subject to the ISO9001 certification process. This certification is required in order to sell to many of the telecommunication companies.

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

Industry Standards and Government Regulations

        Our products must comply with industry standards relating to telecommunications equipment. Before completing sales in a country, our products must comply with local telecommunications standards, recommendations of quasi-regulatory authorities and recommendations of standards-setting committees. In addition, public carriers require that equipment connected to their networks comply with their own standards. Telecommunication-related policies and regulations are continuously reviewed by governmental and industry standard-setting organizations and are subject to amendment or change. Although we believe that our products currently meet applicable industry and government standards, we cannot be sure that our products will comply with future standards.

        We are subject to telecom industry regulations and requirements set by telecommunication carriers that address a wide range of areas including quality, final testing, packaging and use of environmentally friendly components. We are making efforts to comply with the European Union’s Restriction of Hazardous Substances Directive that required telecom equipment suppliers to stop the usage of some materials that are not environmentally friendly by July 1, 2006. However, we believe that we will not be able to comply with this directive until 2008. These materials include cadmium, hexavalent chromium, lead, mercury, polybrominated biphenyls and polybrominatel diphenyl ethers. Under the directive, an extension for compliance through 2010 was granted with respect to the usage of lead in solders in telecommunication equipment. We expect that other countries, including countries we operate in, will adopt similar directives or other additional regulations.

Competition

        We compete on the basis of technological capability, price, customer service, product features, adherence to standards, quality, reliability, availability and technical support. With respect to our metro products, competition is based primarily on technological capability and the ability to develop a product that can be manufactured and sold with a cost structure that will allow for mass deployment to customers of telecommunication companies. Many of our competitors and potential competitors have greater financial, technological, manufacturing, marketing and personnel resources than we have. We also expect that companies with facilities in Asia, where engineering and production costs tend to be lower, will increasingly provide competition to us and our products.

        Our competitors in our targeted markets of metro and access telecom equipment are numerous and we expect competition to increase in the future. Our principal competitors for our products include Alcatel-Lucent, Cisco Systems, Inc., ECI Telecom Ltd., Ericsson, Fujitsu, Huwaei, NEC, Nortel Networks, Nokia-Siemens and UTStarcom.

Intellectual Property Rights

        We regard certain areas of technology as proprietary. We have obtained several patents and have filed U.S. and international patent applications covering certain key areas of our technologies. In general, we have relied on a combination of technical leadership, trade secret, copyright and trademark law and nondisclosure agreements to protect our unpatented proprietary know-how. Our proprietary technology incorporates algorithms, software, system design and hardware design that we believe is not easily copied. We believe that, because of the rapid pace of technological change in the telecommunications industry, patent and copyright protection are less significant to our competitive position than factors such as the knowledge, ability and experience of our personnel, new product development, market recognition and ongoing product maintenance and support.

Legal Proceedings

        On May 24, 2006, Bezeq – The Israeli Telecommunications Corporation Ltd. filed a lawsuit against us in the District Court of Tel Aviv. The complaint alleges that we breached supply undertakings regarding DSL products and services we supplied Bezeq and claims approximately $9.5 million in damages. We do not supply any more DSL products or services. We filed an answer denying the allegations in the complaint. We believe that this lawsuit is without merit and intend to vigorously defend against it.

        We are not a party to any other material pending legal proceedings, nor is any of our property the subject of any other material pending legal proceedings.

C.	ORGANIZATIONAL STRUCTURE

List of Significant Subsidiaries

        Corrigent Systems Inc., a subsidiary, is a Delaware corporation. As of March 31, 2007, Orckit owned approximately 93% of the shares of Corrigent Systems on a fully-diluted basis.

D.	PROPERTY, PLANT AND EQUIPMENT

        Our principal offices in Tel Aviv occupy approximately 50,000 square feet of rental space rented through a series of leases. Our major lease in Tel Aviv expires in December 2007 and we expect to be able to extend this lease. We have an option to terminate these lease agreements with six months’ prior written notice. We also maintain offices in San Jose, California, Tokyo, Japan, Mumbai, India and Seoul, South Korea. We believe that our offices and facilities are adequate for our current needs and that suitable additional or substitute space will be available when needed.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

A. OPERATING RESULTS

        Our operating and financial review and prospects should be read in conjunction with our financial statements, accompanying notes thereto and other financial information appearing elsewhere in or incorporated by reference into this Annual Report.

Overview

        Orckit was founded in 1990. We are an Israeli corporation engaged in the design, development, manufacture and marketing of telecom equipment that enables transmission of broadband services. Substantially all of our revenues in 2004, 2005 and 2006 were derived from the sale of our metro products, the CM-100 product line, to KDDI. Our historical revenues through December 31, 2003 were generated primarily from the sale of systems and customer premises modems based on digital subscriber line, or DSL, technology. We have terminated the sale of these DSL products. We expect to generate substantially all of our revenues in 2007 from the sale of our CM-100 metro products.

        The end-user base for our products is comprised primarily of large telecommunications companies, and has historically been concentrated in each year among a small number of companies. Sales to KDDI accounted for approximately 81.5% of our revenues in 2004, 99.8% of our revenues in 2005 and 97.2% of our revenues in 2006. We expect that in 2007 and for the foreseeable future we will continue to experience high customer concentration.

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

        Substantially all of our operating expenses in 2006 related to research and development expenses, selling, general and administrative expenses and capital expenditures for the operations and support related to our CM-100 and CM-4000 product lines and related technologies.

        Prior to 2005, we generated operating losses in each of the previous five years. Our revenues were insignificant in 2003 and the first half of 2004. We began for the first time to generate revenues from sales of our metro products in the second half of 2004. In 2005 and 2006, we recognized revenues solely from sales of our metro products, while controlling our operating expenses, and were able to generate operating and net income in these years, although the amount of operating and net income was significantly lower in 2006. Our sales declined in the second half of 2006 and we recognized an operating loss and a net loss in the fourth quarter of 2006. Our sales continued to decline in the first quarter of 2007. We recognized both an operating loss and a net loss in the first quarter of 2007, and it is likely that we will recognize an operating loss and a net loss for the full 2007 year.

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

        Our metro products address high-bandwidth packet services. We expect that “quadruple play” services will grow and drive the demand for our metro products. However, the growth of these services will be subject to the ability of telecom carriers to offer services at a price that is attractive to subscribers while generating profits to the carriers sufficient to justify a significant investment in new equipment. Our success will be directly affected by the ability of our customers to add subscribers for these new data services.

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

        Critical accounting policies are those that are most important to the portrayal of our financial condition and our results of operations, and require management’s most difficult, subjective and complex judgments, as a result of the need to make estimates about the effect of matters that are inherently uncertain. Our most critical accounting estimates, discussed below, pertain to revenue recognition, provision for doubtful accounts, provision for servicing products under warranty and stock-based compensation. In determining these estimates, management must use amounts that are based upon its informed judgments and best estimates. We evaluate our estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.

        We are also subject to risks and uncertainties that may cause actual results to differ from estimates and assumptions, such as changes in the economic environment, competition, foreign exchange, taxation and governmental programs. Certain of these risks, uncertainties and assumptions are discussed in “Item 3.D – Risk Factors.” To facilitate the understanding of our business activities, described below are certain accounting policies that are relatively more important to the portrayal of our financial condition and results of operations and that require management’s more subjective judgments. Please refer to Note 1 to our consolidated financial statements incorporated by reference into this Annual Report for a summary of all of our significant accounting policies.

Revenue Recognition

        Revenues from sales of products are recognized when title passes to the customer, provided that an appropriate form of arrangement exists, the fee is fixed or determinable and collectibility is reasonably assured.

        EITF Issue No. 03-5, “Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software” states that the revenue recognition guidance in Statement of Position 97-2 (“SOP 97-2”) also applies to non-software deliverables, such as computer hardware, if the software is essential to the functionality of the non-software deliverables. We applied SOP 97-2, as amended, in our financial statements. According to SOP 97-2, revenues from sales of software products are recognized when title passes to the customer, provided that an appropriate form of arrangement exists, the fee is fixed or determinable, collectibility is reasonably assured and vendor-specific objective evidence, or VSOE, of fair value for undelivered elements exists. VSOE is typically based on the price charged when an element is sold separately or, if an element is not sold separately, on the price established by authorized management, if it is probable that the price, once established, will not change before market introduction.

        In 2004, 2005 and 2006, we granted post-contract hardware and software support services, or PCS, in our sales to KDDI. The VSOE of the fair value of the PCS relating to these sales could not be determined. Accordingly, revenues for substantially all sales in 2004 through 2006 are being recognized ratably over the fourteen-month term of the PCS. Deferred income of $28.7 million as of December 31, 2005, represented $54.8 million of deferred revenues less the $26.1 million deferred cost of goods associated with these revenues. Deferred income of $3.2 million as of December 31, 2006 represented $5.9 million of deferred revenues, less the $2.7 million deferred cost of goods associated with these revenues. The deferred revenues and costs will be included in our statements of operations over the term of the PCS. Applicable costs that were deferred consist of a) cost of components used in manufacture and assembly, b) subcontractors fees for component procurement, manufacture, assembly, testing, shipment and final testing, c) expenses related directly to operational activities: salaries of manufacturing planning, support, procurement personnel, premises lease and related expenses of those departments, travel expenses of those employees, related expenses of subcontractors and depreciation of equipment used in the testing process, d) expenses addressing Post Contract Services of “level 3” and maintenance services including provisions for salary and travel expenses, e) warranty provisions for hardware repair, and f) OCS royalties on products sold.

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

        Under GAAP, we may be required to change our revenue recognition practice, including the method by which we recognize revenues over the applicable PCS period, if there are changes in the commercial terms of sales to our customers relating to the scope of product and service deliveries and payment terms, as well as because of changed commercial terms with our resellers and distributors. Depending on the amount of our deferred income, this type of change could have a material effect upon our results of operations.

Provision for servicing products under warranty

        Sales of our metro products to KDDI are subject to warranty for a period of fourteen months. We provide an estimate for warranty expense at the time revenues from the related sales are recognized. The annual provision for warranty is calculated as a percentage of the sales, based on historical experience, or where historical experience is not available, based on management estimates for expenses which may be required, to cover the amounts necessary to settle product-related matters existing as of the balance sheet date and which may arise during the warranty period.

        The amount of our estimated warranty liability may change if the costs incurred due to product failures increase in the future and exceed our estimates. In the event of any future problems with our products, we may need to increase the amount of our reserves.

Stock-based compensation expense

        Effective July 1, 2005, we account for stock-based compensation costs in accordance with Statement of Financial Accounting Statements Standards No. 123R – “Share-Based Payment” (“SFAS 123R”). We utilize the Black-Scholes option pricing model to estimate the fair value of stock-based compensation at the date of grant, which requires subjective assumptions, including dividend yields, expected volatility of our share price, expected life of the option and risk-free interest rates. Further, as required under SFAS 123R, we estimate forfeitures for options granted which are not expected to vest. Changes in these inputs and assumptions can materially affect the measure of estimated fair value of our stock-based compensation.

        Prior to July 1, 2005, we accounted for stock-based compensation costs in accordance with Accounting Principle Board Opinion number 25 (Accounting for Stock Issued to Employees), known as APB25, and related interpretations. Under this treatment, compensation cost for employee stock option plans was measured using the intrinsic value based method of accounting. We expensed $616,000 in 2005 and $855,000 in 2006 for stock-based compensation, of which $263,000 was recorded in 2005 for the period January 1 through June 30, 2005 and was calculated based on APB 25 and the balance of $353,000 was recorded for the period July 1 through December 31, 2005 and was calculated based on SFAS 123R. If we had used SFAS 123R from January 1, 2005 through December 31, 2005, our stock-based compensation expense for 2005 would have been $5.5 million. As of December 31, 2006, there was approximately $3.2 million of total unrecognized stock-based compensation expense related to non-vested stock-based compensation arrangements granted by us (including options whose vesting is subject to our meeting specified performance goals). That expense is expected to be recognized by us over a weighted-average period of 1.5 years.

Results of Operations

        The following table sets forth certain items from our consolidated statement of operations as a percentage of total revenues for the periods indicated:

	For the years ended December 31,
	2004	2005	2006

Revenues	100.0%	100.0%	100%
Cost of revenues	52.3	51.2	47.5

Gross profit	47.7	48.8	52.5
Research and development expenses, net	133.4	15.9	24.4
Selling, general and administrative expenses	106.4	15.9	25.2

Operating income (loss)	(192.1)	17.0	2.9
Financial income, net	13.6	2.6	5.3
Other income	-	2.4	-

Net income (loss)	(178.5)%	22.0%	8.2%

        Revenues. The substantial majority of our revenues of $11.3 million in 2004 and all of our revenues of $101.2 million in 2005 and $63.6 million in 2006 were generated from sales of our CM-100 product line. Almost all of these revenues were generated from sales to KDDI. We expect that substantially all of our revenues in 2007 will result from sales of the CM-100 product line.

        Gross Profit. Cost of revenues consists primarily of raw materials, subcontracting costs, costs for integration, assembly and testing of finished products, expenses related directly to operational activities, cost related to PCS and maintenance services and the payment of royalties to the Office of the Chief Scientist. Gross profit was $33.4 million (52.5% of revenues) in 2006 compared to $49.4 million (48.8% of revenues) in 2005 and $5.4 million (47.7% of revenues) in 2004. The substantial majority of our gross profit in 2006, 2005 and 2004 was a result of sales of our CM-100 products. The increase in our gross profit percentage was primarily attributable to revenues from software license fees.

        Operating Expenses

	Year ended December 31, ($ in millions)			% Change
	2004	2005	2006	2005 vs. 2004	2006 vs. 2005

Research and development, net	15.0	16.1	15.6	7.3%	(3.1)%
Selling, general and administrative	12.0	16.1	16.0	34.2%	(0.6)%
Total operating expenses	27.0	32.2	31.6	19.3%	(1.9)%

        Research and Development Expenses, net. Research and development expenditures consist primarily of materials, depreciation and salaries and related costs for engineering and technical personnel and subcontracting costs associated with developing new products and features. Our costs for research and development are expensed as incurred. Grants from the government of Israel for research and development are offset against our gross research and development expenditures. Research grants were $2.7 million in 2004, $173,000 in 2005 and $1.9 million in 2006. Research grants in 2006 were higher than in 2005 because a portion of the grants recognized in 2006 covered our research and development working plan for 2005. Our net research and development expenses were slightly lower in 2006 compared to 2005, mainly due to larger grants received from the Israeli Office of the Chief Scientist, partly offset by an increase in the cost of salaries of research and development employees. We anticipate that we will incur a higher level of research and development expenditures in 2007 compared with 2006 in connection with accelerated design efforts relating to the CM-4000 product line, as well as continued enhancements of the CM-100 product line.

        Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of costs relating to promotion, trade shows, compensation costs for marketing and sales personnel, and other general corporate expenses. Selling, general and administrative expenses in 2006 were similar to these expenses in 2005. Selling, general and administrative expenses increased in 2005 compared to 2004 due to an increase in marketing, promotion and sales activities with respect to the increased efforts of distribution of our metro products. We expect that marketing and sales expenses will moderately increase in 2007 as we increase our marketing activities and sales efforts as we attempt to expand the distribution of our metro products.

        Financial Income, net. Financial income consists primarily of interest on short term and long term investments and on bank deposits. In 2004, financial expense consisted primarily of interest payments with respect to our convertible subordinated notes, bank loans and amortization of the issuance costs of our convertible subordinated notes. It also included exchange rate differentials. In 2005, financial expense consisted primarily of interest payments with respect to bank loans and exchange rate differentials. In 2006, financial expense consisted primarily of losses from the sale of marketable securities.

        In 2004, we retired the remaining balance of our convertible subordinated notes in a principal amount of $16.2 million at par value. The retirement in 2004 did not result in a financial gain.

        Financial income, net was $1.5 million in 2004, $2.6 million in 2005 and $3.3 million in 2006. The fluctuations in our financial income were primarily driven by the amount of financial income derived from our investment in marketable securities. In 2005, exchange rate currency losses also impacted our financial income, net mainly due to fluctuations of the Japanese Yen versus the U.S. dollar which resulted in expenses of approximately $972,000, offset in part by income of approximately $410,000 from fluctuations of other currencies (mainly NIS) versus the U.S dollar. In 2006 we had net exchange rate currency income of approximately $397,000.

        Other Income. Other income consisted of capital gain in the amount of $2.4 million that we recognized in 2005 in connection with a sale for $4.2 million of our holdings in Siliquent Technologies Inc., a venture backed private technology entity.

Impact of Inflation, Devaluation and Fluctuation of Currencies on Results of Operations, Liabilities and Assets

        As of December 31, 2006, the majority of our assets in non-dollar currencies are in Japanese Yen (Yen) and in New Israeli Shekels (NIS). A devaluation of the Yen or NIS in relation to the U.S. dollar would have the effect of decreasing the dollar value of assets in Yen or NIS of Orckit, to the extent the underlying value is Yen or NIS based. Such a devaluation would also have the effect of reducing the U.S. dollar amount of any of our liabilities that are payable in NIS (unless such payables are linked to the U.S. dollar).

        Almost all of our sales in 2005 and 2006 were denominated in Yen. A substantial part of our expenses, principally payroll and payments to Israeli vendors, is in NIS, while a significant portion of the cost of goods sold is in U.S. dollars. Our results of operations are adversely affected by increases in the rate of inflation in Israel when such increases are not offset by a corresponding devaluation of the new Israeli shekel against the U.S. dollar. The results are also affected by the currency rate between the U.S. dollar and Yen. Due to the strengthening of the U.S. dollar exchange rate against the Yen in 2005 and to lesser extent in 2006, sales that were denominated in Yen were recognized based on higher Yen/U.S. Dollar exchange rates, resulting in lower revenues and gross margins and lower income than if the exchange rate had not changed from previous year.

        We are not presently engaged in hedging transactions. We may, however, enter into foreign currency derivatives, mainly forward exchange contracts, in order to protect our cash flows in respect of existing assets.

        The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS, the rate of inflation in Israel adjusted for the devaluation and, for 2004 through 2006, the devaluation rate of the Yen against the U.S. dollar:

Years Ended December 31,	Israeli Inflation Rate	NIS Devaluation Rate	Israel Inflation Adjusted for Devaluation	Yen Devaluation Rate

2002	6.5	7.3	(0.8)	n\a
2003	(1.9)	(7.6)	5.7	n\a
2004	1.2	(1.6)	2.8	(4.1)
2005	2.4	6.8	(4.4)	14.3
2006	(0.1)	(8.2)	(8.1)	1.2

B. LIQUIDITY AND CAPITAL RESOURCES

        We have historically financed our operations primarily through sales of equity, issuance of convertible notes and the receipt of grants to fund research and development, as well as from bank loan proceeds. In 2005, we also used cash from operations to finance our operations.

        We had working capital (total current assets net of total current liabilities) of $16.5 million as of December 31, 2004, a working capital deficit of $(6.3) million as of December 31, 2005 and working capital of $34.9 million as of December 31, 2006. The decrease in our working capital in 2005 occurred mainly as a result of collecting most of our accounts receivable and our decision to invest funds in long-term marketable securities, which are not included in working capital, partly offset by the repayment of our short-term bank loans, and a decrease in trade payables and deferred income. The increase in our working capital in 2006 occurred mainly as a result of a decrease in the balance of trade payables, accrued expenses and other payables and deferred income.

        We had cash, cash equivalents, long-term marketable securities and bank deposits of $85.6 million as of December 31, 2006 compared to $117.8 million as of December 31, 2005, and $77.2 million as of December 31, 2004. Since all of our revenues in 2005 and substantially all of our revenues in 2006 were recognized ratably over a 14-month period from product delivery, the increase of cash, cash equivalents and marketable securities did not result in a corresponding increase in revenues recognized in 2005. We expect that the balance of our cash, cash equivalents and marketable securities will decline in 2007.

        The majority of the amount of cash, cash equivalents and marketable securities was invested in securities denominated in U.S. dollars. In 2005, we repaid all of our bank borrowings in the amount of $31.0 million that were outstanding as of December 31, 2004.

        In March 2007, we issued convertible notes in the aggregate principal amount of approximately $25.8 million. See below under “–Convertible Notes” for more details.

Net Cash Provided by/Used in Operating Activities

        In 2006, we used $31.1 million of cash from operating activities primarily as a result of a decrease of $25.5 million in our deferred income and a decrease of $13.4 million in trade payables, accrued expenses and other payables, offset in part by our net income in the amount of $5.2 million.

        In 2005, we generated $72.6 million of cash from operating activities primarily as a result of our net income and a decrease of $54.1 million of trade receivables and other receivables, offset by a decrease of $9.0 million in trade payables and accrued expenses and an increase of $6.9 million in deferred income. A substantial part of the sales related to the receivables collected by us in 2005 were not recognized as revenue in 2005. The decrease in the accounts receivable balance as of December 31, 2005 in comparison to December 31, 2004 resulted from a decrease in deliveries to customers in the last quarter of 2005 in comparison to the last quarter of 2004.

        In 2004, we generated $938,000 of cash from operating activities primarily as a result of an increase in trade payables, and deferred income and trading of marketable securities, offset in part by our net loss and an increase in trade receivables.

Net Cash Provided by/Used in Investing Activities

        Our principal investing activity relating to our operations has been the purchase of equipment and other fixed assets used in our business. These purchases totaled $3.9 million in 2004, $1.9 million in 2005 and $910,000 in 2006. Our capital expenditures in 2004, 2005 and 2006 were primarily for the procurement of telecommunications equipment and related software tools.

        Our investing activities also included primarily the receipt of $58.3 million in 2006, $15.1 million in 2005 and $10.0 million in 2004 from marketable securities that came to maturity, offset by $48.3 million in 2006, $63.8 million in 2005 and $3.0 million in 2004 of investments in marketable securities.

Net Cash Provided by/Used in Financing Activities

        In 2006, $1.7 million of cash was provided by financing activities as a result of the exercise of stock options. In 2005, we used $25.0 million in financing activities as we repaid $31.0 million of bank borrowings, offset in part by the receipt of $6.0 million from the exercise of stock options. In 2004, $14.9 million was provided by financing activities as bank borrowings of $31.0 million were offset in part by the payment of $16.2 million in cash to redeem the remaining outstanding principal amount of our convertible subordinated notes.

Convertible Notes

        In March 2007, we issued convertible notes in the aggregate principal amount of approximately $25.8 million, resulting in net proceeds to us of approximately $25.0 million. The notes bear interest at the rate of 6% and are linked to the Israeli CPI. The notes are due in March 2017, and are subject to the right of the holders to request early repayment in March 2012. We have a right to force conversion of the notes if the market price of our ordinary shares exceeds $30 per share, subject to certain dilution adjustments, in any 20 trading days within a period of 30 consecutive trading days. If the forced conversion is effected on or prior to March 10, 2010, the notes will be converted based on a price of NIS 52.50 (approximately $12.50) per share. Thereafter, the notes would be converted based on a price of NIS 63.00 (approximately $15.00) per share. In each case, the conversion price is subject to adjustment for customary events.

        The notes are convertible at the election of the holders into our ordinary shares at the initial conversion price of NIS 52.50 (approximately $12.50) per share if the conversion occurs by March 10, 2010 and at the initial conversion price of NIS 63.00 (approximately $15.00) per share if the conversion occurs thereafter, in each case subject to adjustment for customary events.

        We undertook to register the notes on the Tel Aviv Stock Exchange within six months following issuance. If the registration is not concluded by that date, the holders will have the right to request repayment of the principal amount.

Convertible Subordinated Notes

        In March 2000, we sold $125 million aggregate principal amount of 5.75% convertible subordinated notes due on April 1, 2005. From 2000 to 2004, we repurchased and redeemed the outstanding balance of the principal amount of our convertible subordinated notes for an aggregate amount of $70.4 million. As a result, as of December 31, 2004, none of the convertible subordinated notes issued in 2000 remained outstanding. The repurchase and redemption of convertible subordinated notes constituted our primary use of cash in financing activities in 2003 and 2004.

Bank Borrowings

        On March 30, 2004, we borrowed $16.0 million from a bank in order to finance the early redemption of our convertible subordinated notes. This borrowing bore interest at a rate between 2.08% and 2.17% per year until maturity in May and July 2005. We have paid this loan on its maturity dates from the proceeds of our long-term marketable securities.

        In December 2004, we borrowed $15.0 million from a bank at an interest rate of 3.8% per year in order to enhance our working capital in anticipation of an increase of sales. This loan was fully repaid in January 2005.

Working Capitial

        We believe that we have sufficient working capital, including the net proceeds from our recent sale of convertible notes, to meet our anticipated operating and capital expenditure requirements for 2007 and 2008. If we do not have available sufficient cash to finance our operations, we may be required to obtain equity or debt financing. We cannot be certain that we will be able to obtain additional financing on acceptable terms or at all.

Government and Other Grants

        The Government of Israel encourages research and development projects through the Office of Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the OCS, pursuant to the Law for the Encouragement of Industrial Research and Development, 1984, as amended, commonly referred to as the “R&D Law”.

        Under the R&D Law, a research and development plan that meets specified criteria is eligible for a grant of up to 50% of certain approved research and development expenditures. The plan must be approved by the Office of the Chief Scientist.

        In prior years, we relied on grants from the Office of the Chief Scientist to finance a portion of our product development expenditures. During the three years ended December 31, 2006, we recognized research and development grants in an aggregate amount of approximately $4.7 million. As of December 31, 2006, total contingent liabilities to the Office of the Chief Scientist were approximately $6.5 million.

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

        The Israeli government is currently in the process of formulating a proposed amendment to the royalty regulations promulgated under the R&D Law. The amendment proposes changes to the royalty rates, which would vary from company to company based on the amount of its revenues and approval date of its program, up to a rate of 6%, and, as of 2006, an increase to the rate of interest accruing on grants by 1% per year. The amendment proposes to have retroactive effect from January 1, 2006, although there is no assurance as to whether and when it will be adopted.

        The R&D Law generally requires that a product developed under a program be manufactured in Israel. However, upon the approval of the Chief Scientist, some of the manufacturing volume may be performed outside of Israel, provided that the grant recipient pays royalties at an increased rate, which may be substantial, and the aggregate repayment amount is increased up to 300% of the grant, depending on the portion of the total manufacturing volume that is performed outside of Israel. The R&D Law further permits the OCS, among other things, to approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing into Israel as a substitute, in lieu of the increased royalties. We have obtained an approval from the Office of the Chief Scientist for manufacturing outside Israel. We intend to keep sufficient manufacturing activities in Israel so that, under certain assumptions, we will be subject to a repayment percentage of up to 150% of the grants we received and an increased royalty percentage payment. The R&D Law also allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the research committee is convinced that doing so is essential for the execution of the program. This declaration will be a significant factor in the determination of the Office of Chief Scientist whether to approve a program and the amount and other terms of benefits to be granted. For example, the increased royalty rate and repayment amount might be required in such cases.

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

        The R&D Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires the grant recipient and its controlling shareholders and foreign interested parties to notify the Office of the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient, and requires the new interested party to undertake to the Office of the Chief Scientist to comply with the R&D Law. In addition, the rules of the Office of the Chief Scientist may require additional information or representations in respect of certain of such events. For this purpose, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of the means of control of a company. “Means of control” refers to voting rights or the right to appoint directors or the chief executive officer. An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors. Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the Office of the Chief Scientist that it has become an interested party and to sign an undertaking to comply with the R&D Law.

Effective Corporate Tax Rates in Israel

        Generally, Israeli companies are subject to corporate tax on their taxable income at the rate of 31% for the 2006 tax year. Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961 (the “Tax Ordinance”), which came into effect on January 1, 2006, the corporate tax rate is scheduled to decrease as follows: 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived from assets purchased after January 1, 2003. However, the effective tax rate payable by a company that derives income from an Approved Enterprise program may be considerably less. For more information, please see “Item 10E. Taxation–Israeli Tax Considerations–Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959.”

        Under Israeli tax law, at December 31, 2006, we had accumulated losses for tax purposes amounting to approximately $138 million. These losses are available indefinitely to offset future taxable business income. As of December 31, 2006, our carry forward of capital losses for tax purposes were $39 million. Orckit and each of our subsidiaries are assessed on a stand-alone basis. Therefore, accumulated tax losses in each of the entities can offset future taxable business income only in the entity in which the losses were generated.

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

Inventory

        Inventory in 2005 and 2006 consisted primarily of finished products and raw materials and in 2004 primarily of finished products. Our inventory was $3.5 million as of December 31, 2006, $3.3 million as of December 31, 2005 and $5.5 million as of December 31, 2004. In 2006, our inventory level was similar to that of 2005. In 2006, we wrote off approximately $1.0 million of obsolete inventory due to the release of certain new sub-system line cards for our CM-100 product line. The decrease in inventory levels in 2005 resulted from a decrease in the volume of finished products due to a lower volume of shipments expected in the first quarter of 2006 in comparison to the first quarter of 2005.

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

        Our research and development staff consisted of 104 employees as of December 31, 2004, 133 employees as of December 31, 2005 and 144 employees as of December 31, 2006, most of whom are located in Israel and hold engineering or other advanced technical degrees. The number of research and development employees increased in 2006 and in 2005 because we increased our research and development efforts related to our CM-100 and CM-4000 product lines. Our gross research and development expenses were approximately $17.7 million in 2004, $16.3 million in 2005 and $17.4 million in 2006. These expenses were offset by grants from the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of the Government of Israel of approximately $2.7 million in 2004, $173,000 in 2005 and $1.9 million in 2006.

        In 2006, the majority of our research and development work was focused on the CM-100 and CM-4000 product lines, addressing software and hardware capabilities. We expect that these efforts will continue and comprise substantially all of our 2007 research and development plan. We expect that we will continue to commit substantial resources to research and development in the future. We believe that a continued commitment to research and development is required to maintain our technical excellence and launch new innovative products in the metro transport and access markets. If our applications for Office of Chief Scientist grants are not approved or partially approved, or if we elect not to receive these grants, our net research and development expenses will increase.

D. TREND INFORMATION

        The introduction of new data and video services to residential users and enterprises require significantly higher bandwidth support over metro networks. In areas where new high bandwidth services are offered, it is expected that demand for more robust metro products will increase. In response to this trend, we have focused on innovative telecom products for the metro area, where we expect to see a need for equipment upgrade over the coming years with the growth of new high bandwidth service offerings. These services are expected to include “quadruple play” services, that is, a bundled offering of voice, Internet access and high end high-definition (HD) video services, all based on IP protocols, offered by traditional telecom carriers, as well as TV over cellular services, that address video transmissions to advanced 3G and 3.5G handheld devices.

E. OFF-BALANCE SHEET ARRANGEMENTS

        We do not have any “off-balance sheet arrangements” as such term is defined in Item 5E of Form 20-F.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        The following table of our material contractual obligations as of December 31, 2006 summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated.

	Payment due by period ($ in thousands)
Contractual Obligations	Total	Less than 1 year		1-3 years	3-5 years	More than 5 years

Operating Lease Obligations	380	380	[1]	-	-	-
Purchase Obligations	3,889	3,889		-	-	-
Other Liabilities Reflected on our Balance Sheet under U.S. GAAP	22,494	18,237	[2]	-	-	4,257	[3]
Total	26,763	22,506		-	-	4,257

[1]	Our major premises leases allow for early termination upon advance notice. Accordingly, this amount reflects lease payments for the applicable notice period.. The amount is presented in the 1-3 years column since this is the average life period of our lease obligations.

[2]	These amounts reflect the trade payables, accrued expenses, deferred income and other payables presented in our balance sheet.

[3]	This amount reflects our accrued severance pay liability. The time of its payment, in whole or in part, cannot be predicted and, as a result, this amount is presented in the more than 5 years column. Out of this amount, $3.2 million has been previously funded by our contributions to employee plans.

        In addition, as of December 31, 2006, our contingent liability to the Office of the Chief Scientist in respect of grants received was approximately $6.5 million. This liability is required to be repaid only by royalties based on revenues derived from products (and related services) whose development was funded with these grants. The foregoing table does not include approximately $25.8 million aggregate principal amount of convertible notes since these notes were issued after December 31, 2006. See above under “–Liquidity and Capital Resources–Convertible Notes.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

        The following table sets forth certain information with respect to Orckit’s directors and executive officers.

Name	Age	Position

Eric Paneth	57	Chairman of the Board and Chief Executive Officer
Izhak Tamir	54	President and Director of Orckit and Chairman of the Board and Chief Executive Officer of Corrigent Systems
Aviv Boim	40	Chief Financial Officer
Leon Bruckman	49	Vice President, Chief Technology Officer of Corrigent Systems
Zvi Menahemi	39	Vice President, R&D of Corrigent Systems
Akio Ogiso	52	Vice President, Asia Pacific of Corrigent Systems
Oren Maymon	35	Vice President, Operations of Corrigent Systems
Miri Gelbman	55	Outside Director
Moshe Nir	57	Outside Director
Jed M. Arkin	43	Director
Moti Motil	54	Director

        The business experience of each of our directors and executive officers is as follows:

        Mr. Paneth has been Chairman of the Board of Directors and Chief Executive Officer of Orckit since its founding in 1990. From 1975 until 1983, Mr. Paneth was a senior engineer in the Israeli Government, and from 1985 to 1990, was head of a technical department in the Israeli Government. From 1983 until 1985, he was employed by Linkabit Inc., in San Diego, California. Mr. Paneth holds an advanced engineering degree from the Israel Institute of Technology, commonly known as the Technion. Since January 2000, Mr. Paneth has been a director of Tikcro Technologies Ltd.

        Mr. Tamir has been President and a Director of Orckit since its founding in 1990 and Chairman of the Board of Corrigent Systems since 2001 and Chief Executive Officer of Corrigent Systems since May 2007. Mr. Tamir has served as a Director of Gilat Satellite Networks Ltd. and of Scopus Video Networks since 2005. From 1987 until 1989, Mr. Tamir was employed by Comstream Inc., in San Diego, California. From 1985 until 1987, he was vice president of A.T. Communication Channels Ltd., a subsidiary of Bezeq - the Israel Telecommunications Corporation Ltd. From 1978 to 1985, he was a senior engineer in the Israeli Government. Mr. Tamir holds an engineering degree from the Technion and an M.B.A. from Tel Aviv University. Mr. Tamir has been chairman of the board of directors of Tikcro since January 2000 and its chief executive officer since August 2003.

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

        Mr. Bruckman joined Orckit in 1999 and currently serves as the Chief Technology Officer of Corrigent Systems. From September 2000 to February 2005, Mr. Bruckman served as Vice President and Chief System Architect of Corrigent Systems and from November 1999 to September 2000 Mr. Bruckman served as Vice President of system engineering of Corrigent Systems. From April 1996 to October 1999, Mr. Bruckman was Vice President of research and development and system engineering at HyNEX, which was acquired by Cisco. From August 1982 to March 1996, Mr. Bruckman held several positions with the access division of Tadiran Telecommunications, of which the last position was director of research and development. Mr. Bruckman holds a B.Sc. in Electrical Engineering from the Technion Institute and an MBA from Bar-Ilan University, Israel.

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

        Mr. Maymon has served as Vice President, Operations of Corrigent Systems since March 2007. From 2000 to 2007, he served as a Purchasing Manager and as Planning and Supply Chain Director of Corrigent Systems. From 1995 to 2000, Mr. Maymon served as a Purchasing Manager of Mobilecomm Communications Ltd. Mr. Maymon holds a practical engineering degree in Industry and Management from the Israeli Government Institute for Technology.

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

        Mr. Arkin has been a Director of Orckit since August 2001. From January 2000 through April, 2007, Mr. Arkin served as Chairman of MadahCom, Inc, a manufacturer of digital wireless public alerting systems. MadahCom was acquired by Cooper Industries (NYSE: CBE) in April, 2007. From March 2005 until April 2007, Mr. Arkin served as a director of Shamir Optical Industries Ltd. Since January 2005 he has been a director, and is currently Chairman, of Mosaic Crystals Ltd., a developer of Gallium Nitride semiconductor materials. From 1999 to 2001, he served as General Manager of merchant banking for Oscar Gruss & Son, a New York-based investment bank. From 1995 to 1998, Mr. Arkin served as Vice President of The Challenge Fund, an Israeli venture capital firm. He holds a B.A. from St. John’s College in Annapolis, Maryland, an M.B.A. from Harvard Business School and a J.D. from Harvard Law School.

        Mr. Motil has been a Director of Orckit since November 2002. Mr. Motil has served since 1996 as Vice President Finance and an associate of Palmot Ltd., an investment company based in Israel, and has also served since 2006 as Chief Financial Officer of Gan-Bair Senior Citizen Residence Ltd., a subsidiary of Palmot Ltd. From 1991 until 1996, he served as Chief Financial Officer of the Israeli subsidiary of Jan-Bell Marketing Inc., a retail company. Mr. Motil holds a B.A. degree in economics and accounting from Tel-Aviv University and he is a C.P.A.

        There are no family relationships between any of our directors or executive officers. There are no arrangements or understandings between any of our directors or executive officers and any other person pursuant to which our directors or executive officers were selected.

B.	COMPENSATION

        The aggregate direct remuneration paid by us to all persons as a group (12 persons,) who served in the capacity of director or executive officer in 2006, including the remuneration of Eric Paneth and Izhak Tamir detailed below, was approximately $3.0 million, which includes approximately $410,000 of pension, retirement or similar benefits, expenses reimbursed (including professional and other business association dues and expenses) and other fringe benefits. In 2006, we granted to this group (excluding Messrs. Paneth and Tamir) options to purchase an aggregate of 85,000 ordinary shares under the Orckit Israeli Share Incentive Plan. All of these options are contingent upon meeting various performance goals in addition to their vesting period. The options have an exercise price of $8.90 per share, which represented the market price of our ordinary shares on the date of grant. These options will expire in September 2013. In addition, 160,000 options which were granted in 2005 contingent upon meeting various performance goals had their goals modified in 2006.

Employment Agreements with Eric Paneth and Izhak Tamir

        In 1993, we entered into an employment agreement with each of Mr. Paneth and Mr. Tamir. These agreements were extended several times over the years without modification of the employment terms. The original agreement with each of them provided, among other things, for an annual bonus based on specified percentages of our pre-tax income for the applicable year. No bonus was paid under this provision in 2003 or 2004. After review of our expected results for 2005, we concluded that the bonus based on pre-tax income for 2005 was going to be significant. Based on our publicly announced projection in April 2005 of $15.0 million of net income for 2005, the bonus for each of Mr. Paneth and Mr. Tamir based on pre-tax income of 2005 would have amounted to approximately $730,000. With the consent of Messrs. Paneth and Tamir, we reduced the rate of the annual bonus based on pre-tax income and eliminated any such bonus for 2005 with respect to the first $15.0 million of pre-tax income, as detailed below. Since our actual pre-tax income for 2005 was $22.2 million, the related bonus for each of Mr. Paneth and Mr. Tamir would have been approximately $1.1 million under the original agreement. Pursuant to the amended agreement, the related bonus for each of them was approximately $217,000.

        Pursuant to the amended employment of each of Mr. Paneth and Mr. Tamir, each is entitled to an annual bonus based on our results of operations for 2006 and each subsequent fiscal year equal to the sum of: (i) 1.0% of the first $5.0 million of pre-tax income; (ii) 2.0% of pre-tax income between $5.0 million and $15.0 million; (iii) 3.0% of pre-tax income in excess of $15.0 million; and (iv) 0.25% of revenues. However, for 2005, the bonus with respect to pre-tax income was payable only to the extent that the amount of our pre-tax income exceeded $15.0 million and then only to the extent of 3% of the excess. The rate of the bonus based on revenues, equal to 0.25% of our revenues in each year, was not modified from the original agreement. As a result of these provisions, each of Mr. Paneth and Mr. Tamir received a bonus of approximately $214,000 with respect to 2006.

        The original employment agreement of each of Mr. Paneth and Mr. Tamir provided for a base salary payable in NIS, linked to the Israeli CPI, and customary employee benefits, such as managers’ insurance and employment fund, which are grossed up to cover income tax liabilities, and a company car (or, at the employee’s election, a cash payment added to the base salary in lieu of a car). Under the original employment agreement, the base salary and employee benefits increased by 15% per year. Accordingly, the base salary and employee benefits for each of Mr. Paneth and Mr. Tamir for 2005 would have been approximately $630,000 (based on the exchange rate on March 31, 2005 of NIS 4.361 to one U.S. dollar).

        The amended employment agreements reduced the base salary and employee benefits for 2005 of each of them, effective January 1, 2005, to the amount of NIS equal to $570,000 (based on the exchange rate on March 31, 2005 of NIS 4.361 to one U.S. dollar) and reduced the annual percentage used to adjust base salary from 15% to 5%, but subject to adjustments pursuant to the Israeli CPI beginning in 2006. The dollar equivalent of the salary will fluctuate in accordance with fluctuations of the exchange rate of the NIS to the U.S. dollar. There also may be adjustments as a result of changes in tax, national insurance and other applicable laws from time to time. Accordingly, the base salary and employee benefits of each of Mr. Paneth and Mr. Tamir for 2006 were approximately $605,000 (based on the average exchange rate in 2006 of NIS 4.452 to one U.S. dollar).

        The employment agreement of each of Mr. Paneth and Mr. Tamir is not for a specific term and requires six months advance notice by either us or the employee to terminate the employment agreement. Upon termination of the employment for any reason by either us or by the employee, we would make a severance payment equal to the employee’s last monthly salary multiplied by the number of years that he worked for us. According to Israeli labor law, this is the amount of severance generally payable to any employee who is terminated by his employer. In the event that the employment of Mr. Paneth or Mr. Tamir is terminated under circumstances in which we would not be required to pay the full amount of severance pursuant to Israeli labor law, his non-competition period will be extended from one to two years in consideration of receiving the additional amount. Since we reserve for these severance payments in our financial statements on an ongoing basis, as required by generally accepted accounting principles, we do not expect to recognize an additional accounting expense for these severance payments upon the termination of employment. Neither employment agreement provides for any other payments or “golden parachutes” upon termination of employment. The amendments to the employment agreements with Mr. Paneth and Mr. Tamir were approved by our shareholders at our 2005 Annual General Meeting.

C.	BOARD PRACTICES

Corporate Governance Practices

        We are incorporated in Israel and therefore are subject to various corporate governance practices under the Israeli Companies Law, 1999, or the Companies Law, relating to such matters as outside directors, the audit committee, the internal auditor and approvals of interested party transactions. These matters are in addition to the ongoing listing conditions of the Nasdaq Global Market and other relevant provisions of U.S. securities laws. Under the Nasdaq rules, a foreign private issuer may generally follow its home country rules of corporate governance in lieu of the comparable Nasdaq requirements, except for certain matters such as composition and responsibilities of the audit committee and the independence of its members. We plan to follow the Companies Law, the relevant provisions of which are summarized in this Annual Report, rather than comply with the Nasdaq requirements relating to the quorum for shareholder meetings, shareholder approval with respect to issuance of securities and sending annual reports to shareholders.

Nasdaq Requirements

        Under the Nasdaq rules, a majority of our directors are required to be “independent directors” as defined in Nasdaq’s rules. We are also required to have an audit committee, all of whose members are “independent directors” as defined in Nasdaq’s rules. Four out of the six members of our board of directors, namely, Messrs. Arkin, Nir and Motil and Ms. Gelbman, are independent directors under the Nasdaq requirements. Messrs. Nir and Motil and Ms. Gelbman are the members of our audit committee.

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

        The Nasdaq rules require that director nominees be selected or recommended for the board’s selection either by a committee composed solely of independent directors or by a majority of independent directors. The compensation of a company’s chief executive officer and other executive officers is required to be approved either by a majority of the independent directors on the board or a committee comprised solely of independent directors. Our audit committee, which is composed solely of independent directors, is authorized to also act as the nominating committee and compensation committee. Under the Nasdaq rules, the approval of the audit committee is also required to effect related-party transactions that would be required to be disclosed in our annual report.

Israeli Companies Law

Board of Directors

        According to the Companies Law and our articles of association, the oversight of the management of our business is vested in our board of directors. The board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders. As part of its powers, our board of directors may cause us to borrow or secure payment of any sum or sums of money for our purposes, at times and upon terms and conditions as it thinks fit, including the grant of security interests in all or any part of our property. Our board of directors may consist of between three and seven directors and currently consists of six directors.

        Under the Companies Law, our board of directors must determine the minimum number of directors having financial and accounting expertise, as defined in the regulations, that our board of directors should have. In determining the number of directors required to have such expertise, the board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that we require at least one director with the requisite financial and accounting expertise and that Mr. Motil has such expertise.

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

Outside Directors

        Qualifications of Outside Directors

        Under the Israeli Companies Law, companies incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel are required to appoint at least two outside directors. Outside directors are required to possess professional qualifications as set out in regulations promulgated under the Companies Law. Pursuant to our articles of association, we may appoint up to three outside directors. The Companies Law provides that a person may not be appointed as an outside director if the person or the person’s relative, partner, employer or any entity under the person’s control has, as of the date of the person’s appointment to serve as an outside director, or had, during the two years preceding that date, any affiliation with:

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

The initial term of an outside director is three years and may be extended for one additional term of three years. Thereafter, he or she may be reelected by our shareholders for additional periods of up to three years each only if the audit committee and the board of directors confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period is beneficial to the company. Outside directors may be removed from office only by a vote of the holders of at least 66-2/3% of the ordinary shares voting thereon, or by a court, and only if the outside directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company’s board of directors that exercises a power of the board of directors is required to include at least one outside director, except for the audit committee, which is required to include all the outside directors.

        Our outside directors are Ms. Gelbman and Mr. Nir, who were re-elected to a second three-year term in 2005.

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

        The role of the audit committee is to identify flaws in the management of our business, including in consultation with the internal auditor and our independent accountants, to suggest remedial measures and to approve specified related party transactions. Under the Companies Law, the audit committee may not approve an action or a transaction with related parties or with its office holders unless at the time of approval at least two outside directors are serving as members of the audit committee and at least one of whom was present at the meeting in which any approval was granted. Our audit committee consists of Mr. Nir, Ms. Gelbman and Mr. Motil. Our audit committee also performs other functions as described above under “Nasdaq Requirements.”

        Option Committee

        Our Option Committee administrates our share option plan, including the grant of options in exchange for Corrigent options, subject to certain exceptions. Our Option Committee is empowered, among other things, to approve option grants, optionees, dates of grant and the exercise price of options, subject to guidelines adopted by our board of directors. Grants of options to executive officers and directors require additional approvals pursuant to the Companies Law and Nasdaq rules. Messrs. Paneth, Tamir and Nir are currently the members of our option committee.

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

        Under the Companies Law, once an office holder complies with the above disclosure requirement, the transaction can be approved, provided that it is not adverse to the company’s interest. A director who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee will generally not be present at this meeting or vote on this matter unless a majority of the directors or members of the audit committee have a personal interest in the matter. If a majority of the directors have a personal interest in the matter, the matter also requires approval of the shareholders of the company. Under the Companies Law, unless the articles of association provide otherwise, a transaction with an office holder, or a transaction with a third party in which the office holder has a personal interest, requires approval by the board of directors. If it is an extraordinary transaction or an undertaking to indemnify or insure an office holder who is not a director, audit committee approval is required, as well. Arrangements regarding the compensation, indemnification or insurance of a director require the approval of the audit committee, board of directors and shareholders, in that order.

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

Approval of Private Placements

        Under the Companies Law, a private placement of securities requires approval by the board of directors and the shareholders of the company if it will cause a person to become a controlling shareholder or if:

—	the securities issued amount to 20% or more of the company's outstanding voting rights before the issuance;

—	some or all of the consideration is other than cash or listed securities or the transaction is not on market terms; and

—	the transaction will increase the relative holdings of a shareholder that holds 5% or more of the company’s outstanding share capital or voting rights or that will cause any person to become, as a result of the issuance, a holder of more than 5% of the company’s outstanding share capital or voting rights.

D.	EMPLOYEES

        The numbers and breakdowns of our employees as of the end of the past three years are set forth in the following table:

	As of December 31,
	2004	2005	2006

Numbers of employees by geographic location
Israel	161	197	205
United States	10	10	10
Elsewhere	10	12	13

Total workforce	181	219	228

Numbers of employees by category of activity
MIS, finance and administration	23	28	28
Research and development	104	133	144
Manufacturing, testing and quality assurance	26	26	16
Sales and marketing	28	32	40

Total workforce	181	219	228

        Our number of employees increased by nine between December 31, 2005 and December 31, 2006 due to an increase in the number of employees engaged in product development and sales and marketing, offset in part by a decline in the number of employees engaged in manufacturing, testing and quality assurance.

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

        We contribute amounts on behalf of most of our employees to funds known as Managers’ Insurance and/or pension funds. Each employee who agrees to participate in such funds contributes an amount equal to 5% of such employee’s base salary and the employer contributes approximately 15% of such salary, which 15% includes the 8.3% for severance pay.

E.	SHARE OWNERSHIP

        As of March 31, 2007, Messrs. Eric Paneth and Izhak Tamir, each beneficially owned 1,224,063 ordinary shares, or 7.5% of our ordinary shares. This includes options to purchase (i) 60,000 of our ordinary shares at nominal value, which expire in August 2010, and (ii) 420,000 of our ordinary shares at $27.14 per share, which expire in June 2012. In addition, each of Messrs. Eric Paneth and Izhak Tamir hold stock options of Corrigent. Pursuant to the exchange program described below under “–Exchange of Corrigent Options”, on or after June 23, 2007, such options might be exchanged for options to acquire up to approximately 1.9% of our outstanding ordinary shares on a fully diluted basis after giving effect to such exchange as of the dates of such exchanges.

        Except for Messrs. Paneth and Tamir, none of our executive officers or directors beneficially owns 1% or more of our outstanding ordinary shares.

        At March 31, 2007, outstanding options to purchase a total of 5,250,860 ordinary shares (including options whose vesting is subject to our meeting specified performance goals) were outstanding under our share incentive plan, of which options to purchase a total of 1,497,862 ordinary shares were held by our directors and officers (11 persons) as a group. Our share incentive plan is administered by an option committee of our board of directors, which is empowered, subject to applicable law, to determine the optionees, dates of grant and the exercise price of options. Unless otherwise decided by our board of directors or the option committee, options granted under the share incentive plan are non-assignable except by the laws of descent. The outstanding options are exercisable at purchase prices which range from $0 to $27.14 per share, vest mainly over periods of up to five years, and have expiration dates which range from 2007 to 2016.

Exchange of Corrigent Options

        At our annual meeting of shareholders held in June 2005, our shareholders approved the potential exchanges, from time to time, of all of the vested stock options of Corrigent, which constituted at that time approximately 10% of the outstanding share capital of Corrigent (on a fully diluted basis), for vested options for up to 10% of our outstanding ordinary shares (on a fully diluted basis after giving effect to such issuances). The goal of this program is to simplify our capital structure by increasing our fully diluted ownership percentage of Corrigent to up to 100%. Generally, our option committee, along with the board of directors of Corrigent, will determine the persons who will be offered to exchange and the amount and terms of such exchange. Our audit committee and board of directors will determine the amount and terms with respect to exchanges of Corrigent stock options held by Messrs. Paneth and Tamir, which will be on substantially the same terms as those of other option holders and will not occur prior to June 23, 2007. Corrigent options are exercisable for the par value of Corrigent shares, $0.01 per share, and the Orckit options granted in the exchanges would be exercisable at the same price. The issuance of our ordinary shares upon the exercise of our options received in any exchange will be covered by a Registration Statement on Form S-8 filed with the SEC under the Securities Act of 1933, as amended.

        Corrigent does not intend to grant any additional options. Since the outstanding Corrigent options vest through the end of 2008, it is expected that the series of exchanges will not be completed earlier than the end of 2008. During 2005, our option committee approved certain exchanges, effective as of January 1, 2006, of approximately 3% of Corrigent capital stock on a fully diluted basis for options to purchase approximately 497,000 of Orckit’s ordinary shares. Following these exchanges, Orckit’s holding in Corrigent was increased from 90% to approximately 93% of Corrigent’s capital stock on a fully diluted basis. After giving effect to these exchanges, options to purchase up to approximately 7.0% of the ordinary shares of Orckit outstanding (on a fully diluted basis after giving effect to such exchanges) as of the dates of exchange could be issued in exchange for Corrigent options. The number of Orckit options issuable in exchange for Corrigent options may change as a result of a change in the value of Corrigent relative to the value of Orckit at the time of the exchange.

        We will not be required to record an expense in our financial statements under U.S. generally accepted accounting principles in connection with these exchanges to the extent that the fair value of the Orckit options that we grant in exchange for Corrigent options does not exceed the fair value of the Corrigent options being exchanged. When the exchange program was initially approved in 2005, our audit committee and board of directors determined, based on an independent valuation, that the fair market value of 10% of the outstanding capital stock of Corrigent (on a fully diluted basis) at the time the exchange program was approved was equal to the value of 10% of the outstanding ordinary shares of Orckit (on a fully diluted basis).

        If the fair market values of the exchangeable options are equal, then we will not record an expense in our financial statements in connection with the exchange. As a result, in any exchange, we will not issue Orckit options that represent a percentage of the fully diluted ownership of Orckit that is greater than the percentage of the fully diluted ownership of Corrigent represented by the Corrigent options to be exchanged. For example, if an exchange is for stock options constituting 2.5% of the outstanding capital stock of Corrigent (on a fully diluted basis), then we would issue in this exchange the lesser of (i) an amount of options for ordinary shares of Orckit equal to the fair market value of these Corrigent stock options on the exchange date or (ii) options for Ordinary Shares constituting 2.5% of the ordinary shares of Orckit outstanding (on a fully diluted basis after giving effect to such issuance) on the exchange date.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

        To our knowledge, (A) we are not directly or indirectly owned or controlled (i) by another corporation or (ii) by any foreign government and (B) there are no arrangements, the operation of which may at a subsequent date result in a change in control of Orckit.

        The following table sets forth, as of March 31, 2007, the number of our ordinary shares, which constitute our only voting securities, beneficially owned by (i) all shareholders known to us to own more than 5% of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group. The voting rights of all shareholders are the same. As of March 31, 2007, 15,766,512 of our ordinary shares were outstanding.

Identity of Person or Group	Amount Owned		Percent of Class

Eric Paneth (1)	1,224,063		7.5%
Izhak Tamir (2)	1,224,063		7.5%
David J. Greene and Company, LLC (3)	1,195,252		7.6%
FMR Corp. (4)	1,089,400		6.9%
All directors and executive officers as a group (11 persons)	2,702,302	(5)	15.9%

(1)(2)	Includes, in the case of each of Messrs. Tamir and Paneth, 480,000 ordinary shares issuable upon the exercise of options that are currently vested or vest within 60 days following March 31, 2007 but excludes ordinary shares issuable upon the exercise of options that may be issued in the future in exchange for stock options of Corrigent held by each of them (see Item 6.E above). This figure also includes, in the case of each of Messrs. Tamir and Paneth, 420,000 ordinary shares subject to a six-year variable forward sale contract entered into with Credit Suisse Capital LLC on March 1, 2006. Under each such contract, 420,000 ordinary shares were pledged to Credit Suisse as collateral.

(3)	Based on an initial Schedule 13G of David J. Greene and Company, LLC filed on February 8, 2007 with the Securities and Exchange Commission.

(4)	Based on an initial Schedule 13G of FMR Corp. and Edward C. Johnson 3d filed on February 14, 2007 with the Securities and Exchange Commission.

(5)	Includes 1,214,176 ordinary shares which may be purchased pursuant to options exercisable within sixty days following March 31, 2007. As discussed in Item 6.E above, stock options of Corrigent held by directors and executive officers of Orckit may be exchanged for options of Orckit.

        As of March 31, 2004, each of Mr. Paneth and Mr. Tamir beneficially owned 2,255,313 ordinary shares, or 16.7% of our outstanding ordinary shares. The reduction in each of their holdings was caused principally by (i) the waiver on February 14, 2005 of an option to purchase 420,000 ordinary shares at a 10% premium over the market price on the date of exercise, (ii) the sale of 300,000 ordinary shares on Nasdaq between February 1, 2005 and April 26, 2005, (iii) the sale of 520,000 ordinary shares on Nasdaq between July 1, 2005 and April 25, 2006 pursuant to a trading plan under Rule 10b5-1(c) entered into in May 2005 with respect to 600,000 ordinary shares and (iv) the transfer of 215,000 ordinary shares on December 8, 2005 to a blind trust for a period of two years, offset by increases in beneficial ownership attributable to (v) the vesting of 3,750 options which were not vested within 60 days from March 31, 2004 and (vi) the grant on June 23, 2005 of an option to purchase 420,000 ordinary shares at the market price on the date of grant with a seven year term. The objective of the blind trust referenced in clause (v) above is to extract value from the volatility of the shares while enabling Messrs. Paneth and Tamir to maintain their holdings in the shares, subject to market conditions. Commencing March 2006, the trust runs a yield enhancement program with respect to the shares. The program is run by actively managing the selling and buying back of options with respect to the shares. Shares of the trust might be assigned and delivered pursuant to transactions effected under the program. After two years, if the trust is not extended, the shares owned by the trust at that time will be distributed from the trust back to Messrs. Paneth and Tamir. The foregoing information is based mainly on reports on Schedule 13D filed with the SEC by Messrs. Paneth and Tamir.

        As of March 31, 2007, there were 48 holders of record of our ordinary shares in the United States who collectively held approximately 96% of our outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

B.	RELATED PARTY TRANSACTIONS

Tikcro Management Agreement

        Following the sale of Tikcro’s business to STMicroelectronics in April 2003, we agreed to provide Tikcro administrative services. For the services rendered in 2004, Tikcro paid us $100,000. Fees paid by Tickro in 2005 were $72,000. In 2006, the fees paid by Tikcro were $48,000.

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

Significant Changes

        No significant change has occurred since December 31, 2006, except as otherwise disclosed in this Annual Report.

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

Calendar Year	Price Per Share
	High	Low

2006	$31.22	$6.75
2005	$29.55	$8.03
2004	$8.57	$4.82
2003	$7.87	$0.98
2002	$7.20	$0.90

Calendar Period	Price Per Share
	High	Low

2007
Second Quarter (through May 9, 2007)	$11.60	$10.14
First Quarter	$12.42	$9.23
2006
First Quarter	$31.22	$20.04
Second Quarter	$23.46	$8.82
Third Quarter	$10.60	$6.75
Fourth Quarter	$12.07	$7.21
2005
First Quarter	$20.50	$8.03
Second Quarter	$28.15	$17.14
Third Quarter	$29.55	$21.97
Fourth Quarter	$25.76	$12.22

Calendar Month	Price Per Share
	High	Low

2007
April	$11.15	$10.14
March	$12.42	$10.06
February	$11.74	$9.35
January	$10.45	$9.23
2006
December	$11.85	$9.50
November	$12.07	$8.23

        The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported on the Tel-Aviv Stock Exchange.

Calendar Year	Price Per Share
	High	Low

2006	$30.91	$6.78
2005	$29.43	$7.95
2004	$8.53	$4.93
2003	$7.79	$1.18

Calendar Period	Price Per Share
	High	Low

2007
Second Quarter (through May 9, 2007)	11.76	10.15
First Quarter	12.41	9.33
2006
First Quarter	30.91	21.85
Second Quarter	23.54	8.74
Third Quarter	10.78	6.78
Fourth Quarter	12.08	7.29
2005
First Quarter	$20.40	$7.95
Second Quarter	$27.82	$17.63
Third Quarter	$29.43	$22.10
Fourth Quarter	$25.71	$16.23
2004
First Quarter	$7.88	$5.02
Second Quarter	$8.05	$5.09
Third Quarter	$8.22	$4.93
Fourth Quarter	$8.53	$5.14

Calendar Month	Price Per Share
	High	Low

2007
April	11.07	10.15
March	12.41	10.29
February	11.77	9.49
January	10.45	9.33
2006
December	11.95	9.49
November	12.08	8.24

        The share prices as presented above in US dollars were originally denominated in New Israeli Shekels and were converted to US dollars using the representative exchange rate between the US dollar and the New Israeli Shekels published by the Bank of Israel for each applicable day in the presented period.

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

D.	SELLING SHAREHOLDERS

        Not applicable

E.	DILUTION

        Not applicable

F.	EXPENSES OF THE ISSUE

        Not applicable

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

        Not applicable

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

Objects and Purposes

        We were first registered under Israeli law on January 22, 1990 as a private company, and, on July 22, 1996, became a public company. Our registration number with the Israeli registrar of companies is 52-004287-0. Our object is to engage, directly or indirectly, in any lawful undertaking or business whatsoever, including, without limitation, as stipulated in our memorandum and articles of association, which are filed as exhibits to this Annual Report.

Borrowing Powers

        Our articles of association provide that our board of directors may from time to time, in its discretion, cause us to borrow any sums of money for our purposes, and may secure or provide for the repayment of such sums in such manner, at such times and upon such terms and conditions in all respects as it thinks fit.

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

Indemnification, Exculpation and Insurance of Office Holders

Exculpation of Office Holders

        Under the Companies Law, an Israeli company may not exempt an office holder from liability for breach of his duty of loyalty, but may exempt in advance an office holder from liability to the company, in whole or in part, for a breach of his duty of care (except in connection with distributions), provided the articles of association of the company allow it to do so. Our articles of association allow us to exempt our office holders to the fullest extent permitted by law, and we have done so.

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

        For a description of our convertible notes, see: –“Liquidity and Capital Resources–Convertible Notes” under Item 5B of this Annual Report on Form 20-F.

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

United States Federal Income Tax Considerations

        The following summary describes the material U.S. federal income tax consequences to “U.S. Holders” (as defined below) arising from the purchase, ownership or disposition of our ordinary shares. This summary is based on the Internal Revenue Code of 1986, as amended, or the “Code,” the final, temporary and proposed U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change (possibly with retroactive effect) or different interpretations. For purposes of this summary, a “U.S. Holder” will be deemed to refer only to any of the following holders of our ordinary shares:

—	an individual who is either a U.S. citizen or a resident of the U.S. for U.S. federal income tax purposes;

—	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the U.S. or any political subdivision thereof;

—	an estate the income of which is subject to U.S. federal income tax regardless of the source of its income; and

—	a trust, if (a) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

        This summary does not consider all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders by reason of their particular circumstances, including potential application of the U.S. federal alternative minimum tax, or any aspect of state, local or non-U.S. federal tax laws or U.S. federal tax laws other than U.S. federal income tax laws. In addition, this summary is directed only to U.S. Holders that hold our ordinary shares as “capital assets” within the meaning of Section 1221 of the Code and does not address the considerations that may be applicable to particular classes of U.S. Holders, including financial institutions, regulated investment companies, real estate investment trusts, pension funds, insurance companies, broker-dealers, tax-exempt organizations, grantor trusts, partnerships or other pass-through entities, holders whose functional currency is not the U.S. dollar, U.S. Holders who have elected mark-to-market accounting, U.S. Holders who acquired our ordinary shares through the exercise of options or otherwise as compensation, U.S. Holders who hold our ordinary shares as part of a “straddle,” “hedge” or “conversion transaction,” U.S. Holders selling our ordinary shares short, U.S. Holders deemed to have sold our ordinary shares in a “constructive sale,” and holders, directly, indirectly or through attribution, of 10% or more (by vote or value) of our outstanding ordinary shares. If a partnership (including for this purpose any entity, domestic or foreign, treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ordinary shares, the U.S. federal income tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. A partnership that is a beneficial owner of our ordinary shares, and partners in such partnership, are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the purchase, ownership and disposition of our ordinary shares.

        Each U.S. Holder should consult with its own tax advisor as to the particular tax consequences to it of the purchase, ownership and sale of our ordinary shares, including the effects of applicable tax treaties, state, local, foreign or other tax laws and possible changes in the tax laws.

Sale, Exchange or Other Taxable Disposition of Ordinary Shares

        Subject to the discussion below under “Passive Foreign Investment Company Status,” a U.S. Holder’s sale, exchange or other taxable disposition of ordinary shares generally will result in the recognition by such U.S. Holder of capital gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s tax basis in the ordinary shares disposed of (determined in U.S. dollars). This gain or loss will be long-term capital gain or loss if such ordinary shares have been held or are deemed to have been held for more than one year at the time of the disposition. Individual U.S. Holders currently are subject to a maximum tax rate of 15% on long-term capital gains for tax years beginning on or before December 31, 2010. Short-term capital gains generally are taxed at the same rates applicable to ordinary income. If the U.S. Holder’s holding period on the date of the taxable disposition is one year or less, such gain or loss will be a short-term capital gain or loss. See “–Israel–Capital Gains Tax” for a discussion of taxation by Israel of capital gains realized on sales of our ordinary shares. Any capital loss realized upon the taxable disposition of ordinary shares generally is deductible only against capital gains and not against ordinary income, except that non-corporate U.S. Holders generally may deduct annually from ordinary income up to $3,000 of capital losses in excess of capital gains. In general, any capital gain or loss recognized by a U.S. Holder upon the taxable disposition of ordinary shares will be treated as U.S.-source income or loss for U.S. foreign tax credit purposes. However, under the tax treaty between the United States and Israel, gain derived from the taxable disposition of ordinary shares by a U.S. Holder who is a resident of the U. S. for purposes of the treaty and who sells the ordinary shares within Israel may be treated as foreign-source income for U.S. foreign tax credit purposes.

        A U.S. Holder’s tax basis in his, her or its ordinary shares generally will be the U.S. dollar purchase price paid by such U.S. Holder to acquire such ordinary shares. The U.S. dollar cost of an ordinary share purchased with foreign currency generally will be the U.S. dollar value of the purchase price on the date of purchase or, in the case of our ordinary shares that are purchased by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects), on the settlement date for the purchase. Such an election by an accrual basis U.S. Holder must be applied consistently from year to year and cannot be revoked without the consent of the U.S. Internal Revenue Service. The holding period of each ordinary share owned by a U.S. Holder will commence on the day following the date of the U.S. Holder’s purchase of such ordinary share and will include the day on which the ordinary share is sold by such U.S. Holder.

        In the case of a U.S. Holder who uses the cash basis method of accounting and who receives NIS in connection with the taxable disposition of ordinary shares, the amount realized will be based on the “spot rate” of exchange on the settlement date of such taxable disposition. If such U.S. Holder subsequently converts NIS into U.S. dollars at a conversion rate other than the spot rate in effect on the settlement date, he, she or it may have a foreign currency exchange gain or loss treated as ordinary income or loss for U.S. federal income tax purposes. A U.S. Holder who uses the accrual method of accounting may elect the same treatment required of cash method taxpayers with respect to a taxable disposition of ordinary shares, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the U.S. Internal Revenue Service. If an accrual method U.S. Holder does not elect to be treated as a cash method taxpayer (pursuant to U.S. Treasury Regulations applicable to foreign currency transactions), such U.S. Holder may be deemed to have realized an immediate foreign currency gain or loss for U.S. federal income tax purposes in the event of any difference between the U.S. dollar value of the NIS on the date of taxable disposition and the settlement date. Any such currency gain or loss generally would be treated as U.S. source ordinary income or loss and would be subject to tax in addition to any gain or loss recognized by such U.S. Holder on the taxable disposition of ordinary shares.

Treatment of Distributions

        For U.S federal income tax purposes, the amount of a distribution with respect to our ordinary shares will equal the amount of cash distributed, the fair market value of any property distributed and the amount of any Israeli taxes withheld on such distribution as described below under “Israel – Tax on Dividends.” Other than distributions in liquidation or in redemption of our ordinary shares that are treated as exchanges, a distribution with respect to our ordinary shares paid by us to a U.S. Holder generally will be treated as a dividend to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of any distribution that exceeds these earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis in his, her or its ordinary shares (but not below zero), and then generally as capital gain from a deemed sale or exchange of such ordinary shares. Corporate U.S. Holders generally will not be allowed a deduction under Section 243 of the Code for dividends received on our ordinary shares and thus will be subject to tax at the rate applicable to their taxable income. Currently, a noncorporate U.S. Holder’s “qualified dividend income” generally is subject to tax at a rate of 15%. For this purpose, “qualified dividend income” generally includes dividends paid by a foreign corporation if, among other things, the noncorporate U.S. Holder meets certain minimum holding period requirements and either (a) the stock of such corporation is readily tradable on an established securities market in the U.S., including the Nasdaq National Market, or (b) such corporation is eligible for the benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The U.S. Secretary of the Treasury has indicated that the income tax treaty between the U.S. and Israel is satisfactory for this purpose. Dividends paid by us will not qualify for the 15% U.S. federal income tax rate, however, if we are treated, for the tax year in which the dividends are paid or the preceding tax year, as a “passive foreign investment company” for U.S. federal income tax purposes. See the discussion below under the heading “Passive Foreign Investment Company Status.” U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of their receipt of any distributions with respect to our ordinary shares.

        A dividend paid by us in NIS will be included in the income of U.S. Holders at the U.S. dollar amount of the dividend, based on the “spot rate” of exchange in effect on the date of receipt or deemed receipt of the distribution, regardless of whether the payment is in fact converted into U.S. dollars. U.S. Holders will have a tax basis in the NIS for U.S. federal income tax purposes equal to that U.S. dollar value. Any gain or loss upon the subsequent conversion of the NIS into U.S. dollars or other disposition of the NIS will constitute foreign currency gain or loss taxable as ordinary income or loss and will be treated as U.S.-source income or loss for U.S. foreign tax credit purposes.

        Dividends received with respect to our ordinary shares will constitute “portfolio income” for purposes of the limitation on the use of passive activity losses and, therefore, generally may not be offset by passive activity losses. Dividends received with respect to our ordinary shares also generally will be treated as “investment income” for purposes of the investment interest deduction limitation contained in Section 163(d) of the Code, and as foreign-source passive income for U.S. foreign tax credit purposes or, in the case of a U.S. Holder that is a financial services entity, financial services income. Subject to certain limitations, U.S. Holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability any Israeli income tax withheld from distributions on our ordinary shares which constitute dividends under U.S. income tax law. U.S. Holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld, but only if the U.S. Holder elects to do so with respect to all foreign income taxes in such year. In addition, special rules may apply to the computation of foreign tax credits relating to “qualified dividend income,” as defined above. The calculation of foreign tax credits and, in the case of a U.S. Holder that elects to deduct foreign income taxes, the availability of deductions are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. U.S. Holders are urged to consult their own tax advisors regarding the availability to them of foreign tax credits or deductions in respect of any Israeli tax withheld or paid with respect to any dividends which may be paid with respect to our ordinary shares.

Passive Foreign Investment Company Status

        Generally, a foreign corporation is treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for any tax year if, in such tax year, either (i) 75% or more of its gross income (including its pro rata share of the gross income of any company in which it owns 25% or more of the shares by value) is passive in nature (the “Income Test”), or (ii) the average percentage of its assets during such tax year (including its pro rata share of the assets of any company in which it owns 25% or more of the shares by value) which produce, or are held for the production of, passive income (determined by averaging the percentage of the fair market value of its total assets which are passive assets as of the end of each quarter of such year) is 50% or more (the “Asset Test”). Passive income for this purpose generally includes dividends, interest, rents, royalties and gains from securities and commodities transactions.

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

        Based on the composition of our gross income and the composition and value of our gross assets during 2005 and 2006, we do not believe that we were a PFIC in 2005 or 2006. However, it is likely, under the approach set forth in the legislative history to the 1997 Act, that we would have been classified as a PFIC in 2002, 2003 and 2004, primarily because (a) a significant portion of our assets consisted of cash, short- and long-term deposits and marketable securities from the remaining proceeds of our offerings, and (b) the relatively low public market valuation of our ordinary shares. In addition, there can be no assurance that we will not be deemed a PFIC in any future tax year.

        Accordingly, U.S. Holders are urged to consult their own tax advisors for guidance as to our status as a PFIC in any tax year. For those U.S. Holders who determine that we are a PFIC in any tax year and notify us in writing of their request for the information required in order to effectuate the QEF Election described below, we will promptly make such information available to them.

        If we are treated as a PFIC for U.S. federal income tax purposes for any year during a U.S. Holder’s holding period of ordinary shares and the U.S. Holder does not make a QEF Election or a “mark-to-market ” election (both as described below):

—	“Excess distributions” by us to a U.S. Holder would be taxed in a special way. “Excess distributions” with respect to any U.S. Holder are amounts received by such U.S. Holder with respect to our ordinary shares in any tax year that exceed 125% of the average distributions received by such U.S. Holder from us during the shorter of (i) the three previous years, or (ii) such U.S. Holder’s holding period of our ordinary shares before the then-current tax year. Excess distributions must be allocated ratably to each day that a U.S. Holder has held our ordinary shares. A U.S. Holder must include amounts allocated to the current tax year in his, her or its gross income as ordinary income for that year, pay tax on amounts allocated to each prior tax year in which we were a PFIC at the highest rate on ordinary income in effect for such prior year and pay an interest charge on the resulting tax at the rate applicable to deficiencies of U.S. federal income tax.

—	The entire amount of any gain realized by a U.S. Holder upon the sale or other disposition of our ordinary shares also would be treated as an “excess distribution” subject to tax as described above.

—	The tax basis in ordinary shares acquired from a decedent who was a U.S. Holder would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis, if lower.

        Although we generally will be treated as a PFIC as to any U.S. Holder if we are a PFIC for any year during the U.S. Holder’s holding period, if we cease to be a PFIC, the U.S. Holder may avoid the consequences of PFIC classification for subsequent years if he, she or it elects to recognize gain based on the unrealized appreciation in his, her or its ordinary shares through the close of the tax year in which we cease to be a PFIC.

        A U.S. Holder who beneficially owns shares of a PFIC must file U.S. Internal Revenue Service Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with the U.S. Internal Revenue Service for each tax year in which he, she or it holds shares in a PFIC. This form describes any distributions received with respect to these shares and any gain realized upon the disposition of these shares.

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

        A U.S. Holder may make a QEF Election with respect to a PFIC for any tax year of the U.S. Holder. A QEF Election is effective for the tax year in which the election is made and all subsequent tax years of the U.S. Holder. Procedures exist for both retroactive elections and the filing of protective statements. A U.S. Holder making the QEF Election must make the election on or before the due date, as extended, for the filing of the U.S. Holder’s U.S. federal income tax return for the first tax year to which the election will apply. Upon his, her or its request, we will provide to each U.S. Holder, who wishes to make a QEF Election for any year in which we are treated as a PFIC, the information required to make a QEF Election and to make subsequent annual filings.

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

        The implementation of many aspects of the Code’s PFIC rules requires the issuance of Treasury Regulations which in many instances have yet to be promulgated and which may have retroactive effect when promulgated. We cannot be sure that any of these regulations will be promulgated or, if so, what form they will take or what effect they will have on the foregoing discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. Holders should consult their own tax advisors regarding our status as a PFIC and the eligibility, manner and advisability of making a QEF Election or a mark-to-market election if we are treated as a PFIC.

Information Reporting and Backup Withholding

        Payments in respect of our ordinary shares that are made in the U.S. or by certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding tax at rates equal to 28% through 2010 and 31 % after 2010 (unless legislation is enacted that provides otherwise). Information reporting will not apply, however, with respect to payments to certain U.S. Holders, including corporations and tax-exempt organizations. In addition, backup withholding will not apply to a U.S. Holder that (i) is a corporation or comes within certain exempt categories, and demonstrates that fact when so required, or (ii) furnishes a correct taxpayer identification number and furnishes other required certifications. U.S. Holders required to establish their exemption from backup withholding generally must provide a certification on IRS Form W-9 (or substitute form). Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service. U.S. Holders should consult their own tax advisors regarding their qualification for an exemption from backup withholding and the procedures of obtaining such an exemption, if applicable.

Israeli Tax Considerations

        The following discussion, which represents a summary of the current tax structure applicable to companies in Israel, with special reference to its effect on us, and certain Israeli tax laws affecting our shareholders, including U.S. shareholders, is for general information only and is not intended to substitute for careful or specific tax planning. To the extent that the discussion is based on legislation yet to be judicially or administratively interpreted, there can be no assurance that the views expressed herein will accord with any such interpretation in the future by the tax authorities or by the courts. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular shareholder in light of his or her personal investment circumstances or to some types of investors that are subject to special treatment under Israeli law. This discussion is not intended, and should not be construed, as legal or professional tax advice, and does not cover all possible tax considerations. Accordingly, each investor should consult his or her own tax advisor as to the particular tax consequences of an investment in the ordinary shares including the effects of applicable Israeli or foreign or other tax laws and possible changes in the tax laws.

Corporate Tax Structure

        Generally, Israeli companies are subject to corporate tax on their taxable income at the rate of 31% for the 2006 tax year. Following an amendment to the Israeli Income Tax Ordinance, or the Tax Ordinance, which came into effect on January 1, 2006, the corporate tax rate is scheduled to decrease as follows: 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived from assets purchased after January 1, 2003. However, the effective tax rate payable by a company that derives income from an Approved Enterprise program may be considerably less, as further discussed below.

Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959

        Under the Law for Encouragement of Capital Investments, 1959, known as the Investments Law, by virtue of the “Approved Enterprise” status granted to some of our investment programs, we are entitled to various tax benefits. Until its amendment in April 2005 (as further discussed below), the Investments Law provided that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry, Trade and Labor of the State of Israel, or the Investment Center, be designated as an “Approved Enterprise”. The period of tax benefits is seven years, commencing in the first year in which we earn taxable income from the approved enterprise, subject to certain limitations. Under certain circumstances, the period of tax benefits may be extended to ten years. Under this law, since we have elected what is known as the “alternative package”, our taxable income derived from an investment program designated as an Approved Enterprise is fully exempt from corporate tax for a period of two years, after which the income from these enterprises is taxable at the rate of 10% – 25% (depending on the level of foreign holdings in our ordinary shares) for the remainder of the period of tax benefits. The exemption is applicable as long as the gains are not distributed. Upon distribution, a 10% – 25% tax rate will apply, as described below.

        Income generated from these Approved Enterprise programs includes income generated from the grant of a usage right with respect to know-how developed by the Approved Enterprise, income generated from royalties and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the Approved Enterprise’s ordinary course of business, under the terms and conditions set by the Approved Enterprise programs. After the applicable benefit period expires, any such income from Approved Enterprise programs will be subject to tax at the full corporate tax rate.

        On April 1, 2005, an amendment to the Investments Law came into force. Pursuant to the amendment, a company’s facility will be granted the status of “Approved Enterprise” only if it is proven to be an industrial facility (as defined in the Investments Law) that contributes to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product. The amendment provides that the Israeli Tax Authority and not the Investment Center will be responsible for an Approved Enterprise under the alternative package of benefits, referred to as a “Benefited Enterprise”. A company wishing to receive the tax benefits afforded to a Benefited Enterprise is required to select the tax year from which the period of benefits under the Investment Law are to commence by simply notifying the Israeli Tax Authority within 12 months of the end of that year. In order to be recognized as owning a Benefited Enterprise, a company is required to meet a number of conditions set forth in the amendment, including making a minimal investment in manufacturing assets for the Benefited Enterprise and having completed a cooling-off period of no less than three years from the company’s previous year of commencement of benefits under the Investments Law. The amendment will apply to approved enterprise programs in which the year of election under the Investments Law is 2004 or later, unless such programs received approval from the Investment Center on or prior to December 31, 2004 in which case the amendment provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. There can be no assurance that we will receive future benefits under such amendment to the Investments Law.

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

Capital Gains Tax

        Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between the inflationary surplus and the real gain. The inflationary surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price attributable to the increase in the Israeli consumer price index, or in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

        The tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale (i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company) the tax rate will be 25%. Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of shares, unless such companies were not subject to the Income Tax Law (Inflationary Adjustments), 5745-1985, referred to as the Adjustments Law, (or certain regulations) as of August 10, 2005, in which case the applicable tax rate is 25%. However, the foregoing tax rates will not apply to dealers in securities and shareholders who acquired their shares prior to an initial public offering (which may be subject to different tax treatment).

        The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

        Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on Nasdaq or a recognized stock market outside of Israel, provided that such capital gains are not derived from a permanent establishment in Israel, that such shareholders are not subject to the Adjustments Law and that such shareholders did not acquire their shares prior to the issuer’s initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

Tax on Dividends

        Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends. On distributions of dividends other than bonus shares, or stock dividends, we would be required to withhold income tax at the source at the rate of 20%, or 25% for a shareholder that is considered a significant shareholder at any time during the 12-month period preceding such distribution, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence and a special certificate is provided. If the income out of which the dividend is being paid is attributable to an Approved Enterprise (or Benefited Enterprise), the rate is generally 15%. Under the U.S.-Israel Tax Treaty, if the income out of which the dividend is being paid is not attributable to an Approved Enterprise (or Benefited Enterprise), then income tax with respect to shareholders that are U.S. corporations holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year, is required to be withheld at the rate of 12.5%.

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

        From time to time, in management’s discretion, we may engage in hedging or other transactions intended to manage risks relating to foreign currency exchange rates. As of March 15, 2007, we were not involved in any hedging transactions. We may in the future undertake hedging or other similar transactions or invest in market risk sensitive instruments when our management determines that it is necessary to offset these risks.

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

        The table below presents our balance sheet exposure as of December 31, 2006 at fair value related to market risk sensitive instruments, mainly short term receivables cash, cash equivalents and payables in currencies other than U.S. dollars. Substantially all of such balance is in the currencies set forth in the table below. The information is presented in U.S. dollars (in millions), which is our reporting currency.

        Please see also the explanatory notes below the table.

New Israeli Shekels	Japanese Yen	Total

(3.6)	4.4	0.8

        Explanatory notes:

    1)        Total balance sheet exposure relating to market risk sensitive instruments is the sum of the absolute figures (excess of assets over liabilities in the amount of $800,000). A devaluation of 5% of the U.S. dollar compared to the NIS would cause an increase in expenses of approximately $180,000. A devaluation of 5% of the U.S. dollar compared to the Japanese Yen would cause a decrease in expenses of approximately $220,000.

    2)        The data presented in the table reflects the exposure after taking into account the effect of the “natural” hedging.

Interest Rate Risk Management

        As of December 31, 2006, we had $12.2 million of cash and cash equivalents, $33.8 million of short-term marketable securities, $38.1 million of long-term marketable securities and $1.5 million of long-term bank deposits. Our trading securities mature as follows: $33.8 million in 2007, and $38.1 million over a period from 2008 to 2009. Due to the relatively short-term maturities of the Company’s cash, deposits and securities portfolio, an immediate 10% change in the current interest rates (for example, from 5.0% to 5.5%) is not expected to have a material effect on its near-term financial condition or results of operations.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None

ITEM 15.	CONTROLS AND PROCEDURES

        See Item 15T below.

ITEM 15T.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

        We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2006. The evaluation was performed with the participation of our senior management and under the supervision and with the participation of our chief executive officer and chief financial officer. Based on this evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective to alert them on a timely basis to material information required to be included in our periodic reports with the Securities and Exchange Commission.

Management’s Annual Report on Internal Control Over Financial Reporting

        Our management, including our chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act. Our internal control system was designed to provide reasonable assurance to our management and our board of directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements for external purposes in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurances with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may decline.

        Our management (with the participation of our chief executive officer and chief financial officer) conducted an evaluation, pursuant to Rule 13a-15(c) under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of our internal control over financial reporting based on the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of this evaluation, management assessed the effectiveness of our internal control over financial reporting as at December 31, 2006 and concluded that our internal control over financial reporting was effective as of December 31, 2006.

        This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this Annual Report.

Changes in Financial Control Over Financial Reporting

        In addition, there were no changes in our internal control over financial reporting that occurred during 2006 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

        Our board of directors has determined that Mr. Motil qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F and is “independent” as defined in the applicable regulations.

Item 16B.	Code of Ethics

        Our board of directors has adopted our Code of Ethics, a code that applies to all of our officers, directors and employees. We will provide our Code of Ethics free of charge to any person who requests a copy of it. Such requests may be sent to our offices in 126 Yigal Alon Street, Tel Aviv, Israel, attention: Controller.

Item 16C.	Principal Accountant Fees and Services

        At our annual general meeting held in April 2007, our shareholders re-appointed Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, to serve as our independent auditors. These accountants billed the following fees to us for professional services in each of the last two fiscal years:

	Year Ended December 31,
	2006	2005

Audit Fees	$106,000	$112,000
Audit-Related Fees	16,000	32,000
Tax Fees	19,000	43,000
All Other Fees	16,000	--

Total	$157,000	$187,000

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

        “All Other Fees” include fees not included in any of the other categories. These fees were mainly for consultations and services provided in connection with internal control over financial reporting.

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

        None of the fees paid by us to our independent auditors during 2006 were for services approved pursuant to 2-01(c)(7)(i)(C) of Regulation S-K.

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

        Our consolidated financial statements and related auditors’ report for the year ended December 31, 2006 are hereby incorporated by reference to our Report on Form 6-K, filed with the SEC on March 30, 2007.

ITEM 19.	EXHIBITS

        The following exhibits are filed as part of this Annual Report:

Exhibit No.	Exhibit

†1.1[10]	Memorandum of Association, as amended.

1.2[9]	Sixth Amended and Restated Articles of Association.

1.3[4]	Bonus Rights Agreement, dated as of November 20, 2001, between Orckit Communications Ltd. and American Stock Transfer & Trust Company, as Rights Agent.

1.4[1]	Amendment No. 1, dated as of February 5, 2003, to Bonus Rights Plan, dated as of November 20, 2001, between Orckit Communications Ltd. and American Stock Transfer & Trust Company, as Rights Agent.

4.1[9]	Orckit Israeli Share Incentive Plan, as amended.

†4.5[3]	Lease Agreement, dated September 28, 1999, between Orckit Communications Ltd. and Gush 7093 Helka 162 Ltd., private company # 51-058315-6.

4.6[5]	Corrigent Stock Option Plan (2001).

4.10[7]	Orckit Communications Ltd. 2003 Subsidiary Employee Share Incentive Plan.

4.11[8]	Letter of undertaking dated December 5, 2005 of Orckit Communications Ltd. to Bank Hapoalim B.M.

4.12[8]	Undertaking dated December 5, 2005 of Orckit Communications Ltd. to Bank Hapoalim B.M.

4.13[8]	Debenture dated December 5, 2005 of Orckit Communications Ltd. to Bank Hapoalim B.M.

4.14[8]	Debenture dated December 5, 2005 of Corrigent Systems Ltd. to Bank Hapoalim B.M

4.15[10]	Amended and Restated Employment Agreement, dated as of June 23, 2005, between Orckit Communications Ltd. and Eric Paneth.

4.16[10]	Amended and Restated Employment Agreement, dated as of June 23, 2005, between Orckit Communications Ltd. and Izhak Tamir.

4.17*	English summary of the terms and conditions of Convertible Notes issued in March 2007.

8.1*	Subsidiaries of Orckit Communications Ltd.

12.1*	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant toss.302 of the Sarbanes-Oxley Act

12.2*	Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant toss.302 of the Sarbanes-Oxley Act

13.1*	Certification of Principal Executive Officer pursuant to 18 U.S.C.ss.1350, as adopted pursuant toss.906 of the Sarbanes-Oxley Act

13.2*	Certification of Principal Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act

†	Translated in full or summary version; the original language version is on file with Orckit Communications Ltd. and is available upon request.

[1]	Incorporated by reference to Orckit Communications Ltd.‘s Registration Statement (File No. 000-28724) on Form 8-A/A.

[2]	Incorporated by reference to Orckit Communications Ltd.‘s Registration Statement (File No. 333-12178) on Form S-8.

[3]	Incorporated by reference to Orckit Communications Ltd.‘s Annual Report on Form 20-F for the fiscal year ended December 31, 2000.

[4]	Incorporated by reference to Orckit Communications Ltd.‘s Registration Statement (File No. 000-28724) on Form 8-A.

[5]	Incorporated by reference to Orckit Communications Ltd.‘s Annual Report on Form 20-F for the fiscal year ended December 31, 2001.

[6]	Incorporated by reference to Orckit Communications Ltd.‘s Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

[7]	Incorporated by reference to Orckit Communications Ltd.‘s Annual Report on Form 20-F for the fiscal year ended December 31, 2002.

[8]	Incorporated by reference to Orckit Communications Ltd.‘s Annual Report on Form 20-F for the fiscal year ended December 31, 2004.

[9]	Incorporated by reference to Orckit Communication Ltd.‘s Registration Statement on Form S-8 (File No. 333-131991).

[10]	Incorporated by reference to Orckit Communications Ltd.‘s Annual Report on Form 20-F for the fiscal year ended December 31, 2005.

*	Filed herewith.

SIGNATURES

        The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ORCKIT COMMUNICATIONS LTD. By: /s/ Izhak Tamir —————————————— Izhak Tamir President Date: May 9, 2007