Form 20-F
period 2007-12-31
ORCKIT COMMUNICATIONS LTD
filed 2008-04-16
CIK 1021620

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20–F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

        Date of event requiring this shell company report …………………………….

For the transition period from ________________ to ________________

Commission file number 0-28724

ORCKIT COMMUNICATIONS LTD.

(Exact name of Registrant as specified in its charter and translation of Registrant's name into English)

ISRAEL

(Jurisdiction of incorporation or organization)

126 Yigal Allon Street, Tel Aviv 67443, Israel

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Ordinary Shares, no par value	Name of each exchange on which registered NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

        Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

        As of December 31, 2007, the Registrant had outstanding 16,342,734 Ordinary Shares, no par value.

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

        All share and per share information in this Annual Report has been adjusted to give retroactive effect to a three-for-one split of our ordinary shares that became effective as of April 5, 2005.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

        The following selected consolidated financial data as of December 31, 2006 and 2007 and for each of the years ended December 31, 2005, 2006 and 2007 are derived from our audited consolidated financial statements incorporated by reference into this Annual Report, which have been prepared in accordance with generally accepted accounting principles in the United States. The selected consolidated financial data as of December 31, 2003, 2004 and 2005 and for each of the years ended December 31, 2003 and 2004 are derived from our audited consolidated financial statements not included in the audited financial statements incorporated by reference into this Annual Report. The selected consolidated financial data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this Annual Report.

	Year Ended December 31,
	2003	2004	2005	2006	2007
	(in thousands, except per share data)

Statement of Operations Data:
Revenues	$1,683	$11,276	$101,247	$63,648	$9,906
Cost of revenues	748	5,901	51,872	30,219	4,826

Gross profit	935	5,375	49,375	33,429	5,080
Research and development
expenses	20,803	17,725	16,320	17,418	22,612
Less grants	5,800	2,682	173	1,864	2,454
Research and development
expenses, net	15,003	15,043	16,147	15,554	20,158
Selling, general and
administrative expenses	12,656	11,993	16,086	16,017	16,902
Operating income (loss)	(26,724)	(21,661)	17,142	1,858	(31,980)
Financial income, net	5,108	1,529	2,636	3,346	5,652
Other income	-	-	2,448	-	14,231

Net income (loss)	$(21,616)	$(20,132)	$22,226	$5,204	(12,097)

Net income (loss) per share
- basic	$(1.66)	$(1.54)	$1.59	$0.34	$(0.76)
Net income (loss) per share
- diluted	$(1.66)	$(1.54)	$1.30	$0.31	$(0.76)
Weighted average number of
ordinary shares
outstanding-basic	12,996	13,074	13,984	15,419	15,911
Weighted average number of
ordinary shares
outstanding-diluted	12,996	13,074	16,345	16,606	15,911

	As of December 31,
	2003	2004	2005	2006	2007
	(in thousands)

Balance Sheet Data:
Cash, cash
equivalents,
bank deposits,
marketable securities
and long-term
investments	$79,041	$77,221	$117,760	$85,572	$101,233
Working capital (1)	34,480	16,488	(6,260)	34,896	57,676
Total assets	86,331	148,526	129,946	99,357	111,014
Convertible subordinated notes	16,238	-	-	-	25,476
Share capital and
additional paid-in
capital	317,071	319,795	326,371	328,964	332,377
Shareholders' equity	$57,672	$40,264	$69,066	$76,863	$67,408

(1)	Total current assets net of total current liabilities

B.	CAPITALIZATION AND INDEBTEDNESS

        Not applicable

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

        Not applicable

D.	RISK FACTORS

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

Risks relating to our business and industry

We have a history of substantial losses. We may experience additional losses in the future.

        We incurred significant operating losses in 2003 and 2004 when we incurred significant research and development expenses addressing the development of the metro CM-100 product, new telecom equipment products addressing high transmission of data for the metropolitan area. Our business was transitioning from the sale of asymmetric digital subscriber line, or ADSL, products in 2003 to the sale of the CM-100 metro product. We stopped selling ADSL products in 2003. We began to recognize revenues from sales of CM-100 products in 2004. We were able to generate both operating income and net income for the first time in 2005, as well as in 2006, although at much lower levels than in 2005. In 2007, we incurred operating losses of approximately $32 million due to a significant decrease in revenues from our only significant customer. It is likely that we will recognize both an operating and a net loss in 2008. We cannot be sure that we will be able to return to profitability.

Our revenues from 2004 through 2007 were dependent on sales of one product line to one telecom carrier in Japan. The significant decrease in revenues from this customer materially adversely affected our results of operations in 2006 and 2007 and the loss of this customer, or a continued decrease in purchases by it, could have a material adverse effect on our results of operations. We expect to depend on sales of this product line to one or two customers for the substantial majority of our revenues in 2008.

        Almost all of our revenues from 2004 through 2007 were the result of the sales of our metro products, the CM-100. Approximately 99.8% of our revenues in 2005, 97.2% of our revenues in 2006 and 99.3% of our revenues in 2007 were derived from sales of these metro products to KDDI, a Japanese telecom carrier. We do not know for how long a period of time KDDI will continue to purchase products from us, nor do we have any control or influence over the purchasing decisions of KDDI, including the quantities, price and timing of the deployment of the CM-100 product line in its network. We recently introduced the CM-4000, a metro product with additional features and capabilities. We do not know if KDDI will choose to purchase our new CM-4000 product line. We recently added one other customer, Media Broadcast, which will sell our products in Germany. We expect to depend on sales of our CM product line to one or both of these customers for the substantial majority of our revenues in 2008.

        KDDI purchased the CM-100 for initial coverage deployment in its metropolitan area network. It began significant deployment in late 2004, continuing through 2005. KDDI’s deployments of the CM-100 decreased in 2006 through 2007. We do not expect significant deployments by KDDI in 2008. It is expected that once this stage is concluded, additional demand for the CM product from KDDI may be derived from growth in the number of subscribers for new IP video-related services offered by KDDI, both for wireline and wireless subscribers. There can be no assurance that KDDI will be successful in offering new services or securing additional subscribers. Sales to KDDI are dependent on their success in offering new services and securing additional subscribers. Even if KDDI is successful, there is no assurance that they will continue to purchase our products or that they will not choose another vendor. Our revenues from KDDI were significantly reduced in 2006 and 2007 in comparison to 2005. This materially adversely affected our results of operations. The loss of this customer, or a continued significant decrease in revenues from it, would have a material adverse effect on our results of operations.

We need to make sales to additional customers and to develop additional products in order to become profitable.

        We will need to make sales to additional customers and to develop additional products in order to become profitable for any period of time. Since 2004, all of our revenues have been derived from our CM-100 product line. We recently added a second product, the CM-4000, which, although commercially selected, has not been yet commercially deployed. We cannot be sure that we will be able to make significant sales of this product. This product is a higher end version of our CM-100. Our CM-100 and CM-4000 product lines were selected by Media Broadcast Gmbh as a network infrastructure building block for network solutions deployed by Deutsche Telekom’s wholesale business unit, addressing a leading cable operator in Germany. There is no specific obligation on Media Broadcast to purchase products from us. Thus, we cannot be sure of the amount of our products that will be purchased as a result of this selection, or the period of time over which our products may be purchased by Media Broadcast.

We have a history of extreme fluctuations in our cash from operations and are using our cash to fund our operating activities.

        In 2006 and 2007, we used $31.1 million and $15.7 million, respectively, of cash in our operating activities. Our use of cash from operations in 2007 was lower than in 2006 primarily because we received approximately $14.2 million in cash in connection with the settlement of a commercial dispute related to our legacy operations. In 2005, we generated $72.6 million in cash from operating activities. We realized substantially all of our positive cash flow from operations in 2005 due to the significant increase in sales to KDDI in Japan and the payment of receivables owed to us in advance of the recognition of the related revenue in our financial statements. We used cash in our operating activities in 2006 and 2007 as we recognized revenue in 2006 and 2007 with respect to sales that were paid for in previous years. In 2008, we expect to continue to use cash in our operating activities. If we are not able to generate cash from our operations in future periods beyond 2008, we might not be able to secure alternative funding, which could result in a need to reduce our expenditures for research and development and for sales and marketing

We may need additional financing to grow our business.

        We may need to raise additional capital to continue our longer term expansion plans. The substantial cash required to fund our operating activities could impede our ability to fund our operations and to invest in our business. To the extent that we cannot fund our activities through our existing cash resources and any cash we may generate from operations, we may need to raise equity or debt funds through additional public or private financing or through arrangements with strategic partners in order to grow our business. In March 2007, we issued convertible notes in the aggregate principal amount of approximately $25.8 million, resulting in net proceeds to us of $25.0 million. These notes bear interest at the rate of 6% and are linked to the Israeli Consumer Price Index, or CPI. The notes are due in March 2017, and are subject to the right of the holders to request early repayment in March 2012. As of March 31, 2008, the indexed amount of our debt obligation under the notes was approximately $31.2 million (based on the U.S. Dollar/New Israeli Shekel exchange rate at March 31, 2008). We may be unable to repay these notes when due. We may not be able to obtain additional financing on acceptable terms or at all. This could cause us to reduce our expenditures for research and development and for sales and marketing, which could adversely affect our results of operations and our ability to grow.

We depend on third party distributors in Japan and Germany for the sale of our products. If these distributors do not succeed in selling our products, or if we are not able to maintain our relationship with them, our results of operations will suffer.

        Our sales of products to KDDI are made through OKI Electric Industry Co., Ltd., and our sales in Germany are made through Media Broadcast GmbH. We are dependent on these distributors’ marketing and sales efforts to convince customers or end-users to purchase our products and to provide local support services. If a distributor terminates or adversely changes its relationship with us, we may be unsuccessful in replacing it. The loss of a distributor could impair our ability to sell our products and materially adversely affect our results of operations.

The purchasing patterns in the markets we address will likely result in our revenues being highly volatile.

        Sales of our product lines are dependent on the capital equipment expenditure budgets of telecom carriers for metro network equipment. The purchasing patterns of telecom carriers for this type of expansion project are subject to high volatility. We have experienced a concentrated and inconsistent pattern of purchasing by KDDI in Japan. While product selections and subsequent deliveries may last several years, the purchasing pattern during the deployment period is highly uncertain and, accordingly, our revenues are likely to be subject to high volatility.

Substantially all of our sales are currently in Japan. We have limited experience in selling and servicing metro products in Japan and no prior experience in selling and servicing metro products in Germany. This lack of experience could materially adversely impact our results of operations.

        Substantially all of our sales are currently in Japan, a country in which prior to 2004 we had no sales experience. We are also beginning to make initial sales of our metro products in Germany. Telecom equipment sales in both countries are subject to high quality and strict delivery requirements. We have limited experience in making sales of metro products into these markets and could face business requirements for quality, delivery, service and support that we may not meet. Failure to meet these requirements could have a material adverse effect on our results of operations.

Successful introduction of service applications by telecommunication carriers that are expected to drive demand for our metro products could be delayed or slow to emerge.

        Service applications that drive the demand for our metro telecommunication products are related to the offering of video services, such as video-on-demand, HDTV and Internet TV, as well as other media services by telecommunication carriers over data networks. These types of services require very high bandwidth for packet-based transmissions and, as a result, require an upgrade of metropolitan, or metro, network equipment and access equipment. The availability of these services has begun to emerge in Asia, the United States and part of Europe, but is still limited in the breadth of services offered as well as in the number of subscribers. The launch of these services requires significant capital investment in equipment by telecom carriers in the access and metro networks for a range of products, as well as for content packages to be provided by the telecommunication carriers. Delays in the launch of these services or slow subscriber additions to these services will have an adverse effect on the demand for our metro products. If the growth of these services continues to be limited, we will be required to invest additional resources and use more cash in our research and development, as well as in marketing efforts, in an effort to attain and maintain a competitive position in these markets before we can benefit from commercial selection and revenues from our products. Telecommunication carriers could select solutions offered by our competitors to provide video services. Thus, even if the demand for video services increases, we cannot be sure that this increased demand will result in increased sales of our products.

A slow down in capital expenditures by telecommunications service providers had a material adverse effect on our results of operations in the past and may do so in the future.

        The global economic deterioration and economic uncertainty in the telecommunications market resulted in a curtailment of capital investment by telecommunications carriers and service providers beginning in late 2000 and continuing into 2003. Our results of operations were materially adversely affected during this period. There is still uncertainty with respect to the direction of the global economy and the telecommunications market. Consolidation of telecommunication carriers in the United States has led carriers to purchase from fewer telecommunication equipment vendors. We are currently experiencing a slow capital investment environment in Asia, the United States and Europe, which is likely to have a negative effect on the demand for new technologies and new types of equipment. This could significantly limit our ability to sell our products. Any future industry downturn could increase our inventories, decrease our revenues, result in additional pressure on the price of our products and prolong the time until we are paid, each of which could have a material adverse effect on our results of operations.

We plan to continue to invest substantial capital and other resources in the development and commercial launch of new telecom equipment.

        We intend to make substantial investments in the development of telecom solutions capable of supporting high bandwidth services in telecommunications networks located in metropolitan areas. Most of our research and development and other operating expenses in 2007 were related to our recently announced CM-4000 products and we expect the CM-4000 to be our focus in 2008 as well. Our expenditures with respect to the development of new telecommunications equipment could reduce our cash balances and impede our ability to develop new products in addition to the CM-100 and CM-4000 product lines.

Our future growth will depend upon the acceptance of the technologies developed by us and the development of markets for our products.

        The markets for our products are dependent on resilient packet ring, or RPR, multi protocol label switching, or MPLS, pseudo wire emulation, or PWE, and a range of emerging technologies. These technologies address migration of synchronous transmission protocols used at relatively low transmission rates to a metropolitan area Ethernet network that is not limited to synchronous transmission protocols and operates at 10 giga bits per second and higher rates. We believe that these technologies will support the upgrade of existing metro networks on a cost efficient basis in order to provide IP transmissions addressing high numbers of subscribers and multiple services, at significantly higher transmission speeds than are currently available. The markets for our products are also dependent on the need to support legacy services and new data services over a single unified metro network.

        The market for products based on RPR, MPLS and PWE technologies in the metropolitan area may not fully develop, whether as a result of competition, adoption of alternative technologies or changes in technologies. Ethernet over fiber in the metro area, an alternative technology, has gained market share. In addition, changes in technology, such as reconfigurable Optical add-drop multiplexing, or ROADM, technology, has developed as an alternative technology which was recently selected as a prime network architecture for the metro network by major telecom carriers. Our future success depends on the acceptance of our products and technologies and the purchase of high-transmission services by the customers of telecommunications companies. We have no control over the development of these target markets. Even if our technologies are accepted, relationships with providers of telecommunications services must be developed in order to be successful. Furthermore, competing technologies in the targeted areas may be utilized in the majority of these target markets. This would leave us with a small market to address.

We may not be able to keep pace with emerging industry standards for products we are developing. This could make these products more costly or unacceptable to potential customers.

        Industry-wide standards for RPR, MPLS PWE, as well as various aspects of the standards applicable to Ethernet, continue to be enhanced. We design our products to support these standards and evaluate new requirements as they are proposed by industry working groups. The adoption of standards different from those currently used by us could result in us having to incur additional time and expense in order for our products to comply with these standards. Standards may be adopted by various industry groups or may be proprietary and nonetheless accepted broadly in the industry. The failure to support evolving standards could limit acceptance of our products. Since these products will be integrated into networks consisting of elements manufactured by various companies, they must support a number of current and future industry standards and practices. It may take us a significant amount of time to develop and design products incorporating these new standards. We may also have to pay licensing fees to the developers of the technologies that constitute newly adopted standards. This would increase our expenses and could adversely affect our results of operations.

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

        Technologies or standards applicable to our products could become obsolete or fail to gain widespread, commercial acceptance, resulting in losses and inventory write-offs. Rapid technological change and evolving technological standards are resulting in relatively short life cycles for our products. Short life cycles for our products could cause decreases in product prices at the end of the product life cycle, inventory write-offs and a lower rate of return on our research and development expenditures. We may not be able to respond effectively to technological changes or new product introductions by others or successfully develop or market new products.

We may be required to recognize our deferred income, which would accelerate recognition of revenues and cause fluctuations in our results of operations.

        From 2004 through 2007, we recognized revenues from our major customer in Japan ratably over the fourteen-month period of post-contract hardware and software support services, or PCS. This revenue recognition policy was required by generally accepted accounting principles since the fair value of the PCS could not be determined. We received the cash payments for these sales over a shorter period than the revenue recognition period. As a result, changes in our cash and investment balances were not correlated with the amount of our quarterly revenues. If we become able to determine, in accordance with generally accepted accounting principles, the fair value of the PCS that we undertook to provide to our major customer in Japan, it is likely that the remaining unrecognized revenue, which was $2.3 million as of December 31, 2007, as well as the related amount of deferred income, which was $1.0 million as of December 31, 2007, will be required to be recognized. This would result in a one-time recognition of revenues and income. No cash from operations will result from this revenue recognition, if required. If we are able to make this determination with respect to our product and services offerings and if we continue to experience a volatile pattern of orders and related product delivery schedules similar to what we experienced in the past, we will likely recognize revenues over a shorter period of time than in the past and could experience additional fluctuations in our quarterly revenues, cash flows and results of operations. The determination with respect to the fair value of the PCS of our product and services offerings could vary between different customers.

We may accumulate excess or obsolete inventory that could result in unanticipated price reductions or write downs and adversely affect our results of operations.

        Telecommunications companies typically require prompt delivery of products. Sales are typically shipped within a period of up to three months from the date we receive a purchase order. As a result, we may be required to maintain or have available sufficient inventory levels or make advance lengthy lead-time component orders to satisfy anticipated demand on a timely basis. Rapid technological change, evolving industry standards or shifts in demand can also result in shorter life cycles for our inventory. The recent introduction of the CM-4000 product may result in reduction in the demand for CM-100 and obsolescence of related inventory. This increases the risk of decreases in selling prices, inventory obsolescence and associated write-offs, all of which could adversely affect our results of operations.

The market for our telecommunication products is intensely competitive. Because substantially all of our competitors have much greater resources than we have, it may be difficult for us to effect commercial sales or to achieve operating profitability.

        The market for our products is intensely competitive, and we expect competition to increase in the future. Many of our current and potential competitors are large and established companies and have better name recognition and greater financial, technical, manufacturing, marketing and personnel resources than us. Consolidation has increased the size and scope of a number of our competitors. Any of these competitive factors could make it more difficult for us to attract and retain customers, cause us to lower our prices in order to compete and reduce our market share and revenues, any of which could have a material adverse effect on our financial condition and results of operations. The expansion of research and design facilities in China and India, where engineering costs are significantly lower compared to the U.S., Western Europe or Israel, is expected to increase competition and price pressure for our products. In addition, it is also expected that manufacturers of telecom equipment in China will attempt to leverage their success in supplying telecom equipment to local carriers in Asia and will increase their marketing and sales efforts outside China.

        The competitors in our markets are numerous and we expect competition to increase in the future. The principal competitors for our products include Alcatel-Lucent, Ciena, Cisco Systems, Inc., ECI Telecom Ltd., Ericsson, Fujitsu, Huwaei, NEC, Nortel Networks, Nokia-Siemens Networks, Tellabs and UTStarcom.

Government regulation of telecommunication companies could adversely affect the demand for our products.

        Telecommunication regulatory policies affecting the availability of telephone companies’ services, and other terms on which telephone companies conduct their business, may impede the market penetration of our metro products. For example, our CM-100 and CM-4000 product lines address high bandwidth packets, and are dependent on new service offerings, such as video services, which require regulatory approvals for introduction by telecom carriers, including for the scope of content, service packages and tariffs. Telecommunication companies in the markets in other countries in which we may attempt to sell our products are also subject to evolving governmental regulation or state monopolies. Changes in laws or regulations in Japan, the U.S., Germany, the rest of Europe or elsewhere could materially adversely affect our ability, and the ability of our customers, to deploy our products.

Because a limited number of subcontractors manufacture and assemble our products and because we have a number of single source suppliers of components, our business could suffer if we cannot retain or replace them.

        We use third-party subcontractors to assemble our products. We have not entered into multi-year agreements with assurances of supply with any of our suppliers or subcontractors.

        Our reliance on third-party subcontractors involves several risks, including:

—	the potential absence of adequate capacity if we are able to sell a significant amount of our products;

—	the unavailability of, or interruption in access to, certain process technologies;

—	reduced control over product quality, delivery, schedules, manufacturing yields and costs; and.

—	higher per unit prices we could be charged for the manufacturing services we purchase based on the amount of services purchased.

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

        In addition, supply from single source suppliers limits our ability to purchase components at competitive prices and could require us to maintain higher inventory levels. This increases our need for working capital and increases the risk of an inventory write-off. In addition, unless we can significantly increase our sales above 2007 levels, we may be charged higher per unit prices for the manufacturing services we purchase. In addition, we may also be charged higher per unit prices for certain components whose costs are unit sensitive. This would adversely affect our gross profit margins. If we cannot obtain sufficient manufacturing services or key components as required, or develop alternative sources if and as required in the future, product shipments may be delayed or reduced. This could adversely affect our end-user relationships, business and results of operations.

We are subject to regulations that will require us to use components based on environmentally friendly materials. Compliance with these regulations may increase our costs and adversely affect our results of operations.

        We are subject to telecommunications industry regulations requiring the use of environmentally-friendly materials in telecommunications equipment. For example, pursuant to a European Union directive, known as the “RoHs5 regulations”, telecom equipment suppliers were required to stop using specified materials that are not “environmentally friendly” by July 1, 2006. We are compliant with RoHs5 regulations. In addition, telecom equipment suppliers are required under this directive to eliminate the lead solders from their products by 2010 (the “RoHs6 regulations”). We will be dependent on our suppliers for components and sub- system modules, such as semiconductors and printed circuit boards, to comply with these requirements. We have not yet complied with this directive. We will attempt to comply with this directive by 2009. If we are not compliant with this directive on time, it may harm our ability to sell our products in Europe and in any other countries that may adopt this directive.

        Compliance with this directive, especially with respect to the requirement that products be lead free, will require us to undertake significant expense with respect to the re-design of our products. This could also result in part or our entire inventory becoming obsolete. In addition, we may be required to pay higher prices for components that comply with this directive. We may not be able to pass these higher component costs on to our customers. We cannot at this point estimate the expense that will be required to redesign our products in order to include “environmentally friendly” components. We cannot be sure that we will be able to timely comply with these regulations, that we will be able to comply on a cost effective basis or that a sufficient supply of compliant components will be available to us. Compliance with these regulations could increase our product design costs.

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

        Any significant product returns or claims under our warranty or PCS could have a material adverse effect on our business and results of operations. We offer complex products that have in the past and may in the future contain errors, defects or failures when introduced or as new versions are released. If we deliver products with defects, errors or bugs or if we undergo a product recall as a result of errors or failures, market acceptance of our products could be lost or delayed and we could be the subject of substantial negative publicity. This could have a material adverse effect on our business and results of operations. We commenced commercial sales of our metro product in 2004. While to date we have not incurred warranty expenses that exceeded our estimates, we could incur a higher level of warranty expense claims at any time compared to our prior experience. We have agreed to indemnify our customers in some circumstances against liability from defects in the products sold by us and expect to continue to provide a similar indemnity in connection with future sales. In some cases, our indemnity also covers indirect damages. Product liability claims could seriously harm our business, financial condition and results of operations.

As a result of our issuance of convertible notes in March 2007, we have a significant amount of debt denominated in NIS and linked to the Israeli CPI and may have insufficient cash flow to satisfy our debt service obligations. In addition, the amount of our debt could impede our operations and flexibility.

        In March 2007, we issued convertible notes in the aggregate principal amount of approximately $25.8 million (based on the U.S. Dollar/New Israeli Shekel (“NIS”) exchange rate at that time). The convertible notes are denominated in NIS, bear interest at the rate of 6% and are linked to the Israeli CPI. The convertible notes are due in March 2017, and are subject to the right of the holders to request early repayment beginning in March 2012. As of March 31, 2008, the indexed amount of our debt obligation under the convertible notes was approximately $31.2 million (based on the U.S. Dollar/New Israeli Shekel exchange rate at March 31, 2008).

        The notes are convertible at the election of the holders into our ordinary shares at the initial conversion price of NIS 52.50 (approximately $14.78, based on U.S. Dollar/NIS exchange rate at March 31, 2008) per share if the conversion occurs by March 10, 2010 and at the initial conversion price of NIS 63.00 (approximately $17.73, based on U.S. Dollar/NIS exchange rate at March 31, 2008) per share if the conversion occurs thereafter, in each case subject to adjustment for customary events.

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

        Even if we are able to meet our payment obligations on the notes, the amount of debt we have incurred could adversely affect us in a number of ways, including by:

—	limiting our ability to obtain additional financing;

—	limiting our flexibility in planning for, or reacting to, changes in our business;

—	placing us at a competitive disadvantage as compared to our competitors who have less or no debt;

—	making us more vulnerable to the downturn in our business and the economy generally;

—	requiring us to apply a substantial portion of our cash flows towards payments on our debt, instead of using those funds for other purposes, such as working capital or capital expenditures; and

—	harming our financial condition and results of operations.

We are subject to international business risks.

        We have sold our CM-100 products mainly in Japan and are marketing our products primarily in Asia, the United States and Europe. Expansion of our international business requires significant management attention and financial resources. Our international sales and operations are subject to numerous risks inherent in international business activities, including:

—	compliance with foreign laws and regulations;

—	staffing and managing foreign operations;

—	import or currency control restrictions;

—	burdens that may be imposed by tariffs and other trade barriers;

—	local and international taxation;

—	increased risk of collections;

—	transportation delays; and

—	seasonal reduction of business activities.

        These factors, as well as different technical standards or product requirements for our systems in different markets, may limit our ability to penetrate foreign markets.

We depend on a limited number of key personnel who would be difficult to replace. If we lose the service of these individuals, our business could be harmed. We have also recently made management changes.

        Our growth and future success largely depends on the managerial and technical skills of members of senior management. If any of them is unable or unwilling to continue with us, our results of operations could be materially and adversely affected. Recently, we made several management changes. We appointed Mr. Uri Shalom, who previously acted as the Vice President Finance of our Corrigent subsidiary, as our Chief Financial Officer, Mr. Eli Aloni as Executive Vice President, Technology and Marketing of Corrigent, Mr. Zvi Menahemi, who previously acted as Vice President R&D of Corrigent, as Chief Operating Officer of Corrigent, and Mr. Oren Tepper, who previously acted as Vice President Business Development of Corrigent, as the Vice President of Corporate Sales of Corrigent. Any failure of our management to properly manage our business would have a material adverse effect on our results of operations.

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

        We operate in a number of territories and, typically our prices are determined in local currencies of the countries in which we operate. We hold cash deposits in the main currencies we operate with, that is, in the U.S dollar, Japanese Yen (“Yen”) and NIS. In 2008, we expect that a significant majority of our revenues will be derived from non US dollar currencies, the Yen and Euro, and that a major part of our expenses will be denominated in U.S. dollars and in NIS. In particular, we are obligated to pay interest on, and to repay the principal of, our convertible notes in NIS. We currently do not use hedge instruments. We are likely to face risks from fluctuations in the value of the Yen, NIS and the Euro compared to the U.S. dollar, the functional currency in our financial statements. In 2006, the value of the U.S. dollar increased against the Yen, which caused us to recognize lower dollar revenues and gross profit in our financial statements. In 2007, the value of the U.S. dollar decreased against the Yen, which caused us to recognize higher dollar revenues and gross profit in our financial statements. An increase in the value of the U.S. dollar against the Yen and Euro in 2008 would cause a decrease in our revenues and gross profit derived in Yen and Euro, respectively. In 2006 and 2007, the value of the U.S. dollar decreased against the NIS which caused us to recognize higher dollar expenses (mainly salary expenses). A further decrease in the value of the U.S. dollar against the NIS would cause a further increase in our expenses.

We are subject to risks from our financial investments.

        We invest the majority of our cash on hand in a variety of financial instruments, including different types of corporate and government bonds from different countries, and other financial instruments. Some of these bonds and instruments are rated below investment grade or are not rated. If the obligor of any of the bonds or instruments we hold defaults or undergoes a reorganization in bankruptcy, we may lose all or a portion of our investment in such obligor.  This will harm our financial condition.  For information on the types of our investments as of December 31, 2007, see Item 11 – “Quantitative and Qualitative Disclosures About Market Risk-Interest Rate Risk Management.”

We are subject to taxation in several countries.

        Because we operate in several countries, mainly in Israel, Japan, the U.S. and Germany, we are subject to taxation in multiple jurisdictions. We are required to report to and be subject to local tax authorities in Israel, the U.S and Japan. In addition, our income that is derived from sales to customers in one country might also be subject to taxation in another country. We cannot be sure of the amount of tax we may become obligated to pay in Israel, the U.S, Japan or Germany. The tax authorities in the countries in which we operate may not agree with our tax position. Our tax benefits from carry forward losses and other tax planning benefits such as Israeli approved enterprise programs, may prove to be insufficient due to Israeli tax limitations, or may prove to be insufficient to offset tax liabilities from foreign tax authorities. Foreign tax authorities may also use our gross profit or our revenues in each territory as the basis for determining our income tax, and our operating expenses might not be considered for related tax calculations. This could adversely affect our results of operations.

Risks relating to our operations in Israel.

Potential political, economic or military instability in Israel may adversely affect our results of operations.

        Our principal offices and many of our subcontractors and suppliers are located in Israel. Accordingly, political, economic and military conditions in Israel affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been a marked increase in hostilities between Israel and the Palestinians, and in January 2006, Hamas, an Islamist movement responsible for many attacks against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority. Further, in the summer of 2006, Israel was engaged in a war with Hezbollah, a Lebanon-based Islamist Shiite militia group, which involved thousands of missile strikes and disrupted most day-to-day civilian activity in northern Israel. In June 2007, there was an escalation of violence in the Gaza Strip, resulting in Hamas effectively controlling the Gaza Strip. Ongoing violence between Israel and the Palestinians, as well as tension between Israel and the neighboring Syria and Lebanon, may have a material adverse effect on our business, financial conditions and results of operations.

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

        Most of our male employees in Israel are obligated to perform military reserve duty from time to time. In addition, in the event of a military conflict or other attack on Israel, including the ongoing conflict with the Palestinians, these persons could be required to serve in the military for extended periods of time. The absence of a number of our officers and employees for significant periods could disrupt our operations and harm our business.

Because almost all our revenues are generated in non-U.S. dollar currencies and a substantial portion of our expenses are incurred in New Israeli Shekels and other non-U.S. dollar currencies, our results of operations may be adversely affected by inflation and currency fluctuations.

        A significant majority of our revenues in 2008 are expected to be generated in currencies other than the U.S. dollar, including the Yen and Euro, while the majority of our payroll expenses and a portion of our other expenses are incurred in NIS, and a significant portion of our cost of revenues is incurred in U.S. dollars. An increase in the value of the U.S. dollar against the Yen or Euro would adversely affect the amount of revenues we report in our financial statements, although in 2007 and the first quarter of 2008, the value of the U.S. dollar declined against the Yen and the Euro.

        We could be further exposed to risk if the rate of inflation in Israel exceeds the rate of devaluation of the NIS in relation to the Yen, U.S. dollar and other currencies of other foreign countries in which we operate, or if the timing of such devaluation lags behind inflation in Israel. In that event, the cost in U.S. dollars of our operations in Israel would increase and our U.S. dollar-measured results of operations would be adversely affected. For example, in 2006, the value of the U.S. dollar decreased in relation to the NIS by 8.2%, while inflation decreased by only 0.1%. As a result, our salary expenses, which are primarily linked to the NIS, increased in U.S. dollar terms. In 2007, the value of the U.S. dollar decreased in relation to the NIS by 9.0%, while inflation increased by 3.4%. As a result, our salary expenses, which are primarily linked to the NIS, increased in U.S. dollar terms. Our issuance in March 2007 of approximately $25.8 million aggregate principal amount of convertible notes, which are denominated in NIS, has made us more sensitive to increases in the value of the NIS relative to the U.S. dollar. In 2007, after the issuance of the notes, the value of the U.S. dollar decreased in relation to the NIS, and the Israeli inflation increased which caused us to record significant financial expenses. Subject to such exchange rate differences as of the end of each reporting period, we may record higher or lower expenses in our financial statements.

We benefit from government grant programs that have been reduced and may be unavailable to us in the future. Our participation in these programs restricts our ability to freely transfer manufacturing rights and technology out of Israel.

        Since our inception, we have relied on Israeli government grants for the financing of a significant portion of our product development expenditures. Due to a continuing reduction of the budget of Israel’s Office of the Chief Scientist of the Ministry of Industry, Trade and Labor, the amount of grants we receive in the future might be lower than in prior years, if we receive any at all. In 2005, we recognized $173,000 of grants for our research and development, which caused an increase in our research and development expenses. We recognized grants in the amount of $1.9 million in 2006 and $2.5 million in 2007.

        Generally, according to Israeli law, any products developed with grants from the Office of the Chief Scientist are required to be manufactured in Israel, unless we obtain prior approval of a governmental committee. As a condition to obtaining this approval, we may be required to pay the Office of the Chief Scientist up to 300% of the grants we received and to repay these grants at an accelerated rate, depending on the portion of manufacturing performed outside Israel. We have obtained an approval from the Office of the Chief Scientist to manufacture outside Israel. We intend to keep sufficient manufacturing activities in Israel so that we will be subject to a repayment percentage of up to 150% of the grants we received. In addition, we are prohibited from transferring to third parties the technology developed with these grants without the prior approval of a governmental committee. See “Item 5B – Operating and Financial Review and Prospects – Liquidity and Capital Resources – Government and Other Grants” for additional information about these programs of the Office of the Chief Scientist.

The tax benefits to which we are currently entitled require us to meet several conditions and may be terminated or reduced in the future, which would increase our taxes.

        We are entitled to certain government programs and tax benefits, particularly as a result of the “Approved Enterprise” status of most of our existing facilities. If we fail to meet eligibility conditions in the future, the tax benefits could be reduced or canceled.

        For more information about Approved Enterprises, see “Item 5B – Liquidity and Capital Resources – Effective Corporate Tax Rates in Israel” below and Note 5a to the financial statements incorporated by reference into this Annual Report.

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

        Based on the composition of our gross income and the composition and value of our gross assets during 2007, it is likely that we would be deemed to have been a passive foreign investment company, or PFIC, for U.S. federal income tax purposes during 2007. For each of 2005 and 2006, we believe that we would not be deemed to have been a PFIC in either of those years, although it is likely that we would be deemed to have been a PFIC in each of 2003 and 2004. There can be no assurance that we will not be deemed a PFIC for any future tax year in which, for example, the value of our assets, as measured by the public market valuation of our ordinary shares, declines in relation to the value of our passive assets (such as cash, cash equivalents and marketable securities). If we are a PFIC for any tax year, U.S. holders of our ordinary shares during such year may be subject to increased U.S. federal income tax liabilities and reporting requirements for such year and succeeding years, even if we are no longer a PFIC in such succeeding years.

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

        As of March 31, 2008, Eric Paneth, our Chairman and Chief Executive Officer, and Izhak Tamir, our President, each beneficially owned an aggregate of 1,679,267 ordinary shares representing 10.0% of our outstanding ordinary shares, including 480,000 ordinary shares issuable upon the exercise of options that are currently vested, of which 60,000 options have no exercise price and 420,000 options have an exercise price of $27.14.

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

        In addition, pursuant to a plan approved by our shareholders at our Annual General Meeting in June 2005, we were permitted to offer holders of vested options to purchase Corrigent common stock at a price of $0.01 per share the opportunity to exchange those options for vested options to purchase our ordinary shares at a price of $0.01 per share. The Corrigent options had been issued to employees and directors of Corrigent and Orckit. Based on the terms of the plan, the number of remaining options for our ordinary shares that could be issued in future exchange for options to purchase Corrigent shares is approximately 500,000. If future exchanges are made based on the assumption that the fair values of Orckit and Corrigent shares are equal, then the exchanges of Corrigent options for options to purchase Orckit’s ordinary shares would result in an expense in our financial statements to the extent that the fair value of Orckit shares exceeds the fair value of Corrigent shares at the time of exchange.

        The issuance of our shares to holders of Corrigent options could also delay or prevent a change of control in our company. In addition, our articles of association require the approval of the holders of at least 75% of our ordinary shares voting on the matter to remove a director from office and the approval of at least two-thirds of our ordinary shares voting on the matter to elect a director. These requirements could also delay or prevent a change of control of our company.

Our stock price has fluctuated significantly and could continue to fluctuate significantly.

        The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. Between January 1, 2005 and March 31, 2008, our share price has fluctuated from a low of $4.60 to a high of $31.22. The following factors may cause significant fluctuations in the market price of our ordinary shares:

—	fluctuations in our quarterly revenues and earnings or those of our competitors;

—	shortfalls in our operating results compared to levels forecast by securities analysts;

—	announcements concerning us, our competitors or telephone companies;

—	announcements concerning our customers;

—	announcements of technological innovations;

—	the introduction of new products;

—	changes in product price policies involving us or our competitors;

—	market conditions in the industry;

—	the conditions of the securities markets, particularly in the technology and Israeli sectors; and

—	political, economic and other developments in the State of Israel and world-wide.

        In addition, stock prices of many technology companies fluctuate significantly for reasons that may be unrelated or disproportionate to operating results. The factors discussed above may depress or cause volatility of our share price, regardless of our actual operating results.

Our quarterly results of operations, including revenues, profit and loss and cash flow, have fluctuated significantly in the past, and these fluctuations are expected to continue in 2008 and beyond. Fluctuations in our results of operations may disappoint investors and result in a decline in our share price.

        We have experienced and expect to continue to experience significant fluctuations in our quarterly results of operations. In some periods, our operating results may be below public expectations or below revenue levels and operating results reached in prior quarters or in the corresponding quarters of the previous year. If this occurs, the market price of our ordinary shares could decline. The following factors have affected our quarterly results of operations in the past and are likely to affect our quarterly results of operations in the future:

—	size and timing of orders, including order deferrals and delayed shipments;

—	launching of new product generations;

—	length of approval processes or market testing;

—	technological changes in the telecommunications industry;

—	accuracy of telecommunication company, distributor and original equipment manufacturer forecasts of their customers' demands;

—	changes in our operating expenses;

—	the timing of approval of government research and development grants;

—	disruption in our sources of supply;

—	competitive pricing pressures;

—	funding required for our operations;

—	general economic conditions;

—	terms and conditions of supply agreements with our customers and their impact on our recognition of revenues from these agreements;

—	determination of the fair value (also known as vendor-specific objective evidence) of some of the services we provide, as well aschanges in our revenue recognition practice as a result of changes in the commercial terms between us and our customers;

—	determination of the fair value of the conversion feature in our convertible notes;

—	timely payments of receivables by customers; and

—	changes in payment terms between us and our suppliers which could accelerate the timing of payments by us and negatively affect our working capital and cash balances.

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

        Our ordinary shares are listed for trading on the Nasdaq Global Market, or Nasdaq, and on The Tel-Aviv Stock Exchange, or TASE. Trading in our ordinary shares on these markets is made in different currencies (U.S. dollars on Nasdaq and NIS on TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). Actual trading volume on the TASE is generally lower than trading volume on Nasdaq, and as such could be subject to higher volatility. The trading prices of our ordinary shares on these two markets often differ, resulting from the factors described above, as well as differences in exchange rates. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

We are subject to ongoing costs and risks associated with complying with extensive corporate governance and disclosure requirements.

        As a foreign private issuer subject to U.S. federal securities laws, we spend a significant amount of management time and resources to comply with laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, SEC regulations and Nasdaq rules. Section 404 of the Sarbanes-Oxley Act requires management’s annual review and evaluation of our internal control over financial reporting and attestations of the effectiveness of these controls by our management and by our independent registered public accounting firm. There is no guarantee that these efforts will result in management assurance or an attestation by our independent registered public accounting firm that our internal control over financial reporting is adequate in future periods. In connection with our compliance with Section 404 and the other applicable provisions of the Sarbanes-Oxley Act, our management and other personnel devote a substantial amount of time, and we may need to hire additional accounting and financial staff, to assure that we continue to comply with these requirements. The additional management attention and costs relating to compliance with the Sarbanes-Oxley Act and other corporate governance requirements could materially and adversely affect our financial results.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

Our History

        Orckit Communications Ltd. was incorporated in 1990 under the laws of the State of Israel. Our principal executive offices are located at 126 Yigal Allon Street, Tel Aviv 67443 Israel and our telephone number is (972-3) 696–2121. Our agent in the United States, Puglisi Associates, is located at 850 Library Avenue, Suite 204 Newark, Delaware 19711.

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

Major Developments since January 1, 2007

        We continued in 2007 to direct our resources to the development and marketing efforts related to our technology and products that address the need for solutions capable of supporting very high bandwidth services. We are in the process of developing and commercializing the CM-4000 product lines, which consist of telecommunications equipment supporting high bandwidth services over fiber networks in telecommunications networks located in metropolitan, or metro, areas. In 2007, we continued, though to a lesser extent, to sell our CM-100 product to KDDI in Japan for their national deployment of a metropolitan area network that carries new IP-based services, including high-definition TV, or HDTV, cellular network transmissions, Internet access and voice over IP, or VoIP. These services, if carried over a single network, are also known as “quadruple play” services. Substantially all of our operating expenses in 2007 were related to our efforts to develop and market the CM-100 and CM-4000 product lines. Our CM-4000 product line was first announced in early 2007 and commercial availability is expected in 2008. The CM-4000 offers significantly higher bandwidth support, greater Ethernet user interface density and a wider range of services compared with the CM-100.

        In March 2007, we issued convertible notes denominated in NIS in the aggregate principal amount of approximately $25.8 million (based on the exchange rate at the time of the issuance), resulting in net proceeds to us of approximately $25.0 million. The notes bear interest at the rate of 6% and are linked to the Israeli CPI. The notes are due in March 2017, and are subject to the right of the holders to request early repayment in March 2012. As of March 31, 2008 the indexed principal amount of our debt obligation under the convertible notes was approximately $31.2 million (based on the U.S. Dollar/New Israeli Shekel exchange rate at March 31, 2008).

        The notes are convertible at the election of the holders into our ordinary shares at the initial conversion price of NIS 52.50 per share (approximately $14.78, based on the exchange rate at March 31, 2008) if the conversion occurs by March 10, 2010 and at the initial conversion price of NIS 63.00 per share (approximately $17.73, based on the exchange rate at March 31, 2008) if the conversion occurs thereafter, in each case subject to adjustment for customary events. We have a right to force conversion of the notes if the market price of our ordinary shares exceeds $30 per share, subject to certain dilution adjustments, in any 20 trading days within a period of 30 consecutive trading days at the conversion price then in effect.

        In early 2008, our CM-100 and CM-4000 product lines were selected by Media Broadcast Gmbh as a network infrastructure building block for network solutions deployed by Deutsche Telekom’s wholesale business unit, and leased to a leading cable operator in Germany. Deployments are expected to begin in 2008, with a rollout expected over the next few years.

Principal Capital Expenditures

        Our principal capital expenditures to date have been the purchase of equipment and other software tools in Israel used in our business. These purchases totaled $1.9 million in 2005, $910,000 in 2006 and $613,000 in 2007. We used internal resources to finance these capital expenditures.

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

        Our CM-100 product line is designed to enable the provision and management of data and voice transport services in an efficient manner that is expected to reduce the costs of transport service providers. Supporting fiber-optic infrastructures, the CM-100 supports a wide range of interfaces for video, data and voice.

        The CM-4000 is our higher end product line in the Ethernet transport area. It is expected to be commercially available in 2008. It provides multi-service capabilities and reliability similar to the CM-100, while offering higher bandwidth support, greater Ethernet user interface density and a wider range of services compared to the CM-100.

        Our CM-100 and CM-4000 metropolitan product lines are optical transport solutions that are designed to handle not only the growing demand for video and data services by telephone company customers and small to medium size businesses, but also support most traditional voice services, in compliance with the technical specifications required by existing synchronous voice transmission on optical media, or SONET or SDH. The CM-100 and CM-4000 product lines are designed to provide the benefits of both Ethernet and SONET (or SDH) protocols. The product lines are also designed to avoid integrating costly protocol-dependant routing and switching functionalities that are generally required in adapting SONET platforms to support data traffic, as well as the costs of adapting additional Ethernet platforms to handle packet-based traffic.

        We focus on the need of metropolitan area networks designed in a ring configuration that primarily addresses a transmission capacity of 10 or more Gigabits per second, or Gbps. A majority of metropolitan area rings are currently operating at a capacity of 2.5 Gbps or below because they were primarily designed to address voice traffic and, since 1998, to support high speed Internet connection services. It is expected that as new HDTV video and data services emerge, both for residential and small business enterprises, there will be an increased need to expand capacity of the metro ring.

        The CM-100 product line was first delivered for commercial deployment in 2004. In 2004, this product was selected for commercial deployment by KDDI Corporation in Japan, a major telecom carrier in Japan. Sales in Japan are made through distributors. Sales to KDDI accounted for approximately 99.8% of our revenues in 2005, 97.2% of our revenues in 2006 and 99.3% in 2007. KDDI has deployed the CM-100 product line as part of a nation-wide build up in Japan of an advanced metro network that is expected to carry “quadruple play” services.

        In 2007, we also continued our marketing efforts through offices in Israel, Korea, the United States and India. We expect that in the next several years telecommunication carriers in Asia will invest in the expansion of their metropolitan area networks and will evaluate solutions that significantly enhance the delivery and support of quadruple play services.

        In 2007, we began sales and marketing efforts in select markets in Europe through our corporate offices in Tel Aviv, Israel. We expect our product lines to offer benefits to carriers in these markets as they are in the early phases of implementing high-bandwidth networks for TV and video services.

        In early 2008, our CM-100 and CM-4000 product lines were selected by Media Broadcast Gmbh as a network infrastructure building block for network solutions deployed by Deutsche Telekom’s wholesale business unit, and leased to a leading cable operator in Germany. First deployments are expected to begin in 2008.

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

        Offerings to consumers of high speed data services at rates of up to 100 mega-bits per second, or Mbps, have reached millions of subscribers in a number of Asian markets, including Japan and Korea. These services are offered either over fiber connections or a combination of fiber and fast access technologies, such as ADSL release 2, very high speed digital subscriber line, or VDSL, and VDSL release 2, wireless or cable networks. Similar expansion of fiber to the premises and fiber to the curb has reached millions of subscribers in the United States as well. Connecting subscribers with fiber is expected to allow for significantly higher speed services, mainly data and video services and, as a result, will require an upgrade of metro telecom equipment with technologies that enable very high speed transmissions of data services over fiber networks.

        The main driver for growth of data traffic is the adoption of new video services by consumers. Services such as video-on-demand, HDTV, catch-up TV, and Internet-TV are posing new requirements on service providers’ networks in terms of bandwidth scaling and quality of service. Video services require peak bandwidth capacity on orders of magnitude higher than deployed for Internet access services, but only at certain hours of the day. Additionally, video services have different characteristics than internet access and voice services. Video services are sensitive to jitter, loss and delay. In addition, existing mechanisms to insure quality of service that were developed to address traditional services are insufficient for HDTV and other new video services. Our CM product line was designed to address these requirements for the delivery of video services to consumers.

        Telecommunication companies have typically managed their data transfer capacity needs through their existing metro transport technologies. These technologies were originally designed for transporting voice services. These traditional solutions, however, are not designed to support high levels of data services traffic. Traditional networks are also inefficient when transporting data as they fail to utilize inherent differences in the type of network support that is required for the transmission of data traffic. Data traffic is generally less susceptible to corruption resulting from minor time delays and less time-sensitive than voice traffic. In addition, the flow of data traffic is often characterized by rapid bursts, with dynamically varying levels of utilization of communication channels, as opposed to the flow of voice traffic, which has characteristically constant levels of channel utilization. Most of the metropolitan area networks are based on transmission equipment that is limited to transmission capacities of 2.5 Gbps and below. Telecommunications carriers are expected to upgrade their metro networks over the next few years to be able to support transmission capacities of 10 or more Gbps in order to better support high bandwidth data services.

        A range of new solutions is being developed to address the need of carriers and service providers to be able to support higher levels of data traffic within and between metropolitan areas, commonly referred to as metro transport. One type of solution, consisting of a router or switch that transports packets of data, focuses on the characteristics of data traffic without supporting high-rate time division multiplexing, or TDM, circuit services that meet the stringent timing requirements needed for some legacy services. In this type of solution, data services and legacy services are transmitted and maintained in different metro networks. Another type of solution attempts to take advantage of the characteristics of data traffic while continuing to support traditional voice traffic over a converged metro network. We offer this second type of solution that offers transmission capacities of 10 Gbps and higher, and supports transmission of both packets of data and traditional circuit-based voice and data services over the same network. Data services supported include the transmission of a range of video services, whether in standard or HDTV mode, as well as over cellular networks. We expect that the metro transport solution for the transmission of traditional voice and increased data traffic will combine the efficient transport of data services based on Ethernet protocol with high reliability voice services based on SONET/SDH protocol.

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

        Ethernet. Ethernet is the most widely-installed local area network, or LAN, technology. It is often used in college dormitoriesand office buildings. The most commonly installed Ethernet systems are called 10BASE-T and provide transmission speeds up to 10 Mbps. In recent years, through development of new protocols and technologies, Ethernet has evolved to become the standard interface of choice for new deployments in the Wide Area Network, or WAN, as well. In particular, new protocols that improve carriers’ fault management and performance management of Ethernet-based networks have been introduced.

         RPR. Resilient packet ring, or RPR, is a technology that is designed to integrate Ethernet data protocols for the efficient transmission of data with traditional SONET voice protocols. An industry standard for RPR, IEEE 802.17, was completed and approved in 2004, and an amendment known as IEEE 802.17b was completed and approved in 2007. We have been instrumental in establishing this standard, serving actively as a member of the industry working group charged with defining the RPR protocol.

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

        Pseudo Wire Emulation.  Pseudo wire emulation, or PWE, is a standards-approved technology for mapping different services over packet switched networks, such as MPLS. A pseudowire emulates a point-to-point link, and provides a single service which is perceived by its user as an unshared link or circuit of the chosen service, and can be used as a convergence layer for multi-service systems.

CM-100 Product

        Our CM-100 metropolitan product line is an optical transport solution that can handle not only the growing demand for data services by telephone company customers and small to medium size businesses, but also support the full range of traditional voice services, in compliance with SONET/SDH technical specifications. The CM-100 product line is designed to provide the benefits of both Ethernet and SONET/SDH protocols. It is also designed to avoid integrating costly protocol-dependant routing and switching functionalities that are generally required in adopting SONET platforms to cover data traffic, as well as the costs of adopting Ethernet platforms to handle voice traffic.

        The CM-100 product line utilizes SONET/SDH, RPR, PWE and MPLS technologies to effectively support a range Ethernet and Time Division Multiplexing, or TDM, services that are commonly used for voice transmissions and other data services. Data services supported include video services, whether standard or HDTV streams, in a broadcasting or multicasting mode, that allows for broader customization of transmission based on a customer’s selection. This product line is designed to work with both legacy SONET/SDH and emerging MPLS core devices. The CM-100 product can support transmission capacities of up to 10 Gbps and interfaces with:

š	10 megabit/100 megabit Ethernet;

š	1 Gigabit Ethernet;

š	10 Gigabit Ethernet; and

š	a range of TDM SONET interfaces including:

■	1.544 Mbps Plesiochronous (PDH) interface (known also as T1) and 2.048 megabits per second PDH interface (known also as E1);

■	44.736 Mbps Plesiochronous (PDH) interface (known also as DS3);

■	155 Mbps SONET/SDH interface (known also as OC3/STM-1) Clear Channel and Channelized;

■	622 Mbps SONET interface (known also as OC12/STM-4); and

■	2.5 gigabit per second SONET interface (known also as OC48/STM-16).

        The CM-100 product line is designed to deliver both Ethernet and TDM (SONET/SDH) –based services over a packet-based network. These services are carried over MPLS pseudowires over an RPR ring in a packetized form that is designed for both bandwidth efficiency and lower cost architecture. The CM-100 allows legacy data services, such as frame relay, asynchronous transfer mode, or ATM, and packet over SONET, to be carried in their native form allowing a reduction in the bandwidth used to provide these services. MPLS is used to provide both end-to-end automatic provisioning capabilities and isolation between different users’ services, thus providing a preferred method of traffic engineering. MPLS also aids end-to-end interoperability between the transport systems of different vendors.

        In 2008, we expect to continue the development of additional software features for the CM-100 product line, to support customer requirements and address emerging “quadruple play” service applications, that is, a bundled service offering by telecom carriers to residential subscribers which is comprised of voice services, Internet connection and a range of video and other media services that address high transmission rates (typically of 10 Mbps and beyond), all over IP protocols. Quadruple play also supports cellular services of the “third generation”, or 3G and 3.5G, carried over IP networks that include video transmission over the cellular network.

CM-4000 Product

        Our CM-4000 product line was first announced in early 2007, with commercial availability expected in 2008. The CM-4000 is our high capacity product line in the packet transport area. It provides multiservice capabilities and reliability similar to the CM-100. The CM-4000 offers higher bandwidth support, greater Ethernet user interface capacity and a wider range of services compared to the CM-100. It is based on a 320 Gbps non-blocking switching architecture, scalable to 640 Gbps, and provides high scalability of services and service rates.

        The CM-4000 product line builds on our industry-leading packet transport technology, and supports a mix of data and TDM interfaces ranging from tens of Megabits to tens of Gigabits, through the introduction of advanced bonding technologies. It supports a range of classes of service and service aware traffic management, as well as high rate interfaces for Ethernet and for SONET services.

        We believe that our CM-4000 switches address the needs for next-generation carrier ethernet transport, or CET, with a cost-effective combination of Ethernet, TDM and intelligent video processing. Our solution is designed to ensure service quality and availability, while enabling a  reduction of capital and operating expenses. Using CM-4000 switches enables a customer to achieve network convergence with a plug-and-play network management system, or NMS, that easily interacts with operating support system, or OSS, service applications. The CM-4000 is a high-capacity MPLS-based carrier Ethernet transport switch providing high service availability and scalability, and simplified end-to-end “point-and-click” management through its service/application-oriented CM-view NMS.

        Our CM-4000 product line includes the CM-4314 and CM-4206 systems, which provide non-blocking switching capacity of 320 Gbps, scalable to 640 Gbps, and 160 Gbps, scalable to 320 Gbps. It provides in-service scalability of network-side links to up to 100 Gbps through advanced link bonding technologies. It can be deployed in any topology, including ring, mesh and tree, over one or multiple 10 Gbps wavelengths. The following interfaces are expected to be supported on the CM-4000:

š	10 megabits/100 megabits Ethernet;

š	1 Gigabit Ethernet;

š	10 Gigabit Ethernet;

š	OC-192 10 Gigabit Resilient Packet Ring; and

š	Rate and Protocol configurable SONET/SDH at OC-3/STM-1, OC-12/STM-4, OC-48/STM-16

        By cost-effectively enabling a mix of Ethernet and TDM traffic over the same network infrastructure, the CM-4000 secures service providers’ investment, enabling deployment of advanced residential multi-play and business Ethernet services, together with traditional TDM services, and the means to gradually migrate them to Ethernet through interworking technologies.

        Our CM-4000 was designed to efficiently deliver a mix of TDM and advanced packet services over a single, converged transport infrastructure. It offers a designed application and service-aware traffic management scheme, that provides end-to-end performance during congestion, and enables dynamic bandwidth reclamation and optimal bandwidth utilization for the delivery of the following packet and TDM services:

š	E-Line, E-Tree and E-LAN services with differentiated quality of service, or QoS, application-aware classification and Service Level Agreement, or SLA, guarantee;

š	Ethernet virtual private line, or EVPL, and virtual private LAN services, or VPLS;

š	SONET/SDH to Ethernet interworking;

š	A full range of TDM private line services; and

š	Non-blocking SONET/SDH low-order and high-order cross connect.

        These services enable the delivery of end-user applications such as multi-play (VoIP, broadcast video, VoD, shifted TV, network private video recorder, or nPVR, high speed internet access, or HSI), business Ethernet, 3.5G/4G wireless backhaul and on-demand content distribution. They also facilitate the migration towards all-IP by providing a viable path to convergence through the introduction of SONET/SDH to Ethernet interworking.

Sales, Marketing and Service

        Sales and Marketing. We market our products to telecommunication companies both directly and indirectly through original equipment manufacturers, strategic alliances and agency and distribution arrangements. Our direct sales and marketing efforts are carried out through our offices in India, Israel, Japan, Korea and the United States. In addition, we believe that our participation in technology committees involved in the establishment of industry standards is a strong marketing tool. As of December 31, 2007, overall marketing and sales efforts were conducted by approximately 40 employees.

        The following is a summary of revenues by geographic area for the last three years:

	Year ended December 31
	2005	2006	2007
	(In thousands)

Japan	$101,247	$62,445	$9,906
Other countries	-	1,203

	$101,247	$63,648	$9,906

        All of our revenues from 2005 through 2007 were generated from our CM-100 metro product line, with sales to KDDI accounting for 99.8% of our revenues in 2005, 97.2% of our revenues in 2006 and 99.3% of our revenues in 2007. We expect to depend on purchases by a very limited number of telecommunication carriers for our product revenues.

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

        Services and Support. We offer repair services as part of our warranty services and technical support services for our products. We usually do not offer installation services. We expect that our local distributor or reseller will provide the first level of service and support. More extensive repair and technical support is offered at our headquarters in Israel pursuant to software support and hardware warranty obligations. We also offer telephone support and provide product training to our carrier customers on a case-by-case basis. We deliver our products to our resellers and usually they are responsible for installations. Alternatively, in Germany, the reseller can ask us to make the installations for an agreed price. Second level support services that address identification and documentation of field failures are provided by our office in Japan and, for sales in Germany, by our office in Israel.

        To date, substantially all of our CM-100 product sales are subject to a warranty and support protection period of up to two years. This period is likely to be increased in connection with future sales. Our warranty generally covers defects in materials or workmanship and failure to meet published specifications, but excludes damages caused by improper use and other express or implied warranties. In the future, based on market conditions, we may agree to indemnify our customers in some circumstances against liability from defects in our products or for indirect damages. In the event that there are material deficiencies or defects in the design or manufacture of our products, the affected products could be subject to recall. Our exposure to indirect damages arising from failures covered by our warranty could be significant.

        Customers and End-users. The CM-100 product line was first delivered for commercial deployment in 2004. To date, our product has been commercially deployed by KDDI Corporation in Japan. Recently, our CM-100 and CM-4000 product lines were selected by Media Broadcast Gmbh as a network infrastructure building block for network solutions deployed by Deutsche Telekom’s wholesale business unit, and leased to a leading cable operator in Germany. The frame agreement with Media Broadcast was signed in the first quarter of 2008.

        Our sales to KDDI in Japan are made pursuant to agreements and related terms of sale with OKI, a distributor of telecom and enterprise products in Japan. We typically provide a fourteen-month product warranty and post-contract hardware and software support services with respect to products sold. OKI provides on-site product support services and training. Our distribution agreement sets general distribution terms regarding any sales that are made to targeted customers. OKI submits purchase orders for products on an as needed basis and is not committed to purchase any specific amount of our products.

        Our sales to Media Broadcast in Germany will be made pursuant to a frame agreement that governs sales to them. We typically will provide a two year product warranty and post-contract hardware and software support services with respect to products sold. Media Broadcast will provide on-site product support services and training to the end user. Our frame agreement sets general terms regarding sales that are made to targeted customers. Media Broadcast will submit purchase orders for products on an as needed basis and is not committed to purchase any specific amount of products.

Manufacturing

        We use one or two major subcontractors for component sourcing, inventory warehousing, board assembly, testing and shipment. These contracting and manufacturing arrangements have enabled us in the past to produce reliable, high quality products at competitive prices and to achieve on-time delivery of our products. We expect to continue to utilize third parties to manufacture, assemble and test our new products.

        Telecommunications company orders are short term and typically involve short delivery time frames. The manufacture of products is mainly against purchase orders, although we are likely to order products based on sales forecasts and also to keep certain levels of products in inventory. We and our manufacturers perform final quality control and extensive testing prior to shipping. Product quality and reliability are of prime concern in all phases of the manufacturing process. Our facilities are subject to the ISO9001 certification process. This certification is required in order to sell to many of the telecommunication companies.

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

        We are subject to telecom industry regulations and requirements set by telecommunication carriers that address a wide range of areas including quality, final testing, packaging and use of environmentally friendly components. We comply with the European Union’s Restriction of Hazardous Substances Directive that required telecom equipment suppliers to stop the usage of some materials that are not environmentally friendly by July 1, 2006, known as the “RoHs5 regulations”. Further regulations, the RoHs6 regulations require suppliers to stop the usage of lead in solders in telecommunication equipment. Under the directive, an extension for compliance with the RoHs6 regulations through 2010 was granted. We expect that other countries, including countries we operate in, will adopt similar directives or other additional regulations. We will attempt to comply with the RoHs6 regulations by 2009.

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

        The two main competing solutions for our carrier Ethernet transport product lines are layer-3 routers and pure-play carrier Ethernet switches. Older generation SONET/SDH based platforms cannot address the scalability requirements posed by the fast growth of video and other data services. Layer-3 routers were the first to address the new requirements for high bandwidth scalability. Pure-play carrier-Ethernet switches offered a similar value proposition at a lower price. Both alternatives lack carrier-class and transport-class characteristics required in service providers’ transport networks, and do not support high capacity legacy TDM services, but may be used by service providers deploying separate overlay networks for packet and TDM services.

        Our competitors in our targeted markets of metro and access telecom equipment are numerous and we expect competition to increase in the future. Our principal competitors for our products include Alcatel-Lucent, Ciena, Cisco Systems, Inc., ECI Telecom Ltd., Ericsson, Fujitsu, Huwaei, NEC, Nortel Networks, Nokia-Siemens Networks, Tellabs and UTStarcom.

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

Legal Proceedings

        On May 24, 2006, Bezeq – The Israeli Telecommunications Corporation Ltd. filed a lawsuit against us in the District Court of Tel Aviv. The complaint alleges that we breached supply undertakings regarding DSL products and services we supplied Bezeq and claims approximately $11 million in damages. We do not supply any more DSL products or services. We filed an answer denying the allegations in the complaint and counterclaimed for approximately $2.2 million in damages. We believe that Bezeq’s lawsuit is without merit and intend to vigorously defend against it.

        We are not a party to any other material pending legal proceedings, nor is any of our property the subject of any other material pending legal proceeding.

C.	ORGANIZATIONAL STRUCTURE

List of Significant Subsidiaries

        Corrigent Systems Inc., a subsidiary, is a Delaware corporation. As of March 31, 2008, Orckit owned almost all of the shares of Corrigent Systems on a fully-diluted basis.

D.	PROPERTY, PLANTS AND EQUIPMENT

        Our principal offices in Tel Aviv occupy approximately 60,000 square feet of space rented through a series of leases. Our major lease in Tel Aviv expires in December 2010. We have an option to terminate these lease agreements with six months’ prior written notice. We also maintain offices in Tokyo, Japan, Mumbai, India and Seoul, South Korea. We believe that our offices and facilities are adequate for our current needs and that suitable additional or substitute space will be available when needed.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        Statements in this Annual Report concerning our business outlook or future economic performance, anticipated revenues, expenses or other financial items, introductions and advancements in development of products, and plans and objectives related thereto, and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements” as that term is defined under the United States Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under “Risk Factors” in this Annual Report as well as those discussed elsewhere in this Annual Report and in our other filings with the Securities and Exchange Commission.

A. OPERATING RESULTS

        Our operating and financial review and prospects should be read in conjunction with our financial statements, accompanying notes thereto and other financial information appearing elsewhere in or incorporated by reference into this Annual Report.

Overview

        Orckit was founded in 1990. We are an Israeli corporation engaged in the design, development, manufacture and marketing of telecom equipment that enables transmission of broadband services. Substantially all of our revenues since 2004 have been derived from the sale of our metro products, the CM-100 product line, to KDDI. Our historical revenues through December 31, 2003 were generated primarily from the sale of systems and customer premises modems based on digital subscriber line, or DSL, technology. We have terminated the sale of these DSL products. We expect to generate substantially all of our revenues in 2008 from the sale of our CM-100 and CM-4000 metro product lines.

        The end-user base for our products is comprised primarily of large telecommunications companies, and has historically been concentrated in each year among a very small number of companies. Sales to KDDI accounted for approximately 99.8% of our revenues in 2005, 97.2% of our revenues in 2006 and 99.3% of our revenues in 2007. In early 2008, our CM-100 and CM-4000 product lines were selected by Media Broadcast Gmbh as a network infrastructure building block for network solutions deployed by Deutsche Telekom’s wholesale business unit, and leased to a leading cable operator in Germany. Deployments are expected to begin in 2008, with a rollout expected over the next few years. We expect that in 2008 substantially all of our revenues will be generated by sales to KDDI and Media Broadcast and that for the foreseeable future we will continue to experience high customer concentration.

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

        Substantially all of our operating expenses in 2007 related to research and development expenses, selling, general and administrative expenses and capital expenditures for the operations and support related to our CM-100 and CM-4000 product lines and related technologies.

        We generated operating losses in each of the five years prior to 2005. Our revenues were insignificant in 2003 and the first half of 2004, as we transitioned our business from the sale to DSL products to the sale of metro products. We began to generate revenues from sales of our metro products in the second half of 2004. In 2005 and 2006, we recognized revenues solely from sales of our metro products and were able to generate operating and net income in these years, although the amount of operating and net income was significantly lower in 2006 than in 2005. Our sales declined in the second half of 2006. The decline in revenues accelerated in 2007 due to a significant decrease in sales to our only significant customer. As a result, we generated operating and net losses in 2007. It is likely that we will recognize an operating loss and a net loss in 2008.

        The telecommunications equipment market is undergoing continuous change. Companies with research and development activities in Asia, particularly in China, are leveraging the lower engineering cost structure and also building on the success they have had in supplying products to telecom carriers in their local markets. In addition, Asian equipment manufacturers have begun to make sales in commercial volumes of high-end telecommunication equipment to carriers in Europe, Asia and the Middle East. These sales have increased price competition in these areas. These equipment vendors have access to lower cost research and development resources, and are able to sell their products to government-owned local carriers. These manufacturers are likely to become strong competitors in the markets we target. As a result, we are focusing our resources on bringing to market highly-advanced products with innovative technology components. We also concentrate on cost efficiencies in our design process to be able to respond to expected price competition going forward.

        Our metro products address high-bandwidth packet services. We expect that “quadruple play” services will grow and drive the demand for our metro products. However, the growth of these services will be subject to the ability of telecom carriers to offer services at a price that is attractive to subscribers while generating profits to the carriers sufficient to justify a significant investment in new equipment. Our future success will be directly affected by the ability of our customers to add subscribers for these new data services.

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

        Critical accounting policies are those that are most important to the portrayal of our financial condition and our results of operations, and require management’s most difficult, subjective and complex judgments, as a result of the need to make estimates about the effect of matters that are inherently uncertain. Our most critical accounting estimates, discussed below, pertain to revenue recognition, provision for servicing products under warranty, inventories, fair value of financial instruments and stock-based compensation In determining these estimates, management must use amounts that are based upon its informed judgments and best estimates. We evaluate our estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.

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

        In 2004 through 2007, we granted post-contract hardware and software support services, or PCS, in our sales to KDDI. The VSOE of the fair value of the PCS relating to these sales could not be determined. The VSOE is evaluated on a case by case basis for each product. Accordingly, revenues for substantially all sales in 2004 through 2007 were recognized ratably over the fourteen-month term of the PCS. Deferred income of $3.2 million as of December 31, 2006 represented $5.9 million of deferred revenues, less the $2.7 million deferred cost of goods associated with these revenues. Deferred income of $1.0 million as of December 31, 2007, represented $2.3 million of deferred revenues less the $1.3 million deferred cost of goods associated with these revenues. The deferred revenues and costs will be included in our statements of operations over the term of the PCS. Applicable costs that were deferred consist of (a) cost of components used in manufacture and assembly, (b) subcontractors fees for component procurement, manufacture, assembly, testing, shipment and final testing, (c) expenses related directly to operational activities: salaries of manufacturing planning, support, procurement personnel, premises lease and related expenses of those departments, travel expenses of those employees, related expenses of subcontractors and depreciation of equipment used in the testing process, (d) expenses addressing Post Contract Services of “level 3” and maintenance services including provisions for salary and travel expenses, (e) warranty provisions for hardware repair, and (f) OCS royalties on products sold.

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

Inventories

        Inventories are stated at the lower of cost or market value. Cost is determined using the “moving average cost” method for raw materials and on the basis of direct manufacturing costs for finished products. We periodically evaluate the quantities on hand relative to current and historical selling prices and historical and projected sales volume and technological obsolescence. Based on these evaluations, inventory write-offs and write-down provisions are provided to cover risks arising from slow moving items, technological obsolescence, excess inventories, discontinued products and for market prices lower than cost. We wrote off and wrote down inventory in a total amount of $0 in 2005, $940,000 in 2006 and $960,000 in 2007.

Fair value of financial instruments

        We determined that the conversion feature of our convertible notes is an embedded derivative. According to FAS 133 – “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”), if an embedded derivative is indexed to the reporting entity’s own stock and would be classified in stockholders’ equity if it was a freestanding derivative, that embedded derivative is not considered a derivative for purposes of FAS 133. Since the conversion price of the convertible notes is denominated in NIS, while our functional currency is the U.S. dollar, this embedded derivative would not be classified in stockholders’ equity as if it were a freestanding derivative. Thus, the conversion feature is a derivative for FAS 133 purposes. Since the economic characteristics and risks of the conversion feature are not clearly and closely related to the economic characteristics and risks of the host contract, the convertible notes, the conversion option must be separated and measured as a derivative.

        We measured the fair value of the conversion feature on the issuance date at approximately $5 million. The valuation methodology used the following key parameters: standard deviation, time to expiration, the risk free rate of return and the value of the underlying asset. A change in one of the parameters is likely to alter the valuation of the conversion feature. Since we received net proceeds of approximately $25 million, the remaining $20 million was allocated to the notes, thereby creating a discount and increasing the effective interest rate. The discount is amortized over the period from the issuance date to the expected maturity date. The conversion feature is evaluated at each reporting period, and the difference in fair value is recorded as financial income or expense.

        At December 31, 2007, mainly due to the decline in our share price, partly offset by the change in the NIS-U.S. dollar exchange rate, the fair value of the conversion feature decreased by approximately $3.5 million.

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

        Prior to July 1, 2005, we accounted for stock-based compensation costs in accordance with Accounting Principle Board Opinion number 25 (Accounting for Stock Issued to Employees), known as APB25, and related interpretations. Under this treatment, compensation cost for employee stock option plans was measured using the intrinsic value based method of accounting. We expensed $616,000 in 2005, $855,000 in 2006 and $2.7 million in 2007 for stock-based compensation, of which $263,000 was recorded in 2005 for the period January 1 through June 30, 2005 and was calculated based on APB 25 and the balance of $353,000 was recorded for the period July 1 through December 31, 2005 and was calculated based on SFAS 123R. If we had used SFAS 123R from January 1, 2005 through December 31, 2005, our stock-based compensation expense for 2005 would have been $5.5 million. As of December 31, 2007, there was approximately $5.1 million of total unrecognized stock-based compensation expense related to non-vested stock-based compensation arrangements granted by us (including options whose vesting is subject to our meeting specified performance goals, which we assume will be achieved). That expense is expected to be recognized by us over a weighted-average period of 2.5 years.

Results of Operations

        The following table sets forth certain items from our consolidated statement of operations as a percentage of total revenues for the periods indicated:

	For the years ended December 31,
	2005	2006	2007

Revenues	100.0%	100%	100%
Cost of revenues	51.2	47.5	48.7

Gross profit	48.8	52.5	51.3
Research and development expenses, net	15.9	24.4	203.5
Selling, general and administrative expenses	15.9	25.2	170.6

Operating income (loss)	17.0	2.9	(322.8)
Financial income, net	2.6	5.3	57.1
Other income	2.4	-	143.7

Net income (loss)	22.0%	8.2%	(122.0)%

        Revenues. Our revenues of $101.2 million in 2005, $63.6 million in 2006 and $9.9 million in 2007 were generated from sales of our CM-100 product line. Almost all of these revenues were generated from sales to KDDI. Our revenues decreased in 2006 and 2007 as a result of lower orders from KDDI as they completed their initial deployment of the CM-100.

        Gross Profit. Cost of revenues consists primarily of raw materials, subcontracting costs, costs for integration, assembly and testing of finished products, expenses related directly to operational activities, cost related to PCS and maintenance services and the payment of royalties to the Office of the Chief Scientist. Gross profit was $5.1 million, or 51.3% of revenues in 2007 compared to $33.4 million, or 52.5% of revenues, in 2006 and $49.4 million, or 48.8% of revenues, in 2005. The increase in our gross profit percentage in 2006 in comparison to 2005 was primarily attributable to revenues from software license fees.

        Operating Expenses:

	Year ended December 31, ($ in millions)			% Change
	2005	2006	2007	2006 vs. 2005	2007 vs. 2006

Research and development, net	16.1	15.6	20.2	(3.1)%	29.5%
Selling, general and administrative	16.1	16.0	16.9	(0.6)%	5.6%
Total operating expenses	32.2	31.6	37.1	(1.9)%	17.4%

        Research and Development Expenses, net. Research and development expenditures consist primarily of materials, depreciation and salaries and related costs for engineering and technical personnel and subcontracting costs associated with developing new products and features. Our costs for research and development are expensed as incurred. Grants from the government of Israel for research and development are offset against our gross research and development expenditures. Research grants were $173,000 in 2005, $1.9 million in 2006 and $2.5 million in 2007. Research grants in 2006 were higher than in 2005 because a portion of the grants recognized in 2006 covered our research and development working plan for 2005. Research grants in 2007 were higher than in 2006 because a higher portion of the grant was assured and recognized in 2007. Our net research and development expenses were slightly lower in 2006 compared to 2005, mainly due to larger grants received from the Israeli Office of the Chief Scientist, partly offset by an increase in the cost of salaries of research and development employees. Our net research and development expenses were higher in 2007 compared to 2006 due to an increase in the cost of salaries of research and development employees and increase in investment in materials and equipment required for research and development activities. We anticipate that we will incur the same or higher level of research and development expenditures in 2008 compared to 2007 in connection with our design efforts relating to the CM-4000 product line.

        Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of costs relating to promotion, trade shows, compensation costs for marketing and sales personnel, and other general corporate expenses. Selling, general and administrative expenses were higher in 2007 than in 2006 mainly due to an increase in compensation expenses related to employee stock option grants. We expect that marketing and sales expenses will increase in 2008 as we continue with our marketing activities and sales efforts in an attempt to expand the distribution of our metro products.

        Financial Income, net. Our financial income consists primarily of interest on short term and long-term investments and on bank deposits. In 2007, our financial income also included income resulting from the valuation of the convertible terms of our convertible note. In 2005, financial expense consisted primarily of interest payments with respect to bank loans and exchange rate differentials. In 2006, financial expense consisted primarily of losses from the sale of marketable securities. In 2007 financial expense consisted primarily of interest payments with respect to our convertible notes and amortization of the issuance costs of our convertible notes.

        Financial income, net was $2.6 million in 2005, $3.3 million in 2006 and $5.7 million in 2007. The fluctuations in our financial income were primarily driven by the amount of financial income derived from our investment in marketable securities and, in 2007, by financial income resulting from the valuation of the convertible terms of our convertible notes. In 2005, exchange rate currency losses also impacted our financial income, net mainly due to fluctuations of the Yen versus the U.S. dollar which resulted in expenses of approximately $972,000, offset in part by income of approximately $410,000 from fluctuations of other currencies (mainly NIS) versus the U.S dollar. In 2006 we had net exchange rate currency income of approximately $397,000. In 2007, we had a financial income of approximately $3.5 million resulting from the valuation of convertible terms of our convertible notes.

        Other Income. Other income in 2005 consisted of capital gain in the amount of $2.4 million that we recognized in connection with a sale for $4.2 million of our holdings in Siliquent Technologies Inc., a venture backed private technology entity. Other income in 2007 resulted from the payment of an arbitration claim won by the Company against a supplier of semiconductor chips. The claim was for damages Orckit incurred in the period from 2001 through 2003 with respect to semiconductor chips that were used in Orckit’s legacy DSL products.

Impact of Inflation, Devaluation and Fluctuation of Currencies on Results of Operations, Liabilities and Assets

        As of December 31, 2007, the majority of our assets in non-dollar currencies were in NIS and in Yen. A devaluation of the Yen or NIS in relation to the U.S. dollar would have the effect of decreasing the dollar value of assets in Yen or NIS of Orckit, to the extent the underlying value is Yen or NIS based. A devaluation of the Yen or NIS would also have the effect of reducing the U.S. dollar amount of any of our liabilities that are payable in NIS (unless such payables are linked to the U.S. dollar). Furthermore, a devaluation of the NIS would also have an effect on the U.S. dollar conversion price of our convertible notes. A devaluation of the NIS in relation to the U.S. dollar would have the effect of decreasing the dollar value of the conversion price of the notes.

        Almost all of our sales from 2005 through 2007 were denominated in Yen. A substantial part of our expenses, principally payroll and payments to Israeli vendors, is in NIS, while a significant portion of the cost of goods sold is in U.S. dollars. Our results of operations are adversely affected by increases in the rate of inflation in Israel when such increases are not offset by a corresponding devaluation of the new Israeli shekel against the U.S. dollar. The results are also affected by the currency exchange rate between the U.S. dollar and Yen. Due to the increasing value of the U.S. dollar against the Yen in 2005 and to lesser extent in 2006, sales that were denominated in Yen were recognized based on higher Yen/U.S. Dollar exchange rates, resulting in lower revenues and gross margins and lower income than if the exchange rate had not changed from the previous year. In 2007, the value of the U.S. dollar declined against the Yen resulting in higher revenues and gross margins. In 2007, the value of the U.S. dollar also declined against the NIS, which caused our NIS denominated expenses to increase.

        We are not presently engaged in hedging transactions. We may, however, enter into foreign currency derivatives, mainly forward exchange contracts; in order to protect our cash flows in respect of existing assets.

        The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS, the rate of inflation in Israel adjusted for the devaluation and, for 2003 through 2007, the devaluation rate of the Yen against the U.S. dollar:

Years Ended December 31,	Israeli Inflation Rate	NIS Devaluation Rate	Israel Inflation Adjusted for Devaluation	Yen Devaluation Rate

2003	(1.9)	(7.6)	5.7	n\a
2004	1.2	(1.6)	2.8	(4.1)
2005	2.4	6.8	(4.4)	14.3
2006	(0.1)	(8.2)	(8.1)	1.2
2007	3.4	(9.0)	12.4	(5.8)

B. LIQUIDITY AND CAPITAL RESOURCES

        We have historically financed our operations primarily through sales of equity, issuance of convertible notes and the receipt of grants to fund research and development, as well as from bank loan proceeds. In 2005, we also used cash from operations to finance our operations.

        We had working capital (total current assets net of total current liabilities) of $34.9 million as of December 31, 2006 and $57.7 million as of December 31, 2007. The increase in our working capital in 2007 occurred mainly as a result of an increase in our cash, cash equivalents and short-term marketable securities balances resulting from the net proceeds of the sale of our convertible notes.

        We had cash, cash equivalents, long-term marketable securities and bank deposits of $101.2 million as of December 31, 2007 compared to $85.6 million as of December 31, 2006 and $117.8 million as of December 31, 2005. Since all of our revenues in 2005 and substantially all of our revenues in 2006 and 2007 were recognized ratably over a 14-month period from product delivery, the increase of cash, cash equivalents and marketable securities did not result in a corresponding increase in revenues recognized in 2005. In 2007, we generated approximately $14.2 million in cash from a payment to the Company in connection with the settlement of a commercial dispute related to the Company’s legacy operations. We also generated cash from the issuance of our convertible notes. Accordingly, our balance of cash, cash equivalents, long-term marketable securities and bank deposits increased in 2007. We expect that the balance of our cash, cash equivalents and marketable securities will decline in 2008.

        The majority of our cash, cash equivalents and marketable securities was invested in securities denominated in U.S. dollars and NIS. In 2005, we repaid all of our bank borrowings in the amount of $31.0 million that were outstanding as of December 31, 2004.

        In March 2007, we issued convertible notes in the aggregate principal amount of approximately $25.8 million. See below under “–Convertible Notes” for more details.

Cash Provided by/Used in Operating Activities

        In 2007, we used $15.7 million of cash from operating activities primarily as a result of our net loss of $12.1 million, unrealized interest, premium amortization and currency differences on marketable securities equal to $7.4 million and an aggregate decrease of $4.7 million in trade payables, accrued expenses and other payables and deferred income. These amounts were offset in part by non-cash charges of $2.7 million for stock based compensation, a decrease of $2.1 million in inventories, a decrease of $2.0 million in trade and other receivables and depreciation and amortization of $1.7 million.

        In 2006, we used $31.1 million of cash from operating activities primarily as a result of a decrease of $25.5 million in our deferred income and a decrease of $13.4 million in trade payables, accrued expenses and other payables, offset in part by our net income in the amount of $5.2 million and depreciation and amortization of $2.2 million.

        In 2005, we generated $72.6 million of cash from operating activities primarily as a result of our net income, a decrease of $54.1 million of trade receivables and other receivables and $9.6 million from trading marketable securities, offset in part by a decrease of $9.0 million in trade payables and accrued expenses and an decrease of $6.9 million in deferred income. A substantial part of the sales related to the receivables collected by us in 2005 were not recognized as revenue in 2005.

Cash Provided by/Used in Investing Activities

        Our principal investing activity relating to our operations has been the purchase of equipment and other fixed assets used in our business. These purchases totaled $1.9 million in 2005, $910,000 in 2006 and $613,000 in 2007. Our capital expenditures in 2005, 2006 and 2007 were primarily for the procurement of telecommunications equipment and related software tools.

        Our investing activities also included primarily the receipt of $39.1 million in 2007, $58.3 million in 2006 and $15.1 million in 2005 from marketable securities, offset by $33.3 million in 2007, $48.3 million in 2006 and $63.8 million in 2005 of investments in marketable securities.

Cash Provided by/Used in Financing Activities

        In 2007, $25.6 million of cash was provided by financing activities as a result of the issuance of our convertible notes in the net amount of $24.8 million and $749,000 resulting from the exercise of stock options. In 2006, $1.7 million of cash was provided by financing activities as a result of the exercise of stock options. In 2005, we used $25.0 million in financing activities as we repaid $31.0 million of bank borrowings, offset in part by the receipt of $6.0 million from the exercise of stock options.

Convertible Notes

        In March 2007, we issued convertible notes denominated in NIS in the aggregate principal amount of approximately $25.8 million (based on the exchange rate at the time of the issuance), resulting in net proceeds to us of approximately $25.0 million. The notes bear interest at the rate of 6% and are linked to the Israeli CPI. The notes are due in March 2017, and are subject to the right of the holders to request early repayment in March 2012. As of March 31, 2008 the indexed principal amount of our debt obligation under the convertible notes was approximately $31.2 million (based on the U.S. Dollar/New Israeli Shekel exchange rate at March 31, 2008).

        The notes are convertible at the election of the holders into our ordinary shares at the initial conversion price of NIS 52.50 per share (approximately $14.78, based on the exchange rate at March 31, 2008) if the conversion occurs by March 10, 2010 and at the initial conversion price of NIS 63.00 per share (approximately $17.73, based on the exchange rate at March 31, 2008) if the conversion occurs thereafter, in each case subject to adjustment for customary events. We have a right to force conversion of the notes if the market price of our ordinary shares exceeds $30 per share, subject to certain dilution adjustments, in any 20 trading days within a period of 30 consecutive trading days at the conversion price then in effect.

        The convertible notes were registered for trading on the Tel Aviv Stock Exchange.

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

Working Capital

        We believe that we have sufficient working capital to meet our anticipated operating and capital expenditure requirements for 2008 and 2009. If we do not have available sufficient cash to finance our operations, we may be required to obtain equity or debt financing. We cannot be certain that we will be able to obtain additional financing on acceptable terms or at all.

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

        In prior years, we relied on grants from the Office of the Chief Scientist to finance a portion of our product development expenditures. During the three years ended December 31, 2007, we recognized research and development grants in an aggregate amount of approximately $4.5 million. As of December 31, 2007, our total contingent liabilities to the Office of the Chief Scientist were approximately $8.7 million.

        Under the terms of the grants we received from the Office of Chief Scientist, we are obligated to pay royalties of 3% during the first three years following commencement of royalty payments, and up to 5% thereafter. Pursuant to a proposed amendment to the R&D Law described below, we expect our royalty rate to be 3% – 5% per annum. Royalties are payable up to 100% of the amount of such grants, or up to 300% as detailed below, linked to the U.S. Dollar, plus annual interest at LIBOR. The payment of royalties is on all revenues derived from the sale of the products developed pursuant to the funded plans, including revenues from licensed ancillary services.

        The Israeli government is currently in the process of formulating a proposed amendment to the royalty regulations promulgated under the R&D Law. The amendment proposes changes to the royalty rates, which would vary from company to company based on the amount of its revenues and approval date of its program, up to a rate of 6%, and, as of 2006, an increase to the rate of interest accruing on grants by 1% per year. The amendment proposes to have retroactive effect, although there is no assurance as to whether and when it will be adopted.

        The R&D Law generally requires that a product developed under a program be manufactured in Israel. However, upon notification to the Office of the Chief Scientist, up to 10% of a company’s approved Israeli manufacturing volume, measured on an aggregate basis, may be transferred out of Israel. In addition, upon the approval of the Chief Scientist, a greater portion of the manufacturing volume may be performed outside of Israel, provided that the grant recipient pays royalties at an increased rate, which may be substantial, and the aggregate repayment amount is increased up to 300% of the grant, depending on the portion of the total manufacturing volume that is performed outside of Israel. The R&D Law further permits the OCS, among other things, to approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing into Israel as a substitute, in lieu of the increased royalties. We have obtained an approval from the Office of the Chief Scientist for manufacturing outside Israel. We intend to keep sufficient manufacturing activities in Israel so that, under certain assumptions, we will be subject to a repayment percentage of up to 150% of the grants we received and an increased royalty percentage payment. The R&D Law also allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the research committee is convinced that doing so is essential for the execution of the program. This declaration will be a significant factor in the determination of the Office of Chief Scientist whether to approve a program and the amount and other terms of benefits to be granted. For example, an increased royalty rate and repayment amount might be required in such cases.

        The R&D Law also provides that know-how developed under an approved research and development program may not be transferred to third parties in Israel without the approval of the research committee. Such approval is not required for the sale or export of any products resulting from such research or development. The R&D Law further provides that the know-how developed under an approved research and development program may not be transferred to any third parties outside Israel, except in certain special circumstances and subject to the OCS’ prior approval. The OCS may approve the transfer of OCS-funded know-how outside Israel, generally in the following cases: (a) the grant recipient pays to the OCS a portion of the sale price paid in consideration for such OCS-funded know-how (according to certain formulas), or (b) the grant recipient receives know-how from a third party in exchange for its OCS-funded know-how, or (c) such transfer of OCS-funded know-how arises in connection with certain types of cooperation in research and development activities.

        The R&D Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires the grant recipient and its controlling shareholders and foreign interested parties to notify the Office of the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient, and requires the new interested party to undertake to the Office of the Chief Scientist to comply with the R&D Law. In addition, the rules of the Office of the Chief Scientist may require additional information or representations in respect of certain such events. For this purpose, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of the means of control of a company. “Means of control” refers to voting rights or the right to appoint directors or the chief executive officer. An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors. Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the Office of the Chief Scientist that it has become an interested party and to sign an undertaking to comply with the R&D Law.

Effective Corporate Tax Rates in Israel

        Generally, Israeli companies are subject to corporate tax on their taxable income at the rate of 29% for the 2007 tax year. Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961 (the “Tax Ordinance”), which came into effect on January 1, 2006, the corporate tax rate is scheduled to decrease as follows: 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived from assets purchased after January 1, 2003. However, the effective tax rate payable by a company that derives income from an Approved Enterprise program may be considerably less. For more information, please see “Item 10E. Taxation–Israeli Tax Considerations–Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959.”

        Under Israeli tax law, at December 31, 2007, we had accumulated losses for tax purposes amounting to approximately $195 million. These losses are available indefinitely to offset future taxable business income. As of December 31, 2007, our carry forward of capital losses for tax purposes were approximately $52 million. Orckit and each of our subsidiaries are assessed on a stand-alone basis. Therefore, accumulated tax losses in each of the entities can offset future taxable business income only in the entity in which the losses were generated.

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

        If we declare cash dividends, we will pay those dividends in NIS. Current Israeli law permits holders of our ordinary shares who are non-residents of Israel and who acquired their shares with a non-Israeli currency to repatriate all distributions on these shares in that non-Israeli currency.

Inventory

        Inventory in 2005, 2006 and 2007 consisted primarily of finished products and raw materials. Our inventory was $1.3 million as of December 31, 2007, $3.5 million as of December 31, 2006 and $3.3 million as of December 31, 2005. In 2007, our inventory level was lower than in 2005 mainly due to sale of inventory and write-off of additional inventory in 2006. In 2006, our inventory level was similar to that of 2005. In each of 2006 and 2007, we wrote off approximately $1.0 million of obsolete inventory due to the release of certain new sub-system line cards for our CM-100 product line.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES ETC.

        We focus our research and development efforts on developing new products that address the need for solutions capable of supporting very high bandwidth services in telecommunications networks in metropolitan areas. We obtain extensive product development input from potential users and through participation in industry organizations and standards-setting bodies.

        Our research and development staff consisted of 133 employees as of December 31, 2005, 144 employees as of December 31, 2006 and 165 employees as of December 31, 2007, most of whom are located in Israel and hold engineering or other advanced technical degrees. The number of research and development employees increased in 2006 and 2007 because we increased our research and development efforts, mainly related to our CM-4000 product line. Our gross research and development expenses were approximately $16.3 million in 2005, $17.4 million in 2006 and $22.6 million in 2007. These expenses were offset by grants from the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of the Government of Israel of approximately $173,000 in 2005, $1.9 million in 2006 and $2.5 million in 2007.

        In 2006, the majority of our research and development work was focused on the CM-100 and CM-4000 product lines, addressing software and hardware capabilities. In 2007, the majority of our research and development work was focused on the CM-4000 product line. We expect that these efforts will continue and comprise substantially all of our 2008 research and development plan. We expect that we will continue to commit substantial resources to research and development in the future. We believe that a continued commitment to research and development is required to maintain our technical excellence and launch new innovative products in the metro transport and access markets. If our applications for Office of Chief Scientist grants are not approved or partially approved, or if we elect not to receive these grants, our net research and development expenses will increase.

D. TREND INFORMATION

        The introduction by telecom carriers of new data and video services to residential users and enterprises require significantly higher bandwidth support over metro networks. In areas where new high bandwidth services are offered, it is expected that demand for more robust metro products will increase. In response to this trend, we have focused on innovative telecom products for the metro area, where we expect to see a need for equipment upgrade over the coming years with the growth of new high bandwidth service offerings. These services are expected to include “quadruple play” services, that is, a bundled offering of voice, Internet access and high end high-definition (HD) video services, all based on IP protocols, offered by traditional telecom carriers, as well as TV over cellular services, that address video transmissions to advanced 3G and 3.5G handheld devices.

E. OFF-BALANCE SHEET ARRANGEMENTS

        We do not have any "off-balance sheet arrangements" as such term is defined in Item 5E of the Form 20-F rules.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        The following table of our material contractual obligations as of December 31, 2007 summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated.

	Payment due by period ($ in thousands)
Contractual Obligations	Total	Less than 1 year		1-3 years	3-5 years		More than 5 years

Long-Term Debt Obligations	25,476				25,476	[1]
Operating Lease Obligations	720	720	[2]
Purchase Obligations	1,924	1,924
Other Liabilities Reflected on our
Balance Sheet under U.S. GAAP	18,130	13,577	[3]				4,553	[4]
Total	46,250	16,221			25,476		4,553

[1]	The amount is presented in the 3-5 years column since March 2012 is the earliest possible repayment date for these convertible notes.

[2]	Our major premises leases allow for early termination upon advance notice. Accordingly, this amount reflects lease payments for the applicable notice period and is presented in the less than 1 year column.

[3]	These amounts reflect the trade payables, accrued expenses, deferred income and other payables presented in our balance sheet.

[4]	This amount reflects our accrued severance pay liability and our provision for Uncertainty in Income Taxes under FASB Interpretation No. 48. The time of its payment, in whole or in part, cannot be predicted and, as a result, this amount is presented in the more than 5 years column. Of this amount, $3.5 million has been previously funded for the coverage of our accrued severance pay liability by our contributions to employee plans.

        In addition, as of December 31, 2007, our contingent liability to the Office of the Chief Scientist in respect of grants received was approximately $8.7 million. This liability is required to be repaid only by royalties based on revenues derived from products (and related services) whose development was funded with these grants.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

        The following table sets forth certain information with respect to Orckit’s directors and executive officers.

Name	Age	Position

Eric Paneth	58	Chairman of the Board and Chief Executive Officer
Izhak Tamir	55	President and Director of Orckit and Chairman of the Board and Chief Executive Officer of Corrigent Systems
Uri Shalom	37	Chief Financial Officer
Eli Aloni	40	Executive Vice President, Technology and Marketing
Zvi Menahemi	40	Chief Operating Officer of Corrigent Systems
Akio Ogiso	53	Vice President, Asia Pacific of Corrigent Systems
Warren Roddy	49	Vice President, Sales Americas
Oren Tepper	36	Vice President, Corporate Sales
Miri Gelbman	56	Outside Director
Moshe Nir	58	Outside Director
Jed M. Arkin	44	Director
Moti Motil	55	Director

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

        Mr. Tamir has been President and a Director of Orckit since its founding in 1990 and Chairman of the Board of Corrigent Systems since 2001 and Chief Executive Officer of Corrigent Systems since May 2007. Mr. Tamir has served as a Director of Gilat Satellite Networks Ltd. since 2005. From 1987 until 1989, Mr. Tamir was employed by Comstream Inc., in San Diego, California. From 1985 until 1987, he was vice president of A.T. Communication Channels Ltd., a subsidiary of Bezeq – the Israel Telecommunications Corporation Ltd. From 1978 to 1985, he was a senior engineer in the Israeli Government. Mr. Tamir has been chairman of the board of directors of Tikcro since January 2000 and was its chief executive officer from August 2003 to December 2007. Mr. Tamir holds an engineering degree from the Technion and an M.B.A. from Tel Aviv University.

        Mr. Shalom has been our Chief Financial Officer since December 2007. He joined Orckit in 1998 and has managed the finance department of Corrigent since its inception in 2000. He also held various positions in our finance department, starting in 1998. Prior to joining Orckit, Mr. Shalom served as an accountant at PricewaterhouseCoopers in Israel. Mr. Shalom is a Certified Public Accountant in Israel and holds a B.A. degree in accounting and economics from Tel Aviv University.

        Mr. Aloni has been our Executive Vice President of Technology and Marketing since May 2007. From 2004 to 2007, he served as Vice President of System Engineering for Siliquent Technologies, which was acquired by Broadcom in 2005. Prior thereto, Mr. Aloni founded and managed Frontalis Technologies. From 2000 to 2001, Mr. Aloni served as Chief Technology Officer of Corrigent Systems. From 1999 to 2000, he served as our Vice President of Planning. Mr. Aloni holds an MSc degree in Electrical Engineering from Tel Aviv University.

        Mr. Menahemi has been the Chief Operating Officer of Corrigent Systems since May 2007. From April 2005 to August 2007, he served as the Vice President of R&D of Corrigent Systems. From September 2000 until April 2005, Mr. Menahemi was the Real Time Software Director of Corrigent. From January 2000 to September 2000, Mr. Menahemi was a project manager for Orckit. From 1997 to 2000, Mr. Menahemi served as hardware director for ADC Teledata Ltd. From 1995 until 1997, Mr. Menahemi served as senior system architecture engineer in Lannet. From 1989 to 1995, he served as a senior engineer in the Israel Defense Forces. Mr. Menahemi holds a B.Sc. degree in Electrical Engineering from Tel Aviv University.

        Mr. Ogiso has been Vice President of Japan and Korea for Corrigent Systems since November 2005. From 2003 until 2005, Mr. Ogiso served as a country manager in Japan for Corrigent. From 1990 until 2002, Mr. Ogiso was employed by AT&T, which later became Lucent Technologies, where he served as managing director of customer operations/project management in Tokyo, Japan.  From 1988 to 1990, he was a system division director for Raychem Corporation.  From 1980 until 1988, he was employed by SECOM Co., Ltd.  Mr. Ogiso holds a B.Sc. in Applied Mathematics from the Science University of Tokyo.

        Mr. Roddy has been our Vice President of Sales since July 2005. He is responsible for sales and service for Corrigent in North America. From 2003 to 2005, Mr. Roddy was Senior Vice President for Worldwide Sales at Venturi Wireless and from 1999 to 2003, he was Senior Vice President for Sales and Marketing at Pluris. From 1998 to 2000, he served as Senior Vice President Worldwide Sales at Pairgain and from 1995 to 1998 as Director, NSP Western Operations at Cisco Systems Inc. Mr. Roddy holds a B.S. degree in Marketing from Menlo College.

        Mr. Tepper has been our Vice President of Corporate Sales since October 2007, and since 2006, he has also served as our Vice President of Business Development. From 2002 to 2006, he served as Regional Sales Director of Siemens Communications Fixed Networks (currently NSN) responsible for sales in the Asia Pacific region, Latin America and portions of Europe. From 2001 to 2002, Mr. Tepper served as Technical Sales Director for Speedwise, a start up company which was acquired by Orsus Solutions.

        Ms. Gelbman has been a Director of Orckit since November 2002. Ms. Gelbman has served since 1999 as founder and General Manager of Milgal Ltd., an Israeli privately-owned appliance distribution and service company. From 1984 to 1998, she was employed by IBM Israel in various positions. Her last role with IBM was as Manager of Quality and Customer Relationship Management.

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

        Mr. Motil has been a Director of Orckit since November 2002. Mr. Motil has served since 1996 as Vice President Finance and an associate of Palmot Ltd., an investment company based in Israel, and has also served since 2006 as Chief Financial Officer of Gan-Bair Senior Citizen Residence Ltd., a subsidiary of Palmot Ltd. From 1991 until 1996, he served as Chief Financial Officer of the Israeli subsidiary of Jan-Bell Marketing Inc., a retail company. Mr. Motil holds a B.A. degree in economics and accounting from Tel-Aviv University and he is a Certified Public Accountant in Israel.

        There are no family relationships between any of our directors or executive officers. There are no arrangements or understandings between any of our directors or executive officers and any other person pursuant to which our directors or executive officers were selected.

B.	COMPENSATION

        The aggregate direct remuneration paid by us to all persons as a group (15 persons,) who served in the capacity of director or executive officer in 2007, including the remuneration of Eric Paneth and Izhak Tamir detailed below, was approximately $2.9 million, which includes approximately $400,000 for the provision and payment of pension, retirement or similar benefits, expenses reimbursed (including professional and other business association dues and expenses) and other fringe benefits. In 2007, we granted to this group (excluding Messrs. Paneth and Tamir) options to purchase an aggregate of 724,200 ordinary shares under the Orckit Israeli Share Incentive Plan. The substantial majority of these options are contingent upon meeting various performance goals in addition to their vesting period. The options had an exercise price of $10.82 to 11.46 per share, which represented the market price of our ordinary shares on the date of grant. Following a modification of the performance goals of these options (excluding options held by Messrs. Paneth and Tamir), the exercise price of 486,113 of these options was reduced to $7.81 per share, which represented the market price of our ordinary shares on the date of the modification. These options will expire by 2016.

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

        Pursuant to the amended employment agreement of each of Mr. Paneth and Mr. Tamir, each is entitled to an annual bonus based on our results of operations for 2006 and each subsequent fiscal year equal to the sum of: (i) 1.0% of the first $5.0 million of pre-tax income; (ii) 2.0% of pre-tax income between $5.0 million and $15.0 million; (iii) 3.0% of pre-tax income in excess of $15.0 million; and (iv) 0.25% of revenues. However, for 2005, the bonus with respect to pre-tax income was payable only to the extent that the amount of our pre-tax income exceeded $15.0 million and then only to the extent of 3% of the excess. The rate of the bonus based on revenues, equal to 0.25% of our revenues in each year, was not modified from the original agreement. As a result of these provisions, the bonus for each of Mr. Paneth and Mr. Tamir in 2007 was approximately $25,000 .

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

        The amended employment agreements reduced the base salary and employee benefits for 2005 of each of them, effective January 1, 2005, to the amount of NIS equal to $570,000 (based on the exchange rate on March 31, 2005 of NIS 4.361 to one U.S. dollar) and reduced the annual percentage used to adjust base salary from 15% to 5%, but subject to adjustments pursuant to the Israeli CPI beginning in 2006. The dollar equivalent of the salary will fluctuate in accordance with fluctuations of the exchange rate of the NIS to the U.S. dollar. There also may be adjustments as a result of changes in tax, national insurance and other applicable laws from time to time. Accordingly, the base salary and employee benefits of each of Mr. Paneth and Mr. Tamir for 2007 were approximately $686,000 (based on the average exchange rate in 2007 of NIS 4.11 to one U.S. dollar).

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

        We have adopted an audit committee charter as required by the Nasdaq rules. Our audit committee assists the board of directors in fulfilling its responsibility for oversight of the quality and integrity of our accounting, auditing and financial reporting practices and financial statements and the independence qualifications and performance of our independent auditors. The audit committee also has the authority and responsibility to oversee our independent auditors, to recommend for shareholder approval the appointment and, where appropriate, replacement of our independent auditors and to pre-approve audit fees and all permitted non-audit services and fees. Our audit committee is also authorized to act as our “qualified legal compliance committee”. As such, our audit committee will be responsible for investigating reports, made by attorneys appearing and practicing before the SEC in representing us, of perceived material violations of U.S. federal or state securities laws, breaches of fiduciary duty or similar material violations of U.S. law by us or any of our agents. Under Nasdaq rules, the approval of the audit committee is also required to effect related-party transactions that would be required to be disclosed in our annual report.

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

        Our audit committee, which is composed solely of independent directors, is authorized to also act as our nominating committee and compensation committee. The nominating committee is responsible for, among other things, assisting our board of directors in identifying prospective director nominees and recommending nominees for each annual meeting of shareholders to the board of directors. The compensation committee is responsible for, among other things reviewing and approving annual base salaries, annual incentive bonuses, including the specific goals and amount, equity compensation, employment agreements, and any other benefits, compensation or arrangements of our executive officers.

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

        The role of the audit committee is to identify irregularities in the management of our business, including in consultation with the internal auditor and our independent accountants, to suggest remedial measures and to approve specified related party transactions. Under the Companies Law, the audit committee may not approve an action or a transaction with related parties or with its office holders unless at the time of approval at least two outside directors are serving as members of the audit committee and at least one of whom was present at the meeting in which any approval was granted. Our audit committee consists of Mr. Nir, Ms. Gelbman and Mr. Motil. Our audit committee also performs other functions as described above under “Nasdaq Requirements.”

        Option Committee

        Our Option Committee administers our share option plan, including the grant of options in exchange for Corrigent options, subject to certain exceptions. Our Option Committee is empowered, among other things, to approve option grants, optionees, dates of grant and the exercise price of options, subject to guidelines adopted by our board of directors. Messrs. Paneth, Tamir and Nir are currently the members of our option committee. Grants of options to executive officers and directors require approvals in addition to the Option Committee pursuant to the Companies Law and Nasdaq rules.

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

        For information concerning the direct and indirect personal interests of our office holders and principal shareholders in specified transactions with us, see Item 7B of this Annual Report.

Approval of Private Placements

        Under the Companies Law, a private placement of securities requires approval by the board of directors and the shareholders of the company if it will cause a person to become a controlling shareholder or if:

—	the securities issued amount to 20% or more of the company's outstanding voting rights before the issuance;

—	some or all of the consideration is other than cash or listed securities or the transaction is not on market terms; and

—	the transaction will increase the relative holdings of a shareholder that holds 5% or more of the company’s outstanding share capital or voting rights or that will cause any person to become, as a result of the issuance, a holder of more than 5% of the company’s outstanding share capital or voting rights.

D.	EMPLOYEES

        The numbers and breakdowns of our employees as of the end of the past three years are set forth in the following table:

	As of December 31,
	2005	2006	2007

Numbers of employees by geographic location
Israel	197	205	229
United States	10	10	7
Elsewhere	12	13	13

Total workforce	219	228	249

Numbers of employees by category of activity
MIS, finance and administration	28	28	29
Research and development	133	144	163
Manufacturing, testing and quality assurance	26	16	17
Sales and marketing	32	40	40

Total workforce	219	228	249

        Our number of employees increased by nine between December 31, 2005 and December 31, 2006 due to an increase in the number of employees engaged in product development and sales and marketing, offset in part by a decline in the number of employees engaged in manufacturing, testing and quality assurance.

        Our number of employees increased by 21 between December 31, 2006 and December 31, 2007 mainly due to an increase in the number of employees engaged in product development.

        We believe that we have been able to attract talented engineering and other technical personnel. None of our employees is represented by a labor union and we have not experienced a work stoppage. We believe that our relationship with our employees is good and that our future success will depend on a continuing ability to hire, assimilate and retain qualified employees.

        Certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations, including the Industrialists Associations, are applicable to our employees by order of the Israeli Ministry of Labor and Welfare. These provisions principally concern cost of living increases, recreation pay, social contributions and other conditions of employment.

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

        We contribute amounts on behalf of most of our employees to funds known as Managers’ Insurance and/or pension funds. Each employee who agrees to participate in such funds contributes an amount equal to 5% of such employee’s base salary and the employer contributes approximately 15% of such salary (including payments for disability insurance), which 15% includes the 8.3% for severance pay.

E.	SHARE OWNERSHIP

        As of March 31, 2008, Messrs. Eric Paneth and Izhak Tamir, each beneficially owned 1,679,267 ordinary shares, or 10.0% of our ordinary shares. This includes options to purchase (i) 60,000 of our ordinary shares at nominal value, which expire in August 2010, and (ii) 420,000 of our ordinary shares at $27.14 per share, which expire in June 2012.

        Except for Messrs. Paneth and Tamir, none of our executive officers or directors beneficially owns 1% or more of our outstanding ordinary shares.

        At March 31, 2008, outstanding options to purchase a total of 5,207,687 ordinary shares (including options whose vesting is subject to our meeting specified performance goals) were outstanding under our share incentive plan, of which options to purchase a total of 2,155,625 ordinary shares were held by our directors and officers (12 persons) as a group. Our share incentive plan is administered by an option committee of our board of directors, which is empowered, subject to applicable law, to determine the optionees, dates of grant and the exercise price of options. Unless otherwise decided by our board of directors or the option committee, options granted under the share incentive plan are non-assignable except by the laws of descent. The outstanding options are exercisable at purchase prices which range from $0 to $27.14 per share, vest mainly over periods of up to four to five years, and have expiration dates which range from 2008 to 2016.

Exchange of Corrigent Options

        At our annual meeting of shareholders held in June 2005, our shareholders approved the potential exchanges, from time to time, of all of the vested stock options of Corrigent, which constituted at that time approximately 10% of the outstanding share capital of Corrigent (on a fully diluted basis), for vested options for up to 10% of our outstanding ordinary shares (on a fully diluted basis after giving effect to such issuances). The goal of this program was to simplify our capital structure by increasing our fully diluted ownership percentage of Corrigent to up to 100%. Generally, our option committee, along with the board of directors of Corrigent, determined the persons who are offered an exchange and the amount and terms of such exchange. Corrigent options are exercisable for the par value of Corrigent shares, $0.01 per share, and the Orckit options granted in the exchanges would be exercisable at the same price. The issuance of our ordinary shares upon the exercise of our options received in any exchange is expected to be covered by a Registration Statement on Form S-8 filed with the SEC under the Securities Act of 1933, as amended.

        In September 2007, we effected exchanges of all Corrigent options held by each of Eric Paneth and Izhak Tamir for 240,204 Orckit options. Each of Eric Paneth and Izhak Tamir subsequently exercised the Orckit options issued in this exchange for Orckit shares and, as of March 31, 2008, has not sold these shares. In connection with such option exercise, we withheld income tax from each of Eric Paneth and Izhak Tamir at the rate of 48% of the market value of the underlying Orckit shares on the exercise date.

        We expect to effect exchanges of the remaining Corrigent options, which are held by employees of Corrigent who are not directors of Orckit or Corrigent, in the next 12 months. If such exchanges were effected today, we estimate that an aggregate of approximately 500,000 Orckit options would be issuable.

        We have not recorded an expense in our financial statements for the exchanges effected to date because, based on independent valuations, the fair value of the Orckit options that we granted in exchange for Corrigent options did not exceed the fair value of the Corrigent options being exchanged. However, it is our intention to effect future exchanges based on the assumption that the fair values of Orckit and Corrigent are equal. This would result in an expense in our financial statements to the extent that the fair value of Orckit shares exceeds the fair value of Corrigent shares at the time of exchange.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

        To our knowledge, (A) we are not directly or indirectly owned or controlled (i) by another corporation or (ii) by any foreign government and (B) there are no arrangements, the operation of which may at a subsequent date result in a change in control of Orckit.

        The following table sets forth, as of March 31, 2008, the number of our ordinary shares, which constitute our only voting securities, beneficially owned by (i) all shareholders known to us to own more than 5% of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group. The voting rights of all shareholders are the same. As of March 31, 2008, 16,382,376 of our ordinary shares were outstanding.

Identity of Person or Group	Amount Owned		Percent of Class

Eric Paneth (1)	1,679,267		10.0%
Izhak Tamir (2)	1,679,267		10.0%
David J. Greene and Company, LLC (3)	1,195,252		7.3%
All directors and executive officers as a group (12 persons)	3,833,841	(4)	21.5%

(1)(2)	Includes, in the case of each of Messrs. Tamir and Paneth, 480,000 ordinary shares issuable upon the exercise of options that are currently vested or vest within 60 days following March 31, 2008. This figure also includes, in the case of each of Messrs. Tamir and Paneth, 420,000 ordinary shares subject to a six-year variable forward sale contract entered into with Credit Suisse Capital LLC on March 1, 2006. Under each such contract, 420,000 ordinary shares were pledged to Credit Suisse as collateral.

(3)	Based on a Schedule 13G of David J. Greene and Company, LLC filed on February 8, 2007 with the Securities and Exchange Commission.

(4)	Includes 1,417,707 ordinary shares which may be purchased pursuant to options exercisable within sixty days following March 31, 2008. As discussed in Item 6.E above, stock options of Corrigent held by officers may be exchanged for options of Orckit.

        As of February 28, 2005, each of Mr. Paneth and Mr. Tamir beneficially owned 1,689,063 ordinary shares, or 12.3% of our outstanding ordinary shares. As of March 1, 2006, each beneficially owned 1,294,063 ordinary shares, or 8.2% of our outstanding ordinary shares. As of March 31, 2007, each beneficially owned 1,224,063, or 7.5% of our outstanding ordinary shares.

        As of February 29, 2008, there were 29 holders of record of our ordinary shares in the United States who collectively held approximately 91.4% of our outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

B.	RELATED PARTY TRANSACTIONS

Tikcro Management Agreement

        Following the sale of Tikcro’s business to STMicroelectronics in April 2003, we agreed to provide Tikcro administrative services. For the services rendered in 2005, Tikcro paid us $72,000. In each of 2006 and 2007, the fees paid by Tikcro were $48,000.

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

Consolidated Statements and Other Financial Information

        See Item 18.

Legal Proceedings

        For a discussion of our legal proceedings, please see “Item 4B – Information on the Company – Busines Overview – Legal Proceedings.”

Dividend Policy

        For a discussion of our dividend policy, please see “Item 5B – Operating and Financial Review and Prospects – Liquidity and Capital Resources – Dividend Policy.”

Significant Changes

        No significant change has occurred since December 31, 2007, except as otherwise disclosed in this Annual Report.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

        Our ordinary shares are quoted on the Nasdaq Global Market and the Tel-Aviv Stock Exchange under the symbol “ORCT”.

        The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported on Nasdaq. The price per share of our ordinary shares and share count has been retroactively adjusted to reflect the three-for-one stock split of our ordinary shares as of April 5, 2005.

Calendar Year	Price Per Share
	High	Low

2007	$12.42	$5.57
2006	$31.22	$6.75
2005	$29.55	$8.03
2004	$8.57	$4.82
2003	$7.87	$0.98

Calendar Period	Price Per Share
	High	Low

2008
Second Quarter (through April 14, 2008)	$8.07	$7.27
First Quarter	$9.34	$4.60

2007
First Quarter	$12.42	$9.23
Second Quarter	$11.60	$8.46
Third Quarter	$9.18	$5.57
Fourth Quarter	$9.00	$6.50

2006
First Quarter	$31.22	$20.04
Second Quarter	$23.46	$8.82
Third Quarter	$10.60	$6.75
Fourth Quarter	$12.07	$7.21

Calendar Month	Price Per Share
	High	Low

2008
March	$8.29	$6.17
February	$9.34	$6.79
January	$7.73	$4.60

2007
December	$8.53	$6.60
November	$8.03	$6.50
October	$9.00	$6.90

        The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported on the Tel-Aviv Stock Exchange.

Calendar Year	Price Per Share
	High	Low

2007	$12.41	$5.85
2006	$30.91	$6.78
2005	$29.43	$7.95
2004	$8.53	$4.93
2003	$7.79	$1.18

Calendar Period	Price Per Share
	High	Low

2008
Second Quarter (through April 14, 2008)	$7.97	$7.36
First Quarter	$9.27	$4.54

2007
First Quarter	$12.41	$9.33
Second Quarter	$11.76	$8.57
Third Quarter	$9.18	$5.85
Fourth Quarter	$9.07	$6.55

2006
First Quarter	$30.91	$21.85
Second Quarter	$23.54	$8.74
Third Quarter	$10.78	$6.78
Fourth Quarter	$12.08	$7.29

Calendar Month	Price Per Share
	High	Low

2008
March	$8.25	$6.13
January	$7.90	$4.54
February	$9.27	$6.51

2007
December	$8.39	$6.55
November	$8.27	$6.60
October	$9.07	$6.90

        The share prices as presented above in US dollars were originally denominated in NIS and were converted to US dollars using the representative exchange rate between the US dollar and the NIS published by the Bank of Israel for each applicable day in the presented period.

B.	PLAN OF DISTRIBUTION

        Not applicable

C.	MARKETS

        Our ordinary shares are quoted on the Nasdaq Global Market under the symbol ORCT. Our ordinary shares are also quoted on the Tel-Aviv Stock Exchange. Options relating to our ordinary shares began trading on the Chicago Board Options Exchange, the American Stock Exchange and the Philadelphia Stock Exchange in May 2005.

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

        We have two types of general shareholders meetings: the annual general meetings and extraordinary general meetings. Directors are elected only at annual general meetings. These meetings may be held either in Israel or in any other place the board of directors determines. An annual general meeting must be held in each calendar year, but not more than 15 months after the last annual general meeting. Our board of directors may convene an extraordinary meeting, from time to time, at its discretion and is required to do so upon the request of shareholders holding at least 5% of our ordinary shares.

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

Anti-Takeover Provisions; Mergers and Acquisitions

        The Israeli Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to a merger have the transaction approved by its board of directors and a vote of the majority of its shares, at a shareholders’ meeting called on at least 21 days’ prior notice. For purposes of the shareholder vote, unless a court rules otherwise, the statutory merger will not be deemed approved if a majority of the shares present that are held by parties other than the other party to the merger, or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party, vote against the merger. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least (i) 50 days have passed from the time that the requisite proposal for the merger has been filed by each party with the Israeli Registrar of Companies and (ii) 30 days have passed since the merger was approved by the shareholders of each party.

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

        For a description of our convertible notes, see “–Liquidity and Capital Resources–Convertible Notes” under Item 5B of this Annual Report on Form 20-F.

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

        This summary does not consider all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders by reason of their particular circumstances, including potential application of the U.S. federal alternative minimum tax, or any aspect of state, local or non-U.S. federal tax laws or U.S. federal tax laws other than U.S. federal income tax laws. In addition, this summary is directed only to U.S. Holders that hold our ordinary shares as “capital assets” within the meaning of Section 1221 of the Code and does not address the considerations that may be applicable to particular classes of U.S. Holders, including financial institutions, regulated investment companies, real estate investment trusts, pension funds, insurance companies, broker-dealers, tax-exempt organizations, grantor trusts, partnerships or other pass-through entities, U.S. Holders whose functional currency is not the U.S. dollar, U.S. Holders who have elected mark-to-market accounting, U.S. Holders who acquired our ordinary shares through the exercise of options or otherwise as compensation, U.S. Holders who hold our ordinary shares as part of a “straddle,” “hedge” or “conversion transaction,” U.S. Holders selling our ordinary shares short, U.S. Holders deemed to have sold our ordinary shares in a “constructive sale,” and U.S. Holders, directly, indirectly or through attribution, of 10% or more (by vote or value) of our outstanding ordinary shares. If a partnership (including for this purpose any entity, domestic or foreign, treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ordinary shares, the U.S. federal income tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. A partnership that is a beneficial owner of our ordinary shares, and partners in such partnership, are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the purchase, ownership and disposition of our ordinary shares.

        Each U.S. Holder should consult with its own tax advisor as to the particular tax consequences to it of the purchase, ownership and sale of our ordinary shares, including the effects of applicable tax treaties, state, local, foreign or other tax laws and possible changes in the tax laws.

Sale, Exchange or Other Taxable Disposition of Ordinary Shares

        Subject to the discussion below under “Passive Foreign Investment Company Status,” a U.S. Holder’s sale, exchange or other taxable disposition of ordinary shares generally will result in the recognition by such U.S. Holder of capital gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s tax basis in the ordinary shares disposed of (determined in U.S. dollars). This gain or loss will be long-term capital gain or loss if such ordinary shares have been held or are deemed to have been held for more than one year at the time of the disposition. Individual U.S. Holders currently are subject to a maximum tax rate of 15% on long-term capital gains for tax years beginning on or before December 31, 2010. Short-term capital gains generally are taxed at the same rates applicable to ordinary income. If the U.S. Holder’s holding period on the date of the taxable disposition is one year or less, such gain or loss will be a short-term capital gain or loss. See “Israeli Tax Considerations –Capital Gains Tax” for a discussion of taxation by Israel of capital gains realized on sales of our ordinary shares. Any capital loss realized upon the taxable disposition of ordinary shares generally is deductible only against capital gains and not against ordinary income, except that non-corporate U.S. Holders generally may deduct annually from ordinary income up to $3,000 of capital losses in excess of capital gains. In general, any capital gain or loss recognized by a U.S. Holder upon the taxable disposition of ordinary shares will be treated as U.S.-source income or loss for U.S. foreign tax credit purposes. However, under the tax treaty between the United States and Israel, gain derived from the taxable disposition of ordinary shares by a U.S. Holder who is a resident of the U. S. for purposes of the treaty and who sells the ordinary shares within Israel may be treated as foreign-source income for U.S. foreign tax credit purposes.

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

        In the case of a U.S. Holder who uses the cash basis method of accounting and who receives NIS in connection with the taxable disposition of ordinary shares, the amount realized will be based on the “spot rate” of exchange on the settlement date of such taxable disposition. If such U.S. Holder subsequently converts NIS into U.S. dollars at a conversion rate other than the spot rate in effect on the settlement date, he, she or it may have a foreign currency exchange gain or loss treated as ordinary income or loss for U.S. federal income tax purposes. A U.S. Holder who uses the accrual method of accounting may elect the same treatment required of cash method taxpayers with respect to a taxable disposition of ordinary shares, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the U.S. Internal Revenue Service. If an accrual method U.S. Holder does not elect to be treated as a cash method taxpayer (pursuant to U.S. Treasury Regulations applicable to foreign currency transactions), such U.S. Holder may be deemed to have realized an immediate foreign currency gain or loss for U.S. federal income tax purposes in the event of any difference between the U.S. dollar value of the NIS on the date of taxable disposition and the settlement date. Any such currency gain or loss generally would be treated as U.S.-source ordinary income or loss and would be subject to tax in addition to any gain or loss recognized by such U.S. Holder on the taxable disposition of ordinary shares.

Treatment of Distributions

        For U.S federal income tax purposes, the amount of any distribution with respect to our ordinary shares will equal the amount of cash distributed, the fair market value of any property distributed and the amount of any Israeli taxes withheld on such distribution as described below under “Israeli Tax Considerations – Tax on Dividends.” Other than distributions in liquidation or in redemption of our ordinary shares that are treated as exchanges, a distribution with respect to our ordinary shares paid by us to a U.S. Holder generally will be treated as a dividend to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of any distribution that exceeds these earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis in his, her or its ordinary shares (but not below zero), and then generally as capital gain from a deemed sale or exchange of such ordinary shares. Corporate U.S. Holders generally will not be allowed a deduction under Section 243 of the Code for dividends received on our ordinary shares and thus will be subject to tax at the rate applicable to their taxable income. Currently, a noncorporate U.S. Holder’s “qualified dividend income” generally is subject to tax at a rate of 15%. For this purpose, “qualified dividend income” generally includes dividends paid by a foreign corporation if, among other things, the noncorporate U.S. Holder meets certain minimum holding period requirements and either (a) the stock of such corporation is readily tradable on an established securities market in the U.S., including the Nasdaq National Market, or (b) such corporation is eligible for the benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The U.S. Secretary of the Treasury has indicated that the income tax treaty between the U.S. and Israel is satisfactory for this purpose. Dividends paid by us will not qualify for the 15% U.S. federal income tax rate, however, if we are treated, for the tax year in which the dividends are paid or the preceding tax year, as a “passive foreign investment company” for U.S. federal income tax purposes. See the discussion below under the heading “Passive Foreign Investment Company Status.” U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of their receipt of any distributions with respect to our ordinary shares.

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

        Based on the approach to valuation of a public company’s assets set forth in the legislative history of the 1997 Act and the composition and value of our gross assets during 2007, it is likely that we would be deemed to have been a PFIC during 2007. For 2005 and 2006, we believe, based on the composition of our gross income and the composition and value of our gross assets during such years, that we would not be deemed to have been a PFIC in either of such years, although it is likely that we would have been deemed a PFIC in 2002, 2003 and 2004. There can be no assurance that we will not be deemed a PFIC in any future tax year.

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

Information Reporting and Backup Withholding

        Payments in respect of our ordinary shares that are made in the U.S. or by certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding tax at rates equal to 28% through 2010 and 31% after 2010 (unless legislation is enacted that provides otherwise). Information reporting will not apply, however, with respect to payments to certain U.S. Holders, including corporations and tax-exempt organizations. In addition, backup withholding will not apply to a U.S. Holder that (i) is a corporation or comes within certain exempt categories, and demonstrates that fact when so required, or (ii) furnishes a correct taxpayer identification number and furnishes other required certifications. U.S. Holders required to establish their exemption from backup withholding generally must provide a certification on IRS Form W-9 (or substitute form). Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service. U.S. Holders should consult their own tax advisors regarding their qualification for an exemption from backup withholding and the procedures of obtaining such an exemption, if applicable.

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

Corporate Tax Structure

        Generally, Israeli companies are subject to corporate tax on their taxable income at the rate of 29% for the 2007 tax year. Following an amendment to the Israeli Income Tax Ordinance, or the Tax Ordinance, which came into effect on January 1, 2006, the corporate tax rate is scheduled to further decrease as follows: 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived from assets purchased after January 1, 2003. However, the effective tax rate payable by a company that derives income from an Approved Enterprise program may be considerably less, as further discussed below.

Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959

        Under the Law for Encouragement of Capital Investments, 1959, known as the Investments Law, by virtue of the “Approved Enterprise” status granted to some of our investment programs, we are entitled to various tax benefits. Until its amendment in April 2005 (as further discussed below), the Investments Law provided that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry, Trade and Labor of the State of Israel, or the Investment Center, be designated as an “Approved Enterprise”. The period of tax benefits is seven years, commencing in the first year in which we earn taxable income from the approved enterprise, subject to certain limitations. Under certain circumstances, the period of tax benefits may be extended to ten years. Under this law, since we have elected what is known as the “alternative package”, our taxable income derived from an investment program designated as an Approved Enterprise is fully exempt from corporate tax for a period of two years, after which the income from these enterprises is taxable at the rate of 10% – 25% (depending on the level of foreign holdings in our ordinary shares) for the remainder of the period of tax benefits. The exemption is applicable as long as the gains are not distributed. Upon distribution, a 10% – 25% tax rate will apply, as described below. Tax benefits as an Approved Enterprise, can be reduced or cancelled if the company manufactures its products outside of Israel.

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

Capital Gains Tax

        Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between the inflationary surplus and the real gain. The inflationary surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price attributable to the increase in the Israeli CPI, or in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

        The tax rate generally applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale (i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company) the tax rate will be 25%. Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of listed shares, unless such companies were not subject to the Income Tax Law (Inflationary Adjustments), 5745-1985, referred to as the Adjustments Law, (or certain regulations) as of August 10, 2005, in which case the applicable tax rate is 25%. However, the foregoing tax rates will not apply to dealers in securities and shareholders who acquired their shares prior to an initial public offering (which may be subject to different tax treatment).

        The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

        Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on Nasdaq or a recognized stock market outside of Israel, provided that such capital gains are not derived from a permanent establishment in Israel, that such shareholders are not subject to the Adjustments Law and that such shareholders did not acquire their shares prior to the issuer’s initial public offering. However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of 25% or more in such non-Israeli corporation, or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

Tax on Dividends

        Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends. On distributions of dividends other than bonus shares, or stock dividends, we would be required to withhold income tax at the source at the rate of 20%, or 25% for a shareholder that is considered a significant shareholder at any time during the 12-month period preceding such distribution, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence and a special certificate is provided. If the income out of which the dividend is being paid is attributable to an Approved Enterprise (or Benefited Enterprise), the rate is generally 15%. Under the U.S.-Israel Tax Treaty, if the income out of which the dividend is being paid is not attributable to an Approved Enterprise (or Benefited Enterprise) and if not more than 25% of our gross income consists of interest or dividends, then income tax with respect to shareholders that are U.S. corporations holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year, is required to be withheld at the rate of 12.5%.

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

General

        We are exposed to market risk, including movements in interest rates and foreign currency exchange rates. Our primary market risk exposure occurs because we generate a substantial part of our revenues in Yen, but incur a majority of our salaries and related expenses and part of our other expenses in NIS. In 2008, we may also begin to generate revenues in Euro. Our convertible notes are also denominated in NIS. As of March 31, 2008, we have investments linked to the NIS and the CPI in an amount substantially equivalent to the debt value of our notes. We may not have such an amount in the future.

        From time to time, in management’s discretion, we may engage in hedging or other transactions intended to manage risks relating to foreign currency exchange rates. As of March 31, 2008, we were not involved in any hedging transactions. We may in the future undertake hedging or other similar transactions or invest in market risk sensitive instruments when our management determines that it is necessary to offset these risks.

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

        The table below presents our balance sheet exposure as of December 31, 2007 at fair value related to market risk sensitive instruments, mainly short term receivables, cash, cash equivalents and payables in currencies other than U.S. dollars. Substantially all of such balance is in the currencies set forth in the table below. The information is presented in U.S. dollars (in millions), which is our reporting currency.

        Please see also the explanatory notes below the table.

New Israeli Shekels		Japanese Yen	Total

(0.	5)	1.6	1.1

        Explanatory notes:

    1)        Total balance sheet exposure relating to market risk sensitive instruments is the sum of the absolute figures (excess of assets over liabilities in the amount of $1.1 million). A devaluation of 5% of the U.S. dollar compared to the NIS would cause a decrease in expenses of approximately $25,000. A devaluation of 5% of the U.S. dollar compared to the Yen would cause an increase in expenses of approximately $80,000.

    2)        The data presented in the table reflects the exposure after taking into account the effect of the “natural” hedging.

Interest Rate Risk Management

        As of December 31, 2007, we had $26.8 million of cash and cash equivalents, $39.9 million of short-term marketable securities, $1.5 million of short-term bank deposits, and $33.0 million of long-term marketable securities. Our trading securities mature as follows: $34.2 million in 2008, and $38.8 million over a period of one to 13 years until 2020. Due to the relatively short-term maturities of a substantial part of our cash, deposits and securities portfolio, and the intent to hold most of our securities until maturity, an immediate 10% change in the current interest rates (for example, from 5.0% to 5.5%) is not expected to have a material effect on its near-term financial condition or results of operations.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         None

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

        We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2007. The evaluation was performed with the participation of our senior management and under the supervision and with the participation of our chief executive officer and chief financial officer. Based on this evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective to alert them on a timely basis to material information required to be included in our periodic reports with the Securities and Exchange Commission.

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

        Our management (with the participation of our chief executive officer and chief financial officer) conducted an evaluation, pursuant to Rule 13a-15(c) under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of our internal control over financial reporting based on the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of this evaluation, management assessed the effectiveness of our internal control over financial reporting as at December 31, 2007 and concluded that our internal control over financial reporting was effective as of December 31, 2007.

Attestation Report of the Registered Public Accounting Firm

        See report of Kessleman & Kesselman, a member of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, included under Item 18 on page F-2.

Changes in Financial Control Over Financial Reporting

        There were no changes in our internal control over financial reporting that occurred during 2007 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

        Our board of directors has determined that Mr. Motil qualifies as an “audit committee financial expert” as defined in Item 16A of the Form 20-F rules and is “independent” as defined in the applicable regulations.

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

        At our annual general meeting held in April 2007, our shareholders re-appointed Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, to serve as our independent auditors. These accountants billed the following fees to us for professional services in each of the last two fiscal years:

	Year Ended December 31,
	2007	2006

Audit Fees	$106,000	$106,000
Audit-Related Fees	34,000	16,000
Tax Fees	19,000	19,000
All Other Fees	19,000	16,000

Total	$178,000	$157,000

        “Audit Fees” are the aggregate fees billed for the audit of our annual financial statements, as well as of our management’s assessment of the effectiveness of our internal control over financial reporting. This category also includes services that generally the independent accountant provides, such as statutory audits including audits required by the Office of the Chief Scientist and other Israeli government institutes, consents and assistance with and review of documents filed with the SEC.

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

        Requests or applications to provide services that require specific approval by the Audit Committee are submitted to the Audit Committee by an executive officer, together with detailed back-up documentation and a statement as to whether, in the requesting executive officer’s view, the provision of such services by the outside auditor would impair its independence.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

        Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        None.

ITEM 17.	FINANCIAL STATEMENTS

        See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

        Our consolidated financial statements and related auditors’ report for the year ended December 31, 2007 are attached to this Annual Report.

ITEM 19.	EXHIBITS

        The following exhibits are filed as part of this Annual Report:

Exhibit No.	Exhibit

†1.1[9]	Memorandum of Association, as amended.

1.2[8]	Sixth Amended and Restated Articles of Association.

1.3[4]	Bonus Rights Agreement, dated as of November 20, 2001, between Orckit Communications Ltd. and American Stock Transfer & Trust Company, as Rights Agent.

1.4[1]	Amendment No. 1, dated as of February 5, 2003, to Bonus Rights Plan, dated as of November 20, 2001, between Orckit Communications Ltd. and American Stock Transfer & Trust Company, as Rights Agent.

4.1[8]	Orckit Israeli Share Incentive Plan, as amended.

†4.5[3]	Lease Agreement, dated September 28, 1999, between Orckit Communications Ltd. and Gush 7093 Helka 162 Ltd., private company # 51-058315-6.

4.6[5]	Corrigent Stock Option Plan (2001).

4.10[7]	Orckit Communications Ltd. 2003 Subsidiary Employee Share Incentive Plan.

4.15[9]	Amended and Restated Employment Agreement, dated as of June 23, 2005, between Orckit Communications Ltd. and Eric Paneth.

4.16[9]	Amended and Restated Employment Agreement, dated as of June 23, 2005, between Orckit Communications Ltd. and Izhak Tamir.

4.17[10]	English summary of the terms and conditions of Convertible Notes issued in March 2007.

8.1*	Subsidiaries of Orckit Communications Ltd.

12.1*	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant toss.302 of the Sarbanes-Oxley Act

12.2*	Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant toss.302 of the Sarbanes-Oxley Act

13.1*	Certification of Principal Executive Officer pursuant to 18 U.S.C.ss.1350, as adopted pursuant toss. 906 of the Sarbanes-Oxley Act

13.2*	Certification of Principal Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act

15.1*	Consent of Kesselman & Kesselman, independent auditors of Orckit Communications Ltd.

†	Translated in full or summary version; the original language version is on file with Orckit Communications Ltd. and is available upon request.

[1]	Incorporated by reference to Orckit Communications Ltd.‘s Registration Statement (File No. 000-28724) on Form 8-A/A.

[2]	Incorporated by reference to Orckit Communications Ltd.‘s Registration Statement (File No. 333-12178) on Form S-8.

[3]	Incorporated by reference to Orckit Communications Ltd.‘s Annual Report on Form 20-F for the fiscal year ended December 31, 2000.

[4]	Incorporated by reference to Orckit Communications Ltd.‘s Registration Statement (File No. 000-28724) on Form 8-A.

[5]	Incorporated by reference to Orckit Communications Ltd.‘s Annual Report on Form 20-F for the fiscal year ended December 31, 2001.

[6]	Incorporated by reference to Orckit Communications Ltd.‘s Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

[7]	Incorporated by reference to Orckit Communications Ltd.‘s Annual Report on Form 20-F for the fiscal year ended December 31, 2002.

[8]	Incorporated by reference to Orckit Communication Ltd.‘s Registration Statement on Form S-8 (File No. 333-131991).

[9]	Incorporated by reference to Orckit Communications Ltd.‘s Annual Report on Form 20-F for the fiscal year ended December 31, 2005.

[10]	Incorporated by reference to Orckit Communications Ltd.‘s Annual Report on Form 20-F for the fiscal year ended December 31, 2006.

*	Filed herewith.

SIGNATURES

        The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ORCKIT COMMUNICATIONS LTD. By: /s/ Izhak Tamir —————————————— Izhak Tamir President Date: April 16, 2008

ORCKIT COMMUNICATIONS LTD.

(An Israeli Corporation)

2007 CONSOLIDATED FINANCIAL STATEMENTS

ORCKIT COMMUNICATIONS LTD.

(An Israeli Corporation)

2007 CONSOLIDATED FINANCIAL STATEMENTS

The amounts are stated in U.S. dollars ($) in thousands.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

ORCKIT COMMUNICATIONS LTD.

        We have audited the accompanying consolidated balance sheets of Orckit Communications Ltd. (“the Company”) and its subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007. We also have audited the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s Board of Directors and management are responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying ‘Management’s Annual Report on Internal Control over Financial Reporting’ under Item 15. Our responsibility is to express an opinion on these financial statements and an opinion on the company’s internal control over financial reporting based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

        A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the COSO.

        As discussed in note 1k to the consolidated financial statements, the Company changed its method of accounting for uncertainty in income taxes in 2007. In addition, as discussed in note 1q to the consolidated financial statements, the Company changed its method of accounting for stock-based compensation to employees commencing July 1, 2005.

Tel Aviv, Israel	/s/ Kesselman & Kesselman
April 16, 2008	Certified Public Accountants (Isr.)

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	December 31
	2006	2007

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$12,168	$26,796
Marketable securities (note 9a)	33,843	39,929
Bank deposits (note 9e)	-	1,500
Trade receivables (note 9b)	1,581	49
Other current assets (note 9c)	2,077	1,632
Inventories (note 9d)	3,464	1,347

T o t a l current assets	53,133	71,253

LONG-TERM INVESTMENTS:
Marketable securities (note 9a)	38,061	33,008
Other (notes 1c, 3a, 9e)	5,673	4,588

	43,734	37,596

PROPERTY AND EQUIPMENT - net (note 2):	2,490	1,384

DEFERRED ISSUANCE COSTS, net of accumulated amortization (note 1g)	-	781

T o t a l assets	$99,357	$111,014

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Trade payables	$4,907	$4,292
Accrued expenses and other payables (note 9f)	10,134	8,240
Deferred income (note 9g)	3,196	1,045

T o t a l current liabilities	18,237	13,577

LONG-TERM LIABILITIES:
Accrued severance pay and other (notes 3, 1k)	4,257	4,553
Convertible subordinated notes (note 4)	-	25,476

T o t a l long-term liabilities	4,257	30,029

COMMITMENTS AND CONTINGENT LIABILITY (note 5)
T o t a l liabilities	22,494	43,606

SHAREHOLDERS' EQUITY (note 6):
Share capital - ordinary shares of no par value
(authorized: 50,000,000 shares; issued: December 31, 2006 - 18,326,374 shares;
December 31, 2007 - 18,987,573 shares; outstanding: December 31, 2006 - 15,681,535
shares; December 31, 2007 - 16,342,734 shares) and additional paid in capital	334,608	338,021
Accumulated deficit	(252,101)	(264,365)
Accumulated other comprehensive loss		(604)
Treasury shares, at cost (2,644,839 ordinary shares)	(5,644)	(5,644)

T o t a l shareholders' equity	76,863	67,408

T o t a l liabilities and shareholders' equity	$99,357	$111,014

The accompanying notes are an integral part of the consolidated financial statements.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Year ended December 31
	2005	2006	2007

REVENUES (note 9h)	$101,247	$63,648	$9,906
COST OF REVENUES (note 9i)	51,872	30,219	4,826

GROSS PROFIT	49,375	33,429	5,080
RESEARCH AND DEVELOPMENT EXPENSES - net (note 9j)	16,147	15,554	20,158
SELLING, GENERAL AND ADMINISTRATIVE
EXPENSES	16,086	16,017	16,902

OPERATING INCOME (LOSS)	17,142	1,858	(31,980)
INCOME FROM DEVALUATION OF CONVERSION
FEATURE EMBEDDED IN CONVERTIBLE NOTES (note 4)	-	-	3,480
FINANCIAL INCOME - net (note 9k)	2,636	3,346	2,172
LITIGATION SETTLEMENT INCOME (note 9l)	-	-	14,231
OTHER INCOME (note 9l)	2,448	-	-

NET INCOME (LOSS)	$22,226	$5,204	$(12,097)

EARNINGS (LOSS) PER SHARE ("EPS") *(note 9n):
Basic	$1.59	$0.34	$(0.76)

Diluted	$1.30	$0.31	$(0.76)

WEIGHTED AVERAGE NUMBER OF SHARES
USED IN COMPUTATION OF EPS*:
Basic	13,984	15,419	15,911

Diluted	16,345	16,606	15,911

The accompanying notes are an integral part of the consolidated financial statements.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(U.S. dollars in thousands)

	Share capital and additional paid in capital
	Number of shares (in thousands)	Amount	Accumulated deficit	Accumulated other comprehensive loss	Treasury shares	Total shareholders' equity

BALANCE AT JANUARY 1, 2005	13,183	$325,439	$(279,531)	-	$(5,644)	$40,264
CHANGES DURING 2005:
Net income			22,226			22,226
Exercise of options granted to employees	1,446	5,960				5,960
Compensation related to employee stock option grants		616				616

BALANCE AT DECEMBER 31, 2005	14,629	332,015	(257,305)	-	(5,644)	69,066
CHANGES DURING 2006:
Net income			5,204			5,204
Exercise of options granted to employees	1,053	1,738				1,738
Compensation related to employee stock option grants		855				855

BALANCE AT DECEMBER 31, 2006	15,682	334,608	(252,101)	-	(5,644)	76,863
CHANGES DURING 2007:
Net loss			(12,097)			(12,097)
Unrealized losses on available-for-sale marketable securities				(604)		(604)

T o t a l comprehensive loss						(12,701)

Initial adoption of FIN 48			(167)			(167)
Exercise of options granted to employees	661	749				749
Compensation related to employees stock option grants		2,664				2,664

BALANCE AT DECEMBER 31, 2007	16,343	$338,021	$(264,365)	$(604)	$(5,644)	$67,408

The accompanying notes are an integral part of the consolidated financial statements.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended December 31
	2005	2006	2007

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) for the year	$22,226	$5,204	$(12,097)
Adjustments to reconcile net income (loss) to net cash provided by
(used in) operating activities:
Depreciation and amortization:
Property and equipment	2,390	2,160	1,719
Deferred issuance costs	-,-	-,-	136
Trading marketable securities, net	9,594	-,-
Capital gain from the sale of long-term investment	(2,448)	-,-	-,-
Unrealized interest, premium amortization and currency differences on
marketable securities	350	675	(7,431)
Increase (decrease) in accrued severance pay	(442)	568	112
Compensation related to employee stock option grants, net	616	855	2,664
Devaluation of conversion feature embedded in convertible notes	-,-	-,-	(3,480)
Adjustments in the value of convertible notes	-,-	-,-	3,204
Increase in other long-term liabilities	-,-	-,-	17
Changes in operating assets and liabilities:
Decrease (increase) in trade receivables and other receivables	54,084	(1,436)	1,977
Decrease in trade payables, accrued expenses
and other payables	(9,014)	(13,414)	(2,509)
Decrease in deferred income	(6,926)	(25,540)	(2,151)
Decrease (increase) in inventories	2,203	(134)	2,117

Net cash provided by (used in) operating activities	72,633	(31,062)	(15,722)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(1,919)	(910)	(613)
Bank deposits, net	5,311	-,-	-,-
Change in funds in respect of accrued severance pay, net	454	(279)	(281)
Investment in long term investments	-,-	(1,000)	(134)
Proceeds from long-term investments	4,355	-,-	-,-
Proceeds from marketable securities held to maturity	15,083	58,338	39,022
Proceeds from marketable securities available for sale	-,-	-,-	81
Purchase of marketable securities held to maturity	(63,845)	(48,304)	(27,606)
Purchase of marketable securities available for sale	-,-	-,-	(5,703)

Net cash provided by (used in) investing activities	(40,561)	7,845	4,766

CASH FLOWS FROM FINANCING ACTIVITIES:
Short-term bank loan, net	(15,000)	-,-	-,-
Long-term bank loan repaid	(16,000)	-,-	-,-
Exercise of options granted to employees	5,960	1,738	749
Issuance of convertible subordinated notes, net of $917,000 issuance costs	-,-	-,-	24,835

Net cash provided by (used in) financing activities	(25,040)	1,738	25,584

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	7,032	(21,479)	14,628
BALANCE OF CASH AND CASH EQUIVALENTS AT
BEGINNING OF YEAR	26,615	33,647	$12,168

BALANCE OF CASH AND CASH EQUIVALENTS AT
END OF YEAR	$33,647	$12,168	$26,796

SUPPLEMENTARY DISCLOSURE OF CASH FLOW
INFORMATION - CASH PAID DURING THE YEAR FOR:
Interest paid	$349	$66	$1,268

Advances paid to income tax authorities	$44	$73	$35

The accompanying notes are an integral part of the consolidated financial statements.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES:

a.	General:

1)	Nature of operations

Orckit Communications Ltd. (“Orckit”) is an Israeli corporation. Orckit and its subsidiaries (together – the “Company”) are engaged in the design, development, manufacture and marketing of advanced telecom equipment, targeting high capacity broadband services. The Company’s revenues were derived from sales of products in its CM-100 product line, which is transport telecommunication equipment targeting high capacity packetized metropolitan networks.

The CM-100 product line, and the Company’s new product line, the CM-4000 (which is in its final development stage), were initiated and funded by Orckit through its subsidiary, Corrigent Systems Inc. (“Corrigent”).

The Company has entered into distribution agreements with one customer relating to the deployment in Japan of its CM-100 products. Under the distribution agreements and related terms, the Company is obligated to provide warranty and support services with respect to products purchased. The substantial majority of the Company’s revenues in the three year period ended December 31, 2007 were related to these agreements, See note 9h.

2)	Functional currency

The currency of the primary economic environment in which the operations of the Company are conducted is the U.S. dollar (“dollar” or “$”), since most purchases of materials and components are made in dollars, most of the financing activities of the Company are in dollars and most of its assets are denominated in dollars.

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

The consolidated financial statements include the financial statements of Orckit and its subsidiaries. Intercompany balances and transactions have been eliminated.

c.	Marketable securities and other investments:

1)	Marketable securities

Debt securities that the Company plans to hold to maturity, and based on its assessment, has the ability to hold to maturity, are classified as “held to maturity” and are recorded at amortized cost. The premium or discount is amortized over the period to maturity and included in financial income or expenses.

2)	Debt securities that the Company considers selling prior to maturity are classified as available-for-sale. These securities are reported at fair value, with unrealized gains and losses reported as a separate component of comprehensive income (loss) in shareholders’ equity. Realized gains and losses on sales of securities, as well as premium or discount amortization, are included in the consolidated statement of operations as financial income or expenses. The Company does not hold these securities for trading purposes. These securities are classified as short-term investments.

3)	Other investments

These investments include severance pay funds (December 31, 2006 – $3.2 million; December 31, 2007 – $3.5 million), long-term bank deposits (December 31, 2006 – $1.5 million) and an equity long-term investment (December 31, 2006 – $1 million; December 31, 2007 – $1.1 million) recorded at cost.

d.	Inventories

Inventories, are valued at the lower of cost or market. Cost is determined as follows:

Raw materials and supplies – on moving average.

Finished products – on basis of production costs:

Raw materials and supplies – on moving average basis.

Labor and production cost – on average basis.

Cost of finished products that are manufactured completely by subcontractors are determined based on the specific cost of each product.

e.	Property and equipment:

1)	These assets are stated at cost.

2)	The assets are depreciated by the straight-line method on the basis of their estimated useful life, as follows:

Years

Computers, software and equipment	2-3
Office furniture and equipment	6-10

Leasehold improvements are amortized by the straight-line method, over the term of the lease, or over the estimated useful life of the improvements – whichever is shorter.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

f.	Impairment in value of property and equipment

Long-lived assets, held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets would be written down to their estimated fair values.

g.	Deferred issuance costs

Issuance costs of convertible subordinated notes, in the original amount of $ 917,000, were deferred and are amortized over the period from issuance date to March 2012 (see note 4).

h.	Treasury shares

Company shares purchased by the Company are presented as a reduction of shareholders’ equity, at their cost to the Company.

i.	Revenue recognition

Revenues from sales of products are recognized when delivery occurs and title passes to the customer, provided that appropriate signed documentation of an arrangement exists, the fee is fixed or determinable and collectibility is reasonably assured.

EITF Issue No. 03-5, “Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software” affirms that the revenue recognition guidance in Statement of Position 97-2 (“SOP 97-2”) also applies to non-software deliverables, such as computer hardware, if the software is essential to the functionality of the non-software deliverables, as is the case with the Company’s deliverables. According to SOP 97-2, revenues from sales of software products are recognized when, in addition to the criteria mentioned above, vendor-specific objective evidence (“VSOE”) of fair value for undelivered elements exists. VSOE is typically based on the price charged when an element is sold separately or, if an element is not sold separately, on the price established by authorized management, if it is probable that the price, once established, will not be changed when this element is commercially sold.

The Company grants customer post-contract hardware and software support services (“PCS”) in connection with its sales. Accordingly, since VSOE of the fair value of PCS can not be determined, the Company recognizes revenue for the entire arrangement ratably over the term of the PCS.

The Company does not, in the normal course of business, provide a right of return to its customers.

The deferred income balance as of December 31, 2006 and 2007 equals the amount of revenues that were due on delivery, but deferred, less applicable product, warranty and other costs. See also note 9g.

The cost of delivered products is offset against deferred revenues and not presented as inventory – finished goods, since the title has passed to the customer upon delivery.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

j.	Provision for warranty

The Company grants warranty servicing for products sold. The Company expenses such warranty costs at the time revenues from the related sales are recognized (see also note 1i. above). The annual provision is calculated as a percentage of sales, based on historical experience.

k.	Uncertainty in income taxes

As of January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109” (FIN 48). FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured, and derecognized in financial statements; requires certain disclosures of uncertain tax positions; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim-period guidance, among other provisions.

l.	Research and development expenses

Research and development expenses, which consist mainly of labor costs, are charged to income as incurred. Government grants received for development of projects are recognized as a reduction of these expenses.

m.	Allowance for doubtful accounts

The allowance in respect of trade receivables is determined for specific debts doubtful of collection. See also note 9b.

n.	Cash equivalents

The Company considers all highly liquid investments, which include short-term bank deposits (up to three months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

o.	Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of shares outstanding during each year, net of treasury shares.

In computing diluted earnings per share, for the years ended December 31, 2005 and 2006, the potential dilutive effect of outstanding stock options was taken into account using the treasury stock method. The convertible subordinated notes and the outstanding stock options have been excluded from the calculation for the year ended December 31, 2007 due to their anti-dilutive effect. See also note 9n.

p.	Comprehensive income (loss)

The Company’s comprehensive income (loss) consists of its net income (loss) and, in the year ended December 31, 2007, of unrealized gains and losses derived from marketable securities classified as available for sale under FAS 115 (See also note 1c above).

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

q.	Stock based compensation

On July 1, 2005, the Company adopted Financial Accounting Standards No. 123 –“Accounting for Stock-Based Compensation” (“FAS 123”), as amended by Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure” (“FAS 123 (R)”) under which compensation cost for employee stock option plans is measured using the fair value-based method as defined in FAS 123 (R). Before the adoption of FAS 123 (R) compensation cost for employee stock option plans was measured using the intrinsic value based method of accounting. (See also note 6d.)

The Company has applied the modified prospective application transition method, as permitted by FAS 123(R). Accordingly, commencing July 1, 2005, compensation cost for the unvested portion of previously granted awards that remained outstanding on that date are recognized on a going forward basis as the related services are rendered, based on the award’s grant date fair value as previously calculated for the pro forma disclosure under FAS 123 with respect to those outstanding awards.

In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”). SAB 107 provides supplemental implementation guidance on FAS 123(R), including guidance on valuation methods, inventory capitalization of share-based compensation cost, income statement effects, disclosures and other issues. SAB 107 requires share-based payments to be classified in the same expense line items as cash compensation. The Company has applied the provisions of SAB 107 in its adoption of FAS 123(R).

The Company elected to recognize compensation cost for an award with only service conditions that has a graded vesting schedule using the straight-line method over the requisite service period for the entire award.

The following table illustrates the effect on net income and earnings per share assuming the Company had applied the fair value recognition provisions of FAS 123 to its stock-based employee compensation through June 30, 2005:

Year ended December 31, 2005
In thousands, except for per share data

Net income , as reported	$22,226
Add: stock based employee compensation
expense, included in reported net
income for the period
prior to July 1, 2005, see above	263
Deduct: stock based employee
compensation expense determined
under the fair value method for all awards
for the period prior to July 1, 2005, see above	(5,147)

Pro forma net income	$17,342

Earnings per share:
Basic - as reported	$1.59
Basic - pro forma	$1.24
Diluted - as reported	$1.30
Diluted - pro forma	$1.00

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

r.	Deferred income taxes

Deferred taxes are determined utilizing the asset and liability method, based on the estimated future tax effects differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Valuation allowances are included in respect of deferred tax assets when it is more likely than not that no such assets will be realized. See note 7d.

Taxes which would apply in the event of disposal of investments in non-Israeli subsidiaries have not been taken into account in computing deferred taxes, as it is the Company’s policy to hold these investments, and not to realize them.

s.	Shipping and handling fees and costs

Shipping and handling costs are classified as a component of cost of revenues.

t.	Accrual for legal costs

In instances where legal costs are expected to be incurred in connection with a loss contingency, the Company accrues for legal costs that are reasonably estimable.

u.	Recently issued accounting pronouncements:

1)	In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years (January 1, 2008, for the Company). The Company is currently assessing the impact that SFAS 157 may have on its results of operations and financial position.

2)	In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities–Including an amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 is expected to expand the use of fair value accounting but does not affect existing standards which require certain assets or liabilities to be carried at fair value. The objective of SFAS 159 is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a company may choose, at its initial application or at other specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years (January 1, 2008, for the Company). If the Company is to elect the fair value option for its existing assets and liabilities, the effect as of the adoption date, shall be reported as a cumulative-effect adjustment to the opening balance of retained earnings . The Company is currently assessing the impact that SFAS 159 may have on its financial position.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

3)	In June 2006, the Emerging Issues Task Force (EITF), reached a consensus on Issue No. 06-01, “Accounting for Consideration Given by a Service Provider to Manufacturers or Resellers of Equipment Necessary for an End-Customer to Receive Service from the Service Provider” (EITF No. 06-01). EITF 06-01 provides guidance on the accounting for consideration given to third party manufacturers or resellers of equipment which is required by the end-customer in order to utilize the service from the service provider. EITF 06-01 is effective for fiscal years beginning after June 15, 2007 (January 1, 2008, for the Company). The Company is currently assessing the impact that EITF 06-01 may have on its results of operations and financial position.

4)	In June 2007, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 07-03, “Accounting for Nonrefundable Advance Payments for Goods or Services Received to Be Used in Future Research and Development Activities” (EITF No. 07-03). EITF No. 07-03 requires that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities be deferred and amortized over the period that the goods are delivered or the related services are performed, subject to an assessment of recoverability. The provisions of EITF 07-03 will be effective for financial statements issued for fiscal years beginning after December 15, 2007, and interim periods within those fiscal years (January 1, 2008, for the Company). The Company is currently assessing the impact that EITF 07-03 may have on its results of operations and financial position.

NOTE 2 – PROPERTY AND EQUIPMENT:

Composition of assets, grouped by major classification, is as follows:

	December 31
	2006	2007
	In thousands

Cost:
Computers, software and equipment	$23,505	$13,094
Office furniture and equipment	1,446	275
Leasehold improvements	2,276	421

	$27,227	$13,790
Less - accumulated depreciation and amortization	24,737	12,406

	$2,490	$1,384

Depreciation and amortization expenses totaled $2,390,000, $2,160,000 and $1,719,000 in the years ended December 31, 2005, 2006 and 2007, respectively. In the year ended December 31, 2007, the Company discarded fixed assets which were no longer in use. This did not have any effect on the statement of operations since all discarded assets were fully depreciated.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 – SEVERANCE PAY:

a.	Israeli labor laws and agreements require payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The Company’s severance pay liability to its employees, mainly based upon length of service and the latest monthly salary (one month’s salary for each year worked), is reflected by a balance sheet accrual under “accrued severance pay and other”. The Company records the liability as if it were payable at each balance sheet date on an undiscounted basis.

The liability is partly funded by purchase of insurance policies or pension funds and by deposit of funds in dedicated deposits. The amounts funded are included in the balance sheet under “long term investments – other”. The policies are the Company’s assets and under labor agreements, subject to certain limitations, they may be transferred to the ownership of the beneficiary employees. The amounts funded as of December 31, 2006 and 2007 are approximately $3,173,000 and $3,454,000, respectively.

According to substantially all of the Company’s current agreements, the Company makes regular deposits with insurance companies in order to secure employees’ rights upon retirement. Thus, in accordance with these agreements, the Company is fully relieved from any severance pay liability. The liability accrued in respect of these employees and the amounts funded, as of the agreement date, are not reflected in the balance sheets, since the amounts funded are not under the control and management of the Company.

The Company accounts for severance pay liability as contemplated by EITF 88-1 “Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan”and, accordingly, records the obligation on an undiscounted basis as if it were payable at each balance sheet date.

b.	The amounts of pension and severance pay expense were $1.1 million, $1.2 million and $1.3 million for the years ended December 31, 2005, 2006 and 2007, respectively, of which $800,000, $1.0 million and $1.3 million in the years ended December 31, 2005, 2006 and 2007, respectively, were in respect of the insurance policies that were expensed but not reflected in the balance sheet as described above.

c.	The Company expects to contribute approximately $1.7 million in 2008 to insurance companies and pension funds, in respect of its severance pay liabilities expected for 2008 operations.

d.	The Company does not expect to pay any future benefits to its employees upon their normal retirement age in the years 2008 through 2017 since there are no current employees who reach retirement age until year 2017.

The statement in item d above does not include amounts that might be paid to employees who will cease working for the Company before their normal retirement age.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 – CONVERTIBLE SUBORDINATED NOTES:

On March 27, 2007 Orckit issued in a private placement of approximately $25.0 million principal amount of convertible subordinated notes (the “Notes”). The Notes were issued at their par value of NIS 107 million. The Notes are due in 2017, linked to the Israeli consumer price index (“CPI”) and pay interest, in NIS, semi-annually at the rate per annum of 6%, linked to the Israeli CPI. Holders of the Notes have the right to request repayment of the principal amount (par value linked to the Israeli CPI) in March 2012. The Notes are convertible at the election of the holders, at any time, into ordinary shares of Orckit at the initial conversion price of NIS 52.5 (equivalent to $12.50 per share on issuance date) if the conversion occurs within three years of issuance and at the initial conversion price of NIS 63 (equivalent to $15.00 per share on issuance date) if the conversion occurs thereafter, in each case subject to adjustment for customary events. Orckit has the right to force conversion of the Notes if the market price of its ordinary shares exceeds $30.00 per share in 20 trading days within any consecutive 30 day period, subject to adjustment for customary events. Orckit listed the Notes on the Tel Aviv Stock Exchange. Based on the conversion rate applicable at December 31, 2007, the Notes are convertible into 2,038,095 ordinary shares of the Company.

The Company has determined that the conversion feature of the notes is an embedded derivative. According to FAS 133 — “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”), if an embedded derivative is indexed to the reporting entity’s own stock and would be classified in shareholders’ equity if it was a freestanding derivative, that embedded derivative is not considered a derivative for purposes of FAS 133. Since the conversion price of the notes is denominated in NIS, while the Company’s functional currency is the U.S. dollar, this embedded derivative would not be classified in shareholders’ equity if it were a freestanding derivative; therefore the conversion feature is a derivative which should be accounted for under FAS 133. Since the economic characteristics and risks of the conversion feature are not clearly and closely related to the economic characteristics and risks of the host contract – the notes, and since the notes are not recorded at fair value, the conversion option is separated and measured as a derivative.

The Company measured the fair value of the conversion feature on the issuance date at approximately $4.8 million. Since approximately $25 million was raised, the remaining $20 million was allocated to the Notes, thereby creating a discount and increasing the effective interest rate. The discount is amortized over the period from issuance date to March 2012, the earliest possible repayment date. The amortized balance of the discount at December 31, 2007 was $816,000. The conversion feature is evaluated at each reporting period, and the difference in fair value is recorded as financial income or expense.

At December 31, 2007, mainly due to the decline in the Company’s share price, partly offset by the change in the NIS-USD exchange rate the fair value of the conversion feature decreased by approximately $3.5 million (See also note 9k.)

The fair value of the notes at December 31, 2007, as traded on the Tel Aviv Stock Exchange, is approximately $23.4 million.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 – COMMITMENTS AND CONTINGENT LIABILTY:

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

The royalty rate, based on the sales of products resulting from funded research and development projects, was fixed at 3% during the first three years and 4-5% thereafter. Royalties are paid biannually and are payable up to 100% of the amount of such grants, with the addition of annual interest based on LIBOR. Royalty expenses are classified as part of cost of revenues.

In the event that any of the manufacturing rights or technology is transferred out of Israel, subject to the approval of the Government of Israel, the Company would be required to pay royalties at a higher rate and an increased aggregate payback amount in the range of 120% to 300% of the grants received, based on the applicable project. The total aggregate contingent liability of the Company in respect of royalties to the Government of Israel at December 31, 2007 was approximately $8.7 million (excluding interest accrued).

Royalty expenses totaled $3.5 million, $2.2 million and $712,000 in the years ended December 31, 2005, 2006 and 2007, respectively, and are included in the statements of operations in cost of revenues.

b.	Lease commitments

The Company has entered into several operating lease agreements with respect to its offices. The main agreement is for the premises it uses in Israel. The Company has an option to terminate this lease agreement with a six-month notice in advance.

The projected rental payments for the first six-month period in 2008, at rates in effect at December 31, 2007, are approximately $630,000.

Lease expenses totaled $935,000, $873,000 and $898,000 in the years ended December 31, 2005, 2006 and 2007, respectively.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 – COMMITMENTS AND CONTINGENT LIABILTY (continued):

c.	Employment agreement

In 1993, the Company entered into an employment agreement with each of the Company’s CEO and President, who serve as Chairman of the Board of Directors and as a director, respectively (hereafter – the “Executives”). These agreements were extended several times without modification of the employment terms. The original agreement of each provided, among other things, for an annual bonus based on specified percentages of the Company’s pre-tax income for the applicable year. Upon analyzing the expected results for 2005, the Company concluded that the bonus based on pre-tax income for 2005 was going to be significant. With the consent of the Executives, the Company reduced the rate of the annual bonus based on pre-tax income and eliminated any such bonus for 2005 with respect to the first $15.0 million of pre-tax income, as detailed below. The related bonus for each of the Executives would have been approximately $1.1 million under the original agreement. Pursuant to the amended agreement, the related bonus for each of them in 2005 was approximately $217,000.

Pursuant to the amended employment of each of the Executives, each is entitled to an annual bonus based on results of operations for 2006 and each subsequent fiscal year, equal to the sum of: (i) 1.0% of the first $5.0 million of pre-tax income; (ii) 2.0% of pre-tax income between $5.0 million and $15.0 million; (iii) 3.0% of pre-tax income in excess of $15.0 million; and (iv) 0.25% of revenues. However, for 2005, the bonus with respect to pre-tax income was payable only to the extent that the amount of pre-tax income exceeded $15.0 million and then only to the extent of 3% of the excess. The rate of the bonus based on revenues, equal to 0.25% of the Company’s revenues in each year, was not modified from the original agreement. Pursuant to the amended agreement, the related bonus for each of them for the year ended December 31, 2007 was approximately $25,000.

The original employment agreement of each of the Executives provided for a base salary payable in NIS, linked to the Israeli CPI, and customary employee benefits, such as managers’insurance and employment fund, which are grossed up to cover income tax liabilities, and a company car (or, at the employee’s election, a cash payment added to the base salary in lieu of a car). Under the original employment agreement, the base salary and employee benefits increased by 15% per year. Accordingly, the base salary and employee benefits for each of the Executives for 2005 would have been approximately $630,000 (based on the exchange rate on March 31, 2005 of NIS 4.361 to one U.S. dollar).

In the amended employment agreements, the Company has reduced the base salary and employee benefits for 2005 of each of the Executives, effective January 1, 2005, to the amount of NIS equal to $570,000 (based on the exchange rate on March 31, 2005 of NIS 4.361 to one U.S. dollar) and reduced the annual percentage used to adjust base salary from 15% to 5%, but subject to adjustments pursuant to the Israeli CPI beginning in 2006. These amounts do not include the bonus payments. The dollar equivalent of the salary will fluctuate in accordance with fluctuations of the exchange rate of the NIS to the U.S. dollar. There also may be adjustments as a result of changes in tax, national insurance and other applicable laws from time to time. In the year ended December 31, 2007, the base salary and employee benefits for each of the Executives totaled approximately $686,000.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 – COMMITMENTS AND CONTINGENT LIABILTY (continued):

The employment agreement of each of the Executives is not for a specific term and requires six months advance notice by either the Company or the employee to terminate the employment agreement. Upon termination of the employment for any reason by either the Company or by one of the Executives, the Company would make a severance payment equal to the Executive’s last monthly salary multiplied by the number of years that he worked for the Company. According to Israeli labor law, this is the amount of severance generally payable to any employee who is terminated by his employer. In the event that the employment of any of the Executives is terminated under circumstances in which the Company would not be required to pay the full amount of such severance pursuant to Israeli labor law, his non-competition period will be extended from one to two years in consideration for receiving the additional amount. Since the Company reserves for these severance payments in the financial statements on an ongoing basis, as required by generally accepted accounting principles, the Company does not expect to recognize an additional accounting expense for these severance payments upon the termination of employment. Neither employment agreement provides for any other payments or “golden parachutes” upon termination of employment. The amendments to the employment agreements with the Executives were approved by the shareholders at Orckit’s Annual General Meeting held on June 23, 2005.

d.	Contingent liabilities

In 2006, the Company became subject to litigation regarding the alleged non-fulfillment of contract obligations. The Company has provided for that claim.

NOTE 6 – SHAREHOLDERS’ EQUITY:

a.	Share capital:

1)	Orckit’s ordinary shares are traded in the United States on the Nasdaq Global Market, under the symbol “ORCT” and on the Tel Aviv stock Exchange in Israel.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – SHAREHOLDERS’ EQUITY:(continued):

2)	Treasury shares

The Company holds 2,644,839 ordinary shares of Orckit acquired at a cost of $5,644,000. For as long as such ordinary shares are owned by the Company, they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to shareholders of Orckit nor are they entitled to participate in, be voted at, or be counted as part of the quorum for, any meeting of shareholders of Orckit.

3)	Exercise of options

Under the Employee Share Option Plan (see note 6b. below), options to purchase 1,446,285, 1,052,104 and 661,199 ordinary shares were exercised in the years ended December 31, 2005, 2006 and 2007, respectively.

b.	Employee Share Option Plan

Commencing July 1, 2005, the Company early adopted FAS 123(R). See also note 1q. The Company recorded compensation costs of $616,000, $855,000 and $2,664,000 for the years ended December 31, 2005, 2006, and 2007, respectively. The compensation cost for the year ended December 31, 2005 included $353,000 which was recorded after July 1, 2005, according to FAS 123(R). No income tax benefit was recognized in the income statement for options granted.

In February 1994, Orckit’s Board of Directors approved an Employee Share Option Plan (the “Plan”). The total aggregate number of shares authorized for which options could be granted under the Plan (as amended in 2003), was 13,122,883 at December 31, 2007, of which options to purchase 6,534,844 shares have been exercised, options to purchase 5,169,234 shares have been granted and are outstanding and options to purchase 1,418,805 are available for future grant. Option awards are granted with an exercise price as determined by the Company. Option awards generally vest over up to five years and generally have seven to eight years contractual terms.

As a result of an amendment to Section 102 of the Tax Ordinance as part of the 2003 Israeli tax reform, and pursuant to an election made by the Company thereunder, gains derived by employees (which term includes directors) in Israel arising from the shares acquired pursuant to the exercise of options granted to them through a trustee under Section 102 of the Tax Ordinance after January 1, 2003, will generally be subject to a flat capital gains tax rate of 25%, if held by the trustee for the minimum period required by law.

The Company grants two types of awards, (a) non-performance options, which are options with a vesting period, but no additional performance criteria, and (b) performance goals options, which are contingent upon meeting various performance goals. Certain performance goals options are, in addition to their performance goals, subject to a vesting period which commences upon meeting the performance goals.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – SHAREHOLDERS’ EQUITY (continued):

Non performance options:

The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. Expected volatilities are based on historical volatility of the Company’s share price (eliminating nonrecurring one-time events) and other factors. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of options granted represents the period of time that options granted are expected to be outstanding based on historical behavior of employees.

The risk-free rate for periods within the expected life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The following assumptions were made in the computation of the fair value of each option award using the Black-Scholes option-pricing model.

	Year ended December 31
	2005	2006	2007

Expected dividend yield	0%	0%	0%

Expected volatility	53%	56%	58%

Risk-free interest rate	3.9%	4.4%	4.3%

Expected life - in years	2.6	2.6	2.7

A summary of option activity for both non-performance options (options with a vesting period, but no additional performance criteria) and performance goals options (options that in addition to their vesting period, are contingent upon meeting various performance goals) under the Plan as of December 31, 2007, and changes during the year then ended is presented below:

Options	Number of options	Weighted average exercise price (per option)	Weighted average remaining contractual term	Aggregate intrinsic value (in thousands)

Non performance options -
Outstanding at January 1, 2007	2,900,260	$12.71
Granted (1)	735,193	$3.05
Exercised	(638,399)	$1.13
Forfeited or expired	(219,470)	$9.03

Outstanding at December 31, 2007	2,777,584	$12.78	4.1	2,868

Exercisable at December 31, 2007	2,313,656	$13.47	3.74	2,849

(1)	Includes exchange of a certain amount of options for Corrigent stock for Orckit shares. (see note 6c.)

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – SHAREHOLDERS’ EQUITY (continued):

The weighted-average grant-date fair value of this type of option granted during the years 2005, 2006, and 2007 was $5.25 , $2.72 , and $ 2.55, respectively. The total intrinsic value of options exercised during the years ended December 31, 2005, 2006, and 2007, was $24.2 million, $23.4 million, and $3.6 million, respectively.

As of December 31, 2007, there was $1.6 million of total unrecognized compensation cost related to these nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 2.4 years.

During 2005, the Company modified the exercise price of 59,600 share options held by 11 employees. As a result of that modification, the Company recognized additional compensation expense of $16,000 and $16,000 for the years ended December 31, 2006 and 2007, respectively. See also note 6c below.

During 2007, the Company modified the exercise price of 177,000 share options held by 27 employees. As a result of that modification, the Company recognized additional compensation expense of $85,400 for the year ended December 31, 2007. See also note 6c below.

Performance based options:

These awards include options that are contingent upon meeting various performance goals. The fair value of these options was estimated on the date of grant using the same option valuation model used for non- performance options. When the Company assumes that performance goals will not be achieved, no compensation cost has been recorded with respect thereto. Upon reaching the point in time when the Company believes that the performance goals will be achieved, the Company will record a catch-up of share based compensation expenses for all vesting periods completed through that date.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. Expected volatilities are based on historical volatility of the Company’s share price (eliminating nonrecurring one-time events) and other factors. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of options granted represents the period of time that options granted are expected to be outstanding based on historical behavior of employees.

The risk-free rate for periods within the expected life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The following assumptions were made in the computation of the fair value of each of these option awards using the Black-Scholes option-pricing model.

	Year ended December 31
	2006	2007

Expected dividend yield	0%	0%

Expected volatility	57%	57%

Risk-free interest rate	4.8%	3.7%

Expected life - in years	2.3	3.1

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – SHAREHOLDERS’ EQUITY (continued):

A summary of option activity for non-performance under the Plan as of December 31, 2007, and changes during the year then ended is presented below:

Options	Number of options	Weighted average exercise price (per option)	Weighted average remaining contractual term	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2007	820,000	$4.76
Granted	1,892,950	$8.52
Exercised	(22,800)	$1.00
Forfeited	(298,500)	$2.80

Outstanding at December 31, 2007	2,391,650	$8.01	7.1	946

The weighted-average grant-date fair value of this type of option granted during the years 2006 and 2007 was, $2.03 and $2.09, respectively.

The total intrinsic value of options exercised during the year ended December 31, 2007was $213,000.

As of December 31, 2007, there was $3.5 million of total unrecognized compensation cost related to these nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 2.6 years. When the Company assumes that performance goals will not be achieved, these options are included with a fair value of $0 and no compensation cost as been recorded with respect thereto.

During 2007, the Company modified certain terms of 1,363,566 share options held by 130 employees. As a result of that modification, the Company recognized additional compensation expense of $164,000 for the year ended December 31, 2007.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

c.	Grant of stock and option plans of subsidiaries

In 2001, the Board of Directors of Orckit’s major subsidiary, Corrigent, approved an employee share option plan (the “Corrigent Subsidiary Plan”). Corrigent granted, and reserved for grant, shares and options under its Plan, as applicable, to its employees, officers and directors and to personnel of Orckit, including employees, officers and directors of Orckit. As determined by the respective stock option committee, the exercise price of options granted is zero, which represents the value of the shares on the grant date. The vesting period of options granted is up to four years from the date of grant.

As of December 31, 2005, on a fully diluted basis, Orckit’s holding in Corrigent was approximately 90%.

At the grant date, the intrinsic value and the weighted fair value of options granted by Corrigent was $0. Accordingly, no compensation expense in respect of the options granted was recorded other than the amortization of $1.3 million, $2.3 million and $200,000 of compensation expense measured upon exchange of Orckit shares in 2003, 2004 and 2005, respectively, See note 6d below. At the annual general meeting of shareholders held on June 23, 2005, Orckit’s shareholders approved a plan for potential exchanges of Corrigent’s options for options for up to 10% of the outstanding Ordinary Shares of Orckit. Under the terms of the plan, all the outstanding stock options of Corrigent are exchangeable for options to purchase shares of Orckit in an exchange ratio calculated based on the ratio between the fair market value of Corrigent and Orckit. Under the terms of the plan, only vested stock options of Corrigent will be offered to be exchanged commencing January 1, 2006. On July 18, 2005, Orckit’s option committee approved an exchange, effective as of January 1, 2006, of a certain amount of Corrigent’s options for approximately 500,000 Orckit options. The exchange was accounted for according to FAS 123R, and since the exchange was based on the ratio between the fair market value of Corrigent and Orckit, no additional compensation expense was recognized.

In 2007, following an approval by Orckit’s audit committee, an exchange of an additional amount of Corrigent’s options for Orckit options occurred. The exchange included all Corrigent options held by the Executives. Following the occurrence of this exchange, the aggregate number of Orckit options issuable for the remaining Corrigent options would be approximately 500,000. The exchange was accounted for according to FAS 123R, and since the exchange was based on the ratio between the fair market value of Corrigent and Orckit, no additional compensation expense was recognized.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – SHAREHOLDERS’ EQUITY (continued):

d.	Subsidiary Employee Share Incentive Plan

In January 2003, Orckit adopted the “Orckit Communications Ltd. 2003 Subsidiary Employee Share Incentive Plan” (the “2003 Plan”). Pursuant to the 2003 Plan and subject to applicable laws and regulations, Orckit issued, for no consideration, 1,800,000 of its ordinary shares to employees of its subsidiaries, excluding directors of the Company. The shares were duly authorized and validly issued, fully paid and non-assessable. The shares were deposited with a trustee and were to vest after a period of 3 years. According to the 2003 Plan, the shares issued may be exchanged at any time by the Company, in its discretion, for a number of options to purchase shares of the applicable subsidiary.

During 2003, 180,000 shares were forfeited and 1,620,000 shares were exchanged to options to purchase shares of subsidiaries. Substantially all of these exchanged options were subject to vesting through January 2005. The accounting treatment applied in respect of the 2003 Plan, under APB 25, was variable accounting until the exchange occurred. Accordingly, compensation in respect of the grant of the shares was measured according to the share price of Orckit and updated to reflect the changes in the share price through the date of the exchange. The compensation measured totaled approximately $3.8 million, which is to be amortized over the vesting period of the options granted, and of which approximately $1.3 million, $2.3 million and $200,000 were amortized in 2003, 2004 and 2005, respectively. Upon the exchange, the 2003 Plan became a fixed plan and the compensation was fixed according to the share price of Orckit on that date. At the date of exchange, the intrinsic value of options to purchase shares of subsidiaries granted to employees was zero.

e.	Dividends

In the event cash dividends are declared by the Company, such dividends will be declared and paid in Israeli currency.

f.	Shareholder Bonus Rights Plan

On November 21, 2001, Orckit’s Board of Directors adopted a Shareholder Bonus Rights Plan (the “Rights Plan”) pursuant to which share purchase bonus rights (the “Rights”) were distributed on December 6, 2001, at the rate of one Right for each of Orckit’s ordinary shares held by shareholders of record as of the close of business on that date.

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

The Rights will be exercisable and transferable apart from Orckit’s ordinary shares only if a person or group becomes an “Acquiring Person” by acquiring beneficial ownership of 15% or more of Orckit’s ordinary shares, subject to certain exceptions set forth in the Rights Plan, or commences a tender or exchange offer upon consummation of which such person or group would become an Acquiring Person. Subject to certain conditions described in the Rights Plan, once the Rights become exercisable, the holders of Rights, other than the Acquiring Person, will be entitled to purchase ordinary shares at a discount.

NOTE 7 – TAXES ON INCOME:

a.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the “Law”)

Under the Law, by virtue of the “approved enterprise” status granted to the enterprises of Corrigent, the holder of the “approved enterprise” status is entitled to various tax benefits, including the following:

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

2)	Conditions for entitlement to the benefits

The entitlement to the above benefits is conditional upon fulfilling the conditions stipulated by the Law, regulations published thereunder and the instruments of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be reduced or cancelled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the Israeli CPI and interest.

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

Income not eligible for approved enterprise benefits mentioned in note 7a. above is taxed at the regular rate. Amendments to the Israeli Income Tax Ordinance were enacted that gradually reduce the corporate tax rate from 36% to 25%, in the following manner: the rate for 2004 – 35%, 2005 – 34%, 2006 – 31%, 2007 – 29%, 2008 – 27%, 2009 – 26% and 2010 and thereafter – 25%.

2)	Income of non-Israeli subsidiaries

Non-Israeli subsidiaries are taxed according to the tax laws in their countries of residence.

c.	Measurement of the results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985

Results for tax purposes are measured on a real basis adjusted for the increase in the Israeli CPI. As explained in note 1a(2), the financial statements are presented in dollars. The difference between the change in the Israeli CPI and the NIS-dollar exchange rate, both on annual and cumulative bases, causes a difference between taxable income and income reflected in these financial statements.

Under a bill which passed in the Knesset (the Israeli parliament), the provisions of the Inflationary Adjustments Law will no longer apply to the Company in 2008 and thereafter.

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

At December 31, 2007, the Company had accumulated tax losses amounting to approximately $195 million (December 31, 2006 – approximately $138 million) and carry forward capital losses for tax purposes of approximately $ 52 million (December 31, 2006 – $ 39 million). These losses are mainly denominated in NIS and linked to the Israeli CPI. Accumulated business tax losses are available indefinitely to offset future taxable business income, and carry forward capital losses for tax purposes are available indefinitely to offset future capital gains only. Orckit and each of its subsidiaries are assessed on a stand-alone basis. As a result, accumulated tax losses in each of the entities can offset future taxable business income only in the entity in which they were generated. Substantially all of the carryforward amounts have no expiration date.

At December 31, 2007, the Company had a net deferred tax asset (mostly in respect of carry forward losses and capital losses), in the amount of approximately $64 million (December 31, 2006 – approximately $41 million). A valuation allowance for the entire amount of such asset was set up, and consequently no deferred tax asset is recorded in the balance sheet, since it is more likely than not that the deferred tax assets will not be realized in the foreseeable future.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – TAXES ON INCOME (continued):

e.	Uncertain Tax positions:

As described in note 1k above, the Company adopted the provisions of FIN 48 as of January 1, 2007.

As a result of the adoption of FIN 48, as of that date, the Company recognized a liability for unrecognized tax benefits in amount of $167,000. This change was accounted for as a cumulative effect of a change in accounting principle that is reflected in the financial statements as a decrease in the balance of retained earnings as of January 1, 2007.

Following is a reconciliation of the total amounts of the Company’s unrecognized tax benefits at the beginning and the end of the year ended on December 31, 2007:

In thousands

Balance at beginning of year	$167
Increases in unrecognized tax benefits as a result of tax
positions taken during a prior period	17

Balance at end of year	$184

A summary of open tax years by major jurisdiction is presented below:

Jurisdiction:	Years:

Israel	2003-2007
United States	2002-2007
Japan	2003-2007

f.	Tax rate reconciliation

In 2007, 2006, and 2005 the main reconciling item from the statutory tax rate of the Company (2007 – 29%, representing a theoretical tax benefit of approximately $3.5 million; 2006 – 31%, representing a theoretical tax expense of approximately $1.6 million; 2005 – 34%, representing a theoretical tax expense of approximately $7.6 million) to the effective tax rate (0%) is the use of carry forward tax losses to offset income in 2006 and 2005 and the set up of a valuation allowance against the deferred tax asset created in respect of the losses in 2007.

g.	Tax assessments

Orckit has received final assessments through the year ended December 31, 2000. The Company’s subsidiaries have not been assessed since incorporation. Tax assessments filed by Orckit and subsidiaries through the year ended December 31, 2002 are considered to be final.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

a.	Balances in non-dollar currencies:

1)	As follows:

	December 31
	2006	2007
	In thousands

Assets	$8,501	$33,796

Liabilities	$7,723	$32,736

The U.S. dollar amounts above mainly represent balances in Israeli currency and Japanese Yen ("Yen").

2)	Data regarding the rate of exchange and the Israeli CPI:

	Year ended December 31
	2005	2006	2007

Rate of devaluation (evaluation) of the Israeli
currency against the dollar	6.8%	(8.2)%	(9.0)%
Rate of devaluation (evaluation) of the Yen
against the dollar	14.3%	1.2%	(5.8)%
Rate of increase (decrease) in the Israeli CPI	2.4%	(0.1)%	3.4%
Exchange rate at end of year - $ 1=	NIS 4.603	NIS 4.225	NIS 3.846

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

b.	Fair value of financial instruments

The fair value of financial instruments included in working capital is usually identical or close to their carrying value.

As to the fair value of the Company’s securities that are held to maturity, see note 9a.

As to the fair value of the Company’s convertible subordinated notes, see note 4.

c.	Concentrations of credit risks

At December 31, 2006 and 2007, substantially all of the Company’s cash and cash equivalents were held by international and Israeli banks. Substantially all of the Company’s marketable securities were held by international and Israeli banks. Such securities represented debentures issued by a number of US and Israeli corporations and agencies.

The Company evaluates on a current basis its financial exposure with any financial institution or commercial issuer.

All of the trade receivable balance at December 31, 2006 and 2007 was derived from one customer. The Company is of the opinion that the exposure to credit risk relating to these trade receivables is limited.

d.	As of December 31, 2007, the Company had unutilized credit lines of approximately $20 million.

NOTE 9 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

Balance sheets:

a.	Marketable securities:

Consist of:

	December 31
	2006	2007
	In thousands
	Carrying amounts

Classified as "held to maturity"	$71,904	$67,217
Classified as "available for sale"		5,720

	$71,904	$72,937

Held-to-maturity marketable securities

The securities mature over the following years:

Mature within 12 months - Classified as
short-term investments	$33,843	$34,209
Mature after one year up to 12 years	38,061	33,008

	$71,904	$67,217

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

At December 31, 2007, the fair value of the Company’s held-to-maturity tradable securities, which consist of corporate and government debt securities, was $67.2 million (December 31, 2006 – $71.7 million). The difference between the carrying amounts and the fair value results from a decrease in market value in comparison to the amortization of the premium paid for the securities in the amount of approximately $37,000 (December 31, 2006 – $253,000). It is expected that the debt securities will not be settled at a price less than the amortized cost of the investment. Because the Company has the ability and intent to hold this investment until a recovery of fair value, which may be maturity, it does not consider the investment in these debentures to be other-than-temporarily impaired at December 31, 2007.

Due to a change in the Israeli tax regulations that came into effect on January 1, 2006, which eliminated certain tax benefits that the Company was entitled to, the Company sold, in 2006, approximately $45.6 million of its held to maturity securities, as permitted by FAS 115. These sales of the securities resulted in a loss of approximately $1.0 million.

Available for sale marketable securities

At December 31, 2007, the fair value of the Company’s available for sale tradable securities, which consist of Israeli corporate debt securities, was $5.7 million. These securities mature as follows: $270,000 within one year and $5,450,000 over a period of 2 years to 13 years. Unrealized losses of $604,000 are reported as a separate component of comprehensive income (loss) in shareholders’ equity, since the Company believes that these losses are not other-than-temporary. In cases that an other-than-temporary decline in fair value of a security occurs, an impairment charge would be recorded. The Company considers various factors in determining whether to recognize an impairment charge, including the length of time and the extent to which the fair value has been below the cost basis, the current financial condition of the investee and the Company’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value. As of December 31, 2007, the Company did not record any impairment charges on its available for sale marketable securities.

b.	Trade receivables:

	December 31
	2006	2007
	In thousands

Open accounts	$1,581	$49

The allowance for doubtful accounts balance of $79,000 at January 1, 2005 was reduced to zero due to the write off of bad debts. The allowance for doubtful accounts at December 31, 2005, 2006 and 2007 was zero.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

		December 31
		2006	2007
		In thousands

c.	Other current assets:
	Government of Israel	$1,544	$817
	Prepaid expenses	503	721
	Sundry	30	94

		$2,077	$1,632

d.	Inventories:
	Raw materials	$999	$746
	Finished goods	2,465	601

		$3,464	$1,347

In the years ended December 31, 2007 and 2006, the Company wrote-off inventory in the amount of $960,000 and $940,000 respectively due to technological obsolescence.

e.	Bank deposits

At December 31, 2006, the Company had a bank deposit in the amount of $1.5 million classified as other long-term investments. At December 31, 2007 this deposit is classified as a short-term investment since its maturity will occur in 2008. The deposit is denominated in dollars and bears annual interest at a rate of 5.1%.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

f.	Accrued expenses and other payables:

	December 31
	2006	2007
	In thousands

Accrued expenses in respect of deferred income, see g. below	$544	$332
Employees and employee institutions	1,747	2,092
Provision for vacation pay	982	1,212
Provision for warranty *	3,546	1,473
Accrued royalties	1,603	1,398
Accrued interest	-,-	439
Executives, see note 5c	471	51
Sundry	1,241	1,243

	$10,134	$8,240

	Year ended December 31
	2005	2006	2007
	In thousands

* The changes in the balance during the year:
Balance at beginning of year	$556	$2,768	$3,546
Payments made under the warranty	(640)	(291)	(396)
Product warranties issued for new sales	3,039	1,909	297
Changes in accrual in respect of pre-existing warranties	(187)	(840)	(1,974)

Balance at end of year	$2,768	$3,546	$1,473

g.	Deferred income:

	December 31
	2006		2007
	In thousands

Revenues to be recognized in future periods		$5,913		$2,286
Applicable product costs		(2,060)		(793)
Applicable PCS, warranty and other costs		(657)		(448)

	* $	3,196	* $	1,045

	Year ended December 31
	2005	2006	2007
	In thousands

* The changes in the balance during the year:
Balance at beginning of year	$35,662	$28,736	$3,196
Recognized during the year	(24,115)	(30,375)	(3,138)
Deferred income relating to new sales	17,189	4,835	987

Balance at end of year	$28,736	$3,196	$1,045

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

Following is a summary of revenues by geographic area. The Company sells its products mainly to telecommunications carriers. Revenues are attributed to geographic areas based on the location of the end users as follows:

	Year ended December 31
	2005	2006	2007
	In thousands

Japan	$101,247	$62,445	$9,906
Other countries	-,-	1,203	-,-

	$101,247	$63,648	$9,906

Most of the Company’s property and equipment is located in Israel.

2)	Revenues from principal customers – revenues from a single customer that exceeds 10% of total revenues in the relevant year:

	Year ended December 31
	2005	2006	2007
	In thousands

Customer A	$101,060	$61,838	$9,838

i.	Cost of revenues:

	Year ended December 31
	2005	2006	2007
	In thousands

Materials consumed, subcontractors
and other production expenses	$37,497	$25,634	$2,084
Payroll and related expenses	2,161	1,572	1,421
Depreciation	1,283	1,148	592
Decrease (increase) in inventories of
finished products	4,061	(1,552)	1,845
Other (in 2007 mainly decrease in warranty
provision)	6,870	3,417	(1,116)

	$51,872	$30,219	$4,826

The Company currently procures a number of major components of its products from single source suppliers.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

j.	Research and development expenses – net:

		Year ended December 31
		2005	2006	2007
		In thousands

	Total expenses	$16,320	$17,418	$22,612
	Less - grants and participations, see note 5a	173	1,864	2,454

		$16,147	$15,554	$20,158

k.	Financial income - net:

	Income:
	Interest on bank deposits	$511	$309	$981
	Gain and interest on marketable securities	3,022	3,847	4,441
	Other (including currency transaction gains)	7	397	-,-

		$3,540	$4,553	$5,422

	Expenses:
	Interest in respect of convertible subordinated notes
	and bank loans	$219	$37	$2,229
	Amortization of convertible subordinated
	notes issuance costs and discount	-,-	-,-	912
	Loss from the sale of marketable securities	-,-	1,075	-,-
	Other (mainly currency transaction
	losses and bank charges)	685	95	109

		904	1,207	3,250

		$2,636	$3,346	$2,172

l.	Litigation settlement income and other income

i)	Other income

During 2005, the Company sold an investment in another company in a venture stage, for a consideration of $4.4 million. The investment was previously recorded at cost in the amount of $1.9 million.

ii)	Litigation settlement income

During 2007, the Company won a claim against a supplier of semiconductor chips that was acquired by Conexant Systems Inc. The claim was filed with the International Centre for Dispute Resolution (the international division of the American Arbitration Association) (“ICDR”). The claim was for damages Orckit incurred in the period from 2001 through 2003 in regard to semiconductor chips that were used in Orckit’s legacy DSL products.

The final amount of indemnification was resolved in a settlement agreement which granted Orckit a payment of $14.2 million plus attorney fees.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

m.	Transactions with related parties:

1.	Commencing July 1, 2003, the Company provides Tikcro, a related party, with certain administrative services. The amount paid by Tikcro for such services in the years ended December 31, 2007 and 2006 was $48,000 (In the year ended December 31, 2005 – $72,000)

2.	Regarding transactions with the Executives, see notes 5c and 6c.

n.	Earnings (loss) per share:

	Year ended December 31
	2005	2006	2007
	In thousands

Numerator - Basic
Net income (loss)	$22,226	$5,204	$(12,097)

Denominator - Basic
Weighted average ordinary shares outstanding
(net of treasury shares)	13,984	15,419	15,911

Basic net income (loss) per share	$1.59	$0.34	$(0.76)

Numerator - Diluted
Net income (loss)	$22,226	$5,204	$(12,097)
Minority share in subsidiary's net income -
assuming exercise of Corrigent's options	(1,017)	-,-	-,-

	$21,209	$5,204	$(12,097)

Denominator - Diluted
Weighted average ordinary shares outstanding	13,984	15,419	15,911
Dilutive potential of ordinary shares
equivalents - options	2,361	1,187	-,-

	16,345	16,606	15,911

Diluted net income (loss) per share	$1.30	$0.31	$(0.76)

As of December 31, 2005, 2006 and 2007 options in the total amount of 1,270,000, 1,932,077 and 5,169,234, respectively, were not taken into account, because of their anti dilutive effect or because performance based options did not have goals which were probable to be met.

As of December 31, 2007, 2,038,000 shares which could result from the conversion of convertible subordinated notes were not taken into account because of their anti-dilutive effect.