Form 20-F
period 2008-12-31
ORCKIT COMMUNICATIONS LTD
filed 2009-06-23
CIK 1021620

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20–F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report........................

For the transition period from_____________to_________________

Commission file number 0-28724

ORCKIT COMMUNICATIONS LTD.

(Exact name of Registrant as specified in its charter and translation of Registrant's name into English)

ISRAEL

(Jurisdiction of incorporation or organization)

126 Yigal Allon Street, Tel Aviv 67443, Israel

(Address of principal executive offices)

Uri Shalom, CFO, +972-3-6962121, info@orckit.com, 126 Yigal Allon Street, Tel Aviv 67443, Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

        As of December 31, 2008, the Registrant had outstanding 16,403,497 Ordinary Shares, no par value.

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

☒ Yes     ☐ No

        Indicate by check mark whether registrant has submitted electronically and posted omits corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes     ☐ No

        Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐     Accelerated filer ☒     Non-accelerated filer ☐

        Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒	U.S. GAAP

☐	International Financial Reporting Standards as issued by the International Accounting Standards Board

☐	Other

        If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17 ☐ Item 18 ☐

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

        The following selected consolidated financial data as of December 31, 2007 and 2008 and for each of the years ended December 31, 2006, 2007 and 2008 are derived from our audited consolidated financial statements incorporated by reference into this Annual Report, which have been prepared in accordance with generally accepted accounting principles in the United States. The selected consolidated financial data as of December 31, 2004, 2005 and 2006 and for each of the years ended December 31, 2004 and 2005 are derived from our audited consolidated financial statements not included in the audited financial statements incorporated by reference into this Annual Report. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this Annual Report.

	Year Ended December 31,
	2004	2005	2006	2007	2008
	(in thousands, except per share data)

Statement of Operations Data:
Revenues	$11,276	$101,247	$63,648	$9,906	$17,256
Cost of revenues	5,901	51,872	30,219	4,826	9,606

Gross profit	5,375	49,375	33,429	5,080	7,650
Research and development expenses	17,725	16,320	17,418	22,612	24,925
Less grants	2,682	173	1,864	2,454	2,066
Research and development expenses, net	15,043	16,147	15,554	20,158	22,859
Selling, general and
administrative expenses	11,993	16,086	16,017	16,902	19,164
Operating income (loss)	(21,661)	17,142	1,858	(31,980)	(34,373)
Financial income, net	1,529	2,636	3,346	5,652	2,086
Other income	-	2,448	-	14,231	-

Net income (loss)	$(20,132)	$22,226	$5,204	(12,097)	(32,287)

Net income (loss) per share
- basic	$(1.54)	$1.59	$0.34	$(0.76)	$(1.97)
Net income (loss) per share
- diluted	$(1.54)	$1.30	$0.31	$(0.76)	$(1.97)
Weighted average number of
ordinary shares
outstanding-basic	13,074	13,984	15,419	15,911	16,386
Weighted average number of
ordinary shares
outstanding-diluted	13,074	16,345	16,606	15,911	16,386

	As of December 31,
	2004	2005	2006	2007	2008
	(in thousands)

Balance Sheet Data:
Cash, cash equivalents, bank deposits,
marketable securities and long-term
investments	$77,221	$117,760	$85,572	$101,233	$66,821
Working capital (1)	16,488	(6,260)	34,896	57,676	41,723
Total assets	148,526	129,946	99,357	111,014	82,189
Convertible subordinated notes	-	-	-	25,476	25,731
Share capital and additional paid-in
capital (2)	319,795	326,371	328,964	332,377	336,048
Shareholders' equity	$40,264	$69,066	$76,863	$67,408	$36,761

(1)	Total current assets net of total current liabilities

(2)	Net of treasury shares

B.	CAPITALIZATION AND INDEBTEDNESS

        Not applicable

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

        Not applicable

D.	RISK FACTORS

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

        In 2004, we incurred significant research and development expenses addressing the development of the metro CM-100 product, a new telecom equipment product addressing high transmission of data for the metropolitan area. We began to recognize revenues from sales of CM-100 products in 2004. We were able to generate both operating income and net income for the first time in 2005, as well as in 2006, although at much lower levels than in 2005. In 2007 and 2008, we incurred operating losses of approximately $32 million in 2007 and $34 million in 2008 due to a significant decrease in revenues from our only material customer at that time. We also recognized significant net losses in each of those years. We reported an operating loss of $6.0 million and a net loss of $4.1 million in the first quarter of 2009 and it is likely that we will recognize both an operating and a net loss for the full 2009 year. We cannot be sure that we will be able to return to profitability.

Recent and future economic conditions, including turmoil in the financial and credit markets, may adversely affect our business.

        The current economic and credit crisis is having a significant negative impact on business around the world. The impact of this crisis on the technology industry and our major customers has been quite severe. Conditions may continue to be depressed or may be subject to further deterioration which could lead to a further reduction in consumer and customer spending overall, which could have an adverse impact on sales of our products. A disruption in the ability of our significant customers to access liquidity could cause serious disruptions or an overall deterioration of their businesses which could lead to a significant reduction in their orders of our products and the inability or failure on their part to meet their payment obligations to us, any of which could have a material adverse effect on our results of operations and liquidity. In addition, any disruption in the ability of customers to access liquidity could lead customers to request longer payment terms from us or long-term financing of their purchases from us. If we are unable to grant extended payment terms when requested by customers, our sales could decrease. Granting extended payment terms or a significant adverse change in a customer’s financial and/or credit position would have an immediate negative effect on our cash balance, and could require us to assume greater credit risk relating to that customer’s receivables or could limit our ability to collect receivables related to purchases by that customer. As a result, our reserves for doubtful accounts and write-offs of accounts receivable may increase.

Our revenues from 2004 through 2007 were dependent on sales of one product line to one telecom carrier in Japan which remained a significant customer in 2008. The significant decrease in revenues from this customer materially adversely affected our results of operations in 2006, 2007 and 2008. In 2008, approximately 44% of our revenues were from another customer in Germany. The loss of either of these customers, or a decrease in purchases by either of them, could have a material adverse effect on our results of operations. We expect to depend on sales of this product line to a limited number of customers for the substantial majority of our revenues in 2009.

        Almost all of our revenues from 2004 through 2008 were the result of the sales of our metro products, the CM-100. Approximately 97.2% of our revenues in 2006, 99.3% of our revenues in 2007 and 45.5% of our revenues in 2008 were derived from sales of these metro products to KDDI, a Japanese telecom carrier. We do not know for how long a period of time KDDI will continue to purchase products from us, nor do we have any control or influence over the purchasing decisions of KDDI, including the quantities and timing of the deployment of the CM-100 product line in its network. KDDI purchased the CM-100 for initial coverage deployment in its metropolitan area network. It began significant deployment in late 2004, continuing through 2005. KDDI’s deployments of the CM-100 decreased in 2006 through 2008. We do not expect significant deployments by KDDI in 2009. In 2007, we introduced the CM-4000, a metro product with additional features and capabilities. We do not know if KDDI will choose to purchase our new CM-4000 product line.

        In 2008, our CM-100 and CM-4000 product lines were selected by Media Broadcast GmbH as a network infrastructure building block for network solutions deployed by Deutsche Telekom’s wholesale business unit, and leased to a leading cable operator in Germany. Media Broadcast, which was a subsidiary of Deutsche Telekom, began purchasing and deploying our products in 2008, becoming our second largest customer. Approximately 44.1% of our revenues in 2008 were derived from sales of metro products to Media Broadcast. There can be no assurance that the cable operator in Germany will continue to outsource the expansion of its network through Deutsche Telekom’s wholesale business unit. Deutsche Telekom sold Media Broadcast to Telediffusion de France in 2008. As a result, even if the cable operator outsources the expansion of its network through Deutsche Telekom’s wholesale business unit, there is no assurance that Deutsche Telekom will purchase products from Media Broadcast.

        We expect to depend on sales of our CM product line to a limited number of customers, including KDDI and Media Broadcast, for the substantial majority of our revenues in 2009. Demand for the CM product from our customers will likely be derived from growth in the number of subscribers for services offered by them, both for wireline and wireless subscribers. There can be no assurance that our customers will be successful in offering new services or securing additional subscribers. Sales to our customers are dependent on their success in offering new services and securing additional subscribers. Even if successful, there is no assurance that our customers, including KDDI and Media Broadcast, will continue to purchase our products or that they will not choose another vendor. Our revenues from KDDI were significantly reduced through 2008. This materially adversely affected our results of operations. The loss of either KDDI or Media Broadcast as a customer, or a significant decrease in revenues from either of them, would have a material adverse effect on our results of operations.

We need to make sales to additional customers and to develop additional products in order to become profitable.

        We will need to make sales to additional customers and to develop additional products in order to become profitable for any period of time. Since 2004, almost all of our revenues have been derived from our CM-100 product line. In 2008, we added a second product line, the CM-4000, which has only recently started to be commercially deployed in small quantities. We cannot be sure that we will be able to make significant sales of this product. While our products were selected by additional new customers, there is no specific obligation on any customer to purchase products from us. Thus, we cannot be sure of the amount of our products that will be purchased as a result of these selections, or the period of time over which our products may be purchased by any customers.

        In late 2008, we reduced the number of our research and development personnel by approximately 40%. This reduction will limit our ability to develop new products and support new product requirements from existing and new customers.

        In late 2008, we reduced the number of our research and development personnel by approximately 40%. We expect to selectively slow down development of new capabilities for our CM-4000 platform, as well as for our CM-100 product line. We also expect to continue to focus on addressing requirements of our existing customers. We expect that this reduction in our research and development department could adversely impact our ability to secure new customers.

We require a significant amount of cash to fund our operating activities.

        We used cash in the amount of $31.1 million in 2006, $15.7 million in 2007 and $33.4 million in 2008 in our operating activities. Our use of cash in 2007 was lower than in 2006 and 2008 primarily because we received approximately $14.2 million in cash in 2007 in connection with the settlement of a commercial dispute related to our legacy operations. In 2009, we expect to continue to use a significant amount of cash in our operating activities. If we are not able to generate cash from our operations in future periods, we may need to obtain additional financing. We might not be able to secure additional funding, which could result in a further need to significantly reduce our expenditures for research and development and for sales and marketing

We may need additional financing to operate or grow our business.

        We may need to raise additional capital to operate our business or continue our longer term expansion plans. The substantial cash required to fund our operating activities could impede our ability to fund our operations and to invest in our business. To the extent that we cannot fund our activities through our existing cash resources and any cash we may generate from operations, we may need to raise equity or debt funds through additional public or private financing or through arrangements with strategic partners in order to grow our business. We may not be able to obtain additional financing on acceptable terms or at all. This could inhibit our ability to operate or grow our business or cause us to reduce our expenditures for research and development and for sales and marketing, which could adversely affect our results of operations and our ability to grow.

We depend on third party distributors, mainly in Japan and Germany, for the sale of our products. If these distributors do not succeed in selling our products, or if we are not able to maintain our relationship with them, our results of operations will suffer.

        Our sales of products to KDDI are made through OKI Electric Industry Co., Ltd. and our sales in Germany are made through Media Broadcast GmbH. We are dependent on the marketing and sales efforts of our distributors to convince customers or end-users to purchase our products and to provide local support services. If a distributor terminates or adversely changes its relationship with us, we may be unsuccessful in replacing it. The loss of a distributor could impair our ability to sell our products and materially adversely affect our results of operations.

The purchasing patterns in the markets we address will likely result in our revenues being highly volatile.

        Sales of our product lines are dependent on the capital equipment expenditure budgets of telecom carriers for metro network equipment. The purchasing patterns of telecom carriers for this type of expansion project are subject to high volatility. Uncertainty with respect to consumer spending as a result of weak economic conditions could cause our customers to delay the placing of orders and slow the pace of reorders. We have experienced a concentrated and inconsistent pattern of purchasing by KDDI in Japan. We have limited experience with respect to the purchasing patterns of Media Broadcast. While product selections and subsequent deliveries may last several years, the purchasing pattern during the deployment period is highly uncertain and, accordingly, our revenues are likely to be subject to high volatility.

Substantially all of our sales are currently in Japan and Germany. We have limited experience in selling and servicing metro products in these countries. This lack of experience could materially adversely impact our results of operations.

        Substantially all of our sales through 2007 were in Japan, a country in which prior to 2004 we had no sales experience. In 2008, we began to make sales of our metro products in Germany. Telecom equipment sales in both countries are subject to high quality and strict delivery requirements. We have limited experience in making sales of metro products into these markets and could face business requirements for quality, delivery, service and support that we may not meet. Failure to meet these requirements could have a material adverse effect on our results of operations.

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

        The global economic deterioration and economic uncertainty that began in 2008 is expected to result in a curtailment of capital investment by telecommunications carriers and service providers. Our results of operations could be materially affected by the current global economic environment. Consolidation of telecommunication carriers in the United States has led carriers to purchase from fewer telecommunication equipment vendors. We are currently experiencing a slow capital investment environment in Asia, the United States and Europe, which is likely to have a negative effect on the demand for new technologies and new types of equipment. This could significantly limit our ability to sell our products. A continued industry downturn could increase our inventories, decrease our revenues, result in additional pressure on the price of our products and prolong the time until we are paid, each of which could have a material adverse effect on our results of operations.

We plan to continue to invest substantial capital and other resources in the development and commercial launch of new telecom equipment.

        We intend to make substantial expenses in the development of telecom solutions capable of supporting high bandwidth services in telecommunications networks located in metropolitan areas. Most of our research and development and other operating expenses in 2007 and 2008 were related to our CM-4000 products and we expect the CM-4000 to continue to constitute a significant part of our efforts in 2009 as well. In addition, we expect to allocate certain resources to address video solutions. Our expenditures with respect to the development of new telecommunications equipment could reduce our cash balances.

Our future growth will depend upon the acceptance of the technologies developed by us and the development of markets for our products.

         The markets for our products are dependent on carrier Ethernet, resilient packet ring, or RPR, multi protocol label switching, or MPLS, pseudo wire emulation, or PWE, and a range of other emerging technologies. These technologies address migration of synchronous transmission protocols to a metropolitan area Ethernet network that is not limited to synchronous transmission protocols and operates at 10 giga-bits per second and higher rates. We believe that these technologies will support the upgrade of existing metro networks on a cost efficient basis in order to provide IP transmission addressing high numbers of subscribers and multiple services at significantly higher transmission speeds than are currently available. The markets for our products are also dependent on the need to support legacy services and new data services over a single, unified metro network.

        The market for products based on carrier Ethernet, RPR, MPLS and PWE technologies in the metropolitan area may not fully develop, whether as a result of competition, adoption of alternative technologies or changes in technologies. Ethernet over fiber in the metro area, an alternative technology, has gained market share. In addition, changes in technology, such as reconfigurable Optical add-drop multiplexing, or ROADM, technology, has developed as an alternative technology which was recently selected as a prime network architecture for the metro network by major telecom carriers. Our future success depends on the acceptance of our products and technologies and the purchase of high-transmission services by the customers of telecommunications companies. We have no control over the development of these target markets. Even if our technologies are accepted, relationships with providers of telecommunications services must be developed in order to be successful. Furthermore, competing technologies in the targeted areas may be utilized in the majority of these target markets. This would leave us with a small market to address.

We may not be able to keep pace with emerging industry standards for products we are developing. This could make these products more costly or unacceptable to potential customers.

        Industry-wide standards for RPR, MPLS, PWE, as well as various aspects of the standards applicable to Ethernet, continue to be enhanced. We design our products to support these standards and evaluate new requirements as they are proposed by industry working groups. The adoption of standards different from those currently used by us could result in us having to incur additional time and expense in order for our products to comply with these standards. Standards may be adopted by various industry groups or may be proprietary and nonetheless accepted broadly in the industry. The failure to support evolving standards could limit acceptance of our products. Since these products will be integrated into networks consisting of elements manufactured by various companies, they must support a number of current and future industry standards and practices. It may take us a significant amount of time to develop and design products incorporating these new standards. We may also have to pay licensing fees to the developers of the technologies that constitute newly adopted standards. This would increase our expenses and could adversely affect our results of operations.

        Customers and potential customers may want their metropolitan area networks to be able to support the emerging MPLS Transport Profile, or MPLS-TP, standard. Currently we do not support this standard. This could limit the acceptance of our products by major carriers. If our two largest customers, KDDI and Media Broadcast, decide to implement MPLS-TP, our sales to these customers could be adversely affected.

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

        The following factors, among others, affect the length of the approval process:

—	the time required for telecommunication companies to determine and publish specifications;

—	the complexity of the products involved;

—	the technological priorities and budgets of telecommunication companies; and

—	the regulatory requirements applicable to telephone companies.

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

         Telecommunications companies typically require prompt delivery of products. Sales are typically shipped within a period of up to three months from the date we receive a purchase order. As a result, we may be required to maintain or have available sufficient inventory levels or make advance long lead-time component orders to satisfy anticipated demand on a timely basis. Rapid technological change, evolving industry standards or shifts in demand can also result in shorter life cycles for our inventory. The introduction of the CM-4000 product may result in reduction in the demand for CM-100 and faster obsolescence of related inventory. This increases the risk of decreases in selling prices, inventory obsolescence and associated write-offs, all of which could adversely affect our results of operations.

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

        The competitors in our markets are numerous and we expect competition to increase in the future. The principal competitors for our products include Alcatel-Lucent, Ciena, Cisco Systems, Inc., ECI Telecom Ltd., Ericsson, Fujitsu, Huwaei, NEC, Nokia-Siemens Networks, Tellabs and UTStarcom.

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

Because a limited number of subcontractors manufacture and assemble our products and because we currently use one subcontractor to source components and provide other services, our business could suffer if we cannot retain or replace them.

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

         We currently use one subcontractor for component sourcing, inventory warehousing, board assembly, testing and shipment. As a result, we are highly dependent on this major subcontractor. We have recently switched to a new subcontractor and do not have significant experience dealing with this subcontractor. If we do not have a successful relationship with this subcontractor and need to switch to another subcontractor, we may not be able to timely satisfy our contractual obligations.

        In order to have an adequate supply of components with a long lead-time for delivery, we may order significant quantities of components in advance of receiving a purchase order from a customer. A shortage in the supply of key semiconductor and other components could affect our ability to manufacture and deliver our products and result in lower revenues. We may be unable to find alternative sources in a timely manner, if at all, if our major subcontractor were unwilling or unable to provide us with key components.

        In addition, supply from single source suppliers limits our ability to purchase components at competitive prices and could require us to maintain higher inventory levels. This could increase our need for working capital and could increase the risk of an inventory write-off. In addition, unless we can significantly increase our sales above 2008 levels, we may be charged higher per unit prices for the manufacturing services we purchase. In addition, we may also be charged higher per unit prices for certain components whose costs are unit sensitive. This would adversely affect our gross profit margins and results of operations. If we cannot obtain sufficient manufacturing services or key components as required, or develop alternative sources if and as required in the future, product shipments may be delayed or reduced. This could adversely affect our end-user relationships, business and results of operations.

We are subject to regulations that will require us to use components based on environmentally friendly materials. Compliance with these regulations will increase our costs and adversely affect our results of operations.

        We are subject to telecommunications industry regulations requiring the use of environmentally-friendly materials in telecommunications equipment. For example, pursuant to a European Union directive, known as the “RoHs5 regulations”, telecom equipment suppliers were required to stop using specified materials that are not “environmentally friendly” by July 1, 2006. We are compliant with RoHs5 regulations. In addition, telecom equipment suppliers are required under this directive to eliminate the lead solders from their products by 2010 (the “RoHs6 regulations”). We will be dependent on our suppliers for components and sub-system modules, such as semiconductors and printed circuit boards, to comply with these requirements. We have not yet fully complied with this directive. We will attempt to comply with the RoHs6 regulations by the end of 2009. If we are not compliant with the RoHs6 regulations on time, it may harm our ability to sell our products in Europe and in any other countries that may adopt this directive.

        Compliance with these regulations, especially with respect to the requirement that products be lead free, requires us to undertake significant expense with respect to the re-design of our products. This could also result in part or our entire inventory becoming obsolete. We may also be required to pay higher prices for components that comply with these regulations. In addition, the transition to compliance with the RoHs6 regulations could reduce our production yield and decrease our gross margin. We may not be able to pass these higher component costs and the cost of the decrease in production yield on to our customers. We cannot at this point estimate the expense that will be required to redesign our products in order to include “environmentally friendly” components. We cannot be sure that we will be able to timely comply with these regulations, that we will be able to comply on a cost effective basis or that a sufficient supply of compliant components will be available to us. Compliance with these regulations could increase our product design costs.

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

        Any significant product returns or claims under our warranty or post-contract hardware and software support services, or PCS, could have a material adverse effect on our business and results of operations. We offer complex products that have in the past and may in the future contain errors, defects or failures when introduced or as new versions are released. If we deliver products with defects, errors or bugs or if we undergo a product recall as a result of errors or failures, market acceptance of our products could be lost or delayed and we could be the subject of substantial negative publicity. This could have a material adverse effect on our business and results of operations. We commenced commercial sales of our metro product in 2004. While to date we have not incurred warranty expenses that exceeded our estimates, we could incur a higher level of warranty expense claims at any time compared to our prior experience. We have agreed to indemnify our customers in some circumstances against liability from defects in the products sold by us and expect to continue to provide a similar indemnity in connection with future sales. In some cases, our indemnity also covers indirect damages. Product liability claims could seriously harm our business, financial condition and results of operations.

As a result of our issuance of convertible notes in March 2007, we have a significant amount of debt denominated in NIS and linked to the Israeli CPI and may have insufficient cash flow to satisfy our debt service obligations. In addition, the amount of our debt could impede our operations and flexibility.

        In March 2007, we issued convertible notes in the aggregate principal amount of approximately $25.8 million (based on the U.S. Dollar/New Israeli Shekel (“NIS”) exchange rate at that time). The convertible notes are denominated in NIS, bear interest at the rate of 6% and are linked to the Israeli CPI. The convertible notes are due in March 2017, and are subject to the right of the holders to request early repayment in March 2012. As of December 31, 2008, the indexed principal amount outstanding under the convertible notes was approximately $30.4 million (based on the U.S. Dollar/New Israeli Shekel exchange rate at December 31, 2008). As of May 31, 2009, we had used $3.0 million to repurchase convertible notes and the indexed principal amount of convertible notes outstanding was $22.2 million (based on the U.S. Dollar/New Israeli Shekel exchange rate at May 31, 2009). We may be unable to repay these notes when due.

        The notes are convertible at the election of the holders into our ordinary shares at the initial conversion price of NIS 52.50 (approximately $13.80, based on U.S. Dollar/NIS exchange rate at December 31, 2008) per share if the conversion occurs by March 10, 2010 and at the initial conversion price of NIS 63.00 (approximately $16.57, based on U.S. Dollar/NIS exchange rate at December 31, 2008) per share if the conversion occurs thereafter, in each case subject to adjustment for customary events.

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

        We sell our CM-100 products internationally, mainly in Japan and Germany, and we are marketing our products primarily in Asia, the United States and Europe. Expansion of our international business requires significant management attention and financial resources. Our international sales and operations are subject to numerous risks inherent in international business activities, including:

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

        We have experienced both growth and consolidation in our operations from sales of our metro products. In November 2008, in order to decrease our expenses, we substantially decreased our employee head count. Future growth or consolidation may place a significant strain on our managerial, operational and financial resources. We cannot be sure that we have made adequate allowances for the costs and risks associated with possible expansion and consolidation of our business, or that our systems, procedures and managerial controls will be adequate to support our operations. Any delay in implementing, or transitioning to, new or enhanced systems, procedures or controls may adversely affect our ability to manage our product inventory and record and report financial and management information on a timely and accurate basis. We believe that significant growth may require us to hire additional engineering, technical support, sales, administrative and operational personnel. Competition for qualified personnel can be intense in the areas where we operate. The process of locating, training and successfully integrating qualified personnel into our operations can be lengthy and expensive. If we are unable to successfully manage our expansion, we may not succeed in expanding our business, our expenses may increase and our results of operations may be adversely affected.

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

        We operate in a number of territories and, typically our prices are determined in local currencies of the countries in which we operate. We hold adequate cash deposits in the main currencies we operate with, that is, in the U.S. dollar, Japanese Yen (“Yen”), NIS and Euro. In 2009, we expect that a majority of our revenues will be derived from the Yen and Euro, and that a major part of our expenses will be denominated in U.S. dollars and in NIS. In particular, we are obligated to pay interest on, and to repay the principal of, our convertible notes in NIS. We currently do not use hedge instruments. We are likely to face risks from fluctuations in the value of the Yen, NIS and the Euro compared to the U.S. dollar, our functional currency in our financial statements. In 2007 and 2008, the value of the U.S. dollar decreased against the Yen, and since our prices were determined in Yen, based on currency exchange rates that prevailed in prior years, this caused us to recognize higher dollar revenues and gross profit in our financial statements in both years. In 2008, the value of the U.S. dollar increased against the Euro, which caused us to recognize lower dollar revenues and gross profit in our financial statements for Euro linked prices. An increase in the value of the U.S. dollar against the Yen and Euro in 2009 would cause a decrease in our revenues and gross profit derived from sales denominated in Yen or Euro. In 2007 and 2008, the value of the U.S. dollar decreased against the NIS which caused us to recognize higher dollar expenses (mainly salary expenses). A further decrease in the value of the U.S. dollar against the NIS would cause a further increase in our expenses.

We are subject to risks from our financial investments.

        We invest the majority of our cash on hand in a variety of financial instruments, including different types of corporate and government bonds from different countries, and other financial instruments. Some of these bonds and instruments are rated below investment grade or are not rated. In 2008, based on our evaluation of certain obligors to pay their debts, we recognized an impairment charge with respect to the value of certain bonds we hold. Also, the market value of part of our investments is significantly lower than the book value. If the obligors of any of the bonds or instruments we hold default or undergo a reorganization in bankruptcy, we may lose all or a portion of our investment in any such investment. This will harm our financial condition.  For information on the types of our investments as of December 31, 2008, see “Item 11 – Quantitative and Qualitative Disclosures About Market Risk-Interest Rate Risk Management.”

We are subject to taxation in several countries.

        Because we operate in several countries, mainly in Israel, Japan, the U.S., Germany and Korea, we are subject to taxation in multiple jurisdictions. We are required to report to and are subject to local tax authorities in Israel, the U.S. and Japan. In addition, our income that is derived from sales to customers in one country might also be subject to taxation in other countries. We cannot be sure of the amount of tax we may become obligated to pay in Israel, the U.S., Japan, Germany or Korea. The tax authorities in the countries in which we operate may not agree with our tax position. Our tax benefits from carry forward losses and other tax planning benefits such as Israeli approved enterprise programs, may prove to be insufficient due to Israeli tax limitations, or may prove to be insufficient to offset tax liabilities from foreign tax authorities. Foreign tax authorities may also use our gross profit or our revenues in each territory as the basis for determining our income tax, and our operating expenses might not be considered for related tax calculations. This could adversely affect our results of operations.

Risks relating to our operations in Israel

Potential political, economic or military instability in Israel may adversely affect our results of operations.

         Our principal offices and many of our subcontractors and suppliers are located in Israel. Accordingly, political, economic and military conditions in Israel affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been a marked increase in hostilities between Israel and the Palestinians, and in January 2006, Hamas, an Islamist movement responsible for many attacks against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority. Further, in the summer of 2006, Israel engaged in a war with Hezbollah, a Lebanon-based Islamist Shiite militia group, which involved thousands of missile strikes and disrupted most day-to-day civilian activity in northern Israel. In June 2007, there was an escalation of violence in the Gaza Strip, resulting in Hamas effectively controlling the Gaza Strip. Since June 2007, thousands of missiles have been fired from Gaza at population centers in southern Israel, leading to an armed conflict between Israel and the Hamas in January 2009. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Ongoing violence between Israel and the Palestinians, as well as tension between Israel and terror organizations and other countries in the Middle East, may have a material adverse effect on our business, financial condition and results of operations.

        The future of relations between Israel and the Palestinian Authority is uncertain. Terror attacks, armed conflicts or political instability in the region could negatively affect local business conditions and harm our results of operations. We cannot predict the effect on us of the increase in the degree of violence by Palestinians against Israel or the effect of military action elsewhere in the Middle East. Furthermore, several countries restrict doing business with Israel and Israeli companies, and additional companies may restrict doing business with Israel and Israeli companies as a result of the increase in hostilities. This may also seriously harm our operating results, financial condition and the ability to expand our business.

Our results of operations may be negatively affected by the obligation of our personnel to perform military service.

        Most of our male employees in Israel are obligated to perform military reserve duty from time to time. In addition, in the event of a military conflict or other attack on Israel, including the ongoing conflict with the Palestinians, these persons could be required to serve in the military for extended periods of time and on very short notice. The absence of a number of our officers and employees for significant periods could disrupt our operations and harm our business.

Our results of operations may be adversely affected by inflation rates in Israel.

        We could be exposed to risk if the rate of inflation in Israel exceeds the rate of devaluation of the NIS in relation to the Yen, U.S. dollar and other currencies of other foreign countries in which we operate, or if the timing of such devaluation lags behind inflation in Israel. In that event, the cost in U.S. dollars of our operations in Israel would increase and our U.S. dollar-measured results of operations would be adversely affected. For example, in 2007, the value of the U.S. dollar decreased in relation to the NIS by 9.0%, while inflation increased by 3.4%. As a result, our salary expenses, which are primarily linked to the NIS, increased in U.S. dollar terms. In 2008, the value of the U.S. dollar decreased in relation to the NIS by 1.1%, after materially fluctuating during the year, while inflation increased by 3.8%. As a result, our salary expenses, which are primarily linked to the NIS, increased in U.S. dollar terms. Our issuance in March 2007 of approximately $25.8 million aggregate principal amount of convertible notes, which are denominated in NIS, has made us more sensitive to increases in the value of the NIS relative to the U.S. dollar. In 2007 and 2008, the value of the U.S. dollar decreased in relation to the NIS, and the Israeli CPI increased, which caused us to record significant financial expenses. Subject to such differences as of the end of each reporting period, we may record higher or lower expenses in our financial statements.

We benefit from government grant programs that have been reduced and may be unavailable to us in the future. Our participation in these programs restricts our ability to freely transfer manufacturing rights and technology out of Israel.

        Since our inception, we have relied on Israeli government grants for the financing of a significant portion of our product development expenditures. Due to a continuing reduction of the budget of Israel’s Office of the Chief Scientist of the Ministry of Industry, Trade and Labor, the amount of grants we receive in the future might be lower than in prior years, if we receive any at all. We recognized grants in the amount of $1.9 million in 2006, $2.5 million in 2007 and $2.1 million in 2008.

        Generally, according to Israeli law, any products developed with grants from the Office of the Chief Scientist are required to be manufactured in Israel, unless we obtain prior approval of a governmental committee. As a condition to obtaining this approval, we may be required to pay the Office of the Chief Scientist up to 300% of the grants we received and to repay these grants at an accelerated rate, depending on the portion of manufacturing performed outside Israel. We have obtained an approval from the Office of the Chief Scientist to manufacture part of our products outside Israel. We intend to keep sufficient manufacturing activities in Israel so that we will be subject to a repayment percentage of up to 150% of the grants we received. In addition, we are prohibited from transferring to third parties the technology developed with these grants without the prior approval of a governmental committee. See “Item 5B – Operating and Financial Review and Prospects – Liquidity and Capital Resources – Government and Other Grants” for additional information about these programs of the Office of the Chief Scientist.

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

         For more information about Approved Enterprises, see “Item 5B - Liquidity and Capital Resources – Effective Corporate Tax Rates in Israel” below and Note 7a to the financial statements included in this Annual Report.

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

        Based on the composition and value of our gross assets during 2007 and 2008, it is likely that we would be deemed to have been a passive foreign investment company, or PFIC, for U.S. federal income tax purposes during each of such years. For each of 2005 and 2006, we believe that we would not be deemed to have been a PFIC, although it is likely that we would be deemed to have been a PFIC in each of 2003 and 2004. There can be no assurance that we will not be deemed a PFIC for any future tax year in which, for example, the value of our assets, as measured by the public market valuation of our ordinary shares, declines in relation to the value of our passive assets (such as cash, cash equivalents and marketable securities). If we are a PFIC for any tax year, U.S. holders of our ordinary shares during such year may be subject to increased U.S. federal income tax liabilities and reporting requirements for such year and succeeding years, even if we are no longer a PFIC in such succeeding years.

        U.S. residents should carefully read “Item 10.E – Taxation – United States Federal Income Tax Considerations” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares and the consequences of PFIC status.

We do not intend to pay cash dividends.

        We have never declared or paid any cash dividends on our ordinary shares. We currently intend to retain future earnings, if any, for funding growth. Accordingly, we do not expect to pay any cash dividends in the foreseeable future.

Two shareholders who are also our senior officers may be able to control us.

        As of December 31, 2008, Eric Paneth, our Chief Executive Officer, and Izhak Tamir, our Chairman and President, each beneficially owned an aggregate of 1,679,267 ordinary shares representing 9.9% of our outstanding ordinary shares, including 480,000 ordinary shares issuable upon the exercise of options that are currently vested, of which 60,000 options have no exercise price and 420,000 options have an exercise price of $27.14.

         Each of Mr. Paneth and Mr. Tamir is an executive officer and member of our Board of Directors. Currently, Messrs. Paneth and Tamir are not party to a shareholders' agreement. However, if Messrs. Paneth and Tamir act together, they may have the power to control the outcome of matters submitted for the vote of shareholders, including the approval of significant change in control transactions. The equity interest in Orckit of Mr. Paneth and Mr. Tamir may make certain transactions more difficult and result in delaying or preventing a change in control of us unless approved by one or both of them.

Our shareholder bonus rights plan and the super-majority voting requirements in our articles of association may delay, prevent or make more difficult a hostile acquisition of us, which could depress our share price.

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

        The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. Between January 1, 2005 and May 31, 2009, our share price has fluctuated from a low of $1.77 to a high of $31.22. The following factors may cause significant fluctuations in the market price of our ordinary shares:

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

Our quarterly results of operations, including revenues, net income and net loss, net income and net loss per share, and cash flow, have fluctuated significantly in the past, and these fluctuations are expected to continue in 2009 and beyond. Fluctuations in our results of operations may disappoint investors and result in a decline in our share price.

        We have experienced and expect to continue to experience significant fluctuations in our quarterly results of operations. In some periods, our operating results may be below public expectations or below revenue levels and operating results reached in prior quarters or in the corresponding quarters of the previous year. If this occurs, the market price of our ordinary shares could decline. The following factors have affected our quarterly results in the past and are likely to affect our quarterly results in the future:

—	size and timing of orders, including order deferrals and delayed shipments;

—	launching of new product generations;

—	length of approval processes or market testing;

—	technological changes in the telecommunications industry;

—	accuracy of telecommunication company, distributor and original equipment manufacturer forecasts of their customers' demands;

—	changes in our operating expenses;

—	the timing of approval of government research and development grants;

—	disruption in our sources of supply;

—	competitive pricing pressures;

—	funding required for our operations;

—	general economic conditions;

—	terms and conditions of supply agreements with our customers and their impact on our recognition of revenues from these agreements;

—	determination of the fair value (also known as vendor-specific objective evidence) of some of the services we provide, as well as changes in our revenue recognition practice as a result of changes in the commercial terms between us and our customers;

—	determination of the fair value of the conversion feature in our convertible notes;

—	timely payments of receivables by customers;

—	changes in payment terms between us and our suppliers which could accelerate the timing of payments by us and negatively affect our working capital and cash balances; and

—	changes in payment terms between us and our customers which could defer the timing of payments by our customers and negatively affect our working capital and cash balances.

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

        If our shareholders sell substantial amounts of our ordinary shares, including shares issued upon the exercise of outstanding options, the market price of our ordinary shares may fall. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and place that we deem appropriate.

Our ordinary shares are listed for trading in more than one market and this may result in price variations.

        Our ordinary shares are listed for trading on the Nasdaq Global Market, or Nasdaq, and on The Tel-Aviv Stock Exchange, or TASE. Trading in our ordinary shares on these markets is made in different currencies (U.S. dollars on Nasdaq and NIS on TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). Actual trading volume on the TASE is generally lower than trading volume on Nasdaq, and as such could be subject to higher volatility. The trading prices of our ordinary shares on these two markets can often differ, resulting from the factors described above, as well as differences in exchange rates. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

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

        We were originally engaged in the development of various products based on digital subscriber line technology. For several years ending in 2003, our primary business was the sale of asymmetric digital subscriber line, or ADSL, products. We incurred significant operating losses in connection with the sale of these products and we no longer sell these products. Since 2001, we have invested significant funds mainly in new telecom equipment products addressing high transmission of data for the metropolitan area. We began to recognize revenues from sales of these products in 2004.

Major Developments since January 1, 2008

        We began to expand our customer base for CM products during 2008. In February 2008, our CM-100 and CM-4000 product lines were selected by Media Broadcast GmbH as a network infrastructure building block for network solutions deployed by Deutsche Telekom’s wholesale business unit, and leased to a leading cable operator in Germany. In July 2008, we announced three additional customers. Two of these new customers are global carriers, who selected the CM-100 for metro upgrades in US and Europe, and the other carrier selected both CM-100 and CM-4000 for its metro build-out in Eastern Europe. In September 2008, we announced that Korea’s Hanaro Telecom (acquired by SK Telecom and now called SKB) selected our CM-100 for their IPTV deployment.

        We continued in 2008 to direct our resources to the development and marketing efforts related to our technology and products that address the need for solutions capable of supporting very high bandwidth services. We completed the first commercialization of the CM-4000 product lines, which consist of telecommunications equipment supporting high bandwidth services over fiber networks in telecommunications networks located in metropolitan, or metro, areas. In October 2008, we launched a new addition to the CM-4000 product line, the CM-4140, a cost optimized, low-power and small footprint MPLS-based carrier ethernet transport switch product. We believe that the CM-4140 offers a combination of price, power and footprint that we believe is favorable compared to competitive offerings.

        Substantially all of our operating expenses in 2008 were related to our efforts to develop and market the CM-100 and CM-4000 product lines. Our CM-4000 product line became commercially available in January 2008. The CM-4000 offers significantly higher bandwidth support, greater Ethernet user interface density and a wider range of services than our CM-100 product line. Substantially all of our sales in 2008 were derived from the CM100 product line.

         As a result of our continuing losses and the uncertain economic climate around the world, in November 2008, we decided to focus our sales force in 2009 on selling our smaller CM-4140 platform to smaller Tier-2 and Tier-3 carrier accounts. We believe that this strategy will mitigate the risk of selling only to large Tier-1 accounts that are characterized by longer sales cycles, and will help to leverage the competitiveness of our CM-4140 platform in opportunities that are more likely to mature in the current economic environment.

        In alignment with the change in strategy and continued uncertainty in the economic climate, we significantly decreased our employee head count, primarily in the research and development area, which is expected to reduce our operating expenses by about 20% on an annual basis.

Principal Capital Expenditures

        Our principal capital expenditures to date have been the purchase of equipment and other software tools used in our business. These purchases totaled $910,000 in 2006, $613,000 in 2007 and $984,000 in 2008. We used internal resources to finance these capital expenditures.

B.	BUSINESS OVERVIEW

General

        We develop, market and sell telecommunication transport equipment capable of supporting the growing capacity demands for high bandwidth video services, including HDTV, Internet Protocol television, or IPTV, and video on demand, or VOD, interactive television (together known also as “video services”), as well as other types of data services and voice services, whether transmitted over wireline or cellular networks, in metropolitan networks. Our target customers are telecommunications service providers active in metropolitan areas.

        Our CM-100 and CM-4000 product lines are designed to enable the provision and management of data, video and voice transport services in an efficient manner that is expected to reduce the costs of transport service providers. Supporting fiber-optic infrastructures, the CM-100 supports a wide range of interfaces for video, data and voice.

        The CM-4000 became commercially available in 2008. It provides multi-service capabilities and reliability similar to the CM-100, while offering higher bandwidth support, greater Ethernet user interface density and a wider range of services compared to the CM-100.

        Our CM-100 and CM-4000 metropolitan product lines are optical transport solutions that are designed to handle not only the growing demand for video and data services by telecommunications company customers and small to medium size businesses, but also support most traditional voice services, in compliance with the technical specifications required by existing synchronous voice transmission on optical media, or SONET or SDH. The CM-100 and CM-4000 product lines are designed to provide the benefits of both Ethernet and SONET (or SDH) protocols. The product lines are also designed to avoid integrating costly protocol-dependant routing and switching functionalities that are generally required in adapting SONET platforms to support data traffic, as well as the costs of adapting additional Ethernet platforms to handle packet-based traffic.

        We focus on the need of metropolitan area networks designed in a ring configuration that primarily addresses a transmission capacity of 10 or more Gigabits per second, or Gbps. A majority of metropolitan area rings are currently operating at a capacity of 2.5 Gbps or below because they were primarily designed to address voice traffic and, since 1998, to support high speed Internet connection services. It is expected that unicast traffic will increase in metro networks due to higher demand for video services such as Video on Demand and IPTV. This is expected to drive the need for growth in network capacity.

        The CM-100 product line was first delivered for commercial deployment in 2004. In 2004, this product was selected for commercial deployment by KDDI Corporation in Japan, a major telecom carrier in Japan. Sales in Japan are made through distributors. Sales to KDDI accounted for approximately 97.2% of our revenues in 2006, 99.3% in 2007 and 45.5% in 2008. KDDI has deployed the CM-100 product line as part of a nation-wide build up in Japan of an advanced metro network that is expected to carry “quadruple play” services which are a bundled offering of voice services, Internet access and a range of video and other media video services, all based on IP protocols.

        In February 2008, our CM-100 and CM-4000 product lines were selected by Media Broadcast GmbH as a network infrastructure building block for network solutions deployed by Deutsche Telekom’s wholesale business unit, and leased to a leading cable operator in Germany. First deployments in two regions began in 2008. Further expansion and its scope are subject to the cable operator decision.

        In July 2008, we announced that our CM-100 and CM-4000 were selected by three new customers. Two of these new customers are global carriers, who selected the CM-100 for metro upgrades in the U.S. and Europe, and the other carrier selected both CM-100 and CM-4000 for its metro build-out in Eastern Europe. Deliveries in low volume to all three customers began in 2008.

        In September 2008, our CM-100 was selected by Korea’s Hanaro Telecom (now called SKB) as their main network infrastructure building block for their premium IPTV services. Deployment of our CM-100 in Korea started in late 2008.

        In October 2008, we launched the newest addition to the CM-4000 product line. The CM-4140 is a cost-optimized, low-power and small-footprint MPLS-based carrier ethernet transport switch. It offers a full suite of carrier-class Ethernet and TDM services for aggregating residential multi-play services, business connectivity and mobile backhaul applications. We believe that it offers a combination of price, power and footprint that compares favorably to competitive solutions. The CM-4140 is designed to address the needs of Tier 2 and Tier 3 carriers, as well as complement our existing product line offerings. In 2008, we received an initial order for the CM-4140 which began shipping in late 2008.

        In 2008, we continued our sales and marketing efforts through offices in Israel, Japan, Korea and the United States.

        In 2008, we continued sales and marketing efforts in selected additional markets in Europe, India and began sales in Latin America through our headquarters in Tel Aviv, Israel. We expect our product lines to offer benefits to carriers in these markets as they are in the early phases of implementing high-bandwidth networks for TV and video services.

        We participated in a tender for communications equipment in a country located in the Asia Pacific region. We submitted the CM 4000 product line in the tender through two OEM channels. During the first quarter of 2009, the end customer selected our two OEM channels. There is no assurance our products will be purchased by the end customer. Even if our products are purchased by the end customer, we cannot determine the amount or timing of any purchases that may be made by the end customer.

Metro Transport Telecom Markets, Technology and Products

        The fiber optic networks of many telecommunications companies in the Metro Transport market located in metropolitan areas are experiencing a shift from carrying primarily voice traffic to carrying a growing mix of data, video and voice traffic. Data transmissions are based on internet protocol, or IP, and carry services such as voice over IP, or VoIP, Internet access, and various video services. Video services include broadcasting streaming video and multicasting streaming video that is either identical or can be differentiated by subscriber choice, either at standard definition capacity or at HDTV capacity. In addition, these services include transmission of all of these services over a cellular network to advanced handheld devices over third generation, or 3G and 3.5G, cellular networks. Data traffic volumes carried over these metropolitan area networks are surpassing voice traffic volumes. Data traffic is forecasted for further growth over the coming years. This increase in data relative to voice traffic is mainly a result of the rapid growth of the Internet, video services and local area networks.

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

         Telecommunication companies have typically managed their data transfer capacity needs through their existing metro transport technologies. These technologies were originally designed for transporting voice services. These traditional solutions, however, are not designed to support high levels of data services traffic. Traditional networks are also inefficient when transporting data as they fail to utilize inherent differences in the type of network support that is required for the transmission of data traffic. Data traffic is generally less susceptible to corruption resulting from minor time delays and less time-sensitive than voice traffic. In addition, the flow of data traffic is often characterized by rapid bursts, with dynamically varying levels of utilization of communication channels, as opposed to the flow of voice traffic, which has characteristically constant levels of channel utilization. Most metropolitan area networks are based on transmission equipment that is limited to transmission capacities of 2.5 Gbps and below. Telecommunications carriers are expected to upgrade their metro networks over the next few years to be able to support transmission capacities of 10 or more Gbps in order to better support high bandwidth data services.

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

        Carrier Ethernet. Carrier Ethernet refers to a combination of technologies, including Ethernet, MPLS, PWE and RPR, that enable telecommunications network providers to provide high-bandwidth data services to consumers and enterprises. Standards for carrier Ethernet networks are being developed by multiple industry organizations, including the IEEE, IETF, MEF and others. We are a leading participant in defining carrier Ethernet standards.

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

        The CM-100 product line utilizes SONET/SDH, RPR, PWE and MPLS technologies to effectively support a range of Ethernet and Time Division Multiplexing, or TDM, services that are commonly used for voice transmissions and other data services. Data services supported include video services, whether standard or HDTV streams, in a broadcasting or multicasting mode, that allows for broader customization of transmission based on a customer’s selection. This product line is designed to work with both legacy SONET/SDH and emerging MPLS core devices. The CM-100 product can support transmission capacities of up to 10 Gbps and interfaces with:

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

        In 2009, we expect to focus on development of additional software features for the CM-100 product line, based on the requirements of our existing customers.

CM-4000 Product

        Our CM-4000 product line was first announced in 2007, and became commercially available in January 2008. The CM-4000 is our high capacity product line in the packet transport area. It provides multiservice capabilities and reliability similar to the CM-100. The CM-4000 offers higher bandwidth support, greater Ethernet user interface capacity and a wider range of services than our CM-100 product line.

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

        Our CM-4000 product line includes the CM-4314, CM-4206 and CM-4140 systems. These systems can be deployed in a variety of topologies, including ring, mesh and tree, over one or multiple 10 Gbps wavelengths. The following interfaces are supported on the CM-4000 product line:

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

        Our CM-4000 was designed to efficiently deliver a mix of TDM and advanced packet services over a single, converged transport infrastructure. It offers a designed application and service-aware traffic management scheme that provides end-to-end performance during congestion, and enables dynamic bandwidth reclamation and optimal bandwidth utilization for the delivery of the following packet and TDM services:

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

        The CM-4206 and CM-4314 systems support a common set of interchangeable interface cards and common modules. They support a rich set of Ethernet, TDM, MPLS and RPR functionality with two different chassis form factors, and utilize a common hardware and software architecture.

        The CM-4140 system utilizes the underlying software architecture developed for the CM-4206 and CM-4314 on a new hardware architecture. This new architecture included in the CM-4140 delivers an Ethernet transport solution at a price-performance point that we believe is better than existing solutions in the market. The CM-4140 incorporates specialized support for high-density Ethernet interface in a small-footprint and low-power architecture.

        In November 2008, in light of the changes in the global economy and the spending plans of carriers, we decided to focus our sales force in 2009 on securing new customers for our CM-4140 product line. We believe that the CM-4140 has a competitive advantage in carrier Ethernet transport applications with Tier-2 and Tier-3 carriers at a price point that facilitates shortening of sales cycle times with these smaller carriers.

OV-100/OV-1000 Video Solutions

        In November 2008, we demonstrated the first prototype versions of our new Video Solutions product line that consists of the OV-100 and OV-1000 platforms. The OV-100 and OV-1000 platforms allow cost effective multiplexing of more video streams on each DSL line leveraging the bursty nature of video streams. With OV-1000 H.264 encoders located at the video head-end and with a single OV-100 Video Edge Device per typical Point of Presence, or POP, Orckit’s video solutions offers real-time transrating (the process in which video files are coded to a lower data rate without changing video formats) and statistical multiplexing of hundreds of video streams to thousands of subscribers. This solution enables the operator to provide multiple HD streams for a household while avoiding the cost associated with DSL replacement.

        With the growing demand for IPTV services, telcos are facing the bandwidth limitation of existing xDSL technology, which limits their ability to offer content rich services to a large part of their subscriber base. Orckit’s video solution addresses this problem with its OV family of video processing platforms, effectively increasing the number of supported HD and SD video streams per residential household.

Sales, Marketing and Service

        Sales and Marketing. We market our products to telecommunication companies both directly and indirectly through original equipment manufacturers, strategic alliances and agency and distribution arrangements. Our direct sales and marketing efforts are carried out through our offices in Israel, Japan, Korea and the United States. In addition, we believe that our participation in technology committees involved in the establishment of industry standards is a strong marketing tool. As of December 31, 2008, overall marketing and sales efforts were conducted by approximately 33 employees.

        The following is a summary of revenues by geographic area for the last three years:

	Year ended December 31
	2006	2007	2008
	(In thousands)

Asia Pacific	$63,648	$9,906	$8,792
Europe			$8,464

	$63,648	$9,906	$17,256

        All of our revenues in 2006 and 2007 were generated from our CM-100 metro product line, with sales to KDDI accounting for 97.2% of our revenues in 2006, 99.3% of our revenues in 2007 and 45.5% of our revenues in 2008. Sales to Media Broadcast in Germany accounted for 44.1% of our revenues in 2008. In 2008, we expanded our customer base, with sales to seven customers by the end of 2008. However, we still expect to depend on purchases by a very limited number of telecommunication carriers for our product revenues.

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

        The recent introduction of CM-4140 may shorten this long cycle of trials for simple deployment applications because this platform is installed closer to the access portion of the network, while other platforms are installed closer to the core of the network.

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

        Services and Support. We offer repair services as part of our warranty services and technical support services for our products. We usually do not provide installation services. We expect that our local distributor or reseller will provide the first level of service and support. More extensive repair and technical support is offered at our headquarters in Israel pursuant to software support and hardware warranty obligations. We also offer telephone support and provide product training to our carrier customers on a case-by-case basis. When we utilize a reseller for sales to a customer, we deliver our products to our resellers and usually they are responsible for installations. Alternatively, in Germany, the reseller can ask us to complete the installations for an agreed price. Second level support services that address identification and documentation of field failures are provided by our local office in the relevant territory or by our office in Israel.

        To date, substantially all of our CM-100 product sales are subject to a warranty and support protection period of up to five years. Our warranty generally covers defects in materials or workmanship and failure to meet published specifications, but excludes damages caused by improper use and other express or implied warranties. In the future, based on market conditions, we may agree to indemnify our customers in some circumstances against liability from defects in our products or for indirect damages. In the event that there are material deficiencies or defects in the design or manufacture of our products, the affected products could be subject to recall. Our exposure to indirect damages arising from failures covered by our warranty could be significant.

        Customers and End-users. To date, our products have been commercially deployed by KDDI Corporation in Japan, by Media Broadcast GmbH in Germany and by several additional customers for smaller deployments.

        Our sales to KDDI in Japan are made pursuant to agreements and related terms of sale with OKI, a distributor of telecom and enterprise products in Japan. We provide to KDDI a product warranty and post-contract hardware and software support services with respect to products sold. OKI provides on-site product support services and training. Our distribution agreement sets general distribution terms regarding any sales that are made to targeted customers. OKI submits purchase orders for products on an as needed basis and is not committed to purchase any specific amount of our products.

        Our sales to Media Broadcast in Germany are made pursuant to a master sales agreement that governs sales to them. We provide to Media Broadcast a product warranty and post-contract hardware and software support services with respect to products sold. Media Broadcast will provide on-site product support services and training to the end user. The master agreement sets general terms regarding sales that are made to targeted customers. Media Broadcast will submit purchase orders for products on an as needed basis and is not committed to purchase any specific amount of products.

Manufacturing

         Currently we use one subcontractor for component sourcing, inventory warehousing, board assembly, testing and shipment instead of using two major subcontractors as we had in the past. While we believe that we can satisfy our production requirements using this one major subcontractor, we are currently exploring the possibility of engaging another subcontracting facility to potentially provide us with additional manufacturing capabilities. We expect to continue to utilize this major subcontractor and other third parties to manufacture, assemble and test our new products.

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

        We are subject to telecom industry regulations and requirements set by telecommunication carriers that address a wide range of areas including quality, final testing, packaging and use of environmentally friendly components. We comply with the European Union’s Restriction of Hazardous Substances Directive that required telecom equipment suppliers to stop the usage of some materials that are not environmentally friendly by July 1, 2006, known as the “RoHs5 regulations”. Further regulations, the RoHs6 regulations require suppliers to stop the usage of lead in solders in telecommunication equipment. Under the directive, an extension for compliance with the RoHs6 regulations through 2010 was granted. We expect that other countries, including countries we operate in, will adopt similar directives or other additional regulations. We will attempt to comply with the RoHs6 regulations by the end of 2009.

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

         The two main competing solutions for our carrier Ethernet transport product lines are layer-3 routers and pure-play carrier Ethernet switches. Older generation SONET/SDH based platforms cannot address the scalability requirements posed by the fast growth of video and other data services. Layer-3 routers were the first to address the new requirements for high bandwidth scalability and pure-play carrier-Ethernet switches offering a similar value proposition at a lower price. We believe that our CM-4000 product line's carrier-class capabilities offer additional capabilities compared with both of these alternatives because these alternatives generally do not support high capacity legacy TDM services, but may be used by service providers deploying separate overlay networks for packet and TDM services.

        Our competitors in our targeted markets of metro and access telecom equipment are numerous and we expect competition to increase in the future. Our principal competitors for our products include Alcatel-Lucent, Ciena, Cisco Systems, Inc., ECI Telecom Ltd., Ericsson, Fujitsu, Huwaei, NEC, Nokia-Siemens Networks, Tellabs and UTStarcom.

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

Legal Proceedings

        On May 24, 2006, Bezeq – The Israeli Telecommunications Corporation Ltd. filed a lawsuit against us in the District Court of Tel Aviv. The complaint alleges that we breached supply undertakings regarding DSL products and services we supplied Bezeq and claims an amount in NIS equivalent to approximately $11 million in damages. We do not supply any more DSL products or services. We filed an answer denying the allegations in the complaint and counterclaimed for an amount in NIS equivalent to approximately $2.2 million in damages. We believe that Bezeq’s lawsuit is without merit and intend to vigorously defend against it.

        We are not a party to any other material pending legal proceedings, nor is any of our property the subject of any other material pending legal proceeding.

C.	ORGANIZATIONAL STRUCTURE

List of Significant Subsidiaries

         Corrigent Systems Inc., a subsidiary, is a Delaware corporation. Corrigent Systems Ltd. is an Israeli corporation. As of December 31, 2008, Orckit owned all of the shares of Corrigent Systems and no options to purchase shares of Corrigent Systems were outstanding.

D.	PROPERTY, PLANT AND EQUIPMENT

        As of December 31, 2008, our principal offices in Tel Aviv occupied approximately 60,000 square feet of space rented through a series of leases. Our major lease in Tel Aviv expires in December 2010. We have an option to terminate these lease agreements with six months’ prior written notice. As a result of the decrease in our employee head count, in 2009, we expect to use our six month notice provision and vacate a portion of our offices in Tel Aviv to an area which would reduce the amount of our leased space by approximately 18,000 square feet. We also maintain offices in Tokyo, Japan, California, and Seoul, South Korea. We believe that our offices and facilities are adequate for our current needs and that suitable additional or substitute space will be available when needed.

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

        Our operating and financial review and prospects should be read in conjunction with our financial statements, accompanying notes thereto and other financial information appearing elsewhere in or included in this Annual Report.

Overview

        Orckit was founded in 1990. We are an Israeli corporation engaged in the design, development, manufacture and marketing of telecom equipment that enables transmission of broadband services. Substantially all of our revenues from 2004 through 2007 were derived from the sale of our metro products, the CM-100 product line, to KDDI. In 2008, we continued to derive our revenues mainly from sales of the CM-100 product line to KDDI and Media Broadcast, which we added as a customer in 2008. In 2008, we introduced our new line of products, the CM-4000, which offers higher bandwidth support, greater Ethernet user interface capacity and a wider range of services than our CM-100 product line. We expect to generate substantially all of our revenues in 2009 from the sale of our CM-100 and, to a lesser extent, from sales of our CM-4000 metro product lines.

        The end-user base for our products is comprised primarily of large telecommunications companies, and has historically been concentrated in each year among a very small number of companies. Sales to KDDI accounted for approximately 97.2% of our revenues in 2006, 99.3% of our revenues in 2007 and 45.5% of our revenues in 2008. In early 2008, our CM-100 and CM-4000 product lines were selected by Media Broadcast GmbH as a network infrastructure building block for network solutions deployed by Deutsche Telekom’s wholesale business unit, and leased to a leading cable operator in Germany. Deployments began in 2008, with a rollout expected over the next few years. Sales to Media Broadcast GmbH accounted for approximately 44.1% of our revenues in 2008. While we added several other customers in 2008, we expect that we will continue to experience high customer concentration.

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

        As a result of our continuing losses and the uncertain economic climate around the world, in November 2008, we significantly decreased our employee head count, primarily in the research and development area, which is expected to reduce our operating expenses by about 20% on an annual basis. We intend to continue to evaluate new technologies and related product opportunities and engage in extensive research and development activities related to new technologies. Accordingly, we expect to continue to make significant expenditures for research and development.

        Substantially all of our operating expenses in 2008 related to research and development expenses, selling, general and administrative expenses and capital expenditures for the operations and support related to our CM-100 and CM-4000 product lines and related technologies.

        We generated operating losses in each of the five years prior to 2005. Our revenues were insignificant in 2003 and the first half of 2004, as we transitioned our business from the sale of DSL products to the sale of metro products. We began to generate revenues from sales of our metro products in the second half of 2004. In 2005 and 2006, we recognized revenues solely from sales of our metro products and were able to generate operating and net income in these years, although the amount of operating and net income was significantly lower in 2006 than in 2005. Our sales declined in the second half of 2006. The decline in revenues accelerated in 2007 due to a significant decrease in sales to our only significant customer at that time. As a result, we generated operating and net losses in 2007. Our revenues increased in 2008 due to an increase in our customer base, mainly our sales to Media Broadcast GmbH. However, we still generated operating and net losses in 2008 and it is likely that we will recognize an operating loss and a net loss in 2009.

        A number of trends in the communications industry are driving growth in demand for network capacity and are expected to increase demand for carrier Ethernet transport systems. These trends include:

š	Growth of Internet usage and Internet protocol traffic. Internet protocol network traffic continues to grow significantly as bandwidth used per Internet user and the total number of Internet users increase;

š	Increasing broadband penetration and higher speed access technologies. Communications service providers are offering broadband internet access to an increasing number of business and enterprise subscribers to support voice, video and high speed data offerings. In addition, wireless technologies such as 3G and its successors are allowing high bandwidth to mobile devices; and

š	Attractiveness of bandwidth-intensive applications. New applications (e.g., video-on-demand, music downloads, tele-presence), and network delivery of larger file formats (e.g., HD video) necessitate an increase in network capacity to accommodate high-quality delivery of these bandwidth-intensive experiences.

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

        The current economic and credit crisis is having a significant negative impact on business around the world. The impact of this crisis on the technology industry and our major customers has been quite severe. Conditions may continue to be depressed or may be subject to further deterioration which could lead to a further reduction in consumer and customer spending overall, which could have an adverse impact on sales of our products. A disruption in the ability of our significant customers to access liquidity could cause serious disruptions or an overall deterioration of their businesses which could lead to a significant reduction in their orders of our products and the inability or failure on their part to meet their payment obligations to us, any of which could have a material adverse effect on our results of operations and liquidity. In addition, any disruption in the ability of customers to access liquidity could lead customers to request longer payment terms from us or long-term financing of their purchases from us. Granting extended payment terms or a significant adverse change in a customer’s financial and/or credit position could reduce our cash balance, also require us to assume greater credit risk relating to that customer’s receivables or could limit our ability to collect receivables related to purchases by that customer. As a result, our reserves for doubtful accounts and write-offs of accounts receivable could increase.

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

        Critical accounting policies are those that are most important to the portrayal of our financial condition and our results of operations, and require management’s most difficult, subjective and complex judgments, as a result of the need to make estimates about the effect of matters that are inherently uncertain. Our most critical accounting estimates, discussed below, pertain to revenue recognition, provision for servicing products under warranty, inventories, fair value of financial instruments and stock-based compensation. In determining these estimates, management must use amounts that are based upon its informed judgments and best estimates. We evaluate our estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.

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

Revenue recognition

         Revenues from sales of products are recognized when title passes to the customer, provided that an appropriate form of arrangement exists, the fee is fixed or determinable and collectability is reasonably assured.

         EITF Issue No. 03-5, “Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software” states that the revenue recognition guidance in Statement of Position 97-2 (“SOP 97-2”) also applies to non-software deliverables, such as computer hardware, if the software is essential to the functionality of the non-software deliverables. We apply SOP 97-2 in our financial statements. According to SOP 97-2, revenues from sales of software products are recognized when title passes to the customer, provided that an appropriate form of arrangement exists, the fee is fixed or determinable, collectability is reasonably assured and vendor-specific objective evidence, or VSOE, of fair value for undelivered elements exists. VSOE is typically based on the price charged when an element is sold separately or, if an element is not sold separately, on the price established by authorized management, if it is probable that the price, once established, will not change before market introduction.

        In 2004 through 2008, we granted post-contract hardware and software support services, or PCS, with respect to our sales to KDDI. At that time, VSOE of the fair value of the PCS relating to these sales could not be determined. VSOE is evaluated on a case by case basis for each product and each group of customers with similar characteristics. Accordingly, revenues derived from KDDI for substantially all sales in 2004 through 2007 were recognized ratably over the fourteen-month term of the PCS. Deferred income of $1.0 million as of December 31, 2007, represented $2.3 million of deferred revenues less the $1.3 million deferred cost of goods associated with these revenues. In 2008, we established VSOE of the fair value of PCS, based on several instances in which the PCS was sold separately. Therefore, commencing in 2008, revenues from the sale of products are recognized upon delivery (when the criteria mentioned above are met), and the fair value of PCS is deferred and recognized over the term of the PCS. As a result, product sales revenues from prior years in the amount of $2.8 million that were deferred due to lack of VSOE, were recognized upon establishment of VSOE in 2008.

        The deferred revenues and costs at the time when there was no VSOE were recognized in our statements of operations over the term of the PCS. Applicable costs that were deferred consisted of (a) cost of components used in manufacture and assembly, (b) subcontractors fees for component procurement, manufacture, assembly, testing, shipment and final testing, (c) expenses related directly to operational activities: salaries of manufacturing planning, support, procurement personnel, premises lease and related expenses of those departments, travel expenses of those employees, related expenses of subcontractors and depreciation of equipment used in the testing process, (d) expenses addressing Post Contract Services of “level 3” and maintenance services including provisions for salary and travel expenses, (e) warranty provisions for hardware repair, and (f) Office of the Chief Scientist royalties on products sold.

        We did not expense these costs upon product delivery since these expenses are costs of the products and, therefore, until the revenues from the sale of the corresponding products are recognized, these costs should not be expensed. We offset these cost of goods sold against the corresponding deferred revenues rather than presenting these deferred costs as an asset. We use this presentation because the products have been delivered to the customer, title has passed to the customer and we deferred the gross margin to be recognized in future periods. As discussed above, the remaining portion of deferred revenues as of December 31, 2007 resulting from product sales revenues that were deferred in previous periods due to lack of VSOE were recognized in 2008 upon establishment of VSOE.

        One of our sales agreements granted a right to purchase, at a discount, upgrades to the systems sold during a limited period. For revenue recognition purposes, the discount was allocated between current sales and future sales. The applicable portion of the discount ascribed to the current sales was deferred and will be recognized only when we are able to determine that the customer will not exercise the right it received, or when the right expires.

         A final agreement with one of our new customers was not concluded in 2008. Shipments to this customer started in 2008. As a result, in accordance with SOP 97-2, we did not recognize revenues from this customer in 2008. Instead, we recorded deferred income of $947,000 as of December 31, 2008, which represented $1.3 million of deferred revenues less $374,000 of deferred cost of goods associated with these revenues (mainly inventory that was shipped to this customer). Revenues from this customer are expected to be recognized when a final agreement is signed with this customer or, if our management believes that this customer will not sign an agreement and the business practice with this customer will be based on purchase orders only.

        Under GAAP, we may be required to change our revenue recognition practice if there are changes in the commercial terms of sales to our customers relating to the scope of product and service deliveries and payment terms. Our practice could also change because of changed commercial terms with our resellers and distributors. Depending on the amount of our deferred income, this type of change could have a material effect upon our results of operations.

Provision for servicing products under warranty

        Sales of our metro products to customers are subject to varying warranty periods not exceeding five years. For example, KDDI is granted a warranty period of 14 months (which includes the basic warranty and PCS). We provide an estimate for warranty expense at the time revenues from the related sales are recognized. The annual provision for warranty is calculated as a percentage of the sales, based on historical experience, or where historical experience is not available, based on management estimates for expenses which may be required, to cover the amounts necessary to settle product-related matters existing as of the balance sheet date and which may arise during the warranty period.

        The amount of our estimated warranty liability may change if the costs incurred due to product failures increase in the future and exceed our estimates. In the event of any future problems with our products, we may need to increase the amount of our reserves.

Inventories

        Inventories are stated at the lower of cost or market value. Cost is determined using the “moving average cost” method for raw materials and on the basis of direct manufacturing costs for finished products. We periodically evaluate the quantities on hand relative to current and historical selling prices and historical and projected sales volume and technological obsolescence. Based on these evaluations, inventory write-offs and write-down provisions are provided to cover risks arising from slow moving items, technological obsolescence, excess inventories, discontinued products and for market prices lower than cost. We wrote off obsolete inventory in an aggregate amount of $940,000 in 2006 and $960,000 in 2007. There was no inventory write off in 2008. Once inventory is written-down, a new cost-basis is established. In 2008, we sold inventories that were the subject of write-downs in previous years in the amount of $750,000.

Fair value of financial instruments

        We determined that the conversion feature of our convertible notes is an embedded derivative. According to FAS 133 – “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”), if an embedded derivative is indexed to the reporting entity’s own stock and would be classified in stockholders’ equity if it was a freestanding derivative, that embedded derivative is not considered a derivative for purposes of FAS 133. Since the conversion price of the convertible notes is denominated in NIS, while our functional currency is the U.S. dollar, this embedded derivative would not have been classified in stockholders’ equity if it were a freestanding derivative. Thus, the conversion feature is a derivative for FAS 133 purposes. Since the economic characteristics and risks of the conversion feature are not clearly and closely related to the economic characteristics and risks of the host contract, the convertible notes, the conversion option must be separated and measured as a derivative.

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

        At December 31, 2008, mainly due to the decline in our share price, the fair value of the conversion feature decreased by approximately $5.8 million from the issuance date.

Stock-based compensation expense

        Effective July 1, 2005, we account for stock-based compensation costs in accordance with Statement of Financial Accounting Statements Standards No. 123R – “Share-Based Payment” (“SFAS 123R”). We utilize the Black-Scholes option pricing model to estimate the fair value of stock-based compensation at the date of grant, which requires subjective assumptions, including dividend yields, expected volatility of our share price, expected life of the option and risk-free interest rates. Further, as required under SFAS 123R, we estimate forfeitures for options granted which are not expected to vest. Changes in these inputs and assumptions can materially affect the measure of estimated fair value of our stock-based compensation. The significant reduction in personnel in November 2008 caused us to increase our estimates related to forfeitures of options granted that are not expected to vest which resulted in a decrease in our stock-based compensation costs.

        Prior to July 1, 2005, we accounted for stock-based compensation costs in accordance with Accounting Principle Board Opinion number 25 (Accounting for Stock Issued to Employees), known as APB25, and related interpretations. Under this treatment, compensation cost for employee stock option plans was measured using the intrinsic value based method of accounting. We expensed $855,000 in 2006, $2.7 million in 2007 and $3.5 million in 2008 for stock-based compensation. As of December 31, 2008, there was approximately $3.3 million of total unrecognized stock-based compensation expense related to non-vested stock-based compensation arrangements granted by us (including options whose vesting is subject to our meeting specified performance goals, which we assume will be achieved). That expense is expected to be recognized by us over a weighted-average period of 2.8 years.

Results of Operations

        The following table sets forth certain items from our consolidated statement of operations as a percentage of total revenues for the periods indicated:

	For the years ended December 31,
	2006	2007	2008

Revenues	100%	100%	100%

Cost of revenues	47.5	48.7	55.7

Gross profit	52.5	51.3	44.3

Research and development expenses, net	24.4	203.5	132.4

Selling, general and administrative expenses	25.2	170.6	111.1

Operating income (loss)	2.9	(322.8)	(199.2)

Financial income, net	5.3	57.1	12.1

Other income	-	143.7	-

Net income (loss)	8.2%	(122.0)%	(187.1)

        Revenues. Our revenues of $63.6 million in 2006 and $9.9 million in 2007, as well as substantially all of our revenues of $17.3 million in 2008, were generated from sales of our CM-100 product line. Almost all of our revenues in 2006 and 2007 were generated from sales to KDDI. The substantial majority of our revenues in 2008 were generated from sales to KDDI and Media Broadcast. Our revenues decreased in 2006 and 2007 as a result of lower orders from KDDI as they completed their initial deployment of the CM-100. Our revenues increased in 2008 as a result of the growth in our customer base, mainly due to our sales to Media Broadcast.

        Gross Profit. Cost of revenues consists primarily of salaries, raw materials, subcontracting costs, costs for integration, assembly and testing of finished products, expenses related directly to operational activities, costs related to PCS and maintenance services and the payment of royalties to the Office of the Chief Scientist. Gross profit was $7.7 million, or 44.3% of revenues, in 2008 compared to $5.1 million, or 51.3% of revenues, in 2007, and $33.4 million, or 52.5% of revenues, in 2006. The decrease in our gross profit percentage in 2007 in comparison to 2006 was primarily attributable to the higher percentage of fixed costs substantially offset by a decrease in our warranty provision. The decrease in our gross profit percentage in 2008 in comparison to 2007 was primarily attributable to a decrease in our warranty provision in 2007, because a large amount of our older sales was no longer subject to a warranty period or was entitled to a lower warranty coverage.

Operating Expenses:

	Year ended December 31, ($ in millions)			% Change
	2006	2007	2008	2007 vs. 2006	2008 vs. 2007

Research and development, net	15.6	20.2	22.9	29.5%	13.4%
Selling, general and administrative	16.0	16.9	19.1	5.6%	13.6%
Total operating expenses	31.6	37.1	42.0	17.4%	13.2%

        Research and Development Expenses, net. Research and development expenditures consist primarily of materials, depreciation and salaries and related costs for engineering and technical personnel and subcontracting costs associated with developing new products and features. Our costs for research and development are expensed as incurred. Grants from the government of Israel for research and development are offset against our gross research and development expenditures. Research grants were $1.9 million in 2006, $2.5 million in 2007 and $2.1 million in 2008. Research grants in 2007 were higher than in 2006 and in 2008 primarily because a portion of the 2006 grant was assured only during 2007 which resulted in delay of the recognition of this portion until 2007. Our net research and development expenses were higher in 2007 compared to 2006 due to an increase in the cost of salaries of research and development employees and an increase in investment in materials and equipment required for research and development activities. Our net research and development expenses were higher in 2008 compared to 2007 due to an increase in the cost of salaries of research and development employees (resulting in part from the decrease in the exchange rate of the U.S. dollar versus the NIS), partly offset by a decrease in investment in materials and equipment required for research and development activities. We anticipate that we will incur a lower level of research and development expenditures in 2009 compared to 2008 in connection with our design efforts relating to the CM-4000 product line mainly as a result of our reduction in the number of research and development personnel.

        Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of costs relating to promotion, trade shows, compensation costs for marketing and sales personnel, and other general corporate expenses. Selling, general and administrative expenses were higher in 2007 than in 2006 mainly due to an increase in compensation expenses related to employee stock option grants. Selling, general and administrative expenses were higher in 2008 than in 2007 mainly due to an increase in the cost of salaries and related expenses of employees (resulting in part from the decrease in the exchange rate of the U.S. dollar versus the NIS). We expect that marketing and sales expenses will remain at a similar level in 2009 compared to 2008 as we continue with our marketing activities and sales efforts in an attempt to expand the distribution of our metro products.

        Financial Income, net. Our financial income consists primarily of interest on short term and long-term investments and on bank deposits. In 2007 and 2008, our financial income also included income resulting from the valuation of the convertible terms of our convertible note. In 2006, financial expense consisted primarily of losses from the sale of marketable securities. In 2007 financial expense consisted primarily of interest payments with respect to our convertible notes and amortization of the issuance costs of our convertible notes. In 2008, financial expense consisted primarily of interest payments with respect to our convertible notes and amortization of the issuance costs of our convertible notes, as well as impairment of marketable securities and losses from the sale of available-for-sale marketable securities.

        Financial income, net was $3.3 million in 2006, $5.7 million in 2007 and $2.1 million in 2008. The fluctuations in our financial income were primarily driven by the amount of financial income derived from our investment in marketable securities and, in 2007 and 2008, by financial income resulting from the valuation of the convertible terms of our convertible notes. Due to transactions in currencies other than the U.S. dollar, in 2006 we had net exchange rate currency income of approximately $397,000. We had financial income of approximately $3.5 million in 2007 and $2.3 million in 2008 resulting from the valuation of convertible terms of our convertible notes.

        Other Income. Other income of $14.2 million in 2007 resulted from the payment of an arbitration claim won by the Company against a supplier of semiconductor chips. The claim was for damages Orckit incurred in the period from 2001 through 2003 with respect to semiconductor chips that were used in Orckit’s legacy DSL products.

Impact of Inflation, Devaluation and Fluctuation of Currencies on Results of Operations, Liabilities and Assets

        As of December 31, 2008, the majority of our assets in non-dollar currencies were in NIS, in Yen and in Euro. A devaluation of the Yen, NIS or Euro in relation to the U.S. dollar would have the effect of decreasing the dollar value of our assets in Yen, NIS or Euro, to the extent the underlying value is Yen, NIS or Euro based. A devaluation of the Yen, NIS or Euro would also have the effect of reducing the U.S. dollar amount of any of our liabilities that are payable in these currencies (unless such payables are linked to the U.S. dollar). Furthermore, a devaluation of the NIS would also have an effect on the U.S. dollar conversion price of our convertible notes. A devaluation of the NIS in relation to the U.S. dollar would have the effect of decreasing the dollar value of the conversion price of the notes.

        Almost all of our sales in 2006 and 2007 were denominated in Yen. In 2008, the substantial majority of our sales were denominated in Yen and Euro. A substantial part of our expenses, principally payroll and payments to Israeli vendors, is in NIS, while a significant portion of the cost of goods sold is in U.S. dollars. Our results of operations are adversely affected by increases in the rate of inflation in Israel when such increases are not offset by a corresponding devaluation of the NIS against the U.S. dollar. The results are also affected by the currency exchange rate between the U.S. dollar and the Yen and Euro. Due to the increasing value of the U.S. dollar against the Yen in 2006, sales that were denominated in Yen were recognized based on higher Yen/U.S. Dollar exchange rates, resulting in lower revenues and gross margins and lower income than if the exchange rate had not changed from the previous year. In 2007 and 2008, the value of the U.S. dollar declined against the Yen resulting in higher revenues and gross margins. In 2007 and 2008, the value of the U.S. dollar also declined against the NIS, which caused our NIS denominated expenses to increase.

        We are not presently engaged in hedging transactions. We may, however, enter into foreign currency derivatives, mainly forward exchange contracts; in order to protect our cash flows in respect of existing assets.

        The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS, the rate of inflation in Israel adjusted for the devaluation and, for 2004 through 2008, the devaluation rate of the Yen against the U.S. dollar:

Years Ended December 31,	Israeli Inflation Rate	NIS Devaluation Rate	Israel Inflation Adjusted for Devaluation	Yen Devaluation Rate

2004	1.2	(1.6)	2.8	(4.1)
2005	2.4	6.8	(4.4)	14.3
2006	(0.1)	(8.2)	8.1	1.2
2007	3.4	(9.0)	12.4	(5.8)
2008	3.8	(1.1)	4.9	(19.1)

B.	LIQUIDITY AND CAPITAL RESOURCES

        We have historically financed our operations primarily through sales of equity, issuance of convertible notes and the receipt of grants to fund research and development, as well as from bank loan proceeds.

        We had working capital (total current assets net of total current liabilities) of $57.7 million as of December 31, 2007 and $41.7 million as of December 31, 2008. The decrease in our working capital in 2008 occurred mainly as a result of a decrease in our cash, cash equivalents and short-term marketable securities balances resulting from the use of these funds in our operations partly offset by an increase in trade receivables and other current assets.

         We had cash, cash equivalents, long and short term marketable securities and bank deposits of $66.8 million as of December 31, 2008 compared to $101.2 million as of December 31, 2007 and $85.6 million as of December 31, 2006. The decrease in our cash, cash equivalents, long and short term marketable securities and bank deposits in 2008 resulted primarily from the use of the funds for operating activities. In 2007 and 2008, a portion of our marketable securities portfolio was classified as available for sale and, accordingly, was presented at fair market value. Substantially all of our revenues in 2006 and 2007 were recognized ratably over a 14-month period from product delivery. In the fourth quarter of 2008, we recognized as revenues the deferred revenues balance of $2.8 million from previous years. As a result, these revenues caused no increase of cash, cash equivalents and marketable securities. In 2007, we generated approximately $14.2 million in cash from a payment to us in connection with the settlement of a commercial dispute related to our legacy operations and $24.8 million from the issuance of our convertible notes (net of issuance costs). Accordingly, our balance of cash, cash equivalents, long-term marketable securities and bank deposits increased in 2007. We expect that the balance of our cash, cash equivalents and marketable securities will continue to decline in 2009.

        The majority of our cash, cash equivalents and marketable securities was invested in securities denominated in U.S. dollars and NIS. In March 2007, we issued convertible notes in the aggregate principal amount of approximately $25.8 million. See below under “–Convertible Notes” for more details.

Cash Used in Operating Activities

         In 2008, we used $33.4 million of cash in operating activities primarily as a result of our net loss of $32.3 million, an increase of $5.5 million in our trade receivables and other current assets and unrealized interest, premium amortization and currency differences on marketable securities of $2.1 million, offset in part by non-cash charges of $3.5 million for stock based compensation, an increase of $1.7 million in deferred income and adjustments of $2.5 million in the value of convertible notes. Our trade receivables and other current assets increased primarily as a result of open debt of customers in the amount of $3.8 million that was not due at the end of 2008, compared to $49,000 of such open debt at the end of 2007 and from outstanding advances in the amount of $2.2 million at the end of 2008 to suppliers related to production of our products. We did not have any advances outstanding at the end of 2007.

         In 2007, we used $15.7 million of cash from operating activities primarily as a result of our net loss of $12.1 million, unrealized interest, premium amortization and currency differences on marketable securities equal to $7.4 million, a decrease of $2.5 million in trade payables, accrued expenses and other payables and a decrease in deferred income of $2.2 million. Our trade payables and accrued expenses decreased primarily due to a decrease in open vendor accounts and warranty provisions. These amounts were offset in part by non-cash charges of $2.7 million for stock based compensation, a decrease of $2.1 million in inventories, a decrease of $2.0 million in trade and other receivables and depreciation and amortization of $1.7 million.

        In 2006, we used $31.1 million of cash from operating activities primarily as a result of a decrease of $25.5 million in our deferred income and a decrease of $13.4 million in trade payables, accrued expenses and other payables resulting mainly from a decrease in open vendor accounts, offset in part by our net income in the amount of $5.2 million and depreciation and amortization of $2.2 million.

Cash Provided by Investing Activities

        Our principal investing activities included the receipt of $35.5 million in 2008, $39.1 million in 2007 and $58.3 million in 2006 from marketable securities, offset by investments in marketable securities of $13.0 million in 2008, $33.3 million in 2007 and $48.3 million in 2006.

        Our principal investing activity relating to our operations has been the purchase of equipment, software and other fixed assets used in our business. These purchases totaled $910,000 in 2006, $613,000 in 2007 and $984,000 in 2008. Our capital expenditures in 2006, 2007 and 2008 were primarily for the procurement of telecommunications equipment and related software tools.

Cash Provided by Financing Activities

        In 2008, $160,000 of cash was provided by financing activities as a result of the exercise of stock options. In 2007, $25.6 million of cash was provided by financing activities as a result of the issuance of our convertible notes in the net amount of $24.8 million and $749,000 from the exercise of stock options. In 2006, $1.7 million of cash was provided by financing activities as a result of the exercise of stock options.

Convertible Notes

        In March 2007, we issued convertible notes denominated in NIS in the aggregate principal amount of approximately $25.8 million (based on the exchange rate at the time of the issuance), resulting in net proceeds to us of approximately $25.0 million. The notes bear interest at the rate of 6% and are linked to the Israeli CPI. The notes are due in March 2017, and are subject to the right of the holders to request early repayment in March 2012. As of December 31, 2008 the indexed principal amount of the convertible notes was approximately $30.4 million (based on the U.S. Dollar/New Israeli Shekel exchange rate at December 31, 2008).

        The notes are convertible at the election of the holders into our ordinary shares at the initial conversion price of NIS 52.50 per share (approximately $13.81, based on the exchange rate at December 31, 2008) if the conversion occurs by March 10, 2010 and at the initial conversion price of NIS 63.00 per share (approximately $16.57, based on the exchange rate at December 31, 2008) if the conversion occurs thereafter, in each case subject to adjustment for customary events. We have a right to force conversion of the notes if the market price of our ordinary shares exceeds $30 per share, subject to certain dilution adjustments, in any 20 trading days within a period of 30 consecutive trading days at the conversion price then in effect.

        As of May 31, 2009, we had used $3.0 million to repurchase convertible notes and the indexed principal amount of convertible notes outstanding was $22.2 million (based on the U.S. Dollar/New Israeli Shekel exchange rate at May 31, 2009).

        The convertible notes were registered for trading on the Tel Aviv Stock Exchange.

Working Capital

        We believe that we have sufficient working capital to meet our anticipated operating and capital expenditure requirements for 2009 and 2010. If we do not have available sufficient cash to finance our operations, we may be required to obtain equity or debt financing. We cannot be certain that we will be able to obtain additional financing on acceptable terms or at all.

Government and Other Grants

        The Government of Israel encourages research and development projects through the Office of Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the OCS, pursuant to the Law for the Encouragement of Industrial Research and Development, 1984, as amended, commonly referred to as the “R&D Law”.

        Under the R&D Law, a research and development plan that meets specified criteria is eligible for a grant of up to 50% of certain approved research and development expenditures. Each plan must be approved by the OCS.

        In prior years, we relied on grants from the OCS to finance a portion of our product development expenditures. During the three years ended December 31, 2008, we recognized research and development grants in an aggregate amount of approximately $6.4 million. As of December 31, 2008, our total contingent liabilities to the OCS were approximately $9.9 million.

        Under the terms of the grants we received from the OCS, we are obligated to pay royalties of 3% during the first three years following commencement of royalty payments, and up to 5% thereafter. Pursuant to a proposed amendment to the R&D Law described below, we expect our royalty rate to be 3% – 5% per annum. Royalties are payable up to 100% of the amount of such grants, or up to 300% as detailed below, linked to the U.S. Dollar, plus annual interest at LIBOR. The payment of royalties is on all revenues derived from the sale of the products developed pursuant to the funded plans, including revenues from licensed ancillary services.

        The R&D Law generally requires that a product developed under a program be manufactured in Israel. However, upon notification to the OCS, up to 10% of a company’s approved Israeli manufacturing volume, measured on an aggregate basis, may be transferred out of Israel. In addition, upon the approval of the Chief Scientist, a greater portion of the manufacturing volume may be performed outside of Israel, provided that the grant recipient pays royalties at an increased rate, which may be substantial, and the aggregate repayment amount is increased up to 300% of the grant, depending on the portion of the total manufacturing volume that is performed outside of Israel. The R&D Law further permits the OCS, among other things, to approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing into Israel as a substitute, in lieu of the increased royalties. We have obtained an approval from the OCS for manufacturing outside Israel. We intend to keep sufficient manufacturing activities in Israel so that, under certain assumptions, we will be subject to a repayment percentage of up to 150% of the grants we received and an increased royalty percentage payment. The R&D Law also allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the research committee is convinced that doing so is essential for the execution of the program. This declaration will be a significant factor in the determination of the OCS whether to approve a program and the amount and other terms of benefits to be granted. For example, an increased royalty rate and repayment amount might be required in such cases.

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

        The R&D Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires the grant recipient and its controlling shareholders and foreign interested parties to notify the OCS of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient, and requires the new interested party to undertake to the OCS to comply with the R&D Law. In addition, the rules of the OCS may require additional information or representations in respect of certain such events. For this purpose, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of the means of control of a company. “Means of control” refers to voting rights or the right to appoint directors or the chief executive officer. An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors. Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the OCS that it has become an interested party and to sign an undertaking to comply with the R&D Law.

Effective Corporate Tax Rates in Israel

        Generally, Israeli companies are subject to corporate tax on their taxable income at the rate of 27% for the 2008 tax year. Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961 (the “Tax Ordinance”), which came into effect on January 1, 2006, the corporate tax rate is scheduled to decrease as follows: 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived from assets purchased after January 1, 2003. However, the effective tax rate payable by a company that derives income from an Approved Enterprise program may be considerably less. For more information, please see “Item 10E. Taxation–Israeli Tax Considerations–Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959.”

        Under Israeli tax law, at December 31, 2008, we had accumulated losses for tax purposes amounting to approximately $190 million. These losses are available indefinitely to offset future taxable business income. As of December 31, 2008, our carry forward of capital losses for tax purposes were approximately $ 75 million. Orckit and each of our subsidiaries are assessed on a stand-alone basis. Therefore, accumulated tax losses in each of the entities can offset future taxable business income only in the entity in which the losses were generated.

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

Inventory

        Inventory in 2006, 2007 and 2008 consisted primarily of finished products and raw materials. Our inventory was $1.8 million as of December 31, 2008, $1.3 million as of December 31, 2007 and $3.5 million as of December 31, 2006. Our inventory level in 2007 was lower than in 2006 mainly due to a write off of obsolete inventory in 2007 and due to a lower level of finished products at year end. Our inventory level in 2008 was slightly higher than in 2007. In each of 2006 and 2007, we wrote off approximately $1.0 million of obsolete inventory due to the release of certain new sub-system line cards for our CM-100 product line. In 2008, we were able to sell approximately $750,000 of this previously written-off inventory.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

        We focus our research and development efforts on developing new products that address the need for solutions capable of supporting very high bandwidth services in telecommunications networks in metropolitan areas. We obtain extensive product development input from potential users and through participation in industry organizations and standards-setting bodies.

        Our research and development staff consisted of 144 employees as of December 31, 2006, 163 employees as of December 31, 2007, and 114 employees as of December 31, 2008, most of whom are located in Israel and hold engineering or other advanced technical degrees. The number of research and development employees increased in 2007 because we increased our research and development efforts, mainly related to our CM-4000 product line. The number of research and development employees decreased in 2008 as part of our program to reduce expenses. Our gross research and development expenses were approximately $17.4 million in 2006, $22.6 million in 2007 and $24.9 million in 2008. These expenses were offset by grants from the OCS of the Ministry of Industry, Trade and Labor of the Government of Israel of approximately $1.9 million in 2006 $2.5 million in 2007 and $2.1 million in 2008. A decrease in the number of our research and development personnel was made in late 2008 and did not have a material effect on our research and development expenses in 2008. We expect that research and developments expenses in 2009 will be less than in 2008.

        In 2006, the majority of our research and development work was focused on the CM-100 and CM-4000 product lines, addressing software and hardware capabilities. In 2007 and 2008, the majority of our research and development work was focused on the CM-4000 product line. Our research and development expenditures in 2008 consisted primarily of salaries and related costs, materials and subcontracting costs associated with developing new products and features. We expect that these efforts will continue and comprise substantially all of our 2009 research and development plan.

        We expect that we will continue to commit substantial resources to research and development in the future. We believe that a continued commitment to research and development is required to maintain our technical excellence and launch new innovative products in the metro transport and access markets. The recent addition of the CM-4140 to our product line is an example of our continued effort for innovation providing us with the ability to address new markets and applications even in challenging economic times. If our applications for OCS grants are not approved or partially approved, or if we elect not to receive these grants, our net research and development expenses could increase.

D.	TREND INFORMATION

         The introduction by telecom carriers of new data and video services to residential users and enterprises requires significantly higher bandwidth support over metro networks. In areas where new high bandwidth services are offered, it is expected that demand for more robust metro products will increase. In response to this trend, we have focused on innovative telecom products for the metro area, where we expect to see a need for equipment upgrade over the coming years with the growth of new high bandwidth service offerings. These services are expected to include “quadruple play” services, that is, a bundled offering of voice, Internet access and high end high-definition (HD) video services, all based on IP protocols, offered by traditional telecom carriers, as well as TV over cellular services, that address video transmissions to advanced 3G and 3.5G handheld devices.

E.	OFF-BALANCE SHEET ARRANGEMENTS

        We do not have any “off-balance sheet arrangements” as such term is defined in Item 5E of Form 20-F.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        The following table of our material contractual obligations as of December 31, 2008 summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated.

	Payment due by period ($ in thousands)
Contractual Obligations	Total	Less than 1 year		1-3 years	3-5 years		More than 5 years

Long-Term Debt Obligations	25,731				25,731	[1]
Operating Lease Obligations	1,175	1,175	[2]
Purchase Obligations	4,197	4,197
Other Liabilities Reflected on our
Balance Sheet under U.S. GAAP	19,697	15,737	[3]				3,960	[4]

Total	50,800	21,109			25,731		3,960

[1]	The amount is presented in the 3-5 years column since March 2012 is the earliest possible repayment date for these convertible notes.

[2]	Our major premises leases allow for early termination upon advance notice. This amount reflects lease payments for a full year and takes into account the area of offices we expect to vacate.

[3]	These amounts reflect the trade payables, accrued expenses, deferred income and other payables presented in our balance sheet.

[4]	This amount reflects our accrued severance pay liability and our provision for Uncertainty in Income Taxes under FASB Interpretation No. 48. The time of its payment, in whole or in part, cannot be predicted and, as a result, this amount is presented in the more than 5 years column. Of this amount, $3.0 million has been previously funded for the coverage of our accrued severance pay liability by our contributions to employee plans.

        In addition, as of December 31, 2008, our contingent liability to the Office of the Chief Scientist in respect of grants received was approximately $9.9 million. This liability is required to be repaid only by royalties based on revenues derived from products (and related services) whose development was funded with these grants.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

        The following table sets forth certain information with respect to Orckit’s directors and executive officers.

Name	Age	Position

Izhak Tamir (1)	56	Chairman of the Board and President of Orckit and Chairman of the Board and Chief Executive Officer of Corrigent Systems
Eric Paneth (1)	59	Chief Executive Officer and Director
Izhak Tamir (1)	56	Chairman of the Board and President of Orckit and Chairman of the Board and Chief Executive Officer of Corrigent Systems
Uri Shalom	38	Chief Financial Officer
Eli Aloni	41	Executive Vice President, Technology and Marketing
Zvi Menahemi	41	Chief Operating Officer of Corrigent Systems
Akio Ogiso	54	Vice President, Asia Pacific of Corrigent Systems
Warren Roddy	50	Vice President, Sales Americas
Oren Tepper	37	Vice President, Corporate Sales
Jed M. Arkin	45	Director
Moti Motil (2)	56	Director
Moshe Nir (1)(2)	58	Outside Director
Amiram Levinberg (2)	53	Outside Director
Yair Shamir (2)	63	Outside Director

(1)	Member of the Option Committee.

(2)	Member of the Audit Committee.

        The business experience of each of our directors and executive officers is as follows:

         Mr. Tamir has been President and a Director of Orckit since its founding in 1990, and has been our Chairman of the Board of Directors since July 2008. Mr. Tamir has been Chairman of the Board of Directors of Tikcro Technologies Ltd. since January 2000 and was its Chief Executive Officer from August 2003 to December 2007. Mr. Tamir has also served as Chairman of the Board of our subsidiary, Corrigent Systems, since 2001 and Chief Executive Officer of Corrigent Systems since May 2007. Mr. Tamir has served as a Director of Gilat Satellite Networks Ltd. since 2005. From 1987 until 1989, Mr. Tamir was employed by Comstream Inc., in San Diego, California. From 1985 until 1987, he was vice president of A.T. Communication Channels Ltd., a subsidiary of Bezeq – the Israel Telecommunications Corporation Ltd. From 1978 to 1985, he was a senior engineer in the Israeli Government. Mr. Tamir holds an engineering degree from the Technion and an M.B.A. from Tel Aviv University.

        Mr. Paneth has been Chief Executive Officer and a Director of Orckit since its founding in 1990. From 1990 until July 2008, Mr. Paneth also served as our Chairman of the Board of Directors. From 1975 until 1983, Mr. Paneth was a senior engineer in the Israeli Government, and from 1985 to 1990, he was head of a technical department in the Israeli Government. From 1983 until 1985, he was employed by Linkabit Inc., in San Diego, California. Since January 2000, Mr. Paneth has been a director of Tikcro, and he has served as its Chief Executive Officer since November 2008. Mr. Paneth holds an advanced engineering degree from the Israel Institute of Technology, commonly known as the Technion.

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

        Mr. Ogiso has been Vice President of Japan and Korea for Corrigent Systems since November 2005. From 2003 until 2005, Mr. Ogiso served as a country manager in Japan for Corrigent. From 1990 until 2002, Mr. Ogiso was employed by AT&T, which later became Lucent Technologies, where he served as managing director of customer operations/project management in Tokyo, Japan.  From 1988 to 1990, he was a system division director for Raychem Corporation.  From 1980 until 1988, he was employed by SECOM Co., Ltd.  Mr. Ogiso holds a B.Sc. degree in Applied Mathematics from the Science University of Tokyo.

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

        Mr. Tepper  has been our Vice President of Corporate Sales since October 2007, and since 2006, he has also served as our Vice President of Business Development. From 2002 to 2006, he served as Regional Sales Director of Siemens Communications Fixed Networks (currently NSN) responsible for sales in the Asia Pacific region, Latin America and parts of Europe. From 2001 to 2002, Mr. Tepper served as Technical Sales Director for Speedwise, a start up company which was acquired by Orsus Solutions.

        Mr. Arkin has been a Director of Orckit since August 2001. From January 2000 through April, 2007, Mr. Arkin served as Chairman of MadahCom, Inc., a manufacturer of digital wireless public alerting systems. MadahCom was acquired by Cooper Industries (NYSE: CBE) in April 2007. From March 2005 until April 2007, Mr. Arkin served as a director of Shamir Optical Industries Ltd. Since January 2005 he has been a director, and is currently Chairman, of Mosaic Crystals Ltd., a developer of Gallium Nitride semiconductor materials. From 1999 to 2001, he served as General Manager of merchant banking for Oscar Gruss & Son, a New York-based investment bank.  From 1995 to 1998, Mr. Arkin served as Vice President of The Challenge Fund, an Israeli venture capital firm. He holds a B.A. degree from St. John’s College in Annapolis, Maryland, an M.B.A. from Harvard Business School and a J.D. from Harvard Law School.

        Mr. Motil has been a Director of Orckit since November 2002. Since 1996, Mr. Motil has served as Vice President Finance and an associate of Palmot Ltd., an investment company based in Israel, and since 2006 has also served as Chief Financial Officer of Gan-Bair Senior Citizen Residence Ltd., a subsidiary of Palmot Ltd. From 1991 until 1996, he served as Chief Financial Officer of the Israeli subsidiary of Jan-Bell Marketing Inc., a retail company. Mr. Motil holds a B.A. degree in economics and accounting from Tel-Aviv University and he is a Certified Public Accountant in Israel.

        Mr. Nir has been an Outside Director of Orckit since November 2002. Mr. Nir has served since 1990 as Founder and CEO of privately-held Business Directions Ltd., a distributor of analytic management software. From 1985 to 1990, he served as manager of the economics and control department and member of the Executive Board of Elite Industries Ltd., a publicly traded food manufacturer in Israel. From 1974 to 1985, he held senior financial and control positions with Tempo Breweries and Soft Drinks Ltd., Tadiran Electronics Industries Ltd. and Clal Israel Ltd. He holds a B.A. degree in economics from Tel Aviv University, and an M.B.A. and Post Graduate Diploma in Computer and Information Sciences from the Recanati School of Management, Tel Aviv University.

        Mr. Levinberg has been an Outside Director of Orckit since November 2008. Mr. Levinberg co-founded Gilat Satellite Networks Ltd. and served as a director of Gilat from its inception until April 2004. In July 2005, Mr. Levinberg rejoined Gilat as its Chairman of the Board and Chief Executive Officer. From July 1995 until April 2003, he served as Gilat's President. Until 2002, Mr. Levinberg also served as Gilat's Chief Operations Officer. Until July 1995, he served as Gilat's Vice President of Engineering. From 1977 to 1987, Mr. Levinberg served in a research and development unit of the Israel Defense Forces, where he managed a large research and development project. He was awarded the Israel Defense Award in 1988. Mr. Levinberg also serves on the board of directors of Cardboard Industries and Kargal, a cardboard manufacturer in Israel. He holds a B.Sc. degree in Electrical Engineering and Electronics and a M.Sc. degree in Digital Communications from the Technion.

        Mr. Shamir served as a Director of Orckit from October 1995 to March 2006 and rejoined our Board of Directors in July 2008 as an Outside Director. Mr. Shamir has served as the Chairman of the Board of Israel Aerospace Industries since July 2005. He served as the Chairman of the Board of EL-AL Airlines from May 2004 to January 2005. He served as the Chairman of VCON Telecommunications Ltd., an Israeli technology company listed on Le Nouveau March in France, from 2001 to 2005. He also served as VCON's Chief Executive Officer from 1998 to 2004. Since April 2000, Mr. Shamir has also served as chairman of Catalyst Investment L.P., an Israeli venture capital firm. Since May 2008, Mr. Shamir has served as a director of Commtouch Software Inc., an Israeli software company, and, since December 2008, as a director of Cyalume Technologies Inc., a U.S. chemical and electronics company. From July 1995 through February 1997, Mr. Shamir served as the Executive Vice President of The Challenge Fund LLP, the general partner of the Challenge Fund-Etgar, L.P. From December 1993 to July 1995, he served as the Chief Executive Officer of Elite Food Industries Ltd. Mr. Shamir served as Executive Vice President and general manager of Israel operations of Scitex Corporation Ltd. from February 1988 through December 1994. Mr. Shamir also serves as a director of DSP Group Corporation. He holds a B.Sc. degree in Electrical Engineering from the Technion and has served on the board of governors of the Technion since 1993. From 1994 to 2006, Mr. Shamir served as an independent director of Mercury Interactive Inc., until it was sold to Hewlett-Packard Company. In September 2008, the SEC filed pre-settled civil charges against three former outside directors of Mercury Interactive, including Mr. Shamir. The SEC's complaint alleged that the outside directors recklessly approved backdated stock option grants and reviewed and signed public filings that contained materially false and misleading disclosures about the company's stock option grants and company expenses. Without admitting or denying the SEC's allegations, the three outside directors agreed to a settlement that permanently enjoins each of them from violating the antifraud, proxy and falsification of books and records provisions of the federal securities laws and required each pay a $100,000 civil penalty.

        There are no family relationships between any of our directors or executive officers. There are no arrangements or understandings between any of our directors or executive officers and any other person pursuant to which our directors or executive officers were selected.

B.	COMPENSATION

        The aggregate direct remuneration paid by us to all persons as a group (14 persons) who served in the capacity of director or executive officer in 2008, was approximately $3.5 million, which includes approximately $464,000 for the provision and payment of pension, retirement or similar benefits, expenses reimbursed (including professional and other business association dues and expenses) and other fringe benefits. In 2008, we granted to this group (excluding Messrs. Paneth and Tamir) options to purchase an aggregate of 350,000 ordinary shares under the Orckit Israeli Share Incentive Plan. A portion of these options are contingent upon meeting various performance goals in addition to their vesting period. The options had an exercise price of $6.19 to $8.41 per share, which represented the market price of our ordinary shares on the date of grant. In November 2008, the performance goals contained in a portion of the options held by this group (excluding options held by Messrs. Paneth and Tamir) were cancelled and the exercise price of 453,612 of these options was reduced to $4.97 per share, which represented the market price of our ordinary shares on the date of the modification. In addition, the exercise price of 66,719 non-performance options held by this group (excluding options held by Messrs. Paneth and Tamir) was reduced to $4.97 per share which represented the market price of our ordinary shares on the date of the modification. These options will expire by 2016. In addition, in 2008, we granted to each of Eric Paneth and Izhak Tamir performance-based options to purchase 375,000 ordinary shares, which are described in Item 6.E below.

Independent Director Compensation

        Pursuant to the requirements of the Israeli Companies Law, 5759–1999, or the Companies Law, remuneration of our directors generally requires shareholder approval. Compensation and reimbursement for outside directors (as described below) is statutorily determined pursuant to the Companies Law.  Effective as of March 6, 2008, we pay each of our directors (excluding Messrs. Paneth and Tamir), an annual fee in NIS equal to approximately $12,000 and a meeting attendance fee in NIS equal to approximately $430, including for meetings of committees of the board of directors (based on the exchange rate on December 31, 2008). In addition, in 2008, each director (excluding Messrs. Paneth and Tamir) were granted options to purchase 60,000 ordinary shares at an exercise price of $6.19 per share, which was the closing price per share of our ordinary shares on the Nasdaq Global Market on the last trading day preceding the date of grant. These options vest in three equal annual installments and have a term of seven years.

C.	BOARD PRACTICES

Corporate Governance Practices

        We are incorporated in Israel and therefore are subject to various corporate governance practices under the Companies Law, relating to such matters as outside directors, the audit committee, the internal auditor and approvals of interested party transactions. These matters are in addition to the ongoing listing conditions of the Nasdaq Global Market and other relevant provisions of U.S. securities laws. Under the Nasdaq rules, a foreign private issuer may generally follow its home country rules of corporate governance in lieu of the comparable Nasdaq requirements, except for certain matters such as composition and responsibilities of the audit committee and the independence of its members. For further information, see “Item 16G – Corporate Governance.”

Nasdaq Requirements

        Under the Nasdaq rules, a majority of our directors are required to be “independent directors” as defined in Nasdaq’s rules. We are also required to have an audit committee, all of whose members are “independent directors” as defined in Nasdaq’s rules. Five out of the seven members of our board of directors, namely, Messrs. Arkin, Motil, Nir, Levinberg and Shamir, are independent directors under the Nasdaq requirements. Messrs. Motil, Nir, Levinberg and Shamir are the members of our audit committee.

         We have adopted an audit committee charter as required by the Nasdaq rules. Our audit committee assists the board of directors in fulfilling its responsibility for oversight of the quality and integrity of our accounting, auditing and financial reporting practices and financial statements and the independence qualifications and performance of our independent auditors. The audit committee also has the authority and responsibility to oversee our independent auditors, to recommend for shareholder approval the appointment and, where appropriate, replacement of our independent auditors and to pre-approve audit fees and all permitted non-audit services and fees. Our audit committee is also authorized to act as our “qualified legal compliance committee”. As such, our audit committee will be responsible for investigating reports made by attorneys appearing and practicing before the SEC in representing us, of perceived material violations of U.S. federal or state securities laws, breaches of fiduciary duty or similar material violations of U.S. law by us or any of our agents. Under Nasdaq rules, the approval of the audit committee is also required to effect related-party transactions that would be required to be disclosed in our annual report.

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

        Our audit committee, which is composed solely of independent directors, is authorized to also act as our nominating committee and compensation committee. The nominating committee is responsible for, among other things, assisting our board of directors in identifying prospective director nominees and recommending nominees for each annual meeting of shareholders to the board of directors. While our compensation committee is authorized to administer, among other things, the reviewing and approving annual base salaries, annual incentive bonuses, including the specific goals and amount, employment agreements, and any other benefits, compensation or arrangements of our executive officers, our Board of Directors has administered these issues in recent years.

Israeli Companies Law

Board of Directors

         According to the Companies Law and our articles of association, the oversight of the management of our business is vested in our board of directors. The board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders. As part of its powers, our board of directors may cause us to borrow or secure payment of any sum or sums of money for our purposes, at times and upon such terms and conditions as it thinks fit, including the grant of security interests in all or any part of our property. Our board of directors may consist of between three and seven directors and currently consists of seven directors.

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

        Our outside directors are Mr. Nir, who was re-elected to a third three-year term in 2008 and Mr. Shamir and Mr. Levinberg who were each elected to a three-year term in 2008.

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

        The role of the audit committee under the Companies Law is to identify deficiencies in the management of our business, including in consultation with the internal auditor and our independent accountants, to suggest remedial measures and to approve specified related party transactions. Under the Companies Law, the audit committee may not approve an action or a transaction with related parties or with its office holders unless at the time of approval at least two outside directors are serving as members of the audit committee and at least one of whom was present at the meeting in which any approval was granted. Our audit committee consists of Messrs. Motil, Nir, Levinberg and Shamir. Our audit committee also performs other functions as described above under “Nasdaq Requirements.”

        Option Committee

        While our Option Committee is authorized to administer our share option plan, subject to certain exceptions, our Board of Directors has administered our share option plan in recent years. Our Option Committee and Board are empowered, among other things, to approve option grants, optionees, dates of grant and the exercise price of options, subject to guidelines adopted by our board of directors. Messrs. Paneth, Tamir and Nir are currently the members of our option committee. Grants of options to executive officers and directors require approvals in addition to the Option Committee pursuant to the Companies Law and Nasdaq rules.

Internal Auditor

        Under the Companies Law, our board of directors is required to appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine, among other things, whether our actions comply with the law and proper business procedure. The internal auditor may not be an interested party, an office holder, or a relative of any of the foregoing, nor may the internal auditor be our independent accountant or its representative.

        The Companies Law defines the term “interested party” to include a person who:

—	holds 5% or more of our outstanding share capital or voting rights;

—	has the right to appoint one or more directors or the general manager; or

—	who serves as a director or as the general manager.

Approval of Specified Related Party Transactions Under Israeli Law

Fiduciary Duties of Office Holders

        The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means to obtain:

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

Approval of Private Placements

        Under the Companies Law, a private placement of securities requires approval by the board of directors and the shareholders of the company if it will cause a person to become a controlling shareholder or if:

—	the securities issued amount to 20% or more of the company's outstanding voting rights before the issuance;

—	some or all of the consideration is other than cash or listed securities or the transaction is not on market terms; and

—	the transaction will increase the relative holdings of a shareholder that holds 5% or more of the company’s outstanding share capital or voting rights or that will cause any person to become, as a result of the issuance, a holder of more than 5% of the company’s outstanding share capital or voting rights.

D.	EMPLOYEES

        The numbers and breakdowns of our employees as of the end of the past three years are set forth in the following table:

	As of December 31,
	2006	2007	2008(1)

Numbers of employees by geographic location
Israel	205	229	181
Elsewhere	23	20	17

Total workforce	228	249	198

Numbers of employees by category of activity
MIS, finance and administration	28	29	29
Research and development	144	163	114
Manufacturing, testing and quality assurance	16	17	14
Sales and marketing	40	40	41

Total workforce	228	249	198

(1)	The number of employees excludes employees whose last employment date was December 31, 2008.

        Our number of employees increased by 21 between December 31, 2006 and December 31, 2007, mainly due to an increase in the number of employees engaged in product development related to new products and product features.

        Our number of employees decreased by 51 between December 31, 2007 and December 31, 2008, mainly due to a decrease in headcount effected in November 2008. This decrease, which occurred mainly in the research and development department, was made in order to increase our efficiency and decrease the costs of our operations.

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

        Israeli labor laws and regulations are applicable to all of our employees in Israel. The laws principally concern matters such as paid annual vacation, paid sick days, the length of the workday, payment for overtime, insurance for work-related accidents, severance pay and other conditions of employment. Israeli law generally requires severance pay, which may be funded, in whole or in part, by Managers’ Insurance described below, in certain circumstances, including the retirement or death of an employee or termination of employment without cause, as defined under Israeli law. The payments to Managers’ Insurance in respect of severance obligations amount to approximately 8.3% of wages. Furthermore, Israeli employees are required to pay predetermined sums to the National Insurance Institute. The payments to the National Insurance Institute are approximately 17.5% of wages, of which the employee contributes approximately 12% and the employer contributes approximately 5.5%.

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

        As of June 15, 2009, Messrs. Eric Paneth and Izhak Tamir, each beneficially owned 1,679,267 ordinary shares, or 9.9% of our ordinary shares. This includes options to purchase (i) 60,000 of our ordinary shares at nominal value, which expire in August 2010, and (ii) 420,000 of our ordinary shares at $27.14 per share, which expire in June 2012.

        Except for Messrs. Paneth and Tamir, none of our executive officers or directors beneficially owns 1% or more of our outstanding ordinary shares.

        At June 15, 2009, outstanding options to purchase a total of 5,739,158 ordinary shares (including options whose vesting is subject to our meeting specified performance goals) were outstanding under our share incentive plan, of which options to purchase a total of 3,171,101 ordinary shares were held by our directors and officers (13 persons) as a group. Our share incentive plan is administered by the board of directors or by an option committee of our board of directors, which is empowered, subject to applicable law, to determine the optionees, dates of grant and the exercise price of options. Unless otherwise decided by our board of directors or the option committee, options granted under the share incentive plan are non-assignable except by the laws of descent. The outstanding options are exercisable at purchase prices which range from $0 to $27.14 per share, vest mainly over periods of up to four to six years, and have expiration dates which range from 2009 to 2017.

Performance-based Options of Eric Paneth and Izhak Tamir

        At our annual general meeting of shareholders held on July 3, 2008, our shareholders approved option grants to each of Mr. Paneth and Mr. Tamir under a multi-year incentive plan pursuant to the following terms:

—	the exercise price per share is $6.19, which was the closing price per share of our ordinary shares on the Nasdaq Global Market on the last trading day preceding the date of the annual general meeting;

—	the options are divided into five annual tranches of 75,000 ordinary shares each (for an aggregate of 375,000 options over five years) and vest, for so long as the option holder continues to serve, only if the applicable cumulative revenue thresholds are met, as follows:

š	$50 million for 2009;

š	$130 million for 2009-2010;

š	$250 million for 2009-2011;

š	$420 million for 2009-2012; and

š	$600 million for 2009-2015.

—	the options expire six months after the earlier of (i) the date on which our independent auditor delivers to us its signed audit report with respect to our consolidated financial statements for 2016 or (ii) the termination of the option holder’s service;

—	if the revenue threshold for any period set forth above is met, then the option tranche relating to that period will vest, and any unvested option tranches relating to any previous periods will also vest; and

—	notwithstanding the foregoing, if the revenue threshold of the final option tranche is met prior to the end of the applicable period, then that option tranche (and any previous unvested option tranches) will vest (but in any event not before the delivery of the signed audit report with respect to our annual consolidated financial statements with respect to 2013).

        Revenues are determined in accordance with our audited consolidated financial statements for the applicable years. Such financial statements will be prepared in accordance with U.S. GAAP, and the condition with respect to revenues is deemed to be satisfied or not satisfied, as the case may be, on the date on which our independent auditor delivers to us its signed audit report with respect to our annual consolidated financial statements for the applicable year. Our audit committee is authorized to resolve any questions in the interpretation of the terms of the options that may arise.

        Alternatively, all options vest if there is a “Change of Control” prior to the expiration of the term of the options. A “Change of Control” means (i) a merger, share sale or other transaction or series of transactions in which securities possessing a majority of the voting power of our outstanding securities become “beneficially owned” (as such term is used in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) by a person or persons different from the persons holding those securities immediately prior to such transaction(s) or (ii) the sale, transfer or other disposition of all or substantially all of our consolidated assets or business in one or more transactions.

        The foregoing options granted to each of Mr. Tamir and Mr. Paneth, if vested and exercised in full, would constitute an aggregate of approximately 0.5% of our ordinary shares per year, or an aggregate of 2.2% of our currently outstanding ordinary shares for all of his five option tranches. These percentages are based on the number of ordinary shares outstanding on February 28, 2009, after giving effect to the exercise of such person’s options.

        Under U.S. GAAP, until such time as the performance conditions are assumed to be satisfied, the ordinary shares underlying such options are not treated as being outstanding for purposes of computing our fully diluted earnings per share.

Exchange of Corrigent Options

        At our annual meeting of shareholders held in June 2005, our shareholders approved the potential exchanges, from time to time, of all of the vested stock options of Corrigent, which constituted at that time approximately 10% of the outstanding share capital of Corrigent (on a fully diluted basis), for vested options for up to 10% of our outstanding ordinary shares (on a fully diluted basis after giving effect to such issuances). The goal of this program was to simplify our capital structure by increasing our fully diluted ownership percentage of Corrigent to up to 100%. Generally, our option committee, along with the board of directors of Corrigent, determined the persons who were offered an exchange and the amount and terms of such exchange. Corrigent options are exercisable for the par value of Corrigent shares, $0.01 per share, and the Orckit options granted in the exchanges would be exercisable at the same price. The issuance of our ordinary shares upon the exercise of our options received in any exchange is expected to be covered by a Registration Statement on Form S-8 filed with the SEC under the Securities Act of 1933, as amended.

        In September 2007, we effected exchanges of all Corrigent options held by each of Eric Paneth and Izhak Tamir for 240,204 Orckit options. Each of Eric Paneth and Izhak Tamir subsequently exercised the Orckit options issued in this exchange for Orckit shares and, as of March 31, 2009, have not sold these shares. In connection with such option exercise, we withheld income tax from each of Eric Paneth and Izhak Tamir at the rate of 48% of the market value of the underlying Orckit shares on the exercise date.

        In November 2008, we effected exchanges of the remaining Corrigent options.

        We have not recorded an expense in our financial statements for the exchanges effected prior to 2008 because, based on independent valuations, the fair value of the Orckit options that we granted in exchange for Corrigent options did not exceed the fair value of the Corrigent options being exchanged. The exchanges effected in 2008 were based on the assumption that the fair values of Orckit and Corrigent are equal which resulted in an expense of $1.8 million in our consolidated statements of operations in 2008.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

        To our knowledge, (A) we are not directly or indirectly owned or controlled (i) by another corporation or (ii) by any foreign government and (B) there are no arrangements, the operation of which may at a subsequent date result in a change in control of Orckit.

        The following table sets forth, as of June 15, 2009, the number of our ordinary shares, which constitute our only voting securities, beneficially owned by (i) all shareholders known to us to own more than 5% of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group. The voting rights of all shareholders are the same. As of June 15, 2009, 16,469,906 of our ordinary shares were outstanding.

Identity of Person or Group	Amount Owned		Percent of Class

Eric Paneth	1,679,267	(1)	9.9%
Izhak Tamir	1,679,267	(2)	9.9%
Neuberger Berman Group LLC	859,627	(3)	5.2%

All directors and executive officers as a group (14 persons)	4,063,524	(4)	22.4%

(1)(2)	Includes, in the case of each of Messrs. Tamir and Paneth, 480,000 ordinary shares issuable upon the exercise of options that are currently vested or vest within 60 days following June 15, 2009. This figure also includes, in the case of each of Messrs. Tamir and Paneth, 420,000 ordinary shares subject to a six-year variable forward sale contract entered into with Credit Suisse Capital LLC on March 1, 2006. Under each such contract, 420,000 ordinary shares were pledged to Credit Suisse as collateral.
(3)	Based on a Schedule 13G filed on June 11, 2009 with the Securities and Exchange Commission, this represents shares beneficially owned by Neuberger Berman LLC and certain affiliated persons by virtue of having the sole power to vote and the shared power to dispose of such shares.
(4)	Includes 1,647,390 ordinary shares which may be purchased pursuant to options exercisable within sixty days following June 15, 2009.

        As of March 1, 2006, each of Mr. Paneth and Mr. Tamir beneficially owned 1,294,063 ordinary shares, or 8.2% of our outstanding ordinary shares. As of March 31, 2007, each beneficially owned 1,224,063, or 7.5% of our outstanding ordinary shares. As of March 31, 2008, each beneficially owned 1,679,267, or 10.0% of our outstanding ordinary shares.

        As of May 31, 2009, there were 36 holders of record of our ordinary shares in the United States who collectively held approximately 92% of our outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

B.	RELATED PARTY TRANSACTIONS

Tikcro Management Agreement

        Following the sale of Tikcro’s business to STMicroelectronics in April 2003, we agreed to provide Tikcro administrative services. For the services rendered Tikcro paid us fees in each of 2006, 2007 and 2008 in the amount of $48,000.

        We believe that any transactions involving affiliated parties were on terms no less favorable to us than could be obtained with non-affiliated parties.

C.	INTERESTS OF EXPERTS AND COUNSEL

        Not applicable

ITEM 8.	FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

        See Item 18.

Legal Proceedings

        For a discussion of our legal proceedings, please see “Item 4B – Information on the Company – Business Overview – Legal Proceedings.”

Dividend Policy

        For a discussion of our dividend policy, please see “Item 5B – Operating and Financial Review and Prospects – Liquidity and Capital Resources – Dividend Policy.”

Significant Changes

        No significant change has occurred since December 31, 2008, except as otherwise disclosed in this Annual Report.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

        Our ordinary shares are quoted on the Nasdaq Global Market under the symbol “ORCT” and the Tel-Aviv Stock Exchange.

         The following table sets forth, for the periods indicated, the high and low sale prices of our ordinary shares as reported on Nasdaq. The price per share of our ordinary shares and share count has been retroactively adjusted to reflect the three-for-one stock split of our ordinary shares as of April 5, 2005.

Calendar Year	Price Per Share
	High	Low

2008	$9.34	$1.90
2007	$12.42	$5.57
2006	$31.22	$6.75
2005	$29.55	$8.03
2004	$8.57	$4.82

Calendar Period	Price Per Share
	High	Low

2009
Second Quarter (through June 15, 2009)	$3.70	$2.06
First Quarter	$3.43	$1.77
2008
First Quarter	$9.34	$4.60
Second Quarter	$8.34	$5.69
Third Quarter	$7.36	$5.67
Fourth Quarter	$6.21	$1.90
2007
First Quarter	$12.42	$9.23
Second Quarter	$11.60	$8.46
Third Quarter	$9.18	$5.57
Fourth Quarter	$9.00	$6.50

Calendar Month	Price Per Share
	High	Low

2009
May	$3.48	$2.55
April	$3.70	$2.06
March	$2.35	$1.77
February	$2.94	$1.90
January	$3.43	$2.43
2008
December	$3.24	$2.13

         The following table sets forth, for the periods indicated, the high and low sale prices of our ordinary shares as reported on the Tel-Aviv Stock Exchange.

Calendar Year	Price Per Share
	High	Low

2008	$9.23	$2.10
2007	$12.41	$5.85
2006	$30.91	$6.78
2005	$29.43	$7.95
2004	$8.53	$4.93

Calendar Period	Price Per Share
	High	Low

2009
Second Quarter (through June 15, 2009)	$4.07	$2.05
First Quarter	$3.38	$1.90

2008
First Quarter	$9.27	$4.54
Second Quarter	$7.96	$5.85
Third Quarter	$7.29	$5.58
Fourth Quarter	$6.23	$2.10
2007
First Quarter	$12.41	$9.33
Second Quarter	$11.76	$8.57
Third Quarter	$9.18	$5.85
Fourth Quarter	$9.07	$6.55

Calendar Month	Price Per Share
	High	Low

2009
May	$3.41	$2.61
April	$4.07	$2.05
March	$2.12	$1.90
February	$3.04	$2.03
January	$3.38	$2.48
2008
December	$3.17	$2.10

The share prices as presented above in U.S. dollars were originally denominated in NIS and were converted to U.S. dollars using the representative exchange rate between the US dollar and the NIS published by the Bank of Israel for each applicable day in the presented period.

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

         We have two types of general shareholders' meetings: the annual general meetings and extraordinary general meetings. Directors are elected only at annual general meetings. These meetings may be held either in Israel or in any other place the board of directors determines. An annual general meeting must be held in each calendar year, but not more than 15 months after the last annual general meeting. Our board of directors may convene an extraordinary meeting, from time to time, at its discretion and is required to do so upon the request of shareholders holding at least 5% of our ordinary shares.

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

        This summary does not consider all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders by reason of their particular circumstances, including potential application of the U.S. federal alternative minimum tax, or any aspect of state, local or non-U.S. federal tax laws or U.S. federal tax laws other than U.S. federal income tax laws. In addition, this summary is directed only to U.S. Holders that hold our ordinary shares as “capital assets” within the meaning of Section 1221 of the Code and does not address the considerations that may be applicable to particular classes of U.S. Holders, including financial institutions, regulated investment companies, real estate investment trusts, pension funds, insurance companies, broker-dealers, tax-exempt organizations, grantor trusts, partnerships or other pass-through entities and partners or other equity owners in such partnerships or pass-through entities, U.S. Holders whose functional currency is not the U.S. dollar, U.S. Holders who have elected mark-to-market accounting, U.S. Holders who acquired our ordinary shares through the exercise of options or otherwise as compensation, U.S. Holders who hold our ordinary shares as part of a “straddle,” “hedge” or “conversion transaction,” U.S. Holders selling our ordinary shares short, U.S. Holders deemed to have sold our ordinary shares in a “constructive sale,” and U.S. Holders, directly, indirectly or through attribution, of 10% or more (by vote or value) of our outstanding ordinary shares. If a partnership (including for this purpose any entity, domestic or foreign, treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ordinary shares, the U.S. federal income tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership.

        Each U.S. Holder should consult with its own tax advisor as to the particular tax consequences to it of the purchase, ownership and sale of our ordinary shares, including the effects of applicable tax treaties, state, local, foreign or other tax laws and possible changes in the tax laws.

Sale, Exchange or Other Taxable Disposition of Ordinary Shares

        Subject to the discussion below under “Passive Foreign Investment Company Status,” a U.S. Holder’s sale, exchange or other taxable disposition of ordinary shares generally will result in the recognition by such U.S. Holder of capital gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s tax basis in the ordinary shares disposed of (determined in U.S. dollars). This gain or loss will be long-term capital gain or loss if such ordinary shares have been held or are deemed to have been held for more than one year at the time of the disposition. Individual U.S. Holders currently are subject to a maximum tax rate of 15% on long-term capital gains for tax years beginning on or before December 31, 2010. Short-term capital gains generally are taxed at the same rates applicable to ordinary income. If the U.S. Holder’s holding period on the date of the taxable disposition is one year or less, such gain or loss is treated as a short-term capital gain or loss. See “Israeli Tax Considerations –Capital Gains Tax” for a discussion of taxation by Israel of capital gains realized on sales of our ordinary shares. Any capital loss realized upon the taxable disposition of ordinary shares generally is deductible only against capital gains and not against ordinary income, except that non-corporate U.S. Holders generally may deduct annually from ordinary income up to $3,000 of capital losses in excess of capital gains. In general, any capital gain or loss recognized by a U.S. Holder upon the taxable disposition of ordinary shares will be treated as U.S.-source income or loss for U.S. foreign tax credit purposes. However, under the tax treaty between the United States and Israel, gain derived from the taxable disposition of ordinary shares by a U.S. Holder who is a resident of the U. S. for purposes of the treaty and who sells the ordinary shares within Israel may be treated as foreign-source income for U.S. foreign tax credit purposes.

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

Treatment of Distributions

        For U.S federal income tax purposes, the amount of any distribution with respect to our ordinary shares will equal the amount of cash distributed, the fair market value of any property distributed and the amount of any Israeli taxes withheld on such distribution as described below under “Israeli Tax Considerations – Tax on Dividends.” Other than distributions in liquidation or in redemption of our ordinary shares that are treated as exchanges, a distribution with respect to our ordinary shares to a U.S. Holder generally will be treated as a dividend to the extent the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of any distribution that exceeds these earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis in his, her or its ordinary shares (but not below zero), and then generally as capital gain from a deemed sale or exchange of such ordinary shares. Corporate U.S. Holders generally will not be allowed a deduction under Section 243 of the Code for dividends received on our ordinary shares and thus will be subject to tax at the rate applicable to their taxable income. Currently, a noncorporate U.S. Holder’s “qualified dividend income” generally is subject to tax at a rate of 15%. For this purpose, “qualified dividend income” generally includes dividends paid by a foreign corporation if, among other things, the noncorporate U.S. Holder meets certain minimum holding period requirements and either (a) the stock of such corporation is readily tradable on an established securities market in the U.S., including the Nasdaq National Market, or (b) such corporation is eligible for the benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The U.S. Secretary of the Treasury has indicated that the income tax treaty between the U.S. and Israel is satisfactory for this purpose. Dividends paid by us will not qualify for the 15% U.S. federal income tax rate, however, if we are treated, for the tax year in which the dividends are paid or the preceding tax year, as a “passive foreign investment company” for U.S. federal income tax purposes. See the discussion below under the heading “Passive Foreign Investment Company Status.”

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

        Based on the approach to valuation of a public company’s assets set forth in the legislative history of the 1997 Act and the composition and value of our gross assets during 2007 and 2008, it is likely that we would be deemed to have been a PFIC during each of such years. For 2005 and 2006, we believe, based on the composition of our gross income and the composition and value of our gross assets during such years, that we would not be deemed to have been a PFIC in either of such years, although it is likely that we would have been deemed a PFIC in 2002, 2003 and 2004. There can be no assurance that we will not be deemed a PFIC in any future tax year.

        Accordingly, U.S. Holders are urged to consult their own tax advisors for guidance as to the consequences of our status as a PFIC in any tax year. For those U.S. Holders who determine that we are a PFIC in any tax year and notify us in writing of their request for the information required in order to effectuate the QEF Election described below, we will promptly make such information available to them.

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

        As an alternative to a QEF Election, a U.S. Holder generally may elect to mark his, her or its ordinary shares to market annually, recognizing ordinary income or loss (subject to certain limitations) equal to the difference, as of the close of the tax year, between the fair market value of his, her or its ordinary shares and the adjusted tax basis of such shares. If a mark-to-market election with respect to ordinary shares is in effect on the date of a U.S. Holder’s death, the normally available step-up in tax basis to fair market value will not be available. Rather, the tax basis of the ordinary shares in the hands of a U.S. Holder who acquires them from a decedent will be the lesser of the decedent’s tax basis or the fair market value of the ordinary shares. Once made, a mark-to-market election generally continues unless revoked with the consent of the U.S. Internal Revenue Service.

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

Information Reporting and Backup Withholding

        Payments in respect of our ordinary shares that are made in the U.S. or by certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding tax at rates equal to 28% through 2010 and 31% after 2010 (unless legislation is enacted that provides otherwise). Information reporting will not apply, however, with respect to payments to certain U.S. Holders, including corporations and tax-exempt organizations. In addition, backup withholding will not apply to a U.S. Holder that (i) is a corporation or comes within certain exempt categories, and demonstrates that fact when so required, or (ii) furnishes a correct taxpayer identification number and furnishes other required certifications. U.S. Holders required to establish their exemption from backup withholding generally must provide a certification on IRS Form W-9 (or substitute form). Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service. U.S. Holders should consult their own tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable.

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

Corporate Tax Structure

        Generally, Israeli companies are subject to corporate tax on their taxable income at the rate of 27% for the 2008 tax year. Following an amendment to the Israeli Income Tax Ordinance, or the Tax Ordinance, which came into effect on January 1, 2006, the corporate tax rate is scheduled to further decrease as follows: 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived from assets purchased after January 1, 2003. However, the effective tax rate payable by a company that derives income from an Approved Enterprise program may be considerably less, as further discussed below.

        Following an additional amendment to the Tax Ordinance, which came into effect on January 1, 2009, an Israeli corporation may elect a 5% rate of corporate tax (instead of 25%) for income from dividend distributions received from a foreign subsidiary which is used in Israel in 2009, or within one year after actual receipt of the dividend, whichever is later. The 5% tax rate is subject to various conditions, which include conditions with regard to the identity of the corporation that distributes the dividends, the source of the dividend, the nature of the use of the dividend income and the period during which the dividend income will be used in Israel.

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

        On April 1, 2005, an amendment to the Investments Law came into force. Pursuant to the amendment, a company’s facility will be granted the status of “Approved Enterprise” only if it is proven to be an industrial facility (as defined in the Investments Law) that contributes to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product. The amendment provides that the Israeli Tax Authority and not the Investment Center will be responsible for an Approved Enterprise under the alternative package of benefits, referred to as a “Benefited Enterprise”. A company wishing to receive the tax benefits afforded to a Benefited Enterprise is required to select the tax year from which the period of benefits under the Investment Law are to commence by simply notifying the Israeli Tax Authority on the earlier of the submission of the tax return or the date which the tax return is supposed to be submitted. In order to be recognized as owning a Benefited Enterprise, a company is required to meet a number of conditions set forth in the amendment, including making a minimal investment in manufacturing assets for the Benefited Enterprise. The amendment will apply to approved enterprise programs in which the year of election under the Investments Law is 2004 or later, unless such programs received approval from the Investment Center on or prior to December 31, 2004 in which case the amendment provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. There can be no assurance that we will receive future benefits under such amendment to the Investments Law. Part of our income has been generated through our Approved Enterprises. If a company that has elected the “alternative package” distributes to its shareholders a cash dividend from tax-exempt income attributable to it, it would incur a tax liability on the amount distributed at the rate (10% to 25%) which would have been applicable had the company not elected the alternate package, and it will have to withhold tax at the rate of 15% with respect to the dividend distributed. Our taxes outside of Israel, mainly in Japan and the United States, are dependent on our operations in each jurisdiction as well as relevant laws and treaties.

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

        Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on Nasdaq or a recognized stock market outside of Israel, provided that such capital gains are not derived from a permanent establishment in Israel, that such shareholders are not subject to the Adjustments Law and that such shareholders did not acquire their shares prior to the issuer’s initial public offering (in which case a partial exemption may be available). However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of 25% or more in such non-Israeli corporation, or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

        In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

        Pursuant to a treaty between the governments of the United States and Israel, known as the U.S.-Israel Tax Treaty, the sale, exchange or disposition of shares by a person who holds the ordinary shares as a capital asset, who qualifies as a resident of the United States within the meaning of the treaty and who is entitled to claim the benefits afforded to a U.S. resident by the treaty will generally not be subject to Israeli capital gains tax. This exemption does not apply if the person holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the applicable sale, exchange or disposition, subject to specified conditions. However, under the treaty, such person would be permitted to claim a credit for the capital gains tax paid in Israel against the U.S. federal income tax imposed with respect to the applicable sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The treaty does not relate to U.S. state or local taxes.

Tax on Dividends

        Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends. On distributions of dividends other than bonus shares or stock dividends, the income tax rate is 20%, or 25% for a shareholder that is considered a significant shareholder at any time during the 12-month period preceding such distribution, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence and a special certificate is provided. If the income out of which the dividend is being paid is attributable to an Approved Enterprise (or Benefited Enterprise), the rate is generally 15%. Under the U.S.-Israel Tax Treaty, if the income out of which the dividend is being paid is not attributable to an Approved Enterprise (or Benefited Enterprise) and if not more than 25% of our gross income consists of interest or dividends, then income tax with respect to shareholders that are U.S. corporations holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year, is required to be withheld at the rate of 12.5%.

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

General

        We are exposed to market risk, including movements in interest rates and foreign currency exchange rates. Our primary market risk exposure occurs because we generate a substantial part of our revenues in Yen and Euro, but incur a majority of our salaries and related expenses and part of our other expenses in NIS. In 2009, we may also begin to generate substantial revenues in other currencies. Our convertible notes are also denominated in NIS. As of December 31, 2008, we have investments denominated in NIS and linked to the Israeli CPI in an amount substantially equivalent to the debt value of our notes. We may not have such an amount in the future.

        From time to time, in management’s discretion, we may engage in hedging or other transactions intended to manage risks relating to foreign currency exchange rates. As of February 28, 2009, we were not involved in any hedging transactions. We may in the future undertake hedging or other similar transactions or invest in market risk sensitive instruments when our management determines that it is necessary to offset these risks.

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

         The table below presents our balance sheet exposure as of December 31, 2008 at fair value related to market risk sensitive instruments, mainly short term receivables, cash, cash equivalents and payables in currencies other than U.S. dollars. Substantially all of such balance is in the currencies set forth in the table below. The information is presented in U.S. dollars (in millions), which is our reporting currency (liabilities are presented in brackets).

        Please see also the explanatory notes below the table.

New Israeli Shekels	European Euro	Japanese Yen	Total

(3.7)	1.5	2.1	(0.1)

        Explanatory notes:

    1)        Total balance sheet exposure relating to market risk sensitive instruments is the sum of the absolute figures (excess of assets over liabilities in the amount of $0.1 million). A devaluation of 5% of the U.S. dollar compared to the NIS would cause a decrease in expenses of approximately $185,000. A devaluation of 5% of the U.S. dollar compared to the Euro would cause an increase in expenses of approximately $75,000. A devaluation of 5% of the U.S. dollar compared to the Yen would cause an increase in expenses of approximately $105,000.

    2)        The data presented in the table reflects the exposure after taking into account the effect of the “natural” hedging.

Interest Rate Risk Management

        As of December 31, 2008, we had $15.2 million of cash and cash equivalents, $31.5 million of short-term marketable securities, $1.5 million of short-term bank deposits, and $18.6 million of long-term marketable securities. Our trading securities mature as follows: $28.6 million in 2009, and $21.5 million over a period of one to 11 years until 2019. Due to the relatively short-term maturities of a substantial part of our cash, deposits and securities portfolio, and the intent to hold most of our securities until maturity, an immediate 10% change in the current interest rates (for example, from 5.0% to 5.5%) is not expected to have a material effect on its near-term financial condition or results of operations.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

        We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2008. The evaluation was performed with the participation of our senior management and under the supervision and with the participation of our chief executive officer and chief financial officer. Based on this evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective to alert them on a timely basis to material information required to be included in our periodic reports with the Securities and Exchange Commission.

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

        Our management (with the participation of our chief executive officer and chief financial officer) conducted an evaluation, pursuant to Rule 13a-15(c) under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of our internal control over financial reporting based on the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of this evaluation, management assessed the effectiveness of our internal control over financial reporting as at December 31, 2008 and concluded that our internal control over financial reporting was effective as of December 31, 2008.

Attestation Report of the Registered Public Accounting Firm

        See report of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, included under Item 18 on page F-2.

Changes in Financial Control Over Financial Reporting

        There were no changes in our internal control over financial reporting that occurred during 2008 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

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

        At our annual general meeting held in July 2008, our shareholders re-appointed Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, to serve as our independent auditors. These accountants billed the following fees to us for professional services in each of the last two fiscal years:

	Year Ended December 31,
	2008	2007

Audit Fees	$221,000	$106,000
Audit-Related Fees	12,000	34,000
Tax Fees	17,000	19,000
All Other Fees	-	19,000

Total	$250,000	$178,000

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

         None of the fees paid by us to our independent auditors during 2008 were for services approved pursuant to Rule 2-01(c)(7)(i)(C) of Regulation S-X

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

        Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

        Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE.

        We follow the Companies Law, the relevant provisions of which are summarized in this Annual Report, rather than comply with the Nasdaq requirements relating to: (i) the quorum for shareholder meetings, as described in “Item 10B – Memorandum and Articles of Association – Voting, Shareholders’ Meetings and Resolutions”; (ii) sending annual reports to shareholders, as described in “Item 10H – Documents on Display”; and (iii) shareholder approval with respect to issuance of securities under equity based compensation plans. Nasdaq rules generally require shareholder approval when an equity based compensation plan is established or materially amended, but we follow the Companies Law, which requires approval of the board of directors or a duly authorized committee thereof, unless such arrangements are for the compensation of directors, in which case they also require audit committee and shareholder approval.

ITEM 17.	FINANCIAL STATEMENTS

        See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

        Our consolidated financial statements and related auditors’ report for the year ended December 31, 2008 are attached to this Annual Report.

ITEM 19.	EXHIBITS

        The following exhibits are filed as part of this Annual Report:

Exhibit No.	Exhibit

†1.1[9]	Memorandum of Association, as amended.

1.2[8]	Sixth Amended and Restated Articles of Association.

1.3[4]	Bonus Rights Agreement, dated as of November 20, 2001, between Orckit Communications Ltd. and American Stock Transfer & Trust Company, as Rights Agent.

1.4[1]	Amendment No. 1, dated as of February 5, 2003, to Bonus Rights Plan, dated as of November 20, 2001, between Orckit Communications Ltd. and American Stock Transfer & Trust Company, as Rights Agent.

4.1[8]	Orckit Israeli Share Incentive Plan, as amended.

†4.5[3]	Lease Agreement, dated September 28, 1999, between Orckit Communications Ltd. and Gush 7093 Helka 162 Ltd., private company # 51-058315-6.

4.6[5]	Corrigent Stock Option Plan (2001).

4.10[7]	Orckit Communications Ltd. 2003 Subsidiary Employee Share Incentive Plan.

4.15[9]	Amended and Restated Employment Agreement, dated as of June 23, 2005, between Orckit Communications Ltd. and Eric Paneth.

4.16[9]	Amended and Restated Employment Agreement, dated as of June 23, 2005, between Orckit Communications Ltd. and Izhak Tamir.

4.17[10]	English summary of the terms and conditions of Convertible Notes issued in March 2007.

8.1*	Subsidiaries of Orckit Communications Ltd.

12.1*	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant §302 of the Sarbanes-Oxley Act

12.2*	Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant §302 of the Sarbanes-Oxley Act

13.1*	Certification of Principal Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant §906 of the Sarbanes-Oxley Act

13.2*	Certification of Principal Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act

15.1*	Consent of Kesselman & Kesselman, independent auditors of Orckit Communications Ltd.

†	Translated in full or summary version; the original language version is on file with Orckit Communications Ltd. and is available upon request.

[1]	Incorporated by reference to Orckit Communications Ltd.‘s Registration Statement (File No. 000-28724) on Form 8-A/A.

[2]	Incorporated by reference to Orckit Communications Ltd.‘s Registration Statement (File No. 333-12178) on Form S-8.

[3]	Incorporated by reference to Orckit Communications Ltd.‘s Annual Report on Form 20-F for the fiscal year ended December 31, 2000.

[4]	Incorporated by reference to Orckit Communications Ltd.‘s Registration Statement (File No. 000-28724) on Form 8-A.

[5]	Incorporated by reference to Orckit Communications Ltd.‘s Annual Report on Form 20-F for the fiscal year ended December 31, 2001.

[6]	Incorporated by reference to Orckit Communications Ltd.‘s Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

[7]	Incorporated by reference to Orckit Communications Ltd.‘s Annual Report on Form 20-F for the fiscal year ended December 31, 2002.

[8]	Incorporated by reference to Orckit Communication Ltd.‘s Registration Statement on Form S-8 (File No. 333-131991).

[9]	Incorporated by reference to Orckit Communications Ltd.‘s Annual Report on Form 20-F for the fiscal year ended December 31, 2005.

[10]	Incorporated by reference to Orckit Communications Ltd.‘s Annual Report on Form 20-F for the fiscal year ended December 31, 2006.

*	Filed herewith.

SIGNATURES

        The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ORCKIT COMMUNICATIONS LTD. By: /s/ Izhak Tamir —————————————— Izhak Tamir President Date: June 22, 2009

ORCKIT COMMUNICATIONS LTD.

(An Israeli Corporation)

2008 CONSOLIDATED FINANCIAL STATEMENTS

ORCKIT COMMUNICATIONS LTD.

(An Israeli Corporation)

2008 CONSOLIDATED FINANCIAL STATEMENTS

The amounts are stated in U.S. dollars ($) in thousands.

Kesselman & Kesselman Certified Public Accountants Trade Tower, 25 Hamered Street Tel Aviv 68125 Israel P.O Box 452 Tel Aviv 61003 Telephone +972-3-7954555 Facsimile +972-3-7954556

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

ORCKIT COMMUNICATIONS LTD.

We have audited the accompanying consolidated balance sheets of Orckit Communications Ltd. (“the Company”) and its subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008. We also have audited the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s Board of Directors and management are responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying ‘Management’s Annual Report on Internal Control over Financial Reporting’ under Item 15. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the COSO.

As discussed in note 1k to the consolidated financial statements, the Company changed its method of accounting for uncertainty in income taxes in 2007.

Tel Aviv, Israel	/s/ Kesselman & Kesselman
June 22, 2009	Certified Public Accountants (Isr.)

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	December 31
	2007	2008

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$26,796	$15,245
Marketable securities (note 9a, 1c)	39,929	31,486
Bank deposit (note 9e)	1,500	1,500
Trade receivables (note 9b)	49	3,820
Other current assets (note 9c)	1,632	3,638
Inventories (note 9d, 1d)	1,347	1,771

T o t a l current assets	71,253	57,460

LONG-TERM INVESTMENTS:
Marketable securities (note 9a, 1c)	33,008	18,590
Other (note 1c, 3a)	4,588	4,165

	37,596	22,755

PROPERTY AND EQUIPMENT - net (note 2, 1e,1f)	1,384	1,378

DEFERRED ISSUANCE COSTS, net of accumulated amortization (note 1g)	781	596

T o t a l assets	$111,014	$82,189

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Trade payables	$4,292	$4,654
Accrued expenses and other payables (note 9f)	8,240	8,296
Deferred income (note 9g)	1,045	2,787

T o t a l current liabilities	13,577	15,737

LONG-TERM LIABILITIES:
Accrued severance pay and other (note 3, 1k)	4,553	3,960
Convertible subordinated notes (note 4)	25,476	25,731

T o t a l long-term liabilities	30,029	29,691

COMMITMENTS AND CONTINGENT LIABILITY (note 5)
T o t a l liabilities	43,606	45,428

SHAREHOLDERS' EQUITY (note 6):
Share capital - ordinary shares of no par value
(authorized: 50,000,000 shares; issued: December 31, 2007 - 18,987,573 shares;
December 31, 2008 - 19,048,336 shares; outstanding: December 31, 2007 -
16,342,734 shares; December 31, 2008 - 16,403,497 shares) and additional
paid in capital	338,021	341,692
Accumulated deficit	(264,365)	(296,652)
Accumulated other comprehensive loss	(604)	(2,635)
Treasury shares, at cost (2,644,839 ordinary shares)	(5,644)	(5,644)

T o t a l shareholders' equity	67,408	36,761

T o t a l liabilities and shareholders' equity	$111,014	$82,189

The accompanying notes are an integral part of the consolidated financial statements.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Year ended December 31
	2006	2007	2008

REVENUES (note 9h, 1i)	$63,648	$9,906	$17,256
COST OF REVENUES (note 9i)	30,219	4,826	9,606

GROSS PROFIT	33,429	5,080	7,650
RESEARCH AND DEVELOPMENT EXPENSES - net (note 9j, 1l)	15,554	20,158	22,859
SELLING, GENERAL AND ADMINISTRATIVE
EXPENSES	16,017	16,902	19,164

OPERATING INCOME (LOSS)	1,858	(31,980)	(34,373)
INCOME FROM DEVALUATION OF CONVERSION
FEATURE EMBEDDED IN CONVERTIBLE NOTES (note 4)	-	3,480	2,265
FINANCIAL INCOME (EXPENSES ) - net (note 9k)	3,346	2,172	(179)
LITIGATION SETTLEMENT INCOME (note 9l)	-	14,231	-

NET INCOME (LOSS)	$5,204	$(12,097)	(32,287)

EARNINGS (LOSS) PER SHARE ("EPS") (note 9n, 1n):
Basic	$0.34	$(0.76)	$(1.97)

Diluted	$0.31	$(0.76)	$(1.97)

WEIGHTED AVERAGE NUMBER OF SHARES
USED IN COMPUTATION OF EPS (in thousands):
Basic	15,419	15,911	16,386

Diluted	16,606	15,911	16,386

The accompanying notes are an integral part of the consolidated financial statements.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(U.S. dollars in thousands)

	Share capital and additional paid in capital		Accumulated deficit	Accumulated other comprehensiveloss	Treasury shares	Total shareholders' equity
	Number of shares (in thousands)	Amount

BALANCE AT JANUARY 1, 2006	14,629	$332,015	$(257,305)	-	$(5,644)	$69,066
CHANGES DURING 2006:
Net income			5,204			5,204
Exercise of options granted to employees	1,053	1,738				1,738
Compensation related to employee stock option grants		855				855

BALANCE AT DECEMBER 31, 2006	15,682	334,608	(252,101)	-	(5,644)	76,863
CHANGES DURING 2007:
Net loss			(12,097)			(12,097)
Unrealized losses on available-for-sale marketable securities, net				(604)		(604)

T o t a l comprehensive loss						(12,701)

Initial adoption of FIN 48			(167)			(167)
Exercise of options granted to employees	661	749				749
Compensation related to employee stock option grants		2,664				2,664

BALANCE AT DECEMBER 31, 2007	16,343	338,021	(264,365)	(604)	(5,644)	67,408
CHANGES DURING 2008:
Net loss			(32,287)			(32,287)
Unrealized losses on available-for-sale marketable securities, net				(2,031)		(2,031)

T o t a l comprehensive loss						(34,318)

Exercise of options granted to employees	60	160				160
Compensation related to employee stock option grants		3,511				3,511

BALANCE AT DECEMBER 31, 2008	16,403	$341,692	$(296,652)	$(2,635)	$(5,644)	$36,761

The accompanying notes are an integral part of the consolidated financial statements.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended December 31
	2006	2007	2008

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) for the year	$5,204	$(12,097)	$(32,287)
Adjustments to reconcile net income (loss) to net cash
used in operating activities:
Depreciation and amortization:
Property and equipment	2,160	1,719	990
Deferred issuance costs	-,-	136	185
Accrued interest, premium amortization and currency differences on
marketable securities	675	(7,431)	(2,117)
Impairment of marketable securities	-,-	-,-	415
Increase (decrease) in accrued severance pay	568	112	(186)
Compensation related to employee stock option grants, net	855	2,664	3,511
Devaluation of conversion feature embedded in convertible notes	-,-	(3,480)	(2,265)
Adjustments in the value of convertible notes	-,-	3,204	2,520
Increase in other long-term liabilities	-,-	17	17
Changes in operating assets and liabilities:
Decrease (increase) in trade receivables and other current assets	(1,436)	1,977	(5,456)
Increase (decrease) in trade payables, accrued expenses
and other payables	(13,414)	(2,509)	(6)
Increase (decrease) in deferred income	(25,540)	(2,151)	1,742
Decrease (increase) in inventories	(134)	2,117	(424)

Net cash used in operating activities	(31,062)	(15,722)	(33,361)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(910)	(613)	(984)
Change in funds in respect of accrued severance pay, net	(279)	(281)	116
Investment in long term investments	(1,000)	(134)	(14)
Proceeds from marketable securities held to maturity	58,338	39,022	35,537
Proceeds from marketable securities available for sale	-,-	81	836
Purchase of marketable securities held to maturity	(48,304)	(27,606)	(13,001)
Purchase of marketable securities available for sale	-,-	(5,703)	(840)

Net cash provided by investing activities	7,845	4,766	21,650

CASH FLOWS FROM FINANCING ACTIVITIES:
Exercise of options granted to employees	1,738	749	160
Issuance of convertible subordinated notes, net of $917,000 issuance costs	-,-	24,835	-,-

Net cash provided by financing activities	1,738	25,584	160

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(21,479)	14,628	(11,551)
BALANCE OF CASH AND CASH EQUIVALENTS AT
BEGINNING OF YEAR	33,647	$12,168	$26,796

BALANCE OF CASH AND CASH EQUIVALENTS AT
END OF YEAR	$12,168	$26,796	$15,245

SUPPLEMENTARY DISCLOSURE OF CASH FLOW
INFORMATION - CASH PAID DURING THE YEAR FOR:
Interest paid	$66	$1,268	$2,011

Advances paid to income tax authorities	$73	$35	$35

The accompanying notes are an integral part of the consolidated financial statements.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES:

a.	General:

1)	Nature of operations

Orckit Communications Ltd. (“Orckit”) is an Israeli corporation. Orckit and its subsidiaries (together – the “Company”) are engaged in the design, development, manufacture and marketing of advanced telecom equipment, targeting high capacity broadband services. The Company’s products are transport telecommunication equipment targeting high capacity packetized metropolitan networks. The Company has two product lines : the CM-100 line and the new CM-4000 line. Substantially all revenues to date were derived from sales of products in the CM-100 product line.

The product lines were initiated through its subsidiary, Corrigent Systems Inc. (“Corrigent”), and funded by Orckit.

The Company has entered into distribution agreements with one customer relating to the deployment in Japan of its CM-100 products. Under the distribution agreements and related terms, the Company is obligated to provide warranty and support services with respect to products purchased. The substantial majority of the Company’s revenues in the years ended December 31, 2007 and 2006 were related to these agreements. In 2008, the Company has entered into an agreement for the sale of its CM-100 and CM-4000 product lines to a German customer as a network infrastructure building block for network solutions deployment. In the year ended December 31, 2008, the substantial majority of the Company’s revenues were related to these agreements. See note 9h.

2)	Functional currency

The currency of the primary economic environment in which the operations of the Company are conducted is the U.S. dollar (“dollar” or “$”), since most purchases of materials and components are made in dollars and most of its assets are denominated in dollars.

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

Debt securities that the Company considers selling prior to maturity are classified as available-for-sale. These securities are reported at fair value, with unrealized gains and losses reported as a separate component of comprehensive income (loss) in shareholders’ equity. When securities do not have an active market, fair value is determined using a valuation model. Unrealized losses that are considered to be other-than-temporary are charged to income as an impairment charge.Realized gains and losses on sales of securities, as well as premium or discount amortization, are included in the consolidated statement of operations as financial income or expenses. The Company does not hold these securities for trading purposes. These securities are classified as short-term investments.

2)	Other investments

These investments include severance pay funds (December 31, 2007 – $3.5 million; December 31, 2008 – $3.0 million) and an equity long-term investment (December 31, 2007 and 2008 – $1.1 million) recorded at cost.

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

Cost of finished products that are manufactured completely by subcontractors are determined based on the specific cost of each product. The Company writes down product inventory based on forecasted demand and technological obsolescence.

e.	Property and equipment:

1)	These assets are stated at cost.

2)	The assets are depreciated by the straight-line method on the basis of their estimated useful life, as follows:

Years

Computers, software and equipment	3
Office furniture and equipment	6-10

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

Revenues from sales of products are recognized when delivery occurs and title passes to the customer, provided that appropriate signed documentation of an arrangement exists, the fee is fixed or determinable and collectability is reasonably assured.

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

The Company grants customer post-contract hardware and software support services (“PCS”) in connection with its sales. Accordingly, until VSOE of the fair value of PCS was determined, the Company recognized revenue for the entire arrangement ratably over the term of the PCS. Through 2007, the Company did not have VSOE of the fair value of PCS. In 2008, the Company established VSOE of the fair value of PCS, following several instances in which the PCS was sold separately. Therefore, in 2008, revenues from the sale of products were recognized upon delivery (when the criteria mentioned above is met), and the fair value of PCS is deferred and recognized over the term of the PCS. In addition, the product sales’ revenues that were deferred due to lack of VSOE, were recognized upon establishment of VSOE, in 2008.

The Company granted in one of its sales agreements in 2008 a right to purchase, at a discount, upgrades to the systems sold during a limited period. The applicable portion of the discount ascribed to the current sales was deferred and will be recognized only when the Company estimates the customer will not exercise the purchase right it has received, or when the right expires.

The Company does not, in the normal course of business, provide a right of return to its customers.

The deferred income balance as of December 31, 2008 equals the amount of revenues that were due on delivery, but deferred, less applicable product, warranty and other costs and the amounts of deferred revenues due to product upgrade and warranty rights.

The deferred income balance as of December 31, 2007 equals the amount of revenues that were due on delivery, but deferred, less applicable product, warranty and other costs. See also note 9g.

The cost of delivered products is offset against deferred revenues and not presented as inventory – finished goods, since the title has passed to the customer upon delivery.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

j.	Provision for warranty

The Company grants warranty servicing for products sold. The Company expenses such warranty costs at the time revenues from the related sales are recognized. (See also Note 1i. above.) The annual provision is calculated as a percentage of sales, based on historical experience.

k.	Uncertainty in income taxes

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes–an interpretation of FASB Statement No. 109 (“FIN 48”), on January 1, 2007. FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109, Accounting for Income Taxes. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. The Company’s policy is to include interest related to unrecognized tax benefits within financial expenses.

l.	Research and development expenses

Research and development expenses, which consist mainly of labor costs, are charged to income as incurred. Government grants received for development of projects are recognized as a reduction of these expenses.

Effective January 1, 2008, the Company adopted Emerging Issues Task Force (EITF) Issue No. 07-3, “Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities” (“EITF 07-3”). EITF 07-3 requires that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities be deferred and amortized over the period that the goods are delivered or the related services are performed, subject to an assessment of recoverability. The Company’s adoption of EITF 07-3 did not have a material effect on the Company’s consolidated financial statements

m.	Cash equivalents

The Company considers all highly liquid investments, which include short-term bank deposits (up to three months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

n.	Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of shares outstanding during each year, net of treasury shares.

In computing diluted earnings per share, for the year ended December 31, 2006, the potential dilutive effect of outstanding stock options was taken into account using the treasury stock method. The convertible subordinated notes and the outstanding stock options have been excluded from the calculation of the diluted EPS for the year ended December 31, 2007 and 2008 due to their anti-dilutive effect. See also Note 9n.

o.	Comprehensive income (loss)

The Company’s comprehensive income (loss) consists of its net income (loss) and, in the years ended December 31, 2007 and 2008, of unrealized gains and losses derived from marketable securities classified as available for sale under FAS 115. (See also Note 1c above.)

p.	Stock based compensation

The Company implements Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-based Payment” (“FAS 123(R)”). FAS 123(R) requires that awards classified as equity awards be accounted for using the grant-date fair value method. The fair value of share-based payment transactions is recognized as expense over the requisite service period, net of estimated forfeitures. The Company estimated forfeitures based on historical experience and anticipated future conditions

The Company elected to recognize compensation cost for an award with only service conditions that has a graded vesting schedule using the straight-line method over the requisite service period for the entire award. Awards that vest upon performance conditions are recognized using the accelerated method based on the multiple-option award approach.

The Company elected to adopt the modified prospective transition method, permitted by FAS 123(R). Under such transition method, FAS 123(R) has been implemented with no restatement of prior periods. The valuation provisions of FAS 123(R) apply to new awards and to awards modified, repurchased, or cancelled after July 1, 2005. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered that are outstanding as of July 1, 2005 are recognized over the remaining service period using the grant-date fair value of those awards as calculated for pro forma disclosure purposes under FAS 123.

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

r.	Shipping and handling fees and costs

Shipping and handling costs are classified as a component of cost of revenues.

s.	Fair Value Measurement

Effective January 1, 2008, the Company adopted SFAS No. 157, “Fair Value Measurements” (“FAS 157”), and the related effective FSPs. FAS 157 defines fair value, establishes a framework for measuring fair value and enhances fair value measurement disclosure. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches, including market, income and/or cost approaches. FAS157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances. The hierarchy is divided into three levels based on the reliability of inputs. For further disclosure, see Note 8e. The adoption of SFAS 157 and the related FSP’s did not have a material effect on the Company’s consolidated financial position and operating results.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

t.	Recently issued accounting pronouncements

In March 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (SFAS 162), which identifies a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles for nongovernmental entities (the Hierarchy). The Hierarchy within SFAS 162 is consistent with that previously defined in the AICPA Statement on Auditing Standards No. 69, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. The Company does not believe the adoption of this pronouncement will have a material impact on the results of operations, financial position or cash flows.

In June 2008, the FASB issued FASB Staff Position (FSP) Emerging Issues Task Force 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities,” which will become effective in 2009 with retrospective application. Under the FSP, unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents are participating securities and, therefore, are included in computing earnings per share (EPS) pursuant to the two-class method. The two-class method determines EPS for each class of common stock and participating securities according to dividends or dividend equivalents and their respective participation rights in undistributed earnings. The Company will be required to adopt this FSP on January 1, 2009. Upon implementation, the Company does not expect a material impact on diluted and basic EPS.

In December 2007, the FASB ratified EITF Issue No. 07-1, “Accounting for Collaborative Arrangements” (“EITF 07-1”). EITF 07-01 defines collaborative arrangements and establishes reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. EITF 07-1 also establishes the appropriate income statement presentation and classification for joint operating activities and payments between participants, as well as the sufficiency of the disclosures related to these arrangements. EITF 07-1 is effective for fiscal years beginning after December 15, 2008. EITF 07-1 shall be applied using a modified version of retrospective transition for those arrangements in place at the effective date. The Company does not expect the adoption of this Statement to have a material effect on the Consolidated Financial Statements.

In June 2008, the FASB ratified EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (“EITF 07-5”). EITF 07-5 addresses the determination of whether an equity linked financial instrument (or embedded feature) that has all of the characteristics of a derivative under other authoritative U.S. GAAP accounting literature is indexed to an entity’s own stock and would thus meet the first part of a scope exception from classification and recognition as a derivative instrument. EITF 07-5 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company will be required to adopt EITF 07-5 on January 1, 2009. The Company is currently assessing the impact that EITF 07-5 may have on the Consolidated Financial Statements.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

t.	Recently issued accounting pronouncements (continued):

In December 2007, the FASB issued FAS No. 141 (Revised 2007), Business Combinations (“FAS 141(R)”). FAS 141(R) retains the fundamental requirements of the original pronouncement requiring that the purchase method be used for all business combinations. FAS 141(R) defines the acquirer as the entity that obtains control of one or more businesses in the business combination, establishes the acquisition date as the date that the acquirer achieves control and requires the acquirer to recognize the assets acquired, liabilities assumed and any noncontrolling interest at their fair values as of the acquisition date. In addition, FAS 141(R) requires expensing of acquisition-related and restructure-related costs, remeasurement of earn-out provisions at fair value, measurement of equity securities issued for purchase at the date of close of the transaction and non-expensing of in-process research and development related intangibles. The Company will be required to adopt FAS 141(R) on January 1, 2009.

NOTE 2 – PROPERTY AND EQUIPMENT:

Composition of assets, grouped by major classification, is as follows:

	December 31
	2007	2008
	In thousands

Cost:
Computers, software and equipment	$13,094	$13,974
Office furniture and equipment	275	314
Leasehold improvements	421	486

	$13,790	$14,774
Less - accumulated depreciation and amortization	12,406	13,396

	$1,384	$1,378

Depreciation and amortization expenses totaled $2,160,000, $1,719,000 and $990,000 in the years ended December 31, 2006, 2007 and 2008, respectively. In the year ended December 31, 2007, the Company discarded fixed assets which were no longer in use. This did not have any effect on the statement of operations since all discarded assets were fully depreciated.

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

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 – SEVERANCE PAY (continued):

The liability is partly funded by purchase of insurance policies or pension funds and by deposit of funds in dedicated deposits. The amounts funded are included in the balance sheet under “long term investments – other”. The policies are the Company’s assets and under labor agreements, subject to certain limitations, they may be transferred to the ownership of the beneficiary employees. The amounts funded as of December 31, 2007 and 2008 are approximately $3,454,000 and $3,338,000, respectively.

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

b.	The amounts of pension and severance pay expense were $1.2 million, $1.3 million and $1.4 million for the years ended December 31, 2006, 2007 and 2008, respectively, of which $1.0 million, $1.3 million and $1.3 in the years ended December 31, 2006, 2007 and 2008, respectively, were in respect of the insurance policies that were expensed but not reflected in the balance sheet as described above.

c.	The Company expects to contribute approximately $1.0 million in 2009 to insurance companies and pension funds, in respect of its severance pay liabilities expected for 2009 operations.

d.	The Company does not expect to pay any future benefits to its employees upon their normal retirement age in the years 2009 through 2018 since there are no current employees who reach retirement age until year 2018.

The statement in item d above does not include amounts that might be paid to employees who will cease working for the Company before their normal retirement age.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 – CONVERTIBLE SUBORDINATED NOTES

On March 27, 2007 Orckit issued approximately $25.0 million principal amount of convertible subordinated notes (the “Notes”) in a private placement. The Notes were issued at their par value of NIS 107 million. The Notes are due in 2017, linked to the Israeli consumer price index (“CPI”) and pay interest, in NIS, semi-annually at the rate per annum of 6%, linked to the Israeli CPI. Holders of the Notes have the right to request repayment of the principal amount (par value linked to the Israeli CPI) in March 2012. The Notes are convertible at the election of the holders, at any time, into ordinary shares of Orckit at the initial conversion price of NIS 52.5 (equivalent to $12.50 per share on issuance date) if the conversion occurs within three years of issuance and at the initial conversion price of NIS 63 (equivalent to $15.00 per share on issuance date) if the conversion occurs thereafter, in each case subject to adjustment for customary events. Orckit has the right to force conversion of the Notes if the market price of its ordinary shares exceeds $30.00 per share in 20 trading days within any consecutive 30 day period, subject to adjustment for customary events. Orckit listed the Notes on the Tel Aviv Stock Exchange. Based on the conversion rate applicable at December 31, 2008, the Notes are convertible into 2,038,095 ordinary shares of the Company.

The Company has determined that the conversion feature of the notes is an embedded derivative. According to FAS 133 – “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”), if an embedded derivative is indexed to the reporting entity’s own stock and would be classified in shareholders’ equity if it was a freestanding derivative, that embedded derivative is not considered a derivative for purposes of FAS 133. Since the conversion price of the Notes is denominated in NIS, while the Company’s functional currency is the U.S. dollar, this embedded derivative would not be classified in shareholders’ equity if it were a freestanding derivative; therefore the conversion feature is a derivative which should be accounted for under FAS 133. Since the economic characteristics and risks of the conversion feature are not clearly and closely related to the economic characteristics and risks of the host contract, the Notes, and since the Notes are not recorded at fair value, the conversion option is separated and measured as a derivative.

The Company measured the fair value of the conversion feature on the issuance date at approximately $4.8 million. Since approximately $25 million was raised, the remaining $20 million was allocated to the Notes, thereby creating a discount and increasing the effective interest rate. The discount is amortized over the period from issuance date to March 2012, the earliest possible repayment date. The amortized balance of the discount at December 31, 2008 was $2.8 million (December 31, 2007 – $4 million). The conversion feature is evaluated at each reporting period, and the difference in fair value is recorded as financial income or expense.

At December 31, 2008, mainly due to the decline in the Company’s share price, the fair value of the conversion feature has decreased by approximately $5.8 million since the date of issuance (December 31, 2007 – $3.5 million).

The fair value of the Notes at December 31, 2008, as traded on the Tel Aviv Stock Exchange, is approximately $10.2 million. See also Note 8e.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 – COMMITMENTS AND CONTINGENT LIABILITY:

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

In the event that any of the manufacturing rights or technology is transferred out of Israel, subject to the approval of the Government of Israel, the Company would be required to pay royalties at a higher rate and an increased aggregate payback amount in the range of 120% to 300% of the grants received, based on the applicable project. The total aggregate contingent liability of the Company in respect of royalties to the Government of Israel at December 31, 2008 was approximately $9.9 million (excluding interest accrued).

Royalty expenses totaled $2.2 million, $712,000 and $690,000 in the years ended December 31, 2006, 2007 and 2008, respectively, and are included in the statements of operations in cost of revenues.

b.	Lease commitments

The Company has entered into several operating lease agreements with respect to its offices. The main agreement is for the premises it uses in Israel. The Company has an option to terminate this lease agreement with a six-month notice in advance.

The projected rental payments for 2009, at rates in effect for 2009 at December 31, 2008, are approximately $990,000.

Lease expenses totaled $873,000, $898,000 and $1,177,000 in the years ended December 31, 2006, 2007 and 2008, respectively.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 – COMMITMENTS AND CONTINGENT LIABILITY (continued):

c.	Contingent liabilities

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

Under the Employee Share Option Plan (see Note 6b. below), options to purchase 1,052,104, 661,199 and 60,763 ordinary shares were exercised in the years ended December 31, 2006, 2007 and 2008, respectively.

b.	Employee Share Option Plan

The Company implements FAS 123(R). See also Note 1p. The Company recorded compensation costs of $855,000, $2,664,000 and $3,511,000 for the years ended December 31, 2006, 2007, and 2008, respectively. No income tax benefit was recognized in the income statement for options granted.

In February 1994, Orckit’s Board of Directors approved an Employee Share Option Plan (the “Plan”). The total aggregate number of shares authorized for which options could be granted under the Plan (as amended in 2003), was 13,511,088 at December 31, 2008, of which options to purchase 6,595,610 shares have been exercised, options to purchase 5,798,127 shares have been granted and are outstanding and options to purchase 1,117,351 are available for future grant. Option awards are granted with an exercise price as determined by the Company. Option awards generally vest between one to five years and generally have seven to nine years contractual terms. The Company’s policy is to issue new shares to satisfy share option exercises.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – SHAREHOLDERS’ EQUITY (continued):

As a result of an amendment to Section 102 of the Tax Ordinance as part of the 2003 Israeli tax reform, and pursuant to an election made by the Company thereunder, gains derived by employees (which term includes directors) in Israel arising from the shares acquired pursuant to the exercise of options granted to them through a trustee under Section 102 of the Tax Ordinance after January 1, 2003, will generally be subject to a flat capital gains tax rate of 25%, if held by the trustee for the minimum period required by law. In accordance with the track chosen by the Company, the Company is not allowed to claim, as an expense for tax purposes, the amounts credited to employees as a benefit, including amounts recorded as salary benefits in the company’s accounts, in respect of options granted to employees under the plan – with the exception of the work-income benefit component, if any, determined on the grant date.

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

The risk-free rate for periods within the expected life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The following assumptions were made in the computation of the fair value of each option award using the Black-Scholes option-pricing model.

	Year ended December 31
	2006	2007	2008

Expected dividend yield	0%	0%	0%

Expected volatility	56%	58%	61%

Risk-free interest rate	4.4%	4.3%	2.6%

Expected life - in years	2.6	2.7	2.7

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – SHAREHOLDERS’ EQUITY (continued):

A summary of option activity for non-performance options (options with a vesting period, but no additional performance criteria) under the Plan as of December 31, 2008, and changes during the year then ended is presented below:

Options	Number of options	Weighted average exercise price (per option)	Weighted average remaining contractual term	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2008	2,777,584	$13.47
Granted (1)	994,699	$3.59
Exercised	(60,763)	$2.62
Forfeited or expired	(298,491)	$7.65
Cancelled Performance goals (2)	1,043,206

Outstanding at December 31, 2008	4,456,235	$9.19	3.95	1,707

Exercisable at December 31, 2008	2,748,816	$11.67	2.46	1,707

(1)	Includes exchange of a certain amount of options for Corrigent stock for Orckit shares. (see note 6c.)

(2)	In 2008 the performance goals relevant to 1,043,206 options were cancelled. Following this cancellation, these options are non-performance options.

The weighted-average grant-date fair value of this type of option granted during the years 2006, 2007, and 2008 was $2.72 , $2.55 and $2.11, respectively. The total intrinsic value of options exercised during the years ended December 31, 2006, 2007, and 2008, was $23.4 million, $3.6 million, and $295,000, respectively.

As of December 31, 2008, there was $3.1 million of total unrecognized compensation cost related to these nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 2.9 years.

Performance based options:

These awards include options that are contingent upon meeting various performance goals. The fair value of these options was estimated on the date of grant using the same option valuation model used for non-performance options. When the Company assumes that performance goals will not be achieved, no compensation cost has been recorded with respect thereto. Upon reaching the point in time when the Company believes that the performance goals will be achieved, the Company will record a catch-up of share based compensation expenses for all vesting periods completed through that date.

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

The risk-free rate for periods within the expected life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The following assumptions were made in the computation of the fair value of each of these option awards using the Black-Scholes option-pricing model.

	Year ended December 31
	2006	2007	2008

Expected dividend yield	0%	0%	0%

Expected volatility	57%	57%	60%

Risk-free interest rate	4.8%	3.7%	3.4%

Expected life - in years	2.3	3.1	6.3

A summary of performance based option activity under the Plan as of December 31, 2008, and changes during the year then ended is presented below:

Options	Number of options	Weighted average exercise price (per option)	Weighted average remaining contractual term	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2008	2,391,650	$8.01
Granted	802,500	$6.18
Exercised	0
Forfeited	(809,056)	$8.77
Cancelled Performance goals(1)	(1,043,206)

Outstanding at December 31, 2008	1,341,888	$6.7	6.56	251

Exercisable at December 31, 2008	311,886	$8.25	4.44	105

(1)	In 2008 the performance goals relevant to 1,043,206 options were cancelled. Following this cancellation, these options are non-performance options.

The weighted-average grant-date fair value of this type of option granted during the years 2006, 2007 and 2008 was $2.03 , $2.09 and $1.76, respectively.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – SHAREHOLDERS’ EQUITY (continued):

The total intrinsic value of options exercised during the years ended December 31, 2007 and 2008 was $213,000 and $0, respectively.

As of December 31, 2008, there was $189,000 of total unrecognized compensation cost related to these nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 2.1 years.

When the Company assumes that performance goals will not be achieved, these options are included with a fair value of $0 and no compensation cost has been recorded with respect thereto.

The Company modified the exercise price of options in years 2006, 2007 and 2008, respectively. Information regarding the modified exercise price of the options appears in the table below:

	Year ended December 31
	2006	2007	2008

Number of employees affected	0	162	149

Total expenses resulting from modification	$0	$776,000	$520,000

c.	Grant of stock and option plans of subsidiaries

In 2001, the Board of Directors of Orckit’s major subsidiary, Corrigent, approved an employee share option plan (the “Corrigent Subsidiary Plan”). Corrigent granted, and reserved for grant, shares and options under its Plan, as applicable, to its employees, officers and directors and to personnel of Orckit, including employees, officers and directors of Orckit. As determined by the respective stock option committee, the exercise price of options granted was zero, which represented the value of the shares on the grant date. The vesting period of options granted was up to four years from the date of grant.

At the grant date, the intrinsic value and the weighted fair value of options granted by Corrigent was $0. Accordingly, no compensation expense in respect of the options granted was recorded. At the annual general meeting of shareholders held on June 23, 2005, Orckit’s shareholders approved a plan for potential exchanges of Corrigent’s options for options for up to 10% of the outstanding Ordinary Shares of Orckit. Under the terms of the plan, all the outstanding stock options of Corrigent were exchangeable for options to purchase shares of Orckit. Under the terms of the plan, only vested stock options of Corrigent were offered to be exchanged commencing January 1, 2006. On July 18, 2005, Orckit’s option committee approved an exchange, effective as of January 1, 2006, of a certain amount of Corrigent’s options for approximately 500,000 Orckit options. The exchange was accounted for according to FAS 123R, and since the exchange was based on the ratio between the fair market value of Corrigent and Orckit, no additional compensation expense was recognized.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – SHAREHOLDERS’ EQUITY (continued):

In 2007 and 2008, following approvals by Orckit’s audit committee and board of directors, exchanges of additional amounts of Corrigent’s options for Orckit options occurred. The exchange included all Corrigent’s outstanding options. The exchange was accounted for according to FAS 123R. A portion of the exchange was not based on the ratio between the fair market value of Corrigent and Orckit. As a result, in 2008, additional compensation expense was recognized in the amount of $1.8 million.

d.	Dividends

In the event cash dividends are declared by the Company, such dividends will be declared and paid in Israeli currency.

e.	Shareholder Bonus Rights Plan

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

Income not eligible for approved enterprise benefits mentioned in Note 7a. above is taxed at the regular rate. Amendments to the Israeli Income Tax Ordinance were enacted that gradually reduce the corporate tax rate from 36% to 25%, in the following manner: the rate for 2006 – 31%, 2007 – 29%, 2008 – 27%, 2009 – 26% and 2010 and thereafter – 25%.

2)	Income of non-Israeli subsidiaries

Non-Israeli subsidiaries are taxed according to the tax laws in their countries of residence.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – TAXES ON INCOME (continued):

c.	Measurement of the results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985

Until December 31, 2007, results for tax purposes were measured on a real basis adjusted for the increase in the Israeli CPI. As explained in Note 1a(2), the financial statements are presented in dollars. The difference between the change in the Israeli CPI and the NIS-dollar exchange rate, both on annual and cumulative bases, causes a difference between taxable income and income reflected in these financial statements.

Effective January 1, 2008, the provisions of the Inflationary Adjustments Law will no longer apply to the Company in 2008 and thereafter.

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

At December 31, 2008, the Company had accumulated tax losses amounting to approximately $190 million (December 31, 2007 – approximately $195 million) and carry forward capital losses for tax purposes of approximately $75 million (December 31, 2007 – $ 52 million). These losses are mainly denominated in NIS and linked to the Israeli CPI. Accumulated business tax losses are available indefinitely to offset future taxable business income, and carry forward capital losses for tax purposes are available indefinitely to offset future capital gains only. Orckit and each of its subsidiaries are assessed on a stand-alone basis. As a result, accumulated tax losses in each of the entities can offset future taxable business income only in the entity in which they were generated. Substantially all of the carryforward amounts have no expiration date.

At December 31, 2008, the Company had a net deferred tax asset (mostly in respect of carry forward losses and capital losses), in the amount of approximately $69 million (December 31, 2007 – approximately $64 million). A valuation allowance for the entire amount of such asset was set up, and consequently no deferred tax asset is recorded in the balance sheet, since it is more likely than not that the deferred tax assets will not be realized in the foreseeable future.

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

Following is a reconciliation of the total amounts of the Company’s unrecognized tax benefits at the beginning and the end of the years ended on December 31, 2008 and 2007:

	Year ended December 31
	2007	2008
	In thousands

Balance at beginning of year	$167	$184
Increases in unrecognized tax benefits as a result of
tax positions taken during a prior period	17	17

Balance at end of year	$184	$201

A summary of open tax years by major jurisdiction is presented below:

Jurisdiction:	Years:

Israel	2004-2008
United States	2004-2008
Japan	2003-2008

f.	Tax rate reconciliation

In 2008, 2007, and 2006, the main reconciling item from the statutory tax rate of the Company (2008 – 27%, representing a theoretical tax benefit of approximately $8.7 million; 2007 – 29%, representing a theoretical tax benefit of approximately $3.5 million; 2006 – 31%, representing a theoretical tax expense of approximately $1.6 million) to the effective tax rate (0%) is the set up of a valuation allowance against the deferred tax asset created in respect of the losses in 2008 and 2007 and the use of carry forward tax losses to offset income in 2006 .

g.	Tax assessments

Orckit has received final assessments through the year ended December 31, 2000. The Company’s subsidiaries have not been assessed since incorporation. Tax assessments filed by Orckit and subsidiaries through the year ended December 31, 2003 are considered to be final.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

a.	Balances in non-dollar currencies:

1)	As follows:

	December 31
	2007	2008
	In thousands

Assets	$33,796	$35,330

Liabilities	$32,736	$31,549

The U.S. dollar amounts above mainly represent balances in Israeli currency, EURO and Japanese Yen (“Yen”).

2)	Data regarding the rate of exchange and the Israeli CPI:

	Year ended December 31
	2006	2007	2008

Rate of devaluation (evaluation) of the Israeli
currency against the dollar	(8.2)%	(9.0)%	(1.1)%
Rate of devaluation (evaluation) of the Yen
against the dollar	1.2%	(5.8)%	(19.1)%
Rate of increase (decrease) in the Israeli CPI	(0.1)%	3.4%	3.8%
Exchange rate at end of year - $ 1=	NIS 4.225	NIS 3.846	NIS 3.802

b.	Fair value of financial instruments

The fair value of financial instruments included in working capital is usually identical or close to their carrying value.

As to the fair value of the Company’s securities that are held to maturity, see Note 9a.

As to the fair value of the Company’s convertible subordinated notes, see Note 4.

c.	Concentrations of credit risks

At December 31, 2007 and 2008, substantially all of the Company’s cash and cash equivalents were held by international and Israeli banks. Substantially all of the Company’s marketable securities were held by international and Israeli banks. Such securities represented debentures issued by a number of US and Israeli corporations and agencies.

The Company evaluates on a current basis its financial exposure with any financial institution or commercial issuer.

All of the trade receivable balance at December 31, 2007 was derived from one customer. The trade receivable balance at December 31, 2008 was derived from several customers. The Company is of the opinion that the exposure to credit risk relating to these trade receivables is limited.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

d.	As of December 31, 2008, the Company had unutilized credit lines of approximately $20 million.

e.	Items Measured at Fair Value on a Recurring Basis

The following table presents the company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2008, consistent with the fair value hierarchy provisions of SFAS No. 157 ($ in thousands):

	Fair Value Measurements at Reporting Date Using
	Level 1	Level 2	Level 3	Total

Assets:
Available for sale securities	$3,154	$256		$3,410

Derivatives - presented net of
convertible notes among
long-term liabilities			$961	$961

—	Level 1- Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Assets and liabilities utilizing Level 1 inputs include available for sale securities traded in an active market.

—	Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Assets and liabilities utilizing Level 2 inputs include available for sale securities which are not traded in an active market. The calculation is based on observable inputs including interest rate curves and publicly available discount rates.

—	Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Assets utilizing Level 3 inputs include the fair value of the derivatives embeded in the convertible notes , which are determined using a valuation model. The valuation model relies on Level 3 inputs including, among other things: (i) estimated future volatility of the Company’s share price; (ii) future risk free interest rates; and (iii) expected period in which the notes will be converted. These estimated fair values are subject to uncertainties that are difficult to predict; therefore these derivatives have been classified as Level 3 fair value hierarchy. The derivatives’ fair value at December 31, 2007 was recorded as a liability of approximately $1,304,000. During the year ended December 31, 2008, the fair value of the derivatives increased by $2,265,000, and at December 31, 2008 were presented as an asset of approximately $961,000.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

Balance sheets:

a.	Marketable securities:

Consist of:

	December 31
	2007	2008
	In thousands
	Carrying amounts

Classified as "held to maturity"	$67,217	$46,666
Classified as "available for sale"	5,720	3,410

	$72,937	$50,076

Held-to-maturity marketable securities

The securities mature over the following years:

Mature within 12 months - Classified as
short-term investments	$34,209	$28,076
Mature after one year up to 11 years (2007 -
12 years)	33,008	18,590

	$67,217	$46,666

At December 31, 2007 and 2008 the amortized cost basis, aggregate fair value and unrealized holding gains and losses by major security type were as follows:

	Amortized cost	Aggregate fair value	Unrealized gains	Unrealized losses
	$ i n t h o u s a n d s

December 31, 2007:
Quoted Israeli
corporate debentures	8,783	8,476	26	(333)
Quoted non-Israeli
corporate debentures	44,542	44,849	316	(9)
Non-quoted Israeli
corporate debentures	13,892	13,855	105	(142)

	67,217	67,180	447	(484)

December 31, 2008:
Quoted Israeli
corporate debentures	7,506	3,651	-	(3,855)
Quoted non-Israeli
corporate debentures	24,108	24,150	95	(53)
Non-quoted Israeli
corporate debentures	15,052	11,540	79	(3,951)

	46,666	39,341	174	(7,499)

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

The difference between the carrying amounts and the fair value results from a decrease in market value in comparison to the amortization of the premium paid for the securities. In cases where other than temporary decline in fair value of a security occurs, an impairment charge would be recorded. The Company considers various factors in determining whether to recognize an impairment charge, including the length of time and the extent to which the fair value has been below the cost basis, the current financial condition of the investee and the anticipated recovery in market value on the time left until maturity.

Due to a change in the Israeli tax regulations that came into effect on January 1, 2006, which eliminated certain tax benefits that the Company was entitled to, in 2006 the Company sold, approximately $45.6 million of its held to maturity securities, as permitted by FAS 115. These sales of the securities resulted in a loss of approximately $1.0 million.

Available for sale marketable securities

The securities mature over the following years:

	December 31
	2007	2008
	In thousands

Mature within 12 months	$623	$475
Mature after one year up to 7 years (2007 - 8
years)	5,097	2,935

	$5,720	$3,410

At December 31, 2007 and 2008, the amortized cost basis, aggregate fair value and unrealized holding gains and losses by major security type were as follows:

	Amortized cost	Aggregate fair value	Gains in OCI	Losses in OCI
	$ i n t h o u s a n d s

December 31, 2007-
Quoted Israeli
corporate debentures	$6,324	$5,720	$65	$(669)

December 31, 2008:
Quoted Israeli
corporate debentures	$6,195	$3,154	$24	$(3,065)
Non-quoted Israeli	-	-	-	-
corporate debentures	265	256	-	(9)

	$6,460	$3,410	$24	$(3,074)

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

Unrealized losses of $2.6 million (December 31, 2007 – $604,000) are reported as a separate component of comprehensive income (loss) in shareholders’ equity, since the Company believes that these losses are not other than temporary. In cases that an other than temporary decline in fair value of a security occurs, an impairment charge would be recorded. The Company considers various factors in determining whether to recognize an impairment charge, including the length of time and the extent to which the fair value has been below the cost basis, the current financial condition of the investee and the Company’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value. As of December 31, 2008, an impairment charge of $415,000 for certain available for sale marketable securities was recorded.

		December 31
		2007	2008
		In thousands

b.	Trade receivables -
	open accounts	$49	$3,820

The allowance for doubtful accounts at December 31, 2006, 2007 and 2008 was zero.

		December 31
		2007	2008
		In thousands

c.	Other current assets:
	Government of Israel	$817	$651
	Prepaid expenses	721	413
	Advances to suppliers	-	2,170
	Short-term severance fund	-	321
	Sundry	94	83

		$1,632	$3,638

d.	Inventories:
	Raw materials	$746	$1,040
	Finished goods	601	731

		$1,347	$1,771

In the years ended December 31, 2007 and 2006, the Company wrote-off inventory in the amount of $960,000 and $940,000, respectively.

e.	Bank deposit

At December 31, 2007 and 2008, the Company had a bank deposit in the amount of $1.5 million denominated in dollars that bears annual interest at a rate of 5.1%.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

f.	Accrued expenses and other payables:

	December 31
	2007	2008
	In thousands

Accrued expenses in respect of deferred income, see g. below	$332	$78
Employees and employee institutions	2,092	2,206
Provision for vacation pay	1,212	1,194
Short-term accrued severance		424
Provision for warranty *	1,473	894
Accrued royalties	1,398	1,764
Accrued interest	439	464
Executives	51	86
Sundry	1,243	1,186

	$8,240	$8,296

	Year ended December 31
	2006	2007	2008
	In thousands

* The changes in the balance during the year:
Balance at beginning of year	$2,768	$3,546	$1,473
Payments made under the warranty	(291)	(396)	(402)
Product warranties issued for new sales	1,909	297	602
Changes in accrual in respect of pre-existing warranties	(840)	(1,974)	(779)

Balance at end of year	$3,546	$1,473	$894

g.	Deferred income:

	December 31
	2007		2008
	In thousands

Revenues to be recognized in future periods		$2,286		$3,233
Applicable product costs		(793)		(370)
Applicable PCS, warranty and other costs		(448)		(76)

	*$	1,045	*$	2,787

	Year ended December 31
	2006	2007	2008
	In thousands

* The changes in the balance during the year:
Balance at beginning of year	$28,736	$3,196	$1,045
Recognized during the year	(30,375)	(3,138)	(1,045)
Deferred income relating to new sales	4,835	987	2,787

Balance at end of year	$3,196	$1,045	$2,787

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

Following is a summary of revenues by geographic area. The Company sells its products mainly to telecommunications carriers. Revenues are attributed to geographic areas based on the location of the end users as follows:

	Year ended December 31
	2006	2007	2008
	In thousands

Asia Pacific	$63,648	$9,906	$8,792
Europe			$8,464

	$63,648	$9,906	$17,256

Most of the Company’s property and equipment is located in Israel.

2)	Revenues from principal customers – revenues from a single customer that exceeds 10% of total revenues in the relevant year:

	Year ended December 31
	2006	2007	2008
	In thousands

Customer A	$61,838	$9,838	$7,846

Customer B	-,-	-,-	$7,615

i.	Cost of revenues:

	Year ended December 31
	2006	2007	2008
	In thousands

Materials consumed, subcontractors
and other production expenses	$25,634	$2,084	$7,417
Payroll and related expenses	1,572	1,421	1,654
Depreciation	1,148	592	197
Decrease (increase) in inventories of
finished products	(1,552)	1,845	(130)
Other (in 2007 mainly decrease in warranty
provision)	3,417	(1,116)	468

	$30,219	$4,826	$9,606

The Company currently procures a number of major components of its products from single source suppliers.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

j.	Research and development expenses – net:

	Year ended December 31
	2006	2007	2008
	In thousands

Total expenses	$17,418	$22,612	$24,925
Less - grants and participations, see Note 5a	1,864	2,454	2,066

	$15,554	$20,158	$22,859

k.	Financial income (expenses) – net:

Income:
Interest on bank deposits	$309	$981	$119
Gain and interest on marketable securities	3,847	4,441	$4,927
Other (including currency transaction gains)	397	-,-	180

	$4,553	$5,422	$5,226

Expenses:
Interest in respect of convertible subordinated notes
and bank loans	$37	$2,229	$3,159
Amortization of convertible subordinated
notes issuance costs and discount	-,-	912	1,366
Impairment and loss from the sale of marketable
securities	1,075	-,-	880
Other (mainly currency transaction
losses and bank charges)	95	109

	1,207	3,250	5,405

	$3,346	$2,172	$(179)

l.	Litigation settlement income

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

Commencing July 1, 2003, the Company has provided Tikcro, a related party, with certain administrative services. The amount paid by Tikcro for such services for each of the three years ended December 31, 2008 was $48,000.

n.	Earnings (loss) per share:

	Year ended December 31
	2006	2007	2008
	In thousands

Numerator - Basic
Net income (loss)	$5,204	$(12,097)	$(32,287)

Denominator - Basic
Weighted average ordinary shares outstanding
(net of treasury shares)	15,419	15,911	16,386

Basic net income (loss) per share	$0.34	$(0.76)	$(1.97)

Numerator - Diluted
Net income (loss)	$5,204	$(12,097)	$(32,287)

Denominator - Diluted
Weighted average ordinary shares outstanding	15,419	15,911	16,386
Dilutive potential of ordinary shares
equivalents - options	1,187	-,-	-,-

	16,606	15,911	16,386

Diluted net income (loss) per share	$0.31	$(0.76)	$(1.97)

As of December 31, 2006, 2007 and 2008, options in the total amount of 1,932,077, 5,169,234 and 5,882,123, respectively, were not taken into account, because of their anti dilutive effect or because performance based options did not have goals which were probable to be met.

As of December 31, 2007 and 2008, 2,038,000 shares which could be issued in connection with the conversion of convertible subordinated notes were not taken into account because of their anti-dilutive effect.

NOTE 10 – SUBSEQUENT EVENT:

During the first quarter of 2009, the Company used $3.0 million to repurchase a par value of 26 million NIS of Notes (out of a total of 107 million NIS outstanding; see note 4). The Company recorded financial income of approximately $3 million from this repurchase.