Form 20-F
period 2009-12-31
ORCKIT COMMUNICATIONS LTD
filed 2010-03-11
CIK 1021620

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20–F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report……………….

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

As of December 31, 2009, the Registrant had outstanding 16,567,762 Ordinary Shares, no par value.

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

☒ Yes            ☐ No

Indicate by check mark whether registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐           No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated file ☐                                            Accelerated filer ☐                                Non-accelerated filer ☒

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

Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

☐  Yes                      ☒ No

PRELIMINARY NOTE

This Annual Report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, or the Securities Act, and Section 21E of the Exchange Act.  These forward-looking statements can generally be identified as such because the context of the statement will include words such as “may,” “will,” “intends,” “plans,” “believes,” “anticipates,” “expects,” “estimates,” “predicts,” “potential,” “continue,” or “opportunity,” the negative of these words or words of similar import.  Similarly, statements that describe our business outlook or future economic performance, anticipated revenues, expenses or other financial items, introductions and advancements in development of products, and plans and objectives related thereto, and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are also forward-looking statements.  Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under Item 3.D, “Key Information – Risk Factors” of this Annual Report.

Our actual results of operations and execution of our business strategy could differ materially from those expressed in, or implied by, the forward-looking statements.  In addition, past financial and/or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends.  We can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations and financial condition.  In evaluating our forward-looking statements, you should specifically consider the risks and uncertainties set forth under Item 3.D, “Key Information – Risk Factors” of this Annual Report.

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

ITEM 1.                      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2.                      OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3.                      KEY INFORMATION

A.          SELECTED FINANCIAL DATA

The following selected consolidated financial data as of December 31, 2008 and 2009 and for each of the years ended December 31, 2007, 2008 and 2009 are derived from our audited consolidated financial statements incorporated by reference into this Annual Report, which have been prepared in accordance with generally accepted accounting principles in the United States.  The selected consolidated financial data as of December 31, 2005, 2006 and 2007 and for each of the years ended December 31, 2005 and 2006 are derived from our audited consolidated financial statements not included in the audited financial statements incorporated by reference into this Annual Report.  The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and the notes thereto and the other financial information incorporated by reference or appearing elsewhere in this Annual Report.

	Year Ended December 31,
	2005	2006	2007	2008	2009
	(in thousands, except per share data)
Statement of Operations Data:
Revenues	$101,247	$63,648	$9,906	$17,256	$12,727
Cost of revenues	51,872	30,219	4,826	9,606	8,244
Gross profit	49,375	33,429	5,080	7,650	4,483
Research and development expenses	16,320	17,418	22,612	24,925	15,330
Less grants	173	1,864	2,454	2,066	1,722
Research and development expenses, net	16,147	15,554	20,158	22,859	13,608
Selling, general and administrative expenses	16,086	16,017	16,902	19,164	15,677
Operating income (loss)	17,142	1,858	(31,980)	(34,373)	(24,802)
Financial income (expenses), net	2,636	3,346	2,172	(179)	(362)
Gain from early extinguishment of notes	-	-	-	-	2,985
Income (expenses) from valuation of conversion feature embedded in convertible notes	-	-	3,480	2,265	(883)
Other income	2,448	-	14,231	-	-
Net income (loss)	$22,226	$5,204	(12,097)	(32,287)	(23,062)
Net income (loss) per share – basic	$1.59	$0.34	$(0.76)	$(1.97)	$(1.40)
Net income (loss) per share – diluted	$1.30	$0.31	$(0.76)	$(1.97)	$(1.40)
Weighted average number of ordinary shares outstanding-basic	13,984	15,419	15,911	16,386	16,483
Weighted average number of ordinary shares outstanding-diluted	16,345	16,606	15,911	16,386	16,483

	As of December 31,
	2005	2006	2007	2008	2009
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents, bank deposits, marketable and other securities and long-term investments	$117,760	$85,572	$101,233	$66,821	$47,343
Working capital (1)	(6,260)	34,896	57,676	41,723	22,931
Total assets	129,946	99,357	111,014	82,189	56,357
Convertible subordinated notes	-	-	25,476	25,731	21,996
Share capital and additional paid-in capital (2)	326,371	328,964	332,377	336,048	337,774
Shareholders’ equity	69,066	76,863	67,408	36,761	17,464

(1)	Total current assets net of total current liabilities

(2)	Net of treasury shares

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

We have incurred significant research and development expenses addressing the development of the metro CM-100 and CM-4000 products, both telecommunication equipment products addressing high transmission of data for the metropolitan area. We began to recognize revenues from sales of CM-100 products in 2004 and from sales of CM-4000 products in 2008. We were able to generate both operating income and net income for the first time in 2005, as well as in 2006, although at much lower levels than in 2005, as a result of the receipt of significant revenues from KDDI a Japanese telecommunication carrier. We incurred operating losses of approximately $32 million in 2007, $34 million in 2008 and $25 million in 2009 due to a significant decrease in revenues from KDDI. We also incurred significant net losses in each of those years. We cannot be sure that we will be able to return to profitability.

Recent and future economic conditions, including turmoil in the financial and credit markets, may adversely affect our business.

The current economic and credit crisis is having a significant negative impact on business around the world.  The impact of this crisis on the technology industry and our major customers has been quite severe.  Conditions may continue to be depressed or may be subject to further deterioration which could lead to a further reduction in consumer and customer spending overall, which could have an adverse impact on sales of our products.  A disruption in the ability of our significant customers to access liquidity could cause serious disruptions or an overall deterioration of their businesses which could lead to a significant reduction in their orders of our products and the inability or failure on their part to meet their payment obligations to us, any of which could have a material adverse effect on our results of operations and liquidity.  In addition, any disruption in the ability of customers to access liquidity could lead customers to request longer payment terms from us or long-term financing of their purchases from us.  If we are unable to grant extended payment terms when requested by customers, our sales could decrease.  Granting extended payment terms or a significant adverse change in a customer’s financial and/or credit position would have an immediate negative effect on our cash balance, and could require us to assume greater credit risk relating to that customer’s receivables or could limit our ability to collect receivables related to purchases by that customer. As a result, we may have to defer recognition of revenues, our reserves for doubtful accounts and write-offs of accounts receivable may increase and our losses may increase.

We depend on sales to a limited number of significant customers.  The loss of a significant customer, or a decrease in purchases by a significant customer, could have a material adverse effect on our results of operations.

Our revenues from 2004 through 2007 were dependent on sales of one product line, the CM-100, to KDDI, a Japanese telecommunication carrier, which remained a significant customer in 2008 and 2009. Approximately 99.3% of our revenues in 2007, 45.5% of our revenues in 2008 and 44% of our revenues in 2009 were derived from sales of these metro products to KDDI. We do not know for how long a period of time KDDI will continue to purchase products from us, nor do we have any control or influence over the purchasing decisions of KDDI, including the quantities and timing of the deployment of the CM-100 product line in its network. KDDI purchased the CM-100 for initial coverage deployment in its metropolitan area network. It began significant deployment in late 2004, continuing through 2005. KDDI’s deployments of the CM-100 decreased in 2006 through 2009. Deployments by KDDI in 2010 may be insignificant. In 2007, we introduced the CM-4000, a metro product with additional features and capabilities. KDDI has not made purchases of this product and we do not know if KDDI will choose to make purchases of our CM-4000 product line.

In 2008, our CM-100 and CM-4000 product lines were selected by Media Broadcast GmbH as a network infrastructure building block for network solutions deployed by Deutsche Telekom’s wholesale business unit, and leased to a leading cable operator in Germany. Media Broadcast, which was a subsidiary of Deutsche Telekom, began purchasing and deploying our products in 2008, becoming our second largest customer in 2008. Approximately 44.1% of our revenues in 2008 were derived from sales of metro products to Media Broadcast. Sales to Media Broadcast decreased significantly in 2009 and constituted approximately 13.6% of our revenues in 2009. To date, Media Broadcast has not purchased any CM-4000 products. There can be no assurance that the cable operator in Germany will continue to outsource the expansion of its network through Deutsche Telekom’s wholesale business unit. Deutsche Telekom sold Media Broadcast to Telediffusion de France in 2008. As a result, even if the cable operator outsources the expansion of its network through Deutsche Telekom’s wholesale business unit, there is no assurance that Deutsche Telekom will purchase products from Media Broadcast. Further, the cable operator is considering building its own network structure. If the cable operator decides to build its own network structure, our sales to Media Broadcast may be significantly reduced or even eliminated.

In 2008, our CM-100 was selected by Korea’s Hanaro Telecom (now called SK Broadband) as their main network infrastructure building block for their premium IPTV services. SK Broadband, which began purchasing our CM-100 products in 2008, became our second largest customer in 2009 with sales to SK Broadband representing 22.9% of our revenues in 2009. We cannot be sure that SK Broadband will continue to purchase our CM-100 products to the same extent, if at all.

We expect to depend on sales of our CM product lines to a limited number of customers for the substantial majority of our revenues in 2010. Demand for CM products from our customers will likely be derived from growth in the number of subscribers for services offered by them, both for wireline and wireless subscribers. There can be no assurance that our customers will be successful in offering new services or securing additional subscribers. Sales to our customers are dependent on their success in offering new services and securing additional subscribers. Even if successful, there is no assurance that our customers, including KDDI, SK Broadband and Media Broadcast, will continue to purchase our products or that they will not choose another vendor. Our revenues from KDDI were lower in 2008 than in 2007 and were lower again in 2009. Our revenues from Media Broadcast were significantly lower in 2009 than in 2008. This materially adversely affected our results of operations. The loss of KDDI, SK Broadband or Media Broadcast as a customer, or a significant decrease in revenues from one of them, would have a material adverse effect on our results of operations.

We are expending a significant amount of our research and development time and resources with respect to product development for a major customer. These efforts may not result in the receipt of revenues from this customer.

We are expending significant time and resources on research and development activities aimed at obtaining a new project from one of our major customers. This effort has resulted in an increase in our operating expenses since late 2009 and a diversion of resources away from other existing customers and from our efforts to attract new customers. We may not recognize any additional revenues as a result of our efforts for this major customer. Even if we are able to generate additional revenues from this customer, the diversion of our efforts away from other customers could strain our relationship with existing customers and impede our ability to make sales to new customers.

We need to make sales to additional customers and to develop additional products in order to become profitable.

We need to make sales to additional customers and to develop additional products in order to become profitable. Since 2004, almost all of our revenues have been derived from our CM-100 product line to a very limited number of customers. In 2008, we added a second generation product line, the CM-4000, which has started to be commercially deployed. We cannot be sure that we will be able to make significant sales of this product. There is no specific obligation on any customer to purchase products from us. Thus, we cannot be sure of the amount of our products that will be purchased as a result of selections of our products by new customers, or the period of time over which our products may be purchased by any customers.

In late 2008, we reduced the number of our research and development personnel by approximately 40%. This reduction has limited our ability to develop new products and support new product requirements from existing and new customers.

In late 2008, we reduced the number of our research and development personnel by approximately 40%. Subsequent increases in the number of our research personnel in late 2009 and early 2010 have not fully lessened the negative effect of the 2008 reduction in product development and support because the increase in personnel has mainly focused on a potential project for one major customer.  As a result, we have selectively slowed down the development of new capabilities for our CM-4000 platform and have halted further development of our CM-100 product line. This reduction in our research and development activities could adversely impact our ability to secure new customers or to address requirements of our existing customers, which could cause our existing customers to discontinue purchasing our products.

We require a significant amount of cash to fund our operating activities.

We used cash in the amount of $15.7 million in 2007, $33.4 million in 2008 and $20.0 million in 2009 in our operating activities. Our use of cash in 2007 was lower than in 2008 and 2009 primarily because we received approximately $14.2 million in cash in 2007 in connection with the settlement of a commercial dispute related to our legacy operations. In 2010, we expect to continue to use a significant amount of cash in our operating activities. In December 2009, one of our major customers notified us that it intends to undertake an additional project in 2010. To compete for this project, we started to expend significant time and resources with respect to research and development related to this project. This project has resulted in an increase in our operating expenses since late 2009 which will further increase the cash we use in our operations. If we are not able to generate cash from our operations in future periods, we may need to obtain additional financing. We might not be able to secure additional funding, which could result in a significant reduction in our expenditures for research and development and for sales and marketing.

We may need additional financing to operate or grow our business.

We may need to raise additional capital to operate our business or continue our longer term expansion plans. The substantial cash required to fund our operating activities could impede our ability to fund our operations and to invest in our business. In order to operate or grow our business, we may need to raise equity or debt funds through additional public or private financing or through arrangements with strategic partners to the extent that we cannot fund our activities through our existing cash resources and any cash we may generate from operations. We may not be able to obtain additional financing on acceptable terms or at all. This could inhibit our ability to operate or grow our business or cause us to reduce our expenditures for research and development and for sales and marketing, which could adversely affect our results of operations and our ability to grow.

We depend on third party distributors, mainly in Japan, Korea and Germany, for the sale of our products. If these distributors do not succeed in selling our products, or if we are not able to maintain our relationship with them, our results of operations will suffer.

Our sales of products to KDDI are made through OKI Electric Industry Co., Ltd., our sales of products to SK Broadband are made through Global Telecom and our sales in Germany are made through Media Broadcast GmbH. We are dependent on the marketing and sales efforts of our distributors to convince customers or end-users to purchase our products and to provide local support services. If a distributor terminates or adversely changes its relationship with us, we may be unsuccessful in replacing it. The loss of a distributor could impair our ability to sell our products and materially adversely affect our results of operations.

The purchasing patterns in the markets we address will likely result in our revenues being highly volatile.

Sales of our product lines are dependent on the capital equipment expenditure budgets of telecommunication carriers for metro network equipment. The purchasing patterns of telecommunication carriers for this type of expansion project are subject to high volatility. Uncertainty with respect to consumer spending as a result of weak economic conditions could cause our customers to delay the placing of orders and slow the pace of reorders. We have experienced a concentrated and inconsistent pattern of purchasing by KDDI in Japan. We have limited experience with respect to the purchasing patterns of SK Broadband and Media Broadcast. While product selections and subsequent deliveries may last several years, the purchasing pattern during the deployment period is highly uncertain and, accordingly, our revenues are likely to be subject to high volatility.

A substantial amount of our shipments are currently in Korea and India. We have limited experience in selling and servicing metro products in these countries. This lack of experience could materially adversely impact our results of operations.

In 2008, a substantial portion of our shipments was to Germany. In 2009, a substantial portion of our shipments was to Korea, and, in late 2009, we began to make shipments of our metro products to India. Telecommunication equipment sales in these countries are subject to high quality and strict delivery requirements. We have limited experience in making sales of metro products into these markets and could face business requirements for quality, delivery, service and support that we may not meet. Failure to meet these requirements could have a material adverse effect on our results of operations.

Successful introduction of service applications by telecommunication carriers that are expected to drive demand for our metro products could be delayed or slow to emerge.

Service applications that drive the demand for our metro telecommunication products are related to the offering of data services and video services, such as video-on-demand, HDTV and Internet TV, as well as other media services by telecommunication carriers over data networks. These types of services require very high bandwidth for packet-based transmissions and, as a result, require an upgrade of metropolitan, or metro, network equipment and access equipment. The availability of these services has begun to emerge in Asia, the United States and parts of Europe, but is still limited in the breadth of services offered as well as in the number of subscribers. The launch of these services requires significant capital investment in equipment by telecommunication carriers in the access and metro networks for a range of products, as well as for content packages to be provided by the telecommunication carriers. Delays in the launch of these services or slow subscriber additions to these services will have an adverse effect on the demand for our metro products. If the growth of these services continues to be limited, we will be required to invest additional resources and use more cash in our research and development, as well as in marketing efforts, in an effort to attain and maintain a competitive position in these markets before we can benefit from commercial selection and revenues from our products. Telecommunication carriers could select solutions offered by our competitors to provide video services. Thus, even if the demand for video services increases, we cannot be sure that this increased demand will result in increased sales of our products.

A slowdown in capital expenditures by telecommunication service providers had a material adverse effect on our results of operations in the past and may again in the future.

The global economic deterioration and economic uncertainty that began in 2008 has resulted in a curtailment of capital investment by telecommunication carriers and service providers. Consolidation of telecommunication carriers in the United States has led carriers to purchase from fewer telecommunication equipment vendors. We are currently experiencing a slow capital investment environment in Asia, the United States and Europe, which is likely to have a negative effect on the demand for new technologies and new types of equipment. This could significantly limit our ability to sell our products. A continued industry downturn could increase our inventories, decrease our revenues, result in additional pressure on the price of our products and prolong the time until we are paid, each of which could have a material adverse effect on our results of operations.

We plan to continue to invest substantial capital and other resources in the development, sales and marketing of new telecommunication equipment.

We intend to incur substantial expenses in the development of telecommunication solutions capable of supporting high bandwidth services in telecommunication networks located in metropolitan areas. Most of our research and development and other operating expenses in 2007, 2008 and 2009 were related to our CM-4000 products and we expect the CM-4000 to continue to constitute a significant part of our efforts in 2010 as well. In early 2010, we increased expenses in research and development primarily in order to meet the requirements for a potential project for one of our major customers. We also increased our sales and marketing expenses as a result of establishing a presence in new countries.  These expenditures could reduce our cash balances. There is no assurance that these investments will result in increased revenues.

Our future growth will depend upon requirements by our customers and potential customers to develop new products and features and whether we have sufficient resources to meet these requirements.

In order to win new orders from our current customers and receive orders from new customers, we are required from time to time to develop new products and product features. These development projects require us to expend significant time and resources. For example, in early 2010, we increased expenses in research and development primarily in order to meet the requirements for a potential project for one of our major customers. We may not have sufficient resources to develop all the products and features required by our customers and prospective customers, which would entail recruiting and training new employees and other associated costs. Even if we have sufficient resources, our organization may not have the ability to recruit, train and manage a higher number of employees. These development projects could reduce our cash balances, strain our relationships with our customers and prevent us from acquiring new customers.

Our future growth will depend upon the acceptance of the technologies developed by us and the development of markets for our products.

The markets for our products are dependent on carrier Ethernet, resilient packet ring, or RPR, multi protocol label switching, or MPLS, MPLS-TP, pseudo wire emulation, or PWE, and a range of other emerging technologies. These technologies address migration of synchronous transmission protocols to a metropolitan area Ethernet network that is not limited to synchronous transmission protocols and operates at 10 Gbps and higher rates. We believe that these technologies will support the upgrade of existing metro networks on a cost efficient basis in order to provide packet transmission addressing high numbers of subscribers and multiple services at significantly higher transmission. The markets for our products are also dependent on the need to support legacy services and new data services over a single, unified metro network.

The market for products based on carrier Ethernet, MPLS, MPLS-TP and PWE technologies in the metropolitan area may not fully develop, whether as a result of competition, adoption of alternative technologies or changes in technologies. Ethernet over fiber in the metro area, an alternative technology, has gained market share. In addition, changes in technology, such as IP routers or reconfigurable optical add-drop multiplexing, or ROADM, technology, has developed as an alternative technology which was recently selected as a prime network architecture for the metro network by major telecommunication carriers. Our future success depends on the acceptance of our products and technologies and the purchase of high-transmission services by the customers of telecommunication companies. We have no control over the development of these target markets. Even if our technologies are accepted, relationships with providers of telecommunication services must be developed in order to be successful. Furthermore, competing technologies in the targeted areas may be utilized in the majority of these target markets. This would leave us with a small market to address.

We may not be able to keep pace with emerging industry standards for products we are developing. This could make these products more costly or unacceptable to potential customers.

Industry-wide standards for MPLS, MPLS-TP and PWE, as well as various aspects of the standards applicable to Ethernet, continue to be enhanced. We design our products to support these standards and evaluate new requirements as they are proposed by industry working groups. The adoption of standards different from those currently used by us could result in our having to incur additional time and expense in order for our products to comply with these standards. Standards may be adopted by various industry groups or may be proprietary and nonetheless accepted broadly in the industry. The failure to support evolving standards could limit acceptance of our products. Since these products will be integrated into networks consisting of elements manufactured by various companies, they must support a number of current and future industry standards and practices. It may take us a significant amount of time to develop and design products incorporating these new standards. We may also have to pay licensing fees to the developers of the technologies that constitute newly adopted standards. This would increase our expenses and could adversely affect our results of operations.

Customers and potential customers may want their metropolitan area networks to be able to support the emerging MPLS Transport Profile, or MPLS-TP, standard. Although we are working on the development of features that will enable our CM-4000 product to comply with the MPLS-TP standard, our products do not as yet incorporate this standard. If our customers decide to implement MPLS-TP, our sales to these customers could be adversely affected. Specifically, one of our major customers notified us that our CM-4000 must comply with the MPLS-TP standard in order for our products to be incorporated in future deployments. If our development efforts are not successful or are not completed on time, our revenues from this customer may be adversely affected.

Because telecommunication companies must obtain in-house and regulatory approvals before they can order our products, expected sales of our products to new customers or new products to existing customers are likely to be subject to a long sales cycle, which may harm our business.

Before telecommunication companies can purchase our products, these products must undergo a lengthy approval process. Evaluations and modifications of our products to meet customers’ requirements are likely to take several years prior to commercial selection. Accordingly, we are required to submit enhanced versions of products undergoing the approval process and products in development for approval.

The following factors, among others, affect the length of the approval process:

•	the time required for telecommunication companies to determine and publish specifications;

•	the technological priorities and budgets of telecommunication companies;

•	product acceptance tests; and

•	the regulatory requirements applicable to telephone companies.

Delays in the product approval process could seriously harm our business and results of operation.

Because of rapid technological and other changes in the market for telecommunication products, we must continually develop and market new products and product enhancements while reducing production costs.

The market for our products is characterized by:

•	rapid technological change;

•	frequent product introductions and enhancements;

•	evolving industry standards;

•	changes in end-user requirements; and

•	changes in services offered by telecommunication companies.

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

Telecommunication companies typically require prompt delivery of products. Sales are typically shipped within a period of up to three months from the date we receive a purchase order. As a result, we may be required to maintain or have available sufficient inventory levels or make advance long lead-time component orders to satisfy anticipated demand on a timely basis. Rapid technological change, evolving industry standards or shifts in demand can also result in shorter life cycles for our inventory. The introduction of the CM-4000 product may result in reduction in the demand for CM-100 and faster obsolescence of related inventory. Certain components of the CM-4000 product could also become obsolete if these components are not included in the specifications for products ordered from us. This increases the risk of decreases in selling prices, inventory obsolescence and associated write-offs, all of which could adversely affect our results of operations.

The market for our telecommunication products is intensely competitive. Because substantially all of our competitors have much greater resources than we have, it may be difficult for us to effect commercial sales or to achieve operating profitability.

The market for our products is intensely competitive, and we expect competition to increase in the future. Many of our current and potential competitors are large and established companies and have better name recognition and greater financial, technical, manufacturing, marketing and personnel resources than we. Consolidation has increased the size and scope of a number of our competitors. Any of these competitive factors could make it more difficult for us to attract and retain customers, cause us to lower our prices in order to compete and reduce our market share and revenues, any of which could have a material adverse effect on our financial condition and results of operations. The expansion of research and design facilities in China and India, where engineering costs are significantly lower compared to the United States, Western Europe or Israel, has  increased and could further increase competition and price pressure for our products.  In addition, manufacturers of telecommunication equipment in China are attempting to leverage their success in supplying telecommunication equipment to local carriers in Asia and market and sell their products outside China.

The competitors in our markets are numerous and we expect competition to increase in the future.  The principal competitors for our products include Alcatel-Lucent, Brocade, Ciena, Cisco Systems, Inc., ECI Telecom Ltd., Ericsson, Extreme Networks, Inc., Fujitsu, Hitachi, Huwaei, Juniper Networks, NEC, Nokia-Siemens Networks, Tellabs and UTStarcom.

Government regulation of telecommunication companies could adversely affect the demand for our products.

Telecommunication regulatory policies affecting the availability of telephone companies’ services, and other terms on which telephone companies conduct their business, may impede the market penetration of our metro products. For example, our CM-100 and CM-4000 product lines address high bandwidth packets, and are dependent on new service offerings, such as video services, which require regulatory approvals for introduction by telecommunication carriers, including for the scope of content, service packages and tariffs.  Telecommunication companies in markets in other countries in which we may attempt to sell our products are also subject to evolving governmental regulation or state monopolies.  Changes in laws or regulations in Japan, the United States, Korea, India, Latin America, Germany, the rest of Europe or elsewhere could materially adversely affect our ability, and the ability of our customers, to deploy our products.

Sales of our products to our customer in India are subject to the TSEC approval process. If we do not receive this approval, we may not be able to conclude sales of our products in India or recognize revenues with respect to products that have been shipped to India.

Products sold by us in India are subject to the TSEC approval process which is an acceptance test performed to verify that our products conform to the tender specifications. We are currently in the TSEC approval process. Payment to us by our customer may be subject to TSEC approval. Approval of our products is not assured. If we do not receive this approval, we may not be able to recognize revenues with respect to approximately $4.0 million of products that we have shipped to India and may not be able to collect these amounts from our customer. In addition, if approval is not received, we may not be able to receive new orders and sell our products in India.

Because a limited number of subcontractors manufacture and assemble our products and because we currently use one subcontractor to source components and provide other services, our business could suffer if we cannot retain or replace a key subcontractor.

We use third-party subcontractors to assemble our products. We have not entered into multi-year agreements with assurances of supply with any of our suppliers or subcontractors. Our reliance on third-party subcontractors involves several risks, including:

•	the potential absence of adequate capacity if we are able to sell a significant amount of our products;

•	the unavailability of, or interruption in access to, certain process technologies;

•	reduced control over product quality, delivery, schedules, manufacturing yields and costs; and

•	higher per unit prices we could be charged for the manufacturing services we purchase based on the amount of services purchased.

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

We currently use one subcontractor for component sourcing, inventory warehousing, board assembly, testing and shipment. As a result, we are highly dependent on this major subcontractor.  In 2008, we switched to a new subcontractor and do not yet have significant experience dealing with this subcontractor. If we do not have a successful relationship with this subcontractor and need to switch to another subcontractor, we may not be able to timely satisfy our contractual obligations.

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

In addition, supply from single source suppliers limits our ability to purchase components at competitive prices and could require us to maintain higher inventory levels. This could increase our need for working capital and could increase the risk of an inventory write-off.  In addition, unless we can significantly increase our sales above 2009 levels, we may be charged higher per unit prices for the manufacturing services we purchase. In addition, we may also be charged higher per unit prices for certain components whose costs are unit sensitive. This would adversely affect our gross profit margins and results of operations. If we cannot obtain sufficient manufacturing services or key components as required, or develop alternative sources if and as required in the future, product shipments may be delayed or reduced. This could adversely affect our end-user relationships, business and results of operations.

We are subject to regulations that require us to use components based on environmentally friendly materials. Compliance with these regulations has increased our costs and is expected to continue to increase our costs.  Failure to comply with these regulations could materially adversely affect our results of operations.

We are subject to telecommunication industry regulations requiring the use of environmentally-friendly materials in telecommunication equipment. For example, pursuant to a European Union directive, known as the “RoHs5 regulations,” telecommunication equipment suppliers were required to stop using specified materials that are not “environmentally friendly” (as defined in the relevant directive) by July 1, 2006 and to eliminate lead solders from their products by 2010 (the “RoHs6 regulations”). Although we believe that we are in compliance with the RoHs5 and RoHs6 regulations, the tests for compliance with these regulations are limited in their ability to fully ensure compliance. If in spite of the tests performed, if we are not in compliance with these regulations, it could harm our ability to sell our products in Europe and in any other countries that may adopt these regulations. In addition, we have not tested all of our products for RoHs compliance. We have relied on the results for products tested in deciding not to test all of our products. If untested products are determined not to comply with these regulations, it could harm our ability to sell our products.

 Compliance with these regulations, especially with respect to the requirement that products be lead free, as well as additional regulations that are likely to apply in the future, requires us to undertake significant expense with respect to the re-design of our products. This could also result in part or all of our inventory becoming obsolete. We may also be required to pay higher prices for components that comply with these regulations. In addition, such regulations could reduce our production yield and decrease our gross margin. We may not be able to pass these higher component costs and the cost of the decrease in production yield on to our customers. We cannot at this point estimate the expense that will be required to redesign our products in order to include “environmentally friendly” components. We cannot be sure that we will be able to comply with such regulations, that we will be able to comply on a cost effective basis or that a sufficient supply of compliant components will be available to us. Compliance with such regulations has increased our product design costs and could continue to increase these costs.

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

As a result of our issuance of convertible notes in March 2007, we have a significant amount of debt denominated in New Israeli Shekels that are linked to the Israeli CPI and we may have insufficient cash flow to satisfy our debt service obligations.  In addition, the amount of our debt could impede our operations and flexibility.

In March 2007, we issued convertible notes in the aggregate principal amount of approximately $25.8 million (based on the U.S. Dollar/New Israeli Shekel (“NIS”) exchange rate at that time).  The convertible notes are denominated in NIS, bear interest at the rate of 6% and are linked to the Israeli CPI.  The convertible notes are due in March 2017, and are subject to the right of the holders to request early repayment in March 2012. In the first quarter of 2009, we used $3.0 million to repurchase approximately 25% of the then principal amount of the convertible notes. As of December 31, 2009, the net indexed principal amount outstanding under the convertible notes was approximately $24.0 million (based on the U.S. Dollar/New Israeli Shekel exchange rate at December 31, 2009).  We may be unable to repay these notes when due.

The notes are convertible at the election of the holders into our ordinary shares at the initial conversion price of NIS 52.50 (approximately $13.90, based on U.S. Dollar/NIS exchange rate at December 31, 2009) per share if the conversion occurs by March 10, 2010 and at the initial conversion price of NIS 63.00 (approximately $16.69, based on U.S. Dollar/NIS exchange rate at December 31, 2009) per share if the conversion occurs thereafter, in each case subject to adjustment for customary events.

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

Even if we are able to meet our payment obligations on the notes, the amount of debt we have incurred could adversely affect us in a number of ways, including by:

•	limiting our ability to obtain additional financing;

•	limiting our flexibility in planning for, or reacting to, changes in our business;

•	placing us at a competitive disadvantage as compared to our competitors who have less or no debt;

•	making us more vulnerable to the downturn in our business and the economy generally;

•	requiring us to apply a substantial portion of our cash towards payments on our debt, instead of using those funds for other purposes, such as working capital or capital expenditures; and

•	harming our financial condition and results of operations.

We are subject to international business risks.

We sell our CM-100 and CM-4000 products internationally, mainly in Japan, Korea, India and Europe, and we are marketing our products primarily in Asia, Latin America, Europe and the United States. Expansion of our international business requires significant management attention and financial resources. Our international sales and operations are subject to numerous risks inherent in international business activities, including:

•	compliance with foreign laws and regulations;

•	staffing and managing foreign operations;

•	import or currency control restrictions;

•	burdens that may be imposed by tariffs and other trade barriers;

•	local and international taxation;

•	increased risk of collections;

•	transportation delays; and

•	seasonal reduction of business activities.

These factors, as well as different technical standards or product requirements for our systems in different markets, may limit our ability to penetrate foreign markets.

We depend on a limited number of key personnel who would be difficult to replace.  If we lose the service of these individuals, our business could be harmed.

Our growth and future success largely depends on the managerial and technical skills of members of senior management. If any of them is unable or unwilling to continue with us, our business could be harmed and our results of operations could be materially and adversely affected.

We have experienced periods of growth and consolidation of our business. If we cannot adequately manage our business, our results of operations will suffer.

We have experienced both growth and consolidation in our operations from sales of our metro products. In November 2008, in order to decrease our expenses, we substantially decreased our employee head count. Beginning in late 2009, we increased our research and development and sales and marketing expenses primarily as a result of the hiring of new employees.  Future growth or consolidation may place a significant strain on our managerial, operational and financial resources. We are currently expending significant time and resources with respect to research and development related to a potential project for one of our major customers. This project has resulted in an increase in our operating expenses since late 2009 and has increased the operational responsibilities of our management team.

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

We are subject to the risk of adverse claims and litigation alleging infringement of the intellectual property rights of other companies. Many participants in the telecommunication industry have an increasing number of patents and patent applications and have frequently commenced litigation based on alleged infringement. We indemnify our customers with respect to infringement of third party proprietary rights by our products. Third parties may assert infringement claims in the future and these claims may require us to enter into license arrangements or result in costly litigation, regardless of the merits of these claims. Licensing may be unavailable or may not be obtainable on commercially reasonable terms.

We face foreign exchange currency risks.

We operate in a number of territories and typically our prices are determined in local currencies of the countries in which we operate. The main currencies of the countries in which we operate are the U.S. dollar, Japanese Yen (“Yen”), NIS and Euro. In 2010, we expect that a majority of our revenues will be derived from the Yen and Euro and that significant revenues may also be generated in Indian Rupees.  A major part of our expenses will be denominated in U.S. dollars and in NIS. In particular, we are obligated to pay interest on, and to repay the principal of, our convertible notes in NIS.  We currently do not use hedge instruments. We are likely to face risks from fluctuations in the value of the Yen, NIS, Euro and the Rupee compared to the U.S. dollar, our functional currency in our financial statements. In 2007 and 2008 the value of the U.S. dollar decreased against the Yen, and since our sales prices to KDDI were determined in Yen, based on currency exchange rates that prevailed in prior years, this caused us to recognize higher dollar revenues and gross profit in our financial statements in those years. In 2009, the value of the U.S. dollar insignificantly increased against the Yen. In 2008, the value of the U.S. dollar increased against the Euro, which caused us to recognize lower dollar revenues and gross profit in our financial statements for Euro linked prices. An increase in the value of the U.S. dollar against the Yen and Euro in 2010 would cause a decrease in our revenues and gross profit derived from sales denominated in Yen or Euro. In 2007, 2008 and 2009, the value of the U.S. dollar decreased against the NIS, which caused us to recognize higher dollar expenses (mainly salary expenses). A further decrease in the value of the U.S. dollar against the NIS would cause a further increase in our expenses.

We are subject to risks from our financial investments.

We invest the majority of our cash on hand in a variety of financial instruments, including different types of corporate and government bonds from different countries, and other financial instruments. Some of these bonds and instruments are rated below investment grade or are not rated. In 2008, based on our evaluation of certain obligors to pay their debts, we recognized an impairment charge with respect to the value of certain bonds we hold. Also, in 2009 the market value of part of our investments was significantly lower than the book value. If the obligors of any of the bonds or instruments we hold default or undergo a reorganization in bankruptcy, we may lose all or a portion of our investment in any such investment. This would harm our financial condition.

We are subject to taxation in several countries.

Because we operate in several countries, mainly in Israel, Japan, the United States, Germany, Korea, India and Mexico, we are subject to taxation in multiple jurisdictions. We are required to report to and are subject to local tax authorities in Israel, the United States, Japan, Korea and India and cannot be sure of the amount of taxes we may become obligated to pay in these countries. In addition, our income that is derived from sales to customers in one country might also be subject to taxation in other countries.  The tax authorities in the countries in which we operate may not agree with our tax position. Our tax benefits from carry forward losses and other tax planning benefits such as Israeli Approved Enterprise programs, may prove to be insufficient due to Israeli tax limitations, or may prove to be insufficient to offset tax liabilities from foreign tax authorities. Foreign tax authorities may also use our gross profit or our revenues in each territory as the basis for determining our income tax, and our operating expenses might not be considered for related tax calculations. This could adversely affect our results of operations.

Risks Relating to Our Operations in Israel

Potential political, economic or military instability in Israel may adversely affect our results of operations.

Our principal offices and many of our subcontractors and suppliers are located in Israel. Accordingly, political, economic and military conditions in Israel affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors.  A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  Since October 2000, there has been a marked increase in hostilities between Israel and the Palestinians, and in January 2006, Hamas, an Islamist movement responsible for many attacks against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority. Further, in the summer of 2006, Israel engaged in a war with Hezbollah, a Lebanon-based Islamist Shiite militia group, which involved thousands of missile strikes and disrupted most day-to-day civilian activity in northern Israel.  In June 2007, there was an escalation of violence in the Gaza Strip, resulting in Hamas effectively controlling the Gaza Strip. Since June 2007, thousands of missiles have been fired from Gaza at population centers in southern Israel, leading to an armed conflict between Israel and Hamas in January 2009. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons.  Ongoing violence between Israel and the Palestinians, as well as tension between Israel and terror organizations and other countries in the Middle East, may have a material adverse effect on our business, financial condition and results of operations.

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

We could be exposed to risk if the rate of inflation in Israel exceeds the rate of devaluation of the NIS in relation to the Yen, U.S. dollar and other currencies of other foreign countries in which we operate, or if the timing of such devaluation lags behind inflation in Israel. In that event, the cost in U.S. dollars of our operations in Israel would increase and our U.S. dollar-measured results of operations would be adversely affected. For example, in 2009, the value of the U.S. dollar decreased in relation to the NIS by 0.7%, after fluctuating during the year, while inflation increased by 3.9%. As a result, our salary expenses, which are primarily linked to the NIS, increased in U.S. dollar terms. In 2008, there was a similar increase in expenses in U.S. dollar terms. Our issuance in March 2007 of convertible notes, which are denominated in NIS, has made us more sensitive to increases in the value of the NIS relative to the U.S. dollar. In 2007, 2008 and 2009 the value of the U.S. dollar decreased in relation to the NIS, and the Israeli CPI increased, which caused us to record significant financial expenses in relation with these notes. Due to these fluctuations, we may record higher or lower expenses in our financial statements.

We benefit from government grant programs that have been reduced and may be unavailable to us in the future. Our participation in these programs restricts our ability to freely transfer manufacturing rights and technology out of Israel.

Since our inception, we have relied on Israeli government grants for the financing of a portion of our product development expenditures. Due to a continuing reduction of the budget of Israel’s Office of the Chief Scientist of the Ministry of Industry, Trade and Labor, the amount of grants we receive in the future might be lower than in prior years, if we receive any at all. We recognized grants in the amount of $2.5 million in 2007, $2.1 million in 2008 and $1.7 million in 2009.

Generally, according to Israeli law, any products developed with grants from the Office of the Chief Scientist, or OCS, are required to be manufactured in Israel, unless we obtain prior approval of a governmental committee. As a condition to obtaining this approval, we may be required to pay the OCS up to 300% of the grants we received and to repay these grants at an accelerated rate, depending on the portion of manufacturing performed outside Israel. We have obtained an approval from the OCS to manufacture part of our products outside Israel. We intend to keep sufficient manufacturing activities in Israel so that we will be subject to a repayment percentage of up to 150% of the grants we received. In addition, we are prohibited from transferring to third parties the technology developed with these grants without the prior approval of a governmental committee. We received a letter from the OCS requesting that we make certain payments related to our manufacturing activities outside of Israel. In addition, the OCS has claimed that we are required to repay grants related to a research and development project that was cancelled. We are disputing some of the claims made by the OCS and are attempting to negotiate a settlement of these claims. While we have made a provision in our financial statements to cover the estimated outcome of these claims, the amount we ultimately pay may exceed our estimate, which could adversely affect our results of operations.

The tax benefits to which we are currently entitled require us to meet several conditions and may be terminated or reduced in the future, which would increase our taxes.

We are entitled to certain government programs and tax benefits, particularly as a result of the “Approved Enterprise” status of most of our existing facilities. If we fail to meet eligibility conditions in the future, our tax benefits could be reduced or canceled.

For more information about Approved Enterprises, see “Item 5.B - Liquidity and Capital Resources – Effective Corporate Tax Rates in Israel” in this Annual Report, "Item 10.E – Taxation – Israeli Tax Considerations – Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959" in this Annual Report, and Note 7a to the financial statements incorporated by reference in this Annual Report.

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

Based on the composition and value of our gross assets during 2007, 2008 and 2009, it is likely that we would be deemed to have been a passive foreign investment company, or PFIC, for U.S. federal income tax purposes during each of such years.  For each of 2005 and 2006, we believe that we would not be deemed to have been a PFIC, although it is likely that we would be deemed to have been a PFIC in each of 2003 and 2004.  There can be no assurance that we will not be deemed a PFIC for any future tax year in which, for example, the value of all our assets, as measured by the public market valuation of our ordinary shares and the amount of our liabilities, declines in relation to the value of our passive assets (such as cash, cash equivalents and marketable securities).  If we are a PFIC for any tax year, U.S. holders of our ordinary shares during such year may be subject to increased U.S. federal income tax liabilities and reporting requirements for such year and succeeding years, even if we are no longer a PFIC in such succeeding years.

U.S. residents should carefully read “Item 10.E - Taxation – United States Federal Income Tax Considerations” in this Annual Report for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares and the consequences of PFIC status.

We do not intend to pay cash dividends.

We have never declared or paid any cash dividends on our ordinary shares. We currently intend to retain future earnings, if any, for funding growth.  Accordingly, we do not expect to pay any cash dividends in the foreseeable future.

Two shareholders who are also our senior officers may be able to control us.

As of March 1, 2010, Eric Paneth, our Chief Executive Officer, and Izhak Tamir, our Chairman and President, each beneficially owned an aggregate of 1,679,267 ordinary shares, representing 9.8% of our ordinary shares, including 480,000 ordinary shares issuable upon the exercise of options that are currently vested, of which 60,000 options have no exercise price and 420,000 options have an exercise price of $27.14.

Each of Mr. Paneth and Mr. Tamir is an executive officer and a member of our board of directors. Currently, Messrs. Paneth and Tamir are not parties to a shareholders’ agreement. However, if Messrs. Paneth and Tamir act together, they may have the power to control the outcome of matters submitted for the vote of shareholders, including the approval of significant change in control transactions. The equity interest in Orckit of Mr. Paneth and Mr. Tamir may make certain transactions more difficult and result in delaying or preventing a change in control of us unless approved by one or both of them.

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

The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. Between January 1, 2005 and March 1, 2010, our share price has fluctuated from a low of $1.77 to a high of $31.22. The following factors may cause significant fluctuations in the market price of our ordinary shares:

•	fluctuations in our quarterly revenues and earnings or those of our competitors;

•	shortfalls in our operating results compared to levels forecast by securities analysts;

•	announcements concerning us, our competitors or telephone companies;

•	announcements concerning our customers;

•	announcements of technological innovations;

•	the introduction of new products;

•	changes in product price policies involving us or our competitors;

•	market conditions in the industry;

•	the conditions of the securities markets, particularly in the technology and Israeli sectors; and

•	political, economic and other developments in the State of Israel and world-wide.

In addition, stock prices of many technology companies fluctuate significantly for reasons that may be unrelated or disproportionate to operating results.  The factors discussed above may depress or cause volatility of our share price, regardless of our actual operating results.

Our quarterly results of operations, including revenues, net income and net loss, net income and net loss per share, and cash flow, have fluctuated significantly in the past, and these fluctuations are expected to continue in 2010 and beyond. Fluctuations in our results of operations may disappoint investors and result in a decline in our share price.

We have experienced and expect to continue to experience significant fluctuations in our quarterly results of operations. In some periods, our operating results may be below public expectations or below revenue levels and operating results reached in prior quarters or in the corresponding quarters of the previous year. If this occurs, the market price of our ordinary shares could decline.  The following factors have affected our quarterly results in the past and are likely to affect our quarterly results in the future:

•	size and timing of orders, including order deferrals and delayed shipments;

•	launching of new product generations;

•	length of approval processes or market testing;

•	technological changes in the telecommunication industry;

•	accuracy of telecommunication company, distributor and original equipment manufacturer forecasts of their customers’ demands;

•	changes in our operating expenses;

•	the timing of approval of government research and development grants;

•	disruption in our sources of supply;

•	competitive pricing pressures;

•	funding required for our operations;

•	general economic conditions;

•	terms and conditions of supply agreements with our customers and their impact on our recognition of revenues from these agreements;

•	changes in our revenue recognition practice as a result of changes in the commercial terms between us and our customers;

•	determination of the fair value of the conversion feature in our convertible notes;

•	timely payments of receivables by customers;

•	changes in payment terms between us and our suppliers which could accelerate the timing of payments by us and negatively affect our working capital and cash balances; and

•	changes in payment terms between us and our customers which could defer the timing of payments by our customers and negatively affect our working capital and cash balances.

Other factors could also impact our results. Therefore, the results of past periods may not be relied on as an indication of our future performance.

Our actual financial results might vary from our publicly disclosed financial forecasts.

From time to time, we publicly disclose financial forecasts. Our forecasts reflect numerous assumptions concerning our expected performance, as well as other factors which are beyond our control and which might not turn out to be correct. As a result, variations from our forecasts could be material. Our financial results are subject to numerous risks and uncertainties, including those identified throughout this “Risk Factors” section. If our actual financial results are worse than our financial forecasts, the price of our ordinary shares may decline.

There may be an adverse effect on the market price of our shares as a result of shares being available for sale in the future.

If our shareholders sell substantial amounts of our ordinary shares, including shares issued upon the exercise of outstanding options, the market price of our ordinary shares may fall. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

Our ordinary shares are listed for trading in more than one market and this may result in price variations.

Our ordinary shares are listed for trading on NASDAQ and the TASE. Trading in our ordinary shares on these markets is made in different currencies (U.S. dollars on NASDAQ and NIS on TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets can often differ, resulting from the factors described above, as well as differences in exchange rates. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

We are subject to ongoing costs and risks associated with complying with extensive corporate governance and disclosure requirements.

As a foreign private issuer subject to U.S. federal securities laws, we spend a significant amount of management time and resources to comply with laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, SEC regulations and NASDAQ rules. Section 404 of the Sarbanes-Oxley Act requires an annual review and evaluation of our internal control over financial reporting of the effectiveness of these controls by our management and, under certain circumstances, by our independent registered public accounting firm. There is no guarantee that these efforts will result in management assurance or, when required, an attestation by our independent registered public accounting firm that our internal control over financial reporting is adequate in future periods. In connection with our compliance with Section 404 and the other applicable provisions of the Sarbanes-Oxley Act, our management and other personnel devote a substantial amount of time, and we may need to hire additional accounting and financial staff, to assure that we continue to comply with these requirements.  The additional management attention and costs relating to compliance with the Sarbanes-Oxley Act and other corporate governance requirements could materially and adversely affect our financial results.

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

We were originally engaged in the development of various products based on digital subscriber line technology. For several years ending in 2003, our primary business was the sale of asymmetric digital subscriber line, or ADSL, products. We incurred significant operating losses in connection with the sale of these products and we no longer sell these products. Since 2001, we have invested significant funds mainly in new telecommunication equipment products addressing high transmission of data for the metropolitan area. We began to recognize revenues from sales of these products in 2004.

Major Developments since January 1, 2009

We continued to expand our customer base for CM products during 2009. In July 2009, we announced that MetroNet, a Mexican telecommunication service provider, was upgrading its networking infrastructure with the Orckit-Corrigent CM-4000 portfolio.  MetroNet is deploying our CM-4000 in a few large metropolitan networks.  Our CM-4000 upgrades MetroNet "Carrier of Carriers" networks and enables high-end connectivity solutions to most of the telecommunication operators in Mexico.

In September 2009, we announced that our CM-4000 product was selected by a leading telecommunication service provider in India through an OEM channel and would be deployed as part of a next generation triple play network based on fiber to the point (where point can be home, building, or cabinet) technologies. We submitted the CM-4000 product line in this tender through two OEM channels.  During the first quarter of 2009, the end customer selected our two OEM channels. We made shipments to the first OEM channel beginning in late 2009.  There is no assurance that our products will be purchased by the second OEM channel.  We cannot determine the amount or timing of any further purchases that may be made by the end customer.

In November 2009, we announced that a leading Scandinavian telecommunication service provider selected our CM-4000 MPLS product portfolio to enable services migration and expansion for residential, enterprise and mobile subscribers. Shipments began in late 2009.

In late 2009, a new customer in South America selected our CM-4000 solution to provide Ethernet services to local enterprises in a scalable and cost effective way. Shipments to this customer began in late 2009.

In August 2009, we announced the establishment of a new office in Brazil in order to extend our presence in South America. We continue to invest in our sales efforts in this region.  In January 2010, we announced the establishment of a new sales office in Manila. The office is expected to better enable us to address the needs of the Philippines telecommunication sector. In February 2010, we announced that we strengthened our presence in India and appointed a managing director in India. Through the office in India, we plan to take an active role in building the next generation transport for India's networking infrastructure. In March 2010, we announced the establishment of a new office in Bangkok,  Thailand and appointed a VP Sales for Thailand, Laos and Myanmar.

Since 2009, we have increased our sales and marketing efforts through our presence in Mexico, Brazil, India, Israel, Japan, Korea, the Philippines and Thailand and the United States. We are also in the process of increasing our presence in other locations as well. We have continued our sales and marketing efforts in selected additional markets in Europe, Asia Pacific and Latin America through our headquarters in Tel Aviv, Israel. We expect our product lines to offer benefits to carriers in these markets as they are in the early phases of implementing high-bandwidth networks for Ethernet services, other advanced data services, TV and video services.

We continued in 2009 to direct our resources to the development and marketing efforts related to our technology and products that address the need for solutions capable of supporting very high bandwidth services.

Substantially all of our operating expenses in 2009 were related to our efforts to develop and market the CM product lines, mainly the CM-4000. Our CM-4000 product line became commercially available in January 2008 and offers significantly higher bandwidth support, greater Ethernet user interface density and a wider range of services than our CM-100 product line. The majority of our sales in 2009 were derived from the CM-100 product line.

In order to help reduce our operating expenses, in late 2008 we significantly decreased our employee head count from 249 to 198, primarily in the research and development area.  This resulted in a significant decrease in our operating expenses in 2009. During the fourth quarter of 2009, we began to increase our headcount primarily in the research and development department in order to qualify for a potential project for a major customer. In 2010, we continued to increase our headcount. As a result, we expect our operating expenses to be higher in 2010 than in 2009. Despite the increase in the number of research and development personnel in late 2009 and 2010, our research and development plans have been delayed as a result of the decrease in our employee head count in late 2008.

In December 2009, one of our major customers notified us that it intends to undertake an additional project in 2010. To compete for this project, we started to expend significant time and resources with respect to research and development related to this potential project. This project has resulted in an increase in our operating expenses since late 2009 and a diversion of resources away from other existing customers and from potential customers. If we win this project, we expect shipments to commence in the fourth quarter of 2010.

Principal Capital Expenditures

Our principal capital expenditures to date have been the purchase of equipment and other software tools used in our business. These purchases totaled $613,000 in 2007, $984,000 in 2008 and $465,000 in 2009. We used internal resources to finance these capital expenditures.

B.          BUSINESS OVERVIEW

General

We develop, market and sell telecommunication transport equipment capable of supporting the growing capacity demands for Ethernet services and high bandwidth video services, such as HDTV, Internet Protocol television, or IPTV, and video on demand, or VOD, and interactive television (together known also as “video services”), as well as other types of data services and voice services, whether transmitted over wireline or cellular networks, in metropolitan networks. Our target customers are telecommunication service providers active in metropolitan areas.

Our CM-100 and CM-4000 product lines are designed to enable the provision and management of data, video and voice transport services in an efficient manner that is expected to reduce the costs of transport service providers. Supporting fiber-optic infrastructures, the CM-100 and CM-4000 support a wide range of interfaces for video, data and voice.

The CM-4000 became commercially available in 2008. It provides multi-service capabilities and reliability similar to the CM-100, while offering higher switching capacity and larger Ethernet user port density. Shipments of the CM-4000 began in 2008.

Our CM-100 and CM-4000 metropolitan product lines are optical transport solutions that are designed to handle not only the growing demand for video and data services by telecommunication company customers and small to medium size businesses, but also support most traditional voice services, in compliance with the technical specifications required by existing synchronous voice transmission on optical media, SONET or SDH. The CM-100 and CM-4000 product lines are designed to provide the benefits of both Ethernet and SONET (or SDH) protocols. The product lines are also designed to avoid integrating costly protocol-dependant mapping functionalities that are generally required in adapting SONET platforms to support data traffic, as well as the costs of adapting additional Ethernet platforms to handle packet-based traffic.

We focus on the needs of metropolitan area networks that primarily addresses a transmission capacity of 10 or more Gigabits per second, or Gbps.  The majority of metropolitan area networks are currently operating at a transmission capacity of 10 Gbps or below because they were initially designed to address voice traffic and later upgraded to support high speed Internet service connections.  Penetration of content-based services such as IPTV with the transition from Standard Definition (SD) to High Definition (HD) content, together with the migration from linear TV (Broadcast/Multicast) to Video on Demand (VoD) and growth of Over the Top (OTT) content and file sharing over the Internet, are expected to drive the need for growth in network transmission capacity.

The CM-100 product line was first delivered for commercial deployment in 2004.  In 2004, this product was selected for commercial deployment by KDDI Corporation in Japan, or KDDI, a major telecommunication carrier in Japan. These sales by us in Japan were made through distributors.  KDDI has deployed the CM-100 product line as part of a nation-wide build up in Japan of an advanced metro network that is intended to carry “residential triple play” services, which are a bundled offering of voice services, Internet access and a range of video and other media video services, as well as Ethernet services for business customers and TDM circuit emulation for 3G mobile backhauling, all based on IP protocols. Media Broadcast GmbH in Germany began deploying the CM-100 in 2008, and we began shipping our products to SK Broadband in Korea in late 2008. Several additional customers have also deployed the CM-100 product line.

Metro Transport Telecommunication Markets, Technology and Products

The fiber optic networks of many telecommunication companies in the Metro Transport market located in metropolitan areas are experiencing a shift from carrying primarily voice traffic to carrying a growing mix of data, video and voice traffic. Data transmissions are based on internet protocol, or IP, and carry services such as voice over IP, or VoIP, Internet access and various video services, as well as advanced data services for business customers. Video services include broadcasting streaming video and multicasting streaming video that is either identical or can be differentiated by subscriber choice, either at standard definition capacity or at HDTV capacity. In addition, these services include transmission of all of these services over a cellular network to advanced handheld devices over third generation, 3G or 3.5G, cellular networks and fourth generation, or LTE (Long Term Evolution), cellular networks. Data traffic volumes carried over these metropolitan area networks are surpassing voice traffic volumes. Data traffic is forecasted for further growth over the coming years. This increase in data relative to voice traffic is mainly a result of the rapid growth of the Internet, video services and business services.

Offerings to consumers of high speed data services at rates of up to 100 mega-bits per second, or Mbps, have reached millions of subscribers worldwide. These services are offered either over fiber connections or a combination of fiber and fast access technologies, such as ADSL release 2, very high speed digital subscriber line, or VDSL, and VDSL release 2, wireless or cable networks. Connecting subscribers with fiber is expected to allow for significantly higher speed services, mainly data and video services and, as a result, will require an upgrade of metro telecommunication equipment with technologies that enable very high speed transmissions of data services over fiber networks.

The main driver for growth of data traffic is the adoption of new video services by consumers. Services such as video-on-demand, HDTV, catch-up TV, file sharing and Internet-TV are posing new requirements on service providers’ networks in terms of bandwidth scaling and quality of service. Video services require peak bandwidth capacity on orders of magnitude higher than deployed for Internet access services, but only at certain hours of the day. Additionally, video services have different characteristics than internet access and voice services. Video services are sensitive to jitter, loss and delay. In addition, existing mechanisms to ensure quality of experience that were developed to address traditional services are insufficient for HDTV and other new video services. Our CM product line was designed to address these requirements for the delivery of video services to consumers.

Telecommunication companies have typically managed their data transfer capacity needs through their existing metro transport technologies. These technologies were originally designed for transporting voice services. These traditional solutions, however, are not designed to support high levels of data services traffic. Traditional networks are also inefficient when transporting data as they fail to utilize inherent differences in the type of network support that is required for the transmission of data traffic. Data traffic is generally less susceptible to corruption resulting from minor time delays and less time-sensitive than voice traffic. In addition, the flow of data traffic is often characterized by rapid bursts, with dynamically varying levels of utilization of communication channels, as opposed to the flow of voice traffic, which has characteristically constant levels of channel utilization. Most metropolitan area networks are based on transmission equipment that is limited to transmission capacities of 2.5 Gbps and below. Telecommunication carriers are expected to upgrade their metro networks over the next few years to be able to support transmission capacities of 10 or more Gbps in order to better support high bandwidth data services.

A range of new solutions is being developed to address the need of carriers and service providers to be able to support higher levels of data traffic within metropolitan areas, commonly referred to as metro transport. One type of solution, consisting of a router or switch that transports packets of data, focuses on the characteristics of data traffic without supporting high-rate time division multiplexing, or TDM, circuit services that meet the stringent timing requirements needed for some legacy services. In this type of solution, data services and legacy services are transmitted and maintained in different metro networks. Another type of solution attempts to take advantage of the characteristics of data traffic while continuing to support traditional voice traffic over a converged metro network. We offer this second type of solution that offers transmission capacities of 10 Gbps and higher, and supports transmission of both packets of data and traditional circuit-based voice and data services over the same network. Data services supported include the transmission of a range of video services, whether in standard or HDTV mode, as well as over cellular networks. We expect that the metro transport solution for the transmission of traditional voice and increased data traffic will combine the efficient transport of data services based on Ethernet protocol with high reliability voice services based on SONET/SDH protocol.

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

Carrier Ethernet. Carrier Ethernet refers to a combination of technologies, including Ethernet, MPLS and PWE, that enable telecommunication network providers to provide high-bandwidth data services to consumers and enterprises.  Standards for carrier Ethernet networks are being developed by multiple industry organizations, including the IEEE, IETF, MEF and others. We are a leading participant in defining carrier Ethernet standards.

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

The CM-100 product line utilizes SONET/SDH, RPR, PWE and MPLS technologies to effectively support a range of Ethernet and Time Division Multiplexing, or TDM, services that are commonly used for voice transmissions and other data services. Data services supported include video services, whether standard or HDTV streams, in a broadcasting or multicasting mode, that allows for broader customization of transmission based on a customer’s selection. This product line is designed to work with both legacy SONET/SDH and emerging MPLS core devices. The CM-100 product can support transmission capacities of up to 10 Gbps and interfaces with:

°	10 megabit/100 megabit Ethernet;

°	1 Gigabit Ethernet;

°	10 Gigabit Ethernet; and

°	a range of TDM SONET interfaces including:

▪	1.544 Mbps Plesiochronous (PDH) interface (known also as T1) and 2.048 megabits per second PDH interface (known also as E1);

▪	44.736 Mbps Plesiochronous (PDH) interface (known also as DS3);

▪	155 Mbps SONET/SDH interface (known also as OC3/STM-1) Clear Channel and Channelized;

▪	622 Mbps SONET interface (known also as OC12/STM-4); and

▪	2.5 gigabit per second SONET interface (known also as OC48/STM-16).

The CM-100 product line is designed to deliver both Ethernet and TDM (SONET/SDH)–based services over a packet-based network. These services are carried over MPLS LSP/pseudowires over an RPR ring in a packetized form that is designed for both bandwidth efficiency and lower cost architecture. The CM-100 allows legacy data services, such as frame relay, asynchronous transfer mode, or ATM, and packet over SONET, to be carried in their native form allowing a reduction in the bandwidth used to provide these services. MPLS is used to provide both end-to-end automatic provisioning capabilities and isolation between different users’ services, thus providing a preferred method of traffic engineering. MPLS also aids end-to-end interoperability between the transport systems of different vendors.

CM-4000 Product

Our CM-4000 product line, the CM-100's second generation product, was first announced in 2007, and became commercially available in January 2008. The CM-4000 is our high capacity product line in the packet transport area. It provides multiservice capabilities and reliability similar to the CM-100. The CM-4000 offers higher bandwidth support, greater Ethernet user interface capacity and a wider range of services than our CM-100 product line.

The CM-4000 product line builds on our industry-leading packet transport technology, and supports a mix of data and TDM interfaces ranging from tens of Megabits to tens of Gigabits, through the introduction of advanced bonding technologies. It supports a range of classes of service and service aware traffic management, as well as high rate interfaces for Ethernet and SONET services.

We believe that our CM-4000 switches address the needs for next-generation Carrier Ethernet plus transport, or CE+T, with a cost-effective combination of Ethernet and TDM. Our solution is designed to ensure service quality and availability, while enabling a reduction of capital and operating expenses. Using CM-4000 switches enables a customer to achieve network convergence with a plug-and-play network management system, or NMS, that easily interacts with operating support system, or OSS, service applications.  The CM-4000 is a high-capacity MPLS-based carrier Ethernet transport switch providing high service availability and scalability, and simplified end-to-end “point-and-click” management through its service/application-oriented CM-view NMS.

The following interfaces are supported on the CM-4000 product line:

°	10 megabits/100 megabits Ethernet;

°	1 Gigabit Ethernet;

°	10 Gigabit Ethernet;

°	OC-192 10 Gigabit Resilient Packet Ring; and

°	Rate and Protocol configurable SONET/SDH at OC-3/STM-1, OC-12/STM-4, OC-48/STM-16

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

Our CM-4000 was designed to efficiently deliver a mix of TDM and advanced packet services over a single, converged transport infrastructure. It offers a designed application and service-aware traffic management scheme that provides end-to-end performance during congestion, and enables dynamic bandwidth reclamation and optimal bandwidth utilization for the delivery of the following packet and TDM services:

°	E-Line, E-Tree and E-LAN services with differentiated quality of service, or QoS, application-aware classification and Service Level Agreement, or SLA, guarantee;

°	Ethernet virtual private line, or EVPL, and virtual private LAN services, or VPLS;

°	SONET/SDH to Ethernet interworking;

°	A full range of TDM private line services; and

°	Non-blocking SONET/SDH low-order and high-order cross connect.

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

Our CM-4000 product line includes the CM-4140, CM-4314 and CM-4206 systems. These systems can be deployed in a variety of topologies, including ring, mesh and tree, over one or multiple 10 Gbps wavelengths.

In October 2008, we launched an addition to the CM-4000 product line, the CM-4140. The CM-4140 is a cost-optimized, low-power and small-footprint MPLS-based carrier Ethernet transport switch. It offers a full suite of carrier-class Ethernet and TDM services for aggregating residential multi-play services, business connectivity and mobile backhaul applications. We believe that it offers a combination of price, power and footprint that compares favorably to competitive solutions. Its cost structure, low power consumption and small size enable service providers to expand the MPLS from the metro core to the edge of the aggregation network, benefiting from an end-to-end MPLS network across the aggregation and core network. The CM-4140 is interoperable with leading third party MPLS switches/routers in the industry and enables Tier 1 service providers to benefit from a “best in class” network solution for the first layer of aggregation that can work together with third party high-capacity and large-scale MPLS switch/routers in the second layer of aggregation. In addition, the CM-4140 was designed to address the needs of Tier 2 and Tier 3 carriers, as well as to complement our existing product offerings.  In 2008, we received an initial order for the CM-4140 and began shipping this product. Additional orders for this product were received in 2009.

The CM-4206 and CM-4314 systems support a common set of interchangeable interface cards and common modules. They support a rich set of Ethernet, TDM, MPLS and RPR functionality with two different chassis form factors, and utilize a common hardware and software architecture.

Sales, Marketing and Service

Sales and Marketing. We market our products to telecommunication companies both directly and indirectly through original equipment manufacturers, strategic alliances and agency and distribution arrangements. In addition, we believe that our participation in technology committees involved in the establishment of industry standards is a strong marketing tool. As of December 31, 2009, overall marketing and sales efforts were conducted by approximately 38 employees.

We conduct our sales and marketing efforts through our presence in Mexico, Brazil, India, Israel, Japan, Korea, the Philippines, Thailand and the United States. We also conduct our sales and marketing efforts in selected additional markets in Europe, Asia Pacific and Latin America through our headquarters in Tel Aviv, Israel. We expect our product lines to offer benefits to carriers in these markets as they are in the early phases of implementing high-bandwidth networks for Ethernet services, other advanced data services, TV and video services.

The following is a summary of revenues by geographic area based on the location of the end users for the last three years:

	Year ended December 31
	2007	2008	2009
	(In thousands)
Japan	$9,906	$7,969	$6,015
Germany	--	7,615	1,725
Korea	--	824	2,916
United States	--	--	1,655
Other	--	848	416
	$9,906	$17,256	$12,727

All of our revenues in 2007 and the substantial majority of our revenues in 2008 and 2009 were generated from our CM-100 metro product line. Our sales to KDDI in Japan accounted for 99.3% of our revenues in 2007, 45.5% of our revenues in 2008 and 44.0% of our revenues in 2009. Sales to Media Broadcast in Germany accounted for 44.1% of our revenues in 2008 and 13.6% of our revenues in 2009. Sales to SK Broadband in Korea accounted for 22.9% of our revenues in 2009. In 2009, we expanded our customer base, with sales to 13 customers by the end of 2009. However, we still expect to depend on purchases by a very limited number of telecommunication carriers for the substantial majority of our product revenues.

Approval Process. Telecommunication companies are significantly larger than us and consequently are able to exert a high degree of influence over us. Prior to selling our products to telecommunication companies, we are required to undergo lengthy approval processes.  Evaluation can last for over a year for enhanced products or products based on newer technologies.

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

The introduction of our CM-4140 product shortened this long cycle of trials for simple deployment applications because this platform is installed closer to the access portion of the network, while other platforms are installed closer to the core of the network.

Commercial deployment of a new product usually involves substantially greater numbers of systems and locations than the field trial stage. In the first phase of commercial deployment, a telecommunication company installs the equipment in selected locations for certain applications. This phase is followed by general deployment which involves greater numbers of systems and locations. Telecommunication companies typically select a number of suppliers for general deployment to ensure that their needs can be met. Subsequent orders, if any, are placed under a single or multi-year supply agreement.

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

Services and Support. We offer repair services as part of our warranty services and technical support services for our products. We usually do not provide installation services. We expect that our local distributor or reseller will provide the first level of service and support. More extensive repair and technical support is offered at our headquarters in Israel pursuant to software support and hardware warranty obligations. We also offer telephone support and provide product training to our carrier customers on a case-by-case basis. When we utilize a reseller for sales to a customer, we deliver our products to our resellers and usually they are responsible for installation.  Alternatively, in Germany, the reseller can ask us to complete installation for an agreed price. Second level support services that address identification and documentation of field failures are provided by our local office in the relevant territory or by our office in Israel.

To date, substantially all of our product sales are subject to a warranty and support protection period of up to five years. Our warranty generally covers defects in materials or workmanship and failure to meet published specifications, but excludes damage caused by improper use and other express or implied warranties. In the future, based on market conditions, we may agree to indemnify our customers in some circumstances against liability from defects in our products or for indirect damages. In the event that there are material deficiencies or defects in the design or manufacture of our products, the affected products could be subject to recall. In such cases, we may be required to repair affected products even if they are no longer under warranty. Our exposure to indirect damages arising from failures covered by our warranty could be significant.

Customers and End-users. To date, our products have been commercially deployed by KDDI Corporation in Japan, by Media Broadcast GmbH in Germany, by SK Broadband in Korea and by several additional customers for smaller deployments.

Our sales to KDDI in Japan, which began in 2004, are made pursuant to agreements and related terms of sale with OKI, a distributor of telecommunication and enterprise products in Japan. We provide to KDDI a product warranty and post-contract hardware and software support services with respect to products sold. OKI provides on-site product support services and training. Our distribution agreement sets general distribution terms regarding any sales that are made to targeted customers. OKI submits purchase orders for products on an as needed basis and is not committed to purchase any specific quantity of our products.

In February 2008, our CM-100 and CM-4000 product lines were selected by Media Broadcast GmbH, or Media Broadcast, as a network infrastructure building block for network solutions deployed by Deutsche Telekom’s wholesale business unit, and leased to a leading cable operator in Germany. Deployments of our CM-100 products in two regions began in 2008 and deliveries were also made, to a lesser extent, in 2009.  Further deliveries of our CM-100 products, initial deployment of our CM-4000 products and any expansion of service in Germany are subject to the cable operator’s decisions. Our sales to Media Broadcast in Germany are made pursuant to a master sales agreement that governs sales to them. We provide to Media Broadcast a product warranty and post-contract hardware and software support services with respect to products sold. Media Broadcast will provide on-site product support services and training to the end user. The master agreement sets general terms regarding sales that are made to targeted customers. Media Broadcast will submit purchase orders for products on an as needed basis and is not committed to purchase any specific quantity of products.

In September 2008, our CM-100 was selected by Korea’s Hanaro Telecom (now called SK Broadband) as their main network infrastructure building block for their premium IPTV services. Deliveries of our CM-100 in Korea started in late 2008 and continued in higher volumes in 2009.  Our sales to SK Broadband in Korea are made pursuant to an agreement of sale with a distributor of telecommunication and enterprise products in Korea. We provide to SK Broadband a product warranty and post-contract hardware and software support services with respect to products sold. The distributor will provide on-site product support services and training to the end user. The agreement sets general terms regarding sales that are made through this distributor. SK Broadband will submit purchase orders for products on an as needed basis and is not committed to purchase any specific quantity of products.

In July 2008, we announced that our CM-100 and CM-4000 were selected by three new customers. Two of these new customers are global carriers, who selected the CM-100 for metro upgrades in the United States and Europe, and the other carrier selected both CM-100 and CM-4000 for its metro build-out in Europe. Shipments in low volume to all three customers began in 2008 and continued in even lower volumes in 2009.

Manufacturing

Currently we use one subcontractor for component sourcing, inventory warehousing, board assembly, testing and shipment. While we believe that we can satisfy our production requirements using this one major subcontractor, from time to time we assess our needs and explore the possibility of engaging another subcontracting facility to potentially provide us with additional manufacturing capabilities. We expect to continue to utilize this major subcontractor and other third parties to manufacture, assemble and test our new products.

Telecommunication company orders are short term and typically involve short delivery time frames. The manufacture of products is mainly against purchase orders, although we are likely to order products based on sales forecasts and also to keep certain levels of products in inventory. We and our manufacturers perform final quality control and extensive testing prior to shipping. Product quality and reliability are of prime concern in all phases of the manufacturing process. Our facilities are subject to the ISO9001 certification process. This certification is required in order to sell to many telecommunication companies.

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

Industry Standards and Government Regulations

Our products must comply with industry standards relating to telecommunication equipment.  Before completing sales in a country, our products must comply with local telecommunication standards, recommendations of quasi-regulatory authorities and recommendations of standards-setting committees. In addition, public carriers require that equipment connected to their networks comply with their own standards. Telecommunication-related policies and regulations are continuously reviewed by governmental and industry standard-setting organizations and are subject to amendment or change. Although we believe that our products currently meet applicable industry and government standards, we cannot be sure that our products will comply with future standards.

We are subject to telecommunication industry regulations and requirements set by telecommunication carriers that address a wide range of areas including quality, final testing, packaging and use of environmentally friendly components.  We comply with the European Union's Restriction of Hazardous Substances Directive that required telecommunication equipment suppliers to stop the usage of some materials that are not environmentally friendly by July 1, 2006, known as the “RoHs5 regulations.”  Further regulations, known as the “RoHs6” regulations, require suppliers to stop the usage of lead in solders in telecommunication equipment. An extension for compliance with the RoHs6 regulations through 2010 was granted under the Directive. We expect that other countries, including countries we operate in, will adopt similar directives or other additional regulations. We believe that we are in compliance with the RoHs5 and RoHs6 regulations, although tests for compliance with these regulations are limited in their ability to fully ensure compliance.

Competition

We compete on the basis of technological capability, price, customer service, product features, adherence to standards, quality, reliability, availability and technical support. With respect to our metro products, competition is based primarily on technological capability and the ability to develop a product that can be manufactured and sold with a cost structure that will allow for mass deployment to customers of telecommunication companies. Many of our competitors and potential competitors have greater financial, technological, manufacturing, marketing and personnel resources than we have. The expansion of research and development facilities in Asia, where engineering and production costs are lower compared to the United States, Western  Europe or Israel, has increased and could further increase competition and price pressure on our products.

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

Our competitors in our targeted markets of metro and access telecommunication equipment are numerous and we expect competition to increase in the future. Our principal competitors for our products include Alcatel-Lucent, Brocade, Ciena, Cisco Systems, Inc., ECI Telecom Ltd., Ericsson, Extreme Networks, Fujitsu, Huwaei, Juniper, NEC, Nokia-Siemens Networks, Tellabs and UTStarcom

Intellectual Property Rights

We regard certain areas of our technology as proprietary. We have obtained several patents and have filed U.S. and international patent applications covering certain key areas of our technologies. In general, we have relied on a combination of technical leadership, trade secret, copyright and trademark law and nondisclosure agreements to protect our unpatented proprietary know-how. Our proprietary technology incorporates algorithms, software, system design and hardware design that we believe is not easily copied. We believe that, because of the rapid pace of technological change in the telecommunication industry, patent and copyright protection are less significant to our competitive position than factors such as the knowledge, ability and experience of our personnel, new product development, market recognition and ongoing product maintenance and support.

Legal Proceedings

On May 24, 2006, Bezeq – The Israeli Telecommunications Corporation Ltd. filed a lawsuit against us in the District Court of Tel Aviv. The complaint alleges that we breached supply undertakings regarding DSL products and services we supplied Bezeq and claims an amount in NIS equivalent to approximately $10.6 million in damages. We no longer supply DSL products or services. We filed an answer denying the allegations in the complaint and counterclaimed for an amount in NIS equivalent to approximately $2.1 million in damages. We believe that Bezeq’s lawsuit is without merit and intend to vigorously defend against it.

We are not a party to any other material pending legal proceedings, nor is any of our property the subject of any other material pending legal proceeding.

C.          ORGANIZATIONAL STRUCTURE

List of Significant Subsidiaries

Corrigent Systems Inc., our wholly-owned subsidiary, is a Delaware corporation, and Orckit-Corrigent Ltd., our wholly-owned subsidiary, is an Israeli company.

D.           PROPERTY, PLANTS AND EQUIPMENT

As of December 31, 2009, our principal offices in Tel Aviv occupied approximately 45,000 square feet of space rented through a series of leases. Our major lease in Tel Aviv expires in December 2010. We have an option to terminate these lease agreements upon six months prior written notice. We also maintain offices in Gurgaon, India, Tokyo, Japan, and Seoul, South Korea. We believe that our offices and facilities are adequate for our current needs and that suitable additional or substitute space will be available when needed.

ITEM 4A.                   UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.                      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

Our operating and financial review and prospects should be read in conjunction with our financial statements, accompanying notes thereto and other financial information appearing elsewhere in or incorporated by reference in this Annual Report.

Overview

Orckit was founded in 1990. We are an Israeli corporation engaged in the design, development, manufacture and marketing of telecommunication equipment that enables transmission of broadband services. Substantially all of our revenues from 2004 through 2007 were derived from the sale of our metro products, the CM-100 product line, to KDDI. In 2008, we continued to derive our revenues mainly from sales of the CM-100 product line to KDDI and Media Broadcast, which we added as a customer in 2008. In 2009 we continued to derive our revenues mainly from sales of the CM-100 product line to KDDI, Media Broadcast and Korea’s Hanaro Telecom (now called SK Broadband), which we added as a customer in late 2008. SK Broadband selected our CM-100 as their main network infrastructure building block for their premium IPTV services.

In 2008, we introduced our new line of products, the CM-4000, which offers higher bandwidth support, greater Ethernet user interface capacity and a wider range of services than our CM-100 product line.  We expect to generate our revenues in 2010 primarily from the sale of our CM-4000 and, to a lesser extent, from sales of our CM-100 metro product lines We expect to depend on sales of our CM product lines to a limited number of customers for the substantial majority of our revenues in 2010.

The end-user base for our products is comprised primarily of large telecommunication companies, and has historically been concentrated in each year among a very small number of companies. Sales to KDDI accounted for approximately 99.3% of our revenues in 2007, 45.5% of our revenues in 2008 and 44.0% of our revenues in 2009. In early 2008, our CM-100 and CM-4000 product lines were selected by Media Broadcast GmbH as a network infrastructure building block for network solutions deployed by Deutsche Telekom’s wholesale business unit, and leased to a leading cable operator in Germany. Deployments of the CM-100 began in 2008. Sales to Media Broadcast GmbH accounted for approximately 44.1% of our revenues in 2008. Sales to Media Broadcast decreased significantly in 2009 and constituted approximately 13.6% of our revenues in 2009. Media Broadcast has not as yet deployed any of our CM-4000 products. SK Broadband in Korea, which began purchasing our CM-100 products in 2008, became our second largest customer in 2009, with sales to SK Broadband representing 22.9% of our revenues in 2009. We expect that we will continue to experience high customer concentration.

In 2009, our CM-4000 product was also selected by (i) MetroNet, a Mexican telecommunication service provider which is using the CM-4000 portfolio to upgrade its "Carrier of carriers" network and enable high-end connectivity solutions to most of the telecommunication operators in Mexico; (ii) a leading telecommunication service provider in India, through an OEM channel, that will deploy our products as part of a next generation triple play network based on “fiber to the point” technologies; and (iii) a leading Scandinavian telecommunication service provider which has chosen Orckit's CM-4000 MPLS product portfolio to enable services migration and expansion for residential, enterprise and mobile subscribers.

Our products undergo lengthy approval and procurement processes prior to their sale due to the quality specifications of our end-users and the regulated environment in which they operate. Accordingly, we make significant expenditures in product and market development prior to actually commencing sales of new products. In addition, we are frequently required to make significant expenditures to tailor our products to specific end-user needs during the initial commercialization phase. Our product sales to end-users are subject to fluctuation from quarter to quarter and year to year.

As a result of our continuing losses and the uncertain economic climate around the world, in November 2008 we significantly decreased our employee head count, primarily in the research and development area, which reduced our operating expenses in 2009. In December 2009, one of our major customers notified us that it intends to undertake an additional project in 2010. To compete for this project, we started to expend significant time and resources with respect to research and development related to this potential project. We intend to continue to evaluate new technologies and related product opportunities and engage in extensive research and development activities related to new technologies. We expect to continue to make significant expenditures for research and development. We also expect to increase our sales and marketing expenses.  As a result, we expect that our operating expenses will be higher in 2010 than in 2009.

Substantially all of our operating expenses in 2008 and 2009 related to research and development expenses, selling, general and administrative expenses and capital expenditures for the operations and support related to our CM-100 and CM-4000 product lines and related technologies.

We generated operating losses in each of the five years prior to 2005. We began to generate revenues from sales of our metro products in the second half of 2004. In 2005 and 2006, we recognized revenues solely from sales of our metro products and were able to generate operating and net income in these years, although the amount of operating and net income was significantly lower in 2006 than in 2005.  Our sales declined in the second half of 2006. The decline in revenues accelerated in 2007 due to a significant decrease in sales to our only significant customer at that time. As a result, we generated operating and net losses in 2007.  Our revenues increased in 2008 due to an increase in our customer base, mainly our sales to Media Broadcast. However, we still generated operating and net losses in 2008.  Our revenues decreased in 2009 as a result of a reduction in deployment of our products by our major customers, KDDI and Media Broadcast, and we again generated operating and net losses. We expect to continue reporting operating and net losses in 2010.

A number of trends in the communications industry are driving growth in demand for network capacity and are expected to increase demand for carrier Ethernet transport systems. These trends include:

°
Growth of Internet usage and Internet protocol traffic. Internet protocol network traffic continues to grow significantly as bandwidth used per Internet user and the total number of Internet users increase;

°
Increasing broadband penetration and higher speed access technologies. Communications service providers are offering broadband internet access to an increasing number of business and enterprise subscribers to support voice, video and high speed data offerings. In addition, wireless technologies such as 3G and its successors are allowing high bandwidth to mobile devices; and

°
Attractiveness of bandwidth-intensive applications. New applications (e.g., video-on-demand, music downloads, tele-presence, over the top, file sharing, etc.), and network delivery of larger file formats (e.g., HD video) necessitate an increase in network capacity to accommodate high-quality delivery of these bandwidth-intensive services.

Our metro products address high-bandwidth packet services. We expect that “residential triple play” (the mix of voice, video, and data over wireline and wireless networks) services will grow and drive the demand for our metro products. However, the growth of these services will be subject to the ability of telecommunication carriers to offer services at a price that is attractive to subscribers while generating profits to the carriers sufficient to justify a significant investment in new equipment. Our future success will be directly affected by the ability of our customers to add subscribers for these new data services.

The current economic and credit crisis is having a significant negative impact on business around the world.  The impact of this crisis on the technology industry and our major customers has been quite severe.  Conditions may continue to be depressed or may be subject to further deterioration which could lead to a further reduction in consumer and customer spending overall, which could have an adverse impact on sales of our products.  A disruption in the ability of our significant customers to access liquidity could cause serious disruptions or an overall deterioration of their businesses which could lead to a significant reduction in their orders for our products and the inability or failure on their part to meet their payment obligations to us, any of which could have a material adverse effect on our results of operations and liquidity. In addition, any disruption in the ability of customers to access liquidity could lead customers to request longer payment terms from us or long-term financing of their purchases from us. Granting extended payment terms or a significant adverse change in a customer’s financial and/or credit position could reduce our cash balance, require us to assume greater credit risk relating to that customer’s receivables, could cause us to defer recognition of revenues or could limit our ability to collect receivables related to purchases by that customer.  As a result, our reserves for doubtful accounts and write-offs of accounts receivable could increase.

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

We are also subject to risks and uncertainties that may cause actual results to differ from estimates and assumptions, such as changes in the economic environment, competition, foreign exchange, taxation and governmental programs. Certain of these risks, uncertainties and assumptions are discussed in the risk factors disclosed in our filings with the SEC. To facilitate the understanding of our business activities, described below are certain accounting policies that are relatively more important to the portrayal of our financial condition and results of operations and that require management's more subjective judgments.

Revenue recognition

Revenues from sales of products are recognized when title passes to the customer, provided that an appropriate form of arrangement exists, the fee is fixed or determinable and collectability is reasonably assured.

According to applicable accounting guidance, software revenue recognition criteria also apply to non-software deliverables, such as computer hardware, if the software is essential to the functionality of the non-software deliverables. We apply such accounting guidance in our financial statements. Accordingly, revenues from sales of software products are recognized when title passes to the customer, provided that an appropriate form of arrangement exists, the fee is fixed or determinable, collectability is reasonably assured and, in multiple element revenue arrangements, vendor-specific objective evidence, or VSOE, of fair value for undelivered elements exists. VSOE is typically based on the price charged when an element is sold separately or, if an element is not sold separately, on the price established by authorized management, if it is probable that the price, once established, will not change before market introduction.

In 2004 through 2009, we granted post-contract hardware and software support services, or PCS, with respect to our sales to KDDI. In 2004 through 2007, VSOE of the fair value of the PCS relating to these sales could not be determined. VSOE is evaluated on a case by case basis for each product and each group of customers with similar characteristics. Accordingly, revenues derived from KDDI for substantially all sales in 2004 through 2007 were recognized ratably over the fourteen-month term of the PCS. In 2008, we established VSOE of the fair value of PCS, based on several instances in which the PCS was sold separately. Therefore, commencing in 2008, revenues from the sale of products are recognized upon delivery (when the criteria mentioned above are met), and the fair value of PCS is deferred and recognized over the term of the PCS. As a result, product sales revenues from prior years in the amount of $2.8 million that were deferred due to lack of VSOE, were recognized upon establishment of VSOE in 2008.

The deferred revenues and applicable costs at the time when there was no VSOE were recognized in our statements of operations over the term of the PCS. Applicable costs that were deferred consisted of (a) cost of components used in manufacture and assembly, (b) subcontractors fees for component procurement, manufacture, assembly, testing, shipment and final testing, (c) expenses related directly to operational activities: salaries of manufacturing, planning, support, procurement personnel, premises lease and related expenses of those departments, travel expenses of those personnel, related expenses of subcontractors and depreciation of equipment used in the testing process, (d) expenses addressing Post Contract Services of “level 3” and maintenance services including provisions for salary and travel expenses, (e) warranty provisions for hardware repair, and (f) Office of the Chief Scientist royalties on products sold.

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

One of our sales agreements granted a right to purchase, at a discount, upgrades to the systems sold during a limited period. In 2008, for revenue recognition purposes, the discount was allocated between current sales and future sales. The applicable portion of the discount ascribed to the current sales was deferred and was recognized in 2009 when we were able to determine that the customer will not exercise the right it received, or when the right expired.

A final agreement with one of our new customers was not concluded in 2008. Shipments to this customer started in 2008. As a result, in accordance with applicable accounting guidance, we did not recognize revenues from this customer in 2008. Instead, we recorded deferred income of $947,000 as of December 31, 2008, which represented $1.3 million of deferred revenues less $374,000 of deferred cost of goods associated with these revenues (mainly inventory that was shipped to this customer). In 2009, an agreement was signed with the customer and accordingly the applicable deferred revenues were recognized.

In late 2009, we shipped products to our new customers in India and Scandinavia with an aggregate purchase price of $4.3 million. As of December 31, 2009, we had not fulfilled all the required commitments to these customers. As a result, we did not recognize revenues from these customers in 2009.

Under GAAP, we may be required to change our revenue recognition practice if there are changes in the commercial terms of sales to our customers relating to the scope of product and service deliveries and payment terms. Our practice could also change because of changed commercial terms with our resellers and distributors. Depending on the amount of our deferred income, this type of change could have a material effect upon our results of operations. See also "Recently Issued Accounting Guidance" below.

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

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the “moving average cost” method for raw materials and on the basis of direct manufacturing costs for finished products. We periodically evaluate the quantities on hand relative to current and historical selling prices and historical and projected sales volume and technological obsolescence. Based on these evaluations, inventory write-offs and write-down provisions are provided to cover risks arising from slow moving items, technological obsolescence, excess inventories, discontinued products and for market prices lower than cost.  We wrote off obsolete inventory in an aggregate amount of $960,000 in 2007 and $365,000 in 2009. There was no inventory write off in 2008. Once inventory is written-down, a new cost-basis is established. In 2008, we sold inventories that were the subject of write-downs in previous years in the amount of $750,000.

Fair value of financial instruments

We determined that the conversion feature of our convertible subordinated notes is an embedded derivative. According to accounting guidance, if an embedded derivative is indexed to the reporting entity’s own stock and would be classified in stockholders’ equity if it was a freestanding derivative, that embedded derivative is not considered a derivative for accounting purposes. Since the conversion price of our convertible subordinated notes is denominated in New Israeli Shekels ("NIS"), while our functional currency is the U.S. dollar, this embedded derivative would not have been classified in stockholders’ equity if it were a freestanding derivative. Thus, the conversion feature is a derivative for accounting purposes. Since the economic characteristics and risks of the conversion feature are not clearly and closely related to the economic characteristics and risks of the host contract, the convertible subordinated notes, the conversion option must be separated and measured as a derivative.

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

At December 31, 2009, mainly due to the decline in our share price, the fair value of the conversion feature has decreased by approximately $4.9 million since the issuance date.

Stock-based compensation expense

We account for stock-based compensation costs in accordance with accounting guidance for share-based payments. We utilize the Black-Scholes option pricing model to estimate the fair value of stock-based compensation at the date of grant, which requires subjective assumptions, including dividend yields, expected volatility of our share price, expected life of the option and risk-free interest rates. Further, as required, we estimate forfeitures for options granted which are not expected to vest. Changes in these inputs and assumptions can materially affect the measure of estimated fair value of our stock-based compensation. The significant reduction in personnel effected by us in November 2008 caused us to increase our estimates related to forfeitures of options granted that are not expected to vest which resulted in a decrease in our stock-based compensation expense. We expensed $2.7 million in 2007, $3.5 million in 2008 and $1.7 million in 2009 for stock-based compensation. As of December 31, 2009, there was approximately $2.2 million of total unrecognized stock-based compensation expense related to non-vested stock-based compensation arrangements granted by us (including options whose vesting is subject to our meeting specified performance goals, which we assume will be achieved). That expense is expected to be recognized by us over a weighted-average period of 2.2 years.

Other-than-temporary impairments of marketable securities

In April 2009, the FASB issued new accounting guidance for recognition and presentation of other-than-temporary impairments. This guidance amends the other-than-temporary impairment guidance for debt securities. Pursuant to this guidance, an other-than-temporary impairment is now triggered when there is intent to sell the security, it is more likely than not that the security will be required to be sold before recovery of its amortized cost basis, or the entity does not expect to recover the entire amortized cost basis of the security. If the debt security’s market value is below amortized cost and we either intend to sell the security or it is more likely than not that we will be required to sell the security before recovery of its amortized cost basis, we record an other-than-temporary impairment charge to financial expenses for the entire amount of the impairment. For the remaining debt securities, if an other-than-temporary impairment exists, we separate the other-than-temporary impairment into the credit loss portion and the non-credit loss portion. The credit loss portion is the difference between the amortized cost of the security and our best estimate of the present value of the cash flows expected to be collected from the debt security. The non-credit loss portion is the residual amount of the other-than-temporary impairment. The credit loss portion is recorded as a charge to financial expenses, and the non-credit loss portion is recorded as a separate component of other comprehensive income (loss).  Prior to the effective date of this guidance, the entire other-than-temporary impairment charge was recognized in earnings for all debt securities. We adopted this guidance in the second quarter of 2009. The adoption of this guidance did not have a material impact on our financial condition and results of operations.

Recently Issued Accounting Guidance

Multiple Deliverable Revenue Arrangements

In October 2009, the FASB issued updated accounting guidance for multiple deliverable revenue arrangements, which provides guidance with respect to determining whether multiple deliverables in a revenue arrangement exist, how the arrangement should be separated, and the consideration allocated. Accordingly, when vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration, generally using the relative selling price method. In addition, the residual method of allocating arrangement consideration is no longer permitted. This guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. We are currently evaluating the potential impact of this updated guidance on our consolidated financial position, results of operations and cash flows, as well as examining the adoption date of that guidance.

Software revenue arrangements

In October 2009, the FASB issued an update to accounting guidance for software revenue recognition. This update amends the scope of the software revenue guidance to exclude, inter alia, nonsoftware components of tangible products and software components of tangible products when the software components and nonsoftware components of the tangible product function together to deliver the tangible product’s essential functionality. This guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. We are currently evaluating the potential impact of this guidance on our consolidated financial position, results of operations and cash flows, as well as examining the adoption date of the guidance.

Results of Operations

The following table sets forth certain items from our consolidated statement of operations as a percentage of total revenues for the periods indicated:

	For the years ended December 31,
	2007	2008		2009
Revenues	100%	100%		100%
Cost of revenues	48.7	55.7		64.8
Gross profit	51.3	44.3		35.2
Research and development expenses, net	203.5	132.4		106.9
Selling, general and administrative expenses	170.6	111.1		123.2
Operating income (loss)	(322.8)	(199.2)		(194.9)
Financial income (expenses), net	21.9	(1.0)		(2.8)
Gain from early extinguishment of notes	-	-		23.4
Income (expenses) from valuation of conversion feature	35.2	13.1		(6.9)
Other income	143.7	-		-
Net income (loss)	(122.0)%	(187.1	) %	(181.2	) %

Revenues.  Substantially all of our revenues of $17.3 million in 2008 and the substantial majority of our revenues of $12.7 million in 2009 were generated from sales of our CM-100 product line. The substantial majority of our revenues in 2008 were generated from sales to KDDI and Media Broadcast. The substantial majority of our revenues in 2009 were generated from sales to KDDI, SKB and Media Broadcast. Our revenues decreased in 2009 as a result of a decrease in the orders from KDDI and Media Broadcast despite the addition of revenues generated in 2009 from SKB.

Gross Profit. Cost of revenues consists primarily of salaries, raw materials, subcontracting costs, costs for integration, assembly and testing of finished products, expenses related directly to operational activities, costs related to PCS and maintenance services and the payment of royalties to the Office of the Chief Scientist, or OCS. Gross profit was $4.5 million, or 35.2% of revenues in 2009, compared to $7.7 million, or 44.3% of revenues, in 2008.  The decrease in our gross profit percentage in 2009 was primarily attributable to a decrease in our warranty provisions in 2008 because a large amount of our older sales was no longer subject to a warranty period or was entitled to a lower warranty coverage. It was also attributable to relatively higher costs of materials and assembly and to an inventory write-off.

Operating Expenses:

	Year ended December 31, ($ in millions)			% Change
	2007	2008	2009	2008 vs. 2007	2009 vs. 2008

Research and development, net	20.2	22.9	13.6	13.4%	(40.5)%

Selling, general and administrative	16.9	19.1	15.7	13.6%	(18.2)%
Total operating expenses	37.1	42.0	29.3	13.2%	(27.8)%

Research and Development Expenses, net.  Research and development expenditures consist primarily of materials, depreciation and salaries and related costs for engineering and technical personnel and subcontracting costs associated with developing new products and features. Our costs for research and development are expensed as incurred. Grants from the government of Israel for research and development are offset against our gross research and development expenditures. Research grants were $2.1 million in 2008 and $1.7 million in 2009. Research grants in 2009 were lower than in 2008 because certain items in the plan approved by the OCS were not performed by us or were performed with changes in comparison to the approved plan. Accordingly, for these items grant income was not assured and was not recognized by us. Our net research and development expenses were lower in 2009 compared to 2008 mainly due to the decrease in salaries and related expenses which resulted from the decrease in the number of our personnel effected in late 2008. We also consumed less materials and retained fewer sub-contractors for research in 2009. In December 2009, one of our major customers notified us that it intends to undertake an additional project in 2010. To compete for this project, we started to expend significant time and resources with respect to research and development related to this potential project. As a result, we anticipate that we will incur a higher level of research and development expenditures in 2010 compared to 2009.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of costs relating to promotion, trade shows, compensation costs for marketing and sales personnel, and other general corporate expenses. Selling, general and administrative expenses were lower in 2009 than in 2008 mainly due to a decrease in salaries and related expenses that resulted from the decrease in headcount we put into effect in late 2008. We expect that marketing and sales expenses will be higher in 2010 compared to 2009, as we increase our marketing activities and sales efforts, including opening new offices, in an attempt to expand the distribution of our metro products.

Financial Income (Expenses), net; Gain from Early Extinguishment of Notes; and Income (Expenses) from Valuation of Conversion Feature. Our financial items consist of financial income from interest on short term and long-term investments and on bank deposits, and financial expense which includes interest payments with respect to our convertible subordinated notes and amortization of the issuance costs of our notes. They also include impairment of marketable securities and losses from the sale of available-for-sale marketable securities in 2008. We also had income or expense from valuation of the conversion feature embedded in our notes in each of 2007, 2008 and 2009 and, in 2009, gain from the early extinguishment of notes.

The aggregate effect of these financial items resulted in income of $5.7 million in 2007, $2.1 million in 2008 and $1.7 million in 2009. The fluctuations in this income were primarily driven by the amount of financial income derived from our investment in marketable securities, the valuation of the conversion terms embedded in our convertible subordinated notes and, in 2009, the gain from early extinguishment of notes. We had financial income of $3.5 million in 2007 and $2.3 million in 2008, and financial expenses of $883,000 in 2009, resulting from the valuation of the conversion terms embedded in our notes. In 2009, we also had financial income of approximately $3.0 million from a gain in connection with the early redemption of a portion of our notes which more than offset the other financial expense items in that year.

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

Impact of Inflation, Devaluation and Fluctuation of Currencies on Results of Operations, Liabilities and Assets

As of December 31, 2009, the majority of our assets in non-dollar currencies were in NIS and Yen. A devaluation of the Yen, NIS or Euro in relation to the U.S. dollar would have the effect of decreasing the dollar value of our assets in Yen, NIS or Euro, to the extent the underlying value is Yen, NIS or Euros based.  A devaluation of the Yen, NIS or Euros would also have the effect of reducing the U.S. dollar amount of any of our liabilities that are payable in these currencies (unless such payables are linked to the U.S. dollar). Furthermore, a devaluation of the NIS would also have an effect on the U.S. dollar conversion price of our convertible subordinated notes. A devaluation of the NIS in relation to the U.S. dollar would have the effect of decreasing the dollar value of the conversion price of the notes.

In 2008 and 2009, the majority of our sales, although appearing in U.S dollars in our financial statements, were denominated in Yen and Euros. A substantial part of our expenses, principally payroll and payments to Israeli vendors, is in NIS, while a significant portion of the cost of goods sold is in U.S. dollars.  Our results of operations are adversely affected by increases in the rate of inflation in Israel when such increases are not offset by a corresponding devaluation of the NIS against the U.S. dollar.  The results are also affected by the currency exchange rate between the U.S. dollar and the Yen and Euro. In 2008 the value of the U.S. dollar declined against the Yen resulting in higher revenues and gross margins. In 2009, the value of the U.S. dollar insignificantly increased against the Yen. In 2008 and 2009, the value of the U.S. dollar also declined against the NIS, which caused our NIS denominated expenses to increase.

We are not presently engaged in hedging transactions.  We may, however, enter into foreign currency derivatives, mainly forward exchange contracts; in order to protect our cash flows in respect of existing assets.

The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS, the rate of inflation in Israel adjusted for the devaluation and, for 2005 through 2009, the devaluation rate of the Yen against the U.S. dollar:

Years Ended December 31,	Israeli Inflation Rate	NIS Devaluation Rate	Israel Inflation Adjusted for Devaluation	Yen Devaluation Rate
2005	2.4	6.8	(4.4)	14.3
2006	(0.1)	(8.2)	8.1	1.2
2007	3.4	(9.0)	12.4	(5.8)
2008	3.8	(1.1)	4.9	(19.1)
2009	3.9	(0.7)	4.6	2.1

B. LIQUIDITY AND CAPITAL RESOURCES

We have historically financed our operations primarily through sales of equity, issuance of convertible notes and the receipt of grants to fund research and development, as well as from bank loan proceeds.

We had working capital (total current assets net of total current liabilities) of $41.7 million as of December 31, 2008 and $22.9 million as of December 31, 2009. The decrease in our working capital in 2009 occurred mainly as a result of a decrease in our cash, cash equivalents and short-term marketable securities balances resulting from the use of these funds in our operations and a decrease in other current assets resulting from a decrease in advances to suppliers resulting primarily from advances forwarded to a manufacturer during 2008 and used in 2009, partly offset by an increase in bank deposits and decreases in accrued expenses and other payables resulting primarily from a decrease in employee payables and in deferred income.

We had cash, cash equivalents, long and short term marketable securities, other securities and bank deposits of $47.3 million as of December 31, 2009, compared to $66.8 million as of December 31, 2008. The decrease in our cash, cash equivalents, long- and short-term marketable securities and bank deposits resulted primarily from the use of the funds for operating activities. In 2008 and 2009, a portion of our marketable securities portfolio was classified as available for sale and, accordingly, was presented at fair market value. In the fourth quarter of 2008, we recognized as revenues the deferred revenues balance of $2.8 million from previous years. As a result, these revenues caused no increase in cash, cash equivalents and marketable securities. In the fourth quarter of 2009, we recognized as revenues a deferred revenues balance of $812,000 from previous years. As a result, these revenues caused no increase in cash, cash equivalents and marketable securities. We expect that the balance of our cash, cash equivalents and marketable securities resulting from operations, will continue to decline in 2010.

The majority of our cash, cash equivalents and marketable securities was invested in securities denominated in U.S. dollars and NIS. In March 2007, we issued convertible subordinated notes in the aggregate principal amount of approximately $25.8 million, and, in the first quarter of 2009, we repurchased approximately 25% of the then principal amount of our notes for an aggregate amount of $3.0 million.

Cash Used in Operating Activities

In 2009, we used $20.0 million of cash in operating activities primarily as a result of our net loss of $23.1 million, a non-cash gain of $3.0 million from early repurchase of convertible subordinated notes, a decrease of $1.4 million in deferred income, an increase of $931,000 in inventories and unrealized interest, premium amortization and currency differences on marketable securities of $849,000, offset in part by non-cash charges of $1.7 million for stock based compensation, a decrease of $5.5 million in trade receivables and other current assets and an adjustment of $1.3 million in the value of convertible notes. Deferred income decreased primarily because revenues related to deliveries to a customer made through the end of 2008 were not recognized at that time because the customer did not have a signed agreement. These revenues were recognized in 2009 which decreased the deferred income balance. In addition, in 2008, we granted a right to purchase, at a discount, upgrades to the systems sold during a limited period. The applicable portion of the discount related to these sales was deferred and recognized in 2009, when the right expired. Our inventory increased primarily due to an increase in finished products that were delivered in late 2009 but remained in inventory because the related revenues were not yet recognized. Our trade receivables and other current assets decreased mainly due to customer accounts that were open at the end of 2008 and were paid during 2009, and due to advances to a supplier at the end of 2008 that were used during 2009.

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

Cash Provided by Investing Activities

Our principal investing activities included proceeds from marketable securities of $30.2 million in 2009 and $36.4 million in 2008, offset, in part, by purchases of marketable securities of $11.4 million in 2009 and $13.8 million in 2008.

Our principal investing activity relating to our operations has been the purchase of equipment, software and other fixed assets used in our business. These purchases totaled $984,000 in 2008 and $465,000 in 2009. Our capital expenditures in 2008 and 2009 were primarily for the procurement of telecommunication equipment and related software tools.

Cash Provided by/Used in Financing Activities

In 2009, $3.0 million of cash was used by us to repurchase convertible subordinated notes. In 2008, $160,000 of cash was provided as a result of the exercise of stock options.

Convertible Subordinated Notes

In March 2007, we issued convertible subordinated notes denominated in NIS in the aggregate principal amount of approximately $25.8 million (based on the exchange rate at the time of the issuance), resulting in net proceeds to us of approximately $25.0 million.  The notes bear interest at the rate of 6% and are linked to the Israeli CPI.  The notes are due in March 2017, and are subject to the right of the holders to demand early repayment in March 2012. During 2009, we used $3.0 million to repurchase approximately $6.3 million in principal amount of our convertible notes (based on exchange rates at the time of the transactions). The repurchase resulted in financial income of approximately $3.0 million.

As of December 31, 2009 the indexed principal amount of the notes was approximately $24.0 million (based on the U.S. Dollar/New Israeli Shekel exchange rate at December 31, 2009).

The notes are convertible at the election of the holders into our ordinary shares at the initial conversion price of NIS 52.50 per share (approximately $13.90, based on the exchange rate at December 31, 2009) if the conversion occurs by March 10, 2010 and at the initial conversion price of NIS 63.00 per share (approximately $16.69, based on the exchange rate at December 31, 2009) if the conversion occurs thereafter, in each case subject to adjustment for customary events.  We have a right to force conversion of the notes if the market price of our ordinary shares exceeds $30 per share, subject to certain dilution adjustments, in any 20 trading days within a period of 30 consecutive trading days at the conversion price then in effect.  The notes were registered for trading on the Tel Aviv Stock Exchange.

Working Capital

We believe that we have sufficient working capital to meet our anticipated operating and capital expenditure requirements for 2010. If we do not have available sufficient cash to finance our operations, we may be required to obtain equity or debt financing. We cannot be certain that we will be able to obtain additional financing on acceptable terms or at all.

Government and Other Grants

The Government of Israel encourages research and development projects through the Office of Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the OCS, pursuant to the Law for the Encouragement of Industrial Research and Development, 1984, as amended, commonly referred to as the “R&D Law.”

Under the R&D Law, a research and development plan that meets specified criteria is eligible for a grant of up to 50% of certain approved research and development expenditures. Each plan must be approved by the OCS.

In prior years, we relied on grants from the OCS to finance a portion of our product development expenditures. During the three years ended December 31, 2009, we recognized research and development grants in an aggregate amount of approximately $6.2 million.  As of December 31, 2009, our total contingent liabilities to the OCS were approximately $12.5 million.

Under the terms of the grants we received from the OCS, we are obligated to pay royalties of 3% during the first three years following commencement of royalty payments, and up to 5% thereafter. Pursuant to a proposed amendment to the R&D Law described below, we expect our royalty rate to be 3% - 5% per annum. Royalties are payable up to 100% of the amount of such grants, or up to 300% as detailed below, linked to the U.S. Dollar, plus annual interest at LIBOR. The payment of royalties is on all revenues derived from the sale of the products developed pursuant to the funded plans, including revenues from licensed ancillary services.

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

In 2009, we received a letter from the OCS requesting that we make certain payments related to our manufacturing activities outside of Israel. In addition, the OCS has claimed that we are required to repay grants related to a research and development project that was cancelled. We are disputing some of the claims made by the OCS and are attempting to negotiate a settlement of these claims. While we have made a provision in our financial statements to cover the estimated outcome of these claims, the amount that we ultimately pay may exceed our estimate.

Effective Corporate Tax Rates in Israel

Generally, Israeli companies are subject to corporate tax on their taxable income at the rate of 29% for 2007, 27% for 2008, 26% for the 2009 tax year and 25% for the 2010 tax year.  Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961 (the “Tax Ordinance”), which came into effect on January 1, 2009, the corporate tax rate is scheduled to decrease as follows: 24% for the 2011 tax year, 23% for the 2012 tax year, 22% for the 2013 tax year, 21% for the 2014 tax year, 20% for the 2015 tax year and 18% for the 2016 tax year and thereafter. Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived from assets purchased after January 1, 2003, and such tax rate will be lowered to equal the corporate tax rate starting in 2011.  However, the effective tax rate payable by a company that derives income from an Approved Enterprise program may be considerably less.  For more information, please see “Item 10.E Taxation—Israeli Tax Considerations—Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959.”

Under Israeli tax law, at December 31, 2009, we had accumulated losses for tax purposes amounting to approximately $219 million.  These losses are available indefinitely to offset future taxable business income. As of December 31, 2009, our carry forward of capital losses for tax purposes were approximately $ 61 million.  Orckit and each of our subsidiaries are assessed on a stand-alone basis. Therefore, accumulated tax losses in each of the entities can offset future taxable business income only in the entity in which the losses were generated.

Dividend Policy

We have never declared or paid cash dividends on our capital stock.  In the foreseeable future, we intend to use any future earnings for the operation and expansion of our business. Accordingly, we do not anticipate paying any cash dividends. Payment of future dividends, if any, will be at the discretion of our audit committee and our board of directors and will depend on various factors, such as our statutory retained earnings, financial condition, operating results and current and anticipated cash needs.

If we declare cash dividends, we will pay those dividends in NIS.  Current Israeli law permits holders of our ordinary shares who are non-residents of Israel and who acquired their shares with a non-Israeli currency to repatriate all distributions on these shares in that non-Israeli currency.

Inventory

Inventory in 2007, 2008 and 2009 consisted primarily of finished products and raw materials. Our inventory was $2.7 million as of December 31, 2009, $1.8 million as of December 31, 2008 and $1.3 million as of December 31, 2007. Our inventory level in 2009 was higher than in 2008 due to an increase in finished products that were delivered in late 2009 but remained in inventory because the related revenues were not yet recognized. Our inventory level in 2008 was slightly higher than in 2007. In 2007 and 2009, we wrote off approximately $1.0 million and $365,000, respectively, of obsolete inventory due to the release of certain new sub-system line cards for our CM-100 product line. In 2008, we were able to sell approximately $750,000 of the previously written-off inventory.

C.  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We focus our research and development efforts on developing new products that address the need for solutions capable of supporting very high bandwidth services in telecommunication networks in metropolitan areas. We obtain extensive product development input from potential users and through participation in industry organizations and standards-setting bodies.

Our research and development staff consisted of 163 employees as of December 31, 2007, 114 employees as of December 31, 2008 and 112 employees as of December 31, 2009, most of whom are located in Israel and hold engineering or other advanced technical degrees. The number of research and development employees decreased in 2008 as part of our program to reduce expenses. Our gross research and development expenses were approximately $22.6 million in 2007, $24.9 million in 2008 and $15.3 million in 2009. These expenses were offset by grants from the OCS of the Ministry of Industry, Trade and Labor of the Government of Israel of approximately $2.5 million in 2007, $2.1 million in 2008 and $1.7 million in 2009. A decrease in the number of our research and development personnel was made in late 2008 and did not have a material effect on our research and development expenses in 2008. As a result of that reduction, research and developments expenses in 2009 were significantly less than in 2008. We expect that research and development expenses in 2010 will be greater than in 2009. If our applications for OCS grants are not approved or partially approved, or if we elect not to receive these grants, our net research and development expenses could increase.

In 2007 and 2008, the majority of our research and development work was focused on the CM-4000 product line. Our research and development expenditures in 2008 consisted primarily of salaries and related costs, materials and subcontracting costs associated with developing new products and features. These efforts continued in 2009 and comprised the substantial majority of our research and development plan for the year.

In December 2009, one of our major customers notified us that it intends to undertake an additional project in 2010. To compete for this project, we started to expend significant time and resources with respect to research and development related to this potential project. While we expect that we will continue to commit substantial resources to research and development in the future, the diversion of resources to this project is expected to impact our ability to continue some of the research and development efforts that have been conducted during the past few years to develop and improve our CM-4000 and CM-100 product lines. We believe that a continued commitment to research and development is required to maintain our technical excellence and launch new innovative products in the metro transport and access markets.

D. TREND INFORMATION

The introduction by telecommunication carriers of new data and video services to residential users and enterprises requires significantly higher bandwidth support over metro networks. In areas where new high bandwidth services are offered, it is expected that demand for more robust metro products will increase. In response to this trend, we have focused on innovative telecommunication products for the metro area, where we expect to see a need for equipment upgrade over the coming years with the growth of new high bandwidth service offerings. These services are expected to include “triple play” services, that is, a bundled offering of voice, Internet access and high end high-definition (HD) video services, all based on IP protocols, offered by traditional telecommunication carriers. Services offered may also include Ethernet service for business customers. In addition, we believe more operators are looking at ways to smoothly migrate their SDH network to a packet based transport infrastructure. Features included in our products enable this smooth migration. In addition, we expect growth in the provision of advanced data and content over cellular services that provide data and video transmissions to advanced 3G and 3.5G handheld devices.

E. OFF-BALANCE SHEET ARRANGEMENTS

We do not have any “off-balance sheet arrangements” as such term is defined in Item 5E of Form 20-F.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table of our material contractual obligations as of December 31, 2009 summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated.

	Payment due by period ($ in thousands)
Contractual Obligations	Total	Less than 1 year		1-3 years		3-5 years	More than 5 years
Long-Term Debt Obligations	21,996	--		21,996	1	--	--
Operating Lease Obligations	1,149	1,149	2	--		--	--
Purchase Obligations	2,435	2,435		--		--	--
Other Liabilities Reflected on our Balance Sheet under U.S. GAAP	16,897	12,801	3	--		--	4,096	4
Total	42,477	16,385		21,996		--	4,096
______________
1	The amount is presented in the 1-3 years column since March 2012 is the earliest possible repayment date for these convertible notes.

2	Our major premises leases allow for early termination upon advance notice. This amount reflects lease payments for a full year.

3	These amounts reflect the trade payables, accrued expenses, deferred income and other payables presented in our balance sheet.

4
This amount reflects our accrued severance pay liability and our provision for Uncertainty in Income Taxes under FASB Interpretation No. 48. The time of its payment, in whole or in part, cannot be predicted and, as a result, this amount is presented in the more than 5 years column. Of this amount, $3.3 million has been previously funded for the coverage of our accrued severance pay liability by our contributions to employee plans.

In addition, as of December 31, 2009, our contingent liability to the Office of the Chief Scientist in respect of grants received was approximately $12.5 million. This liability is required to be repaid only by royalties based on revenues derived from products (and related services) whose development was funded with these grants.

ITEM 6.                      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information with respect to Orckit’s directors and executive officers as of March 1, 2010.

Name	Age	Position
Izhak Tamir (1)	57	Chairman of the Board and President of Orckit and Chairman of the Board and Chief Executive Officer of Orckit-Corrigent
Eric Paneth (1)	60	Chief Executive Officer and Director
Uri Shalom	39	Chief Financial Officer
Eli Aloni	42	Executive Vice President, Technology and Marketing
Zvi Menahemi	42	Chief Operating Officer
Akio Ogiso	55	Vice President, Asia Pacific
Oren Tepper	38	Vice President, Corporate Sales
Jed M. Arkin	46	Director
Moti Motil (2)	57	Director
Moshe Nir (1) (2)	59	Outside Director
Amiram Levinberg (2)	54	Outside Director
Yair Shamir (2)	64	Outside Director
____________________
(1)	Member of the Option Committee.

(2)	Member of the Audit Committee.

 The business experience of each of our directors and executive officers is as follows:

Izhak Tamir has been President and a director of Orckit since its founding in 1990, and has been our Chairman of the Board of Directors since July 2008. Mr. Tamir has also served as Chairman of the Board of our subsidiary, Orckit-Corrigent Ltd., since 2001 and Chief Executive Officer of Orckit-Corrigent since May 2007.  Mr. Tamir has served as a Director of Gilat Satellite Networks Ltd. since 2005. From 1987 until 1989, Mr. Tamir was employed by Comstream Inc., in San Diego, California.  From 1985 until 1987, he was vice president of A.T. Communication Channels Ltd., a subsidiary of Bezeq - the Israel Telecommunications Corporation Ltd.  From 1978 to 1985, he was a senior engineer in the Israeli Government. Mr. Tamir has served as Chairman of the Board of Directors of Tikcro Technologies Ltd. since January 2000 and was its Chief Executive Officer from August 2003 to December 2007. Mr. Tamir holds an engineering degree from the Technion and an M.B.A. from Tel Aviv University.

Eric Paneth has been Chief Executive Officer and a director of Orckit since its founding in 1990. From 1990 until July 2008, Mr. Paneth also served as our Chairman of the Board of Directors.  From 1975 until 1983, Mr. Paneth was a senior engineer in the Israeli Government, and from 1985 to 1990, he was head of a technical department in the Israeli Government.  From 1983 until 1985, he was employed by Linkabit Inc., in San Diego, California. Since January 2000, Mr. Paneth has been a director of Tikcro Technologies Ltd., and he has served as its Chief Executive Officer since November 2008.  Mr. Paneth holds an advanced engineering degree from the Israel Institute of Technology, commonly known as the Technion.

Uri Shalom has been our Chief Financial Officer since December 2007. He joined Orckit in 1998 and has managed the finance department of Orckit-Corrigent since its inception in 2000. He also held various positions in our finance department, starting in 1998. Prior to joining Orckit, Mr. Shalom served as an accountant at PricewaterhouseCoopers in Israel. Mr. Shalom is a Certified Public Accountant in Israel and holds a B.A. degree in Accounting and Economics from Tel Aviv University.

Eli Aloni has been our Executive Vice President of Technology and Marketing since May 2007.  From 2004 to 2007, he served as Vice President of System Engineering for Siliquent Technologies, which was acquired by Broadcom in 2005. Prior thereto, Mr. Aloni founded and managed Frontalis Technologies. From 2000 to 2001, Mr. Aloni served as Chief Technology Officer.  From 1999 to 2000, he served as our Vice President of Planning. Mr. Aloni holds an M.Sc. degree in Electrical Engineering from Tel Aviv University.

Zvi Menahemi has been our Chief Operating Officer since May 2007.  From April 2005 to August 2007, he served as our Vice President of R&D.  From September 2000 until April 2005, Mr. Menahemi was our Real Time Software Director. From January 2000 to September 2000, Mr. Menahemi was a project manager for Orckit. From 1997 to 2000, Mr. Menahemi served as hardware director for ADC Teledata Ltd. From 1995 until 1997, Mr. Menahemi served as senior system architecture engineer in Lannet. From 1989 to 1995, he served as a senior engineer in the Israel Defense Forces. Mr. Menahemi holds a B.Sc. degree in Electrical Engineering from Tel Aviv University.

Akio Ogiso has been our Vice President of Japan and Korea since November 2005. From 2003 until 2005, Mr. Ogiso served as our country manager in Japan. From 1990 until 2002, Mr. Ogiso was employed by AT&T, which later became Lucent Technologies, where he served as managing director of customer operations/project management in Tokyo, Japan. From 1988 to 1990, he was a system division director for Raychem Corporation.  From 1980 until 1988, he was employed by SECOM Co., Ltd.  Mr. Ogiso holds a B.Sc. degree in Applied Mathematics from the Science University of Tokyo.

Oren Tepper has been our Vice President of Corporate Sales since October 2007, and since 2006, he has also served as our Vice President of Business Development. From 2002 to 2006, he served as Regional Sales Director of Siemens Communications Fixed Networks (currently NSN) responsible for sales in the Asia Pacific region, Latin America and parts of Europe. From 2001 to 2002, Mr. Tepper served as Technical Sales Director for Speedwise, a startup company which was acquired by Orsus Solutions.

Jed M. Arkin has been a director of Orckit since August 2001. From January 2000 through April, 2007, Mr. Arkin served as Chairman of MadahCom, Inc., a manufacturer of digital wireless public alerting systems. MadahCom was acquired by Cooper Industries (NYSE: CBE) in April 2007. From March 2005 until April 2007, Mr. Arkin served as a director of Shamir Optical Industries Ltd. Since January 2005 he has been a director, and is currently Chairman, of Mosaic Crystals Ltd., a developer of Gallium Nitride semiconductor materials. From 1999 to 2001, he served as General Manager of merchant banking for Oscar Gruss & Son, a New York-based investment bank.  From 1995 to 1998, Mr. Arkin served as Vice President of The Challenge Fund, an Israeli venture capital firm.  He holds a B.A. from St. John’s College in Annapolis, Maryland, an M.B.A. from Harvard Business School and a J.D. from Harvard Law School.

Moti Motil has been a director of Orckit since November 2002.  Since 1996, Mr. Motil has served as Vice President Finance and an associate of Palmot Ltd., an investment company based in Israel, and since 2006 has also served as Chief Financial Officer of Gan-Bair Senior Citizen Residence Ltd., a subsidiary of Palmot Ltd. From 1991 until 1996, he served as Chief Financial Officer of the Israeli subsidiary of Jan-Bell Marketing Inc., a retail company.  Mr. Motil holds a B.A. degree in Economics and Accounting from Tel-Aviv University and he is a Certified Public Accountant in Israel.

Moshe Nir has been an outside director of Orckit since November 2002.  Mr. Nir has served since 1990 as Founder and CEO of privately-held Business Directions Ltd., a distributor of analytic management software. From 1985 to 1990, he served as manager of the economics and control department and member of the Executive Board of Elite Industries Ltd., a publicly traded food manufacturer in Israel. From 1974 to 1985, he held senior financial and control positions with Tempo Breweries and Soft Drinks Ltd., Tadiran Electronics Industries Ltd. and Clal Israel Ltd. He holds a B.A. degree in Economics from Tel Aviv University, and an M.B.A. and Post Graduate Diploma in Computer and Information Sciences from the Recanati School of Management, Tel Aviv University.

Amiram Levinberg has been an outside director of Orckit since November 2008. Mr. Levinberg co-founded Gilat Satellite Networks Ltd. and served as a director of Gilat from its inception until April 2004. In July 2005, Mr. Levinberg rejoined Gilat as its Chairman of the Board and Chief Executive Officer. From July 1995 until April 2003, he served as Gilat’s President. Until 2002, Mr. Levinberg also served as Gilat’s Chief Operations Officer. Until July 1995, he served as Gilat’s Vice President of Engineering. From 1977 to 1987, Mr. Levinberg served in a research and development unit of the Israel Defense Forces, where he managed a large research and development project. He was awarded the Israel Defense Award in 1988. Mr. Levinberg also serves on the board of directors of Cardboard Industries and Kargal, a cardboard manufacturer in Israel. He holds a B.Sc. degree in Electrical Engineering and Electronics and a M.Sc. degree in Digital Communications from the Technion.

Yair Shamir served as a director of Orckit from October 1995 to March 2006 and rejoined our board of directors in July 2008 as an outside director.  Mr. Shamir has served as the Chairman of the Board of Israel Aerospace Industries since July 2005. He served as the Chairman of the Board of EL-AL Airlines from May 2004 to January 2005. He served as the Chairman of VCON Telecommunications Ltd., an Israeli technology company listed on Le Nouveau Marché in France, from 2001 to 2005.  He also served as VCON’s Chief Executive Officer from 1998 to 2004.  Since April 2000, Mr. Shamir has also served as chairman of Catalyst Investment L.P., an Israeli venture capital firm. Since May 2008, Mr. Shamir has served as a director of Commtouch Software Inc., an Israeli software company, and, since December 2008, as a director of Cyalume Technologies Inc., a U.S. chemical and electronics company. From July 1995 through February 1997, Mr. Shamir served as the Executive Vice President of The Challenge Fund LLP, the general partner of the Challenge Fund-Etgar, L.P.  From December 1993 to July 1995, he served as the Chief Executive Officer of Elite Food Industries Ltd.  Mr. Shamir served as Executive Vice President and general manager of Israel operations of Scitex Corporation Ltd. from February 1988 through December 1994.  Mr. Shamir also serves as a director of DSP Group Corporation.  He holds a B.Sc. degree in Electrical Engineering from the Technion and has served on the board of governors of the Technion since 1993.  From 1994 to 2006, Mr. Shamir served as an independent director of Mercury Interactive Inc., until it was sold to Hewlett-Packard Company.  In September 2008, the SEC filed pre-settled civil charges against three former outside directors of Mercury Interactive, including Mr. Shamir. The SEC’s complaint alleged that the outside directors recklessly approved backdated stock option grants and reviewed and signed public filings that contained materially false and misleading disclosures about the company’s stock option grants and company expenses. Without admitting or denying the SEC's allegations, the three outside directors agreed to a settlement that permanently enjoins each of them from violating the antifraud, proxy and falsification of books and records provisions of the federal securities laws and required each pay a $100,000 civil penalty.

There are no family relationships between any of our directors or executive officers.  There are no arrangements or understandings between any of our directors or executive officers and any other person pursuant to which our directors or executive officers were selected.

B.           COMPENSATION

The aggregate direct remuneration paid by us to all persons as a group (13 persons) who served in the capacity of director or executive officer in 2009, was approximately $3.2 million, which includes approximately $477,000 for the provision and payment of pension, retirement or similar benefits, expenses reimbursed (including professional and other business association dues and expenses) and other fringe benefits.  In 2009, we granted to this group options to purchase an aggregate of 93,750 ordinary shares under the Orckit Israeli Share Incentive Plan. The options had an exercise price of $3.04 per share, which represented the market price of our ordinary shares on the date of grant. These options will expire by 2016.

Independent Director Compensation

Pursuant to the requirements of the Israeli Companies Law, 1999, or the Companies Law, remuneration of our directors generally requires shareholder approval. Compensation and reimbursement for outside directors (as described below) is statutorily determined pursuant to the Companies Law.  Effective as of March 6, 2008, we pay each of our directors (excluding Messrs. Paneth and Tamir), an annual fee in NIS equal to approximately $12,000 and a meeting attendance fee in NIS equal to approximately $430, including for meetings of committees of the board of directors (based on the exchange rate on December 31, 2009).  In addition, in 2008, each director (excluding Messrs. Paneth and Tamir) were granted options to purchase 60,000 ordinary shares at an exercise price of $6.19 per share, which was the closing price per share of our ordinary shares on the NASDAQ Global Market on the last trading day preceding the date of grant. These options vest in three equal annual installments and have a term of seven years.

C.           BOARD PRACTICES

Corporate Governance Practices

We are incorporated in Israel and therefore are subject to various corporate governance practices under the Companies Law, relating to such matters as outside directors, the audit committee, the internal auditor and approvals of interested party transactions.  These matters are in addition to the ongoing listing conditions of the NASDAQ Global Market and other relevant provisions of U.S. securities laws.  Under the NASDAQ rules, a foreign private issuer may generally follow its home country rules of corporate governance in lieu of the comparable NASDAQ requirements, except for certain matters such as composition and responsibilities of the audit committee.  For further information, see “Item 16.G – Corporate Governance.”

NASDAQ Requirements

Under the NASDAQ rules, a majority of our directors are required to be “independent directors” as defined in the NASDAQ rules.  Four out of the seven members of our board of directors, namely, Messrs. Arkin, Motil, Nir and Shamir, are independent directors under the NASDAQ requirements.

We are also required by NASDAQ rules to have an audit committee, all of whose members must satisfy certain independence requirements.  We have adopted an audit committee charter as required by the NASDAQ rules. Our audit committee assists the board of directors in fulfilling its responsibility for oversight of the quality and integrity of our accounting, auditing and financial reporting practices and financial statements and the independence qualifications and performance of our independent auditors. The audit committee also has the authority and responsibility to oversee our independent auditors, to recommend for shareholder approval the appointment and, where appropriate, replacement of our independent auditors and to pre-approve audit fees and all permitted non-audit services and fees. Our audit committee is also authorized to act as our “qualified legal compliance committee.” As such, our audit committee will be responsible for investigating reports made by attorneys appearing and practicing before the SEC in representing us, of perceived material violations of U.S. federal or state securities laws, breaches of fiduciary duty or similar material violations of U.S. law by us or any of our agents. Under NASDAQ rules, the approval of the audit committee is also required to effect related-party transactions that would be required to be disclosed in our annual report.

NASDAQ rules require that director nominees be selected or recommended for the board’s selection either by a committee composed solely of independent directors or by a majority of the independent directors on the board. The compensation of a company’s chief executive officer and other executive officers is required to be approved either by a majority of the independent directors on the board or a committee comprised solely of independent directors.   See Item "16.G – Corporate Governance" for a limited exemption that we have taken from these requirements.

Our audit committee is also authorized to act as our nominating committee and compensation committee. The nominating committee is responsible for, among other things, assisting our board of directors in identifying prospective director nominees and recommending nominees for each annual meeting of shareholders to the board of directors.  While our compensation committee is authorized to administer, among other things, the reviewing and approving of annual base salaries, annual incentive bonuses, including the specific goals and amounts, employment agreements, and any other benefits, compensation or arrangements of our executive officers, our board of directors has administered these issues in recent years.

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

 Option Committee

While our option committee is authorized to administer our share option plan, subject to certain exceptions, our board of directors has administered our share option plan in recent years. Our option committee and board of directors are empowered, among other things, to approve option grants, optionees, dates of grant and the exercise price of options, subject to guidelines adopted by our board of directors. Messrs. Paneth, Tamir and Nir are currently the members of our option committee. Grants of options to executive officers and directors require approvals in addition to the option committee pursuant to the Companies Law and NASDAQ rules.

Internal Auditor

Under the Companies Law, our board of directors is required to appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine, among other things, whether our actions comply with the law and proper business procedure.  The internal auditor may not be an interested party, an office holder, or a relative of any of the foregoing, nor may the internal auditor be our independent accountant or its representative. Our internal auditor is Doron Cohen of Fahn Kanne – Grant Thornton.

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

Under the Companies Law, once an office holder complies with the above disclosure requirements, the transaction can be approved, provided that it is not adverse to the company’s interest.  A director who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee will generally not be present at this meeting or vote on this matter unless a majority of the directors or members of the audit committee have a personal interest in the matter.  If a majority of the directors have a personal interest in the matter, the matter also requires approval of the shareholders of the company.  Under the Companies Law, unless the articles of association provide otherwise, a transaction with an office holder, or a transaction with a third party in which the office holder has a personal interest, requires approval by the board of directors.  If it is an extraordinary transaction or an undertaking to indemnify or insure an office holder who is not a director, audit committee approval is required as well.  Arrangements regarding the compensation, indemnification or insurance of a director require the approval of the audit committee, board of directors and shareholders, in that order.

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

Approval of Private Placements

Under the Companies Law, a private placement of securities requires approval by the board of directors and the shareholders of the company if it will cause a person to become a controlling shareholder or if:

•	the securities issued amount to 20% or more of the company’s outstanding voting rights before the issuance;

•	some or all of the consideration is other than cash or listed securities or the transaction is not on market terms; and

•
the transaction will increase the relative holdings of a shareholder that holds 5% or more of the company’s outstanding share capital or voting rights or that will cause any person to become, as a result of the issuance, a holder of more than 5% of the company’s outstanding share capital or voting rights.

D.    EMPLOYEES

The numbers and breakdowns of our employees as of the end of the past three years are set forth in the following table:

	As of December 31,
	2007	2008(1)	2009
Numbers of employees by geographic location
Israel	229	181	168
Elsewhere	20	17	17
Total workforce	249	198	185
Numbers of employees by category of activity
MIS, finance and administration	29	29	22
Research and development	163	114	112
Manufacturing, testing and quality assurance	17	14	13
Sales and marketing	40	41	38
Total workforce	249	198	185
(1)	The number of employees as of December 31, 2008 excludes employees whose last employment date was December 31, 2008.

Our number of employees decreased by 51 between December 31, 2007 and December 31, 2008, mainly due to a decrease in headcount effected in November 2008. This decrease, which occurred mainly in the research and development department, was made in order to increase our efficiency and decrease the costs of our operations.

Our number of employees decreased by 13 between December 31, 2008 and December 31, 2009.  This decrease was part of the headcount reduction undertaken in November 2008.

In December 2009, one of our major customers notified us that it intends to undertake an additional project in 2010. To compete for this project, we have increased the number of research and development employees.

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

E.          SHARE OWNERSHIP

As of March 1, 2010, Messrs. Eric Paneth and Izhak Tamir, each beneficially owned 1,679,267 ordinary shares, or 9.8% of our ordinary shares.  This includes, for each of them, (i) 779,267 ordinary shares, (ii) options to purchase (A) 60,000 of our ordinary shares at nominal value, which expire in August 2010, and (B) 420,000 of our ordinary shares at $27.14 per share, which expire in June 2012, and (iii) 420,000 ordinary shares subject to a six-year variable forward sale contract entered into with Credit Suisse Capital LLC on March 1, 2006.  Under each such contract, 420,000 ordinary shares were pledged to Credit Suisse as collateral.

Except for Messrs. Paneth and Tamir, none of our executive officers or directors beneficially owns 1% or more of our outstanding ordinary shares.

As of March 1, 2010, outstanding options to purchase a total of 5,714,687 ordinary shares (including options whose vesting is subject to our meeting specified performance goals) were outstanding under our share incentive plan, of which options to purchase a total of 3,291,601 ordinary shares were held by our directors and officers (12 persons) as a group. Our share incentive plan is administered by the board of directors or by an option committee of our board of directors, which is empowered, subject to applicable law, to determine the optionees, dates of grant and the exercise price of options. Unless otherwise decided by our board of directors or the option committee, options granted under the share incentive plan are non-assignable except by the laws of descent. The outstanding options are exercisable at purchase prices which range from $0 to $27.14 per share. Option awards generally vest over periods of between four to six years and generally have a contractual term of from seven to ten years.

Performance-based Options of Eric Paneth and Izhak Tamir

At our annual general meeting of shareholders held on July 3, 2008, our shareholders approved option grants to each of Mr. Paneth and Mr. Tamir under a multi-year incentive plan pursuant to the following terms:

•
the exercise price per share is $6.19, which was the closing price per share of our ordinary shares on the NASDAQ Global Market on the last trading day preceding the date of the annual general meeting;

•
the options are divided into five annual tranches of 75,000 ordinary shares each (for an aggregate of 375,000 options over five years) and vest, for so long as the option holder continues to serve, only if the applicable cumulative revenue thresholds are met, as follows:

°	$50 million for 2009;

°	$130 million for 2009-2010;

°	$250 million for 2009-2011;

°	$420 million for 2009-2012; and

°	$600 million for 2009-2015.

•
the options expire six months after the earlier of (i) the date on which our independent auditor delivers to us its signed audit report with respect to our consolidated financial statements for 2016 or (ii) the termination of the option holder’s service;

•
if the revenue threshold for any period set forth above is met, then the option tranche relating to that period will vest, and any unvested option tranches relating to any previous periods will also vest; and

•
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

The foregoing options granted to each of Mr. Tamir and Mr. Paneth, if vested and exercised in full, would constitute an aggregate of approximately 0.5% of our ordinary shares per year, or an aggregate of 2.2% of our currently outstanding ordinary shares for all of his five option tranches. These percentages are based on the number of ordinary shares outstanding on March 1, 2010, after giving effect to the exercise of such person’s options. No options vested under these grants in 2009.

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

The following table sets forth, as of March 1, 2010, the number of our ordinary shares, which constitute our only voting securities, beneficially owned by (i) all shareholders known to us to own more than 5% of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group. The voting rights of all shareholders are the same. As of March 1, 2010, 16,590,649 of our ordinary shares were outstanding.

Identity of Person or Group	Amount Owned		Percent of Class
Eric Paneth	1,679,267	(1)	9.8%
Izhak Tamir	1,679,267	(2)	9.8%
All directors and executive officers as a group (12 persons)	4,157,687	(3)	22.7%

(1)(2)
Includes, in the case of each of Messrs. Tamir and Paneth, (i) 779,267 ordinary shares, (ii) 480,000 ordinary shares issuable upon the exercise of options that are currently vested or vest within 60 days following March 1, 2010, and (iii) 420,000 ordinary shares subject to a six-year variable forward sale contract entered into with Credit Suisse Capital LLC on March 1, 2006.  Under each such contract, 420,000 ordinary shares were pledged to Credit Suisse as collateral.

(3)	Includes 1,751,535 ordinary shares which may be purchased pursuant to options exercisable within sixty days following March 1, 2010.

As of March 31, 2007, Messrs. Paneth and Tamir each beneficially owned 1,224,063 ordinary shares, or 7.5% of our outstanding ordinary shares. The increase in holdings reflected above was caused by (i) the issuance to each of them in September 2007, in exchange for Corrigent options, of options to acquire 240,204 ordinary shares of Orckit and the subsequent exercise of such options and (ii) the distribution to each of them in December 2007 of 215,000 ordinary shares upon the expiration of a blind trust of which he was the beneficiary.

As of March 1, 2010, there were 37 holders of record of our ordinary shares in the United States who collectively held approximately 91% of our outstanding ordinary shares.  The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

B.           RELATED PARTY TRANSACTIONS

Tikcro Management Agreement

Following the sale of Tikcro’s business to STMicroelectronics in April 2003, we agreed to provide Tikcro administrative services. For the services rendered, Tikcro paid us fees in each of 2007, 2008 and 2009 in the amount of $48,000.

We believe that any transactions involving affiliated parties were on terms no less favorable to us than could be obtained with non-affiliated parties.

C.           INTERESTS OF EXPERTS AND COUNSEL

Not applicable

ITEM 8.                      FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings

For a discussion of our legal proceedings, please see “Item 4.B – Information on the Company - Business Overview – Legal Proceedings.”

Dividend Policy

For a discussion of our dividend policy, please see “Item 5.B – Operating and Financial Review and Prospects – Liquidity and Capital Resources – Dividend Policy.”

Significant Changes

No significant change has occurred since December 31, 2009, except as otherwise disclosed in this Annual Report.

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

Calendar Year	Price Per Share
	High	Low
2009	$4.39	$1.77
2008	$9.34	$1.90
2007	$12.42	$5.57
2006	$31.22	$6.75
2005	$29.55	$8.03

Calendar Period	Price Per Share
	High	Low
2010
First Quarter (through March 8, 2010)	$5.20	$3.08
2009
First Quarter	$3.43	$1.77
Second Quarter	$3.70	$2.06
Third Quarter	$4.25	$2.60
Fourth Quarter	$4.39	$2.80
2008
First Quarter	$9.34	$4.60
Second Quarter	$8.34	$5.69
Third Quarter	$7.36	$5.67
Fourth Quarter	$6.21	$1.90

Calendar Month	Price Per Share
	High	Low
2010
February	$4.44	$3.08
January	$3.53	$3.11
2009
December	$3.49	$2.80
November	$4.20	$2.94
October	$4.39	$3.56
September	$4.25	$3.21

The following table sets forth, for the periods indicated, the high and low sale prices of our ordinary shares as reported on the Tel-Aviv Stock Exchange.

Calendar Year	Price Per Share
	High	Low
2009	$4.45	$1.90
2008	$9.23	$2.10
2007	$12.41	$5.85
2006	$30.91	$6.78
2005	$29.43	$7.95

Calendar Period	Price Per Share
	High	Low
2010
First Quarter (through March 8, 2010)	$5.25	$2.91
2009
First Quarter	$3.38	$1.90
Second Quarter	$3.70	$2.06
Third Quarter	$4.23	$2.90
Fourth Quarter	$4.45	$2.83
2008
First Quarter	$9.27	$4.54
Second Quarter	$7.96	$5.85
Third Quarter	$7.29	$5.58
Fourth Quarter	$6.23	$2.10

Calendar Month	Price Per Share
	High	Low
2010
February	$3.80	$3.13
January	$3.56	$2.91
2009
December	$3.42	$2.83
November	$3.97	$3.20
October	$4.45	$3.68
September	$4.23	$3.18

The share prices as presented above in U.S. dollars were originally denominated in NIS and were converted to U.S. dollars using the representative exchange rate between the US dollar and the NIS published by the Bank of Israel for each applicable day in the presented period.

B.           PLAN OF DISTRIBUTION

Not applicable

C.           MARKETS

Our ordinary shares are quoted on the NASDAQ Global Market under the symbol ORCT.  Our ordinary shares are also quoted on the Tel-Aviv Stock Exchange.  Options relating to our ordinary shares are traded on the NYSE Arca and the Philadelphia Stock Exchange.

D.           SELLING SHAREHOLDERS

Not applicable

E.           DILUTION

Not applicable

F.          EXPENSES OF THE ISSUE

Not applicable

ITEM 10.                      ADDITIONAL INFORMATION

A.           SHARE CAPITAL

Not applicable

B.           MEMORANDUM AND ARTICLES OF ASSOCIATION

Objects and Purposes

We were first registered under Israeli law on January 22, 1990 as a private company, and on July 22, 1996 became a public company.  Our registration number with the Israeli registrar of companies is 52-004287-0.  Our object is to engage, directly or indirectly, in any lawful undertaking or business whatsoever, including, without limitation, as stipulated in our memorandum and articles of association, which are filed as exhibits to this Annual Report.

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

The Companies Law also provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company and there is no existing 25% or greater shareholder in the company.  An acquisition of shares of a public company must also be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company and there is no existing 45% or greater shareholder in the company.  These requirements do not apply if the acquisition (i) occurs in the context of a private placement by the company that received shareholder approval, (ii) was from a 25% shareholder of the company and resulted in the acquirer becoming a 25% shareholder of the company or (iii) was from a 45% shareholder of the company and resulted in the acquirer becoming a 45% shareholder of the company.   The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company's outstanding shares, regardless of how many shares are tendered by shareholders.  The tender offer may be consummated only if (i) at least 5% of the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

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

Indemnification of Office Holders

Our articles of association provide that we may indemnify an office holder against:

•
a financial liability imposed on or incurred by an office holder in favor of another person by any judgment, including a settlement or an arbitrator's award approved by a court concerning an act performed in his capacity as an office holder. Such indemnification may be approved (i) after the liability has been incurred or (ii) in advance, provided that the undertaking is limited to types of events which our board of directors deems to be foreseeable in light of our actual operations at the time of the undertaking and limited to an amount or criterion determined by our board of directors to be reasonable under the circumstances, and further provided that such events and amounts or criterion are set forth in the undertaking to indemnify;

•
reasonable litigation expenses, including attorney's fees, expended by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and

•
reasonable litigation expenses, including attorneys' fees, expended by the office holder or charged to him by a court, in proceedings instituted against him by or on our behalf or by another person, or in a criminal charge from which he was acquitted, or a criminal charge in which he was convicted for a criminal offense that does not require proof of intent, in each case relating to an act performed in his capacity as an office holder.

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

C.           MATERIAL CONTRACTS

For a description of our convertible notes, see “–Liquidity and Capital Resources—Convertible Notes” under Item 5B of this Annual Report on Form 20-F.

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

United States Federal Income Tax Considerations

The following summary describes the material U.S. federal income tax consequences to “U.S. Holders” (as defined below) arising from the purchase, ownership or disposition of our ordinary shares. This summary is based on the Internal Revenue Code of 1986, as amended, or the “Code,” the final, temporary and proposed U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change (possibly with retroactive effect) or different interpretations. For purposes of this summary, a “U.S. Holder” will be deemed to refer only to any of the following holders of our ordinary shares:

•	an individual who is either a U.S. citizen or a resident of the U.S. for U.S. federal income tax purposes;

•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the U.S. or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income tax regardless of the source of its income; and

•
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

Sale, Exchange or Other Taxable Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Status,” a U.S. Holder’s sale, exchange or other taxable disposition of ordinary shares generally will result in the recognition by such U.S. Holder of capital gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s tax basis in the ordinary shares disposed of (determined in U.S. dollars).  This gain or loss will be long-term capital gain or loss if such ordinary shares have been held or are deemed to have been held for more than one year at the time of the disposition.  Individual U.S. Holders currently are subject to a maximum tax rate of 15% on long-term capital gains for tax years beginning on or before December 31, 2010. Short-term capital gains generally are taxed at the same rates applicable to ordinary income.  If the U.S. Holder’s holding period on the date of the taxable disposition is one year or less, such gain or loss is treated as a short-term capital gain or loss.  See “Israeli Tax Considerations —Capital Gains Tax” for a discussion of taxation by Israel of capital gains realized on sales of our ordinary shares.  Any capital loss realized upon the taxable disposition of ordinary shares generally is deductible only against capital gains and not against ordinary income, except that non-corporate U.S. Holders generally may deduct annually from ordinary income up to $3,000 of capital losses in excess of capital gains.  In general, any capital gain or loss recognized by a U.S. Holder upon the taxable disposition of ordinary shares will be treated as U.S.-source income or loss for U.S. foreign tax credit purposes.  However, under the tax treaty between the United States and Israel, gain derived from the taxable disposition of ordinary shares by a U.S. Holder who is a resident of the U.S. for purposes of the treaty and who sells the ordinary shares within Israel may be treated as foreign-source income for U.S. foreign tax credit purposes.

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

Treatment of Distributions

For U.S federal income tax purposes, the amount of any distribution with respect to our ordinary shares will equal the amount of cash distributed, the fair market value of any property distributed and the amount of any Israeli taxes withheld on such distribution as described below under “Israeli Tax Considerations -- Tax on Dividends.” Other than distributions in liquidation or in redemption of our ordinary shares that are treated as exchanges, a distribution with respect to our ordinary shares to a U.S. Holder generally will be treated as a dividend to the extent the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of any distribution that exceeds these earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis in his, her or its ordinary shares (but not below zero), and then generally as capital gain from a deemed sale or exchange of such ordinary shares. Corporate U.S. Holders generally will not be allowed a deduction under Section 243 of the Code for dividends received on our ordinary shares and thus will be subject to tax at the rate applicable to their taxable income. Currently, a noncorporate U.S. Holder’s “qualified dividend income” generally is subject to tax at a rate of 15%. For this purpose, “qualified dividend income” generally includes dividends paid by a foreign corporation if, among other things, the noncorporate U.S. Holder meets certain minimum holding period requirements and either (a) the stock of such corporation is readily tradable on an established securities market in the U.S., including the NASDAQ National Market, or (b) such corporation is eligible for the benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The U.S. Secretary of the Treasury has indicated that the income tax treaty between the U.S. and Israel is satisfactory for this purpose. Dividends paid by us will not qualify for the 15% U.S. federal income tax rate, however, if we are treated, for the tax year in which the dividends are paid or the preceding tax year, as a “passive foreign investment company” for U.S. federal income tax purposes. See the discussion below under the heading “Passive Foreign Investment Company Status.”

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

Based on the approach to valuation of a public company's assets set forth in the legislative history of the 1997 Act, the composition and value of our gross assets and the amount of our liabilities during 2007, 2008 and 2009, it is likely that we would be deemed to have been a PFIC during each of such years. For 2005 and 2006, we believe, based on the composition of our gross income, the composition and value of our gross assets and the amount of our liabilities during such years, that we would not be deemed to have been a PFIC in either of such years, although it is likely that we would have been deemed a PFIC in each of 2002, 2003 and 2004. There can be no assurance that we will not be deemed a PFIC in any future tax year.

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

If we are treated as a PFIC for U.S. federal income tax purposes for any year during a U.S. Holder’s holding period of ordinary shares and the U.S. Holder does not make a QEF Election or a “mark-to-market “ election (both as described below):

•
“Excess distributions” by us to such U.S. Holder would be taxed in a special way.  “Excess distributions” are amounts received by such U.S. Holder with respect to our ordinary shares in any tax year that exceed 125% of the average distributions received by such U.S. Holder from us during the shorter of (i) the three previous years, or (ii) such U.S. Holder’s holding period of our ordinary shares before the then-current tax year.  Excess distributions must be allocated ratably to each day that a U.S. Holder has held our ordinary shares.  A U.S. Holder must include amounts allocated to the current tax year in his, her or its gross income as ordinary income for that year, pay tax on amounts allocated to each prior tax year in which we were a PFIC at the highest rate on ordinary income in effect for such prior year and pay an interest charge on the resulting tax at the rate applicable to deficiencies of U.S. federal income tax.

•
The entire amount of any gain realized by such U.S. Holder upon the sale or other disposition of our ordinary shares also would be treated as an “excess distribution” subject to tax as described above.

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

A U.S. Holder may make a QEF Election with respect to a PFIC for any tax year of the U.S. Holder.  A QEF Election is effective for the tax year in which the election is made and all subsequent tax years of the U.S. Holder.  Procedures exist for both retroactive elections and the filing of protective statements.  A U.S. Holder making the QEF Election must make the election on or before the due date, as extended, for the filing of the U.S. Holder’s U.S. federal income tax return for the first tax year to which the election will apply. Upon his, her or its request, we will provide to each U.S. Holder who wishes to make a QEF Election for any year in which we are treated as a PFIC the information required to make a QEF Election and to make subsequent annual filings.

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

Corporate Tax Structure

Generally, Israeli companies are subject to corporate tax on their taxable income at the rate of 26% for the 2009 tax year and 25% for the 2010 tax year.  Following an amendment to the Israeli Income Tax Ordinance, or the Tax Ordinance, which came into effect on January 1, 2009, the corporate tax rate is scheduled to further decrease as follows:  24% for the 2011 tax year, 23% for the 2012 tax year, 22% for the 2013 tax year, 21% for the 2014 tax year, 20% for the 2015 tax year and 18% for the 2016 tax year and thereafter. Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived from assets purchased after January 1, 2003, and such tax rate will be reduced to equal the corporate tax rate starting in 2011.  However, the effective tax rate payable by a company that derives income from an Approved Enterprise program may be considerably less, as further discussed below.

Following an additional amendment to the Tax Ordinance, which came into effect on January 1, 2009, and expired at the end of one year, an Israeli corporation may elect a 5% rate of corporate tax (instead of 25%) for income from dividend distributions received from a foreign subsidiary which is used in Israel in 2009, or within one year after actual receipt of the dividend, whichever is later. The 5% tax rate is subject to various conditions, which include conditions with regard to the identity of the corporation that distributes the dividends, the source of the dividend, the nature of the use of the dividend income and the period during which the dividend income will be used in Israel.

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

Under the Law for Encouragement of Capital Investments, 1959, known as the Investments Law, by virtue of the "Approved Enterprise" status granted to some of our investment programs, we are entitled to various tax benefits. Until its amendment in April 2005 (as further discussed below), the Investments Law provided that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry, Trade and Labor of the State of Israel, or the Investment Center, be designated as an “Approved Enterprise.” The period of tax benefits is seven years, commencing in the first year in which we earn taxable income from the approved enterprise, subject to certain limitations. Under certain circumstances, the period of tax benefits may be extended to ten years. Under this law, since we have elected what is known as the “alternative package,” our taxable income derived from an investment program designated as an Approved Enterprise is fully exempt from corporate tax for a period of two years, after which the income from these enterprises is taxable at the rate of 10% - 25% (depending on the level of foreign holdings in our ordinary shares) for the remainder of the period of tax benefits. The exemption is applicable as long as the gains are not distributed. Upon distribution, a 10% - 25% tax rate will apply, as described below. Tax benefits as an Approved Enterprise, can be reduced or cancelled if the company manufactures its products outside of Israel. In any event, tax rates will not exceed the regular corporate tax rates described above.

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

On April 1, 2005, an amendment to the Investments Law came into force. Pursuant to the amendment, a company’s facility will be granted the status of “Approved Enterprise” only if it is proven to be an industrial facility (as defined in the Investments Law) that contributes to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product. The amendment provides that the Israeli Tax Authority and not the Investment Center will be responsible for an Approved Enterprise under the alternative package of benefits, referred to as a “Benefited Enterprise.” A company wishing to receive the tax benefits afforded to a Benefited Enterprise is required to select the tax year from which the period of benefits under the Investment Law are to commence by simply notifying the Israeli Tax Authority on the earlier of the submission of the tax return for such year or within 12 months of the end of such year. In order to be recognized as owning a Benefited Enterprise, a company is required to meet a number of conditions set forth in the amendment, including making a minimal investment in manufacturing assets for the Benefited Enterprise. The amendment will apply to approved enterprise programs in which the year of election under the Investments Law is 2004 or later, unless such programs received approval from the Investment Center on or prior to March 31, 2005, in which case the amendment provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. There can be no assurance that we will receive future benefits under such amendment to the Investments Law. Part of our income has been generated through our Approved Enterprises. If a company that has elected the “alternative package” distributes to its shareholders a cash dividend from tax-exempt income attributable to it, it would incur a tax liability on the amount distributed at the rate (10% to 25%) which would have been applicable had the company not elected the alternate package, and it will have to withhold tax at the rate of 15% with respect to the dividend distributed. Our taxes outside of Israel, mainly in Japan and the United States, are dependent on our operations in each jurisdiction as well as relevant laws and treaties.

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

The tax rate generally applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale (i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company) the tax rate will be 25%. Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of listed shares. However, the foregoing tax rates will not apply to dealers in securities and shareholders who acquired their shares prior to an initial public offering (which may be subject to different tax treatment).

The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003.  However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock market outside of Israel, such as NASDAQ, provided that such capital gains are not derived from a permanent establishment in Israel and that such shareholders did not acquire their shares prior to the issuer’s initial public offering (in which case a partial exemption may be available). However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of 25% or more in such non-Israeli corporation, or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

Tax on Dividends

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel.  These sources of income include passive income such as dividends.  On distributions of dividends other than bonus shares or stock dividends, the income tax rate is 20%, or 25% for a shareholder that is considered a significant shareholder at any time during the 12-month period preceding such distribution, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence and a special certificate from the Israeli Tax Authority is provided.  If the income out of which the dividend is being paid is attributable to an Approved Enterprise (or Benefited Enterprise), the rate is generally 15%.  Under the U.S.-Israel Tax Treaty, if the income out of which the dividend is being paid is not attributable to an Approved Enterprise (or Benefited Enterprise) and if not more than 25% of our gross income consists of interest or dividends, then income tax with respect to shareholders that are U.S. corporations holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year, is required to be withheld at the rate of 12.5%.

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

I.           SUBSIDIARY INFORMATION

Not applicable

ITEM 11.                      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

General

We are exposed to market risk, including movements in interest rates and foreign currency exchange rates.  Our primary market risk exposure occurs because we generate part of our revenues in Yen and Euros, but incur a majority of our salaries and related expenses and part of our other expenses in NIS. In 2010, we may also begin to generate substantial revenues in other currencies. Our convertible notes are also denominated in NIS. As of December 31, 2009, we have investments denominated in NIS and linked to the Israeli CPI in an amount similar to the debt value of our notes. We may not have such an amount in the future.

From time to time, in management’s discretion, we may engage in hedging or other transactions intended to manage risks relating to foreign currency exchange rates. As of March 1, 2010, we were not involved in any hedging transactions.  We may in the future undertake hedging or other similar transactions or invest in market risk sensitive instruments when our management determines that it is necessary to offset these risks.

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

The table below presents our balance sheet exposure as of December 31, 2009 at fair value related to market risk sensitive instruments, mainly short term receivables, cash, cash equivalents and payables in currencies other than U.S. dollars. Substantially all of such balance is in the currencies set forth in the table below. The information is presented in U.S. dollars (in millions), which is our reporting currency (liabilities are presented in brackets).

Please see also the explanatory notes below the table.

New Israeli Shekels	Japanese Yen	Total
(1.3)	0.4	(0.9)

Explanatory notes:

1)           Total balance sheet exposure relating to market risk sensitive instruments is the sum of the absolute figures (excess of liabilities over assets in the amount of $881,000). A devaluation of 5% of the U.S. dollar compared to the NIS would cause a decrease in expenses of approximately $65,000. A devaluation of 5% of the U.S. dollar compared to the Yen would cause an increase in expenses of approximately $20,000.

2)           The data presented in the table reflects the exposure after taking into account the effect of the “natural” hedging.

Interest Rate Risk Management

As of December 31, 2009, we had $8.1 million of cash and cash equivalents, $18.2 million of short-term marketable securities, $4.0 million of short-term bank deposits, and $15.9 million of long-term marketable securities. Our trading securities mature as follows: $10.3 million in 2010, and $23.8 million over a period of one to 11 years until 2020. Due to the relatively short-term maturities of a substantial part of our cash, deposits and securities portfolio, and the intent to hold most of our securities until maturity, an immediate 10% change in the current interest rates (for example, from 5.0% to 5.5%) is not expected to have a material effect on its near-term financial condition or results of operations.

ITEM 12.                      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13.                      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14.                      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15T.                    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2009. The evaluation was performed with the participation of our senior management and under the supervision and with the participation of our chief executive officer and chief financial officer. Based on this evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective to alert them on a timely basis to material information required to be included in our periodic reports with the SEC.

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

Our management (with the participation of our chief executive officer and chief financial officer) conducted an evaluation, pursuant to Rule 13a-15(c) under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of our internal control over financial reporting based on the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of this evaluation, management assessed the effectiveness of our internal control over financial reporting as at December 31, 2009 and concluded that our internal control over financial reporting was effective as of December 31, 2009.

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.  Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only a report on management’s assessment regarding internal control over financial reporting in this Annual Report.

Changes in Financial Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during 2009 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.                       Audit Committee Financial Expert

Our board of directors has determined that Moti Motil qualifies as an “audit committee financial expert” as defined in Item 16A of the Form 20-F rules and is “independent” as defined in the applicable regulations.

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

Item 16C.                       Principal Accountant Fees and Services

At our annual general meeting held in August 2009, our shareholders re-appointed Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, to serve as our independent auditors. These accountants billed the following fees to us for professional services in each of the last two fiscal years:

	Year Ended December 31,
	2009	2008

Audit Fees	$185,000	$221,000
Audit-Related Fees	6,000	12,000
Tax Fees	32,000	17,000
Total	$223,000	$250,000

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

None of the fees paid by us to our independent auditors during 2009 were for services approved pursuant to Rule 2-01(c)(7)(i)(C) of Regulation S-X.

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

ITEM 16E.                      PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.                      CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G.                   CORPORATE GOVERNANCE.

 We follow the Companies Law, the relevant provisions of which are summarized in this Annual Report, rather than comply with the NASDAQ requirements relating to: (i) the quorum for shareholder meetings, as described in “Item 10.B – Memorandum and Articles of Association – Voting, Shareholders’ Meetings and Resolutions”; (ii) sending annual reports to shareholders, as described in “Item 10.H – Documents on Display”; and (iii) shareholder approval with respect to certain issuances of securities. NASDAQ rules generally require shareholder approval when an equity based compensation plan is established or materially amended, but we follow the Companies Law, which requires approval of the board of directors or a duly authorized committee thereof, unless such arrangements are for the compensation of directors, in which case they also require audit committee and shareholder approval. NASDAQ rules also require shareholder approval, in certain circumstances, of an issuance of securities in connection with the acquisition of another company, a change of control or a private placement, but we follow the Companies Law, whose requirements in this regard are described in "Item 6.C - Board Practices - Israeli Companies Law - Approval of Private Placements."  In addition, although NASDAQ requires that all the members of the audit committee, compensation committee and nominating committee qualify as "independent directors" as defined in the NASDAQ rules, one of the members of our audit committee (which also serves as our compensation committee and nominating committee) does not so qualify.  However, he does satisfy the independence requirements of an outside director under the Companies Law, which are described in "Item 6.C – Board Practices – Israeli Companies Law – Outside Directors," and the independence requirements of an audit committee member under the SEC rules.  In recent years, our board of directors has administered most of the functions of the compensation committee.

ITEM 17.                      FINANCIAL STATEMENTS

See Item 18.

r)             FINANCIAL STATEMENTS

Our consolidated financial statements and related auditors’ report for the year ended December 31, 2009 are incorporated herein by reference  to our Form 6-K filed with the SEC on February 23, 2010.

ITEM 19.                      EXHIBITS

The following exhibits are filed as part of this Annual Report:
Exhibit No.	Exhibit
†1.19	Memorandum of Association, as amended.
1.28	Sixth Amended and Restated Articles of Association.
1.34	Bonus Rights Agreement, dated as of November 20, 2001, between Orckit Communications Ltd. and American Stock Transfer & Trust Company, as Rights Agent.
1.41	Amendment No. 1, dated as of February 5, 2003, to Bonus Rights Plan, dated as of November 20, 2001, between Orckit Communications Ltd. and American Stock Transfer & Trust Company, as Rights Agent.
4.18	Orckit Israeli Share Incentive Plan, as amended.

†4.53	Lease Agreement, dated September 28, 1999, between Orckit Communications Ltd. and Gush 7093 Helka 162 Ltd., private company # 51-058315-6.
4.107	Orckit Communications Ltd. 2003 Subsidiary Employee Share Incentive Plan.
4.159	Amended and Restated Employment Agreement, dated as of June 23, 2005, between Orckit Communications Ltd. and Eric Paneth.
4.169	Amended and Restated Employment Agreement, dated as of June 23, 2005, between Orckit Communications Ltd. and Izhak Tamir.
4.1710	English summary of the terms and conditions of Convertible Notes issued in March 2007.
8.1*	Subsidiaries of Orckit Communications Ltd.
12.1*	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act
12.2*	Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act
13.1*	Certification of Principal Executive Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act
13.2*	Certification of Principal Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act

†	Translated in full or summary version; the original language version is on file with Orckit Communications Ltd. and is available upon request.

1	Incorporated by reference to Orckit Communications Ltd.’s Registration Statement (File No. 000-28724) on Form 8-A/A.

2	Incorporated by reference to Orckit Communications Ltd.’s Registration Statement (File No. 333-12178) on Form S-8.

3	Incorporated by reference to Orckit Communications Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2000.

4	Incorporated by reference to Orckit Communications Ltd.’s Registration Statement (File No. 000-28724) on Form 8-A.

5	Incorporated by reference to Orckit Communications Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001.

6	Incorporated by reference to Orckit Communications Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

7	Incorporated by reference to Orckit Communications Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002.

8	Incorporated by reference to Orckit Communication Ltd.’s Registration Statement on Form S-8 (File No. 333-131991).

9	Incorporated by reference to Orckit Communications Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005.

10	Incorporated by reference to Orckit Communications Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006.

*	Filed herewith.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ORCKIT COMMUNICATIONS LTD.

By:	/s/ Izhak Tamir
Name: Izhak Tamir
Title: President
Date: March 11, 2010

  EXHIBIT INDEX

8.1              Subsidiaries of Orckit Communications Ltd.

12.1           Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act

12.2           Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act

13.1           Certification of Principal Executive Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act

13.2           Certification of Principal Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act