Form 20-F
period 2010-12-31
ORCKIT COMMUNICATIONS LTD
filed 2011-06-29
CIK 1021620

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20–F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

As of December 31, 2010, the Registrant had outstanding 22,483,519 Ordinary Shares, no par value.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐    No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐    No ☒

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

 Yes ☐    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒	U.S. GAAP

☐	International Financial Reporting Standards as issued by the International Accounting Standards Board

☐	Other

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No ☒

PRELIMINARY NOTE

This Annual Report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, or the Securities Act, and Section 21E of the Exchange Act.  These forward-looking statements can generally be identified as such because the context of the statement will include words such as “may,” “intends,” “plans,” “believes,” “anticipates,” “expects,” “estimates,” “predicts,” “potential,” “continue,” or “opportunity,” the negative of these words or words of similar import.  Similarly, statements that describe our business outlook or future economic performance, anticipated revenues, expenses or other financial items, introductions and advancements in development of products, and plans and objectives related thereto, and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are also forward-looking statements.  Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under Item 3.D, “Key Information – Risk Factors” of this Annual Report.

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

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The following selected consolidated financial data as of December 31, 2009 and 2010 and for each of the years ended December 31, 2008, 2009 and 2010 are derived from our audited consolidated financial statements incorporated by reference into this Annual Report, which have been prepared in accordance with generally accepted accounting principles in the United States.  The selected consolidated financial data as of December 31, 2006, 2007 and 2008 and for each of the years ended December 31, 2006 and 2007 are derived from our audited consolidated financial statements not included in the audited financial statements incorporated by reference into this Annual Report.  The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and the notes thereto and the other financial information incorporated by reference or appearing elsewhere in this Annual Report.

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(in thousands, except per share data)
Statement of Operations Data:
Revenues	$63,648	$9,906	$17,256	$12,727	$14,631
Cost of revenues	30,219	4,826	9,606	8,244	9,340
Gross profit	33,429	5,080	7,650	4,483	5,291
Research and development expenses	17,418	22,612	24,925	15,330	16,667
Less grants	1,864	2,454	2,066	1,722	2,569
Research and development expenses, net	15,554	20,158	22,859	13,608	14,098
Selling, general and administrative expenses	16,017	16,902	19,164	15,677	16,498
Operating income (loss)	1,858	(31,980)	(34,373)	(24,802)	(25,305)
Financial income (expenses), net	3,346	2,172	(179)	(362)	(1,642)
Gain from early extinguishment of notes	-	-	-	2,985	-
Income (expenses) from valuation of conversion feature embedded in convertible notes	-	3,480	2,265	(883)	(28)
Other income	-	14,231	-	-	1,624
Net income (loss)	$5,204	(12,097)	(32,287)	(23,062)	(25,351)
Net income (loss) per share – basic	$0.34	$(0.76)	$(1.97)	$(1.40)	$(1.33)
Net income (loss) per share – diluted	$0.31	$(0.76)	$(1.97)	$(1.40)	$(1.33)
Weighted average number of ordinary shares outstanding-basic	15,419	15,911	16,386	16,483	19,024
Weighted average number of ordinary shares outstanding-diluted	16,606	15,911	16,386	16,483	19,024

	As of December 31,
	2006	2007	2008	2009	2010
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents, bank deposits, marketable and other securities and long-term investments	$85,572	$101,233	$66,821	$47,343	$35,546
Working capital (1)	34,896	57,676	41,723	22,931	24,768
Total assets	99,357	111,014	82,189	56,357	53,257
Convertible subordinated notes	-	25,476	25,731	21,996	24,938
Share capital and additional paid-in capital (2)	328,964	332,377	336,048	337,774	352,945
Shareholders’ equity	76,863	67,408	36,761	17,464	11,252

(1)	Total current assets net of total current liabilities

(2)	Net of treasury shares

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable

D.	RISK FACTORS

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

We used cash in our operating activities in the amount of $33.4 million in 2008, $20.0 million in 2009 and $31.2 million in 2010.  In 2011, we expect to continue to use a significant amount of cash in our operating activities. If we are not able to generate cash from our operations in future periods, we may need to obtain additional financing. We might not be able to secure additional funding, which could result in a significant reduction in our expenditures for research and development and for sales and marketing.

We may need additional financing to operate or grow our business.

We may need to raise additional capital to operate our business or continue our longer term expansion plans. The substantial cash required to fund our operating activities could impede our ability to fund our operations and to invest in our business. In order to operate or grow our business, we may need to raise equity or debt funds through additional public or private financing or through arrangements with strategic partners to the extent that we cannot fund our activities through our existing cash resources and any cash we may generate from operations. We have not generated cash from operations during each of the years in the period from 2006 through 2010. We may not be able to obtain additional financing on acceptable terms or at all. This could inhibit our ability to operate or grow our business or cause us to reduce our expenditures for research and development and for sales and marketing, which could adversely affect our results of operations and our ability to grow.

We have a history of substantial losses. We may experience additional losses in the future.

We have incurred significant research and development expenses addressing the development of the metro CM-100 and CM-4000 products, both telecommunication equipment products addressing high transmission of data for the metropolitan area. While we generated a small amount of operating income in 2006, we incurred operating losses of approximately $32 million in 2007, $34 million in 2008, $25 million in 2009 and $25 million in 2010 due to a significant decrease in revenues compared to 2006. We also incurred significant net losses in each of those years and expect to incur a net loss in 2011. We cannot be sure that we will be able to return to profitability.

We have a significant amount of debt and we may have insufficient cash to satisfy our debt service obligations.  The amount of our debt could impede our operations and flexibility.

In March 2007, we issued NIS-denominated Series A convertible notes in the aggregate principal amount of approximately $25.8 million (based on the U.S. Dollar/NIS exchange rate at that time), which bear interest at the rate of 6% per year and are linked to the Israeli CPI.  The Series A notes are due in March 2017, but are subject to the right of each holder to request early repayment of all or part of the notes held by it  in March 2012 with a penalty of approximately 3% of the indexed amount (equal to the last payable interest coupon preceding the early repayment request).  In the first quarter of 2009, we paid $3.0 million to repurchase approximately 25% of the then principal amount of the outstanding Series A notes. As of December 31, 2010, the net indexed principal amount outstanding under the Series A notes was approximately $26.2 million (based on the U.S. Dollar/NIS exchange rate at December 31, 2010).

The Series A notes are convertible at the election of each holder into our ordinary shares at the conversion price of NIS 63.00 per share (approximately $18.57, based on the U.S. Dollar/NIS exchange rate at June 12, 2011). The conversion price is subject to adjustment in the event that we effect a share split or reverse share split, a distribution of bonus shares or cash dividend, or a rights offering.  As the conversion price of the Series A notes is significantly higher than the market price of our ordinary shares, the holders of the outstanding Series A notes may require that we repay all or a substantial portion of these notes when they are able to do so in March 2012. If the holders elect to require early repayment, it will significantly decrease the amount of our remaining cash or require us to raise additional financing, which would impede our operations and flexibility. We may be unable to raise additional financing, if needed, on terms acceptable to us.

In June 2011, we issued NIS-denominated Series B convertible notes in the aggregate principal amount of approximately $9.0 million (based on the U.S. Dollar/NIS exchange rate at that time), which bear interest at the rate of 8% per year and are not linked to the Israeli CPI.  The Series B notes are due in December 2017.  The Series B notes are convertible at the election of each holder into our ordinary shares at the conversion price of NIS 10.00 per share (approximately $2.95, based on the U.S. Dollar/NIS exchange rate at June 12, 2011). The conversion price is subject to adjustment in the event that we effect a share split or reverse share split, a distribution of bonus shares or cash dividend, or a rights offering.

If the value of the NIS compared to the U.S. dollar increases, the U.S. dollar value of the principal amount of both series of our convertible notes would also increase.  We may be unable to repay the principal amount of the notes when due.  If we are unable to generate sufficient cash flows or otherwise obtain funds necessary to make required payments on these notes or to repay the principal or interest of these notes, we will be in default under the respective trust agreements governing the notes which could, in turn, cause defaults under any other future indebtedness.

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

The current economic and credit environment is having a negative impact on business around the world.  The impact of these conditions on the technology industry and our major customers has been severe.  Conditions may continue to be depressed or may be subject to further deterioration which could lead to a further reduction in consumer and customer spending overall, which could have an adverse impact on sales of our products.  A disruption in the ability of our significant customers to access liquidity could cause serious disruptions or an overall deterioration of their businesses which could lead to a significant reduction in their orders of our products and the inability or failure on their part to meet their payment obligations to us, any of which could have a material adverse effect on our results of operations and liquidity.  In addition, any disruption in the ability of customers to access liquidity could lead customers to request longer payment terms from us or long-term financing of their purchases from us.  If we are unable to grant extended payment terms when requested by customers, our sales could decrease.  Granting extended payment terms or a significant adverse change in a customer’s financial and/or credit position would have an immediate negative effect on our cash balances, and could require us to assume greater credit risk relating to that customer’s receivables or limit our ability to collect receivables related to purchases by that customer. As a result, we may have to defer recognition of revenues, our reserves for doubtful accounts and write-offs of accounts receivable may increase and our losses may increase.

We depend on sales to a limited number of significant customers.  The loss of a significant customer, or a decrease in purchases by a significant customer, could have a material adverse effect on our results of operations.

Our revenues from 2004 through 2007 were dependent on sales of one product line, the CM-100, to KDDI, a Japanese telecommunication carrier, which remained a significant customer in 2008, 2009 and 2010. Approximately 45.5% of our revenues in 2008, 44.0% of our revenues in 2009 and 23.1% of our revenues in 2010 were derived from sales of CM-100 metro products and services to KDDI. We do not know for how long a period of time KDDI will continue to purchase products from us, nor do we have any control or influence over the purchasing decisions of KDDI, including the quantities and timing of the deployment of the CM-100 product line in its network. KDDI purchased the CM-100 for initial coverage deployment in its metropolitan area network and began significant deployment in late 2004, continuing through 2005. KDDI’s deployments of the CM-100 decreased in 2006 through 2010. Deployments and revenues from KDDI for 2011 may be insignificant. In 2007, we introduced the CM-4000, a metro product with additional features and capabilities. KDDI has not made purchases of this product and we do not know if KDDI will choose to make purchases of our CM-4000 product line.

In 2008, our products were selected by Media Broadcast GmbH as a network infrastructure building block for network solutions deployed by Deutsche Telekom’s wholesale business unit, and leased to a leading cable operator in Germany. Media Broadcast, which was a subsidiary of Deutsche Telekom, began purchasing and deploying our products in 2008, becoming our second largest customer in 2008. Approximately 44.1% of our revenues in 2008 were derived from sales of metro products to Media Broadcast. Sales to Media Broadcast decreased significantly thereafter and constituted 13.6% of our revenues in 2009 and 6.6% of our revenues in 2010. The cable operator that is the ultimate user of our products has decided to build its own network structure. Accordingly, our revenues from Media Broadcast are expected to consist primarily of the sale of services for equipment previously sold and therefore are expected to be significantly reduced.

In 2008, our products were selected by Korea’s Hanaro Telecom (now called SK Broadband) as their main network infrastructure building block for their premium IPTV services. SK Broadband, which began purchasing our CM-100 products in 2008, was our second largest customer in 2009. Sales to SK Broadband represented 22.9% of our revenues in 2009. Sales to SK Broadband decreased significantly in 2010 and constituted 1.7% of our revenues in 2010. We cannot be sure that SK Broadband will continue to purchase our products to the same extent, if at all.

In 2009, our CM-4000 products were selected by Bharat Sanchar Nigam Limited (BSNL) in India as part of a nationwide, next generation broadband, triple play network based on gigabit passive optical network (GPON) and carrier Ethernet technologies. In 2010, after receipt of a required approval from TSEC in India, a condition for making sales to BSNL, we started to recognize revenues from sales to BSNL through two OEM channels. We recognized approximately $5.9 million of revenues in 2010 which represented 40% of our revenues in 2010. We cannot be sure of the amount and timing of revenues, if at all, from BSNL in the future.

For the past several years, we have depended on sales of our CM product lines to a limited number of customers for the substantial majority of our revenues. This dependence may continue in 2011 and beyond. Demand for CM products from our customers will likely be derived from growth in the number of subscribers for services offered by them, both for wireline and wireless subscribers. There can be no assurance that our customers will be successful in offering new services or securing additional subscribers. Sales to our customers are dependent on their success in offering new services and securing additional subscribers. Even if successful, there is no assurance that our customers will continue to purchase our products or that they will not choose another vendor. Our revenues from KDDI declined in 2008, 2009 and 2010, from Media Broadcast declined in 2009 and 2010 and from SK Broadband declined in 2010. This materially adversely affected our results of operations. Accordingly, we will need to attract new customers if we are to increase our revenues. The loss of, BSNL as a customer or the loss of one of two OEM channels through which sales to BSNL are made, or a significant decrease in revenues from BSNL, would have a material adverse effect on our results of operations unless we are able to generate significant additional revenues from other customers.

We need to make sales to additional customers and to develop additional products in order to become profitable.

We need to make sales to additional customers and to develop additional products in order to become profitable. Since 2004, the significant majority of our revenues have been derived from our CM-100 product line to a very limited number of customers. In 2008, we added a second generation product line, the CM-4000, which has started to be commercially deployed and accounted for the majority of our revenues in 2010.  We cannot be sure that we will be able to make significant sales of any of our products. There is no specific obligation on any customer to purchase products from us. Thus, we cannot be sure of the amount of our products that will be purchased as a result of selections of our products by new customers, or the period of time over which our products may be purchased by any customers.

We depend on third party distributors for the sale of our products. If these distributors do not succeed in selling our products, or if we are not able to maintain our relationship with them, our results of operations will suffer.

Our sales of products to KDDI are made through OKI Electric Industry Co., Ltd., our sales of products to SK Broadband are made through Global Telecom, our sales of products to BSNL are made through ITI Ltd. and Alphion Corporation, both distributors in India, as well as through an additional OEM channel, and our sales in Germany are currently made mainly through 3M Services. We also make sales through distributors for other smaller scale customers. We are dependent on the marketing and sales efforts of our distributors to convince customers or end-users to purchase our products and to provide local support services. If a distributor terminates or adversely changes its relationship with us, we may be unsuccessful in replacing it. The loss of a distributor could impair our ability to sell our products and materially adversely affect our results of operations.

The purchasing patterns in the markets we address will likely result in our revenues being highly volatile.

Sales of our product lines are dependent on the capital equipment expenditure budgets of telecommunication carriers for metro network equipment. The purchasing patterns of telecommunication carriers for this type of expansion project are subject to high volatility. Uncertainty with respect to consumer spending as a result of weak economic conditions could cause our customers to delay the placing of orders and slow the pace of reorders. We have experienced a concentrated and inconsistent pattern of purchasing by KDDI, SK Broadband, Media Broadcast and BSNL. We have limited experience with respect to the purchasing patterns of other newer customers as well. While product selections and subsequent deliveries may last several years, the purchasing pattern during the deployment period is highly uncertain and, accordingly, our revenues are likely to be subject to high volatility.

A substantial amount of our shipments are currently made in countries in which we have limited experience in selling and servicing metro products. This lack of experience could materially adversely impact our results of operations.

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

We recently opened a research and development center in India. We have limited experience in conducting business in India.

We recently opened a research and development center in India. The establishment of a business in a foreign country requires a knowledge of various matters that impact conducting business in that country, including legal, tax, employee and other regulatory issues, as well as the country’s business culture. Our lack of experience in conducting business in India could adversely impact our ability to successfully operate a business in India and could result in expenses and costs we have not anticipated and, as a result, adversely affect our results of operations.

Successful introduction of service applications by telecommunication carriers that are expected to drive demand for our metro products could be delayed or slow to emerge.

Service applications that drive the demand for our metro telecommunication products are related to the offering of data and video services and their associated infrastructure, such as mobile backhauling, mobile broadband, video-on-demand, HDTV, and Internet TV, as well as other media services by telecommunication carriers over data networks. These types of services require very high bandwidth for packet-based transmissions and, as a result, require an upgrade of metropolitan, or metro, network equipment and access equipment. The availability of these services has begun to emerge in Asia, the United States, parts of Europe and Latin America, but is still limited in the breadth of services offered as well as in the number of subscribers. The launch of these services requires significant capital investment in equipment by telecommunication carriers in the access and metro networks. Delays in the launch of these services or slow subscriber additions to these services will have an adverse effect on the demand for our metro products. If the growth of these services continues to be limited, we will be required to invest additional resources and use more cash in our research and development, as well as in marketing efforts, in an effort to attain and maintain a competitive position in these markets before we can benefit from commercial selection and revenues from our products. Telecommunication carriers could select solutions offered by our competitors to provide these services. Thus, even if the demand for these services increases, we cannot be sure that this increased demand will result in increased sales of our products.

A slowdown in capital expenditures by telecommunication service providers had a material adverse effect on our results of operations in the past and may again in the future.

The global economic deterioration and economic uncertainty that began in 2008 resulted in a curtailment of capital investment by telecommunication carriers and service providers. Consolidation of telecommunication carriers has led carriers to purchase from fewer telecommunication equipment vendors. We are currently experiencing a slow capital investment environment in some regions, which is likely to have a negative effect on the demand for new technologies and new types of equipment. This could significantly limit our ability to sell our products. A continued industry downturn could increase our inventories, decrease our revenues, result in additional pressure on the price of our products and prolong the time until we are paid, each of which could have a material adverse effect on our results of operations.

We plan to continue to invest substantial capital and other resources in the development, sales and marketing of new telecommunication equipment.

We intend to incur substantial expenses in the development of telecommunication solutions capable of supporting high bandwidth services in telecommunication networks located in metropolitan areas. Most of our research and development and other operating expenses in 2008, 2009 and 2010 were related to our CM-4000 products and we expect the CM-4000 to continue to constitute a significant part of our efforts in 2011 as well. In 2010, we increased expenses in research and development primarily in order to meet market demands. We also increased our sales and marketing expenses as a result of establishing a presence in new countries.  These expenditures could reduce our cash balances. There is no assurance that these investments will result in increased revenues.

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

The markets for our products are dependent on packet transport networks (PTN), carrier Ethernet, multi protocol label switching, or MPLS, MPLS-TP, pseudo wire emulation (PWE), synchronous Ethernet, IEEE 1588v2, and a range of other emerging technologies. These technologies address migration of synchronous transmission protocols to a metropolitan area Ethernet network that is not limited to synchronous transmission protocols and operates at 10 Gbps and higher rates. We believe that these technologies will support the upgrade of existing metro networks on a cost efficient basis in order to provide packet transmission addressing high numbers of subscribers and multiple services at significantly higher transmission rates. The markets for our products are also dependent on the need to support legacy services and new data services over a single, unified metro network.

The market for products based on PTN, carrier Ethernet, MPLS, MPLS-TP, PWE and synchronization technologies, such as synchronous Ethernet and IEEE 1588v2 in the metropolitan area, may not fully develop, whether as a result of competition, adoption of alternative technologies or changes in technologies. Our future success depends on the acceptance of our products and technologies and the purchase of high-transmission services by the customers of telecommunication companies. We have no control over the development of these target markets. Even if our technologies are accepted, relationships with providers of telecommunication services must be developed in order to be successful. Furthermore, competing technologies in the targeted areas may be utilized in the majority of these target markets. This would leave us with a small market to address.

We may not be able to keep pace with emerging industry standards for products we are developing. This could make these products more costly or unacceptable to potential customers.

Industry-wide standards for MPLS, MPLS-TP, PWE and synchronization, as well as various aspects of the standards applicable to Ethernet, continue to be enhanced. We design our products to support these standards and evaluate new requirements as they are proposed by industry working groups. The adoption of standards different from those currently used by us could result in our having to incur additional time and expense in order for our products to comply with these standards. Standards may be adopted by various industry groups or may be proprietary and nonetheless accepted broadly in the industry. The failure to support evolving standards could limit acceptance of our products. Since these products will be integrated into networks consisting of elements manufactured by various companies, they must support a number of current and future industry standards and practices. It may take us a significant amount of time to develop and design products incorporating these new standards. We may also have to pay licensing fees to the developers of the technologies that constitute newly adopted standards. This would increase our expenses and could adversely affect our results of operations.

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

Telecommunication companies typically require prompt delivery of products. Sales are typically shipped within a period of up to three months from the date we receive a purchase order. As a result, we may be required to maintain or have available sufficient inventory levels or make advance long lead-time component orders to satisfy anticipated demand on a timely basis. Rapid technological change, evolving industry standards or shifts in demand can also result in shorter life cycles for our inventory. In particular, our newer CM-4000 product has resulted in a reduction in the demand for our CM-100 product and faster obsolescence of related inventory. Certain components of the CM-4000 product could become obsolete if these components are not included in the specifications for products ordered from us. This increases the risk of decreases in selling prices, inventory obsolescence and associated write-offs, all of which could adversely affect our results of operations.

The market for our telecommunication products is intensely competitive. Because substantially all of our competitors have much greater resources than we have, it may be difficult for us to affect commercial sales or to achieve operating profitability.

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

The competitors in our markets are numerous and we expect competition to increase in the future. The principal competitors for our products include Alcatel-Lucent, Brocade, Ciena, Cisco Systems, Inc., ECI Telecom Ltd., Ericsson, Extreme Networks, Inc., Fujitsu, Hitachi, Huwaei, Juniper Networks, NEC, Nokia-Siemens Networks, Tellabs, UTStarcom and ZTE.

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

We currently use one subcontractor to manufacture and assemble our products, source components and provide other services. In addition, some of our suppliers are sole suppliers. Our business could suffer if we cannot retain or replace our sole subcontractor or a sole supplier.

We currently use one subcontractor for product assembly, component sourcing, inventory warehousing, testing and shipment. As a result, we are highly dependent on this subcontractor.  In addition, some of the components used in our products are purchased, by us or by our subcontractor, from suppliers that are the sole source of such components.

We have not entered into multi-year agreements with assurances of supply with any of our suppliers or subcontractor. Our reliance on one subcontractor and on third-party suppliers involves several risks, including:

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

Shortages of raw materials or production capacity constraints at our suppliers or subcontractor could negatively affect our ability to meet product delivery obligations and result in increased costs for affected products that we may not be able to recover.  Use of a subcontractor also involves the risk of reduced control over product quality, delivery schedules and manufacturing yields, as well as limited negotiating power to reduce costs.

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

In addition, supply from single source suppliers limits our ability to purchase components at competitive prices and could require us to maintain higher inventory levels. This could increase our need for working capital and could increase the risk of an inventory write-off.  In addition, unless we can significantly increase our sales above 2010 levels, we may be charged higher per unit prices for the manufacturing services we purchase. In addition, we may also be charged higher per unit prices for certain components whose costs are unit sensitive. This would adversely affect our gross profit margins and results of operations. If we cannot obtain sufficient manufacturing services or key components as required, or develop alternative sources if and as required in the future, product shipments may be delayed or reduced. This could adversely affect our end-user relationships, business and results of operations.

We are subject to regulations that require us to use components based on environmentally friendly materials. Compliance with these regulations has increased our costs and is expected to continue to increase our costs.  Failure to comply with these regulations could materially adversely affect our results of operations.

We are subject to telecommunication industry regulations requiring the use of environmentally-friendly materials in telecommunication equipment. For example, pursuant to a European Union directive, telecommunication equipment suppliers were required to eliminate lead solders from their products (the “RoHs6 regulations”). Although we believe that we are in compliance with the RoHs6 regulations, the tests for compliance with these regulations are limited in their ability to fully ensure compliance. If, in spite of the tests performed, we are not in compliance with these regulations, it could harm our ability to sell our products in Europe and in any other countries that may adopt these regulations. In addition, we have not tested all of our products for RoHs compliance. We have relied on the results for products tested in deciding not to test all of our products. If products that we elected not to test are found not to be compliant with these regulations, it could harm our ability to sell the products that are not compliant.

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

We sell our CM-100 and CM-4000 products internationally, mainly in Japan, Korea, India and Europe, and we are marketing our products primarily in Asia, Latin America and Europe. Expansion of our international business requires significant management attention and financial resources. Our international sales and operations are subject to numerous risks inherent in international business activities, including:

•	compliance with foreign laws and regulations;

•	staffing and managing foreign operations;

•	import or currency control restrictions;

•	burdens that may be imposed by tariffs and other trade barriers;

•	local and international taxation;

•	increased risk of collections;

•	transportation delays;

•	seasonal reduction of business activities; and

•	political and economic factors, as well as natural disasters, that may adversely affect our customers and potential customers.

These factors, as well as different technical standards or product requirements for our systems in different markets, may limit our ability to penetrate foreign markets.

The recent earthquake, tsunami, nuclear power plant crisis and other collateral events in Japan may adversely affect the demand for our products and services in the Japanese market, which may cause a decline in revenues and negatively affect our operating results.

We have an office in Tokyo, Japan and generate revenue from the sale of our products and maintenance services in Japan.  Approximately 45.5% of our revenues in 2008, 44.0% of our revenues in 2009 and 23.1% of our revenues in 2010 were derived from sales of CM-100 metro products and services to KDDI, our main customer in Japan.

The recent earthquake, tsunami and nuclear power plant crisis in Japan, and other collateral events, including, among others, the catastrophic loss of lives, businesses and infrastructure, releases of radioactive material from damaged nuclear reactors, electricity shortages and delays in transportation, may affect our employees and customers in Japan.  In addition, a decline in the overall economy in Japan may cause our customers and potential customers in Japan to reduce or delay spending on communications infrastructure products like ours. As a result, these events could cause a decline in our revenue in Japan and our results of operations could be materially and adversely affected.

We depend on a limited number of key personnel who would be difficult to replace.  If we lose the service of these individuals, our business could be harmed.

Our growth and future success largely depends on the managerial and technical skills of Izhak Tamir, Eric Paneth and other members of senior management. If any of them is unable or unwilling to continue with us, our business could be harmed and our results of operations could be materially and adversely affected.

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

We operate in a number of territories and typically our prices are determined in local currencies of the countries in which we operate. The main currencies of the countries in which we operate are the U.S. dollar, Japanese Yen (“Yen”), NIS, Rupee and Euro. A major part of our expenses are denominated in U.S. dollars and in NIS. In particular, we are obligated to pay interest on, and to repay the principal of, our convertible notes in NIS. The majority of our salaries are also paid in NIS.  We currently do not use hedge instruments.

         We are likely to face risks from fluctuations in the value of the Yen, NIS, Euro and the Rupee compared to the U.S. dollar, our functional currency in our financial statements. In 2008, the value of the U.S. dollar decreased against the Yen, and since our sales prices to KDDI were determined in Yen, based on currency exchange rates that prevailed in prior years, this caused us to recognize higher dollar revenues and gross profit in our financial statements in those years. In 2009, the value of the U.S. dollar insignificantly increased against the Yen, while in 2010, the value of the U.S. dollar once again significantly decreased against the Yen. In 2008, the value of the U.S. dollar increased against the Euro, which caused us to recognize lower dollar revenues and gross profit in our financial statements for Euro linked sales prices. In 2009, the value of the U.S. dollar decreased slightly against the Euro, while in 2010, the value of the U.S. dollar once again increased slightly against the Euro. An increase in the value of the U.S. dollar against the Yen and Euro in the future would cause a decrease in our revenues and gross profit derived from sales denominated in Yen or Euro. In 2008, 2009 and 2010, the value of the U.S. dollar decreased against the NIS, which caused us to recognize higher dollar expenses (mainly salary expenses). A further decrease in the value of the U.S. dollar against the NIS would cause a further increase in our expenses.

Our sales in India are currently denominated in U.S. dollars. However, we cannot be sure that future sales in India, if any, will be in U.S. dollars. If future sales in India are made in Indian Rupees and the value of the U.S. dollar against the Indian Rupee should decrease, it would cause a decrease in the revenues reported in our financial statements and adversely affect our results of operations.

We are subject to risks from our financial investments.

We invest the majority of our cash on hand in a variety of financial instruments, including different types of corporate and government bonds from different countries, and other financial instruments. Some of these bonds and instruments are rated below investment grade or are not rated. In 2008, 2009 and 2010, based on our evaluation of certain obligors to pay their debts, we recognized an impairment charge with respect to the value of certain bonds we hold. Also, in 2009, the market value of part of our investments was significantly lower than the book value, while in 2010 some of this difference was recovered due to an increase in market values of investments. If the obligors of any of the bonds or instruments we hold default or undergo a reorganization in bankruptcy, we may lose all or a portion of our investment in any such investment. This would harm our financial condition.

We are subject to taxation in several countries.

Because we operate in several countries, mainly in Israel, Japan, the United States, Germany, Korea, India, Brazil and Mexico, we are subject to taxation in multiple jurisdictions. We are required to report to and are subject to local tax authorities in Israel, the United States, Japan, Korea and India and cannot be sure of the amount of taxes we may become obligated to pay in these countries. In addition, our income that is derived from sales to customers in one country might also be subject to taxation in other countries.  The tax authorities in the countries in which we operate may not agree with our tax position. Our tax benefits from carry forward losses and other tax planning benefits such as Israeli Approved Enterprise programs, may prove to be insufficient due to Israeli tax limitations, or may prove to be insufficient to offset tax liabilities from foreign tax authorities. Foreign tax authorities may also use our gross profit or our revenues in each territory as the basis for determining our income tax, and our operating expenses might not be considered for related tax calculations. This could adversely affect our results of operations.

Risks Relating to Our Operations in Israel

Potential political, economic or military instability in Israel may adversely affect our results of operations.

Our principal offices and many of our subcontractors and suppliers are located in Israel. Accordingly, political, economic and military conditions in Israel affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors.  A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  Since October 2000, there has been a marked increase in hostilities between Israel and the Palestinians, and in 2007, Hamas, an Islamist movement responsible for many attacks against Israelis, took control of the Gaza Strip.  Recent political events in various countries in the Middle East have weakened the stability of those countries, which may result in extremists coming to power. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons.  Iran is also believed to have a strong influence among extremist groups in areas that neighbor Israel, such as Hamas in Gaza and Hezbollah in Lebanon. This situation may potentially escalate in the future to violent events which may affect Israel and us.

The future of relations between Israel and the Palestinian Authority is uncertain, especially as the Palestinian Authority has entered into an agreement with Hamas. Terror attacks, armed conflicts or political instability in the region could negatively affect local business conditions and harm our results of operations.  We cannot predict the effect on us of the increase in the degree of violence by Palestinians against Israel or the effect of recent uprisings, political instability or military action elsewhere in the Middle East.  Furthermore, several countries restrict doing business with Israel and Israeli companies, and additional companies may restrict doing business with Israel and Israeli companies as a result of the increase in hostilities.  This may also seriously harm our operating results, financial condition and the ability to expand our business.

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

We could be exposed to risk if the rate of inflation in Israel exceeds the rate of devaluation of the NIS in relation to the Yen, U.S. dollar, Euro, Rupee and other currencies of other foreign countries in which we operate, or if the timing of such devaluation lags behind inflation in Israel. In that event, the cost in U.S. dollars of our operations in Israel would increase and our U.S. dollar-measured results of operations would be adversely affected. For example, in 2010, the value of the U.S. dollar decreased in relation to the NIS by 6.0%, while inflation increased by 2.7%. As a result, our salary expenses, which are primarily linked to the NIS, increased in U.S. dollar terms. In 2009, the value of the U.S. dollar decreased in relation to the NIS by 0.7%, after fluctuating during the year, while inflation increased by 3.9%. In 2008, there was a similar increase in expenses in U.S. dollar terms. Our issuance in March 2007 and June 2011 of convertible notes that are denominated in NIS has made us more sensitive to increases in the value of the NIS relative to the U.S. dollar. In 2008, 2009 and 2010, the value of the U.S. dollar decreased in relation to the NIS, and the Israeli CPI increased, which caused us to record significant financial expenses in relation with the Series A notes. Due to these fluctuations, we may record higher or lower expenses in our financial statements.

We benefit from government grant programs that may be reduced and may be unavailable to us in the future. Our participation in these programs restricts our ability to freely transfer manufacturing rights and technology out of Israel.

Since our inception, we have relied on grants from the Israeli government and other institutions for the financing of a portion of our product development expenditures. Due to reductions of the budget of Israel’s Office of the Chief Scientist of the Ministry of Industry, Trade and Labor, the amount of grants we receive from the Israeli government in the future might be lower than in prior years, if we receive any at all. We recognized grants in the amount of $2.1 million in 2008, $1.7 million in 2009 and $2.6 million in 2010.

Generally, according to Israeli law, any products developed with grants from the Office of the Chief Scientist, or OCS, are required to be manufactured in Israel, unless we obtain prior approval of a governmental committee. As a condition to obtaining this approval, we may be required to pay the OCS up to 300% of the grants we received and to repay these grants at an accelerated rate, depending on the portion of manufacturing performed outside Israel. We have obtained an approval from the OCS to manufacture part of our products outside Israel. We intend to keep sufficient manufacturing activities in Israel so that we will be subject to a repayment percentage of up to 150% of the grants we received. In addition, we are prohibited from transferring to third parties the knowhow developed with these grants without the prior approval of a governmental committee. Based on a request from the OCS, we reported and made certain payments related to our manufacturing activities outside of Israel. In addition, the OCS has claimed that we are required to repay grants related to a research and development project that was cancelled. We are disputing some of the claims made by the OCS and are attempting to negotiate a settlement of the claim. While we have made a provision in our financial statements to cover the estimated outcome of this claim, the amount we ultimately pay may exceed our estimate. The OCS may also dispute our reports related to our manufacturing activities outside of Israel. If we are required to pay the OCS more than what we provided for in our financial statements, it could adversely affect our results of operations.

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

For more information about Approved Enterprises, see “Item 5.B - Liquidity and Capital Resources – Effective Corporate Tax Rates in Israel” in this Annual Report, “Item 10.E – Taxation – Israeli Tax Considerations – Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959” in this Annual Report, and Note 7a to the financial statements for the year ended December 31, 2010, included in our Form 6-K filed with the U.S. Securities and Exchange Commission (the "SEC") on March 3, 2011, which is incorporated by reference in this Annual Report.

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

The Israeli Companies Law, 5759-1999, or the Companies Law, generally requires that a merger be approved by the board of directors and a majority of the shares voting on the proposed merger. Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy its obligations. In addition, a merger may generally not be completed unless at least (i) 50 days have passed since the filing of the merger proposal with the Israeli Registrar of Companies and (ii) 30 days have passed since the merger was approved by the shareholders of each of the parties to the merger.

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

Based on the composition and value of our gross assets during 2007, 2008 and 2009, it is likely that we would be deemed to have been a passive foreign investment company, or PFIC, for U.S. federal income tax purposes during each of such years. For 2006 and 2010, we believe that we would not be deemed to have been a PFIC. There can be no assurance that we will not be deemed a PFIC for any future tax year in which, for example, the value of all our assets, as measured by the public market valuation of our ordinary shares and the amount of our liabilities, declines in relation to the value of our passive assets (such as cash, cash equivalents and marketable securities). If we are a PFIC for any tax year, U.S. holders of our ordinary shares during such year may be subject to increased U.S. federal income tax liabilities and reporting requirements for such year and succeeding years, even if we are no longer a PFIC in such succeeding years.

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

As of June 15, 2011, Izhak Tamir, our Chairman and President, beneficially owned an aggregate of 2,685,367 ordinary shares, representing 11.2% of our outstanding ordinary shares, including 420,000 ordinary shares issuable upon the exercise of options at an exercise price of $27.14 per share, 25,000 ordinary shares issuable upon the exercise of warrants at an exercise price of $5.66 per share, 78,000 ordinary shares issuable upon the exercise of warrants at an exercise price of $3.50 per share and 673,100 ordinary shares issuable upon the conversion of Series B notes at a conversion price of NIS 10.00 per share (approximately $2.95, based on the U.S. Dollar/NIS exchange rate at June 12, 2011).  As of the same date, Eric Paneth, our Chief Executive Officer, beneficially owned an aggregate of 2,003,617 ordinary shares, representing 8.6% of our outstanding ordinary shares, including 420,000 ordinary shares issuable upon the exercise of options at an exercise price of $27.14 per share, 18,750 ordinary shares issuable upon the exercise of warrants at an exercise price of $5.66 per share, 66,000 ordinary shares issuable upon the exercise of warrants at an exercise price of $3.50 per share and 54,600 ordinary shares issuable upon the conversion of Series B notes at a conversion price of NIS 10.00 per share.

Each of Mr. Tamir and Mr. Paneth is an executive officer and a member of our board of directors. Currently, Messrs. Tamir and Paneth are not parties to a shareholders’ agreement. However, if Messrs. Tamir and Paneth act together, they may have the power to control the outcome of matters submitted for the vote of shareholders, including the approval of significant change in control transactions. The equity interest in Orckit of Mr. Tamir and Mr. Paneth may make certain transactions more difficult and result in delaying or preventing a change in control of us unless approved by one or both of them.

Our shareholder bonus rights plan and the super-majority voting requirements in our articles of association may delay, prevent or make more difficult a hostile acquisition of us, which could depress our share price.

In November 2001, we adopted a shareholder bonus rights plan pursuant to which share purchase bonus rights were distributed to our shareholders.  These rights generally will be exercisable and transferable apart from our ordinary shares only if a person or group acquires beneficial ownership of 15% or more of our ordinary shares, or commences a tender or exchange offer upon consummation of which that person or group would hold such a beneficial interest. Once these rights become exercisable and transferable, the holders of rights, other than the person or group triggering their transferability, will be generally entitled to purchase our ordinary shares at a discount from the market price. The rights will expire on December 31, 2011, unless our Board takes action to extend these rights or adopt a new shareholder bonus rights plan.  While these rights remain outstanding, they may make an acquisition of us more difficult and result in delaying or preventing a change in control of Orckit.

In addition, our articles of association require the approval of the holders of at least 75% of our ordinary shares voting on the matter to remove a director from office and the approval of at least two-thirds of our ordinary shares voting on the matter to elect a director.  These requirements could also delay or prevent a change of control of our company.

Our share price has fluctuated significantly and could continue to fluctuate significantly.

The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. Between January 1, 2006 and June 22, 2011, our share price has fluctuated from a low of $1.77 to a high of $31.22. The following factors may cause significant fluctuations in the market price of our ordinary shares:

•	fluctuations in our quarterly revenues and earnings or those of our competitors;

•	shortfalls in our operating results compared to levels forecast by securities analysts;

•	announcements concerning us, our competitors or telephone companies;

•	announcements concerning our customers;

•	announcements of technological innovations;

•	the introduction of new products;

•	changes in product price policies involving us or our competitors;

•	market conditions in the industry;

•	the conditions of the securities markets, particularly in the technology and Israeli sectors; and

•	political, economic and other developments in the State of Israel and worldwide.

In addition, stock prices of many technology companies fluctuate significantly for reasons that may be unrelated or disproportionate to operating results.  The factors discussed above may depress or cause volatility of our share price, regardless of our actual operating results.

Our quarterly results of operations, including revenues, net income and net loss, net income and net loss per share, and cash flow, have fluctuated significantly in the past, and these fluctuations are expected to continue. Fluctuations in our results of operations may disappoint investors and result in a decline in our share price.

We have experienced and expect to continue to experience significant fluctuations in our quarterly results of operations. In some periods, our operating results may be below public expectations or below revenue levels and operating results reached in prior quarters or in the corresponding quarters of the previous year. If this occurs, the market price of our ordinary shares could decline.  The following factors have affected our quarterly results in the past and are likely to affect our quarterly results in the future:

•	size and timing of orders, including order deferrals and delayed shipments;

•	launching of new product generations;

•	acquiring a new customer or losing a customer;

•	length of approval processes or market testing;

•	technological changes in the telecommunication industry;

•	accuracy of telecommunication company, distributor and original equipment manufacturer forecasts of their customers’ demands;

•	changes in our operating expenses;

•	the timing of approval of government research and development grants;

•	disruption in our sources of supply;

•	competitive pricing pressures;

•	funding required for our operations;

•	general economic conditions;

•	terms and conditions of supply agreements with our customers and their impact on our recognition of revenues from these agreements;

•	changes in our revenue recognition practice as a result of changes in the commercial terms between us and our customers;

•	determination of the fair value of the conversion feature in our convertible notes;

•	timely payments of receivables by customers;

•	changes in payment terms between us and our suppliers which could accelerate the timing of payments by us and negatively affect our working capital and cash balances; and

•	changes in payment terms between us and our customers which could defer the timing of payments by our customers and negatively affect our working capital and cash balances.

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

Investors may experience significant dilution as a result of the sale of shares under our Standby Equity Purchase Agreement or the issuance of ordinary shares under outstanding securities convertible into or exercisable for our ordinary shares.

On August 3, 2010, we entered into a Standby Equity Purchase Agreement, or SEPA, with YA Global Master SPV Ltd., or YA Global, a fund managed by U.S.-based Yorkville Advisors, as investor under the SEPA. The SEPA provides that over a commitment period of up to three years and upon the terms and subject to the conditions set forth therein, YA Global is committed, on our request, to purchase up to $10 million of our ordinary shares in multiple tranches at a price equal to 95.5% of the lowest daily volume weighted average price of our ordinary shares on NASDAQ during the five NASDAQ trading days following our advance notice, subject to restrictions that YA Global ownership of our shares will not exceed 4.99% and that shares are not purchased in an amount exceeding $500,000 per week. While we have not as yet requested that shares be purchased under the SEPA, we might choose to do so in the future. The sale of our ordinary shares pursuant to the SEPA will result in dilution of the percentage of our ordinary shares held by current and future shareholders. Because the sales pursuant to the SEPA will be made based on prevailing market prices at the time advances are made, the prices at which we sell these shares and the number of shares we will issue will vary, perhaps significantly, with the market price of our ordinary shares. In addition, we may issue additional ordinary shares upon the conversion or exercise of our outstanding stock options, warrants and convertible subordinated notes, and other rights to acquire our ordinary shares.

There may be an adverse effect on the market price of our shares as a result of shares being sold or available for sale in the future. If our shareholders sell substantial amounts of our ordinary shares, including shares issued upon the exercise of outstanding options, warrants or convertible notes, the market price of our ordinary shares may fall. In addition, the ordinary shares that may be purchased by YA Global under the SEPA are freely tradable, and YA Global may promptly resell the shares we agree to issue to them under the SEPA in the public markets. Such sales, and the potential for such sales, could cause the market price of our ordinary shares to decline significantly. To the extent our share price declines, any advances requested by us under the SEPA would require the issuance of a greater number of ordinary shares to YA Global to raise a given dollar amount for us. This may result in significant dilution to our shareholders. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

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

As an Israeli company subject to U.S. federal securities laws, we spend a significant amount of management time and resources to comply with laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, potential new requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, SEC regulations, NASDAQ listing rules and the Companies Law. Section 404 of the Sarbanes-Oxley Act requires an annual review and evaluation of our internal control over financial reporting of the effectiveness of these controls by our management. There is no guarantee that these efforts will result in management assurance that our internal control over financial reporting is adequate in future periods. In connection with our compliance with Section 404 and the other applicable provisions of the Sarbanes-Oxley Act, our management and other personnel devote a substantial amount of time, and we may need to hire additional accounting and financial staff, to assure that we continue to comply with these requirements.  The additional management attention and costs relating to compliance with the Sarbanes-Oxley Act, the Dodd-Frank Act and other corporate governance requirements could materially and adversely affect our financial results.

As a foreign private issuer whose shares are listed on NASDAQ, we follow certain home country corporate governance practices instead of certain NASDAQ requirements.

As a foreign private issuer whose shares are listed on NASDAQ, we are permitted to follow certain home country corporate governance practices instead of certain requirements contained in the NASDAQ listing rules.  We follow the Companies Law in Israel, rather than comply with the NASDAQ requirements, relating to the quorum for shareholder meetings, sending annual reports to shareholders, shareholder approval with respect to certain issuances of securities and the composition of our board of directors and audit committee. See “Item 16.G-Corporate Governance” in this Annual Report for a more complete discussion of the NASDAQ rules and the home country practices we follow. As a foreign private issuer listed on NASDAQ, we may also elect in the future to follow home country practice with regard to other matters as well.  Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules to shareholders of U.S. domestic companies.

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

Major Developments since January 1, 2010

In 2010, we continued or increased our sales and marketing efforts through our presence in Mexico, Brazil, India, Israel, Japan, Korea, the Philippines, Russia and Thailand. We have continued our sales and marketing efforts in selected additional markets in Europe, Asia Pacific and Latin America through our headquarters in Tel Aviv, Israel. We expect our product lines to offer benefits to carriers in these markets as they are in the early phases of implementing high-bandwidth networks for Ethernet services, other advanced data services, TV and video services.

We continued in 2010 to direct our resources to the development and marketing efforts related to our technology and products that address the need for solutions capable of supporting very high bandwidth services.

Substantially all of our operating expenses in 2010 were related to our efforts to develop and market the CM-4000 product line which became commercially available in 2008 and offers significantly higher bandwidth support, greater Ethernet user interface density and a wider range of services than our CM-100 product line. The majority of our sales in 2010 were derived from the CM-4000 product line.

We also continued to expand our customer base for CM products during 2010.

In January 2010, we announced the establishment of a new sales office in Manila. The office is expected to better enable us to address the needs of the Philippines telecommunications sector.

In February 2010, we announced that we strengthened our presence in India and appointed a managing director in India. Through the office in India, we plan to take an active role in building the next generation transport for India's networking infrastructure.

In March 2010, we announced the establishment of a new office in Bangkok, Thailand and appointed a VP Sales for Thailand, Laos and Myanmar.  We also announced that we made significant upgrades to our mobile backhaul offering, which now encompasses a complete portfolio featuring new and innovative technologies. The newly extended solution combines gateway functionality on Orckit-Corrigent’s CM-4140 MPLS aggregation switch. Our PTN solution enables the migration of low and high-rate TDM services, as well as data services, to a unified MPLS mobile network. The CM-4140 implements cell site, hub site and aggregation site gateways on the same switching products, therefore introducing a scalable and affordable opportunity for mobile networking infrastructure.

On April 1, 2010, we completed the sale of 2,635,000 units at a price of $3.78 per unit in a registered direct offering.  Each unit consists of one ordinary share, a primary warrant to purchase 0.25 of one ordinary share at an exercise price of $5.66 per share and a warrant to purchase 0.25 of one ordinary share at an exercise price of $11.32 per share that would be issued contingent on our election to force conversion of the primary warrant under certain conditions.  We also sold an aggregate of 175,000 units to Izhak Tamir and Eric Paneth, two of our affiliates. As required by Israeli law, the sales to our affiliates were approved by our shareholders at our 2010 Annual General Meeting of Shareholders held in May 2010. Including those sales, we sold 2,810,000 ordinary shares and primary warrants to purchase up to 702,500 ordinary shares, plus the related contingent warrants to purchase up to 702,500 ordinary shares.  The gross proceeds of the offering were approximately $10.6 million and the net proceeds of the offering were approximately $9.7 million.

In May 2010, we announced the addition of a new sales office and service center in Germany.

In August 2010, we entered into a Standby Equity Purchase Agreement, or SEPA, with YA Global Master SPV Ltd., a fund managed by U.S.-based Yorkville Advisors. The agreement provides that, over a commitment period of up to three years and upon the terms and conditions set forth in the agreement, YA Global is committed, upon our request, to purchase up to $10 million of our ordinary shares in tranches over a commitment period of up to three years. Investments will be made such that YA Global and its affiliates will not hold more than 4.99% of our ordinary shares at any point in time during the period of the agreement and that shares are not purchased in an amount exceeding $500,000 per week.  Shares would be issued pursuant the agreement under an existing effective shelf registration statement.  We have not yet requested that a purchase be made under the SEPA.

In August 2010, we announced the receipt of Technical Specification Evaluation Certificate (TSEC) approval in India with respect to our CM-4000 products.  The TSEC approval process, which is a condition for making sales to BSNL and other telecommunications service providers in India, verifies whether telecommunications equipment conforms to certain technical specifications and requirements and ensures that the equipment meets the required quality and environmental standards.

In October 2010, Technoserv, a leading Russian distributor dedicated to system integration, IT services and engineering facilities, announced that it had selected our PTN solution to be integrated into its network solutions.

In November 2010, we announced the deployment of our CM-4000 products in a large metropolitan area in Russia. The PTN aggregation network is deployed by Technoserv for Tele2 Russia's mobile backhaul network.

In November 2010, we announced the receipt of an additional purchase order and immediate deployment of our CM-4000 products from Alphion Corporation, for deployment to BSNL through ITI Ltd. Our solutions are being deployed as part of a nationwide, next generation broadband, triple play network based on GPON and Carrier Ethernet technologies.

On December 3, 2010, we completed the sale of 2,805,452 units at a price of $2.75 per unit in a public offering.  Each unit consists of one ordinary share and a warrant to purchase 0.60 of one ordinary share at an exercise price of $3.50 per share. Catalyst Private Equity Partners (Israel) II LP, or Catalyst, a private equity fund, purchased 669,090 units in the offering.  Mr. Yair Shamir, one of our outside directors at that time, serves as the Chairman of the management company of this fund. We also sold an aggregate of 240,000 units to Izhak Tamir and Eric Paneth. As required by Israeli law, the sales to Messrs. Tamir and Paneth  were approved by our shareholders at our extraordinary general meeting of shareholders held in March 2011. Including those sales, we sold 3,045,452 ordinary shares and warrants to purchase up to 1,827,271 ordinary shares.  The gross proceeds of the offering were approximately $8.4 million and the net proceeds of the offering were approximately $7.8 million. The units purchased by Messrs. Tamir and Paneth and Catalyst were purchased pursuant to subscription agreements entered into by each of them on terms and conditions that were substantially the same as those provided in the underwriting agreement entered into in connection with the public offering, except that no underwriting commission was payable by us with respect to  the sale of these units.  The participation in the offering by Messrs. Tamir and Paneth and Catalyst was approved by our audit committee and board of directors.

In December 2010, we announced that EnviaTEL GmbH, a leading German telecommunications service provider and operator for business customers, has chosen our CM-400 products to enhance its transport and packet network suite of solutions.  This transaction arose from the strategic cooperation between 3M Services and us for the distribution and first-line support for our products in Germany.

In January 2011, we announced that VSE NET GmbH, a German regional telecommunications service provider, had selected our PTN solution to upgrade its transport networking infrastructure with packet technologies, together with support from 3M Services.

In February 2011, we announced that Cegecom S.A., a Luxembourg regional telecommunications service provider, had chosen our PTN solution to develop its transport and packet network solutions, together with support from 3M Services. We began to recognize revenues from both VSE NET and Cegecom in the fourth quarter of 2010.

In March 2011, we announced that three new service providers (two based in the Caribbean and Latin America region and the third based in Eastern Europe) had chosen our PTN solution for migration from their legacy SONET/SDH networks to packet based networks which enable the delivery of any mix of video and data services together with the traditional TDM services.

In April 2011, we announced that K-net Telekommunikation Gmbh, a leading German telecommunication service provider, had deployed our MPLS based CM-4000 PTN switches and CM View, our network management system, and 3M Services' support, to upgrade its transport networking infrastructure for the delivery of enterprise VPN and carrier-of-carrier applications.

In April 2011, we announced the establishment of a new research and development branch in India. The new facility includes multiple research labs and is intended to strengthen research and development efforts of our PTN solutions for Indian customers, as well as to extend our global research and development efforts.

In June 2011, we issued Series B convertible notes due December 31, 2017 in a public offering in Israel in the aggregate principal amount NIS 30,779,000 (approximately $9.0 million based on the U.S. Dollar/NIS exchange rate at that time) at a price of NIS 940 per unit (each unit comprised of NIS 1,000 principal amount of Series B notes). The Series B notes bear interest at the rate of 8% per year, are not linked to the Israeli CPI and are convertible into our ordinary shares at the election of the holders thereof at the price of NIS 10.00 per share (approximately $2.95 based on the U.S. Dollar/NIS exchange rate at June 12, 2011). The gross proceeds of the offering were approximately $8.5 million and the net proceeds of the offering were approximately $8.0 million. The issuance included the sale to Mr. Tamir of NIS 6,731,000 principal amount of the Series B notes (approximately $1.99 million based on the exchange rate at that time) and to Mr. Paneth of NIS 546,000 principal amount of our Series B Notes (approximately $160,000 based on the exchange rate at that time). In addition, Catalyst Private Equity Partners (Israeli) II, LP and affiliated funds purchased an aggregate of NIS 3,724,000 principal amount of our Series B notes (approximately $1.1 million based on the exchange rate at that time).  The purchases by Messrs. Tamir and Paneth and by the Catalyst funds were made on the same terms as all the other individual investors and institutional investors, respectively, in our public offering of these notes in Israel. Mr. Yair Shamir, an outside director of Orckit at that time, serves as the Chairman of the management company of the Catalyst funds. Because of potential conflicts of interest that may arise as a result of Mr. Shamir’s role at Catalyst and the investments by the Catalyst funds in us and his role as an outside director of Orckit, Mr. Shamir resigned from Orckit's board of directors in June 2011.

Principal Capital Expenditures

Our principal capital expenditures to date have been the purchase of equipment and other software tools used in our business. These purchases totaled $984,000 in 2008, $465,000 in 2009 and $557,000 in 2010. We used internal resources to finance these capital expenditures.

B.	BUSINESS OVERVIEW

General

We develop, market and sell telecommunication transport equipment capable of supporting the growing capacity demands for Ethernet services and high bandwidth video services, such as mobile broadband, HDTV, Internet Protocol television, or IPTV, and video on demand, or VOD, and interactive television (together known also as “video services”), as well as other types of data services and voice services, whether transmitted over wireline or cellular networks, in metropolitan networks. Our target customers are telecommunication service providers active in metropolitan areas.

Our first generation product line, CM-100 was first delivered for commercial deployment in 2004.  In 2004, this product was selected for commercial deployment by KDDI Corporation in Japan, or KDDI, a major telecommunication carrier in Japan.   KDDI has deployed the CM-100 product line as part of a nation-wide build up in Japan of an advanced metro network that is intended to carry “residential triple play” services, which are a bundled offering of voice services, Internet access and a range of video and other media video services, as well as Ethernet services for business customers and TDM circuit emulation for 3G mobile backhauling, all based on IP protocols. Media Broadcast GmbH in Germany began deploying the CM-100 in 2008, and we began shipping our products to SK Broadband in Korea in late 2008. Several additional customers have also deployed the CM-100 product line.

Our next generation product line, CM-4000, was introduced in 2007 and added new technologies on top of those of CM-100, which address the evolving requirements of service providers delivering broadband services to their fixed and mobile subscribers.

Our CM-4000 product lines are designed to enable the provision and management of data, video and voice transport services in an efficient manner that is expected to reduce the costs of transport service providers. Supporting fiber-optic infrastructures, the CM-4000 support a wide range of interfaces for video, data and voice, together with synchronization technologies which are essential for, but not limited to, backhauling of mobile broadband traffic. It provides multi-service capabilities and reliability similar to the CM-100, while offering higher switching capacity and larger Ethernet user port density. Shipments of the CM-4000 began in 2008.

Our CM-4000 metropolitan product lines are optical transport solutions that are designed to handle not only the growing demand for video and data services by telecommunication company customers and small to medium size businesses, but also support most traditional voice services, in compliance with the technical specifications required by existing synchronous voice transmission on copper and on optical media, PDH, SONET or SDH. The CM-4000 product lines are designed to provide the benefits of both Ethernet and TDM (SONET/SDH and PDH) protocols. The product lines are also designed to avoid integrating costly protocol-dependant mapping functionalities that are generally required in adapting SONET/SDH platforms to support data traffic, as well as the costs of hybrid fabric platforms (also known as POTS) that handle both TDM and packet-based traffic.

In 2009, our CM-4000 products were selected and started to be deployed by BSNL in India as part of a nationwide, next generation broadband, triple play network. In November 2009, a leading Scandinavian telecommunication service provider selected our CM-4000 product to enable services migration and expansion for residential, enterprise and mobile subscribers with shipments beginning in late 2009. Our CM-4000 products were also chosen and deployed by Technoserv a leading Russian distributor dedicated to system integration, MetroNet, a Mexican telecommunication service provider as well as by several additional customers.

We focus on the needs of metropolitan area networks that primarily address a transmission capacity of 10 or more Gigabits per second, or Gbps.  The majorities of metropolitan area networks are currently operating at a transmission capacity of 10 Gbps or below, because they were initially designed to address voice traffic and later upgraded to support high speed Internet service connections. Introduction of mobile broadband technologies such as LTE, and the penetration of content-based services such as IPTV with the transition from Standard Definition (SD) to High Definition (HD) content, together with the migration from linear TV (Broadcast/Multicast) to Video on Demand (VoD) and growth of Over the Top (OTT) content and file sharing over the Internet, are expected to drive the need for growth in network transmission capacity.

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

The main driver for growth of data traffic is the adoption of new video services by consumers. Services such as video-on-demand, HDTV, catch-up TV, file sharing and Internet-TV, delivered over fixed and mobile broadband access technologies, are imposing new requirements on service providers’ networks in terms of bandwidth scaling and quality of service. Video services require peak bandwidth capacity on orders of magnitude higher than deployed for Internet access services, but only at certain hours of the day. Additionally, video services have different characteristics than internet access and voice services. Video services are sensitive to jitter, loss and delay. In addition, existing mechanisms to ensure quality of experience that were developed to address traditional services are insufficient for HDTV and other new video services. Our CM product line was designed to address these requirements for the delivery of video services to consumers.

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

A range of new solutions is being developed to address the need of carriers and service providers to be able to support higher levels of data traffic within metropolitan areas, commonly referred to as metro transport. One type of solution, consisting of a router or switch that transports packets of data, focuses on the characteristics of data traffic without supporting the full range of time division multiplexing, or TDM, circuit services that meet the stringent timing requirements needed for some legacy services. In this type of solution, data services and legacy services are transmitted and maintained in different metro networks. Another type of solution, known as packet-optics transport system, or POTS, uses hybrid fabrics to support both types of traffic, while using duplicated hardware and, in many cases, also duplicated fiber infrastructure. A third type of solution, known as packet transport networks, or PTN, attempts to take advantage of the characteristics of data traffic while continuing to support traditional voice traffic over a converged metro network. We offer this third type of solution that provides transmission capacities of 10 Gbps and higher, and supports transmission of both packets of data and the full range of traditional circuit-based voice and data services over the same network. Data services supported include the transmission of a range of video services, whether in standard or HDTV mode, as well as over cellular networks. We expect that the metro transport solution for the transmission of traditional voice and increased data traffic will combine the efficient transport of data services based on Ethernet protocol with high reliability voice services based on SONET/SDH protocol.

Major metro transport technologies include the following voice and/or data protocols:

SONET / SDH. SONET is the American National Standards Institute, or ANSI, standard for synchronous voice transmission on optical media. The international equivalent of SONET is synchronous digital hierarchy, or SDH. Together, these two protocols ensure standards to enable digital networks to interconnect internationally and existing conventional transmission systems to utilize fiber with the help of interfaces that connect network end-users, called tributary attachments.

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

Multiprotocol Label Switching.  Multiprotocol label switching, or MPLS, is a standards-approved technology for speeding up network traffic flow and making it easier to manage. MPLS involves setting up a specific path for a given sequence of packets, identified by a label put in each packet, thus saving the time needed for a router to look up the address to the next node to forward the packet to. MPLS is called multiprotocol because it allows multiple protocols to be transported on top of it. In addition to moving traffic faster overall, MPLS makes it easy to manage a network for quality of service, or QoS. For these reasons, MPLS is gradually being adopted as networks begin to carry more and different mixtures of traffic.

MPLS Transport Profile (MPLS-TP). MPLS-TP is an emerging standard that adds operations, administration and management, or OAM, capabilities from the SONET/SDH world to the data world, and eases the operation of packet transport networks for personnel who are familiar with the operation of legacy SONET/SDH networks.

Pseudo Wire Emulation.  Pseudo wire emulation, or PWE, is a standards-approved  technology for mapping different services over packet switched networks, such as MPLS. A pseudowire emulates a point-to-point link that provides a single service which is perceived by its user as an unshared link or circuit of the chosen service and can be used as a convergence layer for multi-service systems.

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

Synchronous Ethernet. Synchronous Ethernet is a standard that provides means to deliver frequency synchronization, required for transport of TDM services and backhauling of 2G, 3G and LTE FDD traffic, in quality that is equivalent to SONET/SDH, over Ethernet interfaces.

IEEE 1588v2. IEEE 1588v2 is a standard that provides the means to deliver phase and frequency synchronization over packet networks. While frequency synchronization can be provided by legacy SONET/SDH networks, phase synchronization, required for TDD LTE and WiMax, cannot be provided by such legacy network, and the (more expensive) alternative is to have all the base stations in such wireless networks synchronized using GPS.

CM-4000 Product

Our CM-4000 product line, the successor to our CM-100 product line, became commercially available in January 2008. The CM-4000 family of products provides a solution for packet transport networks in the metro area. It provides multiservice capabilities and reliability, offers high bandwidth support, with multiple products ranging from metro access to metro core.

We believe that our CM-4000 switches address the needs for next-generation packet transport networks with a cost-effective combination of Ethernet and TDM. Our solution is designed to ensure service quality and availability, while enabling a reduction of capital and operating expenses. Using CM-4000 switches enables a customer to achieve network convergence with a plug-and-play network management system, or NMS, that easily interacts with operating support system, or OSS, service applications.  The CM-4000 is a high-capacity MPLS and MPLS-TP based transport switch providing high service availability and scalability, and simplified end-to-end “point-and-click” management through its service/application-oriented CM-view NMS.

By cost-effectively enabling a mix of Ethernet and TDM traffic over the same network infrastructure, the CM-4000 helps to secure a service providers’ investment, enabling deployment of advanced mobile broadband, residential multi-play and business Ethernet services, together with traditional TDM services, and the means to gradually migrate them to Ethernet through interworking technologies.

Our CM-4000 was designed to efficiently deliver a mix of TDM and advanced packet services over a single, converged transport infrastructure. It offers a traffic management scheme that provides end-to-end performance during congestion, and enables dynamic bandwidth reclamation and optimal bandwidth utilization for the delivery of the following packet and TDM services:

m	E-Line, E-Tree and E-LAN services with differentiated quality of service, or QoS, application-aware classification and service level agreement, or SLA, guarantee;

m	Ethernet virtual private line, or EVPL, and virtual private LAN services, or VPLS;

m	SONET/SDH to Ethernet interworking;

m	A full range of TDM (PDH and SONET/SDH) private line services; and

m	Non-blocking SONET/SDH low-order and high-order cross connect.

These services enable the delivery of end-user applications such as multi-play (VoIP, broadcast video, VoD, shifted TV, network private video recorder, or nPVR, and high speed internet access, or HSI), business Ethernet, 3.5G/4G wireless backhaul and on-demand content distribution. They also facilitate the migration towards all-IP by providing a viable path to convergence through the introduction of SONET/SDH to Ethernet interworking.

Our CM-4000 product line includes the CM-4140, CM-4314 and CM-4206 systems. These systems can be deployed in a variety of topologies, including ring, mesh and tree, over one or multiple 10 Gbps wavelengths.

In October 2008, we launched the CM-4140. The CM-4140 is a cost-optimized, low-power and small-footprint MPLS-based carrier Ethernet transport switch. It offers a full suite of carrier-class Ethernet and TDM services for aggregating residential multi-play services, business connectivity and mobile backhaul applications. We believe that it offers a combination of price, power and footprint that compares favorably to competitive solutions. Its cost structure, low power consumption and small size enable service providers to expand the MPLS from the metro core to the edge of the aggregation network, benefiting from an end-to-end MPLS network across the aggregation and core network.

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

The CM-4206 and CM-4314 systems support a common set of interchangeable interface cards and common modules. They support a rich set of Ethernet, TDM, MPLS, MPLS-TP and synchronization functionality with two different chassis form factors, and utilize a common hardware and software architecture.

Sales, Marketing and Service

Sales and Marketing. We market our products to telecommunication companies both directly and indirectly through original equipment manufacturers, strategic alliances and agency and distribution arrangements. In addition, we believe that our participation in technology committees involved in the establishment of industry standards is a strong marketing tool. As of December 31, 2010, overall marketing and sales efforts were conducted by approximately 42 employees or agents.

We conduct our sales and marketing efforts through our presence in Mexico, Brazil, India, Israel, Japan, Korea, the Philippines, Thailand and Russia. We also conduct our sales and marketing efforts in selected additional markets in Europe, Asia Pacific and Latin America mainly through our headquarters in Tel Aviv, Israel. We expect our product lines to offer benefits to carriers in these markets as they are in the early phases of implementing high-bandwidth networks for Ethernet services, other advanced data services, TV and video services.

The following is a summary of revenues by geographic area based on the location of the end users for the last three years:

	Year ended December 31
	2008	2009	2010
	(In thousands)
Japan	$7,969	$6,015	$3,485
Germany	7,615	1,725	1,947
Korea	824	2,916	242
United States	--	1,655	135
India	--	--	5,852
Sweden	--	--	1,360
Other	848	416	1,610
	$17,256	$12,727	$14,631

The substantial majority of our revenues in 2008 and 2009 were generated from our CM-100 metro product line. The majority of our revenues in 2010 were generated from our CM-4000 metro product line. Our sales to KDDI in Japan accounted for 45.5% of our revenues in 2008, 44.0% of our revenues in 2009 and 23.1% of our revenues in 2010. Sales to Media Broadcast in Germany accounted for 44.1% of our revenues in 2008, 13.6% of our revenues in 2009 and 6.6% of our revenues in 2010. Sales to SK Broadband in Korea accounted for 22.9% of our revenues in 2009 and 1.7% of our revenues in 2010. Sales to BSNL in India accounted for 40% of our revenues in 2010. While we continued to expand our customer base in 2010, we still expect to depend on purchases by a very limited number of telecommunication carriers for the substantial majority of our product revenues.

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

To date, substantially all of our product sales outside the United States are subject to an initial warranty and support protection period of up to two years. Sales in the U.S. are subject to an initial warranty and support period of up to five years. Our warranty generally covers defects in materials or workmanship and failure to meet published specifications, but excludes damage caused by improper use and other express or implied warranties. Based on market conditions, we may agree to indemnify our customers in some circumstances against liability from defects in our products or for indirect damages. In the event that there are material deficiencies or defects in the design or manufacture of our products, the affected products could be subject to recall. In such cases, we may be required to repair affected products even if they are no longer under warranty. Our exposure to indirect damages arising from failures covered by our warranty could be significant.

Customers and End-users.

To date, our CM-100 product have been commercially deployed by KDDI in Japan, Media Broadcast in Germany and SK Broadband in Korea. Our CM-4000 products have been commercially deployed by BSNL in India and by multiple Tier2 and Tier3 customers around the world.

CM-100 customers and end users

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

In February 2008, our CM-100 and CM-4000 product lines were selected by Media Broadcast GmbH, or Media Broadcast, as a network infrastructure building block for network solutions deployed by Deutsche Telekom’s wholesale business unit, and leased to a leading cable operator in Germany. Deployments of our CM-100 products in two regions began in 2008 and deliveries were also made, to a lesser extent, in 2009, and to an even lesser extent in 2010.  Further deliveries of our CM-100 products, initial deployment of our CM-4000 products and any expansion of service in Germany are subject to the cable operator’s decisions. Our sales to Media Broadcast in Germany are made pursuant to a master sales agreement that governs sales to them. We provide to Media Broadcast a product warranty and post-contract hardware and software support services with respect to products sold. Media Broadcast will provide on-site product support services and training to the end user. The master agreement sets general terms regarding sales that are made to targeted customers. Media Broadcast submits purchase orders for products on an as needed basis and is not committed to purchase any specific quantity of products.

In September 2008, our CM-100 was selected by Korea’s Hanaro Telecom (now called SK Broadband) as their main network infrastructure building block for their premium IPTV services. Deliveries of our CM-100 in Korea started in late 2008 and continued in higher volumes in 2009. Revenues in 2010 from SK Broadband were insignificant due to the limited growth of subscribers for its IPTV service. Our sales to SK Broadband in Korea are made pursuant to an agreement of sale with a distributor of telecommunication and enterprise products in Korea. We provide to SK Broadband a product warranty and post-contract hardware and software support services with respect to products sold. The distributor provides on-site product support services and training to the end user. The agreement sets general terms regarding sales that are made through this distributor. SK Broadband submits purchase orders for products on an as needed basis and is not committed to purchase any specific quantity of products.

CM-4000 customers and end users

         In June 2009, our CM-4000 was selected by Mexico’s MetroNet  as their main network infrastructure building block.

The CM-4140 was selected to replace MetroNet’s existing carrier Ethernet switches that were at the end of their life and could not be purchased any longer. Interoperability between our CM-4140 and their existing equipment was a requirement that enabled MetroNet to continue delivery of Carrier of Carrier Ethernet services to leading carriers in Mexico over a multi-vendor network until the expected transition to a full CM-4140 network is completed. Deliveries of our CM-4000 in Mexico started at the end of 2008 and continued in higher volumes in 2009 and 2010. Our sales to MetroNet in Mexico are made directly. We provide to MetroNet a product warranty and post-contract hardware and software support services with respect to products sold, as well as on-site product support services and training. MetroNet submits purchase orders for products on an as needed basis and is not committed to purchase any specific quantity of products.

In September 2009, our CM-4000 was selected by a Scandinavian service provider to replace its TDM legacy network (SDH) with a packet based packet transport network (PTN). Originally, the CM-4000 was selected to deliver a mix of legacy TDM services and packet based services over a converged packet network. It is now being used primarily for 4G LTE backhauling. Deliveries of our CM-4000 started with low volumes at the end of 2009 and have continued with a higher volume in 2010. Our sales to this customer are made directly. We provide a product warranty and post-contract hardware and software support services with respect to products sold, as well as on-site product support services and training. This customer submits purchase orders for products on an as needed basis and is not committed to purchase any specific quantity of products.

Since 2008, we have had a business collaboration with 3M Services to distribute our CM-4000 packet transport gears. This strategic alliance has led to the selection of our CM-4000 product by four new customers, most of which are regional operators in Germany. Among our new customers are VSE NET and EnviaTel, each of which selected our CM-4000 products for delivery of Ethernet services for business customers. Deployments of our CM-4000 products by some of these customers began in 2010 and are planned to continue in 2011. Our sales through 3M Services in Germany are made pursuant to a master sales agreement that governs sales to them. We provide to 3M Services a product warranty and post-contract hardware and software support services with respect to products sold. 3M Services provides on-site product support services and training to the end user. The master agreement sets general terms regarding sales that are made to targeted customers. 3M Services submits purchase orders for products on a need basis and is not committed to purchase any specific quantity of products.

In September 2009, our CM-4000 products were selected by BSNL in India as part of a nationwide, next generation broadband, triple play network based on gigabit passive optical network (GPON) and carrier Ethernet technologies. In 2010 we started to recognize revenues from sales to BSNL. Our sales to BSNL are made pursuant to an agreement of sale with an OEM distributor of telecommunications in India. In November 2010, we announced the receipt of an additional purchase order and immediate deployment of our CM-4000 products from Alphion Corporation, a distributor in India, for deployment to BSNL through ITI Ltd. Our solutions are being deployed as part of a nationwide, next generation broadband, triple play network based on GPON and carrier Ethernet technologies. Through both channels, we provide to BSNL a product warranty and post-contract hardware and software support services with respect to products sold.

Manufacturing

Currently we use one subcontractor for component sourcing, inventory warehousing, board assembly, testing and shipment. While we believe that we can satisfy our production requirements using this one major subcontractor, from time to time we assess our needs and explore the possibility of engaging another subcontracting facility to potentially provide us with additional manufacturing capabilities. We expect to continue to utilize this major subcontractor and other third parties to manufacture, assemble and test our products.

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

We are subject to telecommunication industry regulations and requirements set by telecommunication carriers that address a wide range of areas including quality, final testing, packaging and use of environmentally friendly components.  We comply with the European Union's Restriction of Hazardous Substances Directive that required telecommunication equipment suppliers to stop the usage of some materials that are not environmentally friendly by July 1, 2006, known as the “RoHs5 regulations.”  Further regulations, known as the “RoHs6” regulations, require suppliers to stop the usage of lead in solders in telecommunication equipment. An extension for compliance with the RoHs6 regulations through 2010 was granted under the Directive. Subsequently, another extension was granted which currently has no time limit. We expect that other countries, including countries we operate in, will adopt similar directives or other additional regulations. We believe that we are in compliance with the RoHs5 and RoHs6 regulations, although tests for compliance with these regulations are limited in their ability to fully ensure compliance.

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

The main competing solutions for our PTN product lines are layer-3 routers and pure-play carrier Ethernet switches and hybrid platforms known as POTS. Older generation SONET/SDH based platforms cannot address the scalability requirements posed by the fast growth of video and other data services. Layer-3 routers were the first to address the new requirements for high bandwidth scalability and pure-play carrier-Ethernet switches offering a similar value proposition at a lower price, however focused on the delivery of data services, without the full range of legacy TDM services. POTS platforms are using hybrid fabrics to support both type of traffic, while using duplicated hardware and, in many cases, also duplicated fiber infrastructure. We believe that our CM-4000 product line's carrier-class capabilities offer additional capabilities at a significantly lower total cost of ownership (TCO) compared with these alternatives, although these alternatives may be used by service providers.

Our competitors in our targeted markets of metro and access telecommunication equipment are numerous and we expect competition to increase in the future. Our principal competitors for our products include Alcatel-Lucent, Brocade, Ciena, Cisco Systems, Inc., ECI Telecom Ltd., Ericsson, Extreme Networks, Fujitsu, Huwaei, Juniper, NEC, Nokia-Siemens Networks, Tellabs, UTStarcom, and ZTE.

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

Legal Proceedings

In 2006, Bezeq – The Israeli Telecommunications Corporation Ltd. filed a lawsuit against us in the District Court of Tel Aviv alleging claims with respect to digital subscriber line products and services we supplied Bezeq Orckit filed an answer denying the allegations and asserted a counterclaim for certain damages.

In April 2011, we settled this dispute with Bezeq with no payments by either party.

We are not a party to any material pending legal proceedings, nor is any of our property the subject of any material pending legal proceeding.

C.	ORGANIZATIONAL STRUCTURE

List of Significant Subsidiaries

Corrigent Systems Inc., our wholly-owned subsidiary, is a Delaware corporation, and Orckit-Corrigent Ltd., our wholly-owned subsidiary, is an Israeli company.

D.	PROPERTY, PLANTS AND EQUIPMENT

As of December 31, 2010, our principal offices in Tel Aviv occupied approximately 38,000 square feet of space rented through a series of leases. Our major lease in Tel Aviv expires in December 2012. We have an option to terminate these lease agreements upon six months prior written notice. We also maintain offices in Chennai, India, Gurgaon, India, Tokyo, Japan, Moscow, Russia and Seoul, South Korea. We believe that our offices and facilities are adequate for our current needs and that suitable additional or substitute space will be available when needed.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS

Our operating and financial review and prospects should be read in conjunction with our financial statements, accompanying notes thereto and other financial information appearing elsewhere in or incorporated by reference in this Annual Report.

Overview

Orckit was founded in 1990. We are an Israeli corporation engaged in the design, development, manufacture and marketing of telecommunication equipment that enables transmission of broadband services. We develop, market and sell telecommunication transport equipment capable of supporting the growing capacity demands for Ethernet services and high bandwidth video services, such as HDTV, Internet Protocol television, or IPTV, and video on demand, or VOD, and interactive television (together known also as “video services”), 2G, 3G and 4G mobile backhauling, as well as other types of data services and voice services, whether transmitted over wireline or cellular networks, in metropolitan networks. Our target customers are telecommunication service providers active in metropolitan areas. Our metro products consist of our CM-100, our first generation product line, and CM-4000, our second generation product line, as well as CM-View, the corresponding network management system. The CM-4000 product together with the CM-View is called Packet Transport Network (PTN).

The end-user base for our products is comprised primarily of telecommunication companies, and has historically been concentrated in each year among a small number of companies.  The first significant customer for our metro product was KDDI, a Japanese telecommunications carrier that accounted for approximately 45.5% of our revenues in 2008, 44.0% of our revenues in 2009 and 23.1% of our revenues in 2010. In early 2008, our product was selected by Media Broadcast GmbH as a network infrastructure building block for network solutions deployed by Deutsche Telekom’s wholesale business unit, and leased to a leading cable operator in Germany. Deployments of our products began in 2008. Sales to Media Broadcast GmbH, a German customer, accounted for approximately 44.1% of our revenues in 2008. Sales to Media Broadcast have decreased significantly, accounting for 13.6% of our revenues in 2009 and 6.6% of our revenues in 2010.

Sales to SK Broadband in Korea, which began purchasing our products in 2008, accounted for approximately 4.8% of our revenues in 2008, 22.9% of our revenues in 2009 and 1.7% of our revenues in 2010. Sales to a U.S. based customer accounted for 13.0% of our revenues in the 2009 and 0.9% of our revenues in 2010. In 2010, after the receipt of a required approval from the Technical Specification Evaluation Certificate (TSEC) in India, a condition for making sales to BSNL, we started to recognize revenues from sales to BSNL, an Indian telecommunications company, to which sales are made through two channel partners. Sales to BSNL accounted for approximately 40.0% of our revenues in 2010. Although the total number of our customers has increased, we expect that we will continue to experience high customer concentration.

In 2010, our PTN solution was selected by Tele2 Russia's mobile backbone network. We began to recognize revenue from this customer in 2010.

We have been involved in strategic cooperation with 3M Services GmbH (formerly known as Quante-Netzwerke GmbH) since 2008 to distribute our CM-4000 packet transport gears. 3M Services is part of the 3M Group which has representatives in more than 70 countries and provides full-service solutions in the telecommunications sector. This strategic alliance has led to the selection of our CM4000 product by four new customers, as described below.

In August 2010, our PTN solution was selected by EnviaTEL GmbH, a leading German telecommunications service provider and operator for business customers. We began to recognize revenue from this customer in 2010.

In January 2011, we announced that VSE NET GmbH, a German regional telecommunications service provider, had selected our PTN solution to upgrade its transport networking infrastructure with packet technologies, together with support from 3M Services. In February 2011, we announced that Cegecom S.A., a Luxembourg regional telecommunications service provider, had chosen our PTN solution to develop its transport and packet network solutions, together with support from 3M Services. We began to recognize revenues from both of these customers in the fourth quarter of 2010.

In April 2011, we announced that K-net Telekommunikation Gmbh, a leading German telecommunication service provider, has deployed our MPLS based CM-4000 PTN switches, network management system, and 3M Services' support, to upgrade its transport networking infrastructure for the delivery of enterprise VPN and carrier-of-carrier applications.

In March 2011, we announced that three new service providers had selected our PTN solution for migration from their legacy SONET/SDH networks to packet based networks. Two providers are based in the Caribbean and Latin America region and the third in Eastern Europe. Initial purchase orders were placed by all three service providers for immediate deployments.

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

As a result of our continuing losses and the uncertain economic climate around the world, we significantly decreased our employee head count at the end of 2008, primarily in the research and development area, which reduced our operating expenses in 2009. In the second half of 2009, we increased our headcount in order to meet market demands. As a result, our operating expenses were higher in 2010 than in 2009. We intend to continue to evaluate new technologies and related product opportunities and engage in extensive research and development activities related to new technologies. We expect to continue to make significant expenditures for research and development and for sales and marketing efforts.  As a result, we expect that our operating expenses in 2011 will be at least at the level of 2010.

We have reported losses in each of 2007, 2008, 2009 and 2010 and expect to report a loss for 2011. We will need to increase our revenues significantly in order to become profitable.

A number of trends in the communications industry are driving growth in demand for network capacity and are expected to increase demand for carrier Ethernet transport systems. These trends include:

m
Growth of Internet usage and Internet protocol traffic. Internet protocol network traffic continues to grow significantly as bandwidth used per Internet user and the total number of Internet users increase;

m
Increasing broadband penetration and higher speed access technologies. Communications service providers are offering broadband internet access to an increasing number of business and enterprise subscribers to support voice, video and high speed data offerings. In addition, wireless technologies such as 3G, WiMax and LTE are allowing high bandwidth to mobile devices; and

m
Attractiveness of bandwidth-intensive applications. New applications (e.g., video-on-demand, music downloads, tele-presence, over the top, and file sharing.), and network delivery of larger file formats (e.g., HD video) necessitate an increase in network capacity to accommodate high-quality delivery of these bandwidth-intensive services.

Our metro products address high-bandwidth packet services. We expect that the mix of voice, video, and data and business services over wireline and wireless networks will grow and drive the demand for our metro products. However, the growth of these services will be subject to the ability of telecommunication carriers to offer services at a price that is attractive to subscribers while generating profits to carriers sufficient to justify a significant investment in new equipment. Our future success will be directly affected by the ability of our customers to add subscribers for these new data services.

The current economic and credit environment is having a negative impact on business around the world. Our business is particularly subject to conditions in the telecommunications industry which impact our major customers and potential customers. Such conditions may be depressed or may be subject to deterioration which could lead to a reduction in consumer and customer spending overall, which could have an adverse impact on sales of our products.  A disruption in the ability of our significant customers to access liquidity could cause serious disruptions or an overall deterioration of their businesses which could lead to a significant reduction in their orders for our products and the inability or failure on their part to meet their payment obligations to us, any of which could have a material adverse effect on our results of operations and liquidity. In addition, any disruption in the ability of customers to access liquidity could lead customers to request longer payment terms from us or long-term financing of their purchases from us. Granting extended payment terms or a significant adverse change in a customer’s financial and/or credit position could reduce our cash balances, require us to assume greater credit risk relating to that customer’s receivables, cause us to defer recognition of revenues or limit our ability to collect receivables related to purchases by that customer.  As a result, our reserves for doubtful accounts and write-offs of accounts receivable could increase.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. These accounting principles require management to make certain estimates, judgments and assumptions based upon the information available at the time they are made, historical experience and various other factors believed to be reasonable under the circumstances. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Management evaluates its estimates and judgments on an on-going basis.

Critical accounting estimates are those that are most important to the portrayal of our financial condition and our results of operations, and require management’s most difficult, subjective and complex judgments, as a result of the need to make estimates about the effect of matters that are inherently uncertain.  Our most critical accounting estimates, discussed below, pertain to revenue recognition, provision for servicing products under warranty, inventories, fair value of financial instruments, stock-based compensation and other-than-temporary impairments of marketable securities. In determining these estimates, management must use amounts that are based upon its informed judgments and best estimates.  We evaluate our estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances.  The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions and conditions.

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

According to applicable accounting guidance, software revenue recognition criteria also apply to non-software deliverables, such as computer hardware, if the software is essential to the functionality of the non-software deliverables. We apply such accounting guidance in our financial statements. Accordingly, revenues from sales of products in which software is essential to the functionality are recognized when title passes to the customer, provided that an appropriate form of arrangement exists, the fee is fixed or determinable, collectability is reasonably assured and, in multiple element revenue arrangements, vendor-specific objective evidence, or VSOE, of fair value for revenue elements exists based on the price charged when an element is sold separately or, if an element is not sold separately, on the price established by authorized management, if it is probable that the price, once established, will not change before market introduction.

In 2008, we established VSOE of the revenue of post-contract hardware and software support services, or PCS, based on several instances in which the PCS was sold separately. Therefore, commencing in 2008, revenues from the sale of products are recognized upon delivery (when the criteria mentioned above are met), and the revenue of PCS is deferred and recognized over the term of the PCS.

One of our sales agreements granted a right to purchase, at a discount, upgrades to the systems sold during a limited period. In 2008, for revenue recognition purposes, the discount was allocated between current sales and future sales. The applicable portion of the discount ascribed to the current sales was deferred and was recognized in 2009 when we were able to determine that the customer would not exercise the right it received, or when the right expired.

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

In late 2009, we shipped products to our new customers in India and Scandinavia with an aggregate purchase price of $4.3 million. As of December 31, 2009, we had not fulfilled all the required commitments to these customers. As a result, we did not recognize revenues from these customers in 2009. In 2010, all of the commitments were fulfilled and we recognized the majority of the amount shipped as revenues.

We do not, in the normal course of business, provide a right of return to our customers.
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

Provision for servicing products under warranty

Sales of substantially all of our metro products to customers are subject to varying warranty periods that do not exceed two years with respect to sales outside the United States. Sales in the United States are subject to warranty periods of up to five years. The annual provision for warranty is calculated as a percentage of our revenues, based on historical experience, or where historical experience is not available, based on management estimates for expenses which may be required, to cover the amounts necessary to settle product-related matters existing as of the balance sheet date and which may arise during the warranty period.

The amount of our estimated warranty liability may change if the costs incurred due to product failures increase in the future and exceed our estimates. In the event of any future problems with our products, we may need to increase the amount of our reserves.

Inventories

We periodically evaluate the quantities of inventories on hand relative to current and historical selling prices and historical and projected sales volume and technological obsolescence. Based on these evaluations, inventory write-offs and write-down provisions are provided to cover risks arising from slow moving items, technological obsolescence, excess inventories, discontinued products and for market prices lower than cost.

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

We measured the fair value of the conversion feature on the issuance date using the following key parameters: standard deviation, time to expiration, the risk free rate of return and the value of the underlying asset.  A change in one of the parameters is likely to alter the valuation of the conversion feature.  The conversion feature is evaluated at each reporting period, and the difference in fair value is recorded as financial income or expense.

Stock-based compensation expense

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

Other-than-temporary impairments of marketable securities

An other-than-temporary impairment in the value of marketable debt securities is triggered when there is intent to sell the security, it is more likely than not that the security will be required to be sold before recovery of its amortized cost basis, or the entity does not expect to recover the entire amortized cost basis of the security. If the market value of the debt security is below amortized cost and we either intend to sell the security or it is more likely than not that we will be required to sell the security before recovery of its amortized cost basis, we record an other-than-temporary impairment charge to financial expenses for the entire amount of the impairment.

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

Recently Issued Accounting Guidance

1)	Multiple Deliverable Revenue Arrangements

In October 2009, the FASB issued Accounting Standard Update No. 2009-13, Revenue Recognition (Topic 605) – Multiple-Deliverable Revenue Arrangements ("ASU 2009-13"). ASU 2009-13 provides guidance on whether multiple deliverables in a revenue arrangement exists, how the arrangement should be separated, and the consideration allocated. Pursuant to ASU 2009-13, when vendor specific objective evidence ("VSOE") or third party evidence ("TPE") for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration, generally, using the relative selling price method. In addition, the residual method of allocating arrangement consideration is no longer permitted. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified starting January 1, 2011.

We enter into various types of multiple-element arrangements and, in many cases, use the residual method to allocate arrangement consideration. The elimination of the residual method and the requirement for the use of the relative selling price method will result in our allocating any discount over all of the deliverables rather than recognizing the entire discount up front with the delivered items. This change is not expected to have a material impact on our financial statements based on the preliminary analysis performed to date.

2)	Software revenue arrangements

In October 2009, the FASB issued an update to Topic 985-605. ASU  2009-14, amends the scope of the software revenue guidance in Topic 985-605 to exclude, inter alia, non-software components of tangible products and software components of tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product’s essential functionality. ASU 2009-14 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted if a company elects to adopt ASU 2009-13 concurrently.

The adoption of ASU 2009-13 and ASU 2009-14 will allow us to meet separation criteria required for multiple element arrangements where we could not previously establish a fair value for one or more of the relevant deliverables. Previously, when we could not establish fair value for certain technical support agreements, all revenue was deferred. These revenues were then recognized over the appropriate period, generally coinciding with an explicit or implied support period, or in some cases deferred until all elements of the arrangement had been delivered. Under ASU 2009-13, overall consideration is allocated among the separate units of accounting based on their relative fair value. This will result in the ability to recognize each unit of accounting upon delivery. Revenue for hardware, which includes software that is considered more than incidental, will be recognized upon delivery whereas technical support services will be recognized over the applicable service period.

Results of Operations

The following table sets forth certain items from our audited consolidated statement of operations as a percentage of total revenues for the periods indicated:

	For the Years Ended December 31,
	2008	2009	2010
Revenues	100%	100%	100%
Cost of revenues	55.7	64.8	63.8
Gross profit	44.3	35.2	36.2
Research and development expenses, net	132.4	106.9	96.4
Selling, general and administrative expenses	111.1	123.2	112.8
Operating loss	(199.2)	(194.9)	(173.0)
Financial expenses, net	(1.0)	(2.8)	(3.1)
Gain from early extinguishment of notes		23.4	-
Expenses from valuation of conversion feature embedded in convertible notes	13.1	(6.9)	(8.4)
Other income		-	11.1
Net loss	(187.1)%	(181.2)%	(173.4)%

Revenues. Substantially all of our revenues of $17.3 million in 2008 and the substantial majority of our revenues of $12.7 million in 2009 were generated from sales of our CM-100 product line. The substantial majority of our revenues in 2008 were generated from sales to KDDI and Media Broadcast and in 2009 from sales to KDDI, SK Broadband and Media Broadcast. Our revenues decreased in 2009 as a result of a decrease in the orders from KDDI and Media Broadcast despite the addition of revenues generated in 2009 from SK Broadband. The majority of our revenues of $14.6 million in 2010 were generated from sales to BSNL and KDDI. Additional sales were made to a number of smaller customers. The majority of our revenues in 2010 were generated from our CM-4000 product line. Our revenues increased in 2010 mainly as a result of the sales to BSNL, a new customer in 2010, partially offset by a decrease in revenues from KDDI, Media Broadcast, SK Broadband and a U.S. customer.

Gross Profit. Cost of revenues consists primarily of salaries, raw materials, subcontracting costs, costs for integration, assembly and testing of finished products, expenses related directly to operational activities, costs related to post-contract hardware and software support services, PCS, and maintenance services and the payment of royalties to the Office of the Chief Scientist, or OCS. Gross profit was $5.3 million, or 36.2% of revenues in 2010, compared to $4.5 million, or 35.2% of revenues, in 2009 and $7.7 million, or 44.3% of revenues, in 2008. The decrease in our gross profit percentage in 2009 was primarily attributable to a decrease in our warranty provisions in 2008 because a large amount of our older sales was no longer subject to a warranty period or was entitled to a lower warranty coverage. It was also attributable to relatively higher costs of materials and assembly and to an inventory write-off. The slight increase in our gross profit percentage in 2010 was primarily attributable to the increase in revenues, which caused our fixed costs to be allocated over a greater amount of revenues.

Operating Expenses

	For the years ended December 31 ($ in millions)			% Change
	2008	2009	2010	2009 vs. 2008	2010 vs. 2009
Research and development, net	22.9	13.6	14.1	(40.5)%	3.6%
Selling, general and administrative	19.1	15.7	16.5	(18.2)%	5.2%
Total operating expenses	42.0	29.3	30.6	(27.8)%	4.5%

Research and Development Expenses, net. Research and development expenditures consist primarily of materials, depreciation and salaries and related costs for engineering and technical personnel and subcontracting costs associated with developing new products and features. Our costs for research and development are expensed as incurred. Government grants for research and development are offset against our gross research and development expenditures. Research grants were $2.1 million in 2008, $1.7 million in 2009 and $2.6 million in 2010. Our net research and development expenses were lower in 2009 compared to 2008 mainly due to the decrease in salaries and related expenses which resulted from the decrease in the number of our personnel effected in late 2008. We also consumed less materials and retained fewer sub-contractors for research in 2009. Research grants in 2009 were lower than in 2008 because certain items in the plan approved by the OCS were not performed by us or were performed with changes in comparison to the approved plan. Accordingly, for these items grant income was not assured and was not recognized by us. Our net research and development expenses were slightly higher in 2010 compared to 2009 mainly due to an increase in salaries and related expenses which resulted from an increase in the number of our personnel and from a decrease in the value of the U.S. Dollar in comparison to the New Israeli Shekel. We also consumed more materials and retained more sub-contractors for research in 2010. This cost increase was partly offset by higher research and development grants. Research grants in 2010 were higher than in 2009 mainly because we were involved in a larger number of grant programs. We anticipate that we will incur a similar level of research and development expenditures in 2011 compared to 2010.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of costs relating to promotion, trade shows, compensation costs for marketing and sales personnel, and other general corporate expenses. Selling, general and administrative expenses were lower in 2009 than in 2008 mainly due to a decrease of approximately $2.4 million in salaries and related expenses that resulted from the decrease in headcount we put into effect in late 2008. Selling, general and administrative expenses were higher in 2010 than in 2009 mainly due to an increase of approximately $1.3 million in salaries, related expenses and fees to sales employees and consultants that resulted from our extensive sales efforts in additional territories. We expect that marketing and sales expenses will be higher in 2011 compared to 2010, as we continue our marketing activities and sales efforts in an attempt to expand the distribution of our metro products.

Financial Expenses, net; Gain from Early Extinguishment of Notes; and Expenses from Valuation of Conversion Feature. Our financial income from interest on short term and long-term investments and on bank deposits, was more than offset by our financial expense, which includes interest payments with respect to our Series A convertible subordinated notes and amortization of the issuance costs of our notes, as well as impairment of marketable securities. We also incurred expense from valuation of the conversion feature embedded in our Series A notes in 2008, 2009 and 2010, and in 2009, realized a gain from the early extinguishment of a portion of these notes.

The aggregate effect of these financial items resulted in income of $2.1 million in 2008, $1.7 million in 2009 and an expense of $1.7 million in 2010. The fluctuations in this income were primarily driven by the amount of financial income derived from our investment in marketable securities, the valuation of the conversion terms embedded in our convertible subordinated notes and, in 2009, the gain from early extinguishment of notes. We had financial income of $2.3 million in 2008, and financial expenses of $883,000 in 2009 and $28,000 in 2010 resulting from the valuation of the conversion terms embedded in our Series A notes. In 2009, we also had financial income of approximately $3.0 million from a gain in connection with the early extinguishment of a portion of our Series A notes which more than offset the other financial expense items in that year.

Other Income.  We had other income of $1.6 million in the year months ended December 31, 2010 as a result of the sale of our minority interest shares investment in another company.

Impact of Inflation, Devaluation and Fluctuation of Currencies on Results of Operations, Liabilities and Assets

As of December 31, 2010, the majority of our assets in non-dollar currencies were in NIS and Yen. A devaluation of the Yen, NIS or Euro in relation to the U.S. dollar would have the effect of decreasing the dollar value of our assets in Yen, NIS or Euro, to the extent the underlying value is Yen, NIS or Euro based.  A devaluation of the Yen, NIS or Euro would also have the effect of reducing the U.S. dollar amount of any of our liabilities that are payable in these currencies (unless such payables are linked to the U.S. dollar). Furthermore, a devaluation of the NIS would also have an effect on the U.S. dollar conversion price of our convertible subordinated notes. A devaluation of the NIS in relation to the U.S. dollar would have the effect of decreasing the dollar value of the conversion price of the notes.

In 2008 and 2009, the majority of our sales, although appearing in U.S. dollars in our financial statements, were denominated in Yen and Euros. In 2010 a substantial portion of our sales were denominated in Yen and Euros. A substantial part of our expenses, principally payroll and payments to Israeli vendors, is in NIS, while a significant portion of the cost of goods sold is in U.S. dollars.  Our results of operations are adversely affected by increases in the rate of inflation in Israel when such increases are not offset by a corresponding devaluation of the NIS against the U.S. dollar.  The results are also affected by the currency exchange rate between the U.S. dollar and the Yen and Euro. In 2008 the value of the U.S. dollar declined against the Yen resulting in higher revenues and gross margins. In 2009, the value of the U.S. dollar insignificantly increased against the Yen. In 2010 the value of the U.S. dollar declined against the Yen. In 2008, 2009 and 2010, the value of the U.S. dollar also declined against the NIS, which caused our NIS denominated expenses to increase.

We are not presently engaged in hedging transactions.  We may, however, enter into foreign currency derivatives, mainly forward exchange contracts, in order to protect our cash flows in respect of existing assets.

The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS, the rate of inflation in Israel adjusted for the devaluation and, for 2006 through 2010, the devaluation rate of the Yen against the U.S. dollar (all in %):

Years Ended December 31,	Israeli Inflation Rate	NIS Devaluation Rate	Israel Inflation Adjusted for Devaluation	Yen Devaluation Rate
2006	(0.1)	(8.2)	8.1	1.2
2007	3.4	(9.0)	12.4	(5.8)
2008	3.8	(1.1)	4.9	(19.1)
2009	3.9	(0.7)	4.6	2.1
2010	2.7	(6.0)	8.7	(13.1)

B.	LIQUIDITY AND CAPITAL RESOURCES

We have historically financed our operations primarily through sales of equity, issuance of convertible notes, receipt of research and development grants, sale or maturity of marketable securities and loans from banks.

We had working capital (total current assets net of total current liabilities) of $41.7 million as of December 31, 2008, $22.9 million as of December 31, 2009 and $19.6 million as of December 31, 2010. The decrease in our working capital in 2009 occurred mainly as a result of a decrease in our cash, cash equivalents and short-term marketable securities balances resulting from the use of these funds in our operations and a decrease in other current assets, partly offset by an increase in bank deposits and decreases in accrued expenses and other payables resulting primarily from a decrease in employee payables and in deferred income. The decrease in our working capital in 2010 occurred mainly as a result of a decrease in marketable securities which were used for operations partly offset by an increase in trade receivables which were higher at the end of 2010 in comparison to the end of 2009 because of higher sales near the end of 2010.

We had cash, cash equivalents, long and short term marketable securities, other securities and bank deposits of $35.5 million as of December 31, 2010, compared to $47.3 million as of December 31, 2009 and to $66.8 million as of December 31, 2008. The decrease in our cash, cash equivalents, long- and short-term marketable securities and bank deposits in 2009 resulted primarily from the use of the funds for operating activities. The decrease in our cash, cash equivalents, long- and short-term marketable securities and bank deposits in 2010 resulted primarily from the use of the funds for operating activities, offset, in part, by $17.0 million raised by us in securities offerings during 2010, as described below. At December 31, 2010, we reclassified the portion of our marketable securities classified at that time as held to maturity to available for sale based on management's evaluation that it might not be able to hold these securities to maturity but rather will need to use a portion of the funds prior to maturity date. As of December 31, 2010, our entire marketable securities portfolio was classified as available for sale. We expect that the balance of our cash, cash equivalents and marketable securities resulting from operations, will continue to decline in 2011.

The majority of our cash, cash equivalents and marketable securities were invested in securities denominated in U.S. dollars and NIS. In March 2007, we issued convertible notes in the aggregate principal amount of approximately $25.8 million, and in the first quarter of 2009 we redeemed a portion of these notes for an aggregate amount of $3.0 million.

Financings

 During 2010, we raised approximately $17.0 million of net proceeds from the sale to investors of ordinary shares and warrants.

On April 1, 2010, we completed the sale of 2,635,000 units at a price of $3.78 per unit in a registered direct offering.  Each unit consisted of one ordinary share, a primary warrant to purchase 0.25 of one ordinary share at an exercise price of $5.66 per share and a warrant to purchase 0.25 of one ordinary share at an exercise price of $11.32 per share contingent on our election to force conversion of the primary warrant under certain conditions.  We also sold an aggregate of 175,000 units to Izhak Tamir and Eric Paneth, two of our affiliates, which, under Israeli law, was subject to shareholder approval that was received at a shareholders’ meeting held in May 2010. Including those sales, we sold 2,810,000 ordinary shares and primary warrants to purchase up to 702,500 ordinary shares, plus the related contingent warrants to purchase up to 702,500 ordinary shares.  The gross proceeds of the offering were approximately $10.6 million and the net proceeds of the offering were approximately $9.7 million.

On December 3, 2010, we completed the sale of 2,805,452 units at a price of $2.75 per unit in a public offering.  Each unit consisted of one ordinary share and a warrant to purchase 0.60 of one ordinary share at an exercise price of $3.50 per share. Catalyst Private Equity Partners (Israel) II LP, or Catalyst, a private equity fund, purchased 669,090 units in the offering.  Mr. Yair Shamir, one of our outside directors at that time, serves as the Chairman of the management company of this fund. We also sold an aggregate of 240,000 units to Izhak Tamir and Eric Paneth. As required by Israeli law, the sales to Messrs. Tamir and Paneth were approved at our extraordinary general meeting of shareholders held in March 2011. Including those sales, we sold 3,045,452 ordinary shares and warrants to purchase up to 1,827,271 ordinary shares. The gross proceeds of the offering were approximately $8.4 million and the net proceeds of the offering were approximately $7.8 million. $660,000 of the proceeds were received in March 2011, upon the receipt of the abovementioned shareholder approval.  The units purchased by Messrs. Tamir and Paneth and Catalyst were purchased pursuant to subscription agreements entered into by each of them on terms and conditions that were substantially the same as those provided in the underwriting agreement entered into in connection with the public offering, except that no underwriting commission was payable by us with respect to the sale of these units. The participation in the offering by Messrs. Tamir and Paneth and Catalyst was approved by our audit committee and board of directors.

In June 2011, we issued Series B convertible notes due December 31, 2017 in a public offering in Israel in the aggregate principal amount NIS 30,779,000 million (approximately $9.0 million based on the U.S. Dollar/NIS exchange rate at that time) at a price of NIS 940 per unit (each unit comprised of NIS 1,000 principal amount of Series B Notes). The Series B notes bear interest at the rate of 8% per year, are not linked to the Israeli CPI and are convertible into our ordinary shares at the election of the holder thereof at the price of NIS 10.00 per share (approximately $2.95 based on the U.S. Dollar/NIS exchange rate at June 12, 2011). The gross proceeds of the offering were approximately $8.5 million and the net proceeds of the offering were approximately $8.0 million. The issuance included the sale to Mr. Tamir of NIS 6,731,000 principal amount of the Series B notes (approximately $1.99 million based on the exchange rate at that time) and to Mr. Paneth of NIS 546,000 principal amount of our Series B notes (approximately $160,000 based on the exchange rate at that time). In addition, Catalyst Private Equity Partners (Israeli) II, LP and affiliated funds, purchased an aggregate of NIS 3,724,000 of our Series B notes (approximately $1.1 million based on the exchange rate at that time). The purchases by Messrs. Tamir and Paneth and by the Catalyst funds were made on the same terms as all other individual investors and institutional investors, respectively, in our public offering in Israel. Mr. Yair Shamir, an outside director of Orckit at that time, serves as the Chairman of the management company of the Catalyst funds.  Because of potential conflicts of interest that may arise as a result of Mr. Shamir’s role at Catalyst and the investments by the Catalyst funds in us and his role as an outside director of Orckit, Mr. Shamir resigned from Orckit's board of directors in June 2011.

Cash Used in Operating Activities

In 2010, we used $31.2 million of cash in operating activities primarily as a result of our net loss of $25.4 million, an increase of $6.2 million in our trade receivables, an increase in $2.1 million in other current assets and from interest, premium amortization and currency differences on marketable securities of $1.5 million, offset, in part, by non-cash charges of $1.6 million for stock based compensation, and from $2.9 million in adjustments in the value of our Series A convertible notes. Trade receivables and other current assets increased primarily due to an increase in open customer accounts at the end of 2010 resulting from the increase in sales during the fourth quarter of 2010. Adjustments to the value of our convertible notes caused our obligation to increase primarily because of the change in NIS-U.S. dollar exchange rate and the increase in the Israeli consumer price index.

In 2009, we used $20.0 million of cash in operating activities primarily as a result of our net loss of $23.1 million, a non-cash gain of $3.0 million from early repurchase of our convertible subordinated notes, a decrease of $1.4 million in deferred income, an increase of $931,000 in inventories and unrealized interest, premium amortization and currency differences on marketable securities of $849,000, offset in part by non-cash charges of $1.7 million for stock based compensation, a decrease of $5.5 million in trade receivables and other current assets and an adjustment of $1.3 million in the value of our Series A convertible notes. Deferred income decreased primarily because revenues related to deliveries to a customer made through the end of 2008 were not recognized at that time because the customer did not have a signed agreement. These revenues were recognized in 2009 which decreased the deferred income balance. In addition, in 2008, we granted a right to purchase, at a discount, upgrades to the systems sold during a limited period. The applicable portion of the discount related to these sales was deferred and recognized in 2009, when the right expired. Our inventory increased primarily due to an increase in finished products that were delivered in late 2009 but remained in inventory because the related revenues were not yet recognized. Our trade receivables and other current assets decreased mainly due to customer accounts that were open at the end of 2008 and were paid during 2009, and due to advances to a supplier at the end of 2008 that were used during 2009.

In 2008, we used $33.4 million of cash in operating activities primarily as a result of our net loss of $32.3 million, an increase of $5.5 million in our trade receivables and other current assets and unrealized interest, premium amortization and currency differences on marketable securities of $2.1 million, offset in part by non-cash charges of $3.5 million for stock based compensation, an increase of $1.7 million in deferred income and adjustments of $2.5 million in the value of our Series A convertible notes. Our trade receivables and other current assets increased primarily as a result of open debt of customers in the amount of $3.8 million that was not due at the end of 2008, compared to $49,000 of such open debt at the end of 2007 and from outstanding advances in the amount of $2.2 million at the end of 2008 to suppliers related to production of our products. We did not have any advances outstanding at the end of 2007.

Cash Provided by Investing Activities

Investing activities provided $13.7 million of cash in 2010, $15.9 million in 2009 and $21.7 million in 2008. Our principal investing activities included proceeds from marketable securities and bank deposits of $21.4 million in 2010, $30.2 million in 2009, and $36.4 million in 2008 offset in part by purchases of marketable securities of $9.7 million in 2010, $11.4 million in 2009 and $13.8 million in 2008. In 2010, we also received $2.8 million of proceeds from the sale of an equity investment.

Our principal investing activity relating to our operations has been the purchase of equipment, software and other fixed assets used in our business. These purchases totaled $984,000 in 2008, $465,000 in 2009 and $557,000 in 2010. Our capital expenditures in 2008, 2009 and 2010 were primarily for the procurement of telecommunication equipment and related software tools.

Cash Provided by Financing Activities

In 2010, we generated $17.0 million of net proceeds from two offerings of our ordinary shares and warrants. In 2009, $3.0 million of cash was used by us to repurchase Series A convertible subordinated notes. In 2008, $160,000 of cash was provided as a result of the exercise of stock options.

Series A Convertible Notes

In March 2007, we issued NIS-denominated Series A convertible notes in the aggregate principal amount of approximately $25.8 million (based on the U.S. Dollar/NIS exchange rate at that time), which bear interest at the rate of 6% per year and are linked to the Israeli CPI.  The Series A notes are due in March 2017, but are subject to the right of each holder to request early repayment in March 2012.  In the first quarter of 2009, we paid $3.0 million to repurchase approximately 25% of the then principal amount of the outstanding Series A notes. As of December 31, 2010, the net indexed principal amount outstanding under the Series A notes was approximately $26.2 million (based on the U.S. Dollar/NIS exchange rate at December 31, 2010).

The Series A notes are convertible at the election of each holder into our ordinary shares at the conversion price of NIS 63.00 per share (approximately $18.08, based on the U.S. Dollar/NIS exchange rate at May 15, 2011), subject to adjustment in the event that we effect a share split or reverse share split, a distribution of bonus shares or cash dividend, or a rights offering.

Standby Equity Purchase Agreement

In August 2010, we entered into a Standby Equity Purchase Agreement, or SEPA, with YA Global Master SPV Ltd., a fund managed by U.S. based Yorkville Advisors. The agreement provides that, upon the terms and conditions set forth in the agreement, YA Global is committed, upon our request, to purchase up to $10 million of our ordinary shares in tranches over a commitment period of up to three years. Investments will be made such that YA Global and its affiliates will not hold more than 4.99% of our ordinary shares at any point in time during the period of the agreement and that shares are not purchased in an amount exceeding $500,000 per week. Shares would be issued pursuant the agreement under our existing effective shelf registration statement.

For each ordinary share purchased under the SEPA, YA Global will pay 95.5% of the lowest daily volume weighted average price, or VWAP, of the ordinary shares on NASDAQ during the five NASDAQ trading days following our advance notice. The amount of each advance requested may be up to $500,000, unless otherwise mutually agreed to by us and YA Global. For each advance notice, we may indicate a minimum acceptable price, which may not be higher than 95% of the last closing price of our ordinary shares on NASDAQ at the time of delivery of the advance notice. If during the five NASDAQ trading day pricing period following any advance notice the VWAP for the ordinary shares is below the indicated minimum acceptable price, the amount of the advance will generally be reduced by 20% for each day the VWAP is below the minimum acceptable price and that trading day will be excluded from the pricing period for purposes of determining the purchase price. This facility was not used in 2010.

Working Capital

We believe that we have sufficient working capital to meet our anticipated operating and capital expenditure requirements for 2011. If we do not have available sufficient cash to finance our operations, we may be required to obtain equity or debt financing. We cannot be certain that we will be able to obtain sufficient additional financing on acceptable terms or at all.

Government and Other Grants

The Government of Israel encourages research and development projects through the Office of Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the OCS, pursuant to the Law for the Encouragement of Industrial Research and Development, 1984, as amended, commonly referred to as the “R&D Law.” We also participate in similar government plans outside Israel, although the majority of our research and development funding is obtained from the government of Israel.

Under the R&D Law, a research and development plan that meets specified criteria is eligible for a grant of up to 50% of certain approved research and development expenditures. Each plan must be approved by the OCS.

In prior years, we relied on grants from the OCS to finance a portion of our product development expenditures. During the three years ended December 31, 2010, we recognized research and development grants in an aggregate amount of approximately $2.6 million.  As of December 31, 2010, our total contingent liabilities to the OCS were approximately $14.2 million.

Under the terms of the grants we received from the OCS, we are obligated to pay royalties of 3% during the first three years following commencement of royalty payments, and up to 5% thereafter. Pursuant to a possible amendment to the R&D Law, our royalty rate may be 3% - 6% per annum. Royalties are payable up to 100% of the amount of such grants, or up to 300% as detailed below, linked to the U.S. Dollar, plus annual interest at LIBOR. The payment of royalties is on all revenues derived from the sale of the products developed pursuant to the funded plans, including revenues from licensed ancillary services.

The R&D Law generally requires that a product developed under a program be manufactured in Israel. However, upon notification to the OCS (and provided that the OCS did not object within 30 days), up to 10% of a company’s approved Israeli manufacturing volume, measured on an aggregate basis, may be transferred out of Israel. In addition, upon the approval of the Chief Scientist, a greater portion of the manufacturing volume may be performed outside of Israel, provided that the grant recipient pays royalties at an increased rate, which may be substantial, and the aggregate repayment amount is increased up to 300% of the grant, depending on the portion of the total manufacturing volume that is performed outside of Israel. The R&D Law further permits the OCS, among other things, to approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing into Israel as a substitute, in lieu of the increased royalties. We have obtained an approval from the OCS for manufacturing outside Israel. We intend to keep sufficient manufacturing activities in Israel so that, under certain assumptions, we will be subject to a repayment percentage of up to 150% of the grants we received and an increased royalty percentage payment.

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

The R&D Law also provides that know-how developed under an approved research and development program may not be transferred to third parties in Israel without the approval of the research committee.  Such approval is not required for the sale or export of any products resulting from such research or development. The R&D Law further provides that the know-how developed under an approved research and development program may not be transferred to any third parties outside Israel, except in certain special circumstances and subject to the OCS’ prior approval. The OCS may approve the transfer of OCS-funded know-how outside Israel, generally in the following cases: (a) the grant recipient pays to the OCS a portion of the sale price paid in consideration for such OCS-funded know-how or the price paid in consideration for the sale of the grant recipient itself, as the case may be (according to certain formulas), or (b) the grant recipient receives know-how from a third party in exchange for its OCS-funded know-how, or (c) such transfer of OCS-funded know-how arises in connection with certain types of cooperation in research and development activities.

The R&D Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient.  The law requires the grant recipient and its controlling shareholders and foreign interested parties to notify the OCS of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party in the recipient, and requires the new interested party to undertake to the OCS to comply with the R&D Law.  In addition, the rules of the OCS may require additional information or representations in respect of certain such events. For this purpose, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company.  A person is presumed to have control if such person holds 50% or more of the means of control of a company.  “Means of control” refers to voting rights or the right to appoint directors or the chief executive officer.  An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors.  Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the OCS that it has become an interested party and to sign an undertaking to comply with the R&D Law.

Based on a request from the OCS, we reported and made certain payments related to our manufacturing activities outside of Israel. In addition, the OCS has claimed that we are required to repay grants related to a research and development project that was cancelled. We are disputing some of the claims made by the OCS and are attempting to negotiate a settlement of the claim. While we have made a provision in our financial statements to cover the estimated outcome of this claim, the amount we ultimately pay may exceed our estimate. The OCS may also dispute our reports related to our manufacturing activities outside of Israel. If we are required to pay the OCS more than what we provided for in our financial statements, it could adversely affect our results of operations.

Effective Corporate Tax Rates in Israel

Generally, Israeli companies are subject to corporate tax on their taxable income at the rate of 27% for 2008, 26% for the 2009 tax year, 25% for the 2010 and 24% for the 2011 tax year.  Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961 (the “Tax Ordinance”), which came into effect on January 1, 2009, the corporate tax rate was scheduled to decrease as follows: 23% for the 2012 tax year, 22% for the 2013 tax year, 21% for the 2014 tax year, 20% for the 2015 tax year and 18% for the 2016 tax year and thereafter. However, the finance committee of the Israeli parliament has recently approved a proposal, which if enacted into law by the Israeli parliament, would delay the decrease in the corporate tax rate so that the corporate tax rate will continue to be 24% for the 2012 tax year, and the decrease in the tax rate will recommence in the 2013 tax year (for which the rate will be 23%) and until the 2017 tax year (for which the rate will be 18%). Israeli companies are generally subject to capital gains tax at the corporate tax rate.  However, the effective tax rate payable by a company that derives income from an Approved Enterprise program may be considerably less.   For more information, please see “Item 10.E Taxation—Israeli Tax Considerations—Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959.”

Under Israeli tax law, at December 31, 2010, we had accumulated losses for tax purposes amounting to approximately $240 million.  These losses are available indefinitely to offset future taxable business income. As of December 31, 2010, our carry forward of capital losses for tax purposes were approximately $ 65 million.  Orckit and each of our subsidiaries are assessed on a stand-alone basis. Therefore, accumulated tax losses in each of the entities can offset future taxable business income only in the entity in which the losses were generated.

Dividend Policy

We have never declared or paid cash dividends on our capital stock.  For the foreseeable future, we intend to use any future earnings for the operation and expansion of our business. Accordingly, we do not anticipate paying any cash dividends. Payment of future dividends, if any, will be at the discretion of our audit committee and our board of directors and will depend on various factors, such as our statutory retained earnings, financial condition, operating results and current and anticipated cash needs.

If we declare cash dividends, we will pay those dividends in NIS.  Current Israeli law permits holders of our ordinary shares who are non-residents of Israel and who acquired their shares with a non-Israeli currency to repatriate all distributions on these shares in that non-Israeli currency.

Inventory

Inventory in 2008, 2009 and 2010 consisted primarily of finished products and raw materials. Our inventory was $3.2 million as of December 31. 2010, $2.7 million as of December 31, 2009 and $1.8 million as of December 31, 2008. Our inventory level was higher in 2010 than in 2009 due to a higher amount of finished products at the end of 2010 in comparison to the end of 2009. Our inventory level in 2009 was higher than in 2008 due to an increase in finished products that were delivered in late 2009 but remained in inventory because the related revenues were not yet recognized. We wrote off inventory in the amount of approximately $365,000 in 2009 and $508,000 in 2010, primarily due to obsolete CM-100 product items. In 2008, we were able to sell approximately $750,000 of previously written-off inventory.

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

Our research and development staff consisted of 114 employees as of December 31, 2008, 112 employees as of December 31, 2009 and 122 employees as of December 31, 2010, most of whom are located in Israel and hold engineering or other advanced technical degrees. Our gross research and development expenses were approximately $24.9 million in 2008, $15.3 million in 2009 and $16.7 million in 2010. These expenses were offset by grants from the OCS of the Ministry of Industry, Trade and Labor of the Government of Israel of approximately $2.1 million in 2008, $1.7 million in 2009 and $2.6 million in 2010. A decrease in the number of our research and development personnel was made in late 2008 and did not have a material effect on our research and development expenses in 2008. As a result of that reduction, research and developments expenses in 2009 were significantly less than in 2008. We began to slowly increase our research and development personnel in the second half of 2009. Accordingly, our research and development expenses in 2010 were slightly higher than in 2009. We expect that research and development expenses in 2011 will be at a similar level as in 2010. If our applications for OCS grants are not approved or partially approved, or if we elect not to receive these grants, our net research and development expenses could increase.

In 2008, the majority of our research and development work was focused on the CM-4000 product line. Our research and development expenditures in 2008 consisted primarily of salaries and related costs, materials and subcontracting costs associated with developing new products and product features. These efforts continued in 2009 and 2010 and comprised the substantial majority of our research and development plan for the year.

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

The following table of our material contractual obligations as of December 31, 2010 summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated.

	Payment due by period ($ in thousands)
Contractual Obligations	Total	Less than 1 year		1-3 years		3-5 years	More than 5 years
Long-Term Debt Obligations	24,938	--		24,938	1	--	--
Operating Lease Obligations	1,087	1,087	2	--		--	--
Purchase Obligations	3,882	3,882		--		--	--
Other Liabilities Reflected on our Balance Sheet under U.S. GAAP	17,067	12,621	3	--		--	4,446	4
Total	46,974	17,590		24,938		--	4,446

______________
1              The amount is presented in the 1-3 years column since March 2012 is the earliest possible repayment date for these convertible notes. The obligation value (without taking into account adjustments for the conversion feature embedded in the convertible notes) is $26.2 million.

2              Our major premises leases allow for early termination upon advance notice. This amount reflects lease payments for a full year.

3              These amounts reflect the trade payables, accrued expenses, deferred income and other payables presented in our balance sheet.

4              This amount reflects our accrued severance pay liability and our provision for Uncertainty in Income Taxes under FASB Interpretation No. 48. The time of its payment, in whole or in part, cannot be predicted and, as a result, this amount is presented in the more than 5 years column. Of this amount, $3.6 million has been previously funded for the coverage of our accrued severance pay liability by our contributions to employee plans.

In addition, as of December 31, 2010, our contingent liability to the Office of the Chief Scientist in respect of grants received was approximately $14.2 million. This liability is required to be repaid only by royalties based on revenues derived from products (and related services) whose development was funded with these grants.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information with respect to Orckit’s directors and executive officers as of June 15, 2011.

Name	Age	Position
Izhak Tamir	58	Chairman of the Board and President of Orckit and Chairman of the Board and Chief Executive Officer of Orckit-Corrigent
Eric Paneth	61	Chief Executive Officer and Director
Uri Shalom	40	Chief Financial Officer
Eli Aloni	43	Executive Vice President, Technology and Marketing
Yossi Barshishat	38	Vice President, Research and Development
Akio Ogiso	56	Vice President, Asia Pacific
Oren Tepper	39	Vice President, Corporate Sales
Inbar Rozenberg	44	Vice President, Human Resources
Oren Maymon	39	Vice President, Operations
Jed M. Arkin(1)(2)	47	Director
Moti Motil(1)(2)	58	Director
Moshe Nir(1) (2)	60	Outside Director
Amiram Levinberg(1)	55	Outside Director
____________________

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

The business experience of each of our directors and executive officers is as follows:

Izhak Tamir has been President and a director of Orckit since its founding in 1990, and has been our Chairman of the Board of Directors since July 2008. Mr. Tamir has also served as Chairman of the Board of our subsidiary, Orckit-Corrigent Ltd., since 2001 and Chief Executive Officer of Orckit-Corrigent since May 2007.  Mr. Tamir has served as a Director of Gilat Satellite Networks Ltd. since 2005. From 1987 until 1989, Mr. Tamir was employed by Comstream Inc., in San Diego, California.  From 1985 until 1987, he was vice president of A.T. Communication Channels Ltd., a subsidiary of Bezeq - the Israel Telecommunications Corporation Ltd.  From 1978 to 1985, he was a senior engineer in the Israeli Government. Mr. Tamir has served as Chairman of the Board of Directors of Tikcro Technologies Ltd. since January 2000 and was its Chief Executive Officer from August 2003 to December 2007. Mr. Tamir holds an engineering degree from the Israel Institute of Technology, commonly known as the Technion and an M.B.A. from Tel Aviv University.

Eric Paneth has been Chief Executive Officer and a director of Orckit since its founding in 1990. From 1990 until July 2008, Mr. Paneth also served as our Chairman of the Board of Directors.  From 1975 until 1983, Mr. Paneth was a senior engineer in the Israeli Government, and from 1985 to 1990, he was head of a technical department in the Israeli Government.  From 1983 until 1985, he was employed by Linkabit Inc., in San Diego, California. Since January 2000, Mr. Paneth has been a director of Tikcro Technologies Ltd., and he has served as its Chief Executive Officer since November 2008.  Mr. Paneth holds an advanced engineering degree from the Technion.

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

Yossi Barshishat has been our Vice President, Research and Development since June 2010. Previously, Mr. Barshishat co-founded Quadomedia Inc. and served as its Vice President, Research and Development from January 2009 to May 2010. From July 2008 to January 2009, Mr. Barshishat was involved in the establishment and development of green technology solutions for the smart meters market. From April 2005 until July 2008, Mr. Barshishat served as the software director of Corrigent Systems  and from 1997 to 2005, he served as software team manager and in numerous other development positions for various companies. Mr. Barshishat holds a B.A. degree in economics and in computer sciences from Bar-Ilan University, and holds a Master of Business Administration (MBA) with specialization in entrepreneurship and strategic from Tel-Aviv University.

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

Inbar Rozenberg joined Orckit in 1996 as a benefits and compensation manger, after working in finance positions in several high-tech companies. In January 2001, Ms. Rozenberg established Orckit-Corrigent's human resources, benefits and compensation department. Since January 2001, Ms. Rozenberg has been Vice President, Human Resources, for Orckit and is charge of human resources, organizational development, training, benefits, compensation and labor law issues for Orckit worldwide.

Oren Maymon has been our Vice President, Operations since March 2007.  From 2000 to 2007, Mr. Maymon served as a purchasing manager and as a planning and supply chain director at Corrigent Systems. Previously, from 1997 until 2000, Mr. Maymon served as a purchasing manager of Mobilecomm Communications Ltd. Mr. Maymon holds a B.A in business administration from the Academic College of Management in Rishon Lezion.

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

The aggregate direct remuneration paid by us to all persons as a group (15 persons) who served in the capacity of director or executive officer in 2010, was approximately $3.6 million, which includes approximately $702,000 for the provision and payment of pension, retirement or similar benefits, and other fringe benefits. In 2010, we granted to this group options to purchase an aggregate of 420,500 ordinary shares under the Orckit Israeli Share Incentive Plan. The options had an exercise price of $2.78-$3.20 per share, which represented the market price of our ordinary shares on the date of grant. These options will expire in 2016 or 2017. In 2010, we re-priced options granted to certain members of this group to purchase an aggregate of 91,050 ordinary shares under the Orckit Israeli Share Incentive Plan. Options granted to board members, including Izhak Tamir and Eric Paneth, were not re-priced. The exercise price of re-priced options was reduced from $10.82 per share to $3.20 per share, which represented the market price of our ordinary shares on the date of re-pricing.

Independent Director Compensation

Pursuant to the requirements of the Companies Law, remuneration of our directors generally requires shareholder approval. Compensation and reimbursement for outside directors (as described below) is statutorily determined pursuant to the Companies Law.  Effective as of March 6, 2008, we pay each of our directors (excluding Messrs. Paneth and Tamir), an annual fee in NIS equal to approximately $14,000 and a meeting attendance fee in NIS equal to approximately $485, including for meetings of committees of the board of directors (based on the U.S. Dollar/NIS exchange rate at December 31, 2010).  In addition, in July 2008, each director (excluding Messrs. Paneth and Tamir) was granted options to purchase 60,000 ordinary shares at an exercise price of $6.19 per share, which was the closing price per share of our ordinary shares on the NASDAQ Global Market on the last trading day preceding the date of grant. These options vest in three equal annual installments and have a term of seven years.

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

NASDAQ Requirements

Under the NASDAQ rules, a majority of our directors are required to be “independent directors” as defined in the NASDAQ rules.  However, as a foreign private issuer, we have opted out of this requirement as permitted by the NASDAQ rules and elected to be governed by the provisions of the Companies Law, which does not contain this requirement. Three out of the six members of our board of directors, namely, Messrs. Arkin, Motil and Nir, are independent directors under the NASDAQ requirements. Mr. Yair Shamir, an outside director under Israeli law and an independent director under NASDAQ rules, resigned from our board of directors in June 2011, because of potential conflicts of interest that may arise as a result of his role as a director of Orckit and his role as Chairman of the management company of Catalyst Private Equity Partners (Israel) II and related funds, which purchased our shares and warrants in December 2010 and our Series B convertible notes issued in June 2011. We intend to nominate an additional independent director for election at our 2011 annual general meeting.

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

NASDAQ rules require that director nominees be selected or recommended for the board’s selection either by a committee composed solely of independent directors or by a majority of the independent directors on the board. Our audit committee is also authorized to act as our nominating committee. The nominating committee is responsible for, among other things, assisting our board of directors in identifying prospective director nominees and recommending nominees for each annual meeting of shareholders to the board of directors.

The compensation of a company’s chief executive officer and other executive officers is required to be approved either by a majority of the independent directors on the board or a committee comprised solely of independent directors.

See Item "16.G – Corporate Governance" for a limited exemption that we have taken from some of these requirements.

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

According to an amendment to the Companies Law that will come into effect in September 2011, the chairman of the board of a company is not permitted to hold another position in the company or a subsidiary thereof other than chairman or director of a subsidiary or, if approved by a special majority of shareholders, chief executive officer of the company.  Currently, Mr. Izhak Tamir serves as our Chairman of the Board and President and as Chairman and Chief Executive Officer of our principal subsidiary, Orckit-Corrigent Ltd., and Mr. Eric Paneth serves as our Chief Executive Officer and a director. Accordingly, we expect that one of our non-executive directors will become our Chairman of the Board in place of Mr. Tamir, who will continue to serve as Chairman and Chief Executive Officer of Orckit–Corrigent, as well as our President and one of our directors.

Outside Directors

Qualifications of Outside Directors

Under the Companies Law, companies incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel are required to appoint at least two outside directors. Outside directors are required to possess professional qualifications as set out in regulations promulgated under the Companies Law.  Pursuant to our articles of association, we may appoint up to three outside directors.  The Companies Law provides that a person may not be appointed as an outside director if (i) such person or person’s relative or affiliate has, at the date of appointment, or had at any time during the two years preceding such date, any affiliation with the company, a controlling shareholder thereof or their respective affiliates; or (ii) in a company that does not have a 25% shareholder, if such person has an affiliation with any person who, at the time of appointment, is the chairman, the chief executive officer, the chief financial officer or a 5% shareholder of the company. The term “affiliation” is broadly defined in the Companies Law, including an employment relationship, a business or professional relationship, control or service as an office holder.

The Companies Law defines the term “office holder” of a company to include a director, the chief executive officer and any officer of the company who reports directly to the chief executive officer.

No person can serve as an outside director if the person’s position or other business creates, or may create, a conflict of interest with the person’s responsibilities as an outside director or may otherwise interfere with the person’s ability to serve as an outside director. Until the lapse of two years from termination of office, a company or its controlling shareholder may not give any direct or indirect benefit to the former outside director.

Election of Outside Directors

Outside directors are elected at meetings of shareholders by a vote of the holders of at least 66-2/3% of the ordinary shares voting thereon, provided that either:

•	at least a majority of the shares of non-controlling shareholders voted at the meeting vote in favor of the outside director’s election; or

•	the total number of shares of non-controlling shareholders that voted against the election of the outside director does not exceed two percent of the aggregate voting rights in the company.

The initial term of an outside director is three years and may be extended for up to two additional three-year terms.  Thereafter, he or she may be reelected by our shareholders for additional periods of up to three years each only if the audit committee and the board of directors confirm that, in light of the outside director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period would be in the interest of the company.  Reelection of an outside director may be effected through one of the following mechanisms: (1) the board of directors proposed the reelection of the nominee and the election was approved by the shareholders by the majority required to appoint outside directors for their initial term; or (2) a shareholder holding 1% or more of the voting rights proposed the reelection of the nominee, and the reelection is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders, provided that the aggregate votes cast in favor of the reelection by such non-excluded shareholders constitute more than 2% of the voting rights in the company.

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

Our outside directors under the Companies Law are Mr. Nir, who was re-elected to a third three-year term in 2008, and Mr. Levinberg, who was elected to a three-year term in 2008.

Committees

Subject to the provisions of the Companies Law, our board of directors may delegate its powers to committees consisting of board members. Our board has formed an audit committee and a compensation committee.

Audit Committee

Under the Companies Law, our board of directors is required to appoint an audit committee, comprised of at least three directors, including all of the outside directors.  The members of the audit committee must satisfy certain independence standards under the Companies Law, and the chairman of the audit committee is required to be an outside director. The responsibilities of the audit committee include identifying and examining flaws in the business management of the company and suggesting appropriate course of actions, recommending approval of interested party transactions, assessing the company's internal audit system and the performance of its internal auditor. Our audit committee also performs other functions as described above under “NASDAQ Requirements.”

Our audit committee consists of Messrs. Nir (Chairman), Arkin, Levinberg and Motil.

Compensation Committee

Our compensation committee is authorized to, among other things, review and approve base salaries, incentive bonuses, including the specific goals and amounts, employment agreements, and any other benefits, compensation or arrangements of our executive officers. Our compensation committee consists of Messrs. Arkin (Chairman), Motil and Nir.

Internal Auditor

Under the Companies Law, our board of directors is required to appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine, among other things, whether our actions comply with the law and proper business procedure.  The internal auditor must satisfy certain independence requirements. Our internal auditor is Doron Cohen of Fahn Kanne – Grant Thornton.

D.	EMPLOYEES

The numbers and breakdowns of our employees as of the end of the past three years are set forth in the following table:

	As of December 31,
	2008(1)	2009	2010
Numbers of employees by geographic location
Israel	181	168	181
Elsewhere	17	17	20
Total workforce	198	185	201
Numbers of employees by category of activity
MIS, finance and administration	29	22	22
Research and development	114	112	122
Manufacturing, testing and quality assurance	14	13	15
Sales and marketing (including employed agents)	41	38	42
Total workforce	198	185	201

(1)	The number of employees as of December 31, 2008 excludes employees whose last employment date was December 31, 2008.

Our number of employees decreased by 13 between December 31, 2008 and December 31, 2009. This decrease was part of the headcount reduction undertaken in November 2008.

Our number of employees increased by 16 between December 31, 2009 and December 31, 2010. The increase was mainly in research and development employees which help us strengthen our research and development efforts.

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

Israeli labor laws and regulations are applicable to all of our employees in Israel.  The laws principally concern matters such as paid annual vacation, paid sick days, the length of the workday, payment for overtime, insurance for work-related accidents, pension plans, severance pay and other conditions of employment. Israeli law generally requires severance pay, which may be funded, in whole or in part, by Managers’ Insurance described below, in certain circumstances, including the retirement or death of an employee or termination of employment without cause, as defined under Israeli law.  The payments to Managers’ Insurance in respect of severance obligations amount to approximately 8.3% of wages. Furthermore, Israeli employees are required to pay predetermined sums to the National Insurance Institute. The payments to the National Insurance Institute are approximately 17.5% of wages, of which the employee contributes approximately 12% and the employer contributes approximately 5.5%.

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

As of June 15, 2011, Mr. Izhak Tamir beneficially owned 2,685,367 ordinary shares, or 11.2% of our ordinary shares.  This includes (i) 1,069,267 ordinary shares, (ii) options to purchase 420,000 of our ordinary shares at $27.14 per share, which expire in June 2012, (iii) 25,000 ordinary shares issuable upon the exercise of warrants at an exercise price of $5.66 per share, (iv) 78,000 ordinary shares issuable upon the exercise of warrants at an exercise price of $3.50 per share, (v) 673,100 ordinary shares issuable upon the conversion of Series B notes at a conversion price of NIS 10.00 per share (approximately $2.95, based on the U.S. Dollar/NIS exchange rate at June 12, 2011) and (vi) 420,000 ordinary shares subject to a six-year variable forward sale contract entered into with Credit Suisse Capital LLC on March 1, 2006.  Under such contract, 420,000 ordinary shares were pledged to Credit Suisse as collateral.

As of June 15, 2011, Mr. Eric Paneth beneficially owned 2,003,617 ordinary shares, or 8.6% of our ordinary shares.  This includes (i) 1,024,267 ordinary shares, (ii) options to purchase 420,000 of our ordinary shares at $27.14 per share, which expire in June 2012, (iii) 18,750 ordinary shares issuable upon the exercise of warrants at an exercise price of $5.66 per share, (iv) 66,000 ordinary shares issuable upon the exercise of warrants at an exercise price of $3.50 per share, (v) 54,600 ordinary shares issuable upon the conversion of Series B notes at a conversion price of NIS 10.00 per share (approximately $2.95, based on the U.S. Dollar/NIS exchange rate at June 12, 2011) and (vi) 420,000 ordinary shares subject to a six-year variable forward sale contract entered into with Credit Suisse Capital LLC on March 1, 2006.  Under such contract, 420,000 ordinary shares were pledged to Credit Suisse as collateral.

Except for Messrs. Paneth and Tamir, none of our executive officers or directors beneficially owns 1% or more of our outstanding ordinary shares.

As of June 15, 2011, outstanding options to purchase a total of 5,039,707 ordinary shares (including options whose vesting is subject to our meeting specified performance goals) were outstanding under our share incentive plan, of which options to purchase a total of 3,120,946 ordinary shares were held by our directors and officers (13 persons) as a group Our share incentive plan is administered by the board of directors, which is empowered, subject to applicable law, to determine the optionees, dates of grant and the exercise price of options. Unless otherwise decided by our board of directors, options granted under the share incentive plan are non-assignable except by the laws of descent. The outstanding options are exercisable at purchase prices which range from $0 to $27.14 per share. Option awards generally vest over periods of between three to seven years and generally have a contractual term of from seven to eleven years.

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

m	$50 million for 2009;

m	$130 million for 2009-2010;

m	$250 million for 2009-2011;

m	$420 million for 2009-2012; and

m	$600 million for 2009-2015.

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

The foregoing options granted to each of Mr. Tamir and Mr. Paneth, if vested and exercised in full, would constitute an aggregate of approximately 0.3% of our ordinary shares per year, or an aggregate of 1.6% of our outstanding ordinary shares for all of his five option tranches. These percentages are based on the number of ordinary shares outstanding on June 15, 2011, after giving effect to the exercise of such person’s options. No options vested under these grants in 2009 and 2010.

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

The following table sets forth, as of June 15, 2011, the number of our ordinary shares, which constitute our only voting securities, beneficially owned by (i) all shareholders known to us to own more than 5% of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group. The voting rights of all shareholders are the same. Beneficial ownership is determined in accordance with the rules of the SEC based on voting and investment power with respect to such ordinary shares. Ordinary shares issuable pursuant to options, warrants or convertible notes that are currently exercisable or exercisable or convertible within 60 days of June 1, 2011 are deemed to be outstanding and to be beneficially owned by the person holding such options, warrants or notes for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder or is based on the most recent Schedule 13D or 13G filed with the SEC and, unless otherwise indicated, we believe that persons named in the table have sole voting and sole investment power with respect to all the Ordinary Shares shown as beneficially owned, subject to community property laws, where applicable. As of June 15, 2011, 22,732,235 of our ordinary shares were outstanding.

Identity of Person or Group	Number of Ordinary Shares		Percent Beneficially Owned
Izhak Tamir	2,685,367	(1)	11.2%
Eric Paneth	2,003,617	(2)	8.6%
Catalyst Private Equity Partners (Israeli) II, LP, and affiliated funds	1,442,944	(3)	6.1%
All directors and executive officers as a group (13 persons)	5,801,110	(4)	22.7

(1)
Includes (i) 1,069,267 ordinary shares, (ii) 420,000 ordinary shares issuable upon the exercise of options that are currently vested or vest within 60 days following June 1, 2011, (iii) 25,000 ordinary shares issuable upon the exercise of warrants at an exercise price of $5.66 per share, (iv) 78,000 ordinary shares issuable upon the exercise of warrants at an exercise price of $3.50 per share, (v) 673,100 ordinary shares issuable upon the conversion of Series B notes at a conversion price of NIS 10.00 per share and (vi) 420,000 ordinary shares subject to a six-year variable forward sale contract entered into with Credit Suisse Capital LLC on March 1, 2006.  Under such contract, 420,000 ordinary shares were pledged to Credit Suisse as collateral.

(2)
Includes (i) 1,024,267 ordinary shares, (ii) 420,000 ordinary shares issuable upon the exercise of options that are currently vested or vest within 60 days following June 1, 2011, (iii) 18,750 ordinary shares issuable upon the exercise of warrants at an exercise price of $5.66 per share, (iv) 66,000 ordinary shares issuable upon the exercise of warrants at an exercise price of $3.50 per share, (v) 54,600 ordinary shares issuable upon the conversion of Series B notes at a conversion price of NIS 10.00 per share and (vi) 420,000 ordinary shares subject to a six-year variable forward sale contract entered into with Credit Suisse Capital LLC on March 1, 2006.  Under each such contract, 420,000 ordinary shares were pledged to Credit Suisse as collateral.

(3)
Includes 401,454 ordinary shares issuable upon the exercise of warrants at an exercise price of $3.50 per share and 372,400 ordinary shares issuable upon the conversion of Series B notes at a conversion price of NIS 10.00 per share (approximately $2.95 based on the U.S. Dollar/NIS exchange rate at June 12, 2011).

(4)
Includes 2,859,958 ordinary shares issuable upon the exercise of options, warrants and convertible notes held by our directors and executive officers that are currently vested or vest within 60 days following June 15, 2011.

As of March 31, 2008, Messrs. Paneth and Tamir each beneficially owned 1,679,267   ordinary shares, or 10.0% of our outstanding ordinary shares. The increase in their respective holdings reflected above was caused by the following events: (i) the purchase in May 2010 by Mr. Tamir of 100,000 units and by Mr. Paneth of 75,000 units on the same terms as our April 2010 registered direct offering, with each unit consisting of one ordinary share, a primary warrant to purchase 0.25 of one ordinary share at an exercise price of $5.66 per share and a contingent warrant to purchase 0.25 of one ordinary share at an exercise price of $11.32 per share; (ii) the purchase in March 2011 by Mr. Tamir of 130,000 units and by Mr. Paneth of 110,000 units on the same terms as our December 2010 public offering, with each unit consisting of one ordinary share and a warrant to purchase 0.60 of one ordinary share at an exercise price of $3.50 per share; and (iii) the purchase in June 2011 by Mr. Tamir of NIS 6,731,000 principal amount of our Series B notes (approximately $1.99 million based on the U.S. Dollar/NIS exchange rate at that time) and by Mr. Paneth of NIS 546,000 principal amount of our Series B Notes (approximately $160,000 based on the U.S. Dollar/NIS exchange rate at that time), on the same terms as our public offering of these notes in Israel. The Series B notes are convertible into our ordinary shares at the election of the holder thereof at the price of NIS 10.00 per share (approximately $2.95 based on the U.S. Dollar/NIS exchange rate at June 12, 2011).

As of June 1, 2011, there were 29 holders of record of our ordinary shares in the United States who collectively held approximately 89% of our outstanding ordinary shares.  The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

B.	RELATED PARTY TRANSACTIONS

Following the spinoff in 2000 by Orckit to its shareholders of the shares of Tikcro Technologies Ltd., which held its semiconductor business,  we agreed to provide Tikcro administrative services. For the services rendered, Tikcro paid us fees in each of 2008, 2009 and 2010 in the amount of $48,000.  The services agreement was terminated in June 2011.

On April 1, 2010, we completed the sale of 2,635,000 units at a price of $3.78 per unit in a registered direct offering.  Each unit consisted of one ordinary share, a primary warrant to purchase 0.25 of one ordinary share at an exercise price of $5.66 per share and a contingent warrant to purchase 0.25 of one ordinary share at an exercise price of $11.32 per share.  In addition, after receipt in May 2010 of shareholder approval as required by Israeli law, we sold 100,000 units to Izhak Tamir, our Chairman of the Board and President, and 75,000 units to Eric Paneth, our Chief Executive Officer and a director. The units purchased by each of Messrs. Tamir and Paneth were purchased pursuant to subscription agreements, entered into by Messrs. Tamir and Paneth, on terms and conditions that were substantially the same as the units sold in the registered direct offering, except that no placement agent fee was payable by us with respect to the units purchased by Messrs. Tamir and Paneth. The participation in the offering by Messrs. Tamir and Paneth was also approved by our audit committee and board of directors.

On December 3, 2010, we completed the sale of 2,805,452 units at a price of $2.75 per unit in an underwritten public offering.  Each unit consisted of one ordinary share and a warrant to purchase 0.60 of one ordinary share at an exercise price of $3.50 per share. Catalyst Private Equity Partners (Israel) II LP, or Catalyst, a private equity fund, purchased 669,090 units in the offering.  Mr. Yair Shamir, one of our outside directors at that time, serves as the Chairman of the management company of this fund. In addition, after receipt in March 2011 of shareholder approval as required under Israeli law, we sold 130,000 units to Izhak Tamir, our Chairman of the Board and President, and 110,000 units to Eric Paneth, our Chief Executive Officer and a director. The units purchased by Messrs. Tamir and Paneth and Catalyst were purchased pursuant to subscription agreements entered into by each of them on terms and conditions that were substantially the same as those provided in the underwriting agreement entered into in connection with the public offering, except that no underwriting commission was payable by us with respect to the sale of these units. The participation in the offering by Messrs. Tamir and Paneth and Catalyst was approved by our audit committee and board of directors.

In June 2011, we issued Series B convertible notes due December 31, 2017 in a public offering in Israel in the aggregate principal amount NIS 30,779,000 (approximately $9.0 million based on the U.S. Dollar/NIS exchange rate at that time) at a price of NIS 940 per unit (each unit comprised of NIS 1,000 principal amount of Series B Notes). The Series B notes bear interest at the rate of 8% per year, are not linked to the Israeli CPI and are convertible into our ordinary shares at the election of the holder thereof at the price of NIS 10.00 per share (approximately $2.95 based on the U.S. Dollar/NIS exchange rate at June 12, 2011). Mr. Tamir purchased NIS 6,731,000 principal amount of our Series B notes (approximately $1.99 million based on the U.S. Dollar/NIS exchange rate at that time) and Mr. Paneth purchased NIS 546,000 principal amount of our Series B Notes (approximately $160,000 based on the U.S. Dollar/NIS exchange rate at that time) In addition, Catalyst Private Equity Partners (Israeli) II, LP and affiliated funds purchased an aggregate of NIS 3,724,000 principal amount of our Series B Notes (approximately $1.1 million based on the U.S. Dollar/NIS exchange rate at that time). The purchases by each of Messrs. Tamir and Paneth and by the Catalyst funds were made on the same terms and conditions as those of all the other individual investors and institutional investors, respectively, in the public offering in Israel.  Mr. Yair Shamir, one of our outside directors at the time, serves as the Chairman of the management company of the Catalyst funds. Because of potential conflicts of interest that may arise as a result of Mr. Shamir’s role at Catalyst and the investments by the Catalyst funds in us and his role as one of our outside directors, Mr. Shamir resigned from our board of directors in June 2011. The participation in the offering by Messrs. Tamir and Paneth and by the Catalyst funds was approved by our audit committee and board of directors.

We believe that any transactions involving affiliated parties were on terms no less favorable to us than could be obtained with non-affiliated parties.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable

ITEM 8.	FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings

For a discussion of our legal proceedings, please see “Item 4.B – Information on the Company – Business Overview – Legal Proceedings.”

Dividend Policy

For a discussion of our dividend policy, please see “Item 5.B – Operating and Financial Review and Prospects – Liquidity and Capital Resources – Dividend Policy.”

Significant Changes

No significant change has occurred since December 31, 2010, except as otherwise disclosed in this Annual Report.

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

Calendar Year	Price Per Share
	High	Low
2010	$5.81	$2.18
2009	$4.39	$1.77
2008	$9.34	$1.90
2007	$12.42	$5.57
2006	$31.22	$6.75

Calendar Period	Price Per Share
	High	Low
2011
First Quarter	$3.20	$2.55
Second Quarter (through June 22, 2011)	$3.35	$2.01
2010
First Quarter	$5.81	$3.08
Second Quarter	$4.68	$2.70
Third Quarter	$3.28	$2.18
Fourth Quarter	$4.05	$2.65
2009
First Quarter	$3.43	$1.77
Second Quarter	$3.70	$2.06
Third Quarter	$4.25	$2.60
Fourth Quarter	$4.39	$2.80

Calendar Month	Price Per Share
	High	Low
2011
May	$2.89	$2.41
April	$3.35	$2.76
March	$3.04	$2.55
February	$2.98	$2.56
January	$3.20	$2.71
2010
December	$3.49	$2.80

The following table sets forth, for the periods indicated, the high and low sale prices of our ordinary shares as reported on the Tel-Aviv Stock Exchange.

Calendar Year	Price Per Share
	High	Low
2010	$5.79	$2.29
2009	$4.45	$1.90
2008	$9.23	$2.10
2007	$12.41	$5.85
2006	$30.91	$6.78

Calendar Period	Price Per Share
	High	Low
2011
First Quarter	$3.21	$2.52
Second Quarter (through June 22, 2011)	$3.25	$1.98
2010
First Quarter	$5.79	$2.91
Second Quarter	$4.62	$2.70
Third Quarter	$3.04	$2.29
Fourth Quarter	$4.11	$2.66

2009
First Quarter	$3.38	$1.90
Second Quarter	$3.70	$2.06
Third Quarter	$4.23	$2.90
Fourth Quarter	$4.45	$2.83

Calendar Month	Price Per Share
	High	Low
2011
May	$2.88	$2.31
April	$3.25	$2.79
March	$2.90	$2.52
February	$3.07	$2.60
January	$3.21	$2.63
2010
December	$3.02	$2.66

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

Approval of Certain Transactions

Generally, under the Companies Law, engagement terms of directors, including the grant of an exemption from liability, purchase of liability insurance, or grant of indemnification (whether prospective or retroactive) and engagement terms of a director in other positions, require the approval of the audit committee, the board of directors and the shareholders of the company, in that order. In addition, under the Companies Law and our articles of association, transactions with our officers or directors or a transaction with another person in which such officer or director has a personal interest must be approved by our board of directors, and if such transaction is considered an extraordinary transaction (as defined below) or involves engagement terms, the transaction must be approved by the audit committee and board of directors.

The Companies Law also requires that any extraordinary transaction with a controlling shareholder or an extraordinary transaction with another person in which a controlling shareholder has a personal interest must be approved by the audit committee, the board of directors and the shareholders of the company, in that order. The shareholder approval must be by a simple majority, provided that (i) such majority vote includes at least a simple majority of the total votes of shareholders having no personal interest in the transaction or (ii) the total number of votes of shareholders mentioned in clause (i) above who voted against such transaction does not exceed 2% of the total voting rights in the company. Any such extraordinary transaction whose term is longer than three years requires further shareholder approval every three years, unless (with respect to transactions not involving management fees or employment terms) the audit committee approves that a longer term is reasonable under the circumstances.

The Companies Law prohibits any person who has a personal interest in a matter from participating in the discussion (and voting pertaining to such matter in the company’s board of directors or audit committee), except for in circumstances where the majority of the board of directors has a personal interest in the matter, in which case such matter must be approved by the company’s shareholders.

An “extraordinary transaction” is defined in the Companies Law as any of the following: (i) a transaction not in the ordinary course of business; (ii) a transaction that is not on market terms; or (iii) a transaction that is likely to have a material impact on the company’s profitability, assets or liability.

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

Fiduciary Duties of Directors and Officers

The Companies Law imposes a duty of care and a duty of loyalty on the directors and officers of a company.  The duty of care requires a director or office holder to act with the level of care with which a reasonable director or officer in the same position would have acted under the same circumstances.  It includes a duty to use reasonable means to obtain information on the advisability of a given action brought for his approval or performed by him by virtue of his position and all other important information pertaining to these actions.

The duty of loyalty of a director or officer includes a general duty to act in good faith for the benefit of the company, and particularly to:

•	refrain from any conflict of interest between the performance of his duties for the company and the performance of his other duties or his personal affairs

•	refrain from any activity that is competitive with the company;

•	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

•	disclose to the company any information or documents relating to a company’s affairs which the director or officer has received due to his position as such.

The Companies Law requires that directors, officers or a controlling shareholder of a public company disclose to the company any personal interest that he or she may have, including all related material facts or documents in connection with any existing or proposed transaction by the company. The disclosure must be made without delay and no later than the first board of directors meeting at which the transaction is first discussed.

Board of Directors

Our articles of association provide that our board of directors may from time to time, in its discretion, cause us to borrow any sums of money for our purposes, and may secure or provide for the repayment of such sums in such manner, at such times and upon such terms and conditions in all respects as it thinks fit.

Neither our memorandum nor our articles of association, nor the laws of the State of Israel require retirement of directors at a certain age, or share ownership for director qualification, nor do they contain any restriction on the board of directors’ borrowing powers.

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

Limitations on the Rights to Own Securities

The ownership or voting of ordinary shares by non-residents of Israel, except with respect to citizens of countries which are in a state of war with Israel, is not restricted in any way by our memorandum of association or articles of association or by the laws of the State of Israel.

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

Anti-Takeover Provisions; Mergers and Acquisitions

The Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to a merger have the transaction approved by its board of directors and a vote of the majority of its shares, at a shareholders’ meeting called on at least 21 days’ prior notice.  For purposes of the shareholder vote, unless a court rules otherwise, the statutory merger will not be deemed approved if a majority of the shares present that are held by parties other than the other party to the merger, or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party, vote against the merger.  Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger.  In addition, a merger may not be completed unless at least (i) 50 days have passed from the time that the requisite proposal for the merger has been filed by each party with the Israeli Registrar of Companies and (ii) 30 days have passed since the merger was approved by the shareholders of each party.

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

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares.  If less than 5% of the outstanding shares are not tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to it. The law provides for appraisal rights if any shareholder files a request in court within six months following the consummation of a full tender offer, but the acquirer is entitled to stipulate that tendering shareholders forfeit their appraisal rights. If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquirer may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.

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

The rights will expire on December 31, 2011, unless our Board takes action to extend these rights or adopt a new shareholder bonus rights plan. The rights are generally redeemable by our board of directors, at $0.01 per right, at any time until the tenth business day following public disclosure that a person or group has become an “acquiring person.”

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

We have obtained liability insurance covering our officers and directors.

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

For a description of our Series A convertible notes and Standby Equity Purchase Agreement, see “–Liquidity and Capital Resources—Convertible Notes” and “-Liquidity and Capital Resources-Standby Equity Purchase Agreement” under Item 5B of this Annual Report on Form 20-F. For a description of our Series B convertible notes, see “Major Developments since January 1, 2010” under Item 4A of this Annual Report on Form 20-F.

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

This summary does not consider all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders by reason of their particular circumstances, including potential application of the U.S. federal alternative minimum tax, or any aspect of state, local or non-U.S. federal tax laws or U.S. federal tax laws other than U.S. federal income tax laws. In addition, this summary is directed only to U.S. Holders that hold our ordinary shares as “capital assets” within the meaning of Section 1221 of the Code and does not address the considerations that may be applicable to particular classes of U.S. Holders, including financial institutions, regulated investment companies, real estate investment trusts, pension funds, insurance companies, broker-dealers, tax-exempt organizations, grantor trusts, partnerships or other pass-through entities, partners or other equity owners in partnerships or pass-through entities, U.S. Holders whose functional currency is not the U.S. dollar, U.S. Holders who have elected mark-to-market accounting, U.S. Holders who acquired our ordinary shares through the exercise of options or otherwise as compensation, U.S. Holders who hold our ordinary shares as part of a “straddle,” “hedge” or “conversion transaction,” U.S. Holders selling our ordinary shares short, U.S. Holders deemed to have sold our ordinary shares in a “constructive sale,” and U.S. Holders, directly, indirectly or through attribution, of 10% or more (by vote or value) of our outstanding ordinary shares. If a partnership (including for this purpose any entity, domestic or foreign, treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ordinary shares, the U.S. federal income tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership.

Each U.S. Holder should consult with its own tax advisor as to the particular tax consequences to it of the purchase, ownership and sale of our ordinary shares, including the effects of applicable tax treaties, state, local, foreign or other tax laws and possible changes in the tax laws.

Sale, Exchange or Other Taxable Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Status,” a U.S. Holder’s sale, exchange or other taxable disposition of ordinary shares generally will result in the recognition by such U.S. Holder of capital gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s tax basis in the ordinary shares disposed of (determined in U.S. dollars).  This gain or loss will be long-term capital gain or loss if such ordinary shares have been held or are deemed to have been held for more than one year at the time of the disposition.  Individual U.S. Holders currently are subject to a maximum tax rate of 15% on long-term capital gains for tax years beginning on or before December 31, 2012. Short-term capital gains generally are taxed at the same rates applicable to ordinary income.  If the U.S. Holder’s holding period on the date of the taxable disposition is one year or less, such gain or loss is treated as a short-term capital gain or loss.  See “Israeli Tax Considerations —Capital Gains Tax” for a discussion of taxation by Israel of capital gains realized on sales of our ordinary shares.  Any capital loss realized upon the taxable disposition of ordinary shares generally is deductible only against capital gains and not against ordinary income, except that non-corporate U.S. Holders generally may deduct annually from ordinary income up to $3,000 of capital losses in excess of capital gains.  In general, any capital gain or loss recognized by a U.S. Holder upon the taxable disposition of ordinary shares will be treated as U.S.-source income or loss for U.S. foreign tax credit purposes, although the tax treaty between the United States and Israel may permit gain derived from the taxable disposition of ordinary shares by a U.S. Holder to be treated as foreign-source income for U.S. foreign tax credit purposes.

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

Treatment of Distributions

For U.S. federal income tax purposes, the amount of any distribution with respect to our ordinary shares will equal the amount of cash distributed, the fair market value of any property distributed and the amount of any Israeli taxes withheld on such distribution as described below under “Israeli Tax Considerations -- Tax on Dividends.” Other than distributions in liquidation or in redemption of our ordinary shares that are treated as exchanges, a distribution with respect to our ordinary shares to a U.S. Holder generally will be treated as a dividend to the extent the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of any distribution that exceeds these earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis in his, her or its ordinary shares (but not below zero), and then generally as capital gain from a deemed sale or exchange of such ordinary shares. Corporate U.S. Holders generally will not be allowed a deduction under Section 243 of the Code for dividends received on our ordinary shares and thus will be subject to tax at the rate applicable to their taxable income. Currently, a noncorporate U.S. Holder’s “qualified dividend income” generally is subject to tax at a rate of 15%, although the rate applicable to dividend income is scheduled to return to the rate applicable to ordinary income for tax years beginning after December 31, 2012. For this purpose, “qualified dividend income” generally includes dividends paid by a foreign corporation if, among other things, the noncorporate U.S. Holder meets certain minimum holding period requirements and either (a) the stock of such corporation is readily tradable on an established securities market in the U.S., including the NASDAQ National Market, or (b) such corporation is eligible for the benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The U.S. Secretary of the Treasury has indicated that the income tax treaty between the U.S. and Israel is satisfactory for this purpose. Dividends paid by us will not qualify for the 15% U.S. federal income tax rate, however, if we are treated, for the tax year in which the dividends are paid or the preceding tax year, as a “passive foreign investment company” for U.S. federal income tax purposes. See the discussion below under the heading “Passive Foreign Investment Company Status.”

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

Dividends received with respect to our ordinary shares will constitute “portfolio income” for purposes of the limitation on the deductibility of passive activity losses and, therefore, generally may not be offset by passive activity losses. Dividends received with respect to our ordinary shares also generally will be treated as “investment income” for purposes of the investment interest deduction limitation contained in Section 163(d) of the Code, and as foreign-source passive income for U.S. foreign tax credit purposes or, in the case of a U.S. Holder that is a financial services entity, financial services income. Subject to certain limitations, U.S. Holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability any Israeli income tax withheld from distributions on our ordinary shares which constitute dividends under U.S. income tax law. U.S. Holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld, but only if the U.S. Holder elects to do so with respect to all foreign income taxes in such year. In addition, special rules may apply to the computation of foreign tax credits relating to “qualified dividend income,” as defined above. The calculation of foreign tax credits and, in the case of a U.S. Holder that elects to deduct foreign income taxes, the availability of deductions involves the application of complex rules that depend on a U.S. Holder’s particular circumstances.

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

There is no definitive method prescribed in the Code, U.S. Treasury Regulations or administrative or judicial interpretations thereof for determining the value of a publicly-traded foreign corporation’s assets for purposes of the Asset Test.  The legislative history of the U.S. Taxpayer Relief Act of 1997 (the “1997 Act”) indicates that for purposes of the Asset Test, “the total value of a publicly-traded foreign corporation’s assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities.”  It is unclear, however, whether other valuation methods could be employed to determine the value of our assets for purposes of the Asset Test.

Based on the approach to valuation of a public company's assets set forth in the legislative history of the 1997 Act, we believe, based on the composition of our gross income, the composition and value of our gross assets and the amount of our liabilities,  that we would be deemed to have been a PFIC during 2002, 2003, 2004, 2007, 2008 and 2009, but not during 2005, 2006 and 2010. There can be no assurance that we will not be deemed a PFIC in any future tax year.

If we are treated as a PFIC for U.S. federal income tax purposes for any year during a U.S. Holder’s holding period of ordinary shares and the U.S. Holder does not make a QEF Election or a “mark-to-market “ election (both as described below):

•
The U.S. Holder would be required to report as ordinary income any so-called “excess distributions” allocated to the current tax year, pay tax on amounts allocated to each prior tax year in which we were a PFIC at the highest rate applicable to ordinary income in effect for such prior year and pay an interest charge on the resulting tax at the rate applicable to deficiencies of U.S. federal income tax.  “Excess distributions” with respect to any U.S. Holder are amounts received by such U.S. Holder with respect to our ordinary shares in any tax year that exceed 125% of the average distributions received by such U.S. Holder from us during the shorter of (i) the three previous years, or (ii) such U.S. Holder’s holding period of our ordinary shares before the then-current tax year.  Excess distributions must be allocated ratably to each day that a U.S. Holder has held our ordinary shares.

•
The entire amount of any gain realized by such U.S. Holder upon the sale or other disposition of our ordinary shares also would be treated as an “excess distribution” subject to tax as described above.

•
The tax basis in ordinary shares acquired from a decedent who was a U.S. Holder generally would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis, if lower.

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

A U.S. Holder who beneficially owns shares of a PFIC must file U.S. Internal Revenue Service Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with the U.S. Internal Revenue Service for each tax year in which such U.S. Holder recognizes gain upon a disposition of our ordinary shares, receives certain distributions from us or makes the QEF Election or mark-to-market election described below.

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

A U.S. Holder may make a QEF Election with respect to a PFIC for any tax year of the U.S. Holder.  A QEF Election is effective for the tax year in which the election is made and all subsequent tax years of the U.S. Holder.  Procedures exist for both retroactive elections and the filing of protective statements.  A U.S. Holder making the QEF Election must make the election by completing U.S. Internal Revenue Service Form 8621 and attaching it to such Holder’s U.S. federal income tax return for the first tax year to which the election will apply, and must satisfy additional filing requirements each year the election remains in effect. Upon such Holder’s request, we will provide to each U.S. Holder who wishes to make a QEF Election the information required to make a QEF Election and to make subsequent annual filings.

As an alternative to a QEF Election, a U.S. Holder generally may elect to mark his, her or its ordinary shares to market annually, recognizing ordinary income or loss (subject to certain limitations) equal to the difference, as of the close of the tax year, between the fair market value of his, her or its ordinary shares and the adjusted tax basis of such shares.  If a mark-to-market election with respect to ordinary shares is in effect on the date of a U.S. Holder’s death, the normally available step-up in tax basis to fair market value generally will not be available.  Rather, the tax basis of the ordinary shares in the hands of a U.S. Holder who acquires them from a decedent will be the lesser of the decedent’s tax basis or the fair market value of the ordinary shares. Once made, a mark-to-market election generally continues unless revoked with the consent of the U.S. Internal Revenue Service.

The implementation of many aspects of the Code’s PFIC rules requires the issuance of Treasury Regulations which in many instances have yet to be promulgated and which may have retroactive effect when promulgated.  We cannot be sure that any of these regulations will be promulgated or, if so, what form they will take or what effect they will have on the foregoing discussion.  For example, under legislation enacted by the U.S. in 2010, U.S. Holders will be required to file a special information return for each year in which we are treated as a PFIC. The U.S. Internal Revenue Service has announced that it is developing guidance for filing this annual information return, but until further guidance is issued, a U.S. Holder that was required to file Internal Revenue Service Form 8621 (as described above) before March 18, 2010 (because, for example, such U.S. Holder had recognized gain upon the disposition of our ordinary shares or had made a QEF Election) must continue to file Form 8621, A U.S. Holder that was not otherwise required to file Form 8621 annually before March 18, 2010, however, will not be required to file the new annual information return for a tax year beginning before March 18, 2010.

Due to the complexity of the PFIC rules and the uncertainty of their application in many circumstances, U.S. Holders should consult their own tax advisors regarding our status as a PFIC and, if we are treated as a PFIC, compliance with the applicable reporting requirements and the eligibility, manner and advisability of making a QEF Election or a mark-to-market election.

Information Reporting and Backup Withholding

Payments in respect of our ordinary shares that are made in the U.S. or by certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding tax at a rate that currently is 28%.  Information reporting will not apply, however, with respect to payments to certain U.S. Holders, including corporations and tax-exempt organizations.  In addition, backup withholding will not apply to a U.S. Holder that (i) is a corporation or comes within certain exempt categories, and demonstrates that fact when so required, or (ii) furnishes a correct taxpayer identification number and furnishes other required certifications. U.S. Holders required to establish their exemption from backup withholding generally must provide a certification on IRS Form W-9 (or substitute form). The backup withholding tax is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service.  U.S. Holders should consult their own tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable.

The foregoing discussion of certain U.S. federal income tax considerations is a general summary only and should not be considered as income tax advice or relied upon for tax planning purposes. Each U.S. Holder should consult with such Holder’s own tax advisor regarding U.S. federal, state, local and non-U.S. income and other tax consequences of the acquisition, ownership and disposition of our ordinary shares.

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

Corporate Tax Structure

Generally, Israeli companies are subject to corporate tax on their taxable income at the rate of 25% for the 2010 tax year and 24% for the 2011 tax year.  Following an amendment to the Israeli Income Tax Ordinance, or the Tax Ordinance, which came into effect on January 1, 2009, the corporate tax rate was scheduled to further decrease as follows: 23% for the 2012 tax year, 22% for the 2013 tax year, 21% for the 2014 tax year, 20% for the 2015 tax year and 18% for the 2016 tax year and thereafter. However, the finance committee of the Israeli parliament has recently approved a proposal, which if enacted into law by the Israeli parliament, would delay the decrease in the corporate tax rate so that the corporate tax rate will continue to be 24% for the 2012 tax year, and the decrease in the tax rate will recommence in the 2013 tax year (for which the rate will be 23%) and until the 2017 tax year (for which the rate will be 18%).  Israeli companies are generally subject to capital gains tax at the corporate tax rate.  However, the effective tax rate payable by a company that derives income from an Approved Enterprise program may be considerably less, as further discussed below.

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

On April 1, 2005, an amendment to the Investments Law came into force. Pursuant to the amendment, a company’s facility will be granted the status of “Approved Enterprise” only if it is proven to be an industrial facility (as defined in the Investments Law) that contributes to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product. The amendment provides that the Israeli Tax Authority and not the Investment Center will be responsible for an Approved Enterprise under the alternative package of benefits, referred to as a “Benefited Enterprise.” A company wishing to receive the tax benefits afforded to a Benefited Enterprise is required to select the tax year from which the period of benefits under the Investment Law are to commence by simply notifying the Israeli Tax Authority on the earlier of the last date available for filing of the tax return for such year or within 12 months of the end of such year. In order to be recognized as owning a Benefited Enterprise, a company is required to meet a number of conditions set forth in the amendment, including making a minimal investment in manufacturing assets for the Benefited Enterprise. The amendment will apply to approved enterprise programs in which the year of election under the Investments Law is 2004 or later, unless such programs received approval from the Investment Center on or prior to March 31, 2005, in which case the amendment provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. There can be no assurance that we will receive future benefits under such amendment to the Investments Law. Part of our income has been generated through our Approved Enterprises. If a company that has elected the “alternative package” distributes to its shareholders a cash dividend from tax-exempt income attributable to it, it would incur a tax liability on the amount distributed at the rate (10% to 25%) which would have been applicable had the company not elected the alternate package, and it will have to withhold tax at the rate of 15% with respect to the dividend distributed. Our taxes outside of Israel, mainly in Japan and the United States, are dependent on our operations in each jurisdiction as well as relevant laws and treaties.

Reform of the Investments Law - 2011

On December 29, 2010, the Israeli parliament approved an amendment to the Investments Law, effective as of January 1, 2011, which constitutes a reform of the incentives regime under such law. This amendment revises the objectives of the Investments Law to focus on achieving enhanced growth in the business sector, improving the Israeli industry’s competitiveness in international markets and creating employment and development opportunities in remote areas of Israel. The amendment allows enterprises meeting certain required criteria to enjoy grants as well as tax benefits. The amendment also introduces certain changes to the map of geographic development areas for purposes of the Investments Law, which will take effect in future years.

The amendment generally abolishes the previous tax benefit routes that were afforded under the Investments Law, specifically the tax-exemption periods previously allowed, and introduces new tax benefits for industrial enterprises meeting the criteria of the law, which include the following:

•
A reduced corporate tax rate for industrial enterprises, provided that more than 25% of their annual income is derived from export, which will apply to the enterprise’s entire preferred income so that in the tax years 2011-2012 the reduced tax rate will be 10% for preferred income derived from industrial facilities located in development area A and 15% for those located elsewhere in Israel, in the tax years 2013-2014 the reduced tax rate will be 7% for development area A and 12.5% for the rest of Israel, and in the tax year 2015 and onwards the reduced tax rate will be 6% for development area A and 12% for the rest of Israel.

•	The reduced tax rates will no longer be contingent upon making a minimum qualifying investment in productive assets.

•	A definition of “preferred income” was introduced into the Investments Law to include certain types of income that are generated by the Israeli production activity of a preferred enterprise.

•
A reduced dividend withholding tax rate of 15% will apply to dividends paid from preferred income to both Israeli and non-Israeli investors, with an exemption from such withholding tax applying to dividends paid to an Israeli company.

•
A special tax benefits route will be granted to certain industrial enterprises entitling them to a reduced tax rate of 5% for preferred income derived from industrial facilities located in development area A and 8% for those located elsewhere in Israel, provided certain threshold requirements are met and such enterprise can demonstrate its significant contribution to Israel’s economy and promotion of national market objectives.

The amendment will generally apply to preferred income produced or generated by a Preferred Company (as defined in the Investments Law) commencing from January 1, 2011. The amendment provides various transition provisions which allow, under certain circumstances, to apply the new regime to investment programs previously approved or elected under the Investments Law in its previous form.  Although this recent amendment took effect on January 1, 2011, the transitional provisions of its adoption also allow the company to defer its adoption to future years.

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

General

We are exposed to market risk, including movements in interest rates and foreign currency exchange rates.  Our primary market risk exposure occurs because we generate part of our revenues in Yen and Euros, but incur a majority of our salaries and related expenses and part of our other expenses in NIS. In 2011, we may also begin to generate revenues in other currencies. Our Series A convertible notes are denominated in NIS. As of December 31, 2010, the debt value of our Series A notes exceeded our investments denominated in NIS and linked to the Israeli CPI in an approximate amount equal to $6.0 million. This amount may change in the future. Our Series B notes are also denominated in NIS. As of June 15, 2011, all of the funds raised in our Series B notes are denominated in NIS. However, in the future we may invest a portion or all of such funds in other currencies.

From time to time, in management’s discretion, we may engage in hedging or other transactions intended to manage risks relating to foreign currency exchange rates. As of June 15, 2011, we were not involved in any hedging transactions.  We may in the future undertake hedging or other similar transactions or invest in market risk sensitive instruments when our management determines that it is necessary to offset these risks.

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

The table below presents our balance sheet exposure as of December 31, 2010 at fair value related to market risk sensitive instruments, mainly short term receivables, cash, cash equivalents and payables in currencies other than U.S. dollars. Substantially all of such balance is in the currencies set forth in the table below. The information is presented in U.S. dollars (in millions), which is our reporting currency (liabilities are presented in brackets).

Please see also the explanatory notes below the table.

New Israeli Shekels	Japanese Yen	European Euro	Total
(7.3)	0.5	0.4	(6.4)

Explanatory notes:

1)           Total balance sheet exposure relating to market risk sensitive instruments is the sum of the absolute figures (excess of liabilities over assets in the amount of $6.4 million). A devaluation of 5% of the U.S. dollar compared to the NIS would cause a decrease in expenses of approximately $365,000. A devaluation of 5% of the U.S. dollar compared to the Yen would cause an increase in expenses of approximately $25,000. A devaluation of 5% of the U.S. dollar compared to the Euro would cause an increase in expenses of approximately $20,000.

2)           The data presented in the table reflects the exposure after taking into account the effect of the “natural” hedging.

Interest Rate Risk Management

As of December 31, 2010, we had $7.6 million of cash and cash equivalents, $11.6 million of short-term marketable securities and $16.4 million of long-term marketable securities. Our trading securities mature as follows: $11.6 million in 2011, and $16.4 million over a period of one to 8 years until 2019. Due to the relatively short-term maturities of a substantial part of our cash, deposits and securities portfolio, an immediate 10% change in the current interest rates (for example, from 5.0% to 5.5%) is not expected to have a material effect on its near-term financial condition or results of operations.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2010. The evaluation was performed with the participation of our senior management and under the supervision and with the participation of our chief executive officer and chief financial officer. Based on this evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2010.

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

Our management (with the participation of our chief executive officer and chief financial officer) conducted an evaluation, pursuant to Rule 13a-15(c) under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of our internal control over financial reporting based on the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of this evaluation, management assessed the effectiveness of our internal control over financial reporting as at December 31, 2010 and concluded that our internal control over financial reporting was effective as of December 31, 2010.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during 2010 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

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

At our adjourned annual general meeting held in June 2010, our shareholders re-appointed Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, to serve as our independent auditors. These accountants billed the following fees to us for professional services in each of the last two fiscal years:

	Year Ended December 31,
	2010	2009

Audit Fees	$172,000	$185,000
Audit-Related Fees	7,000	6,000
Tax Fees	9,000	32,000

Total	$188,000	$223,000

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

Our Audit Committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services.  Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a list of specific audit and non-audit services in the categories of Audit Service, Audit-Related Service, Tax Services and other services that may be performed by our independent accountants, and the maximum pre-approved fees that may be paid as compensation for each pre-approved service in those categories.  Any proposed services exceeding the maximum pre-approved fees require specific approval by the Audit Committee.

None of the fees paid by us to our independent auditors during 2010 were for services approved pursuant to Rule 2-01(c)(7)(i)(C) of Regulation S-X

The Audit Committee may delegate its pre-approval authority to one or more of its members, subject to ratification by the entire Audit Committee.

Requests or applications to provide services that require specific approval by the Audit Committee are submitted to the Audit Committee by an executive officer, together with detailed back-up documentation

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

As permitted by the NASDAQ rules applicable to a foreign private issuer like us, we follow the Companies Law, the relevant provisions of which are summarized in this Annual Report, rather than comply with the NASDAQ requirements relating to: (i) the quorum for shareholder meetings, as described in “Item 10.B – Memorandum and Articles of Association – Voting, Shareholders’ Meetings and Resolutions”; (ii) sending annual reports to shareholders, as described in “Item 10.H – Documents on Display”; and (iii) shareholder approval with respect to certain issuances of securities. NASDAQ rules generally require shareholder approval when an equity based compensation plan is established or materially amended, but we follow the Companies Law, which requires approval of the board of directors or a duly authorized committee thereof, unless such arrangements are for the compensation of directors, in which case they also require audit committee and shareholder approval. NASDAQ rules also require shareholder approval, in certain circumstances, of an issuance of securities in connection with the acquisition of another company, a change of control or a private placement, but we follow the Companies Law, whose requirements in this regard are described in "Item 10.B – Memorandum and Articles of Association – Approval of Certain Transactions."  NASDAQ requires that a majority of the members of the board of directors be independent.  However, we have also opted out of this requirement as permitted by the NASDAQ rules and elected to be governed by the provisions of the Companies Law, which does not contain this requirement. As a result of the resignation in June 2011 of one of our outside directors who qualified as an "independent director", less than a majority of our directors (three out of six) qualify as "independent directors" as of the date of filing of this Annual Report.  We intend to nominate an additional "independent director" for election at our 2011 annual general meeting.

All the members of our audit committee, compensation committee and nominating committee qualify as "independent directors" as defined in the NASDAQ rules, except that Mr. Levinberg, a member of our audit committee (which also serves as our nominating committee), satisfies the independence requirements of an outside director under the Companies Law, which are described in "Item 6.C – Board Practices – Israeli Companies Law – Outside Directors," and the independence requirements of an audit committee member under the SEC rules, but is not an “independent director” as defined in the NASDAQ rules.  We have elected to follow the Companies Law with respect to qualifications of the members of our audit and nominating committees. As a result, under the NASDAQ rules that apply to foreign private issuers such as us, a member of our audit committee must satisfy the independence requirements under the SEC rules, as well as the practice in our home country, and need not be an “independent director” as defined in the NASDAQ rules.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements and related auditors’ report for the year ended December 31, 2010 are incorporated herein by reference to our Form 6-K filed with the SEC on March 3, 2011.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit No.	Exhibit
†1.1	Memorandum of Association, as amended (incorporated by reference to our Registration Statement on Form F-3 (File No. 333-171438)).
1.2	Seventh Amended and Restated Articles of Association (incorporated by reference to our Registration Statement on Form F-3 (File No. 333-171438)).
1.3
Bonus Rights Agreement, dated as of November 20, 2001, between Orckit Communications Ltd. (Orckit”) and American Stock Transfer & Trust Company, as Rights Agent (incorporated by reference to our Registration Statement (File No. 000-28724) on Form 8-A).

1.4
Amendment No. 1, dated as of February 5, 2003, to Bonus Rights Plan, dated as of November 20, 2001, between Orckit and American Stock Transfer & Trust Company, as Rights Agent (incorporated by reference to our Registration Statement (File No. 000-28724) on Form 8-A/A).

4.1	Orckit Israeli Share Incentive Plan, as amended (incorporated by reference to our Registration Statement on Form S-8 (File No. 333-131991)).
†4.2
Lease Agreement, dated September 28, 1999, between Orckit and Gush 7093 Helka 162 Ltd., private company # 51-058315-6 (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000).

4.3
Amended and Restated Employment Agreement, dated as of June 23, 2005, between Orckit and Eric Paneth (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005).

4.4
Amended and Restated Employment Agreement, dated as of June 23, 2005, between Orckit and Izhak Tamir (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005).

4.5
English summary of the terms and conditions of Series A convertible notes issued in March 2007 (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006).

4.6	Standby Equity Purchase Agreement dated August 3, 2010, between YA Global Master SPV Ltd. and Communications Ltd. (incorporated by reference to our Report on Form 6-K filed on August 4, 2010).
4.7	Form of Warrant to Purchase Ordinary Shares, issued on April 1, 2010 (incorporated by reference to our Report on Form 6-K filed on March 29, 2010).
4.8	Form of Contingent Warrant to Purchase Ordinary Shares, issued on April 1, 2010 (incorporated by reference to our Report on Form 6-K filed on March 29, 2010).
4.9	Placement Agency Agreement, dated March 26, 2010, by and between Orckit and Roth Capital Partners, LLC. (incorporated by reference to our Report on Form 6-K filed on March 29, 2010).
4.10	Form of Subscription Agreement for Affiliated Investors (incorporated by reference to our Report on Form 6-K filed on March 29, 2010).
4.11
Underwriting Agreement, dated November 30, 2010, by and between Orckit and Cowen and Company, LLC, as representative for the several underwriters. (incorporated by reference to our Report on Form 6-K filed on November 30, 2010).

4.12	Form of Subscription Agreement for founders (incorporated by reference to our Report on Form 6-K filed on November 30, 2010).
4.13	Form of Warrant to Purchase Ordinary Shares, issued on December 3, 2010 (incorporated by reference to our Report on Form 6-K filed on November 30, 2010).
4.14	English summary of the terms and conditions of Series B convertible notes issued in June 2011.
8.1	Subsidiaries of Orckit Communications Ltd.
12.1	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act
12.2	Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act
15.1	Consolidated financial statements and related auditors’ report for the year ended December 31, 2010 (incorporated by reference to our Report on Form 6-K filed on March 3, 2011).

†	Translated in full or summary version; the original language version is on file with Orckit Communications Ltd. and is available upon request.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ORCKIT COMMUNICATIONS LTD.

By:	/s/ Izhak Tamir
Name:	Izhak Tamir
Title:	President
Date:	June 29, 2011

EXHIBIT INDEX

4.14	English summary of the terms and conditions of Series B convertible notes issued in June 2011.

8.1	Subsidiaries of Orckit Communications Ltd.

12.1	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act

12.2	Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act

13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act