Form 20-F
period 2011-12-31
ORCKIT COMMUNICATIONS LTD
filed 2012-05-15
CIK 1021620

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20–F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

Uri Shalom, CFO, +972-3-6962121, info@orckit.com, 126 Yigal Allon Street, Tel Aviv 67443, Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange On Which Registered
Ordinary Shares, no par value	NASDAQ Capital Market

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

As of December 31, 2011, the Registrant had outstanding 22,761,256 Ordinary Shares, no par value.

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

PART I

ITEM 1.                      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2.                      OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3.                      KEY INFORMATION

A.           SELECTED FINANCIAL DATA

The following selected consolidated financial data as of December 31, 2010 and 2011 and for each of the years ended December 31, 2009, 2010 and 2011 are derived from our audited consolidated financial statements incorporated by reference into this Annual Report, which have been prepared in accordance with generally accepted accounting principles in the United States.  The selected consolidated financial data as of December 31, 2007, 2008 and 2009 and for each of the years ended December 31, 2007 and 2008 are derived from our audited consolidated financial statements not included in the audited financial statements incorporated by reference into this Annual Report.  The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and the notes thereto and the other financial information incorporated by reference or appearing elsewhere in this Annual Report.

	Year Ended December 31,
	2007	2008	2009	2010	2011
Statement of Operations Data:	(in thousands, except per share data)
Revenues	$9,906	$17,256	$12,727	$14,631	$15,585
Cost of revenues	4,826	9,606	8,244	9,340	8,646
Gross profit	5,080	7,650	4,483	5,291	6,939
Research and development expenses	22,612	24,925	15,330	16,667	13,118
Less grants	2,454	2,066	1,722	2,569	3,209
Research and development expenses, net	20,158	22,859	13,608	14,098	9,909
Selling, general and administrative expenses	16,902	19,164	15,677	16,498	13,419
Operating loss	(31,980)	(34,373)	(24,802)	(25,305)	(16,389)
Financial income (expenses), net	2,172	(179)	(362)	(1,642)	(4,991)
Gain from early extinguishment of notes	-	-	2,985	-	-
Income (expenses) from adjustments related to convertible notes	3,480	2,265	(883)	(28)	3,622
Other income	14,231	-	-	1,624	369
Net loss	(12,097)	(32,287)	(23,062)	(25,351)	(17,389)
Net loss per share – basic	$(0.76)	$(1.97)	$(1.40)	$(1.33)	$(0.77)
Net loss per share – diluted	$(0.76)	$(1.97)	$(1.40)	$(1.33)	$(0.84)
Weighted average number of ordinary shares outstanding-basic	15,911	16,386	16,483	19,024	22,689
Weighted average number of ordinary shares outstanding- diluted	15,911	16,386	16,483	19,024	24,484

	As of December 31,
	2007	2008	2009	2010	2011
Balance Sheet Data:	(in thousands)
Cash, cash equivalents, bank deposits, marketable and other securities and long-term investments	$101,233	$66,821	$47,343	$35,546	$23,188
Working capital (1)	57,676	41,723	22,931	20,602	664
Total assets	111,014	82,189	56,357	53,257	40,322
Convertible subordinated notes, Series A and Series B	25,476	25,731	21,996	24,938	29,071
Share capital and additional paid-in capital (2)	332,377	336,048	337,774	356,373	358,134
Shareholders’ equity (capital deficiency)	67,408	36,761	17,464	11,252	(4,115)

(1)	Total current assets net of total current liabilities

(2)	Net of treasury shares

B.           CAPITALIZATION AND INDEBTEDNESS

Not applicable

C.           REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable

D.           RISK FACTORS

We are subject to various risks and uncertainties relating to or arising out of the nature of our business and general business, economic, financial, legal and other factors or conditions that may affect us. We believe that the occurrence of any one or some combination of the following factors could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Risks Relating to Our Business and Industry

Even if the arrangement between us and our Series A note holders and series B note holders under Section 350 of the Israeli Companies Law 5759-1999 (the “Arrangement”) comes into effect, our business will still be subject to numerous significant risks.  There is no assurance that our business plan will succeed, that we will be able to make all required payments to our note holders in accordance with the Arrangement or that our ordinary shares will maintain their current market value or increase in value.

The Arrangement has not yet come into effect and still requires court approval in Israel. See Item 10.C of this Annual Report for a description of the Arrangement and the approval process for the Arrangement.  It is possible that challenges by third parties or other events outside our control could delay the effectiveness or the implementation of the Arrangement or result in its termination. Even if the Arrangement receives all the requisite approvals and comes into effect, there can be no assurance that our business plan will succeed. Our ability to successfully execute our business plan depends on various factors, some of which are outside our control, such as raising additional funds to finance our business, developing our products to meet customer specifications and being awarded large customer contracts.  As discussed below, we may be unable to raise additional funds as and when required on reasonable terms or at all.  This would require us to further reduce our operating expenses, which could harm our business prospects.  In addition, the successful execution of our business plan is subject to the risks that we will not be selected for some or all of the customer projects that we are seeking, that there will be delays in selecting the suppliers or in issuing purchase orders related to such projects and that we will be unable to develop, manufacture and deliver products ordered satisfactorily and on a timely basis. If we are unable to raise sufficient funds or are not selected for large customer projects on a timely basis, we could be unable to make all required payments to our note holders, which could ultimately result in the liquidation of our business.

If the Arrangement does not come into effect, we may encounter creditor lawsuits and/or request a stay of proceedings, which may materially harm our operations and financial results and ultimately result in our liquidation.

On January 1, 2012, we filed a petition with the Tel Aviv District Court for a stay of proceedings on actions by creditors, including holders of our Series A and Series B notes, pursuant to Section 350 of the of the Israeli Companies Law, 5759-1999. On January 2, 2012, we filed a request with the Court to suspend the petition in order to pursue further negotiations with the respective representatives of the Series A and Series B note holders regarding a possible arrangement.  According to a decision of the Court, we were required to withdraw our petition in order to file the request for approval of the Arrangement. On February 26, 2012, we filed to withdraw our petition and the Court has approved the withdrawal of our petition. Although the Arrangement has been approved by our shareholders and by our Series A note holders and Series B note holders, it has not yet received the final approval of the Court or the Tel Aviv Stock Exchange.  It is possible that challenges by third parties or other events outside our control could delay the effectiveness or the implementation of the Arrangement or result in its termination.  If the Arrangement does not come into effect for any reason, we may file a new petition for a stay of proceedings.

Normally, during the period of a stay of proceedings, our business would continue to function under the supervision of a trustee appointed by the Court.  The trustee would replace our Board of Directors and have full authority to control our business.  If a stay of proceedings is not granted by the Court or if the stay expires and is not extended by the Court before our financial condition sufficiently improves, one or more of our creditors might initiate proceedings to liquidate our business.  Upon liquidation, our ordinary shares would most likely have no value.

Our filing of a petition for a stay of proceedings, even if denied, suspended or withdrawn, could adversely affect our business and operations in various ways. For example, negative events or publicity associated with our proposed stay of proceedings could adversely affect our sales and relationships with our existing and potential customers, as well as with vendors and employees, which in turn could adversely affect our operations and financial condition.

If the Court approves a stay of proceedings, our operations, including our ability to execute our business plan, would be subject to various risks and uncertainties, including the following:

•	Actions and decisions of the trustee, or delays in taking important business decisions, may adversely affect our business;

•
Actions and decisions of our creditors, including holders of our Series A and Series B notes, and other third parties with interests in our stay of proceedings may be inconsistent with our business plan;

•	We could lose our ability to obtain and maintain commercially reasonable terms with vendors and service providers;

•	Our ability to maintain customer contracts and sign new ones that are critical to our operations could be reduced;

•	We might not be able to retain management and other key personnel; and

•	Risks associated with third parties seeking and obtaining Court approval to terminate or shorten the period for us to propose and confirm a plan of reorganization or to appoint a trustee.

Because of the risks and uncertainties associated with a petition for a stay of proceedings, the ultimate impact that events that occur during the related proceedings will have on our business, financial condition and results of operations cannot be accurately predicted or quantified.

We have a significant amount of debt. We require a significant amount of cash to fund our operating activities and repay our debt. The amount of our debt could adversely affect us.

We used cash in our operating activities in the amount of $20.0 million in 2009, $31.2 million in 2010 and $16.5 million in 2011. In 2012, we expect to continue to use a significant amount of cash in our operating activities. As of February 14, 2012, the total amount of our cash and cash equivalents amounted to approximately $21.5 million.

As of April 15, 2012, we had outstanding NIS-denominated Series A convertible notes in the aggregate principal amount of approximately $21.5 million. If the Arrangement does not come into effect, each holder of our Series A notes will have the right to request early redemption of its notes no later than June 15, 2012.  Accordingly, depending on the amount of Series A notes with respect to which early redemption is requested, we may be unable to satisfy our obligations.

If the Arrangement comes into effect and all of our Series A and Series B note holders request early redemption of their notes, we will be required to pay them approximately $10.2 million. This amount has already been deposited by us in a secured trust account for the benefit of the note holders. This first payment is expected to be made in July/August 2012. We would also be required to pay to these holders $2.8 million in October 2012, $1.6 million in March 2013 and approximately $11.9 million in July 2014 (plus accrued and unpaid interest). There can be no assurance that our note holders will not exercise their right to request early redemption of their notes or that they will decide to convert their notes into ordinary shares, notwithstanding the decrease in the conversion price of the notes pursuant to the Arrangement. We will require additional financing and a significant improvement in our results of operations if we are to be able to operate our business without significant reductions in expenditures and make all required payments to our note holders.

In addition, if the value of the NIS compared to the U.S. dollar increases, the U.S. dollar value of the principal amount of both series of our convertible notes would also increase.  Even if the Arrangement comes into effect, we may be unable to repay the principal amount of the notes when due.  If we are unable to generate sufficient cash flows or otherwise obtain funds necessary to make required payments on these notes or to repay the principal or interest of these notes, we will be in default under the respective trust agreements governing the notes which could, in turn, cause defaults under any other future indebtedness.

The amount of debt we have incurred could adversely affect us in a number of ways, including by:

•	limiting our ability to obtain additional financing;

•	limiting our flexibility in planning for, or reacting to, changes in our business;

•	placing us at a competitive disadvantage as compared to our competitors who have less or no debt;

•	making us more vulnerable to a downturn in our business and the economy generally;

•	requiring us to apply all or a substantial portion of our cash towards payments on our debt, instead of using those funds for other purposes, such as working capital or capital expenditures;

•	harming our financial condition and results of operations; and

•	resulting in our liquidation, in which case our ordinary shares will have no value.

We need additional financing to operate our business and repay our debt.

We need to raise additional capital to operate our business and repay our debt. The substantial cash required to fund our operating activities and repay our outstanding notes could impede our ability to operate successfully and to invest in our business. We need to raise equity or debt through additional public or private financing or through arrangements with strategic partners. We have not generated cash from operations during each of the years in the period from 2007 through 2011. We may not be able to obtain additional financing on acceptable terms or at all. This would inhibit our ability to operate our business or cause us to reduce our expenditures for research and development and for sales and marketing, which could adversely affect our results of operations and our ability to operate.

We have a history of substantial losses. We may experience additional losses in the future.

We have incurred significant research and development expenses addressing the development of the metro CM-100 and CM-4000 products, both telecommunication equipment products addressing high transmission of data for the metropolitan area. We incurred operating losses of approximately $32 million in 2007, $34 million in 2008, $25 million in 2009, $25 million in 2010 and $17.4 million in 2011. We also incurred significant net losses in each of those years and expect to incur a net loss in 2012. We cannot be sure that we will be able to become profitable.

Our consolidated financial statements do not include any adjustments that might result if we are unable to implement the Arrangement.

We have suffered recurring losses as well as negative cash flows from operating activities and have a negative shareholders' equity. During 2011 and through the date of issuance of our financial statements for the year ended December 31, 2011, in order to allow time for negotiation, from time to time, the holders of the our Series A convertible subordinated notes granted extensions and deferrals to dates on which we were due to make payments on account of these notes.  As more fully described in Item 10.C of this Annual Report, we negotiated an Arrangement with the holders of our Series A and Series B convertible subordinated notes. The Arrangement is still pending court approval.  Management expects the Arrangement to be approved by court and is in the process of evaluating various financing alternatives through fund raising in the public or private equity markets. There is no assurance that the Arrangement will receive court approval or that we will be successful in raising additional capital. If we are successful in raising additional capital, we believe we will have sufficient working capital to sustain operations and repay the note holders through March 2013. Our consolidated financial statements for the year ended December 31, 2011 have been prepared assuming that we will continue as a going concern and do not include any adjustments that might result from the resolution of these uncertainties.

Recent and future economic conditions, may adversely affect our business, including our business prospects in India.

The current economic and credit environment is having a negative impact on business around the world.  The impact of these conditions on the technology industry and our major current and potential customers has been severe.  We have a number of important business prospects with telecommunications providers in India.  The Indian telecommunications market is currently experiencing an economic slowdown and the demand for third generation services is not growing at the pace that was expected.  The telecommunications market in India is also experiencing uncertainty as a result of the cancellation of mobile licenses by a court in India. If the telecommunications market in India does not grow and prosper, the market for our products in India could be materially adversely affected.

We have devoted a substantial portion of our resources to capturing customers located in India. As a result of the uncertainty in this market, many telecommunications companies in India are reducing their capital expenditures. This could delay or reduce the amount of our products that customers in India may be willing to purchase from us. Our ability to improve our results of operations is dependent on significantly increasing our revenues from customers located in India. If we are unable to increase our business in India, our results of operations will be adversely affected.

Conditions may continue to be depressed or may be subject to further deterioration which could lead to a further reduction in consumer and customer spending overall, which could have an adverse impact on sales of our products.  A disruption in the ability of our current and potential significant customers to access liquidity could cause serious disruptions or an overall deterioration of their businesses which could lead to a significant reduction in their orders of our products, the inability or failure on their part to meet their payment obligations to us and the cancellation or reduction of future projects, any of which could have a material adverse effect on our results of operations and liquidity.  In addition, any disruption in the ability of customers to access liquidity could lead customers to request longer payment terms from us or long-term financing of their purchases from us.  If we are unable to grant extended payment terms when requested by customers, our sales could decrease.  Granting extended payment terms or a significant adverse change in a customer’s financial and/or credit position would have an immediate negative effect on our cash balances, and could require us to assume greater credit risk relating to that customer’s receivables or limit our ability to collect receivables related to purchases by that customer. As a result, we may have to defer recognition of revenues, our reserves for doubtful accounts and write-offs of accounts receivable may increase and our losses may increase.

We depend on sales to a limited number of significant customers.  The loss of a significant customer, or a decrease in purchases by a significant customer, could have a material adverse effect on our results of operations.

Our revenues from 2004 through 2007 were dependent on sales of one product line, the CM-100, to KDDI, a Japanese telecommunication carrier, which has remained a significant customer.  Approximately 44.0% of our revenues in 2009, 23.1% of our revenues in 2010 and 16.6% of our revenues in 2011 were derived from sales of CM-100 metro products and services to KDDI. We do not know for how long a period of time KDDI will continue to purchase products from us, nor do we have any control or influence over the purchasing decisions of KDDI, including the quantities and timing of purchases by KDDI. KDDI purchased the CM-100 for initial coverage deployment in its metropolitan area network and began significant deployment in late 2004, continuing through 2005. KDDI’s deployments of the CM-100 decreased in 2006 through 2011. Deployments and revenues from KDDI for 2012 may be insignificant. In 2007, we introduced the CM-4000, a metro product with additional features and capabilities. KDDI has not made purchases of this product and we do not know if KDDI will choose to make purchases of our CM-4000 product line.

In 2008, our products were selected by Media Broadcast GmbH as a network infrastructure building block for network solutions deployed by Deutsche Telekom’s wholesale business unit, and leased to a leading cable operator in Germany. Media Broadcast, which was a subsidiary of Deutsche Telekom, began purchasing and deploying our products in 2008, becoming our second largest customer in 2008. Approximately 44.1% of our revenues in 2008 were derived from sales of metro products to Media Broadcast. Sales to Media Broadcast decreased significantly thereafter and constituted 13.6% of our revenues in 2009, 6.6% of our revenues in 2010 and 2.6% of our revenues in 2011. The cable operator that is the ultimate user of our products has decided to build its own network structure. Accordingly, our revenues from Media Broadcast are expected to consist primarily of the sale of services for equipment previously sold and therefore are expected to continue to be low.

In 2008, our products were selected by Korea’s Hanaro Telecom (now called SK Broadband) as their main network infrastructure building block for their premium IPTV services. SK Broadband, which began purchasing our CM-100 products in 2008, was our second largest customer in 2009. Sales to SK Broadband represented 22.9% of our revenues in 2009. Sales to SK Broadband decreased significantly in 2010 and constituted 1.7% of our revenues in 2010 and 0.8% of our revenues in 2011. We cannot be sure that SK Broadband will continue to purchase our products to the same extent, if at all. Our revenues from SK Broadband are expected to consist primarily of the sale of services for equipment previously sold and therefore are expected to continue to be low.

In 2009, our CM-4000 products were selected by Bharat Sanchar Nigam Limited (BSNL) in India as part of a nationwide, next generation broadband, triple play network based on gigabit passive optical network (GPON) and carrier Ethernet technologies. In 2010, after receipt of a required approval from TSEC in India, a condition for making sales to BSNL, we started to recognize revenues from sales to BSNL through two OEM channels. We recognized approximately $5.9 million of revenues in 2010, which represented 40.0% of our revenues in 2010, and we recognized approximately $2.6 million of revenues in 2011, which represented 16.8% of our revenues in 2011. We cannot be sure of the amount and timing of revenues, if at all, from BSNL in the future.

In late 2009, a leading Scandinavian telecommunication service provider selected our CM-4000 product to enable services migration and expansion for residential, enterprise and mobile subscribers with shipments beginning in late 2009. Sales to this customer represented 9.3% of our revenues in 2010 and 23.1% of our revenues in 2011. We cannot be sure that this customer will continue to purchase our products to the same extent, if at all.

We have a business collaboration with 3M Services to distribute our CM-4000 packet transport gears, which led to the selection of our CM-4000 product by several new customers, most of which are regional operators in Germany. Sales to 3M accounted for 6.7% of our revenues in 2010 and 18.6% of our revenues in 2011. We cannot be sure that this company will continue to distribute our products to the same extent, if at all.

For the past several years, we have depended on sales of our CM product lines to a limited number of customers for the substantial majority of our revenues. This dependence may continue in 2012 and beyond. Demand for CM products from our customers will likely be derived from growth in the number of subscribers for services offered by them, both for wireline and wireless subscribers. There can be no assurance that our customers will be successful in offering new services or securing additional subscribers. Sales to our customers are dependent on their success in offering new services and securing additional subscribers. Even if successful, there is no assurance that our customers will continue to purchase our products or that they will not choose another vendor. Our revenues from KDDI declined in 2008 through 2011. Our revenues from Media Broadcast declined in 2009 through 2011. Our revenues from SK Broadband declined in 2010 and 2011. These reductions in revenues materially adversely affected our results of operations. Accordingly, we will need to attract new customers and/or increase our revenues from existing customers if we are to improve our results of operations. The loss of BSNL as a customer or the loss of one of two OEM channels through which sales to BSNL are made, or a significant decrease in revenues from BSNL, would have a material adverse effect on our results of operations unless we are able to generate significant additional revenues from other customers.

We need to make sales to additional customers and to develop additional products in order to become profitable.

We need to make sales to additional customers and to develop additional products in order to become profitable. Since 2004, the significant majority of our revenues have been derived from our CM-100 product line to a very limited number of customers. In 2008, we added a second generation product line, the CM-4000, which has started to be commercially deployed and accounted for the majority of our revenues in 2010 and 2011. We cannot be sure that we will be able to make significant sales of any of our products. There is no specific obligation on any customer to purchase products from us. Thus, we cannot be sure of the amount of our products that will be purchased as a result of selections of our products by new customers, or the period of time over which our products may be purchased by any customers. In “Item 4.B-Business Overview-Customer Pipeline”, we describe a number of potential opportunities with respect to the sale of our products. If we do not receive significant product orders as a result of one or more of these opportunities, our results of operations will be materially adversely affected and we may not be able to become profitable.

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

In 2008, a substantial portion of our shipments was to Germany. In 2009, a substantial portion of our shipments was to Korea, and, in late 2009, we began to make shipments of our metro products to India and a country in Scandinavia. Telecommunication equipment sales in these countries are subject to high quality and strict delivery requirements. We have limited experience in making sales of metro products into these markets and could face business requirements for quality, delivery, service and support that we may not meet. Failure to meet these requirements could have a material adverse effect on our results of operations.

In 2011, we opened a research and development center in India. We have limited experience in conducting business in India.

In 2011, we opened a research and development center in India. The establishment of a business in a foreign country requires a knowledge of various matters that impact conducting business in that country, including legal, tax, employee and other regulatory issues, as well as the country’s business culture. Our lack of experience in conducting business in India could adversely impact our ability to successfully operate a business in India and could result in expenses and costs we have not anticipated and, as a result, adversely affect our results of operations.

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

The global economic deterioration and economic uncertainty that began in 2008 resulted in a curtailment of capital investment by telecommunication carriers and service providers. Consolidation of telecommunication carriers has led carriers to purchase from fewer telecommunication equipment vendors. We are currently experiencing a slow capital investment environment in some regions, which is likely to have a negative effect on the demand for new technologies and new types of equipment. This could significantly limit our ability to sell our products. A continued industry downturn could increase our inventories, decrease our revenues, result in additional pressure on the price of our products and prolong the time until we are paid, each of which could have a material adverse effect on our results of operations. In addition, the Indian telecommunications market is currently in a deep economic slowdown and the demand for third generation cellular services is not growing at the pace expected. This may adversely affect our ability to generate significant revenues in India.

We plan to continue to invest substantial capital and other resources in the development, sales and marketing of telecommunication equipment. However, we recently reduced expenditures in these areas to preserve our cash.

We intend to incur substantial expenses in the development of telecommunication solutions capable of supporting high bandwidth services in telecommunication networks located in metropolitan areas. Substantially all of our research and development and other operating expenses in 2009, 2010 and 2011 were related to our CM-4000 products and we expect the CM-4000 to continue to constitute a significant part of our efforts in 2012 as well. In 2010, we increased expenses in research and development primarily in order to meet market demands and increased our sales and marketing expenses as a result of establishing a presence in new countries. In 2011, in order to reduce our cash expenditures, we decreased our research and development and our sales and marketing expenses mainly as a result of a decrease in our headcount. There is no assurance that the reduction in these expenses will improve our results of operations. The reduction in these expenses could decrease our ability to satisfy our customers.

Our future growth will depend upon requirements by our customers and potential customers to develop new products and features and whether we have sufficient resources to meet these requirements.

In order to win new orders from our current customers and receive orders from new customers, we are required from time to time to develop new products and product features. These development projects require us to expend significant time and resources, usually before we are selected as a supplier and without any assurance that we will be selected if we develop the requested products or features. We may not have sufficient resources to develop all the products and features required by our customers and prospective customers, which would entail recruiting and training new employees and other associated costs. Even if we have sufficient resources, our organization may not have the ability to recruit, train and manage a higher number of employees. These development projects could reduce our cash balances, strain our relationships with our customers and prevent us from acquiring new customers. For example, one of our key potential customers in India will not deploy our products until we develop a specific feature requested by them.  The development of this feature is extremely complicated, expensive and time consuming. There is no guaranty that we will be able to meet the customer’s timetable for development and delivery of this feature. If we do not meet the customer’s requirements, our products may not be selected for deployment and we will have expended significant time and resources with no resulting sales. Even if we meet the customer’s timetable and requirements, the customer still may not select our products for deployment.

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

Telecommunication companies typically require prompt delivery of products. Sales are typically shipped within a period of up to three months from the date we receive a purchase order. As a result, we may be required to maintain or have available sufficient inventory levels or make advance long lead-time component orders to satisfy anticipated demand on a timely basis. Rapid technological change, evolving industry standards or shifts in demand can also result in shorter life cycles for our inventory. In particular, our newer CM-4000 product has resulted in a reduction in the demand for our CM-100 product and faster obsolescence of related inventory. Certain components of the CM-4000 product could become obsolete if these components are not included in the specifications for products ordered from us. This increases the risk of decreases in selling prices, inventory obsolescence and associated write-offs, all of which could adversely affect our results of operations. In addition, we have already purchased the components and manufactured most of the systems with respect to an order from BSNL that we expected to receive. We have not received this order as yet. If we do not receive this order, we may need to write-off a significant amount of inventory purchased in anticipation of this order.

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

In addition, supply from single source suppliers limits our ability to purchase components at competitive prices and could require us to maintain higher inventory levels. This could increase our need for working capital and could increase the risk of an inventory write-off.  In addition, unless we can significantly increase our sales above 2011 levels, we may be charged higher per unit prices for the manufacturing services we purchase. In addition, we may also be charged higher per unit prices for certain components whose costs are unit sensitive. This would adversely affect our gross profit margins and results of operations. If we cannot obtain sufficient manufacturing services or key components as required, or develop alternative sources if and as required in the future, product shipments may be delayed or reduced. This could adversely affect our end-user relationships, business and results of operations.

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

Any significant product returns or claims under our warranty or post-contract hardware and software support services, or PCS, could have a material adverse effect on our business and results of operations. We offer complex products that have in the past and may in the future contain errors, defects or failures when introduced or as new versions are released. If we deliver products with defects, errors or bugs or if we undergo a product recall as a result of errors or failures, market acceptance of our products could be lost or delayed and we could be the subject of substantial negative publicity. This could have a material adverse effect on our business and results of operations. We commenced commercial sales of our metro product in 2004. While to date we have not incurred warranty expenses that exceeded our estimates, we could incur a higher level of warranty expense claims at any time compared to our prior experience. We have agreed to indemnify our customers in some circumstances against liability from defects in the products sold by us and expect to continue to provide a similar indemnity in connection with future sales. In some cases, our indemnity also covers indirect damages. Product liability claims could seriously harm our business, financial condition and results of operations. In addition, in certain circumstances, a deterioration of our financial condition could give rise to warranty claims or rights to terminate agreements and return our equipment, which would further harm our financial condition.

We are subject to international business risks.

We sell and market our CM-4000 products internationally, in Japan, Korea, India and other countries in Asia, Latin America and Europe. Expansion of our international business requires significant management attention and financial resources. Our international sales and operations are subject to numerous risks inherent in international business activities, including:

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

The earthquake, tsunami, nuclear power plant crisis and other collateral events in Japan last year may adversely affect the demand for our products and services in the Japanese market, which may cause a decline in revenues and negatively affect our operating results.

We generate revenue from the sale of our products and maintenance services in Japan.  Approximately 44.0% of our revenues in 2009, 23.1% of our revenues in 2010 and 16.6% of our revenues in 2011 were derived from sales of CM-100 metro products and services to KDDI, our main customer in Japan. We are in discussions with KDDI with respect to a plan to upgrade its existing equipment.

The earthquake, tsunami and nuclear power plant crisis in Japan last year, and other collateral events, including, among others, the catastrophic loss of lives, businesses and infrastructure, releases of radioactive material from damaged nuclear reactors, electricity shortages and delays in transportation, may affect purchases by our customers in Japan, including KDDI.  In addition, a decline in the overall economy in Japan may cause our customers and potential customers in Japan to reduce or delay spending on communications infrastructure products like ours. As a result, these events could cause a decline in our revenue in Japan and our results of operations could be materially and adversely affected.

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

We have experienced both growth and consolidation in our operations from sales of our metro products. In November 2008, in order to decrease our expenses, we substantially decreased our employee head count. Beginning in late 2009, we increased our research and development and sales and marketing expenses primarily as a result of the hiring of new employees. In 2011, we once again reduced our expenses, primarily as a result of a reduction in personnel. Future growth or consolidation may place a significant strain on our managerial, operational and financial resources.

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

We are likely to face risks from fluctuations in the value of the Yen, NIS, Euro and the Rupee compared to the U.S. dollar, our functional currency in our financial statements. Since our sales prices to KDDI are determined in Yen, based on currency exchange rates that prevailed in prior years, an increase in the value of the U.S. dollar against the Yen would cause us to recognize lower dollar revenues and gross profit in our financial statements. In 2009, the value of the U.S. dollar insignificantly increased against the Yen, while in 2010, the value of the U.S. dollar significantly decreased against the Yen, and in 2011, the value of the U.S dollar slightly decreased against the Yen.

Since some of our sales prices in Europe are linked to the Euro, an increase in the value of the U.S. dollar against the Euro would cause us to recognize lower dollar revenues and gross profit in our financial statements. In 2009, the value of the U.S. dollar decreased slightly against the Euro, while in 2010, the value of the U.S. dollar increased slightly against the Euro, and in 2011, the value of the U.S. dollar slightly increased against the Euro. Since our salary and other expenses are denominated in NIS, a decrease in the value of the U.S. dollar against the NIS would cause us to recognize higher dollar expenses in our financial statements. In 2009 and 2010, the value of the U.S. dollar decreased against the NIS, and in 2011, the value of the U.S. dollar increased against the NIS.

Our sales in India are currently denominated in U.S. dollars. However, we cannot be sure that future sales in India, if any, will be in U.S. dollars. For example, our pending order from BSNL, if it is received, will be denominated in Indian Rupees. If future sales in India are made in Indian Rupees and the value of the U.S. dollar against the Indian Rupee should decrease, it would cause a decrease in the revenues reported in our financial statements and adversely affect our results of operations.

We are subject to risks from our financial investments.

We invest the majority of our cash on hand in a variety of financial instruments, including different types of corporate and government bonds from different countries, and other financial instruments. Some of these bonds and instruments are rated below investment grade or are not rated. Some of them are non-tradable. In 2009 and 2010, based on our evaluation of certain obligors to pay their debts, we recognized an impairment charge with respect to the value of certain bonds we hold. Also, in 2009, the market value of part of our investments was significantly lower than the book value, while in 2010 some of this difference was recovered due to an increase in market values of investments. In 2011, the market value of our investments once again declined. If the obligors of any of the bonds or instruments we hold default or undergo a reorganization in bankruptcy, we may lose all or a portion of our investment in any such investment. This would harm our financial condition. In 2011, we wrote off $2.7 million of our financial investments, which is equal to the entire amount of our unrealized losses (the difference between fair value and book value on December 31, 2011) with respect to these financial investments because we may not be able to hold these securities long enough to recover these losses.

We are subject to taxation in several countries.

Because we operate in several countries, mainly in Israel, Japan, Germany, Korea, India, Mexico and a country in Scandinavia, we are subject to taxation in multiple jurisdictions. We are required to report to and are subject to local tax authorities in Israel, the United States, Japan, Korea and India and cannot be sure of the amount of taxes we may become obligated to pay in these countries. In addition, our income that is derived from sales to customers in one country might also be subject to taxation in other countries.  The tax authorities in the countries in which we operate may not agree with our tax position. Our tax benefits from carry forward losses and other tax planning benefits such as Israeli Approved Enterprise programs, may prove to be insufficient due to Israeli tax limitations, or may prove to be insufficient to offset tax liabilities from foreign tax authorities. Foreign tax authorities may also use our gross profit or our revenues in each territory as the basis for determining our income tax, and our operating expenses might not be considered for related tax calculations. This could adversely affect our results of operations.

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

We could be exposed to risk if the rate of inflation in Israel exceeds the rate of devaluation of the NIS in relation to the Yen, U.S. dollar, Euro, Rupee and other currencies of other foreign countries in which we operate, or if the timing of such devaluation lags behind inflation in Israel. In that event, the cost in U.S. dollars of our operations in Israel would increase and our U.S. dollar-measured results of operations would be adversely affected. For example, in 2011, the value of the U.S. dollar increased in relation to the NIS by 7.7%, while inflation in 2011 increased by 2.2%, and in 2010, the value of the U.S. dollar decreased in relation to the NIS by 6.0%, while inflation increased by 2.7%. As a result, our salary expenses, which are primarily linked to the NIS, increased in U.S. dollar terms. In 2009, the value of the U.S. dollar decreased in relation to the NIS by 0.7%, after fluctuating during the year, while inflation increased by 3.9%. Our issuance in March 2007 and June 2011 of convertible notes that are denominated in NIS has made us more sensitive to increases in the value of the NIS relative to the U.S. dollar. In 2009 and 2010, the value of the U.S. dollar decreased in relation to the NIS, and the Israeli CPI increased, which caused us to record significant financial expenses in relation to the Series A notes. Due to these fluctuations, we may record higher or lower expenses in our financial statements.

We benefit from government grant programs that may be reduced and may be unavailable to us in the future. Our participation in these programs restricts our ability to freely transfer manufacturing rights and technology out of Israel.

Since our inception, we have relied on grants from the Israeli government and other institutions for the financing of a portion of our product development expenditures. Due to reductions of the budget of Israel’s Office of the Chief Scientist of the Ministry of Industry, Trade and Labor, the amount of grants we receive from the Israeli government in the future might be lower than in prior years, if we receive any at all. We recognized grants in the amount of $1.7 million in 2009, $2.6 million in 2010 and $3.2 million in 2011.

Generally, according to Israeli law, any products developed with grants from the Office of the Chief Scientist, or OCS, are required to be manufactured in Israel, unless we obtain prior approval of a governmental committee. As a condition to obtaining this approval, we may be required to pay the OCS up to 300% of the grants we received and to repay these grants at an accelerated rate, depending on the portion of manufacturing performed outside Israel. We have obtained an approval from the OCS to manufacture part of our products outside Israel. We intend to keep sufficient manufacturing activities in Israel so that we will be subject to a repayment percentage of up to 150% of the grants we received. In addition, we are prohibited from transferring to third parties the knowhow developed with these grants without the prior approval of a governmental committee. If such approval is given, we may be required to pay the OCS all or significant portion of the proceeds from transferring to third parties the knowhow developed with these grants. Based on a request from the OCS, we reported and made certain payments related to our manufacturing activities outside of Israel. In addition, the OCS has claimed that we are required to repay grants related to a research and development project that was cancelled. We are disputing some of the claims made by the OCS and are attempting to negotiate a settlement of the claim. While we have made a provision in our financial statements to cover the estimated outcome of this claim, the amount we ultimately pay may exceed our estimate. If we cancel additional projects, the OCS may demand the repayment of grants we received in the past. The OCS may also dispute our reports related to our manufacturing activities outside of Israel. If we are required to pay the OCS more than what we provided for in our financial statements, it could adversely affect our results of operations.

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

For more information about Approved Enterprises, see “Item 5.B - Liquidity and Capital Resources – Effective Corporate Tax Rates in Israel,” and “Item 10.E – Taxation – Israeli Tax Considerations – Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959” in this Annual Report, and Note 7a to the financial statements for the year ended December 31, 2011, included in this Annual Report.

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

Risks Relating to the Ownership of our Ordinary Shares

If the Arrangement comes into effect, holders of our ordinary shares may experience significant dilution as a result of the conversion of our Series A notes or Series B notes into our ordinary shares under the terms of the Arrangement. The market price of our ordinary shares has been adversely affected as a result of the lower conversion prices of our notes under the Arrangement and could be further adversely affected.

According to the terms of the Arrangement, the conversion prices of our Series A and Series B notes would be significantly reduced. Specifically, during the period from the effective date of the Arrangement until the later of 20 days following the effective date of the Arrangement and June 25, 2012, the Series A notes would have a conversion price of approximately $0.37 per share, after which time the conversion price would be approximately $2.04 per share.  The conversion price of the Series B notes would be approximately $2.04 during the initial ten-day period following the effective date of the Arrangement and approximately $0.49 per share during the subsequent 25-day period, after which the conversion price would revert back to approximately $2.04 per share (based on the U.S. Dollar/NIS exchange rate at March 29, 2012).  We would also have the right to force the conversion of the Series A notes and/or the Series B notes at the then applicable conversion price if the prevailing market price of our ordinary shares is at least $3.00 per share.

While we cannot foresee when or to what extent the principal amount of our notes would be converted, the conversion of all or a significant portion of our notes after the Arrangement comes into effect would result in significant dilution of the holdings of our shareholders. As of May 1, 2012, we had 22,769,019 ordinary shares outstanding. Assuming the conversion of all our Series A notes and Series B notes pursuant to the terms of the Arrangement and the additional court approval referenced above, we would have to issue between approximately 13.7 million and 75.9 million ordinary shares depending on when the notes were converted, compared to approximately 4.4 million ordinary shares according to the terms of the notes prior to the Arrangement, which would result in the dilution of each of our shareholders’ ownership interest by between 37.6% and 76.9% pursuant to the Arrangement, compared to dilution by 16.1% prior to the Arrangement.

There may be an adverse effect on the market price of our shares as a result of shares being sold or available for sale in the future. If our shareholders sell substantial amounts of our ordinary shares, including shares issued upon the exercise of outstanding options, warrants or convertible notes, the market price of our ordinary shares may fall. The ordinary shares that may be issued as a result of conversion of notes by our note holders will be freely tradable, and the note holders may promptly try to sell such shares in the public markets. There is no assurance that there will be sufficient liquidity to enable such sales.  Such sales, and the potential for such sales, could cause the market price of our ordinary shares to decline significantly. They also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

We do not satisfy two of the NASDAQ requirements for continued listing.  If we are unsuccessful in regaining compliance, NASDAQ will delist our ordinary shares.

         On January 3, 2012, we received a notification from the NASDAQ Listing Qualifications Staff indicating that our ordinary shares would be delisted from the NASDAQ Global Market because we did not satisfy the minimum $10 million shareholders’ equity requirement for continued listing on that market, unless we requested a hearing before a Nasdaq Listing Qualifications Panel. We requested such a hearing, which was held on February 9, 2012.  On March 28, 2012, we received a notification from the Panel that it has granted our request for continued listing, as well as our request that our shares be transferred to the NASDAQ Capital Market.  The minimum shareholders' equity requirement of the NASDAQ Capital Market is $2.5 million.  The Panel conditioned our continued listing on the NASDAQ Capital Market on our satisfying this requirement by June 27, 2012 and demonstrating to the Panel our ability to maintain compliance through 2012. On May 10, 2012, we received a notice from the Nasdaq Listing Council that it would review the decision of the Nasdaq Listing Qualifications Panel. The Listing Council review will not begin until the conclusion of the matter before the Panel. We cannot predict what effect, if any, this review would have on our listing on Nasdaq.

In addition, on February 15, 2012, we received a notification from the NASDAQ Listing Qualifications Staff that, for the previous 30 consecutive business days, the bid price for our ordinary shares had closed below the minimum $1.00 per share required for continued listing on NASDAQ. We will be afforded 180 calendar days to regain compliance with the minimum bid price requirement, which requires that the bid price for our ordinary shares close at $1.00 per share or more for a minimum of ten consecutive business days. The grace period expires on August 13, 2012 and might be extended for an additional 180-day period if we meet certain other listing criteria.

We intend to actively monitor the bid price for our ordinary shares during the grace period and will consider all available options to resolve the deficiency and regain compliance with the NASDAQ minimum bid price requirement. If necessary, we may effect a reverse stock split to regain compliance with the minimum bid price requirement. In the event that the bid price deficiency is not cured by the end of the applicable grace period, our ordinary shares will be subject to delisting.

We cannot assure you that we will be able to regain compliance with the minimum shareholders' equity and bid price requirements or that we will be able to continue to meet the other continued listing requirements of the NASDAQ Capital Market in the future.  If we fail to satisfy all the continued listing requirements of the NASDAQ Capital Market by the applicable deadlines and our shares are delisted from NASDAQ, trading in our ordinary shares in the United States may be conducted, if available, on the Over the Counter Bulletin Board Service or another medium. In the event of such delisting, an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of, our ordinary shares, and our ability to raise future capital through the sale of our ordinary shares could be adversely affected. In addition, in the event of such delisting, we may be required to comply with enhanced reporting obligations under the Israeli securities laws, in addition to the reporting obligations under the U.S. securities laws, which  could require additional management attention, increase our legal and accounting expenses and raise our exposure to sanctions for possible violations of Israeli securities laws.

Holders of our ordinary shares who are U.S. residents face certain income tax risks. In any tax year, we could be deemed a passive foreign investment company, which could result in adverse U.S. federal income tax consequences for U.S. holders of our ordinary shares.

Based on the composition and value of our gross assets during 2007, 2008 and 2009, it is likely that we would be deemed to have been a passive foreign investment company, or PFIC, for U.S. federal income tax purposes during each of such years. For 2006, 2010 and 2011, we believe that we would not be deemed to have been a PFIC. There can be no assurance that we will not be deemed a PFIC for any future tax year in which, for example, the value of all our assets, as measured by the public market valuation of our ordinary shares and the amount of our liabilities, declines in relation to the value of our passive assets (such as cash, cash equivalents and marketable securities). If we are a PFIC for any tax year, U.S. holders of our ordinary shares during such year may be subject to increased U.S. federal income tax liabilities and reporting requirements for such year and succeeding years, even if we are no longer a PFIC in such succeeding years.

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

As of May 1, 2012, Izhak Tamir, our President and a member of our Board of Directors, beneficially owned an aggregate of 2,265,367 ordinary shares, representing 9.5% of our outstanding ordinary shares, including 420,000 ordinary shares issuable upon the exercise of options at an exercise price of $27.14 per share, 25,000 ordinary shares issuable upon the exercise of warrants at an exercise price of $5.66 per share, 78,000 ordinary shares issuable upon the exercise of warrants at an exercise price of $3.50 per share and 673,100 ordinary shares issuable upon the conversion of Series B notes at a conversion price of NIS 10.00 per share (approximately $2.62, based on the U.S. Dollar/NIS exchange rate at December 31, 2011). In the event the Arrangement comes into effect, the conversion price of the Series B notes will change and Mr. Tamir will be entitled to convert his Series B notes into up to 3,678,142 ordinary shares, if these notes are converted during the time window in which the conversion price is reduced to $0.49. As of May 1, 2012, Eric Paneth, our Chief Executive Officer and a member of our Board of Directors, beneficially owned an aggregate of 1,583,617 ordinary shares, representing 6.8% of our outstanding ordinary shares, including 420,000 ordinary shares issuable upon the exercise of options at an exercise price of $27.14 per share, 18,750 ordinary shares issuable upon the exercise of warrants at an exercise price of $5.66 per share, 66,000 ordinary shares issuable upon the exercise of warrants at an exercise price of $3.50 per share and 54,600 ordinary shares issuable upon the conversion of Series B notes at a conversion price of NIS 10.00 per share. In the event the Arrangement comes into effect, the conversion price of the Series B notes will change and Mr. Paneth will be entitled to convert his Series B notes into up to 298,361 ordinary shares, if these notes are converted during the time window in which the conversion price is reduced to $0.49.

Each of Mr. Tamir and Mr. Paneth is an executive officer and a member of our Board of Directors. Currently, Messrs. Tamir and Paneth are not parties to a shareholders’ agreement. However, if Messrs. Tamir and Paneth act together, they may have the power to control the outcome of matters submitted for the vote of shareholders, including the approval of significant change in control transactions. The equity interest in Orckit of Mr. Tamir and Mr. Paneth may make certain transactions more difficult and result in delaying or preventing a change in control of us unless approved by one or both of them. If the Arrangement comes into effect and a significant amount of notes are converted, the percentage ownership of Messrs. Tamir and Paneth could decrease. If Messrs. Tamir and/or Paneth elect to convert Series B notes they hold, the percentage ownership of Messrs. Tamir and Paneth could increase, depending on the amount of Series A and Series B notes that holders elect to convert.  In addition, pursuant to the terms of the Arrangement, Messrs. Tamir and Paneth each undertook to invest at least 20% of any equity offerings (up to $2.0 million each) that we may effect until April 2, 2013, provided that at least $7.0 million is invested by other investors.

Our shareholder bonus rights plan and the super-majority voting requirements in our articles of association may delay, prevent or make more difficult a hostile acquisition of us, which could depress our share price.

In November 2001, we adopted a shareholder bonus rights plan pursuant to which share purchase bonus rights were distributed to our shareholders.  These rights generally will be exercisable and transferable apart from our ordinary shares only if a person or group acquires beneficial ownership of 15% or more of our ordinary shares, or commences a tender or exchange offer upon consummation of which that person or group would hold such a beneficial interest. Once these rights become exercisable and transferable, the holders of rights, other than the person or group triggering their transferability, will be generally entitled to purchase our ordinary shares at a discount from the market price. We extended the shareholder bonus rights plan in November 2011, and the rights will expire on December 31, 2014, unless our Board takes action to amend the expiration date.  While these rights remain outstanding, they may make an acquisition of us more difficult and result in delaying or preventing a change in control of Orckit.

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

The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. Between January 1, 2006 and May 11, 2012, our share price has fluctuated from a low of $0.38 to a high of $31.22. The following factors may cause significant fluctuations in the market price of our ordinary shares:

•	fluctuations in our quarterly revenues and earnings or those of our competitors;

•	shortfalls in our operating results compared to levels forecast by securities analysts;

•	changes in the conversion prices of our convertible notes, as contemplated by the Arrangement;

•	announcements concerning us, our competitors or telecommunication companies;

•	announcements concerning our customers;

•	announcements of technological innovations;

•	the introduction of new products;

•	changes in product price policies involving us or our competitors;

•	market conditions in the industry;

•	the conditions of the securities markets, particularly in the technology and Israeli sectors; and

•	political, economic and other developments in the State of Israel and worldwide.

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

We have experienced and expect to continue to experience significant fluctuations in our quarterly results of operations. In some periods, our operating results may be below public expectations or below revenue levels and operating results reached in prior quarters or in the corresponding quarters of the previous year. If this occurs, the market price of our ordinary shares could decline.  The following factors have affected our quarterly results in the past and are likely to affect our quarterly results in the future:

•	size and timing of orders, including order deferrals and delayed shipments;

•	launching of new product generations;

•	acquiring a new customer or losing a customer;

•	length of approval processes or market testing;

•	technological changes in the telecommunication industry;

•	accuracy of telecommunication company, distributor and original equipment manufacturer forecasts of their customers’ demands;

•	changes in our operating expenses;

•	the timing of approval of government research and development grants;

•	disruption in our sources of supply;

•	competitive pricing pressures;

•	funding required for our operations;

•	general economic conditions;

•	terms and conditions of supply agreements with our customers and their impact on our recognition of revenues from these agreements;

•	changes in our revenue recognition practice as a result of changes in the commercial terms between us and our customers;

•	determination of the fair value of the conversion feature in our convertible notes;

•	timely payments of receivables by customers;

•	changes in payment terms between us and our suppliers which could accelerate the timing of payments by us and negatively affect our working capital and cash balances;

•	changes in payment terms between us and our customers which could defer the timing of payments by our customers and negatively affect our working capital and cash balances; and

•	repayment of our convertible notes, including upon early redemption thereof.

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

On August 3, 2010, we entered into a Standby Equity Purchase Agreement, or SEPA, with YA Global Master SPV Ltd., or YA Global, a fund managed by U.S.-based Yorkville Advisors, as investor under the SEPA. The SEPA provides that over a commitment period of up to three years and upon the terms and subject to the conditions set forth therein, YA Global is committed, on our request, to purchase up to $10 million of our ordinary shares in multiple tranches at a price equal to 95.5% of the lowest daily volume weighted average price of our ordinary shares on NASDAQ during the five NASDAQ trading days following our advance notice, subject to restrictions that YA Global ownership of our shares will not exceed 4.99% and that shares are not purchased in an amount exceeding $500,000 per week. While we have not as yet requested that shares be purchased under the SEPA, we might choose to do so in the future, although the low prevailing market prices and trading volume of our ordinary shares may preclude this possibility. The sale of our ordinary shares pursuant to the SEPA will result in dilution of the percentage of our ordinary shares held by current and future shareholders. Because the sales pursuant to the SEPA will be made based on prevailing market prices at the time advances are made, the prices at which we sell these shares and the number of shares we will issue will vary, perhaps significantly, with the market price of our ordinary shares. In addition, we may issue additional ordinary shares upon the conversion or exercise of our outstanding stock options, warrants and convertible subordinated notes, and other rights to acquire our ordinary shares.

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

As an Israeli company subject to U.S. federal securities laws, we spend a significant amount of management time and resources to comply with laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, SEC regulations, NASDAQ listing rules and the Companies Law. Section 404 of the Sarbanes-Oxley Act requires an annual review and evaluation of our internal control over financial reporting of the effectiveness of these controls by our management. There is no guarantee that these efforts will result in management assurance that our internal control over financial reporting is adequate in future periods. In connection with our compliance with Section 404 and the other applicable provisions of the Sarbanes-Oxley Act, our management and other personnel devote a substantial amount of time, and we may need to hire additional accounting and financial staff, to assure that we continue to comply with these requirements.  The additional management attention and costs relating to compliance with the Sarbanes-Oxley Act, the Dodd-Frank Act and other corporate governance requirements could materially and adversely affect our financial results.

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

Major Developments since January 1, 2011

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

In April 2011, we announced that K-net Telekommunikation Gmbh, a leading German telecommunication service provider, had deployed our MPLS based CM-4000 PTN switches and CM View, our network management system, together with support from 3M Services, to upgrade its transport networking infrastructure for the delivery of enterprise VPN and carrier-of-carrier applications.

In April 2011, we announced the establishment of a new research and development branch in India. The new facility includes multiple research labs and is intended to strengthen research and development efforts of our PTN solutions for Indian customers, as well as to extend our global research and development efforts.

On June 1, 2011, we announced that we issued Series B convertible notes due December 31, 2017 in a public offering in Israel in the aggregate principal amount NIS 30,779,000 (approximately $9.0 million based on the U.S. Dollar/NIS exchange rate at that time) at a price of NIS 940 per unit (each unit comprised of NIS 1,000 principal amount of Series B notes). The Series B notes bear interest at the rate of 8% per year, are not linked to the Israeli CPI and are convertible into our ordinary shares at the election of the holders thereof at the price of NIS 10.00 per share (approximately $2.66 based on the U.S. Dollar/NIS exchange rate at April 15, 2012). If the Arrangement comes into effect, the conversion price and other terms of the Series B notes will be amended. See Item 10.C of this Annual Report. The gross proceeds of the offering were approximately $8.5 million and the net proceeds of the offering were approximately $8.0 million. The issuance included the sale to Mr. Tamir of NIS 6,731,000 principal amount of the Series B notes (approximately $1.99 million based on the exchange rate at that time) and to Mr. Paneth of NIS 546,000 principal amount of our Series B Notes (approximately $160,000 based on the exchange rate at that time). In addition, Catalyst Private Equity Partners (Israeli) II, LP and affiliated funds purchased an aggregate of NIS 3,724,000 principal amount of our Series B notes (approximately $1.1 million based on the exchange rate at that time).  The purchases by Messrs. Tamir and Paneth and by the Catalyst funds were made on the same terms as all the other individual investors and institutional investors, respectively, in our public offering of these notes in Israel. Mr. Yair Shamir, an outside director of Orckit at that time, serves as the Chairman of the management company of the Catalyst funds. Because of potential conflicts of interest that may arise as a result of Mr. Shamir’s role at Catalyst and the investments by the Catalyst funds in us and his role as an outside director of Orckit, Mr. Shamir resigned from Orckit's board of directors in June 2011.

On June 21, 2011, we announced the introduction of our CM-401x PTN access product line. The new product portfolio is based on 14G full duplex of non-blocking, switching capacity, packed in 1RU with a broad mixture of  Ethernet, PDH and SDH interfaces. With the introduction of CM-401x, we strengthened our offering for telecommunication service providers worldwide by offering end-to-end PTN solutions ranging from access to core. This portfolio is aimed at mobile 2G/3G/4G cellular or hub site gateways, as well as service providers delivering enterprise services.

On July 25, 2011, we announced that HEAG MediaNet, a leading German telecommunication service provider, had selected for deployment our MPLS and MPLS-TP based CM-4000 PTN switches and the accompanying CM-View network management system, complemented by 3M Services' comprehensive support scheme, in order to expand its networking infrastructure for the delivery of carrier, enterprise VPN and residential broadband services on a converged networking layer.

On December 7, 2011, we announced that e.discom Telekommunikation GmbH, a regional German telecommunication service provider, had selected for deployment our MPLS and MPLS-TP based CM-4000 PTN switches and the accompanying CM-View network management system, complemented by 3M Services' comprehensive support platform, to enable low latency and high priority traffic for the delivery of carrier, enterprise VPN and residential broadband services on a converged networking layer. An initial purchase order for approximately $1.0 million was accepted and shipment started in the third quarter of 2011.

On December 14, 2011, we announced that Cable Color, a leading telecommunication service provider in Honduras, had selected our IP/MPLS and MPLS-TP based CM-4000 PTN switches and the accompanying CM-View network management system in order to introduce a networking environment for broadband and enterprise VPN services. Cable Color operates a highly advanced network using state-of-the-art technologies to provide a wide range of broadband services to its customers.

On January 1, 2012, to enable us to carry out our business plan while seeking a settlement with the holders of our Series A notes and Series B notes, we filed with the Tel Aviv District Court a petition (the "Petition") under Section 350 of the Companies Law for a stay of proceedings on actions by creditors, including our note holders. Following the filing of the Petition, we and the representatives of the holders of our Series A notes agreed to devote additional time to negotiate an arrangement, without the involvement of the Court, that would defer the March 2012 early redemption right of each Series A note holder for a portion of the principal amount of the notes. Accordingly, on January 2, 2012, we and such representatives jointly filed a request with the Court to suspend the Petition. On February 15, 2012, we reached a written agreement with the respective representatives of the holders of our Series A notes and Series B notes with respect to the Arrangement. On February 22, 2012, we filed a petition with the Court regarding the Arrangement, as required by the Section 350 of the Companies Law, and on February 26, 2012, we formally withdrew the Petition.  For more information about the terms of the Arrangement and its approval process, see Item 10C below.

On March 28, 2012, we received a notification from a NASDAQ Listing Qualifications Panel that it has granted our request to transfer our shares from the NASDAQ Global Market to the NASDAQ Capital Market.  Our continued listing on NASDAQ is subject to our meeting certain listing conditions by specific deadlines. The Panel conditioned our continued listing on the NASDAQ Capital Market on our satisfying the minimum shareholders’ equity requirement of $2.5 million by June 27, 2012 and demonstrating to the Panel our ability to maintain compliance through 2012.  We also need to regain compliance with the minimum bid price requirement of $1.00 per share. See Item 9A in this Annual Report for a more complete description of the listing conditions and the deadlines we need to meet.

On April 19, 2012, our shareholders approved the Arrangement between us and the holders of our Series A notes and our Series B notes, as well as an increase in our authorized share capital from 95,000,000 ordinary shares to 170,000,000 ordinary shares, to become effective as of the effective date of the Arrangement. See Item 10.C of this Annual Report for a description of the Arrangement.

On May 10, 2012, we held a joint meeting of our Series A note holders and Series B note holders to approve the Arrangement, and voting by written ballot was open until May 13, 2012.  The holders of each series of notes duly approved the Arrangement and the amended trust agreement related thereto.

On May 14, 2012, we filed a petition with the Court requesting its final approval of the Arrangement, subject to the satisfaction of all conditions precedent. See Item 10.C of this Annual Report for a summary of the conditions to the Arrangement.

Principal Capital Expenditures

Our principal capital expenditures to date have been the purchase of equipment and other software tools used in our business. These purchases totaled  $465,000 in 2009, $557,000 in 2010 and $653,000 in 2011. We used internal resources to finance these capital expenditures.

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

Our first generation product line, CM-100 was first delivered for commercial deployment in 2004.  In 2004, this product was selected for commercial deployment by KDDI Corporation in Japan, or KDDI, a major telecommunication carrier in Japan.   KDDI deployed the CM-100 product line as part of a nation-wide build up in Japan of an advanced metro network that is intended to carry “residential triple play” services, which are a bundled offering of voice services, Internet access and a range of video and other media services, as well as Ethernet services for business customers and TDM circuit emulation for 3G mobile backhauling, all based on IP protocols.

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

Our CM-4000 product lines are designed to enable the provision and management of data, video and voice transport services in an efficient manner that is expected to reduce the costs of transport service providers. Supporting fiber-optic infrastructures, the CM-4000 supports a wide range of interfaces for video, data and voice, together with synchronization technologies which are essential for, but not limited to, backhauling of mobile broadband traffic. It provides multi-service capabilities and reliability similar to the CM-100, while offering higher switching capacity and larger Ethernet user port density. Shipments of the CM-4000 began in 2008.

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

In 2009, our CM-4000 products were selected and started to be deployed by BSNL in India as part of a nationwide, next generation broadband, triple play network. In November 2009, a leading Scandinavian telecommunication service provider selected our CM-4000 product to enable services migration and expansion for residential, enterprise and mobile subscribers with shipments beginning in late 2009. Our CM-4000 products were also chosen and deployed by Technoserv a leading Russian distributor dedicated to system integration, MetroNet, a Mexican telecommunication service provider, several customers in Germany through 3M Services, as well as by several additional customers.

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

The main driver for growth of data traffic is the adoption of new video services by consumers, as well as the explosive growth in the use of tablets and smart phones.  Services such as video-on-demand, HDTV, catch-up TV, file sharing and Internet-TV, delivered over fixed and mobile broadband access technologies, are imposing new requirements on service providers’ networks in terms of bandwidth scaling and quality of service. Video services require peak bandwidth capacity on orders of magnitude higher than deployed for Internet access services, but only at certain hours of the day. Additionally, video services have different characteristics than internet access and voice services. Video services are sensitive to jitter, loss and delay. In addition, existing mechanisms to ensure quality of experience that were developed to address traditional services are insufficient for HDTV and other new video services. Our CM product line was designed to address these requirements for the delivery of video services to consumers.

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

IEEE 1588v2. IEEE 1588v2 is a standard that provides the means to deliver phase and frequency synchronization over packet networks. While frequency synchronization can be provided by legacy SONET/SDH networks, phase synchronization, required for TDD LTE and WiMax, cannot be provided by such legacy networks, and the (more expensive) alternative is to have all the base stations in such wireless networks synchronized using GPS.

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

Our CM-4000 was designed to efficiently deliver a mix of TDM and advanced packet services over a single, converged transport infrastructure. It offers a traffic management scheme that provides end-to-end performance during congestion, and enables dynamic bandwidth reclamation and optimal bandwidth utilization for the delivery of the following packet and TDM services:

o	E-Line, E-Tree and E-LAN services with differentiated quality of service, or QoS, application-aware classification and service level agreement, or SLA, guarantee;

o	Ethernet virtual private line, or EVPL, and virtual private LAN services, or VPLS;

o	SONET/SDH to Ethernet interworking;

o	A full range of TDM (PDH and SONET/SDH) private line services; and

o	Non-blocking SONET/SDH low-order and high-order cross connect.

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

Our CM-4000 product line includes the CM-4314, CM-4206, CM-4140 and CM-401x systems. These systems can be deployed in a variety of topologies, including ring, mesh and tree, over one or multiple 10 Gbps wavelengths.

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

In June, 2011, we announced the introduction of our CM-401x PTN access product line. The new product portfolio is based on 14G full duplex of non-blocking, switching capacity, packed in 1RU with a broad mixture of Ethernet, PDH and SDH interfaces. With the introduction of CM-401x, we strengthened our offering for telecommunication service providers worldwide by offering end-to-end PTN solutions ranging from access to core. This portfolio is aimed at mobile 2G/3G/4G cellular or hub site gateways, as well as service providers delivering enterprise services.
The CM-4206 and CM-4314 systems support a common set of interchangeable interface cards and common modules. They support a rich set of Ethernet, TDM, MPLS, MPLS-TP and synchronization functionality with two different chassis form factors, and utilize a common hardware and software architecture.

Sales, Marketing and Service

Sales and Marketing. We market our products to telecommunication companies both directly and indirectly through original equipment manufacturers, strategic alliances and agency and distribution arrangements. In addition, we believe that our participation in technology committees involved in the establishment of industry standards is a strong marketing tool. As of December 31, 2011, overall marketing and sales efforts were conducted by approximately 29 employees or agents.

We conduct our sales and marketing efforts through our presence in Mexico, India, Israel, Japan, Korea, the Philippines and Thailand. We also conduct our sales and marketing efforts in selected additional markets in Europe, Asia Pacific and Latin America mainly through our headquarters in Tel Aviv, Israel. We expect our product lines to offer benefits to carriers in these markets as they are in the early phases of implementing high-bandwidth networks for Ethernet services, other advanced data services, TV and video services.

The following is a summary of revenues by geographic area based on the location of the end users for the last three years:

	Year ended December 31
	2009	2010	2011
	(In thousands)
Japan	$6,015	$3,485	$2,694
Germany	1,725	1,947	3,308
Korea	2,916	242	169
United States	1,655	135	194
India	--	5,852	2,622
Sweden	--	1,360	3,601
Other	416	1,610	2,997
	$12,727	$14,631	$15,585

The substantial majority of our revenues in 2008 and 2009 were generated from our CM-100 metro product line. The majority of our revenues in 2010 and 2011 were generated from our CM-4000 metro product line. Our sales to KDDI in Japan accounted for 44.0% of our revenues in 2009, 23.1% of our revenues in 2010 and 16.6% of our revenues in 2011. Sales to Media Broadcast in Germany accounted for 13.6% of our revenues in 2009, 6.6% of our revenues in 2010 and 2.6% of our revenues in 2011. Sales to SK Broadband in Korea accounted for 22.9% of our revenues in 2009, 1.7% of our revenues in 2010 and 0.8% of our revenues in 2011. Sales to BSNL in India accounted for 40% of our revenues in 2010 and 16.8% of our revenues in 2011. Sales to 3M accounted for 6.7% of our revenues in 2010 and 18.6% of our revenues in 2011. Sales to a Scandinavian service provider accounted for 9.3% of our revenues in 2010 and 23.1% of our revenues in 2011. While we continued to expand our customer base in 2011, we still expect to depend on purchases by a very limited number of telecommunication carriers for the substantial majority of our product revenues.

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

The introduction of our CM-4140 and CM-401x products shortened this long cycle of trials for simple deployment applications because these platforms are installed closer to the access portion of the network, while other platforms are installed closer to the core of the network.

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

Customers and End-users

To date, our CM-100 products have been commercially deployed by KDDI in Japan, Media Broadcast in Germany and SK Broadband in Korea. Our CM-4000 products have been commercially deployed by BSNL in India and by multiple Tier2 and Tier3 customers around the world.

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

In February 2008, our CM-100 and CM-4000 product lines were selected by Media Broadcast GmbH, or Media Broadcast, as a network infrastructure building block for network solutions deployed by Deutsche Telekom’s wholesale business unit, and leased to a leading cable operator in Germany. Deployments of our CM-100 products in two regions began in 2008 and deliveries were also made, to a lesser extent, in 2009, to a lesser extent in 2010, and to an even lesser extent in 2011.  Further deliveries of our CM-100 products, initial deployment of our CM-4000 products and any expansion of service for Media Broadcast are subject to the cable operator’s decisions. Our sales to Media Broadcast in Germany are made pursuant to a master sales agreement that governs sales to them. We provide to Media Broadcast a product warranty and post-contract hardware and software support services with respect to products sold. Media Broadcast will provide on-site product support services and training to the end user. The master agreement sets general terms regarding sales that are made to targeted customers. Media Broadcast submits purchase orders for products on an as needed basis and is not committed to purchase any specific quantity of products.

In September 2008, our CM-100 was selected by Korea’s Hanaro Telecom (now called SK Broadband) as their main network infrastructure building block for their premium IPTV services. Deliveries of our CM-100 in Korea started in late 2008 and continued in higher volumes in 2009. Revenues in 2010 and 2011 from SK Broadband were insignificant due to the limited growth of subscribers for its IPTV service. Our sales to SK Broadband in Korea are made pursuant to an agreement of sale with a distributor of telecommunication and enterprise products in Korea. We provide to SK Broadband a product warranty and post-contract hardware and software support services with respect to products sold. The distributor provides on-site product support services and training to the end user. The agreement sets general terms regarding sales that are made through this distributor. SK Broadband submits purchase orders for products on an as needed basis and is not committed to purchase any specific quantity of products.

CM-4000 customers and end users

In June 2009, our CM-4000 was selected by Mexico’s MetroNet  as their main network infrastructure building block. The CM-4140 was selected to replace MetroNet’s existing carrier Ethernet switches that were at the end of their life and could not be purchased any longer. Interoperability between our CM-4140 and their existing equipment was a requirement that enabled MetroNet to continue delivery of Carrier of Carrier Ethernet services to leading carriers in Mexico over a multi-vendor network until the expected transition to a full CM-4140 network is completed. Deliveries of our CM-4000 in Mexico started at the end of 2008 and continued in higher volumes in 2009, 2010 and 2011. Our sales to MetroNet in Mexico are made directly. We provide to MetroNet a product warranty and post-contract hardware and software support services with respect to products sold, as well as on-site product support services and training. MetroNet submits purchase orders for products on an as needed basis and is not committed to purchase any specific quantity of products.

In September 2009, our CM-4000 was selected by a Scandinavian service provider to replace its TDM legacy network (SDH) with a packet based transport network (PTN). Originally, the CM-4000 was selected to deliver a mix of legacy TDM services and packet based services over a converged packet network. It is now being used primarily for 4G LTE backhauling. Deliveries of our CM-4000 started with low volumes at the end of 2009 and have continued with a higher volume in 2010 and 2011. Our sales to this customer are made directly. We provide a product warranty and post-contract hardware and software support services with respect to products sold, as well as on-site product support services and training. This customer submits purchase orders for products on an as needed basis and is not committed to purchase any specific quantity of products.

Since 2008, we have had a business collaboration with 3M Services to distribute our CM-4000 packet transport gears. This strategic alliance has led to the selection of our CM-4000 product by a number of new customers, most of which are regional operators in Germany. Among our new customers are VSE NET, EnviaTel, HEAG MediaNet and e.discom Telekommunikation GmbH, each of which selected our CM-4000 products for delivery of Ethernet services for business customers. Deployments of our CM-4000 products by some of these customers began in 2011. We provide to 3M Services a product warranty and post-contract hardware and software support services with respect to products sold. 3M Services provides on-site product support services and training to the end user. The master agreement sets general terms regarding sales that are made to targeted customers. 3M Services submits purchase orders for products on a need basis and is not committed to purchase any specific quantity of products.

In September 2009, our CM-4000 products were selected by BSNL in India as part of a nationwide, next generation broadband, triple play network based on gigabit passive optical network (GPON) and carrier Ethernet technologies. In 2010 we started to recognize revenues from sales to BSNL. Our initial sales to BSNL were made pursuant to an agreement of sale with an OEM distributor of telecommunication equipment in India. In November 2010, we announced the receipt of an additional purchase order and immediate deployment of our CM-4000 products from Alphion Corporation, a distributor in India, for deployment to BSNL through ITI Ltd. Our solutions are being deployed as part of a nationwide, next generation broadband, triple play network based on GPON and carrier Ethernet technologies. Through both channels, we provide to BSNL a product warranty and post-contract hardware and software support services with respect to products sold.

Customer Pipeline

We are involved in various stages of the sales process with telecommunication companies located in various countries around the world.  As described above, before telecommunication companies can purchase our products, the products undergo a lengthy approval process. Evaluations of our technology and design of modifications of products required to meet customers’ requirements take many months and/or years prior to commercial selection.

Tier 1 telecommunication companies typically do not work directly with small equipment providers like us. To overcome this hurdle, our strategy is to convince potential Tier 1 customers of the significant advantages of our technology. This requires us to invest in product trials and the development of features and specifications required by potential customers. Once a potential Tier 1 customer is convinced of the advantages of our product line, it may recommend that its incumbent equipment suppliers integrate our products into the overall technology solution to be purchased by the potential customer.

Potential Customers Located in India

India is the country in which our involvement in sales processes with potential Tier 1 customers is in the most advanced stages.  While we have made significant progress with three Tier 1 telecommunication providers in India since the fourth quarter of 2010, when we launched our marketing activity in the private sector in India, there is no assurance that we will be awarded any of these projects.  If we are awarded any of these projects, it is expected that we will first begin to receive purchase orders in the second half of 2012.  We believe that the aggregate annual budget of these three telecommunication providers for legacy SDH technology (which is to be replaced by converged technology such as ours) was more than $150 million.  Annual purchases by each telecommunication provider are typically allocated between two or more suppliers.

The Indian telecommunications market is currently experiencing an economic slowdown and the demand for third generation cellular services is not growing at the pace that was expected.  If the telecommunications market in India does not grow and prosper, the market for our products in India could be materially adversely affected and potential contracts and orders for our products from Indian telecommunication providers may be delayed or may not materialize at all. As a result of the uncertainty in the telecommunications market in India, many telecommunications companies in India are reducing their capital expenditures. This could delay or reduce the amount of our products that customers in India may be willing to purchase from us. As a result, we may not receive any purchase orders that are currently expected in the second half of 2012.

Recently, the Supreme Court in India cancelled a large number of licenses for 2G mobile networks issued in 2008. The Court decided that the Indian government had awarded these licenses in an arbitrary and unconstitutional manner and for less than market value. While this decision affects only a small percentage of the mobile phone users in India and affects only one provider referred to below with whom Orckit is in discussions, the uncertainty caused by this decision could result in increased prices for cellular service in India, adversely affect the telecommunication market in India and reduce foreign investment in the market. Set forth below is the status of our sales process with respect to each of three potential Tier 1 customers in India.

Indian Telecommunication Provider 1 - We are in the process of seeking potential sales to this company through two channels:

1.
A global original equipment manufacturer, or OEM, channel. The global OEM has an agreement with the potential customer and is an incumbent major supplier of that customer. We are in intensive discussions with this global OEM channel to include our product line in the portfolio to be supplied to the telecommunication provider in India and in other markets. The signing of an agreement with this OEM also requires, among other things, the completion of the testing of a specific new feature, as well as an extensive interoperability test, which commenced on May 9, 2012 and is expected to last approximately seven weeks. There is no assurance that an agreement with this OEM channel will be signed even if the results of the tests are successful.

2.
A local Indian telecom supplier. We have signed an agreement with a local telecom supplier that has submitted a proposal to the Tier 1 telecommunication provider that includes our products for a project. The telecommunication provider wants to test the same new feature to be tested by the global OEM channel, but due to insufficient resources, we are unable to conduct two sets of tests concurrently. Therefore, we have asked the telecommunication provider to commence its tests after the completion of the tests by the global OEM channel. We believe that, if the tests are successful, there is a possibility that an agreement between the local telecom supplier and the potential customer will be signed following the completion of the testing of this feature. There is no assurance that an agreement will be signed even if the results of the tests are successful.

Indian Telecommunication Provider 2 - We have an agreement with another global OEM channel that submitted a proposal that includes our products for a project of a second Tier 1 telecommunication provider in India.  This provider was expected to select the suppliers for this project in the first half of 2012. Recently, there was a management change at this provider that may result in delaying its decision.

Indian Telecommunication Provider 3 - We have signed an agreement with a local Indian telecom supplier (the same as for Indian telecommunication provider 1 above).  The provider is expected to select the suppliers of the project by mid-2012.

Existing Indian Customer – BSNL

BSNL is a government owned telecommunication provider in India and has close to 100 million subscribers. We won a tender published by BSNL through two OEM channels -- Alphion/ITI and a global OEM channel. To date, we have shipped $8.5 million of products to BSNL.  We expected to receive a follow-on order from BSNL in an amount of Indian Rupees equal to approximately $7 million in the third quarter of 2011 through ITI Ltd. However, the follow-on order was delayed because BSNL received an anonymous letter complaining, among other things, that the tender that led to our selection was issued several years ago and therefore our prices should be lowered.  As a governmental company, BSNL is subject to strict oversight and regulations that are sometimes used by equipment providers in India to compete with competitors. The last of these complaints was cleared by a governmental committee in December 2011, after we agreed to lower our price proposal by 4.25%. The purchase order was further delayed because of the need, which was not known before the clearance in December 2011, to enter into a purchase order with a specified distributor that was concerned about the negotiations that started between Orckit and its note holders in November 2011. Following the signing of the agreement in principle between Orckit and the note holders in February 2012, the negotiation with the distributor resumed. In March 2012, we and the distributor entered into an agreement that constitutes the arrangement that is expected to enable BSNL to issue the purchase order. While we believe we will receive this purchase order in the second quarter of 2012, there is no assurance that we will receive this purchase order. During the last 12 months, we believed on several occasions that we were on the verge of receiving this order, only to be frustrated by new obstacles.  If we do not receive this purchase order, we will also not be able to receive any follow-on orders from BSNL, and we will likely have to write off some of the inventory held by us.

Existing Japanese Customer – KDDI

We supplied to KDDI more than 2,000 units of our CM100 network element, primarily in 2005.  These network elements were designed in the early 2000s and have limited bandwidth capacity.  In Japan, installation and provisioning costs are significantly higher compared to such costs in other countries. Our new technology is expected to enable KDDI to upgrade old network elements without replacing existing infrastructure.  This approach is designed to allow KDDI to carry anticipated traffic during the next ten years with a significant savings in installation costs.  We are currently in discussions with KDDI regarding this proposed upgrade plan. We believe that if KDDI decides to undertake the upgrade project, it will commence in the middle of 2012. This upgrade is expected to generate more than $100 million in sales over the life cycle of the network and will require additional development on our part that would costs millions of dollars. Recently, we completed discussions with KDDI and OKI with respect to the technical specifications of the project. Thereafter, KDDI notified us that their decision to award this project to us is subject to the conclusion of a financial restructuring by us in the form of raising additional capital and a substantial conversion of our outstanding notes to equity during the window of conversion contemplated by the Arrangement. There is no assurance that we will be awarded this project even if we conclude our financial restructuring or, if awarded to us, that KDDI will cover any of the development costs incurred by us.

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

We are subject to telecommunication industry regulations and requirements set by telecommunication carriers that address a wide range of areas including quality, final testing, packaging and use of environmentally friendly components.  We comply with the European Union's Restriction of Hazardous Substances Directive that required telecommunication equipment suppliers to stop the usage of some materials that are not environmentally friendly by July 1, 2006, known as the “RoHS regulations.”  Further regulations, known as the “RoHS6” regulations, require suppliers to stop the usage of lead in solders in telecommunication equipment. An extension for compliance with the RoHS6 regulations through 2011 was granted under the Directive. Subsequently, another extension was granted which currently has no time limit. We expect that other countries, including countries we operate in, will adopt similar directives or other additional regulations. We believe that we are in compliance with the RoHS and RoHS6 regulations, although tests for compliance with these regulations are limited in their ability to fully ensure compliance.

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

Legal Proceedings

We are not currently a party to any material pending legal proceedings, nor is any of our property the subject of any material pending legal proceeding.

C.           ORGANIZATIONAL STRUCTURE

List of Significant Subsidiaries

 Our wholly-owned subsidiary, Orckit-Corrigent Ltd., is an Israeli company, and our wholly-owned subsidiary, Orckit - Corrigent Telecom India Pvt. Ltd., is an Indian company.

D.            PROPERTY, PLANTS AND EQUIPMENT

As of December 31, 2011, our principal offices in Tel Aviv occupied approximately 27,000 square feet of space rented through a series of leases. Our major lease in Tel Aviv expires in December 2012. We have an option to terminate these lease agreements upon six months prior written notice. We also maintain offices in Chennai, India and Gurgaon, India. We believe that our offices and facilities are adequate for our current needs and that suitable additional or substitute space will be available when needed.

ITEM 4A.               UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

Our operating and financial review and prospects should be read in conjunction with our financial statements, accompanying notes thereto and other financial information appearing elsewhere in or incorporated by reference in this Annual Report.

        We have suffered recurring losses as well as negative cash flows from operating activities and have a negative shareholders' equity. During 2011 and through the date of issuance of our financial statements for the year ended December 31, 2011, in order to allow time for negotiation, from time to time, the holders of the our Series A convertible subordinated notes granted extensions and deferrals to dates on which we were due to make payments on account of these notes.  As more fully described in Item 10.C of this Annual Report, we negotiated an Arrangement with the holders of our Series A and Series B convertible subordinated notes. The Arrangement is still pending court approval.  Management expects the Arrangement to be approved by court and is in the process of evaluating various financing alternatives through fund raising in the public or private equity markets. There is no assurance that the Arrangement will receive court approval or that we will be successful in raising additional capital. If we are successful in raising additional capital, we believe we will have sufficient working capital to sustain operations and repay the note holders through March 2013. Our consolidated financial statements for the year ended December 31, 2011 have been prepared assuming that we will continue as a going concern and do not include any adjustments that might result from the resolution of these uncertainties.

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

The end-user base for our products is comprised primarily of telecommunication companies, and has historically been concentrated in each year among a small number of companies.  The first significant customer for our metro product was KDDI, a Japanese telecommunications carrier that began purchasing our products in 2004 and accounted for approximately 44.0% of our revenues in 2009, 23.1% of our revenues in 2010 and 16.6% of our revenues in 2011. In early 2008, our product was selected by Media Broadcast GmbH, a German customer, as a network infrastructure building block for network solutions deployed by Deutsche Telekom’s wholesale business unit, and leased to a leading cable operator in Germany. Deployments of our products began in 2008. Sales to Media Broadcast GmbH accounted for approximately 44.1% of our revenues in 2008. Sales to Media Broadcast have decreased significantly over the following years, accounting for 13.6% of our revenues in 2009, 6.6% of our revenues in 2010 and 2.6% of our revenues in 2011.

Sales to SK Broadband in Korea, which began purchasing our products in 2008, accounted for approximately 22.9% of our revenues in 2009, 1.7% of our revenues in 2010 and 0.8% of our revenues in 2011. Sales to a U.S. based customer accounted for 13.0% of our revenues in 2009, 0.9% of our revenues in 2010 and 1.2% of our revenues in 2011. In 2010, we started to recognize revenues from sales to BSNL, an Indian telecommunications company, to which sales are made through two channel partners. Sales to BSNL accounted for approximately 40.0% of our revenues in 2010 and 16.8% of our revenues in 2011. Although the total number of our customers has increased, we expect that we will continue to experience high customer concentration.

In September 2009, our CM-4000 was selected by a Scandinavian service provider to replace its TDM legacy network (SDH) with a packet based packet transport network (PTN). Sales to this customer represented 9.3% of our revenues in 2010 and 23.1% of our revenues in 2011.

In 2010, our PTN solution was selected by Tele2 Russia's mobile backbone network. We began to recognize revenue from this customer in 2010.

We have been involved in strategic cooperation with 3M Services GmbH (formerly known as Quante-Netzwerke GmbH) since 2008 to distribute our CM-4000 packet transport gears. 3M Services is part of the 3M Group which has representatives in more than 70 countries and provides full-service solutions in the telecommunications sector. This strategic alliance has led to the selection of our CM4000 product by numerous new customers, as described below.

In August 2010, our PTN solution was selected by EnviaTEL GmbH, a leading German telecommunications service provider and operator for business customers. We began to recognize revenue from this customer in 2010.

In January 2011, we announced that VSE NET GmbH, a German regional telecommunications service provider, had selected our PTN solution to upgrade its transport networking infrastructure with packet technologies, together with support from 3M Services. In February 2011, we announced that Cegecom S.A., a Luxembourg regional telecommunications service provider, had chosen our PTN solution to develop its transport and packet network solutions, together with support from 3M Services. We began to recognize revenues from both of these customers in 2010.

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

In April 2011, we announced that K-net Telekommunikation Gmbh, a leading German telecommunication service provider, had deployed our MPLS based CM-4000 PTN switches and CM View, our network management system, along with support from 3M Services' support, to upgrade its transport networking infrastructure for the delivery of enterprise VPN and carrier-of-carrier applications.

In April 2011, we announced the establishment of a new research and development branch in India. The new facility includes multiple research labs and is intended to strengthen research and development efforts of our PTN solutions for Indian customers, as well as to extend our global research and development efforts.

On June 1, 2011, we announced that we issued Series B convertible notes due December 31, 2017 in a public offering in Israel in the aggregate principal amount NIS 30,779,000 (approximately $9.0 million based on the U.S. Dollar/NIS exchange rate at that time) at a price of NIS 940 per unit (each unit comprised of NIS 1,000 principal amount of Series B notes). The Series B notes bear interest at the rate of 8% per year, are not linked  to the Israeli CPI and are convertible into our ordinary shares at the election of the holders thereof at the price of NIS 10.00 per share (approximately $2.95 based on the U.S. Dollar/NIS exchange rate at June 12, 2011). The gross proceeds of the offering were approximately $8.5 million and the net proceeds of the offering were approximately $8.0 million.

On June 21, 2011, we announced the introduction of our CM-401x PTN access product line. The new product portfolio is based on 14G of full duplex non-blocking, switching capacity, packed in 1RU with a broad mixture of Ethernet, PDH and SDH interfaces. With the introduction of CM-401x, we strengthened our offering for telecommunication service providers worldwide by offering end-to-end PTN solutions ranging from access to core. This portfolio is aimed at mobile 2G/3G/4G cellular or hub site gateways, as well as service providers delivering enterprise services.

On July 25, 2011, we announced that HEAG MediaNet, a leading German telecommunication service provider, has selected to deploy our MPLS and MPLS-TP based CM-4000 PTN switches and the accompanying CM-View network management system, complemented by 3M Services' comprehensive support scheme, in order to expand its networking infrastructure for the delivery of carrier, enterprise VPN and residential broadband services on a converged networking layer.

On December 7, 2011, we announced that e.discom Telekommunikation GmbH, a regional German telecommunication service provider, has selected to deploy our MPLS and MPLS-TP based CM-4000 PTN switches and the accompanying CM-View network management system, complemented by 3M Services' comprehensive support platform, to enable low latency and high priority traffic for the delivery of carrier, enterprise VPN and residential broadband services on a converged networking layer. An initial purchase order for approximately $1.0 million was accepted and shipment started in the third quarter of 2011.

On December 14, 2011, we announced that Cable Color, a leading telecommunication service provider in Honduras, had selected our IP/MPLS and MPLS-TP based CM-4000 PTN switches and the accompanying CM-View network management system in order to introduce a networking environment for broadband and enterprise VPN services. Cable Color operates a highly advanced network using state-of-the-art technologies to provide a wide range of broadband services to its customers.

For information about the status of our largest potential projects, see Item 4.B – "Business Overview—Customer Pipeline".

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

As a result of our continuing losses and the uncertain economic climate around the world, we significantly decreased our employee head count at the end of 2008, primarily in the research and development area, which reduced our operating expenses in 2009. In the second half of 2009, we increased our headcount in order to meet market demands. As a result, our operating expenses were higher in 2010 than in 2009. In 2011, we decreased our headcount, which caused our operating expenses to be lower in 2011 than in 2010.

We intend to continue to evaluate new technologies and related product opportunities and engage in extensive research and development activities related to new technologies. We expect to continue to make significant expenditures for research and development and for sales and marketing efforts. We expect that our operating expenses in 2012 will be lower than the level of 2011 because the decrease in the headcount occurred primarily in the middle of 2011 and, accordingly, was not in effect for all of 2011.

We have reported losses in each of 2007 through 2011 and expect to report a loss for 2012. We will need to increase our revenues significantly in order to become profitable.

A number of trends in the communications industry are driving growth in demand for network capacity and are expected to increase demand for carrier Ethernet transport systems. These trends include:

o
Growth of Internet usage and Internet protocol traffic. Internet protocol network traffic continues to grow significantly as bandwidth used per Internet user and the total number of Internet users increase;

o
Increasing broadband penetration and higher speed access technologies. Communications service providers are offering broadband internet access to an increasing number of business and enterprise subscribers to support voice, video and high speed data offerings. In addition, wireless technologies such as 3G, WiMax and LTE are allowing high bandwidth to mobile devices; and

o
Attractiveness of bandwidth-intensive applications. New applications (e.g., video-on-demand, music downloads, tele-presence, over the top, and file sharing.), and network delivery of larger file formats (e.g., HD video) necessitate an increase in network capacity to accommodate high-quality delivery of these bandwidth-intensive services.

Our metro products address high-bandwidth packet services. We expect that the mix of voice, video and data, business services over wireline and wireless networks and the use of smart phones and tablets will grow and drive the demand for our metro products. However, the growth of these services will be subject to the ability of telecommunication carriers to offer services at a price that is attractive to subscribers while generating profits to carriers sufficient to justify a significant investment in new equipment. Our future success will be directly affected by the ability of our customers to add subscribers for these new data services.

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

Critical accounting estimates are those that are most important to the portrayal of our financial condition and our results of operations, and require management’s most difficult, subjective and complex judgments, as a result of the need to make estimates about the effect of matters that are inherently uncertain.  Our most critical accounting estimates, discussed below, pertain to revenue recognition, provision for servicing products under warranty, inventories, fair value of financial instruments, stock-based compensation and other-than-temporary impairments of marketable and non-marketable securities. In determining these estimates, management must use amounts that are based upon its informed judgments and best estimates.  We evaluate our estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances.  The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions and conditions.

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

Certain of our arrangements include hardware that functions together with software to provide the essential functionality of the product. Through December 31, 2010, software revenue recognition guidance also applies to non-software deliverables, such as computer hardware, if the software is essential to the functionality of the non-software deliverables, as is the case with our deliverables. Accordingly, revenues from sales of software products were recognized when, in addition to the criteria mentioned above, vendor-specific objective evidence, or VSOE, of fair value for undelivered elements exists. VSOE is typically based on the price charged when an element is sold separately or, if an element is not sold separately, on the price established by authorized management, if it is probable that the price, once established, will not be changed when this element is commercially sold.

In October 2009, the FASB issued Accounting Standard Update No. 2009-14: Certain Revenue Arrangements That Include Software Elements - ("ASU 2009-14"). ASU 2009-14 amends the scope of the software revenue guidance in Topic 985-605 to exclude, among other things, non-software components of tangible products and software components of tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product’s essential functionality. We adopted this guidance on a prospective basis for revenue arrangements entered into, or materially modified, on or after January 1, 2011. Accordingly, such arrangements are no longer accounted for in accordance with the FASB’s software revenue guidance. Rather, they are accounted for in accordance with the new guidance for multiple-deliverable arrangements.

We grant to customers post-contract hardware and software support services, or PCS, in connection with our sales. VSOE of the fair value of PCS was established based on our practice with our customers. Therefore, revenues from the sale of products were recognized upon delivery (when the criteria mentioned above are met), and the fair value of PCS is deferred and recognized over the term of the PCS.

In October 2009, the FASB issued Accounting Standard Update No. 2009-13, Revenue Recognition (Topic 605) – Multiple-Deliverable Revenue Arrangements ("ASU 2009-13"). We adopted this guidance on a prospective basis for revenue arrangements entered into, or materially modified, on or after January 1, 2011. Under the new guidance, we separate our multiple-deliverable arrangements into more than one unit of accounting when both of the following criteria are met:

(1)	The delivered item(s) has value to the customer on a stand-alone basis; and

(2)	If the arrangement includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is considered probable and substantially within our control.

If these criteria are met, consideration is allocated at inception of the arrangement to all deliverables on the basis of the relative selling price. The selling price of each deliverable is based upon the following selling price hierarchy: VSOE if available, third party evidence of selling price, or TPE, if VSOE is not available, or the best estimate of selling price if neither VSOE nor TPE is available. Under the new guidance, if VSOE and TPE are not determinable, we utilize our best estimate of selling price in order to allocate consideration for those deliverables. Our best estimate of selling price is developed by considering multiple factors including, but not limited to, sales, costs, margin objectives and geographical location.

The adoption of the amended guidance in both ASU 2009-13 and ASU 2009-14 did not have, nor is it expected to have, a material effect on our financial statements based on our current operations.

In 2008, we granted in one of our sales agreements a right to purchase, at a discount, upgrades to the systems sold during a limited period. The applicable portion of the discount ascribed to a portion of the sales, with respect to which we assessed an upgrade might be performed, was deferred. The deferred revenues are recognized when we estimate that the customer will not exercise the purchase right it has received, or when the right expires. In 2009, upon lapse of that limited period, the applicable deferred revenues were recognized.

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

Other-than-temporary impairments of marketable securities

Debt securities are classified as available-for-sale. These securities are reported at fair value, with unrealized gains and losses reported as a separate component of comprehensive income (loss) in shareholders’ equity. When securities do not have an active market, fair value is determined using a valuation model. Unrealized losses that are considered to be other-than-temporary are charged to income as an impairment charge. Realized gains and losses on sales of securities, as well as premium or discount amortization, are included in the consolidated statement of operations as financial income or expenses. We do not hold any securities for trading purposes.

An other-than-temporary impairment is triggered when there is intent to sell the security, it is more likely than not that the security will be required to be sold before recovery of its amortized cost basis, or we do not expect to recover the entire amortized cost basis of the security. If the debt security’s market value is below amortized cost and we either intend to sell the security or it is more likely than not that we will be required to sell the security before recovery of its amortized cost basis, we record an other-than-temporary impairment charge to financial expenses for the entire amount of the impairment. For the remaining debt securities, if an other-than-temporary impairment exists, we separate the other-than-temporary impairment into the credit loss portion and the non-credit loss portion. The credit loss portion is the difference between the amortized cost of the security and our best estimate of the present value of the cash flows expected to be collected from the debt security. The non-credit loss portion is the residual amount of the other-than-temporary impairment. The credit loss portion is recorded as a charge to financial expenses, and the non-credit loss portion is recorded as a separate component of other comprehensive income (loss).

Recently Issued Accounting Guidance

In May 2011, the FASB issued Accounting Standards Update No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”). ASU 2011-04 changes certain fair value measurement principles and clarifies the application of existing fair value measurement guidance. These amendments include, among others, (1) the application of the highest and best use and valuation premise concepts, (2) measuring the fair value of an instrument classified in a reporting entity’s shareholders’ equity and (3) disclosing quantitative information about the unobservable inputs used within the Level 3 hierarchy. For public entities, the amendments are effective for interim and annual periods beginning after December 15, 2011 on a prospective basis. We will adopt ASU 2011-04 on January 1, 2012. We do not expect ASU 2011-04 to have a material effect on our consolidated financial statements.

In 2011, the FASB amended its guidance regarding presentation of comprehensive income. The amendment eliminates the option to present items of other comprehensive income in the statement of changes in equity and requires an entity to present the components of net income and other comprehensive income in either a single continuous statement or in two separate, but consecutive, statements. We will adopt this amendment on January 1, 2012. The adoption will change the way we present comprehensive income as under current guidance, we present comprehensive income within the statement of changes in equity in annual periods.

In December 2011, the FASB amended its guidance on disclosures about offsetting assets and liabilities. The amendment enhances disclosures regarding financial instruments and derivative instruments that are either (1) offset in accordance with GAAP or (2) subject to an enforceable master netting arrangement. This information will enable users of an entity’s financial statements to evaluate the effect or potential effect of netting arrangements on an entity’s financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments. The amendments in ASU 2011-11 must be applied for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. We do not expect ASU 2011-11, which relates to disclosure matters only, to have an impact on our consolidated financial position, results of operations or cash flows.

Results of Operations

The following table sets forth certain items from our audited consolidated statement of operations as a percentage of total revenues for the periods indicated:

	2009	2010	2011
Revenues	100%	100%	100%
Cost of revenues	64.8	63.8	55.5
Gross profit	35.2	36.2	44.5
Research and development expenses, net	106.9	96.4	63.6
Selling, general and administrative expenses	123.2	112.8	86.1
Operating loss	(194.9)	(173.0)	(105.2)
Financial expenses, net	(2.8)	(3.1)	(32.0)
Gain from early extinguishment of notes	23.4	-	-
Adjustments related to Series A and Series B convertible notes	(6.9)	(8.4)	23.2
Other income	-	11.1	2.4
Net loss	(181.2)%	(173.4)%	(111.6)%

Revenues. The substantial majority of our revenues of $12.7 million in 2009 were generated from sales of our CM-100 product line. The substantial majority of our revenues in 2009 were from sales to KDDI, SK Broadband and Media Broadcast. The majority of our revenues of $14.6 million in 2010 were generated from sales to BSNL and KDDI. Additional sales were made to a number of smaller customers. The majority of our revenues in 2010 were generated from our CM-4000 product line. Our revenues increased in 2010 mainly as a result of the sales to BSNL, a new customer in 2010, partially offset by a decrease in revenues from sales to KDDI, Media Broadcast, SK Broadband and a U.S. customer. The majority of our revenues of $15.6 million in 2011 were generated from sales to BSNL, KDDI, a Scandinavian telecommunication service provider and sales made to customers through our alliance with 3M Services. Additional sales were made to a number of smaller customers. The substantial majority of our revenues in 2011 were generated from our CM-4000 product line. Our revenues increased slightly in 2011 mainly as a result of an increase in  the sales our Scandinavian customer, sales to customers through 3M services and sales to other new smaller customers, partially offset by a decrease in revenues from sales to KDDI and Media Broadcast.

Gross Profit. Cost of revenues consists primarily of salaries, raw materials, subcontracting costs, costs for integration, assembly and testing of finished products, expenses related directly to operational activities, costs related to post-contract hardware and software support services, PCS, and maintenance services and the payment of royalties to the Office of the Chief Scientist, or OCS. Gross profit was $6.9 million, or 44.5% of revenues, in 2011, compared to $5.3 million, or 36.2% of revenues, in 2010, and $4.5 million, or 35.2% of revenues, in 2009. The slight increase in our gross profit percentage in 2010 was primarily attributable to the increase in revenues, which caused our fixed costs to be allocated over a greater amount of revenues. The increase in our gross profit percentage in 2011 was primarily attributable to the increase in revenues, which caused our fixed costs to be allocated over a greater amount of revenues, a decrease in fixed costs and to sales of products at a relatively higher gross margin.

Operating Expenses

	For the years ended December 31 ($ in millions)			% Change
	2009	2010	2011	2010 vs. 2009	2011 vs. 2010
Research and development, net	13.6	14.1	9.9	3.6%	(29.7%)
Selling, general and administrative	15.7	16.5	13.4	5.2%	(18.7%)
Total operating expenses	29.3	30.6	23.3	4.5%	(23.8%)

Research and Development Expenses, net. Research and development expenditures consist primarily of materials, depreciation and salaries and related costs for engineering and technical personnel and subcontracting costs associated with developing new products and features. Our costs for research and development are expensed as incurred. Government grants for research and development are offset against our gross research and development expenditures. Research grants were $1.7 million in 2009, $2.6 million in 2010 and $3.2 million in 2011. Our net research and development expenses were slightly higher in 2010 compared to 2009 mainly due to an increase in salaries and related expenses which resulted from an increase in the number of our personnel and from a decrease in the value of the U.S. Dollar in comparison to the New Israeli Shekel. We also consumed more materials and retained more sub-contractors for research in 2010. This cost increase was partly offset by higher research and development grants. Research grants in 2010 were higher than in 2009 mainly because we were involved in a larger number of grant programs. Our net research and development expenses were lower in 2011 compared to 2010 mainly due to a decrease in salaries and related expenses which resulted from a headcount reduction we effected in the second quarter of 2011. We also consumed less materials and retained fewer sub-contractors for research and received slightly higher research and development grants in 2011. Research grants in 2010 were higher than in 2009 mainly because we were involved in a larger number of grant programs. The grants were again higher in 2011 mainly because we received approval for higher grants compared to 2010. We anticipate that we will incur a lower level of research and development expenditures in 2012 in comparison to 2011 mainly because the headcount reduction that we effected in the second quarter of 2011 will be in effect for all of 2012.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of costs relating to promotion, trade shows, compensation costs for marketing and sales personnel, and other general corporate expenses. Selling, general and administrative expenses were higher in 2010 than in 2009 mainly due to an increase of approximately $1.3 million in salaries, related expenses and fees to sales employees and consultants that resulted from our sales efforts in additional territories. Selling, general and administrative expenses were lower in 2011 than in 2010 mainly due to a decrease of approximately $1.5 million in salaries and related expenses as a result of our lower headcount as well as, in certain cases, lower compensation paid to certain employees, as well as due to approximately $870,000 of income resulting from the elimination of a provision for a legal claim that was settled in 2011. We expect that selling, general and administrative expenses will be about the same in 2012 as in 2011, as we will have lower expenses as a result of the decrease in our headcount in 2011, while we will not have the elimination of a provision with respect to a legal claim.

Financial Expenses, net; Gain from Early Extinguishment of Notes; and Expenses from Valuation of Conversion Feature. Our financial income from interest on short-term and long-term investments and on bank deposits, was more than offset by our financial expense, which includes interest payments with respect to our Series A and Series B convertible subordinated notes and amortization of the issuance costs of the Series A notes, as well as impairment of marketable securities. We also incurred expense from valuation of the conversion feature embedded in our Series A notes in 2009 and 2010, and in 2009, realized a gain from the early extinguishment of a portion of these notes. In 2011, we reported income from the valuation to market value of our Series B notes and had an expense of $2.7 million from an other-than-temporary impairment of marketable securities.

The aggregate effect of these financial items resulted in income of $1.7 million in each of 2009 and 2010 and an expense of $5.0 million in 2011. We had financial expenses of $883,000 in 2009, $28,000 in 2010 and financial income of $1,000 in 2011 resulting from the valuation of the conversion terms embedded in our Series A notes. In 2009, we also had financial income of approximately $3.0 million from a gain in connection with the early extinguishment of a portion of our Series A notes, which more than offset the other financial expense items in that year and, in 2011, we also had financial income of $3.6 million from the valuation to market value of our Series B notes. If the Arrangement comes into effect, the amount of our interest expense with respect to the Series A and Series B convertible subordinated notes is expected to be lower due to the repayment of a portion of the principal of these notes and/or conversion of a portion of the principal of these notes.

Other Income. We had other income of $1.6 million in  2010 as a result of the sale of our minority interest shares investment in another company and additional $369,000 in 2011 as a result of  a release of funds from escrow.

Impact of Inflation, Devaluation and Fluctuation of Currencies on Results of Operations, Liabilities and Assets

As of December 31, 2011, the majority of our assets in non-dollar currencies were in NIS. A devaluation of the Yen, NIS or Euro in relation to the U.S. dollar would have the effect of decreasing the dollar value of our assets in Yen, NIS or Euro, to the extent the underlying value is Yen, NIS or Euro based.  A devaluation of the Yen, NIS or Euro would also have the effect of reducing the U.S. dollar amount of any of our liabilities that are payable in these currencies (unless such payables are linked to the U.S. dollar). Furthermore, a devaluation of the NIS would also have an effect on the U.S. dollar conversion price of our convertible subordinated notes. A devaluation of the NIS in relation to the U.S. dollar would have the effect of decreasing the dollar value of the conversion price of the notes.

In 2009, the majority of our sales, although appearing in U.S. dollars in our financial statements, were denominated in Yen and Euros. In 2010 and 2011 a substantial portion of our sales were denominated in Yen and Euros. A substantial part of our expenses, principally payroll and payments to Israeli vendors, is in NIS, while a significant portion of the cost of goods sold is in U.S. dollars.  A substantial portion of our cash, cash equivalents and marketable securities is in NIS. Our results of operations are adversely affected by increases in the rate of inflation in Israel when such increases are not offset by a corresponding devaluation of the NIS against the U.S. dollar.  The results are also affected by the currency exchange rate between the U.S. dollar and the Yen and Euro. In 2009, the value of the U.S. dollar insignificantly increased against the Yen. In 2010 and 2011 the value of the U.S. dollar declined against the Yen. In 2009 and 2010, the value of the U.S. dollar also declined against the NIS, which caused our NIS denominated expenses to increase. In 2011, the value of the U.S. dollar also increased against the NIS, which caused our NIS denominated expenses to decrease.

We are not presently engaged in hedging transactions.  We may, however, enter into foreign currency derivatives, mainly forward exchange contracts, in order to protect our cash flows in respect of existing assets.

The following table presents information about the rate of inflation in Israel, the rate of revaluation (devaluation) of the NIS versus the U.S. dollar, the rate of inflation in Israel adjusted for the devaluation and, for 2007 through 2011, the devaluation rate of the Yen against the U.S. dollar (all in %):

Years Ended December 31,	Israeli Inflation Rate	NIS Revaluation (Devaluation) Rate	Israel Inflation Adjusted for Devaluation	Yen Revaluation (Devaluation) Rate
2007	3.4	(9.0)	12.4	(5.8)
2008	3.8	(1.1)	4.9	(19.1)
2009	3.9	(0.7)	4.6	2.1
2010	2.7	(6.0)	8.7	(13.1)
2011	2.2	7.7	5.5	(5.1)

B.            LIQUIDITY AND CAPITAL RESOURCES

We have historically financed our operations primarily through sales of equity, issuance of convertible notes, receipt of research and development grants, sale or maturity of marketable securities and loans from banks.

We had working capital (total current assets net of total current liabilities) of $22.9 million as of December 31, 2009, $19.6 million as of December 31, 2010 and $615,000 as of December 31, 2011. The decrease in our working capital in 2010 occurred primarily as a result of a decrease in the amount of securities held by us, some of which were sold to provide funds for operations, partly offset by an increase in trade receivables, which were higher at the end of 2010 in comparison to the end of 2009 because of higher sales near the end of 2010. The decrease in our working capital in 2011 occurred primarily as a result of the reclassification of our Series A notes from long-term to short-term liabilities due to the right of the holders to request early redemption in March 2012, which has been extended to June 2012 in connection with the Arrangement.

We had cash, cash equivalents, long and short-term securities, other securities and bank deposits of $23.2 million as of December 31, 2011, compared to $35.5 million as of December 31, 2010 and to $47.3 million as of December 31, 2009. The decrease in our cash, cash equivalents, long- and short-term securities, other securities and bank deposits in 2010 resulted primarily from the use of the funds for operating activities, offset, in part, by $17.0 million raised by us in securities offerings during 2010, as described below. At December 31, 2010, we reclassified the portion of our securities classified at that time as held to maturity to available for sale based on management's evaluation that it might not be able to hold these securities to maturity but rather will need to use a portion of the funds prior to maturity date. The decrease in our cash, cash equivalents, long- and short-term securities and bank deposits in 2011 resulted primarily from the use of the funds for operating activities, offset, in part, by $8.0 million raised by us through the public offering of our Series B notes in 2011, as described below. As of December 31, 2010 and 2011, our entire securities portfolio was classified as available for sale. We expect that the balance of our cash, cash equivalents and securities will continue to decline in 2012. In March 2012, in accordance with the Arrangement, we deposited approximately $10.2 million of our cash in a secured trust account for the benefit of our note holders.

The majority of our cash, cash equivalents and securities were invested in securities denominated in NIS.

Recent Financings

During 2010, we raised approximately $17.0 million of net proceeds from the sale to investors of ordinary shares and warrants.

In April 2010, we completed the sale of 2,635,000 units at a price of $3.78 per unit in a registered direct offering.  Each unit consisted of one ordinary share, a primary warrant to purchase 0.25 of one ordinary share at an exercise price of $5.66 per share and a warrant to purchase 0.25 of one ordinary share at an exercise price of $11.32 per share contingent on our election to force conversion of the primary warrant under certain conditions.  We also sold an aggregate of 175,000 units to Izhak Tamir and Eric Paneth, two of our affiliates, which, under Israeli law, was subject to shareholder approval that was received at a shareholders’ meeting held in May 2010. Including those sales, we sold 2,810,000 ordinary shares and primary warrants to purchase up to 702,500 ordinary shares, plus the related contingent warrants to purchase up to 702,500 ordinary shares.  The gross proceeds of the offering were approximately $10.6 million and the net proceeds of the offering were approximately $9.7 million.

In December 2010, we completed the sale of 2,805,452 units at a price of $2.75 per unit in a public offering.  Each unit consisted of one ordinary share and a warrant to purchase 0.60 of one ordinary share at an exercise price of $3.50 per share. Catalyst Private Equity Partners (Israel) II LP, or Catalyst, a private equity fund, purchased 669,090 units in the offering.  Mr. Yair Shamir, one of our outside directors at that time, serves as the Chairman of the management company of this fund. We also sold an aggregate of 240,000 units to Izhak Tamir and Eric Paneth. As required by Israeli law, the sales to Messrs. Tamir and Paneth were approved at our extraordinary general meeting of shareholders held in March 2011. Including those sales, we sold 3,045,452 ordinary shares and warrants to purchase up to 1,827,271 ordinary shares. The gross proceeds of the offering were approximately $8.4 million and the net proceeds of the offering were approximately $7.8 million. Proceeds of $660,000 from the sales to Messrs. Tamir and Paneth were received in March 2011 upon the receipt of the abovementioned shareholder approval.  The units purchased by Messrs. Tamir and Paneth and Catalyst were purchased pursuant to subscription agreements entered into by each of them on terms and conditions that were substantially the same as those provided in the underwriting agreement entered into in connection with the public offering, except that no underwriting commission was payable by us with respect to the sale of these units. The participation in the offering by Messrs. Tamir and Paneth and Catalyst was approved by our audit committee and board of directors.

In June 2011, we issued Series B convertible notes due December 31, 2017 in a public offering in Israel in the aggregate principal amount NIS 30,779,000 million (approximately $9.0 million based on the U.S. Dollar/NIS exchange rate at that time) at a price of NIS 940 per unit (each unit comprised of NIS 1,000 principal amount of Series B Notes). The Series B notes bear interest at the rate of 8% per year, are not linked to the Israeli CPI and are convertible into our ordinary shares at the election of the holder thereof at the price of NIS 10.00 per share (approximately $2.66 based on the U.S. Dollar/NIS exchange rate at April15, 2012). (The conversion price and other terms of the Series B notes are subject to amendment pursuant to the Arrangement; see Item 10C in this Annual Report.) The gross proceeds of the offering were approximately $8.5 million and the net proceeds of the offering were approximately $8.0 million. The issuance included the sale to Mr. Tamir of NIS 6,731,000 principal amount of the Series B notes (approximately $1.99 million based on the exchange rate at that time) and to Mr. Paneth of NIS 546,000 principal amount of our Series B notes (approximately $160,000 based on the exchange rate at that time). In addition, Catalyst Private Equity Partners (Israeli) II, LP and affiliated funds, purchased an aggregate of NIS 3,724,000 of our Series B notes (approximately $1.1 million based on the exchange rate at that time). The purchases by Messrs. Tamir and Paneth and by the Catalyst funds were made on the same terms as all other individual investors and institutional investors, respectively, in our public offering in Israel. Mr. Yair Shamir, an outside director of Orckit at that time, serves as the Chairman of the management company of the Catalyst funds.

Cash Used in Operating Activities

In 2011, we used $16.5 million of cash in operating activities primarily as a result of our net loss of $17.4 million and $3.9 million in adjustments in the value of our Series A and Series B notes, offset in part, by non-cash charges of $1.1 million for stock based compensation and from accrued interest, premium amortization, currency differences on, and net loss from sale of marketable securities of $2.1 million.

In 2010, we used $31.2 million of cash in operating activities primarily as a result of our net loss of $25.4 million, an increase of $6.2 million in our trade receivables, an increase in $2.1 million in other current assets and from interest, premium amortization and currency differences on securities of $1.5 million, offset, in part, by non-cash charges of $1.6 million for stock based compensation, and from $2.9 million in adjustments in the value of our Series A convertible notes. Trade receivables and other current assets increased primarily due to an increase in open customer accounts at the end of 2010 resulting from the increase in sales during the fourth quarter of 2010. Adjustments to the value of our convertible notes caused our obligation to increase primarily because of the change in NIS-U.S. dollar exchange rate and the increase in the Israeli consumer price index.

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

Cash Provided by Investing Activities

        Investing activities provided $3.7 million of cash in 2011, $13.7 million in 2010 and $15.9 million in 2009. Our principal investing activities included proceeds from marketable securities and bank deposits of $12.6 million in 2011, $21.4 million in 2010 and $30.2 million in 2009, offset in part by purchases of marketable securities of $8.9 million in 2011, $9.7 million in 2010 and $11.4 million in 2009. In 2010, we also received $2.8 million of proceeds from the sale of an equity investment.

        Our principal investing activity relating to our operations has been the purchase of equipment, software and other fixed assets used in our business. These purchases totaled $465,000 in 2009, $557,000 in 2010 and $653,000 in 2011. Our capital expenditures in  2009, 2010 and 2011 were primarily for the procurement of telecommunication equipment and related software tools.

Cash Provided by Financing Activities

        In 2011, we generated $8.0 million of net proceeds from the offering of our Series B notes. In 2010, we generated $17.0 million of net proceeds from two offerings of our ordinary shares and warrants. In 2009, $3.0 million of cash was used by us to repurchase Series A notes.

Series A Convertible Notes

In March 2007, we issued NIS-denominated Series A convertible notes in the aggregate principal amount of approximately $25.8 million (based on the U.S. Dollar/NIS exchange rate at that time), which bear interest at the rate of 6% per year and are linked to the Israeli CPI.  The Series A notes are due in March 2017, but are subject to the right of each holder to request early redemption. The early redemption date was postponed from March 14, 2012 to June 15, 2012.  The early redemption right is subject to further modification pursuant to the Arrangement; see Item 10.C in this Annual Report.  In the first quarter of 2009, we paid $3.0 million to repurchase approximately 25% of the then principal amount of the outstanding Series A notes. As of December 31, 2011, the net indexed principal amount outstanding under the Series A notes was approximately $24.9 million (based on the U.S. Dollar/NIS exchange rate at December 31, 2011).

The Series A notes are convertible at the election of each holder into our ordinary shares at the conversion price of NIS 63.00 per share (approximately $17.3 based on the U.S. Dollar/NIS exchange rate at April 15, 2012), subject to adjustment in the event that we effect a share split or reverse share split, a distribution of bonus shares or cash dividend, or a rights offering. The conversion price and other terms of the Series A notes are subject to amendment pursuant to the Arrangement; see Item 10.C in this Annual Report.

Standby Equity Purchase Agreement

 In August 2010, we entered into a Standby Equity Purchase Agreement, or SEPA, with YA Global Master SPV Ltd., a fund managed by U.S. based Yorkville Advisors. The agreement provides that, upon the terms and conditions set forth in the agreement, YA Global is committed, upon our request, to purchase up to $10 million of our ordinary shares in tranches over a commitment period of up to three years. Investments will be made such that YA Global and its affiliates will not hold more than 4.99% of our ordinary shares at any point in time during the period of the agreement and that shares are not purchased in an amount exceeding $500,000 per week. Shares would be issued pursuant the agreement under our existing effective shelf registration statement. The low prevailing market prices and trading volume of our ordinary shares may make use of the SEPA inadvisable.

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

Working Capital

If the Arrangement with our note holders becomes effective, we believe that we have sufficient working capital to meet our anticipated operating and capital expenditure requirements for 2012, as we expect to increase our working capital during 2012 mainly through the issuance of share capital, the receipt of research and development grants, and the realization of our customer pipeline as described above in Item 4.B - "Business Overview—Customer Pipeline. If we do not have available sufficient cash to finance our operations through these methods, we may be required to obtain debt financing. We cannot be certain that we will be able to obtain sufficient additional financing on acceptable terms or at all, to obtain any research and development grants or to be awarded any major customer contracts.

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

In prior years, we relied on grants from the OCS to finance a portion of our product development expenditures. During the three years ended December 31, 2011, we recognized research and development grants in an aggregate amount of approximately $3.2 million.  As of December 31, 2011, our total contingent liabilities to the OCS were approximately $16.7 million.

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

Based on a request from the OCS, we reported and made certain payments related to our manufacturing activities outside of Israel. In addition, the OCS has claimed that we are required to repay grants related to a research and development project that was cancelled. We are disputing some of the claims made by the OCS and are attempting to negotiate a settlement of the claim. While we have made a provision in our financial statements to cover the estimated outcome of this claim, the amount we ultimately pay may exceed our estimate. If we cancel additional projects, the OCS may demand the repayment of grants we received in the past. The OCS may also dispute our reports related to our manufacturing activities outside of Israel. If we are required to pay the OCS more than we provided for in our financial statements, it could adversely affect our results of operations.

Effective Corporate Tax Rates in Israel

Generally, Israeli companies are subject to corporate tax on their taxable income at the rate of 26% for the 2009 tax year, 25% for the 2010 tax year and 24% for the 2011 tax year.  Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961 (the “Tax Ordinance”), which came into effect on January 1, 2012, the corporate tax rate for 2012 and future tax years was set at the rate of 25%. Israeli companies are generally subject to capital gains tax at the corporate tax rate.  However, the effective tax rate payable by a company that derives income from an Approved Enterprise program may be considerably less.   For more information, please see “Item 10.E Taxation—Israeli Tax Considerations—Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959.”

Under Israeli tax law, at December 31, 2011, we had accumulated losses for tax purposes amounting to approximately $250 million.  These losses are available indefinitely to offset future taxable business income. As of December 31, 2011, our carry forward of capital losses for tax purposes were approximately $61 million.  Orckit and each of our subsidiaries are assessed on a stand-alone basis. Therefore, accumulated tax losses in each of the entities can offset future taxable business income only in the entity in which the losses were generated.

Dividend Policy

We have never declared or paid cash dividends on our capital stock.  For the foreseeable future, we intend to use any future earnings for the operation and expansion of our business. Accordingly, we do not anticipate paying any cash dividends. Payment of future dividends, if any, will be at the discretion of our audit committee and our board of directors and will depend on various factors, such as our statutory retained earnings, financial condition, operating results and current and anticipated cash needs. If the Arrangement comes into effect, under the amended trust agreements governing our Series A notes and Series B notes, we will not be permitted to distribute dividends until the fourth early redemption payment date of July 1, 2014.

If we declare cash dividends, we will pay those dividends in NIS.  Current Israeli law permits holders of our ordinary shares who are non-residents of Israel and who acquired their shares with a non-Israeli currency to repatriate all distributions on these shares in that non-Israeli currency.

Inventory

Inventory consists primarily of finished products and raw materials. Our inventory was $4.1 million as of December 31, 2011, $3.2 million as of December 31, 2010 and $2.7 million as of December 31, 2009. Our inventory level was higher in 2011 than in 2010 and higher in 2010 than in 2009 due to a higher amount of finished products at the end of 2011 and 2010, respectively, in comparison to the preceding year.

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

Our research and development staff consisted of 112 employees as of December 31, 2009, 122 employees as of December 31, 2010 and 90 employees as of December 31, 2011, most of whom are located in Israel and hold engineering or other advanced technical degrees. Our gross research and development expenses were approximately $15.3 million in 2009, $16.7 million in 2010 and $13.1 million in 2011. These expenses were offset by grants from the OCS of the Ministry of Industry, Trade and Labor of the Government of Israel and other research and development grants of approximately $1.7 million in 2009, $2.6 million in 2010 and $3.2 million in 2011. We increased our research and development personnel in the second half of 2009 and, accordingly, our research and development expenses in 2010 were higher than in 2009. A reduction in the number of our research and development personnel was effected in the second quarter of 2011 and began to affect our research and development expenses in the third quarter of 2011. Accordingly, our research and development expenses were lower in 2011 than in 2010. We expect that research and development expenses in 2012 will be lower than in 2011. If our applications for OCS grants are not approved or partially approved, or if we elect not to receive these grants, our net research and development expenses could increase.

In 2009 through 2011, the majority of our research and development work was focused on the CM-4000 product line. Our research and development expenditures consist primarily of salaries and related costs, materials and subcontracting costs associated with developing new products and product features.

We believe that a continued commitment to research and development is required to maintain our technical excellence and launch new innovative products in the metro transport and access markets.

D.            TREND INFORMATION

               The introduction by telecommunication carriers of new data and video services to residential users and enterprises requires significantly higher bandwidth support over metro networks. In areas where new high bandwidth services are offered, it is expected that demand for more robust metro products will increase. In response to this trend, we have focused on innovative telecommunication products for the metro area, where we expect to see a need for equipment upgrade over the coming years with the growth of new high bandwidth service offerings. These services are expected to include “triple play” services, that is, a bundled offering of voice, Internet access and high end high-definition (HD) video services, all based on IP protocols, offered by traditional telecommunication carriers. Services offered may also include Ethernet service for business customers. In addition, we believe more operators are looking at ways to smoothly migrate their SDH network to a packet based transport infrastructure. Features included in our products enable this smooth migration. In addition, we expect growth in the provision of advanced data and content over cellular services that provide data and video transmissions to advanced 3G and 3.5G and LTE handheld devices, driven by, among other things, the use of smart phones and tablets.

E.            OFF-BALANCE SHEET ARRANGEMENTS

We do not have any “off-balance sheet arrangements” as such term is defined in Item 5E of Form 20-F.

F.            TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table of our material contractual obligations as of December 31, 2011 summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated.

	Payment due by period ($ in thousands)
Contractual Obligations	Total	Less than 1 year		1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	29,071	24,682	1	--	--	4,389
Operating Lease Obligations	900	900	2	--	--	--
Purchase Obligations	2,472	2,472		--	--	--
Other Liabilities Reflected on our Balance Sheet under U.S. GAAP	14,588	10,644	3	--	--	3,944	4
Total	47,031	38,698		--	--	8,333
______________

1           The amount is presented in the less than 1 year column since June 2012 is the earliest possible repayment date for our Series A notes if the Arrangement does not come into effect. The obligation value (without taking into account adjustments for the conversion feature embedded in the Series A and Series B notes and interest obligation) is $24.9 million. If the Arrangement comes into effect, then in lieu of the repayment dates set forth in the first row of this table, our obligations payable to our Series A note holders and Series B note holders, assuming no conversion of any notes, would be approximately $13.0 million in 2012, approximately $13.5 million (plus interest) in 2013-15 and approximately $6.9 million in 2017.

2              Our major premises leases allow for early termination upon advance notice. This amount reflects lease payments for a full year.

3              These amounts reflect the trade payables, accrued expenses, deferred income and other payables presented in our balance sheet.

4              This amount reflects our accrued severance pay liability and our provision for Uncertainty in Income Taxes under FASB Interpretation No. 48. The time of its payment, in whole or in part, cannot be predicted and, as a result, this amount is presented in the more than 5 years column. Of this amount, $3.2 million has been previously funded for the coverage of our accrued severance pay liability by our contributions to employee plans.

In addition, as of December 31, 2011, our contingent liability to the Office of the Chief Scientist in respect of grants received was approximately $16.7 million. This liability is required to be repaid only by royalties based on revenues derived from products (and related services) whose development was funded with these grants. If we cancel projects financed by the OCS, the OCS may demand the repayment of grants we received in the past.

ITEM 6.                  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information with respect to Orckit’s directors and executive officers as of May 1, 2012.

Name	Age	Position
Izhak Tamir	59	President of Orckit and Chairman of the Board and Chief Executive Officer of Orckit-Corrigent
Eric Paneth	62	Chief Executive Officer and Director
Uri Shalom	41	Chief Financial Officer
Eli Aloni	44	Executive Vice President, Technology and Marketing
Yossi Barshishat	39	Vice President, Research and Development
Oren Tepper	40	Vice President, Corporate Sales
Inbar Rozenberg	45	Vice President, Human Resources
Oren Maymon	40	Vice President, Operations
Jed M. Arkin(1)(2)	48	Director
Moti Motil(2)	59	Chairman of the Board and a Director
Moshe Nir(1)(2)	61	Outside Director
Amiram Levinberg(1)	56	Outside Director
Naomi Steinfeld(1)(2)	44	Outside Director
____________________

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

The business experience of each of our directors and executive officers is as follows:

Izhak Tamir has been President and a director of Orckit since its founding in 1990.  From July 2008 to September 2011, Mr. Tamir also served as our Chairman of the Board of Directors. Mr. Tamir has also served as Chairman of the Board of our subsidiary, Orckit-Corrigent Ltd., since 2001 and Chief Executive Officer of Orckit-Corrigent since May 2007.  Mr. Tamir has served as a Director of Gilat Satellite Networks Ltd. since 2005. From 1987 until 1989, Mr. Tamir was employed by Comstream Inc., in San Diego, California.  From 1985 until 1987, he was vice president of A.T. Communication Channels Ltd., a subsidiary of Bezeq - the Israel Telecommunications Corporation Ltd.  From 1978 to 1985, he was a senior engineer in the Israeli Government. Mr. Tamir has served as Chairman of the Board of Directors of Tikcro Technologies Ltd. since January 2000 and was its Chief Executive Officer from August 2003 to December 2007. Mr. Tamir holds an engineering degree from the Israel Institute of Technology, commonly known as the Technion and an M.B.A. from Tel Aviv University.

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

Jed M. Arkin has been a director of Orckit since August 2001. Since January 2005, he has been a director, and is currently Chairman, of Mosaic Crystals Ltd., a developer of Gallium Nitride semiconductor materials. From January 2000 through April, 2007, Mr. Arkin served as Chairman of MadahCom, Inc., a manufacturer of digital wireless public alerting systems. MadahCom was acquired by Cooper Industries (NYSE: CBE) in April 2007. From March 2005 until April 2007, Mr. Arkin served as a director of Shamir Optical Industries Ltd. From 1999 to 2001, he served as General Manager of merchant banking for Oscar Gruss & Son, a New York-based investment bank.  From 1995 to 1998, Mr. Arkin served as Vice President of The Challenge Fund, an Israeli venture capital firm.  He holds a B.A. from St. John’s College in Annapolis, Maryland, an M.B.A. from Harvard Business School and a J.D. from Harvard Law School.

Moti Motil has been a director of Orckit since November 2002 and our Chairman of the Board of Directors since September 2011.  Since 1996, Mr. Motil has served as Vice President Finance and an associate of Palmot Ltd., an investment company based in Israel, and since 2006 has also served as Chief Financial Officer of Gan-Bair Senior Citizen Residence Ltd., a subsidiary of Palmot Ltd. From 1991 until 1996, he served as Chief Financial Officer of the Israeli subsidiary of Jan-Bell Marketing Inc., a retail company.  Mr. Motil holds a B.A. degree in Economics and Accounting from Tel-Aviv University and he is a Certified Public Accountant in Israel.

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

Amiram Levinberg has been an outside director of Orckit since November 2008. Mr. Levinberg co-founded Gilat Satellite Networks Ltd. and served as a director of Gilat from its inception until April 2004. From July 2005 to December 2011, Mr. Levinberg served as the Chairman of the Board and Chief Executive Officer of Gilat, and he continues to serve as its Chairman of the Board. From July 1995 until April 2003, he served as Gilat’s President. Until 2002, Mr. Levinberg also served as Gilat’s Chief Operations Officer. Until July 1995, he served as Gilat’s Vice President of Engineering. From 1977 to 1987, Mr. Levinberg served in a research and development unit of the Israel Defense Forces, where he managed a large research and development project. He was awarded the Israel Defense Award in 1988. Mr. Levinberg also serves on the board of directors of Cardboard Industries and Kargal, a cardboard manufacturer in Israel. He holds a B.Sc. degree in Electrical Engineering and Electronics and a M.Sc. degree in Digital Communications from the Technion.

 Naomi Steinfeld has been an outside director of Orckit since October 2011. Ms. Steinfeld is the managing partner of Naomi Steinfeld & Co., a law firm that specializes in tax and international business law, since 1998.  She has been practicing law since 1996, following six years as a certified tax advisor.  Ms. Steinfeld also lectures on tax law in the Executive MBA program at Tel Aviv University. Since 2008, Ms. Steinfeld has served as a director of Israel Aerospace Industries Ltd., Israel's leading aerospace and aviation manufacturer, and of CIH Cross-Israel Highway, the company responsible for planning, building and operating the Trans-Israel Highway.  Ms. Steinfeld holds an LL.B. degree and an LL.M. degree, concentrating in international commerce, both from Tel Aviv University.

There are no family relationships between any of our directors or executive officers.  There are no arrangements or understandings between any of our directors or executive officers and any other person pursuant to which our directors or executive officers were selected.

B.           COMPENSATION

The aggregate direct remuneration paid by us to all persons as a group (15 persons) who served in the capacity of director or executive officer in 2011 was approximately $2.8 million, which includes approximately $455,000 for the provision and payment of pension, retirement or similar benefits, and other fringe benefits. In 2011, we granted to this group options to purchase an aggregate of 416,000 ordinary shares under the Orckit Israeli Share Incentive Plan. The options had an exercise price of $1.59 per share, which represented a price equal to 25% above the market price of our ordinary shares on the date of grant. These options will expire in 2018. In 2011, we re-priced options granted to certain members of this group to purchase an aggregate of 641,000 ordinary shares under the Orckit Israeli Share Incentive Plan. Options granted to board members, including Izhak Tamir and Eric Paneth, were not re-priced. The exercise price of re-priced options was reduced from prices in the range of $3.20 to $11.46 per share to a range of $1.42 to $2.65 per share, which represented the market price of our ordinary shares on the date of re-pricing. In addition, we canceled the performance goals of 135,000 options (included in the 641,000 re-priced options above) of this group and accordingly, these options are now non-performance options.

Independent Director Compensation

Pursuant to the requirements of the Companies Law, remuneration of our directors generally requires shareholder approval. In October 2011, our shareholders approved a three-year compensation package for each non-employee director comprised of options to purchase up to 27,754 ordinary shares for each of the upcoming three years and cash compensation in the amount of NIS 20,710 (then equivalent to $5,788) per year and NIS 1,200 (then equivalent to $335) per meeting.  The cash component represents the minimum amount permitted to be paid under the applicable regulations promulgated under the Companies Law.  The options were granted under the Orckit Israeli Share Incentive Plan and have an exercise price of $1.59 per share, which represents a 25% premium above the closing price per share of our ordinary shares on the Nasdaq Stock Market on the last trading day preceding the date of the shareholder meeting at which the options were granted. The options vest for so long as the director continues to serve, over a period of three years, in three equal installments of 27,754 on each of the first, second, and third anniversary of the date of grant. The options, to the extent vested, will expire at the earlier of seven years from the date of grant or six months from termination of the director's service.

C.           BOARD PRACTICES

Corporate Governance Practices

We are incorporated in Israel and therefore are subject to various corporate governance practices under the Companies Law, relating to such matters as outside directors, the audit committee, the internal auditor and approvals of interested party transactions.  These matters are in addition to the ongoing listing conditions of the NASDAQ Stock Market and other relevant provisions of U.S. securities laws.  Under the NASDAQ rules, a foreign private issuer may generally follow its home country rules of corporate governance in lieu of the comparable NASDAQ requirements, except for certain matters such as composition and responsibilities of the audit committee.  For further information, see “Item 16.G – Corporate Governance.”

NASDAQ Requirements

Under the NASDAQ rules, a majority of our directors are required to be “independent directors” as defined in the NASDAQ rules.  Four out of the seven members of our board of directors, namely, Messrs. Arkin, Motil and Nir and Ms. Steinfeld, are independent directors under the NASDAQ requirements.

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

Under the Companies Law, the chairman of the board of a company is not permitted to hold another position in the company or a subsidiary thereof other than chairman or director of a subsidiary or, if approved by a special majority of shareholders, chief executive officer of the company.

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

Our outside directors under the Companies Law are Mr. Nir, whose fourth three-year term commenced in November 2011, Mr. Levinberg, whose second three-year term commenced in November 2011, and Ms. Steinfeld, whose first three-year term commenced in October 2011.

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

Our audit committee consists of Messrs. Nir (Chairman), Arkin and Levinberg and Ms. Steinfeld.

Compensation Committee

Our compensation committee is authorized to, among other things, review and approve base salaries, incentive bonuses, including the specific goals and amounts, employment agreements, and any other benefits, compensation or arrangements of our executive officers. Our compensation committee consists of Messrs. Arkin (Chairman), Motil and Nir and Ms. Steinfeld.

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

D.           EMPLOYEES

The numbers and breakdowns of our employees as of the end of the past three years are set forth in the following table:

	As of December 31,
	2009	2010	2011
Numbers of employees by geographic location
Israel	168	181	121
Elsewhere	17	20	28
Total workforce	185	201	149
Numbers of employees by category of activity
MIS, finance and administration	22	22	19
Research and development	112	122	90
Manufacturing, testing and quality assurance	13	15	11
Sales and marketing (including employed agents)	38	42	29
Total workforce	185	201	149

Our number of employees increased by 16 between December 31, 2009 and December 31, 2010. The increase was mainly in research and development employees to help us strengthen our research and development efforts.

Our number of employees decreased by 52 between December 31, 2010 and December 31, 2011. This decrease was mainly due to the headcount reduction undertaken in the second quarter of 2011.

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

We contribute amounts on behalf  of our employees to funds known as Managers’ Insurance and/or pension funds at rates that are not lower than the minimum set under applicable law. In most of the cases, each employee who agrees to participate in such funds contributes an amount equal to 5% of such employee’s base salary and the employer contributes approximately 15% of such salary (including payments for disability insurance), which 15% includes the 8.3% for severance pay.

E.           SHARE OWNERSHIP

As of May 1, 2012, Mr. Izhak Tamir beneficially owned 2,265,367 ordinary shares, or 9.5% of our ordinary shares.  This includes (i) 1,069,267 ordinary shares, (ii) options to purchase 420,000 of our ordinary shares at $27.14 per share, which expire in June 2012, (iii) 25,000 ordinary shares issuable upon the exercise of warrants at an exercise price of $5.66 per share, (iv) 78,000 ordinary shares issuable upon the exercise of warrants at an exercise price of $3.50 per share and (v) 673,100 ordinary shares issuable upon the conversion of Series B notes at a conversion price of NIS 10.00 per share (approximately $2.62, based on the U.S. Dollar/NIS exchange rate at December 31, 2011). See Item 7.A of this Annual Report with respect to additional shares he may beneficially own if the Arrangement comes into effect.

As of May 1, 2012, Mr. Eric Paneth beneficially owned 1,583,617 ordinary shares, or 6.8% of our ordinary shares.  This includes (i) 1,024,267 ordinary shares, (ii) options to purchase 420,000 of our ordinary shares at $27.14 per share, which expire in June 2012, (iii) 18,750 ordinary shares issuable upon the exercise of warrants at an exercise price of $5.66 per share, (iv) 66,000 ordinary shares issuable upon the exercise of warrants at an exercise price of $3.50 per share and (v) 54,600 ordinary shares issuable upon the conversion of Series B notes at a conversion price of NIS 10.00 per share (approximately $2.62, based on the U.S. Dollar/NIS exchange rate at December 31, 2011). See Item 7.A of this Annual Report with respect to additional shares he may beneficially own if the Arrangement comes into effect.

Except for Messrs. Paneth and Tamir, none of our executive officers or directors beneficially owns 1% or more of our outstanding ordinary shares.

As of May 1, 2012, options to purchase a total of 4,891,537 ordinary shares (including options whose vesting is subject to our meeting specified performance goals) were outstanding under our share incentive plan, of which options to purchase a total of 3,358,319 ordinary shares were held by our directors and officers (13 persons) as a group. Our share incentive plan is administered by the board of directors, which is empowered, subject to applicable law, to determine the optionees, dates of grant and the exercise price of options. Unless otherwise decided by our board of directors, options granted under the share incentive plan are non-assignable except by the laws of descent. The outstanding options are exercisable at purchase prices which range from $0 to $27.14 per share. Option awards generally vest over periods of between three to seven years and generally have a contractual term of from seven to eleven years.

Performance-based Options of Eric Paneth and Izhak Tamir

At our annual general meeting of shareholders held on July 3, 2008, our shareholders approved option grants to each of Mr. Paneth and Mr. Tamir under a multi-year incentive plan pursuant to the following terms:

•	the exercise price per share is $6.19, which was the closing price per share of our ordinary shares on the NASDAQ Stock Market on the last trading day preceding the date of the annual general meeting;

•
the options are divided into five annual tranches of 75,000 ordinary shares each (for an aggregate of 375,000 options over five years) and vest, for so long as the option holder continues to serve, only if the applicable cumulative revenue thresholds are met, as follows:

o	$50 million for 2009;

o	$130 million for 2009-2010;

o	$250 million for 2009-2011;

o	$420 million for 2009-2012; and

o	$600 million for 2009-2015.

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

The foregoing options granted to each of Mr. Tamir and Mr. Paneth, if vested and exercised in full, would constitute an aggregate of approximately 0.3% of our ordinary shares per year, or an aggregate of 1.6% of our outstanding ordinary shares for all of his five option tranches. These percentages are based on the number of ordinary shares outstanding on May 1, 2012, after giving effect to the exercise of such person’s options. No options vested under these grants in 2009, 2010 or 2011.

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

The following table sets forth, as of May 1, 2012, the number of our ordinary shares, which constitute our only voting securities, beneficially owned by (i) all shareholders known to us to own more than 5% of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group. The voting rights of all shareholders are the same. Beneficial ownership is determined in accordance with the rules of the SEC based on voting and investment power with respect to such ordinary shares. Ordinary shares issuable pursuant to options, warrants or convertible notes that are currently exercisable or exercisable or convertible within 60 days of May 1, 2012 are deemed to be outstanding and to be beneficially owned by the person holding such options, warrants or notes for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder or is based on the most recent Schedule 13D or 13G filed with the SEC and, unless otherwise indicated, we believe that persons named in the table have sole voting and sole investment power with respect to all the Ordinary Shares shown as beneficially owned, subject to community property laws, where applicable. As of May 1, 2012, 22,769,019 of our ordinary shares were outstanding.

Identity of Person or Group	Number of Ordinary Shares		Percent Beneficially Owned
Izhak Tamir	2,265,367	(1)	9.5%
Eric Paneth	1,583,617	(2)	6.8%
Catalyst Private Equity Partners (Israeli) II, LP, and affiliated funds	1,370,625	(3)	5.8%
All directors and executive officers as a group (13 persons)	4,547,736	(4)	18.0%

(1)
Includes (i) 1,069,267 ordinary shares, (ii) 420,000 ordinary shares issuable upon the exercise of options that are currently vested or vest within 60 days following May 1, 2012, (iii) 25,000 ordinary shares issuable upon the exercise of warrants at an exercise price of $5.66 per share, (iv) 78,000 ordinary shares issuable upon the exercise of warrants at an exercise price of $3.50 per share and (v) 673,100 ordinary shares issuable upon the conversion of Series B notes at a conversion price of NIS 10.00 per share.  In the event the Arrangement comes into effect, the conversion price of the Series B notes will change and Mr. Tamir will be entitled to convert his Series B notes into up to 3,678,142 Ordinary Shares, depending upon when these notes are converted; see Item 10.C of this Annual Report.

(2)
Includes (i) 1,024,267 ordinary shares, (ii) 420,000 ordinary shares issuable upon the exercise of options that are currently vested or vest within 60 days following May 1, 2012, (iii) 18,750 ordinary shares issuable upon the exercise of warrants at an exercise price of $5.66 per share, (iv) 66,000 ordinary shares issuable upon the exercise of warrants at an exercise price of $3.50 per share and (v) 54,600 ordinary shares issuable upon the conversion of Series B notes at a conversion price of NIS 10.00 per share. In the event the Arrangement  comes into effect, the conversion price of the Series B notes will change and Mr. Paneth will be entitled to convert his Series B notes into up to 298,361 Ordinary Shares, depending upon when these notes are converted; see Item 10.C of this Annual Report.

(3)
Includes 401,454 ordinary shares issuable upon the exercise of warrants at an exercise price of $3.50 per share and 372,400 ordinary shares issuable upon the conversion of Series B notes at a conversion price of NIS 10.00 per share. In the event the Arrangement comes into effect, the conversion price of the Series B notes will change and Catalyst will be entitled to convert its Series B notes into up to 2,034,973 Ordinary Shares, depending upon when these notes are converted; see Item 10.C of this Annual Report.

(4)
Includes 2,541,084 ordinary shares issuable upon the exercise of options, warrants and convertible notes held by our directors and executive officers that are currently vested or vest within 60 days following May 1, 2012.

As of June 15, 2009, Messrs. Paneth and Tamir each beneficially owned 1,679,267 ordinary shares, or 9.9% of our outstanding ordinary shares. The changes in their respective holdings reflected above were caused by the following events: (i) the purchase in May 2010 by Mr. Tamir of 100,000 units and by Mr. Paneth of 75,000 units on the same terms as our April 2010 registered direct offering, with each unit consisting of one ordinary share, a primary warrant to purchase 0.25 of one ordinary share at an exercise price of $5.66 per share and a contingent warrant to purchase 0.25 of one ordinary share at an exercise price of $11.32 per share; (ii) the purchase in March 2011 by Mr. Tamir of 130,000 units and by Mr. Paneth of 110,000 units on the same terms as our December 2010 public offering, with each unit consisting of one ordinary share and a warrant to purchase 0.60 of one ordinary share at an exercise price of $3.50 per share; (iii) the purchase in June 2011 by Mr. Tamir of NIS 6,731,000 principal amount of our Series B notes (approximately $1.99 million based on the U.S. Dollar/NIS exchange rate at that time) and by Mr. Paneth of NIS 546,000 principal amount of our Series B Notes (approximately $160,000 based on the U.S. Dollar/NIS exchange rate at that time), on the same terms as our public offering of these notes in Israel, which are convertible into our ordinary shares at the election of the holder thereof at the price of NIS 10.00 per share (approximately $2.62 based on the U.S. Dollar/NIS exchange rate at December 31, 2011); and (iv) the termination in December 2011 of the variable forward sale contract with Credit Suisse Capital LLC entered into in March 2006 between each of Mr. Tamir and Mr. Paneth with respect to 420,000 ordinary shares each.

As of April 5, 2012, there were 32 holders of record of our ordinary shares in the United States who collectively held approximately 89.8% of our outstanding ordinary shares.  The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

B.           RELATED PARTY TRANSACTIONS

Following the spinoff in 2000 by Orckit to its shareholders of the shares of Tikcro Technologies Ltd., which held its semiconductor business, we agreed to provide Tikcro administrative services. For the services rendered, Tikcro paid us fees in the amount of $48,000 in each of 2009 and 2010 and $24,000 in 2011.  The services agreement was terminated in June 2011.

On April 1, 2010, we completed the sale of 2,635,000 units at a price of $3.78 per unit in a registered direct offering.  Each unit consisted of one ordinary share, a primary warrant to purchase 0.25 of one ordinary share at an exercise price of $5.66 per share and a contingent warrant to purchase 0.25 of one ordinary share at an exercise price of $11.32 per share.  In addition, after receipt in May 2010 of shareholder approval as required by Israeli law, we sold 100,000 units to Izhak Tamir, our Chairman of the Board (at that time) and President, and 75,000 units to Eric Paneth, our Chief Executive Officer and a director. The units purchased by each of Messrs. Tamir and Paneth were purchased pursuant to subscription agreements, entered into by Messrs. Tamir and Paneth, on terms and conditions that were substantially the same as the units sold in the registered direct offering, except that no placement agent fee was payable by us with respect to the units purchased by Messrs. Tamir and Paneth. The participation in the offering by Messrs. Tamir and Paneth was also approved by our audit committee and board of directors.

On December 3, 2010, we completed the sale of 2,805,452 units at a price of $2.75 per unit in an underwritten public offering.  Each unit consisted of one ordinary share and a warrant to purchase 0.60 of one ordinary share at an exercise price of $3.50 per share. Catalyst Private Equity Partners (Israel) II LP, or Catalyst, a private equity fund, purchased 669,090 units in the offering.  Mr. Yair Shamir, one of our outside directors at that time, serves as the Chairman of the management company of this fund. In addition, after receipt in March 2011 of shareholder approval as required under Israeli law, we sold 130,000 units to Izhak Tamir, our Chairman of the Board (at that time) and President, and 110,000 units to Eric Paneth, our Chief Executive Officer and a director. The units purchased by Messrs. Tamir and Paneth and Catalyst were purchased pursuant to subscription agreements entered into by each of them on terms and conditions that were substantially the same as those provided in the underwriting agreement entered into in connection with the public offering, except that no underwriting commission was payable by us with respect to the sale of these units. The participation in the offering by Messrs. Tamir and Paneth and Catalyst was approved by our audit committee and board of directors.

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

On February 15, 2012, following the approval of our audit committee and board of directors, we reached a written agreement regarding the detailed terms of the Arrangement with the representatives of our Series A note holders and the representatives of our Series B note holders.  To induce such representatives to agree to the Arrangement, each of Mr. Tamir and Mr. Paneth agreed to various personal undertakings for our benefit. Pursuant to such agreement, each of Mr. Tamir and Mr. Paneth agreed to enter into a loan agreement with us in which he agreed to provide an unsecured loan to us in the amount of $200,000 prior to the effective date of the Arrangement. The loans will not bear interest, unless otherwise approved by our audit committee and board of directors. The loans will be subordinated to all of our obligations pursuant to the Series A notes and Series B notes and may be repaid only after the note holders have been fully repaid.  The loans will convert into ordinary shares upon the closing of an equity financing in which Mr. Tamir and Mr. Paneth have undertaken to invest $1.0 million each. For more information, see Item 10.C of this Annual Report under "Arrangement with Note Holders—Terms of the Arrangement—Additional Provisions".

We believe that any transactions involving affiliated parties were on terms no less favorable to us than could be obtained with non-affiliated parties.

C.           INTERESTS OF EXPERTS AND COUNSEL

Not applicable

ITEM 8.                  FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings

We are not currently a party to any material pending legal proceedings, nor is any of our property the subject of any material pending legal proceeding.

Dividend Policy

For a discussion of our dividend policy, please see “Item 5.B – Operating and Financial Review and Prospects – Liquidity and Capital Resources – Dividend Policy.”

Significant Changes

No significant change has occurred since December 31, 2011, except as otherwise disclosed in this Annual Report.

ITEM 9.                  THE OFFER AND LISTING

A.           OFFER AND LISTING DETAILS

Our ordinary shares are quoted on the NASDAQ Capital Market under the symbol “ORCT” and the Tel-Aviv Stock Exchange.

On January 3, 2012, we received a notification from the NASDAQ Listing Qualifications Staff indicating that our ordinary shares will be delisted from the NASDAQ Global Market because we did not satisfy the minimum $10 million shareholders’ equity requirement for continued listing on that market, unless we requested a hearing before a Nasdaq Listing Qualifications Panel. On March 28, 2012, we received a notification from the Panel that it has granted our request for continued listing, as well as our request that our shares be transferred to the NASDAQ Capital Market.  The minimum shareholders' equity requirement of the NASDAQ Capital Market is $2.5 million.  The Panel conditioned our continued listing on the NASDAQ Capital Market on our satisfying this requirement by June 27, 2012 and demonstrating to the Panel our ability to maintain compliance through 2012. On May 10, 2012, we received a notice from the Nasdaq Listing Council that it would review the decision of the Nasdaq Listing Qualifications Panel.

In addition, on February 15, 2012, we received a notification from the NASDAQ Listing Qualifications Staff that, for the previous 30 consecutive business days, the bid price for our ordinary shares had closed below the minimum $1.00 per share required for continued listing on the NASDAQ Global Market. We will be afforded 180 calendar days to regain compliance with the minimum bid price requirement, which requires that the bid price for our ordinary shares close at $1.00 per share or more for a minimum of ten consecutive business days. The grace period expires on August 13, 2012 and might be extended for an additional 180-day period if we meet certain other listing criteria.

The following table sets forth, for the periods indicated, the high and low sale prices of our ordinary shares as reported on the NASDAQ Global Market through March 29, 2012 and on the NASDAQ Capital Market from March 30, 2012.

Calendar Year	Price Per Share
	High	Low
2011	$3.35	$0.84
2010	$5.81	$2.18
2009	$4.39	$1.77
2008	$9.34	$1.90
2007	$12.42	$5.57

Calendar Period	Price Per Share
	High	Low
2012
First Quarter	$0.86	$0.38
Second Quarter (through May 11, 2012)	$0.65	$0.38

2011
First Quarter	$3.20	$2.55
Second Quarter	$3.35	$2.01
Third Quarter	$2.46	$1.14
Fourth Quarter	$1.51	$0.84
2010
First Quarter	$5.81	$3.08
Second Quarter	$4.68	$2.70
Third Quarter	$3.28	$2.18
Fourth Quarter	$4.05	$2.65

Calendar Month	Price Per Share
	High	Low
2012
April	$0.50	$0.40
March	$0.48	$0.38
February	$0.80	$0.43
January	$0.86	$0.68
2011
December	$1.10	$0.85
November	$1.38	$0.84

The following table sets forth, for the periods indicated, the high and low sale prices of our ordinary shares as reported on the Tel-Aviv Stock Exchange.

Calendar Year	Price Per Share
	High	Low
2011	$3.25	$0.82
2010	$5.79	$2.29
2009	$4.45	$1.90
2008	$9.23	$2.10
2007	$12.41	$5.85

Calendar Period	Price Per Share
	High	Low
2012
First Quarter	$0.90	$0.41
Second Quarter (through May 10, 2012)	$0.51	$0.42
2011
First Quarter	$3.21	$2.52
Second Quarter	$3.25	$1.98
Third Quarter	$2.41	$1.16
Fourth Quarter	$1.55	$0.82
2010
First Quarter	$5.79	$2.91
Second Quarter	$4.62	$2.70
Third Quarter	$3.04	$2.29
Fourth Quarter	$4.11	$2.66

Calendar Month	Price Per Share
	High	Low
2012
April	$0.48	$0.42
March	$0.50	$0.41
February	$0.80	$0.44
January	$0.90	$0.71
2011
December	$1.10	$0.88
November	$1.40	$0.82

The share prices as presented above in U.S. dollars were originally denominated in NIS and were converted to U.S. dollars using the representative exchange rate between the US dollar and the NIS published by the Bank of Israel for each applicable day in the presented period.

B.           PLAN OF DISTRIBUTION

Not applicable

C.           MARKETS

Our ordinary shares are quoted on the NASDAQ Capital Market under the symbol ORCT.  See Item 9A of this Annual Report.  Our ordinary shares are also quoted on the Tel-Aviv Stock Exchange.  Options relating to our ordinary shares are traded on the NYSE Arca and the Philadelphia Stock Exchange.

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

Each right initially will entitle shareholders to buy one-half of one of our ordinary shares for $21.67. The rights generally will be exercisable and transferable apart from our ordinary shares only if a person or group becomes an “acquiring person” by acquiring beneficial ownership of 15% or more of our ordinary shares, subject to certain exceptions set forth in the rights plan, or commences a tender or exchange offer upon consummation of which such person or group would become an “acquiring person.” In connection with the Arrangement, the rights plan may be amended to exclude the shares underlying our Series A notes and Series B notes from the computation of beneficial ownership, until such time as the notes are converted into ordinary shares; see Item 10.C below. Subject to certain conditions described in the rights plan, once the rights become exercisable, the holders of rights, other than the acquiring person, will be entitled to purchase ordinary shares at a discount from the market price.

The rights were extended in 2011 and will expire on December 31, 2014, unless our Board takes action to amend the expiration date. The rights are generally redeemable by our board of directors, at a nominal price per right, at any time until the tenth business day following public disclosure that a person or group has become an “acquiring person.”

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

•
reasonable litigation expenses, including attorney's fees, expended by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent or in connection with a financial sanction; and

•
reasonable litigation expenses, including attorneys' fees, expended by the office holder or charged to him by a court, in proceedings instituted against him by or on our behalf or by another person, or in a criminal charge from which he was acquitted, or a criminal charge in which he was convicted for a criminal offense that does not require proof of intent, in each case relating to an act performed in his capacity as an office holder; and

•
a financial obligation imposed upon an office holder and reasonable litigation expenses, including attorney fees, expended by the office holder as a result of an administrative proceeding instituted against him. Without derogating from the generality of the foregoing, such obligation or expense will include a payment which the office holder is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law, 1968 – 5728 (the "Securities Law") and expenses that the office holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees.

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

C.           MATERIAL CONTRACTS

For a description of our Standby Equity Purchase Agreement, see “–Liquidity and Capital Resources—Convertible Notes” and “-Liquidity and Capital Resources-Standby Equity Purchase Agreement” under Item 5.B of this Annual Report on Form 20-F. For a description of our Series B convertible notes, see “Major Developments since January 1, 2011” under Item 4.A of this Annual Report on Form 20-F.

Arrangement with Note Holders

Background

As of April 15, 2012, we had outstanding NIS-denominated Series A convertible notes in the aggregate principal amount of approximately $25.5 million, which bear interest at the rate of 6% per year and are linked to the Israeli consumer price index ("CPI"). The Series A notes are due in March 2017, but were subject to the right of each holder to request early repayment of all or part of the principal amount of the notes held by it on March 14, 2012, with a penalty of approximately 3% of the indexed principal amount (equal to the last payable interest coupon preceding the early repayment request). To allow the approval process of the Arrangement to be completed prior to the right of redemption coming into effect, our Series A note holders postponed the early redemption date to June 15, 2012 and the next semi-annual interest payment date from March 29, 2012 to June 10, 2012. If the Arrangement comes into effect, these dates will be further adjusted in accordance with the terms of the Arrangement.

The Series A notes are convertible at the election of each holder into our ordinary shares at a conversion price of $16.87 per share. We have the right to force the conversion of these notes at $16.87 per share if the prevailing market price of our ordinary shares is at least $30.00 per share. Prevailing market price is a price that must be exceeded for any 20 trading days within a period of 30 consecutive trading days.

As of April 15, 2012, we also had outstanding NIS-denominated Series B convertible notes in the aggregate principal amount of approximately $8.2 million, which bear interest at the rate of 8% per year and are not linked to the Israeli CPI.  The Series B notes are due in December 2017 and are not entitled to early redemption. The Series B notes are convertible at the election of each holder into our ordinary shares at the conversion price of $2.70 per share. We are not entitled to force the conversion of the Series B notes.

Because it was likely that the holders of the Series A notes would request early redemption of their notes in March 2012, in the fourth quarter of 2011, we and the representatives of the Series A note holders entered into negotiations with respect to the terms of an arrangement that would defer the payments to the note holders that request early redemption in consideration for decreasing the conversion prices of the notes. The negotiations on the terms of a proposed arrangement on our behalf were led by independent members of our Board of Directors.  On January 9, 2012, we reached an agreement in principle regarding the fundamental terms of the Arrangement with the representatives of our Series A note holders. The representatives of our Series B note holders then became part of these negotiations because any such arrangement would require their approval.

On February 15, 2012, following the approval of our audit committee and board of directors, we entered into a written agreement regarding the terms of the Arrangement with the representatives of our Series A note holders and the representatives of our Series B note holders.  On February 22, 2012, we filed a petition with the District Court of Tel Aviv regarding the Arrangement, as required by Section 350 of the Companies Law.  On March 2, 2012, the Court approved our request to convene meetings of our Series A note holders, our Series B note holders and our shareholders to vote upon the Arrangement.

At the Extraordinary Meeting of Shareholders held on April 19, 2012 (adjourned from its original date of April 15, 2012), our shareholders approved the Arrangement by the requisite majority and approved an increase in our authorized share capital from 95,000,000 ordinary shares to 170,000,000 ordinary, to become effective upon the effective date of the Arrangement.

On May 10, 2012, we held a joint meeting of our Series A note holders and Series B note holders to approve the Arrangement, and voting by written ballot was open until May 13, 2012.  The holders of the Series A and Series B notes unanimously and duly approved the Arrangement and the amended trust agreement related thereto.

On May 14, 2012, we filed a petition with the Court requesting its final approval of the Arrangement, subject to the satisfaction of all closing conditions. While the Court's approval is not perfunctory, we believe, based on the advice of counsel and their analysis of similar cases, that the Arrangement will be approved by the Court and that it will come into effect around the end of May 2012.

Terms of the Arrangement

The main provisions of the Arrangement, including the approvals and other conditions precedent to the effectiveness of the Arrangement, are summarized below.

Early Redemption of Notes

Under the Arrangement, each holder of Series A notes that requests early redemption of its notes would be entitled to its pro rata portion of the payments with respect to the Series A notes listed below (includes CPI linkage and, unless otherwise specified below, accrued interest except for interest accrued over the previous five-and-a-half months) and each holder of Series B notes that requests partial early redemption of its notes would be entitled to its pro rata portion of the payments with respect to the Series B notes listed below (includes accrued interest):

Payment Date	Series A Notes	Series B Notes
July/August 2012*	$9.8 million (or $9.7 million)**	$441,000 (or $573,000)**
October 2, 2012	$2.6 million (or $2.4 million)**	$191,000 (or $382,000)**
March 29, 2013	$1.4 million	$153,000
July 1, 2014	$11.7 million (or $12.0 million)** plus accrued interest	$204,000
________________

*
This is an estimated date. With respect to the Series A notes and the Series B notes, the payment date will be between seven and 60 days following the first conversion period for the Series A notes and the second conversion period for the Series B notes, respectively, each as set forth in the next section below.

**
The amount in parentheses would be due if, by the applicable payment date, less than an aggregate of approximately $3 million of the outstanding principal amount of the Series A notes and Series B notes was converted into our ordinary shares (not including conversions by our founders, Messrs. Izhak Tamir and Eric Paneth).

Series A note holders that do not elect early redemption of their notes would be entitled to repayment on the original maturity date of their notes in March 2017.

Conversion of Notes into Ordinary Shares

The agreement regarding the Arrangement reached by the Company and the representatives of the note holders on February 15, 2012 provided for three conversion prices for the Series A notes and for the Series B notes. However, the Tel Aviv Stock Exchange (the "TASE") informed the Company that it does not permit traded convertible notes to have more than two conversion prices.  Therefore, during the period from the effective date of the Arrangement until the later of 20 days following the effective date of the Arrangement and June 25, 2012, the Series A notes would have a conversion price of approximately $0.37 per share, after which time the conversion price would be approximately $2.04 per share.  The conversion price of the Series B notes would be approximately $2.04 during the initial ten-day period following the effective date of the Arrangement and approximately $0.49 per share during the subsequent 25-day period, after which the conversion price would revert back to approximately $2.04 per share.

In addition, under the Arrangement, we would be entitled to force conversion of all or a portion of the Series A notes and/or the Series B notes, at the price of $3.00 per share, if the market price of our ordinary shares is at least $3.00 per share for at least 20 trading days out of a period of 30 consecutive trading days on the Tel Aviv Stock Exchange.

While we cannot foresee when or how many of our notes would be converted, the conversion of all or a significant portion of our notes after the Arrangement comes into effect would increase the amount of our shareholders’ equity, but would also result in significant dilution of the holdings of our shareholders. As of May 1, 2012, we had 22,769,019 ordinary shares outstanding. Assuming the conversion of all our Series A notes and Series B notes pursuant to the terms of the Arrangement, we would have to issue an aggregate of between approximately 13.7 million and 75.9 million ordinary shares depending on when notes were converted, compared to issuing an aggregate of approximately 4.4 million ordinary shares according to the terms of the notes prior to the Arrangement. Conversion of notes after the Arrangement is in effect would result in the dilution of each of our shareholders’ ownership interest in us by between 37.6% and 76.9%, compared to dilution by 16.1% prior to the Arrangement. To accommodate the maximum potential conversions of our notes pursuant to the Arrangement, our shareholders have approved the increase of our authorized share capital from 95 million ordinary shares to 170 million ordinary shares, effective as of the effective date of the Arrangement.

An acquisition of our ordinary shares upon the conversion of notes that causes the acquirer to beneficially own 15% or more of our outstanding shares could activate our shareholder bonus rights plan, if such acquisition is not approved by our audit committee and board of directors.  To avoid this situation, effective as of the effective date of the Arrangement, our rights plan will be amended to exclude ownership of our notes from the definition of "beneficial ownership", until such notes are converted into ordinary shares. In addition, an acquisition of our ordinary shares upon the conversion of notes would be subject to Section 328 of the Companies Law, which requires the acquirer to purchase at least 5% of our outstanding ordinary shares from other shareholders by means of a tender offer, if as a result of the acquisition the acquirer would become a 25% or greater shareholder of the company. For more information, see Item 10.B of this Annual Report under the caption "Anti-Takeover Provisions; Mergers and Acquisitions".

Additional Provisions

The Arrangement also includes the following material provisions:

Until January 1, 2014, we would not be permitted, directly or indirectly, to repurchase any Series A notes or Series B notes, unless the price per NIS 1.00 principal amount of the notes is not more than NIS 0.60.

We would be required to use our best efforts to raise an aggregate amount of $10 million of equity by September 30, 2012. No assurance can be given that we will be able to raise funds on reasonable terms or at all.

Each of Mr. Tamir and Mr. Paneth would undertake to invest in our equity financings that take place by April 2, 2013 at least 10% of each such financing, up to an aggregate amount of $1.0 million each, if the aggregate amount raised from other investors in such offerings is not less than $7.0 million.

 Messrs. Tamir and Paneth would each provide a subordinated loan to us in the amount of $200,000, which would be converted into ordinary shares in an equity offering as part of the satisfaction of their commitments described in the immediately preceding paragraph.

The monthly salary of each of Mr. Tamir and Mr. Paneth would be reduced by 33% for the period between January 1, 2012 and October 2, 2013.

We will be permitted to incur debt that is senior to the notes, subject to the following principal conditions: (i) the amount of our senior debt outstanding may not exceed $5 million; (ii) senior debt may be incurred no earlier than August 1, 2012 and only after we have used our best efforts to effect an equity financing; and (iii) we must ensure that our early redemption payments to our Series A note holders and Series B note holders that would be due on October 2, 2012 in accordance with the Arrangement will be timely made.

We will not be permitted to distribute dividends or to engage in transactions with controlling shareholders (if any), in each case until the fourth early redemption payment date of July 1, 2014.

We would reimburse the representatives of the Series A and the representatives of the Series B note holders for the expenses incurred by them in connection with the  Arrangement. As of January 31, 2012, such expenses amounted to approximately $120,000.

The note holders, Orckit and our office holders would waive any claims against each other related to the period ending on the effective date of the Arrangement. However, such waiver (except with respect to vice presidents of ours or of any of our subsidiaries) would retroactively expire on October 15, 2012 unless at least one of the following events has occurred by that date: (i) the payments to the Series A note holders and the Series B note holders of the amounts payable to them on October 2, 2012 pursuant to the Arrangement and no incurrence of any senior debt or other debt or credit in excess of $134,000 having a maturity date earlier than April 15, 2013 ; (ii) an investment in us of at least $2 million in consideration for our securities or in the form of subordinated loans; or (iii) an investment in us of at least $1.75 million in consideration for our Ordinary Shares or options or subordinated loans, and the conversion by Mr. Tamir and Mr. Paneth of the Series B notes held by each of them in the principal amount of approximately $1.8 million and $146,000, respectively. If the waiver expires, then the period from February 15, 2012 until the date the waiver expires would not be counted for purpose of the statute of limitations on claims.

The parties to the waiver also agreed that no claim or demand would be made against us or our officers and directors in connection with the Arrangement or the approval thereof, to the extent it becomes effective.

During the period from the effective date of the Arrangement until November 1, 2012, subject to our making the payments required of us pursuant to the Arrangement, the note holders would not be permitted to demand the acceleration of their notes out of a foreseeable concern that we will not be able to meet our payment obligations towards them, unless we enter into insolvency proceedings that were not initiated by our Series A note holders or our Series B note holders or the respective trustees thereof and such proceedings are not cancelled within 45 days.

Conditions Precedent

The Arrangement is subject to the satisfaction of the following material conditions by June 30, 2012:

•
The deposit by us of cash and/or securities equal to an aggregate amount of approximately $10.3 million in a trust account held jointly by the trustees of the Series A notes and Series B notes, secured by a first ranking fixed charge, to ensure the first payment scheduled to be made to the Series A note holders and Series B note holders pursuant to the Arrangement. We have deposited cash and/or securities in a trust account held jointly by the trustees of the Series A notes and Series B notes for this purpose, although the agreement to create the fixed charge is not in final form. We have the right to elect that the first scheduled payment pursuant to the Arrangement will be out of the funds held in the account. If the Arrangement does not come into effect by June 30, 2012, the charge is required to be removed and the account released to us.

•
The deposit of $8.2 million principal amount of Series A notes held by one of our subsidiaries in a trust account held by the trustee of the Series A notes, secured by a first ranking fixed charge. We have deposited these notes in a trust account held by the trustee for this purpose, although the agreement to create the fixed charge is not in final form. As we previously reported, our subsidiary purchased these notes from note holders during the first quarter of 2009 for an aggregate purchase price of $3.0 million. At the time, these notes had an aggregate principal amount of $6.3 million, which has increased since then due to increases in the CPI and the exchange rate. Since our balance sheet is consolidated with that of our subsidiaries, these notes are not included among our consolidated liabilities. Our subsidiary does not plan to convert the notes into ordinary shares and is prohibited under the terms of the Arrangement from selling them or from requesting the early redemption thereof.

•
The prompt filing by us of a request with the Court to convene meetings of our Series A note holders, our Series B note holders and our shareholders to approve the Arrangement pursuant to Section 350 of the Israeli Companies Law, the publication by us of notices to convene such meetings promptly after receiving the Court's approval, and the receipt of such approvals of our note holders and our shareholders.

•
We filed such request with the Court on February 22, 2012, and, following the approval of the Court on March 2, 2012, we published notice of the shareholders' meeting on March 7, 2012, which was held on April 19, 2012, after being adjourned from its scheduled date of April 15, 2012. On May 2, 2012, once the negotiations between us and the representatives of the note holders regarding the revisions to the trust agreements required to implement the Arrangement were nearly complete, we published notices to convene meetings of our Series A note holders and Series B note holders to approve the Arrangement. On May 10, 2012, we resolved the final open issues in the revised trust agreements and held a joint meeting of our Series A note holders and Series B note holders.  Voting by written ballot was open until May 13, 2012, and the trustees of each series of notes notified us that the Arrangement had been duly approved. The approvals of the Tel Aviv Stock Exchange and the Court.

On May 14, 2012, we filed a petition with the Court requesting its final approval of the Arrangement. While the Court's approval is not perfunctory, we believe, based on the advice of counsel and their analysis of similar cases, that the Arrangement will be approved by the Court and that it will come into effect around the end of May 2012.

Most of the dollar amounts set forth in this Item 10.C are denominated in New Israeli Shekels ("NIS") in the relevant documents. The dollar amounts set forth above have been translated for convenience according to an exchange rate of NIS 3.734 per $1.00, which was the representative rate of exchange published by the Bank of Israel on March 29, 2012.

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

This summary does not consider all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders by reason of their particular circumstances, including potential application of the U.S. federal alternative minimum tax, or any aspect of state, local or non-U.S. federal tax laws or U.S. federal tax laws other than U.S. federal income tax laws. In addition, this summary is directed only to U.S. Holders that hold our ordinary shares as “capital assets” within the meaning of Section 1221 of the Code and does not address the considerations that may be applicable to particular classes of U.S. Holders, including financial institutions, regulated investment companies, real estate investment trusts, pension funds, insurance companies, broker-dealers, tax-exempt organizations, grantor trusts, partnerships or other pass-through entities, partners or other equity owners in partnerships or other pass-through entities, U.S. Holders whose functional currency is not the U.S. dollar, U.S. Holders who have elected mark-to-market accounting, U.S. Holders who acquired our ordinary shares through the exercise of options or otherwise as compensation, U.S. Holders who hold our ordinary shares as part of a “straddle,” “hedge” or “conversion transaction,” U.S. Holders selling our ordinary shares short, U.S. Holders deemed to have sold our ordinary shares in a “constructive sale,” and U.S. Holders, directly, indirectly or through attribution, of 10% or more (by vote or value) of our outstanding ordinary shares. If a partnership (including for this purpose any entity, domestic or foreign, treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ordinary shares, the U.S. federal income tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership.

Each U.S. Holder should consult with its own tax advisor as to the particular tax consequences to it of the purchase, ownership and sale of our ordinary shares, including the effects of applicable tax treaties, state, local, foreign or other tax laws and possible changes in the tax laws.

Sale, Exchange or Other Taxable Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Status,” a U.S. Holder’s sale, exchange or other taxable disposition of ordinary shares generally will result in the recognition by such U.S. Holder of capital gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s tax basis in the ordinary shares disposed of (determined in U.S. dollars).  This gain or loss will be long-term capital gain or loss if such ordinary shares have been held or are deemed to have been held for more than one year at the time of the disposition.  Individual U.S. Holders currently are subject to a maximum tax rate of 15% on long-term capital gains for tax years beginning on or before December 31, 2012. Beginning in 2013, the maximum tax rate applicable to long-term capital gains currently is scheduled to rise to 20%. Short-term capital gains generally are taxed at the same rates applicable to ordinary income.  If the U.S. Holder’s holding period on the date of the taxable disposition is one year or less, such gain or loss is treated as a short-term capital gain or loss.  See “Israeli Tax Considerations —Capital Gains Tax” for a discussion of taxation by Israel of capital gains realized on sales of our ordinary shares.  Any capital loss realized upon the taxable disposition of ordinary shares generally is deductible only against capital gains and not against ordinary income, except that non-corporate U.S. Holders generally may deduct annually from ordinary income up to $3,000 of capital losses in excess of capital gains.  In general, any capital gain or loss recognized by a U.S. Holder upon the taxable disposition of ordinary shares will be treated as U.S.-source income or loss for U.S. foreign tax credit purposes, although the tax treaty between the United States and Israel may permit gain derived from the taxable disposition of ordinary shares by a U.S. Holder to be treated as foreign-source income for U.S. foreign tax credit purposes.

A U.S. Holder’s tax basis in his, her or its ordinary shares generally will be the U.S. dollar purchase price paid by such U.S. Holder to acquire such ordinary shares.  The U.S. dollar cost of an ordinary share purchased with foreign currency generally will be the U.S. dollar value of the purchase price on the date of purchase or, in the case of ordinary shares that are purchased by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects), on the settlement date for the purchase.  Such an election by an accrual basis U.S. Holder must be applied consistently from year to year and cannot be revoked without the consent of the U.S. Internal Revenue Service. The holding period of ordinary shares owned by a U.S. Holder will commence on the day following the date of the U.S. Holder’s purchase of such ordinary shares and will include the day on which the ordinary shares are sold by such U.S. Holder.

In the case of a U.S. Holder who uses the cash basis method of accounting and who receives NIS in connection with a taxable disposition of ordinary shares, the amount realized will be based on the “spot rate” of exchange on the settlement date of such taxable disposition.  If such U.S. Holder subsequently converts NIS into U.S. dollars at a conversion rate other than the spot rate in effect on the settlement date, he, she or it may have a foreign currency exchange gain or loss treated as ordinary income or loss for U.S. federal income tax purposes.  A U.S. Holder who uses the accrual method of accounting may elect the same treatment required of cash method taxpayers with respect to a taxable disposition of ordinary shares, provided that the election is applied consistently from year to year.  Such election may not be changed without the consent of the U.S. Internal Revenue Service.  If an accrual method U.S. Holder does not elect to be treated as a cash method taxpayer (pursuant to U.S. Treasury Regulations applicable to foreign currency transactions), such U.S. Holder may be deemed to have realized an immediate foreign currency gain or loss for U.S. federal income tax purposes in the event of any difference between the U.S. dollar value of the NIS on the date of taxable disposition and the settlement date.  Any such currency gain or loss  generally would be treated as U.S.-source ordinary income or loss and would be subject to tax in addition to any gain or loss recognized by such U.S. Holder on the taxable disposition of ordinary shares.

Treatment of Distributions

For U.S. federal income tax purposes, the amount of any distribution with respect to our ordinary shares will equal the amount of cash distributed, the fair market value of any property distributed and the amount of any Israeli taxes withheld on such distribution as described below under “Israeli Tax Considerations -- Tax on Dividends.” Other than distributions in liquidation or in redemption of our ordinary shares that are treated as exchanges, a distribution with respect to our ordinary shares to a U.S. Holder generally will be treated as a dividend to the extent the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of any distribution that exceeds these earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis in his, her or its ordinary shares (but not below zero), and then generally as capital gain from a deemed sale or exchange of such ordinary shares. Corporate U.S. Holders generally will not be allowed a deduction under Section 243 of the Code for dividends received on our ordinary shares and thus will be subject to tax at the rate applicable to their taxable income. Currently, a noncorporate U.S. Holder’s “qualified dividend income” generally is subject to tax at a rate of 15%, although the rate applicable to dividend income is scheduled to return to the rate applicable to ordinary income for tax years beginning after December 31, 2012. For this purpose, “qualified dividend income” generally includes dividends paid by a foreign corporation if, among other things, the noncorporate U.S. Holder meets certain minimum holding period requirements and either (a) the stock of such corporation is readily tradable on an established securities market in the U.S. or (b) such corporation is eligible for the benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The U.S. Secretary of the Treasury has indicated that the income tax treaty between the U.S. and Israel is satisfactory for this purpose. Dividends paid by us will not qualify for the current 15% U.S. federal income tax rate, however, if we are treated, for the tax year in which the dividends are paid or the preceding tax year, as a “passive foreign investment company” for U.S. federal income tax purposes. See the discussion below under the heading “Passive Foreign Investment Company Status.”

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

There is no definitive method prescribed in the Code, U.S. Treasury Regulations or administrative or judicial interpretations thereof for determining the value of a publicly-traded foreign corporation’s assets for purposes of the Asset Test.  The legislative history of the U.S. Taxpayer Relief Act of 1997 (the “1997 Act”) indicates that for purposes of the Asset Test, “the total value of a publicly-traded foreign corporation’s assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities.”  It is unclear whether other valuation methods could be employed to determine the value of our assets for purposes of the Asset Test.

Based on the approach to valuation of a public company's assets set forth in the legislative history of the 1997 Act, we believe, based on the composition of our gross income, the composition and value of our gross assets and the amount of our liabilities,  that we would be deemed to have been a PFIC during each of 2002, 2003, 2004, 2007, 2008 and 2009, but not during each of 2005, 2006, 2010 or 2011. There can be no assurance that we will not be deemed a PFIC in any future tax year.

If we are treated as a PFIC for U.S. federal income tax purposes for any year during a U.S. Holder’s holding period of ordinary shares and the U.S. Holder does not make a QEF Election or a “mark-to-market”  election (both as described below):

•
The U.S. Holder would be required to (a) report as ordinary income any so-called “excess distributions” allocated to the current tax year, (b) pay tax on amounts allocated to each prior tax year in which we were a PFIC at the highest rate applicable to ordinary income in effect for such prior year and (c) pay an interest charge on the resulting tax at the rate applicable to deficiencies of U.S. federal income tax.  “Excess distributions” with respect to any U.S. Holder are amounts received by such U.S. Holder with respect to our ordinary shares in any tax year that exceed 125% of the average distributions received by such U.S. Holder from us during the shorter of (i) the three previous years, or (ii) such U.S. Holder’s holding period of our ordinary shares before the then-current tax year.  Excess distributions must be allocated ratably to each day that a U.S. Holder has held our ordinary shares.

•
The entire amount of any gain realized by such U.S. Holder upon the sale or other disposition of our ordinary shares also would be treated as an “excess distribution” subject to tax as described above.

•
The tax basis of ordinary shares acquired from a decedent who was a U.S. Holder generally would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis, if lower.

Although we generally will be treated as a PFIC as to any U.S. Holder if we are a PFIC for any year during the U.S. Holder’s holding period, if we cease to be a PFIC, the U.S. Holder may avoid the consequences of PFIC classification for subsequent years if he, she or it elects to recognize gain based on the unrealized appreciation in such U.S. Holder’s ordinary shares through the close of the tax year in which we cease to be a PFIC.

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

A U.S. Holder may make a QEF Election with respect to a PFIC for any tax year of the U.S. Holder.  A QEF Election is effective for the tax year for which the election is made and all subsequent tax years of the U.S. Holder.  Procedures exist for both retroactive elections and the filing of protective statements.  A U.S. Holder making a QEF Election must make the election by completing U.S. Internal Revenue Service Form 8621 and attaching it to such U.S. Holder’s U.S. federal income tax return for the first tax year to which the election will apply, and must satisfy additional filing requirements each year the election remains in effect. Upon the request of a U.S. Holder who wishes to make a QEF Election, we will provide to such U.S. Holder the information required to make a QEF Election and to make subsequent annual filings.

As an alternative to a QEF Election, a U.S. Holder generally may elect to mark his, her or its ordinary shares to market annually, recognizing ordinary income or loss (subject to certain limitations) equal to the difference, as of the close of the tax year, between the fair market value of his, her or its ordinary shares and the adjusted tax basis of such shares.  If a mark-to-market election with respect to ordinary shares is in effect on the date of a U.S. Holder’s death, the normally available step-up in tax basis to fair market value generally will not be available.  Rather, the tax basis of the ordinary shares in the hands of a U.S. Holder who acquires them from a decedent will be the lesser of the decedent’s tax basis or the fair market value of the ordinary shares. Once made, a mark-to-market election generally continues, unless revoked with the consent of the U.S. Internal Revenue Service.

The implementation of many aspects of the Code’s PFIC rules requires the issuance of Treasury Regulations which in many instances have yet to be promulgated and which may have retroactive effect when promulgated.  We cannot be sure that any of these regulations will be promulgated or, if so, what form they will take or what effect they will have on the foregoing discussion.  For example, under legislation enacted by the U.S. in 2010, U.S. Holders will be required to file a special information return for each year in which we are treated as a PFIC. The U.S. Internal Revenue Service has announced that it is developing guidance for filing this annual information return and intends to revise U.S. Internal Revenue Service Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or a Qualified Electing Fund) to implement this guidance, but until such guidance is issued and the revised Form 8621 is issued, the new annual reporting requirement is suspended for PFIC shareholders not otherwise required to file Form 8621.

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

The foregoing discussion of certain U.S. federal income tax considerations is a general summary only and should not be considered as income tax advice or relied upon for tax planning purposes. Each U.S. Holder should consult with his, her or its own tax advisor regarding U.S. federal, state, local and non-U.S. income and other tax consequences of the acquisition, ownership and disposition of our ordinary shares.

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

Corporate Tax Structure

Generally, Israeli companies are subject to corporate tax on their taxable income at the rate of 24% for the 2011 tax year and 25% for the 2012 tax year.  Following an amendment to the Israeli Income Tax Ordinance, or the Tax Ordinance, which came into effect on January 1, 2012, the corporate tax rate will remain at the rate of 25% for future tax years. Israeli companies are generally subject to capital gains tax at the corporate tax rate.  However, the effective tax rate payable by a company that derives income from an Approved Enterprise program may be considerably less, as further discussed below.

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

As of January 1, 2012, the tax rate generally applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 25% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale (i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company) the tax rate will be 30%. However, the foregoing tax rates will not apply to dealers in securities and shareholders who acquired their shares prior to an initial public offering (which may be subject to different tax treatment). Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of listed shares.

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

Tax on Dividends

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel.  These sources of income include passive income such as dividends.  On distributions of dividends other than bonus shares or stock dividends, the income tax rate is 25%, or 30% for a shareholder that is considered a significant shareholder at any time during the 12-month period preceding such distribution, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence and a special certificate from the Israeli Tax Authority is provided.  If the income out of which the dividend is being paid is attributable to an Approved Enterprise (or Benefited Enterprise), the rate is generally 15%.  Under the U.S.-Israel Tax Treaty, if the income out of which the dividend is being paid is not attributable to an Approved Enterprise (or Benefited Enterprise) and if not more than 25% of our gross income consists of interest or dividends, then income tax with respect to shareholders that are U.S. corporations holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year, is required to be withheld at the rate of 12.5%.

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

I.            SUBSIDIARY INFORMATION

Not applicable

ITEM 11.                QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

General

We are exposed to market risk, including movements in interest rates and foreign currency exchange rates.  Our primary market risk exposure occurs because we generate part of our revenues in Yen and Euros, but incur a majority of our salaries and related expenses and part of our other expenses in NIS. In 2012, we may also begin to generate revenues in other currencies. Our Series A and Series B convertible notes are denominated in NIS. As of December 31, 2011, the debt value of our Series A and Series B notes substantially exceeded our investments denominated in NIS in an approximate amount equal to $12.1 million. This amount may change in the future.

From time to time, in management’s discretion, we may engage in hedging or other transactions intended to manage risks relating to foreign currency exchange rates. As of May 1, 2012, we were not involved in any hedging transactions.  We may in the future undertake hedging or other similar transactions or invest in market risk sensitive instruments when our management determines that it is necessary to offset these risks.

Our interest rate and foreign exchange exposures are monitored by tracking actual and projected commitments.

Exchange Rate Risk Management

Our functional currency is the U.S. dollar.

From time to time, we assess our exposure to exchange rate risks and endeavor to limit this exposure through natural hedging, or by attempting to maintain a similar level of assets and liabilities in any given currency.

The table below presents our balance sheet exposure as of December 31, 2011 at fair value related to market risk sensitive instruments, mainly short term receivables, cash, cash equivalents and payables in currencies other than U.S. dollars. Substantially all of such balance is in the currencies set forth in the table below. The information is presented in U.S. dollars (in millions), which is our reporting currency (liabilities are presented in brackets).

Please see also the explanatory notes below the table.

New Israeli Shekels	Japanese Yen	European Euro	Indian Rupee	Total
(18.0)	1.2	0.4	0.1	(16.3)

Explanatory notes:

1)           Total balance sheet exposure relating to market risk sensitive instruments is the sum of the absolute figures (excess of liabilities over assets in the amount of $16.3 million). A devaluation of 5% of the U.S. dollar compared to the NIS would cause a decrease in expenses of approximately $900,000. A devaluation of 5% of the U.S. dollar compared to the Yen would cause an increase in expenses of approximately $60,000. A devaluation of 5% of the U.S. dollar compared to the Euro would cause an increase in expenses of approximately $20,000. A devaluation of 5% of the U.S. dollar compared to the Indian Rupee would cause an increase in expenses of approximately $5,000.

2)           The data presented in the table reflects the exposure after taking into account the effect of the “natural” hedging.

Interest Rate Risk Management

As of December 31, 2011, we had $3.5 million of cash and cash equivalents and $19.7 million of short-term marketable securities. Our trading securities mature as follows: $5.3 million in 2012, and $14.4 million over a period of one to 25 years until 2036. Due to the relatively short-term maturities of a substantial part of our cash, deposits and securities portfolio, an immediate 10% change in the current interest rates (for example, from 5.0% to 5.5%) is not expected to have a material effect on its near-term financial condition or results of operations. In March 2012, in accordance with the Arrangement, we deposited approximately $10.2 million in a secured trust account for the benefit of our note holders.

ITEM 12.                DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13.                DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14.                MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15.                CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2011. The evaluation was performed with the participation of our senior management and under the supervision and with the participation of our chief executive officer and chief financial officer. Based on this evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2011.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management, including our chief executive officer, the president and chief financial officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act. Our internal control system was designed to provide reasonable assurance to our management and our board of directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements for external purposes in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurances with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may decline.

Our management (with the participation of our chief executive officer, president and chief financial officer) conducted an evaluation, pursuant to Rule 13a-15(c) under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of our internal control over financial reporting based on the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of this evaluation, management assessed the effectiveness of our internal control over financial reporting as at December 31, 2011 and concluded that our internal control over financial reporting was effective as of December 31, 2011.

Attestation Report of the Registered Public Accounting Firm

Not applicable.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during 2011 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.               Audit Committee Financial Expert

Our board of directors has determined that Moshe Nir qualifies as an “audit committee financial expert” as defined in Item 16A of the Form 20-F rules and is “independent” as defined in the applicable regulations.

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

Item 16C.               Principal Accountant Fees and Services

At our adjourned annual general meeting held in October 2011, our shareholders re-appointed Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, to serve as our independent auditors. These accountants billed the following fees to us for professional services in each of the last two fiscal years:

	Year Ended December 31,
	2011	2010
Audit Fees	$134,000	$172,000
Audit-Related Fees	19,000	7,000
Tax Fees	42,000	9,000
Total	$195,000	$188,000

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

None of the fees paid by us to our independent auditors during 2011 were for services approved pursuant to Rule 2-01(c)(7)(i)(C) of Regulation S-X

The audit committee may delegate its pre-approval authority to one or more of its members, subject to ratification by the entire audit committee.

Requests or applications to provide services that require specific approval by the audit committee are submitted to the audit committee by an executive officer, together with detailed back-up documentation.

ITEM 16D.             EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

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

All the members of our audit committee, compensation committee and nominating committee qualify as "independent directors" as defined in the NASDAQ rules, except that Mr. Levinberg, a member of our audit committee (which also serves as our nominating committee), satisfies the independence requirements of an outside director under the Companies Law, which are described in "Item 6.C – Board Practices – Israeli Companies Law – Outside Directors," and the independence requirements of an audit committee member under the SEC rules and the Companies Law, but is not an “independent director” as defined in the NASDAQ rules.  We have elected to follow the Companies Law with respect to qualifications of the members of our audit and nominating committees. As a result, under the NASDAQ rules that apply to foreign private issuers such as us, a member of our audit committee must satisfy the independence requirements under the SEC rules, as well as the practice in our home country, and need not be an “independent director” as defined in the NASDAQ rules.

ITEM 16H.             MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17.                FINANCIAL STATEMENTS

See Item 18.

r)           FINANCIAL STATEMENTS

The following consolidated financial statements and related auditors’ reports are filed as part of this Annual Report.

ITEM 19.                EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit No.	Exhibit
†1.1*	Memorandum of Association, as amended.
1.2*	Eighth Amended and Restated Articles of Association.
1.3
Bonus Rights Agreement, dated as of November 20, 2001, between Orckit Communications Ltd. (Orckit”) and American Stock Transfer & Trust Company, as Rights Agent (incorporated by reference to our Registration Statement (File No. 000-28724) on Form 8-A).

1.4
Amendment No. 1, dated as of February 5, 2003, to Bonus Rights Plan, dated as of November 20, 2001, between Orckit and American Stock Transfer & Trust Company, as Rights Agent (incorporated by reference to our Registration Statement (File No. 000-28724) on Form 8-A/A, Amendment No. 1).

1.5
Amendment No. 2, dated as of December 5, 2011, to Bonus Rights Plan, dated as of November 20, 2001, between Orckit and American Stock Transfer & Trust Company, LLC, as Rights Agent (incorporated by reference to our Registration Statement (File No. 000-28724) on Form 8-A/A, Amendment No. 2).

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

†4.5
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

4.12	Form of Subscription Agreement for founders (incorporated by reference to our Report on Form 6-K filed on November 30, 2010).
4.13	Form of Warrant to Purchase Ordinary Shares, issued on December 3, 2010 (incorporated by reference to our Report on Form 6-K filed on November 30, 2010).

†4.14	English summary of the terms and conditions of Series B convertible notes issued in June 2011 (incorporated by reference to our Report on Form 20-F filed on June 29, 2011).
†4.16*	English summary of undertakings of Izhak Tamir toward the trustees of Orckit's note holders re: undertakings required by Arrangement, dated February 20, 2012
†4.17*	English summary of undertakings of Eric Paneth toward the trustees of Orckit's note holders re: undertakings required by Arrangement, dated February 20, 2012
4.18*	Loan Agreement between Orckit and Izhak Tamir, dated March 29, 2012
4.19*	Loan Agreement between Orckit and Eric Paneth, dated March 29, 2012
†4.20*	English summary of the terms and conditions of Series A convertible notes, as proposed to be amended pursuant to the Arrangement
†4.21*	English summary of the terms and conditions of Series B convertible notes, as proposed to be amended pursuant to the Arrangement
8.1	Subsidiaries of Orckit Communications Ltd.
12.1*	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act
12.2*	Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act
13.1*	Certification of Principal Executive Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act
13.2*	Certification of Principal Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act
15.1*	Consent of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited
101.1**
Interactive Data Files (in XBRL format) of the following materials from our Annual Report on Form 20-F for the year ended December 31, 2011: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, and (iii) Consolidated Statements of Changes in Equity (Capital Deficiency), (iv) Consolidated Statements of Cash Flows and (v) Notes to Financial Statements

*	Filed herewith

**           In accordance with Rule 406T of Regulation S-T, the information in Exhibit 101 is furnished and deemed not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, and otherwise is not subject to liability under these sections and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, except as expressly set forth by specific reference in such filing.
†           Translated in full or summary version; the original language version is on file with Orckit Communications Ltd. and is available upon request.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ORCKIT COMMUNICATIONS LTD.

By:	/s/ Izhak Tamir
Name:	Izhak Tamir
Title:	President
Date:	May 15, 2012

EXHIBIT INDEX

1.1	Memorandum of Association, as amended.
1.2	Eighth Amended and Restated Articles of Association
†4.16	English summary of undertakings of Izhak Tamir toward the trustees of Orckit's note holders re: undertakings required by Arrangement, dated February 20, 2012
†4.17	English summary of undertakings of Eric Paneth toward the trustees of Orckit's note holders re: undertakings required by Arrangement, dated February 20, 2012
4.18	Loan Agreement between Orckit and Izhak Tamir, dated March 29, 2012
4.19	Loan Agreement between Orckit and Eric Paneth, dated March 29, 2012
†4.20	English summary of the terms and conditions of Series A convertible notes, as proposed to be amended pursuant to the Arrangement
†4.21	English summary of the terms and conditions of Series B convertible notes, as proposed to be amended pursuant to the Arrangement
8.1	Subsidiaries of Orckit Communications Ltd.
12.1	Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act
12.2	Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act
15.1	Consent of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited
101.1
Interactive Data Files (in XBRL format) of the following materials from our Annual Report on Form 20-F for the year ended December 31, 2011: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, and (iii) Consolidated Statements of Changes in Equity (Capital Deficiency), (iv) Consolidated Statements of Cash Flows and (v) Notes to Financial Statements

__________________
†           Translated in full or summary version; the original language version is on file with Orckit Communications Ltd. and is available upon request.

*           In accordance with Rule 406T of Regulation S-T, the information in Exhibit 101 is furnished and deemed not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, and otherwise is not subject to liability under these sections and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, except as expressly set forth by specific reference in such filing.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
2011 CONSOLIDATED FINANCIAL STATEMENTS

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
2011 CONSOLIDATED FINANCIAL STATEMENTS

The amounts are stated in U.S. dollars ($) in thousands.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of
ORCKIT COMMUNICATIONS LTD.

We have audited the accompanying consolidated balance sheets of Orckit Communications Ltd. (“the Company”) and its subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2011. The Company’s Board of Directors and management are responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2011 and 2010, the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Without qualifying our opinion, we draw attention to Note 1a(5) to the consolidated financial statements, which describes the Arrangement with the holders of the Company's Series A and Series B convertible subordinated notes. As discussed in Note 1a(5), this Arrangement is pending court approval and the consolidated financial statements do not include any adjustments that will result from the Court's approval of the Arrangment.

Tel Aviv, Israel	/s/ Kesselman & Kesselman
May 15, 2012	Certified Public Accountants (Isr.)
A member of PricewaterhouseCoopers
International Limited

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 68125, Israel, P.O Box 452 Tel-Aviv 61003  Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.co.il

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	December 31
	2010	2011
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$7,610	$3,485
Marketable and other securities	11,585	19,703
Trade receivables	6,624	6,482
Inventories	3,183	4,082
Other current assets	3,197	2,238

T o t a l current assets	32,199	35,990
LONG-TERM INVESTMENTS:
Marketable and other securities	16,351	-,-
Severance pay fund	3,611	3,248
	19,962	3,248
PROPERTY AND EQUIPMENT, net	923	1,050
DEFERRED ISSUANCE COSTS, net	173	34
T o t a l assets	$53,257	$40,322
Liabilities and equity (capital deficiency)
CURRENT LIABILITIES:
Trade payables	$3,778	$2,988
Accrued expenses and other payables	6,910	6,178
Deferred income	909	1,478
Convertible subordinated notes, Series A (note 4)	-,-	24,682
T o t a l current liabilities	11,597	35,326
LONG-TERM LIABILITIES:
Accrued severance pay and other	4,446	3,944
Deferred Income	1,024	778
Convertible subordinated notes, Series A (note 4)	24,938	-,-
Convertible subordinated notes, Series B (note 4)	-,-	4,389
T o t a l long-term liabilities	30,408	9,111
COMMITMENTS AND CONTINGENT LIABILITY (note 5)
T o t a l liabilities	42,005	44,437
EQUITY (CAPITAL DEFIICIENCY) (note 6):
Share capital - ordinary shares of no par value
(authorized: December 31, 2010 – 75,000,000 shares; December 31, 2011 – 95,000,000; issued: December 31, 2010 – 25,128,358 shares;
December 31, 2011 - 25,406,095 shares; outstanding: December 31, 2010 -
22,483,519 shares; December 31, 2011 – 22,761,256 shares) and additional
paid in capital	358,589	360,190
Warrants	3,428	3,588
Accumulated deficit	(345,065)	(362,454)
Accumulated other comprehensive income (loss)	(56)	205
Treasury shares, at cost (2,644,839 ordinary shares)	(5,644)	(5,644)
T o t a l equity (capital deficiency)	11,252	(4,115)
T o t a l liabilities and equity (capital deficiency)	$53,257	$40,322

The accompanying notes are an integral part of these consolidated financial statements.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Year ended December 31
	2009	2010	2011
REVENUES	$12,727	$14,631	$15,585
COST OF REVENUES	(8,244)	(9,340)	(8,646)
GROSS PROFIT	4,483	5,291	6,939
RESEARCH AND DEVELOPMENT EXPENSES - net	(13,608)	(14,098)	(9,909)
SELLING, GENERAL AND ADMINISTRATIVE
EXPENSES	(15,677)	(16,498)	(13,419)
OPERATING LOSS	(24,802)	(25,305)	(16,389)
FINANCIAL EXPENSES - net	(362)	(1,642)	(4,991)
GAIN FROM EARLY EXTINGUISHMENT OF NOTES	2,985	-,-	-,-
INCOME (EXPENSES) FROM DEVALUATION (REVAULATION)
OF CONVERSION FEATURE EMBEDDED IN SERIES A
CONVERTIBLE NOTES (note 4)	(883)	(28)	1
INCOME FROM DEVALUATION OF SERIES B CONVERTIBLE
NOTES (note 4)	-,-	-,-	3,621
OTHER INCOME (note 9k)	-,-	1,624	369
NET LOSS	$(23,062)	$(25,351)	$(17,389)
LOSS PER SHARE (“EPS”) (note 9m, 1n):
Basic	$(1.40)	$(1.33)	$(0.77)
Diluted	$(1.40)	$(1.33)	$(0.84)

WEIGHTED AVERAGE NUMBER OF SHARES
USED IN COMPUTATION OF EPS (in thousands):
Basic	16,483	19,024	22,689
Diluted	16,483	19,024	24,484

The accompanying notes are an integral part of the consolidated financial statements.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CAPITAL DEFICIENCY)
(U.S. dollars in thousands)

	Share capital and additional
	paid in capital
	Number of shares (in thousands)	Amount	Warrants	Accumulated deficit	Accumulated other comprehensive income (loss)	Treasury shares	Total shareholders' equity (capital deficiency)
BALANCE AT JANUARY 1, 2009	16,403	341,692		(296,652)	(2,635)	(5,644)	36,761
CHANGES DURING 2009:
Net loss				(23,062)			(23,062)
Unrealized gains on available-for-sale marketable securities, net					2,039		2,039
T o t a l comprehensive loss							(21,023)
Exercise of options granted to employees	165	35					35
Compensation related to employee stock option grants		1,691					1,691
BALANCE AT DECEMBER 31, 2009	16,568	343,418		(319,714)	(596)	(5,644)	17,464
CHANGES DURING 2010:
Net loss				(25,351)			(25,351)
Unrealized gains on available-for-sale marketable securities, net					540		540
T o t a l comprehensive loss							(24,811)
Issuance of share capital and warrants, net of issuance costs	5,652	13,564	$3,428				16,992
Exercise of options granted to employees	264	35					35
Compensation related to employee stock option grants		1,572					1,572
BALANCE AT DECEMBER 31, 2010	22,484	358,589	3,428	(345,065)	(56)	(5,644)	11,252
CHANGES DURING 2011:
Net loss				(17,389)			(17,389)
Unrealized gains on available-for-sale marketable securities, net					261		261
T o t a l comprehensive loss							(17,128)
Issuance of share capital and warrants, net of issuance costs	240	500	160				660
Exercise of options granted to employees	37	15					15
Compensation related to employee stock option grants		1,086					1,086
BALANCE AT DECEMBER 31, 2011	22,761	360,190	3,588	(362,454)	205	(5,644)	(4,115)

The accompanying notes are an integral part of the consolidated financial statements.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended December 31
	2009	2010	2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the year	$(23,062)	$(25,351)	$(17,389)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation and amortization:
Property and equipment	740	737	526
Deferred issuance costs	150	139	139
Accrued interest, premium amortization and loss (gain), net from sale of marketable securities	(849)	(1,515)	2,063
Impairment of marketable securities	97	447	2,772
Increase (decrease) in accrued severance pay	(308)	330	(522)
Compensation related to employee stock option grants	1,691	1,572	1,086
Revaluation (devaluation) of conversion feature embedded in convertible notes	883	28	(1)
Adjustments in the value of Series A convertible notes	1,324	2,914	(255)
Adjustments in the value of Series B convertible notes	-,-	-,-	(3,621)
Gain from early extinguishment of Series A convertible notes	(2,985)	-,-	-,-
Gain from the sale of an equity investment	-,-	(1,624)	(369)
Increase in other long-term liabilities	20	20	20
Changes in operating assets and liabilities:
Decrease (increase) in trade receivables	3,362	(6,166)	142
Decrease (increase) in other current assets	2,172	(2,052)	959
Decrease in trade payables, accrued expenses
and other payables	(934)	(742)	(1,522)
Increase (decrease) in deferred income	(1,416)	562	323
Increase in inventories	(931)	(481)	(899)
Net cash used in operating activities	(20,046)	(31,182)	(16,548)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(465)	(557)	(653)
Change in funds in respect of accrued severance pay, net	44	(317)	363
Proceeds from equity investments	-,-	2,772	369
Bank deposits, net	(2,500)	4,000	-,-
Maturity of marketable securities held to maturity	29,733	9,837	-,-
Proceeds from marketable securities available for sale	481	7,572	12,583
Purchase of marketable securities held to maturity	(6,163)	-,-	-,-
Purchase of marketable securities available for sale	(5,270)	(9,651)	(8,924)
Net cash provided by investing activities	15,860	13,656	3,738
CASH FLOWS FROM FINANCING ACTIVITIES:
Exercise of options granted to employees	35	35	15
Proceeds from issuance of share capital and warrants	-,-	16,992	660
Issuance of Series B convertible notes, net of issuance costs	-,-	-,-	8,010
Early extinguishment of convertible subordinated notes	(2,985)	-,-	-,-
Net cash provided by (used in) financing activities	(2,950)	17,027	8,685
NET DECREASE IN CASH AND CASH EQUIVALENTS	(7,136)	(499)	(4,125)
BALANCE OF CASH AND CASH EQUIVALENTS AT
BEGINNING OF YEAR	15,245	8,109	7,610
BALANCE OF CASH AND CASH EQUIVALENTS AT
END OF YEAR	$8,109	$7,610	$3,485
SUPPLEMENTARY DISCLOSURE OF CASH FLOW
INFORMATION – CASH PAID DURING THE YEAR FOR:
Interest paid	$1,545	$1,509	$1,597
Advances paid to income tax authorities	$85	$43	$16

Supplementary information on  financing activities not involving cash flows:

- In 2010 - Issuance of 36,414 shares in the value of $100,000 . See also note 6e.

The accompanying notes are an integral part of the consolidated financial statements.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES:

a.	General:

1)	Nature of operations

Orckit Communications Ltd. (“Orckit”) is an Israeli corporation. Orckit and its wholly-owned subsidiaries, mainly Orckit-Corrigent (“Corrigent”) (together - “the Company”) are engaged in the design, development, manufacture and marketing of advanced telecom equipment to telecommunication service providers in active metropolitan areas. The Company's products are transport telecommunication equipment targeting high capacity packetized metropolitan networks.

For segment information see note 9g.

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

As applicable to these consolidated financial statements, the most significant estimates and assumptions relate to revenue recognition, provision for servicing products under warranty, inventories, fair value of financial instruments, estimation of the fair value of share-based compensation and other-than-temporary impairment of marketable and other securities.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

5)
The Company has suffered recurring losses as well as negative cash flows from operating activities and has a negative shareholders' equity. During 2011 and through the date of issuance of these financial statements, in order to allow time for negotiation, from time to time, the holders of the Company's Series A convertible subordinated notes granted extensions and deferrals to dates on which the Company was due to make payments on account of these notes. As more fully described in Note 10, Subsequent Events, after the balance sheet date the Company and the holders of its Series A and Series B convertible subordinated notes have agreed to an arrangement ("Arrangement") to extend the repayment dates and revise the conversion features; this Arrangement is  pending court approval.  Based on the  advice of counsel which was based on their analysis of similar cases,  management believes the  Arrangement  will be  approved by court. Management is in the process of evaluating various financing alternatives through fund raising in the public or private equity markets. Although there is no assurance that the Company will be successful with those initiatives, management believes that it will be able to secure the necessary financing as a result of its ongoing financing efforts, in which case management believes that the cash and other liquid resources on hand with the addition of cash flows from future operations will be sufficient for the Company to sustain operations and repay the notes holders through March 2013. The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the resolution of these uncertainties.

b.	Principles of consolidation

The consolidated financial statements include the financial statements of Orckit and its wholly-owned subsidiaries. Intercompany balances and transactions have been eliminated.

c.	Marketable and other securities

Debt securities that the Company plans to hold to maturity, and based on its assessment has the ability to hold to maturity, are classified as “held to maturity” and are recorded at amortized cost. The premium or discount is amortized over the period to maturity and included in financial income or expenses. On December 31, 2010, the Company reclassified its entire portion of investment portfolio classified at that date as held-to-maturity to available-for-sale because based on management’s evaluation, it might not hold these securities to maturity, but rather sell a portion of the securities to provide funds for operations. For a debt security transferred into the available-for-sale category, the unrealized holding gain or loss at the date of the transfer is recognized in a separate component of comprehensive income (loss) in shareholders’ equity.

Other debt securities are classified as available-for-sale. These securities are reported at fair value, with unrealized gains and losses reported as a separate component of comprehensive income (loss) in shareholders’ equity. When securities do not have an active market, fair value is determined using a valuation model. Unrealized losses that are considered to be other-than-temporary are charged to income as an impairment charge. Realized gains and losses on sales of securities, as well as premium or discount amortization, are included in the consolidated statement of operations as financial income or expenses. The Company does not hold any securities for trading purposes.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

c.	Marketable and other securities (continued)

An other-than-temporary impairment is triggered when there is intent to sell the security, it is more likely than not that the security will be required to be sold before recovery of its amortized cost basis, or the Company does not expect to recover the entire amortized cost basis of the security. If the debt security’s market value is below amortized cost and the Company either intends to sell the security or it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, the Company records an other-than-temporary impairment charge to financial expenses for the entire amount of the impairment. For the remaining debt securities, if an other-than-temporary impairment exists, the Company separates the other-than-temporary impairment into the credit loss portion and the non-credit loss portion. The credit loss portion is the difference between the amortized cost of the security and the Company’s best estimate of the present value of the cash flows expected to be collected from the debt security. The non-credit loss portion is the residual amount of the other-than-temporary impairment. The credit loss portion is recorded as a charge to financial expenses, and the non-credit loss portion is recorded as a separate component of other comprehensive income (loss).

d.	Inventories

 Inventories, are valued at the lower of cost or market. Cost is determined as follows:

Raw materials and supplies - on moving average basis.
Finished products - on basis of production costs:
Raw materials and supplies - on moving average basis.
Labor and production cost - on average basis.

Cost of finished products that are manufactured completely by subcontractors are determined based on the specific cost of each product. The Company writes down product inventory based on forecasted demand and technological obsolescence.

e.	Property and equipment:

1)	These assets are stated at cost.

2)	The assets are depreciated by the straight-line method on the basis of their estimated useful life, as follows:

Years
Computers, software and equipment	3
Office furniture and equipment	10

Leasehold improvements are amortized by the straight-line method, over the term of the lease, or over the estimated useful life of the improvements - whichever is shorter.

f.	Impairment of property and equipment

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

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

g.	Deferred issuance costs

Issuance costs in the original amount of $917,000 in connection with the Series A convertible subordinated notes were deferred and are amortized over the period from issuance date to March 2012. Upon early repurchase of such notes, applicable issuance costs were offset against the gain recorded, proportionately to the amounts of notes repurchased (see note 4).

Since the Series B convertible subordinated notes are carried on the balance sheet at their fair value, the issuance costs in connection with these notes were expensed upon issuance.

h.	Treasury shares

Ordinary shares purchased by the Company are presented as a reduction of shareholders’ equity, at their cost to the Company.

i.	Revenue recognition

Revenues from sales of products are recognized when delivery occurs and title passes to the customer, provided that appropriate signed documentation of an arrangement exists, the fee is fixed or determinable and collectability is reasonably assured.

Certain of the Company’s arrangements include hardware that functions together with software to provide the essential functionality of the product. Through December 31, 2010, software revenue recognition guidance also applies to non-software deliverables, such as computer hardware, if the software is essential to the functionality of the non-software deliverables, as is the case with the Company’s deliverables. Accordingly, revenues from sales of software products were recognized when, in addition to the criteria mentioned above, vendor-specific objective evidence ("VSOE”) of fair value for undelivered elements exists. VSOE is typically based on the price charged when an element is sold separately or, if an element is not sold separately, on the price established by authorized management, if it is probable that the price, once established, will not be changed when this element is commercially sold.

In October 2009, the FASB issued Accounting Standard Update No. 2009-14: Certain Revenue Arrangements That Include Software Elements - ("ASU 2009-14"). ASU 2009-14 amends the scope of the software revenue guidance in Topic 985-605 to exclude, inter alia, non-software components of tangible products and software components of tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product’s essential functionality. The Company adopted this guidance on a prospective basis for revenue arrangements entered into, or materially modified, on or after January 1, 2011. Certain of the Company’s multiple element arrangements include hardware that functions together with software to provide the essential functionality of the product. Accordingly, such arrangements are no longer accounted for in accordance with the FASB’s software revenue guidance. Instead, they are accounted for in accordance with the new guidance for multiple-deliverable arrangements.

The Company grants to customers post-contract hardware and software support services (“PCS”) in connection with its sales. VSOE of the fair value of PCS was established based on Company's practice with its customers. Therefore, revenues from the sale of products were recognized upon delivery (when the criteria mentioned above are met), and the fair value of PCS is deferred and recognized over the term of the PCS.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

i.	Revenue recognition (continued)

In October 2009, the FASB issued Accounting Standard Update No. 2009-13, Revenue Recognition (Topic 605) – Multiple-Deliverable Revenue Arrangements ("ASU 2009-13"). The Company adopted this guidance on a prospective basis for revenue arrangements entered into, or materially modified, on or after January 1, 2011. Under the new guidance, the Company separates its multiple-deliverable arrangements into more than one unit of accounting when both of the following criteria are met:

(1)	The delivered item(s) has value to the customer on a stand-alone basis; and
(2)
If the arrangement includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is considered probable and substantially within the Company’s control.

If these criteria are met, consideration is allocated at inception of the arrangement to all deliverables on the basis of the relative selling price. The selling price of each deliverable is based upon the following selling price hierarchy: VSOE if available, third party evidence of selling price (“TPE”) if VSOE is not available or best estimate of selling price if neither VSOE nor TPE is available. Under the new guidance, if VSOE or TPE is not determinable, the Company utilizes its best estimate of selling price in order to allocate consideration for those deliverables. Best estimate of selling price is developed by considering multiple factors including, but not limited to, sales, costs and margin objectives.

The adoption of the amended guidance in both ASU 2009-13 and ASU 2009-14 did not have a material effect on the Company’s financial statements based on the Company’s current operations.

The Company does not, in the normal course of business, provide a right of return to its customers.

j.	Provision for warranty

The Company grants warranty servicing for products sold. The Company expenses such warranty costs at the time revenues from the related sales are recognized. (See also Note 1i, above.) The annual provision is calculated as a percentage of sales, based on historical experience.

k.	Uncertainty in income taxes

The Company implements accounting guidance for accounting for Uncertainty in Income Taxes. Accordingly, a two-step approach to recognizing and measuring uncertain tax positions is applied. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. The Company's policy is to include interest related to unrecognized tax benefits within financial expenses and penalties within operating loss.

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

Nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities are deferred and amortized over the period that the goods are delivered or the related services are performed, subject to an assessment of recoverability.

m.	Cash equivalents

The Company considers all highly liquid investments, which include short-term bank deposits (up to three months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

n.	Loss per share

Basic loss per share is computed by dividing net loss by the weighted average number of shares outstanding during each year, net of treasury shares.

In computing diluted loss per share, basic loss per share is adjusted to take into account the potential dilution that could occur upon: (i) the exercise of options granted under employee share compensation plans and warrants; and (ii) the conversion of convertible subordinated notes using the "if-converted" method, by adding to net income interest expense on the notes, income from devaluation to fair value of the Series B convertible subordinated notes and currency transaction gains and losses in connection with the notes, and by adding the weighted average number of shares issuable upon assumed conversion of the subordinated notes.

The Series A convertible subordinated notes, outstanding stock options and warrants, where applicable, have been excluded from the calculation of the diluted EPS for each of the three years ended December 31, 2011 due to their anti-dilutive effect. The Series B convertible subordinated notes were included in the calculation of the diluted EPS for the year ended December 31, 2011. See also Note 9m.

o.	Comprehensive loss

The Company’s comprehensive loss consists of its net loss and, in the years ended December 31, 2009, 2010 and 2011, of unrealized gains and losses derived from marketable securities classified as available for sale (See also Note 1c above).

p.	Stock based compensation

Awards classified as equity awards are accounted for using the grant-date fair value method. The fair value of share-based payment transactions is recognized as expense over the requisite service period, net of estimated forfeitures. The Company estimated forfeitures based on historical experience and anticipated future conditions.

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

Deferred taxes are determined utilizing the asset and liability method, based on the estimated future tax effect differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Valuation allowances are included in respect of deferred tax assets when it is more likely than not that no such assets will be realized. See Note 7d.

Taxes which would apply in the event of disposal of investments in non-Israeli subsidiaries have not been taken into account in computing deferred taxes, as it is the Company’s policy to hold these investments, and not to realize them.

r.	Shipping and handling fees and costs

Shipping and handling costs related to revenues are classified as a component of cost of revenues.

s.	Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches, including market, income and/or cost approaches. Accounting guidance establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances. The hierarchy is divided into three levels based on the reliability of inputs. For further disclosure, see Note 8d.

t.	Fair Value Option

Topic 815 provides entities with an option to report certain financial assets and liabilities at fair value, with subsequent changes in fair value reported in earnings. The election can be applied on an instrument-by-instrument basis. The company elected the fair value option to its Series B convertible notes, see also note 4b.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

u.	Recently Issued Accounting Guidance

In May 2011, the FASB issued Accounting Standards Update No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”). ASU 2011-04 changes certain fair value measurement principles and clarifies the application of existing fair value measurement guidance. These amendments include, among others, (1) the application of the highest and best use and valuation premise concepts, (2) measuring the fair value of an instrument classified in a reporting entity’s shareholders’ equity and (3) disclosing quantitative information about the unobservable inputs used within the Level 3 hierarchy. For public entities, the amendments are effective for interim and annual periods beginning after December 15, 2011 on a prospective basis. The Company will adopt ASU 2011-04 on January 1, 2012. The Company does not expect ASU 2011-04 to have a material effect on its consolidated financial statements.

In 2011, the FASB amended its guidance regarding presentation of comprehensive income. The amendment eliminates the option to present items of other comprehensive income in the statement of changes in equity and requires an entity to present the components of net income and other comprehensive income in either a single continuous statement or in two separate, but consecutive, statements. The Company will adopt this amendment on January 1, 2012. The adoption will change the way the Company presents comprehensive income, as under current guidance, the Company presents comprehensive income within the statement of changes in equity in annual periods.

In December 2011, the FASB amended its guidance on disclosures about offsetting assets and liabilities. The amendment enhances disclosures regarding financial instruments and derivative instruments that are either (1) offset in accordance with GAAP or (2) subject to an enforceable master netting arrangement. This information will enable users of an entity’s financial statements to evaluate the effect or potential effect of netting arrangements on an entity’s financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments. The amendments in ASU 2011-11 must be applied for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Company does not expect ASU 2011-11, which relates to disclosure matters only, to have an impact on the Company’s consolidated financial position, results of operations or cash flows.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - PROPERTY AND EQUIPMENT

Composition of assets, grouped by major classification, is as follows:

	December 31
	2010	2011
	In thousands
Cost:
Computers, software and equipment	$5,858	$6,394
Office furniture and equipment	174	179
Leasehold improvements	229	341
	6,261	6,914
Less - accumulated depreciation and amortization	5,338	5,864
	$923	$1,050

Depreciation and amortization expenses totaled $740,000, $737,000 and $526,000 in the years ended December 31, 2009, 2010 and 2011 respectively.

NOTE 3 - SEVERANCE PAY:

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

The liability is partly funded by purchase of insurance policies or pension funds and by deposit of funds in dedicated deposits. The amounts funded are included in the balance sheet under “–Severance pay fund”. The policies are the Company’s assets and under labor agreements, subject to certain limitations, they may be transferred to the ownership of the beneficiary employees. The amounts funded as of December 31, 2010 and 2011 are approximately $3,611,000 and $3,248,000, respectively.

According to substantially all of the Company’s current employment agreements, the Company makes regular deposits with insurance companies in order to secure employees’ rights upon retirement. Thus, in accordance with these agreements, the Company is fully relieved from any severance pay liability. The liability accrued in respect of these employees and the amounts funded, as of the agreement date, are not reflected in the balance sheets, since the amounts funded are not under the control and management of the Company.

The Company accounts for severance pay liability as contemplated by accounting guidance with respect to vested benefit obligations for defined benefit pension plans and, accordingly, records the obligation on an undiscounted basis as if it were payable at each balance sheet date.

b.
The net amounts of pension and severance pay expense were $1.1 million $1.3 million and $740,000 for the years ended December 31, 2009, 2010 and 2011, respectively. Payments of $900,000, $1.1 million and $980,000 in the years ended December 31, 2009, 2010 and 2011, respectively, were in respect of the insurance policies that were expensed but not reflected in the balance sheet as described above.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - SEVERANCE PAY (continued):

c.
The Company expects to contribute approximately $870,000 in 2012 to insurance companies and pension funds, in respect of its severance pay liabilities expected to be incurred relating to 2012 operations.

d.
The Company does not expect to pay material future benefits to its employees upon their normal retirement age in the years 2012 through 2016 since there are no material obligations not covered by on-going severance deposits.

The statement in item d above does not include amounts that might be paid to employees who cease working for the Company before their normal retirement age.

NOTE 4 – CONVERTIBLE SUBORDINATED NOTES

a.
On March 27, 2007, Orckit issued approximately $25.0 million principal amount of Series A convertible subordinated notes (the “Series A Notes”) in a private placement. The Series A Notes were issued at their par value of NIS 107 million. The Series A Notes are due in 2017, linked to the Israeli consumer price index (“CPI”) and pay interest, in NIS, semi-annually at the rate per annum of 6%, linked to the Israeli CPI. Holders of the Series A Notes had the right to request repayment of the principal amount in March 2012 and the Company presented the Notes balance as part of current liabilities in the consolidated balance sheet as of December 31, 2011. The Series A Notes are convertible at the election of the holders, at any time, into ordinary shares of Orckit at the initial conversion price of NIS 63 (equivalent to $15.00 per share on issuance date), subject to adjustment for customary events. Orckit has the right to force conversion of the Series A Notes at the conversion price if the market price of its ordinary shares exceeds $30.00 per share on 20 trading days within any consecutive 30 trading day period, subject to adjustment for customary events. Orckit listed the Notes on the Tel Aviv Stock Exchange. Based on the conversion price of NIS 63 per share applicable at December 31, 2011, taking into account the buy back of a portion the Series A Notes, see below, the Series A Notes were convertible into 1,285,640 ordinary shares of the Company at December 31, 2011.

Since the conversion price of the Notes is denominated in NIS, and the Company’s functional currency is the U.S. dollar, this conversion option is deemed to be an embedded derivative that should be measured and accounted for separately. Accordingly, the conversion option is marked to market each reporting period with the difference recorded as financial income or expense.

The Company measured the fair value of the conversion feature on the issuance date at approximately $4.8 million. Since approximately $25 million was raised, the remaining $20 million was allocated to the Series A Notes, thereby creating a discount and increasing the effective interest rate. The discount is amortized over the period from issuance date to March 2012, the earliest possible repayment date. The amortized balance of the discount at December 31, 2011 was $300,000 (December 31, 2010 - $1.1 million). The amortized balance of the discount at December 31, 2010 and 2011 is net of a relative portion of the amount allocated to a portion of the Series A convertible notes that was repurchased in previous years.

At December 31, 2010 and December 31, 2011 the fair value of the conversion feature was $1 thousand and $0, respectively.

The fair value of the Notes at December 31, 2011, as traded on the Tel Aviv Stock Exchange, net of a relative portion of the amount allocated to a portion of the Series A convertible notes that was repurchased in previous years, was approximately $17.9 million (December 31, 2010 - $22.9 million).

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 – CONVERTIBLE SUBORDINATED NOTES (continued)

b.
In June 2011, Orckit issued approximately $9.0 million principal amount of Series B convertible subordinated notes (the “Series B Notes”) in a public offering in Israel. The Notes were issued at a price of NIS 940 per unit (each unit comprised of NIS 1,000 principal amount of Series B Notes). The Series B notes are due in 2017, bear interest at the rate of 8% per year, are not linked to the Israeli CPI and are convertible into the Company’s ordinary shares at the election of the holder thereof at the price of NIS 10.00 per share (approximately $2.95 based on the U.S. Dollar/NIS exchange rate on issuance date), subject to adjustment for customary events. The gross proceeds of the offering were approximately $8.5 million and the net proceeds of the offering were approximately $8.0 million.

The issuance included the sale to the Company’s two founders, who are executive officers and directors of the Company, of NIS 7,277,000 principal amount of the Series B notes (approximately $2.2 million based on the exchange rate at that time). The purchases by the Company’s two founders were made on the same terms as all other individual investors and institutional investors, respectively, in the public offering in Israel.

Orckit listed the Series B Notes on the Tel Aviv Stock Exchange. Based on the conversio price of NIS 10.0 per share applicable at December 31, 2011, the Notes were convertible into 3,077,900 ordinary shares of the Company at December 31, 2011.

The Company records the Series B Notes on its consolidated balance sheet at their fair value, $4.7 million as of December 31, 2011, as traded on the Tel Aviv Stock Exchange (see also Note 8d). Of this amount, accrued interest in the amount of approximately $320,000, is included in accrued expenses on the consolidated balance sheet.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 - COMMITMENTS AND CONTINGENT LIABILITY:

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

In the case of the cancellation of a project that was partly financed by royalty-bearing Government participations, the Government of Israel may claim a refund of the grants that it made.

The royalty rate, based on the sales of products resulting from funded research and development projects, was fixed at 3% during the first three years and 3.5-4.5% thereafter. Royalties are paid biannually and are payable up to 100% of the amount of such grants, with the addition of annual interest based on LIBOR. Royalty expenses are classified as part of cost of revenues.

In the event that any of the manufacturing rights or technology is transferred out of Israel, subject to the approval of the Government of Israel, the Company would be required to pay royalties at a higher rate and an increased aggregate payback amount in the range of 120% to 300% of the grants received, based on the applicable project. The total aggregate contingent liability of the Company in respect of royalties to the Government of Israel at December 31, 2011 was approximately $16.7 million (excluding interest accrued).

Royalty expenses totaled $509,000, $366,000 and $645,000, in the years ended December 31, 2009, 2010 and 2011, respectively, and are included in the statements of operations in cost of revenues.

b.	Lease commitments

The Company has entered into several operating lease agreements with respect to its offices. The main agreement is for the premises it uses in Israel. The Company has an option to terminate this lease agreement on six-months’ advance notice.

The projected annual rental payments for 2012 and for subsequent years, at rates and for leases in effect for 2011 at December 31, 2011, are approximately $900,000.

Lease expenses totaled $1,149,000, $1,161,000 and $1,225,000 in the years ended December 31, 2009, 2010 and 2011, respectively.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - SHAREHOLDERS’ EQUITY:

a.	Share capital:

1)	Orckit's ordinary shares are traded in the United States on the Nasdaq Capital Market, under the symbol "ORCT" and on the Tel Aviv Stock Exchange in Israel.

On January 3, 2012 the Company received notification from the Nasdaq Listing Qualifications Staff indicating that the Company’s securities were subject to delisting based upon the Company’s non-compliance with the $10 million stockholders’ equity requirement for continued listing on the Nasdaq Global Market. In March 2012, the Nasdaq Listing Qualifications Panel granted the Company’s request for continued listing and for a transfer of its listing from the Nasdaq Global Market to the Nasdaq Capital Market.

The Company’s continued listing on The NASDAQ Capital Market is subject to certain conditions, including the Company’s meeting, by June 27, 2012, the applicable $2.5 million stockholders’ equity requirement for continued listing on the Capital Market, and the submission of financial projections for the Panel’s review evidencing the Company’s ability to sustain compliance with that requirement through the end of 2012. The Company also remains subject to a grace period through August 13, 2012, by which date the Company must evidence compliance with NASDAQ’s minimum bid price requirement of $1.00 per share. In the event the Company does not regain compliance with the bid price requirement by that date, it may be eligible for an additional 180-day compliance period, provided it meets all initial listing criteria for the Capital Market, with the exception of the bid price and market value of publicly held shares requirements.

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

Under the Employee Share Option Plan (see Note 6b. below), options to purchase 164,176, 263,891 and 37,737 ordinary shares were exercised in the years ended December 31, 2009, 2010 and 2011, respectively.

4)	As to the issuance of share capital and warrants, see 6e below.

b.	Employee Share Option Plan

The Company recorded compensation costs related to option grants of $1,691,000, $1,572,000 and $1,086,000 for the years ended December 31, 2009, 2010 and 2011, respectively.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - SHAREHOLDERS’ EQUITY (continued):

In February 1994, Orckit's Board of Directors approved an Employee Share Option Plan (the "Plan"). The total aggregate number of shares authorized for which options could be granted under the Plan (as amended in 2003), was 13,511,088  at December 31, 2011, of which options to purchase 7,061,414  shares have been exercised, options to purchase 5,099,957  shares have been granted and are outstanding and options to purchase 1,349,717 shares are available for future grant.  Option awards are granted with an exercise price as determined by the Company. Option awards generally vest between three to seven years and generally have a contractual term from seven to eleven years. The Company's policy is to issue new shares to satisfy exercises of share options.

As a result of an amendment to Section 102 of the Tax Ordinance as part of the 2003 Israeli tax reform, and pursuant to an election made by the Company thereunder, gains derived by employees (which term includes directors) in Israel arising from the shares acquired pursuant to the exercise of options granted to them through a trustee under Section 102 of the Tax Ordinance after January 1, 2003, will generally be subject to a flat capital gains tax rate of 25%, if held by the trustee for the minimum period required by law. In accordance with the track chosen by the Company, the Company is not allowed to claim, as an expense for tax purposes, the amounts credited to employees as a benefit, including amounts recorded as salary benefits in the Company’s accounts in respect of options granted to employees under the plan, with the exception of the work-income benefit component, if any, determined on the grant date.

The Company grants two types of awards, (a) non-performance options, which are options with a vesting period, but no additional performance criteria, and (b) performance goals options, which are contingent upon meeting specified performance goals. Certain performance goals options are, in addition to their performance goals, subject to a vesting period which commences upon meeting the performance goals.

Non-performance options:

The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. Expected volatilities are based on historical volatility of the Company’s share price (eliminating nonrecurring one-time events) and other factors. The Company uses historical data to estimate option exercise and employee termination models. The expected term of options granted represents the period of time that options granted are expected to be outstanding based on the historical behavior of employees.

The risk-free rate for periods within the expected life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The following assumptions were made in the computation of the fair value of each option award using the Black-Scholes option-pricing model.

	Year ended December 31
	2009	2010	2011
Expected dividend yield	0%	0%	0%
Expected volatility	70%	71%	66%
Risk-free interest rate	1.2%	1.3%	0.4%
Expected term - in years	2.7	3.2	2.9

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - SHAREHOLDERS’ EQUITY (continued):

A summary of option activity for non-performance options (options with a vesting period, but no additional performance criteria)  under the Plan as of  December 31, 2011, and changes during the year then ended, is presented below:

Options	Number of options	Weighted average exercise price (per option)	Weighted average remaining contractual term	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2011	4,234,698	$9.06
Granted	487,810	$1.69
Exercised	(37,737)	$0.34
Forfeited	(605,500)	$5.25
Cancelled Performance goals (1)	135,132	$1.42
Expired	(6,234)	$6.96
Outstanding at December 31, 2011	4,208,169	$8.04	3.98	$16
Exercisable at December 31, 2011	2,387,465	$12.51	2.11	$1

(1)
In 2011, the performance goals relating to 135,132 options were cancelled. Following this cancellation, these options became non-performance options with only satisfaction of a vesting period required.

The weighted-average grant-date fair value of this type of option granted during the years  2009, 2010 and 2011 was $0.89, $0.85 and $0.34, respectively. The total intrinsic value of options exercised during the years ended December 31, 2009, 2010 and 2011, was $354,000, $829,000 and $59,000, respectively.

As of December 31, 2011, there was approximately $970,000 of total unrecognized compensation cost related to these nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 1.9 years.

The Company modified the exercise price of options in  2011 for 55 employees. Total expenses resulting from the modifications was $230,000.

The Company modified the expiration date of options in 2011 for 17 employees. The total expense resulting from the modifications was $16,000.

Performance based options:

These awards include options that are contingent upon meeting specified performance goals. The fair value of these options was estimated on the date of grant using the same option valuation model used for non-performance options. When the Company assumes that performance goals will not be achieved, no compensation cost has been recorded with respect thereto. Upon reaching the point in time when the Company believes that the performance goals will be achieved, the Company will record a catch-up of share-based compensation expenses for all vesting periods completed through that date.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - SHAREHOLDERS’ EQUITY (continued):

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

The risk-free rate for periods within the expected life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

In 2009, 2010 and 2011, there were no grants of performance based options.

A summary of performance based option activity under the Plan as of December 31, 2011, and changes during the year then ended, is presented below:

Options	Number of options	Weighted average exercise price (per option)	Weighted average remaining contractual term	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2011	1,075,326	$6.18
Forfeited	(48,406)	$9.88
Cancelled Performance goals (1)	(135,132)	$6.07
Outstanding at December 31, 2011	891,788	$6.12	4.82	$1
Exercisable at December 31, 2011	141,788	$5.77	2.52	$1

(1)	In 2011 the performance goals relevant to 135,132 options were cancelled. Following this cancellation, these options became non-performance options with only satisfaction of a vesting period required.

The total intrinsic value of options exercised during each of the three years ended December 31 2009, 2010 and 2011, was $0.

As of December 31, 2011, there was no unrecognized compensation cost related to these non-vested share-based compensation arrangements granted under the Plan.

When the Company assumes that performance goals will not be achieved, these options are included with a fair value of $0 and no compensation cost is recorded with respect thereto.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - SHAREHOLDERS’ EQUITY (continued):

c.	Dividends

In the event cash dividends are declared by the Company, such dividends will be declared and paid in Israeli currency.

d.	Shareholder Bonus Rights Plan

On November 21, 2001, Orckit’s Board of Directors adopted a Shareholder Bonus Rights Plan (the “Rights Plan”) pursuant to which share purchase bonus rights (the “Rights”) were distributed on December 6, 2001, at the rate of one Right for each of Orckit’s ordinary shares held by shareholders of record as of the close of business on that date. In 2011, the Rights Plan was extended until December 31, 2014.

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

e.	Issuance of share capital and warrants

1)
On April 1, 2010, the Company closed a “registered direct” public offering with investors for the sale of 2,810,000 ordinary shares and warrants to purchase 702,500 ordinary shares (the “Primary Warrants”), as well as contingent warrants. The Primary Warrants are exercisable until April 1, 2015, have an exercise price of $5.66 per share and will not be listed on any securities exchange.

If the closing price of Orckit’s ordinary shares for any 20 trading day period within a 30 trading day period following April 1, 2011, the one year anniversary of the closing, is equal to or greater than $11.32 per share, then Orckit may, in its sole discretion, subject to certain terms stipulated in the warrant agreement, elect to require the exercise of all of the then unexercised primary warrants. Through December 31, 2011, the closing price of Orckit’s ordinary shares did not satisfy this condition. In the event that the Company requires the exercise of the primary warrants, subject to certain conditions, the contingent warrants to purchase an equal number of ordinary shares would become exercisable until April 1, 2015 at a price of $11.32 per share. The contingent warrants will not be listed on any securities exchange.

The ordinary shares, warrants and contingent warrants were sold in units consisting of one ordinary share, 0.25 primary warrants to purchase one ordinary share, and 0.25 contingent warrants (which become effective only upon a forced exercise of the primary warrants, as described above) to purchase one ordinary share, at a price of $3.78 per unit.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - SHAREHOLDERS’ EQUITY (continued):

The gross proceeds of the offering were approximately $10.6 million and the net proceeds, after deducting the placement agent's fee and offering expenses, were approximately $9.7 million.

The Company’s two founders, who are executive officers and directors of the Company, were among the investors in the offering and purchased a total of 175,000 units. No placement fee was paid in the connection with the sale to the founders.

Through December 31, 2011, none of the Primary Warrants were exercised.

2)
On December 3, 2010, the Company closed a public offering of units, each consisting of one ordinary share and a warrant to purchase 0.60 of an ordinary share, at a total price of $2.75 per unit. The warrants are exercisable until December 3, 2015, have an exercise price of $3.50 per share and will not be listed on any securities exchange. Including the sale of units to the Company’s founders referred to below, the units sold included the sale of 3,045,452 ordinary shares and warrants to purchase 1,827,271 ordinary shares.

2,136,362 units in the offering were purchased by underwriters pursuant to an underwriting agreement. An additional 669,090 units in the offering were purchased by a fund affiliated with a person who was a director of Orckit at the time of the purchase, pursuant to subscription agreements that contained terms and conditions substantially the same as those provided in the underwriting agreement.

In addition, the Company’s two founders, who are executive officers and directors, purchased a total of 240,000 units, after receipt of shareholder approval at a shareholders’ meeting held in March 2011. No underwriting discounts were paid with respect to the sales to the two founders or to the affiliated Fund.

The gross proceeds of the offering were $8.4 million, including the proceeds from the sale to the two founders, and net proceeds, after deducting the underwriting discount and offering expenses, were approximately $7.3 million.

3)
On August 3, 2010, the Company entered into a Standby Equity Purchase Agreement ("SEPA"). The SEPA provides that, upon the terms and subject to the conditions set forth therein, YA Global is committed to purchase up to $10 million of the Company’s ordinary shares in multiple tranches over a commitment period of up to three years. The Company will issue the ordinary shares under the SEPA pursuant to its effective Registration Statement.

From time to time, and at its sole discretion, the Company may present YA Global with an advance notice requiring YA Global to purchase ordinary shares. For each ordinary share purchased under the SEPA, YA Global will pay 95.5% of the lowest daily volume weighted average price, or VWAP, of the ordinary shares on NASDAQ during the five NASDAQ trading days following the Company’s advance notice. The amount of each advance requested may be up to $500,000, unless otherwise mutually agreed to by the Company and YA Global. The amount issued pursuant to any advance also may not cause the aggregate number of ordinary shares beneficially owned by YA Global and its affiliates at any point in time to exceed 4.99% of the Company’s then outstanding ordinary shares.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - SHAREHOLDERS’ EQUITY (continued):

Advances are also subject to the availability of a sufficient aggregate offering price of ordinary shares registered under the shelf registration statement. As of December 31, 2011, no shares had been issued pursuant to the SEPA.

The SEPA provides for a commitment fee equal to 2% of YA Global's commitment, of which $100,000 in respect of the first $5 million of YA Global's commitment,  was paid in 2010 by the issuance of  36,414 of the Company’s ordinary shares to YA Global.

NOTE 7 - TAXES ON INCOME:

a.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the “Law”)

Under the Law, by virtue of the “approved enterprise” status granted to the enterprises of Corrigent, the holder of the “approved enterprise” status is entitled to various tax benefits, including the following:

1)	Reduced tax rates

The period of tax benefits is 7 years, commencing in the first year in which the Company earns taxable income from the approved enterprise, subject to certain limitations. Income derived from the approved enterprise is tax exempt for a period of 2 years, after which the income from these enterprises is taxable at reduced tax rates for 5 years, the remainder of the period of tax benefits.

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

Income not eligible for approved enterprise benefits mentioned in Note 7a. above is taxed at the regular rate.  Under the provisions of the Law for Amendment of the Income Tax Ordinance (2005), the corporate tax rate is to be gradually reduced as from August 2005. As a result of the aforementioned amendment, the corporate tax rate for 2009 and thereafter is as follows:  2009 – 26% and for 2010 and thereafter – 25%.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - TAXES ON INCOME (continued):

On July 14, 2009, the Economic Rationalization Law (Legislation Amendments for the Implementation of the Economic Plan for the years 2009 and 2010), 2009 (hereafter – "Amendment 2009"), was passed in the Israeli Parliament (the Knesset; this law provided for, inter alia, a further gradual reduction of the corporate tax rate beginning in 2011, as follows: 2011 – 24%, 2012 – 23%, 2013 – 22%, 2014 – 21%, 2015 – 20%, 2016 and thereafter – 18%.

On December 6, 2011, the "Tax Burden Distribution Law" Legislation Amendments (2011) was published in the official gazette. Under this law, the previously approved gradual decrease in corporate tax is discontinued. The corporate tax rate will increase to 25% beginning in 2012.

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

Accounting guidance prohibits the recognition of deferred tax liabilities or assets that arise from differences between the financial reporting and tax bases of assets and liabilities that are measured from the local currency into dollars using historical exchange rates, and that result from changes in exchange rates or indexing for tax purposes. Consequently, the abovementioned differences were not reflected in the computation of deferred tax assets and liabilities.

d.	Deferred income taxes

At December 31, 2011, the Company had accumulated tax losses amounting to approximately $250 million (December 31, 2010 - approximately $240 million) and carry forward capital losses for tax purposes of approximately $61 million (December 31, 2010 - $65 million). These losses are mainly denominated in NIS. Accumulated business tax losses are available indefinitely to offset future taxable business income, and carry forward capital losses for tax purposes are available indefinitely to offset future capital gains only. Orckit and each of its subsidiaries are assessed on a stand-alone basis. As a result, accumulated tax losses in each of the entities can offset future taxable business income only in the entity in which they were generated. Substantially all of the carry forward amounts have no expiration date.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - TAXES ON INCOME (continued):

At December 31, 2011, the Company had a net deferred tax asset (mostly in respect of carry forward losses and capital losses), in the amount of approximately $81 million (December 31, 2010 - approximately $61 million). The net deferred tax asset increased by approximately $20 million due to business losses in 2011, and increase in the estimated future tax rate to be effective upon the utilization of the carry-forward losses (See note 7b(1)). A valuation allowance for the entire amount of such asset was set up, and consequently no deferred tax asset is recorded in the balance sheet, since it is more likely than not that the deferred tax assets will not be realized in the foreseeable future.

e.	Uncertain tax positions:

Following is a reconciliation of the total amounts of the Company's unrecognized tax benefits at the beginning and the end of the years ended on December 31, 2009, 2010 and 2011:

	Year ended December 31
	2009	2010	2011
	In thousands
Balance at beginning of year	$201	$221	$241
Increases in unrecognized tax benefits as a result of tax positions taken during a prior period	20	20	20
Balance at end of year	$221	$241	$261

A summary of open tax years by major jurisdiction is presented below:

Jurisdiction:	Years:
Israel	2007-2011
United States	2006-2011
Japan	2004-2011

f.	Tax rate reconciliation

In 2011, 2010, and 2009, the main reconciling item from the statutory tax rate of the Company (2011 – 24%, representing a theoretical tax benefit of approximately $4.4 million; 2010 - 25%, representing a theoretical tax benefit of approximately $6 million; 2009 – 26%, representing a theoretical tax benefit of approximately $7.6 million) to the effective tax rate (0%) is the set up of a valuation allowance against the deferred tax asset created in respect of the losses in 2011, 2010 and 2009.

 NOTE 8 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

a.	Balances in non-dollar currencies:

1)	As follows:

	December 31
	2010	2011
	In thousands
Assets	$26,244	$21,937
Liabilities	$32,639	$38,314

The non U.S. dollar amounts above mainly represent balances in Israeli currency.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

2)	Data regarding the rate of exchange and the Israeli CPI:

	Year ended December 31
	2009	2010	2011
Rate of devaluation (evaluation) of the Israeli
currency against the dollar	(0.7)%	(6.0)%	7.0%
Rate of devaluation (evaluation) of the Yen
against the dollar	(2.1)%	13.1%	5.7%
Rate of increase in the Israeli CPI	3.9%	2.7%	2.2%
Exchange rate at end of year - $ 1=	NIS 3.775	NIS 3.549	NIS 3.821

b.	Fair value of financial instruments

The fair value of financial instruments included in working capital is usually identical or close to their carrying value.

As to the fair value of the Company’s securities, all of which are classified as available for sale as of balance sheet dates, see Note 9a.

As to the fair value of the Company’s convertible subordinated notes, see Note 4.

c.	Concentrations of credit risks

At December 31, 2010 and 2011, substantially all of the Company’s cash and cash equivalents were held by international and Israeli banks. Substantially all of the Company’s securities (marketable and other) were held by international and Israeli banks. Most of these securities represent debentures issued by a number of US and Israeli corporations and agencies. A relatively small portion of the Company’s investment portfolio as of December 31, 2011 is invested in non-quoted Israeli corporate debentures (see also Note 9a).

The Company evaluates on a current basis its financial exposure with any financial institution or commercial issuer.

The trade receivable balance at December 31, 2010 and 2011 was derived from several customers. The Company is of the opinion that the exposure to credit risk relating to these trade receivables is limited.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

d.	Items Measured at Fair Value on a Recurring Basis

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2011 and 2010 ($ in thousands):

	Fair Value Measurements at Reporting Date Using
	Level 1	Level 2	Level 3	Total
December 31, 2011
Assets:
Available for sale securities	$18,381	$1,322		$19,703

Derivatives – presented net of
convertible notes among
long-term liabilities			$0	$0

Liabilites:
Convertible subordinated notes, Series B (including accrued interest)	$4,712			$4,712

December 31, 2010
Assets:
Available for sale securities	$20,439	$7,497		$27,936

Derivatives – presented net of
convertible notes among
long-term liabilities			$1	$1

•
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

•
Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly. Assets and liabilities utilizing Level 2 inputs include  available for sale securities which are not traded in an active market. The calculation is based on observable inputs including interest rate curves and publicly available discount rates.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

•
Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement. Assets utilizing Level 3 inputs include the fair value of the derivatives embeded in the convertible subordinated notes , which are determined using a valuation model. The valuation model relies on Level 3 inputs including, among other things: (i) estimated future volatility of the Company's share price; (ii) future risk free interest rates; and (iii) expected period in which the notes will be converted. These estimated fair values are subject to uncertainties that are difficult to predict; therefore these derivatives have been classified as Level 3 fair value hierarchy. The derivatives' fair value at December 31, 2010 was recorded as a libility of approximately $1 thousand. During the year ended December 31, 2011, the fair value of the derivatives decreased to $0.

NOTE 9 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

Balance sheets:

a.	Marketable securities:

As of December 31, 2011 the Company’s entire investment portfolio is classified as available for sale. On December 31, 2010, the Company reclassified its entire portion of investment portfolio classified as held-to-maturity as of that date, to available-for-sale, since based on management’s evaluation, the Company might not hold these securities to maturity, but rather sell a portion of the securities to provide funds for operations. As a result, a net unrecognized loss of approximately $160,000 was recognized as a separate component of comprehensive income (loss) as of that date.

The securities mature over the following years:

	December 31
	2010	2011
	In thousands
Mature within 12 months	$11,585	$5,347
Mature after one year up to 2 years	5,629	4,047
Mature after two years up to 3 years	3,590	3,732
Mature after 3 years up to 7 years	7,132	5,515
Mature after 7 years up to 25 years	-,-	1,062
	$27,936	$19,703

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

At December 31, 2010 and 2011, the amortized cost basis, aggregate fair value and unrealized holding gains and losses by securities were as follows:

	Amortized cost	Aggregate fair value	Unrealized gains	Unrealized losses
	In thousands
December 31, 2010:
Quoted Israeli
corporate debentures	$13,240	$12,385	$551		$(1,406)
Quoted non-Israeli
corporate debentures	8,065	8,054	5		(16)
Non-quoted Israeli
corporate debentures	7,493	7,497	9		(5)
	$28,798	$27,936	$565	$	*(1,427)
December 31, 2011:
Quoted Israeli
corporate debentures	$20,895	$17,868	$198		$(3,225)
Quoted non-Israeli
corporate debentures	514	513	-,-		(1)
Non-quoted Israeli
corporate debentures	1,834	1,322	7		(519)
	$23,243	$19,703	$205	$	**(3,745)

*	Including an other-than-temporary impairment of approximately $1 million which was recorded as financial expense in the consolidated statement of operations.
**	As of December 31, 2011, the company recognized other than temporary impairment on all investments in an unrealized loss position.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

	December 31
	2010	2011
	In thousands
b. Trade receivables
Open accounts	$6,624	$6,482

The allowance for doubtful accounts at December 31, 2010 and 2011 was zero.

	December 31
	2010	2011
	In thousands
c. Other current assets:
Government of Israel	$1,517	$300
Prepaid expenses	622	475
Advances to suppliers	995	1,451
Sundry	63	12
	$3,197	$2,238

d. Inventories:
Raw materials	$169	$524
Finished goods	3,014	3,558
	$3,183	$4,082

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

e. Accrued expenses and other payables:

	December 31
	2010	2011
	In thousands
Accrued expenses in respect of deferred income, see f. below	$91	$94
Employees and employee institutions	1,672	1,411
Provision for vacation pay	1,101	624
Provision for warranty *	911	1,217
Accrued royalties and commitments	1,249	1,733
Accrued interest	400	699
Advances from customers	279	-,-
Executives	130	372
Sundry	1,077	28
	$6,910	$6,178

	Year ended December 31
	2009	2010	2011
	In thousands
* The changes in the balance during the year:
Balance at beginning of year	$894	$998	$911
Payments made under the warranty	(344)	(440)	(184)
Product warranties issued for new sales	448	550	585
Changes in accrual in respect of pre-existing warranties	-,-	(197)	(95)
Balance at end of year	$998	$911	$1,217

f. Deferred income:

	December 31
	2010		2011
	In thousands
Revenues to be recognized in future periods		$2,024		$2,350
Applicable PCS, warranty and other costs		(91)		(94)
	$	*1,933	$	*2,256

	Year ended December 31
	2009	2010	2011
	In thousands
* The changes in the balance during the year:
Balance at beginning of year	$2,787	$1,371	$1,933
Recognized during the year	(2,181)	(849)	(1,069)
Deferred income relating to new sales	765	1,411	1,392
Balance at end of year	$1,371	$1,933	$2,256

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

Statements of operations:

g.	Segment information and revenues from principal customers

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

Following is a summary of revenues by geographic area. The Company sells its products mainly to telecommunications carriers. Revenues are attributed to geographic areas based on the location of the end users as follows:

	Year ended December 31
	2009	2010	2011
	In thousands
Japan	$6,015	$3,485	$2,694
Germany	1,725	1,947	3,308
Korea	2,916	242	169
United States	1,655	135	194
India	-,-	5,852	2,622
Sweden	-,-	1,360	3,601
Other	416	1,610	2,997
	$12,727	$14,631	$15,585

A majority of the Company’s property and equipment is located in Israel.

2)	Revenues from principal customers - revenues from a single customer that exceeds 10% of total revenues in the relevant year:

	Year ended December 31
	2009	2010	2011
	In thousands
Customer A	$5,604	$3,387	$2,584
Customer B	$1,725	$968	$403
Customer C	$2,916	$242	$117
Customer D	$1,655	$135	$194
Customer E	-	$5,852	$2,622
Customer F	-	$1,360	$3,601

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

h.	Cost of revenues:

	Year ended December 31
	2009	2010	2011
	In thousands
Materials consumed, subcontractors
and other production expenses	$7,615	$8,234	$6,713
Payroll and related expenses	1,042	1,173	1,025
Depreciation	168	230	173
Increase in inventories of finished products	(1,429)	(854)	(544)
Other	848	557	1,279
	$8,244	$9,340	$8,646

i.	Research and development expenses - net:

	Year ended December 31
	2009	2010	2011
	In thousands
Total expenses	$15,330	$16,667	$13,118
Less - grants and participations, see Note 5a	1,722	2,569	3,209
	$13,608	$14,098	$9,909

j.	Financial expenses - net:

Income:
Interest on bank deposits	$72	$17	$35
Gain and interest on marketable securities	2,901	2,167	1,826
Other (including mainly currency transaction gains, net)	28	-,-	-,-
	$3,001	$2,184	$1,861

Expenses:
Interest in respect of convertible subordinated notes and bank loans	$2,137	$1,962	$2,477
Amortization of convertible subordinated
notes issuance costs and discount	1,129	1,333	894
Impairment and loss from the sale of marketable securities	97	447	3,013
Other (mainly currency transaction
losses and bank charges, net)	-,-	84	468
	3,363	3,826	6,852
	$(362)	$(1,642)	$(4,991)

k.	Other income:

The Company recorded other income of $369,000 in the year ended December 31, 2011 ($1.6 million in the year ended December 31, 2010) as a result of the sale of an equity investment.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

l.	Transactions with related parties:

Since July 1, 2003 and through June 30, 2011, the Company has provided Tikcro, a related party, with certain administrative services. The agreement between the parties was terminated on June 30, 2011. The amount paid by Tikcro for such services for each of the two years ended December 31, 2010 was $48,000, and for the period from January 1, 2011 to June 30, 2011 was $24,000.

As to the purchase of shares and warrants by two executives, see note 6e.

m.	Loss per share:

As of December 31, 2009, 2010 and 2011, options to purchase a total amount of 5,167,509, 5,310,025 and 5,099,957 shares, respectively, were not taken into account, because of their anti dilutive effect or because performance based options did not have goals which were probable to be met.

As of December 31, 2009, 2010 and 2011, an aggregate of 1,543,000, 1,285,714 and 1,285,640 shares, respectively, which could be issued in connection with the conversion of Series A convertible subordinated notes, were not taken into account because of their anti-dilutive effect.

As of December 31, 2010 and 2011, warrants to purchase a total amount of 2,385,771 and 2,529,771 shares, were not taken into account, because of their anti dilutive effect.

As of December 31, 2011, an aggregate of 3,077,900 shares, which could be issued in connection with the conversion of Series B convertible subordinated notes (originally issued in June 2011, see note 4) were taken into account because of their dilutive effect.

NOTE 10 – SUBSEQUENT EVENT

On February 15, 2012, following the approval of the Company’s audit committee and board of directors, the Company reached an arrangement in principle with the representatives of the Company’s Series A note holders and the representatives of the Company’s Series B note holders (the “Arrangement”).

The Arrangement contemplates the deferral of the early redemption right of the Series A note holders over approximately 29 months. The date of this early redemption right, originally scheduled for March 2012, has been deferred by the Series A note holders until June 15, 2012. This was done to allow the meetings of the Series A and Series B note holders and the Company’s shareholders to approve the Arrangement prior to the right of redemption coming into effect. The Arrangement would not reduce the total amounts payable to the note holders.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – SUBSEQUENT EVENT (continued)

Under the Arrangement, each holder of Series A notes that requests early redemption of its notes would be entitled to its pro rata portion of the payments with respect to the Series A notes listed below (includes CPI linkage and, unless otherwise specified below and accrued interest except for interest accrued over the previous five-and-a-half months). Each holder of Series B notes that requests partial early redemption of its notes would be entitled to its pro rata portion of the payments with respect to the Series B notes listed below (includes accrued interest):

Payment Date	Series A Notes	Series B Notes
July or August 2012*	$9.8 million (or $9.7 million)**	$441,000 (or $573,000)**
October 2, 2012	$2.6 million (or $2.4 million)**	$191,000 (or $382,000)**
March 29, 2013	$1.4 million	$153,000
July 1, 2014	$11.7 million (or $12.0 million)** plus accrued interest	$204,000

*	This is an estimated date.

**
The amount in parentheses would be due if, by the applicable payment date, less than an aggregate of approximately $3 million of the outstanding principal amount of the Series A notes and Series B notes was converted into ordinary shares (not including conversions by the Company’s two founders who are also executive officers).

Series A note holders that do not elect early redemption of their notes would be entitled to repayment on the original maturity date of their notes in March 2017.

In consideration and in order to encourage note holders to convert their notes, the conversion prices of the Series A and Series B notes would be significantly reduced. Specifically, during the period from the effective date of the Arrangement until the later of 20 days after the effective date of the Arrangement and June 25, 2012, the Series A notes would have a conversion price of approximately $0.37 per share, after which time the conversion price would be approximately $2.04 per share.  The conversion price of the Series B notes would be approximately $2.04 during the initial ten-day period following the effective date of the Arrangement and approximately $0.49 per share during the subsequent 25-day period, after which the conversion price would revert back to approximately $2.04 per share (based on the U.S. Dollar/NIS exchange rate at March 29, 2012).  Generally a  reduction in the conversion price of debt results in the recognition of a charge to the statement of operations. The Company may need to record a charge upon such change, if any.

To the extent notes are converted, the required payments to the note holders will be reduced in the reverse order of maturity, beginning with the last payment to be made according to the schedule of payments.

In addition, under the Arrangement, the prevailing market price of the Company’s shares at which the Company would be entitled to force the conversion of the Series A and Series B notes would be set at $3.00 per share. Currently, the Company does not have the right to force conversion of Series B notes, and the market price at which the Company is entitled to force conversion of the Series A notes is $30.00 per share.

On February 22, 2012, the Company filed a petition with the District Court of Tel Aviv regarding the Arrangement, as required by the Section 350 of the Israeli Companies Law. Following the Court aproval of the Company’s request to convene meetings of the Series A note holders and Series B note holders and the Company’s shareholders, during Aprial 2012, the Company’s shareholders approved the Arrangement, and on May 2012, the Series A note holders and the Series B note holders approved the Arrangement at their respective meetings. For the Arrangement to come into effect, a final court approval, according to Section 350 of the Israeli Companies Law, is required. Based on the advice of counsel which was based on their analysis of similar cases, management believes the Arrangement will be approved by court.