Form 20-F
period 2012-12-31
ORCKIT COMMUNICATIONS LTD
filed 2013-04-29
CIK 1021620

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20–F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Izhak Tamir, CEO and CFO, +972-3-6962121, info@orckit.com, 126 Yigal Allon Street, Tel Aviv 67443, Israel
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

As of December 31, 2012, the Registrant had outstanding 31,041,295 Ordinary Shares, no par value.

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

References to “NIS” are to New Israeli Shekels, the lawful currency of the State of Israel.  Unless specified otherwise, translations of NIS into U.S. dollars are provided based on the exchange rate at the date on which the event occurred. The exchange rates used are the representative exchange rates published by the Bank of Israel.

PART I

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3.  KEY INFORMATION

A.          SELECTED FINANCIAL DATA

The following selected consolidated financial data as of December 31, 2011 and 2012 and for each of the years ended December 31, 2010, 2011 and 2012 are derived from our audited consolidated financial statements included in this Annual Report, which have been prepared in accordance with generally accepted accounting principles in the United States. The selected consolidated financial data as of December 31, 2008, 2009 and 2010 and for each of the years ended December 31, 2008 and 2009 are derived from our audited consolidated financial statements not included in this Annual Report. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this Annual Report.

	Year Ended December 31
	2008	2009	2010	2011	2012
Statement of Operations Data:	(in thousands, except per share data)
Revenues	$17,256	$12,727	$14,631	$15,585	$11,193
Cost of revenues	9,606	8,244	9,340	8,646	4,069
Gross profit	7,650	4,483	5,291	6,939	7,124
Research and development expenses	24,925	15,330	16,667	13,118	8,212
Less grants	2,066	1,722	2,569	3,209	2,689
Research and development expenses, net	22,859	13,608	14,098	9,909	5,523
Selling, general and administrative expenses	19,164	15,677	16,498	13,419	8,908
Operating loss	(34,373)	(24,802)	(25,305)	(16,389)	(7,307)
Financial expenses, net	179	362	1,642	4,991	1,473
Gain from early extinguishment of notes	-	2,985	-	-	-
Income (expenses) from adjustments related to convertible notes	2,265	(883)	(28)	3,622	1,867
Other income	-	-	1,624	369	446
Net loss	(32,287)	(23,062)	(25,351)	(17,389)	(6,467)
Net loss per share – basic	$(1.97)	$(1.40)	$(1.33)	$(0.77)	$(0.24)
Net loss per share – diluted	$(1.97)	$(1.40)	$(1.33)	$(0.84)	$(0.27)
Weighted average number of ordinary shares outstanding-basic	16,386	16,483	19,024	22,689	26,477
Weighted average number of ordinary shares outstanding- diluted	16,386	16,483	19,024	24,484	29,830

	As of December 31,
	2008	2009	2010	2011	2012
Balance Sheet Data:	(in thousands)
Cash, cash equivalents, bank deposits, marketable and other securities and long-term investments	$66,821	$47,343	$35,546	$23,188	$3,227
Working capital (1)	41,723	22,931	20,602	211	3,753
Total assets	82,189	56,357	53,257	40,322	15,499
Convertible subordinated notes, Series A and Series B	25,731	21,996	24,938	29,071	13,493
Share capital, additional paid-in capital and warrants (2)	336,048	337,774	356,373	358,134	360,534
Shareholders’ equity (capital deficiency)	36,761	17,464	11,252	(4,115)	(8,387)

(1)	Total current assets net of total current liabilities

(2)	Net of treasury shares

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

Risks Relating to Our Business and Industry

We have a significant amount of debt and require a significant amount of cash to fund our operating activities and repay our debt. There is substantial doubt as to our ability to continue as a going concern, and our note holders are considering to initiate liquidation proceedings.

We used cash in our operating activities in the amount of $31.2 million in 2010, $16.5 million in 2011 and $7.8 million in 2012. We expect to consume cash in our operating activities in 2013. As of December 31, 2012, the total amount of our cash and cash equivalents amounted to approximately $3.2 million (including $0.35 million of restricted cash) and we had a capital deficiency in the amount of $8.4 million.

Pursuant to the arrangement between us and the holders of our NIS-denominated Series A convertible notes and our Series B convertible notes under Section 350 of the Israeli Companies Law 5759-1999, which became effective on July 2, 2012, or the Arrangement, only an aggregate of approximately $3.5 million principal amount of these notes were converted into equity (8,246,044 of our ordinary shares). As of December 31, 2012, we had outstanding Series A notes and Series B notes in the aggregate principal amounts of approximately $10.8 million and $4.4 million, respectively.  We paid our note holders approximately $1.3 million in April 2, 2013.

We are required to pay our note holders approximately 11.8 million in July 2014 and approximately $4.2 million in December 2017 (not including interest and CPI adjustments).  We will require additional financing and a significant improvement in our results of operations if we are to be able to operate our business and make all required payments to our note holders. The agreement with Networks3 described below in the next risk factor is subject to significant conditions and there is no assurance that the transactions contemplated by this agreement will be consummated. These facts raise substantial doubt as to our ability to continue as a going concern, and our audited financial statements for the year ended December 31, 2012 include an explanatory paragraph to this effect by our independent registered public accounting firm.

In addition, during the week of April 28, 2013, our Series A note holders are holding a vote on a proposal to authorize the trustee of such notes to initiate legal proceedings against us and our office holders, including a proceeding for involuntary liquidation, and a proposal to demand that we immediately redeem the secured promissory notes in the aggregate principal amount of $5.0 million that we issued to funds affiliated with Hudson Bay Capital.

In addition, if the value of the NIS compared to the U.S. dollar increases, the U.S. dollar value of the principal amount of both series of our convertible notes would also increase.  We may be unable to repay the principal amount of the notes when due.  If we are unable to generate sufficient cash flows or otherwise obtain funds necessary to make required payments on these notes, we will be in default under the respective trust agreements governing the notes which could, in turn, cause defaults under any other future indebtedness.

The amount of debt we have incurred could adversely affect us in a number of ways, including by:

•	placing us at a competitive disadvantage as compared to our competitors who have less or no debt;

•	limiting our ability to obtain additional financing;

•	limiting our flexibility in planning for, or reacting to, changes in our business;making us more vulnerable to a downturn in our business and the economy generally;

•	requiring us to apply all or a substantial portion of our cash towards payments on our debt, instead of using those funds for other purposes, such as working capital or capital expenditures;

•	leading our suppliers to require advance payments, thereby harming our cash flows;

•	harming our financial condition and results of operations; and

•	resulting in our liquidation, in which case our ordinary shares will have no value.

In particular, our customers and potential customers could be deterred from doing business with us out of a concern about our weak financial condition.  For example, in 2012, during the lengthy approval process for the Arrangement, a number of telecommunication providers deferred making business commitments to us pending the implementation of the Arrangement, and when only a small amount of notes were converted into equity pursuant to the Arrangement, they decided not to proceed with us.  A painful example of this was KDDI, a Tier 1 customer in Japan, to whom we sold more than $200 million of our CM-100 network element, primarily in 2005. In 2011, we presented to KDDI our new technology that was expected to enable KDDI to upgrade old network elements in a cost-efficient manner, without replacing existing infrastructure.  This project, if implemented, could have generated a significant amount of revenues for us over the life of the network. However, KDDI had notified us that their decision to award this project to us was subject to the successful conclusion of a financial restructuring, and after the disappointing implementation of the Arrangement they decided not to award us this project.

We need additional financing to operate our business and repay our debt.

We need to raise additional capital to operate our business and repay our debt. The substantial cash required to fund our operating activities and repay our outstanding notes could impede our ability to operate successfully and to invest in our business. We have not generated cash from operations during any of the years in the period from 2007 through 2012. We need to raise equity or debt, commercialize our intellectual property, or do a combination of these transactions. The high amount of our debt, even after the implementation of the Arrangement, has discouraged prospective investors from investing in our equity. We may not be able to obtain additional financing on acceptable terms or at all. This would inhibit our ability to operate our business. Our financial condition has already forced us to significantly curtail our operations in 2012. If we are unable to obtain adequate funds on reasonable terms, we may be required to further curtail operations significantly or obtain funds by entering into financing agreements on unattractive terms, which could adversely affect our results of operations and our ability to operate. If we issue ordinary shares to new investors, especially given the low prevailing market prices of our ordinary shares, our shareholders will be significantly diluted.

On March 12, 2013, we entered into a Strategic Investment Agreement with Networks3, Inc., a non-practicing entity controlled by Hudson Bay Capital, in order to commercialize our patents and raise equity and debt financing, as well as a Note Purchase Agreement with two funds managed by Hudson Bay Capital. However, the Strategic Investment Agreement is subject to significant closing conditions, including the retirement of our Series A notes and Series B notes, which would require a court-approved arrangement pursuant to Section 350 of the Israeli Companies Law, and the approval of the Office of the Chief Scientist on terms satisfactory to Networks3, and there is no assurance that the transactions contemplated by this agreement will be consummated. See Item 10.C – "Additional Information-Material Contracts-Patent and Financing Transactions". Any such arrangement would involve the payment to our note holders of cash and other assets and the issuance of equity securities.

We have a history of substantial losses. We may experience additional losses in the future.

We have incurred significant research and development expenses addressing the development of the metro CM-100 and CM-4000 products, both telecommunication equipment products addressing high transmission of data for the metropolitan area. We incurred operating losses of approximately $32 million in 2007, $34 million in 2008, $25 million in 2009, $25 million in 2010, $16 million in 2011 and $7 million in 2012. We also incurred significant net losses in each of those years and expect to incur a net loss in 2013. We cannot be sure that we will be able to become profitable.

We have recently made significant reductions in our personnel in order to preserve our cash.  This prevents us from being awarded large contracts with Tier 1 customers and could harm our ability to attract and support other customers, as well.

In 2011 and in multiple stages in 2012, in order to reduce our cash expenditures, we decreased our expenses, mainly by reducing our headcount, in all areas, including research and development, sales and marketing and customer support. We have also reduced our administrative headcount, thereby increasing the administrative responsibilities of the remaining employees.  There is no assurance that the reduction in these expenses will improve our results of operations. The reduction in these expenses means that we no longer have the capacity to compete in tenders for projects with Tier 1 customers, and we have no ability to support projects of this scope.  It could also materially harm our ability to attract new Tier 2 customers and satisfy our existing customers. If we fail to satisfy our customers, we could face legal claims for breach of our maintenance and support obligations.

 Recent and future economic conditions, may adversely affect our business.

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

Our revenues from 2004 through 2007 were dependent on sales of one product line, the CM-100, to KDDI, a Japanese telecommunication carrier, which has remained a significant customer.  Approximately 23.1% of our revenues in 2010, 16.6% of our revenues in 2011 and 25.3% of our revenues in 2012 were derived from sales of CM-100 metro products and services to KDDI. KDDI purchased the CM-100 for initial coverage deployment in its metropolitan area network and began significant deployment in late 2004, continuing through 2005. KDDI’s deployments of the CM-100 decreased in 2006 through 2011. Deployments and revenues from KDDI for 2013 will be insignificant. In 2007, we introduced the CM-4000, a metro product with additional features and capabilities. KDDI has not made and is not expected to make purchases of this product. In 2012, KDDI decided not to award a large upgrade project to us due to our weak financial condition. Moreover, as part of our cost-cutting program in 2012, after KDDI and its distributor did not agree to our request to increase their maintenance payments to us, we terminated the employment of most of the employees who were experts in the CM-100, closed our office in Japan and stopped issuing invoices for support services to the distributor. This resulted in a significant reduction in our overall maintenance revenues and could harm our ability to generate additional sales from KDDI. We do not know for how long a period of time KDDI will continue to purchase the CM-100 from us, nor do we have any control or influence over the purchasing decisions of KDDI, including the quantities and timing of purchases by KDDI.

In 2008, our products were selected by Media Broadcast GmbH as a network infrastructure building block for network solutions deployed by Deutsche Telekom’s wholesale business unit, and leased to a leading cable operator in Germany. Media Broadcast, which was a subsidiary of Deutsche Telekom, began purchasing and deploying our products in 2008, becoming our second largest customer in 2008. Approximately 44.1% of our revenues in 2008 were derived from sales of metro products to Media Broadcast. Sales to Media Broadcast decreased significantly thereafter and constituted 6.6% of our revenues in 2010, 2.6% of our revenues in 2011 and 3.1% of our revenues in 2012. The cable operator that is the ultimate user of our products has decided to build its own network structure. Accordingly, our revenues from Media Broadcast are expected to consist primarily of the sale of services for equipment previously sold and therefore are expected to continue to be low. We do not know for how long a period of time Media Broadcast will continue to purchase services from us.

In 2009, our CM-4000 products were selected by Bharat Sanchar Nigam Limited (BSNL) in India as part of a nationwide, next generation broadband, triple play network based on gigabit passive optical network (GPON) and carrier Ethernet technologies. In 2010, after receipt of a required approval from TSEC in India, a condition for making sales to BSNL, we started to recognize revenues from sales to BSNL through two OEM channels. We recognized approximately $5.9 million of revenues in 2010, which represented 40.0% of our revenues in 2010, approximately $2.6 million of revenues in 2011, which represented 16.8% of our revenues in 2011, and approximately $0.2 million of revenues in 2012, which represented 1.2% of our revenues in 2012. We had expected to receive a follow-on order from BSNL in an amount of 381 million Indian Rupees equal to approximately $7 million in the third quarter of 2011 through ITI Ltd., a local OEM channel. Since then, we believed on several occasions that we were on the verge of receiving this order, only to be frustrated by new obstacles.  As a result, we wrote off approximately $550,000 of inventory in our 2012 financial results.

In June 2009, our CM-4000 was selected by Mexico’s MetroNet as their main network infrastructure building block. The CM-4000 was selected to replace MetroNet’s existing carrier Ethernet switches that were at the end of their life and could not be purchased any longer. Interoperability between our CM-4000 and their existing equipment was a requirement that enabled MetroNet to continue delivery of Carrier Ethernet services to leading carriers in Mexico over a multi-vendor network until the expected transition to a full CM-4000 network is completed. Deliveries of our CM-4000 in Mexico started at the end of 2008.  Sales to Metronet increased significantly thereafter and constituted 3.7% of our revenues in 2010, 6.7% of our revenues in 2011 and 13.4% of our revenues in 2012. We cannot be sure that this customer will continue to purchase our products to the same extent, if at all.

In late 2009, a leading Scandinavian telecommunication service provider selected our CM-4000 product to enable services migration and expansion for residential, enterprise and mobile subscribers with shipments beginning in late 2009. Sales to this customer represented 9.3% of our revenues in 2010, 23.1% of our revenues in 2011 and 10.2% of our revenues in 2012. We cannot be sure that this customer will continue to purchase our products.

We have a business collaboration arrangement with 3M Services to distribute our CM-4000 packet transport gears, which led to the selection of our CM-4000 product by several new customers, most of which are regional operators in Germany. Sales to 3M accounted for 6.7% of our revenues in 2010, 18.6% of our revenues in 2011 and 25.6% of our revenues in 2012. In March 2013, 3M Services informed us that one of its customers to whom we sold products that later became the subject of a recall is preparing to file a lawsuit against 3M Services, for damages of approximately $1.3 million, in connection with products supplied by us. 3M Services informed us, in turn, that it reserves its right to sue us in connection with this matter.  We cannot be sure that this company will continue to distribute our products to the same extent, if at all.

For the past several years, we have depended on sales of our CM product lines to a limited number of customers for the substantial majority of our revenues. This dependence will continue in 2013 and beyond. Demand for CM products will likely decline because we stopped the development of Layer-3 functionality as a result of our cost reductions, which is causing us to lose our competitive edge.  We do not have sufficient resources to develop new features required by our customers and prospective customers and have completely abandoned our efforts to win Tier 1 customers. In the case of Tier 2 customers, we require guaranteed revenues to finance the development of required features. This requirement significantly reduces our ability to win new Tier 2 customers and reduces our ability to preserve existing Tier 2 customers. There is no assurance that customers will continue to purchase our products or that they will not choose another vendor. The loss of 3M or Metronet as a customer or the loss or a significant decrease in revenues from 3M or Metronet would have a material adverse effect on our results of operations unless we are able to generate significant additional revenues from other customers.

We need to make sales to additional customers of our existing products and to develop additional new products and solutions in order to become profitable.

We need to make sales to additional customers and to develop additional products and solutions in order to become profitable. Since 2004, the significant majority of our revenues have been derived from our CM-100 product line to a very limited number of customers. In 2008, we added a second generation product line, the CM-4000, which has started to be commercially deployed and accounted for the majority of our revenues in 2010, 2011 and 2012. There is no specific obligation on any customer to purchase products from us. Thus, we cannot be sure of the amount of our products that will be purchased as a result of selections of our products by new customers, or the period of time over which our products may be purchased by any customers. If we do not receive significant product orders, our results of operations will be materially adversely affected and we may not be able to become profitable.  While we have an initial marketing definition for a new product and solution, we lack the financial resources to develop it. Potential investors are likely to be deterred by the significant amount of our debt.  Even if we succeed in funding the development of this new project, initial sales of the products would not generate revenue before July 2014, when the final payments to our Series A note holders are due.

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

Sales of our product lines are dependent on the capital equipment expenditure budgets of telecommunication carriers for metro network equipment. The purchasing patterns of telecommunication carriers for this type of expansion project are subject to high volatility. Uncertainty with respect to consumer spending as a result of weak economic conditions could cause our customers to delay the placing of orders and slow the pace of reorders. We have experienced a concentrated and inconsistent pattern of purchasing by KDDI, SK Broadband, Media Broadcast BSNL and by the customers of 3M. We have limited experience with respect to the purchasing patterns of other newer customers as well. While product selections and subsequent deliveries may last several years, the purchasing pattern during the deployment period is highly uncertain and, accordingly, our revenues are likely to be subject to high volatility.

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

Our future revenues will depend upon requirements by our customers and potential customers to develop new products and features and whether we have sufficient resources to meet these requirements. We currently do not have sufficient resources to develop new products, features or solutions.

In order to win new orders from our current customers and receive orders from new customers, we are required from time to time to develop new product features. These development projects require us to expend significant time and resources, usually before we are selected as a supplier and without any assurance that we will be selected if we develop the requested products or features. Following the significant reductions in our headcount and budget in 2012, we do not have sufficient resources to develop new features required by our customers and prospective customers. We have completely abandoned the efforts to win Tier 1 customers. In the case of Tier 2 customers, we require guaranteed revenues to finance the development of required features. This requirement significantly reduces our ability to win new Tier 2 customers and reduces our ability to preserve existing Tier 2 customers. While we have an initial marketing definition for a new product and solution, we lack the financial resources to develop it. Potential investors are likely to be deterred by the significant amount of our debt.

Our future growth will depend upon the development of new products and solutions.

While we have an initial marketing definition for a new product and solution, we lack the financial resources to develop it. Potential investors are likely to be deterred by the significant amount of our debt.  Even if we succeed in funding the development of this new project, initial sales of the products would not generate revenue before July 2014, when the final payments to our Series A note holders are due. Our future success depends on the acceptance of our new product by the target customers and the development of the market. We have no control over the development of these target markets. Even if our technologies are accepted, relationships with customers must be developed in order to be successful. Furthermore, competing technologies in the targeted areas may be utilized in the majority of these target markets. This would leave us with a small market to address.

 We may not be able to keep pace with emerging industry standards for our existing products. This could make these products more costly or unacceptable to potential customers and may make them obsolete in the near future.

Industry-wide standards for MPLS, MPLS-TP, PWE and synchronization, as well as various aspects of the standards applicable to Ethernet, continue to be enhanced. Until mid-2012, we spent significant resources to support these standards and evaluate new requirements as they were proposed by industry working groups, but we are unable to continue to do so due to our financial condition. The failure to support evolving standards will limit acceptance of our products. Since these products are integrated into networks consisting of elements manufactured by various companies, they must support a number of current and future industry standards and practices. Accordingly, our inability to keep pace with emerging industry standards could make these products more costly or unacceptable to potential customers and may make them obsolete in the near future.

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

Because of rapid technological and other changes in the market for telecommunication products, we must continually develop and market new products and product enhancements while reducing production costs. We currently lack sufficient resources to develop new products and product enhancements.

The market for our products is characterized by:

•	rapid technological change;

•	frequent product introductions and enhancements;

•	evolving industry standards;

•	changes in end-user requirements; and

•	changes in services offered by telecommunication companies.

Technologies or standards applicable to our products could become obsolete or fail to gain widespread, commercial acceptance, resulting in losses and inventory write-offs. Rapid technological change and evolving technological standards are resulting in relatively short life cycles for our products. Short life cycles for our products could cause decreases in product prices at the end of the product life cycle, inventory write-offs and a lower rate of return on our research and development expenditures. Due to our financial condition, we do not expect to be able to respond effectively to technological changes or new product introductions by others or to try to develop or market new products.

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

We could incur substantial costs if customers assert warranty claims or request product recalls, especially after our cost-cutting measures in 2012.

Any significant product returns or claims under our warranty or post-contract hardware and software support services, or PCS, could have a material adverse effect on our business and results of operations. We offer complex products that have in the past and may in the future contain errors, defects or failures when introduced or as new versions are released. If we deliver products with defects, errors or bugs or if we undergo a product recall as a result of errors or failures, market acceptance of our products could be lost or delayed and we could be the subject of substantial negative publicity. This could have a material adverse effect on our business and results of operations. We commenced commercial sales of our metro product in 2004. While to date we have not incurred warranty expenses that exceeded our estimates, we could incur a higher level of warranty expense claims at any time compared to our prior experience. We have agreed to indemnify our customers in some circumstances against liability from defects in the products sold by us and expect to continue to provide a similar indemnity in connection with future sales. In some cases, our indemnity also covers indirect damages. Product liability claims could seriously harm our business, financial condition and results of operations. In addition, in certain circumstances, a deterioration of our financial condition could give rise to warranty claims or rights to terminate agreements and return our equipment, which would further harm our financial condition. This risk is more acute after the reduction of our customer support personnel as part of our cost-cutting measures in 2012. In fact, during the first quarter of 2013, we commenced a global product recall of one our products that was marketed in 2012 and are in the process of replacing approximately 250 units.  In March 2013, 3M Services informed us that one of its customers to whom we sold products that later became the subject of such recall is preparing to file a lawsuit against 3M Services, for damages of approximately $1.3 million, in connection with products supplied by us. 3M Services informed us that it reserves its right to sue us, in turn, in connection with this matter.

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

Our growth and future success largely depends on the managerial and technical skills of Eric Paneth, our Chairman of the Board, Izhak Tamir, our Chief Executive Officer, and four other members of senior management. If any of them is unable or unwilling to continue with us, our business could be harmed and our results of operations could be materially and adversely affected.

We have experienced periods of growth and consolidation of our business. If we cannot adequately manage our business, our results of operations will suffer.

We have experienced both growth and consolidation in our operations from sales of our metro products. In November 2008, in order to decrease our expenses, we substantially decreased our employee head count. Beginning in late 2009, we increased our research and development and sales and marketing expenses primarily as a result of the hiring of new employees. In 2011 and 2012, we once again reduced our expenses, primarily as a result of reductions in personnel. Future growth or consolidation may place a significant strain on our managerial, operational and financial resources.

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

We are likely to face risks from fluctuations in the value of the Yen, NIS, Euro and the Rupee compared to the U.S. dollar, our functional currency in our financial statements. Since our sales prices to KDDI are determined in Yen, based on currency exchange rates that prevailed in prior years, an increase in the value of the U.S. dollar against the Yen would cause us to recognize lower dollar revenues and gross profit in our financial statements. In 2010, the value of the U.S. dollar significantly decreased against the Yen, and in 2011, the value of the U.S dollar slightly decreased against the Yen. In 2012, the value of the U.S dollar slightly increased against the Yen.

Since some of our sales prices in Europe are linked to the Euro, an increase in the value of the U.S. dollar against the Euro would cause us to recognize lower dollar revenues and gross profit in our financial statements. In 2010, the value of the U.S. dollar increased slightly against the Euro, and in 2011 through 2012, the value of the U.S. dollar slightly increased against the Euro. Since our salary and other expenses are denominated in NIS, a decrease in the value of the U.S. dollar against the NIS would cause us to recognize higher dollar expenses in our financial statements. In 2010, the value of the U.S. dollar decreased against the NIS, and in 2011 through 2012, the value of the U.S. dollar increased against the NIS.

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

Our principal offices and many of our subcontractors and suppliers are located in Israel. Accordingly, political, economic and military conditions in Israel affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors.  A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  Since October 2000, there has been a marked increase in hostilities between Israel and the Palestinians, and in 2007, Hamas, an Islamist movement responsible for many attacks against Israelis, took control of the Gaza Strip.  Recent political events in various countries in the Middle East have weakened the stability of those countries, resulting in violence and the strengthening of extremists. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons.  Iran is also believed to have a strong influence among extremist groups in areas that neighbor Israel, such as Hamas in Gaza and Hezbollah in Lebanon. This situation may potentially escalate in the future to violent events which may affect Israel and us.

The future of relations between Israel and the Palestinian Authority is uncertain. Terror attacks, armed conflicts or political instability in the region could negatively affect local business conditions and harm our results of operations.  We cannot predict the effect on us of the increase in the degree of violence by Palestinians against Israel or the effect of recent uprisings, political instability or military action elsewhere in the Middle East.  Furthermore, several countries restrict doing business with Israel and Israeli companies, and additional companies may restrict doing business with Israel and Israeli companies as a result of an increase in hostilities or anti-Israel sentiment.  This may also seriously harm our operating results, financial condition and the ability to expand our business.

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

We could be exposed to risk if the rate of inflation in Israel exceeds the rate of devaluation of the NIS in relation to the Yen, U.S. dollar, Euro, Rupee and other currencies of other foreign countries in which we operate, or if the timing of such devaluation lags behind inflation in Israel. In that event, the cost in U.S. dollars of our operations in Israel would increase and our U.S. dollar-measured results of operations would be adversely affected. For example, in 2012, the value of the U.S. dollar decreased in relation to the NIS by 2.3%, while inflation in 2012 increased by 1.6%. As a result, our salary expenses, which are primarily linked to the NIS, increased in U.S. dollar terms. In 2011, the value of the U.S. dollar increased in relation to the NIS by 7.7%, while inflation in 2011 increased by 2.2%, and in 2010, the value of the U.S. dollar decreased in relation to the NIS by 6.0%, while inflation increased by 2.7%. Our issuance in March 2007 and June 2011 of convertible notes that are denominated in NIS has made us more sensitive to increases in the value of the NIS relative to the U.S. dollar. In 2012, the value of the U.S. dollar decreased in relation to the NIS, and the Israeli CPI increased, which caused us to record significant financial expenses in relation to the Series A notes and Series B notes. Due to these fluctuations, we may record higher or lower expenses in our financial statements.

We benefit from government grant programs that may be reduced and may be unavailable to us in the future. Our participation in these programs restricts our ability to freely transfer manufacturing rights and technology out of Israel, which limits our ability to commercialize our intellectual property

Since our inception, we have relied on grants from the Israeli government and other institutions for the financing of a portion of our product development expenditures. Due to reductions of the budget of Israel’s Office of the Chief Scientist of the Ministry of Industry, Trade and Labor, the amount of grants we receive from the Israeli government in the future might be lower than in prior years, if we receive any at all. We recognized grants in the amount of $2.6 million in 2010, $3.2 million in 2011 and $2.7 million in 2012.

Generally, according to Israeli law, any products developed with grants from the Office of the Chief Scientist, or OCS, are required to be manufactured in Israel, unless we obtain prior approval of a governmental committee. As a condition to obtaining this approval, we may be required to pay the OCS up to 300% of the grants we received and to repay these grants at an accelerated rate, depending on the portion of manufacturing performed outside Israel. We have obtained an approval from the OCS to manufacture part of our products outside Israel. We intend to keep sufficient manufacturing activities in Israel so that we will be subject to a repayment percentage of up to 150% of the grants we received. In addition, we are prohibited from transferring to third parties the knowhow developed with these grants without the prior approval of a governmental committee. If such approval is given, we may be required to pay the OCS all or significant portion of the proceeds from transferring to third parties the knowhow developed with these grants. Based on a request from the OCS, we reported and made certain payments related to our manufacturing activities outside of Israel. In addition, the OCS has claimed that we are required to repay grants related to a research and development project that was cancelled. We are disputing some of the claims made by the OCS and are attempting to negotiate a settlement of the claim. While we have made a provision in our financial statements to cover the estimated outcome of this claim, the amount we ultimately pay may exceed our estimate. If we cancel additional projects, the OCS may demand the repayment of grants we received in the past. The OCS may also dispute our reports related to our manufacturing activities outside of Israel. If we are required to pay the OCS more than what we provided for in our financial statements, it could adversely affect our results of operations. As of December 31, 2012, our total contingent royalties to the OCS is approximately $18 million.  The position of the OCS is that we would be required to pay at least this amount if we were to transfer our technology outside Israel. If the OCS does not modify this position, our proposed patent sale to Networks3 will not be economically viable and will not be consummated.

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

For more information about Approved Enterprises, see “Item 5.B - Liquidity and Capital Resources – Effective Corporate Tax Rates in Israel,” and “Item 10.E – Taxation – Israeli Tax Considerations – Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959” in this Annual Report, and Note 8a to the financial statements for the year ended December 31, 2012, included in this Annual Report.

It may be difficult to enforce a U.S. judgment against us and our officers and directors or to assert U.S. securities law claims in Israel.

Service of process upon our directors and officers may be difficult to effect in the United States because all these parties reside outside the United States. Any judgment obtained in the United States against such parties may not be collectible in the United States.

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

Risks Relating to the Ownership of our Ordinary Shares

We need to effect another arrangement with the holders of our Series A notes and Series B notes as a condition to closing the patent and financing transaction with Networks3.  If such an arrangement is effected, our shareholders are expected to experience significant dilution as a result of the exchange of our notes for ordinary shares under the terms of the proposed arrangement.

According to the terms of the arrangement proposed by us, the Series A notes and the Series B notes would be extinguished in exchange for cash, ordinary shares, warrants to purchase ordinary shares, and our shares in Networks3. While we cannot predict the number of equity securities that would be issued in connection with the arrangement, such an arrangement would result in significant dilution of the holdings of our shareholders.

The ordinary shares that may be issued to our note holders in such an arrangement will be freely tradable, and the note holders may promptly try to sell such shares in the public markets. There is no assurance that there will be sufficient liquidity to enable such sales.  Such sales, and the potential for such sales, could cause the market price of our ordinary shares to decline significantly. They also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

The trading market for our ordinary shares has low liquidity, which could make it difficult for our shareholders to sell their shares at desired prices and amounts.

Our ordinary shares currently are quoted on the OTCQB, an inter-dealer quotation service operated by OTC Markets Group for companies that are current in their SEC reporting obligations. There are no financial or qualitative standards to be traded on this platform. Currently, we do not meet the initial listing conditions of the NASDAQ Stock Market. The market for shares quoted on the OTCQB is typically less liquid than that for shares listed on the NASDAQ Stock Market. This could make it more difficult for our shareholders to sell their shares at desired prices and amounts, which could also adversely affect our ability to raise future capital through the sale of our ordinary shares.

We have recently started filings reports in Israel in accordance with the Israeli securities regulations. These regulations require additional costs and management attention and could result in sanctions.

In addition to the OTCQB, our ordinary shares are listed on the Tel Aviv Stock Exchange, or the TASE. For so long as our ordinary shares were listed on the NASDAQ Stock Market, we filed a copy of each SEC report with the Israel Securities Authority and were not required to file additional reports under the Israeli securities regulations.  However, following our delisting from the NASDAQ Stock Market, the Israel Securities Authority demanded that we start to file reports pursuant to the Israeli securities regulations. While we do not concur with the Israel Securities Authority's interpretation of the law, we agreed to start filing such reports.  This entails additional management attention, increased legal and accounting expenses and enhanced exposure to sanctions for possible violations of Israeli securities laws. Among these requirements, is the preparation of our financial statements in accordance with International Financial Reporting Standards, rather than U.S. GAAP, which will require us to retain and pay additional accounting consultants.  This, in addition to the resignation of our Controller in January 2013, has increased the time and attention required of Izhak Tamir, who serves as both our Chief Executive Officer and Chief Financial Officer, for financial reporting matters.

Holders of our ordinary shares who are U.S. residents face certain income tax risks. In any tax year, we could be deemed a passive foreign investment company, which could result in adverse U.S. federal income tax consequences for U.S. holders of our ordinary shares.

Based on the composition and value of our gross assets during 2007, 2008 and 2009, it is likely that we would be deemed to have been a passive foreign investment company, or PFIC, for U.S. federal income tax purposes during each of such years. For 2006, 2010, 2011 and 2012, we believe that we would not be deemed to have been a PFIC. There can be no assurance that we will not be deemed a PFIC for any future tax year in which, for example, the value of all our assets, as measured by the public market valuation of our ordinary shares and the amount of our liabilities, declines in relation to the value of our passive assets (such as cash, cash equivalents and marketable securities). If we are a PFIC for any tax year, U.S. holders of our ordinary shares during such year may be subject to increased U.S. federal income tax liabilities and reporting requirements for such year and succeeding years, even if we are no longer a PFIC in such succeeding years.

U.S. residents should carefully read “Item 10.E - Taxation – United States Federal Income Tax Considerations” in this Annual Report for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares and the consequences of PFIC status.

We do not satisfy all the conditions for continued listing on the TASE.  If we are unsuccessful in regaining compliance, the TASE may transfer our shares to the maintenance list.

On January 21, 2013, we received a notice from the TASE that our shareholders' equity as of September 30, 2012, which was a deficit of $8.2 million, failed to meet the minimum requirement under the TASE Bylaws, which is NIS 2.0 million (approximately $500,000 based on the U.S. Dollar/NIS exchange rate at that time).  We have until June 30, 2013 to satisfy the TASE's minimum shareholders' equity requirement.  In the event that we fail to do so, the TASE will consider transferring our ordinary shares to the maintenance list. Trading on the maintenance list is more limited than on the main list of the TASE.

We do not intend to pay cash dividends.

We have never declared or paid any cash dividends on our ordinary shares. We currently intend to retain future earnings, if any, for funding growth. Accordingly, we do not expect to pay any cash dividends in the foreseeable future.

One shareholder who is also our Chief Executive Officer may be able to control us.

As of December 31, 2012, Izhak Tamir, our Chief Executive Officer, Chief Financial Officer and a member of our Board of Directors, beneficially owned an aggregate of 4,850,409 ordinary shares, representing 15.6% of our outstanding ordinary shares, including 4,747,409 ordinary shares, 25,000 ordinary shares issuable upon the exercise of warrants at an exercise price of $5.66 per share and 78,000 ordinary shares issuable upon the exercise of warrants at an exercise price of $3.50 per share.

Currently, Mr. Tamir is not party to a shareholders’ agreement with other shareholders. However, if Mr. Tamir acts together with other shareholders, together they may have the power to control the outcome of matters submitted for the vote of shareholders, including the approval of significant change in control transactions. The equity interest in Orckit of Mr. Tamir may make certain transactions more difficult and result in delaying or preventing a change in control of us unless approved by him.

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

The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. Between January 1, 2008 through December 31, 2012, our share price has fluctuated from a low of $0.14 to a high of $8.00. The following factors may cause significant fluctuations in the market price of our ordinary shares:

•	fluctuations in our quarterly revenues and earnings or those of our competitors;

•	shortfalls in our operating results compared to levels forecast by securities analysts;

•	changes in the conversion prices of our convertible notes, as occurred pursuant to the Arrangement and as our note holders request from time to time;

•	announcements concerning us, our competitors or telecommunication companies;

•	announcements concerning our customers;

•	announcements of technological innovations;

•	the introduction of new products;

•	changes in product price policies involving us or our competitors;

•	market conditions in the industry;

•	the conditions of the securities markets, particularly in the technology and Israeli sectors; and

•	political, economic and other developments in the State of Israel and worldwide.

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

We have experienced and expect to continue to experience significant fluctuations in our quarterly results of operations. In some periods, our operating results may be below public expectations or below revenue levels and operating results reached in prior quarters or in the corresponding quarters of the previous year. If this occurs, the market price of our ordinary shares could decline.  The following factors have affected our quarterly results in the past and are likely to affect our quarterly results in the future:

•	size and timing of orders, including order deferrals and delayed shipments;

•	acquiring a new customer or losing a customer;

•	problems with our products that are installed in customer networks;

•	length of approval processes or market testing;

•	technological changes in the telecommunication industry;

•	accuracy of telecommunication company, distributor and original equipment manufacturer forecasts of their customers’ demands;

•	changes in our operating expenses;

•	the timing of approval of government research and development grants;

•	disruption in our sources of supply;

•	competitive pricing pressures;

•	funding required for our operations;

•	general economic conditions;

•	terms and conditions of supply agreements with our customers and their impact on our recognition of revenues from these agreements;

•	changes in our revenue recognition practice as a result of changes in the commercial terms between us and our customers;

•	determination of the fair value of the conversion feature in our convertible notes;

•	timely payments of receivables by customers;

•	changes in payment terms between us and our suppliers which could accelerate the timing of payments by us and negatively affect our working capital and cash balances;

•	changes in payment terms between us and our customers which could defer the timing of payments by our customers and negatively affect our working capital and cash balances; and

•	actions taken by us or by others in respect of our convertible notes.

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

Investors may experience significant dilution as a result of financing transactions or the issuance of ordinary shares under outstanding securities convertible into or exercisable for our ordinary shares or  the sale of shares under our Standby Equity Purchase Agreement.

As discussed above, we need to raise additional capital to operate our business and repay our debt beyond April 2013. We may not be able to obtain additional financing on acceptable terms or at all. If we are unable to obtain adequate funds on reasonable terms, we may be required to further curtail operations significantly or obtain funds by entering into financing agreements on unattractive terms. If we issue ordinary shares to new investors, especially given the low prevailing market prices of our ordinary shares, the ownership stake of our existing shareholders will be significantly diluted.

In addition, we may issue additional ordinary shares upon the conversion or exercise of our outstanding stock options, warrants and convertible subordinated notes, and other rights to acquire our ordinary shares.  Specifically, as of December 31, 2012, our Series A notes were convertible at a price of NIS7.61 per share into an aggregate of 5,326,823 ordinary shares, and our Series B notes were convertible at a price of NIS7.61 per share into an aggregate of 2,173,825 ordinary shares. Representatives of our Series A notes have requested that we consider lowering the conversion prices of such notes.  As of that date, we also had outstanding stock options to acquire an aggregate of 9,131,872 ordinary shares at exercise prices ranging from $0.010 to $11.46 per share and warrants to acquire an aggregate of 2,529,771 ordinary shares at exercise prices ranging from 3.50 to $5.66 per share. The issuance of ordinary shares upon the conversion or exercise of such securities will dilute our shareholders' ownership stake.

On August 3, 2010, we entered into a Standby Equity Purchase Agreement, or SEPA, with YA Global Master SPV Ltd., or YA Global, a fund managed by U.S.-based Yorkville Advisors, as investor under the SEPA. The SEPA provides that over a commitment period of up to three years and upon the terms and subject to the conditions set forth therein, YA Global is committed, on our request, to purchase up to $10 million of our ordinary shares in multiple tranches at a price equal to 95.5% of the lowest daily volume weighted average price of our ordinary shares on NASDAQ during the five NASDAQ trading days following our advance notice, subject to restrictions that YA Global ownership of our shares will not exceed 4.99% and that shares are not purchased in an amount exceeding $500,000 per week. While we have not as yet requested that shares be purchased under the SEPA, we might choose to do so in the future, although our delisting from NASDAQ, the low prevailing market prices and trading volume of our ordinary shares may preclude this possibility. The sale of our ordinary shares pursuant to the SEPA would result in dilution of the percentage of our ordinary shares held by current and future shareholders. Because the sales pursuant to the SEPA would be made based on prevailing market prices at the time advances are made, the prices at which we sell these shares and the number of shares we would issue would vary, perhaps significantly, with the market price of our ordinary shares.

There may be an adverse effect on the market price of our shares as a result of shares being sold or available for sale in the future. If our shareholders sell substantial amounts of our ordinary shares, including shares issued upon the exercise of outstanding options, warrants or convertible notes, the market price of our ordinary shares may fall. In addition, the ordinary shares that may be purchased by YA Global under the SEPA would be freely tradable, and YA Global may promptly resell the shares we agree to issue to them under the SEPA in the public markets. Such sales, and the potential for such sales, could cause the market price of our ordinary shares to decline significantly. To the extent our share price declines, any advances requested by us under the SEPA would require the issuance of a greater number of ordinary shares to YA Global to raise a given dollar amount for us. This may result in significant dilution to our shareholders. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

Our ordinary shares are listed for trading in more than one market and this may result in price variations.

Our ordinary shares are listed for trading on OTCQB and the TASE. Trading in our ordinary shares on these markets is made in different currencies (U.S. dollars on OTCQB and NIS on TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets can often differ, resulting from the factors described above, as well as differences in exchange rates. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

We are subject to ongoing costs and risks associated with complying with extensive corporate governance and disclosure requirements.

As an Israeli company subject to U.S. federal securities laws and Israeli securities laws, we spend a significant amount of management time and resources to comply with laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, SEC regulations, Israeli securities regulations and the Companies Law. Section 404 of the Sarbanes-Oxley Act requires an annual review and evaluation of our internal control over financial reporting of the effectiveness of these controls by our management. There is no guarantee that these efforts will result in management assurance that our internal control over financial reporting is adequate in future periods. In connection with our compliance with Section 404 and the other applicable provisions of the Sarbanes-Oxley Act, our management and other personnel devote a substantial amount of time, and we may need to hire additional accounting and financial staff, to assure that we continue to comply with these requirements. The additional management attention and costs relating to compliance with the foregoing requirements could materially and adversely affect our financial results.

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

Major Developments since January 1, 2012

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

In January 2012, our CM-4000 was selected by OKI Network Integration Co., Ltd., a Japanese customer, as a channel for Vic Tokai. Sales to Vic Tokai accounted for approximately 6.7% of our revenues in 2012.

On February 15, 2012, Orckit reached a written agreement with the respective representatives of the holders of its Series A convertible notes and the holders of its Series B convertible notes with respect to a proposed arrangement under Section 350 of the Israeli Companies Law (the "Arrangement"). On February 22, 2012, we filed a petition with the Court regarding the Arrangement, as required by the Section 350 of the Companies Law, and on February 26, 2012, we formally withdrew the Petition. For more information about the terms of the Arrangement, see Item 10C of this Annual Report.

On March 29, 2012, a NASDAQ Listing Qualifications Panel determined to transfer the listing of our ordinary shares to the NASDAQ Capital Market and granted us until June 27, 2012 to achieve compliance with the $2.5 million stockholders’ equity requirement for continued listing for that market.

On April 19, 2012, our shareholders approved the Arrangement, as well as an increase in our authorized share capital from 95,000,000 ordinary shares to 170,000,000 ordinary shares, to become effective as of the effective date of the Arrangement.

On May 10, 2012, we held a joint meeting of our Series A note holders and Series B note holders to approve the Arrangement.  The holders of each series of notes unanimously and duly approved the Arrangement and the amended trust agreement related thereto.

On May 14, 2012, we filed a petition with the Court requesting its final approval of the Arrangement, subject to the satisfaction of all conditions precedent.

On June 5, 2012 and on June 7, 2012, respectively, Messrs. Izhak Tamir and Eric Paneth, each provided an unsecured loan to the Orckit in the amount of $200,000, which would be converted into ordinary shares in an equity offering as part of the satisfaction of their commitments pursuant to the Arrangement. The loans do not bear interest, are subordinated to all of our obligations pursuant to the Series A and Series B notes and may be repaid only after the note holders have been fully repaid.

On June 19, 2012, we received the final approval of the District Court of Tel Aviv to the Arrangement, following the approval of the Tel Aviv Stock Exchange and the Israel Securities Authority.

On June 20, 2012, we were notified by the NASDAQ Stock Market that trading in our shares would be suspended on NASDAQ effective with the open of trading on June 22, 2012. On June 22, 2012, our ordinary shares started trading on the OTCQB.

On July 2, 2012, we consummated the Arrangement. Pursuant to the terms of the Arrangement, the conversion price of the Series A notes was reduced from NIS 63.00 (approximately $16.10) per share to NIS 1.37 (approximately $0.35) per share during the period from July 3, 2012 to July 22, 2012. Thereafter, the conversion price of the Series A notes increased to NIS 7.61 (approximately $1.95) per share. The conversion price of the Series B notes was reduced from NIS 10.00 (approximately $2.56) per share to NIS 7.61 (approximately $1.95) per share during the period from July 3, 2012 to July 12, 2012. Thereafter, the conversion price of the Series B notes was further reduced to NIS 1.83 (approximately $0.47) per share until August 6, 2012. Thereafter, the conversion price of the Series B notes returned to NIS 7.61 per share.

On July 3, 2012, we exercised our right to appeal the June 20, 2012 decision of the NASDAQ Listing Qualifications Panel.

Between July 3, 2012 and August 6, 2012, an aggregate of NIS 3,260,125 (approximately $816,000) principal amount of Series A notes were converted into 2,379,653 ordinary shares, and an aggregate of NIS 10,720,285 (approximately $2,685,000) principal amount of Series B notes were converted into 5,858,079 ordinary shares. The above-mentioned conversions of Series B notes include the conversion of NIS 6,731,000 (approximately $1,686,000) aggregate principal amount of Series B notes held by Mr. Izhak Tamir, and NIS 546,000 (approximately $137,000) aggregate principal amount of Series B notes held by Mr. Eric Paneth, which were all the notes held by them.

On August 2, 2012, we announced a plan to reduce expenses by approximately $6 million per fiscal year by, among other things, dismissing approximately 40 employees across all our departments.

On August 17, 2012, the NASDAQ Listing and Hearings Review Council issued a decision that affirmed the Panel decision to delist our securities. We continue to be subject to the U.S. securities laws and the regulations of the U.S. Securities and Exchange Commission. Our ordinary shares also continue to be listed on the Tel Aviv Stock Exchange.

During August 2012, we repaid an aggregate principal amount of NIS 29,662,842 (approximately $7.4 million) of Series A notes and an aggregate principal amount of NIS 2,117,181 (approximately $525,000) of Series B. During October 2012, we repaid an aggregate principal amount of NIS 7,535,235 (approximately $1.9 million) of Series A notes and an aggregate principal amount of NIS 1,398,724 (approximately $358,000) of Series B notes.

On September 4, 2012, we announced a plan to further reduce expenses by, among other things, dismissing an additional 25 employees across all company departments. We also announced then that, effective October 2, 2012, Eric Paneth would serve as Chairman of the Board, for no compensation, in lieu of being our Chief Executive Officer.

On September 14, 2012, we notified the Israeli Securities Authority that we have acquiesced to its demand to start filing reports pursuant to the Israeli securities regulations, without admitting that we are required by law to do so.

On October 30, 2012, we announced that KDDI had decided not to award us a large network upgrade project as a result of our financial condition and that a global OEM with whom we were in an advance stage of developing a broad strategic relationship had decided to develop its own technology rather than offer our products to its customers. We also announced our decision to focus on marketing efforts on Tier 2 customers rather than Tier 1 customers.

During the night of November 6, 2012, a fire broke out in the server room of our headquarters. As a result, a portion of our servers and communication equipment was damaged. Our operations were partially restored on November 25, 2012 through the use of a temporary solution, and nearly all information that was damaged in the fire was restored. As of March 20, 2013, a permanent solution was found, and our insurance provider has covered all direct damages resulting from the fire.

On March 12, 2013, we entered into a Strategic Investment Agreement with Networks3, Inc., a non-practicing entity controlled by Hudson Bay Capital, in order to commercialize our patents and raise equity and debt financing, as well as a Note Purchase Agreement with two funds managed by Hudson Bay Capital. See Item 10.C – "Additional Information—Material Contracts—Patent and Financing Transactions".

Principal Capital Expenditures

Our principal capital expenditures to date have been the purchase of equipment and other software tools used in our business. These purchases totaled $557,000 in 2010, $653,000 in 2011. No purchases were made in 2012. We used internal resources to finance these capital expenditures.

B.            BUSINESS OVERVIEW

General

We develop, market and sell telecommunication transport equipment capable of supporting the growing capacity demands for Ethernet services and high bandwidth video services, such as high definition television, or HDTV, Internet Protocol television, or IPTV, video on demand, or VoD, and interactive television (together known also as “video services”), 2G, 3G and 4G mobile backhauling, as well as other types of data services and voice services, whether transmitted over wireline or cellular networks, in metropolitan networks. Our target customers are telecommunication service providers active in metropolitan areas.

We focus on the needs of metropolitan area networks that primarily address a transmission capacity of 10 or more Gigabits per second, or Gbps.  The majority of metropolitan area networks are currently operating at a transmission capacity of 10 Gbps or below, because they were initially designed to address voice traffic and later upgraded to support high speed Internet service connections. Introduction of mobile broadband technologies such as LTE, and the penetration of content-based services such as IPTV with the transition from Standard Definition (SD) to High Definition (HD) content, together with the migration from linear TV (Broadcast/Multicast) to VoD and growth of Over the Top (OTT) content and file sharing over the Internet, are expected to drive the need for growth in network transmission capacity.

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

Following the significant reductions in our headcount and budget in 2012, since the end of 2012 we do not have sufficient resources to develop new features required by our customers and prospective customers. We have completely abandoned the efforts to win Tier 1 customers and we stopped development of Layer-3 functionality. As a result of the above and the downsizing, we are losing our competitive edge. In the case of Tier 2 customers, we require guaranteed revenues to finance the development of required features. This requirement significantly reduces our ability to win new Tier 2 customers and reduces our ability to preserve existing Tier 2 customers. As a result, we expect our revenues in 2013 to be lower than in 2012. While we have an initial marketing definition for a new product and solution, we lack the financial resources to develop it.

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

Offerings to consumers of high speed data services have reached millions of subscribers worldwide. These services are offered either over fiber connections or a combination of fiber and fast access technologies, such as ADSL release 2, very high speed digital subscriber line, or VDSL, and VDSL release 2, wireless or cable networks. Connecting subscribers with fiber is expected to allow for significantly higher speed services, mainly data and video services and, as a result, will require an upgrade of metro telecommunication equipment with technologies that enable very high speed transmissions of data services over fiber networks.

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

Sales, Marketing and Service

Sales and Marketing. We market our products to telecommunication companies both directly and indirectly through original equipment manufacturers, strategic alliances and agency and distribution arrangements

As part of our plan to reduce our operational expenditures, we closed our offices around the world, other than in India and Germany, and we focus our efforts on supporting our existing marketing channels for Tier 2 customers, especially with 3M Germany, and other Tier 2 customers worldwide. At the same time, we are working on developing a new product and solution that could possibly enable us to increase our sales in the future.

As of December 31, 2012, overall marketing and sales efforts were conducted by approximately seven employees or agents.

The following is a summary of revenues by geographic area based on the location of the end users for the last three years:

	Year ended December 31
	2010	2011	2012
	(In thousands)
Japan	$3,485	$2,694	$3,587
Germany	1,947	3,308	3,217
India	5,852	2,622	224
Scandinavia	1,360	3,601	1,152
Mexico	538	1,184	1,519
Other	1,449	2,176	1,494
	$14,631	$15,585	$11,193

The substantial majority of our revenues in 2008 and 2009 were generated from our CM-100 metro product line. The majority of our revenues in 2010, 2011 and 2012 were generated from our CM-4000 metro product line. Our sales to KDDI in Japan accounted for 23.1% of our revenues in 2010, 16.6% of our revenues in 2011, and 25.3% of our revenues in 2012. Sales to Media Broadcast in Germany accounted for 6.6% of our revenues in 2010, 2.6% of our revenues in 2011 and 3.1% of our revenues in 2012. Sales to SK Broadband in Korea accounted for 1.7% of our revenues in 2010, 0.8% of our revenues in 2011, and 0.8% of our revenues in 2012. Sales to BSNL in India accounted for 40% of our revenues in 2010, 16.8% of our revenues in 2011 and 2% of our revenues in 2012. Sales to 3M accounted for 6.7% of our revenues in 2010, 18.6% of our revenues in 2011 and 25.6% of our revenues in 2012. Sales to a Scandinavian service provider accounted for 9.3% of our revenues in 2010, 23.1% of our revenues in 2011 and 10.3% of our revenues in 2012. We expect to depend on purchases by a very limited number of telecommunication carriers for the substantial majority of our revenues.

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

CM-100 customers and end users

Our sales to KDDI in Japan, which began in 2004, are made pursuant to agreements and related terms of sale with OKI, a distributor of telecommunication and enterprise products in Japan. We provide to KDDI a product warranty and post-contract hardware and software support services with respect to products sold. OKI provides on-site product support services and training. Our distribution agreement sets general distribution terms regarding any sales that are made to targeted customers. OKI submits purchase orders for products on an as needed basis and is not committed to purchase any specific quantity of our products.  In 2012, KDDI decided not to award a large upgrade project to us due to our weak financial condition. Moreover, as part of our cost-cutting program in 2012, after KDDI and OKI did not agree to our request to increase maintenance payments to us, we terminated the employment of most of our employees who were expert in the CM-100, closed our office in Japan and stopped issuing invoices for support services to OKI. This resulted in a significant reduction in our overall maintenance revenues and could harm our ability to generate additional sales from KDDI.

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

CM-4000 customers and end users

Since 2008, we have had a business collaboration with 3M Services to distribute our CM-4000 packet transport gears. This strategic alliance has led to the selection of our CM-4000 product by a number of customers, most of which are regional operators in Germany. Among our new customers are VSE NET, EnviaTel, HEAG MediaNet and e.discom Telekommunikation GmbH, each of which selected our CM-4000 products for delivery of Ethernet services for business customers. Deployments of our CM-4000 products by some of these customers began in 2011. We provide to 3M Services a product warranty and post-contract hardware and software support services with respect to products sold. 3M Services provides on-site product support services and training to the end user. The master agreement sets general terms regarding sales that are made to targeted customers. 3M Services submits purchase orders for products on a need basis and is not committed to purchase any specific quantity of products.

In June 2009, our CM-4000 was selected by Mexico’s MetroNet  as their main network infrastructure building block. The CM-4000 was selected to replace MetroNet’s existing carrier Ethernet switches that were at the end of their life and could not be purchased any longer. Interoperability between our CM-4000 and their existing equipment was a requirement that enabled MetroNet to continue delivery of Carrier of Carrier Ethernet services to leading carriers in Mexico over a multi-vendor network until the expected transition to a full CM-4140 network is completed. Deliveries of our CM-4000 in Mexico started at the end of 2008 and continued in higher volumes in 2009, 2010 and 2011. Our sales to MetroNet in Mexico are made directly. We provide to MetroNet a product warranty and post-contract hardware and software support services with respect to products sold, as well as on-site product support services and training. MetroNet submits purchase orders for products on an as needed basis and is not committed to purchase any specific quantity of products.

In September 2009, our CM-4000 was selected by a Scandinavian service provider to replace its TDM legacy network (SDH) with a packet based transport network (PTN). Originally, the CM-4000 was selected to deliver a mix of legacy TDM services and packet based services over a converged packet network. It is now being used primarily for 4G LTE backhauling. Deliveries of our CM-4000 started with low volumes at the end of 2009, and continued with a higher volume in 2010 and 2011 and reduced significantly in 2012. Our sales to this customer are made directly. We provide a product warranty and post-contract hardware and software support services with respect to products sold, as well as on-site product support services and training. This customer submits purchase orders for products on an as needed basis and is not committed to purchase any specific quantity of products.

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

Manufacturing

Currently we use one subcontractor for component sourcing, inventory warehousing, board assembly, testing and shipment. We believe that we can satisfy our production requirements using this one major subcontractor, and we expect to continue to utilize this major subcontractor and other third parties to manufacture, assemble and test our products.

Telecommunication company orders are short term and typically involve short delivery time frames. The manufacture of products is mainly against purchase orders, and we usually do not order products based on sales forecasts and do not keep products in inventory. We and our manufacturers perform final quality control and extensive testing prior to shipping. Product quality and reliability are of prime concern in all phases of the manufacturing process. Our facilities are subject to the ISO9001 certification process. This certification is required in order to sell to many telecommunication companies.

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

We are subject to telecommunication industry regulations and requirements set by telecommunication carriers that address a wide range of areas including quality, final testing, packaging and use of environmentally friendly components.  We comply with the European Union's Restriction of Hazardous Substances Directive that required telecommunication equipment suppliers to stop the usage of some materials that are not environmentally friendly by July 1, 2006, known as the “RoHS regulations.”  Further regulations, known as the “RoHS6” regulations, require suppliers to stop the usage of lead in solders in telecommunication equipment. An extension for compliance with the RoHS6 regulations that currently has no time limit was granted under the Directive. We expect that other countries, including countries we operate in, will adopt similar directives or other additional regulations. We believe that we are in compliance with the RoHS and RoHS6 regulations, although tests for compliance with these regulations are limited in their ability to fully ensure compliance.

Competition

We compete on the basis of technological capability and price. Many of our competitors and potential competitors have greater financial, technological, manufacturing, marketing and personnel resources than we have. The expansion of research and development facilities in Asia, where engineering and production costs are lower compared to the United States, Western  Europe or Israel, has increased and could further increase competition and price pressure on our products.

The main competing solutions for our PTN product lines are Layer-3 routers and pure-play carrier Ethernet switches and hybrid platforms known as POTS. Older generation SONET/SDH based platforms cannot address the scalability requirements posed by the fast growth of video and other data services. Layer-3 routers were the first to address the new requirements for high bandwidth scalability and pure-play carrier-Ethernet switches offering a similar value proposition at a lower price, however focused on the delivery of data services, without the full range of legacy TDM services. POTS platforms are using hybrid fabrics to support both type of traffic, while using duplicated hardware and, in many cases, also duplicated fiber infrastructure. In the last 12 months, technological development in the market led to reduced prices for products that have Layer-3 functionality. Since we stopped development of Layer-3 as a result of our cost reduction, we are losing our competitive edge.

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

C.           ORGANIZATIONAL STRUCTURE

List of Significant Subsidiaries

 Our wholly-owned subsidiary, Orckit-Corrigent Ltd., is an Israeli company, and our indirect wholly-owned subsidiary, Orckit - Corrigent Telecom India Pvt. Ltd., is an Indian company.

D.           PROPERTY, PLANTS AND EQUIPMENT

As of December 31, 2012, our principal offices in Tel Aviv occupied approximately 43,000 square feet of space, which was subsequently reduced as a result of our downsizing to approximately 18,300 square feet of space. The lease agreement expires on December 31, 2015. We have an option to terminate this lease agreement upon six months' prior written notice. We believe that our offices and facilities are adequate for our current needs and that suitable additional or substitute space will be available when needed.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.            OPERATING RESULTS

Our operating and financial review and prospects should be read in conjunction with our financial statements, accompanying notes thereto and other financial information appearing elsewhere in or incorporated by reference in this Annual Report.

We have suffered recurring losses as well as negative cash flows from operating activities in recent years and through the date of issuance of our financial statements for the year ended December 31, 2012. As of December 31, 2012, we had a capital deficiency of $8.4 million. During 2012, we negotiated an Arrangement with the holders of our Series A notes and Series B notes, as more fully described in Item 10.C of this Annual Report. The Arrangement was consummated on July 2, 2012. An aggregate of only approximately $3.5 million principal amount of these notes were converted into ordinary shares pursuant to the Arrangement. Accordingly, we are required to pay to our note holders approximately $11.9 million in July 2014 and approximately $4.2 million December 2017.

On March 12, 2013, we entered into a Strategic Investment Agreement with Networks3, Inc., a non-practicing entity controlled by Hudson Bay Capital, in order to commercialize our patents and raise equity and debt financing, as well as a Note Purchase Agreement with two funds managed by Hudson Bay Capital. However, the Strategic Investment Agreement is subject to significant closing conditions, including the retirement of our Series A notes and Series B notes, which would require a court-approved arrangement pursuant to Section 350 of the Israeli Companies Law, and the approval of the Office of the Chief Scientist on terms satisfactory to Networks3, and there is no assurance that the transactions contemplated by this agreement will be consummated. See Item 10.C – "Additional Information—Material Contracts—Patent and Financing Transactions".  Our management believes that in order for us to continue to fund our operations and make our scheduled debt payments, we will need to consummate the transaction with Networks3 or raise capital. There is no assurance that we will be successful in raising additional capital on favorable terms, if at all.

The foregoing information raises substantial doubt as to our ability to continue as a going concern, and our audited financial statements for the year ended December 31, 2012 include an explanatory paragraph to this effect by our independent registered public accounting firm. Our consolidated financial statements for the year ended December 31, 2012 have been prepared assuming that we will continue as a going concern and do not include any adjustments that might result from the resolution of these uncertainties.

Overview

Orckit was founded in 1990. We are an Israeli corporation engaged in the design, development, manufacture and marketing of telecommunication equipment that enables transmission of broadband services. We develop, market and sell telecommunication transport equipment capable of supporting the growing capacity demands for Ethernet services and high bandwidth video services, such as HDTV, Internet Protocol television, or IPTV, and video on demand, or VoD, and interactive television (together known also as “video services”), 2G, 3G and 4G mobile backhauling, as well as other types of data services and voice services, whether transmitted over wireline or cellular networks, in metropolitan networks. Our target customers are Tier 2 telecommunication service providers active in metropolitan areas. Our metro products consist of our CM-100, our first generation product line, and CM-4000, our second generation product line, as well as CM-View, the corresponding network management system. The CM-4000 product together with the CM-View is called Packet Transport Network (PTN).

The end-user base for our products is comprised primarily of telecommunication companies, and has historically been concentrated in each year among a small number of companies.  Although the total number of our customers has increased, we expect that we will continue to experience high customer concentration.
The first significant customer for our metro product was KDDI, a Japanese telecommunications carrier that began purchasing our products in 2004 and accounted for approximately $3.4 million (23.1%) of our revenues in 2010, $2.6 million (16.6%) of our revenues in 2011 and $2.8 million (25.3%) of our revenues in 2012. In early 2008, our product was selected by Media Broadcast GmbH, a German customer, as a network infrastructure building block for network solutions deployed by Deutsche Telekom’s wholesale business unit, and leased to a leading cable operator in Germany.  Sales to Media Broadcast represented $968,000 (6.6%) of our revenues in 2010, $404,000 (2.6%) of our revenues in 2011 and $348,000 (3.1%) of our revenues in 2012.

Sales to SK Broadband in Korea, which began purchasing our products in 2008, accounted for approximately $242,000 (1.7%) of our revenues in 2010, $117,000 (0.8%) of our revenues in 2011 and $85,000 (0.8%) of our revenues in 2012. Sales to a U.S. based customer accounted for $136,000 (0.9%) of our revenues in 2010, $194,000 (1.2%) of our revenues in 2011 and $130,000 (1.1%) of our revenues in 2012. In 2010, we started to recognize revenues from sales to BSNL, an Indian telecommunications company, to which sales are made through two channel partners. Sales to BSNL accounted for approximately $5.9 million (40.0%) of our revenues in 2010, $2.6 million (16.8%) of our revenues in 2011 and $224,000 (2%) of our revenues in 2012.

In June 2009, our CM-4000 was selected by Mexico’s MetroNet as their main network infrastructure building block. Sales to Metronet constituted $538,000 (3.7%) of our revenues in 2010, $1.1 million (6.7%) of our revenues in 2011 and $1.5 million (13.4%) of our revenues in 2012.

In September 2009, our CM-4000 was selected by a Scandinavian service provider to replace its TDM legacy network (SDH) with a packet based packet transport network (PTN). Sales to this customer represented $1.4 million (9.3%) of our revenues in 2010, $3.6 million (23.1)% of our revenues in 2011 and $1.2 million (10.3%) of our revenues in 2012.

We have been involved in strategic cooperation with 3M Services GmbH (formerly known as Quante-Netzwerke GmbH) since 2008 to distribute our CM-4000 packet transport gears. 3M Services is part of the 3M Group which has representatives in more than 70 countries and provides full-service solutions in the telecommunications sector. This strategic alliance has led to the selection of our CM4000 product by numerous new customers in Germany and Luxembourg, including EnviaTEL GmbH, VSE NET GmbH, Cegecom S.A., K-net Telekommunikation Gmbh,  HEAG MediaNet and e.discom Telekommunikation GmbH. 3M Services provides support to these customers.  Aggregate sales to various customers through our strategic alliance with 3M Services represented $979,000 (6.7%) of our revenues in 2010, $2.9 million (18.6%) of our revenues in 2011 and $2.9 million (25.6%) of our revenues in 2012.

In March 2011, we announced that three new service providers had selected our PTN solution for migration from their legacy SONET/SDH networks to packet based networks. Two providers are based in the Caribbean and Latin America region and the third in Eastern Europe. We began to recognize revenues from these customers in the second quarter of 2012.

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

As a result of our continuing losses and the uncertain economic climate around the world, we decreased our headcount in 2011, which caused our operating expenses to be lower in 2011 than in 2010. In 2012, after the disappointing level of conversions of our notes to ordinary shares pursuant to the Arrangement, we further significantly decreased our headcount and vacated space, which caused our operating expenses to be lower in 2012 than in 2011.  As a result of the downsizing measures taken in the second half of 2012, our operating expenses will be lower in 2013 than in 2012.

Following the significant reductions in our headcount and budget in 2012, we do not have sufficient resources to develop new features required by our customers and prospective customers. We have completely abandoned the efforts to win Tier 1 customers and we stopped development of Layer-3 functionality. As a result of the above and the downsizing, we are losing our competitive edge. In the case of Tier 2 customers, we require guaranteed revenues to finance the development of required features. This requirement significantly reduces our ability to win new Tier 2 customers and reduces our ability to preserve existing Tier 2 customers. As a result, we believe that our revenues in 2013 will be lower than in 2012. While we have an initial marketing definition for a new product and solution, we lack the financial resources to develop it.

 We have reported losses in each of 2007 through 2012 and expect to report a loss for 2013. We will need to increase our revenues significantly in order to become profitable.

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

Our metro products address high-bandwidth packet services. We expect that the mix of voice, video and data, business services over wireline and wireless networks and the use of smart phones and tablets will grow and drive the demand for our metro products. However, the growth of these services will be subject to the ability of telecommunication carriers to offer services at a price that is attractive to subscribers while generating profits to carriers sufficient to justify a significant investment in new equipment. Our future success will be directly affected by the ability of our customers to add subscribers for these new data services. As a result of our significant reductions in research and development personnel in 2012, we currently upgrade our CM4000 product only based on concrete requirements and guaranteed revenue, which could make our product less attractive than those of our competitors.

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

In October 2009, the Financial Accounting Standard Board, or the FASB, issued Accounting Standard Update No. 2009-14: Certain Revenue Arrangements That Include Software Elements - ("ASU 2009-14"). ASU 2009-14 amends the scope of the software revenue guidance in Topic 985-605 to exclude, among other things, non-software components of tangible products and software components of tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product’s essential functionality. We adopted this guidance on a prospective basis for revenue arrangements entered into, or materially modified, on or after January 1, 2011. Accordingly, such arrangements are no longer accounted for in accordance with the FASB’s software revenue guidance. Rather, they are accounted for in accordance with the new guidance for multiple-deliverable arrangements.

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

Convertible subordinated notes

We issued Series A notes in 2007 and Series B notes in 2011.  On July 2, 2012, we consummated the Arrangement with the holders of our Series A notes and Series B notes. The Arrangement was considered to be a troubled debt restructuring under ASC 470-60 based on both quantitative and qualitative factors. Based on the future undiscounted cash flow payments being greater than the net carrying value of the original debt, no gain was recorded in our statement of operations. A new effective interest rate was established based on the revised cash flows as a result of the Arrangement. On our consolidated balance sheet, we record the Series A notes based on their debt value plus the fair value of their derivative component and the Series B notes at their fair value.

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

Inventories

We periodically evaluate the quantities of inventories on hand relative to current and historical selling prices and historical and projected sales volume and technological obsolescence. Based on these evaluations, inventory write-offs and write-down provisions are provided to cover risks arising from slow moving items, technological obsolescence, excess inventories, discontinued products and for market prices lower than cost. We had expected to receive a follow-on order from BSNL in an amount of Indian Rupees equal to approximately $7 million in the third quarter of 2011 through ITI Ltd., a local OEM channel. Since then, we believed on several occasions that we were on the verge of receiving this order, only to be frustrated by new obstacles.  If we do not receive this purchase order, we will also not be able to receive any follow-on orders from BSNL. In our financial statements for the year 2012, we wrote off approximately $550,000 of our inventory that can be sold to BSNL only.

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

Results of Operations

The following table sets forth certain items from our audited consolidated statement of operations as a percentage of total revenues for the periods indicated:

	2010	2011	2012
Revenues	100%	100%	100%
Cost of revenues	63.8	55.5	36.4
Gross profit	36.2	44.5	63.6
Research and development expenses, net	96.4	63.6	49.3
Selling, general and administrative expenses	112.8	86.1	79.5
Operating loss	(173.0)	(105.2)	(65.3)
Financial expenses, net	11.2	32.0	13.2
Adjustments related to Series A and Series B convertible notes	(0.2)	23.2	16.7
Other income	11.1	2.4	4.0
Net loss	(173.3)%	(111.6)%	57.8%

Revenues. The majority of our revenues of $14.6 million in 2010 were generated from sales to BSNL and KDDI. Additional sales were made to a number of smaller customers. The majority of our revenues in 2010 were generated from our CM-4000 product line. Our revenues increased in 2010 mainly as a result of the sales to BSNL, a new customer in 2010, partially offset by a decrease in revenues from sales to KDDI, Media Broadcast, SK Broadband and a U.S. customer. The majority of our revenues of $15.6 million in 2011 were generated from sales to BSNL, KDDI, a Scandinavian telecommunication service provider and sales made to customers through our alliance with 3M Services. Additional sales were made to a number of smaller customers. The substantial majority of our revenues in 2011 were generated from our CM-4000 product line. Our revenues increased slightly in 2011 mainly as a result of an increase in the sales our Scandinavian customer, sales to customers through 3M Services and sales to other new smaller customers, partially offset by a decrease in revenues from sales to KDDI and Media Broadcast. The majority of the $11.1 million in 2012 was generated from 3M ($2.9 million) and from KDDI ($2.8 million).

Gross Profit. Cost of revenues consists primarily of salaries, raw materials, subcontracting costs, costs for integration, assembly and testing of finished products, expenses related directly to operational activities, costs related to post-contract hardware and software support services, PCS, and maintenance services and the payment of royalties to the OCS. Gross profit was $7.1 million, or 63.6% of revenues, in 2012, compared $6.9 million, or 44.5% of revenues, in 2011, compared to $5.3 million, or 36.2% of revenues, in 2010. The increase in our gross profit percentage in 2011 was primarily attributable to the increase in revenues, which caused our fixed costs to be allocated over a greater amount of revenues, a decrease in fixed costs and to sales of products at a relatively higher gross margin. The increase in our gross profit percentage in 2012 was primarily attributable to the fact that we did not have substantial revenues from India, where the gross margin is much lower than the gross margin generated from revenues in other regions.

Operating Expenses

	For the years ended December 31 ($ in millions)			% Change
	2010	2011	2012	2011 vs. 2010	2012 vs. 2011
Research and development, net	14.1	9.9	5.5	(29.7)	(44.4)
Selling, general and administrative	16.5	13.4	8.9	(18.7)	(33.6)
Total operating expenses	30.6	23.3	14.4	(23.8)	(44.6)

Research and Development Expenses, net. Research and development expenditures consist primarily of materials, depreciation and salaries and related costs for engineering and technical personnel and subcontracting costs associated with developing new products and features. Our costs for research and development are expensed as incurred. Government grants for research and development are offset against our gross research and development expenditures. Research grants were $2.6 million in 2010, $3.2 million in 2011 and $2.7 million in 2012. Our net research and development expenses were lower in 2011 compared to 2010 mainly due to a decrease in salaries and related expenses which resulted from a headcount reduction we effected in the second quarter of 2011. We also consumed less materials and retained fewer sub-contractors for research and received slightly higher research and development grants in 2011. Research grants were higher in 2011 than in 2010 mainly because we received approval for higher grants compared to 2010.  Our net research and development expenses were lower in 2012 compared to 2011 mainly due to the headcount reduction that we effected in the second quarter of 2011 having been in effect for all of 2012 and additional reductions of headcount effected over the course of 2012. We also consumed less materials and retained fewer sub-contractors for research and received lower research and development grants in 2012. Research grants were lower in 2012 than in 2011 mainly because we invested less expenses in research and development, causing the grants that cover such expenses to be lower. We anticipate that we will incur a lower level of research and development expenditures in 2013 in comparison to 2012 mainly because the headcount reduction that we effected over the course of 2012 will be in effect for all of 2013.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of costs relating to promotion, trade shows, compensation costs for marketing and sales personnel, and other general corporate expenses. Selling, general and administrative expenses were lower in 2011 than in 2010 mainly due to a decrease of approximately $1.5 million in salaries and related expenses as a result of our lower headcount as well as, in certain cases, lower compensation paid to certain employees, as well as due to approximately $870,000 of income resulting from the elimination of a provision for a legal claim that was settled in 2011. Selling, general and administrative expenses were significantly lower in 2012 than in 2011 mainly due to lower expenses as a result of the decrease in our headcount that we effected in the second quarter of 2011 being in effect for all of 2012 and additional reductions of headcount effected over the course of 2012. We expect that selling, general and administrative expenses will be lower in 2013 as in 2012, as the headcount and investment in these activities is significantly lower in 2013.

Financial Expenses, net; and Expenses from Valuation of Conversion Feature. In 2011, our financial income from interest on short-term and long-term investments and on bank deposits, was more than offset by our financial expense, which includes interest payments with respect to our Series A notes and Series B notes and amortization of the issuance costs of the Series A notes, as well as impairment of marketable securities. We also incurred expense from valuation of the conversion feature embedded in our Series A notes in 2010 and 2012. In 2011, we reported income from the valuation to market value of our Series B notes and had an expense of $2.7 million from an other-than-temporary impairment of marketable securities. In 2012, we reported income of $2.0 million from the valuation to market value of our Series B notes and had financial expenses of $1.5 million (mainly interest) in respect of convertible subordinated notes and losses from realization of marketable securities.

The aggregate effect of these financial items resulted in income of $1.7 million in 2010, an expense of $5.0 million in 2011 and an expense of $1.5 million in 2012. We had financial expenses of $28,000 in 2010, a financial income of $1,000 in 2011 and financial expenses of $118,000 in 2012 resulting from the valuation of the conversion terms embedded in our Series A notes. In 2011 and 2012, we also had financial income of $3.6 million and $2.0 million, respectively, from the valuation to market value of our Series B notes. We anticipate that in 2013 we will have financial expense in respect of our convertible notes, which can be offset or increased from changes in the market value of our Series B notes.

Other Income.  We had other income of $1.6 million in  2010 as a result of the sale of our minority interest shares investment in another company, additional income of $369,000 in 2011 as a result of  a release of funds from escrow and an income of $446,000 from the sale and disposal of fixed assets in 2012.

Impact of Inflation, Devaluation and Fluctuation of Currencies on Results of Operations, Liabilities and Assets

As of December 31, 2012, the majority of our assets in non-dollar currencies were in NIS. A devaluation of the Yen, NIS or Euro in relation to the U.S. dollar would have the effect of decreasing the dollar value of our assets in Yen, NIS or Euro, to the extent the underlying value is Yen, NIS or Euro based.  A devaluation of the Yen, NIS or Euro would also have the effect of reducing the U.S. dollar amount of any of our liabilities that are payable in these currencies (unless such payables are linked to the U.S. dollar). Furthermore, a devaluation of the NIS would also have an effect on the U.S. dollar conversion price of our convertible subordinated notes. A devaluation of the NIS in relation to the U.S. dollar would have the effect of decreasing the dollar value of the conversion price of the notes.

In 2010 and 2011 a substantial portion of our sales were denominated in Yen and Euro. A substantial part of our expenses, principally payroll and payments to Israeli vendors, is in NIS, while a significant portion of the cost of goods sold is in U.S. dollars. A substantial portion of our cash, cash equivalents and marketable securities is in NIS. Our results of operations are adversely affected by increases in the rate of inflation in Israel when such increases are not offset by a corresponding devaluation of the NIS against the U.S. dollar.  The results are also affected by the currency exchange rate between the U.S. dollar and the Yen and Euro. In 2010 and 2011 the value of the U.S. dollar declined against the Yen. In 2012, the value of the U.S. dollar declined against the Yen. In 2010 the value of the U.S. dollar also declined against the NIS, which caused our NIS denominated expenses to increase. In 2011, the value of the U.S. dollar increased against the NIS, which caused our NIS denominated expenses to decrease. In 2012, the value of the U.S. dollar decreased against the NIS, which caused our NIS denominated expenses to increase.

We are not presently engaged in hedging transactions.  We may, however, enter into foreign currency derivatives, mainly forward exchange contracts, in order to protect our cash flows in respect of existing assets.

The following table presents information about the rate of inflation in Israel, the rate of revaluation (devaluation) of the NIS versus the U.S. dollar, the rate of inflation in Israel adjusted for the devaluation and, for 2008 through 2012, the devaluation rate of the Yen against the U.S. dollar (all in %):

Years Ended December 31,	Israeli Inflation Rate	NIS Revaluation (Devaluation) Rate	Israel Inflation Adjusted for Devaluation	Yen Revaluation (Devaluation) Rate
2008	3.8	(1.1)	4.9	(19.1)
2009	3.9	(0.7)	4.6	2.1
2010	2.7	(6.0)	8.7	(13.1)
2011	2.2	7.7	5.5	(5.1)
2012	1.6	(2.3)	3.9	(9.9)

B.             LIQUIDITY AND CAPITAL RESOURCES

We have historically financed our operations primarily through sales of equity, issuance of convertible notes, receipt of research and development grants, sale or maturity of marketable securities and loans from banks.

We had working capital (total current assets net of total current liabilities) of $19.6 million as of December 31, 2010, $211,000 as of December 31, 2011 and $3.8 million as of December 31, 2012. The decrease in our working capital in 2011 occurred primarily as a result of the reclassification of our Series A notes from long-term to short-term liabilities due to the right of the holders to request early redemption in March 2012, which has been extended to June 2012 in connection with the Arrangement. The increase in our working capital in 2012 occurred primarily as a result of the classification of a large portion of our convertible notes from current liabilities to long-term liabilities as a result of the Arrangement with our note holders, which postponed some of the payments on the account of the notes.

We had cash, cash equivalents, long and short-term securities, other securities and bank deposits of $3.2 million as of December 31, 2012, compared to $23.2 million as of December 31, 2011 and to $35.5 million as of December 31, 2010. The decrease in our cash, cash equivalents, long- and short-term securities and bank deposits in 2011 resulted primarily from the use of the funds for operating activities, offset, in part, by $8.0 million raised by us through the public offering of our Series B notes in 2011. As of December 31, 2010 and 2011, our entire securities portfolio was classified as available for sale. The decrease in our cash, cash equivalents, long and short-term securities and bank deposits in 2012 resulted primarily from our losses and from the payments we made to repay a portion of our convertible notes  in accordance with the Arrangement. We expect that the balance of our cash, cash equivalents and securities will continue to be low in 2013.

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

In June 2011, we issued Series B convertible notes due December 31, 2017 in a public offering in Israel in the aggregate principal amount NIS 30.8 million (approximately $9.0 million based on the U.S. Dollar/NIS exchange rate at that time) at a price of NIS 940 per unit (each unit comprised of NIS 1,000 principal amount of Series B Notes). The Series B notes bear interest at the rate of 8% per year, are not linked to the Israeli CPI and were convertible into our ordinary shares at the election of the holder thereof at the price of NIS 10.00 per share (approximately $2.75 based on the U.S. Dollar/NIS exchange rate at April 10, 2013). (The conversion price and other terms of the Series B notes were amended pursuant to the Arrangement; see Item 10.C in this Annual Report under "Arrangement with Note Holders".) The gross proceeds of the offering were approximately $8.5 million and the net proceeds of the offering were approximately $8.0 million. As of December 31, 2012, the aggregate principal amount outstanding under the Series B notes was approximately $4.4 million (based on the U.S. Dollar/NIS exchange rate at December 31, 2012).  The issuance included the sale to Mr. Tamir of NIS 6,731,000 principal amount of the Series B notes (approximately $1.99 million based on the exchange rate at that time) and to Mr. Paneth of NIS 546,000 principal amount of our Series B notes (approximately $160,000 based on the exchange rate at that time). In addition, Catalyst Private Equity Partners (Israeli) II, LP and affiliated funds, purchased an aggregate of NIS 3,724,000 of our Series B notes (approximately $1.1 million based on the exchange rate at that time). The purchases by Messrs. Tamir and Paneth and by the Catalyst funds were made on the same terms as all other individual investors and institutional investors, respectively, in our public offering in Israel. Mr. Yair Shamir, an outside director of Orckit at that time, served as the Chairman of the management company of the Catalyst funds.

In June 2012, pursuant to the terms of the Arrangement, each of Mr. Tamir and Mr. Paneth provided an unsecured loan to us in the amount of $200,000. The loans do not bear interest, unless otherwise approved by our audit committee and board of directors. The loans are subordinated to all of our obligations pursuant to the Series A notes and Series B notes and may be repaid only after the note holders have been fully repaid.  The loans will convert into ordinary shares upon the closing of an equity financing in which Mr. Tamir and Mr. Paneth have undertaken to invest $1.0 million each. For more information, see Item 10.C of this Annual Report under "Arrangement with Note Holders".

Cash Used in Operating Activities

In 2012, we used $7.8 million of cash in operating activities primarily as a result of our net loss of $6.5 million, a decrease in trade payables, accrued expenses and other payables of $2.9 million and the change in market value of our Series B notes, which created non-cash income in the amount of $2.0 million, partly offset mainly by a decrease in trade receivables and other current assets of $2.6 million.

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

Cash Provided by Investing Activities

Investing activities provided $18.3 million of cash in 2012, $3.7 million of cash in 2011 and $13.7 million in 2010. Our principal investing activities included proceeds from marketable securities and bank deposits of $19.0 million in 2012, $12.6 million in 2011 and $21.4 million in 2010, offset in part by purchases of marketable securities of $0.14 million in 2012, $8.9 million in 2011 and $9.7 million in 2010 and. In 2010, we also received $2.8 million of proceeds from the sale of an equity investment.

       Our principal investing activity relating to our operations has been the purchase of equipment, software and other fixed assets used in our business. These purchases totaled $557,000 in 2010, $653,000 in 2011. Our capital expenditures in 2010 and 2011 were primarily for the procurement of telecommunication equipment and related software tools.

Cash Provided by Financing Activities

In 2012, we used $11.2 million in financing activities primarily as a result of our repayment of a portion of our convertible notes. In 2011, we generated $8.0 million of net proceeds from the offering of our Series B notes. In 2010, we generated $17.0 million of net proceeds from two offerings of our ordinary shares and warrants.

Series A Convertible Notes

In March 2007, we issued NIS-denominated Series A convertible notes in the aggregate principal amount of approximately $25.8 million (based on the U.S. Dollar/NIS exchange rate at that time), which bear interest at the rate of 6% per year and are linked to the Israeli CPI.  The Series A notes are due in March 2017, but were subject to the right of each holder to request early redemption on March 14, 2012.  The early redemption right was postponed until the consummation of the Arrangement on July 2, 2012, pursuant to which our repayment obligation was spread out over several years; see Item 10.C in this Annual Report under "Arrangement with Note Holders".  In the first quarter of 2009, we paid $3.0 million to repurchase approximately 25% of the then principal amount of the outstanding Series A notes. As of December 31, 2012, the aggregate principal amount outstanding under the Series A notes was approximately $10.8 million (based on the U.S. Dollar/NIS exchange rate at December 31, 2012).

The Series A notes were convertible at the election of each holder into our ordinary shares at the conversion price of NIS 63.00 per share (approximately $17.3 based on the U.S. Dollar/NIS exchange rate at April 10, 2013). The conversion price and other terms of the Series A notes were amended pursuant to the Arrangement; see Item 10.C in this Annual Report under "Arrangement with Note Holders".

Standby Equity Purchase Agreement

  In August 2010, we entered into a Standby Equity Purchase Agreement, or SEPA, with YA Global Master SPV Ltd., a fund managed by U.S. based Yorkville Advisors. The agreement provides that, upon the terms and conditions set forth in the agreement, YA Global is committed, upon our request, to purchase up to $10 million of our ordinary shares in tranches over a commitment period of up to three years. Investments would only be made such that YA Global and its affiliates will not hold more than 4.99% of our ordinary shares at any point in time during the period of the agreement and that shares are not purchased in an amount exceeding $500,000 per week. Shares would be issued pursuant the agreement under our existing effective shelf registration statement.

For each ordinary share purchased under the SEPA, YA Global will pay 95.5% of the lowest daily volume weighted average price, or VWAP, of the ordinary shares on NASDAQ during the five NASDAQ trading days following our advance notice. The amount of each advance requested may be up to $500,000, unless otherwise mutually agreed to by us and YA Global. For each advance notice, we may indicate a minimum acceptable price, which may not be higher than 95% of the last closing price of our ordinary shares on NASDAQ at the time of delivery of the advance notice. If during the five NASDAQ trading day pricing period following any advance notice the VWAP for the ordinary shares is below the indicated minimum acceptable price, the amount of the advance will generally be reduced by 20% for each day the VWAP is below the minimum acceptable price and that trading day will be excluded from the pricing period for purposes of determining the purchase price. We have not used the SEPA.  As a result of our delisting from NASDAQ in 2012, we may not be able to use the SEPA.  If we do use the SEPA, the low prevailing market prices and trading volume of our ordinary shares will result in lower proceeds from sales of our shares pursuant to the SEPA.

Working Capital

We will need to increase our working capital during 2013, which might be done through the closing of the transaction with Networks3, the issuance of share capital or the receipt of research and development grants. We cannot be certain that we will be able to obtain sufficient additional financing through the above methods.

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

In prior years, we relied on grants from the OCS to finance a portion of our product development expenditures. During the three years ended December 31, 2012, we recognized research and development grants in an aggregate amount of approximately $8.5 million.  As of December 31, 2012, our total contingent liabilities to the OCS were approximately $18 million.

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

Under Israeli tax law, at December 31, 2012, we had accumulated losses for tax purposes amounting to approximately $285 million. These losses are available indefinitely to offset future taxable business income. As of December 31, 2012, our carry forward of capital losses for tax purposes were approximately $62 million. Orckit and each of our subsidiaries are assessed on a stand-alone basis. Therefore, accumulated tax losses in each of the entities can offset future taxable business income only in the entity in which the losses were generated.

Dividend Policy

We have never declared or paid cash dividends on our capital stock.  For the foreseeable future, we intend to use any future earnings for the operation and expansion of our business. Accordingly, we do not anticipate paying any cash dividends. Payment of future dividends, if any, will be at the discretion of our audit committee and our board of directors and will depend on various factors, such as our statutory retained earnings, financial condition, operating results and current and anticipated cash needs. Under the amended trust agreements governing our Series A notes and Series B notes, we are not permitted to distribute dividends until the fourth early redemption payment date of July 1, 2014.

In the event we declare cash dividends, we will pay those dividends in NIS.  Current Israeli law permits holders of our ordinary shares who are non-residents of Israel and who acquired their shares with a non-Israeli currency to repatriate all distributions on these shares in that non-Israeli currency.

Inventory

Inventory consists primarily of finished products and raw materials. Our inventory was $3.7 million as of December 31, 2012, $4.1 million as of December 31, 2011 and $3.2 million as of December 31, 2010. Our inventory level was at a similar level in 2012 and 2011. Our inventory level was higher in 2011 than in 2010 due to a higher amount of finished products at the end of 2011 in comparison to the preceding year. In our financial statements for the year 2012, we wrote off approximately $550,000 of our inventory that cannot be sold to any customer other than BSNL.

 C.            RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

In 2009 through 2012, the majority of our research and development work was focused on the CM-4000 product line. Our research and development expenditures consisted primarily of salaries and related costs, materials and subcontracting costs associated with developing new products.  Following the significant reductions in our headcount and budget in 2012, we do not have sufficient resources to develop new features required by our customers and prospective customers. If requested by customers or prospective customers, we now require guaranteed revenue before we start the development of required features. While we have an initial marketing definition for a new product and solution, we lack the financial resources to develop it.

Our research and development staff consisted of 122 employees as of December 31, 2010, 90 employees as of December 31, 2011 and 14 employees as of December 31, 2012, most of whom are located in Israel and hold engineering or other advanced technical degrees. Our gross research and development expenses were approximately $16.7 million in 2010, $13.1 million in 2011 and $8.2 million in 2012. These expenses were offset by grants from the OCS of the Ministry of Industry, Trade and Labor of the Government of Israel and other research and development grants of approximately $2.6 million in 2010, $3.2 million in 2011 and 2.7 million in 2012. A reduction in the number of our research and development personnel was effected in the second quarter of 2011 and began to affect our research and development expenses in the third quarter of 2011. Accordingly, our research and development expenses were lower in 2011 than in 2010. Research and development expenses in 2012 were lower than in 2011 due to the reduction in the number of our research and development personnel having been effected in the second half of 2012. We expect that research and development expenses in 2013 will be lower than in 2012 due to lower number of employees and the fact that the new product if developed is Software based.

D.             TREND INFORMATION

 The introduction by telecommunication carriers of new data and video services to residential users and enterprises requires significantly higher bandwidth support over metro networks. In areas where new high bandwidth services are offered, it is expected that demand for more robust metro products will increase. In response to this trend, we focused on innovative telecommunication products for the metro area, where we expected to see a need for equipment upgrades with the growth of new high bandwidth service offerings. These services include “triple play” services, that is, a bundled offering of voice, Internet access and high end high-definition (HD) video services, all based on IP protocols, offered by traditional telecommunication carriers. Services offered may also include Ethernet service for business customers. In addition, we believe more operators are looking at ways to smoothly migrate their SDH network to a packet based transport infrastructure. Features included in our products enable this smooth migration. In addition, we expect growth in the provision of advanced data and content over cellular services that provide data and video transmissions to advanced 3G and 3.5G and LTE handheld devices, driven by, among other things, the use of smart phones and tablets. Following the significant reductions in our headcount and budget in 2012, we stopped development of Layer-3 functionality. As a result of the above and the downsizing we are losing our competitive edge and do not expect to take advantage of this trend.

E.             OFF-BALANCE SHEET ARRANGEMENTS

We do not have any “off-balance sheet arrangements” as such term is defined in Item 5E of Form 20-F.

F.             TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table of our material contractual obligations as of December 31, 2012 summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated.

	Payment due by period ($ in thousands)
Contractual Obligations	Total	Less than 1 year		1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	13,493	1,395	1	11,612	-	486
Operating Lease Obligations	200	200	2		-	-
Purchase Obligations	812	812			-	-
Other Liabilities Reflected on our Balance Sheet under U.S. GAAP	10,393	7,320	3	717	-	2,356	4
Total	24,898	9,727		12,329	-	2,842
______________
1           The amount presented in the less than 1 year column is based on the Arrangement with our note holders. The Series B notes are presented at fair value, which on the balance sheet date is lower than the debt value. The total obligation value (without taking into account adjustments for the conversion feature embedded in the Series A and Series B notes and the interest obligation) is $17.4 million. The above amounts do not include future interest.

2           Our major premises leases allow for early termination upon advance notice. This amount reflects lease payments for a full year.

3           These amounts reflect the trade payables, accrued expenses, deferred income and other payables presented in our balance sheet.

4           This amount reflects our accrued severance pay liability, long-term convertible loan from shareholders and our provision for Uncertainty in Income Taxes under FASB Interpretation No. 48. The time of its payment, in whole or in part, cannot be predicted and, as a result, this amount is presented in the more than 5 years column. Of this amount, $1.6 million has been previously funded for the coverage of our accrued severance pay liability by our contributions to employee plans.

In addition, as of December 31, 2012, our contingent liability to the Office of the Chief Scientist in respect of grants received was approximately $18 million. This liability is required to be repaid only by royalties based on revenues derived from products (and related services) whose development was funded with these grants. If we cancel projects financed by the OCS, the OCS may demand the repayment of grants we received in the past.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information with respect to Orckit’s directors and executive officers as of March 31, 2013.

Name	Age	Position
Eric Paneth	63	Chairman of the Board
Izhak Tamir	60	Chief Executive Officer, Chief Financial Officer and Director of Orckit and Chief Executive Officer of Orckit-Corrigent
Yossi Barshishat	40	Vice President, Research and Development
Oren Tepper	41	Vice President, Corporate Sales
Oren Maymon	41	Vice President, Operations
Jed M. Arkin(1)(2)	49	Director
Moti Motil(1)(2)	60	Director
Moshe Nir(1)(2)	62	Outside Director
Amiram Levinberg(1)(2)	57	Outside Director
Naomi Steinfeld(1)(2)	45	Outside Director
____________________

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

 The business experience of each of our directors and executive officers is as follows:

Eric Paneth has been a director of Orckit since its founding in 1990 and Chairman of the Board since October 2012. Mr. Paneth also served as our Chief Executive Officer from 1990 until October 2012 and as our Chairman of the Board from 1990 until July 2008.  From 1975 until 1983, Mr. Paneth was a senior engineer in the Israeli Government, and from 1985 to 1990, he was head of a technical department in the Israeli Government.  From 1983 until 1985, he was employed by Linkabit Inc., in San Diego, California. Since January 2000, Mr. Paneth has been a director of Tikcro Technologies Ltd., and he has served as its Chief Executive Officer since November 2008.  Mr. Paneth holds an advanced engineering degree from the Technion.

Izhak Tamir has been President and a director of Orckit since its founding in 1990.  He has also served as our Chief Financial Officer since July 2012 and as our Chief Executive Officer since October 2012. From July 2008 to September 2011, Mr. Tamir also served as our Chairman of the Board of Directors. Mr. Tamir had also served as Chairman of the Board of our subsidiary, Orckit-Corrigent Ltd., since 2001 and Chief Executive Officer of Orckit-Corrigent since May 2007.  From 2005 until 2012, Mr. Tamir served as a director of Gilat Satellite Networks Ltd. From 1987 until 1989, Mr. Tamir was employed by Comstream Inc., in San Diego, California.  From 1985 until 1987, he was vice president of A.T. Communication Channels Ltd., a subsidiary of Bezeq - the Israel Telecommunications Corporation Ltd.  From 1978 to 1985, he was a senior engineer in the Israeli Government. Mr. Tamir has served as Chairman of the Board of Directors of Tikcro Technologies Ltd. since January 2000 and was its Chief Executive Officer from August 2003 to December 2007. Mr. Tamir holds an engineering degree from the Israel Institute of Technology, commonly known as the Technion and an M.B.A. from Tel Aviv University.

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

Moti Motil has been a director of Orckit since November 2002 and served as our Chairman of the Board of Directors from September 2011 until October 2012.  Since 1996, Mr. Motil has served as Vice President Finance and an associate of Palmot Ltd., an investment company based in Israel, and since 2006 has also served as Chief Financial Officer of Gan-Bair Senior Citizen Residence Ltd., a subsidiary of Palmot Ltd. From 1991 until 1996, he served as Chief Financial Officer of the Israeli subsidiary of Jan-Bell Marketing Inc., a retail company.  Mr. Motil holds a B.A. degree in Economics and Accounting from Tel-Aviv University and he is a Certified Public Accountant in Israel.

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

 Naomi Steinfeld has been an outside director of Orckit since October 2011. Ms. Steinfeld is the managing partner of Naomi Steinfeld & Co., a law firm that specializes in tax and international business law, since 1998.  She has been practicing law since 1996, following six years as a certified tax advisor.  Ms. Steinfeld also lectures on tax law in the Executive MBA program at Tel Aviv University. From 2008 to 2011, Ms. Steinfeld has served as a director of Israel Aerospace Industries Ltd., Israel's leading aerospace and aviation manufacturer, and of CIH Cross-Israel Highway, the company responsible for planning, building and operating the Trans-Israel Highway.  From March 2011, Ms. Steinfeld served as a director of Polar Communication Ltd. Ms. Steinfeld holds an LL.B. degree and an LL.M. degree, concentrating in international commerce, both from Tel Aviv University.

There are no family relationships between any of our directors or executive officers.  There are no arrangements or understandings between any of our directors or executive officers and any other person pursuant to which our directors or executive officers were selected.

B.            COMPENSATION

The aggregate direct remuneration paid by us to all persons as a group (13 persons) who served in the capacity of director or executive officer in 2012 was approximately $2.3 million, which includes approximately $0.8 million for the provision and payment of pension, retirement or similar benefits, and other fringe benefits. In 2012, we granted to this group options to purchase an aggregate of 4,140,000 ordinary shares under the Orckit Israeli Share Incentive Plan. The options had an exercise price of $0.14-0.23 per share, which represented a price equal to the market price of our ordinary shares on the date of grant. These options will expire in 2019.

The following tables set forth the compensation of our senior office holders during the year ended December 31, 2012. We have disclosed the information in the following tables in our annual report for the year ended December 31, 2012 filed with the Israel Securities Authority on March 21, 2013 pursuant to the Israeli Securities Law, 5728-1968, and the regulations promulgated thereunder.

a.      Compensation of the five most highly compensated senior office holders of our company or of any entity under the control of our company (in U.S. Dollars, in terms of cost to the company) (1):

Details of the Compensation Recipient			Compensation on Behalf of Services
Name	Position	Scope of Position	Salary(2)		Bonus	Stock-based Compen-sation	Sales Commission	Total
Eli Aloni(3)	EVP, Technology and Marketing	100%	256,003			6,923		262,926
Izhak Tamir	CEO and CFO of Orckit and Chairman of the board and CEO of Orckit-Corrigent	100%	206,145	(4)			48,881	255,025
Oren Tepper(5)	VP Corporate Sales	100%	163,690			3,214	57,356	224,260
Uri Shalom(6)	VP, Business Development	100%	185,142		47,668	2,868		235,678
Inbar Rozenberg(7)	VP, Human Resources	100%	189,544		48,238	1,941		239,723

_______________

(1)
Includes all compensation recognized in our financial statements for the year ended December 31, 2012 plus compensation paid to such office holders following the end of the year for all services provided during the year.

(2)	Includes all salary-related benefits, such as car, telephone, social benefits, termination benefits, etc.

(3)
Mr. Aloni's employment ended on January 20, 2013. In July 2012, he was granted options to purchase 190,000 ordinary shares under our share incentive plan, at an exercise price of $0.23 per share, for a seven-year term. The options vest quarterly over a two-year period. He was previously granted options to purchase 623,412 ordinary shares. All vesting ceases and vested options may be exercised until the end of 2013.

(4)
Mr. Tamir's salary reflects a reduced salary by 33% pursuant to the Arrangement for all of 2012. We owe Mr. Tamir $247,150 for unpaid salary, which was deferred at the initiative of Mr. Tamir. Mr. Tamir is entitled to a bonus equal to 0.25% of our annual revenues.

(5)
Mr. Tepper is entitled to sales commission equal to 0.5% of our annual revenues.  In July 2012, he was granted options to purchase 190,000 ordinary shares under our share incentive plan, at an exercise price of $0.23 per share, for a seven-year term. The options vest quarterly over a two-year period. In December 2012, he was granted options to purchase 1,000,000 ordinary shares under our share incentive plan, at an exercise price of $0.14 per share, for a seven-year term.  The options vest quarterly over a four-year period commencing September 30, 2013. The options were granted in consideration for a reduction in salary during the vesting period equal to the value of the options based on the Black and Scholes valuation method and, if vested, will not terminate following termination of employment.

(6)
Mr. Shalom ceased to be an officer of the company on February 28, 2013. He served as our Chief Financial Officer until June 2012. In July 2012, he was granted options to purchase 190,000 ordinary shares under our share incentive plan, at an exercise price of $0.23 per share, for a seven-year term. The options vest quarterly over a two-year period. All vesting ceases and vested options may be exercised until the end of 2013.

(7)
Ms. Rozenberg's will cease ceased to be an officer of the company on May 28, 2013.  In July 2012, she was granted options to purchase 125,000 ordinary shares under our share incentive plan, at an exercise price of $0.23 per share, for a seven-year term. The options vest quarterly over a two-year period. All vesting ceases and vested options may be exercised until the end of 2013.

b.      Compensation of the three most highly compensated senior officers of our company whose compensation was provided solely in connection with such office holder's service to our company, if not included in the table above (in U.S. Dollars, in terms of cost to the company):
Details of the Compensation Recipient			Compensation on Behalf of Services				Other Compen- sation
Name	Position	Scope of Position	Salary	Bonus	Stock-based Compen-sation	Sales Comis-sion	Director compen-sation	Total
Eric Paneth(1)	Chairman		113,788			37,208		150,996
Director Compen-sation(2)	Directors						60,363	60,363

___________________

(1)
Mr. Paneth's salary reflects a reduced salary by 33% pursuant to the Arrangement from January 1, 2012 until October 1, 2012, when Mr. Paneth resigned as our Chief Executive Officer. We owe Mr. Paneth approximately $261,123 for unpaid salary, which was deferred at the initiative of Mr. Paneth, and $496,000 for unpaid severance obligations. Mr. Paneth was entitled to a bonus equal to 0.25% of our annual revenues when he was an officer.

(2)	The compensation package of our directors is described below under "Director Compensation". This amount reflects the total compensation for 2012.

Director Compensation

Pursuant to the requirements of the Companies Law, remuneration of our directors generally requires shareholder approval. In October 2011, our shareholders approved a three-year compensation package for each of our five non-employee directors, comprised of options to purchase up to 27,754 ordinary shares for each of the upcoming three years and cash compensation in the amount of NIS 20,710 (then equivalent to $5,788) per year and NIS 1,200 (then equivalent to $335) per meeting.  The cash component represents the minimum amount permitted to be paid under the applicable regulations promulgated under the Companies Law.  The options were granted under the Orckit Israeli Share Incentive Plan and have an exercise price of $1.59 per share, which represents a 25% premium above the closing price per share of our ordinary shares on the Nasdaq Stock Market on the last trading day preceding the date of the shareholder meeting at which the options were granted. The options vest for so long as the director continues to serve, over a period of three years, in three equal installments of 27,754 on each of the first, second, and third anniversary of the date of grant. The options, to the extent vested, will expire at the earlier of seven years from the date of grant or six months from termination of the director's service.  Mr. Paneth, our Chairman of the Board, receives no compensation from us.

C.            BOARD PRACTICES

Corporate Governance Practices

We are incorporated in Israel and therefore are subject to various corporate governance practices under the Companies Law, relating to such matters as outside directors, the audit committee, the compensation committee, the internal auditor and approvals of interested party transactions.  These matters are in addition to the relevant provisions of U.S. securities laws.

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

Outside Directors

Qualifications of Outside Directors

Under the Companies Law, public companies are required to appoint at least two outside directors. Outside directors are required to possess professional qualifications as set out in regulations promulgated under the Companies Law.  Pursuant to our articles of association, we may appoint up to three outside directors.  The Companies Law provides that a person may not be appointed as an outside director if (i) such person or person’s relative or affiliate has, at the date of appointment, or had at any time during the two years preceding such date, any affiliation with the company, a controlling shareholder thereof or their respective affiliates; or (ii) in a company that does not have a 25% shareholder, if such person has an affiliation with any person who, at the time of appointment, is the chairman, the chief executive officer, the chief financial officer or a 5% shareholder of the company. The term “affiliation” is broadly defined in the Companies Law, including an employment relationship, a business or professional relationship, control or service as an office holder.

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

The initial term of an outside director is three years and may be extended for up to two additional three-year terms.  A company whose shares are listed on a major stock exchange listed in the applicable regulations may reelect an outside director for additional periods of up to three years each only if the audit committee and the board of directors confirm that, in light of the outside director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period would be in the interest of the company.  Reelection of an outside director may be effected through one of the following mechanisms: (1) the board of directors proposed the reelection of the nominee and the election was approved by the shareholders by the majority required to appoint outside directors for their initial term; or (2) a shareholder holding 1% or more of the voting rights proposed the reelection of the nominee, and the reelection is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders, provided that the aggregate votes cast in favor of the reelection by such non-excluded shareholders constitute more than 2% of the voting rights in the company.

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

Our outside directors under the Companies Law are Mr. Nir, Mr. Levinberg, and Ms. Steinfeld.

Committees

Subject to the provisions of the Companies Law, our board of directors may delegate its powers to committees consisting of board members. Our board has formed an audit committee and a compensation committee.

Audit Committee

Under the Companies Law, our board of directors is required to appoint an audit committee, comprised of at least three directors, including all of the outside directors.  The members of the audit committee must satisfy certain independence qualifications under the Companies Law, and the chairman of the audit committee is required to be an outside director. The responsibilities of the audit committee include identifying and examining flaws in the business management of the company and suggesting appropriate course of actions, recommending approval of interested party transactions, assessing the company's internal audit system and the performance of its internal auditor.  Our audit committee also assists the board of directors in fulfilling its responsibility for oversight of the quality and integrity of our accounting, auditing and financial reporting practices and financial statements and the independence qualifications and performance of our independent auditors. The audit committee also has the authority and responsibility to recommend for shareholder approval the appointment of our independent auditors and to pre-approve audit fees and all permitted non-audit services and fees. Our audit committee consists of Messrs. Nir (Chairman), Arkin, Motil and Levinberg and Ms. Steinfeld.

Compensation Committee

Our compensation committee is authorized to, among other things, review, approve and recommend to our board of directors base salaries, incentive bonuses, including the specific goals and amounts, stock option grants, employment agreements, and any other benefits, compensation or arrangements of our executive officers and directors.  Under a recent amendment to the Companies Law, our compensation committee is required to propose for shareholder approval by a special majority, a policy governing the compensation of office holders based on specified criteria, to review modifications to the compensation policy from time to time, to review its implementation and to approve the actual compensation terms of office holders prior to approval by the board of directors. The members of the compensation committee must satisfy certain independence qualifications under the Companies Law, and the chairman of the compensation committee is required to be an outside director. Our compensation committee consists of Messrs. Nir (Chairman), Arkin, Motil and Levinberg and Ms. Steinfeld.

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

D.          EMPLOYEES

The numbers and breakdowns of our employees as of the end of the past three years are set forth in the following table:

	As of December 31,
	2010	2011	2012
Numbers of employees by geographic location
Israel	181	121	34
Elsewhere	20	28	4
Total workforce	201	149	38
Numbers of employees by category of activity
MIS, finance and administration	22	19	12
Research and development	122	90	14
Manufacturing, testing and quality assurance	15	11	7
Sales and marketing (including employed agents)	42	29	5
Total workforce	201	149	38

Our number of employees decreased by 52 between December 31, 2010 and December 31, 2011. This decrease was mainly due to the headcount reduction undertaken in the second quarter of 2011.

Our number of employees decreased by 111 between December 31, 2011 and December 31, 2012. This decrease was mainly due to the multiple headcount reductions effected over the course of 2012.

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

E.             SHARE OWNERSHIP

As of March 31, 2012, Mr. Izhak Tamir beneficially owned aggregate of 4,850,409 ordinary shares, representing 15.6% of our outstanding ordinary shares, consisting of 4,747,409 ordinary shares, 25,000 ordinary shares issuable upon the exercise of warrants at an exercise price of $5.66 per share, 78,000 ordinary shares issuable upon the exercise of warrants at an exercise price of $3.50 per share.

As of , March 31, 2013, Mr. Eric Paneth beneficially owned 1,407,378 ordinary shares, or 4.5% of our ordinary shares, consisting of 1,322,628 ordinary shares, 18,750 ordinary shares issuable upon the exercise of warrants at an exercise price of $5.66 per share and 66,000 ordinary shares issuable upon the exercise of warrants at an exercise price of $3.50 per share.

Except for Messrs. Paneth and Tamir, none of our executive officers or directors beneficially owns 1% or more of our outstanding ordinary shares.

As of April 10, 2013, options to purchase a total of 9,953,421 ordinary shares (including options whose vesting is subject to our meeting specified performance goals) were outstanding under our share incentive plan, of which options to purchase a total of 4,574,021 ordinary shares were held by our directors and officers (10 persons) as a group. Our share incentive plan is administered by the board of directors, which is empowered, subject to applicable law, to determine the optionees, dates of grant and the exercise price of options. Unless otherwise decided by our board of directors, options granted under the share incentive plan are non-assignable except by the laws of descent. The outstanding options are exercisable at purchase prices which range from 0.01 to 11.46 per share. Option awards generally vest over periods of between three to seven years and generally have a contractual term of from seven to eleven years.

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

The foregoing options granted to each of Mr. Tamir and Mr. Paneth, if vested and exercised in full, would constitute an aggregate of approximately 0.2% of our ordinary shares per year, or an aggregate of 1.2% of our outstanding ordinary shares for all of his five option tranches. These percentages are based on the number of ordinary shares outstanding on March 31, 2013, after giving effect to the exercise of such person’s options. No options vested under these grants in 2009, 2010, 2011 or 2012.

Under U.S. GAAP, until such time as the performance conditions are assumed to be satisfied, the ordinary shares underlying such options are not treated as being outstanding for purposes of computing our fully diluted earnings per share.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           MAJOR SHAREHOLDERS

To our knowledge, (A) we are not directly or indirectly owned or controlled (i) by another corporatin or (ii) by any foreign government, (B) there are no arrangements, the operation of which may at a subsequent date result in a change in control of Orckit and (C) there were no beneficial owners of 5% or more of our ordinary shares as of April 25, 2013, other than Mr. Izhak Tamir, whose holdings are described above in Item 6E.

The following table sets forth, as of March 31, 2013, the number of our ordinary shares, which constitute our only voting securities, beneficially owned by (i) all shareholders known to us to own more than 5% of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group. The voting rights of all shareholders are the same. Beneficial ownership is determined in accordance with the rules of the SEC based on voting and investment power with respect to such ordinary shares. Ordinary shares issuable pursuant to options, warrants or convertible notes that are currently exercisable or exercisable or convertible within 60 days of March 31, 2013 are deemed to be outstanding and to be beneficially owned by the person holding such options, warrants or notes for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder or is based on the most recent Schedule 13D or 13G filed with the SEC and, unless otherwise indicated, we believe that persons named in the table have sole voting and sole investment power with respect to all the Ordinary Shares shown as beneficially owned, subject to community property laws, where applicable. As of March 31, 2013, 31,060,682 of our ordinary shares were outstanding.

Identity of Person or Group	Number of Ordinary Shares		Percent Beneficially Owned
Izhak Tamir	4,850,409	(1)	15.6%
All directors and executive officers as a group (10 persons)	6,257,817	(2)	17.5%

(1)
Includes (i) 4,747,409 ordinary shares, (ii) 25,000 ordinary shares issuable upon the exercise of warrants at an exercise price of $5.66 per share and (iv) 78,000 ordinary shares issuable upon the exercise of warrants at an exercise price of $3.50 per share.

(2)
Includes 4,761,771 ordinary shares issuable upon the exercise of options, warrants and convertible notes held by our directors and executive officers that are currently vested or vest within 60 days following March 31, 2013.

As of March 1, 2010, Messrs. Paneth and Tamir each beneficially owned 1,679,267 ordinary shares, or 9.8% of our outstanding ordinary shares. The changes in their respective holdings reflected above were caused by the following events: (i) the purchase in May 2010 by Mr. Tamir of 100,000 units and by Mr. Paneth of 75,000 units on the same terms as our April 2010 registered direct offering, with each unit consisting of one ordinary share, a primary warrant to purchase 0.25 of one ordinary share at an exercise price of $5.66 per share and a contingent warrant to purchase 0.25 of one ordinary share at an exercise price of $11.32 per share; (ii) the purchase in March 2011 by Mr. Tamir of 130,000 units and by Mr. Paneth of 110,000 units on the same terms as our December 2010 public offering, with each unit consisting of one ordinary share and a warrant to purchase 0.60 of one ordinary share at an exercise price of $3.50 per share; (iii) the purchase in June 2011 by Mr. Tamir of NIS 6,731,000 principal amount of our Series B notes (approximately $1.99 million based on the U.S. Dollar/NIS exchange rate at that time) and by Mr. Paneth of NIS 546,000 principal amount of our Series B notes (approximately $160,000 based on the U.S. Dollar/NIS exchange rate at that time), on the same terms as our public offering of these notes in Israel; (iv) the termination in December 2011 of the variable forward sale contract with Credit Suisse Capital LLC entered into in March 2006 between each of Mr. Tamir and Mr. Paneth with respect to 420,000 ordinary shares each; (v) the expiration on June 23, 2012 of options held by each of Mr. Tamir and Mr. Paneth to purchase 420,000 ordinary shares at an exercise price of $27.14 per share; and (vi) the conversion on July 16, 2012 of the Series B notes referenced in clause (iii) above into 3,678,142 ordinary shares by Mr. Tamir and 298,361 ordinary by Mr. Paneth, at a conversion price of NIS 1.83 per share (approximately $0.47 based on the U.S. Dollar/NIS exchange rate at that time). As of March 31, 2013, Mr. Paneth beneficially owned less than 5% of our outstanding ordinary shares.

As of May 1, 2012, Catalyst Private Equity Partners (Israel) II, LP and affiliated funds beneficially owned 1,370,625 of our ordinary shares, or 5.8% of our outstanding shares.  Catalyst's holdings included 401,454 ordinary shares issuable upon the exercise of warrants at an exercise price of $3.50 per share and 372,400 ordinary shares issuable upon the conversion of Series B notes at a conversion price of NIS 10.00 per share (prior to the Arrangement). On March 14, 2013, Catalyst filed a Schedule 13G reporting beneficial ownership of only 401,454 ordinary shares represented by such warrants, or 1.3% of our outstanding shares.

As of April 22, 2013, there were 28 holders of record of our ordinary shares in the United States who collectively held approximately 67.3% of our outstanding ordinary shares.  The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

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

In June 2011, we issued Series B convertible notes due December 31, 2017 in a public offering in Israel in the aggregate principal amount NIS 30,779,000 (approximately $9.0 million based on the U.S. Dollar/NIS exchange rate at that time) at a price of NIS 940 per unit (each unit comprised of NIS 1,000 principal amount of Series B Notes). The Series B notes bear interest at the rate of 8% per year, are not linked to the Israeli CPI and are convertible into our ordinary shares at the election of the holder thereof at the price of NIS 10.00 per share (approximately $2.95 based on the U.S. Dollar/NIS exchange rate at June 12, 2011). Mr. Tamir purchased NIS 6,731,000 principal amount of our Series B notes (approximately $1.99 million based on the U.S. Dollar/NIS exchange rate at that time) and Mr. Paneth purchased NIS 546,000 principal amount of our Series B Notes (approximately $160,000 based on the U.S. Dollar/NIS exchange rate at that time) In addition, Catalyst Private Equity Partners (Israeli) II, LP and affiliated funds purchased an aggregate of NIS 3,724,000 principal amount of our Series B Notes (approximately $1.1 million based on the U.S. Dollar/NIS exchange rate at that time). The purchases by each of Messrs. Tamir and Paneth and by the Catalyst funds were made on the same terms and conditions as those of all the other individual investors and institutional investors, respectively, in the public offering in Israel.  Mr. Yair Shamir, one of our outside directors at the time, serves as the Chairman of the management company of the Catalyst funds. Because of potential conflicts of interest that may arise as a result of Mr. Shamir’s role at Catalyst and the investments by the Catalyst funds in us and his role as one of our outside directors, Mr. Shamir resigned from our board of directors in June 2011. The participation in the offering by Messrs. Tamir and Paneth and by the Catalyst funds was approved by our audit committee and board of directors.  In July 2012, each of Mr. Tamir and Mr. Paneth converted all of his Series B notes into 3,678,142 and 298,361 ordinary shares, respectively, pursuant to the terms of the Arrangement.

In June 2012, pursuant to the terms of the Arrangement, each of Mr. Tamir and Mr. Paneth provided an unsecured loan to us in the amount of $200,000. The loans do not bear interest, unless otherwise approved by our audit committee and board of directors. The loans are subordinated to all of our obligations pursuant to the Series A notes and Series B notes and may be repaid only after the note holders have been fully repaid.  The loans will convert into ordinary shares upon the closing of an equity financing in which Mr. Tamir and Mr. Paneth have undertaken to invest $1.0 million each. For more information, see Item 10.C of this Annual Report under "Arrangement with Note Holders—Terms of the Arrangement—Additional Provisions".

We believe that any transactions involving affiliated parties were on terms no less favorable to us than could be obtained with non-affiliated parties.

C.            INTERESTS OF EXPERTS AND COUNSEL

Not applicable

ITEM 8.  FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings

We are not currently a party to any material pending legal proceedings, nor is any of our property the subject of any material pending legal proceeding. However, in March 2013, 3M Services informed us that one of its customers to whom we sold products that later became the subject of a recall is preparing to file a lawsuit against 3M Services, for damages of approximately $1.3 million, in connection with products supplied by us. 3M Services informed us, in turn, that it reserves its right to sue us in connection with this matter.

Dividend Policy

For a discussion of our dividend policy, please see “Item 5.B – Operating and Financial Review and Prospects – Liquidity and Capital Resources – Dividend Policy.”

Significant Changes

No significant change has occurred since December 31, 2012, except as otherwise disclosed in this Annual Report.

ITEM 9.  THE OFFER AND LISTING

A.           OFFER AND LISTING DETAILS

Our ordinary shares are quoted on the OTCQB under the symbol “ORCT” and the TASE.

On January 3, 2012, we received a notification from the NASDAQ Listing Qualifications Staff indicating that our ordinary shares will be delisted from the NASDAQ Global Market because we did not satisfy the minimum $10 million shareholders’ equity requirement for continued listing on that market, unless we requested a hearing before a Nasdaq Listing Qualifications Panel. On March 28, 2012, we received a notification from the Panel that it has granted our request for continued listing, as well as our request that our shares be transferred to the NASDAQ Capital Market.  The minimum shareholders' equity requirement of the NASDAQ Capital Market is $2.5 million.  The Panel conditioned our continued listing on the NASDAQ Capital Market on our satisfying this requirement by June 27, 2012 and demonstrating to the Panel our ability to maintain compliance through 2012. On May 10, 2012, we received a notice from the Nasdaq Listing Council that it would review the decision of the Nasdaq Listing Qualifications Panel. On June 20, 2012, we were notified by the NASDAQ Stock Market that trading in the our securities would be suspended on NASDAQ effective with the open of trading on June 22, 2012. On June 22, 2012, our ordinary shares started trading on the OTCQB. The OTCQB is an interdealer quotation system for broker-dealers to trade unlisted securities. On December 7, 2012 the NASDAQ filed a notification of the removal of our shares from being listed.  We continue to be subject to the U.S. securities laws and the regulations of the U.S. Securities and Exchange Commission.

On January 21, 2013, we received a notice from the TASE that our shareholders' equity as of September 30, 2012, which was a deficit of $8.2 million, failed to meet the minimum requirement under the TASE Bylaws, which is NIS 2.0 million (approximately $500,000 based on the U.S. Dollar/NIS exchange rate at that time).  We have until June 30, 2013 to satisfy the TASE's minimum shareholders' equity requirement.  In the event that we fail to do so, the TASE will consider transferring our ordinary shares to the maintenance list. Trading on the maintenance list is more limited than on the main list of the TASE.

The following table sets forth, for the periods indicated, the high and low sale prices of our ordinary shares as reported on the NASDAQ Global Market through March 29, 2012, on the NASDAQ Capital Market from March 30, 2012 through June 21, 2012 and on the OTCQB since June 22, 2012.

	Price Per Share
	High	Low
Calendar Year
2012	$0.86	$0.11
2011	$3.35	$0.84
2010	$5.81	$2.18
2009	$4.39	$1.77
2008	$9.34	$1.90
Calendar Period	Price Per Share
2013	High	Low
First Quarter	$0.51	$0.15
Second Quarter (through April 12, 2013)	$0.26	$0.18
2012	High	Low
First Quarter	$0.86	$0.38
Second Quarter	$0.65	$0.15
Third Quarter	$0.25	$0.15
Fourth Quarter	$0.27	$0.11

2011
First Quarter	$3.20	$2.55
Second Quarter	$3.35	$2.01
Third Quarter	$2.46	$1.14
Fourth Quarter	$1.51	$0.84
Calendar Month	Price Per Share
	High	Low
2013
April (through April 12, 2013)	$0.26	$0.18
March	$0.31	$0.18
February	$0.29	$0.20
January	$0.51	$0.15
2012
December	$0.20	$0.11
November	$0.25	$0.15
October	$0.27	$0.17

The following table sets forth, for the periods indicated, the high and low sale prices of our ordinary shares as reported on the Tel-Aviv Stock Exchange.

Calendar Year	Price Per Share
	High	Low
2012	$0.90	$0.13
2011	$3.25	$0.82
2010	$5.79	$2.29
2009	$4.45	$1.90
2008	$9.23	$2.10
Calendar Period	Price Per Share
	High	Low
2013
First Quarter	$0.48	$0.13
Second Quarter (through April 21, 2013)	$0.22	$0.19
2012
First Quarter	$0.90	$0.41
Second Quarter	$0.51	$0.21
Third Quarter	$0.25	$0.16
Fourth Quarter	$0.25	$0.13
2011
First Quarter	$3.21	$2.52
Second Quarter	$3.25	$1.98
Third Quarter	$2.41	$1.16
Fourth Quarter	$1.55	$0.82

Calendar Month	Price Per Share
	High	Low
2013
April (through April 21, 2013)	$0.22	$0.19
March	$0.32	$0.20
February	$0.28	$0.21
January	$0.48	$0.13
2012
December	$0.19	$0.13
November	$0.22	$0.18
October	$0.25	$0.19

The share prices as presented above in U.S. dollars were originally denominated in NIS and were converted to U.S. dollars using the representative exchange rate between the US dollar and the NIS published by the Bank of Israel for each applicable day in the presented period.

B.            PLAN OF DISTRIBUTION

Not applicable

C.            MARKETS

Our ordinary shares are quoted on the OTCQB under the symbol ORCT.  Our ordinary shares are also quoted on the TASE. See Item 9A of this Annual Report.

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

Approval of Certain Transactions

A recent amendment to the Companies Law imposes new approval requirements for the compensation of office holders. Every public company must adopt a compensation policy, recommended by the compensation committee and approved by the board of directors and the shareholders, in that order, no later than September 2013. The shareholder approval requires a majority of the votes cast by shareholders, excluding any controlling shareholder and those who have a personal interest in the matter (similar to the threshold described in the next paragraph below). In general, all office holders’ terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability – must comply with the company's compensation policy. In addition, the compensation terms of directors, the chief executive officer, and any employee or service provider who is considered a controlling shareholder must be approved separately by the compensation committee, the board of directors and the shareholders of the company (by the same majority noted above), in that order. The compensation terms of other officers require the approval of the compensation committee and the board of directors. In addition, under the Companies Law and our articles of association, other types of transactions with our officers or directors or a transaction with another person in which such officer or director has a personal interest must be approved by our board of directors, and if such transaction is considered an extraordinary transaction (as defined below), the transaction must be approved by the audit committee and the board of directors.

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

Arrangement with Note Holders

Background

As of December 31, 2011, we had outstanding NIS-denominated Series A convertible notes in the aggregate principal amount of approximately $28 million (including approximately $6.8 million aggregate principal amount of Series A notes that were purchased in the open market by one of our subsidiaries in 2009), which bear interest at the rate of 6% per year and are linked to the Israeli consumer price index ("CPI"). The Series A notes are due in March 2017, but were subject to the right of each holder to request early repayment of all or part of the principal amount of the notes held by it on March 14, 2012, with a penalty of approximately 3% of the indexed principal amount (equal to the last payable interest coupon preceding the early repayment request).

As of December 31, 2011, we also had outstanding NIS-denominated Series B convertible notes in the aggregate principal amount of approximately $8 million, which bear interest at the rate of 8% per year and are not linked to the Israeli CPI.  The Series B notes are due in December 2017 and were not originally entitled to early redemption.

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

At the Extraordinary Meeting of Shareholders held on April 19, 2012 (adjourned from its original date of April 15, 2012), our shareholders approved the Arrangement by the requisite majority and approved an increase in our authorized share capital from 95,000,000 ordinary shares to 170,000,000 ordinary, effective upon the effective date of the Arrangement.

On May 10, 2012, we held a joint meeting of our Series A note holders and Series B note holders to approve the Arrangement, and voting by written ballot was open until May 13, 2012.  The holders of the Series A and Series B notes unanimously and duly approved the Arrangement and the amended trust agreement related thereto.

On May 14, 2012, we filed a petition with the Court requesting its final approval of the Arrangement, subject to the satisfaction of all closing conditions. On June 19, 2012, we received the final approval of the District Court of Tel Aviv to the Arrangement, following the approval of the Tel Aviv Stock Exchange and the Israel Securities Authority.

On July 2, 2012, we consummated the Arrangement with the holders of our Series A notes and Series B notes.

Terms of the Arrangement

The main provisions of the Arrangement are summarized below.

Early Redemption of Notes

Under the Arrangement, we have paid an aggregate of approximately $11.6 million to our note holders, as set forth below:

In August 2012, we repaid NIS 29,662,842 (approximately $7.4 million) aggregate principal amount of the Series A notes and NIS 2,117,181 (approximately $0.5 million) aggregate principal amount of the Series B notes. In October 2012, we repaid NIS 7,535,235 (approximately $1.9 million) aggregate principal amount of the Series A notes and NIS 1,398,724 (approximately $0.4 million) aggregate principal amount of the Series B notes. In April 2013, we repaid NIS 4,310,968 (approximately $1.2 million) aggregate principal amount of the Series A notes and NIS 559,730 (approximately $0.2 million) aggregate principal amount of the Series B notes.

The remaining balance is as follows ($ in millions):

Payment Date	Series A Notes	Series B Notes
July 2014	11.9	0.2
December 2017	-	4.2

Conversion of Notes into Ordinary Shares

Pursuant to the terms of the Arrangement, the conversion price of the Series A notes was reduced from NIS 63.00 (approximately $16.88 as of December 31, 2012) per share to NIS 1.37 (approximately $0.37) per share during the period from July 3, 2012 to July 22, 2012. Thereafter, the conversion price of the Series A notes increased to NIS 7.61 (approximately $2.04) per share. The conversion price of the Series B notes was reduced from NIS 10.00 (approximately $2.68) per share to NIS 7.61 (approximately $2.04) per share during the period from July 3, 2012 to July 12, 2012. Thereafter, the conversion price of the Series B notes was further reduced to NIS 1.83 (approximately $0.49) per share until August 6, 2012. Thereafter, the conversion price of the Series B notes returned to NIS 7.61 per share.

Between July 3, 2012 and August 6, 2012, an aggregate of NIS 3,260,125 (approximately $816,000) principal amount of Series A notes was converted into 2,379,653 ordinary shares, and an aggregate of NIS 10,720,285 (approximately $2,685,000) principal amount of Series B notes was converted into 5,858,079 ordinary shares. The above-mentioned conversions of Series B notes include the conversion of NIS 6,731,000 (approximately $1,686,000) aggregate principal amount of Series B notes held by Mr. Izhak Tamir and NIS 546,000 (approximately $137,000) aggregate principal amount of Series B notes held by Mr. Eric Paneth, which were all the notes held by them.

The foregoing does not include NIS 26,000,000 (approximately $7.2 million based on the U.S. Dollar/NIS exchange rate at April 10, 2013) aggregate principal amount of Series A notes that were purchased in the open market by one of our subsidiaries in 2009, which are now secured by a lien in favor of the trustee of Series A notes. Since our balance sheet is consolidated with that of our subsidiaries, these notes are not included among our consolidated liabilities. Our subsidiary does not plan to convert the notes into ordinary shares and is prohibited under the terms of the Arrangement from selling them or from requesting the early redemption thereof.

Forced Conversion

Pursuant to the Arrangement, we have the right to force the conversion of the Series A notes and the Series B notes at the price of $1.95 per share if the prevailing market price of our ordinary shares is at least $3.00 per share. Prevailing market price is the price on the Tel Aviv Stock Exchange for any 20 trading days within a period of 30 consecutive trading days.

Additional Provisions

The Arrangement also included the following material provisions:

Until January 1, 2014, we are not be permitted, directly or indirectly, to repurchase any Series A notes or Series B notes, unless the price per NIS 1.00 principal amount of the notes is not more than NIS 0.60.

We were required to use our best efforts to raise an aggregate amount of $10 million of equity by September 30, 2012. Despite making such efforts, we were unable to raise any equity by that date.

Each of Mr. Tamir and Mr. Paneth undertook to invest in our equity financings that take place by April 2, 2013 at least 10% of each such financing, up to an aggregate amount of $1.0 million each, if the aggregate amount raised from other investors in such offerings is not less than $7.0 million.

 Messrs. Tamir and Paneth each provided a subordinated loan to us in the amount of $200,000, which would be converted into ordinary shares in an equity offering as part of the satisfaction of their commitments described in the immediately preceding paragraph.

The monthly salary of each of Mr. Tamir and Mr. Paneth was reduced by 33% for the period between January 1, 2012 and October 2, 2013.  In October 2012, Mr. Paneth resigned from his position as our Chief Executive Officer and began serving as our Chairman of the Board for no compensation.

We are permitted to incur debt that is senior to the notes, subject to the following principle conditions: (i) the amount of our senior debt outstanding may not exceed $5 million; (ii) senior debt may be incurred no earlier than August 1, 2012 and only after we have used our best efforts to effect an equity financing; and (iii) we must ensure that our early redemption payments to our Series A note holders and Series B note holders due on October 2, 2012 in accordance with the Arrangement will be timely made. We have already satisfied the second and third conditions.

We are not permitted to distribute dividends or to engage in transactions with controlling shareholders (if any), in each case until the fourth early redemption payment date of July 1, 2014.

We were required to reimburse the representatives of the Series A note holders and the representatives of the Series B note holders for the expenses incurred by them in connection with the  Arrangement.

The note holders, Orckit and our office holders waived any claims against each other related to the period ending on the effective date of the Arrangement.   The parties to the waiver also agreed that no claim or demand would be made against us or our officers and directors in connection with the Arrangement or the approval thereof.

Conditions Precedent

The Arrangement was subject to the satisfaction of the following material conditions by million. At the time, these notes had an aggregate principal amount of $6.3 million, which has increased since then due to increases in the CPI and the exchange rate.

Most of the dollar amounts set forth in this Item 10.C are denominated in NIS in the relevant documents. The U.S. dollar amounts set forth above have been translated for convenience according to an exchange rate which was the representative rate of exchange published by the Bank of Israel at the applicable date.

Patent and Financing Transactions

On March 12, 2013, we entered into a Strategic Investment Agreement with Networks3, Inc., a non-practicing entity controlled by Hudson Bay Capital. Pursuant to the agreement, Networks3 will pay us $8 million upon closing, of which $5 million is for the purchase of our patent portfolio, $2.5 million is for the purchase of 4,747,409 of our newly issued ordinary shares at the price of $0.52 per share (constituting approximately 13.3% of our outstanding share capital after giving effect to the issuance thereof), and $0.5 million is for the purchase of an unsecured subordinated note in the principal amount of $0.5 million. The note will bear interest at the applicable federal rate (approximately 1% per year), will mature on the third anniversary of the closing and will be guaranteed by Corrigent.  Of such proceeds, $5 million is designated to repay our Senior A notes and Senior B notes, and $3 million is required to be used to finance our ongoing activities.

In addition, we will be issued common stock of Networks3 constituting 10% of its outstanding capital stock (after giving effect to the issuance thereof) and will have the right to receive a percentage of the profits of Networks3, if any, generated in the future by payments from third parties for past and future use of patents in the patent portfolio.  Our participation percentage will start at 25% of aggregate profits in excess of $7.5 million and will decrease in steps down to 5% of profits in excess of $250 million.

The closing of the Strategic Investment Agreement is conditioned upon various conditions, including the approval of the Israeli Office of the Chief Scientist of the sale of the patent portfolio on terms acceptable to Networks3 in its sole discretion, the retirement of our Senior A notes and Senior B notes, and our having at least $1.0 million in cash on the closing date and no debt (other than certain existing debt). The retirement of the notes will require a court approved arrangement with the note holders under Section 350 of the Israeli Companies Law. There is no assurance that the transactions contemplated by this agreement will be consummated.

On March 12, 2013, we also entered into a Note Purchase Agreement with two funds managed by Hudson Bay Capital to issue and sell to them senior secured notes in the aggregate principal amount of $5 million.  This transaction was consummated on March 18, 2013. The notes bear interest at the rate of 1.5% per year until July 30, 2013 and 15% per year thereafter. The notes will mature on the earlier of May 31, 2014 and the closing of the transactions contemplated by the aforementioned Strategic Investment Agreement. We have the right to redeem the notes at any time, in whole or in part. If an event of default occurs and the notes are redeemed after July 1, 2013, by either by the holders thereof or by us, or if a bankruptcy event or a change of control of Orckit occurs at any time, we would be required to pay an additional 20% of the outstanding principal amount plus all the interest that would have accrued under the notes until the scheduled maturity date. The notes are secured by a first priority lien on the patent portfolio of Orckit and Orckit-Corrigent and are guaranteed by Orckit-Corrigent.

The Strategic Investment Agreement, the Note Purchase Agreement and the material exhibits thereto are filed as exhibits to this annual report. The foregoing summary does not purport to be comprehensive and is qualified in its entirety by reference to such agreements.

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

Treatment of Distributions

For U.S. federal income tax purposes, the amount of any distribution with respect to our ordinary shares will equal the amount of cash distributed, the fair market value of any property distributed and the amount of any Israeli taxes withheld on such distribution as described below under “Israeli Tax Considerations -- Tax on Dividends.” Other than distributions in liquidation or in redemption of our ordinary shares that are treated as exchanges, a distribution with respect to our ordinary shares to a U.S. Holder generally will be treated as a dividend to the extent the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of any distribution that exceeds these earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis in his, her or its ordinary shares (but not below zero), and then generally as capital gain from a deemed sale or exchange of such ordinary shares. Corporate U.S. Holders generally will not be allowed a deduction under Section 243 of the Code for dividends received on our ordinary shares and thus will be subject to tax at the rate applicable to their taxable income. Currently, a noncorporate U.S. Holder’s “qualified dividend income” generally is subject to tax at a rate of 15% or 20% depending on the shareholders' income. For this purpose, “qualified dividend income” generally includes dividends paid by a foreign corporation if, among other things, the noncorporate U.S. Holder meets certain minimum holding period requirements and either (a) the stock of such corporation is readily tradable on an established securities market in the U.S. or (b) such corporation is eligible for the benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The U.S. Secretary of the Treasury has indicated that the income tax treaty between the U.S. and Israel is satisfactory for this purpose. Dividends paid by us will not qualify for the current 15% or 20% U.S. federal income tax rate, however, if we are treated, for the tax year in which the dividends are paid or the preceding tax year, as a “passive foreign investment company” for U.S. federal income tax purposes. See the discussion below under the heading “Passive Foreign Investment Company Status.”

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

Based on the approach to valuation of a public company's assets set forth in the legislative history of the 1997 Act, we believe, based on the composition of our gross income, the composition and value of our gross assets and the amount of our liabilities, that we would be deemed to have been a PFIC during each of 2002, 2003, 2004, 2007, 2008 and 2009, but not during each of 2005, 2006, 2010, 2011 or 2012. There can be no assurance that we will not be deemed a PFIC in any future tax year.

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

Corporate Tax Structure

Generally, Israeli companies are subject to corporate tax on their taxable income at the rate of 24% for the 2011 tax year and 25% for the 2012 tax year.  Following an amendment to the Israeli Income Tax Ordinance, or the Tax Ordinance, which came into effect on January 1, 2012, the corporate tax rate will remain at the rate of 25% for future tax years. Israeli companies are generally subject to capital gains tax at the corporate tax rate.  However, the effective tax rate payable by a company that derives income from an Approved, Benefitted or Preferred Enterprise program may be considerably less, as further discussed below.

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

The amendment generally abolishes the previous tax benefit routes that were afforded under the Investments Law, specifically the tax-exemption periods previously allowed, and introduces new tax benefits for industrial enterprises meeting the criteria of the law, which include the following:

•
A reduced corporate tax rate for industrial enterprises, provided that more than 25% of their annual income is derived from export, which will apply to the enterprise’s entire preferred income so that in the tax years 2011-2012 the reduced tax rate was 10% for preferred income derived from industrial facilities located in development area A and 15% for those located elsewhere in Israel, in the tax years 2013-2014 the reduced tax rate will be 7% for development area A and 12.5% for the rest of Israel, and in the tax year 2015 and onwards the reduced tax rate will be 6% for development area A and 12% for the rest of Israel.

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

Captured Earnings - Amendment of the Investments Law - 2012

As explained above, under the Approved and Benefited Enterprise regimes, a company that pays a dividend out of income derived during the tax exemption period, referred to as Captured Earnings, will be subject to corporate tax in respect of the amount distributed at the rate which would have been applicable had the company not been exempt from tax under the aforementioned regimes.

On November 12, 2012, an amendment to the Investments Law was published which provided, under certain circumstances, reduced corporate tax rates applicable for Captured Earnings accumulated until December 31, 2011, which are distributed. The reduced corporate tax rates are determined in accordance with the amount of Captured Earnings which is distributed. In addition, the dividend recipient is taxed at the reduced rate of 15% under the aforementioned regimes.

Unless extended, the above amendment, which was published as a temporary provision, will apply to companies that elect to distribute Captured Earnings no later than the lapse of one year from the date of publication of the amendment.

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

As of January 1, 2013, shareholders that are individuals who have taxable income that exceeds NIS 800,000 (equivalent to approximately $215,000 on that date) in a tax year (linked to the consumer price index), will be subject to an additional tax, referred to as High Income Tax, at the rate of 2% on their taxable income for such tax year in excess of such amount. For this purpose, taxable income includes taxable capital gains from the sale of our shares and taxable income from dividend distributions.

The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003.  However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on the Tel Aviv Stock Exchange or a recognized stock market outside of Israel, such as NASDAQ, provided that such capital gains are not derived from a permanent establishment in Israel and that such shareholders did not acquire their shares prior to the issuer’s initial public offering (in which case a partial exemption may be available). However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of 25% or more in such non-Israeli corporation, or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

Tax on Dividends

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel.  These sources of income include passive income such as dividends.  On distributions of dividends other than bonus shares or stock dividends, the income tax rate is 25%, or 30% for a shareholder that is considered a significant shareholder at any time during the 12-month period preceding such distribution, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence and a special certificate from the Israeli Tax Authority is provided.  If the income out of which the dividend is being paid is attributable to an Approved Enterprise (or Benefited Enterprise or Preferred Enterprise), the rate is generally 15%.  Under the U.S.-Israel Tax Treaty, if the income out of which the dividend is being paid is not attributable to an Approved Enterprise (or Benefited Enterprise or Preferred Enterprise) and if not more than 25% of our gross income consists of interest or dividends, then income tax with respect to shareholders that are U.S. corporations holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year, is required to be withheld at the rate of 12.5%.

For information with respect to the applicability of High Income Tax on dividends, see "Capital Gains Tax" above.

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

We also file annual, quarterly and immediate reports and other information in Hebrew with the Israeli Securities Authority through its fair disclosure electronic system called MAGNA. You may review these filings on the website of the MAGNA system operated by the Israeli Securities Authority at www.magna.isa.gov.il or on the website of the TASE at www.tase.co.il.

I.              SUBSIDIARY INFORMATION

Not applicable

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

General

We are exposed to market risk, including movements in interest rates and foreign currency exchange rates.  Our primary market risk exposure occurs because we generate part of our revenues in Dollar, Yen and Euros, but incur a majority of our salaries and related expenses and part of our other expenses in NIS. Our Series A notes and Series B notes are denominated in NIS. As of December 31, 2012, we had debt in NIS under our Series A notes and Series B notes equal to $15.8 million and we had no investments denominated in NIS. This may change in the future.

From time to time, in management’s discretion, we may engage in hedging or other transactions intended to manage risks relating to foreign currency exchange rates. As of April 10, 2013, we were not involved in any hedging transactions.  We may in the future undertake hedging or other similar transactions or invest in market risk sensitive instruments when our management determines that it is necessary to offset these risks.

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

The table below presents our balance sheet exposure as of December 31, 2012 at fair value related to market risk sensitive instruments, mainly short term receivables, cash, cash equivalents and payables in currencies other than U.S. dollars. Substantially all of such balance is in the currencies set forth in the table below. The information is presented in U.S. dollars (in millions), which is our reporting currency (liabilities are presented in brackets).

Please see also the explanatory notes below the table.

New Israeli Shekels	European Euro	Total
(14.6)	1.0	(13.6)

Explanatory notes:

1)           Total balance sheet exposure relating to market risk sensitive instruments is the sum of the absolute figures (excess of liabilities over assets in the amount of $13.6 million). A devaluation of 10% of the U.S. dollar compared to the NIS would cause a decrease in expenses of approximately $1.46 million. A devaluation of 10% of the U.S. dollar compared to the Euro would cause an increase in expenses of approximately $100,000.

2)           The data presented in the table reflects the exposure after taking into account the effect of the “natural” hedging.

Interest Rate Risk Management

As of December 31, 2012, we had $3,227 million of cash and cash equivalents.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2012. The evaluation was performed with the participation of our senior management and under the supervision and with the participation of our chief executive officer and chief financial officer. Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2012.

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

Our management (with the participation of our chief executive officer and chief financial officer) conducted an evaluation, pursuant to Rule 13a-15(c) under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of our internal control over financial reporting based on the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of this evaluation, management assessed the effectiveness of our internal control over financial reporting as at December 31, 2012 and concluded that our internal control over financial reporting was effective as of December 31, 2012.

Attestation Report of the Registered Public Accounting Firm

Not applicable.

Changes in Internal Control Over Financial Reporting

As part of our cost reduction plan in 2012, Mr. Izhak Tamir, our President at the time and presently our Chief Executive Officer, assumed the responsibilities of Chief Financial Officer, as well, and we adapted our internal control over financial reporting accordingly.  There were no other changes in our internal control over financial reporting that occurred during 2012 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C.  Principal Accountant Fees and Services

At our annual general meeting held in February 18, 2013, our shareholders re-appointed Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, to serve as our independent auditors. These accountants billed the following fees to us for professional services in each of the last two fiscal years:

	Year Ended December 31,
	2012	2011

Audit Fees	$105,000	$134,000
Audit-Related Fees	15,000	19,000
Tax Fees	30,000	42,000
All Other Fees
Total	$150,000	$195,000

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

Our audit committee pre-approves all services that may be performed by our independent accountants, and the maximum pre-approved fees that may be paid as compensation for such services.  Any proposed services exceeding the maximum pre-approved fees require specific approval by the audit committee.

None of the fees paid by us to our independent auditors during 2012 were for services approved pursuant to Rule 2-01(c)(7)(i)(C) of Regulation S-X

The audit committee may delegate its pre-approval authority to one or more of its members, subject to ratification by the entire audit committee.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.   CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS

See Item 18.

ITEM 18.  FINANCIAL STATEMENTS

The information required by this item is set forth in our current report on Form 6-K filed with the SEC on March 21, 2013, and is incorporated by reference herein.

ITEM 19.EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit No.	Exhibit
†1.1	Memorandum of Association, as amended.
1.2	Ninth Amended and Restated Articles of Association.
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

4.4	Standby Equity Purchase Agreement dated August 3, 2010, between YA Global Master SPV Ltd. and Communications Ltd. (incorporated by reference to our Report on Form 6-K filed on August 4, 2010).
4.5	Form of Warrant to Purchase Ordinary Shares, issued on April 1, 2010 (incorporated by reference to our Report on Form 6-K filed on March 29, 2010).
4.6	Form of Contingent Warrant to Purchase Ordinary Shares, issued on April 1, 2010 (incorporated by reference to our Report on Form 6-K filed on March 29, 2010).
4.7	Placement Agency Agreement, dated March 26, 2010, by and between Orckit and Roth Capital Partners, LLC. (incorporated by reference to our Report on Form 6-K filed on March 29, 2010).
4.8	Form of Subscription Agreement for Affiliated Investors (incorporated by reference to our Report on Form 6-K filed on March 29, 2010).
4.9
Underwriting Agreement, dated November 30, 2010, by and between Orckit and Cowen and Company, LLC, as representative for the several underwriters. (incorporated by reference to our Report on Form 6-K filed on November 30, 2010).

4.10	Form of Subscription Agreement for founders (incorporated by reference to our Report on Form 6-K filed on November 30, 2010).

4.11	Form of Warrant to Purchase Ordinary Shares, issued on December 3, 2010 (incorporated by reference to our Report on Form 6-K filed on November 30, 2010).
†4.12
English summary of undertakings of Izhak Tamir toward the trustees of Orckit's note holders re: undertakings required by Arrangement, dated February 20, 2012 (incorporated by reference to Exhibit 4.16 of our Annual Report on Form 20-F for the fiscal year ended December 31, 2011).

†4.13
English summary of undertakings of Eric Paneth toward the trustees of Orckit's note holders re: undertakings required by Arrangement, dated February 20, 2012 (incorporated by reference to Exhibit 4.17 of our Annual Report on Form 20-F for the fiscal year ended December 31, 2011).

4.14	Loan Agreement between Orckit and Izhak Tamir, dated March 29, 2012 (incorporated by reference to Exhibit 4.18 of our Annual Report on Form 20-F for the fiscal year ended December 31, 2011).
4.15	Loan Agreement between Orckit and Eric Paneth, dated March 29, 2012 (incorporated by reference to Exhibit 4.19 of our Annual Report on Form 20-F for the fiscal year ended December 31, 2011).
†4.16
English summary of the terms and conditions of Series A convertible notes, as amended pursuant to the Arrangement on July 2, 2102 (incorporated by reference to Exhibit 4.20 of our Annual Report on Form 20-F for the fiscal year ended December 31, 2011).

†4.17
English summary of the terms and conditions of Series B convertible notes, as amended pursuant to the Arrangement on July 2, 2012 (incorporated by reference to Exhibit 4.21 of our Annual Report on Form 20-F for the fiscal year ended December 31, 2011).

4.18	Strategic Investment Agreement, dated as of March 12, 2013, between Orckit and Networks3, Inc. (incorporated by reference to our Report on Form 6-K/A filed on March 13, 2013).
4.19	Form of Subordinated Promissory Note (incorporated by reference to our Report on Form 6-K/A filed on March 13, 2013).
4.20	Form of Guaranty by Corrigent of Subordinated Promissory Note (incorporated by reference to our Report on Form 6-K/A filed on March 13, 2013).
4.21	Form of Investors' Rights Agreement among Networks3 and the shareholders named therein (incorporated by reference to our Report on Form 6-K/A filed on March 13, 2013).
4.22	Note Purchase Agreement, dated as of March of 12, 2013, among Orckit and the Buyers named therein (incorporated by reference to our Report on Form 6-K/A filed on March 13, 2013).
4.23	Form of Senior Secured Promissory Note (incorporated by reference to our Report on Form 6-K/A filed on March 13, 2013).
4.24	Form of Pledge and Security Agreement among Orckit, Corrigent and the Collateral Agent (incorporated by reference to our Report on Form 6-K/A filed on March 13, 2013).
4.25	Form of Guaranty by Corrigent of Senior Secured Promissory Note (incorporated by reference to our Report on Form 6-K/A filed on March 13, 2013).
8.1	Subsidiaries of Orckit Communications Ltd.
12.1*	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act
13.1*	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act
15.1
Audited Consolidated Financial Statements as of December 31, 2011 and 2012 and for the years ended December 31, 2010, 2011 and 2012 (incorporated by reference to our Report on Form 6-K filed on March 21, 2013)

101.1**
Interactive Data Files (in XBRL format) of the following materials from our Annual Report on Form 20-F for the year ended December 31, 2012: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, and (iii) Consolidated Statements of Changes in Equity (Capital Deficiency), (iv) Consolidated Statements of Cash Flows and (v) Notes to Financial Statements

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
Name: Izhak Tamir
Title: Chief Executive Officer
Date: April 29, 2013

EXHIBIT INDEX

1.1†         Memorandum of Association, as amended

1.2           Ninth Amended and Restated Articles of Association

8.1           Subsidiaries of Orckit Communications Ltd.

12.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act

13.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act

101*
Interactive Data Files (in XBRL format) of the following materials from our Annual Report on Form 20-F for the year ended December 31, 2012: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, and (iii) Consolidated Statements of Changes in Equity (Capital Deficiency), (iv) Consolidated Statements of Cash Flows and (v) Notes to Financial Statements

 [†         Translated in full or summary version; the original language version is on file with Orckit Communications Ltd. and is available upon request.]

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