Form 20-F
period 2013-12-31
ORCKIT COMMUNICATIONS LTD
filed 2014-04-30
CIK 1021620

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20–F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

As of December 31, 2013, the Registrant had outstanding 31,095,335 Ordinary Shares, no par value.

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

PART I

ITEM 1.                      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2.                      OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3.                      KEY INFORMATION

A.             SELECTED FINANCIAL DATA

The following selected consolidated financial data as of December 31, 2012 and 2013 and for each of the years ended December 31, 2011, 2012 and 2013 are derived from our audited consolidated financial statements included in this Annual Report, which have been prepared in accordance with generally accepted accounting principles in the United States. The selected consolidated financial data as of December 31, 2009, 2010 and 2011 and for each of the years ended December 31, 2009 and 2010 are derived from our audited consolidated financial statements not included in this Annual Report. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this Annual Report.

	2009	2010	2011	2012	2013
Statement of Operations Data:	(in thousands, except per share data)
Revenues	$12,727	$14,631	$15,585	$11,193	$8,176
Cost of revenues	8,244	9,340	8,646	4,069	4,715
Gross profit	4,483	5,291	6,939	7,124	3,461
Research and development expenses	15,330	16,667	13,118	8,212	2,346
Less grants	1,722	2,569	3,209	2,689	173
Research and development expenses, net	13,608	14,098	9,909	5,523	2,173
Selling, general and administrative expenses	15,677	16,498	13,419	8,908	4,338
Operating loss	(24,802)	(25,305)	(16,389)	(7,307)	(3,050)
Financial expenses, net	362	1,642	4,991	1,473	2,307
Gain from early extinguishment of notes	2,985	-	-	-	-
Income (expenses) from adjustments related to convertible notes	(883)	(28)	3,622	1,867	(528)
Other income (expenses)	-	1,624	369	446	(69)
Net loss	(23,062)	(25,351)	(17,389)	(6,467)	(5,954)
Net loss per share – basic	$(1.40)	$(1.33)	$(0.77)	$(0.24)	$(0.19)
Net loss per share – diluted	$(1.40)	$(1.33)	$(0.84)	$(0.27)	$(0.19)
Weighted average number of ordinary shares outstanding-basic	16,483	19,024	22,689	26,477	31,068
Weighted average number of ordinary shares outstanding- diluted	16,483	19,024	24,484	29,830	31,068

	2009	2010	2011	2012	2013
Balance Sheet Data:	(in thousands)
Cash, cash equivalents, bank deposits, marketable and other securities and long-term investments	$47,343	$35,546	$23,188	$3,227	$1,958
Working capital/( Working capital deficit) (1)	22,931	20,602	211	3,753	(13,048)
Total assets	56,357	53,257	40,322	15,499	9,032
Convertible subordinated notes, Series A and Series B	21,996	24,938	29,071	13,493	13,576
Share capital, additional paid-in capital and warrants (2)	337,774	356,373	358,134	360,534	360,892
Shareholders’ equity (capital deficiency)	17,464	11,252	(4,115)	(8,387)	(13,983)

(1)	Total current assets net of total current liabilities

(2)	Net of treasury shares

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

Risks Relating to Our Business and Industry

We have a significant amount of debt that matures in 2014, and there is substantial doubt as to our ability to continue as a going concern.

We provided by/ (used) cash in our operating activities in the amount of ($16.5) million in 2011, ($7.8) million in 2012 and $0.28 million in 2013. As of December 31, 2013, the total amount of our cash and cash equivalents amounted to approximately $2.0 million (including $0.1 million of restricted cash) and we had a capital deficiency in the amount of $14.0 million.

As of December 31, 2013, we had outstanding Series A notes and Series B notes in the aggregate principal amounts of approximately $10.4 million and $4.6 million, respectively.

We are required to pay our note holders approximately $10.6 million in July 2014 and approximately $4.4 million in December 2017 (not including interest and CPI adjustments).  These facts raise substantial doubt as to our ability to continue as a going concern, and our audited financial statements for the year ended December 31, 2013 include an explanatory paragraph to this effect by our independent registered public accounting firm.

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

The amount of debt we have incurred could adversely affect us in a number of ways, including by:

•	deterring customers and potential customers from doing business with us;

•	limiting our ability to obtain financing;

•	requiring us to apply all or a substantial portion of our cash towards payments on our debt, instead of using those funds for other purposes, such as working capital or capital expenditures;

•	leading our suppliers to require advance payments, thereby harming our cash flows; and

•	forcing us to issue equity securities to our creditors in the context of an arrangement or resulting in our liquidation, in which case our currently outstanding ordinary shares will have no value.

We are negotiating a creditor arrangement that involves the cancellation of all our currently outstanding ordinary shares and the issuance to our main creditors of ordinary shares constituting 100% of our outstanding share capital following the issuance.  If we do not succeed in consummating an arrangement, we will probably enter liquidation proceedings. In either case, our currently outstanding ordinary shares will have no value.

On March 5, 2014, we reached an agreement in principle with the representatives of the holders of our Series A notes and Series B notes with respect to a proposed arrangement under Section 350 of the Israeli Companies Law, 5759-1999 (the "Companies Law"), and on April 13, 2014, the Tel Aviv District Court approved our request to allow us to convene meetings of our shareholders and significant creditors to approve the proposed arrangement. Set forth below are the highlights of the proposed arrangement:

•	all of our currently outstanding ordinary shares, including the shares of our Chief Executive Officer, Mr. Izhak Tamir, and our Chairman of the Board, Mr. Eric Paneth, would be cancelled;

•
90% of the debt represented by our Series A notes and Series B notes, less our current cash balance in excess of $1.0 million, would be exchanged for a new series of non-convertible, non-assignable notes in the principal amount thereof (the “Series C Notes”).

•	the remaining balance of the debt represented by our Series A notes and Series B notes would be canceled in exchange for 100% of our newly issued ordinary shares;

•	additional ordinary shares may be issued to certain other creditors in connection with the restructuring of their debt;

•
Mr. Tamir would continue to serve as the our Chief Executive Officer for at least three months following the consummation of the arrangement and would assist us as requested for at least an additional 24 months in the area of customer support and for an unlimited period in the area of litigation and patent monetization;

•	we and our existing directors and officers would be granted waivers from claims that would be contingent upon the fulfillment by Mr. Tamir of aforementioned undertakings; and

•	our directors would be replaced with directors designated by the note holders.

For additional information about the proposed arrangement, see Item 10.C "Material Contracts—Proposed Creditor Arrangement". If the proposed arrangement is consummated on the foregoing terms, our currently outstanding ordinary shares including the shares of our CEO Mr. Izhak Tamir and our Chairman of the Board Mr. Eric Paneth will be cancelled and will have no value. There can be no assurance that an arrangement will ultimately be approved and implemented on the foregoing terms or otherwise. Under applicable law, an arrangement requires various approvals, including our significant creditors, our shareholders, the Tel Aviv District Court and the Tel Aviv Stock Exchange. If an arrangement is not consummated, we will probably enter liquidation proceedings.  In that case, as well, our ordinary shares will have no value.

We need additional financing to operate our business and repay our debt.

We need to raise additional capital to operate our business and repay our debt. The substantial cash required to fund our operating activities and repay our outstanding notes could impede our ability to operate successfully and to invest in our business. We have not generated cash during any of the years in the period from 2007 through 2013. We need to raise equity or debt, commercialize our intellectual property, or do a combination of these transactions. The high amount of our debt, even after the implementation of the 2012 Arrangement, has discouraged prospective investors from investing in our equity. We may not be able to obtain additional financing on acceptable terms or at all. This would inhibit our ability to operate our business. Our financial condition has already forced us to significantly curtail our operations in the past few years. If we are unable to obtain adequate funds on reasonable terms, we may be required to further curtail operations significantly or obtain funds by entering into financing agreements on unattractive terms, which could adversely affect our results of operations and our ability to operate. If we issue ordinary shares to new investors, especially given the low prevailing market prices of our ordinary shares, our shareholders will be significantly diluted.

We have a history of substantial losses. We may experience additional losses in the future.

We have incurred significant research and development expenses addressing the development of the metro CM-100 and CM-4000 products, both telecommunication equipment products addressing high transmission of data for the metropolitan area. We incurred operating losses of approximately $34 million in 2008, $25 million in 2009, $25 million in 2010, $16 million in 2011, $7 million in 2012 and $3 million in 2013. We also incurred significant net losses in each of those years. We cannot be sure that we will be able to become profitable.

We have recently made significant reductions in our personnel in order to preserve our cash.  This prevents us from being awarded contracts with new customers and could harm our ability to awarded new orders and support existing customers, as well.

In 2011 and in multiple stages in 2012 and 2013, in order to reduce our cash expenditures, we decreased our expenses, mainly by reducing our headcount, in all areas, including research and development, sales and marketing and customer support. We have also reduced our administrative headcount, thereby increasing the administrative responsibilities of the remaining employees. As of April 30, 2014, we have only seven employees. There is no assurance that the reduction in these expenses will improve our results of operations. The reduction in these expenses means that we no longer have the capacity to conduct research and development, attract new customers and satisfy our existing customers. If we fail to satisfy our customers, we could face legal claims for breach of our maintenance and support obligations.

Recent and future economic conditions, may adversely affect our business.

The current economic and credit environment is having a negative impact on business around the world.  The impact of these conditions on the technology industry and our major current and potential customers has been severe.

Conditions may continue to be depressed or may be subject to further deterioration which could lead to a further reduction in consumer and customer spending overall, which could have an adverse impact on sales of our products.  A disruption in the ability of our current customers to access liquidity could cause serious disruptions or an overall deterioration of their businesses which could lead to a significant reduction in their orders of our products, the inability or failure on their part to meet their payment obligations to us and the cancellation or reduction of future projects, any of which could have a material adverse effect on our results of operations and liquidity.  In addition, any disruption in the ability of customers to access liquidity could lead customers to request longer payment terms from us or long-term financing of their purchases from us.  If we are unable to grant extended payment terms when requested by customers, our sales could decrease.  Granting extended payment terms or a significant adverse change in a customer’s financial and/or credit position would have an immediate negative effect on our cash balances, and could require us to assume greater credit risk relating to that customer’s receivables or limit our ability to collect receivables related to purchases by that customer. As a result, we may have to defer recognition of revenues, our reserves for doubtful accounts and write-offs of accounts receivable may increase and our losses may increase.

We depend on sales to a limited number of significant customers. The loss of a significant customer, or a decrease in purchases by a significant customer, could have a material adverse effect on our results of operations.

Our revenues from 2004 through 2007 were dependent on sales of one product line, the CM-100, to KDDI, a Japanese telecommunication carrier, which has remained a significant customer.  Approximately 16.6% of our revenues in 2011, 25.3% of our revenues in 2012 and 17% in 2013 were derived from sales of CM-100 metro products and services to KDDI. KDDI purchased the CM-100 for initial coverage deployment in its metropolitan area network and began significant deployment in late 2004, continuing through 2005. KDDI’s deployments of the CM-100 decreased in 2006 through 2011. Deployments and revenues from KDDI for 2014 will be insignificant. In 2007, we introduced the CM-4000, a metro product with additional features and capabilities. KDDI has not made and is not expected to make purchases of this product. In 2012, KDDI decided not to award a large upgrade project to us due to our weak financial condition. Moreover, as part of our cost-cutting program in 2012, after KDDI and its distributor did not agree to our request to increase their maintenance payments to us, we terminated the employment of most of the employees who were experts in the CM-100, closed our office in Japan and stopped issuing invoices for support services to the distributor. This resulted in a significant reduction in our overall maintenance revenues and could harm our ability to generate additional sales from KDDI. We do not know for how long a period of time KDDI will continue to purchase the CM-100 from us, nor do we have any control or influence over the purchasing decisions of KDDI, including the quantities and timing of purchases by KDDI.

In 2008, our products were selected by Media Broadcast GmbH as a network infrastructure building block for network solutions deployed by Deutsche Telekom’s wholesale business unit, and leased to a leading cable operator in Germany. Media Broadcast, which was a subsidiary of Deutsche Telekom, began purchasing and deploying our products in 2008, becoming our second largest customer in 2008. Approximately 44.1% of our revenues in 2008 were derived from sales of metro products to Media Broadcast. Sales to Media Broadcast decreased significantly thereafter and constituted 2.6% of our revenues in 2011, 3.1% of our revenues in 2012 and 6% in 2013. We do not know for how long a period of time Media Broadcast will continue to purchase products from us nor do we have any control or influence over the purchasing decisions of Media Broadcast, including the quantities and timing of its purchases.

 In 2009, our CM-4000 products were selected by Bharat Sanchar Nigam Limited (BSNL) in India as part of a nationwide, next generation broadband, triple play network based on gigabit passive optical network (GPON) and carrier Ethernet technologies. In 2010, after receipt of a required approval from TSEC in India, a condition for making sales to BSNL, we started to recognize revenues from sales to BSNL through two OEM channels. We recognized approximately $2.6 million of revenues in 2011, which represented 16.8% of our revenues in 2011, approximately $0.2 million of revenues in 2012, which represented 1.2% of our revenues in 2012, and no revenues in 2013. We had expected to receive a follow-on order from BSNL in an amount of 381 million Indian Rupees equal to approximately $7 million in the third quarter of 2011 through ITI Ltd., a local OEM channel. Since then, we believed on several occasions that we were on the verge of receiving this order, only to be frustrated by new obstacles.  As a result, we wrote off approximately $$0.8 million and $2.3 million of inventory in our 2012 and 2013 financial statements, respectively.

In June 2009, our CM-4000 was selected by Mexico’s redIT (formerly MetroNet) as their main network infrastructure building block. The CM-4000 was selected to replace redIT’s existing carrier Ethernet switches that were at the end of their life and could not be purchased any longer. Interoperability between our CM-4000 and their existing equipment was a requirement that enabled redIT to continue delivery of Carrier Ethernet services to leading carriers in Mexico over a multi-vendor network until the expected transition to a full CM-4000 network is completed. Deliveries of our CM-4000 in Mexico started at the end of 2008.  Sales to redIT increased significantly thereafter and constituted 6.7% of our revenues in 2011, 13.4% of our revenues in 2012 and 28% of our revenues in 2013. We cannot be sure that this customer will continue to purchase our products to the same extent, if at all. Our agreement with RedIT provides for payments in multiple installments by RedIT over a period of 36 months after the delivery of our products.  Given our financial and business condition, we may not be able to provide support services to the customer's satisfaction, creating a risk that we will be unable to collect these long-term payments.

In late 2009, a leading Scandinavian telecommunication service provider selected our CM-4000 product to enable services migration and expansion for residential, enterprise and mobile subscribers with shipments beginning in late 2009. Sales to this customer represented 23.1% of our revenues in 2011, 10.2% of our revenues in 2012 and 12% of our revenues in 2013. We cannot be sure that this customer will continue to purchase our products.

We have a business collaboration arrangement with 3M Services to distribute our CM-4000 packet transport gears, which led to the selection of our CM-4000 product by several customers, most of which are regional operators in Germany. Sales to 3M accounted for18.6% of our revenues in 2011, 25.6% of our revenues in 2012 and 17% of our revenues in 2013.

For the past several years, we have depended on sales of our CM product lines to a limited number of customers for the substantial majority of our revenues. This dependence will continue in 2014 and beyond. Following the significant reductions in our headcount and budget in 2012, since the end of 2012 we do not have sufficient resources to develop new features required by our customers and prospective customers. At that time, we abandoned our efforts to win Tier 1 customers and we stopped development of Layer-3 functionality. We have since effected additional headcount reductions and, as of April 30, 2014, we have only seven employees, none of whom are research and development, marketing or customer support personnel.  As a result, we have abandoned our efforts to win any new customers and we no longer engage in development or marketing activities.  Instead, we focus on retaining our existing customers by providing them with limited technical support, including by way of outsourcing, even where we are obliged to provide broader support.

There is no assurance that our customers will continue to purchase our products or that they will not choose another vendor. The loss of 3M or redIT as a customer or the loss or a significant decrease in revenues from 3M or redIT would have a material adverse effect on our results of operations unless we are able to generate significant additional revenues from other customers.

The purchasing patterns in the markets we address will likely result in our revenues being highly volatile.

Sales of our product lines are dependent on the capital equipment expenditure budgets of telecommunication carriers for metro network equipment. The purchasing patterns of telecommunication carriers for this type of expansion project are subject to high volatility. Uncertainty with respect to consumer spending as a result of weak economic conditions could cause our customers to delay the placing of orders and slow the pace of reorders. We have experienced a concentrated and inconsistent pattern of purchasing by KDDI, Media Broadcast, BSNL, redIT and by the customers of 3M.

Our revenues historically have depended upon our ability to meet the requirements by our customers and potential customers to develop new products and features. We currently do not have sufficient resources to develop new products, features or solutions.

In order to win new orders from our current customers, we were required from time to time to develop new product features. These development projects required us to expend significant time and resources. Following the significant reductions in our headcount and budget in 2012 and 2013, we do not have any resources to develop new features required by our customers. This reduces our ability to preserve our existing customers. We have completely abandoned the efforts to win new customers.

We currently lack sufficient resources to develop new products and product enhancements.

The market for our products is characterized by:

•	rapid technological change;

•	frequent product introductions and enhancements;

•	evolving industry standards;

•	changes in end-user requirements; and

•	changes in services offered by telecommunication companies.

Technologies or standards applicable to our products could become obsolete or fail to gain widespread, commercial acceptance, resulting in losses and inventory write-offs. Rapid technological change and evolving technological standards are resulting in relatively short life cycles for our products. Short life cycles for our products could cause decreases in product prices at the end of the product life cycle, inventory write-offs and a lower rate of return on our research and development expenditures. Due to our financial condition, we do not expect to be able to respond to technological changes or new product introductions by others or to try to develop or market new products.

The market for our telecommunication products is intensely competitive. Because substantially all of our competitors have much greater resources than we have, it may be difficult for us to effect commercial sales or to achieve operating profitability.

The market for our products is intensely competitive, and we expect competition to increase in the future. Many of our current and potential competitors are large and established companies and have better name recognition and greater financial, technical, manufacturing, marketing and personnel resources than we. Consolidation has increased the size and scope of a number of our competitors. Any of these competitive factors could make it more difficult for us to retain customers, cause us to lower our prices in order to compete and reduce our market share and revenues, any of which could have a material adverse effect on our financial condition and results of operations. The expansion of research and design facilities in China and India, where engineering costs are significantly lower compared to the United States, Western Europe or Israel, has increased and could further increase competition and price pressure for our products. In addition, manufacturers of telecommunication equipment in China are attempting to leverage their success in supplying telecommunication equipment to local carriers in Asia and market and sell their products outside China.

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

Telecommunication regulatory policies affecting the availability of telephone companies’ services, and other terms on which telephone companies conduct their business, may impede the market penetration of our metro products. For example, our CM-100 and CM-4000 product lines address high bandwidth packets, and are dependent on new service offerings, such as video services, which require regulatory approvals for introduction by telecommunication carriers, including for the scope of content, service packages and tariffs.  Telecommunication companies in markets in other countries in which we may attempt to sell our products are also subject to evolving governmental regulation or state monopolies.  Changes in laws or regulations in Latin America, Germany, the rest of Europe, Japan, India or elsewhere could materially adversely affect our ability, and the ability of our customers, to deploy our products.

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

We could incur substantial costs if customers assert warranty claims or request product recalls, especially after our cost-cutting measures in 2012 and 2013.

Any significant product returns or claims under our warranty or post-contract hardware and software support services, or PCS, could have a material adverse effect on our business and results of operations. We offer complex products that have in the past and may in the future contain errors, defects or failures when introduced or as new versions are released. If we deliver products with defects, errors or bugs or if we undergo a product recall as a result of errors or failures, market acceptance of our products could be lost or delayed and we could be the subject of substantial negative publicity. This could have a material adverse effect on our business and results of operations. We commenced commercial sales of our metro product in 2004. While to date we have not incurred warranty expenses that exceeded our estimates, we could incur a higher level of warranty expense claims at any time compared to our prior experience. We have agreed to indemnify our customers in some circumstances against liability from defects in the products sold by us and expect to continue to provide a similar indemnity in connection with future sales. In some cases, our indemnity also covers indirect damages. Product liability claims could seriously harm our business, financial condition and results of operations. In addition, in certain circumstances, a deterioration of our financial condition could give rise to warranty claims or rights to terminate agreements and return our equipment, which would further harm our financial condition. This risk is more acute after the elimination of our customer support and R&D personnel as part of our cost-cutting measures in 2012 and 2013. In fact, during the first quarter of 2013, we commenced a global product recall of 250 units of one our products that was marketed in 2012. The process has been completed.  In 2013, one of the customers of 3M Services to whom we sold products that later became the subject of such recall threatened to sue 3M Services, for damages of approximately $1.3 million, in connection with products supplied by us, 3M Services informed us that it reserved its right to sue us, in turn, in connection with this matter. This matter has been settled.

We are subject to international business risks.

We sell our CM-4000 products internationally, in Japan, Korea, India and other countries in Asia, Latin America and Europe. Our international sales and operations are subject to numerous risks inherent in international business activities, including:

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

These factors, as well as different technical standards or product requirements for our systems in different markets, may limit our ability to operate effectively in foreign markets.

We depend on a limited number of key personnel who would be difficult to replace.  If we lose the service of any of these individuals, our business could be harmed.

As of April 30, 2014, we have only seven employees, each one of them is important to our operation.  In particular, our operation largely depends on the managerial skills and long-standing relationships of Izhak Tamir, our Chief Executive Officer. If he is unable or unwilling to continue as an officer or consultant, our business could be harmed and our results of operations could be materially and adversely affected.

Unauthorized use of our proprietary technology by third parties may impair our ability to compete effectively.

We may not be able to prevent the misappropriation of our technology, and our competitors may independently develop technologies that are substantially equivalent or superior to ours.  We have filed U.S. and international patent applications covering certain of our technologies. To protect our proprietary know-how, we rely on patent protection, technical leadership, trade secrets and confidentiality and non-disclosure agreements. These measures may not adequately protect our technology and it may be possible for a third party to copy or otherwise obtain and use our technology without our authorization or to develop similar technology.

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

We operate in a number of territories and typically our prices are sometimes determined in local currencies of the countries in which we operate. The main currencies of the countries in which we operate are the U.S. dollar, Japanese Yen (“Yen”), NIS and Euro. A major part of our expenses are denominated in U.S. dollars and in NIS. In particular, we are obligated to pay interest on, and to repay the principal of, our convertible notes in NIS. The majority of our salaries are also paid in NIS.  We currently do not use hedge instruments.

We are likely to face risks from fluctuations in the value of the Yen, NIS and the Euro compared to the U.S. dollar, our functional currency in our financial statements. Since our sales prices to KDDI are determined in Yen, based on currency exchange rates that prevailed in prior years, an increase in the value of the U.S. dollar against the Yen would cause us to recognize lower dollar revenues and gross profit in our financial statements. In 2011, the value of the U.S dollar slightly decreased against the Yen. In 2012 and 2013, the value of the U.S dollar slightly increased against the Yen.

Since some of our sales prices in Europe are linked to the Euro, an increase in the value of the U.S. dollar against the Euro would cause us to recognize lower dollar revenues and gross profit in our financial statements. In 2011 through 2013, the value of the U.S. dollar slightly increased against the Euro. Since our salary and other expenses are denominated in NIS, a decrease in the value of the U.S. dollar against the NIS would cause us to recognize higher dollar expenses in our financial statements. In 2011, the value of the U.S. dollar decreased against the NIS. In 2012 and 2013, the value of the U.S. dollar increased against the NIS.

We are subject to taxation in several countries.

Because we have operated in several countries, mainly in Israel, Japan, Germany, Korea, India, Mexico and a country in Scandinavia, we are subject to taxation in multiple jurisdictions. We are required to report to and are subject to local tax authorities in Israel, the United States, Japan, Korea and India and cannot be sure of the amount of taxes we may become obligated to pay in these countries. In addition, our income that is derived from sales and support to customers in one country might also be subject to taxation in other countries.  The tax authorities in the countries in which we operate may not agree with our tax position. Our tax benefits from carry forward losses and other tax planning benefits such as Israeli Approved Enterprise programs, may prove to be insufficient due to Israeli tax limitations, or may prove to be insufficient to offset tax liabilities from foreign tax authorities. Foreign tax authorities may also use our gross profit or our revenues in each territory as the basis for determining our income tax, and our operating expenses might not be considered for related tax calculations. This could adversely affect our results of operations.

Risks Relating to Our Operations in Israel

Potential political, economic or military instability in Israel may adversely affect our results of operations.

Our principal offices and many of our subcontractor and suppliers are located in Israel. Accordingly, political, economic and military conditions in Israel affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, Hamas (an Islamist militia and political group in the Gaza Strip) and Hezbollah (an Islamist militia and political group in Lebanon).  Recent political uprisings, social unrest and violence in various countries in the Middle East and North Africa, including Israel’s neighbors Egypt and Syria, are affecting the political stability of those countries. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons.  Iran is also believed to have a strong influence with the Syrian government, Hamas and Hezbollah. This situation may potentially escalate in the future to violent events which may affect Israel and us.

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

We could be exposed to risk if the rate of inflation in Israel exceeds the rate of devaluation of the NIS in relation to the Yen, U.S. dollar, Euro, and other currencies of other foreign countries in which we operate, or if the timing of such devaluation lags behind inflation in Israel. In that event, the cost in U.S. dollars of our operations in Israel would increase and our U.S. dollar-measured results of operations would be adversely affected. For example, in 2013, the value of the U.S. dollar decreased in relation to the NIS by 7%, while inflation in 2013 increased by 1.8%. In 2012, the value of the U.S. dollar decreased in relation to the NIS by 2.3%, while inflation in 2012 increased by 1.6%. As a result, our salary expenses, which are primarily linked to the NIS, increased in U.S. dollar terms. In 2011, the value of the U.S. dollar increased in relation to the NIS by 7.7%, while inflation in 2011 increased by 2.2%. Our issuance in March 2007 and June 2011 of convertible notes that are denominated in NIS has made us more sensitive to increases in the value of the NIS relative to the U.S. dollar. In 2012 and 2013, the value of the U.S. dollar decreased in relation to the NIS, and the Israeli CPI increased, which caused us to record significant financial expenses in relation to the Series A notes and Series B notes. Due to these fluctuations, we may record higher or lower expenses in our financial statements.

Our past participation in government grant programs restricts our ability to freely transfer manufacturing rights and technology out of Israel, which limits our ability to commercialize our intellectual property

In the past, we relied on grants from the Israeli government and other institutions for the financing of a portion of our product development expenditures.

Generally, according to Israeli law, any products developed with grants from the Office of the Chief Scientist, or OCS, are required to be manufactured in Israel, unless we obtain prior approval of a governmental committee. As a condition to obtaining this approval, we may be required to pay the OCS up to 300% of the grants we received and to repay these grants at an accelerated rate, depending on the portion of manufacturing performed outside Israel. We have obtained an approval from the OCS to manufacture part of our products outside Israel. We intend to keep sufficient manufacturing activities in Israel so that we will be subject to a repayment percentage of up to 150% of the grants we received. In addition, we are prohibited from transferring to third parties the technology, patents and knowhow developed with these grants without the prior approval of a governmental committee. If such approval is given, we may be required to pay the OCS all or significant portion of the proceeds from transferring to third parties the technology, patents or knowhow developed with these grants. Based on a request from the OCS, we reported and made certain payments related to our manufacturing activities outside of Israel. The OCS may also dispute our reports related to our manufacturing activities outside of Israel. If we are required to pay the OCS more than what we provided for in our financial statements, it could adversely affect our results of operations. As of December 31, 2013, our total contingent royalties to the OCS is approximately $21.3 million.  The position of the OCS is that we would be required to pay at least this amount if we were to transfer our technology, patents or knowhow outside Israel. If the OCS does not modify this position, we may be unable to successfully monetize our patents.

In addition, the OCS has claimed that we are required to repay grants in the amount of $0.75 million related to a research and development project that was cancelled.

In addition, in April 2014, we received a claim from the OCS to repay grants related to 2012 in an amount of $1.2 million.

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

For more information about Approved Enterprises, see “Item 5.B - Liquidity and Capital Resources – Effective Corporate Tax Rates in Israel,” and “Item 10.E – Taxation – Israeli Tax Considerations – Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959” in this Annual Report, and Note 8a to the financial statements for the year ended December 31, 2013, included in this Annual Report.

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

Risks Relating to the Ownership of our Ordinary Shares

We need to effect an arrangement with our main creditors, inlcuding the holders of our Series A notes and Series B notes.  If such an arrangement is effected, our currently outstanding ordinary shares are expected to to be canceled under the terms of the proposed arrangement.

According to the terms of the arrangement proposed by us, our Series A notes and the Series B notes would be extinguished in exchange for a new series of notes and ordinary shares, and our currently outstanding ordinary shares will be canceled, including the shares held by our Mr. Tamir and Mr. Paneth. Accordingly, such an arrangement would result in rendering worthless the holdings of our current shareholders.

The ordinary shares that may be issued to our creditors in such an arrangement will be freely tradable, and the holders thereof may promptly try to sell such shares in the public markets. There is no assurance that there will be sufficient liquidity to enable such sales.  Such sales, and the potential for such sales, could cause the market price of our ordinary shares to decline significantly. They also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

The trading market for our ordinary shares has low liquidity, which could make it difficult for our shareholders to sell their shares at desired prices and amounts.

Our ordinary shares currently are quoted on the OTCQB, an inter-dealer quotation service operated by OTC Markets Group for companies that are current in their SEC reporting obligations. There are no financial or qualitative standards to be traded on this platform. In Israel, our ordinary shares are traded on the maintenance list.   We do not meet the listing conditions of the NASDAQ Stock Market or the TASE. The market for shares quoted on the OTCQB is typically less liquid than that for shares listed on the NASDAQ Stock Market, and trading on the maintenance list is more limited than on the main list of the TASE. This could make it more difficult for our shareholders to sell their shares at desired prices and amounts, which could also adversely affect our ability to raise future capital through the sale of our ordinary shares.

We have recently started filings reports in Israel in accordance with the Israeli securities regulations. These regulations require additional costs and management attention and could result in sanctions.

In addition to the OTCQB, our ordinary shares are listed on the Tel Aviv Stock Exchange, or the TASE. For so long as our ordinary shares were listed on the NASDAQ Stock Market, we filed a copy of each SEC report with the Israel Securities Authority and were not required to file additional reports under the Israeli securities regulations.  However, following our delisting from the NASDAQ Stock Market, we started filing reports pursuant to the Israeli securities regulations.  This entails additional management attention, increased legal and accounting expenses and enhanced exposure to sanctions for possible violations of Israeli securities laws. Among these requirements, is the preparation of our financial statements in accordance with International Financial Reporting Standards, rather than U.S. GAAP, which requires us to retain and pay additional accounting consultants.  This has increased the time and attention required of Izhak Tamir, who serves as both our Chief Executive Officer and Chief Financial Officer, for financial reporting matters.

Holders of our ordinary shares who are U.S. residents face certain income tax risks. In any tax year, we could be deemed a passive foreign investment company, which could result in adverse U.S. federal income tax consequences for U.S. holders of our ordinary shares.

Based on the composition and value of our gross assets during 2007, 2008 and 2009, it is likely that we would be deemed to have been a passive foreign investment company, or PFIC, for U.S. federal income tax purposes during each of such years. For 2006, 2010, 2011, 2012 and 2013, we believe that we would not be deemed to have been a PFIC. There can be no assurance that we will not be deemed a PFIC for any future tax year in which, for example, the value of all our assets, as measured by the public market valuation of our ordinary shares and the amount of our liabilities, declines in relation to the value of our passive assets (such as cash, cash equivalents and marketable securities). If we are a PFIC for any tax year, U.S. holders of our ordinary shares during such year may be subject to increased U.S. federal income tax liabilities and reporting requirements for such year and succeeding years, even if we are no longer a PFIC in such succeeding years.

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

As of December 31, 2013, Izhak Tamir, our Chief Executive Officer, Chief Financial Officer and a member of our Board of Directors, beneficially owned an aggregate of 4,850,409 ordinary shares, representing 15.5% of our outstanding ordinary shares, including 4,747,409 ordinary shares, 25,000 ordinary shares issuable upon the exercise of warrants at an exercise price of $5.66 per share and 78,000 ordinary shares issuable upon the exercise of warrants at an exercise price of $3.50 per share.

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

The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. Between January 1, 2008 through December 31, 2013, our share price has fluctuated from a low of $0.5 to a high of $8.00. The following factors may cause significant fluctuations in the market price of our ordinary shares:

•	fluctuations in our quarterly revenues and earnings or those of our competitors;

•	changes in the conversion prices of our convertible notes, as occurred pursuant to the 2012 Arrangement and as our note holders request from time to time;

•	announcements concerning us, our competitors or telecommunication companies;

•	announcements concerning our customers;

•	announcements of technological innovations;

•	the introduction of new products;

•	changes in product price policies involving us or our competitors;

•	market conditions in the industry;

•	the conditions of the securities markets, particularly in the technology and Israeli sectors; and

•	political, economic and other developments in the State of Israel and worldwide.

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

There may be an adverse effect on the market price of our shares as a result of shares being sold or available for sale in the future. If our shareholders sell substantial amounts of our ordinary shares, including shares issued upon the exercise of outstanding options, warrants or convertible notes, the market price of our ordinary shares may fall. Such sales, and the potential for such sales, could cause the market price of our ordinary shares to decline.  These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

Our ordinary shares are listed for trading in more than one market and this may result in price variations.

Our ordinary shares are listed for trading on OTCQB and the maintenance list of the TASE. Trading in our ordinary shares on these markets is made in different currencies (U.S. dollars on OTCQB and NIS on TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets can often differ, resulting from the factors described above, as well as differences in exchange rates. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

We are subject to ongoing costs and risks associated with complying with extensive corporate governance and disclosure requirements.

As an Israeli company subject to U.S. federal securities laws and Israeli securities laws, we spend a significant amount of management time and resources to comply with laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, SEC regulations, Israeli securities regulations and the Companies Law. Section 404 of the Sarbanes-Oxley Act requires an annual review and evaluation of our internal control over financial reporting of the effectiveness of these controls by our management. There is no guarantee that these efforts will result in management assurance that our internal control over financial reporting is adequate in future periods. In connection with our compliance with Section 404 and the other applicable provisions of the Sarbanes-Oxley Act, our management devotes a substantial amount of time, and we may need to hire additional accounting and financial staff, to assure that we continue to comply with these requirements. We do not have the financial resources to hire such additional personnel.  The management attention and costs relating to compliance with the foregoing requirements could materially and adversely affect our financial results.

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

Major Developments since January 1, 2013

On March 12, 2013, we entered into a Strategic Investment Agreement with Networks3, Inc., a non-practicing entity controlled by Hudson Bay Capital, in order to commercialize our patents and raise equity and debt financing.  On the same date, we entered into a Note Purchase Agreement with Hudson Bay Capital pursuant to which we received a loan of $5,000,000, which was fully repaid on June 30, 2013. See Item 10.C – "Additional Information—Material Contracts—Patent and Financing Transactions".

On June 27, 2013, our note holders approved an arrangement whereby the notes would have been retired in exchange for cash, ordinary shares and certain other consideration.  The closing of the arrangement was subject to the closing of the Strategic Investment Agreement. On July 31, 2013, our shareholders approved the arrangement.

On August 11, 2013, Networks3 notified us of its decision to terminate the Strategic Investment Agreement due to our alleged failure to obtain the approval of the OCS on terms satisfactory to Networks3 of the sale of our patents to Networks3. We rejected such allegation and intend to pursue legal action in accordance with our rights under such agreement. Due to the termination of the Strategic Investment Agreement, the arrangement was aborted.

On August 20, 2013, we reached a non-binding understanding with ECI Telecom Ltd. ("ECI") with respect to the terms of a proposed transaction pursuant to which we would grant an exclusive license to ECI to develop, manufacture and sell products comprising our Packet Transport technology.  It was contemplated that we would receive $4.5 million over a period of approximately four years on the account of royalties payable on the sales arising from said license and in consideration for the sale of inventory and research and development equipment to ECI.  As a condition to the transaction, ECI would hire certain of our present and former employees (including key employees and one officer).

On October 2, 2013, we terminated the employment of 15 employees, most of whom were expected to join ECI upon consummation of the proposed transaction with ECI. On October 31, 2013, we entered a services agreement with ECI pursuant to which we were to provide ECI development services through several employees. On November 5, 2013, our Vice President of Research and Development left our employ and joined ECI.

On January 6, 2014, we announced that a condition to the proposed ECI transaction, pursuant to which certain of our present and former employees (including key employees) would be transferred to ECI, cannot be satisfied. Due to our financial situation and the length of the negotiations, we decided to terminate the negotiations with ECI.

On January 30, 2014, the trustees of our Series A notes and our Series B notes published a proposal for a plan of arrangement under Section 350 of the Companies Law, which was formulated by a joint committee of the representatives of the note holders.  On February 4, 2014, the note holders approved the proposed arrangement, as well as a proposal submitted by Neocorp, a member of the VAR Group, to provide management and operational services to us, including the services of Mr. Yoav Kfir as the active Chairman of our Board.  The note holders also authorized the trustees of the note holders to take actions and proceedings (including legal proceedings) to implement the foregoing decisions.

On February 18, 2014, the trustees filed a petition with the Court for a stay of proceedings and the appointment of Mr. Yoav Kfir as a trustee over the Company. The Court declined to grant such petition. Instead, the Court directed the parties to finalize their negotiations of the terms of an arrangement with the assistance of a mediator.  The Court also issued an order prohibiting the filing of any claims against us until further notice.

On March 5, 2014, we reached an agreement in principle with the representative of the note holders on the issues that were in contention in the proposed arrangement. For more information about the proposed arrangement, see Item 10.C "Additional Information—Material Contracts—Proposed Creditor Arrangement".  On the same date, the Court appointed Mr. Shay Nissan as the expert to opine on the terms of the proposed arrangement in accordance with the Companies Law.

On March 6, 2014, in coordination with the representatives of our note holders and our board of directors, our director Mr. Jed Arkin appointed Mr. Kfir as an alternate director in accordance with the Companies Law and our articles of association.

On April 6, 2014, Mr. Nissan submitted to the Court his opinion regarding the terms of the proposed arrangement.

On April 10, 2014, we filed a request with the Tel Aviv District Court to allow us to convene a meeting of our shareholders and significant creditors to approve the proposed arrangement, which was approved on April 13, 2014.  We have scheduled the creditors' meeting for May 4, 2014 and the shareholders' meeting for May 14, 2014.

Principal Capital Expenditures

Our principal capital expenditures to date have been the purchase of equipment and other software tools used in our business. These purchases totaled $653,000 in 2011. No material purchases were made in 2012 and 2013. We used internal resources to finance these capital expenditures.

B.            BUSINESS OVERVIEW

General

We used to develop and market telecommunication transport equipment capable of supporting the growing capacity demands for Ethernet services and high bandwidth video services, such as high definition television, or HDTV, Internet Protocol television, or IPTV, video on demand, or VoD, and interactive television (together known also as “video services”), 2G, 3G and 4G mobile backhauling, as well as other types of data services and voice services, whether transmitted over wireline or cellular networks, in metropolitan networks. Our customers are telecommunication service providers active in metropolitan areas. Due to our financial condition, we no longer engage in development or marketing activities.  Instead, we focus on retaining our existing customers by providing them with limited technical support.

Our products focus on the needs of metropolitan area networks that primarily address a transmission capacity of 10 or more Gigabits per second, or Gbps.  The majority of metropolitan area networks are currently operating at a transmission capacity of 10 Gbps or below, because they were initially designed to address voice traffic and later upgraded to support high speed Internet service connections. Introduction of mobile broadband technologies such as LTE, and the penetration of content-based services such as IPTV with the transition from Standard Definition (SD) to High Definition (HD) content, together with the migration from linear TV (Broadcast/Multicast) to VoD and growth of Over the Top (OTT) content and file sharing over the Internet, are expected to drive the need for growth in network transmission capacity.

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

In 2009, our CM-4000 products were selected and started to be deployed by BSNL in India as part of a nationwide, next generation broadband, triple play network. In November 2009, a leading Scandinavian telecommunication service provider selected our CM-4000 product to enable services migration and expansion for residential, enterprise and mobile subscribers with shipments beginning in late 2009. Our CM-4000 products were also chosen and deployed by redIT (formerly MetroNet), a Mexican telecommunication service provider, several customers in Germany through 3M Services, as well as by several additional customers.

Following the significant reductions in our headcount and budget in 2012, since the end of 2012 we do not have sufficient resources to develop new features required by our customers and prospective customers. At that time, we abandoned our efforts to win Tier 1 customers and we stopped development of Layer-3 functionality. Due to our financial condition, we have since effected additional headcount reductions and as of April 30, 2014 we have seven employees, none of whom are research and development, marketing or customer support personnel.  Accordingly, we have abandoned our efforts to win any new customers and stopped all development and marketing activities.  Instead, we focus on retaining our existing customers by providing them with limited technical support, including by way of outsourcing, even where we are obliged to provide broader support.

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

A range of new solutions is being developed to address the need of carriers and service providers to be able to support higher levels of data traffic within metropolitan areas, commonly referred to as metro transport. One type of solution, consisting of a router or switch that transports packets of data, focuses on the characteristics of data traffic without supporting the full range of time division multiplexing, or TDM, circuit services that meet the stringent timing requirements needed for some legacy services. In this type of solution, data services and legacy services are transmitted and maintained in different metro networks. Another type of solution, known as packet-optics transport system, or POTS, uses hybrid fabrics to support both types of traffic, while using duplicated hardware and, in many cases, also duplicated fiber infrastructure. A third type of solution, known as packet transport networks, or PTN, attempts to take advantage of the characteristics of data traffic while continuing to support traditional voice traffic over a converged metro network. Our products offer this third type of solution that provides transmission capacities of 10 Gbps and higher, and supports transmission of both packets of data and the full range of traditional circuit-based voice and data services over the same network. Data services supported include the transmission of a range of video services, whether in standard or HDTV mode, as well as over cellular networks. We expect that the metro transport solution for the transmission of traditional voice and increased data traffic will combine the efficient transport of data services based on Ethernet protocol with high reliability voice services based on SONET/SDH protocol.

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

Sales, Marketing and Service

Sales and Marketing. In the past, we marketed our products to telecommunication companies both directly and indirectly through original equipment manufacturers, strategic alliances and agency and distribution arrangements.  Due to our financial and manpower condition, we no longer engage in development or marketing activities.  Instead, we focus on retaining our existing customers by providing them with limited technical support, including by way of outsourcing, even where we are obliged to provide broader support.

As part of our plan to reduce our operational expenditures, we closed our offices around the world and either liquidated or are in the process of liquidating all local companies.

As of December 31, 2013 and March 31, 2014, marketing and sales efforts were conducted by one employee located in Israel.

The following is a summary of revenues by geographic area based on the location of the end users for the last three years:

	Year ended December 31
	2011	2012	2013
	(In thousands)
Japan	$2,694	$3,587	$1,402
Germany	3,308	3,217	1,879
India	2,622	224	-,-
Scandinavia	3,601	1,152	978
Mexico	1,184	1,519	2,419
Other	2,176	1,494	1,498
	$15,585	$11,193	$8,176

The substantial majority of our revenues in 2008 and 2009 were generated from our CM-100 metro product line. The majority of our revenues in 2011, 2012 and 2013 were generated from our CM-4000 metro product line. Our sales to KDDI in Japan accounted for 16.6% of our revenues in 2011, 25.3% of our revenues in 2012 and 17% of our revenues in 2013. Sales to Media Broadcast in Germany accounted for 2.6% of our revenues in 2011, 3.1% of our revenues in 2012 and 6% of our revenues in 2013. Sales to BSNL in India accounted for 16.8% of our revenues in 2011 and 2% of our revenues in 2012. Sales to 3M accounted for 18.6% of our revenues in 2011, 25.6% of our revenues in 2012 and 17% of our revenues in 2013.  Sales to a Scandinavian service provider accounted for 23.1% of our revenues in 2011, 10.3% of our revenues in 2012 and 12% of our revenues in 2013.  Sales to redIT (formerly MetroNet) in Mexico accounted for 6.7% of our revenues in 2011, 13.4% of our revenues in 2012 and 28% of our revenues in 2013.

Services and Support. We are required to provide repair services as part of our warranty services and technical support services for our products. Due to our financial and manpower condition, we provide our existing customers with limited technical support, including by way of outsourcing, even where we are obliged to provide broader support. Where applicable, we expect that our local distributor or reseller will provide the first level of service and support. We used to provide more extensive repair and technical support at our local office in the relevant territory and at our headquarters in Israel.

To date, substantially all of our product sales outside the United States are subject to an initial warranty and support protection period of up to two years. Sales in the United States are subject to an initial warranty and support period of up to five years. Our warranty generally covers defects in materials or workmanship and failure to meet published specifications, but excludes damage caused by improper use and other express or implied warranties. Based on market conditions, we may agree to indemnify our customers in some circumstances against liability from defects in our products or for indirect damages. In the event that there are material deficiencies or defects in the design or manufacture of our products, the affected products could be subject to recall. In such cases, we may be required to repair affected products even if they are no longer under warranty. Our exposure to indirect damages arising from failures covered by our warranty could be significant.

Customers and End-users

To date, our CM-100 products have been commercially deployed by KDDI in Japan, Media Broadcast in Germany and SK Broadband in Korea. Our CM-4000 products have been commercially deployed by BSNL in India and by multiple Tier2 and Tier3 customers around the world, including Mexico, Germany and Scandinavia.

CM-100 customers and end users

Our sales to KDDI in Japan, which began in 2004, were made pursuant to agreements and related terms of sale with OKI, a distributor of telecommunication and enterprise products in Japan. We provided to KDDI a product warranty and post-contract hardware and software support services with respect to products sold. OKI provided on-site product support services and training. In 2012, KDDI decided not to award a large upgrade project to us due to our weak financial condition. Moreover, as part of our cost-cutting program in 2012, after KDDI and OKI did not agree to our request to increase maintenance payments to us, we terminated the employment of most of our employees who were expert in the CM-100, closed our office in Japan and stopped issuing invoices for support services to OKI. This resulted in a significant reduction in our overall maintenance revenues and could harm our ability to generate additional sales from KDDI.

In February 2008, our CM-100 and CM-4000 product lines were selected by Media Broadcast GmbH, or Media Broadcast, as a network infrastructure building block for network solutions deployed by Deutsche Telekom’s wholesale business unit, and leased to a leading cable operator in Germany. Deployments of our CM-100 products in two regions began in 2008 and deliveries were also made, to a lesser extent, in 2009, to a lesser extent in 2010, and to an even lesser extent in 2011.  Further deliveries of our CM-100 products, initial deployment of our CM-4000 products and any expansion of service for Media Broadcast are subject to the cable operator’s decisions. Our sales to Media Broadcast in Germany were made pursuant to a master sales agreement that governs sales to them. We have to provide to Media Broadcast a product warranty and post-contract hardware and software support services with respect to products sold. Media Broadcast provides on-site product support services and training to the end user. The master agreement sets general terms regarding sales that are made to targeted customers. Media Broadcast is not committed to purchase any specific quantity of products.

CM-4000 customers and end users

Since 2008, we have had a business collaboration with 3M Services to distribute our CM-4000 packet transport gears. This strategic alliance led to the selection of our CM-4000 product by a number of customers, most of which are regional operators in Germany. Among our customers from this channel were VSE NET, EnviaTel, HEAG MediaNet and e.discom Telekommunikation GmbH, each of which selected our CM-4000 products for delivery of Ethernet services for business customers. Deployments of our CM-4000 products by some of these customers began in 2011. We are required to provide to 3M Services a product warranty and post-contract hardware and software support services with respect to products sold. 3M Services provides on-site product support services and training to the end user. The master agreement sets general terms regarding sales that are made to targeted customers. 3M Services is not committed to purchase any specific quantity of products.

In June 2009, our CM-4000 was selected by Mexico’s redIT (formerly MetroNet) as their main network infrastructure building block. The CM-4000 was selected to replace redIT’s existing carrier Ethernet switches that were at the end of their life and could not be purchased any longer. Interoperability between our CM-4000 and their existing equipment was a requirement that enabled redIT to continue delivery of Carrier of Carrier Ethernet services to leading carriers in Mexico over a multi-vendor network until the expected transition to a full CM-4140 network is completed. Deliveries of our CM-4000 in Mexico started at the end of 2008 and continued in higher volumes in 2009, 2010 and 2011. Our sales to redIT in Mexico are made directly. We are required to provide to redIT a product warranty and post-contract hardware and software support services with respect to products sold, as well as on-site product support services and training. redIT is not committed to purchase any specific quantity of products. Our agreement with RedIT provides for payments in multiple installments by RedIT that lasts 36 months after the delivery of our products.  Given our financial and business condition, we may not be able to provide support services to the customer's satisfaction, creating a risk that we will be unable to collect these long-term payments.

In September 2009, our CM-4000 was selected by a Scandinavian service provider to replace its TDM legacy network (SDH) with a packet based transport network (PTN). Originally, the CM-4000 was selected to deliver a mix of legacy TDM services and packet based services over a converged packet network. It is now being used primarily for 4G LTE backhauling. Deliveries of our CM-4000 started with low volumes at the end of 2009, and continued with a higher volume in 2010 and 2011 and reduced significantly in 2012. Our sales to this customer are made directly. We provide a product warranty and post-contract hardware and software support services with respect to products sold, as well as on-site product support services and training. This customer is not committed to purchase any specific quantity of products.

In September 2009, our CM-4000 products were selected by BSNL in India as part of a nationwide, next generation broadband, triple play network based on gigabit passive optical network (GPON) and carrier Ethernet technologies. In 2010 we started to recognize revenues from sales to BSNL. Our initial sales to BSNL were made pursuant to an agreement of sale with an OEM distributor of telecommunication equipment in India. In November 2010, we announced the receipt of an additional purchase order and immediate deployment of our CM-4000 products from Alphion Corporation, a distributor in India, for deployment to BSNL through ITI Ltd. Our solutions were deployed as part of a nationwide, next generation broadband, triple play network based on GPON and carrier Ethernet technologies. Through both channels, we provide to BSNL a product warranty and post-contract hardware and software support services with respect to products sold.

Our revenues from RedIT constituted more than 20% of our revenues in 2013.

Manufacturing

Currently we use one subcontractor for component sourcing, inventory warehousing, board assembly, testing and shipment. We believe that, other than few aspects of the supply chain that we handle ourselves, we can satisfy our production requirements using this one major subcontractor, and we expect to continue to utilize this major subcontractor and other third parties to manufacture, assemble and test our products.

At the same time, in light of our business condition, including our headcount reductions, our ability to oversee the activities of our production subcontractor are limited and there is a concern about our ability to successfully handle the aspects of the supply chain that we seek to handle. In addition, given our business condition, there is a concern that our production subcontractor will terminate its engagement with us.  In that event, we would require a long time to locate and transition to a replacement, and it is possible that such a transition will not be feasible at all.

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

In procuring components, we and our subcontractor rely on a number of suppliers of semiconductor solutions that are the sole source for certain of the components.

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

We are subject to telecommunication industry regulations and requirements set by telecommunication carriers that address a wide range of areas including quality, final testing, packaging and use of environmentally friendly components.  We comply with the European Union's Restriction of Hazardous Substances Directive that required telecommunication equipment suppliers to stop the usage of some materials that are not environmentally friendly by July 1, 2006, known as the “RoHS regulations.” Further regulations, known as the “RoHS6” regulations, require suppliers to stop the usage of lead in solders in telecommunication equipment. An extension for compliance with the RoHS6 regulations that currently has no time limit was granted under the Directive. We expect that other countries, including countries we operate in, will adopt similar directives or other additional regulations. We believe that we are in compliance with the RoHS regulations, although tests for compliance with these regulations are limited in their ability to fully ensure compliance.

Competition

In light of our financial condition, we focus on retaining our existing customers by providing them with limited technical support services.  This could cause our existing customers to turn to alternative equipment suppliers.

We compete on the basis of technological capability of our products and price. However, since we have ceased all development activity, we have lost our competitive edge. Many of our competitors and potential competitors have greater financial, technological, manufacturing, marketing and personnel resources than we have. The expansion of research and development facilities in Asia, where engineering and production costs are lower compared to the United States, Western  Europe or Israel, has increased and could further  increase competition and price pressure on our products.

Our competitors in our targeted markets of metro and access telecommunication equipment are numerous and we expect competition to increase in the future. Our principal competitors for our products include Alcatel-Lucent, Brocade, Ciena, Cisco Systems, Inc., ECI Telecom Ltd., Ericsson, Extreme Networks, Huwaei, Juniper Networks, NEC, Nokia-Siemens Networks, UTStarcom, and ZTE. Our market share is negligible compared to those of such competitors.

Intellectual Property Rights

We regard certain areas of our technology as proprietary. We have obtained numerous patents and have filed U.S. and international patent applications covering certain key areas of our technologies. In general, we have relied on a combination of technical leadership, trade secret, copyright and trademark law and nondisclosure agreements to protect our unpatented proprietary know-how. Our proprietary technology incorporates algorithms, software, system design and hardware design that we believe is not easily copied.

C.           ORGANIZATIONAL STRUCTURE

List of Significant Subsidiaries

 Our wholly-owned subsidiary, Orckit-Corrigent Ltd., is an Israeli company.

D.            PROPERTY, PLANTS AND EQUIPMENT

As of December 31, 2013, our principal offices in Tel Aviv occupied approximately 19,000 square feet of space, which was subsequently reduced as a result of our downsizing to approximately 8,000 square feet of space. The lease agreement expires on December 31, 2015. We have an option to terminate this lease agreement upon six months' prior written notice. In January 2014, we paid six months' rent in advance. We believe that our offices and facilities are adequate for our current needs and that suitable additional or substitute space will be available when needed.

ITEM 4A.                  UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.            OPERATING RESULTS

Our operating and financial review and prospects should be read in conjunction with our financial statements, accompanying notes thereto and other financial information appearing elsewhere in in this Annual Report.

We have suffered recurring losses as well as negative cash flows in recent years and through the date of issuance of our financial statements for the year ended December 31, 2013. As of December 31, 2013, we had a capital deficiency of $13.9 million. We are required to pay to our note holders approximately $12.7 million in July 2014 and approximately $4.3million in December 2017.

On March 12, 2013, we entered into a Strategic Investment Agreement with Networks3, Inc., a non-practicing entity controlled by Hudson Bay Capital, in order to commercialize our patents and raise equity and debt financing, as well as a Note Purchase Agreement with two funds managed by Hudson Bay Capital. We had planned to use the proceeds of the Strategic Investment Agreement to retire our Series A notes and Series B notes pursuant to a court-approved arrangement under Section 350 of the Companies Law. However, Networks3 terminated the the Strategic Investment Agreement due to our alleged failure to obtain the approval of the OCS on terms satisfactory to Networks3. We rejected such allegation and intend to pursue legal action in accordance with our rights under such agreement. See Item 10.C – "Additional Information—Material Contracts—Patent and Financing Transactions".  We are currently working on another creditor arrangement under Section 350 of the Companies Law.  The proposed arrangement involves the cancellation of all our currently outstanding ordinary shares and the issuance to our main creditors of ordinary shares constituting 100% of our outstanding share capital following the issuance.  See Item 10.C – "Additional Information—Material Contracts—Proposed Arrangement". If we do not succeed in consummating an arrangement, we will probably enter liquidation proceedings. In either case, our currently outstanding ordinary shares will have no value.

The foregoing information raises substantial doubt as to our ability to continue as a going concern, and our audited financial statements for the year ended December 31, 2013 include an explanatory paragraph to this effect by our independent registered public accounting firm. Our consolidated financial statements for the year ended December 31, 2013 have been prepared assuming that we will continue as a going concern and do not include any adjustments that might result from the resolution of these uncertainties.

Overview

Orckit was founded in 1990. We used to be engaged in the design, development, manufacture and marketing of telecommunication equipment that enables transmission of broadband services. Our telecommunication transport equipment is capable of supporting the growing capacity demands for Ethernet services and high bandwidth video services, such as HDTV, Internet Protocol television, or IPTV, and video on demand, or VoD, and interactive television (together known also as “video services”), 2G, 3G and 4G mobile backhauling, as well as other types of data services and voice services, whether transmitted over wireline or cellular networks, in metropolitan networks. Our target customers are Tier 2 telecommunication service providers active in metropolitan areas. Our metro products consist of our CM-100, our first generation product line, and CM-4000, our second generation product line, as well as CM-View, the corresponding network management system. The CM-4000 product together with the CM-View is called Packet Transport Network (PTN).

The end-user base for our products is comprised primarily of telecommunication companies and has historically been concentrated in each year among a small number of companies.

The first significant customer for our metro product was KDDI, a Japanese telecommunications carrier that began purchasing our products in 2004 and accounted for $2.6 million (16.6%) of our revenues in 2011, $2.8 million (25.3%) of our revenues in 2012 and $1.4 million (17%) of our revenues in 2013. In early 2008, our product was selected by Media Broadcast GmbH, a German customer, as a network infrastructure building block for network solutions deployed by Deutsche Telekom’s wholesale business unit, and leased to a leading cable operator in Germany.  Sales to Media Broadcast represented $404,000 (2.6%) of our revenues in 2011, $348,000 (3.1%) of our revenues in 2012 and $461,000 (6%) of our revenues in 2013.

 In 2010, we started to recognize revenues from sales to BSNL, an Indian telecommunications company, to which sales are made through two channel partners. Sales to BSNL accounted for approximately $2.6 million (16.8%) of our revenues in 2011, $224,000 (2%) of our revenues in 2012. No revenues from BSNL during 2013.

In June 2009, our CM-4000 was selected by Mexico’s redIT (formerly MetroNet) as their main network infrastructure building block. Sales to Metronet constituted $1.1 million (6.7%) of our revenues in 2011, $1.5 million (13.4%) of our revenues in 2012 and $2.3 million (28%) in 2013.

In September 2009, our CM-4000 was selected by a Scandinavian service provider to replace its TDM legacy network (SDH) with a packet based packet transport network (PTN). Sales to this customer represented $3.6 million (23.1%) of our revenues in 2011, $1.2 million (10.3%) of our revenues in 2012 and $0.9 million (12%) in 2013.

We have been involved in strategic cooperation with 3M Services GmbH (formerly known as Quante-Netzwerke GmbH) since 2008 to distribute our CM-4000 packet transport gears. 3M Services is part of the 3M Group which has representatives in more than 70 countries and provides full-service solutions in the telecommunications sector. This strategic alliance has led to the selection of our CM4000 product by numerous new customers in Germany and Luxembourg, including EnviaTEL GmbH, VSE NET GmbH, Cegecom S.A., K-net TelekommunikationGmbh, HEAG MediaNet and e.discom Telekommunikation GmbH. 3M Services provides support to these customers.  Aggregate sales to various customers through our strategic alliance with 3M Services represented $2.9 million (18.6%) of our revenues in 2011, $2.9 million (25.6%) of our revenues in 2012 and $1.4 million (17%) in 2013.

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

As a result of our continuing losses and the uncertain economic climate around the world, we decreased our headcount in 2011, which caused our operating expenses to be lower in 2011 than in 2010. In 2012, after the disappointing level of conversions of our notes to ordinary shares pursuant to the 2012 Arrangement, we further significantly decreased our headcount and vacated space, which caused our operating expenses to be lower in 2012 than in 2011.  As a result of the downsizing measures taken in the second half of 2012, our operating expenses were lower in 2013 than in 2012. In 2013, we further reduced our headcount and expenses and were able to generate positive cash flow from operations. However, payments in respect of outstanding indebtedness caused our total cash flows to be negative.

Following the significant reductions in our headcount and budget in 2012, since the end of 2012 we do not have sufficient resources to develop new features required by our customers and prospective customers. At that time, we abandoned our efforts to win Tier 1 customers and we stopped development of Layer-3 functionality. We have since effected additional headcount reductions and, as of April 30, 2014, we have seven employees, none of whom are research and development, marketing or customer support personnel.  Accordingly, we abandoned our efforts to win any new customers and stopped all development and marketing activities. Instead, we focus on retaining our existing customers by providing them with limited technical support, including by way of outsourcing, even where we are obliged to provide broader support.

 We have reported losses in each of 2007 through 2013 and expect to report a loss for 2014.

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

Convertible subordinated notes

We issued Series A notes in 2007 and Series B notes in 2011.  On July 2, 2012, we consummated the 2012 Arrangement with the holders of our Series A notes and Series B notes. The 2012 Arrangement was considered to be a troubled debt restructuring under ASC 470-60 based on both quantitative and qualitative factors. Based on the future undiscounted cash flow payments being greater than the net carrying value of the original debt, no gain was recorded in our statement of operations. A new effective interest rate was established based on the revised cash flows as a result of the 2012 Arrangement. On our consolidated balance sheet, we record the Series A notes based on their debt value plus the fair value of their derivative component and the Series B notes at their fair value.

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

Inventories

We periodically evaluate the quantities of inventories on hand relative to current and historical selling prices and historical and projected sales volume and technological obsolescence. Based on these evaluations, inventory write-offs and write-down provisions are provided to cover risks arising from slow moving items, technological obsolescence, excess inventories, discontinued products and for market prices lower than cost. We had expected to receive a follow-on order from BSNL in an amount of Indian Rupees equal to approximately $7 million in the third quarter of 2011 through ITI Ltd., a local OEM channel. Since then, we believed on several occasions that we were on the verge of receiving this order, only to be frustrated by new obstacles.  If we do not receive this purchase order, we will also not be able to receive any follow-on orders from BSNL. In our financial statements for the year 2012 and 2013, we wrote off approximately $0.8 million and $2.3 million, respectively, of our inventory that can be sold to BSNL only.

Obligations to the OCS

Our management is required to estimate whether there is reasonable assurance that the grants provided to us by the OCS will be forgiven or repaid.  In addition, when OCS grants are first recognized as deductions from research and development expenses, our management is required to estimate whether repayment of the grants is more probable than non-repayment.

Results of Operations

The following table sets forth certain items from our audited consolidated statement of operations as a percentage of total revenues for the periods indicated:

	2011	2012	2013
Revenues	100%	100%	100%
Cost of revenues	55.5	36.4	57.7
Gross profit	44.5	63.6	42.3
Research and development expenses, net	63.6	49.3	26.6
Selling, general and administrative expenses	86.1	79.5	53
Operating loss	(105.2)	(65.3)	(37.3)
Financial expenses, net	32.0	13.2	29.3
Adjustments related to Series A and Series B convertible notes	23.2	16.7	5.3
Other income (Expenses)	2.4	4.0	(0.8)
Net loss	111.6%	57.8%	72.8%

Revenues. The majority of our revenues of $15.6 million in 2011 were generated from sales to BSNL, KDDI, a Scandinavian telecommunication service provider and customers obtained through our alliance with 3M Services. Additional sales were made to a number of smaller customers. The substantial majority of our revenues since 2011 were generated from our CM-4000 product line. Our revenues increased slightly in 2011, mainly as a result of an increase in the sales to our Scandinavian customer, customers obtained through 3M Services and other new smaller customers, partially offset by a decrease in revenues from sales to KDDI and Media Broadcast. The majority of our revenues of $11.1 million in 2012 was generated from customers obtained through 3M Services ($2.9 million) and from KDDI ($2.8 million). The majority of our revenues of $8.2 million in 2013 was generated from RedIT in Mexico ($2.4 million), KDDI ($1.4 million) and customers obtained through 3M Services ($1.4 million).

Gross Profit. Cost of revenues consists primarily of salaries, raw materials, subcontracting costs, costs for integration, assembly and testing of finished products, expenses related directly to operational activities, costs related to post-contract hardware and software support services, PCS, maintenance services and the payment of royalties to the OCS. Gross profit was $3.4 million, or 42.3% of revenues, in 2013, compared to $7.1 million, or 63.6%, in 2012. The decrease in our gross profit percentage in 2013 was primarily due to the fact that we wrote-off inventory in an approximately $2.3 million.

Operating Expenses

	For the years ended December 31 ($ in millions)			% Change
	2011	2012	2013	2012 vs. 2011	2013 vs. 2012
Research and development, net	9.9	5.5	2.1	(44.4)	(61.8)
Selling, general and administrative	13.4	8.9	4.4	(33.6)	(51.3)
Total operating expenses	23.3	14.4	6.5	(44.6)	(54.9)

Research and Development Expenses, net. Research and development expenditures consist primarily of materials, depreciation and salaries and related costs for engineering and technical personnel and subcontracting costs associated with developing new products and features. Our costs for research and development are expensed as incurred. Government grants for research and development are offset against our gross research and development expenditures. Research grants were $3.2 million in 2011 and $2.7 million in 2012. We received immaterial grants from the OCS in 2013, and there is a risk that the OCS may demand the repayment of the 2012 grant since the applicable project could not be completed as a result of downsizing. Our net research and development expenses were lower in 2012 compared to 2011 mainly due to the headcount reduction that we effected in the second quarter of 2011 having been in effect for all of 2012 and additional reductions of headcount effected over the course of 2012. We also consumed less material and retained fewer sub-contractors for research and received lower research and development grants in 2012. Research grants were lower in 2012 than in 2011 mainly because we invested less expenses in research and development, causing the grants that cover such expenses to be lower. Our net research and development expenses were lower in 2013 compared to 2012 mainly due to the headcount reduction that we effected in the third quarter of 2013 and additional reductions of headcount effected over the course of 2013. We also consumed less material and retained fewer sub-contractors for research.

 We anticipate that we will not incur any research and development expenditures in 2014.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of costs relating to promotions, trade shows, compensation costs for marketing and sales personnel, and other general corporate expenses. Selling, general and administrative expenses were significantly lower in 2013 than in 2012 mainly due to decrease in our headcount over 2013.

Financial Expenses, net.  The aggregate effect of these financial items resulted in expense of $5.0 million, $1.5 million and $2.4 million in 2011, 2012 and 2013, respectively. In 2011 and 2012, our financial income was mainly from gain and interest on marketable securities. We also incurred interest expense related to our Series A notes and Series B notes in an amount of $2.4 million, $1.7 million and $1.0 million in 2011, 2012 and 2013, respectively. In 2011 and 2012, we reported impairment and loss from sale of marketable securities in amount of $3 million and $0.5 million, respectively.

We had financial income of $1,000 in 2011, financial expenses of $118,000 in 2012 and financial income of $22,000 in 2013 resulting from the valuation of the conversion terms embedded in our Series A notes. In 2011 and 2012, we also had financial income of $3.6 million and $2.0 million, respectively, from the valuation to market value of our Series B notes. In 2013, we had financial expenses of $458,000 from the valuation to market value of our Series B notes.

Other Income.  We had other income of $369,000 in 2011 as a result of the sale of an equity investment and income of $446,000 in 2012 was generated from insurance compensation on fixed assets that were damaged in a fire that broke out in the Company’s server room. This compensation was in the form of new equipment that replaced old fully depreciated equipment. A minority of the amounts was generated from equipment that was sold. Other expenses of $69,000 in 2013 include income from the disposal of fixed assets that was eliminated by other expenses relating to OCS commitments.

Impact of Inflation, Devaluation and Fluctuation of Currencies on Results of Operations, Liabilities and Assets

As of December 31, 2013, the majority of our assets in non-dollar currencies were in NIS. A devaluation of the Yen, NIS or Euro in relation to the U.S. dollar would have the effect of decreasing the dollar value of our assets in Yen, NIS or Euro, to the extent the underlying value is Yen, NIS or Euro based.  A devaluation of the Yen, NIS or Euro would also have the effect of reducing the U.S. dollar amount of any of our liabilities that are payable in these currencies (unless such payables are linked to the U.S. dollar). Furthermore, a devaluation of the NIS would also have an effect on the U.S. dollar conversion price of our convertible subordinated notes. A devaluation of the NIS in relation to the U.S. dollar would have the effect of decreasing the dollar value of the conversion price of the notes.

In 2012 and 2013, a substantial portion of our sales were denominated in Yen and Euro. A substantial part of our expenses, principally payroll and payments to Israeli vendors, is in NIS, while a significant portion of the cost of goods sold is in U.S. dollars. A substantial portion of our cash, cash equivalents and marketable securities is in NIS. Our results of operations are adversely affected by increases in the rate of inflation in Israel when such increases are not offset by a corresponding devaluation of the NIS against the U.S. dollar.  The results are also affected by the currency exchange rate between the U.S. dollar and the Yen and Euro. In 2011, 2012 and 2013, the value of the U.S. dollar declined against the Yen. In 2012 and 2013, the value of the U.S. dollar also decreased against the NIS, which caused our NIS denominated expenses to increase. In 2011, the value of the U.S. dollar increased against the NIS, which caused our NIS denominated expenses to decrease.

We are not presently engaged in hedging transactions.  We may, however, enter into foreign currency derivatives, mainly forward exchange contracts, in order to protect our cash flows in respect of existing assets.

The following table presents information about the rate of inflation in Israel, the rate of revaluation (devaluation) of the NIS versus the U.S. dollar, the rate of inflation in Israel adjusted for the devaluation and, for 2009 through 2013, the devaluation rate of the Yen against the U.S. dollar (all in %):

Years Ended December 31,	Israeli Inflation Rate	NIS Revaluation (Devaluation) Rate	Israel Inflation Adjusted for Devaluation	Yen Revaluation (Devaluation) Rate
2009	3.9	(0.7)	4.6	2.1
2010	2.7	(6.0)	8.7	(13.1)
2011	2.2	7.7	5.5	(5.1)
2012	1.6	(2.3)	3.9	(9.9)
2013	1.8	(7.0)	8.8	(16.7)

B.            LIQUIDITY AND CAPITAL RESOURCES

We have historically financed our operations primarily through sales of equity, issuance of convertible notes, receipt of research and development grants, sale or maturity of marketable securities and loans from banks.

We had working capital (total current assets net of total current liabilities) of $3.8 million as of December 31, 2012 and a working capital deficit of $13.0million as of December 31, 2013. The decrease in our working capital in 2013 occurred primarily as a result of the classification of a large portion of our convertible notes from long-term liabilities to current liabilities.

We had cash, cash equivalents, long and short-term securities, other securities and bank deposits of $1.9 million as of December 31, 2013, compared to $3.2 million as of December 31, 2012 and $23.2 million as of December 31, 2011. As of December 31, 2011, our entire securities portfolio was classified as available for sale. The decrease in our cash, cash equivalents, long and short-term securities and bank deposits in 2012 resulted primarily from our losses and from the payments we made to repay a portion of our convertible notes  in accordance with the 2012 Arrangement. We expect that the balance of our cash, cash equivalents and securities will continue to be low in 2014.

Recent Financings

During 2010, we raised approximately $17.0 million of net proceeds from the sale to investors of ordinary shares and warrants.

In April 2010, we completed the sale of 2,635,000 units at a price of $3.78 per unit in a registered direct offering.  Each unit consisted of one ordinary share, a five-year primary warrant to purchase 0.25 of one ordinary share at an exercise price of $5.66 per share and a warrant to purchase 0.25 of one ordinary share at an exercise price of $11.32 per share contingent on our election to force conversion of the primary warrant under certain conditions. We also sold an aggregate of 175,000 units to Izhak Tamir and Eric Paneth, two of our affiliates, which, under Israeli law, was subject to shareholder approval that was received at a shareholders’ meeting held in May 2010. Including those sales, we sold 2,810,000 ordinary shares and primary warrants to purchase up to 702,500 ordinary shares, plus the related contingent warrants to purchase up to 702,500 ordinary shares. The gross proceeds of the offering were approximately $10.6 million and the net proceeds of the offering were approximately $9.7 million.

In December 2010, we completed the sale of 2,805,452 units at a price of $2.75 per unit in a public offering.  Each unit consisted of one ordinary share and a five-year warrant to purchase 0.60 of one ordinary share at an exercise price of $3.50 per share. Catalyst Private Equity Partners (Israel) II LP, or Catalyst, a private equity fund, purchased 669,090 units in the offering.  Mr. Yair Shamir, one of our outside directors at that time, serves as the Chairman of the management company of this fund. We also sold an aggregate of 240,000 units to Izhak Tamir and Eric Paneth. As required by Israeli law, the sales to Messrs. Tamir and Paneth were approved at our extraordinary general meeting of shareholders held in March 2011. Including those sales, we sold 3,045,452 ordinary shares and warrants to purchase up to 1,827,271 ordinary shares. The gross proceeds of the offering were approximately $8.4 million and the net proceeds of the offering were approximately $7.8 million. Proceeds of $660,000 from the sales to Messrs. Tamir and Paneth were received in March 2011 upon the receipt of the abovementioned shareholder approval.  The units purchased by Messrs. Tamir and Paneth and Catalyst were purchased pursuant to subscription agreements entered into by each of them on terms and conditions that were substantially the same as those provided in the underwriting agreement entered into in connection with the public offering, except that no underwriting commission was payable by us with respect to the sale of these units. The participation in the offering by Messrs. Tamir and Paneth and Catalyst was approved by our audit committee and board of directors.

        In June 2011, we issued Series B convertible notes due December 31, 2017 in a public offering in Israel in the aggregate principal amount NIS 30.8 million (approximately $9.0 million based on the U.S. Dollar/NIS exchange rate at that time) at a price of NIS 940 per unit (each unit comprised of NIS 1,000 principal amount of Series B Notes). The Series B notes bear interest at the rate of 8% per year, are not linked to the Israeli CPI and were convertible into our ordinary shares at the election of the holder thereof at the price of NIS 10.00 per share (approximately $2.75 based on the U.S. Dollar/NIS exchange rate at April 10, 2013). (The conversion price and other terms of the Series B notes were amended pursuant to the 2012 Arrangement; see Item 10.C in this Annual Report under "2012 Arrangement with Note Holders".) The gross proceeds of the offering were approximately $8.5 million and the net proceeds of the offering were approximately $8.0 million. As of December 31, 2012, the aggregate principal amount outstanding under the Series B notes was approximately $4.4 million (based on the U.S. Dollar/NIS exchange rate at December 31, 2012).  The issuance included the sale to Mr. Tamir of NIS 6,731,000 principal amount of the Series B notes (approximately $1.99 million based on the exchange rate at that time) and to Mr. Paneth of NIS 546,000 principal amount of our Series B notes (approximately $160,000 based on the exchange rate at that time). In addition, Catalyst Private Equity Partners (Israeli) II, LP and affiliated funds, purchased an aggregate of NIS 3,724,000 of our Series B notes (approximately $1.1 million based on the exchange rate at that time). The purchases by Messrs. Tamir and Paneth and by the Catalyst funds were made on the same terms as all other individual investors and institutional investors, respectively, in our public offering in Israel. Mr. Yair Shamir, an outside director of Orckit at that time, served as the Chairman of the management company of the Catalyst funds.

In June 2012, pursuant to the terms of the 2012 Arrangement, each of Mr. Tamir and Mr. Paneth provided an unsecured loan to us in the amount of $200,000. The loans do not bear interest, unless otherwise approved by our audit committee and board of directors. The loans are subordinated to all of our obligations pursuant to the Series A notes and Series B notes and may be repaid only after the note holders have been fully repaid.  The loans will convert into ordinary shares upon the closing of an equity financing in which Mr. Tamir and Mr. Paneth have undertaken to invest $1.0 million each. For more information, see Item 10.C of this Annual Report under "2012 Arrangement with Note Holders".

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

In 2013, we provided $0.27 million of cash in operating activities primarily as a result of our net loss of $5.9 million, offset in part by non-cash charges.

Cash Provided by Investing Activities

Investing activities provided $0.2 million of cash in 2013, $18.3 million of cash in 2012 and $3.7 million in 2011.

Our principal investing activities included proceeds from marketable securities and bank deposits of $19.0 million in 2012 and $12.6 million in 2011 offset in part by purchases of marketable securities of $0.14 million in 2012 and $8.9 million in 2011.

Our principal investing activity relating to our operations has been the purchase of equipment, software and other fixed assets used in our business. These purchases totaled $653,000 in 2011 and $46,000 in 2013.

Cash Provided by Financing Activities

In 2013 and 2012, we used $1.5 million and $11.1 million in financing activities primarily as a result of our repayment of a portion of our convertible notes. In 2011, we generated $8.0 million of net proceeds from the offering of our Series B notes.

In 2013, we received and fully repaid a $5 million loan from two funds affiliated with Hudson Bay Capital.

Series A Convertible Notes

In March 2007, we issued NIS-denominated Series A convertible notes in the aggregate principal amount of approximately $25.8 million (based on the U.S. Dollar/NIS exchange rate at that time), which bear interest at the rate of 6% per year and are linked to the Israeli CPI.  The Series A notes are due in March 2017, but were subject to the right of each holder to request early redemption on March 14, 2012.  The early redemption right was postponed until the consummation of the 2012 Arrangement on July 2, 2012, pursuant to which our repayment obligation was spread out over several years; see Item 10.C in this Annual Report under "2012 Arrangement with Note Holders".  In the first quarter of 2009, we paid $3.0 million to repurchase approximately 25% of the then principal amount of the outstanding Series A notes. As of December 31, 2012, the aggregate principal amount outstanding under the Series A notes was approximately $10.8 million (based on the U.S. Dollar/NIS exchange rate at December 31, 2012).

The Series A notes were convertible at the election of each holder into our ordinary shares at the conversion price of NIS 63.00 per share (approximately $17.3 based on the U.S. Dollar/NIS exchange rate at April 10, 2013). The conversion price and other terms of the Series A notes were amended pursuant to the 2012 Arrangement; see Item 10.C in this Annual Report under "2012 Arrangement with Note Holders".

Working Capital

We will need to increase our working capital during 2014, which might be done through the closing of an arrangement with the note holders or monetizing our intellectual property. We cannot be certain that we will be able to obtain sufficient additional financing through the above methods.

Government and Other Grants

The Government of Israel encourages research and development projects through the Office of Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the OCS, pursuant to the Law for the Encouragement of Industrial Research and Development, 1984, as amended, commonly referred to as the “R&D Law.” We also participated in similar government plans outside Israel, although the majority of our research and development funding was obtained from the government of Israel.

Under the R&D Law, a research and development plan that meets specified criteria is eligible for a grant of up to 50% of certain approved research and development expenditures. Each plan must be approved by the OCS.

In prior years, we relied on grants from the OCS to finance a portion of our product development expenditures. During the three years ended December 31, 2013, we recognized research and development grants in an aggregate amount of approximately $6.0 million.  As of December 31, 2013, our total contingent liabilities to the OCS were approximately $21.3 million.

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

Based on a request from the OCS, we reported and made certain payments related to our manufacturing activities outside of Israel. In addition, the OCS has claimed that we are required to repay grants in the amount of $0.75 million related to a research and development project that was cancelled and might demand that we return the entire 2012 grant of $1.2 million for a project that could not be completed as a result of downsizing. The OCS may also dispute our reports related to our manufacturing activities outside of Israel. If we are required to pay the OCS more than we provided for in our financial statements, it could adversely affect our results of operations.

Effective Corporate Tax Rates in Israel

Generally, Israeli companies are subject to corporate tax on their taxable income at the rate of 24% for the 2011 tax year and 25% for the 2012 and 2013 tax years.  Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961 (the “Tax Ordinance”), which came into effect on January 1, 2014, the corporate tax rate for 2014 and future tax years was set at the rate of 26.5%. Israeli companies are generally subject to capital gains tax at the corporate tax rate.  However, the effective tax rate payable by a company that derives income from an Approved Enterprise program may be considerably less. For more information, please see “Item 10.E Taxation—Israeli Tax Considerations—Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959.”

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

Inventory

Inventory consists primarily of finished products and raw materials. Our inventory was $1.07 million as of December 31, 2013, $3.7 million as of December 31, 2012, $4.1 million as of December 31, 2011. Our inventory level was at a similar level in 2012 and 2011. In our financial statements for the year 2012, we wrote off approximately $0.8 million of our inventory that cannot be sold to any customer other than BSNL. In our financial statements for the year 2013, we wrote off approximately $2.3 million of our inventory that cannot be sold to any customer.

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

Our research and development staff consisted of 90 employees as of December 31, 2011, 14 employees as of December 31, 2012, and 4 employees as of December 31, 2013, most of who them were located in Israel and hold engineering or other advanced technical degrees. Our gross research and development expenses were approximately $13.1 million in 2011, $8.2 million in 2012 and $2.3 million in 2013. These expenses were offset by grants from the OCS and other research and development grants of approximately $3.2 million in 2011, $2.7 million in 2012 and an immaterial amount in 2013. Research and development expenses in 2012 were lower than in 2011 due to the reduction in the number of our research and development personnel having been affected in the second half of 2012. Research and development expenses in 2013 were lower than in 2012 due to continuing downsizings in 2013. We expect that research and development expenses in 2014 will be minimal, if at all, since we have ceased all development activity.

D.           TREND INFORMATION

The introduction by telecommunication carriers of new data and video services to residential users and enterprises requires significantly higher bandwidth support over metro networks. In areas where new high bandwidth services are offered, it is expected that demand for more robust metro products will increase. In response to this trend, we focused in previous years on innovative telecommunication products for the metro area, where we expected to see a need for equipment upgrades with the growth of new high bandwidth service offerings. These services include “triple play” services, that is, a bundled offering of voice, Internet access and high end high-definition (HD) video services, all based on IP protocols, offered by traditional telecommunication carriers. Services offered may also include Ethernet service for business customers. In addition, we believed that more operators are looking at ways to smoothly migrate their SDH network to a packet based transport infrastructure. Features included in our products enable this smooth migration. In addition, we expect growth in the provision of advanced data and content over cellular services that provide data and video transmissions to advanced 3G and 3.5G and LTE handheld devices, driven by, among other things, the use of smart phones and tablets. Following the significant reductions in our headcount and budget in 2012, we stopped development of Layer-3 functionality. As a result of the above and the downsizing we have lost our competitive edge. Today due to our financial and manpower condition, we no longer engage in development or marketing activities.  Instead, we focus on retaining our existing customers by providing them with limited technical support, including by way of outsourcing, even where we are obliged to provide broader support. Accordingly, we do not expect to take advantage of this trend.

E.            OFF-BALANCE SHEET ARRANGEMENTS

We do not have any “off-balance sheet arrangements” as such term is defined in Item 5E of Form 20-F.

F.            TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table of our material contractual obligations as of December 31, 2013 summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated.

	Payment due by period ($ in thousands)
Contractual Obligations	Total	Less than 1 year		1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	13,576	12,699	1	-	877	-
Operating Lease Obligations	60	60	2		-	-
Other Liabilities Reflected on our Balance Sheet under U.S. GAAP	9,039	6,744	3	775	-	1, 520	4
Total	22,675	19,503		775	877	1,520
______________
1           The amount presented in the less than 1 year column is based on the 2012 Arrangement with our note holders. The Series B notes are presented at fair value, which on the balance sheet date is lower than the debt value. The total obligation value (without taking into account adjustments for the conversion feature embedded in the Series A and Series B notes and the interest obligation) is $17.1 million. The above amounts do not include future interest.

2           Our major premises leases allow for early termination upon advance notice. During 2014, this amount reflects lease payments for a full year. In January 2014, we paid six months' rent in advance.

3           These amounts reflect the trade payables, accrued expenses, deferred income and other payables presented in our balance sheet.

4           This amount reflects our accrued severance pay liability, long-term convertible loan from shareholders. The time of its payment, in whole or in part, cannot be predicted and, as a result, this amount is presented in the more than 5 years column. Of this amount, $1.6 million has been previously funded for the coverage of our accrued severance pay liability by our contributions to employee plans.

In addition, as of December 31, 2013, our contingent liability to the Office of the Chief Scientist in respect of grants received was approximately $21.3 million. This liability is required to be repaid only by royalties based on revenues derived from products (and related services) whose development was funded with these grants. If we cancel projects financed by the OCS, the OCS may demand the repayment of grants we received in the past.

ITEM 6.                     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information with respect to Orckit’s directors and executive officers as of April 30, 2014.

Name	Age	Position
Eric Paneth	64	Chairman of the Board
Izhak Tamir	61	Chief Executive Officer, Chief Financial Officer and Director of Orckit and Chief Executive Officer of Orckit-Corrigent
Naama Avrahamy	34	Vice President, Finance
Jed M. Arkin(1)(2)(3)	50	Director
Yoav Kfir(1)(2) (3)	42	Alternate director
Moti Motil(1)(2)	61	Director
Moshe Nir(1)(2)	63	Outside Director
Amiram Levinberg(1)(2)	58	Outside Director
Naomi Steinfeld(1)(2)	46	Outside Director
____________________

(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.
(3) In March 2014, Mr. Arkin appointed Mr. Yoav Kfir as an alternate director.

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

Naama Avrahamy has been our Vice President, Finance since March 2013.  From 2009 to 2013, she was the Chief Financial Officer of Flight Medical Innovations Ltd. (TASE). From 2003 to 2009, she was an audit manager at Kesselman & Kesselman, a member of PwC International. Ms. Avrahamy holds an M.B.A. from the College of Management, Rishon LeZiyon, and is a Certified Public Accountant in Israel.

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

Yoav Kfir was appointed an alternate director of Orckit in March 2014. Mr. Kfir serves as the Founder and Managing Director of the VAR Group. Mr. Kfir has served as interim Chief Executive Officer, Chief Financial Officer, advisor or court appointed officer with respect to various companies. Among his roles, Mr. Kfir served as a creditors’ committee member in the restructuring process of the Company, receiver and trustee to Alvarion Ltd., financial advisor in the IDB Group take-over and restructuring process, trustee to Eshbal Technologies Ltd. and a court appointed expert to Sunny Electronics Ltd. He currently serves as a director of Elbit Imaging Ltd.  Prior to founding VAR Group, Mr. Kfir served as an audit manager at Kesselman & Kesselman, a member of PwC International. Mr. Kfir is the sole non-government member of the Friends’ Society of Jerusalem Mental Hospitals and serves as chairman of several audit committees of non-profit organizations. Mr. Kfir holds a B.A in Business Administration from the College of Management, Rishon LeZiyon, and is a Certified Public Accountant in Israel.

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

       Naomi Steinfeld has been an outside director of Orckit since October 2011. Ms. Steinfeld is the managing partner of Naomi Steinfeld & Co., a law firm that specializes in tax and international business law, since 1998.  She has been practicing law since 1996, following six years as a certified tax advisor.  Ms. Steinfeld also lectures on tax law in the Executive MBA program at Tel Aviv University. From 2008 to 2011, Ms. Steinfeld served as a director of Israel Aerospace Industries Ltd., Israel's leading aerospace and aviation manufacturer, and of CIH Cross-Israel Highway, the company responsible for planning, building and operating the Trans-Israel Highway.  Since March 2011, Ms. Steinfeld serves as a director of Polar Communication Ltd. Ms. Steinfeld holds an LL.B. degree and an LL.M. degree, concentrating in international commerce, both from Tel Aviv University.

There are no family relationships between any of our directors or executive officers.  There are no arrangements or understandings between any of our directors or executive officers and any other person pursuant to which our directors or executive officers were selected.

B.            COMPENSATION

The aggregate direct remuneration paid by us to all persons as a group (11persons) who served in the capacity of director or executive officer in 2013 was approximately $1 million. In 2013, we granted to this group options to purchase an aggregate of 5,235,000 ordinary shares under the Orckit Israeli Share Incentive Plan. The options had an exercise price of $0.14 per share, which represented a price equal to the market price of our ordinary shares on the date of grant. 4,000,000 of such options were cancelled during the course of 2013 at the request of the option holders or as a result of the termination of their employment.

The following tables set forth the compensation of our senior office holders during the year ended December 31, 2013. We have disclosed the information in the following tables in our annual report for the year ended December 31, 2013 filed with the Israel Securities Authority on March 31, 2014 pursuant to the Israeli Securities Law, 5728-1968, and the regulations promulgated thereunder.

a.      Compensation of the five most highly compensated senior office holders of our company or of any entity under the control of our company (in thousands U.S. Dollars, in terms of cost to the company) (1):

Details of the Compensation Recipient			Compensation on Behalf of Services
Name	Position	Scope of Position	Salary(2)		Bonus	Stock-based Compen-sation	Sales Commission	Total
Izhak Tamir	CEO and CFO of Orckit and Chairman of the board and CEO of Orckit-Corrigent	100%	286	(3)	-	-	20	306
Oren Tepper(4)	VP Corporate Sales	100%	174		-	7	43	224
Yossi Bar-shishat (5)	VP R&D	100%	204		-	13	-	217
Oren Maymon(6)	VP Operations	100%	172		-	4	-	176
Naama Avrahamy (7)	VP Finance	100%	89		-	2	-	91

_______________

(1)
Includes all compensation recognized in our financial statements for the year ended December 31, 2013 plus compensation paid to such office holders following the end of the year for all services provided during the year.

(2)	Includes all salary-related benefits, such as car, telephone, social benefits, termination benefits, etc.

(3)	We owe Mr. Tamir $383 for unpaid salary, which was deferred at the initiative of Mr. Tamir. Mr. Tamir is entitled to a bonus equal to 0.25% of our annual revenues.

(4)
Mr. Tepper is entitled to a bonus equal to 0.5% of our annual revenues.  In December 2012, he was granted options to purchase 1,000,000 ordinary shares under our share incentive plan, at an exercise price of $0.14 per share, for a seven-year term.  The options vest quarterly over a four-year period commencing September 30, 2013. The options were granted in consideration for a reduction in salary during the vesting period equal to the value of the options based on the Black and Scholes valuation method and, if vested, will not terminate following termination of employment. At his request, Mr. Tepper forfeited the said options in consideration of which his salary was not reduced.  At his initiative, he ceased to be an officer of the Company on March 9, 2014 and at our request, continued to be employed until May 9, 2014. See Note 15b to the Financial Statements for information regarding outstanding options granted to Mr. Tepper.

(5)
Mr. Bar-shishat ceased to be an officer of the Company on November 3, 2013. As a result thereof, the options granted to him in December, 2012 to purchase 1,000,000 ordinary shares under our share incentive plan that did not vest expired. See Note 15b to the Financial Statements for information regarding outstanding options granted to Mr. Bar-shishat.

(6)
In December 2012, Mr. Maymon was granted options to purchase 1,000,000 ordinary shares under our share incentive plan. The options were granted in consideration for a reduction in salary. At his request, Mr. Maymon forfeited the said options in consideration of which his salary was not reduced.  See Note 15b to the Financial Statements for information regarding outstanding options granted to Mr. Maymon.

(7)	In June 2013, Ms. Avrahamy was granted options to purchase 100,000 ordinary shares under our share incentive plan.

b.      Compensation of the three most highly compensated senior officers of our company whose compensation was provided solely in connection with such office holder's service to our company, if not included in the table above (in thousands  U.S. Dollars, in terms of cost to the company):

Details of the Compensation Recipient			Compensation on Behalf of Services				Other Compen- sation
Name	Position	Scope of Position	Salary	Bonus	Stock-based Compen-sation	Sales Comis-sion	Director compen-sation	Total
Director Compen-sation(1)	Directors						66	66
___________________

(1)	The compensation package of our directors is described below under "Director Compensation". This amount reflects the total compensation for 2013.

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

Our outside directors under the Companies Law are Mr. Nir, Mr. Levinberg, and Ms. Steinfeld.

Alternate Directors

Our articles of association provide, consistent with the Companies Law, that any director may appoint another person who is not a director or an alternate director to serve as his alternate director. The term of an alternate director can be terminated at any time by the appointing director and automatically terminates upon the termination of the term of the appointing director. The Companies Law stipulates that an outside director may not appoint an alternate director except under very limited circumstances. An alternate director has the same rights and responsibilities as a director, except for the right to appoint an alternate director. In March 2014, in coordination with the representatives of our note holders and our board of directors, Mr. Jed Arkin appointed Mr. Yoav Kfir as his alternate director.

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

Compensation Committee

Our compensation committee is authorized to, among other things, review, approve and recommend to our board of directors base salaries, incentive bonuses, including the specific goals and amounts, stock option grants, employment agreements, and any other benefits, compensation or arrangements of our executive officers and directors.  Under the Companies Law, our compensation committee is required to propose for shareholder approval by a special majority, a policy governing the compensation of office holders based on specified criteria, to review modifications to the compensation policy from time to time, to review its implementation and to approve the actual compensation terms of office holders prior to approval by the board of directors. The members of the compensation committee must satisfy certain independence qualifications under the Companies Law, and the chairman of the compensation committee is required to be an outside director. Our compensation committee consists of Messrs. Nir (Chairman), Arkin, Motil and Levinberg and Ms. Steinfeld.

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

D.            EMPLOYEES

The numbers and breakdowns of our employees as of the end of the past three years are set forth in the following table:

	2011	2012	2013
Numbers of employees by geographic location
Israel	121	34	16
Elsewhere	28	4	0
Total workforce	149	38	16
Numbers of employees by category of activity
MIS, finance and administration	19	12	4
Research and development	90	14	4
Manufacturing, testing and quality assurance	11	7	7
Sales and marketing (including employed agents)	29	5	1
Total workforce	149	38	16

Our number of employees decreased by 111 between December 31, 2011 and December 31, 2012. This decrease was mainly due to the multiple headcount reductions effected over the course of 2012.

As of April 30, 2014, we employed seven employees, including our CEO (who is also the CFO and a director of the Company), Sales Manager, VP Finance and three employees in operations.

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

E.            SHARE OWNERSHIP

As of March 31, 2014, Mr. Izhak Tamir beneficially owned aggregate of 4,850,409 ordinary shares, representing 15.6% of our outstanding ordinary shares, consisting of 4,747,409 ordinary shares, 25,000 ordinary shares issuable upon the exercise of warrants at an exercise price of $5.66 per share, 78,000 ordinary shares issuable upon the exercise of warrants at an exercise price of $3.50 per share.

As of , March 31, 2014, Mr. Eric Paneth beneficially owned 1,407,378 ordinary shares, or 4.5% of our ordinary shares, consisting of 1,322,628 ordinary shares, 18,750 ordinary shares issuable upon the exercise of warrants at an exercise price of $5.66 per share and 66,000 ordinary shares issuable upon the exercise of warrants at an exercise price of $3.50 per share.

Except for Messrs. Paneth and Tamir, none of our executive officers or directors beneficially owns 1% or more of our outstanding ordinary shares.

As of March 31, 2014, options to purchase a total of 3,315,610 ordinary shares (including options whose vesting is subject to our meeting specified performance goals) were outstanding under our share incentive plan, of which options to purchase a total of 684,896 ordinary shares were held by our directors and officers (9 persons) as a group. Our share incentive plan is administered by the board of directors, which is empowered, subject to applicable law, to determine the optionees, dates of grant and the exercise price of options. Unless otherwise decided by our board of directors, options granted under the share incentive plan are non-assignable except by the laws of descent. The outstanding options are exercisable at purchase prices which range from $0.01 to $11.46 per share. Option awards generally vest over periods of between three to seven years and generally have a contractual term of from seven to eleven years.

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

The foregoing options granted to each of Mr. Tamir and Mr. Paneth, if vested and exercised in full, would constitute an aggregate of approximately 0.3% of our ordinary shares per year, or an aggregate of 1.1% of our outstanding ordinary shares for all of his five option tranches. These percentages are based on the number of ordinary shares outstanding on March 31, 2014, after giving effect to the exercise of such person’s options. To date, no options vested under these grants.

Under U.S. GAAP, until such time as the performance conditions are assumed to be satisfied, the ordinary shares underlying such options are not treated as being outstanding for purposes of computing our fully diluted earnings per share.

ITEM 7.                     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            MAJOR SHAREHOLDERS

To our knowledge, (A) we are not directly or indirectly owned or controlled (i) by another corporation or (ii) by any foreign government, and (B) there are no arrangements, the operation of which may at a subsequent date result in a change in control of Orckit.

The following table sets forth, as of March 31, 2014, the number of our ordinary shares, which constitute our only voting securities, beneficially owned by (i) all shareholders known to us to own more than 5% of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group. The voting rights of all shareholders are the same. Beneficial ownership is determined in accordance with the rules of the SEC based on voting and investment power with respect to such ordinary shares. Ordinary shares issuable pursuant to options, warrants or convertible notes that are currently exercisable or exercisable or convertible within 60 days of March 31, 2014 are deemed to be outstanding and to be beneficially owned by the person holding such options, warrants or notes for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder or is based on the most recent Schedule 13D or 13G filed with the SEC and, unless otherwise indicated, we believe that persons named in the table have sole voting and sole investment power with respect to all the Ordinary Shares shown as beneficially owned, subject to community property laws, where applicable. As of March 31, 2014, 31,095,335 of our ordinary shares were outstanding.

Identity of Person or Group	Number of Ordinary Shares		Percent Beneficially Owned
Izhak Tamir	4,850,409	(1)	15.5%
All directors and executive officers as a group (8 persons)	6,800,357	(2)	21.8%

 (1) Includes (i) 4,747,409 ordinary shares, (ii) 25,000 ordinary shares issuable upon the exercise of warrants at an exercise price of $5.66 per share and (iv) 78,000 ordinary shares issuable upon the exercise of warrants at an exercise price of $3.50 per share.

(2)   Includes 542,540 ordinary shares issuable upon the exercise of options, warrants and convertible notes held by our directors and executive officers that are currently vested or vest within 60 days following March 31, 2014.

As of June 15, 2011, Mr. Tamir each beneficially owned 2,685,367 ordinary shares, or 11.2% of our outstanding ordinary shares, and Mr. Paneth beneficially owned 2,003,617 ordinary shares, or 8.6% of our outstanding ordinary shares. The changes in their respective holdings reflected above were caused by the following events: (i)the purchase in June 2011 by Mr. Tamir of NIS 6,731,000 principal amount of our Series B notes (approximately $1.99 million based on the U.S. Dollar/NIS exchange rate at that time) and by Mr. Paneth of NIS 546,000 principal amount of our Series B notes (approximately $160,000 based on the U.S. Dollar/NIS exchange rate at that time), on the same terms as our public offering of these notes in Israel; (ii) the termination in December 2011 of the variable forward sale contract with Credit Suisse Capital LLC entered into in March 2006 between each of Mr. Tamir and Mr. Paneth with respect to 420,000 ordinary shares each; (iii) the expiration on June 23, 2012 of options held by each of Mr. Tamir and Mr. Paneth to purchase 420,000 ordinary shares at an exercise price of $27.14 per share; and (iv) the conversion on July 16, 2012 of the Series B notes referenced in clause (i) above into 3,678,142 ordinary shares by Mr. Tamir and 298,361 ordinary by Mr. Paneth, at a conversion price of NIS 1.83 per share (approximately $0.47 based on the U.S. Dollar/NIS exchange rate at that time). As of March 31, 2014, Mr. Paneth beneficially owned less than 5% of our outstanding ordinary shares.

As of May 1, 2012, Catalyst Private Equity Partners (Israel) II, LP and affiliated funds beneficially owned 1,370,625 of our ordinary shares, or 5.8% of our outstanding shares.  Catalyst's holdings included 401,454 ordinary shares issuable upon the exercise of warrants at an exercise price of $3.50 per share and 372,400 ordinary shares issuable upon the conversion of Series B notes at a conversion price of NIS 10.00 per share (prior to the 2012 Arrangement). On March 14, 2013, Catalyst filed a Schedule 13G reporting beneficial ownership of only 401,454 ordinary shares represented by such warrants, or 1.3% of our outstanding shares.

As of April 22, 2014, there were 29 holders of record of our ordinary shares in the United States who collectively held approximately 85% of our outstanding ordinary shares.  The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

B.           RELATED PARTY TRANSACTIONS

None.

C.           INTERESTS OF EXPERTS AND COUNSEL

Not applicable

ITEM 8.                     FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings

We are not party to any legal proceedings.

Dividend Policy

For a discussion of our dividend policy, please see “Item 5.B – Operating and Financial Review and Prospects – Liquidity and Capital Resources – Dividend Policy.”

Significant Changes

No significant change has occurred since December 31, 2013, except as otherwise disclosed in this Annual Report.

ITEM 9.                     THE OFFER AND LISTING

A.            OFFER AND LISTING DETAILS

Our ordinary shares are quoted on the OTCQB under the symbol “ORCT” and on the maintenance list of the TASE.

The following table sets forth, for the periods indicated, the high and low sale prices of our ordinary shares as reported on the NASDAQ Global Market through March 29, 2012, on the NASDAQ Capital Market from March 30, 2012 through June 21, 2012 and on the OTCQB since June 22, 2012.

Calendar Year	Price Per Share
	High	Low
2013	$0.45	$0.11
2012	$0.86	$0.11
2011	$3.35	$0.84
2010	$5.81	$2.18
2009	$4.39	$1.77

Calendar Period	Price Per Share
2014	High	Low
First Quarter	$0.12	$0.05
Second Quarter (through April 14, 2014)	$0.07	$0.04

2013	High	Low
First Quarter	$0.51	$0.15
Second Quarter	$0.23	$0.18
Third Quarter	$0.3	$0.12
Fourth Quarter	$0.18	$0.11
2012	High	Low
First Quarter	$0.86	$0.38
Second Quarter	$0.65	$0.15
Third Quarter	$0.25	$0.15
Fourth Quarter	$0.27	$0.11

Calendar Month	Price Per Share
	High	Low
2014
April (through April 14, 2013)	$0.07	$0.04
March	$0.11	$0.05
February	$0.12	$0.08
January	$0.12	$0.09
2013
December	$0.18	$0.13
November	$0.17	$0.13
October	$0.16	$0.11

The following table sets forth, for the periods indicated, the high and low sale prices of our ordinary shares as reported on the Tel-Aviv Stock Exchange.

Calendar Year	Price Per Share
	High	Low
2013	$0.46	$0.13
2012	$0.90	$0.13
2011	$3.25	$0.82
2010	$5.79	$2.29
2009	$4.45	$1.90

Calendar Period	Price Per Share
2014	High	Low
First Quarter	$0.11	$0.05
Second Quarter (through April 14, 2014)	$0.06	$0.04
2013
First Quarter	$0.48	$0.13
Second Quarter	$0.46	$0.15
Third Quarter	$0.34	$0.14
Fourth Quarter	$0.16	$0.10
2012
First Quarter	$0.90	$0.41
Second Quarter	$0.51	$0.21
Third Quarter	$0.25	$0.16
Fourth Quarter	$0.25	$0.13

Calendar Month	Price Per Share
	High	Low
2014
April (through April 14, 2013)	$0.06	$0.04
March	$0.08	$0.05
February	$0.09	$0.08
January	$0.11	$0.08
2013
December	$0.15	$0.10
November	$0.15	$0.13
October	$0.16	$0.14

The share prices as presented above in U.S. dollars were originally denominated in NIS and were converted to U.S. dollars using the representative exchange rate between the US dollar and the NIS published by the Bank of Israel for each applicable day in the presented period.

B.            PLAN OF DISTRIBUTION

Not applicable

C.           MARKETS

Our ordinary shares are quoted on the OTCQB under the symbol ORCT.  Our ordinary shares are also listed on the maintenance list of the TASE. See Item 9A of this Annual Report.

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

Approval of Certain Transactions

Under the Companies Law, a public company must adopt a compensation policy, recommended by the compensation committee and approved by the board of directors and the shareholders, in that order. The shareholder approval requires a majority of the votes cast by shareholders, excluding any controlling shareholder and those who have a personal interest in the matter (similar to the threshold described in the next paragraph below). Our shareholders approved such a policy in July 2013. In general, all office holders’ terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability – must comply with the company's compensation policy. In addition, the compensation terms of directors, the chief executive officer, and any employee or service provider who is considered a controlling shareholder generally must be approved separately by the compensation committee, the board of directors and the shareholders of the company, in that order. The compensation terms of other officers require the approval of the compensation committee and the board of directors. In addition, under the Companies Law and our articles of association, other types of transactions with our officers or directors or a transaction with another person in which such officer or director has a personal interest must be approved by our board of directors, and if such transaction is considered an extraordinary transaction (as defined below), the transaction must be approved by the audit committee and the board of directors.

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

2012 Arrangement with Note Holders (the "2012 Arrangement")

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

Because it was likely that the holders of the Series A notes would request early redemption of their notes in March 2012, in the fourth quarter of 2011, we and the representatives of the Series A note holders entered into negotiations with respect to the terms of an arrangement that would defer the payments to the note holders that request early redemption in consideration for decreasing the conversion prices of the notes. The negotiations on the terms of a proposed arrangement on our behalf were led by independent members of our Board of Directors.  On January 9, 2012, we reached an agreement in principle regarding the fundamental terms of the 2012 Arrangement with the representatives of our Series A note holders. The representatives of our Series B note holders then became part of these negotiations because any such arrangement would require their approval.

On February 15, 2012, following the approval of our audit committee and board of directors, we entered into a written agreement regarding the terms of the 2012 Arrangement with the representatives of our Series A note holders and the representatives of our Series B note holders.  On February 22, 2012, we filed a petition with the District Court of Tel Aviv regarding the 2012 Arrangement, as required by Section 350 of the Companies Law.  On March 2, 2012, the Court approved our request to convene meetings of our Series A note holders, our Series B note holders and our shareholders to vote upon the 2012 Arrangement.

At the Extraordinary Meeting of Shareholders held on April 19, 2012 (adjourned from its original date of April 15, 2012), our shareholders approved the 2012 Arrangement by the requisite majority and approved an increase in our authorized share capital from 95,000,000 ordinary shares to 170,000,000 ordinary, effective upon the effective date of the 2012 Arrangement.

On May 10, 2012, we held a joint meeting of our Series A note holders and Series B note holders to approve the 2012 Arrangement, and voting by written ballot was open until May 13, 2012.  The holders of the Series A and Series B notes unanimously and duly approved the 2012 Arrangement and the amended trust agreement related thereto.

On May 14, 2012, we filed a petition with the Court requesting its final approval of the 2012 Arrangement, subject to the satisfaction of all closing conditions. On June 19, 2012, we received the final approval of the District Court of Tel Aviv to the 2012 Arrangement, following the approval of the Tel Aviv Stock Exchange and the Israel Securities Authority.

On July 2, 2012, we consummated the 2012 Arrangement with the holders of our Series A notes and Series B notes.

Terms of the 2012 Arrangement

The main provisions of the 2102 Arrangement are summarized below.

Early Redemption of Notes

Under the 2012 Arrangement, we have paid an aggregate of approximately $11.6 million to our note holders, as set forth below:

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

The remaining balance is as follows ($ in millions):

Payment Date	Series A Notes	Series B Notes
July 2014	12.5	0.2
December 2017	-	4.4

Conversion of Notes into Ordinary Shares

Pursuant to the terms of the 2012 Arrangement, the conversion price of the Series A notes was reduced from NIS 63.00 (approximately $16.88 as of December 31, 2012) per share to NIS 1.37 (approximately $0.37) per share during the period from July 3, 2012 to July 22, 2012. Thereafter, the conversion price of the Series A notes increased to NIS 7.61 (approximately $2.04) per share. The conversion price of the Series B notes was reduced from NIS 10.00 (approximately $2.68) per share to NIS 7.61 (approximately $2.04) per share during the period from July 3, 2012 to July 12, 2012. Thereafter, the conversion price of the Series B notes was further reduced to NIS 1.83 (approximately $0.49) per share until August 6, 2012. Thereafter, the conversion price of the Series B notes returned to NIS 7.61 per share.

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

The foregoing does not include NIS 26,000,000 (approximately $7.2 million based on the U.S. Dollar/NIS exchange rate at April 10, 2013) aggregate principal amount of Series A notes that were purchased in the open market by one of our subsidiaries in 2009, which are now secured by a lien in favor of the trustee of Series A notes. Since our balance sheet is consolidated with that of our subsidiaries, these notes are not included among our consolidated liabilities. Our subsidiary does not plan to convert the notes into ordinary shares and is prohibited under the terms of the 2012 Arrangement from selling them or from requesting the early redemption thereof.

Forced Conversion

Pursuant to the 2012 Arrangement, we have the right to force the conversion of the Series A notes and the Series B notes at the price of $1.95 per share if the prevailing market price of our ordinary shares is at least $3.00 per share. Prevailing market price is the price on the Tel Aviv Stock Exchange for any 20 trading days within a period of 30 consecutive trading days.

Additional Provisions

The 2012 Arrangement also included the following material provisions:

Until January 1, 2014, we were not permitted, directly or indirectly, to repurchase any Series A notes or Series B notes, unless the price per NIS 1.00 principal amount of the notes is not more than NIS 0.60.

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

We are permitted to incur debt that is senior to the notes, subject to the following principle conditions: (i) the amount of our senior debt outstanding may not exceed $5 million; (ii) senior debt may be incurred no earlier than August 1, 2012 and only after we have used our best efforts to effect an equity financing; and (iii) we must ensure that our early redemption payments to our Series A note holders and Series B note holders due on October 2, 2012 in accordance with the 2012 Arrangement will be timely made. We have already satisfied the second and third conditions.

We are not permitted to distribute dividends or to engage in transactions with controlling shareholders (if any), in each case until the fourth early redemption payment date of July 1, 2014.

We were required to reimburse the representatives of the Series A note holders and the representatives of the Series B note holders for the expenses incurred by them in connection with the 2012 Arrangement.

The note holders, Orckit and our office holders waived any claims against each other related to the period ending on the effective date of the 2012 Arrangement.   The parties to the waiver also agreed that no claim or demand would be made against us or our officers and directors in connection with the 2012 Arrangement or the approval thereof.

Conditions Precedent

The 2012 Arrangement was subject to the satisfaction of the following material conditions by million. At the time, these notes had an aggregate principal amount of $6.3 million, which has increased since then due to increases in the CPI and the exchange rate.

Most of the dollar amounts set forth in this Item 10.C are denominated in NIS in the relevant documents. The U.S. dollar amounts set forth above have been translated for convenience according to an exchange rate which was the representative rate of exchange published by the Bank of Israel at the applicable date.

Patent and Financing Transactions

On March 12, 2013, we entered into a Strategic Investment Agreement with Networks3, Inc., a non-practicing entity controlled by Hudson Bay Capital. Pursuant to the agreement, Networks3 was to pay us $8 million upon closing, of which $5 million was for the purchase of our patent portfolio, $2.5 million was for the purchase of 4,747,409 of our newly issued ordinary shares at the price of $0.52 per share (constituting approximately 13.3% of our outstanding share capital after giving effect to the issuance thereof), and $0.5 million was for the purchase of an unsecured subordinated note in the principal amount of $0.5 million. The note was to bear interest at the applicable federal rate (approximately 1% per year), as to mature on the third anniversary of the closing and was to be guaranteed by Corrigent.  Of such proceeds, $5 million was designated to repay our Senior A notes and Senior B notes, and $3 million was required to be used to finance our ongoing activities.

In addition, we were to be issued common stock of Networks3 constituting 10% of its outstanding capital stock (after giving effect to the issuance thereof) and were to have the right to receive a percentage of the profits of Networks3, if any, generated in the future by payments from third parties for past and future use of patents in the patent portfolio.  Our participation percentage was to start at 25% of aggregate profits in excess of $7.5 million and was to decrease in steps down to 5% of profits in excess of $250 million.

The closing of the Strategic Investment Agreement was conditioned upon various conditions, including the approval of the Israeli Office of the Chief Scientist of the sale of the patent portfolio on terms acceptable to Networks3 in its sole discretion, the retirement of our Senior A notes and Senior B notes, and our having at least $1.0 million in cash on the closing date and no debt (other than certain existing debt). The retirement of the notes required a court approved arrangement with the note holders under Section 350 of the Israeli Companies Law.

On March 12, 2013, we also entered into a Note Purchase Agreement with two funds managed by Hudson Bay Capital to issue and sell to them senior secured notes in the aggregate principal amount of $5 million.  This transaction was consummated on March 18, 2013. The notes bore interest at the rate of 1.5% per year until July 30, 2013 and 15% per year thereafter. The notes were due on the earlier of May 31, 2014 and the closing of the transactions contemplated by the aforementioned Strategic Investment Agreement. We had the right to redeem the notes at any time, in whole or in part. If an event of default occurred and the notes were redeemed after July 1, 2013, by either by the holders thereof or by us, or if a bankruptcy event or a change of control of Orckit occurred at any time, we would have been required to pay an additional 20% of the outstanding principal amount plus all the interest that would have accrued under the notes until the scheduled maturity date. The notes were secured by a first priority lien on the patent portfolio of Orckit and Orckit-Corrigent and were guaranteed by Orckit-Corrigent.

On August 11, 2013, Networks notified us of its decision to terminate the Strategic Investment Agreement due to our alleged failure to obtain the approval of the OCS on terms satisfactory to Networks3 of the sale of our patents to Networks3. We rejected such allegation and intend to pursue legal action in accordance with our rights under such agreement.

The Strategic Investment Agreement, the Note Purchase Agreement and the material exhibits thereto are filed as exhibits to this annual report. The foregoing summary does not purport to be comprehensive and is qualified in its entirety by reference to such agreements.

Proposed Arrangement

On March 5, 2014, we reached an agreement in principle with the representatives of the holders of our Series A notes and Series B notes with respect to a proposed arrangement under Section 350 of the Companies Law, and on April 10, 2014, we filed a request with the Tel Aviv District Court to allow us to convene a meeting of our shareholders and significant creditors to approve the proposed arrangement, which was approved on April 13, 2014. We have scheduled the creditors' meeting for May 4, 2014 and the shareholders' meeting for May 14, 2014.

The debt that is subject to the proposed arrangement consists of the following:

•
obligations owing to the holders of our Series A notes and Series B notes in respect of principal, accrued interest and CPI adjustments at the consummation of the arrangement, which as of March 31, 2014 equaled in the aggregate approximately NIS 62.2 million (approximately $17.8 million);

•
obligations currently owing to the OCS for research and development grants and accrued interest at the time of the arrangement, which as of December 31, 2013 equaled in the aggregate approximately NIS 5.2 million (approximately $1.5 million) (excluding contingent obligations owing to the OCS in the amount of approximately $21.3 million); and

•
obligations owing to Mr. Tamir and Mr. Paneth for employment-related obligations in the amount of approximately NIS 4.1 million (approximately $1.18 million) as of December 31, 2013, unpaid salary of Mr. Tamir for the period commencing January 1, 2014 and ending upon the consummation of the arrangement and notice and severance payments of Mr. Tamir.

The amount of debt owing to each of Mr. Tamir and Mr. Paneth will be subject to review by Mr. Lion Orlizki, an independent assessor.

Set forth below are the highlights of the proposed arrangement:

•	90% of our Series A notes and Series B notes, less our cash balance in excess of $1.0 million, would be exchanged for Series C notes in the principal amount thereof;

•	all of our currently outstanding ordinary shares would be cancelled, including the shares held by Mr. Tamir and Mr. Paneth;

•	the remaining balance of our financial obligations in respect of our Series A notes and Series B notes would be cancelled in exchange for newly issued ordinary shares;

•
the repayment terms of the applicable obligations to the OCS, Mr. Tamir and Mr. Paneth would be restructured, and additional ordinary shares may be issued to them in connection with such restructuring;

•
Mr. Izhak Tamir would continue to serve as our Chief Executive Officer for at least three months following the consummation of the arrangement and would assist us as requested for at least 24 months following the consummation of the arrangement in the area of customer support, including adapting our customer contracts to our current financial situation;

•
Mr. Tamir would continue to provide assistance to us following such 24 months for no compensation with respect to monetization of our patents, provided that such assistance would not require non-negligible efforts. In event that non-negligible efforts are required, Mr. Tamir would be compensated separately;

•	Mr. Tamir would assist us as requested for an indefinite period with respect to certain litigation matters, at our cost;

•
all non-external members of our board of directors would resign from their positions, and the chief executive officer, any other officers and new directors to serve upon consummation of the arrangement, would be designated by the Series A and Series B note holders;

•
the Series C notes would be secured, on a non-recourse basis, by our accounts receivable, intellectual property, license fees and litigation proceeds resulting from our claims against Networks3 and Hudson Bay Capital (the “Secured Proceeds”);

•
the Series C notes would accrue interest at 9.5% per year, payable annually out of the Secured Proceeds or, to the extent such proceeds are insufficient, such amount will be added to the principal amount of the Series C notes;

•	the Series C notes will not be linked to the consumer price index and will not be convertible into ordinary shares;

•	the Series C notes would mature on December 31, 2017;

•
the Series C notes would be entitled to early redemption payments on a quarterly basis out of the funds generated by the secured assets and 40% of the net proceeds of any third-party financing raised by us;

•	any cash in excess of $1.0 million at the closing of the proposed restructuring would be used to redeem Series A notes and Series B notes;

•	a mechanism would be established to ensure the continued support of our existing customers;

•
there would be a mutual waiver of any claims against the holders of the Series A notes and Series B notes and their trustees, representatives and advisors, the other significant creditors (with respect to the applicable debts) and, subject to Mr. Tamir’s compliance with his aforementioned undertakings, us and our directors and employees, with respect to any claims for actions and omission until the closing of the proposed arrangement; and

•
our organizational documents would be amended to limit the scope of our activity to collecting accounts receivable from customers or in connection with ongoing projects, supplying products and services to customers, monetiziation of intellectual property, and litigation against Networks3 and Hudson Bay Capital.

The proposed arrangement is subject to the satisfaction of the following material conditions:

•	the requisite approvals of the arrangement by our shareholders and significant creditors;

•	the approval of our shareholders, or an order of the Court stating that the approval of our shareholders is not required;

•	the approval of the TASE;

•
a ruling of the Israeli Tax Authority with respect to the tax ramifications of the arrangement in a way that do not materially adversely affects the creditors; tax considerations could result in changes to the structure of the arrangement; and

•	the final approval of the Court.

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

Sale, Exchange or Other Taxable Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Status,” a U.S. Holder’s sale, exchange or other taxable disposition of ordinary shares generally will result in the recognition by such U.S. Holder of capital gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s tax basis in the ordinary shares disposed of (determined in U.S. dollars).  This gain or loss will be long-term capital gain or loss if such ordinary shares have been held or are deemed to have been held for more than one year at the time of the disposition.  Individual U.S. Holders currently are subject to a maximum tax rate of 15% on long-term capital gains for tax years beginning on or before December 31, 2012. Beginning in 2013, the maximum tax rate applicable to long-term capital is 20%. Short-term capital gains generally are taxed at the same rates applicable to ordinary income.  If the U.S. Holder’s holding period on the date of the taxable disposition is one year or less, such gain or loss is treated as a short-term capital gain or loss.  See “Israeli Tax Considerations —Capital Gains Tax” for a discussion of taxation by Israel of capital gains realized on sales of our ordinary shares.  Any capital loss realized upon the taxable disposition of ordinary shares generally is deductible only against capital gains and not against ordinary income, except that non-corporate U.S. Holders generally may deduct annually from ordinary income up to $3,000 of capital losses in excess of capital gains.  In general, any capital gain or loss recognized by a U.S. Holder upon the taxable disposition of ordinary shares will be treated as U.S.-source income or loss for U.S. foreign tax credit purposes, although the tax treaty between the United States and Israel may permit gain derived from the taxable disposition of ordinary shares by a U.S. Holder to be treated as foreign-source income for U.S. foreign tax credit purposes.

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

Based on the approach to valuation of a public company's assets set forth in the legislative history of the 1997 Act, we believe, based on the composition of our gross income, the composition and value of our gross assets and the amount of our liabilities, that we would be deemed to have been a PFIC during each of 2002, 2003, 2004, 2007, 2008 and 2009, but not during each of 2005, 2006, 2010, 2011 2012 or 2013. There can be no assurance that we will not be deemed a PFIC in any future tax year.

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

The implementation of many aspects of the Code’s PFIC rules requires the issuance of Treasury Regulations which in many instances have yet to be promulgated and which may have retroactive effect when promulgated.  We cannot be sure that any of these regulations will be promulgated or, if so, what form they will take or what effect they will have on the foregoing discussion.  For example, under legislation enacted by the U.S. in 2010, U.S. Holders are required to file a special information return for each year in which we are treated as a PFIC.

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

On April 1, 2005, an amendment to the Investments Law came into force. Pursuant to the amendment, a company’s facility will be granted the status of “Approved Enterprise” only if it is proven to be an industrial facility (as defined in the Investments Law) that contributes to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product. The amendment provides that the Israeli Tax Authority and not the Investment Center will be responsible for an Approved Enterprise under the alternative package of benefits, referred to as a “Benefited Enterprise.” A company wishing to receive the tax benefits afforded to a Benefited Enterprise is required to select the tax year from which the period of benefits under the Investment Law are to commence by simply notifying the Israeli Tax Authority on the earlier of the last date available for filing of the tax return for such year or within 12 months of the end of such year. In order to be recognized as owning a Benefited Enterprise, a company is required to meet a number of conditions set forth in the amendment, including making a minimal investment in manufacturing assets for the Benefited Enterprise. The amendment applies to approved enterprise programs in which the year of election under the Investments Law is 2004 or later, unless such programs received approval from the Investment Center on or prior to March 31, 2005, in which case the amendment provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. There can be no assurance that we will receive future benefits under such amendment to the Investments Law. Part of our income has been generated through our Approved Enterprises. If a company that has elected the “alternative package” distributes to its shareholders a cash dividend from tax-exempt income attributable to it, it would incur a tax liability on the amount distributed at the rate (10% to 25%) which would have been applicable had the company not elected the alternate package, and it will have to withhold tax at the rate of 15% (or 20% for income derived as of the 2014 tax year) with respect to the dividend distributed.

Reform of the Investments Law - 2011

On December 29, 2010, the Israeli parliament approved an amendment to the Investments Law, effective as of January 1, 2011, which constitutes a reform of the incentives regime under such law. This amendment revises the objectives of the Investments Law to focus on achieving enhanced growth in the business sector, improving the Israeli industry’s competitiveness in international markets and creating employment and development opportunities in remote areas of Israel. The amendment allows enterprises, referred to as "Preferred Enterprises", meeting certain required criteria to enjoy grants as well as tax benefits. The amendment also introduces certain changes to the map of geographic development areas for purposes of the Investments Law, which will take effect in future years.

The amendment generally abolishes the previous tax benefit routes that were afforded under the Investments Law, specifically the tax-exemption periods previously allowed, and introduces new tax benefits for industrial enterprises meeting the criteria of the law, which include the following:

•
A reduced corporate tax rate for industrial enterprises, provided that more than 25% of their annual income is derived from export, which will apply to the enterprise’s entire preferred income so that in the tax years 2011-2012 the reduced tax rate was 10% for preferred income derived from industrial facilities located in development area A and 15% for those located elsewhere in Israel, in the tax year 2013 the reduced tax rate was 7% for development area A and 12.5% for the rest of Israel, and in the tax year 2014 and onwards the reduced tax rate will be 9% for development area A and 16% for the rest of Israel.

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

The amendment will generally apply to preferred income produced or generated by a Preferred Company (as defined in the Investments Law) commencing from January 1, 2011. The amendment provides various transition provisions which allow, under certain circumstances, to apply the new regime to investment programs previously approved or elected under the Investments Law in its previous form.  Although this amendment took effect on January 1, 2011, the transitional provisions of its adoption also allow the company to defer its adoption to future years.

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

Provisions of Israeli tax law may treat a sale of securities listed on a stock exchange differently than the sale of other securities. In the past, the Israeli Tax Authority, or the ITA, has indicated that it does not recognize the OTC Bulletin Board or the Pink Sheets as a “stock exchange” for purposes of the Tax Ordinance. However, the current position of the ITA is to view securities quoted on the OTC Bulletin Board or the Pink Sheets as listed on a “stock exchange” where such securities were previously delisted from a “stock exchange” (such as the Nasdaq Stock Market or the Tel Aviv Stock Exchange), such as our ordinary shares.

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

As of January 1, 2013, shareholders who are Israeli resident individuals who have taxable income that exceeds NIS 800,000 (equivalent to approximately $215,000 on that date) in a tax year (linked to the consumer price index), will be subject to an additional tax, referred to as High Income Tax, at the rate of 2% on their taxable income for such tax year in excess of such amount. For this purpose, taxable income includes taxable capital gains from the sale of our shares and taxable income from dividend distributions.

The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003.  However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on the Tel Aviv Stock Exchange or a recognized stock market outside of Israel, provided that such capital gains are not derived from a permanent establishment in Israel and that such shareholders did not acquire their shares prior to the issuer’s initial public offering (in which case a partial exemption may be available). However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of more than 25% in such non-Israeli corporation, or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

Tax on Dividends

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel.  These sources of income include passive income such as dividends.  On distributions of dividends other than bonus shares or stock dividends, the income tax rate is 25%, or 30% for a shareholder that is considered a significant shareholder at any time during the 12-month period preceding such distribution, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence and a special certificate from the Israeli Tax Authority is provided.  If the income out of which the dividend is being paid is attributable to an Approved Enterprise (or Benefited Enterprise or Preferred Enterprise), the rate is generally 15% (or 20% for income derived in the 2014 tax year or later).  Under the U.S.-Israel Tax Treaty, if the income out of which the dividend is being paid is not attributable to an Approved Enterprise (or Benefited Enterprise or Preferred Enterprise) and if not more than 25% of our gross income consists of interest or dividends, then income tax with respect to shareholders that are U.S. corporations holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year, is required to be withheld at the rate of 12.5%.

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

I.            SUBSIDIARY INFORMATION

Not applicable

ITEM 11.                   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

General

We are exposed to market risk, including movements in interest rates and foreign currency exchange rates.  Our primary market risk exposure occurs because we generate part of our revenues in Dollar, Yen and Euros, but incur a majority of our salaries and related expenses and part of our other expenses in NIS. Our Series A notes and Series B notes are denominated in NIS. As of December 31, 2013, we had debt in NIS under our Series A notes and Series B notes equal to $15.0 million and we had no investments denominated in NIS. This may change in the future.

From time to time, in management’s discretion, we may engage in hedging or other transactions intended to manage risks relating to foreign currency exchange rates. As of December 31, 2013, we were not involved in any hedging transactions.  We may in the future undertake hedging or other similar transactions or invest in market risk sensitive instruments when our management determines that it is necessary to offset these risks.

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

The table below presents our balance sheet exposure as of December 31, 2013 at fair value related to market risk sensitive instruments, mainly short term receivables, cash, cash equivalents and payables in currencies other than U.S. dollars. Substantially all of such balance is in the currencies set forth in the table below. The information is presented in U.S. dollars (in millions), which is our reporting currency (liabilities are presented in brackets).

Please see also the explanatory notes below the table.

New Israeli Shekels	European Euro	Total
(15.9)	0.7	(15.2)

Explanatory notes:

1)           Total balance sheet exposure relating to market risk sensitive instruments is the sum of the absolute figures (excess of liabilities over assets in the amount of $15.9 million). A devaluation of 10% of the U.S. dollar compared to the NIS would cause a decrease in expenses of approximately $1.58 million. A devaluation of 10% of the U.S. dollar compared to the Euro would cause an increase in expenses of approximately $71,000.

2)           The data presented in the table reflects the exposure after taking into account the effect of the “natural” hedging.

Interest Rate Risk Management

As of December 31, 2013, we had $2 million of cash and cash equivalents (including $0.1 million of restricted cash).

Our Series A notes bear interest at the rate of 6% per year and the principal is linked to the Israeli consumer price index. As of December 31, 2013, the total amount of accrued interest was $495,000. Any change to the CPI will impact the overall interest payments.

Our Series B notes bear interest at the rate of  8% per year and are not linked to CPI.

ITEM 12.                   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13.                   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14.                   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15.                   CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2013. The evaluation was performed with the participation of our senior management and under the supervision and with the participation of our chief executive officer and chief financial officer. Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were ineffective as of December 31, 2013. The conclusion is due to the fact that there is a material weakness with respect to segregation of duties.

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

Our management (with the participation of our chief executive officer and chief financial officer) conducted an evaluation, pursuant to Rule 13a-15(c) under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of our internal control over financial reporting based on the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Due to the inherent limitations of our Company, particularly the limited number of finance employees, management's evaluation concluded that there is a material weakness with respect to segregation of duties that may not provide reasonable assurance regarding the reliability of internal control over financial reporting and may not prevent or detect misstatements.

Based on the results of this evaluation, management assessed the effectiveness of our internal control over financial reporting as at December 31, 2013 and concluded that our internal control over financial reporting was not effective as of December 31, 2013 at a reasonable assurance level.

Attestation Report of the Registered Public Accounting Firm

Not applicable.

Changes in Internal Control Over Financial Reporting

In October 2013, the employment of our Controller ceased as part of our general cost-cutting measures, which inhibited our ability to continue to maintain effective internal control over financial reporting at a reasonable assurance level. There were no other changes in our internal control over financial reporting that occurred during 2013 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.                  Audit Committee Financial Expert

Our board of directors has determined that Moshe Nir qualifies as an “audit committee financial expert” as defined in Item 16A of the Form 20-F rules and is “independent” as defined in the applicable regulations.

Item 16B.                 Code of Ethics

Our board of directors has adopted our Code of Ethics, a code that applies to all of our officers, directors and employees.  We will provide our Code of Ethics free of charge to any person who requests a copy of it. Such requests may be sent to our offices in 126 Yigal Alon Street, Tel Aviv, Israel, Attention: CFO.

Item 16C.                  Principal Accountant Fees and Services

At our annual general meeting held in February 18, 2013, our shareholders re-appointed Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, to serve as our independent auditors. These accountants billed the following fees to us for professional services in each of the last two fiscal years:

	Year Ended December 31,
	2013	2012

Audit Fees	$115,000	$105,000
Audit-Related Fees	--	15,000
Tax Fees	--	30,000

Total	$115,000	$150,000

_________________

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

None of the fees paid by us to our independent auditors during 2013 were for services approved pursuant to Rule 2-01(c)(7)(i)(C) of Regulation S-X

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

ITEM 16F.                CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.                CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.                MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.                   FINANCIAL STATEMENTS

See Item 18.

ITEM 18.                   FINANCIAL STATEMENTS

Our consolidated financial statements and related auditors’ report for the year ended December 31, 2013 are attached to this Annual Report, starting at page F-1.

ITEM 19.                   EXHIBITS

The following exhibits are filed as part of this Annual Report:
Exhibit No.	Exhibit
†1.1	Memorandum of Association, as amended (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2012).
1.2	Ninth Amended and Restated Articles of Association (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2012).
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

4.4	Form of Warrant to Purchase Ordinary Shares, issued on April 1, 2010 (incorporated by reference to our Report on Form 6-K filed on March 29, 2010).
4.5	Form of Contingent Warrant to Purchase Ordinary Shares, issued on April 1, 2010 (incorporated by reference to our Report on Form 6-K filed on March 29, 2010).
4.6	Placement Agency Agreement, dated March 26, 2010, by and between Orckit and Roth Capital Partners, LLC. (incorporated by reference to our Report on Form 6-K filed on March 29, 2010).
4.7	Form of Subscription Agreement for Affiliated Investors (incorporated by reference to our Report on Form 6-K filed on March 29, 2010).
4.8
Underwriting Agreement, dated November 30, 2010, by and between Orckit and Cowen and Company, LLC, as representative for the several underwriters (incorporated by reference to our Report on Form 6-K filed on November 30, 2010).

4.9	Form of Subscription Agreement for founders (incorporated by reference to our Report on Form 6-K filed on November 30, 2010).
4.10	Form of Warrant to Purchase Ordinary Shares, issued on December 3, 2010 (incorporated by reference to our Report on Form 6-K filed on November 30, 2010).
†4.11
English summary of undertakings of Izhak Tamir toward the trustees of Orckit's note holders re: undertakings required by the 2012 Arrangement, dated February 20, 2012 (incorporated by reference to Exhibit 4.16 of our Annual Report on Form 20-F for the fiscal year ended December 31, 2011).

†4.12
English summary of undertakings of Eric Paneth toward the trustees of Orckit's note holders re: undertakings required by the 2012 Arrangement, dated February 20, 2012 (incorporated by reference to Exhibit 4.17 of our Annual Report on Form 20-F for the fiscal year ended December 31, 2011).

4.13	Loan Agreement between Orckit and Izhak Tamir, dated March 29, 2012 (incorporated by reference to Exhibit 4.18 of our Annual Report on Form 20-F for the fiscal year ended December 31, 2011).
4.14	Loan Agreement between Orckit and Eric Paneth, dated March 29, 2012 (incorporated by reference to Exhibit 4.19 of our Annual Report on Form 20-F for the fiscal year ended December 31, 2011).
†4.15
English summary of the terms and conditions of Series A convertible notes, as amended pursuant to the 2012 Arrangement on July 2, 2102 (incorporated by reference to Exhibit 4.20 of our Annual Report on Form 20-F for the fiscal year ended December 31, 2011).

†4.16
English summary of the terms and conditions of Series B convertible notes, as amended pursuant to the 2012 Arrangement on July 2, 2012 (incorporated by reference to Exhibit 4.21 of our Annual Report on Form 20-F for the fiscal year ended December 31, 2011).

4.17	Strategic Investment Agreement, dated as of March 12, 2013, between Orckit and Networks3, Inc. (incorporated by reference to our Report on Form 6-K/A filed on March 13, 2013).
4.18	Form of Subordinated Promissory Note (incorporated by reference to our Report on Form 6-K/A filed on March 13, 2013).
4.19	Form of Guaranty by Corrigent of Subordinated Promissory Note (incorporated by reference to our Report on Form 6-K/A filed on March 13, 2013).
4.20	Form of Investors' Rights Agreement among Networks3 and the shareholders named therein (incorporated by reference to our Report on Form 6-K/A filed on March 13, 2013).
4.21	Note Purchase Agreement, dated as of March of 12, 2013, among Orckit and the Buyers named therein (incorporated by reference to our Report on Form 6-K/A filed on March 13, 2013).
4.22	Form of Senior Secured Promissory Note (incorporated by reference to our Report on Form 6-K/A filed on March 13, 2013).
4.23	Form of Pledge and Security Agreement among Orckit, Corrigent and the Collateral Agent (incorporated by reference to our Report on Form 6-K/A filed on March 13, 2013).

4.24	Form of Guaranty by Corrigent of Senior Secured Promissory Note (incorporated by reference to our Report on Form 6-K/A filed on March 13, 2013).
8.1*	Subsidiaries of Orckit Communications Ltd.
12.1*	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act
13.1*	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act
101.1**
Interactive Data Files (in XBRL format) of the following materials from our Annual Report on Form 20-F for the year ended December 31, 2013: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, and (iii) Consolidated Statements of Changes in Equity (Capital Deficiency), (iv) Consolidated Statements of Cash Flows and (v) Notes to Financial Statements

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
Name: Izhak Tamir
Title: Chief Executive Officer
Date: April 30, 2014

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

101*
Interactive Data Files (in XBRL format) of the following materials from our Annual Report on Form 20-F for the year ended December 31, 2013: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, and (iii) Consolidated Statements of Changes in Equity (Capital Deficiency), (iv) Consolidated Statements of Cash Flows and (v) Notes to Financial Statements

__________________
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

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
2013 CONSOLIDATED FINANCIAL STATEMENTS

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
2013 CONSOLIDATED FINANCIAL STATEMENTS

The amounts are stated in U.S. dollars ($) in thousands.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders of
ORCKIT COMMUNICATIONS LTD.

We have audited the accompanying consolidated balance sheets of Orckit Communications Ltd. and its subsidiaries (“the Company”) as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive loss, statements of changes in shareholders' equity (capital deficiency) and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes  examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has a capital deficiency, recurring losses, negative cash flows from operating activities and has significant future commitments to repay its convertible subordinated notes. These facts raise substantial doubt as to the Company's ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that may be necessary should the Company be unable to continue as a going concern.

Tel Aviv, Israel	/s/ Kesselman & Kesselman
April 30, 2014	Certified Public Accountants (Isr.)
A member of PricewaterhouseCoopers International Limited

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 6812508, Israel, P.O Box 50005 Tel-Aviv 6150001 Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	December 31
	2012	2013
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$2,873	$1,841
Restricted cash	354	117
Trade receivables	3,869	2,021
Inventories	3,708	1,076
Other current assets	1,664	1,340
T O T A L CURRENT ASSETS	12,468	6,395

LONG-TERM TRADE RECEIVABLES	577	662
SEVERANCE PAY FUND	1,603	1,526
PROPERTY AND EQUIPMENT, net	851	449
T O T A L ASSETS	$15,499	$9,032
Liabilities and capital deficiency
CURRENT LIABILITIES:
Trade payables	$1,383	$1,229
Accrued expenses and other payables	4,382	4,311
Deferred income	1,555	1,204
Convertible subordinated notes, series A (note 4)	1,377	12,655
Convertible subordinated notes, series B (note 4)	18	44
T O T A L CURRENT LIABILITIES	8,715	19,443
LONG-TERM LIABILITIES:
Accrued severance pay and other	1,956	1,520
Deferred income	717	775
Convertible subordinated notes, Series A (note 4)	11,588	-,-
Convertible subordinated notes, Series B (note 4)	510	877
Long-term convertible loan from shareholders (note 5)	400	400
T O T A L LONG-TERM LIABILITIES	15,171	3,572
COMMITMENTS AND CONTINGENCIES (note 6)
T O T A L LIABILITIES	23,886	23,015
CAPITAL DEFICIENCY (note 7):
Share capital - ordinary shares of no par value
(authorized: December 31, 2012 and 2013 - 170,000,000 shares; issued: December 31, 2012 - 33,686,134 shares; December 31, 2013 - 33,740,174 shares; outstanding: December 31, 2012- 31,041,295 shares; December 31, 2013 - 31,095,335 shares) and additional paid in capital	362,590	362,948
Warrants	3,588	3,588
Accumulated deficit	(368,921)	(374,875)
Treasury shares, at cost (2,644,839 ordinary shares)	(5,644)	(5,644)
T O T A L CAPITAL DEFICIENCY	(8,387)	(13,983)
T O T A L LIABILITIES AND CAPITAL DEFICIENCY	$15,499	$9,032

The accompanying notes are an integral part of these consolidated financial statements.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(U.S. dollars in thousands, except per share data)

	Year ended December 31
	2011	2012	2013
REVENUES	$15,585	$11,193	$8,176
COST OF REVENUES	(8,646)	(4,069)	(4,715)
GROSS PROFIT	6,939	7,124	3,461
RESEARCH AND DEVELOPMENT EXPENSES - net	(9,909)	(5,523)	(2,173)
SELLING, GENERAL AND ADMINISTRATIVE
EXPENSES	(13,419)	(8,908)	(4,338)
OPERATING LOSS	(16,389)	(7,307)	(3,050)
FINANCIAL EXPENSES - net	(4,991)	(1,473)	(2,307)
INCOME (EXPENSES) FROM DEVALUATION (REVALUATION)
OF CONVERSION FEATURE EMBEDDED IN SERIES A
CONVERTIBLE NOTES (note 4)	1	(118)	22
INCOME (EXPENSES) FROM DEVALUATION OF SERIES B
CONVERTIBLE NOTES (note 4)	3,621	1,985	(550)
OTHER INCOME (EXPENSES) (note 10j)	369	446	(69)
NET LOSS	$(17,389)	$(6,467)	$(5,954)
LOSS PER SHARE (“EPS”) (note 10i, 1n):
Basic	$(0.77)	$(0.24)	$(0.19)
Diluted	$(0.84)	$(0.27)	$(0.19)

WEIGHTED AVERAGE NUMBER OF SHARES
USED IN COMPUTATION OF EPS (in thousands):
Basic	22,689	26,477	31,068
Diluted	24,484	29,830	31,068
NET LOSS	$(17,389)	$(6,467)	$(5,954)
OTHER COMPREHENSIVE LOSS:
GAIN (LOSS) ON AVAILABLE-FOR-SALE MARKETABLE SECURITIES	261	(205)	-,-
COMPREHENSIVE LOSS FOR THE YEAR	$(17,128)	$(6,672)	$(5,954)

The accompanying notes are an integral part of these consolidated financial statements.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CAPITAL DEFICIENCY)
(U.S. dollars in thousands)

	Share capital and additional
	paid in capital				Accumulated		Total
	Number of				other		shareholders'
	shares			Accumulated	comprehensive	Treasury	equity (capital
	(in thousands)	Amount	Warrants	deficit	income (loss)	shares	deficiency)

BALANCE AT DECEMBER 31, 2010	22,484	358,589	3,428	(345,065)	(56)	(5,644)	11,252
CHANGES DURING 2011:
Comprehensive income (loss)				(17,389)	261		(17,128)
Issuance of share capital and warrants, net of issuance costs	240	500	160				660
Exercise of options granted to employees	37	15					15
Compensation related to employee stock option grants		1,086					1,086
BALANCE AT DECEMBER 31, 2011	22,761	360,190	3,588	(362,454)	205	(5,644)	(4,115)
CHANGES DURING 2012:
Comprehensive loss				(6,467)	(205)		(6,672)
Issuance of ordinary shares upon conversion of convertible subordinated note, series A	2,380	506					506
Issuance of ordinary shares upon conversion of convertible subordinated note, series B	5,858	1,304					1,304
Exercise of options granted to employees	42	*					*
Compensation related to employee stock option grants		590					590
BALANCE AT DECEMBER 31, 2012	31,041	362,590	3,588	(368,921)	-,-	(5,644)	(8,387)
CHANGES DURING 2013:
Comprehensive loss				(5,954)			(5,954)
Issuance of ordinary shares upon conversion of convertible subordinated note, series A	46	1					1
Exercise of options granted to employees	8	*					*
Compensation related to employee stock option grants		357					357
BALANCE AT DECEMBER 31, 2013	31,095	362,948	3,588	(374,875)	-,-	(5,644)	(13,983)

*	Represents an amount less than a thousand.

The accompanying notes are an integral part of the consolidated financial statements.

(Continued) - 1

 ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended December 31
	2011	2012	2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(17,389)	$(6,467)	$(5,954)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization:
Property and equipment	526	509	448
Deferred issuance costs	139	34	-,-
Gain from disposal of property and equipment	-,-	(407)	-,-
Accrued interest, premium amortization and loss, net from sale of marketable securities	2,063	664	-,-
Impairment of marketable securities	2,772	-,-	-,-
Inventory write off		849	2,286
Decrease in accrued severance pay	(522)	(96)	(155)
Compensation related to employee stock option grants	1,086	590	357
Adjustments in the value of series A convertible notes	(256)	(754)	1,107
Change in market value of series B convertible notes, net	(3,621)	(1,985)	550
Gain from the sale of an equity investment	(369)	-,-	-,-
Increase in other long-term liabilities	20	20	-,-
Changes in operating assets and liabilities:
Decrease in trade receivables and other current assets	1,101	2,610	2,087
Decrease in trade payables, accrued expenses and other payables	(1,522)	(2,866)	(506)
Increase (decrease) in deferred income	323	16	(293)
Decrease (increase) in inventories	(899)	(475)	346
Net cash provided by (used in) operating activities	(16,548)	(7,758)	273
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(653)	-,-	(46)
Increase (decrease) in restricted cash deposit	-,-	(354)	237
Proceeds from disposal of property and equipment	-,-	97	-,-
Change in funds in respect of accrued severance pay, net	363	(267)	77
Proceeds from equity investments	369	-,-	-,-
Purchase of restricted cash	-,-	-,-	(5,000)
Proceeds from restricted cash deposit	-,-	-,-	5,000
Proceeds from marketable securities and bank deposits	12,583	18,977	-,-
Purchase of marketable securities	(8,924)	(143)	-,-
Net cash provided by investing activities	3,738	18,310	268
CASH FLOWS FROM FINANCING ACTIVITIES:
Exercise of options granted to employees	15	*	*
Proceeds from issuance of share capital and warrants	660	-,-	-,-
Issuance of series B convertible notes, net of issuance costs	8,010	-,-	-,-
Loan from shareholders	-,-	400	-,-
Proceeds from senior secured notes	-,-	-,-	5,000
Repayment of senior secured notes	-,-	-,-	(5,000)
Repayment on account of series A convertible notes	-,-	(10,670)	(1,416)
Repayment on account of series B convertible notes		(894)	(157)
Net cash provided by (used in) financing activities	8,685	(11,164)	(1,573)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(4,125)	(612)	(1,032)
BALANCE OF CASH AND CASH EQUIVALENTS AT
BEGINNING OF YEAR	7,610	3,485	2,873
BALANCE OF CASH AND CASH EQUIVALENTS AT
END OF YEAR	$3,485	$2,873	$1,841
SUPPLEMENTARY DISCLOSURE OF CASH FLOW
INFORMATION – CASH PAID DURING THE YEAR FOR:
Interest paid	$1,597	$1,981	$729
Income taxes paid (received), net	$16	$10	$(20)

*	Represents an amount less than a thousand.

(Concluded) - 2

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

Supplementary information on  financing activities not involving cash flows:

a.
During the third quarter of 2012, the Company issued 2,380 thousand ordinary shares upon conversion of convertible subordinated note, series A in an amount of $506 thousand. In addition, the Company issued 5,858 thousand ordinary shares upon conversion of convertible subordinated note, series B in an amount of $1,304 thousand. See also note 4.

b.
During 2012, the Company has dismissed a large number of its employees. Therefore, the Company has decreased its accrued severance liability against the change of severance pay fund, both in the amount of $1,912 thousand.

The accompanying notes are an integral part of the consolidated financial statements.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES:

a.	General:

1)	Nature of operations

Orckit Communications Ltd. (“Orckit”) is an Israeli corporation. Orckit and its wholly-owned subsidiaries, mainly Orckit-Corrigent (“Corrigent”) (together - “the Company”) are engaged in the design, development, manufacture and marketing of advanced telecom equipment to telecommunication service providers in metropolitan areas. The Company's products are transport telecommunication equipment targeting high capacity packetized metropolitan networks.

During the fourth quarter, given the Company's business situation, the Company completely stopped development activity  substantially impairing the Company's ability to offer its customers products except for resale of its existing products while providing limited technical support to its customers.

The Company has suffered cumulative losses amounting to $375 million as well as capital deficiency amounting to $14 million as of December 31, 2013.  The balance of cash and cash equivalents, restricted cash and long term investments has decreased during the last five years.  Furthermore, in order to improve its cash position and reduce its expenses, the Company implemented in 2012 and 2013 cost reduction plans in which it dismissed a large portion of its headcount. These plans limit the Company’s ability to focus on marketing efforts towards its larger customers. The Company's liability to Series A and B notes holders is  $17million as of December 31, 2013. The Company is able to finance its operations from cash balances in the coming months. After the using the foregoing resources, the Company's ability to continue its operations is subject to obtaining additional financial resources, whether through contracts for the sale or licensing of its intellectual property rights or through external funding.

The Company may be unable to raise sufficient additional capital when needed.

These facts raise substantial doubt as to the Company's ability to continue as a going concern. The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

On March 12, 2013, the Company entered into a Strategic Investment Agreement with Networks3, Inc., a non-practicing entity controlled by Hudson Bay Capital, in order to commercialize its patents and raise equity and debt financing.  On the same date, the Company entered into a Note Purchase Agreement with Hudson Bay Capital pursuant to which the Company received a loan of $5,000,000, which was fully repaid on June 30, 2013.

On June 27, 2013, the Company's series A and series B notes holders approved an arrangement whereby the notes would have been retired in exchange for cash, ordinary shares and certain other consideration.  The closing of the arrangement was subject to the closing of the Strategic Investment Agreement. On July 31, 2013, the Company's shareholders approved the arrangement.

On August 11, 2013, Networks3 notified the Company of its decision to terminate the Strategic Investment Agreement due to its alleged failure to obtain the approval of the Office of the Chief Scientist of Israel’s Ministry of Industry, Trade and Labor (the “OCS”) on terms satisfactory to Networks3 of the sale of its patents to Networks3. The Company rejected such allegation and intends to pursue legal action in accordance with its rights under such agreement. Due to the termination of the Strategic Investment Agreement, the arrangement for the retirement of the series A and series B notes was aborted.

On August 21, 2013, the Company reached a non-binding understanding with ECI Telecom Ltd. ("ECI") with respect to the terms of a proposed transaction pursuant to which the Company would grant an exclusive license to ECI to develop, manufacture and sell products comprising its Packet Transport technology.  It was contemplated that the Company would receive $4.5 million over a period of approximately four years on the account of royalties payable on the sales arising from said license and in consideration for the sale of inventory and research and development equipment to ECI.  As a condition to the transaction, ECI would hire certain of the Company's present and former employees (including key employees and one officer).

On October 2, 2013, the Company terminated the employment of 15 employees, most of whom were expected to join ECI upon consummation of the proposed transaction with ECI. On October 31, 2013, the Company entered a services agreement with ECI pursuant to which it was to provide ECI development, quality control and customer services through several employees. On November 5, 2013, the Company's Vice President of Research and Development left our employ and joined ECI.

On January 6, 2014, the Company announced that a condition to the proposed ECI transaction, pursuant to which certain of our present and former employees (including key employees) would be transferred to ECI, cannot be satisfied. Due to its financial situation and the length of the negotiations, the Company decided to terminate the negotiations with ECI.

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

4)	Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported years. Actual results could differ from those estimates. As applicable to these consolidated financial statements, the most significant estimates and assumptions relate to revenue recognition, provision for servicing products under warranty, inventories and commitment to the OCS .

5)
On March 27, 2012, a NASDAQ Listing Qualifications Panel (the “Panel”) determined to transfer the Company’s listing to the NASDAQ Capital Market and granted the Company until June 27, 2012 to achieve compliance with the $2.5 million stockholders’ equity requirement for continued listing for that market. On June 20, 2012, the Company was notified by the NASDAQ Stock Market that trading in the Company’s securities would be suspended on NASDAQ effective with the open of trading on June 22, 2012. On June 22, 2012, the Company’s ordinary shares started trading on the OTCQB. The Company continues to be subject to the U.S. securities laws and the regulations of the U.S. Securities and Exchange Commission. On December 6, 2012 the NASDAQ issued a notification of the removal of the Company from being listed.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

Following the delisting from the NASDAQ Stock Market, the Israel Securities Authority demanded that the Company start to file reports pursuant to the Israeli securities regulations. Among these requirements, is the future preparation of the Company's financial statements in accordance with International Financial Reporting Standards, rather than U.S. GAAP.

On September 12, 2013, the Company received a notice from the Tel Aviv Stock Exchange ("TASE") that its ordinary shares will be transfered to the maintanance list from September 16, 2013 because the company's shareholders' equity as of September 30, 2012, which was a deficit of $8.2 million, failed to meet the minimum requirement under the TASE Bylaws, which is NIS 2.0 million (approximately $500,000 as of such date).  Trading on the maintenance list is more limited than on the main list of the TASE. According to the TASE Bylaws, securities that were transferred to maintenance list (except convertible debt securities) and with respect to which the conditions for renewal of trading on the main list have not been satisfied within 24 months (i.e., September 16, 2015 for the Company), will be delisted from the TASE, without further discussion with the board of directors of the TASE regarding delisting.

As of December 31, 2013 Orckit's ordinary shares are listed for trading on OTCQB and the maintenance list of the TASE.

b.	Principles of consolidation

The consolidated financial statements include the financial statements of Orckit and its wholly-owned subsidiaries. Intercompany balances and transactions have been eliminated.

c.	Marketable and other securities

During 2010 debt securities that the Company held to maturity, and based on its assessment that it had the ability to hold to maturity, were classified as “held to maturity” and were recorded at amortized cost. The premium or discount was amortized over the period to maturity and was included in financial income or expenses. On December 31, 2010, the Company reclassified its entire portion of investment portfolio classified at that date as held-to-maturity to available-for-sale because based on management’s determination that it might not hold these securities to maturity, but rather sell a portion of the securities to provide funds for operations. For a debt security transferred into the available-for-sale category, the unrealized holding gain or loss at the date of the transfer is recognized in a separate component of comprehensive income (loss) in shareholders’ equity.

As of December 31, 2011 all the Company’s debt securities were classified as available-for-sale. These securities were reported at fair value, with unrealized gains and losses reported as a separate component of comprehensive income (loss) in shareholders’ equity. When securities do not have an active market, fair value was determined using a valuation model. Unrealized losses that were considered to be other-than-temporary were charged to income as an impairment charge. Realized gains and losses on sales of securities, as well as premium or discount amortization, were included in the consolidated statement of comprehensive loss as financial income or expenses.

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

As of December 31, 2013 the Company had no marketable securities.

d.	Inventories

Inventories are valued at the lower of cost or market. Cost is determined as follows:

Raw materials and supplies - on moving average basis.
Finished products - on basis of production costs.

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

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

f.	Impairment of property and equipment

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the expected future cash flows (undiscounted and without interest charges) of long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets would be written down to their estimated fair values.

g.	Deferred issuance costs

Issuance costs in the original amount of $917,000 in connection with the Series A convertible subordinated notes were deferred and amortized over the period from issuance date to March 2012. Upon early repurchase of such notes, applicable issuance costs were offset against the gain recorded, proportionately to the amounts of notes repurchased (see note 4).

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

The Company grants customers post-contract hardware and software support services (“PCS”) in connection with its sales. VSOE of the fair value of PCS was established based on Company's practice with its customers. Therefore, revenues from the sale of products were recognized upon delivery (when the criteria mentioned above are met), and the fair value of PCS is deferred and recognized over the term of the PCS.

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

The adoption of the amended guidance in both ASU 2009-13 and ASU 2009-14 did not have a material effect on the Company’s financial statements.

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

The Company has implemented the accounting guidance for Uncertainty in Income Taxes. Accordingly, a two-step approach to recognizing and measuring uncertain tax positions is applied. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. The Company's policy is to include interest related to unrecognized tax benefits within financial expenses and penalties within operating loss.

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

The Company considers all highly liquid investments, which include short-term bank deposits (up to three months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents. Restricted cash is presented separately.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

n.	Loss per share

Basic loss per share is computed by dividing net loss by the weighted average number of shares outstanding during each year, net of treasury shares.

In computing diluted loss per share, basic loss per share is adjusted to take into account the potential dilution that could occur upon: (i) the exercise of options granted under employee share compensation plans and warrants; and (ii) the conversion of convertible subordinated notes using the "if-converted" method, by adding to net income interest expense on the notes, income from devaluation to fair value of the Series B convertible subordinated notes, currency and price index gains and losses in connection with the notes, and by adding the weighted average number of shares issuable upon assumed conversion of the subordinated notes.

The Series A convertible subordinated notes, series B convertible subordinated notes,  outstanding stock options and warrants, where applicable, have been excluded from the calculation of the diluted EPS for each of the three years ended December 31, 2013 due to their anti-dilutive effect. The Series B convertible subordinated notes were included in the calculation of the diluted EPS for the year ended December 31, 2011 and December 31, 2012. See also Note 10l.

o.	Comprehensive loss

The Company’s comprehensive loss consists of its net loss and, in the years ended December 31, 2011 and 2012 unrealized gains  and losses derived from marketable securities classified as available for sale (See also Note 1c above).

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

Deferred taxes are determined utilizing the asset and liability method, based on the estimated future tax effect differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Valuation allowances are included in respect of deferred tax assets when it is more likely than not that such assets will not be realized. See Note 8d.

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

In determining fair value, the Company uses various valuation approaches, including market, income and/or cost approaches. Accounting guidance establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances. The hierarchy is divided into three levels based on the reliability of inputs. For further disclosure, see Note 9d.

t.	Fair Value Option

Topic 815 provides entities with an option to report certain financial assets and liabilities at fair value, with subsequent changes in fair value reported in earnings. The election can be applied on an instrument-by-instrument basis. The company elected the fair value option to its Series B convertible notes. See also note 4b.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - PROPERTY AND EQUIPMENT

Composition of assets, grouped by major classification, is as follows:

	December 31
	2012	2013
	In thousands
Cost:
Computers, software and equipment	$5,797	$5,843
Office furniture and equipment	179	179
Leasehold improvements	346	346
	6,322	6,368
Less - accumulated depreciation and amortization	5,471	5,919
	$851	$449

Depreciation and amortization expenses totaled $526,000, $509,000 and $448,000 in the years ended December 31, 2011, 2012 and 2013 respectively.

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

The liability is partly funded by purchase of insurance policies or pension funds and by deposit of funds in dedicated deposits. The amounts funded are included in the balance sheet under “–Severance pay fund”. The policies are the Company’s assets and under labor agreements, subject to certain limitations, they may be transferred to the ownership of the beneficiary employees. The amounts funded as of December 31, 2012 and 2013 are approximately $1,603,000and $1,526,000, respectively.

For the Company’s current employment agreements, the Company makes regular deposits with insurance companies in order to secure employees’ rights upon retirement. Thus, in accordance with these agreements, the Company is fully relieved from any severance pay liability. The liability accrued in respect of these employees and the amounts funded, as of the agreement date, are not reflected in the balance sheets, since the amounts funded are not under the control and management of the Company.

b.
The net amounts of severance pay expense were $740,000, $620,000 and $200,000 for the years ended December 31, 2011, 2012 and 2013, respectively. Payments of ,$980,000, $600,000  and $190,000 were in respect of the insurance policies that were expensed but not reflected in the balance sheet as described above.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - SEVERANCE PAY (continued):

c.
The Company expects to contribute approximately $50,000 in 2014 to insurance companies and pension funds, in respect of its severance pay liabilities expected to be incurred relating to 2014 operations.

d.
The Company does not expect to pay material future benefits to its employees upon their normal retirement age in the years 2014 through 2017 since there are no material obligations not covered by on-going severance deposits.

NOTE 4 – CONVERTIBLE SUBORDINATED NOTES:

a.
On March 27, 2007, Orckit issued approximately $25.0 million principal amount of Series A convertible subordinated notes (the “Series A Notes”) in a private placement. The Series A Notes were issued at their par value of NIS 107 million. The Series A Notes are linked to the Israeli consumer price index (“CPI”) and pay interest, in NIS, semi-annually at the rate per annum of 6%, linked to the Israeli CPI. Series A Notes were due in 2017. Holders of the Series A Notes had the right to request repayment of the principal amount in March 2012 and the Company presented the Notes balance as part of current liabilities in the consolidated balance sheet as of December 31, 2011. The Series A Notes were convertible at the election of the holders, at any time, into ordinary shares of Orckit at the initial conversion price of NIS 63 (equivalent to $15.00 per share on issuance date), subject to adjustment for customary events. Orckit had a right to force conversion of the Series A Notes at the conversion price if the market price of its ordinary shares exceeds $30.00 per share on 20 trading days within any consecutive 30 trading day period, subject to adjustment for customary events. Orckit listed the Notes on the Tel Aviv Stock Exchange.

Since the conversion price of the Notes is denominated in NIS, and the Company’s functional currency is the U.S. dollar, this conversion option is deemed to be an embedded derivative that should be measured and accounted for separately. Accordingly, the conversion option is marked to market each reporting period with the difference recorded as financial income or expense.

The Company measured the fair value of the conversion feature on the issuance date at approximately $4.8 million. Since approximately $25 million was raised, the remaining $20 million was allocated to the Series A Notes, thereby creating a discount and increasing the effective interest rate. The discount was amortized over the period from issuance date to March 2012, the earliest possible repayment date. The amortized balance of the discount at December 31, 2012 and 2013 is $ 0. The amortized balance of the discount at December 31, 2012 and 2013 is net of a relative portion of the amount allocated to a portion of the Series A convertible notes that was repurchased in previous years.

The fair value of the remaining notes outstanding at December 31, 2013, as traded on the Tel Aviv Stock Exchange, was approximately $2.5 million.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 – CONVERTIBLE SUBORDINATED NOTES (continued):

On February 15, 2012, the Company reached a written agreement (hereafter - "the Arrangement") with the respective representatives of the holders of its Series A Notes and the holders of the Company’s Series B convertible subordinated notes (the “Series B Notes”, see b below) with respect to a proposed arrangement under Section 350 of the Israeli Companies Law. The Arrangement provided, regarding the Series A Notes, for the deferral of the March 2012 right for repayment over approximately 29 months, with aggregate payments of $9.0 million in August 2012, $2.3 million in October 2012, $1.3 million in March 2013 and $11 million (plus all accrued and unpaid interest) in July 2014. The Arrangement did not reduce the total amounts payable to the note holders. In order to attempt to encourage note holders to convert their notes, the conversion price of the Series A Notes was decreased for a certain period.

On June 19, 2012, the Company received the final approval of the District Court of Tel Aviv to the Arrangement, following the approval of the Tel Aviv Stock Exchange and the Israel Securities Authority.

On July 2, 2012, the Company consummated the Arrangement with the holders of its Series A Notes and Series B Notes. Pursuant to the terms of the Arrangement, the conversion price of the Series A Notes was reduced from NIS 63.00 (approximately $16.10) per share to NIS 1.37 per share (approximately $0.35) during the period from July 3, 2012 and to July 22, 2012. Thereafter, the conversion price of the Series A increased to NIS 7.61 per share (approximately $1.95).

Between July 3, 2012 and August 6, 2012, an aggregate of NIS 3,260,125 (approximately $816,000) principal amount of Series A were converted into 2,379,653 ordinary shares.

During August 2012 and October 2012, the Company repaid an aggregate principal amount of NIS 29,662,842 (approximately $7.4 million) and NIS 7,535,235 (approximately $1.9 million) the Series A Notes respectively.

The foregoing does not include NIS 26,000,000 (or approximately $6.6 million) aggregate principal amount of Series A that were purchased in the open market by Orckit-Corrigent Ltd., a wholly-owned subsidiary of the Company, in 2009 and are now secured by a lien in favor of the trustee of Series A.

These conversions and repayments reduced the aggregate outstanding principal amount of Series A to NIS 40,537,125 (approximately $10.9 million) as of December 31, 2012.

The Arrangement was considered to be a troubled debt restructuring under ASC 470-60 based on both quantitative and qualitative factors.  Based on the future undiscounted cash flow payments being greater than the net carrying value of the original debt, no gain was recorded in the Company's Statement of Operations. A new effective interest rate was established based on the revised cash flows as a result of the Arrangement.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 – CONVERTIBLE SUBORDINATED NOTES (continued):

Pursuant to the arrangement, the Company has the right to force the conversion of the Series A Notes and the Series B Notes (see b below) at the price of $1.95 per share if the prevailing market price of its ordinary shares is at least $3.00 per share. Prevailing market price is the price on the Tel Aviv Stock Exchange for any 20 trading days within a period of 30 consecutive trading days.

Since the conversion price of the Notes is denominated in NIS, and the Company’s functional currency is the U.S. dollar, this conversion option is deemed to be an embedded derivative that should be measured and accounted for separately. Accordingly, the conversion option is marked to market each reporting period with the difference recorded as financial income or expense. The fair value of the conversion feature measured by the Company on December 31, 2012, December 31, 2013 was 0 and $22,000 respectively.

On September 2, 2013, the holders of bonds series A postponed the payment of interest – see also note 11.

Except of the postponed interest payment, as of December 31, 2013 the Company paid all the payments according to the arrangement with note holders.

b.
In June 2011, the Company issued approximately $9.0 million principal amount of Series B Notes in a public offering in Israel. The Notes were issued at a price of NIS 940 per unit (each unit comprised of NIS 1,000 principal amount of Series B Notes). The Series B notes were due in 2017, bear interest at the rate of 8% per year, are not linked to the Israeli CPI and were convertible into the Company’s ordinary shares at the election of the holder thereof at the price of NIS 10.00 per share (approximately $2.95), subject to adjustment for customary events. The gross proceeds of the offering were approximately $8.5 million and the net proceeds of the offering were approximately $8.0 million.

The issuance included the sale to the Company’s two founders, which were executive officers and directors of the Company, of NIS 7,277,000 principal amount of the Series B Notes (approximately $2.2 million). The purchases by the Company’s two founders were made on the same terms as all other individual investors and institutional investors, respectively, in the public offering in Israel.

As detailed in section a above, on February 15, 2012 the Company reached an Arrangement with the holders of the Series A Notes and the holders of the Series B Notes. The Arrangement provided, regarding the Series B Notes, an early repayment of a portion of the Series B Notes, of up to an aggregate of $1.2 million in early payments between August 2012 and July 2014 for holders who elect to ask for it. The remaining balance of the principal amount of Series B Notes is due in December 2017. The Arrangement did not reduce the total amounts payable to the note holders.

The conversion price of the Series B was reduced from NIS 10.00 (approximately $2.56) per share to NIS 7.61 per share (approximately $1.95) during the period from July 3, 2012 to July 12, 2012, further reduced to NIS 1.83 per share (approximately $0.47) until August 6, 2012 and thereafter, the conversion price of the Series B Notes returned to NIS 7.61 per share.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 – CONVERTIBLE SUBORDINATED NOTES (continued):

An aggregate of NIS 10,720,285 (approximately $2,685,000) principal amount of Series B were converted into 5,858,079 ordinary shares including NIS 6,731,000 (approximately $1,686,000) principal amount held by Mr. Izhak Tamir, President, Chief Financial Officer and a director of the Company, and NIS 546,000 (approximately $137,000) principal amount of Series B held by Mr. Eric Paneth, Chairman of Board of directors of the Company, which were all the notes held by them.

During August 2012 and October 2012, the Company repaid an aggregate principal amount of NIS 2,117,181 (approximately $525,000) and NIS 1,398,724 (approximately $358,000) of the Series B Notes respectively.

These conversions and repayments reduced the aggregate outstanding principal amount of the Series B Notes to NIS 16,542,810 (approximately $4.4 million) as of December 31, 2012.

The Company records the Series B Notes on its consolidated balance sheet at their fair value of $921,000 as of December 31, 2013, as traded on the Tel Aviv Stock Exchange (see also Note 9d).

c.	Following is the roll forward of Series A and Series B during 2013.

	Series A	Series B
	Principal amount NIS in thousands
Balance at beginning of year	40,537	16,543
Conversion	65	-,-
Redemption	4,310	560
Balance at end of year	36,162	15,983

*	Excluding NIS 26,000 thousand principal amount that were purchased in the open market by Orckit-Corrigent Ltd., a wholly-owned subsidiary of the Company in 2009.

The following table represents the remaining payments of principal amounts of Series A and Series B due as of December 31, 2013 utilizing the December 31, 2013 exchange rate of 3.471. The Series A amounts do not include an adjustment for CPI. The Series B amounts are not adjusted for fair value.

	Series A	Series B
	In thousands
July 2014	$10,418	$220
December 2017	-,-	4,384
	$10,418	$4,604

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 - CONVERTIBLE LOANS FROM SHAREHOLDERS

On June 2012, Messrs. Izhak Tamir, a Founder, CEO, Chief Financial Officer of the Company and a member in its board of directors, and Eric Paneth, a Founder and the Chairman Board of directors of the Company, each provided an unsecured loan to the Company in the amount of $200,000, which would be converted into ordinary shares in an equity offering of at least $7 million if completed before April 2, 2013 as part of the satisfaction of their commitments described in the Arrangement. The loans do not bear interest, unless decided otherwise by the Board and the Audit Committee are subordinated to all of the Company obligations pursuant to the Series A Notes and Series B Notes and may be repaid only after the note holders have been fully repaid.

NOTE 6 - COMMITMENTS AND CONTINGENT LIABILITY:

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

The royalty rate, based on the sales of products resulting from funded research and development projects, was fixed at 3% during the first three years and 3.5% thereafter. Royalties are paid biannually and are payable up to 100% of the amount of such grants, with the addition of annual interest based on LIBOR. Royalty expenses are classified as part of cost of revenues.

In the event that any of the manufacturing rights or technology is transferred out of Israel, subject to the approval of the Government of Israel, the Company would be required to pay royalties at a higher rate and an increased aggregate payback amount in the range of 120% to 300% of the grants received, based on the applicable project. The total aggregate contingent liability of the Company in respect of royalties to the Government of Israel at December 31, 2013 was approximately $21.3 million. This amount can raise up to 84 million dollars if manufacturing rights or technology is transferred out of Israel.

In addition, the OCS has claimed that we are required to repay grants in the amount of $0.75 million related to a research and development project that was cancelled.In addition, in April 2014, we received a claim from the OCS to repay grants related to 2012 in an amount of $1.2 million.

Royalty expenses totaled $645,000, $464,000and$327,000, in the years ended December 31, 2011, 2012 and 2013, respectively, and are included in the statements of operations in cost of revenues.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - COMMITMENTS AND CONTINGENT LIABILITY (continued):

b.	Lease commitments

The Company has entered into several operating lease agreements with respect to its offices. The main agreement is for the premises it uses in Israel. The Company has an option to terminate this lease agreement on six-months’ advance notice. On 2012 and 2013 the company used its right to terminate on a six months’ advance notice and vacated a large portion of the premises it held.

The projected annual rental payments  for 2014 and for subsequent years, at rates and for leases in effect for 2013 at December 31, 2013, are approximately $176,000.

Lease expenses totaled $1,225,000, $823,000 and $368,000 in the years ended December 31, 2011, 2012 and 2013, respectively.

NOTE 7 - SHAREHOLDERS’ EQUITY:

a.	Share capital:

1)	Orckit's ordinary shares are traded in the United States on the OTCQB Market, under the symbol "ORCT" and on the Tel Aviv Stock Exchange in Israel, on the maintaance list.

2)	Treasury shares

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

Under the Employee Share Option Plan (see Note 7b. below), options to purchase 37,737, 42,307 and   45,728 ordinary shares were exercised in the years ended December 31, 2011, 2012 and 2013, respectively.

4)	As to the issuance of share capital and warrants, see 7e below.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - SHAREHOLDERS’ EQUITY (continued):

b.	Employee Share Option Plan

The Company recorded compensation costs related to option grants of  $1,086,000, $590,000 and $357,000 for the years ended December 31, 2011, 2012 and 2013, respectively.

In February 1994, Orckit's Board of Directors approved an Employee Share Option Plan (the "Plan"). The total aggregate number of shares authorized for which options could be granted under the Plan (as amended in 2003), was 17,651,088 at December 31, 2013, of which options to purchase 7,103,721  shares have been exercised, options to purchase 9,131,872  shares have been granted and are outstanding and options to purchase 1,415,495 shares are available for future grant.  Option awards are granted with an exercise price as determined by the Company. Option awards generally vest between 3 months to seven years and generally have a contractual term from seven to eleven years. The Company's policy is to issue new shares to satisfy exercises of share options.

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

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - SHAREHOLDERS’ EQUITY (continued):

Non-performance options:

The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. Expected volatilities are based on historical volatility of the Company’s share price and other factors. The Company uses historical data to estimate option exercise and employee termination models. The expected term of options granted represents the period of time that options granted are expected to be outstanding based on the historical behavior of employees.

The risk-free rate for periods within the expected life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The following assumptions were made in the computation of the fair value of each option award using the Black-Scholes option-pricing model.

	Year ended December 31
	2011	2012	2013
Expected dividend yield	0%	0%	0%
Expected volatility	66%	60%	61%-80%
Risk-free interest rate	0.4%	0.4%	0.36%
Expected term - in years	2.9	3.0	2.98-3.5

A summary of option activity for non-performance options (options with a vesting period, but no additional performance criteria)  under the Plan as of  December 31, 2013, and changes during the year then ended, is presented below:

Options	Number of options	Weighted average exercise price (per option)	Weighted average remaining contractual term	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2013	4,179,987	$2.08
Granted	5,945,000	$0.16
Exercised	(45,728)	$0.01
Forfeited	(3,060,014)	$1.15
Canceled	(3,000,000)	$0.14
Expired	(715,912)	$1.69
Outstanding at December 31, 2013	3,303,333	$1.36	4.1	-
Exercisable at December 31, 2013	2,291,434	$3.89	3.8	-

The weighted-average grant-date fair value of this type of option granted during the years  2011, 2012 and 2013 was  $0.34 , $0.04 and $0.15, respectively. The total intrinsic value of options exercised during the years ended December 31, 2011, 2012 and 2013, was $59,000 $11,000 and $4,000, respectively.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - SHAREHOLDERS’ EQUITY (continued):

As of December 31, 2013, there was approximately $148,000 of total unrecognized compensation cost related to these nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 2.93 years.

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

The risk-free rate for periods within the expected life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

In 2011, 2012 and 2013, there were no grants of performance based options.

A summary of performance based option activity under the Plan as of December 31, 2013, and changes during the year then ended, is presented below:

Options	Number of options	Weighted average exercise price (per option)	Weighted average remaining contractual term	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2013	811,885	6.44
Forfeited	(37,433)	9.43

Outstanding at December 31, 2013	774,452	6.30	3.04	$0
Exercisable at December 31, 2013	24,437	9.64	0.56	$0

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - SHAREHOLDERS’ EQUITY (continued):

As of December 31, 2013, there was no unrecognized compensation cost related to these non-vested share-based compensation arrangements granted under the Plan because the preformance goals were not probable. Therefore, these options are included with a fair value of $0 and no compensation cost is recorded with respect thereto.

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

e.	Issuance of share capital and warrants:

1)
On April 1, 2010, the Company closed a public offering for the sale of 2,810,000 ordinary shares and warrants to purchase 702,500 ordinary shares (the “Primary Warrants”), as well as contingent warrants. The Primary Warrants are exercisable until April 1, 2015, have an exercise price of $5.66 per share and will not be listed on any securities exchange.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - SHAREHOLDERS’ EQUITY (continued):

e.	Issuance of share capital and warrants (continued):

If the closing price of Orckit’s ordinary shares for any 20 trading day period within a 30 trading day period following April 1, 2011, the one year anniversary of the closing, is equal to or greater than $11.32 per share, then Orckit may, in its sole discretion, subject to certain terms stipulated in the warrant agreement, elect to require the exercise of all of the then unexercised primary warrants. Through December 31, 2013, the closing price of Orckit’s ordinary shares did not satisfy this condition. In the event that the Company requires the exercise of the primary warrants, subject to certain conditions, the contingent warrants to purchase an equal number of ordinary shares would become exercisable until April 1, 2015 at a price of $11.32 per share. The contingent warrants will not be listed on any securities exchange.

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

The Company’s two founders, one of them is the CEO and the other one is Chairman of the board, were among the investors in the offering and purchased a total of 175,000 units. No placement fee was paid in the connection with the sale to the founders. Through December 31, 2013, none of the Primary Warrants were exercised.

2)
On December 3, 2010, the Company closed a public offering of units in the United State, each consisting of one ordinary share and a warrant to purchase 0.60 of an ordinary share, at a total price of $2.75 per unit. The warrants are exercisable until December 3, 2015, have an exercise price of $3.50 per share and will not be listed on any securities exchange. Including the sale of units to the Company’s founders referred to below, the units sold included the sale of 3,045,452 ordinary shares and warrants to purchase 1,827,271 ordinary shares.

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

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - SHAREHOLDERS’ EQUITY (continued):

In addition, the Company’s two founders, one of them is the CEO and the other one is Chairman of the board, purchased a total of 240,000 units, after receipt of shareholder approval at a shareholders’ meeting held in March 2011. No underwriting discounts were paid with respect to the sales to the two founders or to the affiliated fund.

The gross proceeds of the offering were $8.4 million, including the proceeds from the sale to the two founders, and net proceeds, after deducting the underwriting discount and offering expenses, were approximately $7.3 million.

3)
On August 3, 2010, the Company entered into a Standby Equity Purchase Agreement ("SEPA"). The SEPA provides that, upon the terms and subject to the conditions set forth therein, YA Global is committed to purchase up to $5 million of the Company’s ordinary shares in multiple tranches over a commitment period of up to three years. The Company will issue the ordinary shares under the SEPA pursuant to its effective Registration Statement.

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

Advances are also subject to the availability of a sufficient aggregate offering price of ordinary shares registered under the shelf registration statement. As of December 31, 2013, no shares had been issued pursuant to the SEPA.

Due to the decrease in the Company’s share price and the delisting of the Company’s shares from the Nasdaq Capital Market there is currently a remote possibility that the SEPA or a portion of it will be executed.

The SEPA provides for a commitment fee equal to 2% of YA Global's commitment which is $100,000 that was paid in 2010 by the issuance of  36,414 of the Company’s ordinary shares to YA Global. As of December 31, 2013 this agreement had expired.

4)	Regarding 2,379,653 and 5,858,079 shares that were issued from the conversion of Series A Notes and Series B Notes respectively, see note 4a and 4b above.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - TAXES ON INCOME:

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

Preferred Enterprises

Additional amendments to the Law became effective in January 2011 (the “2011 Amendment”). Under the 2011 Amendment, income derived by ‘Preferred Companies’ from ‘Preferred Enterprises’ (both as defined in the 2011 Amendment) would be subject to a uniform rate of corporate tax as opposed to the current incentives that are limited to income from Approved or Benefiting Enterprises during their benefits period. According to the 2011 Amendment, the uniform tax rate on such income, referred to as ‘Preferred Income’, would be 10% in areas in Israel that are designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014, and 6% and 12%, respectively, thereafter. Income derived by a Preferred Company from a ‘Special Preferred Enterprise’ (as defined in the Approved Enterprise) would enjoy further reduced tax rates for a period of ten years of 5% in Zone A and 8% elsewhere.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - TAXES ON INCOME (continued) :

As with dividends distributed from taxable income derived from an Approved Enterprise or Benefiting Enterprise during the applicable benefits period, dividends distributed from Preferred Income would be subject to a 15% tax (or lower, if so provided under an applicable tax treaty), which would generally be withheld by the distributing company. While the Company may incur additional tax liability in the event of distribution of dividends from tax exempt income generated from its Approved and Benefiting Enterprises, no additional tax liability will be incurred by the Company in the event of distribution of dividends from income taxed in accordance with the 2011 Amendment.

Under a recent amendment, announced in August 2013, beginning in 2014, dividends paid out of income attributed to a Preferred Enterprise will be subject to a withholding tax rate of 20% (instead of 15%). In addition, tax rates under the Preferred Enterprise were also raised effective as of January 1, 2014 to 9% in Zone A and 16% elsewhere (instead of the 6% and 12%, respectively).

As of December 31, 2013 the Company did not elect to implement the 2011 Amendment.

b.	Tax rates applicable to income from other sources:

1)	Income from other sources in Israel

On December 6, 2011, the "Tax Burden Distribution Law" Legislation Amendments (2011) was published in the official gazette. Under this law, the previously approved gradual decrease in corporate tax is discontinued. The corporate tax rate  increased to 25% beginning in 2012.

On July 30, 2013, the Israeli Parliament (the Knesset) approved the second and third readings of the Economic Plan for 2013-2014 (“Amended Budget Law”) which consists, among others, of fiscal changes whose main aim is to enhance long-term collection of taxes. These changes include, among others, raising the Israeli corporate tax rate from 25% to 26.5%.

2)	Income of non-Israeli subsidiaries

Non-Israeli subsidiaries are taxed according to the tax laws in their countries of residence.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - TAXES ON INCOME (continued):

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

At December 31, 2013, the Company had accumulated tax losses amounting to approximately $294 million (December 31, 2012 - approximately $285 million) and carry forward capital losses for tax purposes of approximately $68 million (December 31, 2012 - $68 million). These losses are mainly denominated in NIS. Accumulated business tax losses are available indefinitely to offset future taxable business income, and carry forward capital losses for tax purposes are available indefinitely to offset future capital gains only. Orckit and each of its subsidiaries are assessed on a stand-alone basis. As a result, accumulated tax losses in each of the entities can offset future taxable business income only in the entity in which they were generated. Substantially all of the carry forward amounts have no expiration date.

At December 31, 2013, the Company had a net deferred tax asset (mostly in respect of carry forward losses and capital losses), in the amount of approximately $93 million (December 31, 2012 - approximately $90 million). The net deferred tax asset increased by approximately $9 million due to business losses in 2013, and increase in the estimated future tax rate to be effective upon the utilization of the carry-forward losses (See note 8b(1)). A valuation allowance for the entire amount of such asset was set up, since it is more likely than not that the deferred tax assets will not be realized in the foreseeable future.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - TAXES ON INCOME (continued):

Valuation allowance during the year:

	Year ended December 31
	2011	2012	2013
	In thousands

Balance at beginning of year	$60,960	$86,925	$90,391
Additions	25,965	3,466	5,539
Balance at end of year	$86,925	$90,391	$95,930

e.	Uncertain tax positions

Following is a reconciliation of the total amounts of the Company's unrecognized tax benefits at the beginning and the end of the years ended on December 31, 2011, 2012 and 2013:

	Year ended December 31
	2011	2012	2013
	In thousands
Balance at beginning of year	$241	$261	$281
Increase (decrease) in unrecognized tax benefits as
a result of tax positions taken during a prior period	20	20	(281)
Balance at end of year	$261	$281	-

A summary of open tax years by major jurisdiction is presented below:

Jurisdiction	Years
Israel	2010-2013
United States	2010-2013
Japan	2010-2013
India	2012-2013

f.	Tax rate reconciliation

In 2013, 2012, and 2011, the main reconciling item from the statutory tax rate of the Company (2013 – 25%, representing a theoretical tax benefit of approximately $1.5 million; 2012 - 25%, representing a theoretical tax benefit of approximately $1.1 million; 2011 – 24%, representing a theoretical tax benefit of approximately $4.2 million) to the effective tax rate (0%) is the set up of a valuation allowance against the deferred tax asset created in respect of the losses in 2013, 2012 and 2011.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

a.	Balances in non-dollar currencies:

1)	As follows:

	December 31
	2012	2013
	In thousands
Assets	$3,744	$1,423
Liabilities	$17,074	$16,598

The non U.S. dollar amounts above mainly represent balances in Israeli currency.

2)	Data regarding the rate of exchange and the Israeli CPI:

	Year ended December 31
	2011	2012	2013

Rate of devaluation (appreciation) of the Israeli currency against the dollar	7.0%	(2.3)%	(7)%
Rate of devaluation (appreciation) of the Yen
against the dollar	5.7%	(9.9)%	(23)%
Rate of increase in the Israeli CPI	2.2%	1.6%	1.8%
Exchange rate at end of year $1=	NIS 3.821	NIS 3.733	NIS3.471

b.	Fair value of financial instruments

The fair value of financial instruments included in working capital is usually identical or close to their carrying value.

As to the fair value of the Company’s convertible subordinated notes, see Note 4.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

c.	Concentrations of credit risks

At December 31, 2012 and 2013, substantially all of the Company’s cash and cash equivalents were held by international and Israeli banks.

The Company evaluates on a current basis its financial exposure with any financial institution or commercial issuer.

The trade receivable balance at December 31, 2012 and 2013 was derived from several customers. The Company is of the opinion that the exposure to credit risk relating to these trade receivables is limited.

d.	Items Measured at Fair Value on a Recurring Basis

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2012 and 2013 ($ in thousands):

	Fair Value Measurements at Reporting Date Using
	Level 1	Level 2	Level 3	Total
December 31, 2012
Liabilites:
Convertible subordinated notes, Series B (including accrued interest)	$528	-	-	$528

Derivatives – presented net of notes among long-term liabilities			$22	$22

December 31, 2013
Liabilites:
Convertible subordinated notes, Series B
(including accrued interest)	$921	-	-	$921

Derivatives - derivative component in convertible notes presented among long-term liabilities	-	-	$0	$0

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

d.	Items Measured at Fair Value on a Recurring Basis (continued):

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

•
Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement. Assets utilizing Level 3 inputs include the fair value of the derivatives embeded in the convertible subordinated notes , which are determined using a valuation model. The valuation model relies on Level 3 inputs including, among other things: (i) estimated future volatility of the Company's share price; (ii) future risk free interest rates; and (iii) expected period in which the notes will be converted. These estimated fair values are subject to uncertainties that are difficult to predict; therefore these derivatives have been classified as Level 3 fair value hierarchy. The derivatives' fair value at December 31, 2013 was $0. In 2012 as part of the Notes Agreement the terms of the derivative changed and accordingly its value also changed and as of December 31, 2012, the fair value of the derivativeswas a liability of $22 (see also note 4a and 4b).

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

Balance sheets:

	December 31
	2012	2013
	In thousands
a. Trade receivables -
open accounts	$4,446	$2,683

The allowance for doubtful accounts at December 31, 2012 and 2013 was zero and $57,000, respectively.

	December 31
	2012	2013
	In thousands
b. Other current assets:
Government of Israel	$464	$175
Prepaid expenses	404	608
Advances to suppliers	747	346
Sundry	49	211
	$1,664	$1,340

	December 31
	2012	2013
	In thousands
c. Inventories:
Raw materials	$1,009	$315
Finished goods	2,699	761
	$3,708	$1,076

During 2012 and 2013 the Company wrote off inventories of raw materials and finished good in total amount of 849 and 2,286 thousand dollars.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

d.	Accrued expenses and other payables:

	December 31
	2012	2013
	In thousands
Accrued expenses in respect of deferred income, see f. below	$95	$72
Employees and employee institutions	467	195
Provision for vacation pay	129	96
Provision for warranty *	1,072	581
Accrued royalties and commitments	1,412	1,672
Accrued interest	164	495
Executives**	1,021	1,178
Sundry	22	22
	$4,382	$4,311

**	Two executives, who are shareholders agreed to defer part of the payment of their compensation. This deferral is included in the amounts above.

	Year ended December 31
	2011	2012	2013
	In thousands
* The changes in the balance during the year:
Balance at beginning of year	$911	$1,217	$1,072
Payments made under the warranty	(184)	(59)	(30)
Product warranties issued for new sales	585	392	283
Changes in accrual due to expiration of warranty period	(95)	(478)	(744)
Balance at end of year	$1,217	$1,072	$581

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

e.	Deferred income:

	December 31
	2012		2013
	In thousands
Revenues to be recognized in future periods		$2,367	$2,051
Applicable PCS and other costs		(95)	(72)
	*$	2,272	$1,979

	Year ended December 31
	2011	2012	2013
	In thousands
* The changes in the balance during the year:
Balance at beginning of year	$1,933	$2,256	$2,272
Recognized during the year	(1,069)	(1,157)	(1,667)
Deferred income relating to new sales	1,392	1,173	1,374
Balance at end of year	$2,256	$2,272	$1,979

f.	Segment information and revenues from principal customers

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

Following is a summary of revenues by geographic area. The Company sells its products mainly to telecommunications carriers. Revenues are attributed to geographic areas based on the location of the end users as follows:

	Year ended December 31
	2011	2012	2013
	In thousands
Japan	$2,694	$3,587	$1,402
Germany	3,308	3,217	1,879
India	2,622	224	-,-
Scandinavia	3,601	1,152	978
Mexico	1,184	1,519	2,419
Other	2,176	1,494	1,498
	$15,585	$11,193	$8,176

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

A majority of the Company’s property and equipment is located in Israel.

2)	Revenues from principal customers - revenues from a single customer that exceeds 10% of total revenues in the relevant year:

	Year ended December 31
	2011	2012	2013
	In thousands
Customer A	$2,584	$2,835	$1,384
Customer B	$1,061	$1,498	$2,313
Customer C	$2,622	$224	-,-
Customer D	$3,601	$1,152	$978
Customer E	$2,905	$2,869	$1,418

g.	Cost of revenues:

Materials consumed, subcontractors
and other production expenses	$5,966	$2,154	$1,973
Inventory write off	203	849	2,286
Payroll and related expenses	1,025	487	371
Depreciation	173	135	49
Other	1,279	444	36
	$8,646	$4,069	$4,715

h.	Research and development expenses - net:

Total expenses	$13,118	$8,212	$2,351
Less - grants and participations, see Note 6a	3,209	2,689	178
	$9,909	$5,523	$2,173

i.	Financial expenses - net:

Income:
Interest on bank deposits	$35	-,-	-,-
Gain and interest on marketable securities	1,826	$1,299	-,-
	$1,861	$1,299	-,-

Expenses:
Interest in respect of convertible subordinated notes	$2,477	$1,752	$1,081
Amortization of convertible subordinated
notes issuance costs and discount	894	34	-,-
Impairment and loss from the sale of marketable securities	3,013	512	-,-
Other (mainly currency transaction
losses and bank charges, net)	468	474	1,226
	6,852	2,772	2,307
	$(4,991)	$(1,473)	$2,307

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

j.	Other income

The Company recorded other income of $369,000 in the year ended December 31, 2011 as a result of the sale of an equity investment. In 2012, Most of the income was generated from insurance compensation on fixed assets that were damaged in a fire that broke out in the Company’s server room. This compensation was in the form of new equipment that replaced old fully depreciated equipment. A minority of the amounts was generated from equipment that was sold.

k.	Transactions with related parties

Mr. Izhak Tamir has been employed by the Company since 1990 and as March 31, 2014, he served as CEO and CFO of the Company, and CEO and chairman of the board of Corrigent.

In December 2008, Mr. Tamir deferred, for a temporary period of 3 years, part of his base salary while reserving his rights and ability to receive the deferred salary at any time. Part of the deferred salary was paid in cash in 2010. The rest of the deferred salary is recorded in the Company's books as a debt to Mr. Tamir.

Before the lapse of the temporary period, Mr.Tamir agreed to an additional irrevocable waiver on an additional portion of the salary and other terms that he was entitled to. As a result, his monthly salary was reduced to a gross salary of NIS  89,000  per month for a temporary period until June 30,  2012 (the "First Provisional Salary Reduction").

As part of the 2012 arrangement with the Company's note holders, the gross monthly salary of Mr. Tamir was further reduced for an additional temporary period, from January 1, 2012 through October 2, 2013 (the "Second Provisional Salary Reduction"). The salary reduction during the Second Temporary Reduction was 33%, i.e., the base monthly salary of NIS 89,000 was reduced to a base monthly salary of NIS 59,630. It should be noted that Mr. Tamir's employment termsin the said period include additional amounts for social benefits of about 35% of base salary and eligibility for a bonus in the amount of 0.25% of sales.

As stated above, on October 2, 2013, the First Provisional Salary Reduction and the Second Provisional Salary Reduction periods expired. However, in light of the financial  condition of the Company, Mr. Tamir agreed, without derogating from his employee rights for the period starting January 1, 2014, to  extend the First Provisional Salary Reduction until  December 31, 2013 while being paid a gross salary NIS 59,630 instead of a gross salary in the reduced amount of NIS 89,000, with the difference between the reduced salary to which he was entitled during this period in light of the temporary waiver and the salary that was actually paid to him, being recorded  in the Company's books as a debt to him.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

Also Mr. Tamir is entitled according to his employment Agreement to a notice of 6 months after the termination of employer-employee relations.

From July 1, 2003 and to June 30, 2011, the Company  provided Tikcro, a related party, with certain administrative services. The agreement between the parties was terminated on June 30, 2011. The amount paid by Tikcro for such services for the period from January 1, 2011 to June 30, 2011 was $24,000.

As to the purchase of shares and warrants by two executives, see note 7e.

As to conversion of convertible notes by two executives, see note 4.

As to a loan granted to the Company by two executives, see note 5.

l.	Loss per share

For the years ended December 31, 2011 and 2012 and 2013, options to purchase a total amount of 5,099,957, 9,131,872 and 4,044,785 shares, respectively, were not taken into account in determining diluted weighted average shares outstanding, because of their anti-dilutive effect or because performance based options did not have goals which were probable to be met.

For the years ended December 31, 2011 and 2012 and 2013, an aggregate of 1,285,640 , 5,326,823 and 4,752,023 shares, respectively, which could be issued in connection with the conversion of Series A Notes, were not taken into account because of their anti-dilutive effect.

For the years ended December 31, 2011 and 2012 and 2013, warrants to purchase a total amount of 2,529,771shares, were not taken into account, because of their anti-dilutive effect.

For the years ended December 31, 2011 and 2012 an aggregate of 3,077,900 ,2,173,825  shares, which could be issued in connection with the conversion of Series B Notes (see note 4) were taken into account because of their dilutive effect.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - SUBSEQUENT EVENTS:

On January 30, 2014, the trustees of the Company's Series A notes and  Series B notes published a proposal for a plan of arrangement under Section 350 of the Companies Law, which was formulated by a joint committee of the representatives of the note holders.  On February 4, 2014, the note holders approved the proposed arrangement, as well as a proposal submitted by Neocorp, a member of the VAR Group, to provide management and operational services to us, including the services of Mr. Yoav Kfir as the active Chairman of our Board.  The note holders also authorized the trustees of the note holders to take actions and proceedings (including legal proceedings) to implement the foregoing decisions.

On February 18, 2014, the trustees filed a petition with the Court for a stay of proceedings and the appointment of Mr. Yoav Kfir as a trustee over the Company. The Court declined to grant such petition. Instead, the Court directed the parties to finalize their negotiations of the terms of an arrangement with the assistance of a mediator.  The Court also issued an order prohibiting the filing of any claims against us until further notice.

On March 5, 2014, we reached an agreement in principle with the representative of the note holders on the issues that were in contention in the proposed arrangement. If the proposed arrangement is consummated on the foregoing terms, the Company's currently outstanding ordinary shares including the shares of the Company's CEO Mr. Izhak Tamir and the Company's Chairman of the Board Mr. Eric Paneth will be cancelled and will have no value. There can be no assurance that an arrangement will ultimately be approved and implemented on the foregoing terms or otherwise. Under applicable law, an arrangement requires various approvals, including the company note holders, the Tel Aviv District Court and the Tel Aviv Stock Exchange. If an arrangement is not consummated, the company will probably enter liquidation proceedings.  In that case, as well, the Company's ordinary shares will have no value.On the same date, the Court appointed Mr. Shay Nissan as the expert to opine on the terms of the proposed arrangement in accordance with the Companies Law.

On March 6, 2014, our director Mr. Jed Arkin appointed Mr. Kfir as an alternate director in accordance with the Companies Law and our articles of association.

On April 6, 2014, Mr. Nissan submitted to the Court his opinion regarding the terms of the proposed arrangement.

On April 10, 2014, we filed a request with the Tel Aviv District Court to allow us to convene a meeting of our significant creditors to approve the proposed arrangement and on April 10, 2014 the Tel Aviv District Court approved our request to allow us to convene meetings of our shareholders and significant creditors to approve the proposed arrangement.

On September 2, 2013, the holders of Series A notes postponed the payment of interest – see also note 4. Additionally, at the same meeting, the trustee of the holders of Series A notes was authorized to decide from time to time to postpone the dates for payment of interest and principal, up to three more times, for periods of 30 days each, up to a total postponement period of 90 days. On March 13, 2014, the Company announced that pursuant to the decision of the trustee of the Series A note holders, the trustee exercised his authority and postponed the interest payment due to the holders on March 30, 2014 and April 30, 2014.